8/22

06017278

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Novolipetsk Steel

*CURRENT ADDRESS 2 pl. Metallurgov, Lipetsk
398040 Russia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35021 FISCAL YEAR

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/4/06

01-08-2006

Novolipetsk Steel (NLMK) reconfirmed its Quality Management System compliance with international requirements for automotive steel production

NLMK's Quality Management System (QMS) has successfully passed its second supervisory audit to comply with the requirements of ISO/TS 16949:2002 (Quality management systems – Particular requirements for the application of ISO 9001:2000 for automotive production and relevant service part organizations).

Experts from the certifying body, TÜV CERT (Germany), performed the audit and verified all the ongoing processes of the site's Quality Management System together with the regulatory documentation, production facilities activities and technical support services operating in the production of flat steel for automotive application.

The experts conducting the audit confirmed that all the processes of Company's QMS comply with international requirements and acknowledged the Company's technical excellence and high organizational level.

Being a leading steel supplier to the automotive industry, in 2005 Novolipetsk Steel (NLMK) shipped more than 400,000 tonnes of steel, including high-quality automotive IF steel sheet, possessing improved stamping properties for the manufacture of auto body parts.

For reference:

The process of development and implementation of ISO/TS 16949:2002 is based on ISO 9001:2000, but the stringency of its requirements is significantly higher. The certification based on the requirements of this standard proves a high quality level of the Russian steel producer, and it offers an opportunity to be recognized as a potential supplier to global automotive companies.

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31-07-2006

Q2 2006 RAS Financial Results for NLMK Group's major companies

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) today announces Q2 2006 Russian Accounting Standards (RAS) financial results for its major companies. Click HERE to see the full text of the press-release.

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25-07-2006

Novolipetsk Steel's ordinary shares listed on Russia's MICEX Stock Exchange (MICEX SE)

OJSC Novolipetsk Steel (LSE: NLMK), the Russian leading steel producer, today announced that it has listed its ordinary shares on the MICEX Stock Exchange (MICEX Quotation List "B"), Russia's largest stock exchange.

Listing NLMK's shares on the MICEX Stock Exchange is aimed at further increasing the company's liquidity.

Novolipetsk Steel is also listed on the Russian Trading System (RTS) stock exchange and on the London Stock Exchange (LSE).

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24-07-2006

Novolipetsk Steel (NLMK) agrees to acquire additional 30% interest in its key logistics provider

Novolipetsk Steel, NLMK (LSE: NLMK) today announced that it has completed the acquisition of an additional 30% stake in LLC NTK from LLC EuroAsian Transport Company. As a result of this transaction NLMK now has a stake of 100% in LLC NTK.

LLC NTK is the key logistics provider for NLMK, arranging the transportation of the company's supplies of raw materials and providing delivery of steel products to customers in Russia and abroad. LLC NTK manages NLMK's relations with Russian Railways and, in relation to the exported products, with port authorities.

This acquisition is in line with the previously announced internal restructuring plan. One of key steps of the restructuring plan is a further consolidation of NLMK's core assets.

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10-07-2006

Trading update for Q2 2006

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update for Q2 2006. To view our production results, please, click HERE.

20-06-2006

Novolipetsk Steel (NLMK) Management Board members approved

The new structure and members of the Company's Management Board were approved at the Board of Directors meeting held on June 19, 2006.

Management Board members:
Mr. Alexey Lapshin – President, Chairman of the Management Board;
Mr. Vladimir Nastich – Senior Vice-president, Head of Steel Division;
Mr. Alexander Saprykin – Vice-president, Head of Iron Ore Division;
Mr. Alexander Zarapin – Vice-president, Head of Coal Division;
Mr. Igor Anisimov – Vice-president, Purchasing;
Ms. Galina Aglyamova – Vice-president, CFO;
Mr. Yuri Larin - Vice-president, Technology & Environment;
Mr. Stanislav Tsyrlin – Vice-president, HR & Management System;
Mr. Dmitry Baranov – Vice-president, Sales.

Decisions on changes in NLMK's management structure and new Management Board membership, as well as the Company's President (Chairman of the Management Board) appointment were made at the Annual General Meeting of Shareholders of OJSC "NLMK", held on June 6, 2006, within the framework of the Company's internal restructuring plan.

20-06-2006

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its consolidated results for the 1st Quarter 2006.

Highlights:

O Strong 1Q 2006 financial results
- Sales revenues were USD 1,123 million
- Cash flows from operating activities were USD 159.1 million
- EBITDA* margin was 35%
- Cash and cash equivalents USD 2,271 million as of 31 March, 2006

O Dynamic asset portfolio management policy
- Building up steel rolling capacity in core markets through the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD 104 million;
- Acquiring a controlling stake in OJSC Combinat KMAruda;
- Disposal of minority share in OJSC Lebedinsky GOK, resulting in USD 298 million net income.

O Total amount of capital expenditures for acquisition and reconstruction of fixed assets was USD 91.2 million

O Launching the implementation of the internal restructuring plan to optimize the management structure and maximize operational efficiency as well as to optimize NLMK's structure and to focus the Company's efforts on its core business

Financial highlights for the 1st Quarter ended 31 March, 2006

USD, million	As of 31 March, 2006	As of 31 March, 2005	Change, %
Sales Revenue	1,123	1,271	-12%
Gross profit	444	654	-32%
Operating income	380	610	-38%
EBITDA	390	646	-40%
EBITDA Margin, (%)	35%	51%	
EPS (earnings per share)	0.0911	0.0710	28%

NLMK's spokesman, Anton Bazulev, commented:

" The company delivered a robust first quarter performance in the face of difficult market conditions with steel prices falling significantly during most of the period. Our strategy of intensifying vertical integration, increasing the proportion of output from high value-added products and enhancing our operational effectiveness both enabled us to weather the impact from these conditions and continues to position us for further progress.

These attributes, together with the current revival in the market, lead us to expect that 2006 revenues will be approximately 15% higher than in 2005 and that comparative profit levels will recover from the first quarter downturn. Our strong management team and our successful strategy of long-term sustainable development confirm our confidence in the future."

* EBITDA = Net income (post minorities) + income tax ± net interest ± gains/(losses) on investment +

depreciation

Management Board Comments
Over recent years Novolipetsk Steel (NLMK) remains one of the most efficient steel producers in Russia and worldwide. NLMK's strategy, aimed at increasing the Company's value, creating long-term competitive advantages and reducing dependence on market conditions, underlies NLMK's continued stable performance and allows meeting the challenges of unfavorable external factors in a flexible way.

As the prices on the steel market took a downturn in the second half of 2005, NLMK's financial results decreased in the 1st Quarter 2006 as compared with the 1st Quarter 2005. Sales revenues were USD 1,123 million, EBITDA was USD 390 million. Net cash provided by operating activities totaled USD 159 million.

Cash provided by operating activities and proceeds from the disposal of financial investments in the 1st Quarter 2006 fully covered capital expenditures and acquisitions of new subsidiaries. Growth in cash and cash equivalents was USD 347 million for 3 months of the current year resulting in the free cash of USD 2,271 million as of the end of the 1st Quarter 2006.

Production output of main steel products increased in the 1st Quarter 2006 as compared with the same period of the previous year. Thus, steel manufacturing was increased by 4.4% to 2.29 million tonnes. NLMK produced 2.12 million tonnes of finished steel products (+2.3% on 2005 level). Output of galvanized, pre-painted and grain-oriented steel increased by 55.7%, 69.2% and 19.3%, respectively, and reached 92, 81 and 35 thousand tonnes, respectively. Output of main steel products was maintained at almost the same level as in the 4th Quarter 2005.

Steel Segment
Steel segment continues to be the key segment of the Company. In the 1st Quarter 2006, this segment generated USD 1,048 million sales revenue from external customers and USD 336 million from operating activities. Steel segment includes the primary production asset - OJSC NLMK, DanSeel A/S, steel rolling subsidiary and other companies whose business is steel production procurement and sales of finished products. The share of steel segment was 93.3% in consolidated revenues and 88.6% in operating income as compared to 93.5% and 80.4%, respectively, in the 1st Quarter 2005. Consolidation of DanSeel A/S's (Danish steel-rolling company) financial results in the 1st Quarter 2006 served as a factor which to certain extent compensated for the steel segment operating income decline.

Though steel products prices increased slightly at the end of the 1st Quarter 2006, on the average, these prices were significantly lower in the reporting period as compared to 1st Quarter 2005 level, thus, bringing the decline in sales revenue from external customers by 11.8% and in operating income - by 31.4%.

1st Quarter 2006 steel segment financial results differ insignificantly from those of the 4th Quarter, 2005. The steel segment revenue increased by USD 32.9 million, or 3.2 %, gross profit increased by USD 21 million, or 5.9% and operating income went down by USD 28.5 million, or 7.8 % in the reporting period as compared to the previous quarter (results of retroactive consolidation of DanSteel A/S from December).

Mining segment
As of the 1st Quarter 2006 NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomite, OJSC Stagdok, and OJSC Combinat KMAruda that supply raw materials for NLMK' manufacturing facilities in Lipetsk and also sell a portion of raw materials to third parties.

Stoilensky GOK is the principal mining company within NLMK. In the 1st Quarter 2006, it produced 2.72 million tonnes of iron-ore concentrate and 0.262 million tonnes of sinter ore. In the 1st Quarter 2006, the output of Dolomite was 0.405 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 0.72 million tonnes of fluxing limestone in the same period.
In the 1st Quarter 2006, the mining segment's revenue from external customers was USD 16.4 million, which is 48.2% lower than the level reached in 1st Quarter 2005. The segment revenue, including

intersegmental transactions, was USD 109.6 million (-40.2% on the same period in 2005 and -3% on the 4th Quarter 2005). Revenue decline is attributable to the considerable decrease in iron-ore prices while the product output remained almost unchanged.

As 85% sales volume (in value terms) of the mining segment is generated by intercompany transactions, this segment's share in the 1Q 2006 consolidated sales revenue was 1.5%.

Decreased iron-ore prices led to the mining segment's operating income reduction of 71% from USD 101 million in the 1st Quarter 2005 up to USD 30 million in the same period of 2006. The segment's share in consolidated operating profit lowered by 40.8% or USD 21 million in comparison with the 4th Quarter 2005.

Starting from March 2006, OJSC Combinat KMA Ruda (KMAruda) is a member of the NLMK. In the 1st Quarter 2006, OJSC Combinat KMA Ruda produced 0.44 million tonnes of iron-ore concentrate. In February-March 2006, NLMK purchased 43.37% of the outstanding common shares, which resulted in an increase of NLMK's ownership up to 76.26%. NLMK's ownership was subsequently increased up to 84.85% in April 2006, as a result of acquisition of additional 8.59% shares from minority shareholders. Stoilensky GOK together with KMAruda fully cover NLMK's requirements for iron-ore concentrate, and concentrate surplus is sold to third parties.

Other Segments

Other segments include the financial results of OJSC Tuapse Commercial Sea Port (TMTP) – Black Sea port operator, the fifth-largest port in Russia, OJSC Lipetskcombank, LLC LIS Chance and the Lipetskaya Municipal Energy Company (LMEC) that supplies electric power to the local population.

In the 1st Quarter 2006, the other segment's revenue from external customers was USD 59.1 million, which is 15.7% higher than the level of the same period in 2005 and 29.9% higher than in the previous quarter. Such increased revenue is largely attributed to the companies' output growth.

In the 1st Quarter 2006, other segments' operating income totaled USD 13.3 million, which is 4.3% lower than in the same period in 2005, as a result of the increased cost of sales of goods and services by LMEC.

Consolidated financial results

In the 1st Quarter 2006, as a result of deteriorating steel market conditions compared with the beginning of the previous year, sales decreased by 12% to USD 1,123 million despite the steel products' sales growth. NLMK managed to avoid a sharp decline in revenue thanks to its flexible sale policies. In the 1st Quarter 2006, the domestic market accounted for 42% of revenue as compared with 34% in the same period in 2005. Similar to 2005, due to the greater volumes of shipment of grain-oriented steel and pre-painted steel products, the proportion of products featuring high added value considerably increased in the structure of shipments from NLMK in the 1st Quarter 2006.

As the prices for steel products stabilized, NLMK saw the increase of USD 42 million or 3.9% in the sales revenue in the 1st Quarter 2006 as compared to the previous period.

The production cost went slightly up from USD 542 million to USD 605 million or by 11.5% in the 1st Quarter 2006 against the same period in 2005 (6.1% against the 4th Quarter 2005). As a result of higher production cost in the context of lower revenue, NLMK's operating income in the 1st Quarter 2006 decreased by 37.7% as compared the same period in 2005 and amounted to USD 380 million. In the same time, the gross profit went up by USD 6.3 million, or 1.4% as compared to the previous period and operating income was lower by 11.2% against the 4th Quarter 2005 result.

In the 1st Quarter 2006, EBITDA was USD 390 million, EBITDA margin was 35%. The decrease in EBITDA margin in 1st Quarter 2006 is primarily attributable towards substantially lower steel prices as compared to the 1st Quarter 2005 and consolidation of new assets with lower profitability. For comparison, in the 1st Quarter 2005, EBITDA was USD 646 million and EBITDA margin was 51%, while in the 4th Quarter 2005 these indicators were USD 467 million and 43%. respectively.

In the 1st Quarter 2006, depreciation charges were almost the same as in the 1st and 4th Quarters 2005 and amounted to USD 74 million.

US dollar rate decrease had a negative impact on NLMK's financial results: foreign currency exchange loss was USD 57 million in the 1st Quarter 2006.

Income before tax was USD 727 million in the 1st Quarter 2006, having increased by 20.6% against the 1Q 2005 level. The growth was 62.9% in comparison with the 4th Quarter 2005.

In the 1st Quarter 2006, net income was USD 546 million that is 28% higher than in the same period of the previous year and represented growth of 60.8% against the previous quarter. The January 2006 sale of the stake in Lebedinsky GOK served as the main driver of higher profits. If the effect of the Lebelinsky GOK share sale were eliminated, NLMK's net profit would have been USD 248 million in the 1st Quarter 2006 or 42% lower against the same period in 2005. This decrease is attributable to lower sales revenue and higher production costs.

Earnings per share (EPS) were USD 0.0911 in the 1st Quarter 2006.

Consolidated balance sheet data
In the 1st Quarter 2006, NLMK's assets increased by 10% against 31 December 2005 and reached USD 6,825 million. The Company's assets grew mostly by means of net profit.

Profitable business allows NLMK to finance its own activities and the development of the Company primarily from its own funds. A share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and exceeded 80% over the last three years; at the end of the 1st Quarter 2006, it was 84%.

Highly liquid assets of NLMK substantially exceed the amount of its debt. The NLMK's cash and cash equivalents position as at 31.03.2006 amounted to USD 2,271 million.

Over the last four years, the working capital ratio of NLMK did not drop below 4.8. At the end of the 1st Quarter 2006, it reached 7.1.

In the 1st Quarter 2006, annualized return on assets (ROA) was 34% and annualized return on equity (ROE) was 40%. These ratios are higher than in the 1st and 4th Quarters 2005 due to an increase in the Company's net profit as a result of the sale of its financial investments in the reporting quarter including divestment of interest in Lebedinsky GOK.

In the 1st Quarter 2006, the Company's current assets increased by USD 429 million or by 12% against the levels seen on 31 December 2005. Primarily this growth was achieved through a rise in cash and cash equivalents which increased by USD 347 million.

Cash flow
Net operational cash flow was USD 159 million in the 1st Quarter 2006, which is almost 74.5% more than net cash used for fixed assets construction and acquisition that amounted to USD 91.2 million.

In the 1st Quarter 2006, net cash flow from investing activities was USD 227 million. Positive result of NLMK's investing activities was due to the sale of its financial investments of USD 403 million.

Since practically no loans or borrowings are used to finance the Company's operations, the main cash outflow associated with the financial activities in the 1st Quarter 2006 was caused by the Company's merger & acquisition projects, including USD 104 million spent on acquisition of DanSteel A/S (Danish steel-rolling company).

In the 1st Quarter 2006, the net increase in cash and cash equivalents was approximately USD 275 million, and NLMK's cash balance was USD 2,271 million as of the end of the 1st Quarter 2006. In addition, US currency weakening resulted in USD 72 million increase of NLMK's cash and cash equivalents for the first quarter of 2006. Thus, the combined increase of cash and cash equivalents during

the reporting period comprised USD 347 million.

The Company's sustainable financial position allows for a flexible business development strategy. Creation of additional shareholder values remains NLMK's priority, and NLMK will continue to pursue the policy based on stringent financial discipline and balanced investment projects.

Outlook

Revival of the steel market at the end of the 1st Quarter 2006 allowed steelmaking companies to increase selling prices. This recovery trend is expected to continue in the 2nd and 3rd Quarters 2006. Afterwards the market is likely to stabilize. We estimate that average prices of NLMK in 2006 will be at the levels seen last year.

NLMK plans to increase its steel output to match 2004 levels. Production of iron-ore concentrate at the Stoilensky GOK will increase.

We expect that revenues in 2006 will be approximately 15% higher than in 2005. This will be influenced by bigger sales volumes and by adding new assets to Novolipetsk Steel. Profits from operations will remain at last year's levels.

The sale of a stake in Lebedinsky GOK in January 2006 will be the key factor driving growth of the Company's profit before tax and net profit.

NLMK's strategy for long-term sustainable development and its highly qualified team of managers allow us to make a positive forecast and look confidently into the future.

To see the full text of Consolidated Financial Statements prepared in accordance with US GAAP accounting principles for the First Quarter 2006 click HERE.

RECEIVED
2006 AUG 22 A 9:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

19-06-2006

Environment protection technology of Novolipetsk Steel (NLMK) named the Best Ecological Project in 2006

Novolipetsk Steel (NLMK) is delighted to announce that it became the winner of the Annual Contest "Best Ecological Project" organized by the Federal Service for Ecological, Technological and Nuclear Supervision and "Industrial Ecology" magazine.

Industrial companies, environment protection professionals and R&D organizations took part in the contest with 150 projects.

NLMK won the award for implementation of modern control systems and waste handling technologies. NLMK presented at the contest its waste neutralization technology developed and implemented by the Company (this technology is used for neutralization of polychlorinebiphenyl (PCB) waste (sovtol and sovol) synthetic oils that were widely applied in electrical equipment several decades ago).

This technology provides successful solutions for safe disposal of power transformers containing sovtol and other overage electrical equipment that posed serious ecological problems.

Since the start of implementation of the environmental protection project in 1999, over 520 tonnes of liquid PCB, 267 transformers contaminated by sovtol, over 2300 capacitors containing sovol and over 10 tonnes of materials contaminated by PCB have been recycled. By 2015 the Company is planning to put out of operation all the equipment containing PCB and neutralize all waste of this type.

16-06-2006

New members of Company's Board Committees approved

New members of three Board Committees of Novolipetsk Steel (NLMK) - Strategic Planning Committee, Audit Committee and Personnel, Remunerations and Social Policy Committee – were approved.

Vladimir Skorokhdov, Nikolai Gagarin, Nikolai Lyakishev, Oleg Bagrin, Carl Doering, Alexey Lapshin and Vladimir Nastich were elected to the Strategic Planning Committee, chaired by Vladimir Lisin. The Committee works out and submits to the Board of Directors the recommendations on priority guidelines for the Company and its development strategies, including long-term measures for enhancement of the Company's efficiency, increase in assets, profitability and attractiveness for investments.

Oleg Bagrin and Igor Fyodorov were elected to the Audit Committee, chaired by Randolph Reynolds. This committee works out and submits to the Board of Directors the recommendations on efficient control of financial and economic activities of the Company, including annual independent external auditing of financial statements

Carl Doering, Stanislav Tsyrlin and Sergey Melnik were elected to serve on the Personnel, Remunerations and Social Policy Committee, chaired by Dmitry Gindin. The main objective of this committee is drafting recommendations on personnel policy of the Company and remuneration to members of management bodies and Internal Audit Commission of the Company. The Committee also deals with social issues of the Company, environmental safety and cooperation with state and local authorities.

15-06-2006

NLMK's Chairman Vladimir Lisin met Kemerovo region Governor Aman Tuleev

The Governor of the Kemerovo region, Aman Tuleev, and Chairman of the Board of Novolipetsk Steel (NLMK), Vladimir Lisin, met on June 13 in Kemerovo and discussed measures to improve the situation in the field of industrial safety. During the meeting they also discussed possible arrangements to increase salaries of the employees of "Prokopievskugol" Coal Company, a newly-acquired NLMK subsidiary.

During the meeting Vladimir Lisin stressed that "serious efforts are needed to achieve stability, and we have the opportunity to increase the level of efficiency at "Prokopievskugol".

Following the meeting, Aman Tuleev said: "NLMK is recognized as the leader in the Russian steel-making industry. We believe strongly that "Prokopievskugol" is going to benefit hugely from the ownership of NLMK which is renowned as a socially-responsible employer".

The Governor assured the owners of "Prokopievskugol" that the regional authorities and Prokopyevsk city administration were ready to provide all necessary assistance.

For reference: "Prokopievskugol" is a coal company that owns 7 mines and 3 processing plants. The annual output of Prokopievskugol is about 3 mln tonnes of coking coal and 2 mln tonnes of energy coal.

15-06-2006

An anti-dumping duty on cold-rolled steel in South Africa lifted

The Republic of South Africa revoked a 76.1% anti-dumping duty on NLMK's cold-rolled steel.

Before 2002 Company's annual exports to the Republic of South Africa varied from 3.5 to 5 thousand tonnes of cold-rolled steel. When the antidumping duties were imposed exports of that kind of products to South Africa were completely suspended.

In 2005 Novolipetsk Steel initiated a procedure for revision of anti-dumping measures imposed by the Republic of South Africa against Company's cold-rolled steel products. In the course of the revision the exhaustive documentation was submitted to the International Trade Administration Commission of the Republic of South Africa followed by the determination that imports from Russia did not injure the South-African industry.

As a result of withdrawal of anti-dumping duties NLMK gained a possibility to freely supply its cold-rolled steel products to dynamically growing South African market.

09-06-2006

Novolipetsk Steel (NLMK) Agrees to Acquire 100% Interest in VIZ Stal

Novolipetsk Steel, NLMK (LSE: NLMK), the leading Russian steel producer, is pleased to announce that it has agreed to acquire 100% of the issued share capital of VIZ Stal, the second largest Russian electrical steel manufacturer, for USD 550 million. The acquisition is to be financed in full from NLMK's existing cash funds.

Based in Ekaterinburg, VIZ Stal is a rolling facility which specializes exclusively in electrical steels. VIZ Stal produces cold-rolled electrical steel sheet, and has a 56% share of the Russian grain-oriented steel market and about 11% of the world market. VIZ Stal's production capacity is approximately 200,000 tonnes of electrical steel per annum. Sales revenue of VIZ Stal for the first half of 2006 is estimated at USD 250 million. The EBITDA margin for the same period is expected to exceed 50%. NLMK has a long-standing relationship with VIZ Stal, being its supplier of hot-rolled coils. The acquisition will make NLMK number one in Russia and among the top three in the world market for electrical steel.

For NLMK, the acquisition of VIZ Stal is an important step in the development of high value-added product portfolio. NLMK's management has already identified substantial synergies with the newly acquired asset and expects to improve VIZ Stal's cost structure while enhancing the modernization and efficiency of its production facilities.

Mr. Vladimir Lisin, NLMK's Chairman and controlling shareholder, commented: "At a time of an increasing competition for quality assets, the acquisition of VIZ Stal allows NLMK to become a major player in the electrical steel business. The electrical steel market offers one of the highest profit margins in the industry. This acquisition is in line with the key element of NLMK's strategy - our 'profits before tonnes' approach."

NLMK

NOVOLIPETSK STEEL

PRESS-RELEASE

Novolipetsk Steel (NLMK)

07 June 2006

RESULTS OF VOTING AT THE 2006 ANNUAL GENERAL MEETING

Novolipetsk Steel (LSE: NLMK) announces the results of resolutions proposed at the Annual General Meeting held on 6 June 2006.

NLMK's shareholders have approved the recommended final dividend for 2005 of USD 0.0711 (RUR 2.0) per ordinary share. Including the already paid interim dividend of USD 0.0352 (RUR 1.0) per ordinary share for the first six months of 2005, the total dividend for the year is USD 0.1063 (RUR 3.0) per ordinary share. The AGM has also voted for amendments to the existing Dividend Policy. NLMK's Dividend Policy now sets minimum dividend payments of 20% of US GAAP net income (previously 15% of US GAAP net income) and targets an average dividend payment of 30% of US GAAP net income during next five years.

NLMK's shareholders approved amendments to main corporate documents including the Charter, Regulations on the Board of Directors, Regulations on the Management Board, and Corporate Governance Code. These changes are primarily designed to implement the Internal Restructuring Plan that was announced on March 31, 2006. The Plan is aimed at centralizing key management functions at the Group level and increasing the efficiency of the Company's business processes.

NLMK shareholders have elected members of the Board of Directors. The cumulative voting results are presented below. According to approved amendments to the Corporate Governance Code, the maximum term for a Board member to be considered independent should not exceed 5 years. NLMK currently has 4 independent directors out of 9 on the Board: Mr. Dmitriy Gindin, Mr. Karl Doering, Mr. Nikolai Lyakishev, Mr. Randolph Reynolds.

NLMK shareholders approved the remuneration of members of NLMK's Board of Directors for 2005. The remuneration was determined in accordance with the "Regulations on the Board of Directors members' remuneration." The total remuneration of Board Members for 2005 amounted to USD 1,603,750 including annual bonus of USD 1.5 million.

NLMK shareholders have approved the resolution substituting General Director (CEO) position with the President (Management Chairman). Mr. Alexey Lapshin was elected the President of the Company.

Biography of Mr. Alexey Lapshin:

Alexey Lapshin has been Managing Director of DanSteel A/S since the company was acquired by NLMK in January 2006. Previously, he was a management and technical consultant with DanSteel A/S for four years. Mr. Lapshin was Chief of Department in LLC Rumelco from 1999 to 2002 and at the same time was on the Board of NLMK. From 1994 to 1999, Mr. Lapshin held positions in various metal companies,while he also managed development of "Stinol" refrigerator manufacturing plant in Lipetsk as a consultant. Mr. Lapshin started his career at Gaiskiy GOK in 1967, joining "Yuzhuralnickel" metal production facility n 1975-1994, where he started as a foreman and raised through the ranks to become Deputy CEO.
He graduated from Orsk Oil Technical College and has a metallurgical engineering degree from the All-union Polytechnic Institute.

Mr. Lapshin has many years management experience and a proven professional track record in the steel industry both in Russia and abroad.

NLMK being a member of the international association "International Iron and Steel Institute" has obtained an AGM approval on the membership in this organization.

The following resolutions were put to NLMK's shareholders on a poll at the Annual General Meeting and the results of voting were as follows:

	Resolution	Votes For	Votes Against	Votes Abstained	Results
1.1	To approve the Company's 2005 Annual Report and annual financial statements for the 2005 financial year	5 315 939 769	0	467 326	carried
1.2	To declare the payment of dividends for 2005 totaling 3 rubles per common share. Considering that the interim dividend paid for H1 2005 was 1 ruble per common share, to pay a final dividend of 2 rubles per common share. The final dividend shall be paid on 4 September 2006 by funds transfer	5 431 554 454	1 001	261 261	carried
2.1	To approve the revised Charter of OJSC NLMK	5 427 257 898	641 063	4 030 840	carried
2.2	To approve the revised Regulations on the Board of Directors of OJSC NLMK	5 423 698 803	648 070	7 437 809	carried
2.3	To approve the revised Regulations on the Management of OJSC NLMK	5 423 640 194	1 832 064	6 408 976	carried
2.4	To approve the revised Corporate Governance Code of OJSC NLMK	5 424 157 215	672 094	7 007 400	carried
2.5	To approve the revised Dividend Policy of OJSC NLMK	5 408 190 140	611 033	6 897 961	carried
3.	Election of members of the Board of Directors of OJSC NLMK*				
4.	To elect Mr. Alexey Lapshin President (Management Chairman) of the Company	5 425 949 567	408 612	6 288 350	carried
5.	To elect Company's Internal Auditing Commission				
5.1	Mr. Valery Kulikov	5 423 492 500	116 319	5 065 566	carried

5.2	Mrs. Natalia Kurasevich	5 422 737 745	289 294	5 153 857	carried
5.3	Mrs. Olga Savushkina	5 423 709 470	147 152	4 992 490	carried
5.4	Mrs. Galina Shipilova	5 422 952 076	153 158	4 979 477	carried
6.1	To approve CJSC "PricewaterhouseCoopers Audit"	5 427 759 707	714 137	2 260 475	carried
6.2	To entrust CJSC "PricewaterhouseCoopers Audit" with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP)	5 428 861 605	751 177	2 413 603	carried
7.	To approve the remuneration of members of OJSC NLMK Board of Directors	5 421 150 053	1 833 287	9 402 920	carried
8.	To approve the decision of OJSC NLMK to participate in the international association "International Iron and Steel Institute"	5 431 460 733	66 066	1 009 603	carried

* Cumulative voting results are presented below.

The resolution on the Board members' election is voted upon by cumulative voting, i.e. one voting share gives the number of votes equal to the number of the members in the Board of Directors. When voting, the shareholder is entitled to cast all his votes in favor of one nominee or to distribute them between several nominees. In accordance with the cumulative voting results, the following Board members were elected:

	Board Members
1.	Mr. Vladimir Lisin
2.	Mr. Vladimir Skorokhodov
3.	Mr. Oleg Bagrin
4.	Mr. Igor Fyodorov
5.	Mr. Nikolai Gagarin
6.	Mr. Dmitriy Gindin
7.	Mr. Karl Doering
8.	Mr. Nikolai Lyakishev
9.	Mr. Randolph Reynolds

01-06-2006

Independent auditors confirmed compliance of NLMK's quality management system with international standards

NLMK has passed recertification audit for compliance of its quality management system with the requirements of ISO-9001 : 2000 international standard, as well as compliance audit of the quality management system used for the production of hot rolled coils from carbon steel grades in accordance with the requirements of EC Directive – 97/23/EG and German Technical Rules - AD 2000 W.

Under audit procedure at NLMK's steel production site in Lipetsk, the TUV CERT (Germany) experts have investigated all quality management system processes, workflow procedures and operating activities of production units and technical support services. The auditors have confirmed high level of NLMK's technical development and managerial control, as well as the compliance of all elements of the quality management system with international requirements.

The compliance of the quality management system with ISO-9001: 2000 international standard proves the fact that all NLMK's value chain business processes are organized in accordance with international requirements and best practices.

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25-05-2006

Novolipetsk Steel (NLMK) introduces own scientific developments into production

Novolipetsk Steel (NLMK) has started construction of the first in Russia grain-oriented electrical steel laser treatment system with planned annual production capacity of up to 40 thousand tonnes. The implementation of this project elaborated within the framework of Company's R&D activities will allow producing a new high value-added steel product with high level of magnetic properties.

The new unit will be applied in production of flats for versatile transformer cores. NLMK has invested approximately RUR 1.5 million into the development of laser treatment technology.

Under the first phase of the technical upgrading program, covering the period from 2000 to 2005, NLMK carried out 220 R&D projects aimed at optimization of technological processes, and development of new technologies and equipment. In the area of R&D activities NLMK cooperates with leading universities and research centers in Russia and other countries.

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11-05-2006

Novolipetsk Steel (NLMK) included in MSCI Emerging Markets Index

OJSC Novolipetsk Steel (LSE: NLMK) is pleased to note today's announcement that the Company's Global Depositary Shares (GDSs) will be included in the Morgan Stanley Capital International (MSCI) Emerging Markets Index effective 31 May, 2006. As a result the pro-forma weight of NLMK GDS in the index will increase to 0.12%.

NLMK is the first Russian steelmaker to be added to MSCI Emerging Markets Index. The decision by MSCI to include NLMK's GDSs in its Emerging Markets Index will provide the opportunity for equity participation to a wider range of international investors. The index is traditionally used by fund managers worldwide to measure stock performance in emerging markets and allocate assets accordingly.

Anton Bazulev, NLMK's spokesman, commented:
"NLMK's inclusion in the index is expected to raise the Company's international profile and make its shares more attractive to a wider group of international portfolio managers."

NLMK

NOVOLIPETSK STEEL

PRESS-RELEASE

03 May 2006

Q1 2006 RAS Financial Results for NLMK Group's major companies

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) today announces Q1 2006 Russian Accounting Standards (RAS) financial results for its major companies *.

The filing of RAS accounting results is a Russian regulatory requirement. In addition, NLMK has been preparing financial reports in accordance with the US GAAP accounting standards since 1998. RAS accounting results differ materially from US GAAP accounting results and are not comparable to financial statements prepared in accordance with US GAAP. The RAS accounting results of NLMK Group's major companies are not indicative of the financial condition or results of these entities under US GAAP. Reference should be made only to consolidated financial statements prepared in accordance with US GAAP for information with respect to NLMK Group's financial condition and results of operations.

Q1 2006 RAS financial results NLMK Group's companies

(in thousands of rubles)

OJSC "Novolipetsk Steel"

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	33 400 802	27 930 471	-16.38%
Gross profit	15 873 430	11 735 575	-26.07%
Sales profit	14 997 964	10 438 250	-30.40%
Net profit	11 053 503	15 053 814	36.19%

OJSC "Stoilensky GOK"

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	4 265 226	2 730 629	-35.98%
Gross profit	2 976 661	1 370 888	-53.95%
Sales profit	2 921 403	1 314 596	-55.00%
Net profit	2 246 327	1 048 504	-53.32%

OJSC “KMA Ruda” **

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	702 466	424 853	-39.52%
Gross profit	410 030	94 635	-76.92%
Sales profit	403 146	85 963	-78.68%
Net profit	305 963	72 349	-76.35%

OJSC “Lipetskcombank”

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Total interest and similar income	143 954	236 545	64.32%
Net interest and similar income	78 367	114 889	46.60%
Income before income tax	49 313	38 868	-21.18%
Net profit	44 698	26 134	-41.53%

OJSC “Stagdok”

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	80 021	101 482	26.82%
Gross profit	12 355	28 958	134.38%
Sales profit	3 990	18 293	358.47%
Net profit	- 388	9 572	-

OJSC “Dolomite”

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	53 945	68 783	27.51%
Gross profit	18 197	30 997	70.34%
Sales profit	6 226	17 199	176.24%
Net profit	2 626	9 915	277.57%

OJSC "TMTP"

	Q1 2005	Q1 2006	Change, %
1	2	3	4
Revenue	537 600	562 337	4.60%
Gross profit	355 586	372 886	4.87%
Sales profit	336 723	355 455	5.56%
Net profit	251 986	231 500	-8.13%

Highlights

- **Revenues and gross profit for the steel segment decreased due to price reduction on steel products.**

NLMK's steel segment financial results decreased in Q1 2006 compared to Q1 2005 due to a weak pricing environment that started in the second half of 2005. Despite the improvement of the steel market situation in Q1 2006, the average prices in the beginning of 2006 are substantially below record levels of Q1 2005. However, the price decrease on basic raw materials in Q1 2006 enabled NLMK to reduce operating costs in comparison with Q1 2005. The net income growth in Q1 2006 in comparison with Q1 2005 benefited from the divestment of NLMK's 12% stake in Lebedinsky GOK.

- **Profit decrease at major mining companies**

Revenues decreased at the major mining companies - Stoilensky GOK and KMA Ruda – in Q1 2006 by 35.98% and 39.52% respectively in comparison with Q1 2005. Net income of these companies for the same period went down by 53.32% and 76.35% compared to Q1 2005 results. The profit decrease in mining operations was caused by a weak pricing environment combined with steady production volumes.

- **Net interest and similar income growth by 46.6% at OJSC "Lipetskcombank"**

OJSC "Lipetskcombank" Q1 2006 total interest and similar income rose 64.32% in comparison with Q1 2005. The bank's net interest and similar income grew by 46.60%. At the same time, the bank's net income went down by 41.53% in comparison with Q1 2005. The net income decrease at OJSC "Lipetskcombank" in Q1 2006 is primarily attributable to expenses for the development of multi-branch banking.

- **Considerable revenue and profit growth at OJSC "Stagdok" and OJSC "Dolomite"**

OJSC "Dolomite" and OJSC "Stagdok" revenue growth for Q1 2006 amounted to 27.51% and 26.82% respectively compared to Q1 2005 results. The net profit of OJSC "Dolomite" for Q1 2006 grew by 3.8 in comparison with Q1 2005. The increased prices of limestone was a key driver of the favorable performance in Q1 2006.

- **Net income decrease by 8.13% at OJSC "TMTP" due to negative currency translation differences**

OJSC "TMTP" Q1 2006 revenues grew by 4.60% in comparison with Q1 2005 benefiting from the growing freight turnover. However, the port's net income in Q1 2006 went down by 8.13% in comparison with Q1 2005 due to negative currency translation differences.

OJSC "NLMK" will publish US GAAP consolidated financial results for Q1 2006 in June 2006.

** Indicated companies of the Group include: Novolipetsk Steel (NLMK), Stoilensky GOK, KMA Ruda, OJSC "Lipetskcombank", OJSC "Stagdok", OJSC "Dolomite" and OJSC "TMTP".*

*** KMA Ruda forms part of NLMK's Group since March 2006.*

02-05-2006

OJSC Novolipetsk Steel (NLMK) Completes Tender Offer for Ordinary Shares in OJSC "KMA Ruda"

OJSC Novolipetsk Steel (NLMK) announces that it completed a tender offer for OJSC KMA Ruda ordinary shares on 27 April, 2006. As a result of the tender offer, NLMK purchased 8.59% ordinary shares increasing its ownership in KMA Ruda to 84.85%.

KMA Ruda is a mining company located within 350 kilometers of NLMK's production facilities in Lipetsk. The company holds a leading position among Russian deep-mining companies. KMA Ruda supplies NLMK with iron ore concentrate.

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27-04-2006

NLMK enhances its energy self-sufficiency

A new turbine generator with a total installed capacity of 25MW has been commissioned at the Cogeneration Plant of OJSC "NLMK".

Its exploitation will improve reliability of energy supply to the blast furnace facilities and other shops, reduce iron and steel production cost without any additional environmental load. Commissioning of the unit will result in reducing consumption of power sourced from the Unified Energy System of Russia by 3% (166 mln. kWh) already in 2006 that will allow the Company to save 46 million rubles in the current year.

Cogeneration Plant load optimization and generating capacity expansion enable to increase Company's self-sufficiency in electric energy up to 43%. At the same time electrical energy generation cost at OJSC "NLMK" is almost 1.5 times lower than the purchase price.

The turbine generator construction project valued at 300 m rubles has been implemented during the course of 3 years within a framework of Phase I of the Company's Technical Upgrading Programme.

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26-04-2006

Novolipetsk Steel (NLMK) releases Trading Update for Q1 2006

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update for Q1 2006.*

The table below shows the production volume of NLMK's principal steel products on its main site for Q1 2006:

	Q1 2006	Q1 2005		Change
	Amount	Amount	Amount	%
	(in million of metric tonnes, except for percentages)			
Pig Iron	2.20	2.12	0.08	4.0
Steel	2.29	2.19	0.10	4.4
Slabs	0.98	0.90	0.08	8.9
Hot-rolled steel	0.43	0.51	-0.08	-14.6
Cold-rolled steel	0.59	0.54	0.05	7.8
Hot dip galvanized steel	0.09	0.06	0.03	55.7
Pre-painted steel	0.08	0.05	0.03	69.2
Non-grain-oriented steel	0.088	0.093	0.005	-5.9
Grain-oriented steel	0.04	0.03	0.01	19.3

The table below shows principal product tonnage produced at NLMK's Danish subsidiary, DanSteel A/S:

	Q1 2006	Q1 2005		Change
	Amount	Amount	Amount	%
	(in thousands of metric tonnes, except for percentages)			
Heavy plates	114	146	-32	-27.7

The table below shows the average price realized for each of NLMK's main steel segments** for Q1 2006:

	USD per tonne (FCA)			
	Q1 2006	Q1 2005		Change
			USD	%
Pig Iron	181	263	-82	-31.2
Slabs	255	428	-173	-40.4
Hot-rolled steel	426	516	-90	-17.4
Cold-rolled steel	508	615	-107	-17.4
Hot dip galvanized steel	745	818	-73	-8.9
Pre-painted steel	880	926	-46	-5.0
Non-grain-oriented steel	601	818	-217	-26.5
Grain-oriented steel	2909	1769	1140	64.4

The table below shows the DanSteel A/S average heavy plate prices** for Q1 2006:

	USD per tonne (FCA)			
	Q1 2006	**Q1 2005**		**Change**
			USD	%
Heavy plates	649	888	-239	-36.8

Anton Bazulev, NLMK's spokesman, commented:

"We recently announced our new forecast of increasing steel output to 10 million tonnes by 2010. NLMK's steel production volumes for the first quarter of 2006 rose 4.4% in comparison to Q1 2005. In addition, the company substantially increased the production of high value-added products during the first quarter. Despite a slight fall in prices at the beginning of the year, we continue to maintain a stable outlook for the global steel market."

---

* *All information on production volumes is preliminary and may be subject to change.*

** *excluding freight charge.*

18-04-2006

NLMK is holding Annual General Meeting in June

On April 17, 2006 a meeting of NLMK's Board of Directors has made a decision to conduct a General Shareholders' Meeting on June 6, 2006.

The general annual meeting of the Company's shareholders will address the following agenda items:

1. Approval of the Company's 2005 annual report, annual financial statements, including statement of income, and allocation of profit (including dividend payment) and losses of financial year 2005.

2. Approval of new edition of the Company's Charter, Regulations on the Board of Directors, Regulations on Management Board, Code of Corporate Governance, Dividend Policy of NLMK.

3. Election of members to the Company's Board of Directors.

4. Election of President (Chairman of the Management Board) of the Company.

5. Election of members to the Company's Audit Commission.

6. Approval of the Auditor.

7. Payment of remuneration to the members of the Board of Directors.

8. Membership of the Company in the International Association "International Iron and Steel Institute".

The Company's Board of Directors recommended the general shareholders' meeting to approve the decision on declaring dividends on common issued shares for 2005 in cash in the amount of 3.00 Rubles (USD 0.1063) per common share. Taking into account previous interim dividend payments for the first half of 2005 of 1.00 Ruble (USD 0.0352) per common share, it is recommended to pay additionally 2 Rubles (USD 0.0711) per common share.

The list of persons entitled to participate in the general annual meeting of the Company's shareholders will be prepared on the basis of NLMK Shareholders' Register as at 12:00 a.m., April 18, 2006.

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18-04-2006

Preliminary Results for the Year Ended 31 December, 2005

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its preliminary results for the year ended 31 December, 2005.

HIGHLIGHTS

- Strong 2005 financial results

o Sales revenues were USD 4,469 million
o Cash flows from operating activities were USD 1,515 million
o EBITDA* margin was 47%
o Cash and cash equivalents USD 1,897 million as at 31 December, 2005
o 65% total dividend increase to USD 0.1063 per ordinary share

- Continued dynamic development through M&A activities

o Acquisition of a license to develop a high quality coking coal deposit, Zhernovskoe-1, scheduled to supply 50% of the company's needs by 2009
o Building up steel rolling capacity in core markets through the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD 104 million

- Successful completion of the USD 1.26 billion first phase of the technical upgrading program, bringing NLMK to highly competitive operational level. The Company continues to implement second stage of the program estimated at USD 3.2 billion.

- Successful listing on the LSE representing 7.46%** of the existing issued ordinary share capital, global offering raised USD 609 million, resulting in a market capitalisation of USD 8.7 billion.

- Launch of an internal restructuring plan to optimise the management structure and maximise operational efficiency.

- NLMK received the highest corporate credit ratings among Russian steel companies.

Continued M&A activity in 2006
o Altai Koks, Prokopievskugol
o Lebedinsky GOK, KMAruda

Financial highlights for year ended 31 December, 2005

($million, unless stated)	31 December, 2005	31 December, 2004	Change %
Sales Revenue	4,469	4,539	-2%
Gross Profit	2,067	2,406	-14%
Operating Income	1,860	2,223	-16%
EBITDA	2,094	2,563	-18%
EBITDA Margin	47%	56%	
Basic and diluted net income per share	0.2312	0.2958	-22%

Total Dividends (US dollars per share):	0.1063	0.0643	65%
Interim Dividend	0.0352	0.0357***	
Recommend Final Dividend	0.0711	0.0286	

NLMK's Chairman, Dr. Vladimir Lisin, commented:

"I am delighted to present NLMK's strong financial results and strategic developments for the year ended 31 December, 2005. In 2005, NLMK's revenues amounted to USD 4,469 million and the company produced an EBITDA margin of 47%. The Group successfully listed on the London Stock Exchange at the end of 2005. NLMK's strong financial position allowed it to increase total dividends for the year by 65%. These results enable NLMK to maintain its position as the world's most profitable steel company. "

** EBITDA = Net income (post minorities) + income tax – interest earned + losses on disposal + depreciation*

*** including greenshoe option*

**** dividends for 9 months of 2004*

CHAIRMAN'S STATEMENT

I am delighted to present NLMK's strong financial results and strategic developments for the year ended 31 December, 2005. This has been an outstanding year for our company. We have made strong progress in fulfilling our strategic goals, enhancing our main competitive advantages as one of the world's most profitable steel producers and creating value for all our shareholders.

Last year, the main objectives were to bring the company to the international stock market, achieve further vertical integration through M&A activities to deliver substantial synergy benefits, and successfully accomplish the first phase of the technical upgrading program. I believe that NLMK's outstanding share price performance since the commencement of trading on the London Stock Exchange on 15 December, 2005, is a strong endorsement of our corporate strategy.

Our successful listing on the LSE raised NLMK's international profile and increased the company's global liquidity. The NLMK Global Offer comprised 7.46% of its existing issued ordinary share capital. According to analysts' reports, NLMK is now the most liquid steel stock in Russia.

Despite the fact that the market environment significantly deteriorated in the second half of the year, the company maintained a high level of revenues. In 2005, NLMK's revenues amounted to USD 4,469 million, remaining almost at the record level attained in 2004. The slight decrease in operating income from 2004 is primarily a result of the reduction of steel output caused by scheduled maintenance activities. However, it is particularly pleasing to note that in this challenging pricing and cost environment, we were able to produce a 47% EBITDA margin. This result enables NLMK to maintain its position as the world's most profitable steel company.

NLMK's continued strong cash generation, with net income at USD 1,385 million for 2005, allows us to fund an ongoing technical upgrading program. We have already spent USD 1.26 billion on the first phase of the program, targeting state-of-the art technologies to become a best in class operator. The total cost of the technical upgrading program for the next five years will be a lot more ambitious. The strong balance sheet forms the basis of NLMK's organic growth. Thus, we are planning to expand rolling capacity, focusing on the production of high value-added products, from 4.8 million tonnes at present to over 6 million tonnes by 2010.

The strong cash flows from our operations give NLMK the capacity to finance its production costs, capital expenditures and M&A activities, in full, from existing cash funds. The company has excess cash and the Board has decided that a large portion of it will now be returned to shareholders. NLMK's Board is proposing to amend the stated dividend policy so that it now targets minimum dividend payments of 20% of US GAAP net income (previously 15% of US GAAP net income) and to target an average dividend payment during a five-year period of 30% of US GAAP net income. The recommended final dividend for 2005 will be USD 0.0711 per ordinary share. Last year, we paid a single dividend of USD 0.0352 for the first six months of 2005. The total dividend for the year is therefore USD 0.1063. In addition, starting in 2006, the Board will recommend using the proceeds from divesting non-core businesses for special dividends payments. Thus, we remain committed to the strong dividend policy.

In regard to the main components of the corporate strategy, we continued to focus on strengthening vertical integration as the company's key competitive advantage. As a result of further consolidation of iron ore assets, NLMK has now achieved 100% self-sufficiency in iron ore, and used strategic acquisition opportunities in the coal-mining sector to purchase a license for the Zhernovskoe-1 coal deposits in Western Siberia. Along with the recent acquisition of coking coal and coke facilities, JSC "Altai-koks" and "Prokopievskugol" Coal Company, completed last month, this will allow us to achieve 100% self-sufficiency in coking coal by 2009.

The second pillar of the vertical integration strategy is purchasing high-quality rolling capacities in our strategic markets. In 2005, NLMK participated in the privatization auction for the stake in Erdemir to extend the company's access to the Turkish market. However, the auction price escalated to levels beyond adequate value creation opportunities. I would like to confirm, once again, that we continue to look selectively at value enhancing M&A opportunities. The acquisition of DanSteel A/S at the beginning of 2006 demonstrates that NLMK's fundamental approach is based on introducing value-added products as opposed to simply increasing capacity.

We are expecting to come back to 2004 production levels (of more than 9 million tonnes of crude steel) this year and to bring steel production to over 10 million tonnes by 2010. Our policy remains focused on improving NLMK's EBITDA, the key benchmark of our operating performance, and strengthening company's market leadership. As previously announced, the Board has approved an internal restructuring plan aimed at centralizing key management functions in accordance with NLMK's value chain. Optimizing the company's business processes provides an upside potential for maximizing operational efficiencies and delivering organic growth.

The outlook for the global economy is positive. The core markets demonstrate stable growth and strong underlying demand for NLMK's products. We anticipate that prices and demand will continue at or near current levels throughout 2006, allowing NLMK to produce strong operating profit and margins.

We continue to ensure constant enhancement of our corporate governance practices. In 2005 we elected four independent Board members who took active part in implementing the principles of our new Corporate Governance Code. We also endeavour to ensure timely and precise disclosure of information and to provide maximum transparency of our financial and business operations.

In conclusion, I want to thank all our employees, Board members and management team who contributed to NLMK's success story in 2005. Your dedication, experience, and industry knowledge are NLMK's most valuable assets.

MANAGEMENT BOARD'S COMMENTS

Over recent years Novolipetsk Steel has shown consistently stable results, remaining a market leader in terms of cost efficiency. This was achieved within NLMK's strategy, aimed at increasing the Company's value, creating long-term competitive advantages and reducing dependence on market conditions.

Even though prices on the steel market took a downturn in the second half of 2005, it was a successful

year for NLMK. Sales revenues were USD 4,469 million; EBITDA was USD 2,094 million, with an EBITDA margin of 47%. Net cash provided by operating activities reached USD 1,515 million, fully covering the Company's cash used in investing and financing activities, and contributed to the growth in cash and cash equivalents of USD 548 million (up 40.6% from 2004), which totaled USD 1,897 million at the year-end.

Production output of steel products decreased in 2005 due to major repairs of the blast furnace and converter facilities. Steel manufacturing was reduced by 7.2% to 8.47 million tonnes, finished steel products were down 7.0% to 7.98 million tonnes. Output was reduced mainly by lowering commercial slab production (-14.9% on 2004 levels), while flat-rolled steel products output was maintained at almost the same level as last year, at 4.78 million tons (-0.8%).

NLMK's production policy provides for major repairs of primary equipment in periods of poor conditions in sales markets. This policy was applied in 2005.

Steel Segment

Steel segment continues to be the key segment of the Company. In 2005, this segment generated USD 4 175 million sales revenue from external customers and USD 1 519 million from operating activities. Steel segment includes the Parent company - OJSC NLMK as well as service companies whose business is metal production procurement and sales of final products. The share of steel segment was 93.4% in consolidated revenues and 81.7% in operating profit.

In 2005, export steel prices were fluctuating: the price level was stable at the beginning of the year, dropped and remained low in the course of the second quarter. In the third quarter the prices were stable and finally in fourth quarter prices for selected products increased. Overall, in 2005 prices for the principal types of flat-rolled steel products in the major regional markets of the world dropped by 8–35% (depending upon the region and product type).

The global negative pricing environment has resulted in a price decrease on the domestic market. Despite the growing influence of world prices on domestic prices, domestic price fluctuation was not as big as world price fluctuation.

Decreased steel prices in second half of 2005 and production decline resulted in a 5.1% decline in the 2005 sales revenue from external customers and in a 25.4% drop in operating income.

The steel segment revenue decrease resulted not only from the fall in sales revenue, but also from a substantial growth of raw materials prices. Although in the second half of 2005 coal and iron ore prices went down, the average price level was higher than in 2004.

Mining segment

NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomit and OJSC Stagdok, a companies that produce metal raw materials for the Parent company.
Stoilensky GOK is the principal mining company within the Group. In 2005, it produced 10.81 million tonnes of iron-ore concentrate and 1.08 million tonnes of agglomerated ore. In 2005, the output of its subsidiary Dolomit, a dolomite producer, was 1.81 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 2.94 million tonnes of fluxing limestone in the same period.

In 2005, the mining segment's revenue from external customers was USD 119.5 million, which exceeds the level of 2004 by 59.4%. The segment revenue, including intersegmental transactions, was USD 580.1 million (+40,7% on 2004). Revenue growth is attributable to the growth of segment product prices, and to the effect of consolidation with Stoilensky GOK starting from the second quarter of 2004.

As 79.4% sales volume (in value terms) of the mining segment is generated by intercompany transactions, this segment's share in the 2005 consolidated sales revenue was 2.7%.
Increased iron-ore prices led to the mining segment's operating profit growth of 53.1% from USD 186 million in 2004 up to USD 291 million in 2005. The segment's share in consolidated operating profit was 15.6%.

Starting from the second quarter, NLMK had significant influence over OJSC Combinat KMA Ruda (KMAruda), which in 2005 produced 1.85 million tons of iron-ore concentrate. In February-March 2006, additional KMA Ruda shares were acquired, which resulted in an increase of NLMK's ownership up to 76.26%. Stoilensky GOK together with KMAruda fully cover NLMK's requirement for iron-ore concentrate, and concentrate surplus is sold to third parties.

Other Segments
Other segments include the OJSC Tuapse Commercial Sea Port (TMTP) – the fifth largest Black Sea port in Russia, OJSC Lipetskcombank, LLC LIS Chance and the Lipetskaya Municipal Energy Company (LMEC) that supplies electric power to the local population.

In 2005, these segments' revenue from external customers amounted to USD 174.5 million, or up 172% on the 2004 figure. Such significant revenue growth is largely attributed to asset consolidation, in particular, TMTP was consolidated only in July 2004, and the LMEC, after it was created in May 2004, began active operations in the second half of the year.
In 2005, other segments' operating income totalled USD 39.7 million, or 119% against the 2004 level, as a result of consolidation and increased TMTP cargo handling volumes and profit margin.

Consolidated financial result
As a result of both lower volumes of metal products shipped and worsening market conditions, in 2005 sales decreased by 1.5% to USD 4,469 million. NLMK managed to avoid a sharp decline in revenue by modifying its sale policies. NLMK rechanneled part of its export flows to the domestic market, where the price decline was of a smaller magnitude; as a result of this, in 2005 the domestic market accounted for 42% of revenue as compared with 36% in 2004. 2005 witnessed better structure of shipments from NLMK. Due to the greater volumes of shipment of grain-oriented steel and polymer-coated rolled products as well as lower volumes of raw iron and slabs, the proportion of products featuring high added value considerably increased.

NLMK has a well-developed distribution network. In 2005, NLMK's sales covered over 60 countries of the world. Its geographical proximity to clients creates additional advantages to NLMK. These are industrial regions of Russia, Europe, Turkey, Middle East and India, which account for approximately 70% of sales.
Allocation of total revenue by geographical segments in 2005 was as follows:

Russia	USD 1,883 million
Asia and Oceania	USD 848 million
EU countries	USD 626 million
Middle East, including Turkey	USD 571 million
North America	USD 307 million
Other regions	USD 234 million

The Company seeks to diversify its sales, both by product and market outlet. That strategy enables NLMK to concentrate its effort and capital expenditures on those market segments, which ensure the highest profits.

Apart from the increase in proportion of sales to Russia, in 2005 sales to Asia and Oceania rose from 14% to 19% in comparison with 2004. The proportion of sales in North America fell from 14% to 7%. Also, there was a slight decrease in the proportion of sales to EU countries (from 17% down to 14%), whereas the share of Middle East countries, including Turkey (13% in 2005) and other regions (5% in 2005) remained at the same level.

One of NLMK's priorities is to reinforce its status as a metals company with low cost of production. To this end, NLMK pursues a range of activities to ensure stringent control of operating costs.

As a result of this course of action, despite a considerable rise in prices of raw materials and energy in comparison with 2004, operating costs in 2005 only increased by 12%. (For information: prices of raw materials including transportation costs increased as follows: coking coal by 33%, natural gas by 18%, electricity by 8%).

As a result of higher production cost in the context of lower revenue, NLMK's gross profit in 2005 decreased by 14% as compared with 2004 and amounted to USD 2,067 million. A relatively insignificant decrease in gross profits as compared with both price decline rate in the metal markets and growth rate of prices of raw materials was attained due to the coordinated work of all Parent company's subdivisions (including sales & distribution, production and technical functions), and Group's mining segment.

In 2005, EBITDA was USD 2,094 million, representing 47% of sales. For comparison, in 2004, EBITDA was USD 2,563 million and EBITDA margin was 56.5%.
In 2005, depreciation charges were USD 283.6 million or 16% higher than in 2004. Higher depreciation resulted from commissioning new manufacturing facilities and expansion of the Group through acquisition of Stoilensky GOK and TMTP in 2004.

In 2005, interest expense rose by 22% up to USD 15.1 million primarily due to the growing scale of operations of the Group's subsidiary bank. An increase in interest income by 97% up to USD 98.9 million is explained by expanding operations of the subsidiary bank in addition to a rise in the deposited cash and cash equivalents.
In 2005, profit before interest and tax (EBIT) was USD 1,797 million that is 22% less than in 2004. In 2005, profit before tax and minority interest was USD 1,906 million having decreased by 19% against the 2004 level.

Income tax reported in the profit and loss statement for 2005 was USD 495.7 million that is USD 76.4 million or 13% less than in 2004. A reduction in tax is caused by lower financial results for the reporting year.

In 2005, net profit was USD 1,385 million that is 22% less than in 2004. Earnings per share (EPS) were USD 0.23 in 2005.
In spite of a decrease in profits, NLMK remains one of the most efficient steel plants in Russia and worldwide.

Consolidated balance sheet data
At the end of 2005, NLMK's assets increased by 17% and reached USD 6,051 million. The Company's assets grew mostly by means of net profit.
Profitable business allows NLMK to finance its own activities and the development of the group primarily from its own funds. A share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and exceeded 80% over the last three years; at the end of 2005, it was 84%.

Highly liquid assets of NLMK substantially exceed the amount of its debt and as a consequence NLMK has negative net debt, which amounted to USD (1,669 million) at 31.12.2005.
Over the last five years, the working capital ratio of NLMK did not drop below 4.8. At the end of 2005 it reached 6.0.

The structure of NLMK's balance sheet is evidence of high financial stability and absolute business solvency of the Company. Strong financial position is confirmed by the highest credit ratings amongst Russia's steel companies.

In 2005, return on assets (ROA) was 24% and return equity (ROE) was 29%. These indicators are lower than in 2004 due to a decrease in the Company's net profit in parallel with an increase in its assets and share capital.

In 2005, the Company's current assets increased by USD 715 million or by 28% against 2004. Primarily

this growth was achieved through a rise in cash and cash equivalents which increased by USD 548 million.

Cash Flow
NLMK's operational cash flow fully covers the requirements of Investment and Financial activities. During the previous years, it ensured increased generation of the Company's cash and cash equivalents.

Net operational cash flow was USD 1,515 million in 2005, which is almost 2.6 times more than net cash used for fixed assets construction and acquisition that equaled USD 573 million.

Since practically no loans or borrowings are used to finance the Company's operations, the main cash outflow associated with financial activities is dividend payment to shareholders.
In 2005, the net increase in cash and cash equivalents was approximately USD 548.1 million, and the NLMK cash balance was USD 1,897 million as of the end of 2005, which is up 40.6% on 2004.

The Company's sustainable financial position allows for a flexible business development strategy. Creation of additional shareholder values remains NLMK's priority, and NLMK will continue to pursue the policy based on stringent financial discipline and balanced investment projects.

Capital Expenditure
In 2005, NLMK successfully completed the first phase of the Technical Upgrading Program, covering the period from 2000 to 2005. The program was developed by experts representing leading R&D centers and design institutes. In connection with the program development, the best practices of iron-and-steel companies in Europe, Asia and Americas were used.

The total costs of acquisition and construction of NLMK's fixed assets from 2000 through 2005 were USD 1,549 million.
The first phase of the Technical Upgrading Program saw reconstruction and large-scale overhauls of the existing operating facilities and construction of new ones. Renovation and expansion of its basic production assets have allowed the Company to strengthen its competitive position in the sales markets by expanding its product portfolio, increasing product quality and reducing production costs.

The total amount of capital expenditures in 2005 was USD 573 million, which is higher by USD 304 million as against the 2004 level. The considerable increase resulted from expenditures allotted to the following facilities:

- reconstruction of coke furnace battery #1,
- overhaul of Blast Furnace #5,
- reconstruction of the aspiration system of Blast Furnace #5 casting yard,
- construction of a cast iron desulphurization section in converter plant #1,
- replacement of one of the 300-ton converters in converter plant #2,
- replacement of the automated control system at the cold-rolling mill 2030,
- construction of a continuous hot galvanizing unit #3.

In addition, integration within the NLMK Group of large industrial companies in 2004 gave rise to an increase in the amount of capital expenditures in the mining and "Other" segments. Thus, in 2005 capital expenditures in the mining segment totaled USD 67.5 million, in the "Other" segment – USD 12.8 million against USD 44.5 million and USD 5.2 million respectively in 2004.

Vertical integration
The company's vertical integration ensures a high level of independence from suppliers of raw materials and significantly improves the potential for long-term planning of operations.

In 2004 the company acquired shares of Stoilensky GOK, one of the largest iron-ore producers in Russia, which decreased the company's dependence on the iron-ore concentrate's price fluctuation.

In 2005 NLMK acquired a license to explore and produce coal at the Zhernovskoe-1 site of the

Zhernovsky coal deposit (Kemerovskaya Oblast, Russia). Based on the current estimates, the coal production and enrichment plant will be commissioned in 2008 and starting from 2009 its output will meet 50% of NLMK's demand for coking coal.
In January 2006 NLMK acquired 100% of the shares of DanSteel A/S (Danish steel-rolling company) from its shareholders who had previously acquired this company in November 2005. The consideration totaled USD 104 million. DanSteel A/S production output of hot-rolled plate is approximately 500,000 tons per year. Since 2002 NLMK has been the leading slab supplier to DanSteel.

In February-March 2006, the company completed the deal to acquire 43.37% shares in OJSC Combinat KMA Ruda (KMAruda), provider of iron-ore raw materials, for USD 60.6 million, bringing the NLMK share in the KMAruda charter capital to 76.26%. At present, Stoilensky GOK and KMAruda supply 100% of NLMK's iron ore concentrate requirements.
In March 2006 an agreement was reached to acquire from a group of investors an 82% interest in OJSC Altai-Koks (Altai-Koks), coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in Prokopievskugol Coal Company, for a total of about USD 750 million.
In January-April 2006, another 6.18% of Altai-Koks shares were purchased from various minority shareholders. Thus, the deal will result in the total Group's ownership of Altai-Koks shares reaching 88%.

Altai-Koks is the leader among the Russian coke-chemical companies. It produces high-quality coke and chemical products. Altai-Koks has production capacity of 3.8 million tons, which is expected to increase up to five million tons by 2007. Prokopievskugol Coal Company has stable position in production and processing of high-value grades of coking coal in Kemerovskaya Oblast. Prokopievskugol Coal Company has at its disposal seven mines and three enrichment plants with the total production of five million tons per year, including three million tonnes of coking coal.

Outlook
We foresee improved market conditions in 2006: prices on principal steel products are expected to grow from current level, both on the domestic and foreign markets. Yet the average price level will be slightly lower than in 2005.

NLMK plans to increase its metals output to match 2004 levels. Production of iron-ore concentrate at the Stoilensky GOK will increase.
We expect that revenues in 2006 will be slightly higher than in 2005. This will be influenced by bigger sales volumes and by adding new assets to the Group. Profits from operations will remain at last year's levels.

NLMK's strategy for sustainable development and its highly qualified team of managers allow us to make a positive forecast and look confidently into the future.

To see the full text of Consolidated Financial Statements prepared in accordance with US GAAP accounting principles for 2005 click HERE.

OJSC NOVOLIPETSK STEEL

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(WITH REPORT OF INDEPENDENT AUDITORS THEREON)

CONTENTS

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of OJSC Novolipetsk Steel

We have audited the accompanying consolidated balance sheets of OJSC Novolipetsk Steel and its subsidiaries (the "Group") as at December 31, 2005, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the cost of certain property, plant and equipment was determined with the assistance of an independent appraiser, who provided US dollar estimates of the fair value of the Group's property, plant and equipment.

In our opinion, except for the effects of using the appraisal to determine the carrying value for certain property, plant and equipment as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at December 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
April 17, 2006

OJSC Novolipetsk Steel
Consolidated balance sheets
as at December 31, 2005, 2004 and 2003
(All amounts in thousands of US dollars, except for share data)

	Note	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
ASSETS				
Current assets				
Cash and cash equivalents	4	1,896,741	1,348,615	729,641
Short-term investments	6	27,040	21,153	180,797
Accounts receivable, net	7	660,054	588,562	377,746
Inventories, net	8	501,556	475,303	301,303
Other current assets, net	9	208,920	148,748	63,336
Restricted cash	5	7,979	5,094	23,104
		3,302,290	**2,587,475**	**1,675,927**
Non-current assets				
Long-term investments	6	31,470	51,425	39,925
Property, plant and equipment, net	10	2,393,549	2,257,628	1,332,579
Intangible assets, net	11	16,655	21,594	-
Goodwill	11	173,357	179,815	-
Other non-current assets, net	9	133,747	67,984	36,834
		2,748,778	**2,578,446**	**1,409,338**
Total assets		**6,051,068**	**5,165,921**	**3,085,265**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and other liabilities	12	507,637	455,042	251,687
Current income tax liability		40,639	78,638	23,032
Short-term capital lease liability		-	232	6,114
		548,276	**533,912**	**280,833**
Non-current liabilities				
Long-term capital lease liability		-	313	11,563
Deferred income tax liability	16	294,337	305,472	159,716
Other long-term liabilities	13	61,675	19,946	6,593
		356,012	**325,731**	**177,872**
Total liabilities		**904,288**	**859,643**	**458,705**
Commitments and contingencies	25	-	-	-
Minority interest	14	**92,576**	**85,787**	**16,652**
Stockholders' equity				
Common stock, 1 Russian ruble par value – 5,993,227,240, 5,993,227,240 and 5,987,240 shares issued and outstanding at December 31, 2005, 2004 and 2003	15	221,173	221,173	14,440
Statutory reserve	15	10,267	10,267	32
Additional paid-in capital		1,812	680	680
Other comprehensive income		71,899	242,387	27,672
Retained earnings		4,749,053	3,745,984	2,567,084
		5,054,204	**4,220,491**	**2,609,908**
Total liabilities and stockholders' equity		**6,051,068**	**5,165,921**	**3,085,265**

The consolidated financial statements as set out on pages 4 to 38 were approved on April 17, 2006.

General Director
Nastich V.P.

Chief Accountant
Sokolov A.A.

(All amounts in thousands of US dollars, except for earnings per share amounts)

	Note	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Sales revenue	22	**4,468,726**	**4,538,686**	**2,468,022**
Cost of sales				
Production cost		(2,118,111)	(1,888,702)	(1,293,330)
Depreciation and amortization		(283,622)	(243,656)	(157,809)
		(2,401,733)	**(2,132,358)**	**(1,451,139)**
Gross profit		**2,066,993**	**2,406,328**	**1,016,883**
General and administrative expenses		(107,867)	(92,517)	(69,524)
Selling expenses		(62,614)	(57,839)	(40,760)
Taxes other than income tax		(36,473)	(33,108)	(24,325)
Operating income		**1,860,039**	**2,222,864**	**882,274**
Loss on disposals of property, plant and equipment		(11,812)	(12,231)	(7,949)
Gain / (loss) on investments		(1,523)	165,174	12,136
Interest income		98,872	50,069	33,633
Interest expense		(15,091)	(12,296)	(7,344)
Foreign currency exchange loss, net		(7,900)	(39,101)	(42,999)
Other income / (expense), net		(16,342)	(10,477)	11,983
Income before income tax and minority interest		**1,906,243**	**2,364,002**	**881,734**
Income tax	16	(495,683)	(572,221)	(223,035)
Income before minority interest		**1,410,560**	**1,791,781**	**658,699**
Equity in net earnings of associate		3,701	-	-
Minority interest	14	(28,925)	(19,280)	(2,243)
Net income		**1,385,336**	**1,772,501**	**656,456**
Income from continuing operations per share (US dollars)				
basic and diluted		0.2312	0.2958	0.1095
Net income per share (US dollars)				
basic and diluted	17	0.2312	0.2958	0.1095

OJSC Novolipetsk Steel
Consolidated statements of cash flows
for the years ended December 31, 2005, 2004 and 2003
(thousands of US dollars)

	Note	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income		**1,385,336**	**1,772,501**	**656,456**
Adjustments to reconcile net income to net cash provided by operating activities:				
Minority interest	14	28,925	19,280	2,243
Depreciation and amortization		283,622	243,656	157,809
Loss on disposals of property, plant and equipment		11,812	12,231	7,949
(Gain) / loss on investments		1,523	(165,174)	(12,136)
Equity in net earnings of associate		(3,701)	-	-
Deferred income tax (benefit) / expense	16	162	(35,945)	(13,498)
Stock-based compensation	24(e)	1,132	-	-
Other movements		(21,609)	2,096	(19,342)
Changes in operating assets and liabilities				
Increase in accounts receivable		(96,486)	(158,628)	(86,853)
Increase in inventories		(47,077)	(132,375)	(71,038)
Decrease / (increase) in other current assets		(33,208)	331	328
Increase in loans provided by the subsidiary bank		(69,142)	(86,501)	(44,357)
Increase in accounts payable and other liabilities		107,377	146,731	86,360
Increase / (decrease) in current income tax payable		(33,990)	51,140	4,390
Net cash provided by operating activities		**1,514,676**	**1,669,343**	**668,311**
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisitions of subsidiaries, net of cash acquired of $38,109	21	-	(173,856)	-
Proceeds from sale of property, plant and equipment		10,616	8,352	15,677
Purchases and construction of property, plant and equipment		(573,220)	(269,459)	(239,279)
Proceeds from sale of investments		72,872	518,866	17,650
Purchase of investments		(42,722)	(185,594)	(187,590)
Movement of restricted cash		(3,122)	3,378	(15,589)
Net cash used in investing activities		**(535,576)**	**(98,313)**	**(409,131)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from borrowings and notes payable		20,143	2,545	470
Repayment of borrowings and notes payable		(7,234)	(22,161)	(930)
Proceeds from issuance of additional stock in subsidiaries to minority stockholders		-	-	388
Capital lease payments		-	(40,818)	(6,648)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary, net of cash of $1,070 received in transferred subsidiary	21	-	(635,383)	-
Payments to controlling shareholders for common control transfers of interests in existing subsidiaries	24	-	(2,617)	-
Repayment of loan by controlling shareholders	24	-	-	71,415
Proceeds from controlling shareholders for sale of investments	24	-	5,554	38,104
Dividends to shareholders		(384,973)	(332,817)	(61,675)
Net cash provided by / (used in) financing activities		**(372,064)**	**(1,025,697)**	**41,124**
Net increase in cash and cash equivalents		**607,036**	**545,333**	**300,304**
Effect of exchange rate changes on cash and cash equivalents		(58,910)	73,641	46,380
Cash and cash equivalents at the beginning of the year	4	1,348,615	729,641	382,957
Cash and cash equivalents at the end of the year	4	**1,896,741**	**1,348,615**	**729,641**

(thousands of US dollars)

	Note	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Income tax		434,885	479,732	190,810
Interest		13,623	12,002	7,369
Non cash operating activities:				
Offset of income tax payable with VAT receivable		96,427	76,251	41,333
Non cash investing activities:				
Capital lease liabilities incurred	18	-	19,920	17,059
Reclassification of restricted cash to long-term investments	5	-	15,000	-
Non cash investing and financing activities as a result of:				
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	21	-	597,665	-
Fair value of net assets acquired from third parties in new subsidiaries, net of cash acquired of $38,109 in OJSC TMTP and its subsidiaries	21	-	173,856	-

OJSC Novolipetsk Steel
Consolidated statements of stockholders' equity and comprehensive income
for the years ended December 31, 2005, 2004 and 2003
(thousands of US dollars)

NLMK

	Note	Common stock	Statutory reserve	Additional paid-in capital	Other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2002		**14,440**	**32**	**680**	**3,723**	**1,972,303**	**1,991,178**
Comprehensive income:							
Net income		-	-	-	-	656,456	656,456
Other comprehensive income:							
Net unrealized loss on a change in valuation of investments		-	-	-	(2,390)	-	(2,390)
Deferred income tax liability effect	2(b)	-	-	-	(145,133)	-	(145,133)
Cumulative translation adjustment	2(b)	-	-	-	171,472	-	171,472
Comprehensive income							**680,405**
Dividends to shareholders	15	-	-	-	-	(61,675)	(61,675)
Balance at December 31, 2003		**14,440**	**32**	**680**	**27,672**	**2,567,084**	**2,609,908**
Comprehensive income:							
Net income		-	-	-	-	1,772,501	1,772,501
Other comprehensive income:							
Net unrealized gain on a change in valuation of investments		-	-	-	66	-	66
Cumulative translation adjustment	2(b)	-	-	-	214,649	-	214,649
Comprehensive income							**1,987,216**
Stock split	15(a)	206,733	-	-	-	(206,733)	-
Increase in statutory reserve	15(a)	-	10,235	-	-	(10,235)	-
Dividends to shareholders	15(b)	-	-	-	-	(338,915)	(338,915)
Transfers of subsidiary interests from controlling shareholders	21	-	-	-	-	598,735	598,735
Payments to controlling shareholders for common control transfer of subsidiary interests	21	-	-	-	-	(636,453)	(636,453)
Balance at December 31, 2004		**221,173**	**10,267**	**680**	**242,387**	**3,745,984**	**4,220,491**
Comprehensive income:							
Net income		-	-	-	-	1,385,336	1,385,336
Other comprehensive income:							
Net unrealized gain on a change in valuation of investments		-	-	-	7	-	7
Cumulative translation adjustment	2(b)	-	-	-	(170,495)	-	(170,495)
Comprehensive income							**1,214,848**
Stock-based compensation	24(e)	-	-	1,132	-	-	1,132
Dividends to shareholders	15(b)	-	-	-	-	(382,267)	(382,267)
Balance at December 31, 2005		**221,173**	**10,267**	**1,812**	**71,899**	**4,749,053**	**5,054,204**

1 BACKGROUND

OJSC Novolipetsk Steel (the "Parent Company") and its subsidiaries (together – the "Group") is one of the largest iron and steel holdings in the Russian Federation with facilities that allow the Group to operate an integrated steel production cycle. The Parent Company is a Russian Federation open joint stock company in accordance with the Civil Code of the Russian Federation. The Parent Company was originally established as a State owned enterprise in 1934 and was privatized in the form of an open joint stock company on January 28, 1993. On August 12, 1998 the Parent Company's name was re-registered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Group's principal activity is the production and sale of ferrous metals, primarily consisting of pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings. These products are sold both in the Russian Federation and abroad. The Group also operates in the mining and has relatively insignificant interests in the financial and seaport segments (Note 22).

The Group's main operations are in the Lipetsk region of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Lipetsk regional authorities.

The Group's primary subsidiaries, located in Lipetsk and other regions of the Russian Federation, comprise:

- Mining companies OJSC Stoilensky GOK (acquired in 2004), OJSC StAGDoK and OJSC Dolomite. The principal activity of these companies is mining and processing of iron-ore raw concentrate, fluxing limestone and metallurgical dolomite.
- Transport company OJSC Tuapse Trade Seaport ("OJSC TMTP") and its subsidiaries (acquired in 2004). The principal business activity of OJSC TMTP is cargo loading and unloading, transshipment of cargo to sea transport and vice versa.
- Trading companies LLC Trading House NLMK, LLC Stahl, LLC Vimet and LLC Larmet. The principal activity of the trading companies is the purchase of raw materials for the Group's metallurgical production and the sale of metal products.
- The commercial bank OJSC Lipetskcombank and its subsidiary. The bank possesses a general banking license issued by the Central Bank of the Russian Federation, a license for foreign currency operations and a license for brokerage activity. The bank provides banking services to commercial and retail customers and other Group companies.
- The insurance company LLC LIS Chance and its subsidiaries. The principal business activities of these companies are corporate property insurance, voluntary medical insurance, vehicle insurance and public liability insurance to commercial and retail customers and other Group companies.

2 BASIS OF PREPARATION

(a) Statement of compliance

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(b) Functional and reporting currency

The accounting records of the Group are maintained in Russian rubles and the Parent Company prepares its statutory financial statements and reports in that currency to its stockholders in accordance with the laws of the Russian Federation.

The Group's functional currency is considered to be the Russian ruble. The accompanying consolidated financial statements have been prepared using the US dollar as the Group's reporting currency. The translation into US dollars has been performed in accordance with the provisions of SFAS No. 52, *Foreign Currency Translation.*

(thousands of US dollars)

2 BASIS OF PREPARATION (continued)

The Russian economy ceased to be considered hyperinflationary as of January 1, 2003. At January 1, 2003, the monetary and non-monetary assets and liabilities of the Group as well as the related stockholders' equity balance were translated into Russian rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for the Group. For periods subsequent to January 1, 2003, the functional currency of the consolidated financial statements (Russian rubles) are translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52. As a result of these translation procedures, a cumulative translation adjustment of ($170,495), $214,649 and $171,472 as at December 31, 2005, 2004 and 2003, respectively, which accounts for such translation gains and losses, was recorded directly in stockholders' equity.

The deferred income tax effect of $145,133 resulting from the change in functional currency was recorded directly in stockholders' equity as at January 1, 2003.

The Central Bank of the Russian Federation's closing rates of exchange at December 31, 2005, 2004 and 2003 were 1 US dollar to 28.7825, 27.7487 and 29.4545 Russian rubles, respectively. The annual weighted average exchange rates were 28.2864, 28.8150 and 30.6877 Russian rubles to 1 US dollar for the years ended December 31, 2005, 2004 and 2003, respectively.

(c) Consolidation principles

These consolidated financial statements include all majority-owned and controlled subsidiaries of the Group. All significant intercompany accounts and transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied by the Group from one reporting period to another with the exception of newly adopted accounting pronouncements.

(a) Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as allowances for doubtful accounts; employee compensation programs; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; goodwill; assets and liabilities assumed in a purchase business combinations and deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months.

(c) Restricted cash

Restricted cash comprise funds legally or contractually restricted as to withdrawal.

(d) Accounts receivable

Receivables are stated at cost less an allowance for doubtful debts. Management quantifies this allowance based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Value added tax

Value added tax related to sales and services rendered is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. VAT related to sales / purchases and services rendered / used which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where allowance has been made for doubtful debts, loss is recorded for the gross amount of the debtor, including VAT.

(f) Inventories

Inventories are stated at the lower of acquisition cost inclusive of completion expenses or market value. Inventories are released to production or written off otherwise at average cost. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads.

The provision for obsolescence is calculated on the basis of slow-moving and obsolete inventories analysis. Such items are provided for in full.

(g) Investments in marketable debt and equity securities

Marketable debt and equity securities consist of investments in corporate debt and equity securities where the Group does not exert control or significant influence over the investee. The Group classifies marketable debt and equity securities using three categories: trading, held-to-maturity and available-for-sale. The specific identification method is used for determining the cost basis of all such securities.

Trading securities

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are carried in the consolidated balance sheet at their fair value. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income.

Held-to-maturity securities

Held-to-maturity securities are those securities which the Group has the ability and intent to hold until maturity. Such securities are recorded at amortized cost.

Premiums and discounts are amortized and recorded in the consolidated statement of income over the life of the related security held-to-maturity, as an adjustment to yield using the effective interest method.

Available-for-sale securities

All marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive income in the stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities, less tax, are determined on a specific identification basis. Dividend and interest income are recognized when earned.

(h) Investments in associates and non-marketable securities

Investments in associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates from the date that significant influence effectively commences until the date that significant influence effectively ceases.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in non-marketable securities

Investments in non-marketable securities where the Group does not exercise control or significant influence over the investee are carried at cost less provisions for any other than temporary diminution in value. Provisions are calculated for the investments in companies which are experiencing significant financial difficulties for which recovery is not expected within a reasonable period in the future, or under bankruptcy proceedings.

(i) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment losses (Note 3(k)). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

Property, plant and equipment also includes assets under construction and plant and equipment awaiting installation.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases that meet the definition of capital leases under the requirements of SFAS No. 13, *Accounting for Leases*, are classified accordingly. Plant and equipment acquired by way of capital lease are stated at the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer below) and impairment losses (Note 3(k)).

Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized with the carrying amount of the component subject to depreciation. Other subsequent expenditures are capitalized only when they increase the future economic benefits embodied in an item of property, plant and equipment. All other expenditures are recognized as expenses in the consolidated statement of income as incurred.

Capitalized interest

Interest is capitalized in connection with the construction of major production facilities. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's useful life.

Mineral rights

Mineral rights acquired in business combinations are recorded in accordance with provisions of SFAS No. 141, *Business Combinations*, ("SFAS No. 141") at their fair values at the date of acquisition, based on their appraised fair value. The Group reports mineral rights as a separate component of property, plant and equipment in accordance with the consensus reached by Emerging Issues Task Force on Issue No. 04-2, *Whether Mineral Rights Are Tangible or Intangible Assets.*

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and amortization

Depreciation is charged on a straight-line basis over the estimated useful lives of the individual assets. Plant and equipment under capital leases and subsequent capitalized expenses are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation commences from the time an asset is put into operation. Depreciation is not charged on assets to be disposed of or land. The range of estimated useful lives is as follows:

Buildings and land and buildings improvements	20 – 45 years
Machinery and equipment	2 – 40 years
Vehicles	5 – 25 years

Mineral rights are amortized using the straight-line basis over the license term given approximately even production during the period of license.

(j) Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS No. 142") as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are subject to impairment test at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The group determines fair value by utilizing discounted cash flows. The impairment test required by SFAS No. 142 includes a two-step approach. Under the first step, companies must compare fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, step two is required to determine if goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount, if any, that the reporting unit's goodwill carrying value exceeds its "implied" fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit (both recognized and unrecognized) from the fair value of the reporting unit (as determined in the first step).

The Group performs the required annual goodwill impairment test at the end of each calendar year.

The excess of the fair value of net assets acquired over purchase cost is determined as negative goodwill, and is allocated to the acquired non-current assets, except for deferred taxes, if any, until they are reduced to zero.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

(k) Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, mineral rights and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset, generally determined by reference to the discounted future cash flows. Assets held for sale that meet certain criteria are measured at the lower of their carrying amount or fair value less cost to sell.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Pension and postretirement benefits other than pensions

The Group follows the Pension and Social Insurance legislation of the Russian Federation, which requires contributions to the Russian Federation Pension Fund by the employer calculated as a percentage of current gross salaries. Such contributions are expensed as incurred.

The Parent Company and some other Group companies have an agreement with a non-Government pension fund (the "Fund") in accordance with which contributions are made on a monthly basis. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are charged to expense as incurred. Accordingly, the Group has no long-term commitments to provide funding, guarantees, or other support to the Fund.

In addition, lump sum benefits are paid to employees of a number of the Group's companies on retirement depending on the employment period and the salary level of the individual employee. The scheme is considered as a defined benefit plan. The expected future obligations to the employees are assessed by the Group's management and accrued in the consolidated financial statements, however these are not material.

(m) Asset retirement obligations

The Group's land, buildings and equipment are subject to the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations*. Based on the current requirements under the laws of the Russian Federation and various contractual agreements associated with these assets, the Group has no material commitments related to the retirement of its long-lived assets.

(n) Long-term borrowings

Long-term borrowings are recognized initially at cost. Subsequent to the initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings.

When borrowings are repurchased or settled before maturity, any difference between the amount received and the carrying amount is recognized immediately in the consolidated statement of income.

(o) Commitments and contingencies

Contingent liabilities, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability can be assessed and the amount of the assessment and / or remediation can be reasonably estimated.

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change.

(p) Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

Pursuant to the provisions of SFAS No. 109, *Accounting For Income Taxes*, the Group provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group (from the US dollar to the Russian ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

(q) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(r) Revenue recognition

Goods sold

Revenue from the sale of goods is recognized in the consolidated statement of income when there is a firm arrangement, the price is fixed and determinable, delivery has occurred, and collectibility is reasonably assured.

Interest income

Interest income is recognized in the consolidated statement of income as it is earned.

(s) Expenses

Operating lease payments

Operating leases are recognized as an expense in the consolidated statement of income as incurred.

Interest expense

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of interest expense, except for interest which is incurred on construction projects and capitalized (Note 3(i)).

(t) Non-cash transactions

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without exchange of cash.

The related sales and purchases are recorded in the same manner as cash transactions. The fair market value for such transactions is based on the value of similar transactions in which monetary consideration is exchanged with a third party.

Purchases of property, plant and equipment under capital lease arrangements are also recognized as non-cash transactions.

(u) Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.* The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005 and early adoption is encouraged. The adoption of this interpretation in 2005 did not have a material impact on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*, ("SFAS No. 154") which replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements.* This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the accounting change, if any, in a future period.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Segment reporting

According to SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, segment reporting follows the internal organizational and reporting structure of the Group. The Group's organization comprises two reportable segments:

- Steel segment, comprising production and sales of steel products, primarily pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings,
- Mining segment, comprising mining, processing and sales of iron ore, fluxing limestone and metallurgical dolomite, which supplies raw materials to the steel segment and third parties,

and other segments, not reported separately in the consolidated financial statements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

4 CASH AND CASH EQUIVALENTS

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Cash – Russian rubles	124,003	269,860	26,927
Cash – foreign currency	392,787	2,437	164,659
Deposits – Russian rubles	247,724	39,822	98,457
Deposits – US dollars	917,670	709,457	435,601
Deposits – Euro	214,378	310,782	3,000
Other cash equivalents	179	16,257	997
	1,896,741	1,348,615	729,641

Other cash equivalents as at December 31, 2004 include a deposit of $16,217 made as a mandatory condition of participation in a privatization tender and recovered by the Group on its completion in February 2005.

5 RESTRICTED CASH

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Obligatory cash reserves	7,979	5,094	8,104
Long-term bank deposit	-	-	15,000
	7,979	5,094	23,104

Restricted cash balances as at December 31, 2005, 2004 and 2003 include obligatory cash reserves, placed with the Central Bank of the Russian Federation by the subsidiary bank in accordance with statutory requirements applicable to credit institutions.

Restricted cash balance as at December 31, 2003 also includes a US dollar denominated 6.5% bank deposit with a maturity date of October 2006. The Group pledged this deposit as a guarantee for a related party obligation to a third party. In 2004 the contract of pledge was discontinued due to the termination of the underlying obligation. The deposit was recorded within long-term investments as at December 31, 2004 (Note 6(e)).

(thousands of US dollars)

6 INVESTMENTS

Balance sheet classification of investments:

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Short-term investments and current portion of long-term investments	27,040	21,153	180,797
Long-term investments	31,470	51,425	39,925
Total investments	**58,510**	**72,578**	**220,722**

(a) Trading securities

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Investments in shares	3,990	-	158,280
Corporate bonds	7,971	-	3,378
Eurobonds	7,759	-	9,630
Government bonds	6,401	-	-
Other	919	1,469	1,146
	27,040	**1,469**	**172,434**

Investments in shares are represented by the securities of companies which are listed on the Russian Trade System. These shares and bonds are held by the Group's subsidiary bank

The income generated from trading securities for the years ended December 31, 2005, 2004 and 2003 amounts to $439, $162,874 and $8,436, respectively. The Group's future return on such investments is affected by the operating environment of the Group (Note 23(a)).

(b) Available-for-sale securities

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Russian government and other bonds with annual coupon rates ranging from 3% to 9.4%			
Acquisition cost	590	2,216	905
Gross unrealized gains / (losses)	(31)	1,784	1,718
Deposit certificates with interest rates ranging from 5.2% p.a. to 20% p.a.	-	35,817	29,304
Fair value	**559**	**39,817**	**31,927**

The maturities of debt securities classified as available-for-sale as at December 31, 2005, 2004 and 2003 are presented below.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Due within one year	-	19,684	8,363
Due in one to five years	559	18,619	20,898
Due after five years	-	1,514	2,666
	559	**39,817**	**31,927**

Russian Government bonds with a face value $2,908 and $2,908 as at December 31, 2004 and 2003, respectively, are pledged to secure the redemption of the Parent Company's promissory notes issued in 2000.

(thousands of US dollars)

6 INVESTMENTS (continued)

(c) Investments in associates

	As at December 31, 2005 Ownership	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
CJSC Korpus	-	-	40.00%	-	-	3,232
CJSC Stalconverst	-	-	36.80%	-	-	2,130
OJSC AKB Lipetskcredit	-	-	22.19%	-	-	1,116
OJSC Avron	-	-	26.70%	-	-	406
OJSC Lipetsky Gipromez	43.44%	43.44%	43.44%	8	8	8
OJSC Combinat KMAruda	32.89%	-	-	16,034	-	-
				16,042	8	6,892
Provision for other than temporary diminution in value				-	-	(3,652)
				16,042	8	3,240

During the year ended December 31, 2005 the Group sold 18% share in OJSC Combinat KMAruda to a third party for $1,966, thereby reducing its stake to 32.89%.

(d) Non-marketable securities

	As at December 31, 2005 Ownership	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Non-marketable securities, net of current portion:						
OJSC Lebedinsky GOK	11.96%	11.96%	11.96%	9,456	9,808	9,240
OJSC Yakovlevsky rudnik	-	-	9.48%	-	-	5,797
OJSC Lipetskenergo	14.11%	14.11%	12.21%	148	3,388	2,268
OJSC Lipetsk power generating company	14.11%	-	-	2,719	-	-
OJSC Lipetsk energy management company	14.11%	-	-	0.2	-	-
OJSC Lipetsk energy sales company	14.11%	-	-	33	-	-
OJSC Lipetsk mains systems	14.11%	-	-	366	-	-
OJSC Lipetskoblgaz	19.40%	19.40%	19.40%	712	738	695
OJSC Almetievsky Pipe Plant	-	-	14.53%	-	-	557
OJSC Moscow Pipe Plant Filit	-	-	12.00%	-	-	423
Other				788	1,686	708
				14,222	15,620	19,688
Provision for other than temporary diminution in value				(353)	(336)	(6,567)
				13,869	15,284	13,121

(thousands of US dollars)

6 INVESTMENTS (continued)

In 2006 the Group sold 11.96% share in OJSC Lebedinsky GOK to a third party for $400 million (Note 26(c)).

Shares in OJSC Lipetsk power generating company, OJSC Lipetsk energy management company, OJSC Lipetsk energy sales company and OJSC Lipetsk mains systems were acquired by the Parent Company due to reorganization of OJSC Lipetskenergo in 2005. There was no cash outflow to the Group as a result of this transaction.

(e) Long-term bank deposits

Long-term bank deposits amounted to $1,000 and $16,000 as at December 31, 2005 and 2004. The long-term bank deposit of $15,000 was recorded within restricted cash as at December 31, 2003 (Note 5).

7 ACCOUNTS RECEIVABLE

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Trade accounts receivable	401,770	357,948	245,404
Advances given to suppliers	55,589	57,260	23,834
Taxes receivable	194,848	157,736	95,634
Accounts receivable from employees	1,646	1,192	896
Other accounts receivable	18,633	22,765	18,556
	672,486	596,901	384,324
Allowance for doubtful debts	(12,432)	(8,339)	(6,578)
	660,054	**588,562**	**377,746**

As at December 31, 2005 and 2004, the Group had accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus, Tuscany Intertrade (UK) and Moorfield Commodities Company, UK, each of which exceeded 10% of the gross trade accounts receivable balances. The outstanding balances owed by these debtors totaled $155,798, $108,670 and $65,748 at December 31, 2005, $140,265, $102,908 and $50,342 at December 31, 2004.

As at December 31, 2003 accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus and Tuscany Intertrade (UK) exceeded 10% of the gross trade accounts receivable balances and totaled $121,658 and $87,272, respectively.

8 INVENTORIES

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Raw materials	348,860	333,414	201,610
Work in process	109,679	102,692	64,326
Finished goods and goods for resale	51,618	47,054	37,813
	510,157	483,160	303,749
Provision for obsolescence	(8,601)	(7,857)	(2,446)
	501,556	**475,303**	**301,303**

(thousands of US dollars)

9 OTHER CURRENT AND NON-CURRENT ASSETS

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Other current assets			
Short-term loans provided by the subsidiary bank	163,055	131,267	53,904
Other current assets	51,875	20,047	12,781
	214,930	151,314	66,685
Allowance for doubtful loans	(6,010)	(2,566)	(3,349)
Total other current assets	**208,920**	**148,748**	**63,336**
Other non-current assets			
Long-term loans provided by the subsidiary bank	71,138	37,500	21,851
Other non-current assets	62,609	30,484	14,983
Total other non-current assets	**133,747**	**67,984**	**36,834**

Weighted average interest rates on loans, provided to companies (including other banks) and individuals in 2005 by the subsidiary bank of the Group were 10.7% p.a. for loans denominated in Russian rubles and 12.7% p.a. for foreign currency loans.

10 PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Land	55,575	46,466	35,442
Mineral rights	522,802	500,996	-
Buildings	708,004	715,759	550,005
Land and buildings improvements	757,066	798,892	686,332
Machinery and equipment	4,234,424	4,320,088	3,831,976
Vehicles	219,431	205,297	105,027
Construction in progress and advances for construction and acquisition of property, plant and equipment	465,425	254,271	270,574
Leased assets	-	862	21,819
Other	37,229	38,787	7,011
	6,999,956	6,881,418	5,508,186
Accumulated depreciation	(4,606,407)	(4,623,790)	(4,175,607)
Net book value	**2,393,549**	**2,257,628**	**1,332,579**

According to US GAAP, the Group's property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable US GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which management considers provided the best basis for the recognition and depreciation of such items. The appraiser provided US dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which the Group has recorded as its property, plant and equipment balance as of January 1, 2000. As at December 31, 2005, 2004 and 2003, the net book value of these items amounted to 21%, 28% and 49% of total net book value of property, plant and equipment, respectively.

(thousands of US dollars)

10 PROPERTY, PLANT AND EQUIPMENT (continued)

In August 2005, the Group acquired a license for exploration and mining of Zhernovsky coal deposit, expiring in 2025. The carrying value of this license as at December 31, 2005 is $38,272.

The remaining part of mineral rights was acquired by Group in 2004 through a business combination (Note 21). They expire January 1, 2016 and management believes that they will be extended at the initiative of the Group.

11 GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Goodwill

	Goodwill
Balance as at January 1, 2004	-
Acquired in new subsidiaries (Note 21)	173,677
Cumulative translation adjustment (Note 2(b))	6,138
Balance as at December 31, 2004	**179,815**
Cumulative translation adjustment (Note 2(b))	(6,458)
Balance as at December 31, 2005	**173,357**

Goodwill arising on acquisitions was allocated to the appropriate business segment in which each acquisition took place. Goodwill arising from the acquisition of a controlling interest in OJSC Stoilensky GOK amounted to $95,501 was allocated to the mining segment. Goodwill related to the acquisition of OJSC TMTP and its subsidiaries of $78,176 was allocated to other non-reportable segments (Note 21).

Negative goodwill of $110,837 generated on acquisitions of minority interest in OJSC Stoilensky GOK was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

The Group performed a test for impairment of goodwill at December 31, 2005 and 2004 which indicated no impairments at such dates.

(b) Other intangible assets

	Total useful life, months	Gross book value as at December 31, 2005	Gross book value as at December 31, 2004
Customers relationships OJSC TMTP (oil)	66	10,865	11,270
Customers relationships OJSC TMTP (dry cargo)	66	12,036	12,484
		22,901	23,754
Accumulated amortization		(6,246)	(2,160)
Total intangible assets		**16,655**	**21,594**

(thousands of US dollars)

11 GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The intangible assets were acquired in a business combination (Note 21) and met the criteria for separate recognition outlined in SFAS No. 141. They were recorded under provisions of SFAS No. 141 at fair values at the date of acquisition, based on their appraisal.

	Amortization expense
Aggregate amortization expense	
For the year ended December 31, 2005	(4,087)
Estimated amortization expense	
For the year ended December 31, 2006	(4,164)
For the year ended December 31, 2007	(4,164)
For the year ended December 31, 2008	(4,164)
For the year ended December 31, 2009	(4,164)

12 ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Trade accounts payable	90,637	78,651	65,606
Advances received	130,347	127,776	81,447
Customers' deposits and accounts in the subsidiary bank	188,265	156,176	55,704
Taxes payable other than income tax	18,209	19,044	6,166
Accounts payable and accrued liabilities to employees	55,945	51,628	33,356
Dividends payable	2,572	6,332	-
Notes payable	5,282	5,312	2,803
Other accounts payable	16,380	10,123	6,605
	507,637	**455,042**	**251,687**

13 OTHER LONG-TERM LIABILITIES

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Customers' deposits in the subsidiary bank	45,377	16,150	4,855
Notes payable	16,298	3,796	1,738
	61,675	**19,946**	**6,593**

(thousands of US dollars)

14 MINORITY INTEREST

Balance as at December 31, 2002	**12,891**
Minority's share in subsidiaries' income from continuing operations	2,243
Issuance of additional stock by subsidiaries to minority stockholders	388
Cumulative translation adjustment (Note 2(b))	1,130
Balance as at December 31, 2003	**16,652**
Minority's share in subsidiaries' income from continuing operations	19,280
Acquisitions of new subsidiaries (Note 21)	49,147
Purchase of the minority interest in existing subsidiaries	(2,289)
Cumulative translation adjustment (Note 2(b))	2,997
Balance as at December 31, 2004	**85,787**
Minority's share in subsidiaries' income from continuing operations	28,925
Disposal of a stake in a non-wholly owned subsidiary (Note 6(c))	(19,147)
Cumulative translation adjustment (Note 2(b))	(2,989)
Balance as at December 31, 2005	**92,576**

15 STOCKHOLDERS' EQUITY

(a) Stock

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each. These shares were distributed to all existing shareholders of the Parent Company in proportion to their interest held at the date of additional shares distribution. Shareholders are eligible for 1,000 additional shares per share held. In accordance with legal requirements the stock split was followed by a transfer from cumulative retained earnings to capital stock at par value totaling to $206,733.

As at December 31, 2005, 2004 and 2003, the Parent Company's share capital consisted of 5,993,227,240, 5,993,227,240 and 5,987,240 issued common shares (5,993,227,240 at all the dates given the retrospective effect of the stock split), respectively, with a par value of 1 Russian ruble each. For each common share held, the stockholder has the right to one vote at the annual stockholders' meeting.

In August 2004 the Group increased the statutory reserve of the Parent Company up to the amount of $10,267 following the change in common stock value.

(b) Dividends

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual Stockholders' Meeting, subject to certain limitations as determined by Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company. At December 31, 2005, 2004 and 2003 the retained earnings of the Parent Company, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $4,137,791, $3,411,114 and $1,855,959, respectively, converted into US dollars using exchange rates at December 31, 2005, 2004 and 2003, respectively.

The dividend policy, which was approved by a General Shareholders' Meeting on June 25, 2004, provides for a minimum annual dividend payment of at least 15% of annual net income and sets an objective of making dividend payments of 25% of annual net income, as determined in accordance with US GAAP.

(thousands of US dollars)

15 STOCKHOLDERS' EQUITY (continued)

In May 2005 the Parent Company declared dividends for the year ended December 31, 2004 of 1.8 Russian ruble per share for the total of $385,556, including interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share ($214,081). In September 2005 the Parent Company declared interim dividends for the six months ended June 30, 2005 of 1 Russian ruble per share for the total of $210,792. Dividends payable amount to $2,572 at December 31, 2005 (Note 12).

In 2004 and 2003 the Parent Company declared dividends of 0.6 and 312.5 Russian rubles per share based on the results of 2003 and 2002, respectively, for a total of $124,834 and $61,675.

At the dates dividends were declared, owners of 5,993,227,240 shares were eligible to receive dividends for all periods mentioned, except the results of year 2002, where owners of 5,987,240 shares were eligible (Note 15(a)).

16 INCOME TAX

	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Current tax expense	495,521	608,166	236,533
Deferred tax (benefit) / expense:			
origination and reversal of temporary differences	162	(35,945)	(13,498)
Total income tax expense	**495,683**	**572,221**	**223,035**

The corporate income tax rate in Russia applicable to the Group was 24% in 2005, 2004 and 2003.

Income before income tax is reconciled to the income tax expense as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Income before tax	1,876,063	2,364,002	881,734
Income tax at applicable tax rate	450,255	567,360	211,616
Increase in income tax resulting from:			
non-deductible expenses	45,428	4,861	11,419
Total income tax expense	**495,683**	**572,221**	**223,035**

16 INCOME TAX (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Deferred tax assets			
Accounts payable and other liabilities	8,486	6,948	8,659
Non-current liabilities	88	222	2,455
Accounts receivable	1,066	1,129	1,572
Other	381	-	-
Allowance	-	(28)	-
	10,021	8,271	12,686
Deferred tax liabilities			
Property, plant and equipment	(272,202)	(302,529)	(160,021)
Intangible assets	(4,156)	(5,183)	-
Inventories	(12,906)	(6,031)	(11,145)
Other	(15,094)	-	(1,236)
	(304,358)	(313,743)	(172,402)
Total deferred tax liability	**(294,337)**	**(305,472)**	**(159,716)**

An allowance for deferred tax assets is recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available and therefore realization of these tax assets is doubtful.

The deferred tax effect of establishing a new functional currency basis at January 1, 2003 (Note 2(b)) was recorded within the cumulative translation adjustment directly in other comprehensive income within stockholders' equity.

At December 31, 2005, $130,253 (December 31, 2004: $155,663) of the deferred tax liability on property, plant and equipment relate to differences between the US GAAP and tax carrying values of property, plant and equipment of the acquired subsidiaries. As noted in Note 21(c), the US GAAP carrying value was recorded at fair value on acquisition.

17 EARNINGS PER SHARE

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Average number of shares			
before restatement	5,993,227,240	3,948,404,836	5,987,240
after restatement	5,993,227,240	5,993,227,240	5,993,227,240
Net income (thousands of US dollars)	1,385,336	1,772,501	656,456
Basic and diluted net income per share (US dollars)	**0.2312**	**0.2958**	**0.1095**

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period, after giving retroactive effect to any stock splits.

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each (Note 15(a)). Earnings per share data for 2004 and 2003 have been restated to reflect this share distribution.

The average shares outstanding for purposes of basic and diluted earnings per share information were 5,993,227,240 for the years ended December 31, 2005, 2004 and 2003.

The Parent Company does not have potentially dilutive shares outstanding.

(thousands of US dollars)

18 NON-CASH TRANSACTIONS

Approximately $7,300, $4,400 and $3,000 of the Group's 2005, 2004 and 2003 revenues, respectively, were settled in the form of mutual offset against the liability to pay for raw materials supplied.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

In 2004 and 2003, the Group acquired equipment and vehicles under capital lease arrangements with the right to buy out leased assets upon completion of the underlying agreements. The amount of capital lease liabilities incurred during the years ended December 31, 2004 and 2003, was $19,920 and $17,059, respectively. In 2004 the majority of capital lease liabilities were settled (Note 20).

In 2004 the Group acquired assets and liabilities as a result of acquisitions of new subsidiaries (Note 21).

19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

Management believes, that the carrying amounts of financial assets and liabilities approximate to a reasonable estimate of their fair value.

The fair values of available-for-sale securities are based on quoted market prices for these or similar instruments.

20 CAPITAL AND OPERATIONAL LEASES

At December 31, 2004 and 2003, net book value of the machinery, equipment and vehicles held under the capital lease arrangements with a related party was:

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Machinery and equipment	-	198	4,620
Vehicles	-	664	17,199
	-	862	21,819
Accumulated depreciation	-	(87)	(1,067)
Net value of property, plant and equipment obtained under capital lease arrangements	-	**775**	**20,752**

In September 2004, the Group cancelled the majority of its capital lease arrangements and bought out leased assets. The capital lease liability in the amount of $30,625 at the date of cancellation was settled. The difference of $6,656 between the carrying amount of the capital lease liability settled and purchase price was accounted as an adjustment of the carrying value of the assets.

The discount rates used for the calculation of the present value of net minimum lease payments was 14%. Capital lease charges of $3,155 and $3,405 were recorded in the consolidated statements of income for the years ended December 31, 2004 and 2003, respectively.

The Group incurred expenses in respect of operational leases of $7,347, $6,595 and $5,584 in 2005, 2004 and 2003, respectively.

(thousands of US dollars)

21 BUSINESS COMBINATIONS

(a) OJSC Stoilensky GOK

In March 2004 the companies under common control of the controlling shareholders of the Parent Company ("the Companies under common control") transferred to the Parent Company 59.8% and in November 2004 – 31.1% of the outstanding common shares of OJSC Stoilensky GOK. In these consolidated financial statements, the Group accounted for these transfers retrospectively, in a manner similar to pooling by reflecting the controlling shareholders' book value of their acquisition cost in such transfers of $598,735 as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders.

A part of the primary acquisition cost in the amount of $60,761 represents transaction related fees paid for by the Companies under common control. The acquisition agreements contain no material future contingent payments or commitments. The acquisitions resulted in the Group's ownership of 91.4% of the voting shares of the company. Prior to March 2004 the Group's 0.5% interest in OJSC Stoilensky GOK was accounted for at cost.

This transaction was consummated to acquire one of the largest iron-ore concentrate and agglomerated ore producers in Russia in order to secure long-term supplies of raw materials for the Group.

The acquisition of OJSC Stoilensky GOK by the control party was accounted for using the purchase method of accounting. The entity was consolidated by the Group for the first time as at the effective date of obtaining control by the control party which management considers to be March 31, 2004. The results of operations of the acquired entity were included in the consolidated statement of income starting from April 1, 2004.

In October and November 2004 the Group acquired, at an auction for sale of a state-owned shareholding and from other minority shareholders, an additional 5.6% of the common stock of OJSC Stoilensky GOK for a consideration of $22,793 paid in cash.

The Group generated positive goodwill of $95,501 on acquisition of the controlling stock (59.8%) and negative goodwill $110,837 on subsequent acquisitions. Negative goodwill was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

(b) OJSC TMTP

In June 2004 the Group acquired 69.4% of the common stock of OJSC TMTP for a consideration of $189,172 paid in cash to unrelated parties. The Group also obtained control over its subsidiaries OJSC Tuapse Dockyard, OJSC Tuapsegrazhdanstroi, LLC Nafta-T and LLC Karavella. The agreement contains no future contingent payments or commitments.

This transaction was consummated to provide smooth transportation of the Group's products within the respective area of export sales.

The acquisition of OJSC TMTP and its subsidiaries was accounted for using the purchase method of accounting. OJSC TMTP and its subsidiaries were consolidated for the first time as of the effective date of obtaining control which management considers to be June 30, 2004. The results of operations of the acquired entities were included in the consolidated statement of income starting from July 1, 2004.

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

(c) Fair values of the assets acquired and liabilities assumed

The following table summarizes the fair values of the assets acquired and liabilities assumed in the business combinations, determined in accordance with SFAS No. 141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were established by independent appraisers:

	OJSC Stoilensky GOK	OJSC TMTP and its subsidiaries	Total acquisitions
Current assets	29,197	56,270	85,467
Mineral rights	486,880	-	486,880
Other property, plant and equipment	223,307	95,545	318,852
Intangible assets	-	22,712	22,712
Other non-current assets	616	1,000	1,616
Goodwill (Note 11(a))	95,501	78,176	173,677
Total assets acquired	**835,501**	**253,703**	**1,089,204**
Current liabilities	(49,577)	(5,969)	(55,546)
Non-current liabilities	(4,139)	(1,208)	(5,347)
Deferred income tax liability	(154,280)	(14,184)	(168,464)
Total liabilities assumed	**(207,996)**	**(21,361)**	**(229,357)**
Minority interest	(5,977)	(43,170)	(49,147)
Fair value of net assets acquired	**621,528**	**189,172**	**810,700**
Less: cash acquired	(1,070)	(38,109)	(39,179)
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	597,665	-	597,665
Fair value of net assets acquired from third parties, net of cash acquired of $38,109 at OJSC TMTP and its subsidiaries	22,793	151,063	173,856
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**

The transfers of subsidiary interests were recorded in the statement of stockholders' equity as capital contributions of $598,735, comprising $597,665 of non-cash contributions and $1,070 of cash owned by the subsidiary at the dates of contributions. The payments to the common control parties for the transfer of the shares in OJSC Stoilensky GOK of $636,453 were recorded as a reduction in stockholders' equity.

(d) Other acquisitions

In 2004 the Group made a number of immaterial acquisitions of stock in other Group's subsidiaries and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from related parties for the total consideration of $2,617 (Note 24).

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

(e) Pro forma financial statements

The following unaudited pro forma statements of income are presented relating to the acquisitions by the Group of OJSC Stoilensky GOK and OJSC TMTP and its subsidiaries (together – "TMTP Group") in the transactions accounted for as purchases. The unaudited pro forma statements of income are based on the consolidated statements of income of the Group and TMTP Group and individual statements of income of OJSC Stoilensky GOK.

The unaudited pro forma statements of income combine the results of operations of the Group, OJSC Stoilensky GOK (acquired by the Group as of March 31, 2004) and TMTP Group (acquired by the Group as of June 30, 2004) for the years ended December 31, 2004 and 2003 as if the acquisitions occurred on January 1, 2004 and 2003, respectively. These unaudited pro forma statements of income should be read in conjunction with the consolidated financial statements of the Group.

Unaudited proforma income statement data for the year ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Sales revenue	4,620,124	2,720,714
Operating income	2,217,107	841,781
Income before income tax and minority interest	2,354,558	815,623
Income before minority interest	1,781,686	605,035
Net income	1,760,792	602,621
Net income per share (US dollars)	0.2938	0.1006

The above statements give effect to the following pro forma adjustments necessary to reflect the acquisitions:

(a) A depreciation charge and respective deferred tax effect for the periods preceding business combinations was calculated on the basis of appraised fair value of property and equipment, including mineral rights, acquired in new subsidiaries.

(b) An amortization charge and respective deferred tax effect for the periods preceding business combination was calculated on the basis of appraised fair value of intangible assets identified and separated from goodwill in the process of TMTP Group's purchase price allocation.

(c) Minority interest in net income of acquired subsidiaries for the periods preceding business combinations was calculated on the basis of interest owned by the Group at December 31, 2004.

The unaudited proforma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

(thousands of US dollars)

22 SEGMENTAL INFORMATION

The Group has two reportable business segments: steel and mining. These segments are combinations of subsidiaries, have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and management.

Revenue from segments that does not exceed the quantitative thresholds is primarily attributable to the two operating segments of the Group. Those segments include the trade seaport services business, represented by OJSC TMTP and its subsidiaries, and finance business, comprising banking and insurance services to commercial and retail customers. None of these segments has met any of the quantitative thresholds for determining reportable segments.

The Group accounts for intersegmental sales and transfers as if the sales or transfers were to third parties.

The Group's management evaluates performance of the segments based on segment revenues, gross profit, operating income and income before minority interest.

Segmental information for the year ended December 31, 2005 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	4,174,715	119,496	174,515	4,468,726	-	4,468,726
Intersegment revenue	4,402	460,579	5,154	470,135	(470,135)	-
Depreciation and amortization	(197,110)	(69,354)	(17,158)	(283,622)	-	(283,622)
Gross profit	**1,657,880**	**318,227**	**65,939**	**2,052,046**	**14,947**	**2,066,993**
Operating income	**1,518,890**	**290,904**	**39,712**	**1,849,506**	**10,533**	**1,860,039**
Interest income	58,741	10,736	30,249	99,726	(854)	98,872
Interest expense	(1)	(28)	(15,916)	(15,945)	854	(15,091)
Income tax	(394,344)	(68,093)	(14,541)	(476,978)	(18,705)	(495,683)
Income before minority interest	**1,165,120**	**224,778**	**44,524**	**1,434,422**	**(23,862)**	**1,410,560**
Segment assets, including goodwill	4,422,873	1,071,717	706,761	6,201,351	(150,283)	6,051,068
Capital expenditures	(492,984)	(67,467)	(12,769)	(573,220)	-	(573,220)

Segmental information for the year ended December 31, 2004 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	4,399,606	74,965	64,115	4,538,686	-	4,538,686
Intersegment revenue	3,365	337,344	204	340,913	(340,913)	-
Depreciation and amortization	(174,646)	(59,972)	(9,038)	(243,656)	-	(243,656)
Gross profit	**2,182,293**	**207,805**	**20,873**	**2,410,971**	**(4,643)**	**2,406,328**
Operating income	**2,037,325**	**186,105**	**18,084**	**2,241,514**	**(18,650)**	**2,222,864**
Interest income	31,110	2,382	17,236	50,728	(659)	50,069
Interest expense	(3,326)	(443)	(9,186)	(12,955)	659	(12,296)
Income tax	(530,694)	(40,818)	(4,238)	(575,750)	3,529	(572,221)
Income before minority interest	**1,639,276**	**140,813**	**17,322**	**1,797,411**	**(5,630)**	**1,791,781**
Segment assets, including goodwill	3,767,196	984,495	654,131	5,405,822	(239,901)	5,165,921
Capital expenditures	(219,673)	(44,541)	(5,245)	(269,459)	-	(269,459)

(thousands of US dollars)

22 SEGMENTAL INFORMATION (continued)

Segmental information for the year ended December 31, 2003 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	2,450,193	17,179	650	2,468,022	-	2,468,022
Intersegment revenue	1,017	23,099	-	24,116	(24,116)	-
Depreciation and amortization	(155,439)	(2,054)	(316)	(157,809)	-	(157,809)
Gross profit / (loss)	**1,004,013**	**4,973**	**(55)**	**1,008,931**	**7,952**	**1,016,883**
Operating income / (loss)	**884,209**	**2,598**	**(289)**	**886,518**	**(4,244)**	**882,274**
Interest income	23,820	-	10,394	34,214	(581)	33,633
Interest expense	(3,151)	(691)	(4,083)	(7,925)	581	(7,344)
Income tax	(221,372)	(435)	(1,228)	(223,035)	-	(223,035)
Income before minority interest	**653,775**	**2,193**	**3,504**	**659,472**	**(773)**	**658,699**
Segment assets	3,022,399	19,431	125,427	3,167,257	(81,992)	3,085,265
Capital expenditures	(232,955)	(2,803)	(3,521)	(239,279)	-	(239,279)

The allocation of total revenue by territory is based on the location of end customers who purchased the Group's products from international traders (Note 23(c)) and the Group. It does not reflect the geographical location of the international traders. The Group's total revenue from external customers by geographical area for the years ended December 31, 2005, 2004 and 2003, was as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Russia	1,882,839	1,628,242	1,043,880
Asia and Oceania	847,605	628,238	533,987
European Union	626,332	783,014	384,139
Middle East, including Turkey	571,331	636,044	348,743
North America	306,996	657,427	46,354
Other regions	233,623	205,721	110,919
	4,468,726	**4,538,686**	**2,468,022**

Geographically, all assets, production and administrative facilities of the Group are located in Russia.

As disclosed in Note 23(c), the Group sells to three international traders that accounted for a majority of the Group's export sales in 2005, 2004 and 2003. LLC Insaur-Stal accounted for in excess of 10% of the Group's 2004 and 2003 domestic sales.

(thousands of US dollars)

23 RISKS AND UNCERTAINTIES

(a) Operating environment of the Group

The Russian Federation economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal and political developments.

(b) Convertibility of Russian ruble

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Group is required to convert 10% of its foreign currency earnings into Russian rubles starting 2005 (25% before 2005). Future movements in the exchange rate between the Russian ruble and the US dollar will affect the reported US dollar amounts related to the Russian ruble carrying values of the Group's assets and liabilities. Such movements may also affect the Group's ability to realize assets presented in US dollars in these consolidated financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

(c) Commercial risks

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation on one or more sales markets on the basis of an analysis of the existing and prospective markets.

The Group's exports in monetary terms in 2005 were 58% (2004: 64%, 2003: 58%) of the total sales.

The Group relies on export sales to generate foreign currency earnings. As the Group exports a significant portion of its production, it is exposed to foreign currency risk as well as global economic and political risks.

Due to its foreign currency denominated assets and liabilities, the Group is subject to the risk arising from foreign exchange rate fluctuations. The Group's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The net foreign currency position as at December 31, 2005 is as follows:

	US Dollar	EURO	Other currencies
Cash and cash equivalents	960,508	487,582	-
Accounts receivable	286,855	205,741	1,197
Other current assets	14,446	-	-
Investments and long-term deposit	1,559	-	-
Other non-current assets	27,223	4,465	-
Accounts payable and other liabilities	(26,863)	(15,215)	(389)
Other long-term liabilities	(8,500)	-	-

(thousands of US dollars)

23 RISKS AND UNCERTAINTIES (continued)

The Group sells to three international traders that account for the majority of its export sales. In 2005, Steelco Mediterranean Trading Ltd., Cyprus, Tuscany Intertrade (UK), and Moorfield Commodities Company, UK, purchased 41%, 26% and 17% of the Group's export sales, respectively (2004: 43%, 30% and 17%; 2003: 45%, 33% and 9%). These companies were indirect shareholders of the Parent Company during 2003. The maximum shareholdings during 2003 were 7.59%, 9.99% and 7.59%, and at December 31, 2003 were 4.16%, 4.11% and 4.16%, respectively. In 2004 these companies ceased to be indirect shareholders of the Parent Company. Price fluctuations of sales to these companies are in line with general trends in global price fluctuations. The Group's export prices are comparable to the prices of Russian competitors. In August 2005, 1.199% of the share capital of the Parent Company was acquired by a company beneficially owned by the shareholders of these traders.

The Group's future profitability and overall performance is strongly affected by the prices of ferrous metal products set in the international metal trading market that are subject to significant fluctuations.

24 RELATED PARTY TRANSACTIONS

Related parties relationships are determined with reference to SFAS No. 57, *Related Party Disclosures*. Balances as at December 31, 2005, 2004 and 2003 and transactions for the years ended December 31, 2005, 2004 and 2003 with related parties of the Group consist of the following:

(a) Sales to and purchases from related parties

Sales

Sales to related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $38,436, $45,715 and $24,502 for the years ended December 31, 2005, 2004 and 2003, respectively, which accounts for 0.9%, 1% and 1% of the total sales revenue. Related accounts receivable equaled $33,178, $6,501 and $7,397 as at December 31, 2005, 2004 and 2003, respectively.

Purchases and services

Purchases of raw materials, technological equipment and management services from the Companies under common control, were $22,247, $114,255 and $77,216 for the years ended December 31, 2005, 2004 and 2003, respectively. Purchases of energy from the companies under significant influence of the Group's management (OJSC Lipetsk energy sales company and other companies, which originated from reorganization of OJSC Lipetskenergo (Note 6(d)), in 2005, and OJSC Lipetskenergo in 2004 and 2003), were $140,005, $106,377 and $85,735 for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2004 and 2003, the Group made payments to one of the Companies under common control, acting as an agent between the Group and railroad companies, for the transportation of raw materials and the Group's products. The payments include both railroad tariff (transferred to railroad companies), and agent fee, retained by the agent. The agent fee and purchases of other materials from this Company under common control amounted to $8,452 and $2,979 for the years ended December 31, 2004 and 2003, respectively.

Accounts payable to the related parties were $4,152, $2,044 and $7,689 as at December 31, 2005, 2004 and 2003, respectively.

(thousands of US dollars)

24 RELATED PARTY TRANSACTIONS (continued)

(b) Financial transactions

The subsidiary bank of the Group had loans receivable from related parties, either associates or companies under control or significant influence of the Group's management, of $10,633, $7,538 and $9,221 as at December 31, 2005, 2004 and 2003, respectively.

Deposits and current accounts of related parties, either the Companies under common control or companies under control or significant influence of the Group's management, in the subsidiary bank amounted to $88,090, $28,642 and $8,217 as at December 31, 2005, 2004 and 2003, respectively.

Deposits and current accounts of Group companies in a bank under significant influence of the Group's management (OJSC Bank Zenit) amounted to $70,967 as at December 31, 2005 (nil at December 31, 2004 and 2003). Related interest income from these deposits and current accounts for the year ended December 31, 2005 amounted to $10,235.

The Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the years ended December 31, 2004 and 2003, was $19,920 and $17,059, respectively. The capital lease liabilities to this related party as at December 31, 2004 and 2003 amounted to $545 and $17,677, respectively.

The Group granted interest free loans to management in the total amount of $817, $71 and $40 for the years ended December 31, 2005, 2004 and 2003, respectively. The aggregate amount of such loans outstanding as at December 31, 2005, 2004 and 2003 was $514, $60 and $38, respectively.

As at December 31, 2003, the Group had issued guarantees to the Companies under common control amounting to $38,980 in respect of borrowings from non-group companies (Note 25(h)). There were no guarantees issued to related parties as at December 31, 2005 and 2004.

In 2003 the Parent Company's shareholders repaid remaining portion of the long-term interest free loan in the amount of $71,415. A gain on the early repayment of the loan in the amount of $20,984 was recognized in the consolidated statement of income for the year ended December 31, 2003.

(c) Acquisitions and investments

In 2004 the Companies under common control transferred to the Parent Company 91.4% of the outstanding common shares of OJSC Stoilensky GOK. Such transfers of $598,735 were recorded as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders (Note 21(a)).

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in the Group's companies OJSC Dolomit, OJSC StAGDoK, and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from the Companies under common control in the total amount of $2,617 (Note 21(d)); acquired non-marketable securities, shares in OJSC Lipetskenergo, for $944 from one of the Companies under common control, and sold non-marketable securities, shares in OJSC Moscow Pipe Plant Filit, OJSC Almetyevsky Pipe Plant and CJSC Engels Pipe Plant, for the total consideration of $2,430 to the Companies under common control (Note 6(d)). The Group sold an investment in associate CJSC Korpus to one of the Companies under common control for the consideration of $3,124 (Note 6(c)). In 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to one of the Companies under common control.

(d) Contributions to non-governmental pension fund and charity fund

Total contributions to a non-governmental pension fund amounted to $2,729, $2,607 and $2,216 in 2005, 2004 and 2003, respectively. The Group has the right to appoint and dismiss top management of the fund as the major contributor to its capital. The Group has no long-term commitments to provide funding, guarantees, or other support to the fund.

Contributions to the charity fund controlled by the Parent Company's management were $6,941 in 2004. There were no such contributions in 2005 and 2003.

(thousands of US dollars)

24 RELATED PARTY TRANSACTIONS (continued)

(e) Stock-based compensation

In August 2005, the controlling shareholder of the Parent Company effectively sold 200,100,000 of NLMK shares to companies beneficially owned by certain members of its Board of Directors and management of the Group. The purchase price of these shares was based on the Russian Trade System ("RTS") trading price at the date of the transaction. This purchase price is payable by December 31, 2006 with no interest charged on the outstanding debt. The respective shares were pledged to secure the payment. There were no shares under such arrangements as at and for the years ended December 31, 2004 and 2003. The only movements which took place in the year ended December 31, 2005 were as described above.

This transaction was achieved through contractual arrangements between companies owned by the controlling shareholder of the Parent Company and companies beneficially owned by certain members of NLMK's Board of Directors and management of the Group, and therefore there was no cash outflow to the Group as a result of this transaction.

The Group applied SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123") for the purposes of accounting for this transaction, and estimated the fair value of the options at $31,463. Management of the Group estimated that $1,132 of this value related to the services provided by the individuals to the Group, and accordingly recorded an expense in general and administrative expenses in the year ended December 31, 2005, with a corresponding increase in stockholders' equity. The arrangement effectively represents the granting of options, at zero consideration, to buy shares at the RTS trading price of the shares on the grant date (in August 2005), the option expiring on December 31, 2006.

The following assumptions were made in applying the Black-Scholes model in estimating the fair values of the options for the purposes of applying SFAS No. 123: risk-free interest rate on Russian dollar-denominated bonds of 4.5%, expected life of 1.33 years, expected volatility of 25.91%, and expected dividend yield of 4.24%.

25 COMMITMENTS AND CONTINGENCIES

(a) Anti-dumping investigations

The Group's export trading activities are subject to from time to time compliance reviews of importers' regulatory authorities. The Group's export sales were considered within several anti-dumping investigation frameworks. The Group takes steps to address negative effects of the current and potential anti-dumping investigations and participates in the settlement efforts coordinated through the Russian authorities. No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying consolidated financial statements.

(b) Litigation

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the consolidated financial statements.

(c) Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Group has met the Government's federal and regional requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

(thousands of US dollars)

25 COMMITMENTS AND CONTINGENCIES (continued)

(d) Insurance

The Russian insurance market is in a developing stage and some forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has entered into insurance contracts to insure property, plant and equipment, land transport, an aircraft and purchased accident and health insurance, inter-city motor vehicle passenger insurance and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

(e) Capital commitments

Management estimates the outstanding agreements in connection with equipment supply and construction works amounted to $264,903, $52,230 and $6,000 as at December 31, 2005, 2004 and 2003, respectively.

(f) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. The Group has transferred certain social operations and assets to local authorities, however, management expects that the Group will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(g) Tax contingencies

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these consolidated financial statements.

(h) Financial guarantees issued

As at December 31, 2005 and 2004, the Group has issued guarantees to third parties amounting to $540 and $1,365. As at December 31, 2003 the Group had issued guarantees to related parties amounting to $38,980 in respect of borrowings from non-group companies (Note 24(b)). No amount has been accrued in the consolidated financial statements for the Group's obligation under these guarantees as the projected outflows from such guarantees are immaterial.

26 SUBSEQUENT EVENTS

(a) Acquisition of DanSteel A/S shares

In January 2006, a company under common control outside of the Group transferred to the Parent Company 100% of the outstanding common shares of DanSteel A/S, a steel-rolling company acquired by the common control party in November 2005. The Group transferred cash consideration of $104,000 to such control party. The transaction value was determined based on an independent appraisal.

The consideration paid will be reflected as distribution to controlling shareholders in the consolidated financial statements for the year ending December 31, 2006. Carrying values of the assets and liabilities contributed will be reflected in the consolidated financial statements for the year ending December 31, 2006 as capital contribution from controlling shareholders:

(thousands of US dollars)

26 SUBSEQUENT EVENTS (continued)

Current assets	138,257
Property, plant and equipment	14,471
Intangible assets	2,567
Other non-current assets	4,904
Total assets	**160,199**
Current liabilities	(50,300)
Non-current liabilities	(35,753)
Deferred income tax liability	(10,164)
Total liabilities	**(96,217)**
Carrying value of net assets contributed	**63,982**

In the consolidated financial statements for the three years ending December 31, 2006, this business combination will be accounted for retrospectively, as if this transaction had taken place in November 2005 (the date of purchase by the controlling shareholder).

(b) Acquisition of OJSC Combinat KMAruda shares

In February-March 2006, the Parent Company purchased from third parties 43.37% of the outstanding common shares of OJSC Combinat KMAruda, and iron ore producer, for consideration of $60,597. The acquisition resulted in the Group's ownership of 76.26%. These transactions were consummated to improve the upstream integration of the Group.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed in this business combination, determined in accordance with SFAS No. 141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were based on estimates of independent appraisers (in relation to the 43.37% stake acquired):

Current assets	7,873
Mineral rights	18,926
Other property, plant and equipment	15,687
Other non-current assets	8,849
Goodwill	16,836
Total assets acquired	**68,171**
Current liabilities	(1,432)
Deferred income tax liability	(6,142)
Total liabilities assumed	**(7,574)**
Fair value of net assets acquired	**60,597**

(thousands of US dollars)

26 SUBSEQUENT EVENTS (continued)

(c) Disposal of OJSC Lebedinsky GOK shares

In January 2006, the Parent Company sold to third parties 11.96% of the outstanding common shares of OJSC Lebedinsky GOK for consideration of $400 million; carrying value of these shares at December 31, 2005 was $9,456 (Note 6(d)). This transaction was consummated in line with Group's strategy for investment management.

(d) Acquisition of coal mines and coke plants

In March 2006, the Parent Company signed agreements to acquire from third parties 82% of the outstanding common shares of OJSC Altai-koks, coke-chemical plant, and 100% of the outstanding common shares of holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of Prokopievskugol Coal Company for a consideration of approximately USD 750 million.

OJSC Altai-koks is among leading coke-chemical plants in Russia. It produces high-quality coke and chemical products. In January – April 2006, the Parent Company acquired additional 6.18% in OJSC Altai-koks from other minority shareholders. The acquisitions resulted in the Group's ownership of more than 88% of the voting shares of the company.

Prokopievskugol Coal Company is the leader in high-grade coking coal production and processing in the Kemerovo region of Russia. It owns seven mines and three processing plants.

These acquisitions were made in line with Group's vertical integration strategy, aiming on additional competitive advantages through the stable supply of key raw materials. The acquired companies will be consolidated by the Group for the first time as at the effective date of obtaining control which management considers to be April 2006.

Management considers disclosure of fair values of assets acquired and liabilities assumed in this business combination to be not practicable, given the effective date of obtaining control.

07-04-2006

Novolipetsk Steel (NLMK) declares its Resource Efficiency Policy

Novolipetsk Steel adopted its Resource Efficiency Policy declaring lowering production costs and reduction of energy intensity in steel production process as its primary goals.

The Policy determines improvement of technological processes and material resources management system, production facilities upgrading and strict compliance with legal regulatory requirements on resource efficiency as its strategic objectives to meet the goals declared.

The full text of the Company's Resource Efficiency Policy can be found at the Company's web site.

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06-04-2006

Notice of 2005 US GAAP Results

OJSC Novolipetsk Steel (LSE: NLMK) will be announcing US GAAP annual results for the year ended 31 December 2005 on Tuesday, 18 April 2006.

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04-04-2006

Novolipetsk Steel (NLMK) completes acquisition of 82% interest in coke producer JSC "Altai-koks" and 100% interest in "Prokopievskugol" Group of Coal Companies

Further to the announcement of March 29th, 2006, OJSC Novolipetsk Steel (LSE: NLMK) has completed the acquisition of an 82% interest in "Altai-koks", coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in "Prokopievskugol" Coal Company for about USD 750 million. As previously stated, the deal was financed in full from NLMK's existing cash funds

NOVOLIPETSK STEEL

PRESS-RELEASE

03-04-2006

2005 RAS Financial Results for NLMK Group's major companies

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) today announces 2005 Russian Accounting Standards (RAS) financial results for its major companies *.

The filing of RAS accounting results is a Russian regulatory requirement. In addition, NLMK has been preparing financial reports in accordance with the US GAAP accounting standards starting 1998. RAS accounting results differ materially from US GAAP accounting results and are not comparable to financial statements prepared in accordance with US GAAP. The RAS accounting results of NLMK Group's major companies are not indicative of the financial condition or results of operations of these entities under US GAAP. Reference should be made only to consolidated financial statements prepared in accordance with US GAAP for information with respect to NLMK Group's financial condition and results of operations.

2005 RAS financial results NLMK Group's companies
(in thousands of rubles)

OJSC "Novolipetsk Steel"

	2004	2005	Change, %
1	2	3	4
Revenue	126,180,664	119,354,086	-5.42%
Gross profit	65,560,903	50,778,029	-22.55%
Sales revenue	62,480,796	46,025,085	-26.34%
Net profit	49,849,071	35,165,394	-29.46%

Stoilensky GOK

	2004	2005	Change, %
1	2	3	4
Revenue	10,924,366	15,047,537	37.75%
Gross profit	6,294,112	9,505,332	51.00%
Sales revenue	6,128,031	9,300,857	51.78%
Net profit	4,586,693	7,237,783	57.80%

KMA Ruda

	2004	2005	Change, %
1	2	3	4
Revenue	1,613,293	2,415,599	49.73%
Gross profit	624,842	1,147,469	83.64%
Sales revenue	600,832	1,112,309	85.13%
Net profit	451,389	854,466	89.30%

OJSC "Lipetskcombank"

	2004	2005	Change, %
1	2	3	4
Total interest and similar income	476,092	730,200	53.37%
Net interest and similar income	234,897	345,215	46.96%
Income before income tax	132,356	164,341	24.17%
Net profit	98,545	121,066	22.85%

OJSC "Stagdok"

	2004	2005	Change, %
1	2	3	4
Revenue	301,441	379,755	25.98%
Gross profit	54,333	83,883	54.39%
Sales revenue	27,462	51,985	89.30%
Net profit	10,861	28,358	161.10%

OJSC "Dolomite"

	2004	2005	Change, %
1	2	3	4
Revenue	214,056	278,417	30.07%
Gross profit	76,148	106,938	40.43%
Sales revenue	24,355	51,792	112.65%
Net profit	7,572	27,388	261.70%

OJSC "TMTP"

	2004	2005	Change, %
1	2	3	4
Revenue	1,938,954	2,275,773	17.37%
Gross profit	1,218,994	1,508,516	23.75%
Sales revenue	1,142,404	1,434,467	25.57%
Net profit	649,061	1,131,060	74.26%

Highlights

- **Revenues and net profit for the steel segment decreased due to price reduction on steel products, increase of prices for raw materials and planned overhaul of production facilities.**

NLMK's steel segment profit in 2005 decreased due to weak pricing environment in the second half of the year as well as significant price increase on basic raw materials. The profit was also reduced due to planned technical overhaul and a certain drop in production. The Company's management decided to decrease volumes of production, which mostly related to the production of slabs, in order to support prices in the weak pricing environment.

- **Profit growth at major mining companies.**

Revenue increase at major mining companies - Stoilensky GOK and KMA Ruda - for 2005 amounted to 37.73% and 49.73% correspondingly. Net income of these companies for 2005 grew by 57.80% and 89.30%. The profit growth in mining operations benefited from favorable pricing conditions and considerable volume of investments within the technical upgrading program.

- **Considerable profit growth at OJSC "Stagdok" and OJSC "Dolomit".**

OJSC "Stagdok" and OJSC "Dolomit" profit growth for 2005 amounted to 25.98% and 30.07% correspondingly. Net profit of these companies for 2005 grew by 161.10% и 261.70%. The output growth as well as rising prices on limestone and metallurgical dolomite was the key drivers of the considerable increase.

- **Profit growth at OJSC "Lipetskcombank"**

OJSC "Lipetskcombank" 2005 revenues came up 53.37% in comparison with the previous year. The bank's net profit grew by 22.85%. The favorable performance of OJSC "Lipetskcombank" in 2005 is primarily attributable to growing credit portfolio and operations volume on the securities market as well as enhancing banking services product range.

- **Considerable revenues and profit growth at OJSC "TMTP"**

OJSC "TMTP" 2005 revenues and net income grew by 17.37% and 74.26% correspondingly. The profit growth benefited from the growing freight turnover including petroleum products and dry cargo turnover.

OJSC "NLMK" will publish US GAAP consolidated financial results for the year ended December 31, 2005 in April, 2006.

* Indicated companies of the Group include: Novolipetsk Steel (NLMK), Stoilensky GOK, KMA Ruda, OJSC "Stagdok", OJSC "Dolomit", OJSC "TMTP" and OJSC "Lipetskcombank".

NLMK's average steel segment prices* for 2005

	USD per tonne (FCA)				
	Q1 2005	*Q2 2005*	*Q3 2005*	*Q4 2005*	*2005*
Pig iron	263	273	205	194	233
Slabs	428	416	249	259	333
Hot-rolled steel	516	503	417	409	462
Cold-rolled steel	615	599	511	533	564
Hot dip galvanized steel	818	823	775	746	790
Pre-painted steel	926	929	903	892	910
Non-grain oriented steel	818	779	666	633	720
Grain oriented steel	1,769	2,591	2,691	2,913	2,516

** excluding freight charge*

31-03-2006

Novolipetsk Steel (NLMK) adopts internal restructuring plan

Novolipetsk Steel (LSE: NLMK) today announced that it has embarked on an internal restructuring plan aimed at:

- optimizing the asset portfolio of the Company
- strengthening vertical integration of the Company; and
- building up an efficient management structure.

The restructuing plan approved by the Board puts forward the following key steps:

- to optimize the composition of the Company through further consolidation of NLMK's core assets: steel, mining and supporting businesses
- to continue the strategy of divesting NLMK's stakes in non-core assets, including financial and auxiliary transportation assets;
- to develop a divisional management structure organized along the key segments of the Company's value chain: technology division, mining division, steel division and sales division;
- to set up a Corporate Centre consolidating the following functions: strategic planning, finance, external relations, HR, legal services, IT, environmental compliance.

NLMK's asset portfolio management strategy has a clear focus on maximizing the value of existing assets and getting the maximum return from the divestment of non-core businesses. The most recent M&A activities of the Company have included divestment of the minority interest in Lebedinsky GOK, acquisition of DanSteel A/S, consolidation of an iron ore producer KMA-Ruda, purchase of majority interest in coke producer Altai-Koks and 100% interest in Prokopievskugol Coal Company.

The management structure reorganization and creation of functional divisions is a response to the growing size and importance of the R&D, mining and sales units of the Company. These divisions significantly enhance the performance of the flagship steel division, expanding the Company's value chain.

The Corporate Centre is being set up to increase the efficiency of the Company's business processes by centralizing key management functions. This will result in the increased quality and transparency of decision-making and greater management accountability to shareholders.

Commenting on today's announcement, Dr. Vladimir Lisin, Chairman and controlling shareholder of NLMK, said:

"Our business is successfully growing as a result of NLMK's solid strategy and strong commitment to development as a leading global steel producer. The Board believes that focusing NLMK on its core businesses and improving its management structure will further boost growth and shareholder value."

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30-03-2006

NLMK expands capacities of its mechanical engineering complex

New equipment, designed for producing spare parts used in hydraulic cylinders of metallurgical facilities, has been commissioned at NLMK's Maintenance Works.

The equipment enables production of spare parts from new-generation composites characterized by improved mechanical properties such as strength and temperature endurance that substantially prolong life cycle of the parts. Specially tailored computer programme of the unit automatically defines proper parameters and modes of processing, thus ensuring high precision in manufacturing.

The project worth RUR 10.64 mln, financed within the framework of Phase I of the Technical Upgrading Programme, is aimed at further enhancement of the Company's technical capabilities. Implementation of the project will allow for a higher quality of maintenance and repair operations and ensure reliable operation of main facilities.

To upgrade and maintain production facilities of the Company, in 2005 mechanical engineering complex manufactured equipment and spare parts for the amount exceeding RUR 4.06 billion.

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29-03-2006

Novolipetsk Steel (NLMK) agrees to acquire 82% interest in coke producer JSC "Altai-koks" and 100% interest in Group of Coal Companies "Prokopievskugol"

OJSC Novolipetsk Steel NLMK (LSE: NLMK) is pleased to announce that it has agreed to acquire from a group of investors an 82% interest in "Altai-koks", coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in "Prokopievskugol" Coal Company for about USD 750 million. The acquisition is to be financed in full from NLMK's existing cash funds.

JSC "Altai-koks" is the leader among coke-chemical plants in Russia. It produces high-quality coke and chemical products. In 2005 JSC "Altai-koks" production of coke amounted to 3.8 million tonnes. By the end of 2006 a new coking plant with capacity of 1.14 million tonnes per year will be put in operation. As a result, total capacity of JSC "Altai-koks" will amount to almost 5 million tonnes per year.

As of today, NLMK has already accumulated approximately 6.12% interest in JSC "Altai-koks" through the market purchases. As a result of today's transaction, the total stake in JSC "Altai-koks" on NLMK balance sheet will amount to 88%.

"Prokopievskugol" Group is the leader in high-grade coking coal production and processing in the Kemerovo region. It produces more than 5 million tonnes of coal per year and has about 350 million tonnes of coal reserves including 220 million tonnes of high-grade coking coal. "Prokopievskugol" Group owns seven mines and three processing plants. The total production volume of coking coal concentrate is over 3 million tonnes per year, which is about 50% of NLMK's requirements. Together with Zhernovskoe-1 coal deposit (expected to reach the planned production capacity in 2009) NLMK will achieve total self-sufficiency in coking coal.

Dr. Vladimir Lisin, NLMK's Chairman, commented

"This acquisition is an important step in the implementation of NLMK's vertical integration strategy. It enables us to secure additional competitive advantage through the stable supply of key raw materials at lower cost. We believe that these new assets will enable NLMK to become fully self-sufficient in coke and optimize production process within the company, as well as to become an important player on Russian coke products market".

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21-03-2006

Novolipetsk Steel (NLMK) was recognized the Best Steel Company in Russia for 2005

Novolipetsk Steel (NLMK) has been named The Best Steel Company in Russia by Global Finance Magazine.

Global Finance provides annual rating on each industrial sector separately and defines the biggest and the most successful companies world-wide giving specific attention to such factors as competitiveness of products and pricing, accessibility, innovation, evidence of a long-term strategy and corporate governance quality.

The rating results will be published in the April issue of Global Finance Magazine.

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07-03-2006

In 2005 NLMK implemented more than 30 environmental projects in Lipetsk

In 2005, implementation of major environmental projects on the main production site of NLMK in Lipetsk resulted in reduction of its total atmospheric emissions by more than 14 thousand tonnes as compared to the previous year. Total financing of environment protection projects amounted to nearly RUR 1.3 billion.

Introduction of resource-saving and low waste technologies during the implementation of Stage I (2000-2005) of the Technical Upgrade Programme allowed the Company to minimize the impact of its activities on the environment. Within a year period the Company completed revamping of Coke Battery No.1, aspiration systems of Blast Furnace No.5 casthouse and the Sinter Plant. A modern industrial waste incineration facility was installed. Environmental facilities of the Company's principal production plants underwent a major overhaul. Implementation of new waste processing technologies reduced total volume of accumulated waste by more than 450 thousand tonnes.

Last year the Company launched a project aimed at a large-scale upgrading of industrial water supply system, and currently continues modernization of integrated sewage treatment facilities of NLMK and of the city of Lipetsk.

In 2005 NLMK successfully passed an independent re-certification audit of its Environmental Management System for the compliance with the international standard ISO-14001 of 2004 version. Last year NLMK obtained a license from the Russian Federal Agency for Hydrometeorology and Environmental Monitoring ("Roshydromet"), which allows the Company to monitor the industrial impact on the environment.

In 2005 NLMK adopted the core strategic document in environment protection: Environmental Policy of NLMK that declares the Company's principal objective, which is to reduce negative impact of production activities on the environment and to provide favorable ambient conditions for the residents of Lipetsk. The document is available on the Company's web-site www.nlmksteel.com.

FOR INFORMATION:
Since the Technical Upgrade Programme was launched, environmental expenditures of the Company have been increased more than tenfold. In 2000 more than RUR 100 million were allocated to environment protection programmes, in 2004 this type of investments increased to RUR 747 million and in 2005 the sum was nearly RUR 1.3 billion. Due to an increase of investments, the total atmospheric emissions of NLMK's production facilities have been reduced by more than 10 per cent as compare to 2000. River water intake and purified effluents discharge into the Voronezh River have decreased by 18 percent.

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21-02-2006

OJSC Novolipetsk Steel (NLMK) completes the acquisition of 25% stake in KMA Ruda

Further to the announcement on December 30th, 2005, OJSC Novolipetsk Steel has completed the acquisition of an additional 25.37% stake in KMA Ruda from companies affiliated to the shareholders of Lebedinsky GOK. As a result of this transaction NLMK now has a controlling stake of 58.26% in KMA Ruda.

This acquisition goes in line with NLMK's strategy of developing and consolidating the vertical integration of the Group.

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02.02.2006

Novolipetsk Steel (NLMK) releases 2005 trading update

OJSC Novolipetsk Steel (LSE: NLMK) today released its trading update for Q4 2005 and for the twelve months ended 31 December 2005.*

The table below shows the production volume of NLMK's principal steel products for the periods indicated:

	Q4 ended December 31,				Year ended December 31,			
	Q4 2004	Q4 2005	Change		2004	2005	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(in million of tonnes, except for percentages)							
Pig Iron	2.27	2.16	(0.12)	(5.1)	8.99	7.89	(1.11)	(12.3)
Steel	2.21	2.28	0.07	3.2	9.12	8.47	(0.65)	(7.2)
Finished steel products	2.08	2.18	0.10	4.8	8.58	7.98	(0.60)	(7.0)
Slabs	1.01	1.00	(0.02)	(1.8)	3.76	3.20	(0.56)	(14.9)
Rolled steel products	1.07	1.18	0.12	11.0	4.81	4.78	(0.04)	(0.8)
Hot-rolled steel	0.48	0.46	(0.02)	(4.2)	1.98	2.04	0.06	2.9
Cold-rolled steel	0.58	0.72	0.14	23.6	2.83	2.74	(0.09)	(3.3)

* *All information on production volumes is preliminary and may be subject to change.*

Anton Bazulev, NLMK's spokesman, commented:

"We are satisfied with our overall production performance. Despite a substantial downturn in the global steel market, NLMK has achieved its production targets, taken the opportunity to undertake equipment overhauls and maintained production discipline. All these measures have helped to support our solid margins. We remain on track to implement our production goals and further technical upgrading targets in 2006. NLMK is well placed to achieve optimal results on that strong basis in 2006".

30-01-2006

Novolipetsk Steel completes the acquisition of 100% interest in DanSteel A/S

Further to the announcement of January 5th, 2006, OJSC Novolipetsk Steel (LSE: NLMK) has completed the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD104 million. As previously stated, the deal was financed in full from NLMK's existing cash funds.
Mr. Anton Bazulev, NLMK's spokesman, commented
"This deal demonstrates the strong commitment of NLMK to controlled international expansion and to increase downstream production capacities."

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19-01-2006

OJSC Novolipetsk Steel (NLMK) completes the sale of 12% interest in Lebedinsky GOK

Further to the announcement on December 30th, 2005, OJSC Novolipetsk Steel, NLMK (LSE: NLMK) has completed the sale of its 12% interest (2,336,867 ordinary shares) in Lebedinsky GOK to CJSC "OEMK-Invest". As stated earlier, the deal is valued at USD 400 million in cash. This disposal is in line with NLMK's strategy of managing actively its asset portfolio.

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05-01-2006

OJSC Novolipetsk Steel (NLMK) Agrees to Acquire 100% Interest In DanSteel A/S

OJSC Novolipetsk Steel, NLMK (LSE: NLMK) today announced that it has agreed to acquire DanSteel A/S ("DanSteel"), the Danish steel manufacturer, for USD104 million. The acquisition is to be financed in full from NLMK's existing cash funds.

DanSteel produces around half a million tonnes of hot rolled steel heavy plates and maintains up-to-date customized production facilities. NLMK has a long-standing client relationship with DanSteel, being its major supplier of quality steel slabs since 2002. In the first 6 months of 2005 DanSteel's gross revenues were USD$194 million, EBITDA amounted to USD$19.8 million, and total assets constituted USD$153 million.

DanSteel is currently 100% owned by Jysk Staalindustri ApS, which is controlled by NLMK's main shareholder. Before the acquisition was agreed, an independent evaluation of DanSteel's market value was performed by KPMG.

The acquisition is an important step in the implementation of NLMK's growth strategy in the area of high value-added products aimed at achieving market-share gain in Western Europe and sustainable value enhancement.

Mr. Vladimir Lisin, NLMK's Chairman and controlling shareholder, commented:

"The acquisition of DanSteel advances NLMK's stated strategy - to pursue acquisitions of rolling capacities in its core markets, to increase production of finished value added products and to attain additional added value."

31-12-2005

OJSC Novolipetsk Steel (NLMK) Agrees to Sell 12% Interest in Lebedinsky GOK and to Acquire Additional Stake in KMA Ruda

OJSC Novolipetsk Steel, NLMK (LSE: NLMK) today announced that it has agreed to sell its entire stake of 12% (2,336,867 ordinary shares) in Lebedinsky GOK to CJSC "OEMK-Invest" for USD 400 million in cash. Lebedinsky GOK is an iron ore mining and processing enterprise in Russia.

NLMK has also agreed to acquire from the companies affiliated to the shareholders of Lebedinsky GOK an additional 25% stake in KMA Ruda, bringing its total ownership to a controlling stake of 58%. KMA Ruda is a mining company located within 350 kilometers from NLMK's production facilities in Lipetsk. The enterprise already supplies NLMK with iron ore concentrate, maintaining an annual production capacity of 1.8 million tonnes. This acquisition enables NLMK to consolidate KMA Ruda on its balance sheet and to fully control its operations.

The two transactions are implemented within the framework of NLMK's strategy of active management of its asset portfolio, in which NLMK seeks to increase control over its core mining and steel assets and to divest its non-core and portfolio investments.

Mr. Anton Bazulev, NLMK's Head of Investor Relations commented: "The active management of our asset portfolio is an integral part of NLMK's growth strategy. The well-timed adjustments of our asset positions are vitally important to strengthening our market leadership."

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30-12-2005

NLMK's subsidiary, Stoilensky GOK, puts into operation additional capacities of iron ore concentrate production

Dec 30th, 2005 a new concentrator facility was put into operation at Stoilensky GOK, a subsidiary of NLMK, which supplies substantially all of the Company's iron ore concentrate. The construction began in May this year and was finished as scheduled. The total investment is 492 million rubles (USD17 million), which agrees with the plans announced earlier. The implementation of this project provides a possibility for an increase in the annual production volume of iron ore concentrate by Stoilensky GOK of around 800,000 t/y (8%) compared to 2004 numbers.

26-12-2005

NLMK completes first half 2005 interim dividends payment

At the Extraordinary Shareholders' Meeting on September 26, 2005, NLMK declared the dividends of RUR 1 per one common share for the first six months of 2005 amounted to USD 210,792 thousand.

As of December 25, 2005, the bulk of its amount (99.5%) has been paid by the Company to its shareholders.

For reference:
On June 25, 2004, the General Shareholders' Meeting of NLMK approved dividend policy of the Company, the main object of which is to secure stability of dividend payments to the Company's shareholders.

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23-12-2005

International audit confirmed quality of NLMK'S products

Supervisory audit has just re-confirmed compliance of NLMK's ship-building steel slabs with the requirements of Germanischer Lloyd Rules.

In the course of the audit independent experts examined operations of steel-making plant and controlling laboratories. The auditors noted skills of NLMK's personnel with regard to requirements to ship-building steel production as well as Company's technical and organizational level.

The Company will be awarded a renewed Certificate which will approve compliance of ship-building steel slabs production with the requirements of Germanischer Lloyd Rules. It allows the customers to apply the products of NLMK in ship-building without any restrictions as well as testifies technological development of the Company.

For reference:
The Quality Management System which complies with the requirements of international standards ISO 9001:2000 and ISO/TS 16949:2002 was implemented at NLMK. At the beginning of 90s the Company was among the first Russian companies to obtain Certificates of Compliance from Lloyd Register with regard to ship-building steel grades. In 2002 – 2003 ship-building steel slabs production was audited by the following certifing bodies – Germanischer Lloyd, U.K. Lloyd Register of Shipping (UK), Det Norske Veritas (Norway), Bureau Veritas (France), American Bureau of Shipping, Italian Register of Shipping, Russian Maritime Register of Shipping. Upon their results the Company was awarded Certificates of Compliance with MAKO Rules (International Association of Classifying Bodies) in area of ship-building. At present the Company has Certificates issued by 10 Russian and foreign certifying bodies.

22-12-2005

NLMK OBTAINED ROSHIDROMET'S ECOLOGICAL MONITORING LICENSE

NLMK has obtained the license of Russian Federal Agency for Hydrometeorology and Environmental Monitoring (Roshidromet) for meteorological and related activities, including air and soil pollution measurements. It entitles the Company to monitor the man-caused industrial impact upon the environment. The research information will be forwarded to the Unified State Environmental Data Fund.

The key condition for Roshidromet's license obtaining was the availability of qualified personnel and necessary ecological monitoring equipment under the requirements of Russian Law, national and international standards.

This year NLMK has been successfully re-audited for the Company's Environmental Management System conformance to standard ISO-14001:2004. NLMK's ecological solutions are based on comprehensive monitoring of environmental impact of its operations.

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13-12-2005

NLMK ANNOUNCES 9M 05 CONSOLIDATED US GAAP RESULTS

The NLMK Group's consolidated sales revenue for the first nine months of 2005 (under US GAAP) was USD 3,387.7 million, an increase of 5.4% compared to the first nine months of 2004.

Gross profit decreased by 3.1% to USD 1,629.1 million. Net income was USD 1,045.8 million, a decrease of 19.2% compared to the first nine months of 2004.

Net income represented the main source of growth in NLMK's total assets in the first nine months of 2005. As of September 30, 2005, total assets amounted to USD 5,966.6 million, an increase of 15.5% fromDecember 31, 2004.

The presentation of the US GAAP consolidated 9M 05 interim financial results is available at Facts and Figures section of the site.

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01.12.2005

NLMK WINS NATIONAL AWARD FOR ENVIRONMENTAL PROTECTION

Novolipetsk Steel (NLMK) has been recognized for its performance in environmental management as a winner of the national competition, "The Leader in Environmental Protection in Russia", organized by the Department for Social Development and Environmental Protection of the Government of the Russian Federation.

The ceremony at which the Company was awarded the distinction was held in Moscow in the Kremlin and attended by various government officials as well as public environmental organizations. NLMK's Director for Environmental Safety, Mr. Eugeny Samsikov, received a medal for "Achievements in Environmental Protection".

The award recognizes the Company's solid performance in environmental management in Russia. Earlier this year, an independent audit re-certified NLMK's Environmental Management System as complying with the ISO-14001 standard.

14.11.2005

NLMK'S RECOMMISSIONED COKE BATTERY TO DELIVER FIRST PRODUCT

Novolipetsk Steel (NLMK) has recommissioned its 460 000 tonnes per annum Coke Battery No.1.

One of the oldest batteries of the Coke Plant has been replaced by a new and technologically more advanced unit equipped with fumeless coke chambers charging and dust free coke discharge systems. The enhancement of the battery is expected to result in improvements to both the safety of the process and working conditions. Emissions from the facility's operations are expected to drop to a third of the previous levels after the recommissioning.

CAPEX for the Coke Battery No.1 recommissioning amounted to approximately RUR 1.6 billion.

Since the launch of the Technical Upgrading and Development Programme in 2000, NLMK has recommissioned Coke Batteries No.5 and No. 6, and their emissions are currently among the lowest for this kind of facility in Russia.

For reference:
Novolipetsk Steel has significantly revamped its coke facilities. Fumeless coke chambers charging and dust-free coke discharge systems are successfully operating at the revamped batteries. The recent introduction of environment-friendly technologies has resulted in significant reductions in emissions by the Company's coke facilities.

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09.11.2005

NLMK'S NEW GALVANIZING LINE

NLMK's new continuous hot-dip galvanizing line has yielded its first 11 thousand tonnes. The line has a total capacity of up to 340 000 tonnes per annum; input materials are cold-rolled steel (annealed and unannealed) and hot-rolled pickled steel strips of 0.4 mm to 4.0 mm thickness.

The production capabilities of the line will allow the Company to react promptly to the changing market environment by adjusting the line according to the products demanded by both domestic and foreign customers. Galvanized strips made of hot-rolled pickled steel that are 1.5mm to 4.0 mm thick are used in modular building structures. To date, this product has only been imported to Russia.

The project was implemented within the framework of the Phase 1 of the Technical Upgrading and Development Programme scheduled for 2000-2005 at a cost of approximately USD 100 million.

It is expected that the start-up of the third hot-dip galvanizing line will help to increase NLMK's total galvanizing output capacity to up to 900 000 tonnes per annum.

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01.11.2005

3Q 2005 NLMK UNAUDITED UNCONSOLIDATED RAS RESULTS PUBLISHED

In the first nine months of 2005, NLMK produced 5.73 mln. tonnes of pig iron (-15% compared to the same period of the previous year); 6.18 mln. tonnes of steel (-10%); 5.8 mln. tonnes of finished rolled products (-11%); 9.45 mln. tonnes of sinter (-8%) as well as 2.84 mln. tonnes of coke (-14%).

According to the unaudited unconsolidated financial results prepared in accordance with Russian Accounting Standards (RAS) for the first nine month of 2005, NLMK's sales revenue amounted to RUR 89,813.8 mln, a decrease of 0.4 % from the first nine months of 2004.

NLMK's gross profit was down by 16.39% from the first nine months of 2005 to RUR 39,231.71 mln. Net profit amounted to RUR 27,441.4 mln, a decrease of 19.61% from the first nine months of 2004 following a deterioration in the steel market.

Net profit represents the main source of the growth in NLMK's net assets, which, as of nine months of 2005, amounted to RUR 121,569.85 mln, an increase of 15.35% from its total assets value as of 31 December 2004.

In the fourth quarter of 2005, NLMK expects an improving pricing environment, as witnessed by recent market prices that are 10-15% higher than in the third quarter.

For reference:

Tax payments by NLMK for the first nine months of 2005 amounted to RUR 7.28 bln (an increase of 9% from the first nine months of 2004). The average production personnel salary of the Company reached RUR 12,660 (an increase of 20% from September 2004).

For additional information on third quarter of 2005 financial and operational performance, please refer to the NLMK web site (ANNUAL REPORTS AND PRESENTATIONS).

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25.10.2005

NLMK'S BOARD APPROVED REGULATIONS ON THE COMPANY'S INFORMATION POLICY

NLMK's Board of Directors has approved Regulations on Information Policy of OJSC "NLMK".

The present document has been established in accordance with the current Russian legislation, and the requirements of listing rules of domestic and foreign stock exchanges, Corporate Governance Code of the Company, as well as NLMK's internal documents. The main objective of the Information Policy is to provide shareholders, potential investors and professional participants of the securities market with complete and reliable information about the Company and its activities.

For the full text of Regulations on Information Policy, please, visit Company's web-site, "Company Documents" Section. (www.nlmk.ru).

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24.10.2005

MOODY'S ASSIGNS CORPORATE FAMILY RATING TO NOVOLIPETSK STEEL (NLMK)

Moody's Investors Service has assigned Ba2 Corporate Family Rating to NLMK. At the same time Moody's Interfax Rating Agency has assigned Aa2.ru long-term national scale credit rating (NSR) to the Company.

For reference: Moody's Interfax Rating Agency specializes in credit risk analysis in Russia. Moody's Investor Service is one of the leading providers of credit ratings, research and analysis covering debt instruments and securities in the global capital markets. Further information is available at www.moodys.com.

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14.10.2005

NLMK TO HOLD EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Board of Directors has taken a decision to hold the Extraordinary General Meeting of NLMK's shareholders on November 16, 2005 (the final date for receipt of voting ballots).

The Meeting will be held by way of absentee voting ballots with the following agenda: "Approval of interested party transactions".

The list of persons entitled to participate in the Extraordinary Shareholder's Meeting will be based on NLMK's shareholders register as of 00:00, October 15, 2005.

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12.10.2005

NLMK IS AMONG TOP TEN COMPANIES FORMING RUSSIA'S GDP

According to results of a study conducted by «AK&M» business information agency, NLMK ranks the 9th among a hundred of the companies forming GDP of the country. Company's position in the list is the best among domestic companies of ferrous metallurgy sector, and, at the same time, characterizes its role in social and economic processes taking place in Russia.

While defining efficiency of the companies which influenced dynamics of key macroeconomic indicators of the country, the study looked at tangible and financial funds of the Company (volume of sales, revenues, number of personnel) and success of its activities (profitability, labor productivity, sales revenues dynamics).

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10.10.2005

NLMK ANNOUNCES 1H 05 CONSOLIDATED US GAAP RESULTS

The NLMK Group's consolidated revenues in 1H 05 (under US GAAP) equaled US$2,377 million, an increase of 20.2% YOY.

Gross profit increased by 19.3% up to US$1,209 million. Net profit amounted to US$838 million, an increase of 16.9% YOY.

Net profit represent the main source of NLMK's assets growth that, as of 1H 05, amounted to US$5,828 million, an increase of 12.8% to total assets value as of December 31, 2004.

According to Ms. Galina Aglyamova, NLMK's Deputy General Director for Economics and Finance, "Growth of financial results of NLMK has been achieved despite of steel market downslide in the second quarter of 2005. The growth is mainly driven by acquiring of raw materials and transportation assets in 2004 in the framework of vertical integration strategy implemented by the NLMK. Better financial results were ensured by incorporation of the newly acquired entities in the consolidated statement of the Group. 1H 05 operating income of non-steel making assets of the Group grew to US$206 million, thus exceeding 1H 04 numbers by 5.2 times".

The full version of the interim consolidated financial statements under US GAAP as of June 30, 2005, December 31, 2004 and as of the six month period ended in June 30, 2005 and 2004, along with independent auditors' report is available at www.nlmk.ru.

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06.10.2005

OJSC «Lipetskcombank" 3Q 05 profit amounted to RUR 151.8 m, 20% higher than the total financial performance for 2004.

The bank's credit portfolio grew by 30% and amounted to RUR 6.1 billion.

Retail business development policy pursued by the bank ensures an increase in volume of available funds attracted from individuals up to RUR2.9 billion.

The securities portfolio increased thirteenfold since early this year reaching RUR518 million.

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05.10.2005

NLMK ANNOUNCES JANUARY-AUGUST 2005 NON-CONSOLIDATED RAS RESULTS

According to preliminary results, in the first eight months of 2005 NLMK produced 5.04 mln. tonnes of pig iron (-16% compared to the corresponding period of 2004); 5.43 mln. tonnes of steel (-12%); 5.11 mln. tonnes of finished rolled products (-12%); 8.32 mln. tonnes of sinter (-10%) as well as 2.53 mln. tonnes of coke (-14%).

Sales revenue grew to RUR 80.26 bln. (+2%); pre-tax profit amounted to RUR 33.06 bln. (-16%). Profit decrease resulted mainly from planned decrease in production volume as well as steel market downslide.

Tax payments of NLMK to the budgets of all levels for the first eight months period of 2005 increased by 5% and amounted to RUR 11.16 bln. In August 2005, average Company's production personnel salary reached RUR 12,900 (+20% to August 2004 level).

The Company's financial results for the first month of 2005 have been prepared in accordance with Russian Accounting Standards (RAS).

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03.10.2005

NLMK BECOMES A MEMBER OF INTERNATIONAL IRON AND STEEL INSTITUTE

NLMK became a member of International Iron and Steel Institute (IISI), one of the world's largest non-profit associations of steel companies producing more than 75% of world steel.

The respective decision was taken at the Annual Conference of IISI in Seoul, South Korea, in which Dr. Vladimir Lisin, Chairman of NLMK's Board of Directors, took part. Now, he will represent the Company at the Board of Directors of IISI.

Membership in the Institute provides an opportunity for NLMK to defend Russian producers' interests in the world community of steel-makers and further develop its business considering the tendencies and strategic objectives common for the industry.

Reference note: International Iron and Steel Institute (IISI) was founded in 1967. The Institute is headquartered in Brussels, Belgium. IISI has a membership of more than 185 steel-making companies, national and regional steel federations and associations, and steel research institutes. ISSI is the world forum for the global steel industry. The members of the Board of Directors of IISI are the key managers of the world's leading steel companies.

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29.09.2005

NLMK'S SUBSIDIARY OJSC "DOLOMIT" SUMMARIZES ITS PERFORMANCE FOR EIGHT MONTHS

For the first eight months of 2005, extraction of dolomite accounted for 2 million tonnes, 1.1 million tonnes of marketable fluxed dolomite were produced, and 1.23 million tonnes were shipped to customers.

The Company's sales revenues totaled RUR 166.4 million, an increase of 21% as compared to the same period last year; net profit rose 163.5% to RUR 13.6 million. The Company increased tax allocations to budgets of all levels by 3.4% as compared to January - August last year.

Starting from 2005, in the framework of the Technical Upgrading and Development Programme at OJSC "Dolomit", special machinery and equipment has been renewed - a crawler-mounted shovel, a bulldozer and a mobile substation were purchased for nearly RUR 14 million. Another power shovel and a bus are to be acquired by the end of the year.

Sustainable performance of the largest Russian producer of furnace dolomites allowed it to allocate nearly RUR 3 million for social development, including around RUR 1 million for the social infrastructure maintenance. Over RUR 0.3 million were donated to charity. The Company's employees' children enjoyed their rest in recreational centers of Lipetsk Region and Black Sea Coast, and that was subsidized by the Company.

28.09.2005

EXTRAORDINARY GENERAL MEETING OF NLMK'S SHAREHOLDERS HELD

Extraordinary General Meeting of shareholders of Novolipetsk Steel was held by way of proxy voting.

The Meeting is declaring a dividend for 1H 2005 of RUR 1 for each common share. Total dividend payments for 1H 2005 account for RUR 5,993,227,240.

Dividends will be paid to shareholders till December 25, 2005: to legal entities – by transfer to their bank accounts, to NLMK employees – to be added to their monthly salary, and to other individuals – by transfer through OJSC Lipetskcombank.

For information:

At the Annual General Meeting of NLMK shareholders held on June 25, 2004, the Company's Dividend Policy was approved. NLMK's dividend policy is that the dividend payment should be not less than 15% of net profit (defined in accordance with US GAAP. The Company will aim to pay as dividends 25% of its net profit (defined in accordance with US GAAP).

In January – June 2005, NLMK's revenues under Russian Accounting Standards increased to RUR 62.78 billion or by 13% as compared to the same period of the last year. Net profit of NLMK in accordance with Russian Accounting Standards for 1H 2005 accounted for RUR 20.97 billion, an increase of 2.1%.

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15.09.2005

OJSC KOMBINAT KMARUDA PAID OUT DIVIDENDS FOR 2004

OJSC "Kombinat KMAruda" has completed the payment of dividends on issued common shares for the year 2004.

The payment was effected in cash in the amount of 144 rubles per one common share. Total amount of dividends for the year 2004 came to 37,018,368 rubles (more than 8% of the Company's net profit in accordance with the Russian Accounting Standards).

As of September 6, 2005 dividends paid on the Company's common shares for the year 2004 amounted to 36,069,696 rubles.

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13.09.2005

NLMK COMPLIANCE WITH GLOBAL ENVIRONMENTAL STANDARDS CONFIRMED BY INTERNATIONAL AUDIT

NLMK has completed ISO-14001 of 2004 version recertification audit for its Environmental Management System.

In 2002, the Company was among the first in Russian metallurgy sector to be awarded an international certificate of compliance with the environmental standard ISO-14001:1996 ("Environmental Management System") and further on successfully passed annual audits.
Within the scope of the new recertification audit, TUV CERT experts conducted audit of production divisions, technical services and working documentation of NLMK. The auditors could make sure that all the units of the Company's Environmental Management System operate efficiently.

NLMK's main facilities have the lowest specific environmental impact figures among Russian steel companies. Since the very launch of the Technical Upgrading and Development Program in 2000, NLMK has reduced the amount of all contaminating emissions by 6.3% due to improvements of technological processes. While meeting ecological objectives the Company relies on integrated monitoring of data on environmental effects of production activities, thus allowing the Company to effectively invest in new technologies. At present, about US$90 million have already been invested in environmental projects of the first stage of the Program.

By 2010-2012, NLMK plans to achieve the reduction of specific emissions by 040% compared to the year 2004. Water pollution will decrease 230%, and fluid industrial waste will decrease 5-fold. Specific water consumption for the Company's needs is to be reduced by 130%.

12.09.2005

NLMK SUBSIDIARY "LIPETSKCOMBANK" SUMMARIZES ITS PERFORMANCE FOR EIGHT MONTHS

In the first eight months of the year, profit of the Bank reached RUR154.5 million, a 170% increase compared to the same period of 2004. Successfully implementing its retail business strategy, the bank attracted from private individuals RUR 2.8 bn in deposits, that represents 270% growth YoY.

Term liabilities attracted from legal entities (deposits and promissory notes) grew 120%, reaching RUR 3.3 bn., while credit portfolio of the Bank rose 140% and totaled RUR 6.3 bn.

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06.09.2005

VLADIMIR LISIN IS NAMED THE LEADING MANAGER OF THE RUSSIAN METALLURGY

NLMK's Chairman of the Board Dr.Vladimir Lisin, has been named top manager of Russia's metals industry by the Institutional Investor international magazine.

The international journal published its rating based on the pole of leading analysts and investment managers in Russia and abroad. The classification included leaders of seven economic sectors: metallurgy, engineering, financial services, power supply, consumer, oil and gas, telecoms.

Vladimir Lisin enjoys investors' high praise for the foundation of the most effective and profitable company in the metals sector of the Russian economy. In particular, the analysts pointed out that NLMK directed its investments at the production of high value added and marketable products, such as galvanized steel and pre-painted steel. In 2004, the Company's revenues under US GAAP increased by 86%, that amounted to more than US$ 4.5 billion, while net profits increased by 170% and reached almost US$1.8 billion.

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05.09.2005

NEW ENVIRONMENTAL TECHNOLOGY INTRODUCED AT CO-GENERATION POWER PLANT OF NLMK

Application of a new automatic system of fuel regulation and air supply in NLMK Co-generation Power Plant allows reducing by 25% the impact of high pressure stem generation on the environment.

New technology optimizes combustion processes of BF & coke oven gases utilized as fuel in boiler units of Co-generation Power Plant. It decreases level of combustion products released into atmosphere.

The project valued at 0.9 mln. rubles has been implemented within the framework of environmental measures aimed at reduction of the impacts of industrial production on the environment. From the start-up of the Technical Upgrading Programme in 2000, technology processes optimization allowed to reduce volume of emissions of all basic polluting agents at Novolipetsk Steel by 6.3% .

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02.09.2005

NLMK COMPLETED REVAMPING OF CONTINUOUS PICKLING LINE IN STRIP FINISHING SHOP

After completing the upgrade of acid section as part of an overhaul, NLMK has put into operation a continuous pickling line for hot-rolled strip with 1.15 m tpy annual capacity, which will allow to increase output of hot-rolled pickled strip with high surface quality for further re-rolling.

The upgraded facility is equipped with state-of-the-art pickling and rinsing tanks; the hydrochloric acid fume extraction system has been replaced. The reconstruction will significantly improve personnel working conditions and will result in an almost 4-times reduction of hydrochloric acid fume emissions.

The project cost is about RUR 365 m. It has been completed in the framework of the first stage of Technical Upgrade Program launched in 2000. For 2000-2005 the total amount of investments in the upgrade of production facilities will amount to US$1.3 bln.

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01.09.2005

NLMK EXPANDS CAREER-GUIDANCE PROGRAMME FOR SCHOOLS

Since September, NLMK will continue implementation of its innovative project aimed at gifted schoolchildren, assisting them entering profile and Company-based educational institutions, and providing further employment. Last year about 600 senior teens from 16 secondary schools of Lipetsk were involved in the project.

The project included training of 120 winners and awardees of city, district and region contests at the Regional Centre of Internet Education at Lipetsk State Technical University, competitions and conferences. At the next step of the project, a class with intensified technical and foreign language courses, that NLMK is interested in, is formed at one of the city schools. There are plans to expand cooperation with leading technical universities of Russia including Bauman State Technical University of Moscow.

This year NLMK has launched a long-term programme of future employees' education - "Student of NLMK". It provides education for children of Company employees in leading Russian technical universities in metallurgy disciplines.

According to Mr. Sergey Melnik, Director for HR and General Issues, NLMK's future is in young, talented specialists, educated in the leading professional institutions. Therefore, the goal of the Company is to raise attractiveness of metallurgy education among young people choosing future profession and, later, working at NLMK.

There are tailor-made programmes available for young specialists joining the Company, helping their adaptation and leadership skills' development. There is also a one-time bonus system established for graduates of higher, general and primary education who had attended training at NLMK under student programms and are employed now.

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30.08.2005

NLMK HAS REPLACED ANTI-DUMPING DUTIES IN THE EU WITH PRICE UNDERTAKING

On August 28 a new arrangement for shipments of grain-oriented electrical steel (GOES) produced by NLMK to the European Union came into force. It provides for suspending of anti-dumping duty payment of 11.5%, in exchange for a system of minimum reference prices and regular reporting of the Company to the EU Commission.

By concluding a minimum price undertaking, NLMK has used a possibility provided by EU legislation to replace an anti-dumping duty by a commitment to adhere to bottom prices established by EU Commission. It will allow NLMK to keep and diversify its presence in GOES market of EU-25 without any loss of its profit for payment of anti-dumping duties.

FOR REFERENCE:
Starting from 1995, when the first anti-dumping investigation was initiated, deliveries of GOES produced by NLMK to EU countries were bounded. It resulted in qualitative limitation of this product export to Europe. In May 2004 EU Commission cancelled the qualitative arrangements and established an actually prohibitive duty of 40.1%. The most recent investigation resulted in the introduction of 11.5% anti-dumping duty for NLMK shipments (for comparison, US companies got a duty between 31.5% and 37.8%)

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29.08.2005

NLMK'S SUBSIDIARY - "LIPETSKCOMBANK" - DEVELOPS INSTRUMENT FOR MUTUAL INVESTMENTS

OJSC "Lipetskcombank" continues active operation in the group investment market, which opens new opportunities for private investors. This year it became a fund manager of a Mutual Investment Fund "Lipetsky".

Assets of the Fund's investors are directed to the financial instruments at the Russian stock market. At the moment the value of Fund's asset amounts to 27 m rubles. The growth of their value compared to May 2005 equaled 8.45% (or 29% on annual basis).

Stable operation of OJSC "Lipetskcombank" provides for high reliability and profitability of investments. Within 7 months of this year the value of its securities portfolio has increased by 1800% up to 324 m rubles.

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24.08.2005

NLMK BOARD PROPOSED DIVIDENDS FOR 1H 2005

The decision to conduct the Company's extraordinary general shareholders' meeting in the form of absentee voting on September 26, 2005 (final date of voting ballots receipt) has been made by NLMK Board at its meeting.

The Company's Board also recommended to the shareholders' meeting to pay dividends for 1H 2005 performance in the amount of 1 ruble cash per one common share.

For information:
At the annual general shareholders' meeting of NLMK held on June 25, 2005 the Company's dividend policy was approved. According to it the amount of funds allocated for dividend payment should be not less than 15% of net profit defined in accordance with US GAAP. The Company aims at paying the dividends in the amount not less than 25% of its net profit defined in accordance with US GAAP.

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23.08.2005

POST RECONSTRUCTION BLAST FURNACE BLOW-IN AT NLMK

The NLMK's second largest blast furnace No.5 (over 2.7 mln. tpy of iron) has been put into operation after modernization.

Performed revamping allows to increase product quality and puts the furnace among the most environmentally safe in Europe. Complete refractory lining and chilling equipment change and partial housing replacement have been performed, and new hydraulic equipment installed. Production is now monitored by a new automated control system.

In parallel the reconstruction of cast house aspiration system (gas cleaning) was concluded. High performance electric precipitators were installed, and automated control system was mounted, enabling to improve personnel on-job environment and to significantly reduce the ecological impact of the facility.

The US$46 mln. project has been implemented within the frames of Technical Upgrading Program performed by the company with the total budget for the first stage (2000-2005) above US$1.3 bln.

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19.08.2005

RECEIVED
2006 AUG 22 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004 DIVIDENDS PAID BY NLMK

NLMK has completed the payment of dividends on issued common shares for the year 2004.

Total amount of dividends on the Company's common shares for the year 2004 was 10,787,809,032 rubles or about 22% of NLMK net profit defined in accordance with US GAAP. Dividend per one NLMK common share amounted to 1.8 rubles.

As of August 18, 2005, dividends paid on the Company's common shares for the year 2004 amounted to 10,737,857,126 rubles.

For information:
At the Annual General Shareholders' Meeting of NLMK held on June 25, 2005 the Company's dividend policy was approved. In accordance therewith the amount of funds allocated for dividend payment must not be less than 15% of NLMK net profit defined in accordance with US GAAP. In the future, the Company will aim at the amount of dividends not less than 25% of the net profit defined in accordance with US GAAP.

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18.08.2005

APPROVAL OF THE SCHEDULE OF MEETINGS OF NLMK'S BOD

A preliminary schedule of meetings of NLMK's Board of Directors has been approved. In line with this schedule four meetings of NLMK's Board of Directors are to be held in the 3rd quarter of 2005, two - in the 4th quarter of 2005, and one in each of the first two quarters of 2006.

Board of Directors exercising general management of the Company's operation in the period between the shareholders' meetings, determines the strategy of the Company's development and provides efficient management of its business activity.

In accordance with the new code of the Company's corporate governance approved at the extraordinary General Shareholders' Meeting on December 3, 2004 NLMK's Board of Directors summons not less than 6 meetings per year on a regular basis.

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11.08.2005

STOILENSKY GOK, A SUBSIDARY OF NOVOLIPETSK STEEL, CONTINUES TO IMPLEMENT TECHNICAL UPGRADING AND DEVELOPMENT PROGRAMME

Over 700 million rubles have been invested in maintenance and upgrading of Stoilensky GOK facilities in the first half of 2005.

578 million rubles have been spent on the purchasing of more than 50 units of mining and transport equipment - 7 large dump trucks, 3 excavators, a drilling machine, 10 boxcars, a hauler, as well as 11 trucks, 7 buses, 3 truck cranes, etc. The new equipment will guarantee continuous fault-free operation in the open pit, and will cover the previous years' gap in loose stripping excavation.

The ongoing setup of the automation system controlling the first crushing stage will result in a 2% increase of the beneficiation plant efficiency, and will raise the mills productivity by 5%. Special equipment will allow not only check milling quality, but also control and monitor the milling process. At the same time, energy consumption will be reduced.

Total estimated investment in technical upgrading will exceed 1billion rubles in 2005.

10.08.2005

NLMK BOARD COMMITTIES' MEMBERS APPOINTED

Members of three committees under the Board of Directors of NLMK have been appointed: Auditing Committee, Strategic Planning Committee, Personnel and Remuneration Committee.

Vladimir Skorokhodov, Nikolai Gagarin and Nikolai Lyakishev were elected to the Strategic Planning Committee, chaired by Vladimir Lisin. The Committee develops and submits to the Board of Directors recommendations on business priorities of the Company and its development strategies, including measures for enhancement of the Company's efficiency in the long term, increase in assets, profitability and investment appeal.

Oleg Bagrin and Igor Fyodorov were elected to the Auditing Committee, chaired by Randolph Reynolds. This committee develops and submits to the Board of Directors recommendations on efficient control of financial and economic activities of the Company, including annual independent external auditing of financial statements.

Dmitry Gindin, Stanislav Tsyrlin and Sergey Melnik were elected to serve on the Personnel and Remunerations Committee, chaired by Oleg Kiselyov. Main objectives of the Committee is drafting recommendations on Human Resources policy of the Company and remuneration to members of management bodies and Auditing Committee of the Company. The Committee also deals with social issues of the Company, environmental safety and cooperation with state and local authorities.

For reference:
A new Corporate Management Code was approved at the Extraordinary General Shareholders' Meeting on December 3, 2004. It complies with international standards; one of its main objectives is promoting the role of independent directors (http://www.nlmk.ru/eng/company/data/nlmk-kodecs.doc).

Basing on its provisions, a new Board of Directors was elected at the Annual General Meeting held in Lipetsk on May, 20. Four independent directors became its members: Dmitry Gindin, Oleg Kiselyov, Nikolai Lyakishev and Randolph Reynolds.

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09.08.2005

NLMK DEVELOPS RAILWAY INFRASTRUCTURE

NLMK continues to implement the programme of reconstruction of "Novolipetsk" railway junction.

Last year, one of the railway depots underwent major overhaul which allowed it to operate the trains up to 70 railcars long loaded with iron ore. In 2005-2006, the Company is upgrading the facilities to increase the maximum load capacity to 6 thousand tonnes to be transported to Novorossiysk and Tuapse ports.

To enhance railway cargo transportation efficiency a video monitoring system for monitoring cargo condition in railcars will be installed in one of the depots. Also, a new car repair facility is planned to be installed.

Total amount of the Company's investments in "Novolipetsk" station will exceed 170 million rubles. The reconstruction of the junction will allow it to significantly increase its throughput capacity.

At present, the Company runs 1,694 units of in-house rolling stock and 2,357 units leased from Russian Railways (OAO "RZD") Company to provide raw materials input and finished products output. The volume of NLMK's cargo transported annually by railways is about 90 million tonnes.

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05.08.2005

NLMK SUBSIDIARY - STOILENSKY GOK IS IMPROVING WORKING CONDITIONS FOR ITS PERSONNEL

In the first half of 2005, over 60 million roubles were allocated by Stoilensky GOK for improvement of working conditions of its personnel.

Air conditioners were purchased and installed at Rail Transportation Shop and Network and Substation Shop. 190 square meters of lighting system were renewed in power dispatch service rooms. Air conditioners were installed on 20 power shovels. There were installed three lighting masts at the main office building, also offices were repaired at Concentrating Mill.

In addition to repaired buildings of Calculation Bureaus on Company's site Concrete Preparation Unit, Cafeteria No. 6 in Rail Transportation Shop underwent major repair, open pit was fenced. On the Company's site recreation areas were re-equipped.

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04.08.2005

NLMK SUBSIDIARY - STOILENSKY GOK IS IMPLEMENTING SOCIAL PROGRAMMES

In the first half of 2005 over 33 million roubles were allocated by Stoilensky GOK for implementation of social programmes.

Over 13 million roubles were spent on purchase of places at recreation and spa resorts for the Company's employees and summer holiday camps for children. This summer, about 1000 children of the Company's employees will be on holidays in health center "Prometeus" (Lipetsk Region) and summer-camp "Vita" (the city of Anapa on the Black sea shore).

Over 8.7 million roubles were allocated by the Company for monthly additional payments to its retired employees as well as veterans of the World War II. Welfare assistance of over 1.1 million roubles was made to employees of the Company, pensioners, single mothers and families of dependent children, inclusive of over 400 thousand roubles as lump-sum family allowance at childbirth.

Stoilensky GOK continues its patronage over Starooskol orphanage. Summer vacations are being arranged for children, and tutors receive a monthly additional payment to their wages.

Within the first 6 months of the current year, Starooskol Interior Affairs Department, Infantile Pulmonologic Health Centre, Education Department, the Society of the Blinds received charitable contributions made by Stoilensky GOK. 1.7 million roubles were transferred by the Company to the account of "Belogorje to creators of the Great Victory" marathon taken place in Belgorod Region in honor of 60th anniversary of the Victory in the World War II.

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03.08.2005

1H 2005 NLMK unconsolidated RAS results published

In the first 6 months of 2005 NLMK produced 3.82 mln. tonnes of pig iron (-15% compared to the same period of the previous year); 4.09 mln. tonnes of steel (-11%); 3.85 mln. tonnes of finished rolled products (-11%); 6.23 mln. tonnes of sinter (-10%), as well as 1.92 mln. tonnes of coke (-12%). Reduction of physical production volumes is related to scheduled repairs, including Blast Furnace No. 5 category II overhaul performed in April-June, 2005.

Net sales revenue amounted to 62.78 billion rubles (+13%). Despite reduction of physical production volumes in the first 6 months of 2005, NLMK's pre-tax profit grew up to 27.55 billion rubles (+2%). Net profit in the 2nd quarter of 2005 was down by 1,133.4 billion rubles or by 10.3% compared to the net profit of the 1st quarter of 2005. Profit decrease resulted mainly from the decrease in production volume and steel market downslide.

Tax payments by NLMK for the first 6 months of 2005 went up by 19% and amounted to 8.86 billion rubles. In June 2005 average Company's production personnel salary reached 11,975 rubles (+18% to June 2004 level).

See our web-site Section "Facts and Figures", sub-section "Annual reports and presentations" for more details.

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01.08.2005

NLMK is increasing output of high value added products

NLMK has initiated a complex of measures targeted at technical upgrading of cold rolled grain-oriented (GO) steel production which covers the period till 2010. Commissioning of additional capacities will allow the Company to increase output by 20% and to reach monthly production of 12 thousand tonnes of this steel grade.

Construction of a new pickling line, reversing mill, protective coating line, insulation coating line, 16 bell-type furnaces, slitting and coil packaging line, strip laser treatment line has been planned in the course of the upgrading. 5-stand mill and two continuous annealing lines will be reconstructed. More productive equipment will substitute for current welding machines at insulation coating lines.

Since 2003 NLMK has been applying a new production scheme for GO steel which involves converter steel-making, concasting, improved ladle treatment and hot rolling at wide-strip rolling mill. Implementation of a new system coupled with large-scale equipment reconstruction of cold rolling shop has resulted in improvement of steel quality of 0.27-0.3 mm gage and output of 0.23 mm gage steel in production quantities.

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25.07.2005

NLMK's affiliated bank - Lipetskcombank - increases the number of issued plastic cards

Lipetskcombank issued over 74,000 plastic cards as of July 1 current year. Its network has 57 ATMs in Lipetsk, Belgorod and Krasnodar Regions. 209 POS machines has been installed at Lipetsk trade and service businesses.

The bank ATM turnover amounted to approximately 3 billion rubles for the first six months; over 21 million rubles were paid for public utilities and telephone services through ATM-machines.

Credit card services amounted to 520 million rubles. The bank clients paid 75 million rubles for goods and services through POS machines during the last six months.

Lipetskcombank has concluded 88 contracts with Lipetsk Region businesses for wages payments using plastic cards within its "Wages Project"

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22.07.2005

NLMK pre-qualified to bid for Erdemir

The Privatisation Administration of Turkey ("PA") has informed Novolipetsk Steel Corporation ("NLMK") that it has been pre-qualified to participate in the privatisation tender for Eregli Demir ve Celik Fabrikalari AS ("Erdemir"), Turkey's largest steel producer.

NLMK and Erdemir have a long-standing and sustainable business relationship developed through the last decade. Today, Erdemir sources the majority of its semi-finished steel requirements from NLMK.

NLMK views the potential acquisition of a stake in Erdemir as an opportunity to develop its close relationship with the company and augment its exposure to the increasing demand for flat steel products within Turkey's growing industrial sector.

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22.07.2005

NLMK successfully passed quality management system oversight audit

The first oversight audit of the Quality Management System for compliance with the requirements of ISO/TS 16949-2002 international standard (Quality Management Systems - Particular requirements for the application of ISO 9001:2000 for automotive production and relevant service part organizations) has been successfully completed at NLMK.

The audit was performed by the specialists of an independent certification body TUV CERT (Germany) licensed by the International Automotive Task Force (IATF).

Last year, NLMK was the first among Russian steel companies to receive the certificate for compliance of the Quality Management System with the requirements of ISO/TS 16949-2002 international standard. It became an integral part of the Company's development program aimed at improvement of the quality management system, cost reduction, manufacture of new types of products and expanding the range of services to the clients. Development and implementation of ISO/TS 16949 is based on ISO 9001:2000 standard, but its requirements are much stricter. Certification for compliance with this standard is a proof of significant development of NLMK's production capabilities as well as its recognition as a suitable supplier to worldwide automotive industry.

Reference note:
In 1999, NLMK successfully passed certification for compliance with the requirements of ISO 9002 international standard, revision of 1994. In 2002, the Environment Management System of the Company was certified in accordance with ISO 14001 international standard requirements. In 2003, the Quality Management System of NLMK received ISO 9001:2000 certificate. This year, following the audit of the Quality Management and Environment Management Systems Volvo representatives awarded NLMK the highest supplier category "A".

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20.07.2005

NLMK Presented its Environmental Protection Program 2006-2010

A meeting between the Company management with Lipetsk city officials, heads of environmental bodies of Lipetsk Region, and experts from Human Ecology and Environmental Hygiene Research Institute named after A.N. Sysin was held at Novolipetsk Steel.

Interim results of the first stage of NLMK's Reconstruction and Development Program (2000-2005), as well as the new project of the Environmental Protection Program for 2006-2010, were introduced to the participants.

Today NLMK has the best results among Russian steel producers in terms of decreasing the basic facilities' impact on the environment. The Company annually undergoes an independent audit confirming its environmental protection system's compliance with universally recognized ISO 14001. NLMK annually keeps building up its investments into environmental protection activities, which totaled US$ 4.6 million in 2000 and amounted to US$ 25.9 million in 2004.

Implementation of environmental protection measures within the framework of the new project (2006-2010) will allow cutting the Company's gross emissions by 35% and specific emissions by 40% as compared with 2000. As a result of NLMK's water supply and drainage system modernization river water consumption for production purposes will decrease 2 times by 2008 as compared with 2004. This will match the best results in the industry. NLMK's effluents volume will drop 5 times. Implementation of the scheduled measures will allow neutralizing and using almost 100% of the current waste products for the environmental protection purposesand as raw material additives, also itwill give an impetus to the utilization of the previously accumulated wastes.

Having visited NLMK's ecological facilities in operation and under construction the heads of environmental bodies of Lipetsk Region and Research Institute experts recognized high production standards and comprehensive approach to environmental protection problem solving.

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19.07.2005

NLMK is improving its environment monitoring system

An additional control system of converter gas composition has been introduced at NLMK, due to which it is possible to adjust operation of equipment on-line in order to reduce environmental impact. The new project at the cost of 4.5 m rubles is aimed at further improvement of process lines monitoring system in terms of environment, which has been implemented at NLMK since 2003.

The control system is equipped with precision gas analyzers and performs measurements in automatic mode without manual intervention. The software provides for the possibility of archiving the incoming data for further analysis and process optimization.

The Company conducts extensive environmental surveys aimed at obtaining objective data regarding industrial impact on environment. This year NLMK will continue implementation of a state-of-the-art automatic emissions monitoring system at other facilities. In 2005 investments into environment protection measures at NLMK will exceed 1 billion rubles.

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18.07.2005

NLMK has published its annual report 2004

NLMK has published an electronic version of the company's annual report 2004 at its official web-site (www.nlmk.ru).

The full version of the report may be found in the site section "Facts and figures", subsection "Annual reports and presentations".

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06.07.2005

NLMK implements programs for young specialists

NLMK is implementing the system of additional payment to young specialists employed by the Company from higher and secondary technical educational institutions.

Additional payments will be intended for graduates who trained in the Company under students' contracts and who were employed by the Company within three months' period after graduation. Additional payment in the amount of 7 - 17 thousand rubles is made within the first four months of a young specialist's work in the Company.

In the current year NLMK has reserved vacancies for over 500 graduates of various educational institutions. Young employees of NLMK have opportunity to participate in the programs aimed at adaptation to work in the Company, discovery of leadership potential of employees and career development. In particular, the program being implemented named "NLMK's young specialist" will enable the Company to form active and professionally competent reserve of the Company's management.

Further development of staff potential and provision of the Company with highly-qualified personnel will be facilitated by the target program "NLMK's student". It provides for full or partial payment of studies both of the Company's employees and of their children applying to out-of-town higher educational institutions strategically important for NLMK.

NLMK is also involved in team-work with specialized educational institutions. This year a group of senior student rolling specialists of Lipetsk State Technical University (LGTU) have started their training in the Company. Additional training under experimental methods is being carried out in the process areas in the actual operation mode and complies with the requirements of state educational standards on qualification "Master of technics and technology". NLMK's leading specialists, LGTU representatives and representatives of other specialized higher educational institutions act as teachers.

NLMK's management is sure that the innovative educational model will shortly provide the Company with new specialists having good basic training and practical skills. In the current year the Company is planning to enroll LGPU students of majors pertaining to steel-making, energy and transport on a competitive basis.

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04.07.2005

NLMK will expand the slag treatment volumes

NLMK started construction of grinding and screening complex with the capacity of 700 thousand tons of blast-furnace slag per year thus allowing to increase the amount of fractional crushed stone by 40%. The products meeting all the necessary standards can be widely used in house-building and road construction.

The grinder incorporated in the complex grinds slag down to the necessary fractions. The finished products will be shipped to the consumers directly from the line without additional transportation.

The new complex is designed by the Company specialists, part of the equipment is manufactured at the plant. The project value is 100 million rubles. Its implementation will end in 2005. The investment return period is expected to be 3 years at the most.

FOR REFERENCE:
In 2005 special testing of the leading R&D Russian institute in the road construction field, unitary enterprise "SoyuzdorNII" confirmed compliance of NLMK's steel slag with the necessary requirements applied to the materials used during construction of federal roads. This year the Company is planning to sell 1 million tons of steel slag to the consumers.

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01.07.2005

NLMK Has Successfully Undergone Quality Management System Audits

One more time NLMK has confirmed Company's quality management system conformity with the requirements of the international standard ISO 9001:2000. Re-certification of quality management system of hot rolled stock production for its compliance with the EU requirements (Directive 97/23/EG) was carried out successfully.

In the course of audits, the representatives of TUV CERT (Germany) certification center studied NLMK's quality management system and the operation of primary shops in detail, and carried out a test of a lot of output product.

For information:
Quality management system conforming to the requirements of the international standards ISO 9000 has been working at NLMK since 1999. In 2002, the Company was one of the first in the industry to get the certificate of conformance to the requirements of the international ecological standard ISO-14001:1996 for its environment management system. In 2004, NLMK was the first to undergo the certification for compliance of its quality management system with the international standard ISO/TS 16949:2002 determining the requirements for automotive industry suppliers. Today NLMK's products have certificates of such certification centers as TUV CERT (Germany), Bureau Veritas (France), Lloyd's Register (Great Britain), American Bureau of Shipping (the USA), Det Norske Veritas (Norway), Russian Marine Shipping Register and others.

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30.06.2005

In 2005 the wages of NLMK employees will rise by more than 20 %

Average monthly salary of NLMK employees upon the results of 2005 will be more than 12500 rubles. It is more than 20 % higher than the level of 2004 and by 9-10% exceeds the anticipate inflation rate in the country.

Upon the results of the first six months of this year the management decided to pay to NLMK employees a lump sum bonus in the amount of 30 % of average monthly earnings. For this purpose 160 million rubles are additionally reserved in the budget supply.

Increasing wages level of NLMK personnel directly related to switch-over to a different system of labor remuneration and motivation. It envisages initial 10 % growth of workers' monthly wages, as well as significant increase of the sizes of tariffs and official salaries. After consideration of the results of the second quarter the specialists and managers of the Company, who switched over to a new system of labor remuneration, will already get quarterly bonus which accounts for individual results of work.

Incentive of the employees is also promoted within the framework of tutorship system, which have already spread over several hundreds of employees ready to hand over their expertise and experience to the new generation. Each year the Company arranges for more than 30 different professional mastership competitions, where winners gain prizes 20 to 50 thousand rubles.

The Company realizes the program that envisages complete or partial payment for getting higher education both by the employees of the Company and by their children. Among the Company's plans is realization of "Young Specialist" program, whose aim is to reveal the most talented graduates from those, who came to the Company. Upon the results of the Program they will be offered high wages and possibility to improve their living conditions.

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29.06.2005

RECEIVED
2006 AUG 22 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Winners of Inventors and Innovators Contest Were Determined at NLMK

Seventeen best inventors and innovators among Company's specialists were chosen at Novolipetsk Steel.

The winners of the contest were selected by the jury according to the quantity of proposals given and expected affordability from introduction. Furthermore, in the nomination of "The Best Instructor for Young Innovators" electrician of BOF Shop No. 2 Oleg Umantsev, deputy head of Water Supply Shop Viktor Kulikov, electro-gas welder of Waste Treatment Shop Vassily Korostelev were voted the best. In the nomination "The Youngest Innovator" 23-year old metalworker of Cold Rolling Shop No.5 Sergey Pikalov was awarded. The day before the Inventor and Innovator's Day diplomas and cash bonuses were presented to the contest winners.

From the beginning of the current year, about 1200 people took part in invention and innovation activity at NLMK including over 200 of young employees. Applications were submitted for 1400 technical innovations; 15 applications were submitted for prospective inventions, and 4 applications were for practical devices. Two inventions and 1247 technical innovations were applied in industry. Six patens for inventions and six favorable patent decisions were obtained. Authors' works are aimed at product improving, optimization of processing and equipment operation, reduction of plant's environmental impact.

In 2004 the Company's economic effect due to the use of inventions, efficient devices and technical innovations constituted about 177 million rubles. About 33 million rubles were paid out to the authors as remuneration.

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09.06.2005

Four independent managers were elected to the list of the Board of the Directors

During the annual stockholders meeting, which took place on May 20, NLMK elected new composition of the Company Board of the Directors, which is formed by: Bagrin O.V., Gagarin N.A., Gindin D.A., Kiselyov O.V., Lisin V.S., Lyakishev N.P., Reynolds R.N., Skorohodov V.N., Fyodorov I.P..

Thus, four independent managers are elected to the Board of the Directors of NLMK: Dmitry Gindin, Oleg Kiselyov, Nicolai Lyakishev and Randolf Reynolds.

Gindin Dmitry Aronovich was born in 1946. In 1970 he graduated from Moscow Steel and Alloys Institute. Today he is the General Manager of JSC "Moscow Factory "Sapfir"" (since 2000), the President of Association Factory-Farm Corporation "Stoylenskaya Niva" (since 2004), the Vice-President of LLC " Managing company "UNIKOR"" (since 2005).

Kiselyov Oleg Vladimirovich was born in 1953. In 1979 graduated from Moscow Steel and Alloys Institute. Since 2001 up to now he is the Manager of LLC "Mosexpo-Metall". In 2002-2004 he was the General Manager of JSC "Shestoy Telecanal" and the General Manager of NP "Media-Socium". Since January 2004 he is the President of the Investment Group "Renaissance Capital".

Lyakishev Nicolai Pavlovich was born in 1929. In 1954 he graduated from Moscow Steel and Alloy Institute. From 1954 till 1987 he worked in Bardin's Central Research Institute of Ferrous Metallurgy (1977-1987 - the Director of the Scientific Research Institute). Since 1987 up to now he works in Baikov's Institute of Metallurgy and Materials Science of the Russian Academy of Sciences (until the year 2004 - the director - then - the research manager of the institute). Doctor of Technical Science (1975), professor (1979), full member (academic) of Russian Academy of Sciences (1987), Foreign Member of Engineering Academy of Science in China and of national Academy of science in Ukraine.

Randolf N. Reynolds was born in 1941 in Louisville (USA). He worked in Reynolds Metals Company (Louisville town, USA) from 1969 till 2000, when the company joined Alcoa Inc. The last posts are Executive Vice-president in international business, Vice Chairman of the Board of the Directors. He was the member of the Board of the Directors of First Union National Bank, Co-chairman of Russian Interregional Social Organization "Dostigenia Molodih". In the present time he is the Manager of Industrial Advisors Services, Inc. (Richmond, USA), Member of the Management of Red Cross Department, Richmond, USA.

According to the results of NLMK work for the financial year General annual stockholders' meeting can make a decision about the payment of bonus at the rate of up to 0,1% of net profit of the Company for the accounting period, determined by the generally accepted in the USA principals of business accounting (US GAAP), to each member of the Board of the Directors, on the basis of profit and loss statement and the order of profit, approved by the annual NLMK shareholder's meeting of the annual report.

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07.06.2005

NLMK has summed up five months performance

Upon preliminary information in the period January - May 2005 Novolipetsk Steel produced 3.27 mln. tons of pig iron (-14,1% to similar period of 2004), 3.47 mln. tons of crude steel (- 10%), 3.27 mln. tons of rolled stock (-9,8%), 5.28 mln. tons of sinter (-9,1%), and 1.62 mln. tons of coke (- 11,7%).

Decrease in production for 5 months of 2005 as compared to a corresponding period of 2004 was caused by deterioration of global steel market conditions due to increase of inventories and low business activity in main steel-consuming world regions.

Within the period of low market demand NLMK implemented scheduled capital repairs and upgrading of some production facilities in frame of the Technical Upgrading Program.

At present reconstruction of coke batteries 1 and 2, Hot dip galvanizing line and Continuous pickling line in Cold Rolling Shop 4 is under way. Capital repair at sinter plant as well as repair of two BOFs in BOF shops have been already completed.

Capital repair of BF 5 has been finished. Due to changes of steel market conditions the Company's Management has made a decision to postpone commissioning of this production facility from June to a later time.

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01.06.2005

NLMK HAS PRODUCED THE MILLIONTH TON OF PREPAINTED ROLLED STOCK

NLMK has produced the millionth ton of prepainted rolled stock, which is widely used for manufacturing of building structures, facade facing, wall panels, roofs, as well as household appliances face parts.

Nowadays the Company's output of prepainted rolled stock constitutes 56% of all-Russia output, NLMK's share in the prepainted rolled stock domestic market amounts to 36%. Since the prepainted rolled stock production implementation (1991), its output volume has increased by 47 times.

In 2004 NLMK commissioned the second Colour Coating Line for cold-rolled stock, its capacity is 200 thousand tons per year. Last year the Company sold 223 thousand tons of steel to consumers. More than 70% of the produced prepainted rolled stock was sold in the domestic market. In 2005 the export of this product grew by 14%.

For further downstream products sales development NLMK has introduced new types of prepainted steel products, which are characterized by higher corrosion resistance, chemical and thermal stability. NLMK's steel products with BASF (Germany) and Akzo Nobel (Sweden) colour coating have been certified by TUV CERT auditing body for compliance to European standard DIN EN 10169-1, as well as audited on the yearly basis by Gosstroy of Russia.

In 2005 the Company plans to produce 285 thousand tons of galvanized rolled stock with prepainting (polymer, paints and varnishes).

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31.05.2005

NLMK has won the auction on the developement of coal area in Kuznetsk Basin

NLMK became the winner of the auction gaining the right to develop the lot "Zhernovski-1" of Zhirnovsk coal-field (Kemerov region). The development of this area will be one more large-scale project aimed at the realization of the Company's strategy of the raw material self-sufficiency.

Coking coal supply in the "Zhernovski-1" area (grade GZHO, GZH, ZH) amounts to about 240mln tons according to the preliminary estimate. Under the terms of the auction, the winner will have to build the first stage of the mining plant with the facility of 1,5 mln tons of coal per year during the period of 10,5 years after the license registration, and then the second stage with the facility of not less than 3 mln tons per year. After reaching the full capacity the production volume will be more than 5 mln tons per year.

The auction winner will get the license of the lot development right for the period of 20 years with a more precise time definition after preparing the technical project of the area development.

For information:

NLMK annual demand in coal concentrate amounts to about 5,9 mln tons. Today the Company buys it in Kuznetsk, Vorkuta and Uzhno-Yakut coal-field.

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26.05.2005

NLMK annual shareholders meeting

Annual shareholders' meeting of OJSC "Novolipetsk Iron and Steel Corporation" has taken place. In the course of the meeting the Company's Annual Report for the year 2004, annual accounting report, profit and loss report and profit distribution including dividends payment in accordance with financial results were approved.

The shareholders elected members of the Company's Board of Directors, Auditing Committee members and Director General, approved the Company's auditor and a new revision of the Regulations on Remuneration to Board of Directors' members.

The newly-voted-for members of NLMK Board of Directors are: Bagrin O. V., Gagarin N. A., Gindin D. A., Kiselev O. V., Lisin V. S., Lyakishev N. P., Randolph Reynolds, Skorokhodov V. N., Fedorov I. P.

V. P. Nastich was elected NLMK's Director General.

The approved Company's auditor for the year 2005 is ZAO "PriceWaterHouseCoopersAudit". By the shareholders' decision this company was also charged with the audit of financial reporting in accordance with generally accepted USA accounting principles (US GAAP).

In accordance with outcome of 2004 the decision on payment of dividends on issued common stock in cash in the amount of 1,8 rubles per one common share was made. Taking into account paid intermediary dividends for 9 months of the year 2004 in the amount of 1 ruble per one common share it was decided to pay additional 0,8 rubles per one common share. The payment will be effected before August 18, 2005.

According to Russian accounting standards NLMK's revenue in 2004 amounted to 126,18 billion rubles, net profit - 49,85 billion rubles. Complete data on the financial reporting will be given on web-site www.nlmk.ru.

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23.05.2005

NLMK sums up outcome of 2004 in accordance with international standards

According to financial indicators calculated in compliance with American financial reporting standards US GAAP the Company's revenue amounted to 4,538 billion USD which is by 84% higher than the similar figure for the year 2003.

Gross profit has increased by 2,4 times to 2,406 billion USD. Net profit has reached 1,772 billion USD (growth by 2,7 times).

Due to the fact that the Company has not used loans and credits NLMK's net profit is the main source of the assets growth which by the end of 2004 amounted to 5,165 USD (+67%).

Main profit growth factors were product price increase and production volume growth.

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18.05.2005

NLMK Has Refurbished Cold Rolling Mill Control System

New control system of NLMK's Cold Rolling Mill promotes the strip treatment quality enhancement due to higher adjustment accuracy and rolling process stability.

The state-of-the art imported equipment includes the mill drives control system as well as software. It guarantees high gage and flatness control accuracy along the strip length. The data received by the control panel is automatically logged by software for further adjustment of technological units operation.

The new investment project in the value of USD 20 mln has been implemented within framework of NLMK's Technical Revamping Program. The estimated volume of the Company's investments in production revamping for years 2000-2005 will exceed USD 1,3 billion.

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17.05.2005

NLMK Has Modernized Sintering Production

NLMK has completed overhaul of sintering machine No. 4 (with sinter production capacity exceeding 3 mln tpy) at the Sintering Production. Its revamping will enable the Company to increase the yearly sinter production by 50 thou t and enhance ecological safety of the plant.

During the overhaul power equipment was replaced, a new powder-gas emissions treatment system, which decreases the plant environmental impact by 3%, was installed.

The total overhaul costs have amounted to 73 mln rubles. The greater part of equipment and spare parts was manufactured by NLMK's Repair Shop specialists.

The project has been implemented within framework of NLMK's Technical Revamping Program launched in 2000. The estimated total volume of investments at the first stage of the Program (2000-2005) will exceed USD 1,3 billion. It is planned to revamp one more sintering machine at the Sintering production.

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16.05.2005

NLMK Revamps Cold Rolling Production

In 2006 NLMK will introduce the new hot rolled coils winding equipment in the Cold Rolling Production, it will promote product mix expansion and quality improvement.

Three new hydraulic coilers with auxiliary equipment will be installed in the hot rolling mill for high strength steel coils winding with thickness 20 mm and width ranging from 900 to 1850 mm.

The equipment price has amounted to EUR 26 mln. The project is being implemented within framework of NLMK's Technical Revamping Program launched in 2000. The estimated total volume of investments at the first stage of the Program (2000-2005) will exceed USD 1,3 billion.

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26.04.2005

NLMK improves quality of colour-coated steel

Novolipetsk Iron and Steel Corporation is the first in Russia to produce ferrous products with new types of polymeric coatings having improved quality characteristics.

NLMK rolled products with polyurethane and PVDF (polyvinyliden fluoride) coatings have a greater corrosion, chemical and thermal resistance. All this allows to increase their life time by 1,5-3 times as compared to conventional colour-coatings and expand their industrial application fields.

At present NLMK produces rolled stock with colour-coatings of four main types. During the last few years the Company developed a number of new specialized polyester coatings for application on ferrous products used in construction and home appliances production.

Steel produced by NLMK with colour-coatings by BASF (Germany) and Akzo Nobel (Sweden) is certified by auditing authority TUV CERT as to its compliance with the European standard DIN EN 10169-1. From 1998 NLMK colour-coated rolled stock undergoes annual audit by Gosstroy Russia.

For reference: NLMK - the largest in Russia producer of colour-coated rolled stock (the Company's share at the domestic market is over 50%). In 2004 the Company sold 223 thousand tons of such ferrous products, which is 25% more than the figure for the previous year. Russian consumers were shipped more than 70% of all the colour-coated rolled products output. In 2004 export deliveries of these products by NLMK grew by 14%.

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12.04.2005

NLMK continues to implement resource-saving technologies in the refractory production

The Company began to reconstruct a limekiln with the capacity 400 tons per hour in the Refractory Shop. This reconstruction will increase its capacity by 16% and reduce the impact of the plant upon the environment.

The modernized limekiln's fuel rate will be decreased by 13%, which will enable the Company to save more than 3,8 million m3 of natural gas annually. It will be the fourth plant in the mill with the advanced resource-saving technology of saw material preheating.

The reconstruction will take 40 days. The project in the value of 10,6 million rubles is being implemented in the framework of NLMK's Technical Revamping Program, the total investments volume on the first stage (2000-2005) has exceeded USD 1.3 billion.

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07.04.2005

NLMK has implemented a new environmental project

NLMK has completed the implementation of the environmental project that will enable the plant to reduce the effect of the iron-containing industrial waste water upon the river Voronezh. According to the new technology, up to 200 m3 per hour of wastewater contaminated with iron salts is treated with the help of special reagents. After that the water will be used again in the technological cycle.

Being the biggest water consuming enterprise in the region, NLMK continues implementing water-protective structures in the framework of NLMK's Technical Revamping Program, the total investments volume on the first stage (2000-2005) has exceeded USD 1.3 billion. Due to these measures, the river water consumption and treated wastewater discharge in the Voronezh river have decreased by 20% since 2000.

In order to further reduce the effect upon the river, the Company begins to implement the large-scale program of water-supply and drainage system reconstruction. It will enable the Company to reduce treated wastewater discharge by 5 times and river water consumption by 2 times by 2007 (as compared to 2003). This year NLMK will continue introduction of advanced water treatment technologies in the integral sewage disposal plants of the plant and Lipetsk, the Company will also take a complex of water-protective measures in a number of shops.

This year the Company plans to invest about USD 36 million in the implementation of environmental projects. The total volume of investments in the different nature-conservative measures has amounted to USD 70 million.

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01.04.2005

NLMK Is Modernizing Blast Furnace Production

Overhaul and modernization of blast furnace 5 has been launched at NLMK, it will help to improve production quality and make the line one of the safest for the environment in Europe. The blast furnace has the second highest output at NLMK (more than 2,7 million tons per year).

Refractory lining and cooling equipment will be replaced completely and blast furnace shell will be replaced partially. New hydraulic equipment will be introduced in order to optimize iron tapping. A new automatic control system will be used to control production process with modernized equipment.

Cast house will be also modernized during the overhaul.

During repair period reconstruction of aspiration system (gas cleaning) of cast house will be completed. Installation of high-efficiency electrofilter and automatic control system will allow to improve work conditions and decrease impact on environment. Due to adoption of new technologies gas cleaning system will be 1,5-2 times more effective, and furnace tapping will have minimum impact on environment.

Project implementation will cost around 46 million dollars and will take 2,5 months. It will be carried out in the framework of NLMK technical revamping and development program. Total amount of investment for the first stage (2000-2005) is more than 1,3 billion dollars. The Company has already invested 935 billion dollars since 2000. This year it is planned to invest over 400 million dollars.

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25.03.2005

The shooting complex of the "Lipetsk metallurg" sports club is to host the cup of club teams

On 25 - 27 March a sporting - compact cup of club teams is to take place in the "Lipetsk metallurg" sports complex in Lipetsk. The all-Russian competition is to be held by the Russian Shooting Union, the National Sporting Federation and the "Lipetsk metallurg" sports club.

The tournament in which more than 140 sportsmen and 20 teams are to take part is to open the all-Russian calendar of sporting competitions for the year of 2005. Within the 2 days the shooters are to beat 200 targets each at 8 grounds.

For the new season new shooting grounds have been equipped at the sports club's shooting range and modern equipment for target-launching has been bought, which will allow to diversify the programme of the competition as much as possible.

The modernization of the shooting complex of the "Lipetsk metallurg" sports club is to continue in 2005 and it is to become one of the biggest in Russia. New grounds for sporting and classic shooting as well as a well equipped recreation zone are to be built.

NOTE:
Sporting - compact is one of the kinds of sports-hunting shooting united by the term "sporting". 25-target shooting takes place at bordered grounds or at standard grounds of round and trench stands or at grounds of similar sizes. The maximum distance from the target is 35m.

The programme of the competition:
The opening ceremony - 6.30 p.m. 25 March;
The first day of the competition (100 targets) - 10.00 a.m. - 5.00 p.m. 26 March;
The second day of the competition (100 targets) - 10.00 a.m. - 5.00 p.m. 27 March;
The closing ceremony and the rewarding of the winners - 6 p.m. 27 March

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23.03.2005

NLMK subsidiary - Stoylensky GOK has summed up the results of its work in February

In January - February 2005 152 thousand tons of shipping ore was processed , 1,73 mln. tons of concentrate was worked out. 1,74 mln. tons of concentrate and 219,5 thousand tons of sintering ore has been loaded to consumers.

The gain from the sale of the commodity output for the 2 months is 2,75 billion rubles, which is 2,4 times more than the analogous figures of the last year. The gain before taxation has increased by 7 times and is 1,9 billion rubles.

Tax payments to the budgets of all levels and off-budget funds for January -February 2005 have increased by almost 3 times and have exceeded 700 mln.rubles.

In February the average salary at the Stoylensky GOK was 14,2 thousand rubles

21.03.2005

NLMK Continues By-product Coke Shop Reconstruction

Coke-oven battery No.2 with capacity of 455 thousand ton of coke per year at By-product Coke Shop was stopped for reconstruction. The upgrade of the facility will ensure its reliable and accident-free operation increasing the capacity up to 460 thousand ton per year and decreasing environmental pollution 3 times.

Coke-oven battery will be the fourth in By-product Coke Shop of NLMK to use modern technologies of dust-free coke pushing when 99% of hazardous emissions are trapped. Since the beginning of the technical reequipment program in 2000 coke-oven batteries No. 5 and 6 have been completely rebuilt. Today they are among the most environmentally friendly ones in Russia. The reconstruction of coke-oven battery No.1 and by-product block will be completed current year.

Coke-oven battery No.2 reconstruction project investments will amount to 45 million dollars. The reconstruction of the next facility will be completed in September 2006.

The total company investments into NLMK complex technical reequipment program exceed 935 million dollars. NLMK plans to invest over 1,3 billion dollars into financing the first stage of the program scheduled for 2000-2005.

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16.03.2005

NLMK Reviews February Work Results

In January and February NLMK produced 1,44 million ton of pig iron (-7% as compared to the same period last year); 1,47 million ton of steel (-3%); 1,38% million ton of finished steel (-3%); 2,26 million ton of agglomerate (-0,8%); and 645 thousand ton of coke (-11%)

Commodity output was to the amount of 22,33 billion rubles exceeding the 2004 similar period index by 47%. Sales proceeds (products, jobs and services) amount to 21,89 billion rubles (+45%). Before-tax profit increased to 9,58 billion rubles (+62%).

NLMK 2 months tax payments to the budgets of all levels increased 1,9 times and amounted to approximately 2 billion rubles. Company industrial personnel average wage in February was 9950 rubles (+17% as compared to February 2004).

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14.03.2005

NLMK implements a new labor incentive system

Starting from May in some NLMK's divisions a new labor incentive system providing for a significant increase in the fixed part of the personnel's salary was implemented. It is aimed at increasing motivation of the Company's employees, rewarding of high-skilled personnel and attraction of young people. On average, wage categories of the Company's employees will increase by 76%, and allowance for harmful labor conditions - by 60%. The most qualified workers will get high quarterly and yearly bonuses. For the management, specialists and service personnel the rates scale will be replaced by a system of official salaries, fixing the minimum possible salary. The material incentive of management and specialists will depend both on the current results of their work and the results of annual attestation. At present the new payment system covers more than 2.2 thousand of production personnel and by the end of the year will cover all the Company's employees. From this year on allowances and bonuses for training young personnel will be paid. According to NLMK's Director for Personnel and Common Issues, Serguey Melnik, all these measures will increase material incentive, get the personnel interested in the results of their work and stimulate their professional growth. NOTE: NLMK's policy of social partnership repeatedly received a high evaluation at a regional and federal level. The Company won the all-Russian contest "Russian organization of a high social efficiency" three times. At the beginning of this year NLMK reconfirmed its reputation as a socially responsible employer, having won a regional contest of the best enterprises (in nomination "Remuneration of labor and social payments).

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10.03.2005

NLMK plans to increase investments in environment protection projects up to 1 billion rubles in 2005

NLMK plans to implement more than 30 environment protection measures this year for the total amount of over 1 bln. rubles, due to which total emissions will decrease by almost 7 thousand tons per year. This favorable environmental effect will be achieved due to resource-saving and low-waste technologies implemented in the course of Stage I of Technical Upgrading Program (2000-2005) with the total capex exceeding USD 1.3 billion.

In order to decrease emissions, the air cleaning systems in the sinter plant, BF and refractory shops will be upgraded. State-of-the-art environment-friendly plants will be started, such as reheating furnace No.4 in Hot Rolling Shop and coke battery No.1.

Due to revamping of wastes processing facilities as early as in 2006 the Company will be able to neutralize them almost completely (up to 99.5%) and reuse them in the technological process. This will be supported by start-up of a state-of-the-art industrial wastes combustion plant as well as an increase in capacity of BF and coke-plant sludge processing unit.

This year NLMK will start implementing a large-scale revamping program of its water supply and drainage systems. As early as in 2007 it will result in fivefold (against 2003) reduction of purified effluents discharge into the Voronezh River and almost twofold reduction of river water intake. For the purpose of further reduction of the Company's impact on the river NLMK plans to implement several water protection measures at cogeneration plant and cold rolling production. The joint sewage treatment facilities of NLMK and the city of Lipetsk will be further upgraded. Several new water purification facilities will be built, including UV water disinfection plant.

NOTE:
NLMK increases its investments into environment protection measures. In 2000 they amounted to USD 4.6 mln, and in 2004 - USD 25.9 mln. As of now, capex into NLMK's Technical Upgrading Program exceeded USD 935 mln, of which more than USD 70 mln were invested into environmental projects. Within the period from 2000 to 2005 the investments into environment protection measures are expected to exceed USD 90 million.

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09.03.2005

NLMK has paid interim dividends

NLMK has completed paying out dividends by the results of nine months of 2004 under the placed common shares of the Company. Payments have been effected in cash in the amount of 1 (one) ruble per common share. Payment of interim dividends is in line with the Company's strategic goals and confirms conformity of NLMK's corporate governance policy to the best international standards, as well as contributes to attraction of investments. As of March 3, 2005 the payments under the Company's common shares amounted to RR 5 875 718 864.

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04.03.2005

NLMK's women employees will get presents for the International Women's Day (March 8)

On the threshold of Women's Day 25 best women employees will be given the status of NLMK's labor veterans, 100 women will be given honorary diplomas, and all those who excelled in their work will get monetary remunerations in addition to awards. Besides, almost 15 000 women working for NLMK will get bonuses timed to the Women's Day, including those, who are on a maternity leave. The Company management allocated about 7 mln rubles for rewarding its women employees. Traditionally NLMK's women will be congratulated by the Company management, representatives of Lipetsk administration and municipal deputies' council. On March 7 on the stage of Lipetsk Drama Theater a concert for NLMK's women employees and labor veterans will take place, where singers from Moscow Musical Comedy and "XXI" orchestra under the conductor Pavel Ovsyannikov will participate. NOTE: At present women make 36% of the total number of NLMK's personnel, many of them have executive positions. NLMK's women are provided with social guarantees, exceeding the norms of federal labor legislation. In particular pregnant women are given on demand a leave before the actual maternity leave paid for in the amount of current rate or salary considering the salary increase. Women on a child rearing leave are paid monthly compensations in the amount of minimum remuneration of labor in the Russian Federation.

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02.03.2005

In 2005 NLMK to increase investments into technical upgrading of its production facilities

NLMK plans to invest over USD 400 mln into upgrading and development of production facilities at all stages of steel-making process.

Coke plant will complete reconstruction of its coke battery with the capacity of 460 000 t/y. The new equipment as well as upgrading of raw material charging technology, coke discharge and quenching processes will triply reduce environmental impact by the battery.

The Company will complete overhaul of the second biggest in terms of capacity Blast Furnace No.5 (up to 2.8 mln t of hot metal per year) along with reconstruction of casthouse aspiration system. Highly efficient precipitators and automatic control system will make the furnace one of the most environmentally safe in Europe.

Within the steel-making sector two new hot metal desulfurization units will be installed with the total capacity of 3.8 mln tons per year. Due to this the Company will produce up to 7 mln tons of low-sulfur hot metal annually and increase its production of steel with improved properties.

At NLMK's Cold Rolling Production a new automatic control system for the cold rolling mill has been implemented. Construction of the 3rd hot-dip galvanizing line with the capacity of 340 000 t/y will be completed. Due to the possibilities of equipment NLMK will be the first among the CIS companies to produce galvanized hot-rolled pickled strip with gages from 1.5 to 4.0 mm.

Starting from early 2000 the Company's investments into the comprehensive technical upgrading program exceeded USD 935 mln. In total NLMK plans to invest more than 1.3 bln dollars into the first stage of program 2000 - 2005.

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28.02.2005

Expansion of NLMK's products application range

NLMK hosted a business seminar, where more than 20 engineering and road-constructional companies of the Central Federal District participated. The seminar participants discussed the possibility of using NLMK's steel-making slag in the construction of local and federal roads. Special tests conducted by the leading R&D institute in Russia in the field of road building FGUP "SoyuzdorNII" confirmed conformance of NLMK's steel-making slag to all the necessary requirements to the materials used for federal road building. At the same time this product of NLMK's is less expensive than other road-building materials. In 2005 NLMK plans to sell 1 mln tons of steel-making slags to the consumers. NOTE: Steel-making slags are a by-product of steel-making process, used for manufacture of asphalt and other road-building materials. NLMK is the largest producer of crushed rock from steel-making slags: 1.86 mln. tons of crushed rock were produced in 2004, of which 876 thousand tons were shipped to the consumers in Russia and Belorus. 95% of NLMK's production and consumption wastes are neutralized and processed for further use in internal technological processes, for land restoration and supply to other consumers. The Company's specialists have implemented lately unique processes for safe processing of slags and sludges, oily wastes and electrical machinery containing ultratoxic compounds - sovol and sovtol.

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24.02.2005

Stoylensky GOK successfully starts 2005

In January 86 thousand tons of high grade ore was processed, and 915 thousand tons of concentrate was produced. Stoylensky shipped to its customers 923 thousand tons of concentrate and 118 thousand tons of sintering ore. The proceeds from commodity products sales amounted to RR 1.4 bln, which is 2.4 times higher than last year. Sales profit increased by 4.8 times and amounted to RR 940 mln. The Company invested about 60 mln rubles into upgrading and revamping of facilities within the frames of technical upgrading program. Tax payments to the budgets of all levels and off-budget funds made RR 327 mln in January 2005, which is 2.3 times higher than last year.

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22.02.2005

NLMK Helps Motherland Defenders

In the run up to the Motherland Defender Day NLMK management decided to give moneyed assistance to unemployed male veterans of the company.

At present around 150 young NLMK workers are serving the armed forces of Russia. Each of them is guaranteed employment at NLMK upon his return, as well as moneyed assistance and availability of loans on concessionary terms. NLMK rehired 113 workers after their military service; all in all NLMK hired over 400 former servicemen.

Since 2001 NLMK subsidiary - insurance company "Shans" - has been providing additional insurance coverage of up to 45 000 rubles for each draftee worker besides mandatory military insurance, envisaged by RF law.

According to Sergey Melnik, company's Director for Personnel and General Issues, it has been a tradition for NLMK to provide comprehensive help to servicemen. In the past year NLMK charity fund "Miloserdiye" provided the funds for sanatorium and resort treatment of Lipetsk air-base servicemen families. Together with Soldier Mother Committee our company Labor Union Committee repeatedly organized food and clothing drives, provided help and support to servicemen in military hospitals.

21.02.2005

NLMK's products were highly evaluated by the customers

"Rostselmach Plant" awarded NLMK with an Honorable Diploma in 2004 for the high quality of its products. Among more than 100 suppliers of the largest manufacturer of agricultural machinery in Russia NLMK was named the only company, whose products fully conform to high requirements of machinery producers. At the ceremony of diploma awarding "Rostselmach" management noted on NLMK's reliability as a partner fully performing all the contractual obligations. The Company's technical facilities provide for the possibility to produce high-quality metal products, certified and conforming to the requirements of international standards. The Company's activity in the quality control area is supported by the certificate of conformance to International Standard ISO 9001:2000 according to the results of certification audit TUV CERT (Germany). In 2004 NLMK shipped to "Rostselmach" approx. 34 thousand tons of steel products having covered 75% of its demand in hot-rolled steel and 80% - in cold-rolled steel.

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18.02.2005

NLMK sums up January results

In January 2005 NLMK produced commodity goods for the amount of RR 11.68 bln, which is 51% higher against this period last year. NLMK produced 769 thousand tons of iron (-3%), 784 thousand tons of steel (-0,5%), 725 thousand tons of finished rolled products (-2%), 1,2 mln tons of sinter (+2%) and 344 thousand tons of coke (-8%). Favorable conditions in the steel market provided for improvement of NLMK's economic performance compared to last January. The Company's proceeds from sales of products (works, services) amounted to RR 11.31 bln (+50%). Earnings before taxes amounted to RR 5.02 bln. Due to this NLMK doubled the volume of tax payments to the budgets of all levels up to RR 573 mln. The average wages of the Company's manufacturing personnel reached 11.2 thousand rubles in January (+20% against January 2004).

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16.02.2005

NLMK's subsidiary bank - "Lipetskkombank" - increases credit portfolio

The income of JSC "Lipetskkombank" in January 2005 amounted to RR 17.7 mln, which is 8 times more than last year. Balance currency exceeded RR 10 bln (growth by 2.5 times), and the bank's credit portfolio increased by 20% in January and amounted to RR 5.7 bln. The bank continues the policy of active attraction of the population's savings: a new type of deposits for natural persons was introduced, which is characterized by a longer period and higher interest rates. The volume of bank deposits in January 2005 reached RR 2.4 bln (3.5 times more against last year). The bank further develops the system of cashless payments using plastic cards, which give their owners a possibility to pay for public utilities, cable TV and communication services via cash machines. At present 48 cash machines of "Lipetskkombank" are operating in the Lipetsk region. In February a new branch of "Lipetskkombank" was opened in Stary Oskol in Belgorod region, and NLMK's subsidiary "Stoylensky GOK" (mining company) became its first corporate client. Within the frames of wage project more than 6 thousand plastic cards were issued, which will be serviced by the city cash machines.

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14.02.2005

Volvo named NLMK one of the best suppliers

Auditors of Volvo Group from Sweden visited NLMK, to audit functioning of NLMK's quality assurance and environment management systems. In the course of audit they were informed of production route, quality, and environmental safety of steel products supplied to the EC countries.

Volvo representatives visited steel-making and rolling facilities and were informed about environmental control measures at the stage of steel-making raw materials preparation. By the audit results Swedish experts recognized full conformity of quality and environment management systems current at NLMK to the strict requirements of international standards and European market. In accordance with Volvo's practice of its suppliers evaluation NLMK was assigned the highest supplier category - category "A".

NLMK's policy is aimed at further development of supplies of products conforming to the international quality, reliability and environmental safety standards. This is supported by the Company's certificates of conformance to the acknowledged world standards ISO 9001:2000, ISO/TS 16949:2002 and ISO 14001: 1996.

Last year NLMK exported its products to more than 70 countries of the world. The Company's exports amounted to 7 mln. tons or 70% of total sales. 29% of all export sales were directed to European Union countries.

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11.02.2005

NLMK Improves Employee Working Conditions

In 2004 over 11000 saplings and shrubs were planted, 1600 m2 of lawns and flowerbeds were laid out, 60000 m2 of roads and 3800 m2 of sidewalks were repaired in the territory of NLMK. Injuries index dropped 2 times compared to that in 2000. The company completed a full assessment of work places in all production shops. A new Personnel Working Conditions Improvement, Industrial Injuries Level and Sickness Rate Decrease program is being designed.

During the current year new technologies allowing to significantly improve the personnel working conditions will be implemented being in the framework of the company technical reequipment and development program with total investments amounting to 1,4 billion dollars. A thermal dust and gas emissions treatment facility for pitch coke furnaces will be installed in By-product Coke Production Shop. Dust treatment facilities will operate at charge material preparation section of Basic Oxygen Furnace Shop, major reconstruction of blast furnace No.5 foundry aspiration system will be competed in blast furnace production shop.

During 2005 lighting system will be repaired in all main facilities, in some shops heating and ventilation will be improved. Repair of shop first-aid posts, canteens, showers, sidewalks, facades and planting of trees will continue.

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10.02.2005

Information message

Ivan Vasilyevich Frantsenyuk, President of NLMK, suddenly passed away at the age of 78 on February 9, current year.

The civil funeral rites are to be held on February 11, 9:00 a.m. at NLMK Palace of Culture. The burial will take place on February 11, 1:00 p.m. at the Lipetsk city cemetery (Tube Mill district).

For your information:

Ivan Vasilyevich Frantsenyuk was born on December 1, 1927 in Khmelnitskaya Oblast. He graduated from Zhdanovskiy Metallurgical Institute in 1951. 1951-1954 he was a technologist of Chief metallurgist department at Voronezh Works named after Kalinin. He started his career with Novolipetsk Iron and Steel Works in position of a Rolling Production Shop shift in charge in 1954. 1955-1956 he spent working for Magnitigorsk Metallurgical Works. In 1956 he returned to Novolipetsk Iron and Steel Works working his way from Rolling Production Shop shift in charge to chief engineer of the corporation. In 1978 he was appointed NLMK director, in 1992 he was elected Novolipetsk Iron and Steel Corporation Director General and NLMK President in 2004.

He was a Doctor of technical sciences and was the author of approximately 200 scientific works, 12 books and more than 180 certificates and patents for inventions in the field of ferrous metals production, metallurgical production automation and mechanization. He was a Full Member of the Russian Engineering Academy and an Honorary Member of the RF Academy of Natural Sciences.

He was a Hero of Socialist Labor. He was awarded two Orders of the Red Banner of Labor, the Order of October Revolution, the Order of Friendship of Peoples, the 3rd class Order for "Services to Motherland", the 2nd class Order for "Services to Motherland", Sergius of Radonezh Order. He was a USSR State Prize winner, RF Honored Metallurgist, RF Honorary Metallurgist, Honorary Lipetsk and Lipetsk Oblast Citizen.

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09.02.2005

NLMK Power Saving Program is Effected

The Power Saving Program measures taken in 2005 will allow NLMK to reduce the steel production specific energy consumption to 6,4 Gcal/t, which is one of the best indices for Russian companies with full production cycle.

Power consumption decrease will be achieved due to implementation of new resource saving technologies, equipment and power lines upgrade, optimizing the technological equipment load and conversion to cheaper energy sources.

Current year the company will start its new projects aimed at power safety improvement and stable operation in line with technical reequipment and development program with investments amounting to 1,4 billion dollars. A new 25 MW power generator will be built in oxygen production shop and two units for air separation products will also be installed. Two gas-consuming units will also be reconstructed.

NLMK's Fuel and Energy Shop almost completely uses the by-product of blast furnace production - blast furnace gas - as fuel. It used to be utilized by burning. All these measures to improve the power resources efficiency allow to not only decrease the purchsae of energy by 8 per cent, but decrease the production impact on the environment.

For your information:

170 energy saving measure were taken in 2004 allowing to decrease specific natural gas consumption by 3% and energy consumption by 1,35%. NLMK metallurgical production specific energy consumption decreased by 1,4% with increase in steel casting by 3% and now equals 6,456 Gcal/t. Preliminary results show that total finance economy totals 75 million rubles due to implementation of energy saving technologies. Since 2000 the Company's production modernization investments have exceeded 935 million dollars.

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08.02.2005

New Continuous Galvanizing Line Assembly Began at NLMK

The commissioning of the line with 340 thousand ton capacity will allow NLMK to produce up to 900 thousand ton of galvanized rolled products per year and take the leading position among the producers in Russian market.

The new line is designed for production of galvanized 0,4-4,0 mm thick metal. First time in CIS equipment features allow NLMK to start production of hot rolled pickled strip with thickness 1,5-4,0 mm. This product is used in production of power construction metal structures and at present is imported to Russia.

At present production facility construction is competed, power lines are connected and first-priority equipment assembly is underway. Danieli is in charge of construction and assembly. The project worth approximately 70 million Euro is to be completed in the second half of 2005. It is carried out in the framework of the company technical reequipment and development program with total investments amounting to 1,4 billion dollars. Since 2000 the Company's production modernization investments have exceeded 935 million dollars.

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04.02.2005

NLMK Increases Fuel and Energy Complex Capacity

NLMK began installation of a new 25 MW turbogenerator for its power lines. Its commissioning in 2006 will allow the company to improve reliability of power supply system and additionally produce 135 million kW/hour of energy per year. The total production volume will make 40% of total NLMK needs.

Construction, replanning of the older facility and foundation construction are carried out at present. Upon completion the assembly of the second steam turbine, turobgenerator and power line connections will be started. Secondary fuel (blast furnace and coke-oven gas) is used to provide high-pressure steam for steam generator.

The project worth approximately 230 million rubles is carried out in the framework of the company technical reequipment and development program in force since 2000 with total investments amounting to 1,4 billion dollars. The annual return investment of turbogenerator implementation will be 56 million rubles. At present modernization and production development investments exceed 935 million dollars.

In 2005 NLMK will continue its work for its own Fuel and Energy Complex capacity increase. Today it fully provides heat, water, compressed air and hydrogen for the company needs.

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03.02.2005

NLMK Modernizes Continuous Galvanizing Line

A successive stage of NLMK Continuous Galvanizing Line reconstruction at Rolling Production Shop with the line capacity of 390 thousand ton of metal per year was completed. This will allow to improve the product quality, ensure satisfaction of consumer requirements towards galvanized rolled products and reach more stable equipment operation.

Assembly of main units - skin pass mil, stretcher, and tensioning drives - was carried out in the course of modernization. The line was equipped with automatic control system, as well as with machinery for strip tensioning and side shearing.

Continuous Galvanizing Line reconstruction worth 730 million rubles is carried out in the framework of the company technical reequipment program in force since 2000 with total investments amounting to 1,4 billion dollars. At present modernization and production development investments exceed 935 million dollars.

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02.02.2005

NLMK Subsidiary - Stoylenskiy Iron-ore Beneficiating Plant - Increases Financing of Social Welfare Programs

Over 60 million rubles was directed by Stoylenskiy Iron-ore Beneficiating Plant to support a number of social welfare programs in 2004, which is 3 times more the amount of the financing as of 2003.

11,5 million rubles was provided for company employees sanatorium and resort treatment and children summer camps. 1200 employees' children spent summer in different health improving camps.

Over 12 million rubles was spent on financing monthly payments to retired company employees - pensioners and WWII participants, including welfare support to budgetary organizations veterans. Furthermore, company employees, large families, employees upon child birth and single mothers annually receive welfare support.

In 2004 the company provided help to educational institutions for children, law enforcement bodies, and organizations of disabled. City airport support funds were provided. Approximately 30 million rubles was spent by Stoylenskiy iron-ore beneficiating plant for relocation of people from sanitary-hygienic zone in 2004. This allowed 35 families to buy new homes and it is planned for 19 more families to be compensated for relocation. Sanitary-hygienic zone creation provides for possibility of stable operation in the mine and extraction volume increase.

01.02.2005

Associated bank NLMK - "Lipetskkombank" - sum up the results of the year 2004

The profit of the bank for the year 2004 is 126,3 million rubbles (+ 33% to the level of 2003). The credit portfolio has increased in 2 times and reached the point of 4.7 billion rubbles. Net asserts of the Bank are more than 10 billion rubbles, liquid asserts - 5.1 billion rubbles.

For the year the sum of the received individual investments is 1,69 billion rubbles, and the total volume of the capital received from individuals is 2,3 billion rubbles, what is 4,8 times as big as for the year 2003. The volume of funds of corporative clients has increased in 3 times and made 6,6 billion rubbles.

In the year 2004 "Lipetskkombank" together with NLMK finished the realization of the salary project with the usage of credit cards. In the present time more than 68 thousand credit cards are released, which are served by 46 bancomats and 166 POS-terminals of the trade- service net of Lipetsk. The owners of the "Lipetskkombank" credit cards have the opportunity to pay for the public utilities, municipal telephone and services of cable television through bancomats.

"Lipetskkombank" is an active participant of the municipal program of the support and the development of miner business. The share of the Bank in the total volume of the credits, given in the year 2004 to Lipetsk entrepreneurs by the credit organizations of the town, is 28%.

"Lipetskkombank" plans on the year 2005 further development of the affiliated branch, working-out and introduction of new credit programs for individuals and also the preparation for the inclusion of the Bank in the system of the deposit insurance.

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31.01.2005

In 2004 NLMK invested in environmental measures more than 700 million rubbles.

In 2004 the carrying-out of more than 20 environmental measures allowed NLMK to essentially reduce the influence of the production on the environment. Under the increase of steel output on 270 thousand tons, the Company reduced specific emissions by 8% compared to the previous year.

In 2004 for the first time in Russia a new ecologically safe line on the oil wastes utilization was worked out and implemented at NLMK. The equipment of iron-containing wastes of blast furnace & coke-oven & by-product plants as well as gas emissions cleaning system of by-product plant were put into operation. The system of chemical water treatment of heat engineering shop was updated providing to reduce river water usage in the production & diminish salts content in industrial effluents.

In the course of year the company's specialists continued to develop the network of ecological monitoring. New gas analyzing equipment was commissioned in sinter production allowing to continuously control atmospheric air contamination sources. Existing network in the territory of the company & the city consisting of 32 inspection wells & 2 stationary monitoring stations help obtain on-line information on production effect onto environment.

In 2004 the Company passed the scheduled supervisory audit on the correspondence with the requirements of an international ecological standard ISO-14001: 1996. The certificated organ TUV CERT (Germany) proved the compliance of the environmental system of the plant with the universally recognized standard.

For information:

In 1992 the concentration of hydrogen sulphide, ammonia, naphthalene, benzol, phenol and other polluting substances in the emissions of NLMK exceeded the standards by 1,5-4 times. The implementation of the wide-scale program of technical reequipment of NLMK with total cost 1,4 billion dollars since the year 2000 allowed the company to reach the level when the concentration of the polluting substances doesn't not exceed the legally established standards. Only for the last 2 years the overall emissions in the atmosphere reduced by 24 thousand tons, and the emissions of more toxic substances were cut down by several times (ammonia - by 2 times, naphthalene- by 5 times, cyanic hydrogen - by 16 times, phenol - by 20 times). About 935 million dollars have already been invested in modernization of the production, including about 90 million dollars - in the environmental projects. Since 2000 the consumption of river water and the drainage of industrial effluents into the Voronezh river decreased by 20%. The degree of wastage utilization increased from 88% (in 2000) to 96%. Today NLMK is proud of the best results in Russia on detrimental effect reduction of main productions onto the environment among steel-making companies.

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28.01.2005

In 2004 NLMK increased the investments in technical reconstruction of the production

In 2004 NLMK invested 295 million dollars in modernization and the development of the production. The sum became the largest in the limit of the implemented from 2000 program of the plant technical reequipment with the total volume of investments 1,4 billion dollars. In the course of year the projects embracing all the basic industries of NLMK were accomplished.

The facility of hot metal desulfurization with the 3,2 million tons capacity per year of metal with low concentration of sulfur was put into operation in steel making production, and also the construction of second priority for the cleaning of dust-laden air on one of the process stages was finished.

In rolling production a new facility for pre-painting of hot-dip galvanized steel is put into operation; the power rating of the facility is 200 thousand tons of metal per year. A new automatic control system of hot-dip galvanizing line was established and butt welding machines in a continuous pickling line & cold rolling mill were replaced. For the first time in Russian metallurgy the computer-based system of strip quality control was set in operation, it ensures a full automatic control of the quality of the metal surface during hot rolling.

A facility that produces hydrogen with the capacity of 6000 m3/h was put into operation in gas shop; it fully provides for the needs of the plant in the kind of production.

The slurries utilizing division with 198 thousand tons capacity of iron-containing raw material per year was built, it allows to treat formed waste products and to reduce 50-70 thousand tons of the earlier accumulated slurries, which are used in the technological process for the second time. For the first time in Russia the specialists of NLMK worked out and implemented a new ecologically safe program on oil wastes utilization with the 5,5 thousand tons capacity per year. Its exploitation gives the possibility without any damage for the environment to fully process all oil wastes of the plant.

All in all in 2000 the Company invested in modernization and development 935 million dollars.

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27.01.2005

In 2004 the affiliate company of NLMK - JSC "STAGDOK" - increased the output of the main types of the production

In 2004 JSC "STAGDOK" mined 4,2 million of limestone (+5,3% to the similar period of the year 2003), produced 3,15 million tons of finished commodity (+5,1%). 3,51 million tons of finished commodity were incarnated to the consumers (+4,8%).

Tax payments of the Company to the budgets of all levels and off-budget funds reached 88 million rubbles (+21,3% to the rate of 2003).

JSC "STAGDOK" investments in the framework of the program of technical reconstruction amounted to 18 million rubbles in 2004. New machinery and equipment was bought for the repair of railway lines, the automatic systems of control and account of electric power were established.

The Company continues to be the leader in the Russian market of fluxing limestone (up to 22% of total amount of mining in Russia), fully providing the needs of NLMK in this kind of raw material. In 2005 JSC "STAGDOK" will continue the development of Sitivsky section of Sokolsko-Sitovsky deposits with the known supplies of limestone in the volume more than 200 tons (on 01.01.2000)

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26.01.2005

In 2004 NLMK increased the volume of the delivery of metal production

In 2004 NLMK dispatched to the consumers more than 9,5 million tons of metal production, what is on 5,5% more than the rate of the previous year.

For 12 months NLMK increased the shipment of the output with high added cost. The Company incarnated 392 thousand tons of dynamo steel (+38% to the level of 2003), 223 thousand tons of galvanized rolled steel with polymeric coating (+25,5%), 119 thousand tons of transformer steel (+9,5%).

NLMK production is exported in more than 70 countries of the world. Export deliveries of the Company amounted to 7 million tons, or 73% of the total volume of the production. The mainstream export markets in the previous year were left without changes: EC countries (28% of all export), North America (23%), South-East Asia (22%) and the Middle East (22%). The share of electrical steel increased in the volume of export deliveries: dynamo - 57%, transformer - 11%.

In 2004 the major part of sale in the domestic market fell at the consumers of the Central and Povolgesky regions, including the enterprises of automobile industry and building industry. In the Russian market The Company incarnated more than 70% of the total volume of metal with polymeric coating, 88% of galvanized rolled steel and 50% of cold-rolled steel.

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25.01.2005

The affiliate company of NLMK - Stylensky GOK successfully finished the year 2004.

In 2004 10,96 million tons of concentrate are produced, 1,61 million tons of rich ore. 10, 93 million tons of iron ore concentrate and 1,65 million tons of sintering ore are loaded to the consumers.

The commodity output was produced to the sum of 10,87 billion tons. The sales proceeds amounted to 10,92 billion rubbles (+92% to the level of 2003), sales income - 6 billion rubbles (the grow is more than in 13 times).

In 2004 Stoylensky GOK paid taxes to the budgets of all levels to the sum of 3,2 billion rubbles (the grow is in 2,1 times). The share of the plant tax payments in the budgets of Stary Oscol increased from 22% (in 2003) to 32%.

The investments of the plant in the framework of the program of technical reconstruction amounted to 812 million rubbles in 2004.

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24.01.2005

NLMK introduces a new system of industrial adaptation of young specialists

The introduction from February 25 of a new system of education will help the graduates of the profile educational institution of NLMK - Lipetsk State Technical University to adapt quickly to the conditions of work in one of the largest metallurgical companies of Russia. The initiative of the direction of the plant was discussed at the meeting of the vice-chairman of the Board of the directors of NLMK Vladimir Scorohodov with the students and teachers of institutes of higher education.

The project planned for four months presupposes the additional training of the senior students at the technological sections of the hot-rolling shop in the real production regime. As the teachers there are leading specialists of NLMK, representatives of LSTU and other profile colleges. The program of training will live up to the demands of the state educational standards in the qualification "Master of Technics and Technology", specialization - "metallurgy".

A new system envisages a competition for the candidates, truly interested in getting the industrial experience and the possibilities to go up the career leader. In the course of industrial training the Company will conclude the long-term treaties with highly perspective students.

A new form of training doesn't have the counterpart in Russia and as a perspective can become an innovation basis for the professional training of the future personal of metallurgical companies of the country.

As Vladimir Scorohodov said, "today young vigorous specialists with a good training base and practical skills are especially demanded at the plant. They are expected to master new equipment, introduced in the framework of a program of technical reconstruction of NLMK."

In the current year NLMK has reserved for 200 LSTU graduates workplaces in the most important sections.

Today NLMK together with the leading institutes of higher education carries on an extensive scientific work. It results in the introduction of new technical developments in the production, the improvement of the quality of metal production, the effectiveness increase in the production. To support the gifted LSTU students 30 special scholarships, establish under the initiative of the chairman of the Board of NLMK Vladimir Lisin are paid out monthly.

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19.01.2005

NLMK finished successfully the year 2004

According to provisional data, for the last year proceeds from production sales increased in 1,7 times and amounted to 126 billion rubbles. The income before the taxation increased in 2,1 times and was more than 62,5 billion rubbles, what is the highest rate among the ferrous metallurgy enterprises in Russia.

NLMK increased the volumes of production of the main type of the output if compared to the previous year. They produced 9 million tons of cast iron (+4% to the level of 2003); 9,1 million tons of steel (+3%), 8,6 million tons of finished steel (+4%), 13,8% million tons of agglomerate (+2%), 4,4 million tons of coke (+2%).

The production of NLMK is imported into more than 70 countries of the world. Export deliveries of the Company amounted to 7 million tons, or 73% of the total volume of the produced output.

In 2004 the Company transferred in the budgets of all levels more than 18 billion rubbles, what is on 79% more than the similar figure of 2003. It is expected that according to the results of 2004 the share of tax payments of NLMK in tax income of the budget of Lipetsk region will increase from 52% (in 2003) to 61%.

The growth of the wages of the employees was 24% during the year.

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18.01.2005

In 2004 non-governmental pension fund "Social development " increased the pension reserves.

Pension reserve of the non-governmental pension fund "Social development ", the founder of which is NLMK, increased 42% in 2004 if compared to 2003 and amounted to 752 million rubbles. 7,2 million rubbles were paid out as pensions.

The Fund serves more than 43 thousand participants under the treaties of the non-governmental pension fund. According to the results of the 2004 the investment income, distributed among the accounts of the participants, amounted to 11,38% a year.

NLMK is the main founder and the guarantor of the fulfillment of engagements of the Fund. Among the depositors are JSC "Stagdok", JSC "Dolomit", CSC "Engelsky tube mill", JSC "Lipetskkombamk", RP "Stinol", JSC "Lipetsk gipromez", "Stoylensky GOK" ands others. The joint deposit of the founders of NPF "Social development "increased up to 30 million rubbles in 2004.

In the present day situation NPF "Social development" is among the 25 most successful non-governmental pension fund of Russia and is the largest in the Central-Chernozem zone. In 2005 The Fund plans to continue the programs of the compulsory pension insurance of citizens, in the framework of which more than 200 treaties are already concluded with the clients.

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17.01.2005

In the year 2004 the affiliate enterprise of NLMK -JSC " DOLOMIT" - got the highest industrial figures

In 2004 the Company achieved the highest for the last 10 years figures of production and shipment of commodity output.

For 12 months the commodity output is produced to the sum of 213,4 million rubbles (in comparable prices), what is 10% higher the level of the year 2003. The shipment amounts to 2,08 million tons (+11%). The dolomite mining has increased up to 3,3 million tons (+8%), the production of the commodity flux dolomite has increased up to 1,82 million tons (+125).

In the framework of the technical reequipment program the Company acquired modern mining equipment and bought new machinery. In 2004 the investments in the development of the industry exceeded 31 million rubbles.

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14.01.2005

NLMK got the listing in RTS

From January 14 the current year the stocks of NLMK are included in the Quoted list "B" of the List securities, allowed to the tenders in NP "Stock Exchange RTS".

Listing in RTS is one of the steps to the increase of the capitalization of the Company.

The Company share capital is 5993227240 (five billion nine hundred ninety three million two hundred seven thousand two hundred fourteen) rubbles and consists of 5993227240 (five billion nine hundred ninety three million two hundred seven thousand two hundred fourteen) placed common stocks, nominal price 1 (one rubble).

It is expected, that according the results of the year 2004 the profit of the plant (acc. to PBY RF) will reach 126,1 billion rubbles, what is on 68% more than the rate of the year 2003, the net profit will be 47,3 billion rubbles (+110%).

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11.01.2005

NLMK introduces new environmental technologies

In by-product coke and steel making plants of NLMK the realization of environmental measures, aimed at the increase of the environmental security of the facilities and the decrease of the man-caused load on the environment has been completed.

For by-product coke plant the company's specialists developed and introduced thermal neutralization of dust and gas emissions of pitch coke production furnace that is by-product of coking coal treatment. The unique equipment will reduce the ecological load of facilities by 14 times, trapping and neutralizing up to 93% of all polluting chemicals (hydrocarbon, sulfur combinations and others), earlier emitted into the atmosphere. The cost of the environmental project is 6 billion rubles.

The construction of the second stage of the dust-cleaning systems of the charge material preparation section is finished in the BOF shop of NLMK. The new facility with highly effective bag filters will be put into operation. Its exploitation will let reduce the amount of dust in the air of the working zone up to the normative rate and cut the emissions in the atmosphere by 46%. The costs connected with the introduction of measures will be 18 billion rubbles.

In the year 2004 NLMK invested about 700 million rubles into realization of more than 20 environmental measures. About 90 million rubles has already been invested into different ecological projects of the first stage (2000-2005) of the large scale technical reconstruction program realization which costs more than 1,3 billion dollars.

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STINOL

РОССИЙСКАЯ ФЕДЕРАЦИЯ
Открытое акционерное общество "НОВОЛИПЕЦКИЙ МЕТАЛЛУРГИЧЕСКИЙ КОМБИНАТ" (ОАО "НЛМК")

TÜV CERT EN ISO 9001:2000 Zertifikat: 75 100 8967
TÜV Rheinland InterCert
TÜV CERT DIN EN ISO 14001 Zertifikat: 01 104 010812
TÜV CERT ISO/TS 16949:2002 Zertifikat: 01 111 049780

пл. Металлургов, 2, г. Липецк, 398040. Телефоны: (0742) 44-40-06, 44-40-09, Телетайп 101103 «ВОСХОД»
Телекс 412630 NLMK RU Факс № (0742) 43-25-41 E-mail: info@nlmk.ru; http://www. nlmk.ru
ОКПО 05757665, ОГРН 1024800823123, ИНН/КПП 4823006703/482201001

_____________ № _____________

To ref.No. _________ dd. _____________

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

The report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of admitting and maintaining securities in the official list "B" of the Partnership) for January-May of 2005.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks*
General requirements to issuers			
	An issuer has to form a board of directors elected by cumulative vote.	Observed	Article 31 of OJSC NLMK Charter
	The issuer's board of directors shall include independent directors (at least 1) who: • must not be officers or employees of the issuer on the moment of election and 3 years before the election; • must not be officers of another company in which any of the issuer's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers; • must not be affiliated parties of the issuer and its affiliated parties; • must not be parties to engagements with the issuer, according to which they can acquire property (receive monetary funds) with the value of at least 10 percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives; • must not be issuer's members of the board of directors for over 5 years.	Observed	Paragraph 2.3 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004) Independent directors in the Company's current Board of Directors are: O.V. Kiselyov; D.A. Gindin; N.P. Lyakishev; R. Reynolds.

	Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, reviewing auditor opinions, appraising efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by an independent director. The Audit Committee can only consist of independent directors and, should it be impossible due to rational reasons, only of independent and non-executive directors (directors who are not sole executive bodies and (or) members of the issuer's corporate executive body). The results of reviewing issuer's auditor opinion performed by the Audit Committee have to be made available as materials to the issuer's annual general sharers meeting.	Partially observed	Regulations on the Audit Committee approved by a decision of the Board of Directors of OJSC NLMK on 01.02.2005, Minutes No.121 Committee Chairman – O.V. Bagrin
	The issuer must establish a corporate executive body	Observed	- Para 38 of OJSC NLMK Charter; - Regulations on the Management Board of OJSC NLMK approved by an extraordinary GSM (Minutes No.20 dd. 03.12.2004)
	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	- Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004); - Paragraph 5.8. Regulations on the Management Board of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004).
	The issuer must disclose information on the size of remuneration received by members of the board of directors, members of the corporate executive body, and by the person acting as a sole executive body, also one of the management company and manager.	Observed	The information is disclosed in paragraph 5.3 of OJSC NLMK Quarterly reports available in the Internet at http://www.nlmk.ru/rus/index/quarterindex.php3.
	The issuer's board of directors will approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Not observed	
	The issuer's board of directors will approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Partially observed	The Company has a structural unit executing internal control over financial and economic activities.

Additional requirements to issuers – shareholding companies			
	Announcement of conducting a general shareholders meeting shall be made at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Para 20.1 Charter of OJSC NLMK (new revision) approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004);
	The shareholding company has undertaken not to exempt a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Best regards,

Acting Director for Real Estate and Securities Management

V.A. Loskutov

NOVOLIPETSK STEEL
2, Metallurgov sq., Lipetsk 398040, Russia | fax: +7 (4742) 44 11 11 | e-mail: info@nlmk.ru

№

To ref.No. dd.

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of admitting and maintaining securities in the official list "B" of the Partnership) for the II quarter of 2005.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter
2.	The issuer's board of directors shall include members (at least 1) who: – must not be officers or employees of the issuer (manager) on the moment of election and during 1 year before the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they can acquire property (receive monetary funds) with the value of at least 10 percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies boards of directors, in respect of which it is decided to exercise the special right (of "golden share"), and persons elected to the board of directors from candidates proposed by the Russian Federation as well as by a subject of the Russian Federation or a municipal institution should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the subject of the Russian Federation or of the municipal institution respectively.	Observed	Paragraph 2.3 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004) Independent directors in the Company's current Board of Directors are: O.V. Kiselyov; D.A. Gindin; N.P. Lyakishev; R. Reynolds.

3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by a decision of the Board of Directors of OJSC NLMK on 01.02.2005, Minutes No.121 Committee Chairman – R. Reynolds, Committee members: O.V. Bagrin I.P. Fyodorov
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004); Paragraph 5.8. Regulations on the Management Board of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004).
5.	The issuer's board of directors will approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Not observed	
6.	The issuer's board of directors will approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Partially observed	The Company has a structural unit executing internal control over financial and economic activities.
7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Para 20.1 Charter of OJSC NLMK (new revision) approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004);
8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the

			Company's common shares is not provided for in any of the Company's documents.

Best regards,

Acting Director for Real Estate and Securities Management V.A. Loskutov

NLMK

NOVOLIPETSK STEEL

2, Metallurgov sq., Lipetsk 398040, Russia | fax: +7 (4742) 44 11 11 | e-mail: info@nlmk.ru

RECEIVED
2006 AUG 22 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

____________ № ____________

To ref.No. ________ dd. ____________

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of admitting and maintaining securities in the official list "B" of the Partnership) for the III quarter of 2005.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter
2.	The issuer's board of directors shall include members (at least 1) who: – must not be officers or employees of the issuer (manager) on the moment of election and during 1 year before the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they can acquire property (receive monetary funds) with the value of at least 10 percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies boards of directors, in respect of which it is decided to exercise the special right (of "golden share"), and persons elected to the board of directors from candidates proposed by the Russian Federation as well as by a subject of the Russian Federation or a municipal institution should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the subject of the Russian Federation or of the municipal institution respectively.	Observed	Paragraph 2.3 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004) Independent directors in the Company's current Board of Directors are: O.V. Kiselyov; D.A. Gindin; N.P. Lyakishev; R. Reynolds.

3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by a decision of the Board of Directors of OJSC NLMK on 01.02.2005, Minutes No.121 Committee Chairman – R. Reynolds, Committee members: O.V. Bagrin I.P. Fyodorov
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004); Paragraph 5.8. Regulations on the Management Board of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004).
5.	The issuer's board of directors will approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Para 6.7 of Information Policy of OJSC NLMK approved by the Board of Directors of OJSC NLMK (Minutes No.133 dd. 12.09.2005)
6.	The issuer's board of directors will approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Partially observed	The Company has a structural unit executing internal control over financial and economic activities.
7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Para 20.1 Charter of OJSC NLMK (new revision) approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004);
8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more

			percent of the Company's common shares is not provided for in any of the Company's documents.

Best regards,

Director for Real Estate and Securities Management — V.A. Loskutov

____________ № ____________

To ref.No. ________ dd. ____________

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of admitting and maintaining securities in the official list "B" of the Partnership) for the IV quarter of 2005.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter
2.	The issuer's board of directors shall include members (at least 1) who: – must not be officers or employees of the issuer (manager) on the moment of election and during 1 year before the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they can acquire property (receive monetary funds) with the value of at least 10 percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies boards of directors, in respect of which it is decided to exercise the special right (of "golden share"), and persons elected to the board of directors from candidates proposed by the Russian Federation as well as by a subject of the Russian Federation or a municipal institution should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the subject of the Russian Federation or of the municipal institution respectively.	Observed	Paragraph 2.3 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004) Independent directors in the Company's current Board of Directors are: O.V. Kiselyov; D.A. Gindin; N.P. Lyakishev; R. Reynolds. (Mr. O.V. Kiselyov gave in his resignation from the board of directors on November 23, 2005)

3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by a decision of the Board of Directors of OJSC NLMK on 01.02.2005, Minutes No.121 Committee Chairman – R. Reynolds, Committee members: O.V. Bagrin I.P. Fyodorov
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004); Paragraph 5.8. Regulations on the Management Board of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004).
5.	The issuer's board of directors will approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Para 6.7 of Information Policy of OJSC NLMK approved by the Board of Directors of OJSC NLMK (Minutes No.133 dd. 12.09.2005)
6.	The issuer's board of directors will approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).
7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Para 20.1 Charter of OJSC NLMK (new revision) approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004);
8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common	Observed	Exemption of a purchaser from his obligation to offer shareholders selling

	shares) in case of acquiring 30 and more percent of shareholding company's common shares.		their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Best regards,

Director for Real Estate and Securities Management V.A. Loskutov

RECEIVED
2006 AUG 22 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

______________ № ______________

To ref.No. ________ dd. ______________

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of admitting and maintaining securities in the official list "B" of the Partnership) for the I quarter of 2006.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter
2.	The issuer's board of directors shall include members (at least 1) who: – must not be officers or employees of the issuer (manager) on the moment of election and during 1 year before the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they can acquire property (receive monetary funds) with the value of at least 10 percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies boards of directors, in respect of which it is decided to exercise the special right (of "golden share"), and persons elected to the board of directors from candidates proposed by the Russian Federation as well as by a subject of the Russian Federation or a municipal institution should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the subject of the Russian Federation or of the municipal institution respectively.	Observed	Paragraph 2.3 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004) Independent directors in the Company's current Board of Directors are: O.V. Kiselyov; D.A. Gindin; N.P. Lyakishev; R. Reynolds. (Mr. O.V. Kiselyov gave in his resignation from the board of directors on November 23, 2005)

3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by a decision of the Board of Directors of OJSC NLMK on 01.02.2006, Minutes No.138 Committee Chairman – R. Reynolds, Committee members: O.V. Bagrin I.P. Fyodorov
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004); Paragraph 5.8. Regulations on the Management Board of OJSC NLMK approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004).
5.	The issuer's board of directors will approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Para 6.7 of Information Policy of OJSC NLMK approved by the Board of Directors of OJSC NLMK (Minutes No.133 dd. 12.09.2005)
6.	The issuer's board of directors will approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).
7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Para 20.1 Charter of OJSC NLMK (new revision) approved at an extraordinary GSM (Minutes No. 20 of 03.12.2004);
8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common	Observed	Exemption of a purchaser from his obligation to offer shareholders selling

	shares) in case of acquiring 30 and more percent of shareholding company's common shares.		their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Best regards,

Director for Real Estate and Securities Management V.A. Loskutov

RECEIVED
2006 AUG 22 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPROVED
By the Extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "Novolipetsk Iron & Steel Corporation" (OJSC "NLMK")

Minutes №20

dd. 03.12.04

(as amended and approved by the Annual General Meeting of Shareholders of Open Joint-Stock Company "Novolipetsk Iron & Steel Corporation" (OJSC "NLMK"), Minutes No.21 of May 20th, 2005, and decision of NLMK Board of Directors, Minutes No.128 of June 14th, 2005)

CHARTER
of Open Joint Stock Company "Novolipetsk Iron & Steel Corporation" (revised)

Lipetsk, 2004

CONTENTS

CHAPTER 1. General Provisions

Open Joint-Stock Company "Novolipetsk Iron & Steel Corporation" (hereinafter "the Company") is a legal entity filed by the Ordinance No. 50 dd. January 28, 1993, by the Head of Municipal Administration of the Levoberezhny District of the City of Lipetsk (State Registration Certificate No 5 G dd. January 28, 1993).

Section 1. Name and location

1.1. In the Russian language, the Company shall be referred to as "Open Joint-Stock Company 'Novolipetsk Iron & Steel Corporation" as its full company corporate name; OJSC "NLMK" shall be used for brief reference.

In the English language, the Company shall be referred to as OJSC "NLMK".

The Company is entitled to use the trademark "STINOL" duly registered under the laws of the Russian Federation. **(in the wording of amendments approved by the Annual General Meeting of Shareholders of Open Joint-Stock Company "Novolipetsk Iron & Steel Corporation" (OJSC "NLMK"), Minutes No.21 of May 20th, 2005)**

1.2. Location of the Company: the Russian Federation.

1.3. The mailing address of the Company: 2, pl. Metallurgov, Lipetsk, 398040, Russian Federation

Section 2. Legal status

2.1. The Company is a for-profit organization with Charter Capital divided between a certain number of shares certifying the shareholders' rights and the joint-stock Company's rights in relation to its shareholders.

Shareholders shall not be held liable for the Company and shall bear the Company's risks within the value of their shares.

The Company is a legal entity; owns severalty carried as liability on the Company's accounts; can acquire and exercise property and personal non-property rights, bear responsibilities; sue and be sued in the court of law.

The Company holds a round seal bearing its full corporate name and address in the Russian language; the Company uses its name for stamps and letterheads; has a duly registered trademark; uses other means of visual identification.

The Company has settlement and other accounts in the Russian and foreign currencies with Russian credit institutions. Pursuant to the applicable law, the Company shall have the right to open bank accounts with credit institutions inside and outside of the Russian Federation.

2.2. The Company is held liable for its obligations with all of its own assets.

2.3. The Company shall not be liable for its shareholders' obligations.

2.4. Neither the government, nor its agencies shall be liable for the Company's obligations; equally, the Company shall not be liable for the government's or its agencies' obligations.

2.5. The Company life shall be perpetual. The liquidation of the Company shall be carried out in accordance with the provisions of this Charter or requirements of the applicable law.

Section 3. The Company's objectives and scope of activities

3.1. The main objective of the Company is to make profit.

3.2. The Company may engage in any economic activity in accordance with its objectives as long as it is not in conflict with the laws of the Russian Federation. The Company may engage in any kind of licensed activity provided it has acquired the license.

3.3. The main activities of the Company are as follows:

- production and sale of iron and steel products;
- production and sale of mechanical engineering products (equipment; accessories; tools and spare

parts);
- production and sale of consumer goods;
- industrial, civil, and social engineering; construction and public utilities' services;
- external and internal trade;
- publishing and editorial activities;
- production, transmission, distribution of electrical and heat power;
- manufacture, installation, maintenance, and repair of power facilities, consumers' electrical equipment and power units;
- international passenger and cargo transportation by highway transport;
- cargo transportation by trucks;
- recirculation, storage, handling, disposal, land filling, destruction of industrial and other wastes (materials, substances);
- blasting;
- environmental protection activities (services);
- assembly and maintenance of traffic engineering equipment;
- production of construction materials, structures, and products;
- commercial fishery and fish-farming;
- production, bottling, industrial storage and wholesale of finished alcohol products, wine stock and semi-finished wine products;
- healthcare activities;
- cities and local settlements' utility systems operation ;
- activities related to ionizing radiation sources (generators);
- passenger transportation by highway transport;
- construction, reengineering , repair, maintenance of highways and road installations (other than federal);
- production of agricultural products;
- special code communication;
- educational activities .

CHAPTER 2. The Company's charter capital, stocks, bonds, and other securities. Funds. Register of the Company's shareholders.

Section 4. Charter Capital

4.1. The Charter Capital of the Company is 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred and forty) Roubles divided into 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred and forty) outstanding common shares with a par value of 1 (one) Rouble per share.
4.2. The Company's shares shall be registered and issued in the book-entry form.

Section 5. Authorized for issuance shares

5.1. The Company may distribute common registered shares (shares authorized for issuance) in addition to outstanding shares specified in section 4.
5.2. The number of such additionally offered shares shall not exceed the number of shares authorized for issuance.

Section 6. Bonds and other issued securities of the Company.

6.1. The Company may distribute bonds and other issued securities in accordance with the applicable legislation of the Russian Federation.

6.2. Distribution of the Company's bonds convertible into shares and other issued securities convertible into shares shall be on the basis of the corresponding resolution by the Company's Board of Directors. Such resolution on distribution shall stipulate the form, period, and other conditions concerning the redemption of bonds.

Section 7. Payment for shares and other issued **securities**

7.1. Additional shares and other issued securities of the Company distributed by subscription may be distributed only if fully paid.

7.2. Additional shares of the Company distributed by subscrition may be paid in cash, securities, other types of property, or by proprietary rights, or other rights of monetary value. Form of payment for additional shares and other securities shall be stipulated in the resolution on distribution of such securities. Payment for other issued securities shall be only in the monetary form.

7.3. The price of the Company's additional shares distributed by subscription shall be determined by the Company's Board of Directors in accordance with the Federal law "On joint-stock companies", but shall not be less than their par value.

Section 8. Increase of the Charter Capital.

8.1. Charter Capital of the Company may be increased by increasing the par value of shares or by placing additional shares.
8.2. Resolution on the increase of the Company's Charter Capital by increasing the par value of shares shall be adopted by the General Meeting of Shareholders.
8.3. Resolution on increase of the Company's Charter Capital by placing additional shares shall be adopted by the General Meeting of Shareholders or by the Board of Directors of the Company in accordance with this Charter and the Federal law "On joint-stock companies".
Resolution of the Board of Directors of the Company on the increase of Charter Capital of the Company through offering additional shares shall be adopted by the unanimous vote of the Board of Directors of the Company, provided that the votes of directors who have withdrawn are disregarded. If no unanimous resolution is reached, the increase of Charter Capital shall be considered by the General Meeting of Shareholders.
8.4. The number of additional shares, method and price of their placing, form of payment for additional shares and other conditions of placing shall be determined by the resolution on the increase of Charter Capital of the Company by placing additional shares.
8.5. Increase of the Company's Charter Capital by placing additional shares may be accomplished at the expense of the Company's property. Increase of the Company's Charter Capital by increasing the par value of shares shall be accomplished only at the expense of the Company's property.

Section 9. Reduction of Charter Capital.

9.1. Charter Capital of the Company may be reduced by the reduction of the par value of shares or by the reduction of their total number, including purchase and redemption of a part of shares, in cases stipulated in the Federal law "On joint-stock companies".
9.2. Any reduction of the Company's Charter Capital by the reduction of the par value of shares or by purchase and redemption of a part of shares in order to reduce their total number, as well as the appropriate amendments in the Charter of the Company, requires a resolution adopted by the General Meeting of Shareholders.
9.3. The Company shall notify its creditors in writing of the reduction of the Company's Charter Capital and of its new amount within 30 days from the date of the resolution on reduction of its Charter Capital, and shall publish the appropriate statement of the resolution in the print edition designed for publications on legal entities' state registration. In this event the creditors of the

Company may, within 30 days from the date of the said notification or within 30 days from the date of the said publication, demand in writing an early termination or performance of the Company's corresponding obligations and recovery of the damages incurred.

Section 10. Repurchase of outstanding shares by the Company.

10.1. The Company may repurchase its outstanding shares by the resolution of the Board of Directors of the Company with regard to the restrictions provided for by the Federal law "On joint-stock companies".

The shares repurchased by the Company do not give any voting rights, are disregarded in the calculation of votes and do not give any dividend rights. Such shares shall be sold at their market value not later than one year from the date of their repurchase. Upon expiration of this period the General Meeting of Shareholders shall adopt the resolution on reduction of the Company's Charter Capital by way of redemption of such shares.

10.2. The resolution on repurchase of shares shall stipulate the categories (classes) of repurchased shares, the number of shares of each category (class) repurchased by the Company, repurchase price, form and period of payment and repurchase period.

Repurchase price shall be paid in cash.

10.3. The Company shall, upon demand of shareholders, repurchase the shares upon which the repurchase resolution has been adopted. If the total number of shares upon which the shareholders demanded repurchase exceeds the number of shares, which the Company can repurchase, such shares shall be repurchased from the shareholders pro rata their applications.

The Company shall give notice to the shareholders of the repurchase of shares not later than 30 days before the beginning of the repurchase period.

Section 11. Funds and net assets of the Company

11.1. The Company shall create and establish a Reserve Fund amounting to not less than 5 per cent of its Charter Capital. The amount of the Reserve Fund shall be determined by the resolution of the Company's Board of Directors. The Reserve Fund of the Company shall be formed by compulsory annual contributions. The amount of annual contributions shall not be less than 5 (five) per cent of net profit until the amount of the Reserve Fund as determined by the Board of Directors of the Company in accordance with the Charter of the Company is achieved. The Reserve Fund of the Company is designed to cover its damages, as well as to redeem the Company's bonds and repurchase its shares if no other funds are available. The Reserve Fund may not be used for any other purposes.

11.2 The value of net assets of the Company shall be estimated on the basis of accounting reports according to the procedure stipulated by the Ministry of Finance of the Russian Federation and the Federal authority of the securities market.

Section 12. Dividend payment procedure

12.1. The Company may decide on (announce) the payment of dividends on outstanding shares based on the results of the first quarter, six months, nine months of a financial year and (or) a financial year, unless otherwise stipulated by the applicable legislation of the Russian Federation. The resolution on payment (announcement) of dividends on the basis of the results in the first quarter, six months, nine months of a financial year may be passed within three months from the date of expiration of the corresponding period.

The Company shall pay dividends announced on each category (class) of the shares.

12.2. The resolution on payment (announcement) of dividends on outstanding shares, stipulating the amount of a dividend, form, procedure and period of its payment, shall be adopted by the General Meeting of Shareholders of the Company. The amount of dividends shall not exceed the amount

advised by the Board of Directors of the Company. Dividends shall be paid from the net profit of the Company within 90 (ninety) days from the date of resolution on the payment of dividends. Dividends shall be paid in cash.
12.3. The list of persons entitled to receive dividends shall be compiled as of the date of compiling the list of persons entitled to participate in the General Meeting of Shareholders of the Company, where the resolution on payment of such dividends shall be adopted. To compile the list of persons entitled to receive dividends, nominee shareholders shall submit the information on their beneficiaries.

Section 13. Register of the Company's shareholders

13.1. The register of the Company's shareholders shall be kept by a Registrar – a professional participant in the securities market, whose duty shall be the keeping of the register of registered securities' holders in accordance with the contract concluded between the Company and the Registrar on the basis of an appropriate resolution by the Company's Board of Directors.
13.2. The Registrar shall, upon the request of a shareholder or a nominal holder of shares, confirm his/her title to shares by providing an extract from the register of the Company's shareholders, such extract not having the status of a security.
13.3. The person whose name is entered in the register of the Company's shareholders shall promptly inform the Registrar of any changes in his details and the details of his beneficiaries. If they fail to provide such information the Company and the Registrar shall not be held responsible for the damages incurred in connection with such failure.

CHAPTER 3. Rights of shareholders

Section 14. Shareholders' Rights – owners of common shares

14.1. Each common share of the Company provides its holder with the equal proprietary and non-proprietary rights, including the right:

a) to participate in the management of the Company, including participation in the General Meeting of Shareholders with the right to vote on issues within its competence both personally and by proxy;
b) to receive dividends or, in case of liquidation of the Company, receive a part of its property;
c) to sell or otherwise dispose of all and any shares in full or in part to other persons in compliance with the procedure stipulated in the applicable legislation;
d) to receive information on economic and commercial activities of the Company in compliance with the procedure stipulated in the applicable legislation of the Russian Federation and the Charter of the Company.

If the Company distributes voting shares and convertible securities in voting shares paid in cash by means of open subscription, holders of voting shares of the Company shall have the preemptive right to purchase such securities in a amount proportionate to the number of voting shares of the Company held by them.
Additionally distributed shares shall furnish the voting right only after they are fully paid, and the results of their distribution are ratified by the Board of Directors.

CHAPTER 4. General Meeting of Shareholders

Section 15. Supreme management body of the Company

15.1. The Supreme management body of the Company is the General Meeting of Shareholders (hereinafter "General Meeting").

Section 16. Competence of the General Meting of Shareholders

16.1. Competence of the General Meeting of Shareholders includes:

1) Introduction of amendments and additions to the Charter of the Company, or approval of the revised Charter of the Company;
2) Reorganization of the Company;
3) Liquidation of the Company, appointment of the liquidation commission and approval of interim and final liquidation balance sheets;
4) Determination of the number of the Company's Board of Directors, election of its members and early termination of their powers;
5) Regulation of the number, par value, categories (classes) of additional shares authorized for issuance and rights represented by such shares;
6) Increase of the Company's Charter Capital through an increase of the par value of shares; increase of the Company's Charter Capital by placing additional shares by means of open subscription if the number of shares additionally placed exceeds 25% of common shares already placed by the Company; increase of the Company's Charter Capital by placing shares by means of closed subscription;
7) Reduction of the Company's Charter Capital by reducing the par value of shares, by redemption of shares repurchased by the Company and not sold within a year since their repurchase, by redemption of shares purchased by the Company and by redemption of shares to which the Company became entitled on the grounds of them not being paid for; reduction of the Charter Capital of the Company by repurchase of a part of shares by the Company in order to reduce their total number;
8) Election of the General Director and early termination of his powers;
9) Election of members of the Audit Commission of the Company and early termination of their powers;
10) Approval of the Auditor of the Company;

10.1) payment (announcement) of dividends on the basis of the first quarter, six months, nine months of a financial year;

11) Approval of annual reports, annual accounting records, including profit and loss statements (profit and loss accounts) of the Company and distribution of profit (including payment (announcement) of dividends, except the profit distributed as dividends upon the results of the first quarter, six months, nine months of a financial year) and losses of the Company upon the results of a financial year;
12) Determination of the rules for the conduct of the General Meeting of Shareholders;
13) Election of members of the Counting Commission and early termination of their powers in case the powers of the Counting Commission are not exercised by the Registrar of the Company in accordance with the requirements of the Federal law "On joint-stock companies";
14) Split and consolidation of shares;
15) Approval of transactions in cases stipulated in Article 83 of the Federal law "On joint-stock companies"
16) Approval of major transactions in cases stipulated in Article 79 of the Federal law "On joint-stock companies";
17) Acquisition of outstanding shares by the Company in cases stipulated in the Federal law "On joint-stock companies";
18) Decisions on participation in holding companies, financial and industrial groups, associations and other union of commercial organizations;
19) Approval of internal documents regulating activities of the Company's bodies;
20) Decisions on other issues provided for by the Federal law "On joint-stock companies" and/or this Charter.

16.2. The issues within the competence of the General Meeting of Shareholders may not be transferred to the competence of the executive body of the Company.
The issues within the competence of the General Meeting of Shareholders may not be transferred to the competence of the Board of Directors of the Company, except the issues stipulated in the Federal law "On joint-stock companies".

Section 17. Resolution of the General Meeting of Shareholders

17.1. Shareholders – owners of common shares of the Company – have the right to vote at the General Meeting of Shareholders upon issues put to vote.
17.2. Resolution of the General Meeting of Shareholders upon an issue put to vote shall take effect if passed by the majority of the holders of the Company's voting shares participating in the Meeting, unless otherwise stipulated in the Federal law "On joint-stock companies" and the Charter of the Company.
17.3. Resolutions upon the issues set forward in sub-clauses 2, 6, 14-19 clause 16.1 section 16 chapter 4 of this Charter may be put on the agenda of the General Meeting of Shareholders only upon a corresponding proposal of the Board of Directors.
17.4. The procedure of the General Meeting of Shareholders shall be determined by the Charter and the Regulations of the General Meeting approved by the resolution of the General Meeting of Shareholders.
17.5. The General Meeting of Shareholders may not decide on the issues not included in the agenda or change the agenda.
17.6. Resolutions passed by the General Meeting of Shareholders and the results of voting shall be announced at the General Meeting of Shareholders where the voting took place, or to the shareholders not later than 25 days from the date of the appropriate resolution by publishing them in the newspapers "Gazeta" and "Gazeta MG", and by placing the information on the website of the Open Joint-Stock Company "NLMK".

Section 18. Resolution of the General Meeting of Shareholders adopted by absentee voting

18.1. Resolution of the General Meeting of Shareholders may be adopted without meeting (joint presence of shareholders) by absentee voting (by pole).
Resolution of the General Meeting of Shareholders on such issues as election of the Board of Directors, Audit Commission, approval of the Auditor of the Company and upon the issues stipulated in the sub-clause 11 clause 16.1 section 16 chapter 4 of this Charter may not be adopted by absentee voting (by pole).
18.2. Resolution of the General Meeting of Shareholders adopted by absentee voting is deemed to be valid if the shareholders who participated in such voting together possess more than a half of voting shares of the Company.
18.3. Absentee voting shall be held by means of voting ballots issued in compliance with the requirements of the Charter and the applicable legislation of the Russian Federation. The voting ballot shall, not later than 20 days before the appropriate General Meeting of Shareholders, be mailed or hand-delivered against signature to each person specified in the list of persons entitled to participation in the General Meeting of Shareholders of the Company.

Section 19. Convening of the General Meeting of Shareholders

19.1. Regular Annual General Meetings of Shareholders shall be convoked not earlier than two months and not later than six months after the end of a financial year. Apart from regular annual meetings, Extraordinary General Meetings of Shareholders of the Company may be summoned (hereinafter "Extraordinary Meetings").
19.2. Date, time and place of a general meeting, the arrangement procedure and agenda of a General

Meeting of Shareholders shall be determined by the Board of Directors in accordance with the provisions of the Charter of the Company and the Regulations of General Meeting of Shareholders.

Section 20. Notice of the General Meeting of Shareholders

20.1. The notice of the General Meeting of Shareholders shall be announced to shareholders in accordance with the resolution of the Board of Directors of the Company by publishing such notice in the newspapers "Gazeta" and "Gazeta MG", and by placing the information on the website of the Open Joint-Stock Company "NLMK". The notice of the General Meeting of Shareholders shall be published not later than 30 days before the date of such meeting, unless a longer term is stipulated in the applicable legislation.
Shareholders possessing one or more percent of shares, as well as nominal shareholders shall be notified of the meeting in writing. This notice shall be sent by registered mail within the period specified in this clause.
20.2. Notification of the General Meeting of Shareholders shall contain the following information:

- full corporate name of the Company and its location;
- form of the General Meeting of Shareholders (meeting or absentee voting);
- date, place and time of the General Meeting of Shareholders, or the deadline for accepting voting ballots if the General Meeting of Shareholders is held in the form of absentee voting, mailing address to which the completed ballots shall be mailed;
- the date of compiling a list of persons entitled to participate in the General Meeting of Shareholders;
- the agenda of the General Meeting of Shareholders;
- the procedure of submitting information (materials) for consideration during the arrangement period, and the address (addresses) at which such information is available.

Section 21. Agenda of the General Meeting of Shareholders

21.1. The Board of Directors of the Company shall determine the agenda of the General Meeting of Shareholders during the arrangement period.
Shareholders (shareholder) holding together not less than 2 percent of voting shares of the Company may introduce issues to the agenda of the Annual General Meeting of Shareholders and nominate candidates to the Company's Board of Directors, Audit Commission and Counting Commission of the Company, provided that the number of such candidates does not exceed the number of members in the appropriate body, and the candidate to the position of the General Director. Such nomination proposals shall be received by the Company not later than 30 days after the end of a financial year.
21.2. If the proposed agenda of the Extraordinary General Meeting of Shareholders includes election of members of the Company's Board of Directors, shareholders (shareholder) of the Company possessing in total not less than 2 percent of voting shares of the Company may nominate candidates for election to the Board of Directors of the Company, provided that the number of such candidates does not exceed the number of members in the Board of Directors. Such nomination proposals shall be received by the Company not later than 30 days after the end of a financial year.
21.3. Proposals on including issues into the agenda of the General Meeting of Shareholders and nomination proposals shall be submitted in writing and contain the name(s) of shareholder(s) submitting such proposal, number and category (class) of shares held by them and shall be signed by the shareholder(s).
21.4. Proposals on including issues into the agenda of the General Meeting of Shareholders shall include the text of each of the issues proposed; nomination proposals shall include the name of each of the candidates proposed, name of the authority to which they are nominated, other information concerning such candidates provided for by the internal documents of the Company, and the nominee's written consent to taking the corresponding office. Proposal regarding new issues to the agenda of the General Meeting of Shareholders may include the text of resolution on each of the

issues proposed.

21.5. The Board of Directors of the Company shall consider the received proposals and decide on including them in the specified agenda of the General Meeting of Shareholders within five days from the expiration of terms stipulated in clauses 21.1 and 21.2 of this Section of the Charter. The issue proposed by shareholder(s) shall be added to the agenda of the General Meeting of Shareholders and the nominees shall be put on the list of candidates for election to the appropriate authority of the Company, unless

- shareholder(s) fail to comply with the terms stipulated in clauses 21.1 and 21.2 of this Section;
- shareholder(s) do not hold the voting shares of the Company in an amount stipulated in clauses 21.1 and 21.2 of this Section;
- the proposal does not comply with the requirements stipulated in clauses 21.3 and 21.4 of this Section;
- the issue proposed for the agenda of the General Meeting of the Company's shareholders is beyond its competence and/or does not comply with the requirements of the Federal law "On joint-stock companies" and other legislation of the Russian Federation.

21.6. The motivated resolution of the Board of Directors of the Company rejecting the motion to include the issue in the agenda of the General Meeting of Shareholders or to put a candidate on the list of nominees to the corresponding authority of the Company shall be sent to shareholders (shareholder) who have submitted the issue or nominated the candidate within three days from the date of its passing.
21.7. The Board of Directors may not amend the texts of issues proposed for the agenda of the General Meeting of Shareholders or texts of resolutions thereon.
The Board of Directors may include issues in the agenda of the General Meeting of Shareholders or put candidates on the nominee list at its own discretion in addition to the issues proposed for the agenda of the General Meeting of Shareholders as well as in case there are no such proposals or there are no or not enough candidates nominated by shareholders to appropriate authorities.

Section 22. List of persons entitled to participate in the General Meeting of Shareholders

22.1. The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of details in the Shareholders' Register of the Company as of the date specified by the Board of Directors. The date of compiling the list of persons entitled to participate in the General Meeting of Shareholders may not be set before the date of making a decision on holding a General Meeting of Shareholders, less than 45 days or more than 50 days prior to the date of the General Meeting of Shareholders, and if the agenda of the Extraordinary Meeting of Shareholders contains the issue on election of members of the Company's Board of Directors, more than 65 days prior to the date of the General Meeting of Shareholders.
In case of transfer of shares after the date of compiling the list but prior to the date of the General Meeting the person included in the list of persons entitled to participate in the General Meeting shall issue to the purchaser the power of attorney for voting or vote at the General Meeting in accordance with the instructions of the purchaser. This rule shall also apply to each further case of share transfer.
22.2. For the purposes of compiling a list of persons entitled to participate in the General Meeting of Shareholders a nominee shareholder shall submit the information on his beneficiaries as of the date of the list compiling.
22.3. The list of persons entitled to participate in the General Meeting of Shareholders shall contain the name of each of such persons, information necessary for their identification, information on the number and category (class) of shares providing him the right to vote, mailing address in the Russian Federation for sending notifications of the General Meeting of Shareholders, voting ballots

and the report on the results of voting.
The list of persons entitled to participate in the General Meeting of Shareholders shall be submitted by the Company for consideration upon requests of the persons included in that list and holding not less than one percent of the votes. In this case the details of documents and mailing addresses of individuals included in that list may be submitted only with the consent of such individuals.
The Company shall, upon request of any interested person, submit to such person an extract from the list of persons entitled to participate in the General Meeting of Shareholders containing the information on such person or a note that such person is not included in the list of persons entitled to participate in the General Meeting of Shareholders.
22.4. The list of persons entitled to participate in the General Meeting of Shareholders may be amended only to recover infringed rights of the persons not included in the list of persons entitled to participate in the General Meeting of Shareholders as of the date of its compiling or to correct the mistakes made during its compiling.

Section 23. Information to be submitted to shareholders

23.1. Information (materials) subject to submission to the persons entitled to participate in the General Meeting of Shareholders in the course of preparation for the General Meeting of Shareholders shall include: financial statements, including the Auditor's opinion and the Audit Commission's opinion upon the results of audit of the annual financial statements, information on the candidate (candidates) for election to the executive bodies of the Company, the Board of Directors of the Company, the Audit Commission of the Company, the Counting Commission of the Company, draft amendments and additions to the Charter of the Company or the revised draft Charter of the Company, draft versions of internal documents of the Company, draft versions of resolutions of the General Meeting of Shareholders and information (materials) provided for by the Charter of the Company.
The persons entitled to participate in the General Meeting of Shareholders may obtain the said information (materials) for consideration in the premises of the executive bodies of the Company and other places at the addresses specified in the notification of the general meeting of shareholders within 20 days or, if the agenda of the General Meeting of Shareholders contains the issue of reorganization of the Company, within 30 days prior to the General Meeting of Shareholders.
The persons entitled to participate in the General Meeting of Shareholders may obtain the copies of the said documents upon the written request filed with the executive authority of the Company.

Section 24. Voting ballot

24.1. Voting ballot shall be sent or handed over against signature to each of the persons entitled to participate in the General Meeting of Shareholders not later than 20 days prior to the respective General Meeting of Shareholders.
Voting ballot shall be sent by registered mail at the addresses specified in the list of persons entitled to participate in the General Meeting of Shareholders.
24.2. The voting ballot shall contain the following information:
* full corporate name of the Company and its location;
* form of the General Meeting of Shareholders (meeting or absentee voting);
* date, place and time of the General Meeting of Shareholders or deadline for acceptance of voting ballots in case the General Meeting of Shareholders is held in the form of absentee voting, mailing address at which completed ballots may be sent;
* texts of resolutions on each issue (name of each nominee) voted by this ballot;
* variants of voting on each issue of the agenda expressed as "yes", "no" or "abstained";
* note that the voting ballot shall be signed by the shareholder or his proxy.
In case of cumulative voting the voting ballot shall contain the appropriate information and the explanation of the nature of cumulative voting.

Section 25. Quorum of the General Meeting of Shareholders

25.1. The General Meeting of Shareholders is considered valid (has a quorum) in case the shareholders present possess more than a half of votes provided by outstanding voting shares of the Company.
The shareholders are considered present at the General Meeting of Shareholders if they register for participation in that meeting or the ballots of such shareholders are received not later than two days before the date of the General Meeting of Shareholders. In case of absentee voting the shareholders are considered present at the General Meeting of Shareholders if the ballots of such shareholders are received before the deadline for receipt of ballots.
In case the agenda of the General Meeting of Shareholders includes the issues, which shall be voted by different composition of voters, the quorum shall be determined separately in respect of such issues.
25.2. In case there is no quorum for the Annual General Meeting of Shareholders, the second General Meeting of Shareholders with the same agenda shall be held. In case there is no quorum for the Extraordinary General Meeting of Shareholders, the second General Meeting of Shareholders with the same agenda may be held.
The second General Meeting of Shareholders is considered valid (has a quorum) in case the shareholders present possess not less than 30% of votes provided by outstanding voting shares of the Company.
The notification on the General Meeting of Shareholders shall be provided in accordance with the requirements of the Federal law "On joint-stock companies".
25.3. In case the second General Meeting of Shareholders is held less than 40 days after the invalid General Meeting of Shareholders, the list persons entitled to participate in the General Meeting of Shareholders shall be determined in accordance with the list of persons who were entitled to participate in the invalid General Meeting of Shareholders.

Section 26. Voting at the General Meeting of Shareholders

26.1. Voting at the General Meeting of Shareholders shall be held in compliance with the principle "one voting share of the Company – one vote", unless the voting is cumulative.
26.2. In case of voting held by the ballots the votes shall only counted if one of possible voting variants is left. Voting ballots filled in breach of this requirement are considered invalid and the appropriate votes shall not be considered.
In case the voting ballot contains several issues put to a vote, failure to comply with the said requirements in respect of one or several issues does not cause invalidity of the whole voting ballot.
26.3. The results of the voting shall be calculated by the Counting Commission of the Company. The number of members and personal membership of the Counting Commission shall be approved by the General Meeting of Shareholders and remain in force until the election of the new membership of the Counting Commission by the General Meeting of Shareholders. Members of the Board of Directors of the Company, members of the Audit Commission of the Company, members of the Company Management, the General Director and the persons nominated to these offices may not be members of the Counting Commission;
26.3.1. In case the number of shareholders possessing the voting shares exceeds 500 (five hundred), the functions of the Counting Commission of the Company shall be performed by the Registrar.
26.3.2. The Counting Commission shall check the powers of and register persons participating in the General Meeting of Shareholders, determine the quorum of the General Meeting of Shareholders, clarify the issues arising in connection with exercising the voting rights by the shareholders (their proxies) at the General Meeting, clarify the voting procedure upon the issues put to a vote, provide the compliance with the prescribed voting procedure and the observance of

shareholders' voting rights, count the votes and calculate the results of the voting, compile the protocol of the voting, which shall be signed by the members of the Counting Commission, and after that shall transfer the voting ballots to the Company archive.
26.4. The protocol of the voting shall be attached to the minutes of the General Meeting of Shareholders.
26.5. The results of the voting shall be announced at the General Meeting of Shareholders or to shareholders after closing the General Meeting of Shareholders by means of publishing the report on the results of the voting in the newspapers "Gazeta" and "Gazeta MG", and placing the information on the website of Open Joint-Stock Company "NLMK" within 25 days from the date of the respective resolution.

Section 27. Minutes of the General Meeting of Shareholders

27.1. The minutes of the General Meeting of Shareholders shall be compiled within 15 days from the date of closing the General Meeting of Shareholders and in no less than two copies. All copies of the minutes shall be signed by the Chairman of the General Meeting of Shareholders and the Secretary of the General Meeting of Shareholders.
27.2. The minutes of the General Meeting of Shareholders shall contain the following information:
- place and date of the General Meeting of Shareholders;
- the total number of votes possessed by holders of voting shares of the Company;
- the number of votes possessed by the shareholders present at the meeting;
- the Chairman (presidium) and the Secretary (secretariat) of the meeting, the agenda of the meeting.

The minutes of the General Meeting of Shareholders of the Company shall reflect the executive summaries of speeches, issues put to vote and the results of voting upon such issues, resolutions adopted by the Meeting.

Section 28. Extraordinary General Meeting of Shareholders

28.1. Extraordinary General Meeting of Shareholders shall be held according to the resolution of the Board of Directors of the Company adopted at its own discretion, upon the request of the Audit Commission of the Company, the Auditor of the Company or shareholders (shareholder) possessing not less than 10 percent of voting shares of the Company as of the date of the request. Extraordinary General Meeting of the Company shall be summoned by the Board of Directors of the Company and conducted within 40 days from the date of the request to conduct an Extraordinary General Meeting of Shareholders submitted by the Audit Commission, the Auditor, or shareholders. In case the proposed agenda of the Extraordinary General Meeting of Shareholders contains the issue on election of members of the Board of Directors of the Company, or the Board of Directors of the Company is bound to decide on holding an Extraordinary General Meeting of Shareholders in order to elect members of the Board of Directors of the Company in accordance with the Federal law "On joint-stock companies", such General Meeting of Shareholders shall be held within 70 days from the date of the appropriate request or the resolution of the Board of Directors of the Company on summoning the meeting.
28.2. The request on Extraordinary General Meeting of shareholders shall contain the issues to be included in the agenda of the meeting. The request to hold an Extraordinary General Meeting of shareholders may contain draft texts of resolutions on each of the said issues and proposals on the form of the General Meeting of Shareholders.
The Board of Directors of the Company may not make amendments or additions to texts of issues included in the agenda, draft texts of resolutions on the said issues or change the proposed form of the Extraordinary General Meeting of Shareholders called upon request of the Audit Commission of the Company, the Auditor of the Company or shareholders (shareholder) possessing not less than 10 percent of voting shares of the Company.
28.3. In case the request on the Extraordinary General Meeting of Shareholders is submitted by

shareholder(s), it shall contain the names of shareholder(s) submitting such a request and specify the number and category (class) of shares held by them.
The request on summoning an Extraordinary General Meeting of shareholders shall be signed by the person(s) submitting the request on summoning the Extraordinary General Meeting of shareholders.
28.4. Resolution on the summoning of the Extraordinary General Meeting of shareholders or on the refusal to summon such a meeting shall be passed by the Board of Directors of the Company within five days from the date of the request on summoning an Extraordinary General Meeting of shareholders submitted by the Audit Commission of the Company, the Auditor of the Company or shareholder(s) possessing not less than 10 percent of voting shares of the Company.
Resolution on refusal to summon the Extraordinary General Meeting of Shareholders upon the request of the Audit Commission of the Company, the Auditor of the Company or shareholder(s) possessing not less than 10 percent of voting shares of the Company may be passed in case:

- the procedure of submitting the request on summoning an Extraordinary General Meeting of Shareholders is not complied with;
- shareholder(s) demanding to summon the Extraordinary General Meeting of shareholders do not possess the necessary number of voting shares of the Company;
- none of the issues proposed to be included in the agenda of an Extraordinary General Meeting of Shareholders is referred to its competence and (or) complies with the requirements of the Federal law "On joint-stock companies" and other legal acts of the Russian Federation.

28.5. Resolution of the Board of Directors of the Company on summoning an Extraordinary General Meeting of Shareholders or motivated resolution on refusal to summon such meeting shall be sent to the persons demanding its summons by registered mail within three days from the date of such resolution.
28.6. In case the Board of Directors of the Company has not decided to summon an Extraordinary General Meeting of Shareholders within the prescribed term or has refused to summon such meeting, the Extraordinary General Meeting of Shareholders may be summoned by the bodies and persons demanding its summons.

CHAPTER 5. The Board of Directors

Section 29. General provisions

29.1. The Board of Directors of the Company shall exercise general management of the Company's activities with the exception of the issues referred by this Charter to the competence of the General Meeting of Shareholders.
29.2. The Board of Directors shall consist of 9 persons.
29.3. The Board of Directors is entitled to form the Committees comprised from the members of the Board of Directors. The establishment and activities' procedures of the Committees, their functions and powers shall be determined by the appropriate provisions approved by the Board of Directors of the Company.
29.4. In the performance of their duties, members of the Board of Directors may receive remuneration and compensation for all costs arising in connection with exercising the powers of members of the Board of Directors. Amounts of such remunerations and compensation shall be determined by the Regulation on remuneration of members of the Board of Directors approved by the resolution of the General Meeting of Shareholders of the Company.

Section 30. Competence of the Board of Directors

30.1. The Board of Directors of the Company exercise its activities in accordance with the Federal law "On joint-stock companies", this Charter, Regulation on the Board of Directors approved by the General Meeting of Shareholders of the Company.

30.2. The competence of the Board of Directors of the Company includes the general management of the Company with the exception of the issues referred by this Charter and the Federal law "On joint-stock companies to the competence of the General Meeting of Shareholders.
The following issues shall be within the jurisdiction of the Board of Directors of the Company:

1) Definition of the priorities of the Company;
2) Convocation of the Annual and Extraordinary General Meeting of Shareholders, unless the Extraordinary General Meeting of Shareholders may be convoked by the bodies and persons demanding its convocation in accordance with the Federal law "On joint-stock companies";
3) Approval of the agenda of the General Meeting of Shareholders;
4) Setting the date on which the list of persons entitled to participate in the General Meeting of Shareholders shall be compiled and other issues referred to the competence of the Board of Directors of the Company in accordance with the Federal law "On joint-stock companies" and related to preparation and conduct of the General Meeting of Shareholders;
5) Preliminary approval of annual reports of the Company and annual accounting reports, including profit and loss statements, upon the results of a financial year;
6) Increase of the Charter Capital of the Company through offering additional shares by the Company at the expense of the Company's property within the scope of authorized for issuance shares;
7) Increase of the Charter Capital of the Company through offering of additional shares by the Company by means of open subscription if the number of shares additionally placed does not exceed 25 percent of outstanding common shares of the Company;
8) Acquisition of shares placed by the Company in accordance with cl.2 art.72 of the Federal law "On joint-stock companies";
9) Approval of resolutions on issue of securities, securities issue prospectus, report on the results of issue, making amendments and additions to the said documents;
10) Placing bonds and other issued securities by the Company in cases provided for by the Federal law "On joint-stock companies";
11) Determining the price (monetary estimation) of property, the price of distribution and redemption of issued securities in cases provided for by the Federal law "On joint-stock companies";
12) Acquisition of bonds and other securities placed by the Company in cases provided for by the Federal law "On joint-stock companies";
13) Forming the Company Management Board and early termination of its powers, establishing the amount of remunerations and compensation paid to members of the Management Board, conclusion of agreements (contracts) on behalf of the Company with the General Director and members of the Management Board;
14) Determining the terms and conditions of contracts with members of the Management Board and the General Director of the Company;
15) Issuing recommendations to the General Meeting of Shareholders concerning the amount of remunerations and compensations paid to members of the Audit Commission of the Company and determining the amount of the Auditor's remuneration;
16) Issuing recommendations to the General Meeting of Shareholders concerning the amount of dividends on shares and procedure for their payment;
17) Issuing recommendations to the General Meeting of Shareholders concerning the procedure for distribution of profit and loss of the Company upon the results of a financial year;
18) Application of the Reserve Fund resources and the resources of other funds of the Company;
19) Approval of internal documents of the Company, with the exception of internal documents which are subject to approval by the General Meeting of Shareholders in

accordance with this Charter and the Federal law "On joint-stock companies" and other internal documents of the Company which are subject to approval by the General Director and the Management Board in accordance with this Charter;

20) Establishing and liquidation of branches and establishing and liquidation of representative offices of the Company, approval of regulations on branches and representative offices, making amendments and additions to such regulations;
21) Approval of major transactions in cases provided for by chapter X of the Federal law "On joint-stock companies";
22) Approval of transactions provided for by chapter XI of the Federal law "On joint-stock companies";
23) Approval of the Registrar of the Company and terms and conditions of the contract therewith, termination of contract with the Registrar of the Company;
24) Suspension of activities of the General Director;
25) Appointment of the interim General Director;
26) Deciding on the Company's participation in other organizations, except participation in holding companies, financial and industrial groups, associations and other unions of commercial companies;
27) Formation of Committees by the Board of Directors, approval of internal documents regulating activity of such Committees;
28) Other issues in compliance with the Federal law "On joint-stock companies" and this Charter;

30.3. The issues referred to the competence of the Board of Directors may not be delegated to the executive body of the Company.

Section 31. Election of members of the Board of Directors

31.1. Members of the Board of Directors are elected by cumulative voting until the next annual meeting. The candidates who have polled the majority of votes are considered elected to the Board of Directors of the Company.
31.2. In case the annual General Meeting of Shareholders was not held within the periods stipulated in this Charter or the Federal law "On joint-stock companies", the powers of the Board of Directors of the Company shall terminate, except the powers on arrangement, convocation and conduct of the Annual General Meeting of Shareholders.
31.3. Powers of the Board of Directors may be early terminated in respect of all members of the Board by resolution of the General Meeting of Shareholders.

Section 32. Chairman of the Board of Directors

32.1. The Chairman of the Board of Directors of the Company shall be elected by members of the Board of Directors of the Company from among them by the majority of total number of votes in the Board of Directors.
Members of the Company Management Board may not comprise more than one fourth of the membership in the Board of Directors of the Company. The General Director may not simultaneously be the Chairman of the Board of Directors of the Company.
The Board of Directors may at any time re-elect its Chairman by the majority of votes of members in the Board of Directors if the issue on re-election is included in the agenda of a meeting of the Board of Directors.
32.2. The Chairman of the Board of Directors arranges its work, summons meetings of the Board of Directors and presides at such meetings, arranges for keeping minutes at the meetings, presides at the General Meeting of Shareholders or delegates the powers of presiding at the General Meeting of Shareholders to another member of the Board of Directors.
32.3. In the absence of the Chairman of the Board of Directors, his duties shall be performed by the

Deputy Chairman or by a member of the Board of Directors in accordance with the resolution of the Board of Directors.
Transfer of a vote from one member of the Board of Directors to another member of the Board of Directors is not allowed.

Section 33. Meeting of the Board of Directors

33.1. The Board of Directors operates in the form of meetings held in accordance with the Schedule approved by the Chairman of the Board of Directors. Meetings of the Board of Directors shall be held on a regular basis not less than 6 times per year.
33.2. Meetings of the Board of Directors may be held by absentee voting (by pole) at the discretion of the Chairman of the Board of Directors. The resolution of the Chairman of the Board of Directors on holding a meeting by pole shall contain the text of issues included in the agenda, the form of voting ballot, the list of information (materials) provided to members of the Board of Directors, the date of sending ballots and information materials to members of the Board of Directors, the date and address to which ballots shall be sent. Resolution of the Board of Directors on termination of the powers of the Chairman of the Board of Directors, the Company Management and on other issues provided by subclauses 1-7, 10-15, 21-26 clause 30.2 section 30 chapter 5 of this Charter may not be passed by way of absentee voting.
In case of holding the meeting of the Board of Directors of the Company in the form of absentee vote (by pole) resolution of the Board of Directors is considered passed if it polled a majority of votes given by the elected members of the Board of Directors.
Information on the results of voting shall be provided to the members of the Board of Directors in writing within five days.
33.3. Extraordinary meetings of the Board of Directors may be summoned by the Chairman of the Board of Directors at his own discretion, upon request of a member of the Board of Directors, Audit Commission, Auditor, General Director and shareholders (shareholder) possessing not less than 5 percent of voting shares of the Company. The form of meeting shall be determined by the person demanding the summons of the Board of Directors. The procedure of convocation and conduct of meetings shall be determined by the Board of Directors.
33.4. A member of the Board of Director not present at the meeting of the Board of Directors shall notify the Chairman of the Board of Directors of his absence in good time.
33.5. A member of the Board of Directors not present at the meeting of the Board of Directors may submit to the Chairman of the Board of Directors in good time a resolution in writing on the issues included in the agenda of the meeting of the Board of Directors.
33.6. The quorum for the meeting of the Board of Directors shall not be less than five elected members of the Board of Directors. In case the number of the members of the Board of Directors becomes less than five, the Company shall summon the Extraordinary General Meeting of Shareholders in order to elect new members in the Board of Directors. Remaining members of the Board of Directors may adopt only resolutions on the summons of such Extraordinary General Meeting of shareholders.
33.7. Resolutions at meetings of the Board of Directors shall be adopted by open voting by simple majority of members of the Board of Directors present at the meeting, unless otherwise provided for by this Charter and the Federal law "On joint-stock companies". Each member of the Board of Directors shall have one vote at meetings of the Board of Directors.
33.8. The minutes shall be kept at the meetings of the Board of Directors. The minutes of a meeting of the Board of Directors shall be issued within three days from the date of the respective meeting.
The minutes of the meeting of the Board of Directors shall specify place and date of the meeting, persons present at the meeting, the agenda of the meeting, issues put to a vote, the results of voting upon such issues and the resolutions adopted.
The minutes of the meeting of the Board of Directors shall be signed by the person presiding at the meeting responsible for the completeness of the minutes and by the Secretary of the Board of

Directors and shall have the seal of the Board of Directors of the Company. Opinions of members of the Board present at the meeting shall be submitted in writing, signed by the appropriate members and filed to the minutes.
33.9. The agenda of the meeting of the Board of Directors shall be drafted by the Chairman of the Board of Directors in accordance with proposals of persons entitled to demand the summons of a meeting of the Board of Directors.
33.10. Notifications of meetings of the Board of Directors shall be sent to each member of the Board of Directors personally in writing by registered mail or by wire with return receipt not later than 7 consecutive days prior to the date of the meeting. The notification shall include the information on the date and place of the meeting and the list of issues included into the agenda, which may not be changed afterwards. Information (materials) concerning the issues included in the agenda of the meeting shall be sent to members of the Board of Directors simultaneously with the notification of the meeting of the Board of Directors. In case the meeting of the Board of Directors is summoned in order to consider the issue on the summons of the Extraordinary Meeting of Shareholders, notifications of the meeting of the Board of Directors shall be sent by facsimile not later than 2 days prior to the date of the meeting.

Section 34. Corporate secretary of the Company

34.1. The Board of Directors of the Company shall appoint the Corporate Secretary of the Company (the secretary of the Board of Directors of the Company) as advised by the Chairman of the Board of Directors.
34.2. The Corporate Secretary assists the Chairman of the Board of Directors in convocation and conduct of meetings of the Board of Directors and provides arrangement and holding of the General Meeting of Shareholders in accordance with the requirements of the applicable legislation, the Charter and internal documents of the Company on the basis of the resolution on the General Meeting of Shareholders.
34.3. Activities of the Corporate Secretary of the Company shall be governed by the provisions of the Regulation on the Board of Directors of the Company approved by the General Meeting of Shareholders.

CHAPTER 6. Executive bodies

Section 35. Structure of executive bodies

35.1. Management of the day-today operations of the Company shall be carried out by the single-person executive body of the Company – the General Director and the collegial executive body of the Company – the Management Board.
35.2. The competence of the General Director and the Management Board shall include all issues arising in connection with the management of the day-today operations of the Company, unless such issues are referred to the competence of the General Meeting of Shareholders and the Board of Directors.
The Director General and the Management Board arrange for the execution of resolutions adopted by the General Meeting of Shareholders and the Board of Directors.
35.3. The General Director also performs the duties of the Chairman of the Company Management Board.

Section 36. The General Director

36.1. The General Director shall manage the day-today operations of the Company, arrange for the execution of resolutions adopted by the General Meeting of Shareholders and the Board of Directors.

36.2. Rights and duties of the Director General shall be determined by the applicable legislation of the Russian Federation and the contract concluded with the Company in accordance with this Charter. The contract shall be signed by the Chairman of the Board of Directors on behalf of the Company and may be terminated at any time by resolution of the General Meeting of Shareholders in accordance with the applicable legislation.
The relationships between the Company, the single-person executive body and members of the collegial executive body of the Company shall be governed by the labour legislation of the Russian Federation to the extent it complies with the provisions of the Federal law "On joint-stock companies".
36.3. The Director General shall be elected by the General Meeting of Shareholders for a one-year term, unless otherwise stipulated in resolution of the General Meeting of Shareholders.
36.4. The Board of Directors of the Company may by its resolution suspend the powers of the General Director. The Board of Directors of the Company shall simultaneously with the said resolution pass a resolution on appointment of the Interim General Director and on summoning the Extraordinary General Meeting of Shareholders in order to decide on early termination of powers of the General Director and election of the new General Director or transfer of powers of the General Director to a managing organization or an executive manager.
The said resolutions shall be passed by the majority of three fourth of members of the Board of Directors, provided that the votes of the present members of the Board of Directors are disregarded.
The Interim Director General of the Company exercises the management of the day-today operations of the Company within the competence of the Director General provided for by this Charter and bears the responsibility stipulated in this Charter for the Director General.

Section 37. Competence of the General Director

37.1. The competence of the Director General includes all issues arising in connection with the management of day-today operations of the Company, unless such issues are referred to the exclusive competence of the General Meeting of Shareholders, the Board of Directors or the Management Board.
37.2. The General Director may act on behalf of the Company without the power of attorney and is entitled to:
- provide operative management of the Company;
- put the first signature on financial documents;
- represent the Company's interests both in the Russian Federation and abroad;
- approve the personnel list, conclude labour agreements with employees of the Company, dismiss, award and fine such employees;
- control the work of the Management Board and preside at its meetings;
- submit the composition of the Management Board for approval to the Board of Directors;
- make transactions on behalf of the Company, unless otherwise stipulated in the Federal law "On joint-stock companies" and this Charter;
- issue powers of attorney on behalf of the Company;
- open bank accounts of the Company;
- arrange keeping of books and records of the Company;
- issue orders and instructions which are binding for all employees of the Company;
- determine the scope of information which constitutes the trade secret of the Company and remedies for such information in accordance with the applicable legislation;
- approve the internal documents of the Company governing current activity of the Company, unless the approval of such documents is referred to the competence of the Management Board of the Company.
37.3. The General Director may appoint the Deputy General Director with the prior consent of the Chairman of the Board of Directors for the period of his absence.

Section 38. Management Board

38.1. The Management Board is the collegial executive body of the Company and acts in accordance with the Federal law "On joint-stock companies", the Charter of the Company and the Regulation on the Management Board of the Company approved by the General Meeting of Shareholders.
38.2. The structure and membership of the Management Board are as advised by the Director General. The contract with each member of the Management Board shall be concluded by the Chairman of the Board of Directors in accordance with the applicable legislation and may be terminated at any time by resolution of the Board of Directors.
38.3. The exclusive competence of the Management Board of the Company includes:
- elaboration of the development strategy of the Company and submitting it for consideration of the Board of Directors;
- approval of transactions with the assets of the Company provided that the payment under such transaction or value of property, which is the subject of the transaction exceeds 10 percent of book value of the Company's assets, except the transactions made in the normal course of business;
- approval of internal labour regulations and other internal acts according to the list determined by the Director General;
- conclusion of the collective agreement with the staff of the Company (its authorized body);
- other issues referred to the competence of the Management Board of the Company by the applicable legislation of the Russian Federation.

38.4. The quorum for meetings of the Management Board shall be determined by the Regulation on the Management Board of the Company and may not be less than a half of members. In case the number of members of the Management Board becomes less than the said quorum, the Board of Directors of the Company shall pass a resolution on forming the new Management Board.
The minutes shall be kept at meetings of the Management Board. The minutes of the meeting of the Management Board shall be made available to members of the Board of Directors of the Company, the Audit Commission of the Company or the Auditor of the Company upon request.
Meetings of the Management Board shall be arranged by the Chairman of the Management Board – the General Director or other person performing his duties.
Transfer of vote by a member of the Management Board to another person, including a member of the Management Board, is not allowed.
38.5. Members of the Management Board of the Company shall be governed by the special labour regulation provisions stipulated in the Chapter 43 of the Labour Code of the Russian Federation for a head of an organization.

CHAPTER 7. Responsibility of members of executive bodies of the Company

Section 39. Responsibility of members of the Board of Directors, members of the Management Board and the General Director of the Company

39.1. Members of the Board of Directors, members of the Management Board, the General Director of the Company shall exercise their rights and perform their duties fairly, reasonably, for the benefit of the Company and in accordance with the applicable legislation of the Russian Federation and the Charter of the Company.
39.2. Members of the Board of Directors, members of the Management Board and the General Director of the Company are responsible to the Company for damages incurred by the Company through their fault (failure to perform of improper performance of their duties, breach of the legislation, the Charter of the Company and resolutions of general meetings) or omissions in accordance with the applicable legislation, unless other grounds and measure of responsibility are provided for by Federal laws.
However, members of the Board of Directors and members of the Management Board, who voted

against the resolution which had caused such damages to the Company or did not participate in that voting shall not be held responsible to the Company.
39.3. In case several members of the Board of Directors or the Management Board of the Company are responsible to the Company, they shall bear joint responsibility.
39.4. The person performing duties of the General Director or a member of the Management Board may only participate in management bodies of other organizations (overlap offices) with the consent of the Board of Directors.

CHAPTER 8. Major transactions. Interest in a transaction conducted by the Company

Section 40. Major transaction

40.1. The transaction (including loan, credit, pledge, suretyship) or several related transactions connected with Company's acquisition, disposal or possibility to dispose, either directly or indirectly, of the property with the value equal to 25 or more percent of the book value of the Company's assets, provided that such book value shall be determined with respect to the data of its records at the last reporting date, except the transactions made in normal course of business of the Company, transactions connected with distribution of common shares of the Company by means of subscription (sale) and the transactions connected with distribution of issued securities convertible to common shares of the Company, is considered a major transaction.
In case of disposal or possibility of disposal of property the value of such property compared to the book value of the Company's assets shall be the value of the said property determined with respect to the data of accounting records; in case of acquisition of property such price shall be the acquisition price of the said property.
40.2. For the purposes of passing a resolution by the Board of Directors of the Company and the General Meeting of Shareholders on approval of a major transaction the price of the disposed or acquired property (services) shall be determined by the Board of Directors in accordance with the article 77 of the Federal law "On joint-stock companies".

Section 41. Procedure of approval of a major transaction

41.1. A major transaction shall be approved by the Board of Directors of the Company or the General Meeting of Shareholders.
41.2. Resolution on approval of a major transaction made in respect of the property with the value of 25 to 50 percent of the book value of the Company's assets shall be adopted by the unanimous resolution of the Board of Directors of the Company, provided that the votes of retired members of the Board of Directors are disregarded.
In case there is no unanimous opinion in the Board of Directors of the Company, the issue on approval of a major transaction shall be transferred to the General Meeting of Shareholders by resolution of the Board of Directors of the Company. In this case a resolution on approval of a major transaction shall be passed by the General Meeting of Shareholders of the Company by a majority of votes of shareholders possessing voting shares and present at the General Meeting of Shareholders.
41.3. Resolution on approval of a major transaction in respect of the property with the value of more than 50 percent of the book value of the Company's assets shall be passed by the General Meeting of Shareholders by a majority of three fourths of votes given by shareholders possessing voting shares and present at the General Meeting of Shareholders.
41.4. The resolution on approval of a major transaction shall specify its party (parties), beneficiary (beneficiaries), price, subject of a transaction and other essential conditions.

Section 42. Interest in a transaction made by the Company

42.1. In case a member of the Board of Directors, the General Director, the Interim General Director or the Deputy General Director, managing organization or the executive manager, a member of the Management Board of the Company or a shareholder of the Company posessing together with his affiliated persons 20 or more percent of voting shares of the Company and persons entitled to give binding instructions to the Company are considered interested in a transaction (including loan, credit, pledge, shuretyship), such transaction is subject to prior approval by the Board of Directors of the Company or the general General Meeting of Shareholders.
42.2. Resolution on approval of an interested-party transaction shall be passed by the Board of Directors of the Company, unless otherwise stipulated in the Federal law "On joint-stock companies". Such resolution shall be passed by the Board of Directors of the Company by a majority of votes of directors not interested in that transaction.
The independent director is deemed to be a member of the Board of Directors of the Company who is not, and has not been within a year prior to passing the appropriate resolution -

- the General Director, the Interim General Director or the Deputy General Director, the executive manager of the Company, a member of the Management Board, a person holding offices in management bodies of the managing organization;
- a person whose spouse, parents, children, full-blood and half-blood brothers and sisters, adoptive parents and adoptees are persons holding offices in the said management bodies of the Company, managing organization of the Company or holding the office of the executive manager of the Company;
- an affiliated person of the Company other than a member of the Board of Directors of the Company.

42.3. Resolution on approval of an interested-party transaction shall be passed by the General Meeting of Shareholders by a majority of votes of all shareholders not interested in a transaction and possessing voting shares in case a transaction or several related transactions are made in respect of the property with the book value (quotation price of the acquired property) of 2 or more per cent of the book value of the Company's assets according to the data of its records at the last reporting date, except the transactions provided for by the Federal law "On joint-stock companies".
42.4. An interested-party transaction does not require approval of the General Meeting of Shareholders in case the terms and conditions of such transaction have no substantial differences as compared to the terms and conditions of similar transactions between the Company and the interested party in the normal course of business of the Company prior to recognizing the said person as an interested party. This exception applies only to the interested-party transactions made within the period from the moment of recognizing the person as an interested party to the date of the next Annual General Meeting of Shareholders.
42.5. Resolution on approval of an interested-party transaction shall specify its party (parties), beneficiary (beneficiaries), price, subject of a transaction and other essential conditions.
The General Meeting of Shareholders may by its resolution approve a transaction (transactions) between the Company and an interested party, which may be made in future in the normal course of business of the Company. In this case resolution of the General Meeting of Shareholders shall also specify the maximum amount of such transaction (transactions). This resolution remains in force until the next Annual General Meeting of Shareholders.
42.6. For the purpose of passing a resolution by the Board of Directors of the Company and the General Meeting of Shareholders on approval of an interested-party transaction the price of the disposed or acquired property (services) shall be determined by the Board of Directors in accordance with the article 77 of the Federal law "On joint-stock companies".

CHAPTER 9. Audit Commission of the Company

Section 43. Formation and competence of the Audit Commission

43.1. The Audit Commission provides control over financial and economic activities of the Company.
Members of the Audit Commission of the Company may receive remunerations and remunerations for the expenditures arising from the performance of their duties according to resolution of the General Meeting of Shareholders. Amounts of such remunerations and compensations shall be determined by resolution of the General Meeting of Shareholders.
43.2. The Audit Commission of the Company consists of five persons, is elected for one year term and operates in accordance with the Regulation on the Audit Commission approved by the General Meeting of Shareholders as advised by the Board of Directors.
In case the number of members of the Audit Commission becomes less than three persons, the Board of Directors shall call the Extraordinary General Meeting of Shareholdersin order to elect the new membership of the Audit Commission, which remains in force until the ordinary General Meeting of Shareholdersof the Company.
43.3. The Regulation on the Audit Commission stipulates the procedures of the Audit Commission's operation, powers of its members, composition, amount and payment procedure of remuneration and compensation to members of the Audit Commission.
43.4. Members of the Audit Commission may not at the same time be members of the Board of Directors of the Company and hold other offices in management bodies of the Company.
Shares held by members of the Board of Directors of the Company or by persons holding offices in management bodies of the Company may not participate in the voting for election of members of the Audit Commission.

Section 44. Inspection (revision) of financial and economic activities of the Company

44.1. Inspection (revision) of financial and economic activities of the Company is performed upon the results of activity for a year or at any time at the discretion of the Audit Commission of the Company and according to resolution of the General Meeting of Shareholders, the Board of Directors or upon the request of shareholder(s) possessing not less than 10 percent of voting shares of the Company.
44.2. Persons holding executive positions of the Company shall submit the documents and/or provide reports on financial and economic activities of the Company upon request of the Audit Commission of the Company.

CHAPTER 10. Accounting and records. Auditor of the Company

Section 45. Accounting and financial statements of the Company

45.1. The Company shall keep its books and records and submit the financial statements within the procedure provided for by the applicable legislation of the Russian Federation and this Charter.
45.2. The Director General is responsible for arrangement, condition and reliability of the Company's accounting.
45.3. Reliability of information contained in the annual report of the Company and annual financial statements shall be confirmed by the Audit Commission of the Company.
45.4. Annual report is subject to prior approval by the Board of Directors of the Company not less than 30 days prior to the date of the Annual General Meeting.

Section 46. Documents keeping

46.1. The Company shall keep documents provided for by the Federal law "On joint-stock companies" at the location of its management body within the procedure and terms determined by the federal authority for the securities market.

Section 47. Information on activity of the Company

47.1. The Company shall disclose:
- annual report of the Company and annual financial statements;
- issue prospectus in respect of the Company's shares in cases provided for by the legislation of the Russian Federation;
- notification of the General Meeting of Shareholders within the procedure provided for by the Federal law "On joint-stock companies";
- other information determined by the federal authority for the securities market.

47.2. The Company shall upon request of shareholders provide them paid access to copies of documents specified in clause 1 article 89 of the Federal law "On joint-stock companies", except the accounting documents and minutes of meetings of the Company's collegial executive body.
The procedure of providing shareholders with the copies of the said documents is governed by the appropriate Regulation approved by the Board of Directors of the Company.

Section 48. Auditor of the Company

48.1. The General Meeting shall approve the Auditor of the Company as advised by the Board of Directors to perform inspection of financial and economic activities of the Company in accordance with the contract between the Auditor and the Company.
48.2. The amount of the Auditor's remuneration and other essential conditions of the contract shall be determined by the Board of Directors of the Company.

CHAPTER 11. Branches and representative offices

Section 49. Legal status of branches and representative offices

49.1. The Company may establish branches and representative offices by resolution of the Board of Directors in the territory of the Russian Federation and abroad in compliance with the requirements of the Russian and foreign laws.
49.2. Branches and representative offices have no status of legal entities, act in accordance with the Regulation approved by the Board of Directors, perform the functions of the Company and protect its interests.

Section 50. List of branches and representative offices.

50.1. At the moment of registration of this Charter the Company has the following branches and representative offices:
1. Far East branch "NLMK – DV" located at: Russia, Vladivostok, ul. Uborevicha, 15.
2. Representative office of the Open Joint-Stock Company "NLMK" in Moscow located at: Moscow, Kotelnicheskaya naberezhnaya, 1/15, bld. B.
3. Representative office of the Open Joint-Stock Company "NLMK" in Novokuznetsk located at: Novokuznetsk, ul. Kirova, 133.
(in the wording of amendments approved by the decision of NLMK Board of Directors, Minutes No. 128 of June 14, 2005)

CHAPTER 12. Liquidation and reorganization of the Company

Section 51. Liquidation of the Company

51.1. The Company may be liquidated in the following cases:

* by resolution of the General Meeting of Shareholders;
* by court decision in accordance with the applicable legislation of the Russian Federation.
51.2. In case of liquidation of the Company the General Meeting of Shareholders of the Company shall pass a resolution on liquidation of the Company and appoint the liquidation commission as advised by the Board of Directors.
51.3. The liquidation commission exercises all powers on management of the Company's activities from the moment of its appointment. The liquidation commission appears before the court on behalf of the Company.
51.4. The liquidation commission performs the following:
- publication of notification of the Company's liquidation and procedure and terms for claims filing by creditors in the official media at the location of the Company. The commission shall provide for the first publication in media not later than a week after its forming and repeat this publication in not less than forty days.
- arrangement of work on recovery of the Company's receivables and exposure of the creditors' claims.
51.5. Upon expiration of the term for creditors' claims the liquidation commission shall draft the interim liquidation balance sheet containing information on composition of the Company's property, claims of creditors and results of their consideration. The interim liquidation balance sheet shall be approved by the General Meeting of Shareholders.
51.6. In case the Company's monetary funds are not enough to satisfy the creditors, the liquidation commission shall arrange for the public sale of other property of the Company within the procedure established for execution of court decisions.
Sale of encryption equipment and strategic facilities may be effected only with the consent of the Federal Agency for Government Communications and Information under the President of the Russian Federation and the authorized federal bodies.
51.7. Upon completion of settlements with the creditors the liquidation commission shall draft the liquidation balance sheet subject to approval by the General Meeting of Shareholders.
51.8. The remaining assets shall be distributed between shareholders within the procedure stipulated in this Charter.
51.9. The Company is considered liquidated from the moment of making the appropriate entry in the Uniform State Register of Legal Entities by the state registration authority.
51.10. The Company shall transfer the documents to the State Archive of the Lipetsk Region simultaneously with making the entry on liquidation in the Uniform State Register of Legal Entities. The list of such documents shall be drafted in compliance with the applicable legislation of the Russian Federation.

Section 52. Reorganization of the Company

52.1. The Company may be reorganized by merger, split-off and transformation in compliance with the procedure stipulated in the applicable legislation of the Russian Federation.

Section 53. Other provisions

53.1. Any other activities of the Company not covered by this Charter shall be governed by the applicable legislation of the Russian Federation.

APPROVED
by the Annual General Shareholders Meeting
of the Open Joint Stock Company
"Novolipetsk Iron and Steel Corporation"

Protocol No. 21

dd. May 20, 2005

Amendment to the Charter of Open Joint Stock Company "Novolipetsk Iron and Steel Corporation".

Clause 1.1 of Article 1 "Name and Location of the Company" shall read as follows:

"1.1. The full name of the Company in Russian is: Открытое Акционерное Общество «Новолипецкий металлургический комбинат».

The abbreviated name of the Company in the Russian language is: ОАО «НЛМК»

The full name of the Company in English is: OJSC Novolipetsk Steel.

The abbreviated name of the Company in English is: NLMK.

The Company is entitled to use the trade mark "STINOL" duly registered in the order established by the Russian Federation law."

APPROVED
By the resolution of the Board of Directors
of the Open Joint Stock Company
"Novolipetsk Steel"

Minutes №128

June 14, 2005

Amendment to the Charter of the Open Joint Stock Company "Novolipetsk Steel"

Amend article 50 "List of branches and representative offices" as follows:

"Article 50. List of branches and representative offices.
50.1. At the moment of registration of the present Charter the Company has the following branches and representative offices:
1. Far East branch "NLMK – DV" located at: Russia, Vladivostok, Svetlanskaya street, 111.
2. Representative office of the Open Joint Stock Company "Novolipetsk Steel" in Moscow located at: Moscow, Kotelnicheskaya naberezhnaya, 1/15, building B.
3. Representation office of the open joint-stock company "Novolipetsk Steel" in Novokuznetsk located at: Novokuznetsk, Kirova street, 133."

QUARTERLY REPORT

Novolipetsk Iron & Steel Corporation

The Issuer's code: 00102-A

for I quarter of 2005

Domicile: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation.

Director General ____________________ **Vladimir P. Nastich**
(signature)

Date "11" May 2005

Director for Accounting - Chief Accountant ____________________ **Alexander A. Sokolov**
(signature)

Date "11" May 2005

Stamp

Contact person: *Valery A. Loskutov*
Deputy Director for Properties and Securities Management – Head of Securities Department
Phone: *(0742)-440-405*
Fax: *(0742)-442-255*
E-mail: *loskutov_va@nlmk.ru*
Web-site where this Quarterly Report is published: **www.nlmk.ru/rus/index/quarterindex.php3**

Introduction

a) Full name of the Issuer:

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Novolipetsk Iron & Steel Corporation

Abbreviation of the name:

ОАО "НЛМК"
NLMK

Novolipetsk Iron & Steel Corporation hereinafter referred to as "the Issuer" or "the Company".

b) Domicile:

2, pl. Metallurgov, Lipetsk 398040, Russia

c) Contact information:

Tel.: ***(0742)-445-010***
E-mail: ***info@nlmk.ru***

d) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

e) Information on the Issuer's securities distributed:
Series: ***1***
Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***undocumentary***
Number of securities distributed: ***5 987 240***
Par value (ruble): ***1***
Method of distribution: ***acquisition at time of transformation into corporation***
Time of distribution: ***from 2.04.1993 till 2.08.1993***

Series: ***2***
Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***undocumentary***
Number of securities distributed: ***5 987 240 000***
Par value (ruble): ***1***
Method of distribution: ***distribution of additional shares among shareholders***
Time of distribution: ***04.05.2004***

f) Other information:

There is no other information.

The present quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and doings occurrence. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future can differ from forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in the present Quarterly Report.

In compiling the present quarterly report the Issuer followed solely the rules and regulation applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:
a) General Shareholders' Meeting;
б) Board of Directors;
в) Collective executive body – Management;
г) Single executive body – General Director.

Members of the Issuer's Board of Directors are:

Oleg V. Bagrin
Year of birth: ***1974***

Nikolay A. Gagarin
Year of birth: ***1950***

Dmitry A. Gindin
Year of birth: ***1946***

Oleg V. Kiselev
Year of birth: ***1953***

Vladimir S. Lisin
Year of birth: ***1956***

Mikhail M. Sagalov
Year of birth: ***1974***

Vladimir N. Skorokhodov
Year of birth: ***1951***

Vyacheslav P. Fyodorov
Year of birth: ***1966***

Igor P. Fyodorov
Year of birth: ***1966***

Members of Management are:

Vladimir P. Nastich
Year of birth: ***1953***

Gergey A. Rakitin
Year of birth: ***1954***

Valery F. Sukhanov
Year of birth: ***1947***

Sergey V. Chelyadin
Year of birth: ***1965***

Galina A. Aglyamova
Year of birth: ***1961***

Igor N. Anisimov
Year of birth: ***1965***

Pavel P. Gorodilov
Year of birth: ***1957***

Anatoly N. Koryshev
Year of birth: ***1944***

Alexander I. Kravchenko
Year of birth: ***1955***

Valery A. Mamyshev
Year of birth: ***1941***

Sergey P. Melnik
Year of birth: ***1961***

Vladislav A. Smirnov
Year of birth: ***1949***

Alexander A. Sokolov
Year of birth: ***1961***

Vladimir A. Tretyakov
Year of birth: ***1960***

Pavel P. Chernov
Year of birth: ***1947***

The Issuer's Director General is:
Vladimir P. Nastich
Year of birth: *1953*

1.2. Information on the Issuer's bank accounts.

No.	Full (abbreviated) name, location, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702840100205045347 40702978300005037751 40702978700205045347	settlement account USD running account USD transit account EUR running account EUR transit account
2	Lipetsk Branch of Savings Bank of the Russian Federation; Lipetsk branch of the RF Savings Bank; 2, ul. Pervomaiskaya 398600 Lipetsk; INN 7707083894; BIC 44206604; Correspondent account 30101810800000000604	40702810535020100831	settlement account
3	Open joint-stock company Bank of social development and construction «Lipetskcombank»; OAO «Lipetskcombank»; 8, ul. Internatsionalnaya 398600 Lipetsk; INN 4825005381; BIC 44206704; Correspondent account 30101810700000000704	40702810500000000772 40702810900000000770 40702810300000000309 40702810800000000317 40702840500000000056 40702840200009000056 40702840300009900056 40702978100000000056 40702978800009000056 40702978900009900056	settlement account settlement account settlement account settlement account USD running account USD transit account USD special transit account EUR running account EUR transit account EUR special transit account
4	Moscow branch of OAO «Lipetskcombank»; 2, 2nd Avtozavodskoy proezd 109004 Moscow; INN 4825005381; BIC 44579254; Correspondent account 30101810500000000254	40702810102000000015 40702840402000000015 40702840102009000015 40702840202009900015 40702978002000000015 40702978702009000015 40702978802009900015	settlement account USD running account USD transit account USD special transit account EUR running account EUR transit account EUR special transit account

5	*Closed joint-stock company «International Moscow Bank »;* *ZAO International Moscow Bank;* *9, Prechistinskaya nab. 119034 Moscow;* *INN 7710030411;* *BIC 44525545;* *Correspondent account 30101810300000000545*	*40702810500010236805* *40702840100010236806* *40702840400010236807* *40702978500010236802* *40702978800010236803*	*settlement account* *USD running account* *USD transit account* *EUR running account* *EUR transit account*
6	*OOO «Deutsche Bank»;* *4, ul. Schepkina 129090 Moscow;* *INN 7702216772;* *BIC 44525101;* *Correspondent account 30101810100000000101*	*40702810400000000132* *40702840200000000234* *40702840800000000236* *40702840500000000235* *40702978800000000014* *40702978400000000016* *40702978100000000015*	*settlement account* *USD running account* *USD transit account* *USD special transit account* *EUR running account* *EUR transit account* *EUR special transit account*
7	*Bank ZENIT (open joint-stock company);* *Bank ZENIT;* *9, Banny pereulok 129110 Moscow;* *INN 7729405872;* *BIC 44525272;* *Correspondent account 30101810000000000272*	*40702810800000002393* *40702840100000002393* *40702840000003002393* *40702840300004002393* *40702978700000002393* *40702978600003002393* *40702978900004002393*	*settlement account* *USD running account* *USD transit account* *USD special transit account* *EUR running account* *EUR transit account* *EUR special transit account*
8	*Joint-stock commercial bank «ROSBANK» (open joint-stock company);* *OAO AKB «ROSBANK»;* *11, ul M. Poryvaeva 107078 Moscow;* *INN 7730060164;* *BIC 44525256;* *Correspondent account 30101810000000000256*	*40702810500000114727* *40702840900000014727* *40702840800003014727* *40702978500000014727* *40702978400003014727*	*settlement account* *USD running account* *USD transit account* *EUR running account* *EUR transit account*
9	*Joint-stock commercial bank «Moscow Business World» (open joint-stock company),Branch in the city of Vladivostok;* *OAO «MBW-Bank», Branch in the city of Vladivostok;* *3, ul. Mordovtseva 690091 Vladivostok;* *INN 7706074960;* *BIC 40507839;* *Correspondent account 30101810300000000839*	*40702810200060000619* *40702840500060000619* *40702840800061000619*	*settlement account* *USD running account* *USD transit account*
10	*ZAO «Raiffaizenbank»;* *17/1, ul. Trotskaya Moscow 129090,;* *INN 7744000302;* *BIC 44525700;* *Correspondent account 30101810200000000700*	*40702810800001402369* *40702840100001402369* *40702840800000402369* *40702840000004402369*	*settlement account* *USD running account* *USD transit account* *USD special transit account*
11	*Bank of foreign trade (open joint-stock company), additional office No. 15 «Nikitsky»;* *OAO Vneshtorgbank* *16, ul. Kuznetsky Most, Moscow, 103031;* *INN 7702070139;* *BIC 44525187;* *Correspondent account 30101810700000000187*	*40702840100150000039* *40702840500150000040* *40702840800150000041* *40702978700150000039* *40702978100150000040* *40702810000150000156*	*USD running account* *USD transit account* *USD special transit account* *EUR running account* *EUR transit account* *settlement account*
12	*Siberian branch of Savings Bank of the Russian Federation* *27, ul. Toliatti, Novokuznetsk 654080,* *INN 7707083893* *BIC 45004641* *Correspondent account 30101810500000000641*	*40702810526170103161*	*settlement account*

13	*USSR Foreign-Economic Activity Bank, Vneshekonombank;* *9, prospekt Akademika Sakharova 107996 Moscow* *INN 7708011796;* *BIC 044525060;* *Correspondent account 30101810500000000060*	*40702810907059021054* *40702840207059021054* *40702840007059111054* *40702978807059021054* *40702978607059111054*	*settlement account* *USD running account* *USD transit account* *EUR running account* *EUR transit account*
14	*OJSC "ALFA-BANK" Lipetsk branch;* *7, ul. Barasheva, Lipetsk, 398059* *INN 7728168971;* *BIC 44206753;* *Correspondent account: 30101810900000000753*	*40702810700130100719* *40702840600130000057* *40702840500133000057*	*settlement account* *USD running account* *USD transit account*
15	*Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company);* *JSB "Gazprombank" (closed joint-stock company);* *bldg. 1, 16, ul. Nametkina, Moscow, 117420;* *INN 7744001497;* *BIC 44525823;* *Correspondent account: 30101810200000000823*	*40702810400000002531*	*settlement account*

1.3. Information on auditor (auditors) of the Issuer.

1. An Auditor who renders services on independent auditing of accounting and financial statements having been prepared under the legal requirements of the Russian Federation:
Full name: ***Closed joint-stock firm "Auditing Firm "FinEscort""***
Abbreviated name: ***ZAO "AF "FinEscort""***
Domicile: ***Bldg 1, 13/14, ul. Sadovaya Samotechnaya 103473 Moscow, Russia***
Tel. ***(095)-956-16-14***
Fax: ***(095)-234-49-29***
E-mail: ***finescort@fbk.ru***

Auditor's license data:
License No: ***E000004***
Issue date: ***10.04.2002***
Validity: ***within 5 years***
Licenser: ***the Finance Ministry of the RF***

The Financial Statements for the following financial years have been audited by the auditor: ***1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004.***

Factors that could affect Auditor's independence from the Issuer and measures taken by the Issuer and Auditor to reduce influence of the stated factors:
There are no factors that could affect Auditor independence from the Issuer.

Procedure of Auditor appointment:
An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Preparation of recommendations on the Company's Auditor for the Board of Directors is effected by the Commission on Auditing. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Commission on Auditing.

Information on projects executed by Auditor within special auditorial tasks:
Auditor did not execute any projects apart of his direct functions on auditing accounting statements.

Information on any material interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers):
There are no interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers), in particular:

- ***Auditor (Auditor's officers) does not have any share in the Issuer's stockholder capital;***
- ***the Issuer did not grant any loans to Auditor (Auditor's officers);***
- ***there is no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***
- ***there are no the Issuer's officers being simultaneously the Auditor's officers.***

Procedure of Auditor's fee definition:
The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for services rendered by Auditor:
There are no deferred and late payments for services rendered by Auditor.

2. Auditor who renders services on auditing of Consolidated Financial Statements under US GAAP:

Full name: ***Closed joint-stock firm «PricewaterhouseCoopersAudit»***
Abbreviated name: ***ZAO PricewaterhauseCoopersAudit***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(095)-967-60-00***
Fax: ***(095)-967-60-01***
E-mail: ***webmaster@pwc.com***

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***within 5 years***
Licenser: ***the Finance Ministry of the RF***

The Financial Statements have been audited under US GAAP by the auditor for the following financial years: ***2003, 2004.***

Factors that could affect Auditor's independence from the Issuer and measures taken by the Issuer and Auditor to reduce influence of the stated factors:
There are no factors that could affect Auditor independence from the Issuer.

Procedure of Auditor appointment:
An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Preparation of recommendations on the Company's Auditor for the Board of Directors is effected by the Commission on Auditing. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Commission on Auditing.

Information on projects executed by Auditor within special auditorial tasks:
Auditor did not execute any projects apart of his direct functions.

Information on any material interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers):
There are no interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers), in particular:

- ***Auditor (Auditor's officers) does not have any share in the Issuer's stockholder capital;***
- ***the Issuer did not grant any loans to Auditor (Auditor's officers);***
- ***there are no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***
- ***there are no Issuer's officers being simultaneously Auditor's officers.***

Procedure of Auditor fee definition:
The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for services rendered by Auditor:
There are no deferred and late payments for services rendered by Auditor.

1.4. Information on appraiser.

The Issuer did not enlist services of an Appraiser (Appraisers) regarding securities issue, information on which is presented in this Quarterly Report.

Information on appraiser being involved by NLMK for fixed assets revaluation as of 01.01.2000:
Full name: ***Closed joint-stock company «Center of professional appraisals»***
Abbreviated name: ***ZAO «Center of professional appraisals»***
Domicile ***49, Leningradsky prospekt 125468 Moscow Russia***
Tel: ***(095)-943-95-40***
Fax: ***(095)-943-93-28***
E-mail: ***no data***
Data on appraiser's license:
License No.: ***series ЦЛСС Registration No. 000004 code ОЦ***
Issue date: ***June 30, 1999.***
Validity: ***June 30, 2000.***
Licenser: ***Licensing Chamber with Moscow Government***
Information on services rendered by the appraiser: ***appraisal of fixed assets full replacement cost has been performed as of 01.01.2000***

1.5. Information on the Issuer's advisers.

Financial adviser who renders consulting services in securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***ZAO "Renaissance Capital"***

Domicile: *4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia*
Tel: *(095)-258-77-77*
Fax: *(095)-258-77-78*
Web-site in Internet where the financial adviser discloses information on the Issuer: ***www.rencap.com***

Data on licenses of professional activity in securities market:

License of securities market participant for brokerage
License No.: ***177-05370-100000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

License of securities market participant for dealer activity
License No.: ***177-05386-010000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

Services rendered (having been rendered) by the Adviser:

- ***assistance to the Issuer in preparation of securities offering circular;***
- ***verification of authenticity and completeness of all information from Securities Offering Circular, with exception of audited one;***
- ***attestation of Securities Offering Circular as well as documentation that might deem necessary for the Issuer in order to arrange circulation of shares with traders;***
- ***consultations on issues related to preparation of Securities Offering Circular, any other documentation pertained to arrangement of shares circulation and the Issuer going through listing procedure;***
- ***consultations on issues related to disclosure by the Issuer of information in securities market and monitoring over discharge by the Issuer of his liabilities pertaining to disclosure of information in securities market according to requirements of Federal authority on securities market.***

1.6. Information on other persons who signed this Quarterly Report.

There are no such persons.

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indices of the Issuer's activity.

Indice name	*As of 31.12.2000 г.*	*As of 31.12.2001 г.*	*As of 31.12.2002 г.*	*As of 31.12.2003 г.*	*As of 31.12.2004 г.*	*As of 31.03.2005 г.*
Net assets value, thousand rubles	*24 143 358*	*29 773 467*	*44 873 649*	*65 172 684*	*105 390 490*	*116 444 310*
Relation of debt capital to capital and reserves, %	*22,5%*	*19,3%*	*9,2%*	*9,8%*	*8,3%*	*7,2%*
Relation of short-term liabilities to capital and reserves, %	*14,7%*	*19,0%*	*9,0%*	*8,7%*	*7,4%*	*6,3%*
Late debts level, %	*3,9%*	*7,0%*	*4,4%*	*5,9%*	*2,5%*	*1,5%*
	2000 г.	*2001 г.*	*2002 г.*	*2003 г.*	*2004 г.*	*1 кв. 2005 г.*
Cover of payments of debt service (coefficient)	*6*	*4*	*6*	*-**	*-**	*-**
Net assets turnover, times	*2,02*	*1,38*	*1,43*	*1,37*	*1,48*	*0,30*
Turnover of accounts payable (times per year)	*9,81*	*10,42*	*9,80*	*9,03*	*9,61*	*2,49*
Turnover of accounts receivable (times per year)	*6,34*	*5,76*	*8,22*	*9,58*	*11,46*	*2,15*
Profit tax share in the profit before taxation	*30,8%*	*28,9%*	*21,6%*	*24,0%*	*23,7%*	*23,3%*

** in 2003-2004 and in the I quarter of 2005 NLMK had no loans and credits*

For calculation of the a/m indices methods recommended by the Provision on information disclosure by Issuers of securities approved by Resolution Nr. 03-32/nc. dd. July 2, 2003 of Federal Committee of Central Bank.

Analysis of the a/m indices movement attests the stable financial state and solvency of the Issuer in view of stable net assets growth, increase of own capital and its share in sources of finance as well as quite high level of indices of the Issuer's performance.

<u>Increase in the Issuer's net assets amounted to:</u>

23% – as of 31.12.2001 regarding the level of 31.12.2000, which is related to cash and short-term financial investments increase and long-term financial investments growth;

51% – as of 31.12.2002 regarding the level of 31.12.2001, which is caused by:

- *growth of construction in progress, long-term financial investments as well as cash and short-term financial investments increase;*
- *reduction of the Company's long-term investments amount (note loan repayment);*
- *45% – as of 31.12.2003 regarding the level of 31.12.2002, which is related to short-term financial investments increase, growth of short-term accounts receivable and funds amount;*
- *62% – as of 31.12.2004 regarding the level of 31.12.2003, which is primarily caused by long-term financial investments increase (investments in subsidiaries), growth of short-term financial investments (short-term currency deposits) and fixed assets.*
  Net assets amount as of 31.03.2005 increased by 10.5% as compared to the respective indice as of 31.12.2004, which is primarily caused by the increase in accounts receivable, long-term and short-term financial investments and construction in progress.

Indice "relation of debt funds to capital and reserves" for the period of 2000-2002 was steadily decreasing. This positive fact is primarily accounted for by own capital increase at the expense of accumulated profit. Apart from it the amount of loan capital (note loan repayment) decreased within the period of 2000 – 2002.

Insignificant increase of the indice as of 31.12.2003 (up to 9.8%) is related to the Issuer's accounts payable increase and long-term liabilities growth (which is caused by deferred tax liabilities reflection in the Issuer's statement in accordance with new Accounting Rules of the RF).

The indice "relation of debt funds to capital and reserves" decreased by 8.3 % as of 31.12.2004, which is accounted for by significant increase of own capital.

In the I quarter the indice "relation of debt funds to capital and reserves" decreased regarding its level as of 31.12.2004 and amounted to 7.2%. It is primarily accounted for by own capital increase at the expense of accumulated profit and by certain decrease of short-term liabilities.

The current indices attest to an insignificant amount of loan funds in the Company's capital, and consequently, to a low degree of NLMK dependence on loan funds.

The loan funds structure is mainly made up of NLMK's short-term liabilities.

As of 31.12.2001 the correlation of short-term liabilities and own capital increased from 14.7% to 19.0% due to the growth of short-term loan capital (by 1.6 fold) as a result of note loan reflection repaid in 2002 as part of short-term liabilities.

Within 2002–2004 the indice of correlation of short-term liabilities and own capital decreased as a result of significant own capital increase. Apart from it, in 2002 upon the note loan repayment the Issuer's short-term liabilities amount decreased (-28% by 2001).

Net assets turnover

Net assets turnover in2001 decreased as compared to 2000 (to 1.38 fold per year) as a result of growth of net assets average amount by 41% upon sales proceeds reduction by 4%.

In 2002–2003 net assets turnover ration didn't see any significant changes, which is related to comparable growth rates of net assets and sales proceeds.

In 2004 there was certain increase in NLMK's usage of the available resources, net assets turnover ratio reached 1.48.

The I quarter 2005, however, saw a slow-down of net assets turnover which amounted to 1.2 (upon conversion to annual values) and 0.3 as compared to 0.36 of the 4 quarter 2004.

Accounts payable turnover

Accounts payable turnover increased in 2001 (to 10.42 fold per year) regarding the 2000 indice, which is related to sales cost value increase by 17% upon the growth of average amount of accounts payable by 10%.

In 2002 accounts payable turnover ratio decreased (to 9.80) as compared to 2001 as a result of growth of he average amount of accounts payable (+26) which outruns sales cost value (+18%).

The insignificant decrease of accounts payable turnover in 2003 (to 9.03 fold per year) regarding the 2002 indice is caused by the growth of amount of accounts payable by 38% upon the sales cost increase by 28%.

In 2004 accounts payable turnover ratio increased (to 9.61) as compared to 2003 as a result of advanced growth of sales cost value (+46) as compared to the growth of the average amount of accounts payable (+37).

Accounts payable turnover in the I quarter of 2005 accelerated to 2.49 overturns per quarter as compared to 2.38 overturns of the IV quarter of 2004.

Accounts receivable turnover

Accounts receivable turnover in 2001 decreased (to 5.76 fold per year) regarding the 2000 indice, which is caused by growth of the average amount of short-term accounts receivable by 6% and decrease of sales proceeds by 4%.

Accounts receivable turnover in 2002 increased (to 8.22 fold per year) regarding the 2001 indice as a result of significant sales increase (+43%).

In 2003 the indice of accounts receivable turnover increased as compared to 2002 and amounted to 9.58. Accounts payable turnover ratio increase was facilitated by sales proceeds growth (+41%) outrunning the growth of the average amount of accounts receivable (+21).

The indice of accounts receivable turnover in 2004 increased significantly (to 11.46 fold per year) regarding the 2003 indice as a result of significant sales proceeds growth (+68%) upon accounts receivable growth by 38%.

In the I quarter of 2005 accounts receivable turnover ratio decreased slightly regarding the IV quarter of 2004 and amounted to 2.15 (the IV quarter of 2004 – 2.35.)

2.2. The Issuer's market capitalization.

The Issuer's total shares outstanding – 5 993 227 240.

Starting from November 23, 2004 common stock of NLMK listed on "OAO RTS Exchange Market"(ticker symbol - NLMKG).

The value of NLMK capitalization calculated on the basis of the Exchange data as of 31.032005 amounted to 218 178 703 023rubles (determined on the basis of RTS data on market prices of shares traded at the Exchange and calculated according to Russian Central Bank Financial Committee (FKZB) Decree Nr. 03-52/nc dd. 24.12.2003 "On approving the order of calculation of issued securities market price and investment shares of investment funds accepted for circulation through trading organizers and on establishing limits of market price fluctuations").

Starting from January 14, 2005 NLMK's common stock (ticker symbol – NLMK) was included into quotation list "B"of Securities List ("Classical shares market") admitted to trading at NP "RTS Stock Exchange".

The value of NLMK capitalization calculated on the basis of the Partnership data as of 31.03.2005 amounted to 7 856 102 063 USD (determined solely for information purposes upon RTS data on the price of shares traded at the Partnership and may not coincide with the appraisal of the Issuer's property complex).

It should be noted that information on indicative quoting of the Issuer's common stock starting from November 5, 2003 is reflected in «RTS Board» (ticker symbol – nlmk), as these data are not official quotations of securities, they cannot be used for calculation of market capitalization of the Company.

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

thousand rubles

	As of 31.12.2000 г.	As of 31.12.2001 г.	As of 31.12.2002 г.	As of 31.12.2003 г.	As of 31.12.2004 г.	As of 31.03.2005 г.
Accounts payable, total	5 175 698	5 730 990	4 136 107	5 732 265	7 908 754	7 370 486
including:						
overdue accounts payable, total	201 503	398 874	181 696	374 022	217 836	125 507

Overdue accounts payable as per the end of 2000 – the I quarter of 2005 represents accounts payable to certain contractors which arose in the course of commercial relations and was being repaid within the terms agreed by the parties.

The risk of imposing of fines and sanctions as well as interest on default obligations is estimated as low by the Issuer.

The structure of NLMK's accounts payable as of 31.12.2004

thousand rubles

Liabilities	Maturity date						Total
	up to 30 days	31 – 60 days	61 – 90 days	91– 180 days	181 days – 1 year	over 1 year	
Short-term and long-term liabilities, total:	5 066 834	510 382	780 843	6 117	2 274 583	95 628	8 734 3
Accounts payable, total:	4 241 201	510 382	780 843	6 117	2 274 583	95 628	7 908 75
inclusive:							
To suppliers and contractors	1 020 512	157 664	60 697	4 280	209 343	-	1 452 4
notes payable	-	-	-	-	-	90 000	90 00
To the Issuer's affiliated persons	820 991	48 407	19 969	-	58 189	1 124	948 68
Salaries and wages	8 957	-	-	-	-	-	8 957

Arrears to the budget and extra-budget funds	*1 974 193*	-	-	-	-	-	*1 974 1*
*Other accounts payable**	*416 548*	*304 311*	*700 177*	*1 837*	*2 007 051*	*4 504*	*3 434 4*
Credits, total:	-	-	-	-	-	-	-
Loans, total: inclusive:	-	-	-	-	-	-	-
Bonded loans:	-	-	-	-	-	-	-

thousand rubles

Overdue accounts payable, total, inclusive:	*217 836*
To the budget and extra-budget funds	-
Overdue debts on credits	-
Overdue debts on loans	-

**- other accounts payable are made up of other liabilities*

The structure of NLMK's accounts payable as of 31.12.2005

thousand rubles

Liabilities	*Maturity date*						*Total:*
	up to 30 days	*31 – 60 days*	*61 – 90 days*	*91– 180 days*	*181 days – 1 year*	*over 1 year*	
Short-term and long-term liabilities, total:	*4 573 586*	*258 801*	*43 516*	*278 522*	*3 087 368*	*95 329*	*8 337 122*
Accounts payable, total:	*3 606 950*	*258 801*	*43 516*	*278 522*	*3 087 368*	*95 329*	*7 370 486*
inclusive:							
To suppliers and contractors	*1 360 093*	*111 438*	*4 388*	*272 754*	*17 954*	-	*1 766 627*
notes payable	-	-	-	-	-	*90 000*	*90 000*
To the Issuer's affiliated persons	*533 828*	*104 821*	*17 337*	-	*44 997*	-	*700 983*
Salaries and wages	*256 855*	-	-	-	-	-	*256 855*
Arrears to the budget and extra-budget funds	*1 153 776*	-	-	-	-	-	*1 153 776*
*Other accounts payable**	*302 398*	*42 542*	*21 791*	*5 768*	*3 024 417*	*5 329*	*3 402 245*
Credits, total:	-	-	-	-	-	-	-
Loans, total: inclusive:	-	-	-	-	-	-	-
Bonded loans:	-	-	-	-	-	-	-

thousand rubles

Overdue accounts payable, total, inclusive:	*125 507*
To the budget and extra-budget funds	-
Overdue debts on credits	-
Overdue debts on loans	-

**- other accounts payable are made up of other liabilities*

NLMK's accounts payable for the last complete five financial years and as of 31.03.2005 do not incorporate creditors whose share amounts to not less than 10 per cent of the total accounts payable.

There are no obligations unfulfilled by the Issuer as of the date of complete reporting period end and making up 5 % or more of the Issuer's assets book value as of the end of the complete reporting quarter preceding the last reporting quarter end.

2.3.2. The Issuer's credit history.

In the 2000-2004 and in the I quarter of 2005 credit facilities agreements and contracts of debt with amount of principal debt of 10 per cent and over of net assets value were not entered. Borrowings were not taken.

2.3.3. The Issuer's commitments on security to third parties.

thousand rubles

	For 2000	*For 2001*	*For 2002*	*For 2003*	*For 2004*	*For quarter I, 2005*
Commitments on security to third parties, total	*95 840*	*2 720 114*	*526 941*	*1 782 194*	*1 011 632*	*52*

There were no liabilities for security to third parties in the reporting quarter inclusive of guarantee or pawn being not less than 5 percent of the Company's assets book value.

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the date of reporting quarter end.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not attract funds by distribution of securities.

2.5. Risks related to acquisition of distributed (being distributed) issuing securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's main activity and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as a producer and seller of the diversified metal products mix. The situation in the industry can worsen due to worsening of situation both in raw materials purchasing markets and steel products sales markets.

Worsening of situation in raw markets purchasing markets is possible due to the following:

- *breach of obligations on the part of raw materials suppliers*
- *raw materials price increase (including transportation rates increase)*

Implementation of an efficient raw materials supply strategy enables to minimize risk of financial losses due to slow deliveries by means of extra raw materials inventories formation. Contracts for raw materials supply are concluded with trusted permanent partners. Trusted suppliers shall guarantee both delivery schedule observation and raw material quality.

In order to eliminate risks of unforeseeable growth of raw materials prices or transportation tariffs, monitoring of domestic and foreign raw material, material and equipment markets is being conducted; collaboration with natural monopolies is being maintained.

Basic reasons for worsening of situation at steel products steel markets can be the following:

- *decrease of prices for metal products;*
- *restriction of international markets*

NLMK's activity is directly dependent on steel products world prices. World prices are historically subject to fluctuations which depend on a number of factors, crucial ones being the following:

- *steel products world demand and supply as well as appraisal of steel products future demand and supply;*
- *world economy climate, as well as economic and political conditions in each specific region of the world;*
- *alteration of the Russian Federation legislation, including that in the sphere of currency control and steel products export, directed upon imposing additional export tariffs, or otherwise reducing economic attractiveness of steel products export to world markets.*

Restriction of sales markets can occur due to:

- *adoption by an importing region of statutory acts limiting or prohibiting sales of the Issuer's metal products in a particular region;*
- *alteration of the Russian Federation legislation, including that in the sphere of currency control and steel products export, directed upon imposing additional export tariffs, or otherwise reducing economic attractiveness of steel products export to world markets.*

Broad geography of NLMK's sales and industry diversification of NLMK's sales make it possible to minimize risk of losses from sudden change in situation in one of the sales markets or in case of market closure due to anti-dumping investigations. Market analysis, market dynamics studies, search for new markets as well as product mix expansion allow NLMK to implement a balanced sales policy.

Purchaser's failure to fulfill obligations (metal products shipment on after-payment conditions is effected, primarily, for export)represents an additional industry risk.

While concluding sales or purchase contracts NLMK pays special attention to quality of transactions legal support, making it possible to reduce the risk in default of monetary funds refund in case of contract cancellation.

2.5.2. Country and regional risks

NLMK is an export-oriented Company. It is exporting its products to over 70 countries. Main export regions which bring 10% and more of sales proceeds are as follows: South-East Asia, Europe (inclusive of Turkey), South America, Russia.

In case of negative situation in some regions NLMK possesses vast possibilities of re-orienting its products to more attractive markets and minimization of possible financial damages.

The main industrial activity of the Issuer is pursued within the Russian Federation. The activity of metal products manufacturing and exporting in Russia entails a number of risks.

Political risks

The political system of Russia is in the stage of formation and constant restructuring, that is why it is not stable yet, which causes the following risks for NLMK:

- *possibility of foreign and domestic policy change can fundamentally affect the investment attractiveness of the country as a whole and NLMK in particular;*
- *possibility of negative legislation alteration, inclusive of tax legislation, aimed at budget receipts maximization from export-oriented industries.*

Economic risks

NLMK's activity in Russia is subject to the following economic risks:

- *backwardness of Russian banking system can impede NLMK's access to the Russian investment resources;*
- *Russian economy is poorly diversified and essentially dependent upon world prices on raw materials, oil and gas in the first place. Continuous and significant landslide of world prices for raw materials can lead to proceeds decrease of raw materials companies. It, in its turn, can further entail economic recession of the Russian economy, which will undoubtedly affect the Issuer's activity.*

In order to minimize the economic and financial risks NLMK tries to diversify its funding sources, expands its sales geography and product mix.

2.5.3. Financial risks

Being an export-oriented company, NLMK confronts currency risks, as well as interest escalation risks which can fundamentally affect its financial performance and considerably increase risk of assets liquidity deterioration.

Currency risks

Taking into account the situation at the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) dynamics of the main currencies. Actions are taken to diversify export proceeds currency structure.

Provisions are made for proportional distribution of payments on long-term import contracts and use of letters of credit for settlements with receipt of interest income from placing these operations cover in deposits.

Since the major part of NLMK's expenses are in rubles, there is risk of business profitability reduction due to considerable ruble exchange rate fluctuations with respect to foreign currency. In order to minimize these risks, the Company takes the following measures:

- *concluding agreements with banks for conducting sales of large foreign currency amounts for rubles at a fixed rate of exchange with minimal commission;*

allocation of temporarily surplus foreign currency and ruble funds which allows to reduce dependency on exchange rate fluctuations and maintain profitability.

In the reporting period the currency risks hedging with forward contract application, options were not effected due to the following reasons:

- *absence of legislation which regulates this kind of transactions;*

divergence of world's leading experts' forecasts concerning perspectives of foreign currency rates with respect to US dollar.

Interest escalation risk

NLMK may act as borrower both in the international and domestic capital markets. The Company may use borrowed funds for current activity financing and for investment projects.

On the other hand, NLMK's growing solvency, as well as Russia's increasing trustworthiness appear as important factors of borrowings value decrease for the Company in the future.

Risk of liquidity deterioration

At NLMK liquidity risk is closely associated with cash inflow under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. The ratio of the Company's highly liquid assets to liabilities attests to high solvency and a correspondingly low liquidity risk.

2.5.4. Legal risks

Risks related to currency regulation changes

The new law "On currency regulation and control" dd. 10.12.2003 Nr. 173-F3 (took effect 17.06.2004 with the exception of separate provisions for which another effective term is established) (hereinafter – "New law on currency regulation") provides for reservation necessity by residents of the RF currency monetary funds on a separate account in an authorized bank prior to effecting a number of currency transactions defined by the present law, which will induce outflow of monetary funds for reservation purposes and their temporary exclusion from the Company's current settlements. It can hinder fulfillment of the Company's obligations upon agreements with contractors.

Risks related to tax legislation alteration

The risk of entering changes which can produce a negative impact on the Issuer's financial performance into the effective legislation within the current year is estimated as indefinite by the Company.

Risks related to changes in the rules of customs control and duties

In accordance with the RF Tax Code the responsibility of settlement and customs duties payment lies with a declarant or a customs broker. Nevertheless there is risk for the Company to be called to account for non-payment or incomplete payment of customs duties through the a/m persons' fault including customs payments recovery at the expense of the Company's property. Federal law "On the foundations of foreign trade governmental regulation" dd. 08.12.2003 Nr. 164-F3 determines the possibility of the a/m activity regulation through customs and tariffs regulation, nontariff regulation, foreign trade prohibition and restrictions by services and intellectual property, imposing of economic and administrative measures. The a/m methods application can bring about the risk of establishing high customs fees and duties on import/export, special anti-dumping and compensation duties, exceptional application of temporary restrictions both of goods export and import, imposing quantitative restrictions on goods export and/or import, which will hinder the Company's activity.

Risks related to changes in demands on licensing the Issuer's main activity

Risks related to changes in demands on licensing the Issuer's main activity which can produce a negative impact on his financial performance are estimated as indefinite by the Company.

Risks related to alteration of judicial practice on the issues related to the Issuer's activity

Risks of possible alteration of judicial practice on the issues related to the Issuer's activity which can produce a negative impact on his financial performance are estimated as indefinite by the Company.

In the foreseeable perspective risks related to alteration of currency, tax, customs and licensing regulation and those that can entail deterioration of the Issuer's financial performance are low.

2.5.5. Risks related to the Issuer's activity

For the last three years and now NLMK has not been participating in any legal procedures in which plaintiffs' claims are significant (more than 5% of the Issuer's assets book value).

The main part of the Issuer's licenses on activities important for the Issuer is valid till 2006 and further on. Risk related to failure to prolong these licenses is extremely low.

Subsidiaries and affiliated companies of NLMK are liable for their financial performance and risk management.

III. Detail information on the Issuer.

3.1. History of the Issuer's Company.

3.1.1. Information on the Issuer's name.

Full name of the Issuer.

Открытое акционерное общество "Новолипецкий металлургический комбинат"

Novolipetsk Iron & Steel Corporation

Abbreviated name.

OAO "НЛМК"

NLMK

The Company has the right for trade mark "STINOL" registered as stated by the Russian Law (information on trade mark registration is given in clause 4.4.).

Information on changes in the Issuer's name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order

NLMK

Introduced on: ***14.03.1984***

Basis for changes: ***Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR «On perpetuation the memory of Yury V. Andropov».***

2. Novolipetsk Iron & Steel Corporation

NLMK

Introduced on: ***28.01.1993***

Basis for changes: ***Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 «On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation».***

3. Current name was introduced on 12.08.1998

Basis for changes: ***Decision made at Annual Shareholders' Meeting dd. August 1, 1998 (Minutes No. 9) on approval of the Company's Statute in a new edition.***

3.1.2. Information on state registration of the Issuer.

Number of state registration: ***5-Г***

Date of state registration: ***28.01.1993***

Registrator: ***Administration of Levoberezhny district of the city of Lipetsk***

State registration number of a legal person: ***1024800823123***

Date of registration: ***09.07.2002***

Registrator: ***Inspection of MNS of Russia in Central district of the city of Lipetsk***

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 «On measures aimed at conversion of state enterprises, voluntary associations of state enterprises into joint stock companies» state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by decision of Lipetsk region state property management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of

Lipetsk No. 50 dd. 28.01.1993.

The Company was registered for uncertain period of time.

The purpose of enterprise privatization is to increase efficiency of national economics by transfer from planned economy to market economy. In transition to a market economy the following decisions have been made by the Company:

- *on optimization of organizational structure and management system of production and auxiliary divisions;*
- *on improvement of system of raw material, fuel procurement, product sales and marketing services;*
- *on development and approval of Technical Upgrading Program.*

Today NLMK is a large advanced company with highly developed and coordinated production, the products of which are exported to dozens countries of the world.

Plans of NLMK cover steady increase of high-end production, solution of various environmental problems at all production stages, production of high value added products which meet constantly raising demands from customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***

Domicile of the Issuer's executive body:

2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:

Tel: ***(0742)-445-010***

Fax: ***(0742)-432-541***

E-mail: ***info@nlmk.ru***

Web-site with information on the Issuer and his securities issued and/or being issued: **www.nlmk.ru**

Domicile of key accounts division - *Division on property and securities management:* ***2, pl. Metallurgov, Lipetsk 398040 Russia***

Tel: ***(0742)-444-989***

Fax: ***(0742)-442-255***

E-mail: ***loskutov_va@nlmk.ru***

Web-site: ***none***

3.1.5. Taxpayer Identification Number

4823006703

3.1.6. The Issuer's branches and representative offices.

1. Name: ***Far East Branch "NLMK-DV"***

Domicile: ***15, ul. Uborevich, Vladivostok, Russia***

Date of opening: ***1.08.1994***

Manager: ***Pavel V. Patsvald***

Validity of the Power of Attorney: ***31.12.2005***

2. Name: *Representative office of Novolipetsk Iron & Steel Corporation in Moscow*
Domicile: *Bldg. B, 1/15, Kotelnicheskya naberezhnaya, Moscow*
Date of opening: *28.02.2002*
Manager: *Alexey V. Kashayev*
Validity of the Power of Attorney: *31.12.2005*

3. Name: *Representative office of Novolipetsk Iron & Steel Corporation in the city of Novokuznetsk*
Domicile: *133, ul, Kirova, Novokuznetsk Russia*
Date of opening: *14.07.2004*
Manager: *Vasily I. Serdtsev*
Validity of the Power of Attorney: *31.12.2005*

3.2. The Issuer's core activity.

3.2.1. The Issuer's industry.

Codes of the Issuer's activity within the industry according to All-Russian code of foreign – economic activity:

Code	Description
27.17	Production of cold rolled steel flats without and with protective coatings
27.15	Production of semi-finished (slabs) products for further rolling
27.16.2	Production of hot rolled steel flats
27.11	Production of pig iron and blast furnace ferroalloys
24.14.2	Production of other organic chemical products which are not entered into any other group of products
27.33	Production of roll-formed steel sections
45.21.1	Civil works on buildings construction
23.10	Production of coke
29.51	Manufacture of machinery and equipment for steel industry
85.11	Activity of patient care institutions
27.22	Production of steel pipes and fittings
27.14	Production of steel
34.30	Production of parts and components of cars and motors to them
40.30	Production, supply and distribution of steam and hot water (heat energy)
24.15	Production of fertilizers and nitrogen compounds
28.71	Production of metal drums and similar reservoirs
55.51	Activity of canteens located at the territory of plants and institutions
70.32.1	Management of housing stock
55.12	Activity of hotels having no restaurants
60.23	Activity of other inland passenger transportation
60.10.2	Activity of industrial railroad transport
74.60	Investigations and accidents prevention
63.21.1	Other auxiliary activity of railway transport

63.11	*Transport processing of cargoes*
63.12	*Storage and warehousing*
31.62.9	*Services rendered for erection, repair and maintenance of other electric equipment which is not entered into any other group of products*
60.24	*Activity of motor transport*
45.31	*Wiring operations*
52.31	*Retail trade of pharmaceutical products*
40.10.5	*Activity on assurance of electric mains serviceability*
74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
85.20	*Veterinary activity*
37.10.1	*Waste and ferrous scrap processing*
92.13	*Movies demonstration*
64.20.1	*Activity in the area of phone and document communications*
85.13	*Dental practice*
51.70	*Other wholesale trade*
52.11	*Retail trade in non-specialized stores principally by foodstuffs, including beverage food and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
28.63	*Manufacture of locks and hinges*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*

3.2.2. The Issuer's main activity.

The Issuer carries out its activity in the territory of the Russian Federation.

NLMK's main industrial activity is ferrous metals production and selling. The Company is oriented at producing high-quality hot-rolled and cold-rolled flats.

Profit share from such activity constitutes almost 100% of the total profit from sales of products, goods, works.

Profit share from sales of ferrous metals in the Company's total profit amounted to:

in 2000 – 98.9%

in 2001 – 96.8%

in 2002 – 97.1%

in 2003 – 97.2%

in 2004 – 96.5%

in quarter I, 2005 – 96.9%.

Proceeds from sales of ferrous metals:

in 2000 – 38 196 845 thousand rubles, growth to 1999 – 53%,

in 2001 – 36 021 119 thousand rubles, decrease to 2000 – by 6%,

in 2002 – 51 755 539 thousand rubles, growth to 2001 – 44%,

in 2003 – 72 955 744 thousand rubles, growth to 2002 – 41%,

in 2004 – 121 721 093thousand rubles, growth to 2003 – 67%,

in quarter I, 2005 – 32 379 173 thousand rubles

Proceeds from sales of metal products in quarter I, 2005 decreased regarding quarter 4, 2004 by 7.2%. Profit decrease was mainly caused by decrease of physical sales volumes in quarter I, 2005 regarding quarter 4, 2004 by 7.3%.

The Issuer's sales proceeds are affected by the following factors: physical sales volumes, current prices at sales markets, the national currency exchange rate.

The impact of these factors is described in clause 4.1.2. of the present quarterly report.

The Issuer's activity has slight seasonal nature related to decrease of metal products consumption in winter. However the influence of this seasonal nature upon the Issuer's financial performance is not significant.

3.2.3. Main types of products (works, services).

Product types providing not less than 10% of NLMK's profit:

Products	*Output, thousand tons*	*Price, rubles*	*Amount, million rubles*	*Share, %*
2000				
Slabs	*2 785,7*	*3 297,6*	*9 186,2*	*24,0%*
Hot-rolled stock	*2 539,4*	*4 365,8*	*11 086,6*	*29,0%*
Cold-rolled stock	*1 457,2*	*6 547,3*	*9 540,7*	*24,9%*
total for 2000	**8 024,0**	**4 771,1**	**38 283,6**	**100%**
2001				
Slabs	*2 700,5*	*3 046,1*	*8 226,1*	*22,9%*
Hot-rolled stock	*2 493,5*	*4 024,5*	*10 035,1*	*27,9%*
Cold-rolled stock	*1 460,7*	*6 197,7*	*9 053,0*	*25,2%*
total for 2001	7 841,4	4 589,0	35 988,1	100%
2002				
Slabs	*3 242,4*	*4 332,3*	*14 047,2*	*27,7%*
Hot-rolled stock	*2 115,0*	*5 413,5*	*11 449,7*	*22,6%*
Cold-rolled stock	*1 788,6*	*7 135,3*	*12 762,3*	*25,1%*
total for 2002	8 620,5	5 887,4	50 751,9	100%
2003				
Slabs	*3 338,1*	*5 447,0*	*18 182,9*	*25,5%*
Hot-rolled stock	*2 021,7*	*7 737,9*	*15 643,8*	*21,9%*
Cold-rolled stock	*1 840,2*	*10 345,7*	*19 038,0*	*26,7%*
total for 2003	9 026,7	7 897,8	71 291,0	100%
2004				

Slabs	*3 763,2*	*11 041,3*	*41 550,3*	*34,4%*
Hot-rolled stock	*1 894,1*	*12 907,1*	*24 446,8*	*20,2%*
Cold-rolled stock	*1 790,1*	*14 973,3*	*26 803,7*	*22,2%*
total for 2004	9 517,5	12 693,0	120 805,7	100%
quarter I, 2005				
Slabs	*898,2*	*11 924,3*	*10 711,0*	*32,9%*
Hot-rolled stock	*491,6*	*14 457,6*	*7 106,8*	*21,8%*
Cold-rolled stock	*434,0*	*17 228,6*	*7 478,0*	*23,0%*
total for quarter I, 2005	**2 204,1**	**14 770,4**	**32 555,1**	**100%**

<u>Note:</u> *cold-rolled stockdo not include electrical steel and coated flats.*

The average annual prices growth over the period 2000-2004 is accounted for by significant world market prices increase. Apart from it prices for the main raw materials and freight rates for goods transportation increased significantly. The Company's metal products prices were subject to growth up to November, 2004. November marked their decrease in several regions, December was characterized by decrease of quotations for almost all product mix.

The Company's average actual prices in quarter I, 2005 remained almost at the level of quarter IV, 2004, which is accounted for by the following reasons:

- ***The period considered saw world market conditions worsening. Because of it prices for all metal products (with the exception of electrical flats) were decreasing.***
- ***Traditional seasonal decrease of demand for certain metal products is characteristic for the year beginning.***

The system of NLMK's main product types

Sales channels	*Domestic market*					*Export*				
	2000 г.	*2001 г.*	*2002 г.*	*2003 г.*	*2004 г.*	*2000 г.*	*2001 г.*	*2002 г.*	*2003 г.*	*200*
MERCHANT SLABS										
Direct sales (including steel service centre and trading organizations, except dealers)	-	-	-	-	-	-	-	-	-	-
The Company's own trading network	-	-	-	-	-	-	-	-	-	-
Dealers (domestic market), traders (export)	-	-	-	-	-	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,*
Total	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,*
PIG IRON										

Direct sales (including steel service centre and trading organizations, except dealers)	*96,0%*	*76,1%*	*72,6%*	*78,3%*	*100,0%*	*15,5%*	*15,2%*	*40,4%*	*39,1%*	*29,7*
The Company's own trading network	-	-	-	-	-	-	-	-	-	-
Dealers (domestic market), traders (export)	*4,0%*	*23,9%*	*27,4%*	*21,7%*	-	*84,5%*	*84,8%*	*59,6%*	*60,9%*	*70,3*
Total	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,*
HOT-ROLLED STOCK										
Direct sales (including steel service centre and trading organizations, except dealers)	*82,9%*	*47,1%*	*40,4%*	*53,1%*	*80,7%*	*2,9%*	*4,4%*	*7,4%*	*6,6%*	*4,7*
The Company's own trading network	*0,5%*	*0,9%*	*0,7%*	*0,5%*	*0,5%*	-	*1,1%*	*0,3%*	-	-
Dealers (domestic market), traders (export)	*16,7%*	*52,0%*	*58,9%*	*46,4%*	*18,8%*	*97,1%*	*94,5%*	*92,3%*	*93,4%*	*95,3*
Total	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,*
COLD-ROLLED STOCK										
Direct sales (including steel service centre and trading organizations, except dealers)	*91,6%*	*69,7%*	*66,5%*	*71,5%*	*83,0%*	*7,1%*	*9,1%*	*5,1%*	*7,2%*	*7,6*
The Company's own trading network	*0,2%*	*0,3%*	*0,1%*	*0,1%*	*0,1%*	-	*0,1%*	*0,1%*	*0,004%*	-
Dealers (domestic market), traders (export)	*8,2%*	*30,0%*	*33,3%*	*28,4%*	*16,9%*	*92,9%*	*90,8%*	*94,9%*	*92,8%*	*92,4*
Total	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,0%*	*100,*

Note: starting from 01.01.2005 shipment to Belarus refers to export, so the data for the previous periods have been made comparable.

Sales channels	*Domestic market*	*Export*
	quarter I, 2005	*quarter I, 2005*
MERCHANT SLABS		
Direct sales (including steel service centre and trading organizations, except dealers)	-	-
The Company's own trading network	-	-
Dealers (domestic market), traders (export)	-	*100,0%*
Total	*0,0%*	*100,0%*

PIG IRON		
Direct sales (including steel service centre and trading organizations, except dealers)	*100,0%*	*21,8%*
The Company's own trading network	-	-
Dealers (domestic market), traders (export)	-	*78,2%*
Total	*100,0%*	*100,0%*
HOT-ROLLED STOCK		
Direct sales (including steel service centre and trading organizations, except dealers)	*59,6%*	*4,4%*
The Company's own trading network	-	-
Dealers (domestic market), traders (export)	*40,4%*	*95,6%*
Total	*100,0%*	*100,0%*
COLD-ROLLED STOCK		
Direct sales (including steel service centre and trading organizations, except dealers)	*77,8%*	*2,6%*
The Company's own trading network	-	-
Dealers (domestic market), traders (export)	*22,2%*	*97,4%*
Total	*100,0%*	*100,0%*

Merchant slabs cost value components in 2004 and quarter I, 2005

Items designation	*2004*	*quarter I, 2005*
	%	*%*
*Raw materials and materials**	*54,7*	*58,9*
Works and services of production nature rendered by outside organizations	*1,1*	*1,4*
Fuel	*27,1*	*29,5*
Power	*3,6*	*2,7*
Salaries and wages	*4,9*	*4,4*

Interests on credits	*0,0*	*0,0*
Rent	*0,4*	*0,0*
Welfare expenditures	*1,6*	*1,2*
Fixed assets depreciation	*1,2*	*1,0*
Taxes included into the products cost value	*0,8*	*0,1*
Other costs (other monetary expenses, communication services, insurance fund, deferred expenses, commercial expenses, other materials)	*4,4*	*0,8*
Total: costs for products manufacturing and sales (cost value)	*100,0*	*100,0*

** raw materials and materials including railway tariff*

Merchant hot-rolled stock cost value components
in 2004 and quarter I, 2005

Items designation	*2004*	*quarter I, 2005*
	%	*%*
*Raw materials and materials**	*50,8*	*53,3*
Works and services of production nature rendered by outside organizations	*1,5*	*1,8*
Fuel	*25,6*	*29,2*
Power	*4,8*	*3,9*
Salaries and wages	*6,0*	*6,4*
Interests on credits	*0,0*	*0,0*
Rent	*0,4*	*0,0*
Welfare expenditures	*2,0*	*1,8*
Fixed assets depreciation	*1,9*	*2,0*
Taxes included into the products cost value	*0,8*	*0,1*
Other costs (other monetary expenses, communication services, insurance fund, deferred expenses, commercial expenses, other materials)	*6,1*	*1,5*
Total: costs for products manufacturing and sales (cost value)	*100,0*	*100,0*

** raw materials and materials including railway tariff*

Merchant cold-rolled stockcost value components
in 2004 and quarter I, 2005

Items designation	*2004*	*quarter I, 2005*
	%	*%*
*Raw materials and materials**	*45,2*	*50,3*
Works and services of production nature rendered by outside organizations	*1,8*	*2,4*
Fuel	*23,3*	*25,9*
Power	*5,3*	*4,5*
Salaries and wages	*7,1*	*6,9*
Interests on credits	*0,0*	*0,0*
Rent	*0,4*	*0,0*
Welfare expenditures	*2,4*	*1,9*
Fixed assets depreciation	*2,1*	*2,9*
Taxes included into the products cost value	*0,8*	*0,1*
Other costs (other monetary expenses, communication services, insurance fund, deferred expenses, commercial expenses, other materials)	*11,6*	*5,0*
Total: costs for products manufacturing and sales (cost value)	*100,0*	*100,0*

** raw materials and materials including railway tariff*

Information on new significant types of products (works, services) as well as on their development is not available to the public for the purpose of maintaining the Issuer's competitive advantages.

Accounting of receipts and expenditures on the common activities is effected in accordance with Accounting Rule 1/98 "The Company's accounting policy", Accounting Rule 9/99 "The Companies' profit" and Accounting Rule 10/99 "The Companies' expenses".

The Company's accounting statements are prepared in accordance with the Accounting Rule 4/99 "The company's accounting statements" and the RF Ministry of Finance Order Nr. 67н dd. 22.07.2003 (edition dd. 31.12.2004) "On the forms of companies' accounting statements".

3.2.4. The Issuer's suppliers with shipments of 10 and more percent of all inventory holdings with indication of their share in the total supplies.

Description of Supplier	*Share within total inventory supplies (%)*
	quarter I, 2005
Limited-liability company "Trading House NLMK"	*42.2*

Share of import within the Company's shipments for quarter I, 2005 accounts for 1.41%.

The Issuer plans to keep on future cooperation with reliable suppliers ensuring schedule implementation and supplies quality. It is also possible to attract alternative suppliers of raw materials (regarding import also) without significant increase in prices and following established quality of raw materials.

3.2.5. The Issuer's sales (works, services) markets.

Sales markets: 2000

World metal products market

2000 incorporates three periods of world market development: upturn, peak and recession. The world market upturn in the first half-year was characterized by the growth of prices for all kinds of metal products which reached their peak in April-May depending on the region, and then they went on to decrease.

In the first half of 2000 the actual signs of general improvement of the world steel market conditions which appeared at the end of 1999. It was facilitated by such factors as high rates of the USA economy development, cyclical exhilaration in Western Europe, gradual stabilization of economy in Central and Eastern Europe countries, overcoming of the financial crisis consequences by the countries of South-Eastern Asia and of economic recession by the majority of Latin America countries.

The period from January to May saw an increase in prices for slabs by 5-20% depending on the region, for hot-rolled stock by 2-20%, for cold-rolled stockby 5-19% on average, for galvanized rolled stock by 7-14%.

The favourable conditions at the ferrous metals market facilitated production increase. In the first half of 2000 the world steel output increased by 11.1% as compared to the respective 1999 period. There was a significant production increase in the USA, Russia, Germany, Ukraine, Korea, China and India.

In the first half of 2000 the world steel plant capacities were utilized at 97% on average, which is the highest indice over the period of market monitoring.

In spite of the growing world consumption market conditions deteriorated in the second half year. Prices decreased significantly in summer, which is related to summer holidays and current equipment repairs at many enterprises.

At the end of the year the major world manufacturers started to reduce production output, this reduction failed to produce an appreciable effect, however, prices went on dropping. As a result of the year the price level at all world markets turned out to the lowest over the past 10 years.

The drop of prices for the main types of metal products in the second half of 2000 attests to the shortening of the cyclical fluctuations period at the ferrous metals market: 2000 saw both an upturn period and recession period unlike the previous years when market recession that lasted for the whole year was replaced by an upturn during the following year.

The annual steel output in the world amounted to 828.5 tons. There were five leaders: China (125.8 mln. tons), Japan (106.4 mln. tons), the USA (101 mln. tons), Russia (57.6 mln. tons) and Germany (46.4 mln. tons).

The annual consumption of metal products in 2000 accounted for 730 mln. tons. The Chinese market was rapidly developing with the annual consumption increase of 129 mln. tons.

Domestic metal products market

The year 2000 saw a significant production increase in the metal consuming industries of the Russian economy, which was a factor of the increase by 15.6% of metal products output at the Russian ironworks. In 2000 the Russian iron industry produced 44.6 mln. tons of pig iron, 57.6 mln. tons of steel and 46.7 mln. tons of finished rolled stock.

Pig iron production increased by 11%, steel and finished rolled stock production increased by 15%. Flats production in Russia increased by 36%.

The first half year of 2000 was featured by an increase of prices for flats by the major Russian manufacturers. In the second half year the world metal products market conditions deterioration

was followed by stabilization tendency at the Russian market and then by a certain decrease in prices.

At that unlike the year beginning when prices for flats of the major producers differed appreciably, the prices difference reduced significantly at the end of the year.

The year 2000 was featured by an increase in Russian export of hot-rolled stock by 12% with simultaneous decrease in slabs export by 7% and in coated flats export by 5%. Cold-rolled stockexport also decreased though insignificantly – by 1%.

High domestic market prices determined a significant increase in flats import to the Russian market. The imports of cold-rolled steel and coated flats increased most significantly – by 1.8 and 2 fold respectively, which is mainly related to the increased shipment from the Ukraine, Kazakhstan and Finland. Hot-rolled stock import decreased by 43% as compared to 1999.

In 2000 the major importing regions were Moscow city, Belgorod region, Rostov region and Kursk region. Their share in flats import accounted for 63% against 60% in 1999.

The year 2000 was generally very favourable for Russian steel companies. The first half year was marked by a positive dynamics of production output, flats annual consumption and increase in prices for metal products. In the second half year supply of the main flats types exceeded demand and despite production output decrease it was followed by prices decrease which not so significant as that at the world markets.

The world market conditions deterioration caused a significant decrease in exports profitability. The Russian steel companies partially reoriented to domestic consumers, and boosted the products shipment to domestic market as compared to 1999.

Sales markets: 2001

World metal products market

During 2001 the market conditions at the world pig iron and steel market were still unfavourable. The main factors that produced a negative impact on the market development in 2001 are the following:

- *surplus of supply of metal products at the market over demand with a high stock level;*
- *the USA's investigation under article 201 of the "Law on trade" dd. 1974 regarding all import of metal products to the country;*
- *competitive intensification at the European and Asian markets;*
- *the events of September 11 in New-York and aggravation of the situation in unstable world regions.*

Within the year the world prices for metal products decreased, in December they reached the record low level over the past few years. Prices for hot-rolled stock dropped by 2-11 $/m depending on the region and in Latin America countries the price level decreased by 55 $/m. Slab prices at the world market decreased by 8-25 $/m within the year.

The markets of cold-rolled and galvanized rolled stock are even more prone to prices drop. Over 2001 prices for these products decreased by 30-60 $/m depending on the region.

However in spite of the worsening market conditions at the world market of pig iron and steel the 2001 indice of the world pig iron production remained at the 2000 level and crude steel production indice decreased by 0.1% only (to 847 mln. tons).

The greatest decrease of crude steel production occurred in North America countries (15.5 mln. tons regarding the 2000 level or 11.4%) and European Union countries (4.5 mln. tons or 2.8%).

Japan reduced production output by 3.5 mln. tons or 3.3%. In other Asian countries, on the contrary production indices increased, in China, in particular, production output increased by 21.7 mln. tons or 17.1% regarding the 2000 level.

As of the year end the world crude steel production exceeded the consumption level by 13 mln. tons.

The leading steel producers were, as before, the following countries: China (148.9 mln. tons), Japan (102.9 mln. tons), the USA (90.1 mln. tons), Russia (59 mln. tons) and Germany (44.8 mln. tons).

The steel plants capacities were utilized at 91.8% in 2001 and at 92.1% in 2000.

Domestic metal products market

In 2001 Russian steel plants produced 44.9 mln. tons of pig iron and 59 mln. tons of steel, which almost corresponds to the 2000 indices. Finished rolled stock output in 2001 accounted for 47.1 mln. tons including 19.3 mln. tons of strips.

An insignificant increase in finished rolled stock production, within 1%, was made possible as a result of an increase in production of bars by 5% with simultaneous decrease in flats output by 4%.

In the Russian iron industry three major companies can be distinguished: Severstal, MMK and NLMK. They produce nearly half of the overall domestic pig iron, steel, finished rolled stock and about 90% of strips. The domestic flats market is mainly determined by these companies.

The year 2001 was less favourable for the Russian iron and steel companies. Despite the growth of industrial production outputs and annual consumption of rolled stock in Russian in 2001, the rates were much lower than those of the last year. The annual consumption of rolled stock in Russia increased by 15% as compared to 2000 and accounted for 12 mln. tons.

Deterioration of the world market conditions was the main cause of increase in metal products shipment to domestic market. The share of flats shipped by Russian plants to the domestic market increased from 47% in 2000 to 55% in 2001.

Because of unfavourable world market conditions in 2001 Russian exports of strips accounted for 8.7 mln. tons, which is 18% as little as in 2000. Slabs export increased by 5% in 2001 and accounted for 12.4 mln. tons.

Flats import in 2001 accounted for 1.4 mln. tons, which is 44% more than the respective indice of the previous year. The major importers of rolled stock to Russia are the Ukraine and Kazakhstan. 88% of the overall Russian imports is contributed by these countries.

The major importing regions were Moscow region, Belgorod region and Rostov region. Their share in imported rolled stock is 62%. Russian iron and steel companies interested in increasing shipment of their products to the domestic market take measures on the governmental level for limiting the volume of imported rolled stock. Thus, in 2001 Russia started investigations regarding importing galvanized rolled stock from the Ukraine and Kazakhstan.

As a result of increasing shipments to the domestic market against the background of continuing recession at the world markets, prices for metal products were gradually decreasing: over 2001 the level of prices for hot-rolled and cold-rolled stockdecreased by 3-10% depending on the region, for galvanized rolled stock – by 7-15%.

Sales markets: 2002

World metal products market

The main factor which predetermined the development of the world steel market in 2002 was introduction of protective measures against imported metal products by the USA first and then by the European Union, China and a number of other countries.

Such measures entailed speculative demand for pig iron, slabs and rolled stock over the world and artificial increase in prices for metal products during the greatest part of the reporting year.

Improvement of market conditions at the world metal products market facilitated growth of pig iron and steel production: the indice of the world pig iron production increased from 578.5 mln. tons to 609.6 mln. tons (or by 5.4%) regarding the 2001 level, crude steel production – from 850.3 mln. tons to 902.8 mln. tons (or by 6.2%).

Increase in crude steel production was registered almost in all world regions: South Eastern Asia countries increased their output from 353.7 mln. tons in 2001 to 393.5 mln. tons in 2002, North America countries – from 119.9 mln. tons to 123.7 mln. tons, African countries – from 15.0 mln. tons to 15.8 mln. tons, Latin America countries – from 37.4 mln. tons to 40.8 mln. tons, European countries not being the EU members – from 46.1 mln. tons to 48.2 mln. tons.

The countries of the Commonwealth of Independent States increased crude steel production to 101.2 mln. tons against 99.6 mln. tons last year. The EU maintained its output at the level of the last year (158.6 mln. tons). As of the year end crude steel production exceeded the consumption by 18 mln. tons.

In 2002 the leading steel producers' list changed slightly. The first four places are still held by China (181.6 mln. tons), Japan (107.7 mln. tons), the USA (92.2 mln. tons) and Russia (59.8 mln. tons). In the reporting year the fifth place is held by South Korea (45.4 mln. tons of crude steel) thus moving Germany with production output of 45.0 mln. tons to the sixth place.

The world steel plants' capacities were utilized at 95% in 2002 while in 2001 they were utilized at 92%. Apart from protective measures a significant influence on the world trade and market conditions in the reporting year was exerted by rapid growth of metal products in CPR.

At the moment this country is the major metal products importer in the world. In the reporting period world trade volume remained at a high level due to the growing Chinese consumption: in spite of closure of a number of markets significant trade flows in CPR were re-oriented.

Over 2002 Chinese import prices for slabs increased by 88 \$/m, for hot-rolled stock – by 123 \$/m, for cold-rolled stock– by 168 \$/m. Import prices for galvanized rolled stock grew from 313 \$/m in January to 440 \$/m in December, 2002.

The year 2002 was advantageous for Russian exporters of metal products. Over the reporting period the CIS producers export prices for slabs increased by 80 \$/m, for hot-rolled stock – by 125 \$/m , for clod-rolled flats – by 150 \$/m.

Slab prices of Latin American producers increased over 2002 from 153 \$/m FOB in January to 245 \$/m FOB at the end of the year. Export prices for hot-rolled stock increased from 170 \$/m FOB to 288 \$/m FOB, for cold-rolled stock – from 250 \$/m FOB to 368 \$/m FOB, for galvanized rolled stock – from 350 \$/m FOB to 443 \$/m FOB respectively.

Being the country which is not subject to the protective measures of the USA and the EU, Turkey increased production and prices for metal products. Thus, over the reporting period the prices of Turkish exporters of hot-rolled stock increased by 82 \$/m, of cold-rolled stock – by 92 \$/m, of galvanized rolled stock – by 30 \$/m.

Due to successful policy of European producers on controlling strips output, prices for hot-rolled stock exported from the EU grew from 195 $/m FOB at the beginning of 2002 to 305 $/m FOB in December, 2002, for cold-rolled stock – from 265 $/m FOB to 380 $/m FOB, for galvanized rolled stock – from 355 $/m FOB to 458 $/m FOB.

The USA was the only region experiencing a negative tendency at the second half of 2002. Decrease in rolled stock prices was accounted for not only by the general economic deterioration in the country but also by accumulation of a large metal products volume at consumers' storehouses.

2002 was marked by a number of positive factors in solving foreign trade issues in Russia:

- *on June 9, 2002 the RF and the EU signed a new Agreement on trading certain steel items for a three-year term . Due to this agreement Russia will remain at the EU market in the near future.*
- *The RF was acknowledged to be a market economy country first by the USA and then by the EU, which will further enable Russia to assert its rights in the course of anti-dumping investigations on equal terms with the USA, the EU and other countries.*
- *on October 16, 2002 in the absence of damage anti-dumping investigation on cold-rolled stock initiated in 2001 by the USA against 20 countries including Russia was terminated.*
- *on January 9, 2003 European producers association Eurofer for the first time withdrew its complaint regarding dumping import of GO steel from Russia to Europe. Eurofer complaint withdrawal automatically nullified anti-dumping investigation initiated by the European party on May 8, 2002.*

Domestic metal products market

The year 2002 was more favourable for Russian iron and steel companies as compared to 2001. Production output of all main kinds of metal products increase was registered.

In 2002 Russian iron and steel plants produced 46.3 mln. tons of pig iron and 59.8 tons of steel; increase of pig iron output accounted for 2.8%, steel output increased by 1.3%. Finished rolled stock output in 2002 amounted to 48.7 mln. tons (output increase by 3.9%) including strips output of 20.9 mln. tons (output increase by 8.2%).

The world market conditions improvement which revealed itself in the first half of the year was the basic cause of increase in metal products export and decrease in domestic market supplies. Prices at the Russian secondary market after stabilization at the year beginning tended to increase.

Starting from the end of the first half year up to the 2002 end strips prices increased by 25-45% depending on the region.

Due to advantageous world market conditions in 2002 Russian strips exports accounted for 10.9 mln. tons, which is 25% as much as in 2001. The share of imported rolled stock sales at the Russian market decreased in 2002. 1.0 of strips was imported during the year, which is 28% as much as the respective last year indice.

The major importing regions in 2002 were the same regions as in 2001: Moscow region, Belgorod region and Rostov region. Their share in the imported rolled stock accounted for 46%. The main rolled stock exporters to Russia are the Ukraine, Kazakhstan, Finland and Germany. Their share in the Russian imports amounts to more than 90%.

While strips export by the Russian producers increased, domestic supplies of Russian enterprises decreased by 6% as a result of 2002. They amounted to 10.0 mln. tons totally. Certain production growth of the main metal-consuming industries was generally registered in 2002.

Production growth in mechanical engineering accounted to 2%, in construction – to 3% with tube production decrease by 5%. Consequently strips annual consumption in Russia decreased by 8% as compared to 2001 to 11.0 mln. tons. It is accounted for by domestic unbalance between supply and demand in 2002 which was induced by metal products deficit caused by exports increase, which lead to a significant increase in domestic prices.

Sales markets: 2003

World metal products market

The year 2003 can be referred to as unstable, yet however favourable period for the world iron industry. Uneven development of the world steel market during the year was mainly related to the events in CPR. Due to a steady demand increase on the part of Chinese automotive industry, electronic industry and construction sector steel consumption increased significantly, which lead to the increase in world steel production and prices during the greatest part of 2003.

Market conditions deterioration at the world market of metal products in April-May, 2003 was related to the completion of quotas on rolled stock import to China. Though the recession was short-term, the slump of world prices for metal products was so significant over these two months that in some regions their level didn't recover till the end of 2003.

As a result of 2003 crude steel production in the world reached its peak and amounted to 964 mln. tons, which exceeds the respective 2002 indice by 6.8%. Crude steel production increase occurred in every world region except North America where steel production hardly experienced any changes:

- *in South-East Asia – by 46.4 mln.tons (by 11.8% regarding the 2002 level);*
- *Middle East – by 1.0 mln. tons (by 7.6%);*
- *the CIS countries – by 6.4 mln. tons (by 6.3%);*
- *European countries not being EU members – by 3.7 mln. tons (by 7.6%);*
- *South America – by 2.2 mln. tons (by 5.4%);*
- *the EU – by 1.0 mln. tons (by 0.7%).*

In 2003 the major production growth (+21.2%) occurred in China which was the first country whose annual crude steel output exceeded the level of 200 mln. tons, which accounted for 22.8% of the world output. The five leading steel producers are the following:

- *China – 220.1 mln. tons;*
- *Japan – 110.5 mln. tons;*
- *the USA – 90.4 mln. tons;*
- *Russia – 62.7 mln. tons;*
- *South Korea – 46.3 mln. tons.*

As was mentioned before fluctuations of world prices for metal products in 2003 were mostly related to the changing sizes of orders for rolled stock on the part of Chinese consumers.

Apart from it a strong influence on price dynamics was exerted by the growing costs for steel and rolled stock production. The most critical deficit of raw materials and metal products in the reporting period was registered at the Chinese market.

In January-April, 2003 the maximum level of CPR import prices accounted for:

- *365 $/m C&F for hot-rolled stock;*
- *505 $/m C&F for cold-rolled stock;*
- *615 $/m C&F for galvanized rolled stock.*

The drop of demand related to completion of quotas on import of metal products to China lead to decrease of import prices for it in quarter II, 2003. In May transactions on hot-rolled stock were concluded at the rate of 240-290 $/m C&F, on cold-rolled stock – at the rate of 345-400 $/m C&F, on hot-dip galvanized stock – at the rate of 480-520 $/m C&F.

However due to high economic development rates in China prices recovery at the local steel market started straight after introduction of new restrictions on tariffs and quotas on rolled stock import. At the end of December the a/m products were already imported to CPR at the rate of 390 $/m C&F, 470 $/m C&F and 570 $/m C&F respectively.

The previous year was favourable for the CIS rolled stock exporters which supplied significant volumes of products to South-East Asia in spite of April-May decrease of prices for hot-rolled stock from 300-325 $/m FOB the Black/ Baltic Seas to 220-260 $/m FOB and for cold-rolled stock from 400-460 $/m FOB to 320-360 $/m.

In December, 2003 prices for export of cold-rolled stock to foreign market were registered at the March level, prices for hot-rolled stock export accounted for 300-360 $/m FOB.

Prices in other regions had similar dynamics, the only difference being the following: not all regional producers which decreased their prices in quarter II managed to restore them by the end of 2003.

European producers didn't manage to raise their export prices for rolled stock to the level of quarter I after prices decrease in April-May. In December hot-rolled coils produced in the EU were supplied to the foreign market at the rate of 295-315 $/m FOB against 295-325 $/m FOB in February, cold-rolled coils were supplied at the rate of 385-415 $/m FOB against 385-430 $/m FOB in March. Prices for galvanized rolled stock dropped more significantly: 445-485 $/m FOB in March to 410-445 $/m FOB in December.

As a result of the year prices for hot-rolled and galvanized stock exported by Latin-American countries deteriorated. At the beginning of the year hot-rolled stock of Latin-American origin was exported at the rate of 295-305 $/m FOB.

After the May decrease to 280-290 $/m FOB at the end of the year prices level could reach only 280-300 $/m FOB. In April galvanized coils cost 445-465 $/m FOB, in May after decrease their price reached only 440-460 $/m FOB.

Export prices for cold-rolled coils produced in Latin America represented an exception: they showed a positive dynamics during the whole reporting period. By the end of the year their level increased to 390-400 $/m FOB or, on average, by 25 $/m regarding the January level.

Short-term deterioration of market conditions in the USA in April-May influenced appreciably the level of import prices in the country. In December cold-rolled and galvanized coils exported by the USA cost, on average, 88 $/m as cheap as in January:

386 $/m C&F against 474 $/m C&F and 430 $/m C&F against 518 $/m C&F respectively.

Price increase by 11 $/m refers only to hot-rolled stock (from 342 $/m C&F at the beginning of the year to 353 $/m C&F at the end of the reporting year). Because of the stock-jobbing at the market of metal products in 2003 related to rolled stock deficit anti-dumping and compensation investigations in the world steel sector were hardly initiated in the reporting period. Moreover, the growing demand for metal products lead to cancellation of tariffs and quotas on import of these products first by the USA and then by the EU and China at the end of the reporting year.

Domestic metal products market

In 2003 Russian metal products market was characterized by two main trends: first, pig iron, steel and rolled stock production, second, growth of annual consumption of finished rolled stock due to the increase in supplies by foreign and domestic enterprises.

In 2003 Russia produced:

- *pig iron – 48.4 mln. tons (+3.6 regarding the 2002 level);*
- *steel – 62.7 mln. tons (+4.7%);*
- *finished rolled stock – 51.1 mln. tons (+5.2%).*

The structure of steel production experienced favourable changes: the share of BOF steel increased from 61% to 62%, the share of electrical steel increased from 15% to 16%, the share of open-hearth melting decreased from 24% to 22%. In 2003 the structure of finished rolled stock experienced the following changes: the share of bars decreased from 57% to 55%, the share of strips increased from 43% to 45%. Strips production growth accounted for 8.6%, the overall production in 2003 amounted to 22.5 mln. tons including:

- *hot-rolled stock – 15.0 mln. tons (+5.5%);*
- *cold-rolled stock – 5.5 mln. tons (+5.7%);*
- *coated rolled stock – 2.0 mln. tons (+21.0%).*

The increase in pig iron, steel and rolled stock production was registered at almost all enterprises making up eight major Russian plants. The companies actively increased production of rolled stock with coatings (metallic and organic) which is in high demand at the domestic market.

At present domestic market is able to consume only about a half of metal products produced by domestic companies. Thus, only 117 mln. tons of the overall strips output produced in Russia were supplied to the domestic market. Economic recovery, however, entails an increase in steel consumption, which determines sales accretion in Russia.

Increase in demand in the main metal-consuming industries: in construction, tube-rolling and mechanical engineering was the main cause of increase in strips supplies to the domestic market (+14% to the 2002 level) by Russian steelmakers in 2003.

Regarding domestic sales of Russian strips in 2003 it can be noted that hot-rolled stock supplies increased most of all: by 19%, the annual increase accounts for 7.3 mln. tons.

A significant increase (+14%) of coated rolled stock was also recorded whose shipment reached 1.4 mln. tons. The sales of domestic cold-rolled stock increased the least, by 4%, and accounted for 3.0 mln. tons. The world market conditions in 2003 were liable to variations: a significant increase in prices for metal products was being registered from January to March, from April to June prices were decreasing. In the second half-year prices were increasing again. These price differences resulted in maintaining strips exports

at the 2002 level – 10.8 mln. tons by domestic plants.

In spite of the increase in sales of the Russian metal at the domestic market, a certain strips deficit which entailed increase in prices for steel and in imports developed in Russia against the background of demand increase. In 2003 strips import to the Russian market increased by 54%. The total annual imports accounted for 1.6 mln. tons, including :

- *hot-rolled stock – 971 thousand tons;*
- *cold-rolled stock – 136 thousand tons;*
- *coated rolled stock – 480 thousand tons.*

The major domestic importing regions were Rostov region, Belgorod region, Moscow region and Volgograd region. They imported 60% of the overall imported rolled stock. The main importers of rolled stock to the Russian market were the Ukraine and Kazakhstan which supplied to Russia mostly hot-rolled steel and coated rolled stock.

Under the conditions of domestic supplies and imports growth annual strips consumption at the Russian market increased as compared to 2002 by 18% from 11.3 mln. tons to 13.3 mln. tons, including:

- *hot-rolled stock – by 24%;*
- *cold-rolled stock – by 5%;*
- *coated rolled stock – by 18%.*

The shortage of the main strips types found reflection in prices dynamics. Thus, the prices of the major Russian producers: NLMK, MMK and Severstal for hot-rolled stock increased by 26-33%, for cold-rolled stock – by 18-29%, for galvanized rolled stock – by 9-26%. Consequently, during the year prices of the Russian secondary market were on an increase.

Price dynamics of the Russian domestic market traditionally differs from price dynamics of the world market. Should price changes at the world market have a pronounced cyclical character with quite a wide range of variations depending on the changes of market conditions, domestic prices have a steady increasing trend, recession periods depending on their intensity are characterized either by prices decrease or by increase slowdown or cessation.

Sales markets: 2004

World metal products market

The year 2004 is a special period in the development of the world iron and steel industry. In spite of a significant increase in prices for the main raw materials and freight rates for cargo transportation in 2004, industrial and financial indices of the majority of the world iron and steel companies improved as compared to 2003.

As a result of 2004 the world crude steel output accounted for 1 056.7 mln. tons, which is 9.0% as high as the 2003 level. There was an increase in industrial indices in all regions:

- *in Asia: by 57.1 mln. tons or 12.9%;*
- *in the EU-25: by 9.2 mln. tons or 5.0%;*
- *in North America – by 7.1 mln. tons or 5.6%;*
- *in the CIS – by 6.9 mln. tons or 6.5%;*
- *in South Africa – by 2.8 mln. tons or 6.6%;*

• in European countries not being the EU members – by 3.1 mln. tons or 10.6%;

• in the Middle East – by 0.8 mln. tons or 6.0%;

• in Africa – by 0.4 mln. tons or 2.5%.

The major output increase occurred, as in the previous year, in China: +22.5% to the 2003 indice. As a result of the reporting period China produced 272.5 mln. tons of crude steel, which is more than a quarter of the world output (25.8%).

As before the leading steel producers are the following five countries:

- *the second place – Japan (112.7 mln. tons);*
- *the third place – the USA (98.9 mln. tons);*
- *the forth place – Russia (65.6 mln. tons);*
- *the fifth place – South Korea (47.5 mln. tons).*

In 2004 demand for metal products exceeded its output.

In 2004 the world market conditions were influenced by the two main factors:

- *increased costs of steel and rolled stock production;*
- *advantageous market conditions.*

As compared to 2003 in 2004 the "Chinese factor" played a determining role only at the beginning of 2004. In the second and third quarters the determining influence on the development of the world iron and steel industry was exerted by economic upturn in the USA and Western Europe, in the forth quarter the majority of regions were changing under the influence of seasonal factor – Christmas and New Year holidays.

China. Because of a significant increase in demand for metal products on the part of all major industries in January-May, 2004 China saw an increase in prices for flats:

- *for hot-rolled flats – from 418 to 485 $/m C&F;*
- *for cold-rolled flats – from 460 to 590 $/m C&F;*
- *for galvanized flats – from 585 to 665 $/m C&F.*

In quarters II-III a certain reduction of business activity and a certain decrease in prices for metal products was registered at the Chinese market as a result of a "control" policy pursued by the Chinese government. As a result of August (no trade operations were conducted in September) the level of prices for imported hot-rolled stock decreased to 450 dollars/m C&F, in April-May prices for cold-rolled stock accounted for 520-540 dollars/m C&F. No transactions with imported galvanized rolled stock were not registered in China in May-September.

In quarter IV in spite of an increase in orders volume on the part of Chinese consumers and prices increase, the Chinese market was still one of the least attractive for foreign suppliers. In October-December hot-rolled stock was imported to China at the rate of 615 dollars/m C&F, cold-rolled stock – at the rate of 675-685 dollars/m C&F, galvanized rolled stock – at the rate of 705 dollars/m C&F.

United States of America. The USA market saw a significant growth of prices for metal products in 2004.

In quarter I against the background of the general increase in prices for metal products at the world steel market, import prices for hot-rolled stock in the USA increased from 430 to 639 dollars/m C&F, for cold-rolled coils – from 678 to 728 dollars/m C&F, for galvanized rolled stock – by 77 dollars/m to 810 dollars/m C&F.

In April-May in spite of deterioration of market conditions at the Chinese market the

prices for hot-rolled strips decreased insignificantly – by 16 dollars/m to 623 dollars/m C&F, for cold-rolled coils – by only 11 dollars/m to 717 dollars/m C&F.

As a result of economic growth in China and rolled stock deficit prices for the a/m products reached the level of 664 and 739 dollars/m respectively by the end of quarter II. Prices were also increasing in quarter III: the USA market became the most expensive of all importers of metal products. In August-May prices for rolled stock imported to the USA reached their peak:

- *hot-rolled stock was imported at the rate of 766 dollars/m C&F,*
- *cold-rolled stock – at the rate of 805 dollars/m C&F,*
- *dynamics of prices for galvanized rolled stock imported to the USA had an ascending tendency during 9 months, in autumn prices level reached 926 dollars/m C&F.*

The increased imports as well as a seasonal decrease of orders for rolled stock in the USA lead to a certain prices decrease at the Chinese market in quarter IV. In spite of it, however, products prices remained high as compared to other markets.

Western Europe. Western European market was the second major after the USA market during the greatest part of the previous year.

Because of the growth of Euro exchange rate to dollar, dollar prices for the rolled stock imported to this region were growing.

Over the first ten months of 2004 Euro prices for hot-rolled stock increased, on average, from 320 to 535 euro/m C&F, for cold-rolled stock – from 383 to 608 euro/m C&F, for galvanized coils – from 415 to 670 euro/m C&F.

A slight decrease in import prices for hot-rolled and galvanized rolled stock in the EU was registered only in June and November-December.

CIS. The previous year was favourable for the CIS rolled stock exporters. A high competitive edge of products enabled Russian and the Ukrainian plants to timely re-orient their exports from one market to another and thus to avoid fluctuations of average prices for metal products on sale.

Over January-September prices for hot-rolled stock exported from this region increased from 390 to 585 dollars/m FOB, for cold-rolled stock – from 460 dollars/m FOB in January to 640 dollars/m in November. A certain decrease in prices for these products was recorded in May-July. At the end of the year due to the seasonal decrease in demand price for strips decreased to 540 dollars/m FOB, for cold-rolled stock – from 630 dollars/m FOB.

Prices for galvanized rolled stock of the CIS producers were growing in the reporting period: from 615 dollars/m FOB at the beginning of the year to 725 dollars/m FOB in December.

Latin America. In view of the fact that the main sales market of Latin-American producers of metal products are the USA, in 2004 prices for rolled stock exported from this region remained at a high level.

Prices for galvanized rolled stock were increasing through the year: from 465 to 765 dollars/m FOB, at the end of December hot-rolled stock was exported at the rate of 585 dollars/m FOB against 305 dollars/m FOB in January, at the beginning of the year cold-rolled stock was offered at the rate of 410 dollar/m FOB, at the end of the year – at the rate of 675-685 dollars/m FOB.

Domestic metal products market

Domestic market is dynamically developing during the whole post-crisis period with the

exception of the period of market conditions deterioration at the end of 2001- the beginning of 2002. 2004 was the most favourable year for iron and steel companies. As in 2003 production output increase was registered for the main kinds of metal products. Pig iron production in Russia increased by 4.0% as compared to the previous year, steel production – by 4.6%, finished rolled stock production – by 6%.

Seasonal demand is a characteristic feature of the domestic market. The market is most active during the construction season (quarters II-III).

Annual strips consumption in Russia in 2004 increased by 2.3% as compared to 2003. Cold-rolled stock consumption increased by 12.9% and coated rolled stock consumption – by 17.4%. Nevertheless, it should be noted that in spite of an unprecedented prices increase at the world markets and the overall increase in finished rolled stock exports by 8.3%, strips export increase accounted only to 2.1%, but domestic supplies of these products remained almost unchanged. Thus, annual strips consumption increase was caused by imports increase by 17%. Despite the fact that NLMK and MMK significantly increased their domestic supplies of coated rolled stock as compared to 2003 by 48%, there is still deficit of coated rolled stock at the market.

The situation at the domestic market enabled Russian producers to increase their prices for hot-rolled stock by 47-53%, cold-rolled stock – by 40-42%, for galvanized rolled stock – by 31-35%. prices increase among the producers was surpassing prices increase at the secondary market.

Production growth in mechanical engineering accounted for 13%. The most rapidly developing industries were iron and steel and railway mechanical engineering (23% and 21% respectively.) production growth in motor-car construction accounted for 10%, but strips consumption by motor-car plants increased only by 3%. It is accounted for by the fact that the main increase in motor-car production in the country occurred due to the output increase at assembly enterprises. In 2004 the sales cost of foreign cars in Russia exceeded that of Russian cars.

The major customers of NLMK:

Customer	**Share,%**
2000	
Domestic market	
OJSC "KASTANS"	*19,5%*
OJSC "BAUMET"	*14,7%*
JSC "AVTOVAZ"	*14,5%*
Export	
Mildmay S.A.	*45,6%*
Tuscany Intertrade (UK)	*42,2%*
2001	
DOMESTIC MARKET	
OJSC "METRAZNOTORG"	*21,9%*
OJSC "PROKATPOSTAVKA"	*11,0%*
JSC "AVTOVAZ"	*10,0%*
Export	

Tuscany Intertrade (UK)	*76,4%*
2002	
Domestic market	
OJSC "INSAYUR"	*12,8%*
Export	
Tuscany Intertrade (UK)	*51,8%*
Steelco Mediterranean Trading Ltd.	*23,2%*
Moorfield Commodities Company	*10,5%*
2003	
Domestic market	
OJSC "INSAYUR"	*10,8%*
Export	
Steelco Mediterranean Trading Ltd.	*43,7%*
Tuscany Intertrade (UK)	*32,5%*
2004	
Domestic market	
OJSC "INSAYUR"	*12,8%*
Export	
Steelco Mediterranean Trading Ltd.	*42,9%*
Tuscany Intertrade (UK)	*30,1%*
Moorfield Commodities Company	*17,1%*
quarter I, 2005	
Domestic market	
OJSC "INSAYUR"	*14,3%*
Export	
Steelco Mediterranean Trading Ltd.	*43,8%*
Tuscany Intertrade (UK)	*28,2%*
Moorfield Commodities Company	*17,9%*

Note :

- *from 01.01.2005 shipment to Belarus refers to export, so the data for the previous periods are brought to the comparable form;*
- *the a/m share reflects the customer's share in products supplies to the domestic or foreign markets.*

Factors that could affect sales by the Issuer of his steel products and possible actions of the Issuer aimed at decrease of such influence are listed in claim 2.5.1. «Industry risks» and 2.5.2. «Country and regional risks» of the present Report.

3.2.6. Practices regarding working capital and inventories.

Inventories

The Issuer controls inventories within current assets management. There is a standard «Control of the Company's current assets and control over their status», which stipulates the procedure for calculation, agreement, approval of the Company's current assets for production

divisions of NLMK, control over the status of current assets for the purpose of their optimum management.

Norms for current assets are established by order of NLMK as necessary. In case of certain factors changes (changes in production schedule, changes in prices for raw materials, diversification of product mix, etc.) the existing norms are occasionally reviewed.

NLMK does not generate inventories of finished products on its warehouses. All products are produced "to order". Pending of products on NLMK's warehouses mainly is due to railway operations balance.

Inventory turnover is calculated upon the following formula: (costs of sales of the goods, products, works, services sold over the period inclusive trade and administrative expenses for the period) / (average residual inventory for the period).

Accounts receivable

There is a standard «Prevention and control over accounts payable and receivable» in the Company, aimed at prevention of inaccurate generation of and control over accounts payable and receivable dynamics.

According to this standard divisions of NLMK (persons in charge of divisions) control over dates of liabilities performance regarding settlements and works aimed at collection of accounts receivable and repayment of accounts payable.

Information on failure to observe settlement time under contracts on products supply and on services of NLMK is reflected in the information system of the Company. On the basis of data from this system and information from persons in charge of divisions, Legal Issues Division will send claims to product consumers and suppliers of inventory holdings.

There is an accounts payable and receivable commission at NLMK, aimed at accounts payable and receivable curtailment. The commission investigates the results of accounts payable and receivable analysis and assessment, which are conducted at every stage of NLMK management, and develops suggestions for ameliorating the situation regarding accounts payable and receivable.

Cash and its equivalents

On the basis of bank financial performance analysis the safest and most trustworthy banks are selected. NLMK establishes a limit of monetary funds required for its day-to-day activity and temporarily surplus funds be placed in each of them. A part of temporarily surplus funds placed by NLMK in banks is subject to assets management which brings an extra income to the Company.

3.2.7. Raw materials.

For its production (to support production technologies) the Company purchases the following raw materials: coal concentrate, coke, iron ore, scrap, fluxes, ferroalloys, non-ferrous metals.

Sources of coal concentrate are: Kuznetsk coal field, Pechersk coal field and South Yakutsk coal field.

80% of the Company's demand for coke is satisfied by own coke & by-products division, while the deficit is covered for account of coke purchasing from Russian producers.

The main sources of iron ore are fields of ferruginous quartzite in Kursk Magnetic Anomaly.

Scrap is supplied mainly by enterprises of secondary metals of the Central Region of the Russian Federation.

The main suppliers of fluxes are local producers, i.e. Stagdok (Lipetsk) and Dolomit (the city of Dankov, Lipetsk region).

The Company's demand for main type of ferroalloys is covered mainly for account of Zaporozhsky plant of ferroalloys (the Ukraine), Kosogorsk Metallurgical Works (Russia).

The dominant non-ferrous metals used in steel-making process are aluminum and zinc. The

demand for aluminum is satisfied by Bratsky aluminium plant (Irkutsk region), as well as enterprises of secondary metals of the Central Region of the Russian Federation. Zinc being supplied is produced by Chelyabinsk zinc plant, OJSC "Electrozinc" and KazZinc (Kazakhstan).

For the 1th quarter of the current year the prices for the following raw materials grew (averaged data): iron ore concentrate (8.0%), zinc (33.3%), scrap (14.2%). At the same time prices for the following raw materials went down: coal concentrate (2.1%), coke (11.7%), ferroalloys (9.1%), aluminum (0,1%) (averaged data).

3.2.8. Main competitors.

Production of main products by the largest steel-making companies of Russia

		2000	2001	2002	2003	2004
		PIG IRON				
NLMK	*output, thousand tons*	7699	7464	8048	8624	8994
	share	18%	17%	18%	18%	18%
Severstal	*output, thousand tons*	7587	7448	7732	7641	7922
	share	17%	17%	17%	16%	16%
MMK	*output, thousand tons*	8507	8662	9264	9766	9651
	share	19%	20%	20%	21%	19%
total output, thousand tons		**43734**	**43794**	**45342**	**47391**	**50277**
		SLABS FOR EXPORT				
NLMK	*output, thousand tons*	2837	2701	3242	3338	3763
	share	26%	24%	30%	38%	32%
Severstal	*output, thousand tons*	455	599	591	362	793
	share	4%	5%	5%	4%	7%
MMK	*output, thousand tons*	765	1116	825	466	697
	share	7%	10%	8%	5%	6%
total output, thousand tons		**11077**	**11392**	**10806**	**8864**	**11712**
		HOT-ROLLED PLATES				
NLMK	*output, thousand tons*	752	850	732	762	784
	share	14%	16%	14%	13%	12%
Severstal	*output, thousand tons*	1425	1289	1258	1372	1570
	share	27%	24%	24%	23%	24%
MMK	*output, thousand tons*	1682	1925	1875	2338	2488
	share	32%	36%	35%	38%	38%
total output, thousand tons		**5230**	**5326**	**5307**	**6076**	**649**
		HOT-ROLLED SHEETS				
NLMK	*output, thousand tons*	3060	2086	1178	1129	1114
	share	38%	29%	17%	17%	17%
Severstal	*output, thousand tons*	1956	2289	2150	1855	1749
	share	24%	32%	31%	28%	27%

MMK	*output, thousand tons*	*3011*	*2753*	*3597*	*3539*	*3638*
	share	*37%*	*38%*	*51%*	*54%*	*56%*
total output, thousand tons		**8117**	**7202**	**6995**	**6593**	**6523**
COLD-ROLLED STEEL (inclusive of hot-dip galvanized steel)						
NLMK	*output, thousand tons*	*1497*	*2086*	*2597*	*2790*	*2798*
	share	*26%*	*37%*	*39%*	*37%*	*35%*
Severstal	*output, thousand tons*	*2268*	*1558*	*2073*	*2329*	*2619*
	share	*40%*	*28%*	*31%*	*31%*	*33%*
MMK	*output, thousand tons*	*1941*	*1969*	*2008*	*2380*	*2255*
	share	*34%*	*35%*	*30%*	*32%*	*28%*
total output, thousand tons		**5707**	**5615**	**6680**	**7502**	**7930**
HOT-DIP GALVANIZED STEEL						
NLMK	*output, thousand tons*	*287*	*234*	*369*	*351*	*294*
	share	*29%*	*27%*	*34%*	*25%*	*20%*
Severstal	*output, thousand tons*	*467*	*490*	*482*	*479*	*585*
	share	*46%*	*56%*	*45%*	*34%*	*39%*
MMK	*output, thousand tons*	*252*	*147*	*231*	*592*	*603*
	share	*25%*	*17%*	*21%*	*42%*	*41%*
total output, thousand tons		**1007**	**871**	**1082**	**1422**	**1481**

Main competitive advantages of NLMK in sales are as follows:

- ***diversified production with big share of high value-added products;***
- ***advantageous geographic location in the center of European part of Russia (main metal-consuming area of the country) and relative proximity to main Russian and Ukrainian ports which significantly facilitates products export.***

3.2.9. Information on the Issuer's licenses.

Licenses:

Number: ***ЛПЦ №04995 ВЭ***
Issue date: ***22.04.1998***
Validity: ***till 1.03.2008***
Licenser: ***Territorial Administration of Geology and Subsoil use in the Lipetsk region***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise.***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not performed)***

Number: ***A 000590 Registration No. 4084***
Issue date: ***12.04.1996***
Validity: ***till 12.04.2006***
Licenser: ***RF Ministry of Communications***
Activity: ***Rendering of local telecommunications services.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 07811 ВЭ***

Issue date: *1.06.2000*
Validity: *till 1.06.2010*
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise (Health center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: *ЛПЦ 08883 ВЭ*
Issue date: *18.05.2001*
Validity: *till 1.01.2011*
Licenser: ***Lipetsk region Natural Resources Committee.***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise (Health Center «Prometheus»)***
Possibility of license prolongation: ***The license will be prolonged***

Number: *006101 ЦО-03-209-1152*
Issue date: *9.10.2001*
Validity: *till 1.11.2006*
Licenser: ***Central interregional territorial district of State nuclear supervision of Russia.***
Activity: ***Operation of radiation sources (products containing radioactive substances).***
Possibility of license prolongation: ***The license will be prolonged***

Number: *ЛПЦ 07349 ВЭ*
Issue date: *24.04.2000*
Validity: *till 1.12.2009*
Licenser: ***Lipetsk region Natural Resources Committee***
Activity: ***Draft of fresh underground waters for state farm "Novolipetsky" water supply.***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not performed)***

Number: *А 051789 34ТО №004164*
Issue date: *8.02.2002*
Validity: *till 1.02.2007*
Licenser: ***State engineering supervision of Russia, Verkhne-Donskoy county***
Activity: ***Unloading, loading and transportation of hazardous cargoes by railway transport***
Possibility of license prolongation ***The license will not be prolonged (received as a part of license Register No. 00-ЭВ-002192, 00-ЭХ-002233)***

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will be prolonged***

Number: *Г 603433 Registration No. 119*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*

Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Veterinary preventive and diagnostic activity.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *Г 603582 Registration No. 155*
Issue date: *5.04.2002*
Validity: *till 5.04.2005*
Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Activity related to the application of ionization sources (generating) at the location of distant plants.*
Possibility of license prolongation: *The license will be prolonged*

Number: *Г 603615 Registration No. 354*
Issue date: *11.04.2002*
Validity: *till 11.04.2005*
Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Retail sale of spirits and sale of spirits on tap in the bar «Sova», Health Center «Sukhoborie» located at: Gryazinsky region, Sukhoborie settlement.*
Possibility of license prolongation: *The license will be prolonged*

Number: *ГС-1-48-02-22-0-4823006703-000182-1*
Issue date: *8.05.2002*
Validity: *till 8.05.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will be prolonged*

Number: *10109/910038*
Issue date: *28.07.2002*
Validity: *till 27.07.2005*
Licenser: *State customs committee of the RF. Lipetsk customs.*
Activity: *Temporary warehouse foundation.*
Possibility of license prolongation: *The license will not be prolonged (Licensing was substituted by registration by Customs Code of the Russian Federation No. 61-FZ dd. 28.05.03)*

Number: *10109/0005*
Issue date: *28.07.2002*
Validity: *till 27.07.2005*
Licenser: *State customs committee of the RF. Lipetsk customs.*
Activity: *Customs warehouse foundation.*
Possibility of license prolongation: *The license will not be prolonged (Licensing was substituted by registration by Customs Code of the Russian Federation No. 61-FZ dd. 28.05.03)*

Number: *Г 603985 Registration No. 246*
Issue date: *30.07.2002*
Validity: *till 30.07.2005*

Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: ***Activity related to the application of ionization sources (generating) at the location of distant plants.***
Possibility of license prolongation: ***The license will be prolonged***

Number: *ГС-1-48-02-21-0-4823006703-000308-4*
Issue date: *29.08.2002*
Validity: ***till 29.08.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will be prolonged***

Number: *ГС-1-48-02-27-0-4823006703-000390-1*
Issue date: *19.12.2002*
Validity: ***till 8.05.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314039 Registration No. 1***
Issue date: *7.10.2002*
Validity: ***till 7.10.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Pharmaceutical activity at NLMK's medical unit.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No. 14***
Issue date: *19.12.2002*
Validity: ***till 19.12.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Activity related to the circulation of drugs and psychotropic substances included in List II in accordance with the Federal Act "On drugs and psychotropic substances".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No. 20***
Issue date: *30.12.2002*
Validity: ***till 30.12.2007***
Licenser: ***Medical Activity Licensing Commission of the Health Department of the Lipetsk region Administration.***
Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of territorially distant plants (Appendices No. 2-34).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051382 Registration No. 392***
Issue date: *18.06.2003*
Validity: ***till 18.06.2006***

Licenser: *Education and science department of the Lipetsk region Administration*
Activity: *Educational activity according to curriculum specified in appendices to the license.*
Possibility of license prolongation: ***The license will be prolonged***

Number: *004918 НВГ №00526-К*
Issue date: *18.04.2003*
Validity: *till 18.04.2008*
Licenser: *Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision*
Activity: *Cartographical activity*
Possibility of license prolongation: ***The license will be prolonged***

Number: *004917 НВГ №00525-Г*
Issue date: *18.04.2003*
Validity: *till 18.04.2008*
Licenser: *Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision*
Activity: *Geodesic activity*
Possibility of license prolongation: ***The license will be prolonged***

Number: *Д 293036 Registration No. 37*
Issue date: *23.05.2003*
Validity: *till 23.05.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity in the Health Center "Prometheus". Address: Lipetsk, camp "Prometheus".*
Possibility of license prolongation: ***The license will be prolonged***

Number: *ЛПЦ Registration No.54085 ВЭ*
Issue date: *20.05.2003*
Validity: *till 1.03.2012*
Licenser: *Natural Resources Committee of the Lipetsk Region*
Activity: *Draft of fresh underground water for industrial purposes and drinking water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)*
Possibility of license prolongation: ***The license will be prolonged***

Number: *007085 ЛПЦ 00122 БРЭЗХ*
Issue date: *3.07.2003*
Validity: *till 3.07.2006*
Licenser: *The RF Ministry of natural resources. Donskoy water basin bureau*
Activity: *Draft, discharge of sewage, aqueduct, use of water area (river of Voronezh, Matyra water storage basin, Silikatny lakes)*
Possibility of license prolongation: ***The license will be prolonged***

Number: *МК №002125 Registration No. 585*
Issue date: *11.06.2003*
Validity: *till 11.06.2008*

Licenser: ***Ministry of culture. The state department on protection of cultural heritage in the Lipetsk region.***
Activity: ***Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Б 318290 Registration No. 178***
Issue date: ***9.07.2003***
Validity: ***till 9.07.2008***
Licenser: ***Department of Federal security in the Lipetsk region***
Activity: ***Operations with use of information being an official secret***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 293062 Registration No. 75***
Issue date: ***25.08.2003***
Validity: ***till 25.08.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity under Appendix No. 1 (health center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 382503 Registration No. 50012615***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Electric network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 382502 Registration No. 60012614***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Heat network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ГСЭН №002340 ГСЭН.1.34.012***
Issue date: ***9.10.2003***
Validity: ***till 9.10.2008***
Licenser: ***RF Ministry of Healthcare***
Activity: ***Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 411485 Registration No. 30014386***
Issue date: ***10.10.2003***
Validity: ***till 9.10.2008***

Licenser: *Ministry of energy of the Russian Federation*
Activity: *Storage of oil, gas and products of their processing*
Possibility of license prolongation: *The license will be prolonged*

Number: *0008679 Registration No. 2/04818*
Issue date: *24.10.2003*
Validity: *till 24.10.2008*
Licenser: *Central administrative board of the State Fire Fighting service with Ministry of Emergency Situations of the Russian Federation*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged*

Number: *012545 Registration No. 48M03/0042/Л*
Issue date: *05.12.2003*
Validity: *till 5.12.2008*
Licenser: *Central administrative board of natural resources and environmental protection with MPR of Russia in the Lipetsk region.*
Activity: *Handling of dangerous wastes*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 051220 Registration No. 523*
Issue date: *10.12.2003*
Validity: *till 10.12.2007*
Licenser: *Department of Education and Science in the Lipetsk region Administration*
Activity: *Educational activities in the area of secondary vocational training (dental prothetists training)*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235109 Registration No. 716*
Issue date: *17.12.2003*
Validity: *till 14.11.2006*
Licenser: *Department of consumer market in the Lipetsk region Administration*
Activity: *Retail sales of alcoholic spirits*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 413045 Registration No. 30017363*
Issue date: *23.12.2003*
Validity: *till 22.12.2008*
Licenser: *Ministry of energy of the Russian Federation*
Activity: *Storage of oil, gas and products of their processing*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 013868 Registration No. 00-ЭВ-002192*
Issue date: *29.01.2004*
Validity: *till 29.01.2009*
Licenser: *Federal mining supervision of Russia*
Activity: *Explosive production units running*

Possibility of license prolongation: *The license will be prolonged*

Number: *Б 013818 Registration No. 00-ЭХ-002233*
Issue date: *04.02.2004*
Validity: *till 04.02.2009*
Licenser: *Federal mining supervision of Russia*
Activity: *Chemically dangerous production units running*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д №00397 Registration No. 001119-P*
Issue date: *27.02.2004*
Validity: *till 27.02.2009*
Licenser: *Gosstandart of Russia*
Activity: *Manufacture and repair of measuring devices*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 0653 ПРД No. 02313*
Issue date: *01.03.2004*
Validity: *till 01.03.2009*
Licenser: *Ministry of communications*
Activity: *Railway handling*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 339099 Registration No. 135*
Issue date: *17.03.2004*
Validity: *till 17.03.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Activity related to psychotropic agents circulation from List III according to Federal Law*
«On drugs u psychotropic agents» under extraction from the Register to the license
Possibility of license prolongation: *The license will be prolonged*

Number: *0012022 Registration No. 3/00212*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: *Fire risk production sites running*
Possibility of license prolongation: *The license will be prolonged*

Number: *0012485 Registration No. 2/06892*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235444 Registration No. 28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audiovisual pieces in cinemas of Sukhoborje health center and Prometeus health center located at: village Sukhoborje, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian Federation*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 54136 ТЭ*
Issue date: *01.04.2004*
Validity: *till 01.01.2030*
Licenser: *Natural resources committee in the Lipetsk region*
Activity: *Construction quality sand extraction on «Krasny Gornyak» deposit*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 339904 Registration No. 1423M*
Issue date: *07.06.2004*
Validity: *till 09.07.2008*
Licenser: *Federal Security Department in the Lipetsk region*
Activity: *Measures and services on protection of state secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235702 Registration No. 44*
Issue date: *03.09.2004*
Validity: *till 03.09.2009*
Licenser: *Department of consumer market with Lipetsk region administration*
Activity: *Procurement, preparation and sale of ferrous scrap at address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)*
Possibility of license prolongation: *The license will be prolonged*

Number: *А 013562 Registration No. 34-XB-001027(Г)*
Issue date: *25.10.2004*
Validity: *till 25.10.2009*
Licenser: *Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)*
Activity: *Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)*
Possibility of license prolongation: *The license will be prolonged*

Number: *МГ№006673 МКГ-48-111421*

Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial freight by motor transport.*
Possibility of license prolongation: *The license will be prolonged*

Number: *МП №008115 МКП-48-113422*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial conveyance of passengers by motor transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012044 ЛСС-48-113416*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Commercial conveyance of passengers by motor cars*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight by motor transport of passengers by motor cars with the capacity of 3.5 tons*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012043 АСС-48-113415*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Conveyance of passengers by motor cars equipped for conveyance of more than 8 people*
Possibility of license prolongation: *The license will be prolonged*

Number: *А №025805 ПВ-13-000003(В)*
Issue date:*24.02.2005*
Validity: *till 23.02.2010*
Licenser: *Federal service on environmental, technological and atomic supervision (Rostechnadzor)*
Activity: *Operations with industrial explosives*
Possibility of license prolongation: *The license will be prolonged*

3.2.10. Joint activity of the Issuer.

At present there is no joint activity of NLMK with any other companies.

As of 31.12.2005 Agreement No. 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) for joint activity was in force. Investments of NLMK accounted for 1,487,250.0 rubles. The purpose of investments is consortium establishment for construction and commissioning of a sector which will specialize in production of high-quality centrifugal rolls on the basis of Lutugin association on rolls production.

There is no information on financial performance of joint activity for 2004 and 2005 due to failure of a partner to a joint activity to present statements.

3.2.11. Additional requirements to Issuers being stock investment funds or insurance companies.

The information is not presented as the Issuer is not a stock investment fund or insurance company.

3.2.12. Additional requirements to Issuers specialized on mining operations.

The information on NLMK's subsidiaries and affiliated companies specialized on mining operations is provided.

I. Studenovskaya Open Joint-stock Mining Company (OAO «Stagdok»)

a) Mineral reserves:

According to the license received Stagdok has the right for subsoil of Sitov area of Sokol-Sitov field of fluxed limestone located at the territory of the Lipetsk region (3 km to the north from the city of Lipetsk and 0.5 km to the west from village Voskresenovka of the Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ
Issue date: May 30, 2002.
Expiry date: 31.12.2028.
The basis for licensing:
- supplementary exploration and revaluation of reserves in the period of 1995-2000;
- change of field contour.

Subsoil area given for use has the status of mining lease. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200901 thousand tons as of 01.01.2000, inclusive of 34095 thousand tons of quality A, 166806 thousand tons of quality Cl, approved by (taking into account supplementary exploration and revaluation of the field) Territorial Commission on mineral reserves (Minutes No. 51 dd. June 29, 2000).

In I Q of 2005 limestone extraction volume amounted to 920 thousand tons.

As of 01.01.2005 the reserve residue of Sitov area of Sokol-Sitov field constitutes 180 755 thou t, inclusive of 13 949 thousand tons of quality A and 166 806 thousand tons of quality Cl.

Within the given mining lease the company has the right for geological survey on translation of limestone reserves from low industrial qualities to high qualities.

The main liabilities of the Company.

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan (the volume of limestone extraction in 2005 was planned as 4359 thousand tons);

- to agree the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for use of subsoil according to norms being in force:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

To effect double payments for mineral loss infringement. To effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "FGA" and to Federal Geological Administration "Geological Fund of the Central regions of Russia" and to Lipetsk branch of FGA "Centergeolfund" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use Stagdok is liable to constantly monitor groundwater through the existing observation network.

The liabilities described in the license are being fulfilled by the company in the established order.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are:

- crushers and mills, excavators, BELAZ cars, drilling rigs, bulldozers, diesel locomotives.

c). Sales:

Limestone from Sitov area is suitable as a raw material for production of the products which are in conformity with the following requirements:

- TU 0750-005-00186855-97 " Limestone of industrial quality. Specifications ";

- TU 0750-004-00186855-95 "Limestone of industrial quality extracted by Studenovskaya joint-stock company. Specifications ".

Limestone crushed rock for construction purposes, limestone of industrial quality are not covered by "Product mix and services (works) to be mandatorily certified according to the Russian Law" approved by Decree No. 5 dd. 23.02.1998 and Decree No. 53 dd. 19.09.1999 "On changes and amendments to "Product mix ..." and are not subject to mandatory certification.

II. Open Joint-stock Company «Dolomit» (OAO «Dolomit»)

a) Mineral reserves:

Dolomit has the right to use subsoil for dolomite extraction at Dankov field within Bigildin and Prikarjerny areas under the license received.

Mineral resources are metallurgical dolomite, construction quality crushed rock and limestone (dolomite) flour.

As of 01.04.2005 the areas for which licenses were granted had 402231 thousand tons of balance sheet reserves of dolomite, inclusive of 246637 thousand ton in Bigildin area and 155594 thousand tons in Prikarjerny area. Dankov field covers (all areas) 670708 thousand tons of dolomite balance sheet reserves in total.

Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Committee on Mineral Reserves (GKZ).

Dolomit has the license No. ЛПЦ 54112 ТЭ for subsoil use for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture raw materials for steel-making process and construction materials. Subsoil areas have the status of mining lease.

The license was granted on: October 1, 2003.

Expiry date: 01.01.2029.

The basis for licensing was redrawing up of the valid license due to change of legal person name - subsoil user.

Validity of the licenses can be prolonged upon initiative of subsoil user.

Allocated subsoil areas are located 3-7 km to the north-east from the city of Dankov and railway station with the same name – Dankov UVJD, 95 km to the north-west of the city of Lipetsk. The relief is relatively plain with ravine beam type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters from daylight.

Liabilities of the company:

1. To pay tax on dolomite extraction for construction materials manufacture in the amount of
5,5% of extracted mineral value;

2. To pay tax on dolomite extraction as metallurgical raw materials in the amount of 6,0% of mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To redraw up papers for mining leases in areas under mining in the State Engineering Supervision of the Russian Federation in Verkhne - Donskoy county before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare an annual plan of mining works development for forthcoming year and to agree it with State engineering supervision of the Russian Federation in Verkhne-Donskoy county before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

The stated liabilities: all liabilities stated above are fulfilled within established time. Liabilities under clause 5 (redrawing up of papers for mining lease) are being fulfilled about which a notification letter was sent to the corresponding controlling authorities.

b) Mineral processing:

Electric full-rotary excavators manufactured by UZTM of ЭКГ –5а and ЭКГ –4,6Б type with 5 m^3 and 4.6 m^3 bucket capacity respectively and max. digging height of 10.3 m which corresponds to height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by drilling rig of roller-bit drilling of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180 m^3/h and 550 m^3/h respectively. The material is additionally crushed in cone secondary crushers of КСД –1750 g and КСД –2200 g of 200 m^3/h and 500 m^3/h capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

в) Product sales:

Permissions for dolomite products sales and export quotas allocated by the Federal Law are not provided for.

III. Open Joint-stock Company «Kombinat KMAruda» (OAO «Kombinat KMAruda»)

a) Mineral reserves:

1). Kombinat KMAruda is granted the right to use the subsoil for deep-mined extraction of Korobkov field of ferruginous quartzite (inclusive of Stretensky area).

Type of minerals - ferruginous quartzite.

Reserves of the field were approved by Minutes (on reserves approval):

No. 6640 dd. September 22, 1972 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 9770 dd. July 19, 1985 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 12 dd. February 10, 2000 of the Territorial Commission on mineral reserves with Department of natural resources for Central Region of Mineral Ministry of the Russian Federation.

Extraction volume from the beginning of operations in the field as of 01.04.2005 is 154356 thousand tons (149715 thousand tons of air dried weight).

Rated annual capacity of the plant regarding processing of dry ore amounts to 3395 thousand tons.

Kombinat KMAruda was granted a license of series БЕЛ No. 08586 for the right to use subsoil for extraction of ferruginous quartzites at Korobkov field for further processing into iron-ore concentrate. The license was registered by Central region Department of natural resources of the RF Ministry of Natural Resources in the register No. 8586/БЕЛ 08586ТЭ.

Issue date of the license: 19.02.2001.

Expiry date of the license: 01.01.2026 г. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases stipulated in the Russian Law "On subsoil").

The license was granted on the basis of application and license documents submitted by Kombinat KMAruda.

The Korobkov field of ferruginous quartzites is located in proximity to the city of Gubkin, Belgorod region, and belongs to the central part of north-east part of the Kursk Magnetic Anomaly.

The field geological structure consists of Precambrian complex dislocated metamorphized rock broken in some places through by intrusions and dykes as well as water-bearing sedimentary deposits of Devonian and Mesocainozoic age, which unconformably and almost horizontally overlap crystal thickness. The capacity of sedimentary rock in average amounts to 116 meters. Iron-ore assise is considered as productive where ferruginous quartzites form two sub-assises of different capacity - 100-200 and 180-320 meters.

Ferruginous quartzites are covered everywhere by residual soil with average capacity of 18,3 meters, represented by oxidized and semi-oxidized quartzites and small deposits of high grade ore.

Under terms and conditions of the license Kombinat KMAruda shall within its validity:

- effect payments for extraction of ferruginous quartzites and for use of land lots;

- observe the rules of safe operations, environment protection, mineral resources conservation , subsoil protection.

Under special conditions of the license Kombinat KMAruda is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of acting legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- redrawing up of the valid license due to change of legal person name or status of the plant.

The liabilities stated in the license are being fulfilled by the company in full.

2). Kombinat KMAruda has the right to use subsoil for groundwater operations of aquiferous stratum of Alb-senoman and Archaean Proterozoic aquiferous stratum on site of Korobkov field of ferruginous quartzites.

Kombinat KMAruda was granted a license of series БЕЛ No. 07479 for subsoil use for the purpose of fresh groundwater extraction in amount of 625 m^3/day for potable water and industrial water supply of the plant and outside consumers; extraction of groundwater for protection of mine opening from watering in case of Korobkov field development.

Issue date of the license: 15.05.2000.

Due to the changes dd. 30.03.2005 entered by the authorized bodies the license validity was prolonged till 01.04.2015.

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda.

Groundwater reserves were not approved. (In accordance with the changes to the license dd. 30.03.2005 (inclusive of the clause concerning suboil usage conditions) groundwater reserves estimation of Korobkov field of ferruginous quartzites development should be conducted till 01.11.2007 with their approval in the established order).

Aquiferous stratum of Alb-senoman lies in depth intervals of 70-100 m and consists of different granular sands which are overlapped by thickness of chalk, sand and loams. It is separated from ore-crystalline massif by thickness of Jurassic clays. Groundwater is under pressure, depth of occurrence of groundwater level is 46-55 m. Aquiferous stratum is used by two water wells located within mining lease of the plant.

Archaean Proterozoic aquiferous stratum of 150-200 m capacity is referred to cracked area of crystalline rock, confining bed of which lies at depth of 120-150 m.

Archaean Proterozoic groundwater is draught by draining of mine opening with the following pumping out by mine drainage.

According to terms and conditions of the license Kombinat KMAruda effects payments within the license validity for use of water bodies in accordance with the existing legislation of the Russian Federation.

The lisbilities stated in the license are being fulfilled by the company in full.

3) Kombinat "KMAruda" has the right to use suboil for groundwater operations of quaternary Alb-senoman aquiferuos stratum in the vicinity of Kaplino village, Stary Oskol region.

Kombinat "KMAruda" was issued a license for subsoil right: extraction of fresh groundwaters for economic and potable needs of recreation centre "Gornyak". License ВЭ series БЕЛ number 50108. The license was registered by the Mineral Committee of Belgorod region 07.06.2002 Nr. 108/БЕЛ 5010837 in the register.

License issue date – 07.06.2002.

License expiry date – 01.03.2012 (License validity can be prolonged in the established order).

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda.

Groundwater reserves were not approved.

Groundwater is intaken by the water well located in Stariy Oscol region, north of Kaplino village on the left bank of the Oskol river in the area of Stariy Oskol water storage basin at the recreation centre of Kombinat "KMAruda".

The groundwater body is located in the northern part of Voronezh crystalline massif. The geological structure is made up of Pre-Cambrian metamorphic rocks and sedimentary rocks consisting of Devonian, Jura, chalk.

For water supply purposes quaternary Alb-senoman aquiferuos stratum is used as the most water-abundant and the first thick stratum from the surface. The water well 38 m deep was drilled in

1987. The bearing strata of the aquiferous stratum under operation are made up of various granular sands up to 31 m thick. The aquiferous stratum is overlapped by small-granular sands 6 m thick. The stratum toe is made up of water-proof Jurassic clays.

In accordance with the license conditions "Kombinat KMAruda":

- *effects regular payments for groundwater extraction, for the subsoil area located in the Don river basin in accordance with the effective legislation;*
- *grants payments for the land lot in accordance with the effective legislation;*
- *in case of the respective legislation changes groundwater extraction conditions, payments for their usage and the order of information submission specified in the license are subject to additional agreement with the issuing bodies.*

In accordance with special conditions "Kombinat KMAruda"is liable:

- *to submit information on suboil usage conditions observation to Mineral Committee of Belgorod region annually till January, 10; information on groundwater monitoring to "Belgorodgeomonitoring" quarterly not later than the 10th day of the month following the reporting quarter;*
- *in case of significant deviations of well production values, level lowering, water chemical composition indexes from the typical values as of the license issuance period, Mineral Committee of Belgorod region and "Belgorodgeomonitoring" should be informed;*
- *in case of reorganizing or changing of the legal person's name or loss of the license application for reissuance of the license. License is reissued in the order established for its issuance.*
- *to ensure observation of all environmental and nature-conservation measures in the course of activities related to subsoil usage envisaged by provisions of the authorized environmental bodies.*

Obligations specified in the license are fulfilled by the plant in the established order.

b) Mineral processing:

The main mining equipment used in mining roadheading:
drilling machines ЛКР-Т3, ЛКРУ, punchers ПП-63, ПП-80НВ, ССПБ-1К, ПТ-48, loading machines 1 ППН-5, loading – hauling machines ПТ-4, scraper winches 55АС-2СМ.

Rocks are transported from funnel and breakage mining faces by electric locomotives 10 КР and 14 КР in bogies of УВБ-4 and ВГ-4,5.

Blast holes are drilled by machine НКР-100 М. Blast holes are loaded by machines М3КС-160.

Extracted ore is preliminary crushed in crushers СМД-118 1Б and ДСД –1017 in underground crushing complexes. Crushed ore is transported to processing plant along shaft equipped with 2 skips of 4 tons capacity each and hoist engine 2 Ц-4×1,8 and along shaft equipped with 2 skips of 13 tons each with hoist engine 2 Ц5-2,3. Ventilation of mine opening is done by fans ВЦД-47 У and ВЦД –31,5.

All ore extracted is processed into concentrate in processing plant which is technologically connected with skip shafts.

The main crushing – milling and mineral processing equipment of the plant:

- Cone crusher – КСД-1750, КМД-1750, КСД-2200, КМД-2200;
- Unbalanced-throw screen – ГИТ-52 Э, ГИТ-31;
- Ball mill – МШР 32-31;
- Sizing screen – К-СН-24;
- Hydrocyclone – ГЦ-500;
- Magnetic separators - ПБМ-90/250, ПБМ-120/300;
- Vacuum pumps -- ВВН2-50;
- Vacuum filters – ДОО 150;
- Gravel pump – 6 НП.
- Stationary belt conveyor of different types.

c) Product sales:

Finished products (iron ore concentrate) are sold on the basis of agreements with consumers.

Permissions by the State authorities for sales of the above mentioned products are not required.

IV. Open Joint-stock Company «Stoilensk Mining Company» (OAO «Stoilensky GOK»)

a) Mineral reserves:

1) According to the license received Stoilensk Mining Company has the right for digging of Sloilensk iron ore and nonmetallics field.

The field was explored by Belgorod geological surveillance expedition.

State Commission on minerals reserves with Ministry of Ecology and Natural Resources of the Russian Federation for quarry operations (500 meters to daylight) approved reserves of the following minerals (Protocols No. 1, No. 2 dd. January 24, 1992):

- high grade iron ore;
- magnetite quartzites;
- oxidized quartzites;
- clay and loam;
- chalk;
- marl;
- sand;
- decayed slate;
- crystalline slate;
- quartzitic sandstone;
- granite gneiss.

The balance sheet reserves remainder as of 01.01.2005:

- high grade iron ore of category B+Cl – 58054 thousand tons; of category C2 - 11991 thousand tons;

- magnetite quartzites of category B+Cl – 4951642 thousand tons; of category C2 – 1563565 thousand tons;

Extraction volume starting from the field excavation beginning on 01.01.2005 accounted for:

- high grade iron ore - 103941,8 thousand tons;

- magnetite quartzites – 303572 thousand tons;

Annual design capacity of the Company on high grade iron ore excavation is 1200 thousand tons and 25440 thousand tons on magnetite quartzites.

Stoilensk GOK was granted a license of series БЕЛ №13030 ТЭ registered by Russian Mineral Ministry No. 3955 dd. 24.03.2005 for subsoil right– excavation of iron ore, ferruginous quartzites of Stoilensk field, as well as co-nonmetallics located in stripping and special dumps. Marketable products produced from processing of iron ore are sintering ore and iron ore concentrate. Co-excavated nonmetallics, finished products from their processing are used in-house or in other companies.

Issue date of the license: March 24, 2005.

License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of a subsoil user as well as in other cases set forth in the Russian Law "On subsoils").

The license was granted on the basis of application and licensing documents submitted by Stoilensk GOK.

Under terms and conditions of the license Stoilensk Mining Company shall within its validity:

- effect payments for extraction of minerals and for use of land lots;

- observe the rules of safe operations, environmental protection, mineral resources conservation , subsoil protection.

Under special conditions of the license Stoilensk Mining Company is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of existing legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- reissuance of the license due to change of legal person's name or status of the plant.

The obligations stated in the license are being fulfilled by the Company in full.

2) Stoilensk GOK has a right under license of series БЕЛ No. 50162 ВЭ to extract drainage groundwater in order to dewater quarry of Stoilensk ferruginous quartzites field.

Issue date of the license: 13.01. 2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by Stoilensk GOK.

Drainage groundwater reserves of Stoilensk field were approved upon Turonian Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex of 79 thousand meter3/day for category B (Protocol No. 3 GKZ dd. January 24, 1992г.)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at 75-100 meters depth, quarry is drained.

Stoilensk GOK drains groundwater by 106 draining rise wells drilled from ring system of horizontal quarry of 35 km total length. Underground water intake covers 29 rise drain holes and mine drainage from shaft No. 3.

Mine drainage in 2004 accounted for 44 423 904 m^3 in total inclusive of chemically treated water 5 640 600 m^3 per annum.

Area of water intake refers to Don river basin.

"Subsoil user" is permitted to continuously intake groundwater in order to drain quarry with decrease of groundwater level till depth of drainage working laying and in quantity providing for safe mining operations.

On the territory of "subsoil user" there is a network of observation wells by which subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the zone of a mining company influence.

In 2005 – 2006 Stoilensk GOK plans to reevaluate groundwater reserves under category B with their approval by GKZ.

According to license conditions Stoilensk GOK shall effect payments for use of water bodies in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the Company in full.

b) Minerals processing:

1. Main technologies used:

The field is being quarried: opened by a networks of trenches. Opening system is with outside refuse disposal. Quarry depth is 300 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzites are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore is removed from the quarry by trucks, railway and conveyor belts.

Technological scheme of high grade ore processing covers three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzites (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, deslimation, dehydration of concentrate in vacuum filters. Hydrotransport of processing tailings is pressure - self floating. Water recycling is used.

2. The following equipment is used:

2.1. Mining operations:
- drillings rigs СБШ –250 МН;
- charge machine "Akvatol", М3-4;
- cyclic excavators ЭКГ-10, ЭКГ-8И, ЭКГ-4,6(4У, 5У, 5А), ЭШ10/70;
- rotor complex KU-800.

2.2 Transportation of mining mass:
- dump trucks BelAZ 7513, 7548, 7555;
- electric locomotives ОПЭ-1, diesel locomotive ЧМЭ-3, ТЭМ-2, М-62;
- boxcars 2ВС-105;
- conveyor belts in rotor complex KU-800.

2.3 Crushing and benefication equipment:
- crushers – ЩКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП;
- screens ГИСТ-72, ГИТ-52Н;
- classifiers 2КСН 3,0x17,2;
- mills МШЦУ55x65, МШЦ 55x65;
- separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;
- deslimers МД-12;
- vacuum filters ДШ 100/2,5;
- pumps ГРК, ГРТ 1250/71, ГРК 1600/56,
- stationary, reverse conveyor belts.

c) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

Federal Law does not provide for any permissions from state bodies for sale of the above mentioned products.

3.2.13. Additional requirements to the Issuers the core activity of whom is communication services rendering.

The information is not being submitted due to the fact that the Issuer does not render

communication services.

3.4. Plans for future activity.

In 2005 NLMK will finish the first stage of Technical Upgrading Program which covers years 2000-2005, which is basically aimed at renewal of production facilities, increase in high value-added products output, improving quality and diversification of product mix, improving of production environmental purity).

In 2005 NLMK plans to conduct major overhauls and revamping of a number of main metallurgical lines. NLMK's 2005 production schedule is drawn taking account of upcoming overhauls and revamping of the major metallurgical lines, which will lead to reduction of upstream products regarding the 2004 level. Strips production, however, is planned to be maintained at the 2004 level. It will change favourably: galvanized and pre-painted strips output will increase, increase in production of NGO and GO rolled stock output is going to be increased.

In 2005 domestic sales of steel products will reach 29% in physical terms and 36% – in value. The Company continues taking measures aimed at management structure improvement and labour productivity increase. In 2005 NLMK expects to maintain a high profitability level and invested capital return.

3.5. The Issuer's equity holding in industrial, bank and financial groups, holdings, concerns and associations.

The Issuer does not hold any equity in industrial, bank and financial groups, holdings, concerns and associations.

3.6. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***OOO LSO Shans***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***

2. Full name: ***Limited-liability company «Stahl»***
Abbreviated name: ***OOO Stahl***
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale and retail trade.***
Importance for the Issuer: ***production process servicing.***

3. Full name: ***Limited-liability company «Novolipetskoye»***
Abbreviated name: ***OOO Novolipetskoye***
Domicile: ***Village Tuishevka, Lipetsk region, 398052 Russia***

The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***

4. Full name: ***Limited-liability company «Karamyshevskoye»***
Abbreviated name: ***OOO Karamyshevskoye***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***

5. Full name: ***Limited-liability company "NLMK Trading House"***
Abbreviated name: ***OOO NLMK Trading House***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading by ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***

6. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Iron & Steel Corporation***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities organization, complex of services for persons on vacation, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***

7. Full name: ***Limited-liability company «Larmet»***
Abbreviated name: ***OOO Larmet***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of metal and steel products***
Importance for the Issuer: ***production process servicing.***

8. Full name: ***Limited-liability company «VIMET»***
Abbreviated name: ***OOO VIMET***
Domicile: ***35a, pr. Mira Lipetsk, 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***

The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of raw material for steel-making production, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***

9. Full name: *Open joint stock company «Stoilensk Mining Company»*
Abbreviated name: *OAO Stoilensky GOK*
Domicile: *Stary Oskol, Belgorod region 309530 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***;
The Issuer's share in subsidiary's equity: *96.98 %*
The Issuer's share of common stock of the subsidiary: *96.98 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***

10. Full name: *Open joint-stock company «Dolomit»*
Abbreviated name: *OAO Dolomit*
Domicile: *1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: *92.74 %*
The Issuer's share of common stock of the subsidiary: *92.74%*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***

11. Full name: *Open joint-stock company «Studenovskaya Mining Company»*
Abbreviated name: *Stagdok*
Domicile: *4, ul Gaidara, Lipetsk 398008 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: *88.62 %*
The Issuer's share of common stock of the subsidiary: *88.62 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***

12. Full name: *Limited-liability company «Vtormetsnab NLMK»*
Abbreviated name: *OOO Vtormetsnab NLMK*
Domicile: *2, pl. Metallurgov, Lipetsk 398040 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sale of iron-an-steel scrap***
Importance for the Issuer: ***production process servicing.***

13. Full name: *Limited-liability company «Independent Transport Company »*
Abbreviated name: *OOO NTK*
Domicile: *32, Leninsky prospect, Moscow 119991 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***

The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***freight and other forwarding services***
Importance for the Issuer: ***production process servicing.***

14 Full name: ***Open joint stock company «Tuapse trading sea port»***
Abbreviated name: ***OAO TMTP***
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***69.41 %***
The Issuer's share of common stock of the subsidiary: ***69.41 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***handling, servicing of domestic and foreign vessels.***
Importance for the Issuer: ***production process servicing.***

15. Full name: ***Open joint-stock company "Northern Oil and Gas Company"***
Abbreviated name: ***OAO Severneftegas***
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***62.0 %***
The Issuer's share of common stock of the subsidiary: ***62.0 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***OOO LGEK***
Domicile: ***4-a, Pyotr Velikiy square, Lipetsk 398001 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***purchasing, generation, sale, transmission of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***

17. Full name: ***Private bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***Lipetskcombank***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.07 %***
The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***

18. Full name: ***Open joint-stock company «Lipetsky Gipromez»***
Abbreviated name: ***OAO Lipetsky Gipromez***
Domicile: ***1, ul. Kalinina, Lipetsk 398600 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***

The Issuer's share of common stock of the affiliated: *43.44 %*
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OAO Kombinat KMAruda***
Domicile:***2, ul. Artema, Gubkin, Belgorod region 309182 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: *32.89 %*
The Issuer's share of common stock of the affiliated: *32.89 %*
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***ore extraction and dressing***
Importance for the Issuer: ***significant influence, production process servicing.***

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***OOO Neptune***
Domicile: ***office No. 35, 1 «v», ul. Adm. Makarov, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***

3.7. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.7.1. Fixed assets.

Information on initial (replacement) value of fixed assets and value of accrued amortization and depreciation as of 31.03.2005.

(rubles)

No.	*Description of fixed assets group*	*Initial (replacement) value*	*Accrued amortization*
1	**Buildings**	**9 149 847 669**	**3 999 566 924**
2	**Structures**	**6 438 556 339**	**4 823 476 992**
3	**Machinery and equipment**	**18 956 490 386**	**8 395 875 932**
4	**Transport vehicles**	**1 948 217 913**	**524 423 561**
5	**Industrial tools**	**78 341 362**	**36 333 001**
6	**Perennial plants**	**181 948**	**178 042**
7	**Plough cattle**	**70 545**	**4 486**
8	**Other fixed assets**	**62 593 293**	**28 513 537**
9	**Land lots**	**1 044 690 640**	**0**
	Total	**32 672 074 551**	**34 650 649 661**

Results of fixed assets revaluation for 5 complete financial years preceding the reporting quarter.

(rubles)

No.	Description of fixed assets group	Full value before revaluation	Depreciated (less amortization) value before revaluation	Date of revalu-ation	Full value after revaluation	Depreciated (less amortization) value after revaluation
1	Buildings	8 589 009 953	5 165 822 645	01.01.2000	9 302 537 696	5 806 606 2
2	Structures	3 460 601 374	1 132 241 642	01.01.2000	3 525 041 387	1 185 883 8
3	Transfer mechanisms	1 977 805 733	351 328 423	01.01.2000	2 008 767 057	375 557 6
4	Power machinery and equipment	1 160 938 102	194 514 879	01.01.2000	1 168 345 411	199 454 9
5	Material-working machinery and equipment	7 109 910 914	1 715 243 377	01.01.2000	7 396 969 682	1 819 674 3
6	Measurement instrumentation	162 382 650	54 615 869	01.01.2000	167 671 763	56 176 3
7	Computing machinery	56 530 396	28 703 468	01.01.2000	73 626 328	32 971 9
8	Other machinery and equipment	17 874 210	5 118 046	01.01.2000	19 404 861	5 162 9
9	Transport vehicles	490 401 095	118 063 290	01.01.2000	493 910 942	119 202 6
10	Tools	7 730 602	5 060 759	01.01.2000	7 770 095	5 060 7
11	Industrial inventory and household equipment	35 652 548	11 017 458	01.01.2000	40 071 637	13 502 6
12	Furniture	7 611 744	3 893 383	01.01.2000	7 666 192	3 918 8
13	Plough, productive cattle	6 897 098	6 879 148	01.01.2000	6 897 098	6 879 1
14	Perennial plants	181 948	14 608	01.01.2000	181 948	14 6
15	Other funds of core activity	2 281 033	2 273 225	01.01.2000	2 281 033	2 273 2
	Total	**23 085 809 400**	**8 794 790 220**		**24 221 143 130**	**9 632 340 0**

Method of fixed assets revaluation:

The Issuer revalued the property on the basis of expert report.

Separate groups of fixed assets of NLMK were revaluated for the stated period by Closed joint-stock company "Center of professional appraisal" (Moscow).

According to the submitted report on the Company's fixed assets revaluation all calculations have been done by appraisers in full conformity with the Russian Law, standards, letters, explanations and other guides on fixed assets revaluation, published by the RF Government, the State Statistics Committee of the Russian Federation, the RF Ministry of Economics, the RF Ministry of Finance.

Method of revaluation:

Fixed assets of the Company were revaluated by direct translation of their book values as applies to prices for corresponding types of fixed assets on the date of revaluation (01.01.2000), confirmed by expert judgments of appraisers on market value of the stated assets.

Depending on fixed assets group and nature of object under assessment different evaluation techniques of fixed assets replacement value definition were applied based on the following methods of fixed assets revaluation – comparative and cost estimation approaches. These approaches are

based on the principle of replacement according to which costs related to formation, acquisition and commissioning of object under assessment (for cost method) are necessary to be calculated to define the value of observed depreciation or substitution value being the basis for calculation and find an object having similar functional and design parameters.

Observed depreciation of fixed assets object stands for either value of reproduction of its complete replica in current prices as of the date of assessment, or acquisition value of new object completely identical to the evaluated one upon functional, design and other parameters in current prices.

Substitution value of fixed assets object stands for minimum acquisition value of similar new object, very close to the evaluated one on the basis of all functional, design and operational parameters in current prices.

Full replacement cost of buildings, structures and transfer mechanisms was calculated on the basis of cost-is-no-object approach to property revaluation on the assumption of actual components – negotiated prices, estimations for civil works and erection, wholesale prices for construction materials, fuel, energy, machinery, equipment, tools, freight tariffs, etc. At that component division method and resource method were applied.

Full replacement value of equipment and machinery was revaluated by index method.

Replacement value of vehicles was defined according to the following methods:

- *similar object price method;*
- *cost component method;*
- *index method;*
- *direct comparison method.*

Plans on acquisition, replacement, retirement of fixed assets the amount of which accounts for 10 percent and more of their total value:

In the 2nd quarter of 2005 NLMK does not plan to acquire, purchase, replace of retire fixed assets the amount of which accounted for 10 percent and more of their total value.

Information on fixed assets charge as of the date of the reporting period end:

Charged assets (preliminary information): *fixed assets of NLMK (real assets, transport means, machinery and equipment, agricultural machinery, furniture, office equipment, commercial equipment, sport tools), original (replacement) cost of which amounts to 145 949 thousand rubles.*

Nature of charging: *granted on lease and transferred to free temporary use*

Date of charging: *starting from the date of transfer*

Validity of charging: *up to one year under agreements*

Other terms of charging: *none*

3.7.2. The value of the Issuer's property.

As of the date of the reporting quarter end:

- *total initial (replacement) value of buildings, structures, land lots as well as property being registered by the state but being accounted on NLMK's balance equals to 17 368 326 126 rubles;*
- *accrued amortization 8 836 229 910 rubles.*

Within 12 months from the date of reporting quarter end NLMK revalued separate fixed assets to be sold without reflection of revaluation results in accounting balance.

There were no significant changes in property of the Issuer after revaluation.

IV. Information on financial performance of the Issuer.

4.1. Results of the Issuer's financial performance.

4.1.1. Income and losses.

Indices dynamics characterizing the Issuer's profitability/ unprofitability:

Indice	*2000*	*2001*	*2002*	*2003*	*2004*	*I quarter 2005*
Proceeds from sales of products, works, services (without VAT, excise taxes and similar mandatory payments), thousand rubles	*38 619 112*	*37 220 599*	*53 296 838*	*75 026 216*	*126 180 664*	*33 400 802*
Gross profit, thousand rubles	*14 345 674*	*8 956 763*	*19 947 017*	*32 470 193*	*65 560 903*	*15 873 430*
Net profit (retained profit), thousand rubles	*10 487 336*	*6 030 866*	*15 097 577*	*22 568 939*	*49 849 071*	*11 053 503*
Labour productivity, thousand rubles/ person	*828,5*	*759,6*	*1 151,4*	*1 830,8*	*3 199,9*	*858,6*
Yield of capital investments	*4,2*	*4,0*	*5,0*	*6,0*	*7,4*	*1,6*
Assets profitability, %	*41,6%*	*18,5%*	*35,7%*	*37,4%*	*53,7%*	*37,0%*
ROE,%	*54,0%*	*22,2%*	*40,4%*	*41,0%*	*58,4%*	*39,8%*
Products (sales) profitability, %	*36,0%*	*22,2%*	*35,7%*	*41,8%*	*49,5%*	*44,9%*
Amount of retained loss as of the reporting date, thousand rubles	*1 050 397*	*737 071*	-	-	-	-
Ration of retained loss as of the reporting date to the balance currency	*0,04*	*0,02*	-	-	-	-

The stated indices have been calculated according to the methods recommended in the Provision on information disclosure by securities issuers approved by the Decree No. 03-32/nc. of the Central Bank Federal Committee dd. July 2.

Over the period of 2000-2004 the major financial and economic in dices of the Issuer improved: sales proceeds and net profit increased.

In 2000 sales proceeds increased by 1.5 fold regarding the 1999 level. The most significant factors pertaining to the growth of this indice were: growth of prices for the main kinds of metal products in the 1st half-year, 2000, US Dollar exchange rate growth, increase in downstream products share in production pattern and structure of sales of downstream products.

A significant increase in prices for the main kinds of raw materials, materials and fuel in 2000 lead to increase in cost value of products sold (+ 53% regarding 1999).

In 2000 net profit growth amounted to 76% and exceeded gross profit increase (+46%). It is accounted for by selling of refrigerator plant "Stinol" and transition of the plant's fixed assets, which brought additional profit to the Issuer.

In 2001 sales proceeds decreased by 4% regarding the 2000 level. It was mainly caused by the continuing recession at the world metal products market (which started in the 2nd half-year of 2000). A low level of prices for metal products at the foreign markets, reduction of sales volumes on the one hand, and increase in sales cost value (+17%) because of growth of prices for the main kinds of raw materials, fuel and railway tariffs on the other hand, caused net profit decrease by 42%.

In 2002-2004 the main positive factors which facilitated improvement of the Company's financial performance were the following: sales volume increase and significant increase in prices for the main kinds of metal products due to favourable market conditions at the domestic and foreign markets. Consequently sales proceeds growth amounted to 43% in 2002 regarding 2001, to 41% in 2003 regarding 2002, to 68% in 2004 regarding 2003.

Growth of prices for the main kinds of raw materials, fuel and railway tariffs at the rates lower than the rates of finished products increase made it possible to increase the Company's net profit by 2.5 fold in 2002 regarding 2001, by 49% in 2003 regarding 2002, by 2.2 fold in 2004 regarding 2003.

In the 1st quarter of 2005 proceeds decrease by 7% regarding the 4th quarter of 2004 with the cost value at the level of the 4th quarter (+1%) lead to net profit decrease by 30%.

Over the period 2000 – 2004 labour productivity indice was growing with the exception of 2001, which is mainly accounted for by sales proceeds increase. Apart from it the average listed staff of the Company was decreasing since 2002.

Thus, in 2000 labour productivity increased by 43%;
in 2002 labour productivity increased by 52%;
in 2003 labour productivity increased by 59%;
in 2004 labour productivity increased by 74%.

In 2001 labour productivity indice decreased by 8% as a result of sales proceeds amount decrease (+4%) and staff number increase (+5%).

In the 1st quarter of 2005 labour productivity decreased as compared to the 4th quarter of 2004, which is accounted for by sales proceeds decrease.

Yield of capital investments ratio

Over the period of 2000 – 2004 the level of the main production funds efficiency increased significantly which is attested to by the increase in yield of capital investments ratio. The growth of this indice was mainly caused by sales proceeds increase at the rates exceeding the growth rate of fixed assets average.

In 2001 there was a certain decrease in yield of capital investments indice (to 4.0) regarding the 2000 level as a result of sales proceeds decrease (-4%).

The 1st quarter of 2005 saw the decrease in yield of capital investments value regarding the 4th quarter of 2004.

In 2000-2004 the efficiency of the Company's assets was on the increase (with the exception of 2001), which is attested to by ROE and assets profitability indices. Increase in the Issuer's net profit was the main factor of the growth of assets profitability and ROE.

In 2001 assets profitability decreased to 18.5% and ROE decreased to 22.2% as a result of a significant decrease in the Issuer's net profit.

In the 1st quarter of 2005 there was a decrease in assets profitability and ROE regarding the 4th quarter of 2004 as a result of net profit decrease.

2001 saw a significant decrease in the Company's sales profitability. It was mainly caused by decrease in prices for metal products starting from the 2 half of 2000 with the simultaneous increase in products cost value because of increase in prices for the purchased raw materials. In 2001 sales proceeds reduction (-4%), sales cost value growth (+17%) caused a significant decrease in profit from sales (-41%) and, consequently, in sales profitability up to 22.2%.

In 2002-2004 the Company's profitability grew up as a result of sales proceeds growth exceeding sales cost value; sales profitability indices accounted for 35.7% in 2002, for 41.8% in 2003, for 49.5% in 2004.

In the 1st quarter of 2005 regarding the 4th quarter of 2004 sales proceeds decrease with a certain cost value growth lead to sales proceeds decrease and, consequently, to sales profitability decrease.

4.1.2. Factors which influenced sales proceeds of the Issuer and income (losses) from the Issuer's operations.

Indice	*2000 to 1999*	*2001 to 2000*	*2002 to 2001*	*2003 to 2002*	*2004 to 2003*	*I quarter, 2005 to IV quarter, 2004*
Changes of sales proceeds (decrease -, increase +)	*51%*	*-4%*	*43%*	*41%*	*68%*	*-7%*
Changes of cost value of products sold (decrease -, increase +)	*53%*	*17%*	*18%*	*28%*	*47%*	*1%*
Sales profit change (decrease -, increase +)	*46%*	*-41%*	*130%*	*65%*	*в 2 р.*	*-16%*

In 2000 sales proceeds increased by 51% as compared to 1999.

Sales proceeds increase was driven by the following factors:

– the growth of the average prices level per metal products sold (52%);

– growth of US dollar exchange rate (19%);

– sales structure changes (18%);

– increase in sales of metal products (11%).

In 2000 cost value of the products sold increased by 53% regarding the 1999 level, which occurred under the influence of the following factors:

– growth of prices for raw materials and energy supply (69%);

– increase in absolute costs (salaries and wages, repair costs, taxes and sales expenses) (16%),
– production volume growth and changes of metal products structure (12%);
– flow rate increase and changes of structure of the used raw materials (3%).

In 2001 proceeds from sales of products, works, services decreased by 4% regarding 2000. Dollar exchange rate increase (56%) and changes in structure of products sold (44%) caused a certain increase in sales proceeds. Decrease in the average level of prices for metal products (76%) and reduction of sales volumes (24%) influenced significantly the proceeds amount, which reduced the total sales proceeds amount.

In 2001 sales cost increased by 17% regarding the costs level of 2000. Sales cost increase was caused by: growth of prices for raw materials and energy supply (50%) and absolute costs increase (change of production in progress, salaries and wages and sales expenses) (50%). At that a slight economy achieved by production volume decrease and changes of metal products shipping structure (38%) as well as of structure of the used raw materials (62%).

In 2002 sales proceeds increased by 43% as compared to the 2001 indice.
Sales proceeds increase was caused by the following factors:
– growth of the average level of prices for the products sold (56%);
– sales volumes increase (24%);
– US dollar exchange rate (14%);
– sales structure change (6%).

In 2002 cost value of the products sold increased by 18% regarding the actual costs of 2001. Sales cost value increase was caused by the following factors:
– production volume increase and changes in the structure of metal products shipment (32%);
– increase in absolute costs (change of construction in progress, salaries and wages, taxes and sales expenses) (32%);
– growth of prices for raw materials and energy supply (31%);
– change of structure of the used raw materials (5%).

In 2003 proceeds from sales of products, works, services increased by 41% regarding the 2002 level.
Sales proceeds increase was caused by the following factors:
- *growth of the average level of prices for the products sold (85%);*
- *sales volumes increase (11%);*
- *US dollar exchange rate (4%).*

Proceeds volume decreased insignificantly under the influence of changes in structure of the products sold.
In 2003 cost value of the products sold increased by 28% regarding 2002, which was caused by the following factors:
- *growth of prices for raw materials and energy supply (81%),*
- *production volumes increase and change in metal products structure (12%),*
- *absolute costs increase (salaries and wages, insurance, taxes, sales costs) and changes in structure of the used raw materials (7%).*

In 2004 proceeds from sales of products, works, services increased by 68% regarding the 2003

level.

Sales proceeds increase was caused by the following factors:

- *growth of the average level of prices for the products sold (93%);*
- *sales volumes increase (7%).*

Dollar exchange rate trend and change in the structure of products shipped facilitated proceeds decrease.

In 2004 cost value of the products sold increased by 47% regarding 2003, which occurred under the influence of the following factors:

- *growth of prices for raw materials and energy supply (78%),*
- *increase in absolute costs (taxes, change in production in progress, amortization) (11%),*
- *production volumes increase (6%),*
- *change in structure of the used raw materials (5%).*

In the 1st quarter of 2005 proceeds from sales of products, works, services decreased by 7% regarding the 4th quarter of 2004.

Sales proceeds decrease was caused by the following factors:

- *sales volumes decrease (75%),*
- *dollar exchange rate trend (15%),*
- *decrease in the average level of prices for the products sold (9%).*

Change in the structure of products shipped facilitated sales proceeds increase. This factor, however, didn't compensate for the negative influence of the three a/m factors.

Cost value of the products sold in the 1st quarter of 2005 remained almost at the level of the 4th quarter. It is accounted for by the various influence of the following factors: growth of prices for raw materials and energy supply as well as of absolute costs (amortization, sales expenses) facilitated cost value increase whereas production value and application rate decrease facilitated its reduction.

**) degree of the factor's influence (the factor's share in the increase or decrease of proceeds and cost value indices) is specified in brackets.*

4.2. The Issuer's liquidity.

Indice	*as of 31.12.2000*	*as of 31.12.2001*	*as of 31.12.2002*	*as of 31.12.2003*	*as of 31.12.2004*	*as of 31.03.2005*
Own current assets, thousand rubles	*14 609 491*	*14 649 353*	*23 429 120*	*43 167 898*	*53 482 542*	*63 075 426*
Financial relation factor	*0,22*	*0,19*	*0,09*	*0,10*	*0,08*	*0,07*
Own funds autonomy factor	*0,82*	*0,84*	*0,92*	*0,91*	*0,92*	*0,93*

Inventories self-sufficiency by own current assets	*2,16*	*1,96*	*3,33*	*4,57*	*3,89*	*4,33*
Fixed asset index	*0,48*	*0,51*	*0,48*	*0,35*	*0,50*	*0,47*
Current ratio factor	*5,45*	*3,60*	*6,8*	*8,66*	*8,01*	*9,81*
Quick liquidity factor	*3,39*	*2,27*	*5,06*	*6,99*	*6,21*	*7,77*

The stated indices have been calculated according to the methods recommended in the Provision on information disclosure by securities issuers approved by the Decree No. 03-32/nc. of the Central Bank Federal Committee dd. July 2.

Own current assets

Over the period of 2000 – 2004 own current assets value increased by 3.7 fold.

In 2000 due to current assets increase by 1.8 fold (at the expense of short-term financial investments and inventories amount) and short-term liabilities decrease (-4%) regarding 1999 the Issuer's own current assets increased by 2.3 fold.

In 2002 current assets increase by 36% (at the expense of monetary funds and short-term financial investments) as well as short-term liabilities decrease by 28% regarding 2001 provided for the increase in own current assets by 1.6 fold.

In 2003 in spite of increase in the Company's short-term liabilities by 1.4 fold as compared to the 2002 level the Issuer's own current assets increased by 1.8 fold. Own funds increase was brought about by current assets increase by 1.8 fold (at the expense of short-term financial investments, short-term accounts receivable and inventories amount).

Own current assets increase in 2004 is accounted for by a significant own capital increase at the expense of retained profit, which made it possible to finance both non-current assets increase and partially increased working capital necessity.

In the 1st quarter of 2005 non-current assets increased insignificantly, thus the whole own capital increase was directed at current assets financing, which lead to own current assets increase.

Financial dependence factor

Financial dependence factor was on the decrease over the period of 2000 – 2004. This factor stands for a degree at which the Issuer's assets are being financed at the expense of borrowed funds, consequently, the factor reduction can be considered a positive tendency.

The most significant decrease of financial dependence factor occurred in 2002 regarding the 2001 level (from 0.19 to 0.09). It is mainly accounted for by the Issuer's own capital increase (at the expense of accumulated profit), which made it possible to finance the Company's activity without loans and credits attraction. A certain growth of this factor in 2003 is accounted for by balance form change: separation of deferred tax liabilities and their inclusion in long-term liabilities.

In 2004 and in the 1st quarter of 2005 the factor didn't change significantly.

A low level of financial dependence factor attests to a high degree of financial independence

and stability of NLMK.

Own funds autonomy factor.

Own funds autonomy factor increased significantly over the period of 2000 – 2004. This factor stands for own capital share in the assets and characterizes the degree of the issuer's financial independence of creditors. Consequently, growth of this factor can be considered a positive tendency.

In 2002 own funds autonomy factor increased regarding 2001 (from 0.84 to 0.92). Growth of this factor was provided for by a significant increase in the issuer's own capital as compared to the 2001 level.

During 2003 – 2004 and the 1st quarter of 2005 stable profit, the main source of own capital increase, facilitated a low degree of the issuer's dependence on creditors, which is attested to by dynamics of the ratio of own capital to the overall assets amount.

Inventories self-sufficiency by own current assets

The indice of inventories self-sufficiency by own current assets stand for the degree of inventories' coverage by own current assets.

A positive trend is being observed in the factors' dynamics within the period of 2000 – 2003: growth of factors pertaining to inventories self-sufficiency by own current assets (with the exception of 2001).

In 2000 in spite of inventories increase (by 2.1 fold) inventories self-sufficiency by own current assets increased as compared to 1999 as a result of own current assets increase (by 2.3 fold).

In 2001 the decrease of the indice was mainly caused by increase in short-term liabilities by 1.6 fold with current assets increase by only 13%. Apart from it inventories amount increased by 10%.

In 2002 inventories self-sufficiency by own funds improved significantly as compared to 2001. It is accounted for by a significant increase in own current assets by 1.6 fold and inventories amount decrease by 3%.

In 2003 the issuer's own current assets increased by 1.9 fold regarding 2002, which determined the increase in inventories self-sufficiency by own current assets in spite of inventories amount increase by 34%.

In 2004 a significant inventories increase as well as non-current assets increase lead to the factor decrease in spite of a significant increase in own capital. In the 1st quarter of 2005 the indice increased due to a significant increase in own current assets against the background of a slight needs growth.

The effective factors of NLMK's inventories self-sufficiency by own current assets attest to the complete inventories financing at the expense of own sources.

Permanent asset index

Permanent asset indexes in dynamics for 2000-2004 and the 1st quarter of 2005 satisfy the recommended value of Kip's permanent asset index <=0.9.

In 2003 a significant increase in the issuer's own funds (by 1.5 fold) was also one the main factors of the permanent asset index reduction regarding 2002.

In 2004 the factor value increased primarily due to long-term financial investments growth which is accounted for by formation of a vertically integrated group. In the 1st quarter of 2005 the factor didn't change significantly.

Current ratio factor and quick liquidity factor

Current ratio and quick liquidity factors increased significantly within 2000-2004. It was caused by a steady growth of the issuer's current assets as well as short-term liabilities decrease in 2000, 2002.

Current ratio factor decreased from 5.45 to 3.60 in 2001 regarding 2000, quick liquidity factor

decreased from 3.39 to 2.27. The factors' decrease was caused by a significant increase in short-term liabilities (by 1.7 fold) with current assets increase by only 13%.

Current ratio factors dynamics over the period of 2000-2004 attests to the complete short-term debts self-sufficiency by current assets for economic activity pursuance and to a high degree of the Company's solvency.

Apart from it quick liquidity factors formed in 2000-2004 attest to the Company's ability to completely repay short-term liabilities without sales of inventories.

In the 1st quarter of 2005 the situation remained unchanged.

4.3. Amount, structure and adequacy of capital and current assets of the Issuer.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

thousand rubles

Capital and reserves	as of 31.12.2000		as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.2(	
	value	share	value	share	value	share	value	share	value	sh
Equity	*5 987[1]*	*0,02%*	*5 987[1]*	*0,02%*	*5 987[2]*	*0,01%*	*5 987[3]*	*0,01%*	*5 993 227[4]*	
Total value of the Issuer's shares bought out by the Issuer for further on-selling (transfer)	*4 388**	*0,07%***	*0**	*0,0%***	*0**	*0,0%***	*0**	*0,0%***	*0**	*0*
Capital reserves	*898*	*0,004%*	*898*	*0,003%*	*898*	*0,002%*	*898*	*0,0%*	*299 661*	
Paid-in capital	*10 722 178*	*44,1%*	*10 681 539*	*35,9%*	*10 589 911*	*23,6%*	*10 463 984*	*16,1%*	*4 423 266*	
Retained net profit	*13 566 915*	*55,8%*	*19 080 517*	*64,1%*	*34 269 722*	*76,4%*	*54 666 335*	*83,9%*	*94 653 988*	*8*
Accumulation funds	-	*x*	-	*x*	-	*x*	-	*x*	-	
Social fund	-	*x*	-	*x*	-	*x*	-	*x*	-	
Purpose financing and takings	-	*x*	-	*x*	-	*x*	-	*x*	-	
*Total capital ****	*24 295 978*	*100%*	*29 768 941*	*100%*	*44 866 518*	*100%*	*65 137 204*	*100%*	*105 370 142*	

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of Issuer's shares placed*

**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

thousand rubles

Capital and reserves	as of 31.03.2005	
	value	share
Equity	*5 993 227[4]*	*5,1%*

Total value of the Issuer's shares bought out by the Issuer for further on-selling (transfer)	*0* *	*0%* **
Capital reserves	*299 661*	*0,3%*
Paid-in capital	*4 411 635*	*3,8%*
Retained net profit	*105 719 121*	*90,8%*
Accumulation funds	-	*x*
Social fund	-	*x*
Purpose financing and takings	-	*x*
Total capital ***	*116 423 644*	*100%*

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of Issuer's shares placed*

**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

[1] – Being in line with NLMK's Statute approved by General Shareholders' Meeting on August 1, 1998 (Minutes No. 9), registered by Registering Chamber with administration of the city of Lipetsk on August 12, 1998 with:

- ***addenda dd. September 11, 1999 (Minutes No. 10) approved by the General Shareholders' Meeting of NLMK registered by Registering Chamber with administration of the city of Lipetsk on December 6, 1999, and***
- ***changes dd. January 17, 2002 (Minutes No. 83) approved by the Board of NLMK registered by Registering Chamber with administration of the city of Lipetsk on February 28, 2002;***

[2] - Being in line with NLMK's Statute approved by the General Shareholders' Meeting on June 28, 2002 (Minutes No. 16) registered by Registering Chamber with administration of the city of Lipetsk on June 28, 2002;

[3] - Being in line with NLMK's Statute approved by the General Shareholders' Meeting on June 27, 2003. (Minutes No. 17), registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on July 16, 2003;

[4] - Being in line with NLMK's Statute approved by the Extraordinary Shareholders' Meeting on December 3, 2004. (Minutes No. 20), registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on December 9, 2004.

A constant increase in capital and reserves is being observed during the whole period. Over the period of 01.01.2000 – 31.12. 2004 capital and reserves increased by more than 7 fold, average annual increase rate accounted for 50%, which is related to reserve increase upon the Board decision.

Own capital increase rate were the following: 63% in 2000, 23% in 2001, 51% in 2002, 45% in 2003, 62% in 2004. The Issuer's capital and reserves were increasing mainly at the expense of the Company's retained profit. Paid-in capital share was decreasing with accumulated retained profit increase.

In the 1st quarter of 2005 own capital was still on the increase, capital amount increased by 10% regarding the end of 2004.

Amount and structure of NLMK's current assets

thousand rubles

Current assets	*as of 30.09.2004*		*as of 30.11.2004*	
	value	*share*	*value*	*share*

Inventory	*12 069 524*	*20,6%*	*13 210 315*	*21,1%*
VAT on acquired valuables	*2 086 995*	*3,6%*	*2 310 895*	*3,7%*
Accounts receivable (due in more that 1 year)	*101 856*	*0,2%*	*115 216*	*0,2%*
Accounts receivable (due within 1 year)	*17 868 851*	*30,4%*	*19 502 687*	*31,2%*
Short-term financial investments	*23 718 317*	*40,4%*	*24 861 757*	*39,7%*
Cash and its equivalents	*2 823 096*	*4,8%*	*2 583 921*	*4,1%*
Other current assets	*18 130*	*0,03%*	*18 106*	*0,03%*
TOTAL	*58 686 769*	*100,0%*	*62 602 897*	*100,0%*

thousand rubles

Current assets	as of 31.12.2000		as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.2004	
	value	share	value	share	value	share	value	share	value	share
Inventories	*6 764 199*	*37,5%*	*7 483 830*	*36,6%*	*7 030 647*	*25,5%*	*9 436 895*	*19,3%*	*13 762 674*	*22,5%*
VAT on acquired valuables	*246 743*	*1,4%*	*623 841*	*3,1%*	*1 589 887*	*5,8%*	*1 761 105*	*3,6%*	*2 584 111*	*4,2%*
Accounts receivable (due in more than 12 months)	*100 097*	*0,6%*	*81 385*	*0,4%*	*119 511*	*0,4%*	*83 463*	*0,2%*	*86 573*	*0,1%*
Accounts receivable (due within 12 months)	*6 373 226*	*35,3%*	*6 542 384*	*32,0%*	*6 423 849*	*23,3%*	*9 238 663*	*18,9%*	*12 786 291*	*20,9%*
Short-term financial investments	*4 105 435*	*22,7%*	*4 392 325*	*21,5%*	-	-	*21 810 666*	*44,6%*	*29 389 712*	*48,0%*
Cash and its equivalents	*402 706*	*2,2%*	*1 247 963*	*6,1%*	*12 426 350*	*44,9%*	*6 552 565*	*13,4%*	*2 590 278*	*4,2%*
Other current assets	*60 106*	*0,3%*	*63 993*	*0,3%*	*16 545*	*0,1%*	*20 722*	*0,04%*	*17 722*	*0,0%*
TOTAL	*18 052 512*	*100%*	*20 435 721*	*100%*	*27 606 789*	*100%*	*48 904 079*	*100%*	*61 217 361*	*100%*

thousand rubles

Current assets	*на 31.03.2005 г.*	
	value	*share*
Inventories	*14 574 667*	*20,7%*
VAT on acquired valuables	*2 334 226*	*3,3%*
Accounts receivable (due in more than 12 months)	*74 038*	*0,1%*

Accounts receivable (due within 12 months)	*18 283 703*	*26,0%*
Short-term financial investments	*32 500 572*	*46,2%*
Cash and its equivalents	*2 542 109*	*3,6%*
Other current assets	*17 551*	*0,0%*
TOTAL	*70 326 866*	*100,0%*

The Issuer's policy in current assets management is specified in clause 3.2.6. of the present Report.

Current assets are mainly financed from own funds whose share increased from 82% to 93% over the period of 2000 – 31.03.2005.

	as of 31.12. 2000		as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.200	
	thousand rubles	*%*	*thousand rubles*	*%*	*thousand rubles*	*%*	*thousand rubles*	*%*	*thousand rubles*	*%*
Capital and reserves	24 295 978	82%	29 768 941	84%	44 866 518	92%	65 137 204	91%	105 370 142	92
Long-term liabilities	1 894 791	6%	90 000	0,3%	94 494	0,2%	715 988	1%	921 261	1
Short-term borrowings	679 698	2%	2 687 685	8%	0	0%	0	0%	0	0
Accounts payable	2 601 209	9%	2 953 305	8%	4 041 613	8%	5 631 996	8%	7 630 524	7
Other sources	286 413	1%	7 552	0,02%	9 000	0,02%	41 873	0,1%	202 950	0,2
Total:	29 758 089	100%	35 507 483	100%	49 011 625	100%	71 527 061	100%	114 124 877	100

	as of 31.03. 2005	
	thousand rubles	*%*
Capital and reserves	116 423 644	93%
Long-term liabilities	1 061 965	1%
Short-term borrowings	0	0%
Accounts payable	7 159 851	6%
Other sources	135 972	0,1%
Total:	124 781 432	100%

4.3.2. Adequacy of the Issuer's capital and current assets.

Increase in NLMK's assets is secured by steady growth of the equity.
Share of Company's equity in total assets as of 31.03.2005 accounted for 93.3%.

Own capital and current assets adequacy indices

Indices	**2004**	**1 quarter, 2005**
Ratio of attracted funds amount to capital and reserves, %	*8,3%*	*7,2%*

Ratio of short-term liabilities amount to capital and reserves, %	*7,4%*	*6,3%*
Own capital (F.1 page 490), thousand rubles	*105 370 142*	*116 423 644*
Current assets (F.1 page 290), thousand rubles	*61 217 361*	*70 326 866*
Short-term liabilities (F.1 page 690), thousand rubles	*7 833 474*	*7 295 823*
Average daily operating expenses, thousand rubles	*231 205,6*	*172 586,5*

As of 31.03.2005 attracted funds to own capital ratio decreased regarding 31.12.2004 and accounted for 7.2%, which is caused by own capital increase.

The major share in attracted funds is held by short-term liabilities (accounts payable). As of 31.03.2005 the ratio of short-term liabilities to own capital amount accounted for 6.3% against 7.4% as of 31.12.2004.

These indices attest to the reduction of the Company's dependence on borrowings and satisfy the conditions of the Company's current operation.

Amount of the Issuer's own capital is sufficient for reimbursement of current operating expenses and of short-term liabilities fulfillment (as of 31.03.2005 own capital exceeded short-term liabilities amount by almost 16 fold).

The Issuer doesn't have any expenses associated with interest payment (F.2 page 070). Average daily operating expenses (F.2 page 100) accounted for 172.6 mln. rubles (15 532.8 mln. rubles per quarter) in the 1st quarter of 2005. Operating expenses (F.2 page 100) are almost completely reimbursed by operating profit (F.2 page 090) which accounted for 15 458.2 mln. rubles in the 1st quarter of 2005. Apart from it, current assets amount (F.1 page 290) accounted for 70 326.9 mln. rubles as of 31.03. 2005. All this attests to adequacy of the Issuer's current assets for reimbursement of current operating expenses in the 1st quarter of 2005.

4.3.3. Cash and its equivalents.

High efficiency of NLMK allows to generate cash flows which are sufficient to finance current and investment activity without attraction of loans and credits. In the 2d-4th quarters 2005 income from core activity is supposed to be used as a source for financing the Company's activity.

In case of market conditions worsening and changes of the Company's investment plans, balance of cash and its equivalent could be used. As of 31.03.2005 this balance accounted for 35 billion rubles.

Moreover, taking stable performance of the Company for long time into account as well as high portion of equity within the Company's capital, NLMK has a possibility to attract significant financial resources on favorable terms both as bank credits and by bond placement.

As of 31.12.2005 there were neither distrained bank accounts nor bank accounts payable collected in bank data file.

4.3.4. The Issuer's financial investments.

NLMK's financial investments which are 10% and more of all its financial investments as of the date of the reporting period closure.

1. Financial investments into issuing securities:

Type of securities: ***common stock***
Full name of Issuer: ***Open joint-stock company «Stoilensk GOK»***
Abbreviated name of Issuer: ***OAO «Stoilensky GOK»***
Domicile: ***Stary Oskol, Belgorod region 309530 Russia***
State registration number for securities issue: ***1-01-00154-A***
Date of state registration of securities issue: ***28.11.2003***
State registrar of securities issue: ***Russian Federal Committee of Securities***
Quantity of securities belonged to NLMK (pieces): *3 020 337*
Total par value of securities belonged to NLMK (thousand rubles): ***3 020,337***
Total book value of securities belonged to NLMK (thousand rubles): ***18 896 155***
Dividends on common stock in 2005 (per 1 share) (rubles): ***122***
Repayment period: ***July 22, 2005***

2. Other financial investments:

Type of financial investment: ***deposits***
Full name of lending agency: ***Bank of Foreign Trade (open joint-stock company)***
Abbreviated name of lending agency: ***OAO Vneshtorgbank***
Место нахождения: ***16, ul. Kuznetsky Most, Moscow 103031***
Main deposit debt (thousand rubles): ***12 775 700*** (Deposits placed in OAO Vneshtorgbank, in aggregate amount to more than 10% of all NLMK's financial investments as of March 31, 2005.)
Interest charged on main debt balance (thousand rubles): ***66 919***

There are no other financial investments inclusive of the same to any other non-issuing securities as well as to chartered capital of limited liability companies amounting to 10 and more percent of all financial investments of NLMK as of 31.03.2005.

Financial investments are accounted at NLMK according to Provision on accounting "Accounting of financial investment" PBU 19/02, approved by Order of the RF Ministry of Finance No. 126n dd. 10.12.2002 as well as by Provision on accounting policy of NLMK for accounting approved by Order of the Company No. 838 dd. 31.12.2004.

4.3.5. Intangible assets of the Issuer.

Provisional information on composition of intangible assets, initial (replacement) value of intangible assets and value of accumulated depreciation over the last 5 complete financial years and the first quarter of the current year.

(rubles)

No	*Description of intangible assets group*	*Initial (replacement) value*	*Accumulated depreciation*
1	**Sole rights for PC applications and databases**	**14 372 713**	**13 310 060**
2	**Sole rights for inventions**	**3 099 409**	**405 721**
3	**Sole rights for production prototypes**	**200 000**	**196 647**
4	**Sole rights for utility models**	**668 714**	**373 342**
5	**Sole rights for trade marks and service marks**	**143 021**	**32 713**

6	Sole rights for artwork, science work, literature publications	39 167	9 166
7	Other rights	309 032	309 010
	Total	18 740 542	18 832 056

(руб.)

No	*Description of intangible assets group*	*Initial (replacement) value*	*Accumulated depreciation*
	As of 31.12.2000		
1	Sole rights for PC applications and databases	14 335 127	3 057 870
2	Sole rights for inventions	1 003 966	1 370
3	Sole rights for production prototypes	200 000	39 996
4	Sole rights for utility models	87 522	457
5	Sole rights for trade marks and service marks	1 235	-
6	Sole rights for artwork, science work, literature publications	-	-
7	Other rights	3 120 770	491 958
	Итого	18 748 620	3 591 651
	As of 31.12.2001		
1	Sole rights for PC applications and databases	16 048 065	6 988 415
2	Sole rights for inventions	1 319 236	69 925
3	Sole rights for production prototypes	200 000	79 992
4	Sole rights for utility models	251 290	38 654
5	Sole rights for trade marks and service marks	1 235	120
6	Sole rights for artwork, science work, literature publications	-	-
7	Other rights	449 752	251 558
	Total	18 269 578	7 428 664
	As of 31.12.2002		
1	Sole rights for PC applications and databases	15 535 413	9 718 079
2	Sole rights for inventions	1 705 387	155 423
3	Sole rights for production prototypes	200 000	119 988
4	Sole rights for utility models	419 916	109 244
5	Sole rights for trade marks and service marks	104 471	2 826
6	Sole rights for artwork, science work, literature publications	39 167	2 128
7	Other rights	331 032	232 928
	Total	18 335 386	10 340 616
	As of 31.12.2003		
1	Sole rights for PC applications and databases	14 753 413	11 826 782
2	Sole rights for inventions	2 426 982	269 729
3	Sole rights for production prototypes	200 000	159 984
4	Sole rights for utility models	624 534	232 036
5	Sole rights for trade marks and service marks	118 311	17 370
6	Sole rights for artwork, science work, literature publications	39 167	5 800

7	Other rights	331 032	318 563
	Total	18 493 439	12 830 264
	As of 31.12.2004		
1	Sole rights for PC applications and databases	14 372 713	13 446 108
2	Sole rights for inventions	3 855 684	420 488
3	Sole rights for production prototypes	200 000	199 980
4	Sole rights for utility models	668 714	385 813
5	Sole rights for trade marks and service marks	143 021	34 320
6	Sole rights for artwork, science work, literature publications	39 167	9 472
7	Other rights	309 032	309 032
	Total	19 588 331	14 805 213
	As of 31.03.2005		
1	Sole rights for PC applications and databases	14 244 713	13 581 355
2	Sole rights for inventions	3 930 750	461 839
3	Sole rights for production prototypes	200 000	200 000
4	Sole rights for utility models	651 793	405 084
5	Sole rights for trade marks and service marks	143 021	39 141
6	Sole rights for artwork, science work, literature publications	39 167	10 390
7	Other rights	309 032	309 032
	Итого	19 518 476	15 006 841

There were neither intangible assets entered to chartered capital nor received free of charge.

Information on intangible assets of the Company is generated and reflected in the financial statements in conformity with Provisions of accounting «Accounting of intangible assets» PBU 14/2000, approved by Order of the RF Ministry of Finance No. 91n. dd. 16.10.2000, as well as provision on NLMK's accounting policy, approved by the Company's Order No. 838 dd. 31.12.2004.

4.4. Information on policy and expenses of the Issuer in the area of technological progress, as regards to licenses and patents, new developments and investigations.

The Issuer's policy in the area of technological progress for the period 2001 – 1st quarter of 2005 is defined by Technical Program for Upgrading and Development accepted and implemented by NLMK and the quality management policy.

One of approaches of the policy in the area of technological development is acquisition of rights for intellectual property by patent protection of new technical solutions developed at NLMK.

For the period 2001 – 1st quarter of 2005 the following patents for inventions, certificates and patents for utility models were received:

List of patents for inventions and utility models received for the period 2000 – 1st quarter of 2005.

No.	*Description of an invention, utility model*	*Issue date*	*Validity of patent*
1.	*Method of electrical equipment insulation control*	*10.02.2000*	*20 years*

2.	*Metal stream protection device*	*27.02.2000*	*20 years*
3.	*High-basic sinter*	*10.03.2000*	*20 years*
4.	*Charge for high-basic sinter production*	*10.03.2000*	*20 years*
5.	*Rolls assembly for a rolling stand of a rolling mill*	*27.03.2000*	*20 years*
6.	*Work roll backup assembly of a rolling stand*	*20.04.2000*	*20 years*
7.	*Device for slag ladle crust breaking*	*20.04.2000*	*20 years*
8.	*Method of blast furnace tuyere preparation*	*20.04.2000*	*20 years*
9.	*Slag mix for steel treatment in a ladle*	*20.04.2000*	*20 years*
10.	*Method of isotropic electrical steel production*	*20.04.2000*	*20 years*
11.	*Forming roll operating procedure*	*27.04.2000*	*20 years*
12.	*Four-high mill stand rolls preparation procedure*	*27.04.2000*	*20 years*
13.	*Forming rolls operating procedure*	*27.04.2000*	*20 years*
14.	*Control method for high-speed operation of wide-strip rolling mill deflecting roller table*	*27.04.2000*	*20 years*
15.	*Device for slag ladle crust breaking*	*27.04.2000*	*20 years*
16.	*Method of sintering mix caking*	*27.04.2000*	*20 years*
17.	*Method of hot rolling in nonreversible universal stand*	*10.05.2000*	*20 years*
18.	*Method of light-gage angle section bending*	*10.05.2000*	*20 years*
19.	*Cover for steel teeming ladle*	*10.05.2000*	*20 years*
20.	*Steel teeming ladle*	*10.05.2000*	*20 years*
21.	*Method of metal granules production for shot blasting*	*10.05.2000*	*20 years*
22.	*Method of blast furnace process*	*10.05.2000*	*20 years*
23.	*Method of slag cutoff in a converter*	*10.05.2000*	*20 years*
24.	*Method of isotropic electrical steel production*	*20.05.2000*	*20 years*
25.	*Method of galvanized strip steel production for high-quality paint coating application*	*27.05.2000*	*20 years*
26.	*Device for secondary cooling of cast ingots*	*10.06.2000*	*20 years*
27.	*Device for secondary cooling of cast ingots*	*10.06.2000*	*20 years*
28.	*Method of anisotropic electrical steel production*	*10.06.2000*	*20 years*
29.	*Sinter machine*	*20.06.2000*	*20 years*
30.	*Stack cooler for metallurgical furnaces and stack cooler cooling coil*	*20.06.2000*	*20 years*
31.	*Vibrating rammer for blast furnace trough ramming*	*20.06.2000*	*20 years*
32.	*Method of anisotropic electrical steel slabs heating for hot rolling*	*20.06.2000*	*20 years*
33.	*Device for metal balls quenching*	*20.06.2000*	*20 years*
34.	*Pipe electrical welding mill*	*27.06.2000*	*20 years*
35.	*Quenching plant for grinding balls*	*27.06.2000*	*20 years*
36.	*Method of electrical anisotropic steel hot rolling*	*10.07.2000*	*20 years*
37.	*Method of carbonaceous billet burning*	*10.07.2000*	*20 years*
38.	*Method of compact material electroslag refining*	*10.07.2000*	*20 years*
39.	*Electrical insulating coating composition*	*10.07.2000*	*20 years*
40.	*Cover for ladle drying installation*	*20.07.2000*	*20 years*
41.	*Method of blast furnace operation*	*20.07.2000*	*20 years*
42.	*Blast furnace air tuyere*	*20.07.2000*	*20 years*
43.	*Method of forming rolls preparation*	*10.08.2000*	*20 years*
44.	*Method of forming rolls service properties restoration*	*10.08.2000*	*20 years*
45.	*Steel*	*10.08.2000*	*20 years*

46.	*Method of electrical steel continuous casting*	*20.08.2000*	*20 years*
47.	*Cowper stove*	*20.08.2000*	*20 years*
48.	*Method of steel ladle treatment*	*20.08.2000*	*20 years*
49.	*Method of steel ladle treatment*	*20.08.2000*	*20 years*
50.	*Method of electrical steel converter smelting*	*20.08.2000*	*20 years*
51.	*Sinter machine*	*20.08.2000*	*20 years*
52.	*Forming roll operating procedure*	*27.08.2000*	*20 years*
53.	*Method of cold-rolled electrical isotropic steel production*	*27.08.2000*	*20 years*
54.	*Method of isotropic electrical steel production*	*27.08.2000*	*20 years*
55.	*Method of blast furnace process*	*20.09.2000*	*20 years*
56.	*Method of ladle / out-of-the furnace electrical steel treatment*	*20.09.2000*	*20 years*
57.	*Method of steel ladle treatment*	*20.09.2000*	*20 years*
58.	*Method of steel ladle treatment*	*20.09.2000*	*20 years*
59.	*Burner for vacuum chamber lining heating*	*27.09.2000*	*20 years*
60.	*Method of high-basic sinter production*	*20.10.2000*	*20 years*
61.	*Electrical insulation composition*	*20.10.2000*	*20 years*
62.	*Method of rinse sinter production*	*27.10.2000*	*20 years*
63.	*Device for thin-gage angle section bending*	*10.11.2000*	*20 years*
64.	*Method of molten metal stream protection during casting*	*10.11.2000*	*20 years*
65.	*Blast furnace bin trestle*	*10.11.2000*	*20 years*
66.	*Method of work roll preparation for steel strip cold rolling*	*20.11.2000*	*20 years*
67.	*Method of steel smelting in converter*	*20.11.2000*	*20 years*
68.	*Method of steel ladle treatment*	*20.11.2000*	*20 years*
69.	*Belt conveyor*	*10.12.2000*	*20 years*
70.	*Spur gear*	*10.12.2000*	*20 years*
71.	*Method of conveyor operating element tensioning*	*20.12.2000*	*20 years*
72.	*Involute gear*	*20.12.2000*	*20 years*
73.	*Furnace plant*	*20.12.2000*	*20 years*
74.	*Assessment method for lubricants thermal-oxidative stability*	*27.12.2000*	*20 years*
75.	*Forming roll operation procedure*	*20.03.2001*	*20 years*
76.	*Screwdown structure of a rolling stand*	*20.03.2001*	*20 years*
77.	*Method of strip coiling*	*20.03.2001*	*20 years*
78.	*Ladle drying installation*	*20.03.2001*	*20 years*
79.	*Method of blast furnace blowing-in*	*20.03.2001*	*20 years*
80.	*Bell-type furnace for thermal treatment of metal products*	*20.03.2001*	*20 years*
81.	*Method of low-basic sinter caking*	*20.03.2001*	*20 years*
82.	*Method of high-basic sinter caking*	*20.03.2001*	*20 years*
83.	*Method of strip cold rolling*	*27.03.2001*	*20 years*
84.	*Sinter machine ignition furnace*	*27.03.2001*	*20 years*
85.	*Method of implementation and structure of ladle cover thermal insulation, made of fibrous material*	*10.04.2001*	*20 years*
86.	*Device for blast furnace tuyere distribution of fuel additions*	*10.04.2001*	*20 years*
87.	*Blast furnace air furnace*	*10.04.2001*	*20 years*
88.	*Conveyor type sinter machine*	*10.04.2001*	*20 years*

89.	*Operation procedure for four-plate mold for continuous casting*	*20.04.2001*	*20 years*
90.	*Forming roll bearing billow block*	*27.04.2001*	*20 years*
91.	*Foundry ladle hinged gate*	*27.04.2001*	*20 years*
92.	*Method of electrical anisotropic steel hot rolling*	*10.05.2001*	*20 years*
93.	*Method of seamless hot-rolled pipes production*	*10.05.2001*	*20 years*
94.	*Device for molten metal overflow*	*10.05.2001*	*20 years*
95.	*Tundish ladle*	*20.05.2001*	*20 years*
96.	*Method of blast furnace process*	*20.05.2001*	*20 years*
97.	*Blast furnace air tuyere*	*20.05.2001*	*20 years*
98.	*Method of sintering mix caking and sinter machine for doing this*	*20.05.2001*	*20 years*
99.	*Method and device for cooling of steel teeming ladle gate*	*10.06.2001*	*20 years*
100.	*Ladle gate*	*20.07.2001*	*20 years*
101.	*Transformer with blowing*	*20.07.2001*	*20 years*
102.	*Method of renewal of blast furnace stack cooling system*	*20.07.2001*	*20 years*
103.	*Method of blast furnace process*	*10.08.2001*	*20 years*
104.	*Method of blast furnace process*	*10.08.2001*	*20 years*
105.	*Method of blast furnace process*	*10.08.2001*	*20 years*
106.	*Method of blast furnace process*	*10.08.2001*	*20 years*
107.	*Method of ingot making*	*10.08.2001*	*20 years*
108.	*Transformer*	*20.08.2001*	*20 years*
109.	*Bulk materials feeding device for molten metal treatment during continuous casting*	*27.08.2001*	*20 years*
110.	*Method of ladle/out-of-furnace steel treatment*	*27.08.2001*	*20 years*
111.	*Method of strip rolling*	*10.09.2001*	*20 years*
112.	*Method of strip cold rolling*	*10.09.2001*	*20 years*
113.	*Method of forming rolls electroslag hard-facing*	*27.09.2001*	*20 years*
114.	*Mold for electroslag hard-facing*	*27.09.2001*	*20 years*
115.	*Method of cold rolling mill work rolls preparation*	*10.11.2001*	*20 years*
116.	*Device for wire insertion in molten metal*	*10.11.2001*	*20 years*
117.	*Slag mix for slag treatment in ladle*	*27.11.2001*	*20 years*
118.	*Thin-layer sedimentation tank*	*10.12.2001*	*20 years*
119.	*Twin-engine electric drive*	*10.12.2001*	*20 years*
120.	*Method of forming rolls repair*	*20.12.2001*	*20 years*
121.	*Cowper stove*	*20.12.2001*	*20 years*
122.	*Method of hot-rolled strips production of low-carbon steel*	*20.12.2001*	*20 years*
123.	*Method of strips production*	*20.12.2001*	*20 years*
124.	*Method of rolls cooling of continuous four-high mill*	*10.01.2002*	*20 years*
125.	*Method of anisotropic electrical steel thermal treatment in bell-type furnace*	*10.01.2002*	*20 years*
126.	*Method of cold-rolled semi-finished electrical steel production*	*10.01.2002*	*20 years*
127.	*Device for slag cutoff in converter*	*10.02.2002*	*20 years*
128.	*Method of blast furnace operation*	*27.02.2002*	*20 years*
129.	*Method of cold-rolled semi-finished electrical steel production*	*27.03.2002*	*20 years*
130.	*Gas meter*	*10.05.2002*	*20 years*

131.	*Method of work roll cooling for hot-rolling stand*	*10.06.2002*	*20 years*
132.	*Method of work rolls preparation for cold-rolling mill*	*10.06.2002*	*20 years*
133.	*Method of blast furnace hearth rinsing*	*10.06.2002*	*20 years*
134.	*Hot blast air duct equalizer*	*10.06.2002*	*20 years*
135.	*Method of blast furnace process*	*27.06.2002*	*20 years*
136.	*Blast furnace technology*	*27.06.2002*	*20 years*
137.	*Method of anisotropic electrical steel coiled stock formation before annealing in bell-type furnace*	*27.06.2000*	*20 years*
138.	*Mold for electroslag hard-facing with relative mold displacement*	*27.06.2000*	*20 years*
139.	*Method of metric characterizations measurement in the dental implantation zone*	*20.07.2002*	*20 years*
140.	*Method of converter steelmaking*	*20.07.2002*	*20 years*
141.	*Method of converter steelmaking*	*20.07.2002*	*20 years*
142.	*Method of steel treatment in ladle*	*20.07.2002*	*20 years*
143.	*Blast furnace technology*	*27.07.2002*	*20 years*
144.	*Method of open-hearth pig iron making*	*27.07.2002*	*20 years*
145.	*Method of steel ingots heating in continuous furnace*	*27.07.2002*	*20 years*
146.	*Method of steel ingots heating in continuous furnace*	*27.07.2002*	*20 years*
147.	*Method of furnace heating*	*27.07.2002*	*20 years*
148.	*Method of mold walls restoration*	*10.08.2002*	*20 years*
149.	*Blast furnace technology*	*10.08.2002*	*20 years*
150.	*Method of open-hearth pig iron making*	*10.08.2001*	*20 years*
151.	*Method of isotropic electrical steel production*	*10.08.2002*	*20 years*
152.	*Method of zinc making out of zinc recrement*	*27.08.2002*	*20 years*
153.	*Method of strip transportation along the deflecting roller table of wide-strip hot-rolling mill*	*20.09.2002*	*20 years*
154.	*Method of zinc making out of zinc waste products and line for it*	*20.09.2002*	*20 years*
155.	*Device for automatic strip flatness control*	*27.09.2002*	*20 years*
156.	*Method of high-temperature annealing of anisotropic electrical steel with thickness 0.25 – 0.5 mm*	*27.09.2002*	*20 years*
157.	*Chamber regenerative furnace*	*27.09.2002*	*20 years*
158.	*Method of strip cold-rolling in continuous multi-stand mill*	*10.10.2002*	*20 years*
159.	*Method of strip cold-rolling in continuous multi-stand mill*	*10.10.2002*	*20 years*
160.	*Method of blast furnace process*	*10.10.2001*	*20 years*
161.	*Method of ferromanganese silicon making*	*10.10.2002*	*20 years*
162.	*Cold-rolled steel for complex parts forming*	*10.10.2002*	*20 years*
163.	*Steel for flats production*	*10.10.2002*	*20 years*
164.	*Receiving apparatus for hot slabs*	*27.10.2002*	*20 years*
165.	*Receiving apparatus for hot slabs*	*27.10.2002*	*20 years*
166.	*Rolling mill exit section*	*10.12.2002*	*20 years*
167.	*Method of parts hardening*	*20.12.2002*	*20 years*
168.	*Method of parts hardening*	*20.12.2002*	*20 years*
169.	*Method of thyristor control current formation*	*10.01.2003*	*20 years*
170.	*Method of steel control*	*10.01.2003*	*20 years*

171.	Method of hydrocarbon gases recovery	20.01.2003	20 years
172.	Method of polyaromatic hydrocarbons containing wastes neutralization	20.01.2003	20 years
173.	Device for charge drawing and loading it in blast cupola	20.01.2003	20 years
174.	Method of forming roll operation	27.01.2003	20 years
175.	Method of forming roll operation	27.01.2003	20 years
176.	Method of hot-rolled strip descaling	27.01.2003	20 years
177.	Alloy for electroslag hard-facing of iron forming roll	27.01.2003	20 years
178.	Direct-flow deduster	20.02.2003	20 years
179.	Composition for carbonate, sulphate, ferrate deposits prevention	20.02.2003	20 years
180.	Method of blast furnace process	20.02.2003	20 years
181.	Method of blast furnace technology control	27.02.2003	20 years
182.	Method of anisotropic electrical steel production	27.02.2003	20 years
183.	Method of cold-rolled electrical anisotropic steel production	27.02.2003	20 years
184.	Mixer blade	10.03.2003	20 years
185.	Continuous caster	20.03.2003	20 years
186.	Method of parts hardening	10.04.2003	20 years
187.	Method of disc knife manufacturing	20.04.2003	20 years
188.	Method of blast furnace process	20.04.2003	20 years
189.	Method of steel deoxidation and alloying	20.04.2003	20 years
190.	Operating procedure for four-high mill backup roll	27.04.2003	20 years
191.	Method of isotropic electrical steel production	27.04.2003	20 years
192.	Method of anisotropic electrical steel production	10.05.2003	20 years
193.	Forming roll	20.05.2003	20 years
194.	Method of initial roll space determination during rolling stand adjustment	20.05.2003	20 years
195.	Method of cold-rolled strip production	27.05.2003	20 years
196.	Method of slab continuous casting by curved process axis machines and line for it	20.06.2003	20 years
197.	Method of blast furnace rinsing	20.06.2003	20 years
198.	Method of steel treatment in a ladle	20.06.2003	20 years
199.	Method of sheets mechanical properties control	20.06.2003	20 years
200.	Method of strip thickness control	27.06.2003	20 years
201.	Scale sluicing chute	27.06.2003	20 years
202.	Beam of the continuous caster secondary cooling zone	27.06.2003	20 years
203.	Electrohydraulic treatment plant	27.06.2003	20 years
204.	Welding flux	27.06.2003	20 years
205.	Method of zinc white making	27.06.2003	20 years
206.	Roll of continuous annealing line	27.06.2003	20 years
207.	Electric insulation coating composition	27.06.2003	20 years
208.	Method of flats production	20.07.2003	20 years
209.	Method of continuous hot-dip strip galvanizing	10.08.2003	20 years
210.	Method of strip production	20.08.2003	20 years
211.	Caking car of sinter machine	20.08.2003	20 years
212.	Device for strip flatness measurement and control during rolling	27.08.2003	20 years
213.	Method of cold-rolled isotropic electrical steel	27.08.2003	20 years

	production		
214.	*Method of hot-rolled strip descaling*	*10.09.2003*	*20 years*
215.	*Thermal plant lining*	*10.09.2003*	*20 years*
216.	*Method of continuous cold rolling of strip in multi-stand rolling mill*	*20.09.2003*	*20 years*
217.	*Method of cold-rolled strip coiling*	*20.09.2003*	*20 years*
218.	*Method of parts quenching*	*20.09.2003*	*20 years*
219.	*Method of strip cold-rolling in continuous multi-stand rolling mill*	*27.09.2003*	*20 years*
220.	*Method of strip cold-rolling in continuous multi-stand rolling mill*	*27.09.2003*	*20 years*
221.	*Continuous caster with curved process axis*	*27.09.2003*	*20 years*
222.	*Method of rolls preparation of four-stand mill*	*10.10.2003*	*20 years*
223.	*Mold operating procedure*	*27.10.2003*	*20 years*
224.	*Slag forming mix*	*27.10.2003*	*20 years*
225.	*Slag forming mix*	*27.10.2003*	*20 years*
226.	*Slag forming mix*	*27.10.2003*	*20 years*
227.	*Refractory molding material*	*27.10.2003*	*20 years*
228.	*Method of blast furnace slag treatment*	*27.10.2003*	*20 years*
229.	*Method of blast furnace tuyere preparation*	*27.10.2003*	*20 years*
230.	*Steel circulation degassing unit*	*27.10.2003*	*20 years*
231.	*Method of isotropic electrical steel production*	*10.11.2003*	*20 years*
232.	*Method of flats production*	*10.11.2003*	*20 years*
233.	*Strip steel coils banding unit*	*20.11.2003*	*20 years*
234.	*Method of blast furnace blowing-in*	*20.11.2003*	*20 years*
235.	*Method of strip cold-rolling*	*27.11.2003*	*20 years*
236.	*Method of isotropic electrical steel production*	*27.11.2003*	*20 years*
237.	*Ladle lining heating station*	*10.12.2003*	*20 years*
238.	*Mold for continuous casting of ingots with slab section*	*10.12.2003*	*20 years*
239.	*Roll for continuous casters*	*10.12.2003*	*20 years*
240.	*Hoisting electromagnet control device*	*20.12.2003*	*20 years*
241.	*Method of isotropic electrical steel production*	*20.12.2003*	*20 years*
242.	*Method of hot-rolled coiled steel pickling*	*20.12.2003*	*20 years*
243.	*Current stabilizer*	*20.12.2003*	*20 years*
244.	*Roll for continuous caster*	*27.12.2003*	*20 years*
245.	*Method of isotropic electrical steel production*	*27.12.2003*	*20 years*
246.	*Ladle lining heating station*	*10.01.2003*	*20 years*
247.	*Method of blast furnace blowing-in*	*10.01.2004*	*20 years*
248.	*Lighting systems voltage suppressor*	*10.01.2004*	*20 years*
249.	*Method of blast furnace hearth lining protection*	*20.01.2004*	*20 years*
250.	*Method of electrical steel strip production*	*20.01.2004*	*20 years*
251.	*Method of caking of iron-bearing metallurgical waste sinter with different basicity*	*20.01.2004*	*20 years*
252.	*Method of strip coating application*	*27.01.2004*	*20 years*
253.	*Blast furnace air tuyere*	*27.01.2004*	*20 years*
254.	*Method of continuous casting*	*10.02.2004*	*20 years*
255.	*Method of isotropic electrical steel production*	*10.02.2004*	*20 years*
256.	*Method of isotropic electrical steel production*	*10.02.2004*	*20 years*
257.	*Method of hot-rolled strips production*	*20.02.2004*	*20 years*
258.	*Method of hot-rolled strip plate production for cold-rolled anisotropic electrical steel strips*	*20.02.2004*	*20 years*

	production		
259.	Method of anisotropic electrical steel sheets production	20.02.2004	20 years
260.	Method of strip cold rolling in multi-stand rolling mill	10.03.2004	20 years
261.	Method of four-stand mill rolls preparation	27.03.2004	20 years
262.	Method of sintering mix caking	10.05.2004	20 years
263.	Method of cold-rolled isotropic electrical steel production	10.05.2004	20 years
264.	Blast furnace tuyere cooler	27.05.2004	20 years
265.	Ladle cover	27.05.2004	20 years
266.	Anisotropic electrical steel	10.05.2004	20 years
267.	Method of current doubling in six-phase rectification circuit	10.06.2004	20 years
268.	Device for molten metal stream protection during continuous casting смали	10.06.2004	20 years
269.	Pusher-type continuous annealing furnace	10.06.2004	20 years
270.	Operating procedure for rolls of four-high skinpassing stand	27.06.2004	20 years
271.	Method and device of measuring roll consumption	27.06.2004	20 years
272.	Convector ring for bell-type furnace annealing of cold-rolled steel strip	20.06.2004	20 years
273.	Pressure equalization device in blast furnace top charging gear	20.06.2004	20 years
274.	Fireclay castable	20.06.2004	20 years
275.	Method of isotropic electrical steel production	20.06.2004	20 years
276.	Anisotropic electrical steel	20.06.2004	20 years
277.	Method of cold rolled strip annealing	20.06.2004	20 years
278.	Method and device for brake electric motor control of sintering grate electric drive	10.07.2004	20 years
279.	Method of blast furnace gas treatment in case of increased gas pressure at furnace mouth	20.07.2004	20 years
280.	Oil machine	10.08.2004	20 years
281.	Method of thin-sheet anisotropic electrical steel production	10.08.2004	20 years
282.	Metallurgical furnaces stack cooler	27.08.2004	20 years
283.	Method of blast furnace blowing-in	10.09.2004	20 years
284.	Method of coiled strip production	27.09.2004	20 years
285.	Method of slabs charging and heating in preheating furnaces of hot-rolling mills	27.09.2004	20 years
286.	Method of cleaning carbonate deposit off the water –cooled roll internal face	10.10.2004	20 years
287.	Method of cold-rolled annealed strip uncoiling at cutting lines	10.10.2004	20 years
288.	Briquettes as a component of BF burden	10.10.2004	20 years
289.	Method of blast furnace process	10.10.2004	20 years
290.	Method of blast furnace charge	10.10.2004	20 years
291.	Method of temperature control along concast slab cross-section during heating	10.10.2004	20 years
292.	Method of blast furnace hearth rinsing	20.10.2004	20 years
293.	Method of blast furnace process	20.11.2004	20 years

294.	Method of waste motor oil utilization	20.11.2004	20 years
295.	Method of zinc removal and recovery (metallization) of ferrate waste	20.11.2004	20 years
296.	Cutting Line	27.11.2004	20 years
297.	Lump raw material preheater	27.12.2004	20 years
298.	Briquettes for blast furnace rinsing	10.12.2004	20 years
299.	Briquettes as a component of BF burden	10.12.2004	20 years
300.	Method of oiled scale utilization	10.12.2004	20 years
301.	Method of fine oiled scale utilization	10.12.2004	20 years
302.	Briquette for pig iron smelting	10.12.2004	20 years
303.	Method of work roll preparation	20.12.2004	20 years
304.	Cutting Line	10.01.2000	5 years
305.	Concrete mix production line	10.01.2000	5 years
306.	Die for punching segments in angles made of elastic material	10.01.2000	5 years
307.	Blast furnace hot blast duct	10.01.2000	5 years
308.	Blast furnace bin trestle	20.03.2000	5 years
309.	Furnace for zinc making out of zinc waste	20.03.2000	5 years
310.	Arc steelmaking furnace	10.05.2000	5 years
311.	Device for automatic strip coiling	27.05.2000	5 years
312.	Device for strip edge reduction	20.06.2000	5 years
313.	Bulk solids sizing screen	10.07.2000	5 years
314.	Stand main line	10.07.2000	5 years
315.	Conveyor-type sinter machine	10.07.2000	5 years
316.	Conveyor-type sinter machine	10.09.2000	5 years
317.	Metallurgic shaft furnace cooler	10.10.2000	5 years
318.	Device for ceiling panels dismounting	10.10.2000	5 years
319.	Device for installation of cyclone element body of cyclone cell system	10.10.2000	5 years
320.	Gas collecting duct of sinter machine	10.10.2000	5 years
321.	Bell-type furnace for high-temperature annealing of anisotropic electrical steel	20.10.2000	5 years
322.	Stand for coil heat treatment	20.10.2000	5 years
323.	Sinter machine ignition furnace	27.12.2000	5 years
324.	Hot-rolled strip winding system	10.01.2001	5 years
325.	Aluminum flux granulation plant	10.01.2001	5 years
326.	Device for strip edge reduction	10.02.2001	5 years
327.	Device for radial brick pile formation	10.02.2001	5 years
328.	Front-end tool	10.02.2001	5 years
329.	Screen	20.03.2001	5 years
330.	Blast furnace bin trestle	20.03.2001	5 years
331.	Blast furnace top charging gear	20.03.2000	5 years
332.	Mold for electroslag smelting of copper ingots	20.03.2001	5 years
333.	Sinter machine	20.03.2001	5 years
334.	Screen	27.03.2001	5 years
335.	Quenching device	27.03.2001	5 years
336.	Sinter machine	27.03.2001	5 years
337.	Slab transportation platform	10.04.2001	5 years
338.	Transportation platform for coiled strip steel	27.05.2001	5 years
339.	Device for hot-rolled strip coils cooling	29.07.2001	5 years
340.	Device for zinc coating application thickness control	20.07.2001	5 years
341.	Production line for metal-covered flux-cored	10.09.2001	5 years

	wire		
342.	*Rolling mill exit section*	*10.10.2001*	*5 years*
343.	*Device for aeration lanterns panels dismounting in industrial buildings*	*10.10.2001*	*5 years*
344.	*Caking car of sinter machine*	*10.10.2001*	*5 years*
345.	*Tank for hot-dip galvanizing of metal products*	*20.10.2001*	*5 years*
346.	*Machine for coke-oven door cleaning*	*27.10.2001*	*5 years*
347.	*Mixer blade*	*10.11.2001*	*5 years*
348.	*Blast furnace iron notch*	*20.11.2001*	*5 years*
349.	*Device for punching holes in blanks*	*10.12.2001*	*5 years*
350.	*Device for tuyere apparatus nozzle lining*	*27.01.2002*	*5 years*
351.	*Die for parts manufacturing*	*10.03.2002*	*5 years*
352.	*Device for sealing frame preparation of coke-oven doors*	*10.03.2002*	*5 years*
353.	*Rolled stock cooling station*	*10.05.2002*	*5 years*
354.	*Slitting line*	*20.05.2002*	*5 years*
355.	*Stand for hydraulic testing of nozzles*	*27.05.2002*	*5 years*
356.	*Slag-pumice gravel production line*	*27.05.2002*	*5 years*
357.	*Electrostatic oiling machine*	*20.06.2002*	*5 years*
358.	*Scale sluicing chute*	*20.06.2002*	*5 years*
359.	*Conveyor-type sinter machine*	*20.06.2002*	*5 years*
360.	*Device for grinding balls production*	*20.09.2002*	*5 years*
361.	*Oxygen blowing lance*	*27.09.2002*	*5 years*
362.	*Oxygen blowing lance*	*27.09.2002*	*5 years*
363.	*Device for target brittleness determination*	*20.10.2002*	*5 years*
364.	*Target for sporting*	*20.10.2002*	*5 years*
365.	*Oscillating chute tank of blast furnace cast house*	*10.11.2002*	*5 years*
366.	*Belt conveyor*	*20.11.2002*	*5 years*
367.	*Automatic line for targets forming and drying*	*27.11.2002*	*5 years*
368.	*Protective coating line*	*27.11.2002*	*5 years*
369.	*Installation site*	*10.12.2002*	*5 years*
370.	*Strip coating line*	*20.12.2002*	*5 years*
371.	*Belt conveyor*	*20.12.2002*	*5 years*
372.	*Tundish*	*27.01.2003*	*5 years*
373.	*Line for targets forming and painting*	*10.02.2003*	*5 years*
374.	*Hot-rolled strip cooling system*	*10.02.2003*	*5 years*
375.	*Protective coating application line*	*10.02.2003*	*5 years*
376.	*Flats production section*	*10.04.2003*	*5 years*
377.	*Blast furnace air tuyere*	*10.05.2003*	*5 years*
378.	*Flats production section*	*27.05.2003*	*5 years*
379.	*Oscillating chute tank of blast furnace cast house*	*27.05.2003*	*5 years*
380.	*Oscillating chute tank of blast furnace cast house*	*27.05.2003*	*5 years*
381.	*Pusher-type continuous annealing furnace*	*10.06.2003*	*5 years*
382.	*Tundish for continuous casting*	*20.06.2003*	*5 years*
383.	*Electrostatic oiling machine*	*10.07.2003*	*5 years*
384.	*Burned dolomite processing line for metallurgical ladles and lines refractory lining production*	*10.07.2003*	*5 years*
385.	*Blast furnace iron nozzle*	*20.08.2003*	*5 years*
386.	*Flash-butt welder for continuous rolling mill*	*27.08.2003*	*5 years*

387.	*Device for burden and furnace mouth protection contact point determination*	*27.08.2002*	*5 years*
388.	*Blast furnace bottom protection*	*20.09.2003*	*5 years*
389.	*Production line for flats with protective coating*	*20.10.2003*	*5 years*
390.	*Rotary calciner for bulk solids*	*27.10.2003*	*5 years*
391.	*Heat carrier supply system in convection type garage*	*20.12.2003*	*5 years*
392.	*Hot-rolled strip cooling device*	*10.02.2004*	*5 years*
393.	*Blast furnace bottom protection*	*20.03.2004*	*5 years*
394.	*Device for inert atmosphere creation in ladle car to transport hot metal from blast furnace cast house*	*20.03.2004*	*5 years*
395.	*Briquette for metal smelting*	*10.01.2005*	*20 years*
396.	*Rolled stock cooling device*	*10.01.2005*	*20 years*
397.	*Burden for furnace hearth rinsing briquettes formation*	*10.01.2005*	*20 years*
398.	*Method of rolled stock production*	*27.01.2005*	*20 years*
399.	*Method of metal heating and rolling in hot rolling mills*	*10.03.2005*	*20 years*

List of Certificates for trade marks of NLMK valid as of 31.03.2005

No.	Description	Issue date	Validity
1	*Pictorial trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Pictorial trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Pictorial trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Pictorial trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 3.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Pictorial trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*
12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*

Constant control over prompt payment of all patent fees on inventions and utility models, over prolongation of trade mark registration validity, over submission of applications on registration of trade mark in case of the Company's product mix diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D for the period 2000 – 1st quarter of 2005 are the following:

Главной мерой по предотвращению утраты ОАО "НЛМК" прав на объекты интеллектуальной собственности является постоянный контроль за своевременной уплатой всех видов патентных пошлин по изобретениям и полезным моделям, за продлением срока действия регистрации товарных знаков, за подачей заявок на регистрацию товарного знака в случае расширения ассортимента выпускаемых товаров в ОАО "НЛМК".

Затраты на осуществление научно-исследовательских и опытно-конструкторских работ за счет собственных средств ОАО "НЛМК" за период с 2000 г. – I квартал 2005 г.:

rubles

	Amount
2000	*18 901 075*
2001	*19 278 482*
2002	*26 361 463*
2003	*25 313 881*
2004	*17 652 227*
1st quarter of 2005	*4 568 367*

4.5. Analysis of trends in the Issuer's core activity.

The tendency to improve ferrous metallurgy enterprises economic condition has formed in Russia for the past five years. During this period the largest Russian steelmaking companies have been building up the basic production. Year 2001 has become an exception - there was a slight decrease of production volume due to cyclic economic downturn in the world metal products markets.

High capacity utilization, strong industrial and economic connections, stable demand for products of the industry in Russia and abroad have enabled the Russian metallurgical complex to enhance the basic economic and production indices. The indices for year 2004 are evidence of the best production and economic results for the recent years.

Total production of pig iron by the Russian steel industry for 2004 accounted for 50,3 million tons, steel – 65,6 million rubles, flats – 53,8 million tons, in the 1st quarter of 2005 the pig iron output amounted to 12,4 million tons, steel – 16,3 million tons, flats – 13,8 million tons.

As compared to year 2000 pig iron production in 2004 increased by 5,7 million tons (by 13%), steel production - by 6,3 million tons (by 11%), flats production – by 6,8 million tons (by 14%).

As compared to the 4th quarter of 2004, in the 1st quarter of 2005 the industry output of pig iron decreased by 3,9%, steel output – decreased by 1,6%, flats output – decreased by 0,1%.

NLMK's production dynamics followed the industry trends in many ways. The Company's indices relative to basic products production in 2004 have exceeded those for the recent years. In 2004 NLMK produced 9,0 million tons of pig iron, 9,1 million tons of steel, 8,6 million tons of flats. In the 1st quarter of 2005 NLMK produced 2,1 million tons of pig iron, 2,2 million tons of steel, 2,1 million tons.

As compared to year 2000, in 2004 NLMK's pig iron production increased up to 1,3 million tons (+17%); steel – up to 0,9 million tons (+11%), flats – up to 1,1 million tons (+14%).

As compared to the 4th quarter of 2004, in the 1st quarter of 2005 NLMK's pig iron output decreased by 6,7%, steel output – decreased by 1%, flats – decreased by 0,4%.

Novolipetsk Iron & Steel Corporation is one of the three largest Russian steelmaking companies. In 2004 NLMK's share within the total production volume of the industry constituted: pig iron production – 18% , steel production – 14%, flats production – 16%. In the 1st quarter of 2005 the respective indices were 17%, 13%, 15%.

Economic condition improvement in ferrous industry for the last 5 years has been facilitated by metal products price increase.

Products price escalation trends resulted in higher sales proceeds and, accordingly, sales income increase. Price increase in the world steel market created favourable conditions for Russian exporters.

Economic condition improvement in ferrous industry for the last 5 years has been facilitated by metal products price increase.

Products price escalation trends resulted in higher sales proceeds and, accordingly, sales income increase. Price increase in the world steel market created favourable conditions for Russian exporters.

Economic condition improvement in ferrous industry for the last 5 years has been facilitated by metal products price increase.

Products price escalation trends resulted in higher sales proceeds and, accordingly, sales income increase. Price increase in the world steel market created favourable conditions for Russian exporters.

The total commodity output of the industry in 2004 amounted to 1 117,7 billion rubles, which exceeds the level of 2003 by 1,6 times. The commodity output volume increased by 3,1 times as compared to 2000.

The balanced financial performance in ferrous metallurgy for 2004 amounted to 249,8 billion rubles, which exceeds the level of 2003 by 2,5 times.

Favourable conditions in domestic and foreign markets of metal produce facilitated NLMK's economic position improvement. The growing demand and continuing price increase for NLMK's products had a positive influence upon the Company's financial performance. As a result, NLMK's financial performance was the highest in the industry. Moreover, the exiting prices for metal products in the world market promoted a significant export proceeds increase.

Thus, in 2004 NLMK's commodity output aggregated to 125,5 billion rubles, which exceeds the index of 2003 by 1,7 times. The commodity output volume increased by 3,3 times as compared to 2000.

Earnings before taxes in 2004 amounted to 65,6 billion rubles (increase by 2,2 times as compared to 2003). The amount of earnings before taxes grew by 4,3 times as compared to 2000. In the 1st quarter of 2005 NLMK's earnings before taxes amounted to 14,6 billion rubles, which is by 29% less than in the 4th quarter of 2004.

The Company's earnings before taxes for 2004 aggregated to 26,3% of the balanced financial performance of Russian ferrous metallurgy.

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on employees of the Issuer.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out the general management of the Company activity excluding those issues, which fall under the exclusive competence of the Shareholders' Meeting.

The Board of Directors consists of 9 persons.

The management of the routine business of the Company is exercised by the Company's single executive body – Director General and by the Company's corporate executive body – the Management Board.

The competence of Director General and Management Board covers all the issues related to the management of the Company's routine business except the matters of exclusive competence of the General Shareholders' Meeting and the Board of Directors.

The Director General and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The Director General also fulfils the functions of the Company's Management Board Chairman.

The Management Board is a corporate executive body of the Company, which acts with the authority of the Federal Act "On the joint-stock companies", the Company Statute and Regulations on the Management Board of the Company approved by the General Shareholders' Meeting.

The organization and membership of the Management Board are approved by the Board of Directors upon presentation by the Director General.

The competence of the general meeting of the issuer's stockholders (participants) in accordance with its statute (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Statute):

1) changes and additions to the Statute or approval of the Statute in new revisions;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the interim and final liquidation balances;

4) establishment of the quantitative staff of the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of shares and rights given by these shares;

6) increase of the Company's chartered capital through share par value increase; increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes more than 25% of the common shares earlier placed by the Company; increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not realized within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of Director General and premature termination of his authority;

9) election of the Auditing Committee and premature termination of its authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of the first quarter, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including income statements of the Company, as well as distribution of Company's profits (including payments (declaration) of dividends, with exclusion of profits distributed as dividends upon performance of the first quarter, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Meeting;

13) appointment of the Accounts Committee and premature termination of its authority in case the Accounts Committee's functions are not exercised by the Company's Registrar in accordance with the Federal Act "On the joint-stock Companies";

14) split-up and consolidation of the shares;

15) deals conclusion approval in cases stipulated in Article 83 of the Federal Act «On the joint-stock Companies»;

16) major transactions conclusion approval in cases stipulated in Article 79 of the Federal Act "On the joint-stock Companies";

17) acquisition of the subscribed shares by the Company in cases, stipulated in the Federal Act "On the joint-stock Companies";

18) involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

20) decision-making on other matters stipulated by the Federal Act "On the joint-stock Companies" and / or the present Statute.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to the competence of executive bodies of the Company.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to competence of the Board of Directors of the Company except in cases stipulated in the Federal Act "On the joint-stock Companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Statute (constituent documents):

The following matters fall within the competence of the Board of Directors (Chapter 5, Article 30 of the Company Statute):

1) definition of priority activities of the Company;

2) convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases, when in accordance with the Federal Act "On the joint-stock Companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the Shareholders' Meeting agenda;

4) definition of the date of list of the shareholders who are entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Statute and the Federal Act "On the joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) preliminary approval of annual reports, annual financial statements, including income statements of the Company for a financial year;

6) increase of the Company's chartered capital by placement of additional shares by the Company out of its property within the quantity of declared shares.

7) increase of the Company's chartered capital by placement of additional shares by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

8) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On the joint-stock Companies";

9) approval of decisions on emission of securities, prospectus, report on securities emission results, amending and revising of them.

10) placement of bonds and other securities issued by the Company in cases provided for by the

Federal Act "On the joint-stock companies";
11) determination of price (pecuniary valuation) of the property, price of placement and redemption of the securities issued in cases provided for by the Federal Act "On the joint-stock Companies";
12) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On the joint-stock companies";
13) constitution of the Management Board and early termination of its authorities; determination of rewards and compensations paid to its members; conclusion of contracts with the Director General and members of the Management Board on behalf of the Company;
14) determination of terms and conditions of contracts with the Director General and members of the management board;
15) recommendations to the General Shareholders' Meeting on amount of reward and compensation paid to members of the Auditing Committee and determination of payment amount for Auditor's services;
16) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;
17) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;
18) use of reserve and other funds of the Company;
19) approval of internal papers of the Company excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Statute and Federal Act "On the joint-stock Companies", or other internal documents of the Company which fall within the competence of the Director General and Management Board in accordance with the present Statute;
20) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and expanding of these provisions;
21) approval of major transactions in cases provided for by Chapter X of the Federal Act "On the joint-stock Companies";
22) approval of transactions provided for by Chapter XI of the Federal Act "On the joint-stock companies";
23) approval of the Company Registrar and terms of agreement with him/her, as well as cancellation of agreement;
24) suspension of the Director General's activity;
25) appointment of temporary acting Director General;
26) decision on Company's participation in other organizations, excluding participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;
27) establishment of Committees under the Board of Directors, approval of internal documents, which regulate activities of these Committees;
28) other matters provided for by the Federal Act "On the joint-stock companies" and the present Statute.
The matters that fall within the competence of the Company's Board of Directors cannot be transferred
to the executive body of the Company for decision.

Competence of the individual and corporate executive bodies of the issuer in accordance with its Statute (constituent documents):

The Competence of the Director General (Chapter 6, Article 37 of the Company Statute).

The competence of the Director General includes all issues of routine Company activities management excluding those in the exclusive authority of the General Shareholders' Meeting, the Board of Directors and the Management Board.
The Director General acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company activities;
- has the right of the first signature in financial documents;
- represents the Company both in the RF and outside it;
- approves staff list, concludes employment agreements with employees of the Company, fires, applies incentive measures to employees and imposes penalties on them;
- governs the activities of the Management Board and presides at its meetings;
- presents for the Board of Directors' approval an individual list of the members of the Management Board;
- conducts transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On the Joint-Stock Companies" and this Statute;
- issues power of attorney on behalf of the Company;
- opens the Company's accounts with banks;
- makes provisions for the Company's accounting and book-keeping conduction;
- issues orders and gives instructions which are binding for all employees of the Company;
- defines a list of data representing commercial secret of the Company, and means of such data protection in accordance with the effective legislation;
- approves internal documents of the Company, which regulate the Company's routine activities, excluding those in the exclusive authority of the Management Board.

The Director General is entitled to appoint acting Director General for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 38 of the Company Statute).

The exclusive competence of the Company's Management Board includes:
- development and submission to discussion by the Board of Directors of the Company's development concept;
- securing of contracts concluding by Company assets when the amount due or the subject goods value exceeds 10 per cent of the balance value of the Company's assets, excluding transactions performed in the normal course of business;
- approval of internal routine Rules and other local regulations according to the list specified by the Director General;
- signing the Collective Agreement with the Company staff (authorized body);
- other issues regarded as those in the competence of the Company Management Board under the effective legislation of the RF.

Availability of Corporate Behaviour Code or any other similar document:

The Extraordinary General Shareholders' Meeting, which took place on December 3, 2004, (Minutes No. 20) approved the Corporate Management Code of Novolipetsk Iron & Steel Corporation.

Address in the Internet with free access to full text of Issuer's Corporate Management Code:

www.nlmk.ru/rus/company/docs.php3

Information on any changes to the Issuer's Statute made during the reporting period as well as on any internal documents which govern the Issuer's bodies activity:

Within the reporting period NLMK's Board of Directors has made the decision, dated February 1, 2005 (Minutes No. 20,) on approval of the Regulations on Strategic Planning Committee, Regulations on Personnel, Remuneration and Social Policy Committee, Regulations on Auditing Committee (see Appendix).

The Company Statute, as well as internal documents, governing the Company activity, have not been changed.

Address in Internet with free access to full text of current Statute of the Company and internal documents which regulate the Company activity:

www.nlmk.ru/rus/company/docs.php3

5.2. Information on members of the Issuer's authorities.

Board of Directors:

Chairman: ***Vladimir S. Lisin***

Members of the Board:
Oleg V. Bagrin
Year of birth: ***1974***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Head of Risk Management Department***

Period: ***2000 – 2002***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Director of Treasury***

Period: ***2002 – 2003***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Deputy Chairman***

Period: ***2003 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***Director of Financial Assets Management***

Period: ***2003 – 2004***
Organization: ***Moscow branch of Lipetskcombank***
Title: ***Vise-president (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolay A. Gagarin
Year of birth: ***1950***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***1999 - 2003***
Organization: ***Moscow State Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Executive Partner***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin &Partners"***
Title: ***Chairman of the Council***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Dmitry A. Gindin
Year of birth: ***1946***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***Open joint-stock Moscow Plant "Sapphire"***
Title: ***Director General***

Period: ***2001 – up to now***
Organization: ***Limited-liability company "Management holding company "Metalloinvest""***
Title: ***President (pluralistically)***

Period: ***2004 – up to now***
Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***
Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies

Oleg V. Kisilev
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2001 – up to now***

Organization: ***OOO "Mosexpo - Metall"***
Title: ***Director***

Period: ***2002 – 2002***
Organization: ***ZAO "The 6th television channel"***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***Scientific company "Media-Socium "***
Title: ***Director General***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***OOO "Rumelko"***
Title: ***Director General***

Period: ***2001 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***General Counsel***

Period: ***1999 - up to now***
Organization: ***Academy of National economy with Government of the Russian Federation***
Title: ***Professor of Market issues and Economic mechanisms faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Mikhail M. Sagalov
Year of birth: ***1974***
Education: ***higher vocational***

Period: ***2000 - 2002***
Organization: ***OOO "Management holding company "Metalloinvest""***

Title: *Vice-president*

Period: *2002 – up to now*
Organization: *OOO "Management holding company "Metalloinvest""*
Title: *First Vice-president*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir N. Skorokhodov
Year of birth: *1951*
Education: *post-graduate vocational*

Titles for the last 5 years:
Period: *2000 – up to now*
Organization: *OOO "Rumelko"*
Title: *Deputy Director General*

Period: *2000 - up to now*
Organization: *Lipetsk State Technical University*
Title: *Professor at "Rolling Production" faculty (pluralistically)*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vyacheslav P. Fedorov
Year of birth: *1966*
Education: *post-graduate vocational*

Titles for the last 5 years:
Period: *2000 - 2000*
Organization: *International Bank "Astana"*
Title: *Deputy Chairman of the Board*

Period: *2000 - 2000*
Organization: *OJSC Bank of Social Development and Construction "Lipetskcombank"*
Title: *Director General*

Period: *2000 - 2000*
Organization: *OJSC Bank "Central Society of Mutual Loans"*

Title: *Acting Director General*

Period: *2000 - 2002*
Organization: *OJSC Bank of Social Development and Construction "Lipetskcombank"*
Title: *Finance Director*

Period: *2000 – up to now*
Organization: *Limited-liability company "Rumelko"*
Title: *Manager of Management Department*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***brother Igor P. Fedorov – member of the Company's Board of Directors***

Igor P. Fedorov
Year of birth: *1966*
Education: ***higher vocational***

Titles for the last 5 years:
Period: *1999 - 2003*
Organization: *Moscow state Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"*
Title: *Lawyer of the Moscow state Lawyers Bar*

Period: *2003 – up to now*
Organization: *Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin &Partners"*
Title: *Lawyer of the Moscow state Lawyers Bar*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***brother Vyacheslav P. Fedorov – member of the Company's Board of Directors***

Issuer's individual executive body and members of the corporate executive body:

Vladimir P. Nastich
Year of birth: *1953*
Education: *post-graduate vocational*

Titles for the last 5 years:
Period: *2000 - 2000*
Organization: *"NLMK"*

Title: ***Director on Metallurgy***

Period: ***2000 - 2004***
Organization: ***"NLMK"***
Title: ***Technical Director – First Deputy Director General***

Period: ***2004 – up to now***
Organization: ***"NLMK"***
Title: ***Director General***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey A. Rakitin
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***"NLMK"***
Title: ***Deputy Head of Production on mechanical and power equipment of Cold Rolling Production***

Period: ***2000 - 2002***
Organization: ***"NLMK"***
Title: ***Head of Cold Rolling Production***

Period: ***2002 - 2004***
Organization: ***"NLMK"***
Title: ***Head of Hot Rolling Shop No.3***

Period: ***2004 – 2005***
Organization: ***"NLMK"***
Title: ***Chief Engineer***

Period: ***2005 – up to now***
Organization: ***"NLMK"***
Title: ***Technical Director - Chief Engineer***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Valery F. Sukhanov
Year of birth: ***1947***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2005***
Organization: ***"NLMK"***
Title: ***Deputy Director General for Analysis, Forecasting, and Economic Coordination***

Period: ***2005 - up to now***
Organization: ***"NLMK"***
Title: ***Chief Expert of Power Division***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey V. Chelyadin
Year of birth: ***1965***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***1999 - 2002***
Organization: ***NLMK***
Title: ***Deputy Director General for Real Estate and Securities Management***

Period: ***2002 - up to now***
Organization: ***NLMK***
Title: ***Director for Real Estate and Securities Management***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***

Organization: ***NLMK***
Title: ***Deputy Head of Economics Department***

Period: ***2000 - 2002***
Organization: ***NLMK***
Title: ***Director for Economics***

Period: ***2003 - up to now***
Organization: ***NLMK***
Title: ***Director for Economics and Finance***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Economics and Finance***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Deputy Purchase Director, Head of Equipment and Import Purchases Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Purchase Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Pavel P. Gorodilov
Year of birth: ***1957***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Sales Director***

Share in the Issuer's stockholders' equity: ***0.00022%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Anatoly N. Koryshev
Year of birth: ***1944***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Director of the Repairs Plant***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander I. Kravchenko
Year of birth: ***1955***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Head of Legal Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Legal Issues Director***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Valery A. Mamyshev
Year of birth: ***1941***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Director for Metallurgy, Head of Production Department***

Period: ***2000 - 2005***
Organization: ***NLMK***
Title: ***Production Director***

Period: ***2005 – up to now***
Organization: ***NLMK***
Title: ***Deputy Production Director – Head of Production Department***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey P. Melnik
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Military service in Russian Army.

Period: ***2001 - 2001***
Organization: ***OOO "Larmet"***
Title: ***Manager***

Period: ***2001 - 2003***
Organization: ***OOO "Vimet"***
Title: ***Manager***

Period: ***2003 - 2003***
Organization: ***NLMK***
Title: ***Security Division Consultant (pluralistically)***

Period: ***2003 - 2004***
Organization: ***NLMK***
Title: ***Security Division Consultant***

Period: ***2004 – up to now***
Organization: ***NLMK***
Title: ***Personnel and General Issues Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladislav A. Smirnov
Year of birth: ***1949***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: ***NLMK***
Title: ***Power Division Director***

Period: ***2004 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Power***

Period: ***2004 - up to now***
Organization: ***Limited-liability company "Lipetsk City Electric Company"***
Title: ***Director General (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander A. Sokolov
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***1999 - 2000***
Organization: ***NLMK***
Title: ***Accounting, Reporting and Audit Director – Chief Accountant***

Period: ***2000 - 2000***

Organization: *NLMK*
Title: ***Director for Accounting, Accountability and Audit – Chief Accountant***

Period: ***2000 – up to now***
Organization: *NLMK*
Title: ***Accounting Director – Chief Accountant***

Period: ***2004 – up to now***
Organization: ***Lipetsk branch of All-Russian Correspondence Finance & Economy Institute***
Title: ***part time senior tutor (pluralistically)***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir A. Tretyakov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***Lipetsk State Technical University***
Title: ***Professor of "Rolling Production" Faculty***

Period: ***2000 – up to now***
Organization: *NLMK*
Title: ***IT Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Pavel P. Chernov
Year of birth: ***1947***
Education: ***post-graduate vocational***

Period: ***1999 - 2000***
Organization: ***OOO "Rumelko"***
Title: ***Senior expert of New Technologies Appraisal Department***

Period: ***2000 - 2000***
Organization: *NLMK*

Title: *Technology and Quality Director*

Period: *2005 – up to now*
Organization: *NLMK*
Title: *Executive for Rolling Process*

Share in the Issuer's stockholders' equity: *0.00017%*
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The person acting as the Issuer's single executive body: *Vladimir P. Nastich*

5.3. Information on fees, privileges and / or refund of charges to each Management body of the Issuer.

Fees paid to members of Board of Directors and Management Board for 2004

(rubles)

No.	Remuneration type	Board of Directors	Management Board
1.	*Fees*	*10 847 639*	-
2.	*Salary*	-	*18 516 805*
3.	*Premium, welfare*	-	*12 299 460*
4.	*Presents*	*4 800*	*18 000*
5.	*Dividends*	-	*262 247*
6.	*Author's royalty*	*3 196 129*	*3 554 006*
	Total	**14 048 568**	**34 650 518**

Fees can be paid and charges related to performance of Management Board members' functions can be refunded to Management Board members within the period of their duties execution. The rate, conditions and procedure of bonuses payment and charges refund to members of the Board of Directors are established by the Regulations on remuneration of the Company's Board of Directors members' labour approved by General Shareholders' Meeting.

Fees can be paid and charges can be refunded to Members of the Board of Directors within the period of their duties execution. Conditions and procedure of fees payment and charges refund are established by a contract concluded with members of the Management Board, in accordance with the Regulations on remuneration of the Company's Management Board members' labor, approved by the Company's Board of Directors upon presentation by the Personnel and

Remuneration Committee.

5.4. Information on structure and competence of controlling authorities over financial performance of the Issuer.

The Auditing Committee and Internal Audit Service exercise control over the financial and economic activities of the Company.

Auditing Committee

The Auditing Committee consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Regulations on the Auditing Committee approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Regulations on the Auditing Committee regulate the Auditing Committee procedures, the authority of its members, the rate and procedure of fees payment and expenses reimbursement to members of the Auditing Committee

The Company's Auditing Committee Members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on the yearly-based business results and is conducted at any time on initiative of the Auditing Committee of the Company and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Auditing Committee audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity auditing the Committee makes a report on authenticity of data contained in the Company's annual report, balance sheet, income statement.

Internal Audit Department

The Internal Audit Service – Audit Division, established sine die under Director General's Order dd. 17.04.1997, is administratively subordinated to the Director General.

Key staff: Valery S. Kulikov; Igor A. Matsak.

The competence of the Internal Audit Department covers:

- *auditing of financial and economic, commercial and production activity of the Company's divisions;*
- *evaluation of process related to acquisition, storage, protection and conservation of the Company's resources;*
- *detection of possible delinquencies, frauds and abuses on part of the Company's officials and reporting to the Company's managers on results;*
- *evaluation of internal control system as regards to efficiency of operations in the normal course of business.*

Management Board Members are informed on the results of the auditing upon their competency. The Board of Directors is informed in case of any material breach.

In process of its activity the Internal Audit Division cooperates with auditing firms working for the Company on contract basis.

Information on any inside document with the Issuer establishing rules aimed at prevention of inside information deployment:

There is no document establishing rules aimed at prevention of inside information deployment.

5.5. Information on members of controlling authorities over financial performance of the Issuer.

Members of the Company's Auditing Committee:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: *NLMK*
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: *NLMK*
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: *NLMK*
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: *NLMK*
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Chief economist, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Natalia V. Kurasevich
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - up to now***

Organization: ***NLMK***
Title: ***Auditor of the 1st category, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Officers of Internal Audit:

Total number of employees of Audit Division, NLMK: 105

Key staff of Audit Division, NLMK:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

5.6. Information on bonuses, privileges and / or expenses reimbursement to each controlling body over financial performance of the Issuer.

Bonuses paid to members of the Company's Auditing Committee for the last closed financial year:
Wages (rubles): ***0***
Bonuses (rubles): ***0***
Commissions (rubles): ***0***
Privileges and / or refund of charges: ***0***
Other real estate provisions (rubles): ***0***

Upon decision of the General Shareholders' Meeting bonuses can be paid and (or) expenses can be reimbursed to members of the Company's Auditing Committee related to the period of their duties execution. The amount of these bonuses and compensation is established by decision of the General Shareholders' Meeting (Chapter 9. Article 43 of the Company Statute).

The General Shareholders' Meeting did not make any decision on payment of such bonuses to the Auditing Committee members in 2004.

5.7. Information on staff and generalized data on education and personnel (employees) of the Issuer, as well as on changes in personnel (employees) of the Issuer.

Average number of employees (staff) of the Issuer inclusive of employees (staff) in his branches and representative offices as well as allocations to wages and social support for the last 5 completed financial years and the 1st quarter of the current year:

Description of the index	*2000*	*2001*	*2002*	*2003*	*2004*	*1st Q of 2005*
Average staff, men	46 615	49 001	46 289	40 981	39 433	38 903
Amount of cash allocated to remuneration of labor, rubles	1 976 880 291	2 927 457 002	3 557 818 326	4 143 168 948	4 966 489 027	1 177 734 339

Amount of cash allocated to social security, rubles	25 869 983	37 742 155	30 919 516	41 338 631	66 661 598	34 536 668

Changes in personnel size of NLMK in the reporting period are not crucial for the Company.

Information on personnel of the Issuer depending on their age and education.

Description of the index	*3 Q 2004*
Personnel under 25, %	*7,3*
Personnel between 25 and 35, %	*24,2*
Personnel between 35 and 55, %	*59,8*
Personnel over 55, %	*8,7*
Total:	*100,0*
of them:	
with secondary education and/or general education, %	*17,51*
with elementary and/or secondary vocational education, %	*60,64*
with high vocational education, %	*21,60*
with post-graduate vocational education, %	*0,25*

Description of the index	*2000.*	*2001*	*2002*	*2003*	*2004*	*1st Q of 2005*
Personnel under 25, %	11,4	11,2	8,6	7,3	7,2	7,44
Personnel between 25 and 35, %	23,2	23,4	24,4	24,7	24,2	23,98
Personnel between 35 and 55, %	58,9	58,3	60,4	60,8	59,8	59,29
Personnel over 55, %	6,5	7,1	6,6	7,2	8,8	9,29
Total:	100,0	100,0	100,0	100,0	100,0	100,0
of them:						
with secondary education and/or general education, %	21,34	20,41	18,59	18,05	15,77	15,67
with elementary and/or secondary vocational education, %	59,68	59,61	60,14	60,44	61,92	62,02
with high vocational education, %	18,80	19,76	21,02	21,25	22,05	22,05
with post-graduate vocational education, %	0,18	0,22	0,25	0,26	0,26	0,26

NLMK's employees established a Trade Union branch of Mining and Steel-making trade union of Russia.

5.8. Information on any commitments of the Issuer to personnel (employees) related to possibility of their share interest in stockholders' capital (unit fund) of the Issuer.

There are no agreements or commitments of the Issuer related to possibility of its employees

having a share in its stockholders' capital.

The Issuer did not give an option to his employees.

The possibility of granting such option was not considered by the Company.

VI. Information on shareholders of the Issuer and transactions of the Issuer in which he expressed his interest.

6.1. Information on total number of shareholders of the Issuer.

Number of persons registered in shareholders register as of the date of reporting quarter end – ***10 260,***

inclusive:

nominal holders – *9.*

6.2. Information on shareholders of the Issuer having not less than 5 per cent of its stockholders' capital (unit fund) and not less than 5 per cent of its common stock as well as information on shareholders having not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders having not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: ***SILENER MANAGEMENT LIMITED***

Abbreviated name: ***SILENER MANAGEMENT LIMITED***

TIN: ***no***

Address: ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***

Share in the Issuer' chartered capital: ***18.98%***

Share of the Issuer's common stock: ***18.98%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: ***no***

Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.2. Full name: ***ULTIMEX TRADING LIMITED***

Abbreviated name: ***ULTIMEX TRADING LIMITED***

TIN: ***no***

Address: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***

Share in the Issuer's chartered capital: ***18.15%***

Share of the Issuer's common stock: ***18.15%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.3. Full name: ***VEFT ENTERPRISES LIMITED***
Abbreviated name: ***VEFT ENTERPRISES LIMITED***
TIN: ***no***
Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***16.31%***
Share of the Issuer's common stock: ***16.31%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.4. Full name: ***CASTELLA INVESTMENTS LIMITED***
Abbreviated name: ***CASTELLA INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***15.94%***
Share of the Issuer's common stock: ***15.94%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.5. Full name: ***MEROBEL INVESTMENTS LIMITED***
Abbreviated name: ***MEROBEL INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***14.70%***
Share of the Issuer's common stock: ***14.70%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.6. Full name: ***Closed joint-stock company «LKB-INVEST»***
Abbreviated name: ***ZAO «LKB-INVEST»***
TIN: ***4825018983***
Address: ***15, ul. Kedrova, Moscow 117036 Russia***
Share in the Issuer's chartered capital: ***7.52%***
Share of the Issuer's common stock: ***7.52%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***Closed joint-stock company "RUMELKO"***
Abbreviated name: ***OOO "RUMELKO"***
TIN: ***7727160666***
Address: ***15, ul. Kedrova Moscow 117036 Russia***
Share in the Issuer's shareholder chartered capital: ***99%***
Share of the Issuer's shareholder common stock: ***99%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.3. Information on the state stake or municipal share in stockholders' capital of the Issuer (unit fund) and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in stockholders' capital equals to: ***0.000267%***
Name of the state stake administrator: ***Lipetsk Region Property Fund***
Legal address of the state stake administrator: ***2, ul. Skorokhodova, Lipetsk 398019 Russia***

Availability of special right for stake of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share):
not provided for

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on stake in the Issuer's chartered capital, inclusive of quantity and/or total value of the Issuer's shares, expressed in the Company Statute.

There are no limitations related to stake in the Issuer's capital.

6.5. Information on changes in structure and shares of shareholders of the Issuer having not less than 5 per cent of its chartered capital (unit fund) or not less than 5 per cent of its common stock.

Shareholders having not less than 5 per cent of NLMK's chartered capital as of the date of list with persons having the right to participate in each General Shareholders' Meeting conducted for 5 last completed financial years:

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 3, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – April 18, 2000):

No.	Name of a shareholder	Share in chartered capital, %
1.	BANQUE SCS ALLIANCE SA	19,99
2.	OMNISPECT LIMITED	18,42
3.	BOWLAND INVESTMENTS LIMITED	17,10
4.	BRIGHTWOOD VENTURES LIMITED	17,10
5.	S.M.U. HOLDING SA	10,62
6.	RAGON ENTERPRISES LIMITED	6,62
7.	TRADALCO SA	5,05

Shareholders having the right to participate in Annual Shareholders' Meeting as of July 09, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – May 24, 2000):

No.	Name of a shareholder	Share in chartered capital, %
1.	BANQUE SCS ALLIANCE SA	19,99
2.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
3.	OMNISPECT LIMITED	18,42
4.	S.M.U. HOLDING SA	10,62
5.	NORILSK MINING COMPANY	9,00
6.	RAGON ENTERPRISES LIMITED	6,62
7.	VALUE TRADING LIMITED	5,20
8.	TRADALCO SA	5,05

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of October 21, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – August 31, 2000):

No.	Name of a shareholder	Share in chartered capital, %
1.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
2.	SILENER MANAGEMENT LTD	18,42
3.	S.M.U. HOLDING SA	14,43
4.	VEFT ENTERPRISES LIMITED	10,59
5.	NORILSK MINING COMPANY	9,00
6.	CASTELLE INVESTMENTS LIMITED	6,62
7.	RADLEY ENTERPRISES LIMITED	5,51
8.	VALUE TRADING LIMITED	5,20
9.	PROSUN CO LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 30, 2001 (date of list with persons having the right to participate in General Shareholders' Meeting – May 14, 2001):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,42
2.	STAHL-UND METALL UNTERNEHMENSHOLDING S.A.	14,43
3.	CLAYTON IMPORT & EXPORT S.A.	11,90
4.	VEFT ENTERPRISES LIMITED	10,74
5.	BOWLAND INVESTMENTS LIMITED	9,08
6.	MINING & SMELTING COMPANY "NORILSK NICKEL"	9,00
7.	CASTELLE INVESTMENTS LIMITED	6,62
8.	RADLEY ENTERPRISES LIMITED	5,51
9.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 06, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – February 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
2.	SILENER MANAGEMENT LTD	18,98
3.	STAHL-UND METALL UNTERNEHMENSHOLDING S.A.	14,43
4.	VEFT ENTERPRISES LIMITED	10,81
5.	MINING & SMELTING COMPANY "NORILSK NICKEL"	9,00
6.	CASTELLE INVESTMENTS LIMITED	6,62
7.	RADLEY ENTERPRISES LIMITED	5,51
8.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 28, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – May 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	10,81
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	9,01
6.	ULTIMEX TRADING LIMITED	8,29
7.	RADLEY ENTERPRISES LIMITED	8,23
8.	OMNILAX HOLDINGS LIMITED	7,59
9.	AHERON INVESTMENTS LIMITED	7,59
10	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 27, 2003 (date of list with persons having the right to participate in General Shareholders' Meeting – May 12, 2003):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	12,30
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	ULTIMEX TRADING LIMITED	8,28
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	OMNILAX HOLDINGS LIMITED	7,59
8.	AHERON INVESTMENTS LIMITED	7,59
9.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,51
10.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 23, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – February 24, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 25, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – May 07, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of December 3, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – October 15, 2004):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	MEROBEL INVESTMENTS LIMITED	15,54
4.	ULTIMEX TRADING LIMITED	15,15
5.	VEFT ENTERPRISES LIMITED	12,31
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

6.6. Information on transactions made by the Issuer in which he took interest.

Total transactions in which the Issuer took interest approved by each management body upon results of the last reporting quarter:

Reporting period	NLMK's Management body that approved a transaction	
	General Shareholder's Meeting	Board of Directors
4 Q 2004	-	*16 058 788 thousand rubles* *USD 236 500 thousand* *EUR 35 000 thousand*

Information on transaction concluded by the Issuer within the last reporting period, which was of interest for the Issuer and the price of which was 5 and more percent of the Company's assets book value defined upon financial statements as of the last reporting date before the transaction conclusion:

In the 1st quarter of 2005 among transactions on the basis of which it could be possible to determine transaction price at approval date there were no transactions, the price of which was 5 and more percent of the Company's assets book value as of the last reporting date before the transaction.

Information on transactions (a group of related transactions), in which Issuer expressed his interest but an approval decision by the Board of Directors (supervisory board) or by General Shareholders' Meeting was not made in cases when it was obligatory according to the Russian Law:

There were no such transactions.

6.7. Information on amount of accounts receivable.

thousand rubles

	As of 31.12.2000	*As of 31.12.2001*	*As of 31.12.2002*	*As of 31.12.2003*	*As of 31.12.2004*	*As of 31.03.2005*
Accounts receivable, total	*7 094 264*	*6 925 938*	*7 691 733*	*10 497 361*	*13 650 115*	*19 652 438*
inclusive of:						
past-due accounts receivable, total	*784 671*	*776 801*	*339 870*	*308 967*	*195 414*	*150 804*

Structure of the Issuer's accounts receivable as of 31.12.2004

thous ru

Type of accounts receivable	*Maturity date*						*Tota*
	less than 30 days	*from 30 to 60 days*	*from 60 to 90 days*	*from 90 to 180 days*	*from 180 days to 1 year*	*over 1 year*	
Accounts receivable, total, inclusive of:	*2 749 378*	*4 536 824*	*5 234 848*	*694 137*	*325 612*	*109 316*	*13 650*
buyers and customers	*414 233*	*3 999 174*	*5 023 282*	*1 899*	*10 095*	*19 158*	*9 467*

bills receivable	-	-	-	-	-	-	-
debt of affiliated persons of the Issuer	*164 833*	*95 527*	*14 010*	*14 700*	*5 586*	*36 065*	*330 7*
debt of participants (founders) upon contributions to chartered capital	-	-	-	-	-	-	-
*advance payments made**	*103 345*	*257 061*	*69 689*	*525 723*	*294 118*	*31 950*	*1 281*
other debtors	*2 066 967*	*185 062*	*127 867*	*151 815*	*15 813*	*22 143*	*2 569*

) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.

Structure of the Issuer's accounts receivable as of 31.03.2005

thous
ru

Type of accounts receivable	*Maturity date*						*Tota*
	less than 30 days	*from 30 to 60 days*	*from 60 to 90 days*	*from 90 to 180 days*	*from 180 days to 1 year*	*over 1 year*	
Accounts receivable, total, inclusive of:	*9 481 177*	*7 827 573*	*965 375*	*469 545*	*614 976*	*293 792*	*19 652*
buyers and customers	*6 457 750*	*7 173 996*	*809 817*	*17 046*	*5 072*	*16 326*	*14 480*
bills receivable	-	-	-	-	-	-	-
debt of affiliated persons of the Issuer	*162 802*	*30 693*	*59 304*	*16 372*	*5 715*	*29 693*	*304 5*
debt of participants (founders) upon contributions to chartered capital	-	-	-	-	-	-	-
*advance payments made**	*294 282*	*547 132*	*44 171*	*333 577*	*262 170*	*219 754*	*1 701*
other debtors	*2 566 343*	*75 752*	*52 083*	*102 550*	*342 019*	*28 019*	*3 166*

) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2000:

1. Name: ***MILDMAY S.A.***
Address: Kalle Aquilino de la Guardia No. 8, Edificio UGRA, Apartado 87-1371, Panama 7, Republic Panama
Accounts receivable: ***880 772 thousand roubles***
inclusive of:
past-due accounts receivable: ***no***

Наименование: ***МИЛДМЭЙ С.А.***
Место нахождение: ***Калле Аквилино де ла Геардия №8, Эдифицио ИГРА, Апартадо 87-1371, Панама 7, Республика Панама***

2. Name: ***TUSCANY INTERTRADE (UK)***
Address: ***24, Great King Street, Edinburgh, H3 6QN, Great Britain***
Accounts receivable: ***2 658 852 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2001:

Name: *TUSCANY INTERTRADE (UK)*
Address: *24, Great King Street, Edinburgh, H3 6QN, Great Britain*
Accounts receivable: *3 228 000 thousand rubles*
inclusive of:
past-due accounts receivable: *no*

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2002

1. Name: *STEELCO MEDITERIAN TRADING LTD*
   Address: *Orpheos street, 10A-C, Nicosia, Cyprus*
   Accounts receivable: *1 496 813 thousand roubles*
   inclusive of:
   past-due accounts receivable: *no*

2. Name: *TUSCANY INTERTRADE (UK)*
   Address: *24, Great King Street, Edinburgh, H3 6QN, Great Britain*
   Accounts receivable: *1 725 591 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

3. Name: *MOORFIELD COMMODITIES COMPANY*
   Address: *Huntley Business Centre, Suite 20MO, Gordon Street, Huntley AB548ES, Great Britain*
   Accounts receivable: *920 171 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2003

1. Name: *STEELCO MEDITERIAN TRADING LTD*
   Address: *Orpheos street, 10A-C, Nicosia, Cyprus*
   Accounts receivable: *3 583 378 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

2. Name: *TUSCANY INTERTRADE (UK)*
   Address: *24, Great King Street, Edinburgh, H3 6QN, Great Britain*
   Accounts receivable: *2 570 548 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2004

1. Name: *STEELCO MEDITERIAN TRADING LTD*
   Address: *Orpheos street, 10A-C, Nicosia, Cyprus*
   Accounts receivable: *3 889 327 thousand roubles*
   inclusive of:
   past-due accounts receivable: *no*

2. Name: *TUSCANY INTERTRADE (UK)*
   Address: *24, Great King Street, Edinburgh, H3 6QN, Great Britain*

Accounts receivable: *2 854 679 thousand rubles*
inclusive of:
past-due accounts receivable: ***no***

3. Name: *MOORFIELD COMMODITIES COMPANY*
Address: ***Huntley Business Centre, Suite 20MO, Gordon Street, Huntley AB548ES, Great Britain***
Accounts receivable: ***1 378 422 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2005

1. Name: *STEELCO MEDITERIAN TRADING LTD*
Address: ***Orpheos street, 10A-C, Nicosia, Cyprus***
Accounts receivable: ***7 113 270 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

2. Name: *TUSCANY INTERTRADE (UK)*
Address: ***24, Great King Street, Edinburgh, H3 6QN, Great Britain***
Accounts receivable: ***2 798 859 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

3. Name: *MOORFIELD COMMODITIES COMPANY*
Address: ***Huntley Business Centre, Suite 20MO, Gordon Street, Huntley AB548ES, Great Britain***
Accounts receivable: ***2 767 144 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

NLMK's annual financial statements for the last completed financial year prepared under the Russian Law is enclosed to this Quarterly Report for the 1st quarter of this year.

The annual financial statements cover:

- ***Balance sheet – Form No.1***
- ***Income statement – Form No.2***
- ***Statement of changes in equity – Form No.3***
- ***Cash flow statement – Form No.4***
- ***Attachments to balance sheet – Form No.5***
- ***Auditor's conclusion***

7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

NLMK's quarterly financial statements for the last completed financial year, prepared according to the Russian Law, are attached to the present Quarterly Report.

Quarterly financial statements cover:

- *Balance Sheet – Form No.1;*
- *Income Statement – Form No. 2.*

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

The Company does not prepare consolidated financial statements according to legal requirements of the Russian Federation.

Moreover, the Company prepares Consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP). NLMK's consolidated financial statements for year 2004, prepared according to US Generally Accepted Accounting Principles, is being audited at the moment.

Web-site where Consolidated Financial Statements of the Issuer prepared under US GAAP is published:

www.nlmk.ru/rus/index/yearindex.php3

7.4. Information on total export as well as on share of export in total sales.

Index name	*2002*	*2003*	*2004*	*1st Q 2005*
Sales proceeds (mln. rubles) - total	*53 296,8*	*75 026,2*	*126 180,7*	*33 400,8*
Export sales proceeds (mln. rubles)	*32 281,5*	*43 645,3*	*83 220,4*	*22 773,6*
Export share in total sales proceeds (%)	*60,6%*	*58,2%*	*66,0%*	*68,2%*

7.5. Information on material changes in the Issuer's property after the date of the complete financial year end.

There were no significant changes in the Company's property after 31.12.2004.

7.6. Information on the Issuer participation in any legal procedures if this participation could have significantly affected his financial performance.

Within three last years there were no legal procedures the Company's participation in which could affect its financial performance.

VIII. Additional information on the Issuer and on issued securities placed by him.

8.1. Additional information on the Issuer.

8.1.1. Information on amount, structure of stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: ***5 993 227 240***

Breakdown of stockholders' capital as of the date of the reporting quarter closure:
Common stock:
Total at par value (rubles): ***5 993 227 240***
Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

As of 31.03.2004 the Issuer's shares did not circulate outside of the Russian Federation.

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Within the period from January 1, 2000 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.

In the 2nd quarter 2004 stockholders' capital of the Company was changed due to placement of additional common stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:
Common stock:
Total at par value (rubles): ***5 987 240***
Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***

Date and number of Minutes of Management body meeting on which a decision to change

stockholders' capital was taken: *05.02.2004, Minutes No. 106.*

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:
  Common stock:
    Total at par value (rubles): ***5 993 227 240***
    Share in stockholders' capital: ***100 %***
  Privileged stock:
    Total at par value (rubles): ***0***
    Share in stockholders' capital: ***0 %***

In the 1st quarter of 2005 the amount of stockholders' capital did not change.

8.1.3. Information on generation and use of reserve fund as well as other Issuer's funds.

In accordance with the Company Statute NLMK generates a reserve fund of not less than 5 per cents of its stockholders' equity. Size of the reserve fund shall be determined by decision made by the Board of Directors. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, defined by the Board of Directors of the Company according to the Company's Statute.

The size of NLMK's reserve fund

	as of 31.12.2000		as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.2004		as of 31.03.2005 г.	
	thousand rubles	% of SC	thousand rubles	% of SC	thousand rubles	% of SC	thousand rubles	% of SC	thousand rubles	% of SC	thousand rubles	% of SC
Reserve Fund	*898*	*5,0*	*898*	*5,0*	*898*	*5,0*	*898*	*5,0*	*299 661*	*5,0*	*299 661*	*5,0*

Within the reporting quarter the reserve fund was not used.

There were no other funds to be generated at NLMK out of its net profit.

8.1.4. Information on procedure of convocation and conduction of the Issuer's supreme management body meeting:

The Issuer's management body:

The Supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the

information in newspaper «Gazeta», newspaper «Metallurg» and in NLMK's web-site in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more per cent of the Company's shares as well as nominal shareholders are informed of the meeting in written. The written notifications are sent by the registered mail not later the date stated in this clause.

Persons (bodies) having the right to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Committee, Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Committee, Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda to the Extraordinary Shareholders' Meeting as well as in case the Board of Directors liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Law "On joint-stock companies" to elect the Board members this Shareholders' Meeting should be held within 70 days from the date of corresponding demand or decision of the Board to hold the Meeting.

A request for holding of Extraordinary Meeting shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and change offered form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owner of not less than 10 per cent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requiring the convocation, the quantity and type (category) of the shares belonging to them (him/her).

Request for the Extraordinary Meeting shall be signed by persons (person) who require Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares can be made in case:

- *the procedure of the request submission on convocation of the General Shareholders' Meeting has been violated;*
- *shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;*
- *none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Law*

«On joint-stock companies» and other legal acts of the Russian Federation.

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who have required its convocation by registered mail with notice of receipt not later than 3 days from the date of the decision – making.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Regular Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the end of a financial year. Extraordinary Shareholders' Meeting can be summoned along with a regular annual meeting.

Date, time and place of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company Statute and Rules of Shareholders' Meeting conduction.

Persons entitled to make proposals to agenda of the Issuer's management body meeting as well as the procedure of these offers submission:

Shareholders (a shareholder), owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to make proposals to agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Committee and Returning board, the number of which cannot exceed the number of respective body members as well as candidate Director General. Such proposals must be received by the Company not later than in 30 days after the date of a financial year end.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. Such proposals must be received by the Company not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

A proposal on issues inclusion into the agenda of the General Shareholders' Meeting and a proposal on candidates shall be made in written, shall indicate the name of shareholders (shareholder), demanding it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed.

A proposal to enter issues into the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them into the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company's Statute for inclusion of proposals into the agenda of the Annual General Shareholders' Meeting and Extraordinary General Shareholders' Meeting. An issue

proposed by shareholders (a shareholder) is subject to entering the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to entering a slate for voting on election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company's Statute;*
- *shareholders (a shareholder) do not own the relevant number of the Company's voting shares as stated in the Company's Statute;*
- *a proposal is not in conformity with the requirements of the Company's Statute;*
- *an issue proposed for agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Act «On the joint-stock companies» and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue into the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues of the General Shareholders' Meeting.

Besides issues proposed to be included into agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form corresponding body, the Board of Directors has the right to include issues into the agenda or candidates into the slate of the General Shareholders' Meeting at its discretion.

Persons which have the right to get acquainted with information (materials) presented for Supreme Management Body Meeting preparation and conduction as well as procedure of getting acquainted with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (material) subject to presentation during preparation of General Shareholders' Meeting for getting acquainted in the room of the Company's executive body and at places the addresses of which are stated in announcement on General Shareholders' Meeting holding within 20 days and in case of General Shareholders' Meeting the agenda of which includes an issue on the Company's reorganization, within 30 days prior to the General Shareholders' Meeting as well as during the Meeting itself at place of its holding.

Persons having the right to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in written to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 per cent of stockholders' equity (unit fund) or not less than 5 per cent of common stock.

1. Full name: *Limited liability company «Lipetsk insurance company «Shans»*
Abbreviated name: *OOO LSO «Shans »*
Legal address: *30, ul. Nedelina, Lipetsk 398059 Russia*
Issuer's share in the profit-making organization's charter capital: *100 %*
Profit-making organization's share in the Issuer's charter capital: *no*
Information on profit-making organization's Board of Directors:
Board of Directors is not provided for by the Statute of the profit-making organization

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director – Elena I. Vlasova, year of birth - 1961, has no share in the Issuer's stockholders' equity

2. Full name: ***Limited liability company «Stahl»***
Abbreviated name: ***OOO «Stahl»***
Legal address: ***1, ul. Lenina, Uglich, Yaroslavl area 152620 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Board of Directors is not provided for by the Statute of the profit-making organization
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Oleg A. Schetnikov, year of birth - 1963, has no share in the Issuer's stockholders' equity

3. Full name: ***Limited liability company «Novolipetskoye»***
Abbreviated name: ***OOO «Novolipetskoe»***
Legal address: ***village Tuishevka, Lipetsk region, Lipetsk area 398052 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Elena S. Meyer, year of birth - 1980, has no share in the Issuer's stockholders' equity***
Members:
1. ***Yulia V. Grebenschikova, year of birth - 1976, has no share in the Issuer's stockholders' equity;***
2. ***Elena V. Kantsir, year of birth - 1979, has no share in the Issuer's stockholders' equity;***
3. ***Tatjyana V. Lyapina, year of birth - 1973,***
share in the Issuer's stockholders' equity: 0,00017%,
share of the Issuer's common stock: 0,00017%;
4. ***Dmitry M. Parshev, year of birth - 1974, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director – Vladimir N. Semenov, year of birth - 1958, has no share in the Issuer's stockholders' equity

4. Full name: ***Limited liability company «Karamyshevskoye»***
Abbreviated name: ***OOO «Karamyshevskoe»***
Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

Information on profit-making organization's Board of Directors:
Chairman: ***Dmitry M. Parshev, year of birth - 1974, has no share in the Issuer's stockholders' equity***
Members:
1. ***Olga D. Grechishkina, year of birth – 1964, has no share in the Issuer's stockholders' equity;***
2. ***Elena S. Meyer, year of birth - 1980, has no share in the Issuer's stockholders' equity;***
3. ***Alexey M. Postnikov, year of birth - 1980, has no share in the Issuer's stockholders' equity;***
4. ***Valery I. Ukolov, year of birth - 1979, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director – Vladimir V. Elizarov, year of birth - 1948, has no share in the Issuer's stockholders' equity

5. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Iron & Steel Corporation***
Abbreviated name: ***no***
Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Board of Directors is not provided for by the Statute of the profit-making organization
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director – Andrey V. Dementyev, year of birth - 1960, has no share in the Issuer's stockholders' equity

6. Full name: ***Limited-Liability Company «NLMK Trading House»***
Abbreviated name: ***OOO "NLMK Trading House"***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexander Yu. Zarapin, year of birth - 1962, has no share in the Issuer's stockholders' equity.***
Members:
1. ***Dmitry A. Baranov, year of birth - 1968, has no share in the Issuer's stockholders' equity;***
2. ***Victor P. Kirilenko, year of birth - 1957, has no share in the Issuer's stockholders' equity;***
3. ***Alexey S. Smolyansky, year of birth - 1974, has no share in the Issuer's stockholders' equity;***
4. ***Alexander N. Saprykin, year of birth - 1967, has no share in the Issuer's stockholders' equity;***

5. ***Dmitry V. Guglya, year of birth - 1970, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Dmitry V. Guglya, year of birth - 1970, has no share in the Issuer's stockholders' equity.

7. Full name: ***Limited liability company «Larmet »***
Abbreviated name: ***OOO «Larmet»***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.98 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Board of Directors is not provided for by the Statute of the profit-making organization
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Pavel V. Lizogub, year of birth - 1966, has no share in the Issuer's stockholders' equity

8. Full name: ***Limited liability company «VIMET»***
Abbreviated name: ***OOO «VIMET»***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.97 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Board of Directors is not provided for by the Statute of the profit-making organization
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Victor P. Kirilenko, year of birth - 1957, has no share in the Issuer's stockholders' equity

9. Full name: ***Open joint-stock company «Stoilensky GOK»***
Abbreviated name: ***OAO «Stoilensky GOK»***
Legal address: ***Stariy Oskol, Belgorod area, 309530 Russia***
Issuer's share in the profit-making organization's charter capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexander N. Saprykin, year of birth - 1967, has no share in the Issuer's stockholders' equity***
Members:

1. ***Galina A. Aglyamova, year of birth - 1961,***
   share in the Issuer's stockholders' equity: 0,00017%,
   share of the Issuer's common stock: 0,00017%;

1. *Alexander Yu. Gorshkov, year of birth - 1961, has no share in the Issuer's stockholders' equity;*
2. *Oleg V. Kiselev, year of birth - 1953, has no share in the Issuer's stockholders' equity;*
3. *Alexander I. Kravchenko, year of birth - 1955,;*

share in the Issuer's stockholders' equity: 0,00018%,
share of the Issuer's common stock: 0,00018%;

1. *Denis E. Samsikov, year of birth - 1973, has no share in the Issuer's stockholders' equity;*
2. *Olga N. Sopova, year of birth - 1961, has no share in the Issuer's stockholders' equity;*
3. *Maria N. Starostina, year of birth - 1974, has no share in the Issuer's stockholders' equity;*
4. *Vladimir K. Tomaev, year of birth - 1951, has no share in the Issuer's stockholders' equity.*

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Alexander Yu. Gorshkov, year of birth - 1961, has no share in the Issuer's stockholders' equity

10. Full name: ***Open joint-stock company «Dolomit»***
Abbreviated name: ***OAO «Dolomit»***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's charter capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Fedor V. Korlykhanov, year of birth - 1936, has no share in the Issuer's stockholders' equity***
Members:

1. ***Vasily V. Grekov, year of birth - 1946,***
   share in the Issuer's stockholders' equity: 0,00017%,
   share of the Issuer's common stock: 0,00017%;
2. ***Konstantin V. Lashkevich, year of birth - 1977, has no share in the Issuer's stockholders' equity;***
3. ***Valery A. Loskutov, year of birth - 1969,***

share in the Issuer's stockholders' equity: 0,00017%,
share of the Issuer's common stock: 0,00017%;

4. ***Denis E. Samsikov, year of birth - 1973, has no share in the Issuer's stockholders' equity;***
5. ***Gennady P. Uvarov, year of birth - 1952, has no share in the Issuer's stockholders' equity;***
6. ***Sergey V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity.***

Information on members of corporate executive body of profit-making organization:

1. ***Luibov P. Bodunova, year of birth - 1955, has no share in the Issuer's stockholders' equity;***
2. ***Valery A. Vyalov, year of birth - 1957, has no share in the Issuer's stockholders' equity;***

3. ***Yury V. Kleimenov, year of birth - 1950, has no share in the Issuer's stockholders' equity;***
4. ***Victoriya N. Nikitina, year of birth - 1974, has no share in the Issuer's stockholders' equity;***
5. ***Maria V. Pankova, year of birth - 1949, has no share in the Issuer's stockholders' equity.***

Information on a person being a single executive body of profit-making organization:
Director General – Valery A. Vyalov, year of birth - 1957, has no share in the Issuer's stockholders' equity

11. Full name: ***Joint-stock company «Studenovsk ore processing and mining enterprise»***
Abbreviated name: ***OAO «Stagdok»***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's charter capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Denis E. Samsikov, year of birth - 1973, has no share in the Issuer's stockholders' equity***
Members:

1. ***Victor S. Bondar, year of birth - 1941, has no share in the Issuer's stockholders' equity;***
2. ***Alexander Yu. Gorshkov, year of birth - 1961, has no share in the Issuer's stockholders' equity;***
3. ***Gennady V. Liznev, year of birth - 1956***
   share in the Issuer's stockholders' equity:0,00018%,
   share of the Issuer's common stock:0,00018%;
4. ***Valery A. Loskutov, year of birth – 1969***
   share in the Issuer's stockholders' equity: 0,00017%,
   share of the Issuer's common stock: 0,00017%;
5. ***Sergey A. Matytsin, year of birth - 1971,***
   share in the Issuer's stockholders' equity: 0,00017%,
   share of the Issuer's common stock: 0,00017%;
6. ***Alexander N. Saprykin, year of birth - 1967, has no share in the Issuer's stockholders' equity;***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General - Victor S. Bondar, year of birth - 1941, has no share in the Issuer's stockholders' equity

12. Full name: ***Limited liability company "INDEPENDENT TRANSPORT COMPANY"***
Abbreviated name: ***OOO "NTK"***
Legal address: ***32A, Leninsky prospect, Moscow 119991 Russia***
Issuer's share in the profit-making organization's charter capital: ***70 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexander I. Shenkman, year of birth - 1961, has no share in the Issuer's stockholders' equity***
Members:

1. ***Oleg Yu. Bukin, 1966 года рожденuя, has no share in the Issuer's stockholders' equity;***
2. ***Alexander Yu. Zarapin, year of birth - 1962, has no share in the Issuer's stockholders' equity;***
3. ***Victor P. Kirilenko, year of birth - 1957, has no share in the Issuer's stockholders' equity;***
4. ***Alexander S. Smagin, year of birth - 1961, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Oleg Yu. Bukin, year of birth - 1966, has no share in the Issuer's stockholders' equity

13. Full name: ***Limited liability company «Vtormetsnab NLMK»***
Abbreviated name: ***OOO «Vtormetsnab NLMK»***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's charter capital: ***70 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***not elected***
Members:

1. ***Alexander Yu. Zarapin, year of birth - 1962, has no share in the Issuer's stockholders' equity;***
2. ***Sergey A. Matytsin, year of birth - 1971,***
   share in the Issuer's stockholders' equity: 0,00017%,
   share of the Issuer's common stock: 0,00017%;
3. ***Alexander S. Posadnev, year of birth - 1982, has no share in the Issuer's stockholders' equity***
4. ***Vladimir A. Stasenko, year of birth - 1969, has no share in the Issuer's stockholders' equity***
5. ***Igor A. Frolov, year of birth - 1967, has no share in the Issuer's stockholders' equity***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Vladimir A. Stasenko, year of birth - 1966, has no share in the Issuer's stockholders' equity

14. Full name: ***Open Joint-stock company «Tuapse Trading Sea Port »***
Abbreviated name: ***OAO «TMTP»***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
Issuer's share in the profit-making organization's charter capital: ***69.41 %***
Share of the Issuer's common stock in profit-making organization: ***69.41 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Nikolay A. Gagarin, year of birth - 1950, has no share in the Issuer's stockholders' equity.***
Members:

6. ***Victor M. Bondar, year of birth - 1953, has no share in the Issuer's stockholders' equity;***
7. ***Oleg Yu. Bukin, year of birth - 1966, has no share in the Issuer's stockholders' equity;***
8. ***Radion N. Gryazev, year of birth - 1958, has no share in the Issuer's stockholders' equity;***
9. ***Alexander Yu. Zarapin, year of birth - 1962, has no share in the Issuer's stockholders' equity;***
10. ***Alexander I. Kravchenko, year of birth - 1955***
    share in the Issuer's stockholders' equity: 0,00018%,
    share of the Issuer's common stock: 0,00018%;
11. ***Dmitry V. Mukhortov, year of birth - 1973, has no share in the Issuer's stockholders' equity;***
12. ***Vyacheslav P. Feodorov, year of birth - 1966, has no share in the Issuer's stockholders' equity;***
13. ***Sergey V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:

1. ***Alexander S. Gabedava, year of birth - 1950, has no share in the Issuer's stockholders' equity;***
2. ***Sergey V. Kozlov, year of birth - 1963, has no share in the Issuer's stockholders' equity;***
3. ***Fatima M. Nibo, year of birth - 1960, has no share in the Issuer's stockholders' equity;***
4. ***Edward G. Chovushyan, year of birth - 1965, has no share in the Issuer's stockholders' equity.***

Information on a person being a single executive body of profit-making organization:
Director General - Edward G. Chovushyan, year of birth - 1965, has no share in the Issuer's stockholders' equity

15. Full name: ***Open joint-stock company "North Oil and Gas Company"***
Abbreviated name: ***OAO "Severneftegas"***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's charter capital: ***62.0 %***
Share of the Issuer's common stock in profit-making organization: ***62.0 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexander I. Kravchenko, year of birth - 1955,;***
share in the Issuer's stockholders' equity: 0,00018%,
share of the Issuer's common stock: 0,00018%;
Members:
1. Galina A. Aglyamova, year of birth - 1961,
share in the Issuer's stockholders' equity: 0,00017%,
share of the Issuer's common stock: 0,00017%;
2. Dmitry V. Nikiforov, year of birth – 1964, has no share in the Issuer's stockholders' equity;
3. Denis E. Samsikov, year of birth - 1973, has no share in the Issuer's stockholders' equity;
4. Sergey V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity.
Information on profit-making organization's executive body:

Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Ivan F. Glumov, year of birth - 1936, has no share in the Issuer's stockholders' equity.

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***OOO «LGEK»***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's charter capital: ***51.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Valery P. Feodorov, year of birth - 1960, has no share in the Issuer's stockholders' equity***
Members:
1. ***Nikolay F. Korvyakov, year of birth - 1953, has no share in the Issuer's stockholders' equity;***
2. ***Alexander I. Kravchenko, year of birth - 1955,
share in the Issuer's stockholders' equity: 0,00018%,
share of the Issuer's common stock: 0,00018%;***
3. ***Vladislav A. Smirnov, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
4. ***Sergey V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity;***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General - Vladislav A. Smirnov, year of birth - 1949, has no share in the Issuer's stockholders' equity.

17. Full name: ***Joint-stock bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OAO «Lipetskcombank»***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***50.07 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Vyacheslav P. Fedorov, year of birth - 1966, has no share in the Issuer's stockholders' equity***
Members:
1. ***Galina A. Aglyamova, year of birth - 1961,
share in the Issuer's stockholders' equity: 0,00017%,
share of the Issuer's common stock: 0,00017%;***
2. ***Valeria V. Ainulova, year of birth - 1971, has no share in the Issuer's stockholders' equity;***
3. ***Antonina M. Kopaeva, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
4. ***Alexander I. Kravchenko, year of birth - 1955,
share in the Issuer's stockholders' equity: 0,00018%,***

share of the Issuer's common stock: 0,00018%;

5. ***Evgeny P. Sulimov, year of birth - 1962,***
   share in the Issuer's stockholders' equity: 0,00023%,
   share of the Issuer's common stock: 0,00023%;
6. ***Sergei V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:

1. ***Svetlana Yu. Zubenkova, year of birth - 1965, has no share in the Issuer's stockholders' equity;***
2. ***Galina A. Zurkanaeva, year of birth - 1961, has no share in the Issuer's stockholders' equity;***
3. ***Elena M. Ulyukhina, year of birth - 1960, has no share in the Issuer's stockholders' equity;***
4. ***Andrey I. Kornev, year of birth - 1966, has no share in the Issuer's stockholders' equity;***
5. ***Olga N. Mitrokhina, year of birth - 1973, has no share in the Issuer's stockholders' equity;***
6. ***Igor Yu. Cheprasov, year of birth - 1972, has no share in the Issuer's stockholders' equity.***

Information on a person being a single executive body of profit-making organization:
Director General – Olga N. Mitrokhina, year of birth - 1973, has no share in the Issuer's stockholders' equity

18. Full name: ***Joint-stock Company «Lipetsky Gripromez»***
Abbreviated name: ***OAO «Lipetsky Gripromez»***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Gennady V. Ushakov, year of birth - 1937,***
share in the Issuer's stockholders' equity: 0,00017%,
share of the Issuer's common stock: 0,00017%.
Members:

1. ***Nikolay V. Ovchinnikov, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
2. ***Sergey V. Perekatov, year of birth - 1959, has no share in the Issuer's stockholders' equity;***
3. ***Larisa N. Saenko, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
4. ***Vitaly I. Tonkogolos, year of birth - 1958, has no share in the Issuer's stockholders' equity;***
5. ***Vladimir A. Tretyakov, year of birth - 1960, has no share in the Issuer's stockholders' equity***
6. ***Valery G. Khaibullin, year of birth - 1951, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:

1. ***Anatoly V. Boldyrev, year of birth - 1961,***
   share in the Issuer's stockholders' equity: 0,000017%,
   share of the Issuer's common stock: 0,000017%;
2. ***Anatoly A. Budyukin, year of birth - 1950,***
   share in the Issuer's stockholders' equity:0,0013%,

share of the Issuer's common stock:0,0013%;

3. ***Yury N. Medvedev, year of birth - 1941, has no share in the Issuer's stockholders' equity;***
4. ***Nikolay V. Ovchinnikov, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
5. ***Tatyana I. Pryanishnikova, year of birth - 1951, has no share in the Issuer's stockholders' equity;***
6. ***Vitaly I. Tonkogolos, year of birth - 1958, has no share in the Issuer's stockholders' equity;***
7. ***Valery G. Khaibullin, year of birth - 1951, has no share in the Issuer's stockholders' equity.***

Information on a person being a single executive body of profit-making organization:
Director General - Valery G. Khaibullin, year of birth - 1951, has no share in the Issuer's stockholders' equity.

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OOO «KMAruda»***
Legal address: ***2, ul. Artema, Gubkin, Belgorod area, 309182 Russia***
Issuer's share in the profit-making organization's charter capital: ***32.89 %***
Share of the Issuer's common stock in profit-making organization: ***32.89 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexander N. Saprykin, year of birth - 1967, has no share in the Issuer's stockholders' equity.***
Members:

1. ***Vladimir A. Artemenko, year of birth - 1946, has no share in the Issuer's stockholders' equity;***
2. ***Alexander Yu. Gorshkov, year of birth - 1961, has no share in the Issuer's stockholders' equity;***
3. ***Vladimir K. Tomaev, year of birth - 1951, has no share in the Issuer's stockholders' equity;***
4. ***Nikolay V. Hudyakov, year of birth - 1939, has no share in the Issuer's stockholders' equity;***
5. ***Sergey V. Chelyadin, year of birth - 1965, has no share in the Issuer's stockholders' equity***
6. ***Sergey Ya. Shuvalov, year of birth - 1968, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General – Vladimir K. Tomaev, year of birth - 1951, has no share in the Issuer's stockholders' equity

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***OOO «Neptune»***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:

The Board of Directors is not provided for by the Statute of the profit-making organization
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director – Margarita G. Bekasova, year of birth - 1965, has no share in the Issuer's stockholders' equity

21. Full name: ***Open joint-stock company on gasification and operation of gas equipment of Lipetsk region «Lipetskoblgas»***
Abbreviated name: ***OAO «Lipetskoblgas»***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's charter capital: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Nikolai V. Isakov, year of birth - 1951, has no share in the Issuer's stockholders' equity***
Members:
1. ***Yury N. Bozhko, year of birth - 1961, has no share in the Issuer's stockholders' equity;***
2. ***Andrey S. Ivanov, year of birth - 1973, has no share in the Issuer's stockholders' equity;***
3. ***Vyacheslav V. Isakov, year of birth - 1966, has no share in the Issuer's stockholders' equity;***
4. ***Nikolay V. Karasikov, year of birth - 1952, has no share in the Issuer's stockholders' equity;***
5. ***Valery I. Lokotunin, year of birth - 1940, has no share in the Issuer's stockholders' equity;***
6. ***Vladislav A. Smirnov, year of birth - 1949, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Director General - Nikolay V. Karasikov, year of birth - 1952, has no share in the Issuer's stockholders' equity

22. Full name: ***Open joint-stock company of energy and electrification «Lipetskenergo»***
Abbreviated name: ***OAO "Lipetskenergo"***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Vasily A. Zubakin, year of birth - 1958, has no share in the Issuer's stockholders' equity***
Members:
1. ***Alexander V. Voronkin, year of birth - 1954, has no share in the Issuer's stockholders' equity;***
2. ***Valery A. Loskutov, year of birth - 1969,***

share in the Issuer's stockholders' equity: 0,00017%,

share of the Issuer's common stock: 0,00017%;

3. ***Mikhail I. Kovalev, year of birth - 1975, has no share in the Issuer's stockholders' equity***
4. ***Anatoly K. Merzlyakov, year of birth - 1952, has no share in the Issuer's stockholders' equity;***
5. ***Vladislav A. Smirnov, year of birth - 1949, has no share in the Issuer's stockholders' equity;***
6. ***Valery F. Sukhanov, year of birth - 1947,***
   share in the Issuer's stockholders' equity: 0,00018%,
   share of the Issuer's common stock: 0,00018%.

Information on profit-making organization's executive body:

1. ***Alexander P. Gorkovenko, year of birth - 1945, has no share in the Issuer's stockholders' equity;***
2. ***Andrey P. Derevskov, year of birth - 1955, has no share in the Issuer's stockholders' equity;***
3. ***Vladimir Yu. Ilyukhin, year of birth - 1964, has no share in the Issuer's stockholders' equity;***
4. ***Svetlana S. Kozoderova, year of birth - 1971, has no share in the Issuer's stockholders' equity;***
5. ***Alexander N. Konanykhin, year of birth - 1968, has no share in the Issuer's stockholders' equity;***
6. ***Dmitry Yu. Krymov, year of birth - 1974, has no share in the Issuer's stockholders' equity;***
7. ***Anatoly K. Merzlyakov, year of birth - 1952, has no share in the Issuer's stockholders' equity;***
8. ***Natalia M. Novikova, year of birth - 1971, has no share in the Issuer's stockholders' equity;***
9. ***Evgeny A. Svintsov, year of birth - 1946, has no share in the Issuer's stockholders' equity;***
10. ***Vladimir F. Chebotar, year of birth - 1950, has no share in the Issuer's stockholders' equity;***

Information on a person being a single executive body of profit-making organization:
Director General - Anatoly K. Merzlyakov, year of birth - 1952, has no share in the Issuer's stockholders' equity

23. Full name: ***Open joint-stock company «Lipetsk Generating Company»***
Abbreviated name: ***OAO "Lipetsk Generation Company"***
Legal address: ***8A, ul. Moskovskaya, Lipetsk 398600, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Vladislav V Soshnikov, no data on year of birth, has no share in the Issuer's stockholders' equity***
Members:
1. Alexander S. Smagin, year of birth - 1961, has no share in the Issuer's stockholders' equity;
2. Valery A. Loskutov, year of birth – 1969;
share in the Issuer's stockholders' equity: 0,00017%;
share of the Issuer's common stock: 0,00017%;

3. ***Evgeny E. Ushakov, year of birth – 1968;***
   share in the Issuer's stockholders' equity: 0,00017%;
   share of the Issuer's common stock: 0,00017%;
4. ***Anatoly K. Merzlyakov, year of birth -1952, has no share in the Issuer's stockholders' equity;***
5. ***Margarita V. Yermolayeva, no data on year of birth, has no share in the Issuer's stockholders' equity;***
6. ***Valery V. Nepsha, year of birth – 1976, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Acting Director General – Alexander F. Gorobtsov, no data on year of birth, has no share in the Issuer's stockholders' equity

24. Full name: ***Open joint-stock company «Lipetsk Energy Sales Company»***
Abbreviated name: ***OAO "Lipetsk Energy Sales Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Asiya A. Diyanova, no data on year of birth, has no share in the Issuer's stockholders' equity***
Members:
1. Alexander V. Saprykin, year of birth - 1972
   share in the Issuer's stockholders' equity: 0,00017%;
   share of the Issuer's common stock: 0,00017%;
2. Alevtina A. Repina, year of birth – 1976, has no share in the Issuer's stockholders' equity;
3. Alexander G. Starchenko, year of birth - 1968, has no share in the Issuer's stockholders' equity;
4. Anatoly K. Merzlyakov, year of birth -1952, has no share in the Issuer's stockholders' equity;
5. Tatiana V. Vinogradova, no data on year of birth, has no share in the Issuer's stockholders' equity
6. Vladislav A. Yaroshevich, year of birth - 1972, has no share in the Issuer's stockholders' equity.
Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Acting Director General – Dmitry Yu. Krymov, year of birth - 1974, has no share in the Issuer's stockholders' equity

25. Full name: ***Open joint-stock company «Lipetsk Energy Management Company»***
Abbreviated name: ***OAO "Lipetsk Energy Management Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***

Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Sergey S. Fil, year of birth - 1980, has no share in the Issuer's stockholders' equity***
Members:

1. ***Oleg V. Dolgov, year of birth - 1966***
   share in the Issuer's stockholders' equity: 0,00017%;
   share of the Issuer's common stock: 0,00017%;
2. ***Alevtina A. Repina, year of birth – 1976, has no share in the Issuer's stockholders' equity;***
3. ***Olga N. Bredikhina, year of birth - 1967, has no share in the Issuer's stockholders' equity;***
4. ***Anatoly K. Merzlyakov, year of birth -1952, has no share in the Issuer's stockholders' equity;***
5. ***Maxim L. Volkov, no data on year of birth, has no share in the Issuer's stockholders' equity***
6. ***Dmitry A. Tuzov, year of birth - 1969, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Acting Director General – Dmitry Yu. Krymov, year of birth - 1974, has no share in the Issuer's stockholders' equity

26. Full name: ***Open joint-stock company «Lebedinsky ore mining and processing enterprise»***
Abbreviated name: ***OAO «Lebedinsky GOK»***
Legal address: ***Gubkin-11, Belgorod area 309510 Russia***
Issuer's share in the profit-making organization's charter capital: ***11.96 %***
Share of the Issuer's common stock in profit-making organization: ***11.96 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors:
Chairman: ***Alexey A. Ugarov, year of birth - 1930, has no share in the Issuer's stockholders' equity***
Members:

1. ***Igor A. Veremy, year of birth - 1958, has no share in the Issuer's stockholders' equity;***
2. ***Maxim Yu. Gubiev, year of birth - 1967, has no share in the Issuer's stockholders' equity;***
3. ***Lev M. Kvetnoy, year of birth - 1965, has no share in the Issuer's stockholders' equity;***
4. ***Victor P. Kirilenko, year of birth - 1957, has no share in the Issuer's stockholders' equity;***
5. ***Boris Ya. Malyavin, year of birth - 1947, has no share in the Issuer's stockholders' equity;***
6. ***Farhad Moshiri, year of birth - 1955, has no share in the Issuer's stockholders' equity;***
7. ***Efim A. Starikov, has no share in the Issuer's stockholders' equity;***
8. ***Alexey A. Ugarov, year of birth – 1930, has no share in the Issuer's stockholders' equity;***
9. ***Vadim V. Sheremet, year of birth - 1967, has no share in the Issuer's stockholders' equity.***

Information on profit-making organization's executive body:
Corporate executive body is not provided for by the Statute of the profit-making organization
Information on a person being a single executive body of profit-making organization:
Managing Company – Limited-liability company "GASMETALLPROEKT" (OOO "GASMETALLPROEKT"); address: office 209, 1, 1st Schipkovsky pereulok, Moscow 113093 Russia, has no share in the Issuer's stockholders' equity.

27. Full name: ***Open joint-stock company «Tulametalloobespechenie»***
Abbreviated name: ***OAO «Tulametalloobespechenie»***
Legal address: ***1, Alexinskoye shosse, Tula 300056 Russia***
Issuer's share in the profit-making organization's charter capital: ***5.6 %***
Share of the Issuer's common stock in profit-making organization: ***5,6 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***
Information on profit-making organization's Board of Directors: ***no***
Information on profit-making organization's executive body: ***no***
Information on a person being a single executive body of profit-making organization: ***no***

8.1.6. Information on material transactions of the Issuer.

Information on each material transaction (group of related transactions) with liabilities equal to 10 and more per cent of NLMK's assets booking value under its financial statements for the last completed financial period preceding the settlement date of a transaction, settled by the Issuer for the last 5 completed financial years and the 1st quarter of the current year.

For the period from 2000 till the completion date of the 1st quarter of the current year the Issuer settled one transaction with liability exceeding 10 per cent of the Company's assets booking value under its financial statements for the last completed reporting period preceding the settlement date of the transaction:

Date of transaction: ***03.06.2000***
Subject and other material terms and conditions of the transaction: ***alienation of 100% shares of NLMK's subsidiary – closed joint-stock company "Refrigerator Plant "STINOL".***
Transaction price: ***USD 119 300, which exceeds 10% of NLMK's assets as of 01.04.2000.***
Time of transaction liabilities discharge: ***October 2000***
Information on the transaction liabilities discharge: On ***10.10.2000 the shareholder registry keeping system of ZAO "Refrigerator Plant "STINOL" was changed due to passing of share ownership was a result of shares sales transaction.***
Information on reference the settled transactions to major transaction: ***the transaction is not a major one.***

8.1.7. Information on the Issuer's credit ratings

No credit ratings were conferred to the Company and its securities.

8.2. Information on each category (type) of the Issuer's shares.

Share category: ***common***
Par value of each share (rubles): *1*

Shares in circulation: *5 993 227 240*

Quantity of additional shares in the process of placement: ***0***

Quantity of stated shares: ***0***

Quantity of shares on balance of the Issuer: ***0***

Quantity of additional shares which could be placed due to conversion of placed securities to be converted into shares or in result of discharge of obligations upon the Issuer's options: ***0***

State registration numbers of share issues: ***1-01-00102-A***

Date of state registration: ***09.04.2004***

Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the stated above issue of NLMK's securities.

Rights given by shares to their shareholders:

Each common stock of the Company gives a stockholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General stockholders' meeting with the right to vote on all the issues within its competence both personally and through a representative;

b) to receive dividends and to get part of its property in case the Company is liquidated;

c) to sell or alienate in other way all the stocks or part thereof to other persons according to the procedure established by the current legislation;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Statute.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the stockholders – owners of the Company voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks belonging to them.

Additionally placed shares give the right to vote only after their full payment and approval of the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues the securities of which are repaid (cancelled).

There are no issues the securities of which are repaid (cancelled).

8.3.2. Information on issues the securities of which are still in circulation.

There are no issues of bonds and options the securities of which are still circulating.

8.3.3. Information on default issues.

There are no issues of securities with the Issuer's default.

8.4. Information on a person (persons), presenting (having presented) security for bond issue.

The Issuer did not place secured bonds.

8.5. Conditions of security of the Issuer's obligations in respect of bond issue.

The Issuer did not place bonds with securities.

8.6. Information on organizations which register securities of the Issuer.

Registrar:
Full name: ***Limited liability company "R-Stinol"***
Abbreviated name: ***OOO "R-Stinol"***
Legal address: ***12, ul. 9th of May, Lipetsk, Russia***
The license for activity as a registrar of shareholders:
License No.: ***10-000-1-00-292***
Issue date: ***30.12.2003***
Validity: ***till 30.12.2006***
Licenser: ***Federal Securities Market Commission of the Russian Federation***
The date on which the register of shareholders started to be kept by the stated registrar: ***04.03.2004***

8.7. Information on legislative acts regulating import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian Federation (part one) No. 146-FZ dd. 31.07.1998 (revision dd. 02.11.2004), Tax Code of the Russian Federation (part two) No. 117-FZ dd. 05.08.2000 (revision dd. 30.12.2004), Federal Law No. 173-FZ dd. 10.12.2003 "On currency control" (revision dd. 29.06.2004), Federal Law No. 39-FZ dd. 22.04.1996 (revision dd. 07.03.2004) "On securities market", Federal Law No. 208-FZ dd. 26.12.1995 (revision dd. 29.12.2004) "On joint-stock companies" are considered as legislative acts which regulate import and export

of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed and being placed Issuer's securities.

Owners of the Company's stocks can receive income as dividends and income from stocks sale. Organization's income is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 «Natural persons' income tax».

Dividends.

In case of dividend payment to natural persons and organizations the Company acts as Fiscal agents, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal persons.

Organization's profit from dividends is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian tax payers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (RF nationals) income tax is 9% and 30 % for non-RF nationals.

Income from stocks sales.

Legal persons.

A feature for tax base for RF nationals in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article 284 of Tax Code of the Russian Federation).

Procedure of taxation of non-RF nationals is controlled by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon stocks sale of Russian companies, where more than 50% of assets consist of real estate at the territory of the Russian Federation as well as financial instruments being derivatives of these shares. At that income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from stocks sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF tax payers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses of

acquisition, sale and storage of securities actually incurred by a tax payer or assessed tax deduction taken to decrease securities sales income. Assessed tax deduction is not provided for natural persons being non-RF residents.

Assessed tax deduction is granted to a tax payer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer less than 3 years, then amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of natural persons being RF residents is 13 percent.

Tax rate for stated income of natural persons being non-RF residents is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to tax payer before expiration of successive tax period.

Should it be impossible to withhold calculated amount of tax from a tax payer, a Fiscal agent shall inform tax authorities in written within one month from the date of this event occurrence on impossibility to withhold and on amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states residents (natural persons or organizations) of which obtain income of the Company's shares, laid down other taxation rules and standards as compared to the same of the Russian Law, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: ***common stock***

Dividends for shares of the a/m category:

Reporting period: *2000*

The Company did not make a decision on payment (announcement) of dividends.

Reporting period: *2001*

The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): *2002.*

Dividends announced (accrued) per a share (rubles): *312.5*

Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***

Deadline of announced dividends payment: ***up to September 25, 2003.***

Announced dividends are paid by: ***funds***

Other terms and conditions of announced dividends payments: ***funds are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon share of this type (category) (rubles): ***1 866 716 635***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***

Dividends announced (accrued) per a share (rubles): ***0.6045***

Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 25, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***

Deadline of announced dividends payment: ***up to September 23, 2004.***

Announced dividends are paid by: ***funds***

Other terms and conditions of announced dividends payments: ***funds are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon share of this type (category) (rubles): ***3 609 850 134***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***up to March 03, 2005.***

Announced dividends are paid by: ***funds***

Other terms and conditions of announced dividends payments: ***funds are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon share of this type (category) (rubles): ***5 895 272 455***

The Company did not issue bonds.

8.10. Other information.

None.

APPENDIX to clause 5.1 "Information on structure and competence of the Issuer's management bodies"

Approved:

by the Board of Directors

Open Joint-Stock Company

«Novolipetsk Steel»

February 1, 2005

Minutes No. 121

The Provision

on Strategic Planning Committee

Lipetsk

2005

Contents

Chapter 1. General provisions

The present Provision on the Strategic Planning Committee (hereinafter referred to as "the Committee") has been developed under the current Russian Law, the Statute, the Code of Corporate Governance and other internal documents of OJSC Novolipetsk Steel (hereinafter referred to as "the Company").

The Strategic Planning Committee was established to work out and prepare recommendations to the Board for decision making on issues fell within the Board competence on formation of priority trends in the Company's development and working out of its development strategy.

In its activity the Committee is fully subordinated to the Board and is an advisory body.

Chapter 2. Targets and objectives

The main target of the Strategic Planning Committee is development and submission of recommendations on priority trends in the Company's performance and strategy of its development to the Board. The Committee also covers issues of measures development facilitating increase of the Company's performance in long-term basis, increase of its assets, profitability and investment appeal.

The objectives of the Strategic Planning Committee are as follows:

1. Advisory assistance to the Board to work out strategy on the following issues:

- ***working out out strategic aims of long-term development of the Company;***
- development of arrangements aimed at increase of the Company's profitability and its investment appeal;
- coordination of corresponding division activities as regards to strategic planning with the Board activities.

2. Preparation and submission of draft resolutions on the above issues.

3. Control over decisions made by the Board as regards to determination of priority trends of the Company's development and strategic planning.

Chapter 3. Competency

The Strategic Planning Committee according to its responsibilities:

1. Submits recommendations and proposals on main trends of NLMK's strategic planning inclusive of budget formation to the Board.

2. Prepares and submits draft internal documents of the Company which regulate relations of the Company's priority trends development and its strategic development for approval by the Board.

3. Evaluates the Company's policy in respect of relationships with investors and shareholders.

4. Performs control over the Board's decisions made for strategic planning and the Company's performance in long-term basis.

5. Analyzes and informs the Board on main trends of strategic development adopted by Federal and local authorities and other companies.

6. Has the right to request and receive any information required for due discharge of its duties from members of executive bodies, managers of divisions according to the procedure established by the Company.

7. Has the right to involve managers of the Company's divisions to issues fell within its competency.

8. Submits recommendations on dividends payments and procedure of payments as well as procedure of the Company's profit (loss) distribution upon financial results for approval by the Board.

9. Prepares recommendations on the Company's policy in respect of its securities to the Board, in particular:

- on issues of the Company's authorized capital increase according to the Statute and current Russian Law;

- on issues of split and consolidation of the Company's shares;

- on issues of placed securities acquision where a decision on this issue refers to the Board competency.

10. Prepares recommendations on the proposed Company's reorganization to the Board for further approval by GSM.

11. Prepares proposals to the Board on equity holding in other companies, holding companies, other commercial and non-commercial organizations as well as regards to opening of branches and the Company's representative offices.

12. Prepares materials on significant transactions (from 25 to 50 percent of the Company's assets book value) for their further approval by the Board.

13. Submits proposals on use of the Company's reserves and non-core assets for approval by the Board.

Chapter 4. Structure

4.1. The Strategic Planning Committee consists of at least three members, one of them should be the Board member without fail.

4.2. The chairman of the Committee shall be elected from the Board members for time of duties discharge by the Board at one of the first meetings of the Board.

4.3. The members of the Committee who are not the Board members are appointed by the Board upon recommendations of the Committee chairman.

4.4. Upon decision of the Board, responsibilities of all or a part of the Committee's members can be terminated before the appointed time.

4.5. Candidates to the Strategic Planning Committee should have a fair reputation, higher education, experience in corporate governance, jurisprudence, economics.

4.6. The Committee chairman is responsible for the Committee arrangements.

4.7. The Committee chairman shall:

- convene the Committee's meetings and preside at them;
- set a schedule for regular meetings for current year;
- set agenda of the Committee's meetings;
- arrange taking of minutes;
- sign and submit draft documents (programmes, memos, etc.) to the Board on behalf of the Committee;
- maintain communications with executive bodies of the Company and managers of divisions;
- appoint the Committee's secretary.

Chapter 5. Procedure of convocation and holding of the Committee meetings

5.1. The first meeting of the Committee shall be held not later than 30 days after first meeting of the Board, where chairman of the Committee is elected and the Committee members are appointed.

5.2. The Committee meeting is held according to annual plan established by the chairman.

5.3. The chairman makes decision on convocation of regular meeting, date, time and place, agenda, list of individuals invited to attend the meeting.

5.4. The Committee meeting is considered as eligible authorized (there is a quorum) in case of not less than a half members of the Committee attended the meeting. Issue of quorum is determined by the chairman at time of the meeting opening.

5.5. The Committee meetings can take place as a joint attendance of the Committee members or as an absentee ballot.

5.6. To make a decision on agenda each member of the Committee has one vote. Transfer of votes by a member of the Committee to other individuals as well as to another member of the Committee is not allowed.

5.7. A decision is taken by the Committee by majority of members' votes.

5.8. The Committee's secretary shall prepare Minutes of the meeting held (as joint attendance of the members or absentee ballot) to be signed by the chairman not later than 3 (three) business days since the meeting.

5.9. Minutes of the Committee meeting state:

- date, time, place of the meeting;
- ***list of members attended the meeting, form of the meeting, list of individuals invited to attend the meeting;***
- agenda;
- decisions made.

5.10. Materials and documents approved by the Committee shall be filed to Minutes.

Chapter 6. Assurance of the Committee's performance

6.1. To ensure performance of the Strategic Planning Committee within the Company's budget (within the Board budget) expenses allocation to the Committee's performance is provided for.

6.2. Proposals on the Committee's budget are made on the first meeting of the Committee and addressed to the Board for further approval.

Chapter 7. Subordination and responsibilities of the Committee's members

7.1. The Strategic Planning Committee shall submit an annual report on its performance to the Board not later than 45 days prior to GSM.

7.2. The members of the Committee bear responsibility under the Federal Law «On joint-stock companies», the Statute and other internal documents of the Company.

Chapter 8. Procedure of approval and changing of the present Provision

8.1. The present Provision as well as all its addenda and changes to it is to be approved by majority of the Board.

8.2. All issues which cannot be resolved by the present Provision are subject to regulation by the NLMK's Statute, the Provision on the Board of Directors and other internal documents of NLMK.

8.3. Where there is a conflict of some chapters of this Provision with the Russian Law and standard acts of the Russian Federation due to some changes in them, these chapters come invalid and the Committee's performance is governed by the current Russian Law before corresponding changes are made to the Provision.

Approved by:

the decision of the Board of Directors

of Novolipetsk Iron & Steel Corporation

February 1, 2005

Minutes № 121

Provision

on

Personnel, Remuneration and Social Policy Committee

Lipetsk

2005

Contents

Chapter 1. General provisions

This Provision on the Personnel, Remuneration and Social Policy Committee (hereinafter referred to as "the Committee") have been drawn in accordance with the existing legislation of the Russian Federation, the Statute, the Corporate Management Code and other internal documents of Novolipetsk Iron & Steel Corporation (hereinafter – the Company).

The Personnel, Remuneration and Social Policy Committee has been set up with the objective of recommendations preparation for the Company's Board of Directors, for it to make decisions on issues within its competence, related to personnel and remuneration to management bodies members as well as social policy.

The Personnel, Remuneration and Social Policy Committee is a consultative body, accountable to the Company's Board of Directors.

Chapter 2. Goals and objectives of the Personnel, Remuneration and Social Policy Committee

The main goal of the Personnel, Remuneration and Social Policy Committee is to work out and submit recommendations to the Company's Board of Directors on framing the priority guidelines related to personnel and remuneration of the management bodies members, the Company's Auditing Committee, social policy, inclusive of issues related to the Company's ethical norms formulation, social liability, environmental safety, policy of mutually beneficial cooperation with state and local authorities.

2.1. The objectives of the Personnel, Remuneration and Social Policy Committee are the following:

1. Consulting the Board of Directors on the Company's strategy making, policy and standards framing, aimed at involvement of highly qualified personnel in the Company management.

2. Provision of actual participation of the Board of Directors members in controlling and ascertainment of their personal awareness of issues related to personnel and remuneration to management bodies members and the Company's Auditing Committee.

3. Cooperation with executive bodies of the Company in matters related to personnel and remuneration to management bodies members and the Company's Auditing Committee.

4. Advisory help to the Board of Directors for working out strategies on the following:

- social programs implementation, provision of privileges and guarantees out of the Company's profits;

- arrangement of favourable conditions for control of funds, attributed to social programs;

- provision of "transparency" and availability of social programs implemented by the Company;

- working out of corporate social programs, which enable the Company's staff and their family members to improve health, go in for sports, use recreational facilities, additional pensions, voluntary medical insurance;

- taking of environmental measures, labour protection and industrial safety measures;

- charity.

5. Preparation and submission of draft decisions on the a/m issues.

6. Control of implementation of decisions taken by the Board of Directors in relation to personnel and remuneration to the management bodies members and the Company's Auditing Committee as well as social policy.

Chapter 3. Competence of the Personnel, Remuneration and Social Policy Committee

For the purpose of objective and independent recommendations preparation for NLMK's Board of Directors, the Personnel, Remuneration and Social Policy Committee is vested with the following authorities:

1. To submit to the Company's Board of Directors the recommendations and proposals on the main Company guidelines in respect to personnel and remuneration to management bodies members and the Company's Auditing Committee, social policy (programs) development of NLMK, financed out of the Company's profits.

2. To conduct preliminary assessment of candidates for the relevant management bodies of the Company and make appropriate recommendations to the Company's Board of Directors.

3. To work out and submit to the Company's Board of Directors the additional criteria for determination of status of a Board of Directors member as an independent director.

4. To make recommendations to the Company's Board of Directors on material terms and conditions of labour contracts concluded with executive bodies' members.

5. To analyze the performance of the management bodies members and the Company's Auditing Committee, including the issue of possible remuneration rate increase and provision of other forms of incentives.

6. To make recommendation to the Company's Board of Directors on the rate of remuneration paid out to the Auditing Committee.

7. To prepare proposals on expediency of repeated appointment of the relevant management bodies members of the Company.

8. To analyze the information submitted by the Company's Board of Directors members on personal data alteration, which they are obliged to disclose in accordance with the existing legislation, NLMK's Statute and the Corporate Conduct Code regarding presence/absence of interest in the Company's transactions, when the Board of Directors takes relevant decisions; appearance / cessation of affiliation towards the Company, occurrence of circumstances impeding efficient discharge of the Board of Directors member obligations, loss of independent status by an independent director.

9. To give an opinion on compliance of the proposed candidates for election to the Board of Directors at the General Shareholders' Meeting to the independent director status.

10. To conduct comparative analysis and inform the Company's Board of Directors of policy and programs of management bodies members remuneration in other companies.

11. To participate in control and checks of the Board of Directors decisions execution within its field of activity.

12. To request and obtain, in accordance with the procedure established in the Company, any information necessary for acting as members of executive bodies, heads of organization departments.

13. To prepare and submit to the Board of Directors the Company's draft internal documents related to personnel and remuneration of the management bodies members and the Company's Auditing Committee, as well as social policy.

14. To control execution of decisions taken by the Board of Directors related to personnel and remuneration of the management bodies members and the Company's Auditing Committee, as well as social policy.

15. To analyze and inform the Company's Board of Directors of the main social policy trends executed by Federal state authorities, local authorities and other companies.

16. To submit to the Board of Directors proposals on the Company participation in non-commercial organizations aimed at social programs implementation.

Chapter 4. Staff of the Personnel, Remuneration and Social Policy Committee

4.1. The Personnel, Remuneration and Social Policy Committee consists of three or more members, one of them is a mandatory Board of Directors member.

4.2. The Chairman of the Personnel, Remuneration and Social Policy Committee is elected out of NLMK's Board of Directors members for the period of discharge of their authorities by the Board of Directors during one of the first meetings of the Company's Board of Directors.

4.3. The Committee members who are not members of the Board of Directors are appointed by the Board of Directors upon presentation of the Committee Chairman.

4.4. Upon decision of the Board of Directors the authorities of all Committee members or some of them can be terminated ahead of time.

4.5. Candidates to the Personnel, Remuneration and Social Policy Committee shall have excellent reputation, higher education, experience in the corporate management, jurisprudence, economy.

4.6. The Committee Chairman is responsible for the Committee activity organization.

4.7. The Committee Chairman:

- convenes the Committee meetings and presides over them;

- develops the plan of regular Committee meetings for the current year;

- makes up the Committee meeting agenda;

- makes provisions for keeping minutes of the Committee meetings;

- signs the draft documents (programs, memorandums, etc.) on behalf of the Committee and submits them to the Company's Board of Directors;

- maintains contact with the Company's executive bodies and heads of organization departments;

- appoints the Committee Secretary.

Chapter 5. The procedure of convening and conduction of the Personnel, Remuneration and Social Policy Committee meetings

5.1. The first meeting of the Committee new staff is conducted within 30 work days from the date of meeting of the Board of Directors new staff, at which the Committee Chairman was elected and the Committee members were appointed.

5.2. The Committee meeting is conducted in accordance with the annual plan developed by the Committee Chairman.

5.3. Decisions upon convening of the regular Committee meeting, date, time and place of its holding, as well as upon the agenda and list of persons invited to participate in the meeting, are taken by the Committee Chairman.

5.4. The Committee meeting is deemed authorized (there is quorum) if at least half of the Committee members have taken part in it. The quorum availability is determined by the Chairman at the meeting opening.

5.5. The Committee meetings can de conducted as joint presence of the Committee members or as absentee voting.

5.6. Each Committee member has one vote to take decisions on the agenda. Voting rights transfer by a Committee member to other persons, including another Committee member, is not allowed.

5.7. The Committee decisions are taken by majority vote of Committee members, participating in the meeting.

5.8. Within 3 (three) work days after the Committee meeting conduction (held as joint presence of members or absentee voting) the Committee Chairman prepares the minutes of the conducted meeting and signs it.

5.9. In the minutes of the Committee meeting the following is indicated:
- date, time and place of the meeting conduction;
- the list of Committee members who have taken part in consideration of the meeting agenda, the form of the meeting conduction, the list of persons who were present at the Committee members;
- agenda;
- decisions taken.

5.10. Materials and documents, approved by the Committee, are enclosed to the minutes.

Chapter 6. Provision of the Personnel, Remuneration and Social Policy Committee activities

6.1. To provide the Personnel, Remuneration and Social Policy Committee activities, the expenses for the Committee activity financing are envisaged in the Company budget (budget of NLMK's Board of Directors).

6.2. The proposals on the Committee budget amount are put forward and submitted to the Board of Director for approval.

Chapter 7. Accountability and liabilities of the Personnel, Remuneration and Social Policy Committee members.

7.1. The Personnel, Remuneration and Social Policy Committee submits to the Company's Board of Directors the annual report on its performance not later than 45 days before the Annual Shareholders' Meeting conduction date.

7.2. The Committee members are held liable in accordance with norms of the Federal Act "On joint-stock companies", Statute and other internal documents of the Company.

Chapter 8. The procedure of approval and amending of this Provision

8.1. This Provision as well as all its addenda and amendments are to be approved by the Company's Board of Directors by majority vote.

8.2. All issues not covered by this Provision are covered by NLMK's Statute, Provision on Board of Directors, other internal documents of NLMK.

8.3. If as a result of changes in legal and statutory acts of the Russian Federation certain chapters of this Provision come into conflict with them, these chapters become invalid, and, till this Provision are amended, the Committee members follow the existing legislation of the Russian legislation.

Approved:

by the Board of Directors

Open Joint-Stock Company

«Novolipetsk Steel»

February 1, 2005

Minutes No. 121

The Provision
on Audit Committee

Lipetsk

2005

Contents

Chapter 1. General provisions

The present Provision on the Audit Committee (hereinafter referred to as "the Committee") has been developed under the current Russian Law, the Statute, the Code of Corporate Governance and other internal documents of OJSC Novolipetsk Steel (hereinafter referred to as "the Company").

The Audit Committee was established to create an effective system of control over financial and economic activity of the Company, to ensure actual participation of the Board in

control over financial and economic activity of the Company and continued supervision and control over disclosure of reliable informaton on the Company, its volume and transparancy.

In its activity the Committee is fully subordinated to the Board and is an advisory body.

Chapter 2. Targets and objectives

The main target of the Audit Committee is development and submission of recommendations on provision of effective participation of the Board in control over financial and economic activity of the Company to the Board and development and submission of

recommendations on annual independent external auditing of the Company's Financial Statements, quality of services rendered by the Company's Auditor and its compliance with requirements to auditor's independency, evaluation by independent appraiser of property in cases stipulated by the Russian Law to the Board.

The objectives of the Audit Committee are as follows:
1. Advisory assistance to the Board to work out strategy on the following issues:

- preparation of recommendations on independent auditing firm: its auditors' qualification, quality of services rendered by the firm and compliance of the firm with requirements to auditor's independency;

- continued supervision over preparation by the Company's executive bodies of Financial Statements, over objectivity of the Financial Statements, their volume and transparency;

- preparation of recommendations on evaluation by independent appraiser of property in cases stipulated by the Russian Law;
- continued supervision over functioning of the Company's internal control systems;
- coordination between executive bodies of the Company and others.

2. Preparation and submission of draft resolutions on the above issues.

3. Control over decisions made by the Board as regards to preparation and audit of the Financial Statements and development of internal control systems.

Chapter 3. Competency

The Audit Committee Комитет according to its responsibilities:

1. Prepared recommendations to the Board on the Company's Auditor candidates to be elected out of recognized independent Auditors with high professtional reputation to be further approved by the Meeting of the Shareholders;

2. Defines main requirements to arrangement and tender of the Company's Auditor in case of tender;

3. Analyzes and discusses together with the Company's Audtiro of significant issues arisen in the course of independent external audit;

4. Gives recommendations on limit of the Company's Auditor's fee, form and volume of its services, inclusive of associated services. Develops policy as regards to preliminary approval of auditing services list rendered by the external Auditor to the Company;

5. Get acquintant with the Auditor's Report before its presentation to the shareholders at the General Meeting of the Shareholders;

6. Considers a list of the most significant amendments to the Company's Financial Statements upon audit results;

7. Analyzes Annual Report before its consideration by the Board and Quarterly Report before its disclosure inclusive of evaluation of its completeness and degree of compliance to information known to the Committee members;

8. Has the right to request and receive any information required for due discharge of its duties from members of executive bodies, managers of divisions according to the procedure established by the Company.

Chapter 4. Structure

4.1. The Audit Committee consists of at least three members, one of them should be the Board member without fail.

4.2. The chairman of the Committee shall be elected from the non-executive Board members for time of duties discharge by the Board at one of the first meetings of the Board.

4.3. The members of the Committee who are not the Board members are appointed by the Board upon recommendations of the Committee chairman.

4.4. Upon decision of the Board, responsibilities of all or a part of the Committee's members can be terminated before the appointed time.

4.5. Candidates to the Audit Committee should have a fair reputation, higher education, qualification and experience in preparation (audit) of Financial Statements, development (analysis) of internal control systems, jurisprudence, economics.

4.6. The Committee chairman is responsible for the Committee arrangements.

4.7. The Committee chairman shall:

- convene the Committee's meetings and preside at them;
- set a schedule for regular meetings for current year;
- set agenda of the Committee's meetings;
- arrange taking of minutes;
- sign and submit draft documents (programmes, memos, etc.) to the Board on behalf of the Committee;
- maintain communications with executive bodies of the Company and managers of divisions;
- appoint the Committee's secretary

Chapter 5. Procedure of convocation and holding of the Committee meetings

5.1. The first meeting of the Committee shall be held not later than 30 working days after first meeting of the Board, where chairman of the Committee is elected and the Committee members are appointed.

5.2. The Committee meeting is held according to annual plan established by the chairman.

5.3. The chairman makes decision on convocation of regular meeting, date, time and place, agenda, list of individuals invited to attend the meeting.

5.4. The Committee meeting is considered as eligible authorized (there is a quorum) in case of not less than a half members of the Committee attended the meeting. Issue of quorum is determined by the chairman at time of the meeting opening.

5.5. The Committee meetings can take place as a joint attendance of the Committee members or as an absentee ballot.

5.6. To make a decision on agenda each member of the Committee has one vote. Transfer of votes by a member of the Committee to other individuals as well as to another member of the Committee is not allowed.

5.7. A decision is taken by the Committee by majority of members' votes.

5.8. The Committee's secretary shall prepare Minutes of the meeting held (as joint attendance of the members or absentee ballot) to be signed by the chairman not later than 3 (three) business days since the meeting.

5.9. Minutes of the Committee meeting state:

- date, time, place of the meeting;

- list of members attended the meeting, form of the meeting, list of individuals invited to attend the meeting;

- agenda;
- decisions made.

5.10. Materials and documents approved by the Committee shall be filed to Minutes.

Chapter 6. Assurance of the Committee's performance

6.1. To ensure performance of the Audit Committee within the Company's budget (within the Board budget) expenses allocation to the Committee's performance is provided for.

6.2. Proposals on the Committee's budget are made on the first meeting of the Committee and addressed to the Board for further approval.

Chapter 7. Subordination and responsibilities of the Committee's members

7.1. The Audit Committee shall submit an annual report on its performance to the Board not later than 45 days prior to GSM.

7.2. The members of the Committee bear responsibility under the Federal Law «On joint-stock companies», the Statute and other internal documents of the Company.

Chapter 8. Procedure of approval and changing of the present Provision

8.1. The present Provision as well as all its addenda and changes to it is to be approved by majority of the Board.

8.2. All issues which cannot be resolved by the present Provision are subject to regulation by the NLMK's Statute, the Provision on the Board of Directors and other internal documents of NLMK.

8.3. Where there is a conflict of some chapters of this Provision with the Russian Law and standard acts of the Russian Federation due to some changes in them, these chapters come invalid and the Committee's performance is governed by the current Russian Law before corresponding changes are made to the Provision.

APPENDIX to clause 7.1. “Annual Financial Statements of the Issuer.”

BALANCE SHEET

		Code
	Form No. 1 under OKUD	0710001
as of **December 31, 2004**	Date (year, month, date)	2004 | 12 | 31
Organization: **NLMK**	under OKPO	5757665
Taxpayer IiD	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47/31
Units: **thousand roubles**	under OKEI	0384
Address: **Lipetsk, pl. Metallurgov, 2**		

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	5 663	4 783
Fixed assets	120	13 733 551	20 733 524
Construction in progress	130	5 592 235	4 808 654
Income-bearing investments into non-monetary items	135	13 993	6 982
Long-term financial investments	140	2 036 103	26 497 049
Deferred tax assets	145	43 733	49 567
Advance payments for non-current assets	149	1 175 235	777 251
Other non-current assets	150	22 469	29 706
TOTAL for Section I	**190**	**22 622 982**	**52 907 516**

II. CURRENT ASSETS			
Inventories	210	9 436 895	13 762 674
inclusive: raw materials and other similar valuables	211	6 085 496	9 435 769
animals in growing and feeding	212	31	781
expenses on work in progress (distribution costs)	213	2 713 672	3 810 675
finished products and goods for reselling	214	334 856	353 690
goods shipped	215	35	167
deferred expenses	216	259 811	144 340
other inventories and expenses	217	42 994	17 252
VAT for valuables acquired	220	1 761 105	2 584 111
Accounts receivable (payments due for over 12 months from the balance date)	230	83 463	86 573
inclusive: buyers and customers	231	52 850	55 223
Accounts receivable (payments due within 12 months from the balance date)	240	9 238 663	12 786 291
inclusive: buyers and customers	241	7 320 220	9 470 682
Short-term financial investments	250	21 810 666	29 389 712
Cash and cash equivalents	260	6 552 565	2 590 278
Other current assets	270	20 722	17 722
TOTAL for Section II	**290**	**48 904 079**	**61 217 361**
BALANCE (sum of line 190 + 290)	**300**	**71 527 061**	**114 124 877**

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders'equity	410	5 987	5 993 227
Additional paid-in capital	420	10 463 984	4 423 266
Reserved capital	430	898	299 661
inclusive: reserve funds established according to the law	431	898	299 661
Retained profits (retained loss)	470	54 666 335	94 653 988
inclusive: retained profits (retained loss) of the last years	471	54 666 335	51 043 429
retained profits (retained loss) of the reporting year	472	X	43 610 559
TOTAL for Section III	**490**	**65 137 204**	**105 370 142**
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	622 112	825 633
Other long-term liabilities	520	93 876	95 628
TOTAL for Section IV	**590**	**715 988**	**921 261**
V. SHORT-TERM LIABILITIES			
Accounts payable	620	5 631 996	7 630 524
inclusive: suppliers and contractors	621	2 064 812	2 334 129
wages and salaries	622	148 349	8 957
arrears to the state budget	623	90 877	94 816
tax debt	624	809 845	1 879 377
other creditors	625	148 011	343 532
advance payments received	627	2 370 102	2 969 713
Settlements in dividends	630	6 393	182 602
Deffered income	640	35 480	20 348
TOTAL for Section V	**690**	**5 673 869**	**7 833 474**
BALANCE (sum of lines 490 + 590 + 690)	**700**	**71 527 061**	**114 124 877**

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets rented	910	1 034 337	454 218
including leasing	911	624 448	-
Inventory items accepted for storage	920	98 695	7 176
Equipment accepted for installation	925	88 187	439 402
Debt of insolvent debtors written off to loss	940	93 072	29 618
Security of liabilities and payments received	950	1 501 760	371 109
Security of liabilities and payments made	960	1 335 267	91 100
Depreciation of housing facilities	970	17 796	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	32	26
Fixed assets in rent	983	28 929	-
Intangible assets received	990	5 566	17 643

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
for the year **2004**	Date (year, month, date)	2004 12 31
Organization: **NLMK**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47/31
Units: **thousand roubles**	under OKEI	384

Index		**For the reported period**	**For the similar period of the last year**
Description	**Code**		
1	2	3	4
Revenues and expenses on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	126 180 664	75 026 216
including sales of ferrous metals	011	121 721 093	72 955 744
Sales cost of goods, products, works, and services	020	(60 619 761)	(41 148 432)
including ferrous metals sold	021	(57 973 427)	(39 600 393)
Gross profit	029	65 560 903	33 877 784
Trade expenses	030	(1 270 564)	(1 135 613)
Administrative expenses	040	(1 809 543)	(1 407 591)
Sales income (loss)	050	62 480 796	31 334 580
Other income and expenses			
Interest receivable	060	885 575	700 901
Income on stakes in other enterprises	080	111 885	2 291
Other operating income	090	87 442 581	28 622 537
Other operating expenses	100	(83 234 004)	(28 909 843)
Extra-sales income	120	2 465 230	1 292 853
Extra-sales expenses	130	(4 548 221)	(3 146 042)
Extraordinary income	135	1 000	1 284
Extraordinary expenses	136	(5 889)	(1 204)
Income (loss) before taxation	**140**	**65 598 953**	**29 897 357**
Deferred tax assets	141	5 834	13 623
Deferred tax liabilitites	142	(203 522)	(164 760)
Current profit tax	150	(15 552 194)	(7 177 281)
Net income (loss) of the reporting period	**190**	**49 849 071**	**22 568 939**
FOR REFERENCE Fixed tax liabilities	200	6 133	153 052
Basic income (loss) per share	201	8,32	3,77

DESCRIPTION OF SOME PROFITS AND LOSSES

Name		**For the reporting period**		**For the similar period of the last year**	
description	**Code**	**Profits**	**Loss**	**Profits**	**Loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	19 828	(12 310)	15 962	(14 674)
Profits (loss) of the previous years	220	39 969	(243 622)	21 892	(40 257)
Payment of damages caused by failure					

or undue fulfillment of liabilities	230	175	(1 870)	98	(524)
Exchange differences in currency operations	240	2 351 117	(3 455 736)	1 180 321	(2 452 124)
Allocations to evaluation reserves	250	X	(38 137)	X	(193 351)
Writing-off of acounts receivable and payable in the established order	260	8 223	(5 965)	7 835	(75 875)

CAPITAL FLOW STATEMENT

	Codes
Form No. 3 under OKUD	0710003
Date (year, month, date)	2004 | 12 | 31
under OKPO	5757665
INN	4823006703
under OKVED	
under OKOPF/OKFS	47 / 31
under OKEI	384

for the year **2004**
Organization: **NLMK**
ID of taxpayer
Activity:
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**
Units: **thousand roubles**

I. Capital flow

Index description	code	Index capital	Additional paid-in capital	Reserve funds	Retained profits	Total
1	2	3	4	5	6	7
Balance as of December 31, 2002	**10**	**5 987**	**10 589 911**	**898**	**34 269 722**	**44 866 518**
Changes in accounting policy	11	X	X	X	(427 241)	(427 241)
Balance as of January 1, 2003	**20**	**5 987**	**10 589 911**	**898**	**33 842 481**	**44 439 277**
Net profit	40	X	X	X	22 568 939	22 568 939
Retirement of fixed assets	45	X	(125 927)	X	125 927	-
Dividends	50	X	X	X	(1 871 012)	(1 871 012)
Balance as of December 31, 2003	**90**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Balance as of January 1, 2004	**100**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Net profit	106	X	X	X	49 849 071	49 849 071
Retirement of fixed assets	107	X	(53 478)	X	53 478	-
Dividends	108	X	X	X	(9 616 133)	(9 616 133)
Allocations to reserve fund	110	X	X	298 763	(298 763)	-
Increase of stockholders' capital by additional offering	121	5 987 240	(5 987 240)	X	X	-
Balance as of December 31, 2004	**140**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**

II. Reserves

Index description	code	Index	Net profit	Net profit	Net profit
1	2	3	4	5	6
Evaluation funds: Reserve for inventories value decrease (name of reserve)					
data of the previous year	181	-	33 963	-	33 963
data of the reporting year	182	33 963	-	(1 916)	32 047
Reserve for financial investments impairment (name of reserve)					
data of the previous year	183	58 169	49 018	(43 471)	63 716
data of the reporting year	184	63 716	858	(32 224)	32 350
Reserve for bad debt (name of reserve)					
data of the previous year	185	116 139	110 370	(53 076)	173 433
data of the reporting year	186	173 433	37 279	(49 904)	160 808

REFERENCES

Index description	code	Balance as of the beginning of the reporting year	Balance as of the end of the reporting period
1	2	3	4
1) Net assets	200	65 172 684	105 390 490
		From budget	From off-budget funds

		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
ordinary expenses - total	210	37 987	29 348	-	-
inclusive: *medical treatment (over tariffs approved by МЭС)*	211	37 761	29 348	-	-
preparedness activity	212	226	-	-	-
capital investments into non-current assets	220	1 250	-	-	-
inclusive: *objects of nature protection*	221	990	-	-	-
medical equipment	222	260	-	-	-

CASH FLOW STATEMENT

		Codes
	Form No. 4 under OKUD	0710004
as of **2004**	Date (year, month, date)	2004 / 12 / 31
Organization: **NLMK**	under OKPO	05757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index description	code	For the reporting year	For the similar period of the previous year
1	2	3	4
Balance of funds at the reporting year beginning	010	**6 315 373**	**1 111 901**
Current activity cash flow			
Funds received, total	100	**214 233 613**	**107 550 066**
inclusive: funds received from buyers, customers	110	132 222 929	79 110 045
funds received from currency sale	115	80 952 333	27 699 682
budget allocations and other purpose financing	120	34 499	25 530
other earnings	130	1 023 852	714 809
Funds directed , total	140	**(183 739 859)**	**(89 691 549)**
payment for goods, works, services, raw materials and other current assets	150	(74 343 274)	(48 553 142)
salaries and wages	160	(4 282 944)	(3 782 868)
payment of dividends, securities interest	170	(8 914 468)	(1 659 531)
payment of taxes	180	(15 096 277)	(8 232 813)
inclusive of Single social tax and other similar contributions	181	(826 869)	(717 524)
for sale of foreign currency	184	(79 395 562)	(26 429 097)
other enumerations	185	(1 707 334)	(1 034 098)
Net funds from current activity	**190**	**30 493 754**	**17 858 517**
Cash flow from investment			
Cash received, total	200	**930 611 346**	**222 906 957**
inclusive: proceeds from fixed assets and other non-current sales	210	28 931	82 362
proceeds from sales of securities and other financial investments	220	929 153 234	220 441 036
dividends received	230	111 885	2 291
interest received	240	854 920	106 017
earnings from repayment of loans to other organizations	250	-	2 274 142
other revenues	260	462 376	1 109
Funds directed to - total	270	**(964 544 349)**	**(235 074 802)**
for purchase of fixed assets, income-bearing investments into inventories and intangible assets	290	(6 316 362)	(3 808 175)
for purchase of securities and other financial investments	300	(957 225 361)	(231 250 120)
loans to other organizations	310	(20 000)	-
other	330	(982 626)	(16 507)
Net cash from investments	**340**	**(33 933 003)**	**(12 167 845)**
Cash flow from financial activity			
Cash directed to, total	450	**(285 880)**	**(250 298)**
inclusive of: repayment of financial lease liabilities	470	(285 880)	(250 298)
Net cash from financial activity	**490**	**(285 880)**	**(250 298)**
Net increase (decrease) of cash and its equivalents	**500**	**(3 725 129)**	**5 440 374**
Cash balance as of the end of the reporting period	**600**	**2 590 244**	**6 552 275**

FOR REFERENCE: Amount of forex fluctuation to rouble	700	(236 902)	X

APPENDIX TO BALANCE SHEET

		Codes
	Form No. 5 under OKUD	0710005
as of **2004**	Date (year, month, date)	2004 | 12 | 31
Organization: **NLMK**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

1. INTANGIBLE ASSETS

Index		As of the beginning of the reporting year	Received	Retired	As of the end of the reporting year
name	code				
1	2	3	4	5	6
Objects of intellectual property (exlusive rights for results of intellectual property)	**010**	**18 162**	**1 564**	**(447)**	**19 279**
inclusive of: from patent holder for invention, production prototype, utility model	011	3 252	1 539	(67)	4 724
from patent holder for computer software, databases	012	14 753	-	(380)	14 373
from owner of trade marks and service marks, name of goods origin	014	118	25	-	143
from right owner for science, literature, art pieces	016	39	-	-	39
Others	**040**	**331**	-	**(22)**	**309**

Index		As of the beginning of the reporting year	As of the end of the reporting year
name	code		
1	2	3	4
Depreciation of intangible assets – total	**050**	**12 830**	**14 805**
inclusive of: exclusive rights for inventions, industrial prototypes, utility models	051	662	1 006
exclusive rights for computer software, databases	052	11 827	13 447
exclusive rights for trade marks and service marks	053	17	34
exclusive rights for science, literature, art pieces	054	5	9
other intangible assets	055	319	309

II. FIXED ASSETS

Index		As of beginning of the reporting year	Received	Retired	As of end of the reporting year
name	code				
1	2	3	4	5	6
Buildings	060	8 936 340	834 435	(63 853)	9 706 922
Structures and transfer mechanisms	061	6 190 003	507 293	(61 246)	6 636 050

Machinery and equipment	062	13 113 605	5 934 443	(370 673)	18 677 375
Vehicles	063	766 688	1 211 593	(24 756)	1 953 525
Industrial and household equipment	064	71 914	77 500	(49 032)	100 382
Plough cattle	065	97	-	(26)	71
Perennial planting	067	182	-	-	182
Other fixed assets	068	38 166	24 906	(622)	62 450
Land lots and objects of nature	070	1 044 780	-	(89)	1 044 691
Total	**100**	**30 161 775**	**8 590 170**	**(570 297)**	**38 181 648**

Index		**As of beginning of the reporting year**	**As of the end of the reporting year**
name	**code**		
1	2	3	4
Depreciation of fixed assets – total	140	**16 428 224**	**17 448 124**
inclusive of: buildings and structures	141	8 608 241	8 785 374
machinery, equipment, vehicles	142	7 773 303	8 602 895
others	143	46 680	59 855
Fixed assets handed over to rent - total	150	159 387	141 236
inclusive of: buildings	151	73 377	56 922
structures	152	11 087	16 069
machinery, equipment, vehicles	153	71 773	66 796
industrial and household tools, other fixed assets	154	3 150	1 449
Fixed assets conserved	**155**	**611 681**	**464 435**
Fixed assets received rented – total	**160**	**1 034 328**	**454 188**
inclusive of: buildings and structures	161	4 914	7 062
machinery and equipment	162	221 118	1 185
vehicles	163	808 296	445 941
Real estate being operated and undergoing state registration	**165**	**231 124**	**826 119**
FOR REFERENCE	code	As of the beginning of the reporting years	As of the end of the reporting year
	2	3	4
Change of fixed assets value due to fitting-out, after equipment, refurbishment, partial liquidation	180	4 574 157	5 945 367

III. INCOME-BEARING INVESTMENTS INTO NON-MONETARY ITEMS

Index		**As of the beginning of the reporting year**	**Received**	**Retired**	**As of the end of the reporting year**
name	**code**				
1	2	3	4	5	6
Real estate for leasing	200	47 069	-	-	47 069
Total	**250**	**47 069**	-	-	**47 069**

	code	As of the beginning of the reporting year	As of the end of the reporing year
1	2	3	4
Depreciation of income-bearing investments into non-monetary items	260	33 076	40 087

IV. EXPENSES ON RESEARCH ENGINEERING, DEVELOPMENT AND OPERATING WORKS

Type of work		As of the beginning of the reporting year	Received	Paid	As of the end of the reporting year
name	code				
1	2	3	4	5	6
Total	**310**	**7 323**	**14 389**	**(6 257)**	**15 455**
inclusive of: research engineering	311	7 323	14 389	(6 257)	15 455

	code	As of beginnning of the reporting year	As of the end of the reporting year
FOR REFERENCE.	2	3	4
Expenses on incomplete research engineering, development and operating works	320	14 946	14 051
	code	For the reporting year	For similar period of the previous year
	2	3	4
Expenses on negative research engineering, development and operating works attributed to extraordinary expenses	330	1 051	1 891

V. FINANCIAL INVESTMENTS

Index		Long-term		Short-term	
name	code	as of the beginning of the reporting year	as of the end of the reporting year	as of the beginning of the reporting year	as of the end of the reporting year
1	2	3	4	5	6
Investments into authorized capital of other organizations - **total**	510	918 048	25 530 456	-	-
inclusive of that of subsidiaries and affiliated companies	511	565 123	25 184 360	-	-
State and municipal securities	515	29 993	29 993	283 667	-
Securities of other organizations **total**	520	616 789	472 621	5 007 878	554 658
inclusive of debtor's securities (bonds, notes)	521	4	24 964	99 501	8 461
Loans granted	525	29 455	47 749	-	-
Deposits	530	441 818	416 230	16 519 121	28 835 054
Total	**540**	**2 036 103**	**26 497 049**	**21 810 666**	**29 389 712**
Out of total financial investments with current market value:					
State and municipal securities	555	-	-	283 647	-
Securities of other organizations, total	560	-	-	4 662 046	-
Total	**570**	**-**	**-**	**4 945 693**	**-**
FOR REFERENCE. Change of value of financial investments with current market value due to evaluation adjustment	580	-	-	+ 190 338	-

VI. ACCOUNTS RECEIVABLE AND PAYABLE

Index		Balance as of the beginning of the reporting year	Balance as of the end of the reporting year
name	code		
1	2	3	4
Accounts receivable:			
short-term – total	**600**	**9 238 663**	**12 786 291**
inclusive: trade receivable	601	7 320 220	9 470 682
advance payments made	604	483 622	756 230
others	609	1 434 821	2 559 379
long-term – total	**610**	**83 463**	**86 573**
inclusive: trade receivable	611	52 850	55 223
advance payments made	614	-	9 207
others	619	30 613	22 143
Total	620	9 322 126	12 872 864
Accounts payable:			
short-term - total	**650**	**5 631 996**	**7 630 524**
inclusive of: trade payable	651	2 064 812	2 334 129
payments under arrears of wages	652	148 349	8 957
payments under arrears to state off-budget funds	653	90 877	94 816
payments of taxes and duties	654	809 845	1 879 377
advence payments received	658	2 370 102	2 969 713
others	659	148 011	343 532
long-term – total	**660**	**93 876**	**95 628**
Total	**670**	**5 725 872**	**7 726 152**

VII. CUSTOMARY EXPENSES (by cost components)

Index		For the reporting year	For the previous year
name	code		
1	2	3	4
Materials cost – **total**	710	56 096 906	36 432 321
inclusive of: raw materials and materials	711	31 670 448	20 377 158
fuel, energy	712	22 397 690	14 896 959
industrial work and services made by third parties	713	1 640 243	1 123 686
Expenses on wages	720	4 385 707	3 816 940
Social allocations	730	1 385 396	1 247 234
Depreciation	740	1 264 483	944 401
Other expenses – **total**	750	1 510 844	2 074 993
inclusive of: rent payments	751	245 928	186 416
taxes included into costs of products	752	516 458	207 524
obligatory insurance payments	753	73 278	77 417
Total by costs components	**760**	**64 643 336**	**44 515 889**
Written-off to non-industrial accounts from total expenses	761	86 271	39 707

Balance change (increase [+], decrease [-]): production in progress	765	+ 1 095 898	+ 456 596
deferred expenses	766	- 138 157	+ 126 835

VIII. SECURITY

Index		Balance as of the beginning of the reporting year	Balance as of the end of the reporting year
name	code		
1	2	3	4
Received - total	**800**	**1 501 760**	**371 109**
inclusive of: bank guarantees	810	1 474 253	350 225
mortgaged property	820	27 507	20 884
of it : fixed assets	821	2 151	2 151
inventories	823	25 356	18 733
Paid – total	**850**	**1 335 267**	**91 100**
inclusive of: guarantees and pawns	860	1 244 297	-
property for mortgage	870	90 770	91 100
of it: securities and other financial investments	872	90 000	90 000
inventories	873	770	1 100
others	880	200	-

IX. NATIONAL ASSISTANCE

Index		Reporting period	For similar period of the previous year
name	code		
1	2	3	4
Budget funds received in the reporting year – total	**910**	**39 237**	**29 348**
inclusive of: those to cover expenses on medical treatment in excess of those approved tariffs by МЭС	911	37 761	29 348
for preparedeness activity	912	226	-
for nature object protection	913	990	-
for medical equipment	914	260	-

NOTES TO FINANCIAL STATEMENTS

for 2004

1. MAIN INFORMATION

1. 1 BACKGROUND

Open Joint-stock company "Novolipetsk Steel" (hereinafter referred to as "the Company") is an integrated steel-making company specializing in production of flats of a wide variety.

Originally the Company was established in 1934 as a state owned enterprise and was privatized on January 28, 1993. On August 12, 1998 the Company's name was reregistered as an open joint-stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.
The Company was registered with Uniform State Register of Legal persons on 09.07.2002 under Registration number 1024800823123.

Legal address: 2, pl. Metallurgov Lipetsk 398040 RF.

Branches and representative offices:

- Far East Branch "NLMK-DV" in the city of Vladivostok;
- Representative office NLMK in the city of Moscow;
- Representative office NLMK in the city of Novokuznetsk.

General Shareholders' Meeting is a Supreme Executive Body of the Company.

The Board of Directors performs general management of the Company exclusive of issues fallen to solely competency of the General Shareholders' Meeting.

Board of Directors as of December 31, 2004:

Vladimir S. Lisin

Vladimir N. Skorokhodov

Oleg V. Bagrin

Nikolay A. Gagarin

Dmitry A. Gindin

Oleg V. Kiselev

Mikhail M. Sagalov

Vyacheslav P. Feodorov

Igor P. Feodorov

The General Director and Management are executive bodies that have responsibility for operational management of the Group on the basis of the Statute and Provision on the Company's Management.

Management as of December 31, 2004:

Vladimir P. Nastich
Chairman of Management, Director General

Galina A. Aglyamova
Management member, Director for Economics and Finance

Igor N. Anisimov
Management member, Purchasing Director

Pavel V. Gorodilov
Management member, Sales Director

Anatoly N. Koryshev
Management member, Director of Repair Complex

Alexander I. Kravchenko
Management member, Director for Legal Issues

Valery A. Mamyshev
Management member, Production Director

Sergey P. Melnik
Management member, Director on Personnel and Common Issues

Sergey A. Rakitin

Management member, Technical Director

Vladislav A. Smirnov
Management member, Deputy Director General on Energy

Valery F. Sukhanov
Management member, Deputy Director General on Analysis, Forcasting and Eonomic Coordination

Alexander A. Sokolov
Management member, Auditing Director, Chief Accountant

Vladimir A. Tretyakov
Management member, IT Director

Sergey V. Chelyadin
Management member, Director for Property and Securities

Pavel P. Chernov
Management member, Director for Technologies and Quality

The Audit Committee supervises the financial and economic activity of the Company on the basis of the Statute. Members of the Audit Committee are elected for one year by General Shareholders' Meeting.

The Audit Committee as of 31.12.2004:

Valery S. Kulikov

Natalia V. Kurasevich

Igor A. Matsak

Olga N. Savushkina

Galina I. Shipilova

Core businesses of the Company are:

- production and sales of steel products;
- manufacture and sales of civil engineering products (equipment, tools, machinery and spare parts);
- industrial, residential and utility construction, rendering of construction and social services;
- domestic and export sales;
- generation, transmission, distribution of electrical, thermal energy;
- manufacture, erection, commissioning and repair of energy objects, electrical equipment and energy plants of customers;
- international passenger operations and freight services by motor vehicles;
- recycling, storage, transportation, placement, landfilling, disposal of industrial and other wastes (materials, substances);
- activity related to environmental work (services);

others.

The Company has all licenses for all types of licensed activities.

Information on Register Holder and Auditor:

Register Holder of the Company is OOO «R-Stinol»; license No. 10-000-1-00-292, issued on 30.12.2003 with validity till 30.12.2006. Registration of inscribed stock holders has been maintaining since March 4, 2004.

The Company's Auditor is ZAO AF FinEscort; license E 00004, issued on 10.04.2002 with validity till 10.04.2007.

1. 2 GROUP STRUCTURE

The Group consists of NLMK as parental company, its subsidiaries, associates, and affiliated companies, as well as a company which indirectly controls the Company.

The Company did not prepare the consolidated financial statements according to Methodological recommendations "On preparation of consolidated financial statements", approved by Order of RF Ministry of Finance No. 112 dd. 30.12.1996.

The Company prepares financial statements under US Generally Accepted Accounting Principles (US GAAP).

Description	Place of registration	NLMK's equity holding, %[1]	
		31.12.2003	31.12.2004
Subsidiaries			
OOO "Lipetsk Insurance Company "Chance"	Lipetsk	100	100
OOO "Stal"	Yaroslavl region	100	100
NLMK subsidiary "Novolipetsk Steel-maker" Guesthouse	Ukraine	100	100
OOO "Novolipetskoe"	Lipetsk region	100	100
OOO "Karamyshevskoe"	Lipetsk region	100	100
OOO «Trading House NLMK »	Moscow	-	100
OOO "Larmet"	Moscow	99,98	99,98
OOO "Vimet"	Lipetsk	99,97	99,97
OAO «Stoilensky GOK»	Stary Oskol	0,54	96,98
OAO "Dolomit"	Lipetsk region	74,84	92,74
OAO "Studenovskaya joint-stock mining company "	Lipetsk	54,67	88,62
OOO «Independent Transport Company»	Lipetsk	10,00	70,00
OOO «Vtormetsnab NLMK»	Lipetsk	-	70,00
OAO «Tuapse Sea Trading Port»	Tuapse	-	69,41
OAO «Northern Oil-and-gas Company»	Moscow	-	62,00
OOO «Lipetsk City Energy Company»	Lipetsk	-	51,00
OAO "Lipetskcombank of Social Development and Construction "	Lipetsk	50,07	50,07
Subsidiaries' subsidiaries			
OOO "AutoKIM-2001"	Moscow	-	-
OOO "IK "LKB-Finance "	Lipetsk	-	-

[1] A share of voting shares coincides with NLMK's share in the charter capital with exclusion of equity holding in OAO "Lipetskcombak of Social Development and Construction" , where a share of voting shares belonging to NLMK accounts for 50,14%.

OOO "Novolipetsk Insurance Company "	Lipetsk	-	-
OOO "Insurance Medical Company "Argo-Chance"	Lipetsk	-	-
OOO «Karavella»	Tuapse	-	-
OOO «Nafta (T)»	Tuapse	-	-
OAO «Firm Tuapsegrazhdanstroy»	Tuapse	-	-
OAO «Tuapse shipyard»	Tuapse	-	-
Associates			
OAO "Lipetsk Gipromez"	Lipetsk	43,44	43,44
OAO "Combinat KMAruda "	Belgorod region	1,42	32,89
OOO «Neptune»	Lipetsk	-	25,00
A company controlling the Company			
FLETCHER INDUSTRIAL EQUITY FUND LIMITED	Bahamas	-	-

1. 3 RELATIONS INSIDE THE GROUP

Control

Direct	**Indirect**
NLMK has the right to control over 50% of total votes for shares constituting charter capital of that company	Control is performed through subsidiaries by controling over 50% of total votes constituting charter capital of that company

Subsidiaries		Subsidiary's subsidiaries	
Name	**% equity holding as of 31.12.04.**	**Name**	**% equity holding as of 31.12.04.**
NLMK subsidiary "Novolipetsk Steel-maker" Guesthouse	100	*OOO "AutoKIM-2001"*	-
OOO "Karamyshevskoe"	100	OOO " IK "LKB-Finance"	-
OOO Lipetsk Insurance Company "Chance"	100	OOO " Novolipetsk Insurance Company "	-
OOO "Novolipetskoe"	100	OOO Insurance Medical Company "Argo-Chance	-
OOO "Stal"	100	OOO «Karavella»	-
OOO «Trading House NLMK»	100	OOO «Nafta (T)»	-
OOO "Larmet"	99,98	OAO «Firm Tuapsegrazhdanstroy»	-
OOO "Vimet"	99,97	OAO «Tuapse Shipyard»	-
OAO «Stoilensky GOK»	96,98		
OAO "Dolomit"	92,74		
OAO "Stagdoc"	88,62		
OOO «Independent Transport Company»	70,00		
OOO «Vtormetsnab NLMK»	70,00		
OAO «Tuapse Sea Trading Port »	69,41		
OAO «Northern Oil-and gas Company»	62,00		
OOO «Lipetsk City Energy Company»	51,00		
OAO "Lipetskcombank"	50,07		

Significant influence

NLMK has the right to control over 20% of total votes for shares contituting charter capital of that company

Associates

Name	% equity holding as of 31.12.04.
ZAO "Lipetsk Gipromez"	43,44
OAO «Kombinat KMAruda»	32,89
OOO «Neptune»	25,00

Control of other companies over the Company

Direct		Indirect	
A company has the right to control over 50% of total votes for shares constituting charter capital of the Company		Control is performed through shareholders possessing over 50% of total votes for shares constituting charter capital of the Company	
Name	**% equity holding as of 31.12.04.**	**Name**	**% equity holding as of 31.12.04.**
-	-	FLETCHER INDUSTRIAL EQUITY FUND LIMITED	-

1.4 MAIN EVENTS IN THE REPORTING YEAR

- In 2004 the Company increased the charter capital by paid-in capital formed from revaluation of fixed assets. Increase was done by additional placement of common shares among shareholders. Additionally, reserved capital was increased to the size stipulated in the Statute by retained profit of the current year.

- In June 2004 Annual Shareholders' Meeting was held where the Board members, Director General, Audit Committee members, Auditors were elected, NLMK's Dividend policy was approved which defined the strategy of the Company in distribution and use of net profit in order to assure stable dividen payments to shareholders.
  Upon results of 2003 a decision was made to pay out dividends of 3,623 mln. roubles on the basis of 0.6045 rouble per one share.

- The Company consolidated over 96 % shares of OAO «Stoilensky GOK». Total pricing of transactions on this holding of shares acquisition accounted for 18,896 mln. roubles.

- The Company acquired controlling interest of OAO «Tuapse Sea Trading Port» by redemption of shares from some foreign investors. Total price of acquisition accounted for 5,491 mln. roubles.

- Leasing property for total 1,274 mln. roubles was redeemed ahead of the schedule..

- In November 2004 the Federal Service on Financial Markets registered NLMK's Prospectus of Offering.

- In December an Extraordinary General Shareholders' Meeting was held, where the Code of Corporate Governance and the Provisions on emoluments and compensations to the Audit Committee members as well as new edition of the Statute, Rules of the General Meeting of Shareholders, the Provisions on the Board, Management and emoluments to the Board members. Approved documents will allow implementation of effective and transparent mechanisms of shareholders' rights and interests enforcement.

  A decision was made to pay out dividends upon results of 9 months of 2004 of 5,993 mln. roubles on the basis of 1 rouble per one share.

1. 5 MAIN PERFORMANCE INDICES

Description	Units of measure ment	2000	2001	2002	2003	2004
Hot metal production	thousand tons	7 699	7 463	8 047	8 623	8 994
Steel production	thousand tons	8 221	7 912	8 553	8 854	9 123
Finished rolled stock production	thousand tons	7 524	7 334	8 006	8 233	8 576
Flats production	thousand tons	4 687	4 634	4 764	4 895	4 813
Prepainted steel production	thousand tons	376	371	550	543	528
Sales proceeds	thousand roubles	38 619 112	37 220 599	53 296 838	75 026 216	126 180 664
Expenses on common activity	thousand roubles	24 733 643	28 947 334	34 268 248	43 691 636	63 699 868
Share of expenses on common activity in revenue	%	64,04	77,77	64,30	58,24	50,48
Sales revenue	thousand roubles	13 885 469	827 3265	19 028 590	31 334 580	62 480 796
Net profit	thousand roubles	10 487 336	6 030 866	15 097 577	22 568 939	49 849 071
Net assets	thousand roubles	24 053 358	29 773 467	44 873 649	65 172 684	105 390 490
Labour productivity	thousand roubles / man	828	760	1 151	1 831	3 199
Average personnel, inclusive of	man	46 615	49 001	46 289	40 981	39 433
industrial personnel	man	38 925	41 740	40 402	37 497	36 150


PROFITABILITY INDEX
100
90
80
70
60
50
40
30
20
10
0
%
2000
2001
2002
2003
2004
assets
equity
sales
core business


Liquidity index
9
8
7
6
5
4
3
2
1
0
standard
2000
2001
2002
2003
2004
current
quick
absolute

Factors	Formula	2000	2001*	2002	2003	2004
Equity payback period	Equity / Net profit	1,84	4,48	2,47	2,43	1,71
Equity concentration	Equity / Total resources	0,81	0,84	0,91	0,91	0,92
Capital productivity	Sales revenue / Fixed assets value	4,18	3,99	4,97	6,02	7,33
Fixed assets amortization	Fixed assets amortization / Initial value of fixed assets	0,62	0,61	0,58	0,55	0,46
Renewal of fixed assets	Fixed assets received during the period / Initial value of fixed assets as of the end of the period	0,03	0,08	0,10	0,11	0,22

Retirement of fixed assets	Fixed assets retired during the period / Initial value of fixed assets as of the beginning of the period	0,06	0,03	0,03	0,02	0,02

**Decrease in efficiency indices of the Company in 2001 was caused by low prices for metal products in external markets and simultaneous growth of costs due to increase of prices for purchased raw materials and energy.*

1. 6 RISKS

The Company recognizes the presence of risks in the course of economic and financial activity, evaluates and works out mechanisms of their management. The purpose of risk management is to mitigate negative influence of external factors on financial performance.

Industrial and property risks

Industrial risks are defined as the danger of a reduction in income and damage to the company or third parties as a result of a disruption of the normal production process. Every year the Company adjusts and improves the technologies used to increase the reliability of production facilities. This allows the Company to reduce the output of low-quality products, the expenditure of material resources and to increase production efficiency. The number of industrial accidents is reduced through timely maintenance and overhaul of equipment.. In order to ensure the continuity of the production process, a reasonable amount of inventory and auxiliary materials are maintained at each stage of production in case of accidents upstream.

Property risks are defined as the likelihood of the loss or damage of part of the Company's property and lost profits during production and financial operations. A number of preventive maintenance procedures are performed in order to preclude the damage and destruction of property, including the training of personnel, provision of occupational safety and fire fighting equipment and installation of alarm systems and devices.

Environmental risks

Environmental risks are defined as the likelihood of the appearance of civil liability for environmental damage which may occur during the construction or operation of production facilities. Constant monitoring of the chemical composition of emissions and discharge of effluents, reduction of environmetnal impact through the introduction and use of new environmetnally friendly technological equipment and withdrawal of obsolete and environmentally hazardous equipment out of operation are performed at NLMK to reduce environmental risks.

Commercial risks

Commercial risks are associated with the possible loss of profits or appearance of losses during the performance of trading operations. The Company monitors both domestic and world markets of metal products in search for new strategic partners and sale channels. This decreases the possible losses from a potential reduction in volumes of product consumption on one particular market. When concluding contracts with new partners, the potential counterparty is always reviewed for reliability and solvency.

Financial risks

The Company exports its products. Settlements with foreign partners are made mainly in US Dollars and Euro. The Company is able to reduce the risk of impairment of assets by placing available funds in deposits and other highly reliable financial instruments. In order to minimize foreign currency risks, deposits are made in both foreign currencies and the Russian rouble.

Liquidity risk is closely related to the receipt of funds under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned in order to identify any possible deficit in financial resources.

2. SIGNIFICANT ASPECTS OF ACCOUNTING POLICY AND BASIS OF FINANCIAL

STATEMENTS PREPARATION

3.

2. 1 BASIS OF PREPARATION

These financial statements were prepared under current legislative requirements of the Russian Federation for accounting and preparation of financial statements on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Financial statements of NLMK were formed on the basis of the following current RF rules for accounting and reporting without departures:

- RF Federal Law "On Accounting " No. 129-ФЗ dd. 21.11.96 (with changes and amends);
- Order of RF Ministry of Finance No. 67н dd. 22.07.03 "On forms of financial statements";
- Order of RF Ministry of Finance No. 34н dd. 29.07.98 "On approval of Provision on accounting and financial statements in the Russian Federation" (with changes and amends);
- Provision on accounting "Accounting policy of a company" (PBU 1/98), approved by Order of RF Ministry of Finance от 09.12.98 № 60н (with changes and amends);
- Provision on accounting "Accounting of agreements (contracts) on capital construction" (PBU 2/94), approved by Order of RF Ministry of Finance No. 167 dd. 20.12.1994;
- Provision on accounting "Accounting of assets and liabitities values of which are expressed in foreign currencies"" (PBU 3/00), approved by Order of RF Ministry of Finance No. 2н dd. 10.01.2000;
- Provision on accounting "Accounting of a company" (PBU 4/99), approved by Order of RF Ministry of Finance No. 43н dd. 06.07.99;
- Provision on accounting "Accounting of inventories" (PBU 5/01), approved by Order of RF Ministry of Finance No. 44н dd. 09.06.01;
- Provision on accounting "Accounting of fixed assets" (PBU 6/01), approved by Order of RF Ministry of Finance No. 26н dd. 30.03.01 (with changes and amends);
- Provision on accounting "Events after reporting date" (PBU 7/98), approved by Order of RF Ministry of Finance No. 56н dd. 25.11.98;
- Provision on accounting "Conditional facts and economic activity" (PBU 8/01), approved by Order of RF Ministry of Finance No. 96н dd. 28.11.01;
- Provision on accounting "Revenues" (PBU 9/99), approved by Order of RF Ministry of Finance No. 32н dd. 06.05.99 (with changes and amends);
- Provision on accounting "Expenses" (PBU 10/99), approved by Order of RF Ministry of Finance No. 33н dd. 06.05.99 (with changes and amends);
- Provision on accounting "Information on affiliated persons" (PBU 11/2000), approved by Order of RF Ministry of Finance No. 5н dd. 13.01.2000 (with changes and amends);
- Provision on accounting "Information on segments" (PBU 12/2000), approved by Order of RF Ministry of Finance No. 11н dd. 27.01.2000;
- Provision on accounting "Accounting of public relief" (PBU 13/2000), approved by Order of RF Ministry of Finance No. 92н dd. 16.10.2000;
- Provision on accounting "Accounting of intangible assets" (PBU 14/2000), approved by Order of RF Ministry of Finance No. 91н dd. 16.10.2000;
- Provision on accounting "Information on discontinued activity" (PBU 16/02), approved by Order of RF Ministry of Finance No. 66н dd. 02.07.02;
- Provision on accounting "Accounting of R&D expenses" (PBU 17/02), approved by Order of RF Ministry of Finance No. 115н dd. 19.11.02;
- Provision on accounting "Accounting of profit tax estimations" (PBU 18/02), approved by Order of RF Ministry of Finance No. 114н dd. 19.11.02;
- Provision on accounting "Accounting of financial investments" (PBU 19/02), approved by Order of RF Ministry of Finance No. 126н dd. 10.12.02;
- Provision on accounting «Information on Joint Ventures» (PBU 20/03), approved by Order of RF Ministry of Finance No. 105н dd. 24.11.03;

- Order of RF Ministry of Finance No. 29н dd. 21.03.2000 "Approval of methodological recommendation on disclosures of profit per a share";
- Order of NLMK No. 842 dd. 31.12.2002 "On approval of accounting policy of NLMK ".

Accounting policy of the Company is a code of accounting methods, i.e. primary observation, value calculation, current grouping and total generalization of economic facts used for accounting arrangement and preparation of these financial statements.

2. 2 INTANGIBLE ASSETS

Evaluation

Intangible assets are reflected in balance sheets upon actual acquisition costs, expenses on manufacture and additional expenses in order to bring assets to a state in which they could be used for purposes, less of depreciation charged.

Depreciation

Depreciation is charged on a straight-line basis over their estimated useful lives. Useful lives of intangible assets are calculated on the basis of intangible assets validity and other restrictions on time of intellectual property use according to the legislative requirments of the Russian Federation or on the basis of expected useful life within which the Company can gain revenues or on the basis of quantity of products of any other natural exponents of works expected as a result of that asset use. Should it be impossible to define useful lives for intangible assets, standard amortization charges are established as for 20 years.

R&D results

According to Provision on accounting "Accounting of R&D" PBU 17/02 data on R&D shall be reflected in balance sheets as investments to off-current assets.

Company's expenses on R&D results of which are used for production or administrative purposes are accounted on account 04 "Intangible assets " apart, reflected in Group financial statements "Other off-current assets" and written-off to expenses on common activity on a straight-line basis within three years starting from the first day of a month following the month in which their actual use starts.

2. 3 FIXED ASSETS

Structure

As soon as assets are put on accounting as fixed assets the Company is governed by PBU 6/01 "Accounting of fixed assets".

Property with value below 10 000 roules per a unit and useful life over 12 months, shall be accounted on account 10 "Materials" and shall be written off to production costs according to its putting into operations. Information on residuals of such property in stock shall be reflected in balance sheet in line "Fixed assets".

Real estate taken into operation and actually used starting for time of documentary proof of filing of documents for real estate registration are accounted within structure of fixed assets.

Evaluation basis

Historical costs of fixed assets acquired by the Company subject to payment are formed upon actual costs and include expenses on construction and acquisition of fixed assets less taxes payable. Historical costs of fixed assets received under agreements which provide for fulfillment of liabilities (payments) by non-monetary funds shall be recognized as a price of valuables handed over or subject to be handed

over on the basis of price upon which the Company usually define value of similar valuables in comparable circumstances. Value of fixed assets received free of charge is accounted as deferred income upon market value with subsequent attribution to financials. Expenses related to completion and additional supply of equipment increase historical costs of fixed assets.

According to Regulations of RF Government the Company annually revaluated its fixed assets from 1992 to 1997. In succeeding years fixed assets were not revaluated.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis from book value and norms for depreciation calculated for estimated useful lives of individual objects. Useful lives for new objects going to be commissioned shall be defined by the Company on its own taking into consideration requirements of Governmental Provisions No. 1 dd. 01.01.2002 «About classification of fixed assets to be included into depreciated groups».

For acquired fixed assets already being in operation depreciation shall be charged on a straight-line basis by book value and supposed their useful lives. Useful lives are defined by deduction of actual operation time documentary proven by previous owner of fixed assets from useful lives for new objects. For fixed asets acquired in 2001 related to groups of fixed assets "Agricultural tractors" and "Agricultural machinery and equipment", depreciation shall be charged on a basis of their value writing off upon full years of useful lives. For objects under preservation for over three months as well as within renewal period over 12 months depreciation is not charged.

Fixed assets	*Estimated useful lives*
Buildings	8-80 years
Facilities	3-20 years
Machinary and equipment	5-13 years
Vehicles	run
Others	4-20 years

Retirement, writing-off and disposal

Objects of fixed assets which retired or disposed shall be written off balance sheet together with accrued depreciation (if any). Any profits or losses of disposal or writing-off shall be reflected in Income Statement. As soon as fixed asset retirement, its amount of additional evaluation shall be carried from paid-in capital to retained profit of the Company maintaining within equity.

2. 4 INVENTORIES

Inventories are reflected in balance sheet on the basis of actual acquisition (production) costs with statement of their average costs in balance sheets. Warehouse value of inventories is different from that accounted on account "Materials" by a deviation value, as well as by a value of total differences, which accounted on account 16 "Deviation in inventory values". Deviation values are written-off on a monthly basis to production of products (works, services) pro rata value of inventories used.

Inventories received with no documents from suppliers shall be enetered as non-invoiced deliveries according to prices in agreements.

In case inventories are released to production or any other retirement they are evaluated upon average value. The calculation of this value includes quantity and value of materials at the beginning of the reporting period and all deliveries for the period.

Overalls independent of its life shall be accounted within current assets.

2. 5 FINANCIAL INVESTMENTS

Financial investments are accounted according to Provision on accounting PBU 19/02 .

Financial investments are accounted upon their historical costs on the basis of actual expenses on their acquisition. Only those financial investments are revaluated as of the reporting period end for which market values are defined in the set order.

In case of financial investments impairement marks for which market value cannot be defined, the Company makes a provision as of December 31 of the reporting year.

Debt securities and loans granted were not evaluated upon their discounted value.

In case of retirement securities (shares, bonds) for which current market value is not defined are evaluated upon their historical costs of the first acquired (FIFO method).

2. 6 REVENUES AND COSTS

Revenues and costs of the Company are classified as income and expenses on common activity, operating, npn-operating and extra.

Income received from chargeable temporary use and possession of assets, rights, arising out of patents for invention, industrial models and other types of intellectual property, from stake in charter capital of other enterprises, interests receivable for lending cash and other income on securities not related to the Company's core activity shall be attributed to operating income.

In case of income groups separation, each accounts for 5 % and more of total income for the reporting period, a corresponding expense group shall be also separated.

Sales proceeds are defined upon transfer date of title for products, goods, results of works, services rendered (free of charge) on the basis of documents presented to buyers (customers).

Production costs of products (works, services) sold domestically or exported are defined by straight-line calculation on the basis of types of products and their actual costs.

Expenses related to products (services, works) sales are recognized in full in costs of products (services, works) sold in the reporting period as expenses on common activity.

Earlier general expenses were included into costs of goods produced and were distributed between costs of goods finished, semi-finished products, construction-in-progress pro rata their voumes. New procedure of their recognition was established by Provision on accounting policy for the purposes of accounting in 2004.

Income and expenses of social subdivisions being on separate balances are recognized as income and expenses on common activity.

Deferred income irrespective of its group are subject to be attributable to corresponding accounts of expenses accounting on the monthly basis by equal shares stipulated by agreements or settlements of he Company within the period to which they attribute.

Expenses on voluntary property and personal insuarance are included into costs of products manufactured (services rendered) within the reporting period in which the payment was effected under the agreement terms and conditions. If payment of lumpsum insuarance fees is provided for by insuarance agreement concluded for not more than one reporting period, expenses are revognized evenly within the agreement validity.

Expenses on repair and maintenance of fixed assets are recongnized as expenses on common activity at time it is completed. The Company creates provisions for decrease of inventories value, financial investments impairment, for doubtful debts and other provisions chargeable according to standard documents of bodies performing regulation of accounting. Evaluation provisions are charged from operating expenses.

A provision on fixed assets repair and a provision on advance payment of holidays to employees are not created.

2. 7 CONDITIONAL EVENTS OF ECONOMIC ACTIVITY AND EVENTS AFTER REPORTING DATE

A conditional event of economic activity means an event of economic activity taken place as of the reporting date in respect of which there is uncertainty as regards consequences of the event or probability of their appearance in the future, i.e. consequences formation depends on whether one or

several uncertain events take place in the future.

An event after the reporting date is identified as such of it made or could make a significant influence on financial performance, cash flows or results of the Company's activity and which took place between the reporting date and the date of financial statements signing for the reporting year.

2. 8 OPERATIONS IN FOREIGN CURRENCY

Opeations in foreign currency were initially reflected in Russian roubles according to exchange rate of the RF Central Bank published on date of the operation. Monetary items (cash and its equivalent, short-term securities), expressed in foreign currency as of the date of the balance are reflected upon the exchange rate published on the date of the reporting period end. Non-monetary items reflected upon their historical costs in foreign currency are accounted upon exchange rate published on the date of the operation. Exchange rate differences arisen from repayment of debt or from reflection of it upon exchange rate different from that upon which it was initially accountedin that period are attributed to profit and losses within other extra-sales income and expenses for the period when they occur. Exchange rate differences are reflected separately from other income and losses inclusive of financial results on operations with foreign currency. For the purpose of accounting stated recalculation into roubles is made upon exchange rate of the RF Central Bank on the date of the operation.

Exchange rate differences are calculated on:

- last day of each month;
- date of operation completion when there is a gap in time between beginning and end of the operation;
- in case of cash flow;
- upon exchange rate changes in case of balance in foreign currency petty-cash..

Exchange rates established by the RF Central Bank since 31.12.2004:

Forreign currency	*Exchange rate (roubles)*
1 USD	27,7487
1 EUR	37,8104
100 JPY	26,7509

2. 9 PRINCIPLES OF FINANCIAL STATEMENTS UPON SEGMENTS

The Company does not prepare consolidated financial statements but it believes it is important to submit information on activity segments to all concerned users of financial statements.

According to analysis of organizational and management structure as well as system of internal reporting of the Company, **information on operating segments** which are identified on the basis of differences between types of products, production and technological processes are taken as source information on segments.

Besides, according to principles of completeness and materiality the Company shows its activity aimed at transfer of its property to assets management as a separate operational segment. Risks different from risks of common activity are inherent to these operation. Financial results upon them are shown within operational income and expenses.

The following information is disclosed on operational segements: revenues, financial results, balance value of assets, depreciation charges for fixed assets and intangible assets and capex.

Information on geographical segments is disclosed by the Company on a secondary basis and only sales revenue is disclosed.

The Company has some assets which are located beyond its core business however they are insignificant and cannot be recognized as material for disclosure in the financial statements as regards to geographical segments separated upon assets location marks.

Nature of NLMK's core business and internal reporting system allow separating geographical segments upon location of sales markets.

These segments were allocated as a reporting segment on the basis of similarity in economic and political conditions in regions, proximity of operations, availability of specific risks relating to sales in particular regions.

2. 10 TAXES

Profit tax

Balance profit and taxable profit are defined according to current legislative requirements of the Russian Federation by use of different methods of assessment and accounting of income and expenses. According to PBU 18/02 "Accounting of profit tax computation" the Company takes into account constant and temporary differences which are generated on the basis of analytical data by comparison of balances on accounts and tax accounts. Comparison is made by groups of similar objects accounted on corresponding accounts.

Value added tax

Moment for determination of tax basis is established upon value date, i.e. the day of payment for goods shipped, services rendered.

Taxes charged for products shipped but not yet paid (services rendered) are accounted within the account payable. As soon as buyers and customers effect payments, taxes are subject to payment to the budget.

Property tax

Objects of fixed assets for which tax benefits are provided are accounted separately.

3. DESCRIPTION AND EXPLANATIONS

3. 1 STRUCTURE OF NLMK BALANCE SHEET for 2004 *thousand roubles*

ASSETS	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
I. Non-current assets						
Intangible assets	110	5 663	0,03	4 783	0	-880
Fixed assets	120	13 733 551	60,71	20 733 524	39,19	6 999 973
Construction-in-progress	130	5 592 235	24,72	4 808 654	9,09	-783 581
Interest-bearing investments to inventories	135	13 993	0,06	6 982	0,01	-7 011
Long-term financial investments	140	2 036 103	9,00	26 497 049	50,09	24 460 946
Deferred tax assets	145	43 733	0,19	49 567	0,09	5 834
Advance payments made for non-current assets	149	1 175 235	5,19	777 251	1,47	-397 984
Other non-current assets	150	22 469	0,10	29 706	0,06	7237
Total for Section I	**190**	**22 622 982**	**31,63**	**52 907 516**	**46,36**	**30 284 534**
II. Current assets						
Inventories	210	9 436 895	19,30	13 762 674	22,48	4 325 779
VAT	220	1 761 105	3,60	2 584 111	4,22	823 006
Accounts receivable (payments due over 12 months from reporting date)	230	83 463	0,17	86 573	0,14	3 110

Accounts receivable (payments due within 12 months from reporting date)	240	9 238 663	18,89	12 786 291	20,89	3 547 628
Short-term financial investments	250	21 810 666	44,60	29 389 712	48,01	7 579 046
Cash and its equivalents	260	6 552 565	13,40	2 590 278	4,24	-3 962 287
Other current assets	270	20 722	0,04	17 722	0,02	-3 000
Total for Section II	**290**	**48 904 079**	**68,37**	**61 217 361**	**53,64**	**12 313 282**
BALANCE	**300**	**71 527 061**	**100**	**114 124 877**	**100**	**42 597 816**

LIABILITIES	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
III. Capital and provisions						
Charter capital	410	5 987	0,01	5 993 227	5,69	5 987 240
Paid-in capital	420	10 463 984	16,06	4 423 266	4,20	-6 040 718
Capital reserves	430	898	0	299 661	0,28	298 763
Retaned profit (uncovered loss)	470	54 666 335	83,93	94 653 988	89,83	39 987 653
Total for Section III	**490**	**65 137 204**	**91,07**	**105 370 142**	**92,33**	**40 232 938**
IV. Long-term liabilities						
Deferred tax liabilities	515	622 112	86,89	825 633	89,62	203 521
Other long-term liabilities	520	93 876	13,11	95 628	10,38	1 752
Total for Section IV	**590**	**715 988**	**1**	**921 261**	**0,81**	**205 273**
V. Short-term liabilities						
Accounts payable	620	5 631 996	99,26	7 630 524	97,41	1 998 528
Debt to participants (founders) for income payment	630	6 393	0,11	182 602	2,33	176 209
Deferred income	640	35 480	0,63	20 348	0,26	-15 132
Total for Section V	**690**	**5 673 869**	**7,93**	**7 833 474**	**6,86**	**2 159 605**
BALANCE	**700**	**71 527 061**	**100**	**114 124 877**	**100**	**42 597 816**

3. 2 INTANGIBLE ASSETS

thousand roubles

Description	2003	2004	Change
1. Historical costs	18 493	19 588	1 095
2. Accrued depreciation	(12 830)	(14 805)	1 975
3. Residual value	5 663	4 783	-880
4. Received	942	1 564	622
5. Retired	784	469	-315
6. Depreciation (for a year)	(3 272)	(2 376)	-896

3. 3 FIXED ASSETS AND CAPEX

3. 3.1 Fixed assets

thousand roubles

Description	2003	2004	Change
1. Historical costs	30 161 775	38 181 648	8 019 873
2. Accrued depreciation	(16 428 224)	(17 448 124)	1 019 900
3. Residual value	13 733 551	20 733 524	6 999 973
4. Received	3 452 796	8 590 170	5 137 374
5. Retired	452 083	570 297	118 214
6. Depreciation (for a year)	(997 764)	(1 306 676)	308 912

Value of fixed assets with depreciated value repaid fully as of 31.12.2004 accounted for 7,606,518 thousand roubles (19,92% of historical value of fixed assets).
Upon results of 2004 the Company's expenses for capital and current repairs accounted for 4,010,716 thousand roubles.

Undepreciated fixed assets

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004	Change
Land lots *	1 044 780	1 044 691	-89
Objects under preservation	611 681	464 435	-147 246
Objects of residential fund	69 131	43 475	-25 656
Low value property	16 151	24 623	8 472
Others	2 587	2 606	19
Total	**1 744 330**	**1 579 830**	**-164 500**

**In 2002 the Company bought back a land lot of 2,756.6 hectare for industrial zone from the state..*

Fixed assets handed over for leasing

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004
Fixed assets handed over for leasing	159 387	141 236
Depreciation charged	(55 102)	(51 841)
Residual value	104 285	89 395

Fixed assets rented

thousand roubles

Description	As of 31.12.2003	As of 31.12.2004
Fixed assets rented	409 880	454 188
Fixed assets being in operation received for leasing	624 448	-
Tools rented	9	30
Total	**1 034 337**	**454 218**

In the reporting year the Company bought back leasing property ahead of schedule for 1,273,814 thousand roubles.

3. 3. 2 Investments to fixed assets

In 2004 the Company continued implementation of the Technical Upgrading Program.
Capital investments by NLMK accounted for:

thousand roubles

Description	2000	2001	2002	2003	2004
Equipment for installation	521 896	1 610 035	1 753 689	2 775 610	3 946 666
Capital investments-in-progress	892 727	1 166 998	2 448 072	1 833 812	4 274 096
Advance payments	596 069	501 124	1 086 617	1 387 455	694 482
Intangible asstes	19 821	5 419	888	1 569	902
Total	**2 030 513**	**3 283 576**	**5 289 266**	**5 998 446**	**8 916 146**

Total amount of objects commissioned within implementation of Capex program of NLMK for 2004 accounted for 8,375,044 thousand roubles. Other inflows of fixed assets, inclusive of property with value below 10,000 roubles per a unit and useful life over 12 months accounted for 215,126 thousand roubles in 2004.

The biggest objects of Capex program commissioned in 2004.

Color-coating line 2 in Cold Rolling Shop 4; reconstruction of reheating furnace 5 in Hot Rolling Shop 3; Hydrogen Station in Gas Shop; Air separation unit of KAAP-30M type in Oxygen shop; HM de-sulf station in BOF shop 2.

3. 4 FINANCIAL INVESTMENTS

The Company has shares in its possession and equity holding in different Russian foreign companies. Shares of these companies do not have regular listings in Russian and foreign stock exchanges and are reflected in financial statements upon acquisition costs taking into account a provision for impairement.

Long-term financial investments *thousand roubles*

Description	Value as of 31.12.2003	Received	Retired	Value as of 31.12.2004	Provision charged for impairment as of 31.12.2004	Balance value as of 31.12.2004
Investments to subsdiaries	614 086	24 501 975	-	25 116 061	30 857	25 085 204
Investments to associates	12 049	99 101	11 994	99 156	-	99 156
Investments to other companies	352 930	22 222	29 051	346 101	5	346 096
Investments to joint ventures	2 699	-	1 212	1 487	1 487	-
Loans granted to companies and due over 12 months	29 455	20 781	2 487	47 749	-	47 749
State debt securities (bonds)	29 993	20 010	-	50 003	-	50 003
Debt securities (certificates of deposit, notes)	616 789	126 469	290 647*	452 611	-	452 611
Other long-term financial investments (deposits)	441 818	11 719	37 307	416 230	-	416 230
Total	**2 099 819**	**24 802 277**	**372 698**	**26 529 398**	**32 349**	**26 497 049**

Short-term financial investments *thousand roubles*

Description	Value as of 31.12.2003	Received	Retired	Value as of 31.12.2004	Provision charged for impairement 31.12.2004
Securities (promissory notes)	-	219 575	211 114	8 461	-
Debt securities (certificates of deposit)	246 331	591 450*	291 583	546 198	-
Deposits	16 519 121	939 710 531	927 394 599	28 835 053	-
Other short-term financial investments (НКД paid, cession)	20	-	20	-	-
Total	**16 765 472****	**940 521 556**	**927 897 316**	**29 389 712**	-

** Amount of adjustment for long-term depositary certificates in case of their transfer to a short-term ones at time of 365 days or less remained before their repayment accounted for 234,969 thousand roubles.*
*** Besides, securities of Russian and foreign issuers for 5,045,194 thousand roubles acquired within asset management agreements are belonged to the Company.(see **Explanation 3.20.2**)*

Non-interest bearing notes of third parties were acquired by the Company for acceleration of settlements with buyers rather than for income deriving.

According to rules of income recognition interests on long-term certificates of deposit with maturity dates in 2005-2011 are not identified by the Company in the financial statements. Interest income as of 31.12.2004 accounts for 144,926 thousand roubles (average interest rate –13,51%).

Interests on long-term currency deposits are charged on monthly basis according to terms and conditions of agreements.

The Company has received the following revenue on deposits:

Description	Amounts, thousand roubles		Average interest rate, %	
	2003	**2004**	**2003**	**2004**
Short-term deposits	35 197	73 390	4,58	6,48
Short-term deposits in foreign currencies	571 670	598 499	4,73	4,12
Long-term certificate of deposits	10 130	34 596	15,20	13,63
Long-term deposits in foreign currencies	5 461	28 009	6,50	6,50

Dividens received

thousand roubles

Description	2003	2004
Dividends	2 291	22 170
Interest-bearing under ОВГВЗ	4 588	2 545
Total	**6 879**	**24 715**

3. 5 INVENTORIES

тыс. руб.

Description	as of 31.12.2003		as of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Raw materials, materials and other similar goods – total:	*6 085 496*	64,48	9 435 769	68,56	3 350 273
of them: raw materials	2 240 592		3 611 056		
fuel	*213 303*		*562 478*		
spare parts	*1 181 075*		1 703 536		
auxiliary materials	1 785 585		2 279 952		
integral supplements	243 440		772 738		
Costs within poduction-in-progress	*2 713 672'*	28,76	*3 810 675*	27,69	*1 097 003*
Finished products and goods for reselling	334 856	3,55	353 690	2,57	18 834

Deferred expenses	*259 811*	2,75	144 340	1,05	-115 471
Others	43 060	0,46	18 200	0,13	-24 860
Total	**9 436 895**	**100**	**13 762 674**	**100**	**4 325 779**

Efficiency of production inventories use

Index	2000	2001	2002	2003	2004
Financial costs, тыс. руб.	20 505 069	22 943 097	26 225 281	35 287 656	54 077 664
Average remains of production inventories, thousand roubles	3 289 737	4 624 672	4 409 391	5 232 333	7 760 632
Turnover ratio (line1/line2)	6,23	4,96	5,95	6,74	6,97
Duration of production inventories, days (365/ line3)	58	73	61	54	52

Against a background of absolute size of production inventories coused by growth of purchasing prices and increase of production yield, an acceleration of their turnover rate is witnessed. The Company monitors overstandard, old inventories and other illiquid funds on a on-going basis. To reflect realistic assessment of inventories in the statements the Company has made a provision for their value depreciation which accounts for as of 31.12.2004:

thousand roubles

Description	Amount
A provision for decrease in inventories value	696
A provision for decrease in contruction-in-progress value	31 351
Total	**32 047**

3. 6 ACCOUNTS RECEIVABLE AND PAYABLE

3. 6. 1 Structure of accounts receivable

thousand roubles

Description	As of 31.12.2003		As of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Buyers and customers	7 373 070	70,24	9 525 905	69 ,79	2 152 835
Advance payments made*	1 658 857	15,80	1 542 688	11,30	-116 169

Other debtors	1 465 434	13,96	2 581 522	18,91	1 116 088
Total accounts receivable	**10 497 361**	**100**	**13 650 115**	**100**	**3 152 754**

**Here and further information takes into account advance payments made for non-current assets.*

The Company has made a **provision for doubtful debts.** As of 31.12.2004 it accounted for 160,808 thousand roubles.

thousand roubles

Description	Amount
Buyers and customers	41 166
Advance payments made	153
Other debtors	119 489
Total	**160 808**

Other debtors

thousand roubles

Type of receivables	As of 31.12.2003			As of 31.12.2004		
	Amount of receivables	Amount of provision	Balance assessment	Amount of receivables	Amount of provision	Balance assessment
Other long-term accounts payable, total inclusive:	**30 613**	**-**	**30 613**	**22 143**	**-**	**22 1**
settlements with personnel for other operations	15 603	-	15 603	22 143	-	22 1
settlements for financial investments	15 010	-	15 010	-	-	
Other short-term accounts receivable, total inclusive of:	**1 574 050**	**139 229**	**1 434 821**	**2 678 868**	**119 489**	**2 559 3**
settlements with the budget and oxtra-budget funds for taxes	1 044 803	-	1 044 803	1 373 848	-	1 373 8
settlements with advance holders	396	-	396	1 573	-	1 5

settlements with personnel for wages, salaries and other operations	5 669	62	5 607	64 713	-	64 7
settlements for claims	166 690	115 681	51 009	173 747	119 066	54 6
settlements for interests charged	196 940	-	196 940	84 582	-	84 5
settlements for assets management agreements	-	-	-	159	-	1
settlements with customs	63 828	-	63 828	450 315	-	450 3
settlements for financial investments	53 029	23 029	30 000	473 930	-	473 9
others	42 695	457	42 238	56 001	423	55 5

List of debtors with the largest debt as of 31.12.2004

thousand roubles

Description	Amount of debt
OOO «TRADING HOUSE NLMK», Moscow	50 796
OAO «TRUBOSTAL», S.-Petersburg	74 714
OOO «UNITED COAL CONCERN», Moscow	81 134
«TRANSRESCH», Germany	83 047
ZAO «ENGELSK PIPE PLANT», Engelsk	86 107
OOO «LIPETSKREGIONGAS», Lipetsk	88 552
«GOSHA - FOM D.O.O.», Yugoslavia	107 760
OOO «NTK», Moscow	214 564
«DANIELI AND K. OFFICINE MECCANICE S.P.», Moscow	226 647
«ALSTOM POWER», Germany	303 003
MINISTRY OF PROPERTY, Yakutsk	450 000
«FINANCIAL CONTROL DIVISION IN LIPETSK REGION / LIPETSK CUSTOMS», Lipesk	460 271
«STINOL AG», Switzerland	474 485
«MURFIELD COMMODITIES COMPANY», UK	1 378 422
«TUSCANY INTERTRADE (UK)», UK	2 854 679
«STEELCO MEDITERRANEAN TRADING LTD», Cyprus	3 889 327
Total	**10 823 508**

In 2004 2,04 % of total accounts receivable was reconciliated by mutual accounts as compared to 2,39 % in 2003.

Accounts receivable upon time of formation


1,18%
1,04%
97,78%
2004
2003
1996-2002

Accounts receivable as of 31.12.2004 upon maturity dates

thousand roubles

Description of accounts receivable	Maturity dates upon agreements: up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 года	over 1 year	Total
Accounts receivable, total inclusive	**2 749 378**	**4 536 824**	**5 234 848**	**694 137**	**325 612**	**109 316**	**13 650 1**
buyers and customers	429 749	3 999 537	5 023 902	1 899	15 595	55 223	9 525 9
advance payments made	240 893	352 225	83 079	540 423	294 118	31 950	1 542 6
other debtors	2 078 736	185 062	127 867	151 815	15 899	22 143	2 581 5
Past-due							195 4

Dynamics of accouts receivable turnover

Index description	Method of calculation	2000	2001	2002	2003	2004
Accounts receivable turnover ratio (in turns per a year)	Sales revenue / Accounts receivable (240 line of form 1) (average)	6,34	5,76	8,22	9,58	11,4
Average period of buyers crediting (days)	360 / Accounts receivable turnover ratio (in turns per a year)	56,78	62,50	43,80	37,58	31,4

3. 6. 2 Structure of accounts payable

thousand roubles

Description	As of 31.12.2003		As of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Suppliers and contractors	2 064 812	36,02	2 334 129	29,52	269 317
Debts to personnel	148 349	2,59	8 957	0,11	-139 392
Debts to the budget and state extra-budget funds	900 722	15,71	1 974 193	24,96	1 073 471
Debts to shareholders *	6 393	0,11	182 602	2,31	176 209
Advance payments received**	2 370 102	41,35	2 969 713	37,55	599 611
Other creditors	241 887	4,22	439 160	5,55	197 273
Total accounts payable	**5 732 265**	**100**	**7 908 754**	**100**	**2 176 489**

*** All procedures established by the Russian Law related to notification of shareholders of the right to dividends are fulfilled by the Company.**

**** Hereinafter advance payments received from buyers and customers are reflected as VAT-free subject to payment to the budget (494,119 thousand roubles as of 31.12.2003 and 594,457 thousand roubles as of 31.12.2004)**

List of creditors to whom the Company has the largest accounts payable as of 31.12.2004

thousand roubles

Name	Amount of debt
ZAO «TD «SEVERSTAL-INVEST», Cherepovets	52 250
«V.I. KOZLOV MINSK ELECTRICAL PLANT», Belorussia	55 727
OOO «MEGA-MMETALL», Moscow	56 199
OOO «TEKHSPETSUNIVERSAL», Moscow	59 964
OOO «TITAN», Moscow	69 850
OOO «RPAS», Moscow	80 248
OOO «LARMET», Moscow	85 664
AKB «TEVRUNVERSALBANK», Tver	90 000
OOO JV «CONTESSA», Moscow	93 949
ZAO Refrigerator Plant «STINOL», Lipetsk	97 233
OAO «IINPROM», Taganrog	134 315
OAO «BELON», Novosibirsk	136 611
ZAO «METALLOCOMPLECT-M», Moscow	140 993
ZAO «SIBUGLEMET», Moscow	143 125
OOO «STAL», Uglich	178 738
«AC ASSOCIATED CONTRACTORS A.C.», Switzerland	191 915
ZAO «STALPROKAT», Moscow	196 974
OOO PKF «DIPOS», Moscow	211 093
OOO «INSAYUR-STAL», Gorno-Altaysk	541 994

OOO «TRADING HOUSE NLMK», Moscow	642 803
Total	**3 259 645**

Accounts payable as of 31.12.04 upon maturity dates

thousand roubles

Description of accounts payable	Maturity date under agreements						
	up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	over 1 year	Total
Accounts payable, total, inclusive:	**4 241 201**	**510 382**	**780 843**	**6 117**	**2 274 583**	**95 628**	**7 908 7**
suppliers and contractors	1 833 769	206 071	80 666	4 280	209 343	-	2 334 1
debts to personnel	8 957	-	-	-	-	-	8 9
debts to shareholders	75 265	-	107 337	-	-	-	182 6
debts to the budget and state extra-budget funds	1 974 193	-	-	-	-	-	1 974 1
advance payments received	298 780	26 542	580 157	1 510	2 062 724	-	2 969 7
other creditors	50 237	277 769	12 683	327	2 516	95 628	439 1
Past-due							217 8

Dynamics of accounts payable turnover

Index description	Calculation method	2000	2001	2002	2003	200
Accounts payable turnover ratio (turnovers per a year)	Sales revenue / Accounts payable (620 line form 1) (average)	9,81	10,42	9,80	9,03	9,
Average period of crediting by suppliers (days)	360 / Accounts payable turnover ratio (turnovers per a year)	36,70	34,55	36,73	39,87	37,4

3. 6. 3 Ratio of accounts receivable to accounts payable (for the purpose of working capital analysis)

thousand roubles

Index description	Balance as of 31.12.2003	Balance as of 31.12.2004
Short-term accounts receivable	9 238 663	12 786 291
Short-term accounts payable	5 638 389	7 813 12
Change (+,-)	+ 3 600 274	+ 4 973 16
Long-term accounts receivable	83 463	86 57

Long-term accounts payable	93 876	95 628
Change (+,-)	-10 413	- 9 055
Ratio of accounts receivable to accounts payable	1,63	1,63

3. 7 CASH AND ITS EQUIVALENTS

thousand rubles

Description	as of 01.01.2004		as of 31.12.2004		Change
	Value	Share, %	Value	Share, %	
Petty-cash	2 025	0,03	578	0,02	-1 447
Settlement accounts	89 723	1,37	1 759 873	67,95	1 670 150
Currency accounts	4 607 007	70,31	296 213	11,43	-4 310 794
L/Cs	1 524 177	23,26	461 783	17,83	-1 062 394
Cash and its equivalents in assets management	328 291	5,01	70 658	2,73	-257 633
Other cash	1 342	0,02	1 173	0,04	-169
Total	**6 552 565**	**100**	**2 590 278**	**100**	**-3 962 287**

Information on cash flows is disclosed in Cash Flows Statements (Form 4).

Data of Cash Flows Statements characterizes changes in financial position of the Company in the context of current, investment and financial activity.

Operations related to income and expenses from common activities stipulated in the Statute are attributed to current activity.

Acquisition and sales of property, intangible assets and other non-current assets by the Company, its own construction, R&D expenses are attributed to investment activity. Besides operations with financial investments: acquisition of long-term and short-term securities and their sales; contributions to charter capitals of other companies; granting of loans are included here.

In Section «Cashflows in financial activity» the Company has reflected payments of financial rent (leasing) according to Order of the RF Ministry of Finance No. 67н dd. July 22, 2003.

All indices of currency cashflows are recalculated under exchange rate of the Central Bank as of December 31, 2004.

Index «Degree of exchange rate impact as related to the Russian rouble» is a difference between incoming cash balance in reporting currency and outcoming balance of the previous year calculated according to exchange rates of the Russian Central Bank as of 31.12.2004 and 31.12.2003 respectively.

3. 8 CAPITAL

thousand roubles.

Description	as of 31.12.2003	as of 31.12.2004
Charter capital	5 987	5 993 227
Reserve capital	898	299 661

Additional capital, total	10 463 984	4 423 266
inclusive of: revaluation of fixed assets	9 692 207	3 651 489
profit allocated to financial of objects put into operation	563 138	563 138
other sources	208 639	208 639
Retained profit, total	54 666 335	94 653 988
inclusive of previous years	31 971 469	51 043 429
reporting year	22 694 866	43 610 559

In 2004 the Company increased its charter capital by additional capital generated by revaluation of fixed assets. Increase was done by additional issue of 5 987 240 000 common stock with par value of 1 rouble, distributed among shareholders. Alongside, the reserve capital was increased by 298 763 thousand roubles from retained profit to the size stipulated in the Statute.

Largest shareholders of NLMK (having over 5% of charter capital) as of December 31, 2004

Name	Share in charter capital, %
SILENER MANAGEMENT LTD	18,98
MEROBEL INVESTMENTS LIMITED	18,70
ULTIMEX TRADING LIMITED	18,15
VEFT ENTERPRISES LIMITED	16,31
CASTELLA INVESTMENTS LIMITED	15,94
Closed JSC «LKB-INVEST»	7,52

Utilization of retained profit

thousand roubles

Directions	In 2003 profits for 2002		In 2004 profits for 2003	
	directed	used	directed	used
Technical upgrading and investment programs	8 188 000	6 037 747	25 773 684	32 756 206
Dividends	1 871 012	1 871 012	3 622 906	3 622 906
Impact of deferred tax liabilities on retained profit	-	427 241	-	-
Total	**10 059 012**	**8 336 000**	**29 396 590**	**36 379 112**

Retained profit of the current year was partially used for dividends payment for 9 months *(see **Explanation 3.9**)* and for reserve capital replenishment.

Structure of retained profit of previous years as of December 31, 2004

thousand roubles.

Index	Amount
Profit directed to investment financing	(6 982 522)
Profit used for investment financing	54 011 246
Profit used for liabilities repayment	4 014 705
Total	**51 043 429**

3.9 DIVIDENDS

Dividends are paid to the shareholders of the Compny out of net profit determined on the basis of the Financial Statements prepared under RF law. Dividend are paid out in cash in declared amount within 90 days from date of the respective decision of the General Shareholders' Meeting.

According to the Dividend policy the General Shareholders' Meeting is eligible to make a decision to pay intermediate dividends in case financial performance of the Company permits their payment without any injury to the current activity and implementation of its further development programs.

In the reporting years th efollowing dividends were declared for common stock taking into account additional issue:

upon results of 2003 - 0,6045 roubles per share;

upon resuls of 9 months of 2004 - 1 rouble per share.

Amount of dividends charged by shareholders types

thousand roubles

Shareholders	upon results of 2002	upon results of 2003	upon results of 9 months of 2004
Legal persons	1 810 677	3 535 411	5 851 549
Natural persons – employees of NLMK	29 684	40 272	64 583
Other natural persons	30 651	47 223	77 095
Total dividends	1 871 012	3 622 906	5 993 227

As of 31.12.2004 99% of dividends were paid upon results of 2002 and 2003 and 97% upon results of 9 months of 2004.

3. 10 OTHER LONG-TERM LIABILITIES

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004
Notes due	90 000	90 000
VAT due upon long-term accounts receivable	3 876	5 628
Total	**93 876**	**95 628**

Interest-free notes issued by the Company were used as security for payment of shares acquisition in an associate.

3. 11 INCOME STATEMENTS

For the purposes of comparability of Income Statements of the Company indices on common activity for 2003 were recalculated according price index of industrial manufacturers for 2004:

thousand roubles

Name of index	For 2004	For 2003	Change

		Upon financial statements	With price index (1,283)	(2-4)
1	2	3	4	5
Sales revenues	126 180 664	75 026 216	96 258 635	29 922 029
Cost of sales	(60 619 761)	(41 148 432)	(52 793 438)	7 826 323
Gross margin	65 560 903	33 877 784	43 465 197	22 095 706
Commercial expenses	(1 270 564)	(1 135 613)	(1 456 991)	-186 427
Administrative expenses	(1 809 543)	(1 407 591)	(1 805 939)	3 604
Sales profit	**62 480 796**	**31 334 580**	**40 202 267**	**22 278 529**

Amount of general expenses in residuals of construction-in-progress, finished products, semi-finished products as of 31.12.2003 accounted for 42 452 thousand roubles.

According to changes in accounting policy from 01.01.2004 cost of goods sold include all general expenses and residuals stated above. If the stated procedures were applied since 01.01.2003, sales profit fro 2003 would have decreased by 42 452 thousand roubles, and profit for 2004 would have increased by the corresonding amount.

3. 12 SALES REVENUES

thousand roubles

Description	For 2003	For 2004	Change
1. Export sales	41 976 408	81 110 441	39 134 033
2. Domestic sales	30 354 859	41 580 730	11 225 871
3. Sales by subdivisions inclusive of:	2 246 140	2 764 534	518 394
NLMK-DV Branch (city of Vladivostok)	1 901 529	2 348 537	447 008
Other subdivisions	344 611	415 997	71 386
4. Sales of in-house materials	132 336	78 655	-53 681
5. Sales of goods bought for reselling	75 263	417 436	342 173
6. Sales though shops of service center	56 954	74 552	17 598
7. Sales of appartments	161 271	143 450	-17 821
8. Sales of leasing services	22 985	10 866	-12 119
Total sales revenues	**75 026 216**	**126 180 664**	**51 154 448**

Structure of sales revenues


2003 год
41,83%
58,17%
экспорт
внутренний рынок


2004 год
34,05%
65,95%
экспорт
внутренний рынок

3. 13 OTHER OPERATING INCOME

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Income from rent	19 866	0,07	27 432	0,03	7 566
From sales of fixed assets	47 832	0,17	14 383	0,02	-33 449
From transfer of fixed assets to charter capital	7 613	0,03	-	-	-7 613
From liquidation of fixed assets	28 035	0,10	99 024	0,11	70 989
From sales of foreign currency	20 752 429	72,50	71 429 749	81,69	50 677 320
From sales of foreign currency to asset management	3 870 702	13,52	1 035 126	1,18	-2 835 576
From sales of securities	1 409 715	4,93	286 835	0,33	-1 122 880
From transactions with securities being in asset management	2 348 073	8,20	14 355 557	16,42	12 007 484
From sales of bought inventories	20 075	0,07	14 741	0,02	-5 334
Others	118 197	0,41	179 734	0,20	61 537
Total	**28 622 537**	**100**	**87 442 581**	**100**	**58 820 044**

3. 14 OTHER OPERATING EXPENSES

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Expenses related to sales of fixed assets	52 306	0,19	16 280	0,02	-36 026
Expenses for giving of fixed assets to rent	11 471	0,04	13 682	0,02	2 211
For free transfer of fixed assets	44 715	0,15	33 154	0,04	-11 561

For transfer of fixed assets to charter capital	4 494	0,02	11 830	0,01	7 336
For liquidation of fixed assets	35 967	0,12	112 919	0,14	76 952
For sales of currency	20 764 137	71,82	71 447 796	85,84	50 683 659
For sales of foreign currency to asset management	3 870 702	13,39	1 035 830	1,24	-2 834 872
For sales of securities	1 338 729	4,63	242 318	0,29	-1 096 411
Expenses for purchasing of foreign currency in asset management	-	-	942	-	942
For transaction with securitins being in asset management	2 161 637	7,48	9 843 250	11,83	7 681 613
For sales of bought inventories	19 543	0,07	14 550	0,02	-4 993
Property tax	318 830	1,10	291 602	0,35	-27 228
Tax for the police maintenance	1 465	-	-	-	-1 465
Others	285 847	0,99	169 851	0,20	-115 996
Total	**28 909 843**	**100**	**83 234 004**	**100**	**54 324 161**

3. 15 NON-OPERATING INCOME

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties	15 962	1,23	19 828	0,80	3 866
Profit of previous years	21 892	1,69	39 969	1,62	18 077
Exchange difference	1 180 321	91,30	2 351 117	95,38	1 170 796
Writing-off past-due accounts payable	7 835	0,61	8 223	0,33	388
Surplus revealed during inventory check	30 741	2,38	11 287	0,46	-19 454
Others	36 102	2,79	34 806	1,41	-1 296
Total	**1 292 853**	**100**	**2 465 230**	**100**	**1 172 377**

3. 16 NON-OPERATING EXPENSES

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties under agreements, law expenses	14 674	0,48	12 310	0,27	-2 364
Loss of previous years	40 257	1,28	243 622	5,36	203 365

Exchange difference	2 452 124	77,94	3 455 736	75,98	1 003 612
Writing-off accounts payable	75 875	2,41	5 965	0,13	-69 910
Expenses for curmecy conversion	9 274	0,29	2 326	0,05	-6 948
Additional payments to the personnel	253 886	8,07	516 586	11,36	262 700
Social expenses	38 010	1,21	27 476	0,60	-10 534
Fees to voluntary pension security of employees	68 262	2,17	75 117	1,65	6 855
Charity expenses	6 209	0,20	7 134	0,16	925
Tax fines	19 960	0,63	10 208	0,22	-9 752
Others	167 511	5,32	191 741	4,22	24 230
Total	**3 146 042**	**100**	**4 548 221**	**100**	**1 402 179**

3. 17 TAXES AND TAX LOAD

Name	2000	2001	2002	2003	2004
Total for taxes paid, thousand rubles	**7 694 135**	**4 237 450**	**5 827 186**	**9 253 148**	**16 608 263**
including: income tax	5 164 118	2 241 131	3 903 963	7 037 286	14 487 045
single social tax	639 644	876 839	1 044 022	1 132 289	1 268 801
property tax	234 081	284 264	183 662	283 133	290 084
land tax	107 941	108 300	56 620	363 913	371 114
other	1 548 351	726 916	638 919	436 527	191 219
Proceeds from sales of goods (works, services)	**38 619 112**	**37 220 599**	**53 296 838**	**75 026 216**	**126 180 664**
Aggregate tax load, %	19,92	11,38	10,93	12,33	13,16

The structure of taxes paid (%)

Name	2000	2001	2002	2003	2004
Income tax	67,12	52,89	66,99	76,05	87,23
Single social tax	8,32	20,69	17,92	12,24	7,64
Property tax	3,04	6,71	3,15	3,06	1,75
Land tax	1,40	2,56	0,98	3,93	2,23
Other	20,12	17,15	10,96	4,72	1,15

Income tax

In accordance with Accounting rule 18/02 "Accounting of expenses under income tax" the Company accounts permanent and temporary differences.

Permanent differences making up fixed tax liabilities are related to the presence of fact or appraisal of profit and losses acknowledgement in the accounting or tax accounting of only one reporting period

and does not affect the formation of taxable profit of other reporting periods.

Temporary differences are determined by profit and losses making up accounting profit in one reporting period and taxable profit in another reporting period. Temporary differences form a defered tax asset and deferred tax liability. Deferred tax asset and deferred tax liability reflect part of income tax by which the tax subject to payment to the budget in the following reporting periods is reduced or increased.

Income ta[calculation in accordance with the reqirements of Rule of accounting 18/02.

thousand rubles

Name	For 2003	For 2004
Income tax under accounting date	7 175 366	15 743 749
Fixed tax liabilities	153 052	6 133
Deferred tax assets	13 623	5 834
Deferred tax liabilities	(164 760)	(203 522)
Income tax upon tax computations	7 177 281	15 552 194

VAT

Being a conventional exporter, the Company sells the major portion of its products at 0% tax rate.

Tax amounts paid to suppliers and contractors for buying goods (works, services) exceed the tax amount computed from the sale of goods. The difference is submitted for reimbursement from the budget.

Since the change in the tax legislation in 1.01.05, 0% tax rate is set for selling products to the Republic of Belarus, which will lead to the increase in tax amounts reimbursed from the budget.

thousand rubles

Name	2000	2001	2002	2003	2004
VAT reimbursed from budget	1 833 240	751 665	1 144 742	1 752 942	2 684 937

Single social tax

The Company computes single social tax under regressive scale pursuant to Tax Code of the RF.

Share of the employees whose taxable base coreesponded to regressive scale, that is income amount exceeded 100 thd. rubles, accounted for 35% in 2003, and for 52% in 2004. Application of tax concessions to Sungle social tax reduced the amount of tax charged for 2004 by 6 046 thousand rubles against 5 253 thousand rubles for 2003.

Since 1.01.05 the rate of single social tax amounts to 26% (35,6 in 2004), regressive tax rates are applicable in case an employee's tax base exceeds 280 thousand rubles (100 thousand rubles in 2004).


Single social tax 2000-2004
mln. Rubles
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
ECH
ФОТ

Name	2000	2001	2002	2003	2004
Tax rate (%)	38,5	37,0	35,6	35,6	35,6
Effective rate of single social tax	38,16	34,89	32,84	30,80	28,35

3. 18 PROFIT PER SHARE

Base profit per share is defined as the ratio of the base profit of the reporting period to the average weighted amount of common shares being in circulation during the reporting period.

Item	For 2003	For 2004
Net (base) profit of the reporting period, thousand rubles	22 568 939	49 849 071
Average weighted amount of common stock deing in circulation, pcs	5 987 240 000*	5 993 227 240
Base profit per share, rubles	3,77	8,32

* Due to additonal common stock issue the data for 2003 are brought to conformity pursuant ro Methodical recommendations.

3. 19 INFORMATION ON AFFILIATED PERSONS

The list of NLMK's affiliated persons as of 31.12.04.

Item No.	Affiliated person	Activity of affiliated person and the ground for being an affiliated person	The date of the ground	Amount of the Company's shares belonging to the affiliated person (pcs.)	Share affiliat person the Compai equit
		Natural persons			
1.	Name :/**Bagrin Oleg Vladimirovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
2.	Name:/**Gagarin Nikolay Alekseevich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
3.	Name:/**Gindin Dmitriy Aronovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
4.	Name:/**Kiselev Oleg Vladimirovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
5.	Name:/**Lisin Vladimir Sergeevich** Residence: Lipetsk, Russia	A member of the Company's Board	25.06.04г.	-	-
6.	Name:/**Sagalov Mihail Mironovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
7.	Name:/**Skorohodov Vladimir Nikolaevich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
8.	Name:/**Fedorov Vyacheslav Petrovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
9.	Name:/**Fedorov Igor Petrovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
10.	Name:/**Aglyamova Galina Alexandrovna** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00
11.	Name:/**Anisimov Igor Nikolaevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	102 010	0,00
12.	Name:/**Gorodilov Pavel Viktorovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	13 013	0,00
13.	Name:/**Koryshev Anatoliy Nikolaevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
14.	Name:/**Kravchenko Alexander Ivanovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0,00
15.	Name:/**Mamyshev Valeriy Andreevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00
16.	Name:/**Melnik Sergey Petrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-

17.	Name:/**Nastich Vladimir Petrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0,00%
		Exercises the authority of the Company's single executive body	25.06.04г.	-	-
18.	Name:/**Rakitin Sergey Alexandrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00%
19.	Name:/**Smirnov Vladislav Anatolievich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
20.	Name:/**Sokolov Alexander Alekseevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00%
21.	Name:/**Suhanov Valeriy Fedorovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0.00%
22.	Name:/**Tretyakov Vladimir Arkadievich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
23.	Name:/**Chelyadin Sergey Valentinovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
24.	Name:/**Chernov Pavel Pavlovich** Residence: Moscow , Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0.00%
		Legal persons			
25.	**FLETCHER INDUSTRIAL EQUITY FUND LIMITED** Location: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas Postal address: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas	Investment activity The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	31.12.04г.	-	-
26.	**Limited liability company "AvtoKIM-2001"** Location: 7, Bagrationovskiy proezd, Moscow, 121087 Postal address: 7, Bagrationovskiy proezd, Moscow, 121087	Organization of carriage of passangers, development of car assembly and repair production The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	24.01.02г.	-	-
27.	**Limited liability company «Investment company "LKB-Finance"** Location: 8, ul. Internatsionalnaya, Lipetsk, 398600 Postal address: 8, ul. Internatsionalnaya, Lipetsk, 398600	Leasing activity, activity on securities market The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	20.11.02г.	-	-

28.	**Limited liability company "Karavella"** Location: 2, Morskoy boulevard, Tuapse, Krasnodar Territory, 352800 Postal address: 2, Morskoy boulevard, Tuapse, Krasnodar Territory, 352800	Provision of hotel and catering services The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
29.	**Limited liability company "Nafta(T)"** Location: 2, ul. Maksima Gorkogo, Tuapse, Krasnodar Territory, 352800 Postal address: 2, ul. Maksima Gorkogo, Tuapse, Krasnodar Territory, 352800	Treatment of ship ballast and industrial storm waters The person belong to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
30.	**Limited liability company "Novolipetskaya insurance company"** Location: 30, ul. Nedelina, Lipetsk, Russia, 398059 Postal address: 30, ul. Nedelina, Lipetsk, Russia, 398059	Compulsory and voluntary medical insurance The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	27.11.00г.	-	-
31.	**Limited liability company " Medical insurance company Argo-Shans"** Location: 7, ul. Sovetskaya, Lipetsk, Russia, 398001 Postal address: 7, ul. Sovetskaya, Lipetsk, Russia, 398001	Compulsory medical insurance The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	25.06.99г.	-	-
32.	**OJSC "Tuapse shipyard"** Location: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800, г. Туапсе, ул. Максима Горького, д.11 Postal address: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800,	Maintanace and repair of ships of various purposes The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-

33.	**OJSC "Firm "Tuapsegrazhdanstroy""** Location: 12, ul. Gagarina, Tuapse, Krasnodar Territory, 352800 Postal address: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800	Industrial and civil construction The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
34.	**Subsidiary company "Rest house "Novolipetskiy Metallurg""** Location: 25, per. Chehova, Morskoe village, Sudak , the Crimean autonomy, the Ukraine, 334886 Postal address: 25, per. Chehova, Morskoe village, Sudak , the Crimean autonomy, the Ukraine, 334886	Provision of social and cultural services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	06.08.96г.	-	-
35.	**Limited liability company "Vimet"** Location: 35a, pr. Mira, Lipetsk, Russia 398005 Postal address: 35a, pr. Mira, Lipetsk, Russia 398005	Wholesale supplies of iron ore for steelmaking The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.02.02г.	-	-
36.	**Limited liability company "Vtormetsnab NLMK"** Location: 2, pl. Metallurgov, Lipetsk, Russia, 398040 Postal address: 2, pl. Metallurgov, Lipetsk, Russia, 398040	Storage, reprocessing and sales of ferrous scrap The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.	-	-
37.	**Limited liability company "Karamyshevskoe"** Location: Karamyshevo village, Gryazi area, Lipetsk region, 399077 Postal address: Karamyshevo village, Gryazi area, Lipetsk region, 399077	Porduction and reprocessing of agricultural products The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	30.12.02г.	-	-
38.	**Limited liability company "Larmet"** Место нахождения: 44/28, ul. Studencheskaya. Moscow, Russia 121165 Postal address: 44/28, ul. Studencheskaya. Moscow, Russia	Purchase of raw materials for industrial process as well as for trade in metal products The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	24.01.02г.	-	-

39.	**Limited liability company "Lipetsk city energy company"** Location: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001 Postal address: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001	Steam and hot water generation, staorage of oil and gas, heat network operation The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	21.05.04г.	-	-
40.	**Limited liability company "Lipetsk insurance company Shans"** Location: 30, ul. Nedelina, Lipetsk, Russia, 398059 Postal address: 30, ul. Nedelina, Lipetsk, Russia, 398059	Insurance activity The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	19.12.97г.	-	-
41.	**Limited liability company "Independent transportation company"** Location: 32A, Leninskiy prospect, Moscow, Russia, 119991 Postal address: 32A, Leninskiy prospect, Moscow, Russia, 119991	Provsion of services on arrangement of cargoes transportation, railway transport services, forwarding services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.	-	-
42.	**Limited liability company "Neptune"** Location: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005 Postal address: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005	Provision of sports and health-improving services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	23.03.04г.	-	-
43.	**Limited liability company "Novolipetskoe"** Location: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052 Postal address: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052	Production and sales of agricultural products, wholesale trade The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	17.07.02г.	-	-
44.	**Limited liability company "Stal"** Location: 1, ul. Lenina, Yaroslavl region, Uglich Postal address: 1, ul. Lenina, Yaroslavl region, Uglich, Russia, 152620	Procurement and sales activity, trade and purchase activity The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	15.07.98г.	-	-

45.	**Limited liability company "NLMK Trading House"** Location: bldg. B, 1/15, Kotelnicheskaya nab., Moscow,109240 Postal address: bldg. B, 1/15, Kotelnicheskaya nab., Moscow,109240	Trade and intermidiate activity (domestic and foreign trade in non-ferrous and ferrous metals, provision of intermidiate, legal and consulting and representation services) The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	02.07.04г.	-	-
46.	**OJSC "Dolomite"** Location: 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854 Postal address: 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854	Extraction, refinement and sales of furnace dolomite The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	23.07.99г.	-	-
47.	**OJSC "Kombinat KMAruda"** Location: 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510 Postal address: 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510	Extraction, refinement, and sales of iron ore for iron and steel industry The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions (deposits, shares) being the persons charter capital	29.05.00г.	-	-
		The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.		
48.	**OJSC "Lipetsk Giprornez** Location: 1, ul. Kalinina, Lipetsk, Russia, 398600 Postal address: 1, ul. Kalinina, Lipetsk, Russia, 398600	Design and survey activities The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	28.12.95г.	-	-
49.	**OJSC "Severnaya Neftegazovaya Company"** Location: bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082 Postal address: bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082	Extraction, refinement, transportation of oil and gas, mineral ois production The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	16.09.04г.	-	-

50. **OJSC "Stoylensk GOK"** Location: Stary Oskol, Belgorod region, Russia, 309530 Postal address: : Stary Oskol, Belgorod region, Russia, 309530	Digging and benefecation of ferrous metal ores and other minerals The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	05.05.04г.	-	-
51. **OJSC "Studenovskaya mining stock company"** Location: 4, ul. Gaydara, Lipetsk, Russia, 398008 Postal address: 4, ul. Gaydara, Lipetsk, Russia, 398008	Extraction , refinement and sales of fluxing dolomite The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	14.04.00г.		
52. **OJSC "Tuapse trade sea port"** Location: 2, ul. Maxima Gorkogo, Krasnodar Territory, Russia, 352800 Postal address: 2, ul. Morskoy Boulevard, Krasnodar Territory, Russia, 352800	Servicing of ships, handling operations The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	11.06.04г.	-	-
53. **OJSK "Lipetskcombank"** Location: 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600 Postal address: 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600	Provision of banking services to legal and natural persons The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	07.06.00г.	-	-

3. 19. 1 TRANSACTIONS WITH AFFILIATED PERSONS

Sales to affiliated persons and purchase from affiliated persons

The order of fixing prices for goods, works and services provided to NLMK's subsidiaries and associates as well as to other affiliated persons is established by "Provision on the order of fixing prices for metal products and other NLMK's products sold within the RF and the CIS countries" (single market prices for outside companies and subsidiaries).

The order is established taking into account the requirements of article 40 of the RF Tax Code.
Prices for inventories and services aquired from affiliated persons correspond to market ones.

Sales

Because of the fact that the majority of transactions with affiliated persons percentage wise to the result of transactions taken separately is immaterial for appraisal of changes in the Company's financial performance, we consider it appropriate to present information grouped under transaction types without indication of specific affiliated persons.

Sales volume *thousand rubles*

Name	As of 2003	As of 2004
The Company's products	1 086 419	1 124 171
Purchased inventories	350	8 105
Services	30 902	17 655
Total for affiliated persons	**1 117 671**	**1 149 931**
Total for the Company	**75 026 216**	**126 180 664**


Share of sales to affiliated persons in the Company's sales for 2003.
1,49%
98,51%
Sales to affiliated persons
sales to other contractors


Share of salesto affiliated persons in the Company's sales for 2004.
0,91%
99,09%
Sales to affiliated persons
Sales to other contractor:

Purchases

Purchase amount *thousand rubles*

Affiliated person's name	For 2003			For 2004		
	Inventories	Services	Finance lease	Inventories	Services	Finance lease
Limited liability company "Larmet"	1 179 666	-	-	1 653 329	-	-
Limited liability company "NLMK Trading House"	-	-	-	8 533 108	-	-
Limited liability company "Stal"	6 056 577	-	19 638	6 292 982	-	32 256
OJSC "SGOK" Stary Oskol	-	-	-	26	-	-
Limited liability company "NTK"	-	-	-	301 084	-	-
Limited liability company "Novolipetskoe"	12 055	831	-	69	-	-
Limited liability company "Karamyshevskoe"	-	-	-	8 959	-	-
Subsidiary company Resthouse "Novolipetsky metallurg"	-	-	-	-	951	-
Limited liability company "Vimet"	9 144 448	-	-	10 511 099	-	-
OJSC "Dolomit"	111 858	-	-	140 738	-	-
OJSC "STAGDoK"	200 860	47	-	261 211	50	-
Limited liability company "Lipetsk insurance company "Shans""	-	406 699	-	-	100 677	-
Limited liability company "Lipetsk city energy company "	-	-	-	-	6 972	-

CJSC "Lipetsk Gipromez"	43 168	120	-	-	67 321	-
OJSC "Lipetskcombank"	-	-	-	-	5 210	-
Limited liability company "AvtoKIM-2001"	-	-	-	-	690	-
Total	**16 748 632**	**407 697**	**19 638**	**27 702 605**	**181 871**	**32 25(**
Total for affiliated persons		**17 175 967**			**27 916 732**	
Total for the Company		**50 149 399**			**77 493 251**	


Share of purchases from affiliaed persons in the Company's purchases for 2004.
34,25%
65,75%
Purchase from affiliated persons
Purchase from other contractors


Share of purchases from affiliated persons in the Company's purchases for 2004.
36,02%
63,98%
Purchase from affiliated persons
Purchase from other contractors

Other transactions with affiliated persons

In 2001 the Company granted a subordinate loan to OJSC "Lipetskcombank" for the term of 5 years. The rate for loan posession accounts for 8% per annum. Profit gained from the agreemnet beginning amounts to 8 178 thousand rubles including 2 298 thousand rubles in 2004.

In 2003-2004 assets management agreement with OJSC "lipetskcombank" was in force. See ***Explanation 3.20.2*** for details.

Besides, in 2003 agency contract on devidend pay-off was concluded with OJSC "Lipetskcombamk". From the contract beginning 142 281 thousand rubles was transferred to the shareholders including 114 068 thousand rubles in 2004, 537 thousand rubles was returned for pay-off at the Company and 1 051 thousand rubles in 2003 and 2004 respectively. The balance of funds transferred by the Company for dividend pay-off under this contract amounted to 62 536 thousand rubles as of 31.12.2004.

3.19.2 Transactions in progress as of the reporting year end

thousand rubles

Affiliated person's name	Accounts receivable		Accounts payable	
	as of 31.12.2003 *	as of 31.12.2004	as of 31.12.2003 *	as of 31.12.2004
OJSC "Kombinat KMAruda"	2 777	1 290	601	171
OJSC "Vimet"	15 383	9 239	522 679	621
OJSC "Larmet"	1 878	1 705	105 066	85 664
OJSC "NLMK Trading house"	-	50 883	-	642 803
OJSC "SGOK" Stariy Oskol	-	-	-	189
Limited liability company "Lipetsk insurance company "Shans"	10	5	42	-
Limited liability company "Novolipetskoe"	46 727	46 585	5 142	977
Limited liability company "Karamyshevskoe"	38	5	378	359

Limited liability comopany "Stal"	51 513	5 175	201 737	178 738
OJSC "Dolomit"	199	310	-	47
OJSC "Lipetsk Gipromez"	-	-	4 237	9 752
OJSC "STAGDoK"	469	143	94	563
OJSC "Lipetskcombank"	2	86	1 951	1 907
Subsidiary company Resthouse "Novolipetskiy metallurg"	-	-	-	88
Limited liability company "NTK"	-	214 564	-	25 854
OJSC "Lipetsk city energy company"	-	731	-	950
Total for affiliated persons	**118 996**	**330 721**	**841 927**	**948 683**
Total for the Company	**10 497 361**	**13 650 115**	**5 732 265**	**7 908 754**

* *According to affiliated persons list as of 31.12.2004.*


Accounts receivable for 2004
2,42%
97,58%
Affiliated persons' debt
Other debtors' debt

Affiliated persons' liabilities to the Company and the Company's liabilities to affiliated persons in 2003 accounted for 1,35% and 14,69% of the total amount of accounts receivable and accounts payable respectively.

3. 19. 3 Rewarding of NLMK Board and Management members

The amount of rewards to the Board members for proper fulfillment of their duties is established by the "Provision on rewarding of the Board members of NLMK" approved by the Shareholders' Meeting.

Conditions and order of paying-off the rewards to the Management members are determined by the agreement concluded with the Management members in accordance with the Provision on remuneration of Company's Management members approved by the Company's Board upon the presentation of the Committee on personnel and remuneration.

3. 20 STATEMENT ON SEGMENTS

3. 20. 1 Information on activity segments.

The Company's main activity is ferrous metals production. Proceeds from the core activity amount to more than 96.5% of the total sales volume.

Operating segments – pig iron, slabs, hot-rolled stock, cold-rolled stock, galvanized rolled stock and coated rolled stock. The share of other products and services in Company's overall output is insignificant.

Proceeds from sales of operating segments represents income from sales of segments products. Proceeds from other transactions include information on sales of products (works, services) which are not included in reporting segments structure. In view of the fact that transference of products between

reporting segments are not referred to sales but to the consequence of stage-by-stage production technology, information on them is not disclosed.

Finacial performance is the difference between sales proceeds and production cost value of products sold. Because of accounting policy changes information on it for 2003 has been adjusted through increasing it by the amount of administrative expenses which are not included in production cost value at present.

The indice "The Company's aggregate assets" comprises the article "Segment assets book amount" and the article " The Company's retained assets".
The indice "The Company's aggregate retained liabilities" comprises data on the Company's long-term and short-term liabilities.

Information on operating segments for 2003

thousand rubles

Indice	Pig iron	Slabs	Hot-rolled stock	Cold-rolled stock	Galvanized rolled stock and coated rolled stock	Other operations	Total fo the Compan
			1. Information on financial performance				
Financial performance	1 136 004	7 121 484	7 284 683	11 461 234	4 577 579	2 296 800	**33 877 7**
Sales proceeds	3 545 597	18 182 953	15 487 940	23 457 082	8 484 529	5 868 115	**75 026 2**
			2. Information on assets and liabilities				
Segment assets book value	1 058 678	4 591 093	2 504 578	7 075 812		12 598 312	**27 828 4**
Annual depreciation allocations to fixed assets and intangible assets	29 848	206 547	92 687	238 500		433 454	**1 001 0**
Annual capital investments	19 373	415 420	305 962	1 014 936		1 674 359	**3 430 0**
The Company's retained assets				**43 698 588**			
The Company's aggregate assets				**71 527 061**			
The Company's aggregate retained liabilities				**6 389 857**			

Information on oparating segmentd for 2004

thousand rubles

Indice	Pig iron	Slabs	Hot-rolled stock	Cold-rolled stock	Galvanized rolled stock and coated rolled stock	Other operations	Total fo the Compan
			1. Information on the Cpmpany's financial performance				
Financial performance	3 092 802	22 813 597	13 021 184	17 923 934	5 218 986	3 490 400	**65 560 9**
Sales proceeds	7 576 689	41 550 294	24 350 096	34 219 844	10 446 220	8 037 521	**126 180 6**
			2. Information on the Company's assets				
Segment assets book value	1 826 328	5 319 384	3 344 580	10 693 790		17 058 133	**38 242 2**

Annual depreciation allocations to fixed assets and intangible assets	30 455	256 792	165 708	317 138	538 959	**1 309 0**
Annual capital investments	323 111	581 016	106 606	2 633 376	4 574 171	**8 223 2**
The Company's retained assers				**75 882 662**		
The Company's aggregate assets				**114 124 877**		
The Company's aggregate retained liabilities				**8 754 735**		

A significant increase in retained assets amount in 2004 is related to increase in financial investments and accounts.

A large share of retained assets in "Other operations" is accounted for by the fact the Company incorporates over 100 divisions which are not segregated as operating segments because they are not involved in foregn trade or it is insignificant but their products are used domestically. Information about them is tabulated additionally.

Groups	**Assets**		**Depreciation allocations to fixed assets and intangible assets**		**Capital investments**	
	2003	**2004**	**2003**	**2004**	**2003**	**2004**
Management of the Company	1 327 179	1 390 433	8 969	10 229	14 528	3 640
Construction and repair divisions group	1 624 177	1 842 630	51 007	57 722	252 163	173 513
Power plant	2 516 450	3 382 484	110 838	124 893	268 263	787 047
Transport divisions	628 189	1 899 757	105 034	109 579	36 425	908 999
Divisions of minor activities including social and medical spheres	441 890	379 976	18 875	20 632	21 101	47 849
Information technologies and instrumentation and automation	92 465	104 964	19 643	27 662	24 754	30 750
Slag processing, sinter plant, ferroalloys shop	1 164 036	1 376 687	38 268	39 100	53 261	121 662
BOF production	1 838 118	2 873 927	40 443	59 253	484 790	740 939
Group of other production and servicing divisions, warehousing	2 965 808	3 807 275	40 377	89 889	519 074	1 759 772
Total	**12 598 312**	**17 058 133**	**433 454**	**538 959**	**1 674 359**	**4 574 171**

Geografical segments – domestic market, South-East Asia, Turkey and Middle East, the EU countries and North America.

The Company supplies its products to over 50 countries. The segregated segments are geografical segments of sales markets, information on which the Company submits on a secondary basis.

The segments have been identified on the basis of the fact that proceeds from foreign sales amounted to not less than 10% of the total proceeds amount, financial performance of the segment amounted to not less than 10% of the financial performance of all segments.

Information on geografical segments *thousand rubles*

Area	2003		2004	
	Proceeds amount	%	Proceeds amount	%
Domestic market	31 381 843	41,83	42 960 317	34,05
South-East Asis	14 912 524	19,88	16 434 063	13,02
Turkey and Middle East	10 680 382	14,24	17 526 412	13,89
EU countries	13 890 047	18,51	24 904 188	19,74
North America	1 299 612	1,73	19 779 477	15,67
Others	2 861 808	3,81	4 576 207	3,63
Total for the Company	**75 026 216**	**100**	**126 180 664**	**100**

3. 20. 2 Assets management

Within the period from June, 2003 to December, 2004 the agreement of assets management with OJSC Bank of social construction and development "Lipetskcombank" was valid, under which NLMK, being the founder and beneficiary, transferred cash assets for the amount of 170 mln. US dollars to the bank. As of 01.01.2004 the amount od cash funds transferred for assets management accounted for 7% of the balance currency, thus this operating segment has been acknowledhed as a reporting one.

The main aim of assets management was to increase their market value at the expense of medium-term investments to financial markets instruments with minimization of risks to lose the principal investment amount.

Over the validity period of the a/m agreement the Company's financial performance was the following:

thousand rubles

Indice	2003	2004
Profit, total	**2 420 756**	**15 574 265**
including :		
interest on bonds	46 283	77 085
profit from transactions with securities	2 105 282	14 355 557
dividends	-	89 715
others	269 191	1 051 908
Expenses, total	**2 217 579**	**10 954 528**
including:		
expenses on transactions with securities	2 109 184	9 843 250
others	108 395	1 111 278
Profit tax	**6 071**	**1 134 860**
Performance	**197 106**	**3 484 877**

The agreement validity has been terminated. All assets have been returned before signing this agreement and there are no liabilities to the Company under this agreement.

3. 21 PROVISIONAL FACTS OF THE COMPANY'S ECONOMIC ACTIVITY

The Company's management deems it necessary to disclose possible losses arising from events acknowledged to be provisional facts:

thousand rubles

Provisional facts of economic activity	Possible losses
Facilities construction of which has been suspended	216 815
Transfer of ownership for Matyra water storage basin	38 236
Fixed assets not in use	109 077
Cases of deficiency and loss from valuables damage under investigation	17 303
Trials and claims	58 559
Total	**439 990**

Apart from it, the Company has calculated evaluation reserves for financial investments devaluation, for decrease in inventories cost and for doubtful debts (see **Explanation 3.4, 3.5, 3.6** respectively).

NLMK's Director General **V.P. Nastich**

Director of accounting – Chief accountant **A.A. Sokolov**

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS
of Novolipetsk Iron & Steel Corporation

Auditor:
Name:

Closed joint-stock company "Auditing firm "FinEscort".
Address:
legal: bldg. 1, 13/14, ul. Sadovaya Samotechnaya, Moscow 103473;
actual: 2, Dmitrovskoe shosse Moscow 127434;
State registration:
Registered with Moscow Register Chamber on 14.09.94. Certificate No. 042.074. Entered to Uniform State Register of legal persons on 02.08.2002 under main registration number 1027739035576.
License:
The license for auditing No. E000004 was issued by RF Ministry of Finance on April 10, 2002. Validity of the license - 5 years.
A member of:
Non-profit partnership «Institution of Chartered Accountants of Russia ».
Non-profit partnership «National Federation of Consultants and Auditors».
Non-profit partnership «Moscow Auditing Chamber».

Company being audited:
Name:
Novolipetsk Steel (hereinafter referred to as "NLMK")
Address: (Levoberezhny District) 2, pl. Metallurgov Lipetsk 398040..
State registration:
Certificate on state registration with Registrating Chamber of Lipetsk Administration No. 4399-и, series 07 was registered with Uniform state register on 28.01.93:
Entered with Uniform Register of legal persons under No. 1024800823123 on 09.07.2002.

We have audited the accompanying financial statements of NLMK for the period between January 1 and December 31, 2004.
The financial statements of NLMK include:

- Balance sheets;
- Statements of income;
- Appendices to Balance Sheets and Statements of income;
- Notes to the Financial Statements.

NLMK Management bears responsibility for the preparation of the financial statements. Our responsibility is to express an opinion on these financial statements authenticity in all material aspects and on their conformance to the Russian Law requirements based on our audits.
We conducted our audits in accordance with:
1. Federal Law "On auditing";
2. Federal standards on auditing;
3. Auditing standards approved by Committee on Auditing with RF President in a part which is not in conflict with the Federal standards;
4. internal standards, methods and instructions on audit.

An audit was planned and performed to obtain reasonable assurance about whether the financial statements were free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included accessing the accounting principles used, rules for financial statements preparation; and significant estimates made by management, as well as evaluating the overall financial statements presentation.
In our opinion the financial statements of Novolipetsk Iron & Steel Corporation present fairly in all material aspects the financial position as of December 31, 2004 and the results of its operatons for the period between January 1 and December 31, 2004 according to the requirements of the Russian Law in a part of preparation of Financial Statements and accepted accounting policy.

March 31, 2005
A.V. Tikhonovsky
General Director of ZAO AF "FinEscort"
Audit Leader
(qualification certificate No. K 008616,
issued on 19.11.2003 with unlimited validity)

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

	Codes
Form No. 1 under OKUD	0710001
Date (year, month, date)	2005 | 03 | 31
under OKPO	5757665
INN	4823006703
under OKVED	
Under OKOPF/OKFS	47 / 31
under OKEI	0384

As of **March 31, 2005**
Organization: **Novolipetsk Steel**
ID of taxpayer
Activity:
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**
Units: **thousand roubles**

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 511
Fixed assets	120	20 733 524	20 614 554
Construction in progress	130	4 808 654	6 022 617

Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 428 503
Deferred tax assets	145	49 567	58 022
Advace payments granted for non-current assets	149	777 251	1 294 697
Other non-current assets	150	29 706	31 662
TOTAL for Section I	190	52 907 516	54 454 566
II. CURRENT ASSETS			
Inventories	210	13 762 674	14 574 667
inclusive: raw materials and other similar valuables	211	9 435 769	9 525 134
animals in breeding and feeding	212	781	892
expenses on work in progress (distribution costs)	213	3 810 675	4 213 140
finished products and goods for reselling	214	353 690	682 605
goods shipped	215	167	56
deferred expenses	216	144 340	107 055
other inventories and expenses	217	17 252	45 785
VAT for valuables acquired	220	2 584 111	2 334 226
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	74 038
inclusive: buyers and customers	231	55 223	46 019
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	18 283 703
inclusive: buyers and customers	241	9 470 682	14 519 802
Short-term financial investments	250	29 389 712	32 500 572
Cash and cash equivalents	260	2 590 278	2 542 109
Other current assets	270	17 722	17 551
TOTAL for Section II	290	61 217 361	70 326 866
BALANCE (sum of line 190 + 290)	300	114 124 877	124 781 432

LIABILITIES	**Line code**	**At reporting period beginning**	**At reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity (85)	410	5 993 227	5 993 227
Additional paid-in capital (87)	420	4 423 266	4 411 635
Reserved capital (86)	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	105 719 121
inclusive: retained profit (retained loss) of previous years	471	94 653 988	94 653 988
retained profit (retained loss) of the reporting period	472	X	11 065 133
TOTAL for Section III	490	105 370 142	116 423 644
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	966 636
Other long-term liabilities	520	95 628	95 329
TOTAL for Section IV	590	921 261	1 061 965
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 159 851
inclusive: suppliers and contractors	621	2 334 129	2 421 814
debts to organization personnel	622	8 957	256 855
arrears to the state extra-budget funds	623	94 816	95 296
tax debt	624	1 879 377	1 058 480
other creditors	625	343 532	107 332
advance payments received	627	2 969 713	3 220 074
Debts to participants (founders) for revenues pay-off	630	182 602	115 306
Deferred income	640	20 348	20 666
TOTAL for Section V	690	7 833 474	7 295 823

BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	124 781 432

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	454 218	454 457
Inventories accepted for storage	920	7 176	13 433
Equipment accepted for erection	925	439 402	439 402
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	371 109	572 858
Security of liabilities and payments made	960	91 100	91 153
Depreciation of housing facilities	970	9 403	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	29
Intangible assets received for usage	990	17 643	22 758

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
As of **the 1st quarter of 2005**	Date (year, month, date)	2005 | 03 | 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	**Line code**	**For the reported period**	**For the similar period of the last year**
1	2	3	4
I. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	33 400 802	24 294 076
including sales of ferrous metals	011	32 379 173	23 488 618
Sales cost of goods, products, works, and services	020	(17 527 372)	(12 460 610)
including ferrous metals sold	021	(16 953 205)	(11 961 697)
Gross profit	029	15 873 430	11 833 466
Commercial expenses	030	(513 842)	(290 585)
Administrative expenses	040	(361 624)	(330 103)
Sales income (loss) (lines	050	14 997 964	11 212 778
Other income and losses			
Interest receivable	060	358 076	224 545
Income on stakes in other enterprises	080	-	201
Other operating income	090	15 458 182	11 350 878
Other operating expenses	100	(15 532 786)	(11 122 754)
Extra-sales income	120	539 437	197 161
Extra-sales expenses	130	(1 239 194)	(1 369 213)
Profit (loss) before taxation	**140**	**14 581 679**	**10 493 596**
Deferred tax assets	141	8 455	(11 622)
Deferred tax liabilities	142	(141 003)	(46 248)
Current profit tax	150	(3 395 628)	(2 492 771)
Net profit (loss) of the reporting period	**190**	**11 053 503**	**7 942 955**
FOR REFRENECE Permanent tax liabilities	200	28 573	(32 178)

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	**Line code**	**For the reporting period**		**For the similar period of the previous year**	
		profit	**loss**	**profit**	**loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	4 035	(2 972)	1 163	(2 386)
Profits (loss) of the previous years	220	4 549	(27 127)	28 217	(20 379)
Payment of damages caused by failure					

or undue fulfillment of liabilities	230	81	-	21	-
Exchange differences in currency operations	240	516 445	(1 104 829)	165 808	(1 259 304)
Allocations to evaluation funds	250	X	-	X	-
Writing-off of accounts receivable and payable with expired period of limitation	260	-	-	-	-

RECEIVED
2005 AUG 22 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUARTERLY REPORT

Open Joint-stock Company "Novolipetsk Steel"

The Issuer's code: 00102-A

for II quarter of 2005

Domicile: Russian Federation

Postal address: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation.

Director General	____________________ (signature)	**Vladimir P. Nastich**
Date August "12", 2005		
Director for Accounting - Chief Accountant	____________________ (signature)	**Alexander A. Sokolov**
Date August "12", 2005		

Contact person: *Valery A. Loskutov*
Director for Properties and Securities Management – Head of Securities Department
Phone: *(0742)-440-405*
Fax: *(0742)-442-255*
E-mail: *loskutov_va@nlmk.ru*
Web-site where this Quarterly Report is published: **www.nlmk.ru/rus/index/quarterindex.php3**

CONTENTS

Introduction

a) Full name of the Issuer:

Open Joint-stock Company "Novolipetsk Steel"

Abbreviation of the name:

NLMK

OJSC "Novolipetsk Steel" is hereinafter referred to as "the Issuer" or "the Company".

b) Domicile:

Russian Federation

c) Contact information:

Tel.: *(0742)-445-010*
E-mail: *info@nlmk.ru*

d) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

e) Information on the Issuer's securities distributed:
Type: *shares (registered)*
Category: *common stock*
Form of securities: *undocumentary*
Number of securities distributed: *5 993 227 240*
Par value (ruble): *1*

f) Other information:

There is no other information.

The present quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and doings occurrence. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future can differ from forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in the present Quarterly Report.

Financial information included in the present quarterly report is based on the Issuer's accounting statements compiled in accordance with Russian rules, and therefore, some discrepancy with the statements compiled as per international standards is possible.
In compiling the present quarterly report the Issuer followed solely the rules and regulation applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:
a) The General Shareholders' Meeting;
б) The Board of Directors;
в) Collective executive body – the Management;
e) Single executive body – Director General.

Members of the Issuer's Board of Directors are:

Oleg V. Bagrin
Year of birth: ***1974***

Nikolay A. Gagarin
Year of birth: ***1950***

Dmitry A. Gindin
Year of birth: ***1946***

Oleg V. Kiselev
Year of birth: ***1953***

Vladimir S. Lisin
Year of birth: ***1956***

Nikolay P. Lyakishev
Year of birth: ***1929***

Randolf Reynolds
Year of birth: ***1941***

Vladimir N. Skorokhodov
Year of birth: ***1951***

Igor P. Fyodorov
Year of birth: ***1966***

Members of the Management are:

Galina A. Aglyamova
Year of birth: ***1961***

Igor N. Anisimov
Year of birth: ***1965***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***

Pavel V. Gorodilov
Year of birth: ***1957***

Anatoly N. Koryshev
Year of birth: ***1944***

Alexander I. Kravchenko
Year of birth: ***1955***

Sergey P. Melnik
Year of birth: ***1961***

Vladimir P. Nastich
Year of birth: ***1953***

Sergey V. Perekatov
Year of birth: ***1959***

Sergey A. Rakitin
Year of birth: ***1954***

Vladislav A. Smirnov
Year of birth: ***1949***

Alexander A. Sokolov
Year of birth: ***1961***

Vladimir A. Tretyakov
Year of birth: ***1960***

Viktor V. Hripunkov
Year of birth: ***1960***

Stanislav E. Tsyrlin
Year of birth: ***1968***

The Issuer's Director General is:
Vladimir P. Nastich
Year of birth: *1953*

1.2. Information on the Issuer's bank accounts.

Information on NLMK's main bank accounts as of 30.06.2005

No.	Full (abbreviated) name, location, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702978300005037751	settlement account USD running account EUR running account
2	OOO «Deutsche Bank»; 4, ul. Schepkina 129090 Moscow; INN 7702216772; BIC 44525101; Correspondent account 30101810100000000101	40702810400000000132 40702840200000000234 40702978800000000014	settlement account USD running account EUR running account
3	Closed joint-stock company «International Moscow Bank »; ZAO International Moscow Bank; 9, Prechistinskaya nab. 119034 Moscow; INN 7710030411; BIC 44525545; Correspondent account 30101810300000000545	40702810500010236805 40702840100010236806 40702978500010236802	settlement account USD running account EUR running account
4	Bank of foreign trade (open joint-stock company), Additional office No. 6; OAO Vneshtorgbank, Additional office No. 6, 43, ul. Vorontsovskaya, Moscow, 109044; INN 7702070139; BIC 44525187; Correspondent account 30101810700000000187	40702840100150000039 40702978700150000039 40702810000150000156	USD running account EUR running account settlement account
5	Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company); JSB "Gazprombank" (closed joint-stock company); bldg. 1, 16, ul. Nametkina, Moscow, 117420; INN 7744001497; BIC 44525823; Correspondent account: 30101810200000000823	40702810400000002531	settlement account
6	Joint-stock commercial bank «ROSBANK» (open joint-stock company); OJSC JSB «ROSBANK»; 11, ul M. Poryvaeva 107078 Moscow; INN 7730060164; BIC 44525256; Correspondent account 30101810000000000256	40702810500000114727 40702840900000014727 40702978500000014727	settlement account USD running account EUR running account

7	*Open joint-stock company Bank of social development and construction «Lipetskcombank»;* *OJSC «Lipetskcombank»;* *8, ul. Internatsionalnaya 398600 Lipetsk;* *INN 4825005381;* *BIC 44206704;* *Correspondent account 30101810700000000704*	*40702810500000000772* *40702810900000000770* *40702810300000000309* *40702810800000000317* *40702840500000000056* *40702978100000000056*	*settlement account* *settlement account* *settlement account* *settlement account* *USD running account* *EUR running account*
8	*Moscow branch of OAO «Lipetskcombank»;* *2, 2nd Avtozavodskoy proezd 109004 Moscow;* *INN 4825005381;* *BIC 44579254;* *Correspondent account 30101810500000000254*	*40702810102000000015* *40702840402000000015* *40702978002000000015*	*settlement account* *USD running account* *EUR running account*
9	*Bank ZENIT (open joint-stock company);* *Bank ZENIT;* *9, Banny pereulok 129110 Moscow;* *INN 7729405872;* *BIC 44525272;* *Correspondent account 30101810000000000272*	*40702810800000002393* *40702840100000002393* *40702978700000002393*	*settlement account* *USD running account* *EUR running account*
10	*OJSC "ALFA-BANK" Lipetsk branch;* *7, ul. Barasheva, Lipetsk, 398059* *INN 7728168971;* *BIC 44206753;* *Correspondent account: 30101810900000000753*	*40702810700130100719* *40702840600130000057*	*settlement account* *USD running account*

1.3. Information on auditor (auditors) of the Issuer.

An Auditor who renders services on independent auditing of accounting and financial statements having been prepared under the legal requirements of the Russian Federation as well as of consolidated financial statements prepared under US GAAP:

Full name: ***Closed joint-stock company «PricewaterhouseCoopersAudit»***
Abbreviated name: ***OJSC "PricewaterhauseCoopersAudit"***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(095)-967-60-00***
Fax: ***(095)-967-60-01***
E-mail: ***webmaster@pwc.com***

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***within 5 years***
Licenser: ***the RF Finance Ministry***

The Financial Statements for the following financial years have been audited by the auditor:

1. ***Auditing of the Issuer's consolidated financial statements prepared under US GAAP: 2003, 2004, 2005.***
2. ***Auditing of individual financial statements compiled under the requirements of the RF legislation: 2005.***

Factors that could affect Auditor's independence from the Issuer and information on any material interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's

officers):

There are no factors that could affect Auditor's independence from the Issuer or interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers), in particular:

- ***Auditor (Auditor's officers) does not have any share in the Issuer's stockholder capital;***
- ***the Issuer did not grant any loans to Auditor (Auditor's officers);***
- ***there are no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***
- ***there are no Issuer's officers being simultaneously Auditor's officers.***

Procedure of Auditor appointment:

An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Preparation of recommendations on the Company's Auditor for the Board of Directors is effected by the Commission on Auditing. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Commission on Auditing.

Information on projects executed by Auditor within special auditorial tasks:

Auditor did not execute any projects apart of his direct functions.

Procedure of Auditor fee definition:

The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for services rendered by Auditor:

There are no deferred and late payments for services rendered by Auditor.

1.4. Information on appraiser.

The Issuer did not enlist services of an Appraiser (Appraisers) regarding securities issue, information on which is presented in this Quarterly Report.

Information on appraiser being involved by NLMK for fixed assets revaluation as of 01.01.2000:

Full name: ***Closed joint-stock company «Center of professional appraisals»***

Abbreviated name: ***CJSC «Center of professional appraisals»***

Domicile ***49, Leningradsky prospekt 125468 Moscow Russia***

Tel: ***(095)-943-95-40***

Fax: ***(095)-943-93-28***

E-mail: ***no data***

Data on appraiser's license:

License No.: ***series ЦЛСС Registration No. 000004 code ОЦ***

Issue date: ***June 30, 1999.***

Validity: ***June 30, 2000.***

Licenser: ***Licensing Chamber with Moscow Government***

Information on services rendered by the appraiser: ***appraisal of fixed assets full replacement cost has been performed as of 01.01.2000***

1.5. Information on the Issuer's advisers.

Financial adviser who renders consulting services in securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***CJSC "Renaissance Capital"***
Domicile: ***4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia***
Tel: ***(095)-258-77-77***
Fax: ***(095)-258-77-78***
Web-site in Internet where the financial adviser discloses information on the Issuer: ***www.rencap.com***

Data on licenses of professional activity in securities market:

License of securities market participant for brokerage
License No.: *177-05370-100000*
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

License of securities market participant for dealer activity
License No.: *177-05386-010000*
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

Services rendered (having been rendered) by the Adviser:

- ***assistance to the Issuer in preparation of securities offering circular;***
- ***verification of authenticity and completeness of all information from Securities Offering Circular, with exception of the audited one;***
- ***attestation of Securities Offering Circular as well as documentation that might deem necessary for the Issuer in order to arrange circulation of shares with traders;***
- ***consultations on issues related to preparation of Securities Offering Circular, any other documentation pertaining to arrangement of shares circulation and the Issuer going through listing procedure;***
- ***consultations on issues related to disclosure by the Issuer of information in securities market and monitoring over discharge by the Issuer of his liabilities pertaining to disclosure of information in securities market according to requirements of Federal authority on securities market.***

1.6. Information on other persons who signed this Quarterly Report.

There are no such persons.

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indices of the Issuer's activity.

Indice name	*As of 31.03.2005.*	*As of 30.06.2005.*
Net assets value, thousand rubles	*116 444 310*	*121 569 853*
Relation of debt capital to capital and reserves, %	*7.2%*	*11.2%*
Relation of short-term liabilities to capital and reserves, %	*6.3%*	*10.2%*
Late debts level, %	*1.5%*	*0.3%*
	I q. 2005	*II q. 2005*
Cover of payments of debt service (coefficient)	-*	-*
Turnover of accounts payable (times per year)	*2.15*	*1.64*
Dividend share in the profit, %	-**	-**
Productivity of labour, thousand rubles per person	*858.6*	*760.2*
Depreciation to proceeds volume, %	*1.4%*	*1.7%*

* *in q. I and q. II, 2005 NLMK had no loans and credits*
** *in q. I and q. II, 2005 as of the report publication NLM had no declared dividends*

For calculation of the a/m indices methods recommended by the Provision on information disclosure by Issuers of securities approved by Resolution Nr. 05-5/пз-н dd. March 16, 2005 of Federal Committee of Central Bank.

Analysis of the a/m indices movement attests to the stable financial state and solvency of the Issuer in view of stable net assets growth, large share of own capital in sources of financing and respectively low level of the Issuer's dependence on loan funds.

Net assets amount as of 30.06.2005 increased by 4.4% as compared to the respective indice as of 31.03.2005, which is primarily accounted for by the increase in short-term financial investments, inventories and construction in progress.

The largest share in the Issuer's debt funds is represented by short-term liabilities. Short-term liabilities to own capital ratio increased slightly and accounted for 10.2% as of 30.06.2005, which was caused by the increase in the Issuer's short-term liabilities in the part of debts to participants of income payment (utilization of the net profit of former years for payment of dividends over q. IV, 2004).

Similarly the indice "relation of debt funds to capital and reserves" as of 30.06.2005 increased regarding its level and accounted for 11.2%.

In spite of the indices increase their level attests to NLMK's low dependence on loan funds.

Accounts receivable turnover

In Q II, 2005 accounts receivable turnover decreased regarding Q I level and accounted for 1.64 (in Q I, 2005 – 2.15). It was caused by the increase in short-term account receivable by 15.5% and sales proceeds decrease by 12%.

Decrease in sales proceeds in Q II, 2005 regarding Q I, 2005 (- 12%) caused a decrease in labour productivity by 11.5%.

Depreciation to proceeds ratio

The indice of depreciation to proceeds ratio increased slightly: from 1.4% in Q I, 2005 to 1.7% in Q II, 2005), which is mainly accounted for by sales proceeds decrease by 12% together with depreciation charges increase by 3.2% only.

2.2. The Issuer's market capitalization.

The Issuer's total shares outstanding – 5 993 227 240.

Starting from November 23, 2004 common stock of NLMK has been listed on "OAO RTS Exchange Market"(ticker symbol - NLMKG).

The value of NLMK capitalization calculated on the basis of the Exchange data as of 30.06.2005 amounted to 210 516 122 267.

Starting from January 14, 2005 NLMK's common stock (ticker symbol – NLMK) was included into quotation list "B"of Securities List ("Classical shares market") admitted to trading at NP "RTS Stock Exchange".

The value of NLMK capitalization calculated on the basis of the Partnership data as of 30.06.2005 amounted to 7 506 636 983 USD (determined upon RTS data on the price of shares traded at the Exchange and calculated according to Russian Central Bank Financial Committee (FKZB) Decree Nr. 05-5/пз-н dd. March 16, 2003 "On approval of the provision on information disclosure by securities issuers").

It should be noted that starting from November 5, 2003 to January 28, 2005 information on indicative quoting of the Issuer's common stock is reflected in «RTS Board» (ticker symbol – nlmk), as these data are not official quotations of securities, they cannot be used for calculation of market capitalization of the Company.

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

The structure of NLMK's accounts payable as of 30.06.2005

rubles

Liabilities	*Maturity date*	
	To one year	*Over one year*
Accounts payable to suppliers and contractors	*2 260 514 017*	–
inclusive: overdue	*40 999 540*	–
Salaries and wages	*318 115 673*	–
inclusive: overdue	–	–
Arrears to the budget and extra-budget funds	*1 046 150 118*	–
inclusive: overdue	–	–
Credits	–	–
inclusive: overdue	–	–
Loans, total	–	–
inclusive: overdue	–	–
inclusive: bonded loans	–	–
inclusive: overdue bonded loans	–	–
Other accounts payable	*8 694 935 236*	*5 430*
inclusive: overdue	*461 912*	–
Total	*12 319 715 044*	*5 430*
inclusive: total overdue	*41 461 452*	–

NLMK's accounts payable as of 30.06.2005 do not incorporate creditors whose share amounts to not less than 10 per cent of the total accounts payable.

Overdue accounts payable as of the reporting period end represents accounts payable to certain contractors which arose in the course of commercial relations and was being repaid within the terms agreed by the parties.

The risk of imposing of fines and sanctions as well as interest on default obligations is estimated as low by the Issuer.

2.3.2. The Issuer's credit history.

Over the last 5 complete financial years and as of the reporting quarter end credit facilities agreements were not entered. Borrowings were not taken.

2.3.3. The Issuer's commitments on security to third parties.

	Q II., 2005
The total amount of guarantees securing fulfillment of liabilities and payments	*363*

There were no liabilities for security to third parties in the reporting quarter inclusive of guarantee or pawn accounting to not less than 5% of the Company's assets book value. .

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the date of reporting quarter end.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not attract funds by distribution of securities.

2.5. Risks related to acquisition of distributed (being distributed) issuing securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's main activity and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as a producer and seller of metal products. The situation in the industry can worsen due to worsening of situation both in raw materials purchasing markets and steel products sales markets.

Industry risks at raw materials markets

NLMK is one of the major consumers of the main steelmaking raw materials at the domestic raw materials market. Raw materials supplies are subject to risks formed depending on the peculiarities and specific features formed in every segment of the raw materials market.

The main risks pertaining to the supplies of the main steelmaking raw materials incorporate:

- *The risk of increase of the prices for the raw materials being purchased caused by deterioration of the market conditions of this market segment, increase in the raw materials deficit in the domestic market as well as a result of increase in the delivery tariffs of natural monopolies.*
- *The risk of breach of obligations on the composition and quality of the raw materials being purchased on the part of raw materials suppliers.*
- *The risk of breach of obligations on delivery timeliness including the complete disruption of delivery on the part of raw materials suppliers.*

To minimize the risks of drastic prices fluctuations at the domestic raw materials market the Issuer is conducting operational monitoring of the major operators of this market segment, is concluding contracts with the prices and volumes agreed for a certain period, fixed payment schedules, is attracting alternative suppliers.

To minimize the risks of increase in the tariffs of natural monopolies on the raw materials transportation the Issuer attracts alternative transport and forwarding firms.

To minimize the risks of obligations breach on the part of suppliers regarding the composition and quality of the raw materials being purchased the Issuer concludes contracts for delivery with long-time partners and suppliers who have gone through the procedure of appraisal and approval in accordance with the current NLMK's Quality Management System certified under ISO 9001. Contracts with suppliers provide for penalties for breach of quality of the raw materials to be delivered.

To minimize the impact of the risks of partial or complete disruption of deliveries the Issuer makes up a sound insurance stock of the main kinds of raw materials which enables to ensure the production cycle continuity. The delivery of the main material resources is effected as per the agreed schedules ensuring smooth delivery for a continuous finished products production process. The Company has entered into agreements with several suppliers for the delivery of one kind of material resources. Contracts with suppliers provide for penalties for the breach of delivery terms and qualitative features of raw materials.

Risks at the coal concentrate and coke markets.

Together with the a/m risks the Company is greatly influenced by the risk of prices increase caused by deterioration of coal concentrate and coke market conditions and coking coals deficit. To ensure raw materials security of the Company in coking coals market along with the a/m measures different projects on development of the Company's coal base are considered.

Risks at iron ore markets

The risks pertaining to iron ore markets are the same as the risks of coal concentrate and coke market. However the influence of the risks is slightly reduced due to supply of this material from the Company's subsidiaries providing about 90% of the Company's need in iron ore.

Risks at scrap markets

The main risk of the domestic scrap market which influenced the Company along with prices increase is the risk of fluctuation of smoothness and the quantity of supplied scrap caused by the seasonal factor. To minimize this risk the Company establishes a sound autumn-winter scrap stock ensuring the continuity of production cycle in case of deliveries hold-up.

Industry risks at sales markets

The risks in foreign markets related to the possible changes of prices for the Issuer's products and their influence on the Issuer's activity and fulfillment of its securities obligations.

Macroeconomic risks

The forecast rates of economic growth for 2005 indicate not quite favourable outlook for metal-consuming industries in the main ferrous metals consuming regions: the world real GDP growth is anticipated to be at the level of 4.2% against 5.0% in 2004, industrial production growth will account for 4.7% against 6.6% in 2004.

After the record growth of the world consumption of finished products produced from ferrous metals by 9.2% in 2004 regarding the level of 2003 and the respective increase in steel production at the beginning of 2005 at several major world markets the conditions for reduction of finished steel products consumption have been created: economic growth rates in the EU countries and Japan turned out to be slower than expected. The central government of the Chinese People's Republic is continuing to take measures of macroeconomic regulation aimed at containing investments in steelmaking and construction industries.

As a result the estimated increase in finished steel products consumption in 2005 in the world except the Chinese People's Republic will account for 1.1%. Besides, the third quarter is associated with the seasonal recession of finished steel products consumption during the period of mass leaves (in July- August) in industrial production.

The a/m factors can produce a descending influence on the prices of the Issuer's products.

Change of supply and demand ratio at the world market of ferrous metals

Consumption decrease resulted in accumulation of excess stock at the key distribution chain stages: from trade companies to ultimate consumers. Thus, depending on the country and region the volume of steel products stock in the first quarter of 2005 exceeded the last year indice by 17-25%. In the second quarter of 2005 a significant order volume decrease (and prices respectively) was noticed in all major world ferrous metals markets.

Trying to restore the balance of supply and demand to the level of the second half of 2004 a number of European companies (Arcelor, ThyssenKrupp Stahl, Corus, Salzgitter, Riva, Rautarukki) primarily reduced the output of finished flats. A number of American steelmaking companies (Mittal Steel divisions, U.S. Steel) selectively stopped their production facilities for prescheduled repairs. As a result steel production in the second half of 2005 will decrease by 3.5% regarding the same period of 2004 (against the growth by 7.6% in the first half year).

By the end of July prices recession slowed down, at a number of markets (Europe, the Chinese People's Republic, USA) prices stabilized.

Stock liquidation, economic reactivation after the leaves period and production reduction can facilitate supply restriction in the world market and formation of assumptions for start of prices increase in the fourth quarter of 2005. It can produce an ascending influence on the Issuer's prices in the short-term outlook.

Industry structure changes

As a result of consolidation in the world ferrous metallurgy in 1999-2004 the degree of production concentration increased: while 20 major enterprises produced 33.7% of the world steel output in 2000, in 2004 they produced 38.7%.

Consolidation processes will continue in 2005 and 2006. China can be especially active here: the government intends to make two companies of annual capacity of not less than 30 mln. tpy each leaders of the industry.

Industry mergers and takeovers reinforced steelmakers' position by narrowing the competition and have a positive influence on prices for the Issuer's products.

Growth of investments in the fixed assets

Favourable market conditions of the world ferrous metals market in 2002-2004 and increase in profit of steelmaking companies stimulated investments in new steelmaking facilities. China is the leader in the growth rate of new steelmaking capacities: in 2003 it increased its capacities regarding 2002 by 20.1% while the rest of the world – by 2.7%. In 2005 China will increase its steelmaking capacities by 16.3% regarding 2004 while other

countries – by 5.1%. In the first half of 2005 alone China put in operation 40 new CCM, total capacity of 28 mln. tpy.

This factor facilitates the increase in steel supply at the global market. It can produce a depressive influence on the price for the Issuer's products at foreign markets especially in the long-term outlook.

Aggravating competition of steelmakers from developing countries

Increase in production capacities in case of limited domestic demand creates conditions for the growth of steel products export by such countries as China, India, Brazil. In the first half of 2005 Chinese export amounted to 11.6 mln. tons of steel products, which is 154% higher than the level of the same period of 2004.

Taking into account low costs and a vast raw materials base (in Brazil and India) products originating from these countries can immediately compete with the Issuer's products at the global markets, which can restrict its possibilities of increasing the products prices in the medium-term and long-term outlook.

Transportation risks

Shipping rates for international sea shipping decrease in April 2005 under the influence of decreasing iron ore shipping volumes in China and a large number of new ships. By the beginning of the fourth quarter of 2005 a slight increase in seasonal shipping cost can be brought about by activation of utilities shipping before the beginning of winter and by the start of new harvest grain-crops transportation in Northern hemisphere.

Shipping rates increase causes the price for ultimate consumption goods to increase as well and under certain conditions (high level of stock, industrial production recession) can negatively influence the prices for steel products.

Risks at the domestic market related to the possible change of prices for the Issuer's products and their influence on the Issuer's activity and fulfillment of obligations on securities.

Russian iron and steel industry is an export-oriented industry: the RF steelmaking capacities significantly exceed the needs of the domestic market. As a rule, the growth of domestic market prices facilitates the increase in exports of Russian plants, which leads to a decrease in flats supply at the domestic market and growth of domestic prices for it. On the contrary, if foreign market conditions worsen steel products shipment to the domestic market increases and in a number of cases and prices for it decrease.

Thus, prices dynamics at the domestic market will be primarily determined by the change of global prices. It should be noted, however, that under the conditions of relatively high development rates of Russian economy demand for steel products will remain stable. Domestic market share in steel products consumption is likely to increase thus slowing down the landslide of prices at the foreign market in the near future. It is indirectly confirmed by the fact that the current domestic prices for steel products often exceed export ones. In the medium-term outlook (5-7 years), however, this situation may change: the level and dynamics of domestic market prices will be closer to the changes being underway in the world. The forecast growth of import shipments share in the RF consumption will increase the price pressure of the global market conditions on the domestic market. As a result we can forecast to a high degree of probability that by 2010 the dependence of domestic market prices on the global prices will increase. Russia's joining the World Trade Organization will also speed up adjustment of domestic and foreign market prices.

2.5.2. Country and regional risks

NLMK is an export-oriented Company. In the first half of 2005 the main export regions which bring 10% and more of sales proceeds are as follows: Russia, South-East Asia, the EU countries, other European countries and Turkey.

In case of negative situation in some regions NLMK possesses vast possibilities of re-orienting its products to more attractive markets and minimizing possible financial damages.

The main industrial activity of the Issuer is pursued within the Russian Federation. The activity of metal products manufacturing and export in Russia entails a number of risks.

Political risks

The political system of Russia is in the stage of formation and constant restructuring, that is why it is not stable yet, which causes the following risks for NLMK:

- *possibility of foreign and domestic policy change can fundamentally affect the investment attractiveness of the country as a whole and NLMK in particular;*
- *possibility of legislation alteration which may have negative consequences, inclusive of tax legislation, aimed at budget receipts maximization from export-oriented industries.*

Economic risks

Russian economy is poorly diversified and essentially dependent upon world prices on raw materials, oil and gas in the first place. Continuous and significant landslide of world prices for raw materials can lead to decrease in proceeds of raw materials companies. It, in its turn, can further entail economic recession of the Russian economy in general, which can affect the Issuer's activity.

In order to minimize the economic and financial risks NLMK tries to diversify its funding sources, expands its sales geography and product mix.

2.5.3. Financial risks

Being an export-oriented company, NLMK confronts currency risks, as well as interest escalation risks which can fundamentally affect its financial performance.

Currency risks

Taking into account the situation in the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) exchange rate fluctuations of the main currencies. Actions are taken to diversify export proceeds currency structure.

Provisions are made for proportional distribution of payments on long-term import contracts and use of letters of credit for settlements with receipt of interest income from depositing the cover of these operations.

Since the major part of NLMK's expenses are in rubles, there is risk of business profitability reduction due to considerable ruble exchange rate fluctuations with respect to foreign currency. In order to minimize these risks, the Company takes the following measures:

- *concluding agreements with banks for conducting sales of large foreign currency amounts for rubles at a fixed rate of exchange with minimal commission;*

- *allocation of temporarily surplus foreign currency and ruble funds which allows to reduce dependency on exchange rate fluctuations and maintain profitability.*

In the reporting period currency risks hedging with forward contracts and options application transactions were not effected due to the following reasons:

- *absence of legislation which regulates this kind of transactions;*

- *contradictory forecasts of the world's leading experts' concerning perspectives of foreign currency rates with respect to US dollar.*

Interest escalation risk

NLMK may act as borrower both in the international and domestic capital markets. The Company may use borrowed funds for current activity financing and for investment projects.

On the other hand, NLMK's high solvency appears to be an important factor of borrowings value decrease for the Company in the future.

Risk of liquidity deterioration

For NLMK liquidity risk is closely associated with cash inflow under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. The ratio of the Company's highly liquid assets to liabilities attests to high solvency and a correspondingly low liquidity risk.

2.5.4. Legal risks

Risks related to currency regulation changes

The new law "On currency regulation and control" dd. 10.12.2003 Nr. 173-F3 (took effect 17.06.2004 with the exception of separate provisions for which another effective term is established) (hereinafter – "New law on currency regulation") provides for necessity of reservation by residents of the RF currency monetary funds on a separate account in an authorized bank prior to effecting a number of currency transactions defined by the present law, which will induce outflow of monetary funds for reservation purposes and their temporary exclusion from the Company's current settlements. It can hinder fulfillment of the Company's obligations upon agreements with contractors.

Risks related to tax legislation alteration

Income tax

As per federal law No. 204-ФЗ "On entering changes to the second part of the RF Tax Code" dd. 29.12.2004 significant changes concerning possibility of attribution of payments to Private Pension Fund (NPF) to salaries and wages were introduced and article 213.1 of the RF Tax Code was implemented. This article provides for the list of circumstances to be observed by taxpayers being natural persons in order to avoid the mandatory payment of natural persons income tax.

As per item 16 of article 255 of the RF Tax Code expenses on labour remuneration incorporate payments (fees) from employees under contracts of private provision of pensions concluded in favour of employees having NPF with licenses provided that pensions scheme envisaging accounting of pension fees on individual accounts of NPF participants when the participant has legal reasons for getting pensions which allow to establish either state pension or labour pension for the period of the reasons validity is applied. At that contracts for private provision of pensions shall envisage payment of pensions till depletion of funds on individual account but not less than for five years.

As per Federal law No. 95-FZ dd. 29.07.2004 income tax rate applied to shareholding in other organizations established by item 3 of article 284 of the RF Tax Code was changed. Starting from 01.01.2005 the rate reached 9% of the total tax base for this kind of income (tax rate used to be 6%).

VAT

On 01.01.2005 Agreement on payment of indirect taxes between Russia and Belarus took effect. The article however does not cover sales of products through agents and the chances are that zero rate is inapplicable in this situation. Besides, if goods of non-Russian origin are sold from the RF to Belarus zero rate is invalid.

If NLMK fails to confirm the actual exports within 90 days it will have to pay VAT to the budget and deduction will be made only after submission of all the necessary documents.

Federal law No. 202-FZ "On obligatory social insurance fund for 2005" provides for the following: in 2005 benefit for the first 2 days of temporary disability caused by disease or trauma is payable to the insured by the employee, later on – by the Fund.

Risks related to changes in the rules of customs control and duties

Federal law "On the foundations of foreign trade governmental regulation" dd. Nr. 164-F3 08.12.2003 determines the possibility of the a/m activity regulation through customs and tariffs regulation, nontariff regulation, foreign trade prohibition and restrictions by services and intellectual property, imposing of economic and administrative measures. Application of the a/m methods can bring about the risk of establishing customs fees and duties on import/export, special anti-dumping and compensation duties, exceptional application of temporary restrictions both of goods export and import, imposing quantitative restrictions on goods export and/or import, which will hinder the Company's activity.

No changes were introduced to customs control rules and duties during the period of 01.01.2005 to 30.06.2005.

Risks related to changes in demands on licensing the Issuer's main activity

Risks related to changes in demands on licensing the Issuer's main activity which can produce a negative impact on his financial performance are estimated as indefinite by the Company.

Risks related to alteration of judicial practice on the issues related to the Issuer's activity

The RF VAS Presidium decree No. 924/05 dd. 07.06.2005. Upon audit results in case of non-receipt of the respective funds tax authorities are entitled to raise arbitrage claims on declaring transactions null and void and applying consequences of their invalidity in order to establish the balance of state and private interests. Previously tax authorities didn't have such a right.

Over the reporting period there were no changes in legislation, judicial practice regulating

legal relationship in licensing, in particular, in licensing the Issuer's core activity or rights of use of facilities whose number in circulation is limited, i.e. there were no changes that could significantly influence the Company's activity.

The Company hasn't been involved in legal procedures which could produce a negative impact on the Company's licensing performance.

There are no risks related to prolongation of the Issuer's license for a particular kind of activity or for use of facilities whose number in circulation is limited.

2.5.5. Risks related to the Issuer's activity

Over the last years and now NLMK has not been involved in any legal procedures in which plaintiffs' claims are significant (more than 5% of the Issuer's assets book value).

The main part of the Issuer's licenses on activities important for the Issuer is valid till 2006 and further on. Risk related to failure to prolong these licenses is extremely low.

Subsidiaries and affiliated companies of NLMK are responsible for their financial performance and risk management.

III. Detail information on the Issuer.

3.1. History of the Issuer's Company.

3.1.1. Information on the Issuer's name.

Full name of the Issuer.

Open Joint-stock Company "Novolipetsk Steel"

Abbreviated name.

NLMK

The Company has the right for trade mark "STINOL" registered as stated by the Russian Law (information on trade mark registration is given in clause 4.4. of the present report).

Information on changes in the Issuer's name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order
NLMK
Introduced on: *14.03.1984*
Basis for changes: ***Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR «On perpetuation the memory of Yury V. Andropov».***

2. Novolipetsk Iron & Steel Corporation
NLMK
Introduced on: *28.01.1993*
Basis for changes: ***Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 «On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation».***

3. Current name was introduced on 12.08.1998

Basis for changes: ***Decision made at Annual Shareholders' Meeting dd. August 1, 1998 (Minutes No. 9) on approval of the Company's Statute in a new edition.***

3.1.2. Information on state registration of the Issuer.

Number of state registration: ***5-Г***
Date of state registration: ***28.01.1993***
Registrar: ***Administration of Levoberezhny district of the city of Lipetsk***

State registration number of a legal person: ***1024800823123***
Date of registration: ***09.07.2002***
Registrar: ***Inspection of MNS of Russia in Central district of the city of Lipetsk***

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 «On measures aimed at conversion of state enterprises, voluntary associations of state enterprises into joint stock companies» state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by decision of Lipetsk region state property management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of Lipetsk No. 50 dd. 28.01.1993.

The Company was registered for uncertain period of time.

The purpose of enterprise privatization is to increase efficiency of national economy by transfer from planned economy to market economy. In transition to a market economy the following decisions have been made by the Company:

- ***on optimization of organizational structure and management system of production and auxiliary divisions;***
- ***on improvement of system of raw material, fuel procurement, products sales and marketing services;***
- ***on development and approval of Technical Reconstruction and Development Program.***

Today NLMK is a large advanced company with highly developed and coordinated production, the products of which are exported to dozens countries of the world.

Plans of NLMK cover steady increase of high-end production, finding solutions to various environmental problems at all production stages, production of high value added products which meet constantly raising demands from customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***

Domicile of the Issuer's executive body:

2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:
Tel: ***(0742)-445-010***
Fax: ***(0742)-441-111***
E-mail: ***info@nlmk.ru***
Web-site with information on the Issuer and his securities issued and/or being issued:

www.nlmk.ru

Domicile of key division of dealing with shareholders and investors - *Division on property and securities management: **2, pl. Metallurgov, Lipetsk 398040 Russia***

Tel: ***(0742)-444-989***
Fax: ***(0742)-442-255***
E-mail: ***loskutov_va@nlmk.ru***
Web-site: ***none***

3.1.5. Taxpayer Identification Number

4823006703

3.1.6. The Issuer's branches and representative offices.

In the Issuer's quarterly report for the first quarter of the current year the list of NLMK's branches and representative offices as per the Company's Statute is included.

In the reporting quarter NLMK's Board of Directors approved changes to the Statute (Article 50 "List of branches and representative offices") related to the change of location of NLMK's far east branch "NLMK-DV" (decision dd. June 14, 2005 (Minutes No. 128)).

In accordance with the changes entered in NLMK's Statute the domicile of its Far East branch "NLMK-DV" is the following: 111 ul. Svetlanskaya, Vladivostok, Russia.

3.2. The Issuer's core activity.

3.2.1. The Issuer's industry.

Codes of the Issuer's activity within the industry according to All-Russian code of foreign – economic activity:

Code	*Description*
27.17	***Production of cold rolled steel flats without and with protective coatings***
23.10	***Coke production***
24.14.2	***Production of other organic chemical products which are not entered into any other group of products***
24.15	***Production of fertilizers and nitrogen compounds***
27.11	***Production of pig iron and blast furnace ferroalloys***
27.14	***Production of steel***
27.15	***Production of semi-finished (slabs) products for further rolling***
27.16.2	***Production of hot rolled steel flats***
27.22	***Production of steel pipes and fittings***
27.33	***Production of roll-formed steel sections***
28.63	***Production of locks and hinges***
28.71	***Production of metal drums and similar reservoirs***
29.51	***Manufacture of machinery and equipment for steel industry***

31.62.9	*Services rendered for erection, repair and maintenance of other electric equipment which is not entered into any other group of products*
34.30	*Production of parts and components of cars and motors to them*
36.22.1	*Production of parts for technical application from precious metals*
37.10.1	*Waste and ferrous scrap processing*
40.10	*Production, supply and distribution of electrical power*
40.10.5	*Activity on assurance of electric mains serviceability*
40.20.2	*Distribution of gas fuel*
40.30	*Production, supply and distribution of steam and hot water (heat energy)*
45.21.1	*Civil works on buildings construction*
45.31	*Wiring operations*
51.70	*Other wholesale trade*
52.11	*Retail trade in non-specialized stores principally by foodstuffs, including beverage food and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
52.31	*Retail trade of pharmaceutical products*
55.12	*Activity of hotels having no restaurants*
55.51	*Activity of canteens located at the territory of plants and institutions*
60.10.2	*Activity of industrial railroad transport*
60.23	*Activity of other inland passenger transportation*
60.24	*Activity of motor transport*
63.11	*Transport processing of cargoes*
63.12	*Storage and warehousing*
63.21.1	*Other auxiliary activity of railway transport*
64.20.1	*Activity in the area of phone and document communications*
70.32.1	*Management of housing stock*
74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
74.60	*Investigations and accidents prevention*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*
85.11	*Activity of patient care institutions*
85.13	*Dental practice*
85.20	*Veterinary activity*
92.13	*Movies demonstration*

3.2.2. The Issuer's main activity.

The Issuer carries out its activity in the territory of the Russian Federation. NLMK's main industrial activity is ferrous metals production and selling. The Company is oriented at producing high-quality hot-rolled and cold-rolled flats. Besides the Company produces semi-finished products (slabs).

Profit share from such activity constitutes almost 100% of the total profit from sales of products, goods, works.

*In quarter II, 2005 profit share from sales of ferrous metals in the Company's**

total profit amounted to 95.4% (quarter II, 2004 – 99.0%).

Proceeds from sales of ferrous metals:
in quarter II, 2005 – 28 040 945 thousand rubles,
in quarter II, 2004 – 31 009 792 thousand rubles, decrease by 9.6%.

The Issuer's activity has slight seasonal nature related to decrease of metal products consumption in winter. However the influence of this seasonal nature upon the Issuer's financial performance is not significant.

3.2.3. Main types of products (works, services).

Products bringing not less than 10% of sales (proceeds) volume of NLMK in Q. II, 2005:

Products	*Amount, million rubles*	*Share, %*
Slabs	*6 784.2*	*23.5*
Hot-rolled flats	*7 822.4*	*27.1*
Cold-rolled flats	*6 403.1*	*22.2*
Others	*7 803.0*	*27.1*
Total sales (proceeds) volume	**28 812.7**	**100%**

NLMK's cost value general structure

Cost items designation	*Reporting period*
Raw materials and materials, %	*70.747*
Acquired component parts, semi-finished products, %	*0.001*
Works and services of production nature rendered by outside organizations, %	*3.561*
Fuel, %	*3.600*
Power, %	*4.720*
Salaries and wages, %	*6.602*
Interests on credits, %	–
Rent, %	*0,013*
Single social tax, %	*1.679*
Fixed assets depreciation, %	*2.634*
Taxes included into the products cost value, %	*2.641*

Other costs, %	*3.802*
depreciation on intangible assets, %	*0.001*
rewards for rationalization proposals, %	*0.131*
mandatory insurance payments, %	*0.140*
representative expenses, %	*0.004*
other, %	*3.526*
Total: costs for products manufacturing and sales (works, services), %	*100*
Products (works, services) cost value, thousand rubles	*17 566 448*
For reference: profit from sales of products (works, services), % to the cost value	*223*

Information on new significant types of products (works, services) as well as on their development is not available to the public for the purpose of maintaining the Issuer's competitive advantages.

The Issuer's cost value structure is determined in accordance with Accounting Rule 10/99 "The Company's expenses" (Decree No. 33н dd. May 6, 1999 of the RF Ministry of Finance), methodical recommendations on planning, formation and accounting of expenses on production and sales of products (works, services) of iron and steel companies, and NLMK's accounting policy.

3.2.4. The Issuer's raw materials and suppliers.

For its production (to support production technologies) NLMK purchases the following raw materials: coal concentrate (coking grades), iron ore, coke, scrap, ferroalloys, non-ferrous metals and fluxes.

NLMK is a vertically integrated holding which incorporates mining enterprises to a significant degree providing for the Company's needs of iron and steel raw materials.

NLMK is the major shareholder of the mining company OJSC "Stoilensky GOK" which is the third largest iron ore producer in Russia by extraction volumes and explored reserves. NLMK's advantageous geographical location regarding the main Russian iron ore deposit (Kursk Magnetic Anomaly) allows to minimize the costs of iron ore transportation.

To eliminate the risks related to coking coals and coal concentrate supply in 2005 NLMK won the auction for the right to use the subsoil area Zhernovsky-1 of Kuznetsk coal basin. The preparation stage of the deposit development is underway, which will significantly boost the Company's raw materials security.

NLMK's need in fluxes is fully satisfied by its subsidiaries – OJSC "Stagdok" (Lipetsk) and OJSC "Dolomite" (Lipetsk region, Dankov).

The main price tendencies in quarter II, 2005

Price tendency for the main kinds of steelmaking raw materials in Q II, 2005 was determined by deterioration of the situation in pig iron and flats market and surplus supply in the market of raw materials, which led to stabilization and certain decrease in prices.

Iron ore. The bulk of iron ore needs is provided for by OJSC "Stoilensky GOK", OJSC "Lebedinsky GOK" and OJSC "Kombinat KMAruda". Purchase prices increased by 100.8% in Q. II, 2005 regarding Q. II, 2004.

Coal concentrate. In Q. II, 2005 the main sources of coal concentrate for NLMK were Kuznetsk coal basin (78% of the total supply volume in Q. II, 2005), Pechersk coal basin (10%) and Yuzhno-Yakutsky coal basin (5%). In Q. II, 2005 import accounted for not more 4% of the total quarterly supply volume. The main Russian suppliers of coal concentrate (whose share exceeds 10%) are CJSC "Sibuglemet", LLC "Trading house "Evroresurs"", OJSC "Belon", LLC "Argo", LLC "Joint coal concern" and LLC "Northern coal concern".

In quarter III, 2005 purchase price for coking coal and coal concentrate exceeded the respective price of quarter II, 2004 by 39.8%.

Increase in domestic purchase prices was determined by the situation in the world coal market. A sharp demand increase in the world market of coking coals which began in 2004 and was related to the favourable market conditions in the world market of ferrous metals caused a significant coal deficit and increase in prices for it. In January of 2005 purchase price increased sharply by 45% regarding the level of price in December of 2004. However decrease in domestic coal prices which began in March of 2005 stabilized by June coal purchase price for NLMK by 4% in the descending direction regarding January of 2005.

Coke. Due to the revamping of NLMK's Coke Plant 90% of its coke needs are satisfied by its own Coke Plant, 10% is purchased mainly from Russian producers.

The major domestic coke suppliers to NLMK in q. II, 2005 were CJSC "Sibuglemet" (the coke is produced by OJSC "Moskoks") and LLC "Trading house Kemerovo-Koks" (27% of the total supply volume of q. II, 2005) as well as LLC "Koksohimtorg" (the coke is produced by OJSC "Altai-koks") (23%). In Q. II, 2005 import also accounted for about 23% (the coke is produced by OJSC "Yasinovsky KHZ").

Average purchase prices for coke for NLMK in Q. II, 2005 decreased by 28.7% regarding the price level of Q. II, 2004. In 2004 world prices for coke increased at even higher rates than for coking coal, which was caused by restrictions imposed in China, the major coke exporter. Settlement of the licensing issue in China at the end of 2004 brought about decrease in prices at the beginning of 2005. Domestic coke prices also started to decrease due to the decrease in demand. Consequently, by the April of 2005 purchase coke price for NLMK decreased by 26% regarding the price level of December, 2004. In June, 2005 no coke was purchased from outside.

Scrap. NLMK's scrap needs are mainly provided for by Secondary Non-ferrous Metals of the RF Central region. Scrap is delivered to NLMK both by railway (92%) and by motor transport (8%).

The average NLMK's purchase prices for scrap in quarter II, 2005 exceeded the respective prices level of quarter II, 2004 by 19.6%. The tendency of domestic purchase prices for scrap is in many respects determined by the situation dictated by the two competing consumers of this kind of raw materials – exporters and domestic iron and steel companies. The annual scrap formation in Russia is estimated at 35

mln. tpy, while the annual demand of the Russian domestic market doesn't exceed 13 mln. tpy at the moment, and scrap collectors collect about 17-20 mln. tons of scrap per year. Apart from it, as Russia has a significant scrap stock it is a scarp exporter in the world market. Besides, according to Coordination Council of Russian Scrap Processing during the nearest 5-8 years scrap collecting in Russia is estimated to reach 40 mln. tpy (while potential demand from steelmakers does not exceed 17-18 mln. tpy), which attests to perspective high stability of domestic scrap market.

Favourable situation in the world steel market was facilitated by increase in consumption volumes and prices in the world scrap market in 2004. In Q. II, 2005 prices were slightly adjusted in the descending direction due to demand decrease, thought scrap prices as such remains higher than in Q. II, 2004.

Ferroalloys and non-ferrous metals. The main suppliers of manganese ferroalloys to NLMK are OJSC "Zaporozhskiy Ferroalloy Plant"(Ukraine) whose share in the total supply volume accounts for 85-90%, and OJSC "Nikopol Ferroalloy Plant" (Ukraine).

A significant part of small tonnages bulk ferroalloys is imported from foreign countries: ferrovanadium – from China, ferroniobium – from Brazil. Ferrotitanium and ferrochrome demand is fully covered by Russian producers: OJSC "Sredneuralskiy Metallurgical Plant", OJSC "Serov ferroalloys plant", OJSC "CHEMK".

Average purchase prices for ferroalloys decreased by 35.4% in Q. II, 2005 regarding Q. II, 2004.

Non-ferrous metals which are most frequently used in production are aluminum and zinc. NLMK's demand for aluminum is provided for by OJSC "Bratsk Aluminum Plant" (Irkutsk region), demand for secondary aluminum is covered by Secondary Non-ferrous Metals of the RF Central region. Zinc is supplied by OJSC "Chelyabinsk Zinc Plant", OJSC "Electrozinc" (Vladikavkaz), OJSC "KazZinc" (Kazakhstan).

The average purchase prices for zinc in Q. II, 2005 increased by about 5.4%.

3.2.5. The Issuer's sales (works, services) markets

As a result of the first half of 2005 NLMK's volume of supply to motor-car plants decreased by 22.2% as compared with the respective period of 2004, which was caused mainly by the decrease in shipment volume of cold-rolled stock. It is related to the decrease in supply of this product to "AvtoVAZ" by 53.0%. Cold-rolled steel sales to "Polisteel" decreased by 12.5%, thus its share in the total shipment volume accounted for 43.1% against 28.6% in 2004 It was caused by the increase in cast iron supply to "AvtoVAZ" by 12.8%, and to "AMO ZIL" by 26.4%. Thus, taking into account that the ultimate consumer of steel shipped to "Polisteel" (Lysvensk Iron and Steel Works) is "AvtoVAZ", one can say that over two-thirds of the rolled stock shipped to motor-car plants is supplied to "AvtoVAZ".

In the first half of 2005 there were no significant changes in the regional supply of hot-rolled stock as compared to the previous year. The main consumer of hot-rolled stock is the Central region whose consumption share amounts to 36.9%. Hot-rolled stock was still supplied to the historical zones under NLMK's influence – Povolzhsky region (14.4% in the total supply to the domestic market), North-Caucasus region (15.7%) and Central-Chernozemny region (11.0%). The main

consumers of hot-rolled stock are trade organizations whose share in NLMK's domestic supplies accounted for 63.9%. Shipment to tube producers increased by 2.6 times, as a result of which their share in NLMK's sales increased from 3.9% to 10.7%.

The main consumers of NLMK's cold-rolled stock remain the Central region, Povolzhsky region and the Urals region. As a result of the period January-June, 2004 Povolzhsky region was the major consumer (its share in the total supplies accounted for 28.6%), the Central region share accounted for 26.0%. In 2005 volumes of supply to the Central region surpassed the volume of supply to Povolzhsky region, their shares being 28.3% and 20.0 respectively. It was caused by the decrease in supplies to "AxtoVAZ". The Urals region still holds the third place, its share being 21.0%.

The share of motor-car industry in consumption of NLMK's cold-rolled stock decreased from 29.5% in 2004 to 21.1% in 2005. Sales volumes to machine-building enterprises remained at the level of the previous year and accounted for 11%, supplies to tube rolling plants accounted for 1.9%. The share of agricultural machine-building didn't change in 2005 and accounted for 1.7%. The share of supply to trade companies increased by 1.5% as compared with 2004 and accounted for 32.3%.

During the period of January – September, 2004 over half of the total cast iron supplies was shipped to Volgo-Vyatsky region (37.1) and the Central region (24.5%). In the same period of 2005 supplies to these regions accounted for 20.3% and 43.9% respectively. The share of Povolzhsky region in 2005 amounted to 26.9% of the total volume of supplies.

In the first half of the current year the structure of regional consumption of galvanized rolled stock remained almost unchanged. The share of supply to the Central region slightly decreased: from 64.5% in January – June 2004 to 63.4% in 2005. The share of supply to the Cental-Chernozemny region increased from 11.1% to 13.3%, to the North-Caucasus region – from 7.8% to 11.4%, to Povolzhsky region – from 3.9% to 4.6%. As a result of the period January- June, 2005 there were no significant changes in the structure of industrial consumption of galvanized rolled-stock The highest demand for galvanized rolled stock came from trading enterprises (44.9%) and steel structures producers (38.8%). The share of supply to the machine-building industry decreased from 8.2% in 2004 to 7.7% in 2005.

Regarding the domestic geography of prepainted rolled stock sales NLMK's priority economic regions are Central (41.5%), North Caucasus (22.9%) and the Urals (14.8%). The bulk of the prepainted rolled stock to be supplied is still represented by galvanized substrate, the share of this kind of products in 2005 accounted for 90.5% of the total sales of prepainted rolled stock. The most popular gauge of prepainted flats is 0.5 mm (69.9% of the total sales).

In the reporting period the volume of orders for NLMK's anisotropic rolled stock from the main consuming regions increased, in particular:

- *Povolzhsky region increased its consumption from 6.0% to 15.9%;*
- *Central-Chernozem region slightly increased its consumption from 8.5% to 8.8%;*
- *Central region: increase to 40.3%.*

The share of anisotropic rolled stock supplies to the Urals region decreased from

8.8% to 6.3%, of West Siberia region – by 2.1% to 22.2%.

The priority grades of anisotropic rolled stock sold in January-June were grades 3407 and 3408 (27.3% and 27.8% of the total supplies to the domestic market respectively). The share of wide GO electrical steel accounted for 77.8%.

Among the major consumers of isotropic rolled stock there were the Central region (43.2% of the total supplies of NGO electrical steel shipped during the first six months of 2005), East Siberia (8.1%), Volgo-Vyatsky region (8.6%) and the Urals region (11.9%).

Foreign market

In January – June 2005 the main buyers of NLMK's products were the following:

- *"Steelco Mediterranean Trading Ltd.",*
- *"Tuscany Intertrade (UK)",*
- *"Moorfield Commodities Company",*
- *"Stinol AG".*

As in the last year NLMK's main export directions were South-east Asia and the EU countries whose share in the total supplies amounted to 31.2% and 30.1% respectively.

In January-September 2005 the Company's trade with the EC countries was effected in accordance with autonomous quotas.

During the first six months of the current year the largest volume of products was sold to Denmark (10.6% of the total exports, its share in NLMK's supplies to the EU being 35.1%) and Italy (7.0% and 23.2% respectively). Slabs for "Dansteel" accounted for 97.8% of products shipped to Denmark.

NLMK's major Asian markets in January, 2005 were the following:

- *Cbina: 9.0% of NLMK's total exports;*
- *Taiwan: 8.8%.*
- *Thailand: 5.6%.*

In the first half of 2005 there was a significant increase in sales to India and Indonesia compared to 2004 – by 2.5 and 2.1 fold respectively. The share of these sales markets in the Company's total exports as a result of January – June of the current year accounted for 4.3% and 3.0% respectively.

Almost all supplies to Taiwan are represented by slabs.

As a result of January – June, 2005 exports to European countries which are not the EU members decreased by 18.6% regarding the respective indice of 2004 and accounted for 16.8% of NLMK's total exports. Export to Turkey which is the major consumer of this region accounts for 98.7% of the total exports.

In the first half of 2005 the Company's export to North America decreased by 7.4% regarding the period of January-June, 2004. It was caused mainly by the reduction of slabs export.

In the reporting period the Company's trade with the USA was effected as per the quotas fixed in accordance with "Agreement on suspension of antidumping investigation regarding certain kinds of the RF hot-rolled carbon steel flat products".

There were no restrictions on supply of semi-finished products to the USA.

Over six months of the current year NLMK's supplies to the CIS decreased by 37.7% compared to the respective period of 2004. As a result of the reporting period sales volume to this region accounted for 3.2% of NLMK's total export.

In January-June of the current year NLMK's supplies to the Middle East decreased by 56.4% compared to the respective indice of 2004. Sales to Iran (the main sales market in that region) decreased by 89.1%.

Sales of NLMK's products to Africa and Latin America are insignificant. In the reporting period the share of sales in each of these directions accounted for less than 1.0% of NLMK's total exports.

3.2.6. Information on the Issuer's licenses.

Licenses:

Number: *ЛПЦ №04995 ВЭ*
Issue date: *22.04.1998*
Validity: *till 1.03.2008*
Licenser: *Territorial Administration of Geology and Subsoil use in the Lipetsk region*
Activity: *Draft of fresh underground water for the production and drinking water supply of an enterprise.*
Possibility of license prolongation: *The license will not be prolonged (the activity is not performed)*

Number: *A 000590 Registration No. 4084*
Issue date: *12.04.1996*
Validity: *till 12.04.2006*
Licenser: *RF Ministry of Communications*
Activity: *Rendering of local telecommunications services.*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 07811 ВЭ*
Issue date: *1.06.2000*
Validity: *till 1.06.2010*
Licenser: *Lipetsk region natural resources committee*
Activity: *Draft of fresh underground water for the production and drinking water supply of an enterprise (Health center "Parus")*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 08883 ВЭ*
Issue date: *18.05.2001*
Validity: *till 1.01.2011*
Licenser: *Lipetsk region Natural Resources Committee.*
Activity: *Draft of fresh underground water for the production and drinking water supply of an enterprise (Health Center «Prometheus»)*
Possibility of license prolongation: *The license will be prolonged*

Number: *006101 ЦО-03-209-1152*
Issue date: *9.10.2001*
Validity: *till 1.11.2006*
Licenser: *Central interregional territorial district of State nuclear supervision of Russia.*
Activity: *Operation of radiation sources (products containing radioactive substances).*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 07349 ВЭ*
Issue date: *24.04.2000*
Validity: *till 1.12.2009*
Licenser: *Lipetsk region Natural Resources Committee*
Activity: *Draft of fresh underground waters for state farm "Novolipetsky" water supply.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *А 051789 34ТО №004164*
Issue date: *8.02.2002*
Validity: *till 1.02.2007*
Licenser: *State engineering supervision of Russia, Verkhne-Donskoy county*
Activity: *Unloading, loading and transportation of hazardous cargoes by railway transport*
Possibility of license prolongation *The license will not be prolonged (received as a part of license Register No. 00-ЭВ-002192, 00-ЭХ-002233)*

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard (functioning as a builder-customer)*
Possibility of license prolongation: *The license will not be prolonged (activity is not subject to licensing)*

Number: *Г 603433 Registration No. 119*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Veterinary preventive and diagnostic activity.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *ГС-1-48-02-22-0-4823006703-000182-1*
Issue date: *8.05.2002*
Validity: *till 8.05.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (Activity is not*

subject to licensing)

Number: *10109/910038*
Issue date: *28.07.2002*
Validity: ***till*** *27.07.2005*
Licenser: ***The RF State Customs Committee. Lipetsk customs***
Activity: ***Foundation of temporary storage warehouse***
Possibility of license prolongation: ***The license will not be prolonged (As per the RF Tax Code No. 61-FZ dd. 28.05.03 license was substituted by registration)***

Number: *10109/0005*
Issue date: *28.07.2002*
Validity: ***till*** *27.07.2005*
Licenser: ***The RF State Customs Committee. Lipetsk customs***
Activity: ***Foundation of customs warehouse***
Possibility of license prolongation: ***The license will not be prolonged (As per the RF Tax Code No. 61-FZ dd. 28.05.03 license was substituted by registration)***

Number: ***Г603985 Registration No. 246***
Issue date: *30.07.2002*
Validity: ***till*** *30.07.2005*
Licenser: ***Licensing division with Lipetsk region administration***
Activity: ***Usage of ionizing radiation sources (generating) at the location of territorially isolated facilities***

Possibility of license prolongation: ***The license will be prolonged***

Number: *ГС-1-48-02-21-0-4823006703-000308-4*
Issue date: *29.08.2002*
Validity: ***till 29.08.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Designing of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: *ГС-1-48-02-27-0-4823006703-000390-1*
Issue date: *19.12.2002*
Validity: ***till 8.05.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Д 314039 Registration No. 1***
Issue date: *7.10.2002*
Validity: ***till*** *7.10.2007*

Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Pharmaceutical activity at NLMK's medical unit.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No. 14***
Issue date: ***19.12.2002***
Validity: ***till 19.12.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Activity related to the circulation of drugs and psychotropic substances included in List II in accordance with the Federal Act "On drugs and psychotropic substances".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No. 20***
Issue date: ***30.12.2002***
Validity: ***till 30.12.2007***
Licenser: ***Medical Activity Licensing Commission of the Health Department of the Lipetsk region Administration.***
Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of territorially distant plants (Appendices No. 2-34).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051382 Registration No. 392***
Issue date: ***18.06.2003***
Validity: ***till 18.06.2006***
Licenser: ***Education and science department of the Lipetsk region Administration***
Activity: ***Educational activity according to curriculum specified in appendices to the license.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***004918 НВГ №00526-К***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision***
Activity: ***Cartographical activity***
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: ***004917 НВГ №00525-Г***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision***
Activity: ***Geodesic activity***
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: *Д 293036 Registration No. 37*
Issue date: *23.05.2003*
Validity: *till 23.05.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity in the Health Center "Prometheus". Address: Lipetsk, camp "Prometheus".*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ Registration No.54085 ВЭ*
Issue date: *20.05.2003*
Validity: *till 1.03.2012*
Licenser: *Natural Resources Committee of the Lipetsk Region*
Activity: *Draft of fresh underground water for industrial purposes and drinking water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)*
Possibility of license prolongation: *The license will be prolonged*

Number: *007085 ЛПЦ 00122 БРЭЗХ*
Issue date: *3.07.2003*
Validity: *till 3.07.2006*
Licenser: *The RF Ministry of natural resources. Donskoy water basin bureau*
Activity: *Draft, discharge of sewage, aqueduct, use of water area (river of Voronezh, Matyra water storage basin, Silikatny lakes)*
Possibility of license prolongation: *The license will be changed (except the use of waters of Matyra water storage basin)*

Number: *МК №002125 Registration No. 585*
Issue date: *11.06.2003*
Validity: *till 11.06.2008*
Licenser: *Ministry of culture. The state department on protection of cultural heritage in the Lipetsk region.*
Activity: *Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 318290 Registration No. 178*
Issue date: *9.07.2003*
Validity: *till 9.07.2008*
Licenser: *Department of Federal security in the Lipetsk region*
Activity: *Operations with use of information being an official secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 293062 Registration No. 75*
Issue date: *25.08.2003*
Validity: *till 25.08.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity under Appendix No. 1 (health center "Parus")*

Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 382503 Registration No. 50012615***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Electric network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Д 382502 Registration No. 60012614***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Heat network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***ГСЭН № 002340 ГСЭН.1.34.012***
Issue date: ***9.10.2003***
Validity: ***till 9.10.2008***
Licenser: ***RF Ministry of Healthcare***
Activity: ***Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 411485 Registration No. 30014386***
Issue date: ***10.10.2003***
Validity: ***till 9.10.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***0008679 Registration No. 2/04818***
Issue date: ***24.10.2003***
Validity: ***till 24.10.2008***
Licenser: ***Central administrative board of the State Fire Fighting service with Ministry of Emergency Situations of the Russian Federation***
Activity: ***Erection, repair and servicing of devices which provide fire safety of buildings***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***012545 Registration No. 48M03/0042/Л***
Issue date: ***05.12.2003***
Validity: ***till 5.12.2008***

Licenser: ***Central administrative board of natural resources and environmental protection with MPR of Russia in the Lipetsk region.***
Activity: ***Handling of dangerous wastes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051220 Registration No. 523***
Issue date: ***10.12.2003***
Validity: ***till 10.12.2007***
Licenser: ***Department of Education and Science in the Lipetsk region Administration***
Activity: ***Educational activities in the area of secondary vocational training (dental prothetists training)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 235109 Registration No. 716***
Issue date: ***17.12.2003***
Validity: ***till 14.11.2006***
Licenser: ***Department of consumer market in the Lipetsk region Administration***
Activity: ***Retail sales of alcoholic spirits***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 413045 Registration No. 30017363***
Issue date: ***23.12.2003***
Validity: ***till 22.12.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Б 013868 Registration No. 00-ЭВ-002192***
Issue date: ***29.01.2004***
Validity: ***till 29.01.2009***
Licenser: ***Federal mining supervision of Russia***
Activity: ***Explosive production units running***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Б 013818 Registration No. 00-ЭХ-002233***
Issue date: ***04.02.2004***
Validity: ***till 04.02.2009***
Licenser: ***Federal mining supervision of Russia***
Activity: ***Chemically dangerous production units running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***Д № 00397 Registration No. 001119-P***
Issue date: ***27.02.2004***
Validity: ***till 27.02.2009***
Licenser: ***Gosstandart of Russia***
Activity: ***Repair of measuring devices***

Possibility of license prolongation: *The license will be prolonged*

Number: *A 0653 ПРД No. 02313*
Issue date: *01.03.2004*
Validity: *till 01.03.2009*
Licenser: *Ministry of communications*
Activity: *Railway handling*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 339099 Registration No. 135*
Issue date: *17.03.2004*
Validity: *till 17.03.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Activity related to psychotropic agents circulation from List III according to Federal Law*
«On drugs u psychotropic agents» under extraction from the Register to the license
Possibility of license prolongation: *The license will be prolonged*

Number: *0012022 Registration No. 3/00212*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: *Fire risk production sites running*
Possibility of license prolongation: *The license will be prolonged*

Number: *0012485 Registration No. 2/06892*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235444 Registration No. 28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audiovisual pieces in cinemas of Sukhoborje health center and Prometeus health center located at: village Sukhoborje, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian*

Federation
Possibility of license prolongation: ***The certificate will be prolonged***

Number: ***Б 339904 Registration No. 1423M***
Issue date: ***07.06.2004***
Validity: ***till 09.07.2008***
Licenser: ***Federal Security Department in the Lipetsk region***
Activity: ***Measures and services on protection of state secret***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 235702 Registration No. 44***
Issue date: ***03.09.2004***
Validity: ***till 03.09.2009***
Licenser: ***Department of consumer market with Lipetsk region administration***
Activity: ***Procurement, preparation and sale of ferrous scrap at address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 013562 Registration No. 34-XB-001027(Г)***
Issue date: ***25.10.2004***
Validity: ***till 25.10.2009***
Licenser: ***Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)***
Activity: ***Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***МГ№006673 МКГ-48-113421***
Issue date: ***25.01.2005***
Validity: ***till 24.01.2009***
Licenser: ***Lipetsk regional branch of Russian transport inspection***
Activity: ***International commercial freight by motor transport.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***МП №008115 МКП-48-113422***
Issue date: ***25.01.2005***
Validity: ***till 24.01.2009***
Licenser: ***Lipetsk regional branch of Russian transport inspection***
Activity: ***International commercial conveyance of passengers by motor transport***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ВА №012044 ЛСС-48-113416***
Issue date: ***11.01.2005***
Validity: ***till 10.01.2010***
Licenser: ***Lipetsk regional branch of Russian transport inspection***
Activity: ***Commercial conveyance of passengers by motor cars***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: *BA №012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight by motor transport of passengers by motor cars with the capacity of 3.5 tons*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *BA №012043 ACC-48-113415*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Conveyance of passengers by motor cars equipped for conveyance of more than 8 people*
Possibility of license prolongation: *The license will be prolonged*

Number: *A №025805 ПВ-13-000003(B)*
Issue date:*24.02.2005*
Validity: *till 23.02.2010*
Licenser: *Federal service on environmental, technological and atomic supervision (Rostechnadzor)*
Activity: *Operations with industrial explosives*
Possibility of license prolongation: *The license will be prolonged*

3.2.7. Joint activity of the Issuer.

At present there is no joint activity of NLMK with any other companies.

As of 30.06.2005 Agreement No. 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) for joint activity was in force. Investments of NLMK accounted for 1,487,250.0 rubles. The purpose of investments is consortium establishment for construction and commissioning of a sector which will specialize in production of high-quality centrifugal rolls on the basis of Lutugin association of rolls production.

There is no information on financial performance of joint activity for 2004 and the first half of 2005 due to failure of a partner to a joint activity to present its financial statements.

3.2.8. Additional requirements to Issuers being stock investment funds or insurance companies.

The information is not presented as the Issuer is not a stock investment fund or insurance company.

3.2.9. Additional requirements to Issuers specialized on mining operations.

The information on NLMK's subsidiaries and affiliated companies specializing on

mining operations is provided.

I. Studenovskaya Open Joint-stock Mining Company (OJSC «Stagdok»)

a) Mineral reserves:

According to the license received Stagdok has the right for subsoil of Sitov area of Sokol-Sitov field of fluxed limestone located at the territory of the Lipetsk region (3 km to the north from the city of Lipetsk and 0.5 km to the west from village Voskresenovka of Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ
Issue date: May 30, 2002.
Expiry date: 31.12.2028.
The basis for licensing:
- supplementary exploration and revaluation of reserves in the period of 1995-2000;
- change of field contour.

Subsoil area given for use has the status of mining lease. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200901 thousand tons as of 01.01.2000, inclusive of 34095 thousand tons of quality A, 166806 thousand tons of quality C1, approved by (taking into account supplementary exploration and revaluation of the field) Territorial Commission on mineral reserves (Minutes No. 51 dd. June 29, 2000).

In Q II of 2005 limestone extraction volume amounted to 891 thousand tons.

As of 01.07.2005 the reserve residue of Sitov area of Sokol-Sitov field constitutes 178 892 thousand tons, inclusive of 12 086 thousand tons of quality A and 166 806 thousand tons of quality Cl.

Within the given mining lease the company has the right for geological survey on translation of limestone reserves from low industrial qualities to high qualities.

The main liabilities of the Company.

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan (the volume of limestone extraction in 2005 was planned as 4359 thousand tons);

- to agree the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for use of subsoil according to norms being in force:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

To effect double payments for mineral loss infringement. To effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "FGA" and to Federal Geological Administration "Geological Fund of the Central regions of Russia" and to Lipetsk branch of FGA "Centergeolgofond" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use Stagdok is liable to constantly monitor groundwater through the existing observation network.

The liabilities described in the license are being fulfilled by the company in the established order.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are:
- crushers and mills, excavators, BELAZ cars, drilling rigs, bulldozers, diesel locomotives.

c). Sales:

Limestone from Sitov area is suitable as a raw material for production of the products which are in conformity with the following requirements:
- TU 0750-005-00186855-97 " Limestone of industrial quality. Specifications ";
- TU 0750-004-00186855-95 "Limestone of industrial quality extracted by Studenovskaya joint-stock company. Specifications ".
Limestone crushed rock for construction purposes, limestone of industrial quality are not covered by "Product mix and services (works) to be mandatorily certified according to the Russian Law" approved by Decree No. 5 dd. 23.02.1998 and Decree No. 53 dd. 19.09.1999 "On entering changes and additions to "Product mix..."" and is not subject to mandatory certification.

II. Open Joint-stock Company «Dolomite» (OJSC «Dolomite»)

a) Mineral reserves:

OJSC "Dolomite" has the right to use subsoil for dolomite extraction at Dankov field within Bigildin and Prikarjerny areas under the license received.
Mineral resources are metallurgical dolomite, construction quality crushed rock and limestone (dolomite) flour.
As of 01.07.2005 the areas for which licenses were granted had 401586 thousand tons of balance sheet reserves of dolomite, inclusive of 246393 thousand ton in Bigildin area and 155193 thousand tons in Prikarjerny area. Dankov field covers (all areas) 670063 thousand tons of dolomite balance sheet reserves in total.
Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Committee on Mineral Reserves (GKZ).
Dolomite has the license No. ЛПЦ 54112 ТЭ for subsoil use for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture raw materials for steel-making process and construction materials. Subsoil areas have the status of mining lease.
The license was granted on: October 1, 2003.
Expiry date: 01.01.2029.
The basis for licensing was redrawing up of the valid license due to change of legal person name - subsoil user.
Validity of the licenses can be prolonged upon initiative of subsoil user.
Allocated subsoil areas are located 3-7 km to the north-east from the city of Dankov and railway station with the same name – Dankov UVJD, 95 km to the north-west of the city of Lipetsk. The relief is relatively plain with ravine beam type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters from daylight.
Liabilities of the company:

1. To pay tax on dolomite extraction for construction materials manufacture in the amount of 5.5% of extracted mineral value;

2. To pay tax on dolomite extraction as metallurgical raw materials in the amount of 6,0% of mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To redraw up papers for mining leases in areas under mining in the State Engineering Supervision of the Russian Federation in Verkhne - Donskoy county before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare an annual plan of mining works development for forthcoming year and to agree it with State engineering supervision of the Russian Federation in Verkhne-Donskoy county before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

Fulfillment of the stated liabilities: all liabilities stated above are fulfilled within established time. Liabilities under clause 5 (redrawing up of papers for mining lease) are being fulfilled about which a notification letter was sent to the corresponding controlling authorities.

b) Mineral processing:

Electric full-rotary excavators manufactured by UZTM of ЭКГ –5а and ЭКГ –4,6Б type with 5 m^3 and 4.6 m^3 bucket capacity respectively and max. digging height of 10.3 m which corresponds to height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by drilling rig of roller-bit drilling of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180 m^3/h and 550 m^3/h respectively. The material is additionally crushed in cone secondary crushers of КСД –1750ГР and КСД –2200ГР of 200 m^3/h and 500 m^3/h capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

в) Product sales:

Permissions for dolomite products sales and export quotas are not provided for by the Federal Law.

III. Open Joint-stock Company «Kombinat KMAruda» (OJSC «Kombinat KMAruda»)

a) Mineral reserves:

1). Kombinat KMAruda is granted the right to use the subsoil for deep-mined extraction of Korobkov field of ferruginous quartzite (inclusive of Stretensky area).

Type of minerals - ferruginous quartzite.

Reserves of the field were approved by Minutes (on reserves approval):

No. 6640 dd. September 22, 1972 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 9770 dd. July 19, 1985 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 12 dd. February 10, 2000 of the Territorial Commission on mineral reserves with Department of natural resources for Central Region of Mineral Ministry of the Russian Federation.

Extraction volume from the beginning of operations in the field as of 01.07.2005 is 155321 thousand tons (150649 thousand tons of air dried weight).

Rated annual capacity of the plant regarding processing of dry ore amounts to 3395 thousand tons.

Kombinat KMAruda was granted a license of series БЕЛ No. 08586 for the right to use subsoil for extraction of ferruginous quartzites at Korobkov field for further processing into iron-ore concentrate. The license was registered by Central region Department of natural resources of the RF Ministry of Natural Resources in the register No. 8586/БЕЛ 08586ТЭ.

Issue date of the license: 19.02.2001.

Expiry date of the license: 01.01.2026 г. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases stipulated in the Russian Law "On subsoil").

The license was granted on the basis of application and license documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 110/461 dd. 12.01.2001 of Belgorod Region Administration Government and Department of Mineral Resources in Central region of the RF Ministry of Mineral Resources.

The Korobkov field of ferruginous quartzites is located in proximity to the city of Gubkin, Belgorod region, and belongs to the central part of north-east part of the Kursk Magnetic Anomaly.

The field geological structure consists of Precambrian complex dislocated metamorphized rock broken in some places through by intrusions and dykes as well as water-bearing sedimentary deposits of Devonian and Mesocainozoic age, which unconformably and almost horizontally overlap crystal thickness. The capacity of sedimentary rock in average amounts to 116 meters. Iron-ore assise is considered as productive where ferruginous quartzites form two sub-assises of different capacity - 100-200 and 180-320 meters.

Ferruginous quartzites are covered everywhere by residual soil with average capacity of 18,3 meters, represented by oxidized and semi-oxidized quartzites and small deposits of high grade ore.

Under terms and conditions of the license Kombinat KMAruda shall within its validity:

- effect payments for extraction of ferruginous quartzites and for use of land lots;

- observe the rules of safe operations, environment protection, mineral resources conservation , subsoil protection.

Under special conditions of the license Kombinat KMAruda is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of acting legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have

the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- redrawing up of the valid license due to change of legal person name or status of the company.

The liabilities stated in the license are being fulfilled by the company in full.

2). Kombinat KMAruda has the right to use subsoil for groundwater operations of aquiferous stratum of Alb-senoman and Archaean Proterozoic aquiferous stratum on site of Korobkov field of ferruginous quartzites.

Kombinat KMAruda was granted a license of series БЕЛ No. 07479 for subsoil use for the purpose of fresh groundwater extraction in amount of 625 m^3/day for potable water and industrial water supply of the plant and outside consumers; extraction of groundwater for protection of mine opening from watering in case of Korobkov field development.

Issue date of the license: 15.05.2000.

Due to the changes dd. 30.03.2005 entered by the authorized bodies the license validity was prolonged till 01.04.2015.

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 49/399 dd. 14.03.2000 of Belgorod Region Administration Government and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved. (In accordance with the changes to the license dd. 30.03.2005 (inclusive of the clause concerning subsoil usage conditions) groundwater reserves estimation of Korobkov field of ferruginous quartzites development should be conducted till 01.11.2007 with their approval in the established order).

Aquiferous stratum of Alb-senoman lies in depth intervals of 70-100 m and consists of different granular sands which are overlapped by thickness of chalk, sand and loams. It is separated from ore-crystalline massif by thickness of Jurassic clays. Groundwater is under pressure, depth of occurrence of groundwater level is 46-55 m. Aquiferous stratum is used by two water wells located within mining lease of the plant.

Archaean Proterozoic aquiferous stratum of 150-200 m capacity is referred to cracked area of crystalline rock, confining bed of which lies at depth of 120-150 m.

Archaean Proterozoic groundwater is draught by draining of mine opening with the following pumping out by mine drainage.

According to terms and conditions of the license Kombinat KMAruda effects payments within the license validity for use of water bodies and land lot in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the company in the established order.

3) Kombinat "KMAruda" has the right to use subsoil for groundwater operations of quaternary Alb-senoman aquiferuos stratum in the vicinity of Kaplino village, Stary Oskol region.

Kombinat "KMAruda" was issued a license for subsoil right: extraction of fresh groundwaters for economic and potable needs of recreation centre "Gornyak". License ВЭ series БЕЛ number 50108. The license registration No. 108/БЕЛ 5010837 in the register by the Mineral Committee of Belgorod region 07.06.2002.

License issue date – 07.06.2002.

License expiry date – 01.03.2012 (License validity can be prolonged in the established order).

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 279/630 dd. 07.06.2002 of Belgorod Region Administration

Government and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved.

Groundwater is intaken by the water well located in Stariy Oscol region, north of Kaplino village on the left bank of the Oskol river in the area of Stariy Oskol water storage basin at the recreation centre of Kombinat "KMAruda".

The groundwater body is located in the northern part of Voronezh crystalline massif. The geological structure is made up of Pre-Cambrian metamorphic rocks and sedimentary rocks consisting of Devonian, Jura, chalk.

For water supply purposes quaternary Alb-senoman aquiferuos stratum is used as the most water-abundant and the first thick stratum from the surface. The water well 38 m deep was drilled in 1987. The bearing strata of the aquiferous stratum under operation are made up of various granular sands up to 31 m thick. The aquiferous stratum is overlapped by small-granular sands 6 m thick. The stratum toe is made up of waterproof Jurassic clays.

In accordance with the license conditions "Kombinat KMAruda":

- *effects regular payments for groundwater extraction, for the subsoil area located in the Don river basin in accordance with the effective legislation;*
- *effects payments for the land lot in the order and within the terms established by the effective land legislation;*
- *in case of the respective legislation changes groundwater extraction conditions, payments for their usage and the order of information submission specified in the license are subject to additional agreement with the issuing bodies.*

In accordance with special conditions "Kombinat KMAruda"is liable:

- *to submit information on subsoil usage conditions observation to Mineral Committee of Belgorod region annually till January, 10; information on groundwater monitoring to "Belgorodgeomonitoring" quarterly not later than the 10th day of the month following the reporting quarter;*
- *in case of significant deviations of well production values, lowering of water level and chemical composition indexes from the typical values as of the license issuance period, Mineral Committee of Belgorod region and "Belgorodgeomonitoring" should be quickly informed;*
- *in case of reorganizing or changing of the legal person's name or loss of the license application for reissuance of the license should be submitted. License is reissued in the order established for its issuance.*
- *to ensure observation of all environmental and nature-conservation measures in the course of activities related to subsoil usage envisaged by provisions of the authorized environmental bodies.*

Obligations specified in the license are fulfilled by the company in the established order.

b) Mineral processing:

The main mining equipment used in mining roadheading:
drilling machines ЛКР-Т3, ЛКРУ, punchers ПП-63, ПП-80НВ,ПТ-48, loading machines 1 ППН-5, loading – hauling machines ПТ-4, scraper winches 55АС-2СМ.

Rocks are transported from funnel and breakage mining faces by electric locomotives 10 КР and 14 КР in bogies of УВБ-4 and ВГ-4,5.

Blast holes are drilled by machine НКР-100 М. Blast holes are loaded by machines МЗКС-160.

Extracted ore is preliminary crushed in crushers СМД-118 1Б and ДСД –1017 in underground crushing complexes. Crushed ore is transported to processing plant along shaft equipped with 2 skips of 4 tons capacity each and hoist engine 2 Ц-4×1,8 and along

shaft equipped with 2 skips of 13 tons each with hoist engine 2 Ц5-2,3. Ventilation of mine opening is done by fans ВЦД-47 У and ВЦД –31,5.

All ore extracted is processed into concentrate in processing plant which is technologically connected with skip shafts.

The main crushing – milling and mineral processing equipment of the plant:

- Cone crusher – КСД-1750, КМД-1750, КСД-2200, КМД-2200;
- Unbalanced-throw screen – ГИТ-52 Э, ГИТ-31;
- Ball mill – МШР 32-31;
- Sizing screen – К-СН-24;
- Hydrocyclone – ГЦ-500;
- Magnetic separators - ПБМ-90/250, ПБМ-120/300;
- Vacuum pumps – ВВН2-50;
- Vacuum filters – ДОО 150;
- Gravel pump – 6 НП.
- Stationary belt conveyor of different types.

c) Product sales:

Finished products (iron ore concentrate) are sold on the basis of agreements with consumers.

Permissions by the State authorities for sales of the above mentioned products are not required.

IV. Open Joint-stock Company «Stoilensky Mining Company» (OJSC «Stoilensky GOK»)

a) Mineral reserves:

1) According to the license received Stoilensk Mining Company has the right for digging of Sloilensk iron ore and nonmetallics field.

The field was explored by Belgorod geological surveillance expedition.

State Commission on minerals reserves with Ministry of Ecology and Natural Resources of the Russian Federation for quarry operations (500 meters to daylight) approved reserves of the following minerals (Minutes No. 1, No. 2 dd. January 24, 1992):

- high grade iron ore;
- magnetite quartzites;
- oxidized quartzites;
- clay and loam;
- chalk;
- marl;
- sand;
- decayed slate;
- crystalline slate;
- quartzitic sandstone;
- granite gneiss.

The balance sheet reserves remainder as of 01.10.2005:

- high grade iron ore of category B+Cl – 57 795 thousand tons; of category C2 – 11 991 thousand tons;

- magnetite quartzites of category B+Cl – 4 945 992 thousand tons; of category C2 – 1563565 thousand tons;

Extraction volume starting from the field excavation beginning on 01.07.2005

accounted for:

- high grade iron ore – 104227,8 thousand tons;

- magnetite quartzites – 309 302 thousand tons;

Annual design capacity of the Company on high grade iron ore excavation is 1200 thousand tons and 25440 thousand tons on magnetite quartzites.

Stoilensky GOK was granted a license of series БЕЛ №13030 ТЭ registered by Russian Mineral Ministry No. 3955 dd. 24.03.2005 for subsoil right– excavation of iron ore, ferruginous quartzites of Stoilensky field, as well as co-nonmetallics located in stripping and special dumps. Marketable products produced from processing of iron ore are sintering ore and iron ore concentrate. Co-excavated nonmetallics, finished products from their processing are used in-house or by other companies.

Issue date of the license: March 24, 2005.

License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of a subsoil user as well as in other cases set forth in the Russian Law "On subsoils").

The license was granted on the basis of application and licensing documents submitted by OJSC "Stoilensky GOK".

Under terms and conditions of the license OJSC "Stoilensky GOK" shall within its validity:

- effect payments for extraction of minerals and for use of land lots;

- observe the rules of safe operations, environmental protection, mineral resources conservation , subsoil protection.

Under special conditions of the license OJSC "Stoilensky GOK" is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of existing legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- reissue the license due to change of legal person's name or status of the plant.

The obligations stated in the license are being fulfilled by the Company in the established order.

2) Stoilensky GOK has a right under license of series БЕЛ No. 50162 ВЭ to extract drainage groundwater in order to dewater quarry of Stoilensk ferruginous quartzites field.

Issue date of the license: 13.01. 2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by Stoilensky GOK.

Drainage groundwater reserves of Stoilensky field were approved upon Turonian Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex of 79 thousand m^3/day for category B (Minutes No. 3 GKZ dd. January 24, 1992г.)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at 75-100 meters depth, quarry is drained.

Stoilensky GOK drains groundwater by 106 draining rise wells drilled from ring system of horizontal quarry of 35 km total length. Underground water intake covers 29 rise drain holes and mine drainage from shaft No. 3.

Mine drainage in Q II, 2005 accounted for 11 346.5 m^3 in total inclusive of chemically treated water 1 443.8 m^3.

Area of water intake refers to Don river basin.

"Subsoil user" is permitted to continuously intake groundwater in order to drain quarry with decrease of groundwater level till depth of drainage working laying and in quantity providing for safe mining operations.

On the territory of "subsoil user" there is a network of observation wells by which subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the zone of a mining company influence.

In 2005 – 2006 OJSC "Stoilensky GOK" plans to reevaluate groundwater reserves under category B with their approval by GKZ.

According to license conditions OJSC "Stoilensk GOK" shall effect payments for use of water bodies in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the Company in the established order.

b) Minerals processing:

1. Main technologies used:

The field is being quarried: opened by a networks of trenches. Opening system is with outside refuse disposal. Quarry depth is 300 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzites are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore is removed from the quarry by trucks, railway and conveyor belts.

Technological scheme of high grade ore processing covers three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzites (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, deslimation, dehydration of concentrate in vacuum filters. Hydrotransport of processing tailings is pressure - self floating. Water recycling is used.

2. The following equipment is used:

2.1. Mining operations:
- drillings rigs СБШ –250 МН;
- charge machine "Akvatol", М3-4;
- cyclic excavators ЭКГ-10, ЭКГ-8И, ЭКГ-4,6(4У, 5У, 5А), ЭШ10/70;
- rotor complex KU-800.

2.2 Transportation of mining mass:
- dump trucks BelAZ 7513, 7548, 7555;
- electric locomotives ОПЭ-1, diesel locomotive ЧМЭ-3, ТЭМ-2, М-62;
- boxcars 2ВС-105;
- conveyor belts in rotor complex KU-800.

2.3 Crushing and benefication equipment:
- crushers – ЩКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП;

- *screens ГИСТ-72, ГИТ-52Н;*
- *classifiers 2КСН 3,0x17,2;*
- *mills МШЦУ5,5x6,5, МШЦ 5,5x6,5;*
- *separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;*
- *deslimers МД-12;*
- *vacuum filters ДШ 100/2,5;*
- *pumps ГРК, ГРТ 1250/71, ГРК 1600/56,*
- *stationary, reverse conveyor belts.*

c) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

Federal Law does not provide for any permissions from state bodies for sale of the above mentioned products.

3.2.10. Additional requirements to the Issuers the core activity of whom is communication services rendering.

The information is not submitted due to the fact that the Issuer does not render communication services.

3.3. Plans for future activity.

In 2005 NLMK will finish the first stage of Technical Reconstruction and Development Program which covers years 2000-2005, which is basically aimed at renewal of production facilities, increase in high value-added products output, improving of quality and diversification of the product mix, improving of production environmental purity and safety.

The Company's production schedule for 2005 was drawn taking into account the planned overhauls and reconstructions of the main metallurgical lines, which will lead to a decrease in the output of downstream products regarding the output of 2004. Flats production, however, is planned to maintain at the level of 2004. The product mix structure is supposed to experience favourable changes: the output of zinc-coated and pre-painted flats will increase significantly, isotropic and anisotropic steel output is also planned to increase.

In 2005 the share of products sales to the domestic market is supposed to increase both in natural and physical terms.

The Company continues taking measures aimed at improvement of management structure and labour productivity.

3.4. The Issuer's equity holding in industrial, bank and financial groups, holdings, concerns and associations.

The Issuer does not hold any equity in industrial, bank and financial groups, holdings, concerns and associations.

3.5. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***LLC LIC "Shans"***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Elena I. Vlasova, year of birth – 1961, doesn't hold any share in the Issuer's equity.

2. Full name: ***Limited-liability company «Stahl»***
Abbreviated name: ***LLC "Stahl"***
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***supply of raw materials and materials, scrap for iron and steel industry.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg A. Schetnikov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

3. Full name: ***Limited-liability company «Novolipetskoye»***
Abbreviated name: ***OOO Novolipetskoye***
Domicile: ***Village Tuishevka, Lipetsk region, 398052 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Yuliya V. Grebenschikova, year of birth – 1976, doesn't hold any share in the Issuer's equity.***
2. ***Elena V. Kantsir, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

3. ***Tatiyana V. Lyapina, year of birth – 1973,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Valery A.Mamyshev , year of birth – 1941,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir N. Semenov, year of birth – 1958, doesn't hold any share in the Issuer's equity.

4. Full name: ***Limited-liability company «Karamyshevskoye»***
Abbreviated name: ***LLC "Karamyshevskoye"***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexey M. Postnikov, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Olga D. Grechishkina, year of birth – 1964, doesn't hold any share in the Issuer's equity.***
2. ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya A. Kolycheva, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir V. Elizarov, year of birth – 1948, doesn't hold any share in the Issuer's equity.

5. Full name: ***Limited-liability company "NLMK Trading House"***
Abbreviated name: ***LLC "NLMK Trading House"***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading of ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Dmitry A. Baranov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***

2. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Alexey S. Smolyansky, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.

6. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Iron & Steel Corporation***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities organization, complex of services for persons on vacation, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Andrey V. Dementyev, year of birth – 1960, doesn't hold any share in the Issuer's equity.

7. Full name: ***Limited-liability company «Larmet»***
Abbreviated name: ***LLC "Larmet"***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of steel and steel products***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Pavel V. Lizogub , year of birth – 1966, doesn't hold any share in the Issuer's equity.

8. Full name: ***Limited-liability company «VIMET»***
Abbreviated name: ***LLC "VIMET"***

Domicile: ***35a, pr. Mira Lipetsk, 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of raw material for steel-making production, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor Petrovich Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.

9. Full name: ***Open joint stock company «Stoilensky Mining Company»***
Abbreviated name: ***OJSC "Stoilensky GOK"***
Domicile: ***Russian Federation***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the Company's voting shares***;
The Issuer's share in subsidiary's equity: ***96.98 %***
The Issuer's share of common stock of the subsidiary: ***96.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko – 1957, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Denis E. Samsikov , year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Igor Y. Yurgens, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
7. ***Mariya N. Starostina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
8. ***Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.

10. Full name: ***Open joint-stock company «Dolomite»***
Abbreviated name: ***OJSC "Dolomite"***

Domicile: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***92.74 %***
The Issuer's share of common stock of the subsidiary: ***92.74%***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Fedor V. Korlyhanov , year of birth – 1936, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vasily V. Grekov, year of birth – 1946,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Gennady P. Uvarov, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
6. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Lyubov P. Bodunova, year of birth – 1955, doesn't hold any share in the Issuer's equity.***
2. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Yury V. Kleymenov, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya N. Nikitina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Mariya V. Pankova, year of birth – 1949, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.

11. Full name: ***Open joint-stock company «Studenovskaya Mining Company»***
Abbreviated name: ***OJSC "Stagdok"***
Domicile: ***4, ul Gaidara, Lipetsk 398008 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***88.62 %***
The Issuer's share of common stock of the subsidiary: ***88.62 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:

Chairman: ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Gennady V. Liznev, year of birth – 1956,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
4. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
5. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
6. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.

12. Full name: ***Limited-liability company «Vtormetsnab NLMK»***
Abbreviated name: ***LLC "Vtormetsnab NLMK"***
Domicile: ***2, pl. Metallurgov, Lipetsk 398040 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***70.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sale of iron-an-steel scrap***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***hasn't been elected***
Members:

1. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
2. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.***
5. ***Igor A. Frolov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.

13. Full name: ***Limited-liability company «Independent Transport Company »***
Abbreviated name: ***LLC "NTK"***

Domicile: *32, Leninsky prospect, Moscow 119991 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's equity***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***freight and other forwarding services***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander I. Shenkman, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
4. ***Alexander S. Smagin, year of birth – 1961, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity.

14 Full name: ***Open joint stock company «Tuapse trade sea port»***
Abbreviated name: ***OJSC "TMTP"***
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: *69.41 %*
The Issuer's share of common stock of the subsidiary: *69.41 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***handling, servicing of domestic and foreign vessels.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Nikolay A. Gagarin, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Alexey Y. Klyavin, year of birth – 1954, doesn't hold any share in the Issuer's equity.***
2. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity***
3. ***Alexander N. Olshevsky, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
5. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
6. ***Dmitry V. Muhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
7. ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
8. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Alexander S. Gabedava, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
2. ***Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Fatima M. Nibo, year of birth – 1960, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

15. Full name: ***Open joint-stock company "Northern Oil and Gas Company"***
Abbreviated name: ***OJSC "Severneftegas"***
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***62.00 %***
The Issuer's share of common stock of the subsidiary: ***62.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander I. Kravchenko, year of birth – 1955,***
share in the Issuer's equity:0.00018%
share in the Issuer's common stock: 0.00018%;

Members:

1. ***Galina A. Aglyamova, year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Dmitry V. Nikiforov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
4. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity.

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***LLC "LGEK"***
Domicile: ***4-a, Pyotr Velikiy square, Lipetsk 398001 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***generation, transmission and distribution of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:

Chairman: ***Valery P. Fedorov , year of birth – 1960, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Nikolay F. Korvyakov, year of birth – 1953, doesn't hold any share in the Issuer's equity;***
2. ***Alexander G. Starchenko, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
3. ***Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.

17. Full name: ***Open joint-stock company bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OJSC "Lipetskcombank"***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.07 %***
The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Valeriya V. Aynulova, year of birth – 1971, doesn't hold any share in the Issuer's equity.***
3. ***Antonina M. Kopaeva, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Evgeniy P. Sulimov, year of birth – 1962,***
   share in the Issuer's equity:0.00023%
   share in the Issuer's common stock: 0.00023%;
6. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Svetlana Y. Zubenkova, year of birth – 1965, doesn't hold any share in the Issuer's equity.***
2. ***Galina A. Zurkanaeva , year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Elena M. Ilyuhina, year of birth – 1960, doesn't hold any share in the Issuer's equity.***

4. ***Andrey I. Kornev, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
5. ***Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Lyudmila A. Haritonova, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
7. ***Alexey A. Tereschuk, year of birth – 1975, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.

18. Full name: ***Open joint-stock company «Lipetsky Gipromez»***
Abbreviated name: ***OJSC "Lipetsky Gipromez"***
Domicile: ***1, ul. Kalinina, Lipetsk 398600 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***
The Issuer's share of common stock of the affiliated: ***43.44 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Gennady V. Ushakov , year of birth – 1937,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
Members:
1. ***Alexey V. Barkov, year of birth – 1956,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander P. Konshin, year of birth – 1954,***
   share in the Issuer's equity:0.00084%
   share in the Issuer's common stock: 0.00084%;
3. ***Larisa N. Saenko, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
5. ***Svetlana M. Bezrukavnikova, year of birth – 1946, doesn't hold any share in the Issuer's equity.***
6. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
1. ***Anatoly V. Boldyrev, year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Anatoly A. Budyukin, year of birth – 1950,***
   share in the Issuer's equity:0.00013%
   share in the Issuer's common stock: 0.00013%;
3. ***Yury N. Medvedev, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Ovchinnikov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
5. ***Nina P. Makarova, year of birth – 1953, doesn't hold any share in the Issuer's equity.***

6. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
7. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OJSC "Kombinat KMAruda"***
Domicile:***2, ul. Artema, Gubkin, Belgorod region 309182 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***32.89 %***
The Issuer's share of common stock of the affiliated: ***32.89 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***ore extraction and dressing***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin , year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vladimir A. Artemenko, year of birth – 1946, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Hudyakov, year of birth – 1939, doesn't hold any share in the Issuer's equity.***
5. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
6. ***Sergey Y. Shuvalov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***LLC "Neptune"***
Domicile: ***office No. 35, 1 «v», ul. Adm. Makarov, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:

Director – Margarita G. Bekasova, year of birth – 1965, doesn't hold any share in the Issuer's equity.

3.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.6.1. Fixed assets.

Information on initial (replacement) value of fixed assets and value of accrued amortization and depreciation as of 30.06.2005.

(rubles)

No.	*Description of fixed assets group*	*Initial (replacement) value*	*Accrued amortization*
1	**Buildings**	**9 140 652 889**	**4 013 752 858**
2	**Structures**	**6 397 917 281**	**4 814 110 574**
3	**Machinery and equipment**	**19 327 911 565**	**8 643 427 552**
4	**Transport vehicles**	**2 105 985 264**	**548 788 234**
5	**Industrial tools**	**78 599 330**	**38 247 429**
6	**Perennial plants**	**181 948**	**178 351**
7	**Plough cattle**	**70 545**	**4 486**
8	**Other fixed assets**	**76 446 984**	**32 359 281**
9	**Land lots**	**1 044 204 685**	**0**
Total		**38 171 970 491**	**18 090 868 765**

Fixed assets depreciation is effected by accrual of amortized deductions in a linear way on the assumption of the assets book value and depreciation rates calculated on the basis of the term of the assets beneficial use. The term of beneficial use is determined taking account of the Classification approved by Decree No. 1 dd. 01.01.2002 of the RF Government by the commissions appointed by the decrees issued by heads of divisions.

On the fixed assets acquired in 2001 referred to the group of capital assets "Agricultural tractors" and "Agricultural machines and equipment" accrual of amortized deductions are effected by value writing off based on the sum of numbers of the years making up beneficial use term.

Accrual of amortized deductions is suspended if the fixed assets are put to conservation for a 3-month term or longer upon the decision of the Company's Director General a well as during the period of the assets reconstruction lasting for over 12 months.

Results of fixed assets revaluation for 5 complete financial years preceeding the reporting quarter.

(rubles)

No.	Description of fixed assets group	Full value before revaluation	Depreciated (less amortization) value before revaluation	Date of revaluation	Full value after revaluation	Depreciated (less amortization) value after revaluation
1	Buildings	8 589 009 953	5 165 822 645	01.01.2000	9 302 537 696	5 806 606 2
2	Structures	3 460 601 374	1 132 241 642	01.01.2000	3 525 041 387	1 185 883 8

3	Transfer mechanisms	1 977 805 733	351 328 423	01.01.2000	2 008 767 057	375 557 6
4	Power machinery and equipment	1 160 938 102	194 514 879	01.01.2000	1 168 345 411	199 454 9
5	Material-working machinery and equipment	7 109 910 914	1 715 243 377	01.01.2000	7 396 969 682	1 819 674 3
6	Measurement instrumentation	162 382 650	54 615 869	01.01.2000	167 671 763	56 176 3
7	Computing machinery	56 530 396	28 703 468	01.01.2000	73 626 328	32 971 9
8	Other machinery and equipment	17 874 210	5 118 046	01.01.2000	19 404 861	5 162 9
9	Transport vehicles	490 401 095	118 063 290	01.01.2000	493 910 942	119 202 6
10	Tools	7 730 602	5 060 759	01.01.2000	7 770 095	5 060 7
11	Industrial inventory and household equipment	35 652 548	11 017 458	01.01.2000	40 071 637	13 502 6
12	Furniture	7 611 744	3 893 383	01.01.2000	7 666 192	3 918 8
13	Plough, productive cattle	6 897 098	6 879 148	01.01.2000	6 897 098	6 879 1
14	Perennial plants	181 948	14 608	01.01.2000	181 948	14 6
15	Other funds of core activity	2 281 033	2 273 225	01.01.2000	2 281 033	2 273 2
	Total	**23 085 809 400**	**8 794 790 220**		**24 221 143 130**	**9 632 340 0**

Method of fixed assets revaluation:

The Issuer revalued the property on the basis of expert report.

Separate groups of fixed assets of NLMK were revaluated for the stated period by Closed joint-stock company "Center of professional appraisal" (Moscow).

According to the submitted report on the Company's fixed assets revaluation all calculations have been done by appraisers in full conformity with the Russian Law, standards, letters, explanations and other guides on fixed assets revaluation, published by the RF Government, the State Statistics Committee of the Russian Federation, the RF Ministry of Economics, the RF Ministry of Finance.

Method of revaluation:

Fixed assets of the Company were revaluated by direct translation of their book values as applies to prices for corresponding types of fixed assets on the date of revaluation (01.01.2000), confirmed by expert judgments of appraisers on market value of the stated assets.

Depending on fixed assets group and nature of object under assessment different evaluation techniques of fixed assets replacement value definition were applied based on the following methods of fixed assets revaluation – comparative and cost estimation approaches. These approaches are based on the principle of replacement according to which costs related to formation, acquisition and commissioning of object under assessment (for cost method) are necessary to be calculated to define the value of observed depreciation or substitution value being the basis for calculation and find an object having similar functional and design parameters.

Observed depreciation of fixed assets object stands for either value of reproduction of its complete replica in current prices as of the date of assessment, or acquisition value of new object completely identical to the evaluated one upon functional, design and other parameters in current prices.

Substitution value of fixed assets object stands for minimum acquisition value of similar new object, very close to the evaluated one on the basis of all functional, design and operational parameters in current prices.

Full replacement cost of buildings, structures and transfer mechanisms was calculated on the basis of cost-is-no-object approach to property revaluation on the assumption of actual components – negotiated prices, estimations for civil works and erection, wholesale prices for construction materials, fuel, energy, machinery, equipment, tools, freight tariffs, etc. At that component division method and resource method were applied.

Full replacement value of equipment and machinery was revaluated by index method.

Replacement value of vehicles was defined according to the following methods:

- *similar object price method;*
- *cost component method;*
- *index method;*
- *direct comparison method.*

Plans on acquisition, replacement, retirement of fixed assets the amount of which accounts for 10 percent and more of their total value:

In the 3d quarter of 2005 NLMK does not plan to acquire, purchase, replace of retire fixed assets the amount of which accounted for 10 percent and more of their total value.

Information on fixed assets charge as of the date of the reporting period end:

Charged assets: *fixed assets of NLMK (real assets, transport means, machinery and equipment, agricultural machinery, furniture, office equipment, commercial equipment, sport tools), original (replacement) cost of which amounts to 155 197 thousand rubles.*

Nature of charging: *granted on lease and transferred to free temporary use*

Date of charging: *starting from the date of transfer*

Validity of charging: *up to one year under agreements*

Other terms of charging: *none*

IV. Information on financial performance of the Issuer.

4.1. Results of the Issuer's financial performance.

4.1.1. Income and losses.

Indices dynamics characterizing the Issuer's profitability/ unprofitability:

Indice	*1Q05*	*2Q05*	*Changes*	
			+/-	%
Proceeds, thousand rubles	*33 400 802*	*29 377 934*	*-4 022 868*	*-12.0%*
Gross profit, thousand rubles	*15 873 430*	*13 525 452*	*-2 347 978*	*-14.8%*
Net profit (retained profit), thousand rubles	*11 053 503*	*9 920 098*	*-1 133 405*	*-10.3%*

ROE, %*	*39.8%*	*32.7%*	*-7.1%*	
ROA, %*	*37.0%*	*30.5%*	*-6.5%*	
Net profitability ratio, %	*33.1%*	*33.8%*	*+0.7%*	
Products (sales) profitability, %	*44.9%*	*41.3%*	*-3.6%*	
Capital (net assets)turnover ratio , times per quarter	*0.30*	*0.24*	*-0.06*	
Amount of retained loss as of the reporting date, thousand rubles	-	-	*x*	*x*
Ratio of retained loss as of the reporting date to the balance currency	-	-	*x*	*x*

The stated indices have been calculated according to the methods recommended in the Provision on information disclosure by securities issuers approved by the Decree No. 05-5/пз-н of the FSFR dd. March 16, 2005.

*Notes *: ROE = (Net profits) / (Capital and provisions –target financing and earnings + deferred income – own stocks bought out from shareholders + debt to participants (founders) on income payment).*

ROE and ROA are given on the basis of additional calculation up to annual values.

In 2Q05 a significant decrease in production volumes (caused by the planned repairs and revamping) and, accordingly, in sales volumes had a negative impact on the Company's financial performance. Amount of <u>sales proceeds</u> decreased by 12% as compared to 1Q2005.

Decrease in production volumes and consumption rate of raw materials, materials and fuel brought about a decrease in sales cost value (-9.6%) as compared to the first quarter of the previous year.

A significant sales proceeds decrease regarding cost reduction rate conditioned <u>gross profit</u> decrease by 14.8% as compared to 1Q05.

Amount of <u>net profit</u> (retained profit) in 2Q05 shrank by 10.3% as compared to 1Q05. The main cause of net profit reduction in 2Q05 was decrease in sales proceeds as a result of production volumes decrease and market conditions deterioration.

<u>ROE and ROA</u>

In the reporting period of the current year the Company's ROE and ROA went down, which was attested by ROE and ROA indices. Decrease in the Issuer's net profit (by – 10.3%) was the main factor of ROE and ROA deterioration:

- ***ROE indice decreased from 39.8% to 32.7%,***
- ***ROA indice decreased from 37.0% to 30.5%.***

In 2Q05 sales profit decrease by 12% together with products sales cost value reduction by 9.6% caused sales profitability decrease: sales profit in each ruble of sales proceeds accounted for 41.3 kopecks against 44.9 kopecks in 1Q05.

<u>Capital turnover</u> in 2Q05 slightly went down as compared to respective indice in 1Q05 due to decrease in sales proceeds.

4.1.2. Factors which influenced sales proceeds of the Issuer and income (losses) from the Issuer's operations.

Indice	*2Q05 to 1Q05*
Changes of sales proceeds (decrease -, increase +)	*-12.0%*
Change of cost value of products sold (decrease -, increase +)*	*-9.6%*
Sales profit change (decrease -, increase +)	*-19.1%*

** without commercial and administrative expenses*

In 2Q05 proceeds from sales of products, works, services decreased by 12% as compared to 1Q05.

The main factor which had an impact on decrease of proceeds was planned decrease in production volumes against the background of worsening situation in sales markets. Production volumes reduction mostly covered downstream products.

Reduction of production and, accordingly, of sales of metal products in 2Q05 was also the main factor of sales cost decrease by 9.6% regarding the first quarter.

As a result in the reporting quarter of 2005 the Company's sales profit turned out to be 19.1% as much as the profit of the previous quarter.

4.2. The Issuer's liquidity.

Indice	*as of 31.03.2005*	*as of 30.06.2005*
Own current assets, thousand rubles*	*63 075 426*	*70 958 566*
*Permanent assets index***	*0.47*	*0.45*
*Current ratio factor****	*9.81*	*10.40*
*Quick liquidity factor*****	*7.77*	*8.19*
Own funds autonomy factor	*0.93*	*0.90*

*Notes: * - **own current assets** = current assets – other current assets – own stocks bought out from shareholders – long-term accounts receivable – short-term liabilities + debt to participants (founders) on income payment + deferred income + other short-terms liabilites.*

*** - **fixed asset index** = (current assets + long-term accounts receivable) / (Capital and provisions – target financing and earnings + deferred income – own stocks bought out from shareholders + debt to participants (founders) on income payment).*

**** - **current ratio factor** = (Current assets – long-term accounts receivable - own stocks bought out from shareholders – other current assets) / (short-term liabilities – deferred income - debt to participants (founders) on income payment).*

***** - **quick liquidity factor** = (Current assets – long-term accounts receivable - own stocks bought out from shareholders – other current assets – inventories) / (short-term liabilities – deferred income - debt to participants (founders) on income payment).*

Own current assets

As of 30.06.05 own current assets value increased by 12.5% regarding 31.03.05 level. This was caused by the increase in own capital due to retained profit.

During the period of April- June, 2005 non-current assets increased insignificantly (+3.8%), that is why own capital increase was directed at financing of current assets, which led to the increase in current assets value.

Permanent assets factor

Permanent assets factor did not change significantly in 2Q05. It met recommended fixed assets factor of <=0.9.

Current ratio factor and quick liquidity factor

In the reporting period current ratio and quick liquidity factors increased as compared to the preceding period of the current year, which was influenced by the increase in the Issuer's current assets value by 11.8% (due to placement of free monetary funds in currency deposits).

Current ratio factors dynamics attests to the complete short-term debts self-sufficiency by current assets for economic activity pursuance and to a high degree of the Company's solvency.

Apart from it quick liquidity factors attest to the Company's ability to completely repay short-term liabilities without sales of inventories.

Own funds autonomy factor.

This factor indicates own capital share in the assets and characterizes the degree of the issuer's financial independence of creditors. Own funds autonomy factor as of 30.06.05 accounts for 0.9. This factor allows to assume low degree of the Issuer's financial dependence on creditors.

Adequacy of the Issuer's capital and current assets

Increase in NLMK's assets is facilitated by a steady own capital increase. Own capital share in the total value of the Company's assets as of 30.06.2005 accounted for 90.0%.

Own capital and current assets adequacy factors

Indice	*1Q05*	*2Q05*
Relation of debt funds to capital and reserves, %	*7.2%*	*11.2%*
Relation of short-term liabilities to capital and reserves, %	*6.3%*	*10.2%*

Own capital (Form 1, p. 490), thousand rubles	*116 423 644*	*121 549 161*
Current assets (Form 1, p. 290), thousand rubles	*70 326 866*	*78 613 296*
Short-term liabilities (Form 1, p. 690), thousand rubles	*7 295 823*	*12 340 407*
Average daily operating expenses, thousand rubles	*171 586.5*	*155 363.3*

As of 30.06.2005 relation of debt funds to own capital accounted for 11.2%, relation of short-term liabilities to own capital accounted for 10.2%. These indices attest to the Company's low dependence on debt funds.

Amount of the Issuer's own capital is adequate to cover the current operating expenses and fulfillment of short-term liabilities (as of 30.06.2005 own capital exceeds the amount of short-term liabilities by almost 10 times).

The Issuer doesn't have any operating expenses related to interest payment (Form 2, p. 070). Average daily operating expenses in 2Q05 accounted for 155.4 mln. rubles (13 982.7 mln. rubles per quarter (Form 2, p. 100)). Operating expenses are almost completely covered by operating income (Form 2, p. 090) which accounted for 13 914.1 mln. rubles in 2Q05. Apart from it, the amount of current assets (Form 1, p. 290) as of 30.06.2005 accounted for 78 613.3 mln. rubles. All this attests to the adequacy of the Issuer's current assets for covering the current operating expenses in 2Q05.

4.3. Amount, structure of capital and current assets of the Issuer.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

thousand rubles

Capital and reserves	as of 31.03.2005		as of 30.06.2005	
	value	share	value	share
Equity	*5 993 227* [1]	*5.1%*	*5 993 227*[1]	*4.9%*
Total value of the Issuer's shares bought out by the Issuer for further on-selling (transfer)	*0**	*0%***	*0**	*0%***
Capital reserves	*299 661*	*0.3%*	*299 661*	*0.2%*
Paid-in capital	*4 411 635*	*3.8%*	*4 377 080*	*3.6%*
Retained (net) profit	*105 719 121*	*90.8%*	*110 879 193*	*91.2%*
Purpose financing and takings	-	*x*	-	*x*
*Total capital ****	*116 423 644*	*100%*	*121 549 161*	*100%*

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of the Issuer's outstanding shares*

**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

[1] – Corresponds to NLMK's Statute approved by Extraordinary Meeting of Shareholders dd. 3.12.2004 (Minutes No. 20) registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 09.12.2004.

[2] - Corresponds to NLMK's Statute approved by Extraordinary Meeting of Shareholders dd. 3.12.2004 (Minutes No. 20) registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 09.12.2004.

- *with amendments dd. 20.05.2005 (Minutes No. 21) approved by Annual General Meeting of Shareholders registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 03.06.2005.*

- *with amendments dd. 14.06.2005 (Minutes No. 128) approved by NLMK's Board of Directors registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 01.07.2005.*

Amount and structure of NLMK's current assets

thousand rubles

Current assets	as of 31.03.2005		as of 30.06.2005	
	value	share	value	share
Inventory	14 574 667	20.7%	16 693 025	21.2%
VAT on acquired valuables	2 334 226	3.3%	1 557 902	2.0%
Accounts receivable (due in more than 1 year)	74 038	0.1%	89 775	0.1%
Accounts receivable (due within 1 year)	18 283 703	26.0%	17 598 776	22.4%
Short-term financial investments	32 500 572	46.2%	40 593 006	51.6%
Cash and its equivalents	2 542 109	3.6%	2 063 124	2.6%
Other current assets	17 551	0.02%	17 688	0.02%
TOTAL for current assets*	70 326 866	100%	78 613 296	100%

* Total for "Current Assets" Section of Balance Sheet (form No. 1).

The main source for the Company's current assets financing is own funds which increased mainly due to the Company's retained profit. As of 30.06.05 own capital increase accounted for 4.4% to the level of the indice as of 31.03.2005.

Own capital share n the total value of assets slightly decreased from 93.3% to 90.0% as a result of usage of profit from previous years for payment of dividends for 4Q04 (page 630 "Debts to participants on income payment").

Structure of NLMK's total capital

thousand roubles

	as of 31.03.2005		as of 30.06.2005	
	value	share	value	share
Capital and reserves	116 423 644	93.3%	121 549 161	90.0%
Long-term liabilities	1 061 965	0.9%	1 237 678	0.9%
Short-term borrowings	0	0%	0	0%
Accounts payable	7 159 851	5.7%	7 547 267	5.6%
Other liabilities	135 972	0.1%	4 793 140	3.5%
Total:	124 781 432	100%	135 127 246	100%

The Issuer's policy in financing of current assets

On the basis of analysis made to financial status only stable banks are selected. For each of the banks NLMK defines limit of funds placement required for current activity as well as spare cash.

In case of market conditions worsening and changes of the Company's investment plans residual cash and its equivalents which accounted for 42.7 bln. roubles as of 30.06.2005 could be used.

Taking into account stable performance of the Company during a long period of time as well as high share of own funds in the Company's capital, NLMK has a possibility to attract significant funds on favorable terms both in the form of bank credits and bond offering.

4.3.2. The Issuer's financial investments.

NLMK's financial investments which are 10% and more of all its financial investments as of the date of the reporting period closure.

1. Financial investments into issuing securities:

Type of securities: ***common stock***

Full name of Issuer: ***Open joint-stock company «Stoilensk GOK»***

Abbreviated name of Issuer: ***OAO «Stoilensky GOK»***

Domicile: ***Russian Federation***

State registration number for securities issue: ***1-01-00154-A***

Date of state registration of securities issue: ***28.11.2003***

State registrar of securities issue: ***Russian Federal Committee of Securities***

Quantity of securities belonged to NLMK (pieces): ***3 020 337***

Total par value of securities belonged to NLMK (thousand rubles): ***3 020.337***

Total book value of securities belonged to NLMK (thousand rubles): ***18 896 155***

Dividends on common stock in 2005 upon results of 2004 performance (per 1 share) (rubles): ***122***

Repayment period: ***July 22, 2005***

2. Other financial investments:

Type of financial investment: ***deposits***

2.1. Full name of lending agency: ***Bank of Foreign Trade (open joint-stock company), Additional Office No. 6***

Abbreviated name of lending agency: ***OAO Vneshtorgbank, Additional Office No. 6***

Domicile: ***43, ul. Vorontsovskaya, Moscow 109044***

Main deposit debt (thousand rubles): ***12 048 535*** (Deposits placed with OAO Vneshtorgbank, Additional Office No. 6, in aggregate amounts to more than 10% of all NLMK's financial investments as of June 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***81 402***

2.2. Full name of lending agency: ***Closed joint-stock company "International Moscow Bank"***

Abbreviated name of lending agency: ***ZAO International Moscow Bank***

Domicile: ***9, Prechistenskaya naberezhnaya, Moscow 119034 Russia***

Main deposit debt (thousand rubles): ***6 818 997*** (Deposits placed with ZAO International

Moscow Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of June 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***20 950***

2.3. Full name of lending agency: ***Deutsche Bank Ltd.***

Abbreviated name of lending agency: ***OOO Deutsche Bank***

Domicile: ***4, ul. Schepkina, Moscow 129090***

Main deposit debt (thousand rubles): ***6 870 423*** (Deposits placed with OOO Deutsche Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of June 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***45***

There are no other financial investments inclusive of the same to any other non-issuing securities as well as to chartered capital of limited liability companies amounting to 10 and more percent of all financial investments of NLMK as of 30.06.2005.

Financial investments are accounted at NLMK according to Provision on accounting "Accounting of financial investment" PBU 19/02, approved by Order of the RF Ministry of Finance No. 126n dd. 10.12.2002 as well as by Provision on accounting policy of NLMK for accounting approved by Order of the Company No. 838 dd. 31.12.2004.

4.3.3. Intangible assets of the Issuer.

Information on composition of intangible assets, initial (replacement) value of intangible assets and value of accumulated depreciation.

(rubles)

No	*Description of intangible assets group*	*Initial (replacement) value*	*Accumulated depreciation*
	As of 30.06.2005		
1	**Sole rights for PC applications and databases**	**14 244 713**	**13 789 290**
2	**Sole rights for inventions**	**3 904 765**	**500 086**
3	**Sole rights for production prototypes**	**200 000**	**200 000**
4	**Sole rights for utility models**	**633 804**	**421 047**
5	**Sole rights for trade marks and service marks**	**143 021**	**43 962**
6	**Sole rights for artwork, science work, literature publications**	**39 167**	**11 308**
7	**Other rights**	**309 032**	**309 032**
	Total	**19 474 502**	**15 274 725**

There were neither intangible assets entered to chartered capital nor received free of charge.

Information on intangible assets of the Company is generated and reflected in the financial statements in conformity with Provisions of accounting «Accounting of intangible assets» PBU 14/2000, approved by Order of the RF Ministry of Finance No. 91n. dd. 16.10.2000, as well as provision on NLMK's accounting policy, approved by the Company's Order No. 838 dd. 31.12.2004.

4.4. Information on policy and expenses of the Issuer in the area of technological progress, as regards to licenses and patents, new developments and investigations.

The Issuer's policy in the area of technological progress in the reporting period was defined by NLMK's quality policy.

One of approaches of the policy in the area of technological development is acquisition of rights for intellectual property by patent protection of new technical solutions developed at NLMK.

In 2Q05 2 patents for inventions were received. They are enlisted below.

List of patents for inventions received in 2Q05.

No.	*Description of an invention, utility model*	*Issue date*	*Validity of patent*
1.	*Filter*	*10.05.2005*	*20 years*
2.	*Method of briquettes formation from iron-bearing waste*	*10.06.2005*	*20 years*

List of Certificates for trade marks of NLMK valid as of 30.06.2005

No.	Description	Issue date	Validity
1	*Pictorial trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Pictorial trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Pictorial trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Pictorial trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 3.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Pictorial trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*
12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*

Constant control over prompt payment of all patent fees on inventions and utility models, over prolongation of trade mark registration validity, over submission of applications on registration of trade mark in case of the Company's product mix

diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D under agreements in force for 2Q05 accounted for 6 831 683 rubles, of them 83 905 rubles related to patents and licenses obtaining.

4.5. Analysis of trends in the Issuer's core activity.

After headlong growth of the world steel production in 2004 wold steel market conditions changed in 2005. In spite of the continuing increase in steel production in the world in the first half of the current year world steel prices for products of iron and steel industry saw a descending tendency.

Deterioration of the world steel market conditions which started at the beginning of 2005 was reflected in the development of Russian iron and steel industry. In quarter II Russian steelmaking companies, export-oriented first of all, slowed down their rates of production growth or reoriented their supplies to the domestic market.

Thus, in 2Q05 industry-wise output of pig iron decreased by 6.1% as compared to the first quarter, steel ourput – by 3.9%, flats output – by 5.3% (according to the information of "Chermet" Corporation).

NLMK's production dynamics coincided in many respects with the industry development in this period. NLMK's production indices like the4 industry indices decreased in Q. 2 of the current year as compared to the previous quarter: pig iron output decreased by 19.7%, steel output - by 13.6%, finished flats output – by 14.1%. The decrease was caused by implementation of production policy which allows to get through the recession period with minimal losses and to prepare the Company for an ascending trend in sales markets. From the beginning of the year NLMK conducts major overhauls and takes measures aimed at technical reconstruction causing partial shutdown of production facilities.

In 2Q05 NLMK, like many Russian iron and steel companies, reduced products for sale output by 9.6% in cost expression as compared to 1Q05.

It should be noted that higher prices for the Company's steel products in the domestic markets compared to export prices allowed NLMK to increase cost of sales in the domestic market.

Today the Company has the lowest costs per 1 rouble of products for sale and the highest profit before taxation in the industry. Vertically-integrated business model created at NLMK as well as policy of strict costs control in the conditions of worsening market conditions of the world steel market allows the Company to maintain its position in the market and a high level of profitability.

<u>*Main competitors of the Issuer*</u>

The main competitors of NLMK in the domestic market are OJSC "MMK" and OJSC "Severstal".

The Company is characterized by the following strong competitive advantages:

- *diversification of production process. NLMK is an integrated steel company with production along the whole chain starting from pig iron to coated flats;*
- *geographical location. The Company is located in close proximity to main steel-consuming regions of Russia as compared to its competitors.*
- *priority in development of high value-added products. NLMK was the first in Russia to master production of prepainted steel and is the only producer of electrical steel of high grades and cold rolled structural quality flats.*

- *high stable quality remains the main requirement to products in any market. Starting from 2000 a program of technical reconstruction and development has been implemented to improve quality of products.*
- *demand for products in the world market. NLMK ships its products to actually all industrially developed countries, is a leading slab exporter from Russia.*
- *fast reaction to market tendencies.*

As compared to competitors the Company's position remains unchanged both in near-term and remote outlook because their technology and equipment are comparable to that of NLMK by the highest standards. All the three companies invest much into reconstruction and upgrading of equipment. Against a general background of capacity increase and quality improvement any qualitative overtaking is hardly possible.

Following world tendencies NLMK is commissioning Hot Dip Galvanizing Line. Production of this type of products will allow NLMK to hold and expand its position in world market of coated flats.

NLMK exports its products to several dozens countries of the world. There are producers of the same products practically in each country – importer. Besides NLMK steel companies from other countries supply their products to these markets. So, NLMK experiences multiple competitions in the foreign market and it seems impracticable to single out specific competitors in the world market.

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on employees of the Issuer.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out the general management of the Company activity excluding those issues, which fall under the exclusive competence of the Shareholders' Meeting.

The Board of Directors consists of 9 persons.

The management of the routine business of the Company is exercised by the Company's single executive body – Director General and by the Company's corporate executive body – the Management Board.

The competence of Director General and Management Board covers all the issues related to the management of the Company's routine business except the matters of exclusive competence of the General Shareholders' Meeting and the Board of Directors.

The Director General and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The Director General also fulfils the functions of the Company's Management Board Chairman.

The Management Board is a corporate executive body of the Company, which acts with the authority of the Federal Act "On the joint-stock companies", the Company Statute and Regulations on the Management Board of the Company approved by the General Shareholders' Meeting.

The organization and membership of the Management Board are approved by the Board of Directors upon presentation by the Director General.

The competence of the general meeting of the issuer's stockholders (participants) in accordance with its statute (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Statute):

1) changes and additions to the Statute or approval of the Statute in new revisions;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the interim and final liquidation balances;

4) establishment of the quantitative staff of the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of declared shares and rights given by these shares;

6) increase in the Company's chartered capital through share par value increase; increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes more than 25% of the common shares earlier placed by the Company; increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not realized within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of Director General and premature termination of its authority;

9) election of the Auditing Committee members and premature termination of their authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of 1Q, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including income statements of the Company, as well as distribution of Company's profits (including payments (declaration) of dividends with exclusions of profits distributed as dividends upon reults of 1Q, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Meeting;

13) appointment of the Accounts Committee members and premature termination of their authority in case of the Company's Registrar functions as the Accounts Committee according to requirements to Federal Law "On joint-stock companies";

14) split-up and consolidation of the shares;

15) making decisions on approval of transactions in cases stipulated in Article 83 of the Federal Law «On Joint-stock Companies»;

16) making decisions on approval of major transactions in cases stipulated in Article 79 of the Federal Law "On Joint-stock Companies";

17) acquisition of the subscribed shares by the Company in cases, stipulated in the Federal Law "On Joint-stock Companies";

18) making decisions on involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

20) decision-making on other matters stipulated by the Federal Law "On Joint-stock Companies" and / or the present Statute.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to the competence of executive bodies of the Company.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to competence of the Board of Directors of the Company except in cases stipulated in the Federal Act "On the joint-stock Companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Statute (constituent documents):

The following matters fall within the competence of the Board of Directors (Chapter 5, Article 30 of the Company's Statute):

1) definition of priority activities of the Company;

2) convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases, when in accordance with the Federal Law "On Joint-stock Companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the General Shareholders' Meeting agenda;

4) definition of the date of list of the shareholders who are entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Statute and the Federal Law "On Joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) preliminary approval of annual reports, annual financial statements, including income statements of the Company for a financial year;

6) increase of the Company's chartered capital by placement of additional shares by the Company out of its property within the quantity of declared shares.

7) increase of the Company's chartered capital by placement of additional shares by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

8) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On the joint-stock Companies";

9) approval of decisions on offering, prospectus, report on offering results, their amending and revising.

10) placement of bonds and other securities issued by the Company in cases provided for by the Federal Law "On Joint-stock companies";

11) determination of price (pecuniary valuation) of the property, price of offering and redemption of the securities issued in cases provided for by the Federal Law "On Joint-stock Companies";

12) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On the joint-stock companies";

13) constitution of the Management Board and early termination of its authorities; determination of rewards and compensations paid to its members; conclusion of contracts with the Director General and members of the Management Board on behalf of the Company;

14) determination of terms and conditions of contracts with the Director General and members of the management board;

15) recommendations to the General Shareholders' Meeting on amount of reward and compensation paid to members of the Auditing Committee and determination of payment amount for Auditor's services;

16) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;

17) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;

18) use of reserve and other funds of the Company;

19) approval of internal papers of the Company excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Statute and Federal Law "On Joint-stock Companies", or other internal documents of the Company which fall within the competence of the Director General and Management Board in accordance with the present Statute;

20) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and expanding of these provisions;

21) approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-stock Companies";

22) approval of transactions provided for by Chapter XI of the Federal Law "On Joint-stock companies";

23) approval of the Company Registrar and terms of agreement with him/her, as well as cancellation of agreement;

24) suspension of the Director General's activity;

25) appointment of temporary acting Director General;

26) decision on Company's participation in other organizations, excluding participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;

27) establishment of Committees under the Board of Directors, approval of internal documents, which regulate activities of these Committees;

28) other matters provided for by the Federal Law "On Joint-stock Companies" and the present Statute.

The matters that fall within the competence of the Company's Board of Directors cannot be transferred to the executive body of the Company for decision.

Competence of the individual and corporate executive bodies of the issuer in accordance with its Statute (constituent documents):

The Competence of the Director General (Chapter 6, Article 37 of the Company Statute).

The competence of the Director General includes all issues of routine Company activities management excluding those in the exclusive authority of the General Shareholders' Meeting and the Board of Directors.

The Director General acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company's activities;

- has the right of the first signature in financial documents;

- represents the Company both in the RF and outside it;

- approves staff list, concludes employment agreements with employees of the Company, fires, applies incentive measures to employees and imposes penalties on them;

- governs the activities of the Management Board and presides at its meetings;

- presents for the Board of Directors' approval an individual list of the members of the Management Board;

- conducts transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On the Joint-Stock Companies" and this Statute;

- issues power of attorney on behalf of the Company;

- opens the Company's accounts with banks;

- makes provisions for the Company's accounting and book-keeping conduction;
- issues orders and gives instructions which are binding for all employees of the Company;
- defines a list of data representing commercial secret of the Company, and means of such data protection in accordance with the effective legislation;
- approves internal documents of the Company, which regulate the Company's routine activities, excluding those in the exclusive authority of the Management Board.
The Director General is entitled to appoint acting Director General for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 38 of the Company Statute).

The exclusive competence of the Company's Management Board includes:
- development and submission to discussion by the Board of Directors of the Company's development concept;
- securing of contracts with the Company's assets when the amount due or the subject goods value exceeds 10 per cent of the balance value of the Company's assets, excluding transactions performed in the normal course of business;
- approval of internal routine Rules and other local regulations according to the list specified by the Director General;
- conclusion of the Collective Agreement with the Company staff (authorized body);
- other issues referred to the competence of the Company's Management Board under the effective legislation of the RF.

Availability of Corporate Behaviour Code or any other similar document:
The Extraordinary General Shareholders' Meeting, which took place on December 3, 2004, (Minutes No. 20) approved the Corporate Governance Code of OJSC "Novolipetsk Steel".

Address in the Internet with free access to full text of Issuer's Corporate Management Code:
www.nlmk.ru/rus/company/docs.php3

Information on any changes to the Issuer's Statute made during the reporting period as well as on any internal documents which govern the activity of the Issuer's bodies:
During the reporting period:

- *Upon the results of the Company's performance in 2004 the General Shareholders' Meeting which took place on May 20, 2005 (Minutes No. 21) approved:*
- *entering changes into item 1.1. of Article 1 of the Company's Statute;*
- *Provision on remuneration of the Board members (new revision).*

Record on state registration of the changes entered into constituent documents of NLMK was registered with the Unified State Register of Legal Persons by Inspection of the Federal Tax Service of Levoberezhny region of Lipetsk on June 03, 2005.

- *Upon the decision of NLMK's Board dd. June 14, 2005 (Minutes No. 128) item 50.1, article 50 of the Company's Statute was changed.*

Record on state registration of the changes entered into constituent documents of NLMK was registered with the Unified State Register of Legal Persons by Inspection of the

Federal Tax Service of Levoberezhny region of Lipetsk on June 01, 2005.

No changes have been entered into NLMK's internal documents regulating activity of the Company's bodies.

Address in Internet with free access to full text of current Statute of the Company and internal documents which regulate the Company activity:
www.nlmk.ru/rus/company/docs.php3

5.2. Information on members of the Issuer's authorities.

Board of Directors:

Chairman: ***Vladimir S. Lisin***

Members of the Board:
Oleg V. Bagrin
Year of birth: ***1974***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – 2000***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Head of Risk Management Department***

Period: ***2000 – 2002***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Director of Treasury***

Period: ***2002 – 2003***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Deputy Chairman***

Period: ***2003 – 2005***
Organization: ***OOO "Rumelko"***
Title: ***Director of Financial Assets Management***

Period: ***2003 – 2004***
Organization: ***Moscow branch of OJSC "Lipetskcombank"***
Title: ***Vice-president (pluralistically)***

Period: ***2005 – up to now***
Organization: ***ZAO IK "Libra Capital"***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolay A. Gagarin

Year of birth: ***1950***

Education: ***higher vocational***

Titles for the last 5 years:

Period: ***2000 - 2003***

Organization: ***Moscow State Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***

Title: ***Executive Partner***

Period: ***2003 – up to now***

Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin & Partners"***

Title: ***Chairman of the Council***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Dmitry A. Gindin

Year of birth: ***1946***

Education: ***higher vocational***

Titles for the last 5 years:

Period: ***2000 – up to now***

Organization: ***Open joint-stock Moscow Plant "Sapphire"***

Title: ***Director General***

Period: ***2001 – 2005***

Organization: ***Limited-liability company "Management holding company "Metalloinvest""***

Title: ***President (pluralistically)***

Period: ***2004 – up to now***

Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***

Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies

Oleg V. Kisilev
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2001 – 2005***
Organization: ***OOO "Mosexpo - Metall"***
Title: ***Director***

Period: ***2002 – 2002***
Organization: ***ZAO "The 6th television channel"***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***Scientific company "Media-Socium "***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***OOO "Renaissance Capital – Financial Consultant "***
Title: ***Advisor on investments, directorate***

Period: ***2005 – up to now***
Organization: ***OOO "Mosexpo-Metall"***
Title: ***Director (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***OOO "Rumelko"***
Title: ***Director General***

Period: ***2001 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***General Counsel***

Period: ***2000 - up to now***
Organization: ***Academy of National economy with Government of the Russian Federation***
Title: ***Professor of Market issues and Economic mechanisms faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolai P. Lyakishev
Year of birth: ***1929***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***
Title: ***Director***

Period: ***2004 – up to now***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***
Title: ***Scientific adviser***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Randolph Reynolds
Year of birth: ***1941***

Education: ***graduate of Bellarmin College***

Titles for the last 5 years:
Period: ***2000 - 2002***
Organization: ***Industrial Advisors, Inc.***
Title: ***Director***

Period: ***2002 – up to now***
Organization: ***Industrial Advisors Services, Inc.***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir N. Skorokhodov
Year of birth: ***1951***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***Deputy Director General***

Period: ***2000 - up to now***
Organization: ***Lipetsk State Technical University***
Title: ***Professor at "Rolling Production" faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor P. Fedorov
Year of birth: ***1966***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2003***

Organization: ***Moscow State Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Lawyer of the Moscow State Lawyers Bar***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin &Partners"***
Title: ***Lawyer of the Moscow State Lawyers Bar***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Issuer's individual executive body and members of the corporate executive body:

Vladimir P. Nastich
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***"NLMK"***
Title: ***Director on Metallurgy***

Period: ***2000 - 2004***
Organization: ***"NLMK"***
Title: ***Technical Director – First Deputy Director General***

Period: ***2004 – up to now***
Organization: ***"NLMK"***
Title: ***Director General***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey A. Rakitin
Year of birth: ***1954***

Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***"NLMK"***
Title: ***Deputy Head of Production on mechanical and power equipment of Cold Rolling Production***

Period: ***2000 - 2002***
Organization: ***"NLMK"***
Title: ***Head of Cold Rolling Production***

Period: ***2002 - 2004***
Organization: ***"NLMK"***
Title: ***Head of Hot Rolling Shop No.3***

Period: ***2004 – 2005***
Organization: ***"NLMK"***
Title: ***Chief Engineer***

Period: ***2005 – up to now***
Organization: ***"NLMK"***
Title: ***Technical Director - Chief Engineer***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Director for Economics***

Period: ***2000 - 2002***
Organization: ***NLMK***
Title: ***Director for Economics***

Period: ***2003 - up to now***
Organization: ***NLMK***
Title: ***Director for Economics and Finance***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Economics and Finance***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Deputy Purchase Director, Head of Equipment and Import Purchases Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Purchase Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Sales Director***

Period: ***2000 - 2005***
Organization: ***NLMK***
Title: ***Deputy Production Director***

Period: *2005 – up to now*
Organization: *NLMK*
Title: *Production Director*

Share in the Issuer's stockholders' equity: *0.00017%*
Number of the Issuer's shares that could be purchased as result of option to buy: *no options*
Shares in the Issuer's subsidiaries/affiliates: *none*
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: *no options*
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: *no*

Pavel P. Gorodilov
Year of birth: *1957*
Education: *higher vocational*

Period: *2000 - up to now*
Organization: *NLMK*
Title: *Sales Director*

Share in the Issuer's stockholders' equity: *0.00022%*
Number of the Issuer's shares that could be purchased as result of option to buy: *no options*
Shares in the Issuer's subsidiaries/affiliates: *none*
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: *no options*
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: *no*

Anatoly N. Koryshev
Year of birth: *1944*
Education: *post-graduate vocational*

Titles for the last 5 years:
Period: *2000 - up to now*
Organization: *NLMK*
Title: *Director of the Repairs Plant*

Share in the Issuer's stockholders' equity: *none*
Number of the Issuer's shares that could be purchased as result of option to buy: *no options*
Shares in the Issuer's subsidiaries/affiliates: *none*
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: *no options*
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: *no*

Alexander I. Kravchenko
Year of birth: ***1955***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Head of Legal Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Legal Issues Director***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey P. Melnik
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Military service in Russian Army.

Period: ***2001 - 2001***
Organization: ***OOO "Larmet"***
Title: ***Manager***

Period: ***2001 - 2003***
Organization: ***OOO "Vimet"***
Title: ***Manager***

Period: ***2003 - 2003***
Organization: ***NLMK***
Title: ***Security Division Adviser (pluralistically)***

Period: ***2003 - 2004***
Organization: ***NLMK***
Title: ***Security Division Adviser***

Period: ***2004 – up to now***

Organization: *NLMK*
Title: ***Personnel and General Issues Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey V. Perekatov
Year of birth: *1959*
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: *NLMK*
Title: ***Director of Construction and Repair Complex***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladislav A. Smirnov
Year of birth: ***1949***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: *NLMK*
Title: ***Power Division Director***

Period: ***2004 - up to now***
Organization: *NLMK*
Title: ***Deputy Director General for Power***

Period: ***2004 - up to now***
Organization: ***Limited-liability company "Lipetsk City Electric Company"***
Title: ***Director General (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander A. Sokolov
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Director for Accounting, Accountability and Audit – Chief Accountant***

Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Accounting Director – Chief Accountant***

Period: ***2004 – up to now***
Organization: ***Lipetsk branch of All-Russian Correspondence Finance & Economy Institute***
Title: ***part time senior tutor (pluralistically)***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir A. Tretyakov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***Lipetsk State Technical University***
Title: ***Professor of "Rolling Production" Faculty***

Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***IT Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Victor V. Khripunkov

Year of birth: ***1960***

Education: ***post-graduate vocational***

Titles for the last 5 years:

Period: ***2000 – up to now***

Organization: ***NLMK***

Title: ***Security Director***

Share in the Issuer's stockholders' equity: ***0.00017%***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Stanislav E. Tsyrlin

Year of birth: ***1968***

Education: ***higher vocational***

Titles for the last 5 years:

Period: ***2000 – 2000***

Organization: ***The Boston Consulting Group***

Title: ***Project Leader***

Period: ***2000 – 2003***

Organization: ***The Boston Consulting Group***

Title: ***Deputy Director***

Period: ***2003 – 2004***

Organization: ***LLC "Rumelko"***

Title: ***Assistant of General Counsel***

Period: ***2004 – up to now***

Organization: ***NLMK***

Title: ***Director for Strategy and Management System***

Share in the Issuer's stockholders' equity: ***no***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to

buy: *no options*

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The person acting as the Issuer's single executive body: ***Vladimir P. Nastich***

5.3. Information on remuneration, privileges and / or refund of charges to each Management body of the Issuer.

Remuneration paid to members of the Board of Directors and the Management Board for 2004

(rubles)

No.	**Remuneration type**	**Board of Directors**	**Management Board**
1.	*Remuneration*	*10 847 639*	-
2.	*Salary*	-	*18 516 805*
3.	*Premium, welfare*	-	*12 299 460*
4.	*Presents*	*4 800*	*18 000*
5.	*Dividends*	-	*262 247*
6.	*Author's royalty*	*3 196 129*	*3 554 006*
	Total	16 048 568	34 650 518

Remuneration can be paid and charges related to performance of Management Board members' functions can be refunded to Management Board members within the period of their duties execution. Amount, conditions and procedure of remuneration payment and charges refund to members of the Board of Directors are established by the Provision on remuneration of the Company's Board of Directors approved by the General Shareholders' Meeting.

Remuneration can be paid and charges can be refunded to Members of the Management within the period of their duties execution. Conditions and procedure of remuneration payment and charges refund are established by a contract concluded with members of the Management Board, in accordance with the Provision on remuneration of the Company's Management Board members' labor, approved by the Company's Board of Directors upon presentation by the Personnel and Remuneration Committee.

5.4. Information on structure and competence of controlling authorities over financial performance of the Issuer.

The Auditing Committee and Internal Audit Service exercise control over the financial and economic activities of the Company.

Auditing Committee

The Auditing Committee consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Provision on the Auditing Committee approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Provision on the Auditing Committee regulates the Auditing Committee procedures, the authority of its members, the rate and procedure of remuneration payment and expenses reimbursement to members of the Auditing Committee.

The Company's Auditing Committee Members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on the yearly-based business results and is conducted at any time on initiative of the Auditing Committee of the Company and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Auditing Committee audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity auditing the Committee makes a report on authenticity of data contained in the Company's annual report, balance sheets, income statement.

Internal Audit Department

The Internal Audit Service – Audit Division, established sine die under Director General's Order dd. 17.04.1997, is administratively subordinated to the Director General.

Key staff: Valery S. Kulikov; Igor A. Matsak.

The competence of the Internal Audit Department covers:

- *auditing of financial and economic, commercial and production activity of the Company's divisions;*
- *evaluation of process related to acquisition, storage, protection and conservation of the Company's resources;*
- *detection of possible delinquencies, frauds and abuses on part of the Company's officials and reporting to the Company's managers on results;*
- *evaluation of internal control system as regards to efficiency of operations in the normal course of business.*

Management Board Members are informed on the results of the auditing upon their competency. The Board of Directors is informed in case of any material breach.

In process of its activity the Internal Audit Division cooperates with auditing firms working for the Company on contract basis.

Information on any inside document with the Issuer establishing rules aimed at prevention of inside information deployment:

The Issuer doesn't have any document establishing rules aimed at prevention of inside information deployment.

5.5. Information on members of controlling authorities over financial performance of the Issuer.

Members of the Company's Auditing Committee:

Valery S. Kulikov

Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Chief economist, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Natalia V. Kurasevich
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Auditor of the 1st category, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

<u>Officers of Internal Audit:</u>

Total number of employees of Audit Division, NLMK: 112

<u>Key staff of Audit Division, NLMK:</u>

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

5.6. Information on bonuses, privileges and / or expenses reimbursement to each controlling body over financial performance of the Issuer.

Bonuses paid to members of the Company's Auditing Committee for the last complete financial year:

Wages (rubles): ***1 975 811***

Bonuses (rubles): ***1 388 400***

Remuneration (rubles): ***289 933***

Presents (rubles): ***2 666***

Commissions (rubles): ***0***

Privileges and / or refund of charges: ***0***

Other real estate provisions (rubles): ***0***

The amount and procedure of remuneration and compensation payment to the Auditing Committee is established by Provision on remuneration and compensation payment to members of the Auditing Committee approved by Extraordinary Shareholders' Meeting held on December 3, 2004 (Minutes No. 20).

5.7. Information on staff and generalized data on education and personnel (employees) of the Issuer, as well as on changes in personnel (employees) of the Issuer.

Average number of employees (staff) of the Issuer inclusive of employees (staff) in his branches and representative offices as well as allocations to wages and social support for 2Q of the current year:

Description of the index	*2Q05*
Average staff, men	**38 645**
Share of the Issuer's staff with higher education, %	**22.20**
Amount of cash allocated to remuneration of labor, rubles	**1 289 395 741**
Amount of cash allocated to social security, rubles	**40 252 024**

Changes in personnel size of NLMK in the reporting period are not crucial for the Company.

NLMK's employees established a Trade Union branch of Mining and Steel-making trade union of Russia.

5.8. Information on any commitments of the Issuer to personnel (employees) related to possibility of their share interest in stockholders' capital (unit fund) of the Issuer.

There are no agreements or commitments of the Issuer related to possibility of its employees having a share in its stockholders' capital.

The Issuer did not give an option to his employees.

The possibility of granting such option was not considered by the Company.

VI. Information on shareholders of the Issuer and interested party transaction made.

6.1. Information on total number of shareholders of the Issuer.

Number of persons registered in shareholders register as of the date of the reporting quarter end – *10 204*,
inclusive:
nominal holders – *7.*

6.2. Information on shareholders of the Issuer having not less than 5 per cent of its stockholders' capital (unit fund) and not less than 5 per cent of its common stock as well as information on shareholders having not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders having not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: *SILENER MANAGEMENT LIMITED*
Abbreviated name: *SILENER MANAGEMENT LIMITED*
TIN: ***no***
Address: ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***18.98%***
Share of the Issuer's common stock: ***18.98%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share in the Issuer's common stock: ***no***

6.2.2. Full name: ***ULTIMEX TRADING LIMITED***
Abbreviated name: ***ULTIMEX TRADING LIMITED***
TIN: ***no***
Address: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***18.15%***
Share of the Issuer's common stock: ***18.15%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.3. Full name: ***VEFT ENTERPRISES LIMITED***
Abbreviated name: ***VEFT ENTERPRISES LIMITED***
TIN: ***no***
Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***16.31%***
Share of the Issuer's common stock: ***16.31%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.4. Full name: ***CASTELLA INVESTMENTS LIMITED***
Abbreviated name: ***CASTELLA INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***15.94%***
Share of the Issuer's common stock: ***15.94%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.5. Full name: ***MEROBEL INVESTMENTS LIMITED***

Abbreviated name: ***MEROBEL INVESTMENTS LIMITED***

TIN: ***no***

Address: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***

Share in the Issuer's chartered capital: *14.70%*

Share of the Issuer's common stock: *14.70%*

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: ***no***

Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.6. Full name: ***Closed joint-stock company «LKB-INVEST»***

Abbreviated name: ***ZAO «LKB-INVEST»***

TIN: ***4825018983***

Address: ***15, ul. Kedrova, Moscow 117036 Russia***

Share in the Issuer's chartered capital: *7.52%*

Share of the Issuer's common stock: *7.52%*

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***Closed joint-stock company "RUMELKO"***

Abbreviated name: ***OOO "RUMELKO"***

TIN: ***7727160666***

Address: ***15, ul. Kedrova Moscow 117036 Russia***

Share in the Issuer's shareholder chartered capital: ***99%***

Share of the Issuer's shareholder common stock: ***99%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.3. Information on the state stake or municipal share in stockholders' capital of the Issuer (unit fund) and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in stockholders' capital equals to: *0.000267%*

Name of the state stake administrator: ***Lipetsk Region Property Fund***

Legal address of the state stake administrator: ***2, ul. Skorokhodova, Lipetsk 398019 Russia***

Availability of special right for stake of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share):
not provided for

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on stake in the Issuer's chartered capital, inclusive of quantity and/or total value of the Issuer's shares held by one shareholder or on the number of votes granted to one shareholder, expressed in the Company's Statute.

There are no limitations related to stake in the Issuer's capital.

6.5. Information on changes in structure and shares of shareholders of the Issuer having not less than 5 per cent of its chartered capital (unit fund) or not less than 5 per cent of its common stock.

Shareholders having not less than 5 per cent of NLMK's chartered capital as of the date of list with persons having the right to participate in each General Shareholders' Meeting conducted for 5 last completed financial years:

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 3, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – April 18, 2000):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*BANQUE SCS ALLIANCE SA*	*19,99*
2.	*OMNISPECT LIMITED*	*18,42*
3.	*BOWLAND INVESTMENTS LIMITED*	*17,10*
4.	*BRIGHTWOOD VENTURES LIMITED*	*17,10*
5.	*S.M.U. HOLDING SA*	*10,62*
6.	*RAGON ENTERPRISES LIMITED*	*6,62*
7.	*TRADALCO SA*	*5,05*

Shareholders having the right to participate in Annual Shareholders' Meeting as of July 09, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – May 24, 2000):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*BANQUE SCS ALLIANCE SA*	*19,99*
2.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
3.	*OMNISPECT LIMITED*	*18,42*
4.	*S.M.U. HOLDING SA*	*10,62*
5.	*NORILSK MINING COMPANY*	*9,00*
6.	*RAGON ENTERPRISES LIMITED*	*6,62*
7.	*VALUE TRADING LIMITED*	*5,20*
8.	*TRADALCO SA*	*5,05*

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of October 21, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – August 31, 2000):

No.	Name of a shareholder	Share in chartered capital, %
1.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
2.	SILENER MANAGEMENT LTD	18,42
3.	S.M.U. HOLDING SA	14,43
4.	VEFT ENTERPRISES LIMITED	10,59
5.	NORILSK MINING COMPANY	9,00
6.	CASTELLE INVESTMENTS LIMITED	6,62
7.	RADLEY ENTERPRISES LIMITED	5,51
8.	VALUE TRADING LIMITED	5,20
9.	PROSUN CO LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 30, 2001 (date of list with persons having the right to participate in General Shareholders' Meeting – May 14, 2001):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,42
2.	STAHL-UND METALLUNTERNEHMENSHOLDING S.A.	14,43
3.	CLAYTON IMPORT & EXPORT S.A.	11,90
4.	VEFT ENTERPRISES LIMITED	10,74
5.	BOWLAND INVESTMENTS LIMITED	9,08
6.	MINING & SMELTING COMPANY "NORILSK NICKEL"	9,00
7.	CASTELLE INVESTMENTS LIMITED	6,62
8.	RADLEY ENTERPRISES LIMITED	5,51
9.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 06, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – February 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
2.	SILENER MANAGEMENT LTD	18,98
3.	STAHL-UND METALLUNTERNEHMENSHOLDING S.A.	14,43
4.	VEFT ENTERPRISES LIMITED	10,81
5.	MINING & SMELTING COMPANY "NORILSK NICKEL"	9,00
6.	CASTELLE INVESTMENTS LIMITED	6,62
7.	RADLEY ENTERPRISES LIMITED	5,51
8.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 28, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – May 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	10,81
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	9,01
6.	ULTIMEX TRADING LIMITED	8,29

7.	RADLEY ENTERPRISES LIMITED	8,23
8.	OMNILAX HOLDINGS LIMITED	7,59
9.	AHERON INVESTMENTS LIMITED	7,59
10	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 27, 2003 (date of list with persons having the right to participate in General Shareholders' Meeting – May 12, 2003):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	12,30
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	ULTIMEX TRADING LIMITED	8,28
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	OMNILAX HOLDINGS LIMITED	7,59
8.	AHERON INVESTMENTS LIMITED	7,59
9.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,51
10.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 23, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – February 24, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 25, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – May 07, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of December 3, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – October 15, 2004):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98

2.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
3.	*MEROBEL INVESTMENTS LIMITED*	*15,54*
4.	*ULTIMEX TRADING LIMITED*	*15,15*
5.	*VEFT ENTERPRISES LIMITED*	*12,31*
6.	*RADLEY ENTERPRISES LIMITED*	*8,23*
7.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*

Shareholders having the right to participate in Annual Shareholders' Meeting as of May 20, 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – April 04, 2005):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*ULTIMEX TRADING LIMITED*	*18,15*
3.	*VEFT ENTERPRISES LIMITED*	*16,31*
4.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
5.	*MEROBEL INVESTMENTS LIMITED*	*14,70*
6.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*

6.6. Information on interested party transactions made by the Issuer.

Total interested party transactions approved by each management body upon results of the last reporting quarter:

Reporting period	**NLMK's Management body that approved a transaction**	
	General Shareholder's Meeting	**Board of Directors**
2 Q 2005	*for the total amount of up to 4 500 000 thousand rubles and 275 000 000 in foreign currencies (equivalent in US dollars)*	*1 275 thousand rubles 110 000 thousand US dollars*

Information on interested party transaction concluded by the Issuer within the last reporting period, the price of which was 5 and more percent of the Company's assets book value defined upon financial statements as of the last reporting date before the transaction conclusion:

In 2Q05 among interested party transactions on the basis of which it could be possible to determine transaction price at approval date there were no transactions, the price of which was 5 and more percent of the Company's assets book value as of the last reporting date before the transaction.

Information on interested party transactions (a group of related transactions), and an approval decision by the Board of Directors (supervisory board) or by General Shareholders' Meeting was not made in cases when it was obligatory according to the Russian Law:

There were no such transactions.

6.7. Information on amount of accounts receivable.

Structure of the Issuer's accounts receivable as of 30.06.2005

Type of accounts receivable	Maturity date	
	Up to one year	Over one year
Accounts receivable of buyers and customers	11 422 316 019	43 935 307
inclusive of past-due	123 752 766	-
Accounts receivable upon bills receivable	-	-
inclusive of past-due	-	-
Accounts receivable of participants (founders) upon contributions to chartered capital	-	-
inclusive of past-due	-	-
Accounts receivable of advance payments made*	2 946 790 357	811 356 818
inclusive of past-due	20 042 160	-
Other accounts receivable	4 492 921 194	34 435 883
inclusive of past-due	18 198 665	-
Total	18 862 027 570	889 728 008
inclusive of total past-due	161 993 591	-

****) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.***

Debtors with a share of not less than 10% of total accounts receivable as of 30.06.2005

1. Name: *STEELCO MEDITERIAN TRADING LTD*
   Address: *Orpheos street, 10A-C, Nicosia, Cyprus*
   Accounts receivable: *5 268 027 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

2. Name: *TUSCANY INTERTRADE (UK)*
   Address: *24, Great King Street, Edinburgh, H3 6QN, Great Britain*
   Accounts receivable: *3 034 355 thousand rubles*
   inclusive of:
   past-due accounts receivable: *no*

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

NLMK's annual financial statements for the last completed financial year prepared under the Russian Law is enclosed to the Quarterly Report for the 1st quarter of this year.

7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

NLMK's quarterly financial statements for the last completed financial quarter, prepared according to the Russian Law, are attached to the present Quarterly Report.

Quarterly financial statements cover:
- *Balance Sheet – Form No.1;*
- *Income Statement – Form No. 2.*

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

The Company does not prepare consolidated financial statements according to legal requirements of the Russian Federation.

Moreover, the Company prepares Consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP). NLMK's consolidated financial statements for year 2004, prepared according to US Generally Accepted Accounting Principles, has been published on NLMK's site in the Internet.

Web-site where Consolidated Financial Statements of the Issuer prepared under US GAAP is published:

www.nlmk.ru/rus/index/yearindex.php3

7.4. Information on the Accounting policy of the Issuer

Provision on Accounting Policy in the purpose of accounting approved by NLMK's Order No. 838 dd. 31.12.004 "On accounting policy of NLMK" is attached to the present Report.

7.5. Information on total export as well as on share of export in total sales.

Index name	*1Q05*	*2Q05*	*Change, %*
Sales proceeds (mln. rubles)	*33 400.8*	*29 377.9*	*-12%*
Export sales proceeds (mln. rubles)	*22 773.6*	*17 836.2*	*-22%*
Export share in total sales proceeds (%)	*68.2%*	*60.7%*	*x*

7.6. Information on material changes in the Issuer's property after the date of the complete financial year end.

As of the reporting quarter end:

- *total initial value of buildings, structures, land lots as well as property in process of state registration accounted on NLMK's balance accounted for 17 274 555 025 rubles;*
- *amortization charged – 8 846 504 177 rubles.*

Within 12 months from the date of reporting quarter end NLMK evaluated some objects of property for sale without reflection of evaluation results in Balance Sheets.
There were no significant changes in the Company's property after evaluation.

There were no significant changes in the Company's property related to acquisition of disposal of property after 31.12.2004.

7.7. Information on the Issuer participation in any legal procedures if this participation could have significantly affected his financial performance.

Within three last years there were no legal procedures the Company's participation in which could affect its financial performance.

VIII. Additional information on the Issuer and on issued securities placed by him.

8.1. Additional information on the Issuer.

8.1.1. Information on amount, structure of stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: *5 993 227 240*

Breakdown of stockholders' capital as of the date of the reporting quarter closure:
Common stock:
Total at par value (rubles): *5 993 227 240*
Share in stockholders' capital: *100 %*
Privileged stock:
Total at par value (rubles): *0*
Share in stockholders' capital: *0 %*

As of 30.06.2005 the Issuer's shares did not circulate outside of the Russian Federation.

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Within the period from January 1, 2000 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.
In the 2nd quarter 2004 stockholders' capital of the Company was changed due to placement of additional common stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:

Common stock:

Total at par value (rubles): ***5 987 240***

Share in stockholders' capital: ***100 %***

Privileged stock:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***

Date and number of Minutes of Management body meeting on which a decision to change stockholders' capital was taken:, ***Minutes No. 106 dd. 05.02.2004.***

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:

Common stock:

Total at par value (rubles): ***5 993 227 240***

Share in stockholders' capital: ***100 %***

Privileged stock:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

The amount of stockholders' capital did not change starting from 30.06.2004 till now.

8.1.3. Information on generation and use of reserve fund as well as other Issuer's funds.

In accordance with the Company Statute NLMK generates a reserve fund of not less than 5 per cents of its chartered capital. Size of the reserve fund shall be determined by decision made by the Board of Directors. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, defined by the Board of Directors of the Company according to the Company's Statute.

As of the date of the reporting quarter end the size of NLMK's reserve fund amounted to 299 661 362 rubles or 5% of its chartered capital.

Within the reporting quarter the reserve fund was not used.

There were no other funds to be generated at NLMK out of its net profit.

8.1.4. Information on procedure of convocation and conduction of the Issuer's supreme management body meeting:

The Issuer's management body:

The Supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the information in newspaper «Gazeta», newspaper «MG» and in NLMK's web-site in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more per cent of the Company's shares as well as nominal shareholders are informed of the meeting in written. The written notifications are sent by the registered mail not later the date stated in this clause.

Persons (bodies) having the right to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Committee, Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Committee, Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda to the Extraordinary Shareholders' Meeting as well as in case the Board of Directors are liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Law "On joint-stock companies" to elect the Board members this Shareholders' Meeting should be held within 70 days from the date of corresponding demand or decision of the Board to hold the Meeting.

A request for holding of Extraordinary Meeting shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and to change offered form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requiring the convocation, the quantity and type (category) of the shares belonging to them (him/her).

Request for the Extraordinary Meeting shall be signed by persons (person) who demand Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares can be made in case:

- *the procedure of the demand submission on convocation of the General Shareholders' Meeting has been violated;*
- *shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;*
- *none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Law «On joint-stock companies» and other legal acts of the Russian Federation.*

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who have required its convocation by registered mail with notice of receipt not later than 3 days from the date of the decision – making.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Regular Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the end of a financial year. Extraordinary Shareholders' Meeting can be summoned along with a regular annual meeting.

Date, time and place of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company's Statute and Regulations of Shareholders' Meeting conduction.

Persons entitled to make proposals to agenda of the Issuer's management body meeting as well as the procedure of submission of these proposals:

Shareholders (a shareholder), owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to make proposals to agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Committee and Returning board, the number of which cannot exceed the number of respective body members as well as candidate Director General. Such proposals must be received by the Company not later than in 30 days after the date of a financial year end.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. Such proposals must be received by the Company not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

A proposal on issues inclusion into the agenda of the General Shareholders' Meeting and a proposal on candidates shall be made in written, shall indicate the name of shareholders (shareholder), demanding it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed by shareholders (shareholder).

A proposal to enter issues into the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them into the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company's Statute for inclusion of proposals into the agenda of the Annual General Shareholders' Meeting and Extraordinary Shareholders' Meeting. An issue proposed by shareholders (a shareholder) is subject to entering into the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to entering into a slate for voting on election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company's Statute;*
- *shareholders (a shareholder) do not own the relevant number of the Company's voting shares as stated in the Company's Statute;*
- *a proposal is not in conformity with the requirements of the Company's Statute;*
- *an issue proposed for agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Law «On joint-stock companies» and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue into the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues made by the General Shareholders' Meeting.

Besides issues proposed to be included into agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form corresponding body, the Board of Directors has the right to include issues into the agenda or candidates into the slate of the General Shareholders' Meeting at its discretion.

Persons which have the right to get familiarized with information (materials) presented for Supreme Management Body Meeting preparation and conduction as well as procedure of familiarization with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (materials) subject to presentation during preparation to the General Shareholders' Meeting for familiarization in the room of the Company's executive body and at places the addresses of which are stated in announcement on General Shareholders' Meeting holding within 20 days and in case of the General Shareholders' Meeting whose agenda includes an issue on the Company's reorganization, within 30 days prior to the General Shareholders' Meeting as well as during the Meeting itself at place of its holding.

Persons having the right to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in written to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 per cent of stockholders' equity (unit fund) or not less than 5 per cent of common stock.

1. Full name: ***Limited liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***OOO LSO «Shans»***
Legal address: ***30, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

2. Full name: ***Limited liability company «Stahl»***
Abbreviated name: ***OOO «Stahl»***
Legal address: ***1, ul. Lenina, Uglich, Yaroslavl area 152620 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

3. Full name: ***Limited liability company «Novolipetskoye»***
Abbreviated name: ***LLC «Novolipetskoe»***
Legal address: ***village Tuishevka, Lipetsk region, Lipetsk area 398052 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

4. Full name: ***Limited liability company «Karamyshevskoye»***
Abbreviated name: ***LLC «Karamyshevskoe»***
Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

5. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Steel***
Abbreviated name: ***no***
Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

6. Full name: ***Limited-Liability Company «NLMK Trading House»***
Abbreviated name: ***LLC "NLMK Trading House"***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

7. Full name: ***Limited liability company «Larmet»***
Abbreviated name: ***OOO «Larmet»***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.98 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

8. Full name: ***Limited liability company «VIMET»***
Abbreviated name: ***OOO «VIMET»***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.97 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

9. Full name: ***Open joint-stock company «Stoilensky GOK»***
Abbreviated name: ***OAO «Stoilensky GOK»***
Legal address: ***Stariy Oskol, Belgorod area, 309530 Russia***
Issuer's share in the profit-making organization's charter capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

10. Full name: ***Open joint-stock company «Dolomite»***
Abbreviated name: ***OJSC «Dolomit»***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's charter capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***

Profit-making organization's share in the Issuer's charter capital: ***no***

11. Full name: ***Joint-stock company «Studenovskaya mining company»***
Abbreviated name: ***OJSC «Stagdok»***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's charter capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

12. Full name: ***Limited liability company "INDEPENDENT TRANSPORT COMPANY"***
Abbreviated name: ***LLC "NTK"***
Legal address: ***32A, Leninsky prospect, Moscow 119991 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

13. Full name: ***Limited liability company «Vtormetsnab NLMK»***
Abbreviated name: ***LLC «Vtormetsnab NLMK»***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

14. Full name: ***Open Joint-stock company «Tuapse Trading Sea Port »***
Abbreviated name: ***OJSC «TMTP»***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
Issuer's share in the profit-making organization's charter capital: ***69.41 %***
Share of the Issuer's common stock in profit-making organization: ***69.41 %***

15. Full name: ***Open joint-stock company "North Oil and Gas Company"***
Abbreviated name: ***OJSC "Severneftegas"***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's charter capital: ***62.00 %***
Share of the Issuer's common stock in profit-making organization: ***62.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***LLC «LGEK»***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's charter capital: ***51.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

17. Full name: ***Joint-stock bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OJSC «Lipetskcombank»***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***50.07 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

18. Full name: ***Joint-stock Company «Lipetsky Gripromez»***
Abbreviated name: ***OAO «Lipetsky Gripromez»***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***

Abbreviated name: ***OJSC «Kombinat KMAruda»***
Legal address: ***2, ul. Artema, Gubkin, Belgorod area, 309182 Russia***
Issuer's share in the profit-making organization's charter capital: ***32.89 %***
Share of the Issuer's common stock in profit-making organization: ***32.89 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***LLC «Neptune»***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

21. Full name: ***Open joint-stock company on gasification and operation of gas equipment of Lipetsk region «Lipetskoblgas»***
Abbreviated name: ***OJSC «Lipetskoblgas»***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

22. Full name: ***Open joint-stock company of energy and electrification «Lipetskenergo»***
Abbreviated name: ***OJSC "Lipetskenergo"***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

23. Full name: ***Open joint-stock company «Lipetsk Generating Company»***
Abbreviated name: ***OJSC "Lipetsk Generation Company"***
Legal address: ***8A, ul. Moskovskaya, Lipetsk 398600, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

24. Full name: ***Open joint-stock company «Lipetsk Energy Sales Company»***
Abbreviated name: ***OJSC "Lipetsk Energy Sales Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

25. Full name: ***Open joint-stock company «Lipetsk Energy Management Company»***
Abbreviated name: ***OJSC "Lipetsk Energy Management Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

26. Full name: ***Open joint-stock company «Lebedinsky mining company»***
Abbreviated name: ***OJSC «Lebedinsky GOK»***
Legal address: ***Gubkin, Belgorod area 309510 Russia***
Issuer's share in the profit-making organization's charter capital: ***11.96 %***
Share of the Issuer's common stock in profit-making organization: ***11.96 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

27. Full name: *Open joint-stock company «Tulametalloobespechenie»*
Abbreviated name: *OJSC «Tulametalloobespechenie»*
Legal address: *36, Alexinskoye shosse, Tula 300056 Russia*
Issuer's share in the profit-making organization's charter capital: *5.6 %*
Share of the Issuer's common stock in profit-making organization: *5,6 %*
Share of profit-making organization in the Issuer's stockholders' equity: *no*

8.1.6. Information on material transactions of the Issuer.

No material transactions with liabilities in each transaction over 10 and more per cents of NLMK's assests book value were noted upon the data taken from its financial statements for the last completed period preceding the reporting quarter.

8.1.7. Information on the Issuer's credit ratings

As of 30.06.2005 the following credit ratings were conferred to the Company:

#	Company	Rating	Description	Date of rating
1.	*Credit rating Agency "Standard & Poor's", USA http://www.standardsandpoors.ru/*	*BB (stable)*	*Beyond danger in short-term outlook, however higher sensibility to influence of negative changes in commercial, financial and economic conditions.*	*26.05.2005*

8.2. Information on each category (type) of the Issuer's shares.

Share category: *common*
Par value of each share (rubles): *1*
Shares in circulation: *5 993 227 240*
Quantity of additional shares in the process of offering: *0*
Quantity of stated shares: *0*
Quantity of shares on balance of the Issuer: *0*
Quantity of additional shares which could be placed due to conversion of placed securities to be converted into shares or in result of discharge of obligations upon the Issuer's options: *0*

State registration numbers of share issues: *1-01-00102-A*
Date of state registration: *09.04.2004*
Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the stated above issue of NLMK's securities.

Rights given by shares to their shareholders:

Each common stock of the Company gives a stockholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General stockholders' meeting with the right to vote on all issues within its competence both personally and through a representative;

b) to receive dividends and to get part of its property in case the Company is liquidated;

c) to sell or alienate in other way all the stocks or part thereof to other persons according to the procedure established by the current legislation;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Statute.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the stockholders – owners of the Company voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks belonging to them.

Additionally placed shares give the right to vote only after their full payment and approval of the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues the securities of which are repaid (cancelled).

There are no issues the securities of which are repaid (cancelled).

8.3.2. Information on issues the securities of which are still in circulation.

There are no issues of bonds and options the securities of which are still circulating.

8.3.3. Information on default issues.

There are no issues of securities with the Issuer's default.

8.4. Information on a person (persons), presenting (having presented) security for bond issue.

The Issuer did not place secured bonds.

8.5. Conditions of security of the Issuer's obligations in respect of bond issue.

The Issuer did not place bonds with securities.

8.6. Information on organizations which register securities of the Issuer.

Registrar:
Full name: ***Limited liability company "R-Stinol"***
Abbreviated name: ***OOO "R-Stinol"***
Legal address: ***10b, ul. 9th of May, Lipetsk, Russia***
The license for activity as a registrar of shareholders:
License No.: ***10-000-1-00-292***
Issue date: ***30.12.2003***
Validity: ***till 30.12.2006***
Licenser: ***Federal Securities Market Commission of the Russian Federation***
The date on which the register of shareholders started to be kept by the stated registrar: ***04.03.2004***

8.7. Information on legislative acts regulating import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian Federation (part one) No. 146-FZ dd. 31.07.1998 (revision dd. 02.11.2004), Tax Code of the Russian Federation (part two) No. 117-FZ dd. 05.08.2000 (revision dd. 29.07.2004 with changes dd. 29.12.2004), Federal Law No. 173-FZ dd. 10.12.2003 "On currency control" (revision dd. 29.06.2004), Federal Law No. 39-FZ dd. 22.04.1996 (revision dd. 07.03.2004) "On securities market", Federal Law No. 208-FZ dd. 26.12.1995 (revision dd. 29.12.2004) "On joint-stock companies" are considered as legislative acts which regulate import and export of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed and being placed Issuer's securities.

Owners of the Company's stocks can receive income as dividends and income from stocks sale. Organization's income is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 «Natural persons' income tax».

Dividends.

In case of dividend payment to natural persons and organizations the Company acts as Fiscal agents, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal persons.

Organizations' profit from dividends is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian tax payers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 of Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (RF residents) income tax is 9% and 30 % for non-RF residents.

Income from stocks sales.

Legal persons.

A feature for tax base for RF nationals in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article. 284 of Tax Code of the Russian Federation).

Procedure of taxation of non-RF residents is controlled by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon stocks sale of Russian companies, where more than 50% of assets consist of real estate at the territory of the Russian Federation as well as financial instruments being derivatives of these shares. At that income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from stocks sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF tax payers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses of acquisition, sale and storage of securities actually incurred by a tax payer or assessed tax deduction taken to reduce securities sales income. Assessed tax deduction is not provided for natural persons being non-RF residents.

Assessed tax deduction is granted to a tax payer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer for less than 3 years, then amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of natural persons being RF residents is 13 percent.

Tax rate for stated income of natural persons being non-RF residents is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to tax payer before expiration of successive tax period.

Should it be impossible to withhold calculated amount of tax from a tax payer, a Fiscal agent shall inform tax authorities in written within one month from the date of this event occurrence on impossibility to withhold and on amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states residents (natural persons or organizations) of which obtain income from the Company's shares, other taxation rules and standards as compared to those of the Russian Law laid down, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: ***common stock***
Dividends for shares of the a/m category:

Reporting period: ***2000***
The Company did not make a decision on payment (announcement) of dividends.

Reporting period: ***2001***
The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2002.***
Dividends announced (accrued) per a share (rubles): ***312.5***
Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***
Name of the Issuer's management body which has made a decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***
Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***
Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***
Deadline of announced dividends payment: ***until September 25, 2003.***
Announced dividends are paid by: ***cash***
Other terms and conditions of announced dividends payments: ***cash is transferred to:***
- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***1 866 850 385***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***
Dividends announced (accrued) per a share (rubles): ***0.6045***
Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***
Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***
Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 25, 2004.***
Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***
Deadline of announced dividends payment: ***until September 23, 2004.***
Announced dividends are paid by: ***cash***
Other terms and conditions of announced dividends payments: ***cash is transferred to:***
- ***legal persons (shareholders) to their accounts with banks;***

- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: *3 610 452 213*

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***until March 03, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: *5 959 613 216*

Reporting period (year, quarter), for which announced dividends were paid (are being paid): *2004.*

Dividends announced (accrued) per a share (rubles): ***1.8 (Additionally 0.8 rubles per one common share will be paid taking into account announced interim dividends for 9 months of 2004 of 1.0 ruble)***

Total dividends announced (accrued) for shares of this category (rubles): ***10 787 809 032 (Additionally 4 794 581 792 rubles will be paid taking into account announced interim dividends for 9 months of 2004 for the amount of 5 993 227 240 rubles)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***May 20, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***May 25, 2005, No. 21***

Deadline of announced dividends payment: ***until August 18, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***23 658 957 (from additional payments)***

The Company did not issue bonds.

8.10. Other information.

None.

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **June 30, 2005**	Date (year, month, date)	2005 / 06 / 30
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	27.17
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	0384
Address: 2, pl. Metallurgov, Lipetsk		

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 199
Fixed assets	120	20 733 524	20 775 985
Construction in progress	130	4 808 654	7 173 170
Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 405 228
Deferred tax assets	145	49 567	57 174
Advance payments granted for non-current assets	149	777 251	2 063 204
Other non-current assets	150	29 706	34 990
TOTAL for Section I	190	52 907 516	56 513 950
II. CURRENT ASSETS			
Inventories	210	13 762 674	16 693 025
inclusive: raw materials and other similar valuables	211	9 435 769	10 802 694
animals in breeding and feeding	212	781	953
expenses on work in progress (distribution costs)	213	3 810 675	4 514 378
finished products and goods for reselling	214	353 690	1 143 716
goods shipped	215	167	4 600

deferred expenses	216	144 340	106 776
other inventories and expenses	217	17 252	119 908
VAT for valuables acquired	220	2 584 111	1 557 902
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	89 775
inclusive: buyers and customers	231	55 223	43 935
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	17 598 776
inclusive: buyers and customers	241	9 470 682	11 422 316
Short-term financial investments	250	29 389 712	40 593 006
Cash and cash equivalents	260	2 590 278	2 063 124
Other current assets	270	17 722	17 688
TOTAL for Section II	290	61 217 361	78 613 296
BALANCE (sum of line 190 + 290)	300	114 124 877	135 127 246

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity	410	5 993 227	5 993 227
Additional paid-in capital	420	4 423 266	4 377 080
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	110 879 193
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
retained profit (retained loss) of the reporting period	472	X	21 019 787
TOTAL for Section III	490	105 370 142	121 549 161
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 232 247
Other long-term liabilities	520	95 628	5 431
TOTAL for Section IV	590	921 261	1 237 678
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 547 267
inclusive: suppliers and contractors	621	2 334 129	2 260 514
debts to organization personnel	622	8 957	318 116
arrears to the state extra-budget funds	623	94 816	105 573
tax debt	624	1 879 377	940 577
other creditors	625	343 532	133 801
advance payments received	627	2 969 713	3 788 686
Debts to participants (founders) for revenues pay-off	630	182 602	4 772 448
Deferred income	640	20 348	20 692
TOTAL for Section V	690	7 833 474	12 340 407
BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	135 127 246

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	454 218	454 488
Inventories accepted for storage	920	7 176	6 954
Equipment accepted for erection	925	439 402	359 371
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	91 100	1 185
Security of liabilities and payments made	960	91 100	845
Depreciation of housing facilities	970	9 403	9 403

Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	28
Intangible assets received for usage	990	17 643	25 070

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
For **the first half of 2005**	Date (year, month, date)	2005 | 06 | 30
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	27.17
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	**Line code**	**For the reported period**	**For the similar period of the last year**
1	2	3	4
I. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	62 778 736	55 610 470
including sales of ferrous metals	011	60 420 118	53 698 806
Sales cost of goods, products, works, and services	020	(33 379 854)	(26 840 406)
including ferrous metals sold	021	(31 959 290)	(25 668 202)
Gross profit	029	29 398 882	28 770 064
Commercial expenses	030	(1 069 406)	(641 025)
Administrative expenses	040	(1 198 646)	(1 064 946)
Sales income (loss) (lines	050	27 130 830	27 064 093
Other income and losses			
Interest receivable	060	820 337	378 202
Income on stakes in other enterprises	080	436 910	11 878
Other operating income	090	29 372 241	38 488 611
Other operating expenses	100	(29 515 480)	(37 985 088)
Extra-sales income	120	1 693 466	1 145 022
Extra-sales expenses	130	(2 388 205)	(1 993 531)
Profit (loss) before taxation	**140**	**27 550 099**	**27 109 187**
Deferred tax assets	141	7 607	(543)
Deferred tax liabilities	142	(406 614)	(88 410)
Current profit tax	150	(6 177 491)	(6 480 930)
Net profit (loss) of the reporting period	**190**	**20 973 601**	**20 539 304**
FOR REFRENECE Permanent tax liabilities	200	(35 526)	(63 678)

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	**Line code**	**For the reporting period**		**For the similar period of the previous year**	
		profit	**loss**	**profit**	**loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	7 526	(6 128)	11 592	(5 509)
Profits (loss) of the previous years	220	9 927	(38 761)	28 114	(239 960)
Payment of damages caused by failure	230	91	-	31	(287)

or undue fulfillment of liabilities					
Exchange differences in currency operations	240	1 630 298	(2 059 184)	1 100 568	(1 571 879)

APPENDIX to item 7.4. “Information on the Issuer’s accounting policy”

ORDER No. 838 dd. 31.12.2004

Accounting policy of NLMK for accounting

According to Federal Law No. 129-ФЗ dd. November 21, 1996 "On Accounting" (in revision No. 86-ФЗ dd. 30.06.2003)

IT IS ORDERED to:

1. Approve:
1.1. Provision on NLMK's accounting policy (Appendix No. 1);
1.2. Working chart of accounts (Appendix No. 2) (is not presented);
1.3. Structure and procedure of Financial Statements preparation (Appendix No. 3) (is not presented);
1.4. List of NLMK's subdivisions having petty-cashes (Appendix No. 4) (is not presented);
1.5. List of subdivisions being transferred to a separate balance (Appendix No. 5) (is not presented);
1.6. Procedure of preparation and presentation of source documents to be reflected in accounting (Appendix No. 6) (is not presented);
1.7. Procedure and deadlines for inventory of real estate, property and financial obligations (Appendix No. 7) (is not presented);
1.8. List of forms of source accounting documents used for completion of financial and economic operations for which typical forms of source documents are not provided for (Appendix No. 8) (is not presented).
1.9. Procedure of control over economic operations (Appendix No. 9) (is not presented).

2. Recognize Order No. 842 dd. 31.12.2003 "NLMK's accounting policy" as stale.

3. The present Order shall come into force on January 1, 2005.

4. The person in charge for this Order implementation shall be Director for Accounting – Chief Accountant, Sokolov A.A.

Director General *V.P. Nastich*

Appendix No. I
to Order No. 838 dd. 31.12.2004

PROVISION
on accounting policy for accounting

I. General

1.1. The present Provision has been developed according to the basic normative documents:
- Federal Law No. 129-ФЗ dd. 21.11.96 "Accounting " (in revision dd. 30.06.2003).
- RF Ministry of Finance Order No. 34-н dd. 29.07.98 "Approval of Provisions on accounting and financial statements in the Russian Federation ".
- RF Ministry of Finance Order No. 60н dd. 09.12.98 (in revision dd. 30.12.1999) "Approval of Provisions on accounting "Accounting policy of an enterprise" PBU 1/98.
- RF Ministry of Finance Order No. 167 dd. 20.12.94 "Approval of Provision on accounting. Accounting of agreements (contracts) on capital construction " PBU 2/94.
- RF Ministry of Finance Order No. 2н dd. 10.01.2000 "Approval of Provision on accounting " Accounting of assets and liabilities the value of which is denominated in foreign currency " PBU 3/2000.
- RF Ministry of Finance Order No43н dd. 06.07.99 "Approval of Provision on accounting. Financial Statements of an enterprise " PBU 4/99.
- RF Ministry of Finance Order No. 44н dd. 09.06.2001 "Approval of Provision on accounting "Inventory accounting" PBU 5/01.
- RF Ministry of Finance Order No. 26н dd. 30.03.2001 "Approval of Provision on accounting "Accounting of non-current assets" PBU 6/01.
- RF Ministry of Finance Order No. 56н dd. 25.11.1998 "Approval of Provision on accounting " Events after balance date" PBU 7/98.
- RF Ministry of Finance Order No. 96н dd. 28.11.2001 "Approval of Provision on accounting " Conditional facts of financial and economic activity " PBU 8/01.
- RF Ministry of Finance Order No. 32н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Income of an enterprise " PBU 9/99.
- RF Ministry of Finance Order No. 33н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Expenses of an enterprise " PBU 10/99.
- RF Ministry of Finance Order No. 5н dd. 13.01.2000 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Information on affiliated companies " PBU 11/2000.
- RF Ministry of Finance Order No. 11н dd. 27.01.2000 "Approval of Provision on accounting "Information on segments" PBU 12/2000.
- RF Ministry of Finance Order No. 92н dd. 16.10.2000 "Approval of Provision on accounting "Accounting of national assistance" PBU 13/2000.
- RF Ministry of Finance Order No. 91н dd. 16.10.2000 "Approval of Provision on accounting " Accounting of intangible assets" PBU 14/2000.
- RF Ministry of Finance Order No. 60н dd. 02.08.2001 "Approval of Provision on accounting " Accounting of loans and credits and expenses on their servicing" PBU 15/2001.
- RF Ministry of Finance Order No. 66N dd. 02.07.2002 "Approval of Provision on accounting" Information on closed activity" PBU 16/2002
- RF Ministry of Finance Order No. 115N dd. 19.11.2002 "Approval of Provision on accounting "Accounting of R&D expenses"" PBU 17/2002
- RF Ministry of Finance Order No. 114N dd. 19.11.2002 "Approval of Provision on

accounting "Accounting of expenses on profit tax"" PBU 18/2002
- RF Ministry of Finance Order No. 126N dd. 10.12.2002 "Approval of Provision on accounting "Accounting of financial investments"" PBU 19/2002
- RF Ministry of Finance Order No. 105N dd. 24.11.2003 "Approval of Provision on accounting "Information on interest joint ventures "" PBU 20/2003
- RF Ministry of Finance Order No. 119N dd. 28.12.2001 "Approval of Methodical instructions on accounting of inventories"
- RF Ministry of Finance Order No. 91N dd. 13.10.2003 "Approval of Methodical instructions on accounting of non-current assets"
- RF Ministry of Finance Order No. 67н dd. 22.07.2003 "Forms of Financial Statements of an enterprise".
- RF Ministry of Finance Order No. 94н dd. 31.10.2000 (in revision of 07.05.2003) "Approval of Chart of accounts for financial and economic activity and instructions to it".
- RF Ministry of Finance Order No. 49 dd. 13.06.1995 "Approval of methodical directives on inventory of real estate, property and financial obligations ".
- RF Ministry of Finance Order No. 44n dd. 20.05.2003 "Approval of methodical directives on generation of financial statements during reorganization of an enterprise ".
- RF Ministry of Finance Order No. 15 dd. 17.02.1997 (in revision dd. 23.01.2001) "Reflection of operations under a leasing agreement in accounting ".
- RF Ministry of Finance Letter No. 160 dd. 30.12.1993 "Provision on accounting of long-term investments ".
- Methodical instructions on planning, accounting and calculating of production costs at steel-making companies approved by RF Committee on steel industry on 08.10.2004.
- Other normative documents applied in the field of accounting regulation.

1.2. According to Articles 6 and 7 of Law No. 129-ФЗ persons in charge are:

1.2.1. Director General of a Company – for organization of accounting and observance of legislation for financial and economic operations.

1.2.2. Chief Accountant of a Company – for development of accounting policy, maintaining of accounting, in-time presentation of complete and authentic financial statements.

1.2.3. Managers of a corresponding subdivision is in charge for organization of accounting in their subdivisions transferred to a separate balance, observance of legislation for financial and economic operations, in-time presentation of complete and authentic financial statements.

1.3. Accounting of the Company is maintained by Accounting Department arranged as a self-dependent subdivision headed by Director of Accounting – Chief Accountant.

1.4. Amount is recognized as significant for reflection of values in balance sheets and income statement of the Company if the ratio of it to total of corresponding values for the reporting year is not less than 5 percent.

1.5. Automated form of accounting is used in the Company.

1.6. Taking in account complex company's structure of organization and production, NLMK shall introduce additional subaccounts on its own by Order of Director for Accounting with adherence to basic methodological principles of accounting maintenance established by Chart of accounts in case of financial and economic operations, correspondence upon which is not provided for by typical Chart of Accounts.

2. Provision on accounting policy for accounting

2.1. Accounting of fixed assets

2.1.1. A part of real estate and property of value under RUR 10000 per unit with useful life of more than 12 months is accounted according to the order set forth in 2.5.9.

of the present Provision, at that the data on balance of the stated real estate and property shall be shown in financial and statistics statements, Form No. 1 in line 120, Form No. 5 in line 370, Form No. 11 in line 01.

2.1.2. Special tools, devices and equipment shall be accounted in the order established for fixed assets accounting according to Provision on accounting "Fixed assets accounting" PBU 6/01.

2.1.3. Real estate and property taken into operation and actually used and being in process of state registration shall be included into non-current assets and depreciable groups starting from the moment of documented fact of documents filing for registration of the stated rights.

2.1.4. Historical cost of fixed assets is accounted in integral rubles. Differences resulting from rounding of actual costs on acquisition, installation or manufacture of non-current assets to integral rubles shall be accounted as operating income (expenses).

2.1.5. Travelling expenses over norms related to acquisition and manufacture of non-current assets are reflected in extra-sales expenses.

2.1.6. Historical cost of fixed assets, received upon contracts and agreements stipulating fulfilment of obligations (payment) by non-monetary means, is recognized as the price of valuables handed over or subject to be handed over established on the basis of the price which is taken by NLMK as the basic one for determination of a price for similar valuables in comparable circumstances.

Should it be impossible to define value of valuables handed over or subject to be handed over by the company, value of above mentioned fixed assets is defined on the assumptions of value of acquisition of similar fixed assets in comparable circumstances.

2.1.7. Value of fixed assets received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income during useful life at the rate of charged depreciation.

2.1.8. Fixed assets are amortized and depreciated by charging of depreciation by linear method on the assumptions of their book value and norms of depreciation, calculated on the basis of their useful life. Useful life of fixed assets is defined by Committees assigned by Orders of Managers of shops and subdivision according to Classification No. 1 approved by Provision of the RF Government dd. 01.01.2002.

2.1.9. For fixed assets acquired in 2001 relevant to group of fixed assets "Agricultural tractors "and "Agricultural Machinery and equipment" depreciation is charged by writing-off of value upon sum of years of useful life.

2.1.10. Charging of depreciation and amortization is suspended in case of preservation of fixed assets for over three months upon the decision made by Director General of the Company as well as during the period of recovery the duration of which exceeds 12 months.

2.1.11. To take into account operation on sales and other retirement of fixed assets a separate subaccount "Retirement of fixed assets" to account 01 "Fixed assets" is opened. Value of retired assets is reflected in debit of this subaccount, while amount of accumulated depreciation is shown in credit. The residual value of the object, revealed in this subaccount, shall be written-off to account 91 "Other income and expenses ".

2.1.12. Income and expenses related to retirement of fixed assets shall be reflected in accounting for the reporting period to which they relate and are accounted in income statement as operating income and expenses.

2.2. Accounting of intangible assets

2.2.1. Within intangible assets exclusive rights for results of intellectual activity being in compliance with Provision on accounting "Accounting of intangible assets" PBU 14/2000 are accounted.

2.2.2. Amortization and depreciation of intangible assets are charged by linear method of depreciation pro rata (on monthly basis) by carrying of historical cost to costs of production upon norms defined by NLMK itself on the assumption of their useful life.

2.2.3. Useful life of intangible fixed assets is calculated either on the assumption of term of patent, certificate or other limitation of intellectual property use according to the Russian Law or on the assumption of expected life of this object during which NLMK could gain profit (income), or on the assumption of products quantity or any other natural exponent of volume of work resulted from use of this object.

2.2.4. Norms of depreciation charges for intangibles fixed assets upon which it is impossible to define useful life are established in anticipation of twenty years (but not more than the period of company's activity).

2.2.5. Amortization and depreciation of intangible assets are reflected in accounting by accumulation of corresponding sums on account 05 "Amortization and depreciation of intangible assets" in that reporting Period, during which they took place.

2.2.6. In case of payment of acquired intangible assets by non-monetary means their value is taken for accounting on the assumption of price of products (works, services), handed over or subject to handing over by the company.

In case it is impossible to define the value of valuables handed over or subject to be handed over by the company, the value of the above mentioned intangible assets shall be calculated on the assumption of the value upon which similar intangible assets are acquired in comparable circumstances.

2.3. Accounting of financial investments

2.3.1. Accounting of financial investments is to be performed according to Provisions on accounting "Financial investments accounting" PBU 19/02.

2.3.2. A unit of financial investments accounting is:
a share – in shares accounting;
a bond – in bond accounting;
a share – in shares to stockholders' equity;
series, number – in certificates of deposits accounting;
an agreement – in accounting of loans, deposits, cession contracts and society in participation.

2.3.3. Debenture securities, upon which the current market value is not defined, are not revaluated within the period of circulation in case of difference between the sum of actual expenses and par value.

2.3.4. Financial investments, upon which the current market value is defined in the set order, shall be reflected at the reporting year end upon their current market value. In case of listing availability at several stocks, quotation of Stock Exchange RTS is to be considered as priority.

2.3.5. Estimation of debenture securities and loans granted assessment upon their discounted value shall not be performed.

2.3.6. Formation of provisions for devaluation of financial investments upon which no market value is defined shall be performed as of December 31 of the reporting year involving signs of devaluation.

2.3.7. Securities (shares, bonds), upon which no current market value is defined, shall be evaluated during retirement upon average historical costs.

2.3.8. Securities (with exception of shares, bonds), investments to stockholders' capitals of others organizations, deposits under agreement of society in participation, loans granted to other organizations, deposits in credit institutions, accounts receivable formed on the basis of assignments, shall be evaluated upon acquisitions costs of each unit of accounting upon its retirement.

2.3.9. In case of assets transfer to charter capital of the Company by non-monetary funds, difference between money evaluation of assets being transferred defined by an

independent appraiser or agreed by the parties and their residual value shall be reflected within other operating income (expenses).

2.3.10. In analytical accounting of state securities and securities of other organizations the following information shall be generated: Issuer's name, security name, number, series, par value, acquisition price, expenses related to securities acquisition, total number, acquisition date, selling date or any other retirement date, storage place.

2.3.11. Expenses related to acquisition of securities being less than five per cent of amount to be paid according to agreement to the Seller shall be recognized as other operating expenses.

2.3.12. Actual expenses on acquisition of financial investments shall be defined (increased or decreased) taking into account sum differences appearing before putting assets as financial investments on accounting.

2.3.13. Financial investments with maturity over a year and not being long-term investments at time of acquisition shall be accounted as short-term ones.

2.3.14. Interest income upon securities (bonds, deposit certificates, bills) is recognized at time of interest payment.

2.4. Accounting of investments into non-current assets

2.4.1. Accounting of non-current assets shall be performed according to Provisions on accounting "Accounting of agreements (contracts) on capital construction" PBU 2/94 and "Provision on accounting of long-term investments" approved by RF Ministry of Finance No. 160 dd. 30.12.1993 as well as by Provision on accounting "R&D expenses accounting" PBU 17/02.

2.4.2. Settlements between NLMK (Builder) and Contractor are performed on monthly basis according to agreement on construction and Certificate on value of works done (Form No. KC-3) prepared on the basis of Report on works done (Form KC-2) after step-by-step acceptance by the Builder of works done. Information on value of works done contained in Forms KC-2 and KC-3 is considered as basis for reflection of expenses related to construction of non-current assets on account 08 "Investments into non-current assets".

2.4.3. Expenses related to R&D the results of which will be used in production process or for management needs of the Company shall be accounted on account 08 "Investments into non-current assets" and shall be written-off in amount of actual expenses to account 04 "Intangible assets" in the month in which the R&D works implementation report is approved.

2.4.4. The Company's expenses on R&D the results of which are used in production process or for management needs shall be accounted in account 04 "Intangible assets" separately and shall be written-off to expenses on common activity by linear method within three years starting from the first day of a month following the month in which the R&D results start to be used.

2.5. Accounting of inventories

2.5.1. Accounting of inventories acquired subject to payment is performed upon supplier's invoice price with adding of a part of actual costs related to inventory purchasing generated during the period of formation of their value till the moment of posting to a specific nomenclature number.

A unit of inventory accounting shall be a nomenclature number.

2.5.2. A part of actual expenses on acquisition of materials generated after formation

of materials on the specific nomenclature number as well as sum differences shall be reflected (accounted) on account 16 "Deviations in inventory value".

2.5.3. Deviations accounted on account 16 "Deviations in inventory value" the specific weight of which does not exceed five per cent to invoice value shall be written-off in full on monthly basis to debit of accounts on which materials consumption is reflected pro rata value of purchased materials spent.

2.5.4. Value of inventories received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income at the rate of costs attributed to production.

2.5.5. Actual value of inventories acquired under agreements which provide for payment by non-monetary means is calculated on the assumption of goods (valuables) value handed over or subject to be handed over by the company. The value of goods (valuables) handed over or subject to be handed over is defined on the assumption of the value upon which the company usually defined value of similar goods (valuables) in comparable circumstances.

2.5.6. Inventories arrived with no commercial invoices received yet from suppliers shall be debited from non-invoiced deliveries upon prices taken from contracts.

2.5.7. Inventories belonged to the company but being en route or handed over to a buyer in pledge shall be accounted upon evaluation, provided for in contract, with further adjustments of actual value.

2.5.8. While putting inventories into production or taking any other retirement, their evaluation shall be done upon an average price, which includes amount and value of inventories as of the reporting month beginning and all takings for the reporting month.

2.5.9. Property with value of not more than RUR 10000 for a unit with useful life of over 12 months as well as acquired books, brochures and other publications is accounted on account 10 "Materials" and written-off to costs of production as they are put into operations.

Analytical accounting of their movements is performed on off-balance account. To reflect real estate and property that transferred from category of low value assets uniformed forms No. МБ-2, МБ-4, МБ-7, МБ-8 are applied.

2.5.10. Evaluation of in-house waste products and co-products is performed upon prices approved by Division of Economics and Finance.

2.5.11. Evaluation of coke breeze and coke nuts produced while screening of metallurgical grade coke in blast furnaces shall be done upon their actual production costs of the previous month.

2.5.12. Parts, nodes and other materials collected during disassembling (demounting) of repaired non-current assets, and suitable for further use as well as other materials are debited upon current market value in correspondence with account 91 "Other income".

2.5.13. Expenses on repair of parts, nodes, spares and other materials being in use shall be included into their value.

2.5.14. Travelling expenses over norms related to acquisition of materials are reflected in extra-sales expenses.

2.5.15. Value of containers received from suppliers and included into price of valuables shall be debited in correspondence with account 91 "Other income" upon price of possible use or sales in case of containers use or sales.

2.6. Accounting of goods

2.6.1. Goods for retail trade shall be evaluated upon selling (retailing) prices on account 42 "Mark up".

2.6.2. Accounting of expenses on provisions and transportation of goods from company's retailing warehouses to retail traders is performed within distribution costs on account 44 "Trade expenses".

Expenses on transportation shall be distributed between goods sold and goods balance as of the month end and shall be debited on account 90 "Sales".

2.6.3. A part of expenses for sale in OPC related to free of charge serving of milk and prophylactic nutrition to employees employed in positions with hazardous working conditions shall be included into production costs.

Sum of expenses shall be defined upon ratio which is calculated as quotient of dividing of total distribution costs by sum of retail and wholesale trade turnover (free of VAT and trade mark up) to be multiplied by value of milk and prophylactic nutrition served.

2.7. Accounting of costs of production and sales of products, works, services

2.7.1. Account 20 "Core production" is applied to account costs on production, where expenses of core and non-core production are accounted.

For calculation of costs of products (works, services) methods of calculation by production stand and by orders are applied.

2.7.2. The following expense items are established for accounting:

- raw materials and main materials;
- purchased items, semi-finished products;
- wastes (including carbon monoxide);
- rejected products;
- additional products;
- auxiliary materials;
- auxiliary materials for technology;
- process fuel;
- energy cost for technology;
- remuneration of labour;
- repair of fixed assets;
- maintenance of fixed assets;
- amortization and depreciation of fixed assets;
- expenses of intracompany transportation of cargoes;
- other expenses in a shop;
- expenses on preparation and mastering of processes;
- losses due to rejected products;
- co-products;
- construction in progress.

2.7.3. General expenses shall be recognized in full in costs of sales for the reporting period as expenses on common activity.

2.7.4. Deferred expenses irrespective of their type are subject to attribution to corresponding accounts on monthly basis by equal portions in amounts based on contracts or the Company's calculations within the time to which they refer.

2.7.5. Expenses on voluntary property and personal insurance shall be included into cost of goods sold in that reporting period in which payment was effected according to the contract. If insurance fee was paid as nonrecurring amount according to the insurance contract, expenses are recognized equally within the insurance contract validity time when they are concluded for over one reporting period.

2.7.6. Expenses related to transportation of material resources (inclusive of handling) in the territory of the Company by vehicles and personnel of the Company are subject to inclusion into production stage expenses of corresponding subdivision.

2.7.7. Actual expenses related to all repairs of production fixed assets (current,

midterm, overhauls) are directly included into costs of products (works, services) upon their completion.

2.7.8. While calculating losses due to rejected products in case of negative yield in rolling, BOF shops, actual costs of products for the previous month are applied.

2.7.9. Losses due to rejected products revealed in rolling shops due to faults of BOF shops shall be attributed to BOF shops. Should rejected products be revealed on the first production stage, losses on rejection are calculated on the assumption of actual expenses on production stage for the previous month. Should rejected products be revealed at later production stages, losses on rejection are calculated upon actual production costs of the previous month less value of rejected products upon established prices. Calculation of losses due to rejected products shall be performed for each product mix of rejected products. For calculation of losses from rejected products in rolling shops packing value should be excluded.

2.7.10. Indirect expenses of main production shops are distributed according to specific character defined in industry-wise methodical recommendations on planning, accounting and calculation of production costs at steel-making companies.

2.7.11. Item "Labor remuneration in a shop" reflects labor remuneration of production personnel as well as expenses on labor remuneration of employees of servicing shops (shop repair personnel, etc.) and managers of a shop.

2.7.12. Expenses of labor remuneration of employees which couldn't be attributed to direct purpose should be distributed pro rata direct expenses on labor remuneration.

2.7.13. Amortization and depreciation of fixed assets of general application in rolling shops shall be distributed pro rata replacement value of main facilities at reporting period (year) beginning.

2.7.14. Items "Maintenance of non-current assets", "Other expenses in a shop", "Repair of non-current assets" for rolling shops, which cannot be attributed upon their direct assignment, shall be distributed pro rata wages and salaries attributed to a specific production facility.

2.7.15. Consumption of materials for manufacture of specific products in Cold Rolling Shop No. 5 shall be included into a separate item "Auxiliary materials".

2.7.16. Packing expenses in rolling shops shall be included into a separate line in item "Auxiliary materials".

As regards to product types packing expenses shall be distributed pro rata quantity of packed material.

2.7.17. Consumption of conservative oil in Cold Rolling Shop No. 4 shall be included into a separate item "Auxiliary materials for technology" and shall be attributed to a specific type of uncoated rolled products pro rata volumes of yield steel.

2.7.18. Consumption of lubricants for production of pickled steel in Hot Rolling Shop shall be distributed pro rata yield volume at corresponding center of calculation.

2.7.19. Iron vitriol and iron oxide formed during pickling in rolling shops shall be debited out of expenses decrease under item "Auxiliary materials".

2.7.20. General shop expenses shall be distributed pro rata salaries attributed to direct assignment besides coke division, shop of autospares, pipes and steel items, shop of repair preparation, shop of protective coatings, power division, shop of metallurgical slag processing whose expenses shall be distributed pro rata salaries and amortization.

2.7.21. Expenses on production stage shall be distributed between types of products pro rata output transferred to weight or any other units taking into account labor intensiveness ratio.

2.7.22. Construction in progress as of the end of reporting period on each production stage shall be evaluated by average value, summed up from construction in progress value as of the reporting period beginning and production costs for the

reporting period.

2.7.23. Construction in progress in case of order-wise method of calculation shall be evaluated upon actually incurred expenses.

2.7.24. Cost of structural products is formed on the assumption of actual expenses, inclusive of expenses related to registration of proprietary rights on real estate.

Expenses related to apartment sales shall be attributed to account 44 "Expenses on sales ".

2.7.25. In construction expenses related to content of object being constructed shall be distributed upon construction sites pro rata estimates of works done at those sites.

2.7.26. Travelling expenses over norms related to production and sales of products, fulfillment of works and rendering of services shall be reflected within extra-sales expenses.

2.7.27. Expenses related to sales are recognized in full in costs of goods sold within the reporting period as expenses on common activity. Analytical accounting of trading expenses shall be maintained separately of products shipped to the domestic market, foreign countries, CIS countries.

2.8. Accounting of finished products (works, services)

2.8.1. Finished products are accounted upon actual production costs of each type of products. Finished export products are reflected separately in accounting.

2.8.2. Finished products shipped to customers and subdivisions of the company are accounted upon actual production costs which are defined for each type of products by multiplying quantity of products shipped by average costs of one ton (piece, etc.). Average costs are computed while dividing costs for specific type of product by quantity resulted correspondingly from production costs and residual quantity at the month beginning and output of products in the reporting month.

2.8.3. Production costs of products (works, services) the title for which transferred to buyers and the title for which did not transferred to buyers as of the end of reporting period shall be defined by direct calculation on the assumption of types of producs and their actual costs separately for products shipped to the domestic market and export.

2.9. Accounting of sales proceeds

2.9.1. Sales proceeds shall be defined upon date of title transfer for the products, results of works done, services rendered (on onerous basis) on the basis of submitted shipping documents to buyers (customers).

2.9.2. Income from giving assets, rights from patents for innovations, industrial models and other types of intellectual property into temporary use, from stake in charter capitals of other organizations, interest received for granting loans and other income on securities not related to activity of the organization are related to operating income.

2.9.3. Translation of income expressed in foreign currency forming financial results from activity beyond the territory of the Russian Federation into rubles shall be done upon exchange rate of the RF Central Bank quoted on the corresponding date of operation in foreign currency.

2.10. Loans and Credit Facilities accounting

2.10.1. Amount of debt under loans or credit facilities received shall be accounted

according to the terms and conditions of contract of debt or of credit in sum of actually received cash or in value terms of other funds provided for by agreement.

2.10.2. Transfer of long-term arrears of loans and credit facilities received into short-term is done in the moment when 365 days or less are left before repayment of loans and credit facilities principal under contract of debt or of credit.

2.10.3. Expenses on loans and credit facilities received shall be recognized as income of the period in which they took place amounting to payments due under concluded contracts.

2.10.4. Additional expenses related to making loans and credit facilities, issuing and placement of borrowings include expenses referred to:

- rendering of legal and consulting services to borrower;
- copying;
- payment of taxes and duties (in cases provided for the acting legislation);
- performance of technical appraisals;
- use of communications;
- other costs directly related to loans and credit facilities, placement of borrowings.

Extra expenses related to loans and credit facilities receipt, placement of borrowings, shall be included in reporting period in which they incurred.

2.10.5. Discount on drawn bills and placed bonds is reflected within operating expenses without preliminary accounting on account "Deferred expenses ".

2.10.6. Interest on loans granted is charged according to the procedure established in contract of debt.

2.11. Provisions for doubtful debt

2.11.1. Provisions on doubtful debts upon settlements with other organizations are charged every year on the basis of results of account receivable inventory with attribution of provisions onto operating expenses. Amount of provision shall be calculated separately upon each doubtful debt depending on financial position of debtor and evaluation of probability of debt repayment fully or partially.

2.11.2. During repayment of doubtful debt by debtor the provision formed shall be attributed to operating income.

2.11.3. Non-used amount of the provision shall be reconsidered annually and in case of necessity be carried forward.

Director for Accounting - Chief Accountant **Sokolov A.A.**

QUARTERLY REPORT

Open Joint-stock Company "Novolipetsk Steel"

The Issuer's code: 00102-A

for III quarter of 2005

Domicile: Russian Federation

Postal address: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation.

Director General ____________________ **Vladimir P. Nastich**
(signature)

Date November "11", 2005

Director for Accounting - Chief Accountant ____________________ **Alexander A. Sokolov**
(signature)

Date November "11", 2005

Contact person: *Valery A. Loskutov*
Director for Properties and Securities Management – Head of Securities Department
Phone: *(0742)-440-405*
Fax: *(0742)-442-255*
E-mail: *loskutov_va@nlmk.ru*
Web-site where this Quarterly Report is published: **www.nlmk.ru/rus/index/quarterindex.php3**

CONTENTS

Introduction

a) Full name of the Issuer:

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-stock Company "Novolipetsk Steel"

Abbreviation of the name:

ОАО "НЛМК"
NLMK

OJSC "Novolipetsk Steel" hereinafter referred to as "the Issuer" or "the Company".

b) Domicile:

Russian Federation

c) Contact information:

Tel.: ***(0742)-445-010***
E-mail: ***info@nlmk.ru***

d) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

e) Information on the Issuer's securities distributed:
Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***undocumentary***
Number of securities distributed: ***5 993 227 240***
Par value (ruble): ***1***

f) Other information:

There is no other information.

The present quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and doings occurrence. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future can differ from forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in the present Quarterly Report.

Financial information included in the present quarterly report is based on the Issuer's accounting statements compiled in accordance with Russian rules, and therefore, some discrepancy with the statements compiled as per international standards is possible.

In compiling the present quarterly report the Issuer followed solely the rules and regulation applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:
a) The General Shareholders' Meeting;
б) The Board of Directors;
в) Collective executive body – the Management;
e) Single executive body – General Director.

Members of the Issuer's Board of Directors are:

Oleg V. Bagrin
Year of birth: ***1974***

Nikolay A. Gagarin
Year of birth: ***1950***

Dmitry A. Gindin
Year of birth: ***1946***

Oleg V. Kiselev
Year of birth: ***1953***

Vladimir S. Lisin
Year of birth: ***1956***

Nikolay P. Lyakishev
Year of birth: ***1929***

Randolf Reynolds
Year of birth: ***1941***

Vladimir N. Skorokhodov
Year of birth: ***1951***

Igor P. Fyodorov
Year of birth: ***1966***

Members of Management are:

Galina A. Aglyamova
Year of birth: ***1961***

Igor N. Anisimov
Year of birth: ***1965***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***

Pavel P. Gorodilov
Year of birth: ***1957***

Anatoly N. Koryshev
Year of birth: ***1944***

Alexander I. Kravchenko
Year of birth: ***1955***

Sergey P. Melnik
Year of birth: ***1961***

Vladimir P. Nastich
Year of birth: ***1953***

Sergey V. Perekatov
Year of birth: ***1959***

Sergey A. Rakitin
Year of birth: ***1954***

Vladislav A. Smirnov
Year of birth: ***1949***

Alexander A. Sokolov
Year of birth: ***1961***

Vladimir A. Tretyakov
Year of birth: ***1960***

Viktor V. Hripunkov
Year of birth: ***1960***

Stanislav E. Tsyrlin
Year of birth: ***1968***

The Issuer's Director General is:
Vladimir P. Nastich
Year of birth: *1953*

1.2. Information on the Issuer's bank accounts.

Information on NLMK's main bank accounts as of 30.09.2005

No.	Full (abbreviated) name, location, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702978300005037751	settlement account USD running account EUR running account
2	OOO «Deutsche Bank»; 4, ul. Schepkina 129090 Moscow; INN 7702216772; BIC 44525101; Correspondent account 30101810100000000101	40702810400000000132 40702840200000000234 40702978800000000014	settlement account USD running account EUR running account
3	Closed joint-stock company «International Moscow Bank »; ZAO International Moscow Bank; 9, Prechistinskaya nab. 119034 Moscow; INN 7710030411; BIC 44525545; Correspondent account 30101810300000000545	40702810500010236805 40702840100010236806 40702978500010236802	settlement account USD running account EUR running account
4	Bank of foreign trade (open joint-stock company), Additional office No. 6; OAO Vneshtorgbank, Additional office No. 6, 43, ul. Vorontsovskaya, Moscow, 109044; INN 7702070139; BIC 44525187; Correspondent account 30101810700000000187	40702840100150000039 40702978700150000039 40702810000150000156	USD running account EUR running account settlement account
5	Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company); JSB "Gazprombank" (closed joint-stock company); bldg. 1, 16, ul. Nametkina, Moscow, 117420; INN 7744001497; BIC 44525823; Correspondent account: 30101810200000000823	40702810400000002531	settlement account
6	Joint-stock commercial bank «ROSBANK» (open joint-stock company); OJSC JSB «ROSBANK»; 11, ul M. Poryvaeva 107078 Moscow; INN 7730060164; BIC 44525256; Correspondent account 30101810000000000256	40702810500000114727 40702840900000014727 40702978500000014727	settlement account USD running account EUR running account

7	*Open joint-stock company Bank of social development and construction «Lipetskcombank»;* *OJSC «Lipetskcombank»;* *8, ul. Internatsionalnaya 398600 Lipetsk;* *INN 4825005381;* *BIC 44206704;* *Correspondent account 30101810700000000704*	*40702810500000000772* *40702810900000000770* *40702810300000000309* *40702810800000000317* *40702840500000000056* *40702978100000000056*	*settlement account* *settlement account* *settlement account* *settlement account* *USD running account* *EUR running account*
8	*Moscow branch of OAO «Lipetskcombank»;* *2, 2nd Avtozavodskoy proezd 109004 Moscow;* *INN 4825005381;* *BIC 44579254;* *Correspondent account 30101810500000000254*	*40702810102000000015* *40702840402000000015* *40702978002000000015*	*settlement account* *USD running account* *EUR running account*
9	*Bank ZENIT (open joint-stock company);* *Bank ZENIT;* *9, Banny pereulok 129110 Moscow;* *INN 7729405872;* *BIC 44525272;* *Correspondent account 30101810000000000272*	*40702810800000002393* *40702840100000002393* *40702978700000002393*	*settlement account* *USD running account* *EUR running account*
10	*OJSC "ALFA-BANK" Lipetsk branch;* *7, ul. Barasheva, Lipetsk, 398059* *INN 7728168971;* *BIC 44206753;* *Correspondent account: 30101810900000000753*	*40702810700130100719* *40702840600130000057*	*settlement account* *USD running account*

1.3. Information on auditor (auditors) of the Issuer.

An Auditor who renders services on independent auditing of accounting and financial statements having been prepared under the legal requirements of the Russian Federation as well as of consolidated financial statements prepared under US GAAP:

Full name: ***Closed joint-stock company «PricewaterhouseCoopersAudit»***
Abbreviated name: ***OJSC "PricewaterhauseCoopersAudit"***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(095)-967-60-00***
Fax: ***(095)-967-60-01***
E-mail: ***webmaster@pwc.com***

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***within 5 years***
Licenser: ***the Finance Ministry of the RF***

The Financial Statements for the following financial years have been audited by the auditor:

1. ***Auditing of the Issuer's consolidated financial statements prepared under US GAAP: 2003, 2004, 2005.***
2. ***Auditing of individual financial statements compiled under the requirements of the RF legislation: 2005.***

Factors that could affect Auditor's independence from the Issuer and information on any material interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's

officers):

There are no factors that could affect Auditor's independence from the Issuer or interests which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers), in particular:

- ***Auditor (Auditor's officers) does not have any share in the Issuer's stockholder capital;***
- ***the Issuer did not grant any loans to Auditor (Auditor's officers);***
- ***there are no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***
- ***there are no Issuer's officers being simultaneously Auditor's officers.***

Procedure of Auditor appointment:

An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Preparation of recommendations on the Company's Auditor for the Board of Directors is effected by the Commission on Auditing. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Commission on Auditing.

Information on projects executed by Auditor within special auditorial tasks:

Auditor did not execute any projects apart of his direct functions.

Procedure of Auditor fee definition:

The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for services rendered by Auditor:

There are no deferred and late payments for services rendered by Auditor.

1.4. Information on appraiser.

The Issuer did not enlist services of an Appraiser (Appraisers) regarding securities issue, information on which is presented in this Quarterly Report.

Information on appraiser being involved by NLMK for fixed assets revaluation as of 01.01.2000:

Full name: ***Closed joint-stock company «Center of professional appraisals»***

Abbreviated name: ***CJSC «Center of professional appraisals»***

Domicile ***49, Leningradsky prospekt 125468 Moscow Russia***

Tel: ***(095)-943-95-40***

Fax: ***(095)-943-93-28***

E-mail: ***no data***

Data on appraiser's license:

License No.: ***series ЦЛСС Registration No. 000004 code ОЦ***

Issue date: ***June 30, 1999.***

Validity: ***June 30, 2000.***

Licenser: ***Licensing Chamber with Moscow Government***

Information on services rendered by the appraiser: ***appraisal of fixed assets full replacement cost has been performed as of 01.01.2000***

1.5. Information on the Issuer's advisers.

Financial adviser who renders consulting services in securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***CJSC "Renaissance Capital"***
Domicile: ***4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia***
Tel: ***(095)-258-77-77***
Fax: ***(095)-258-77-78***
Web-site in Internet where the financial adviser discloses information on the Issuer: ***www.rencap.com***

Data on licenses of professional activity in securities market:

License of securities market participant for brokerage
License No.: ***177-05370-100000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

License of securities market participant for dealer activity
License No.: ***177-05386-010000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on securities market***

Services rendered (having been rendered) by the Adviser:

- ***assistance to the Issuer in preparation of securities offering circular;***
- ***verification of authenticity and completeness of all information from Securities Offering Circular, with exception of the audited one;***
- ***attestation of Securities Offering Circular as well as documentation that might deem necessary for the Issuer in order to arrange circulation of shares with traders;***
- ***consultations on issues related to preparation of Securities Offering Circular, any other documentation pertained to arrangement of shares circulation and the Issuer going through listing procedure;***
- ***consultations on issues related to disclosure by the Issuer of information in securities market and monitoring over discharge by the Issuer of his liabilities pertaining to disclosure of information in securities market according to requirements of Federal authority on securities market.***

1.6. Information on other persons who signed this Quarterly Report.

There are no such persons.

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indices of the Issuer's activity.

Indice name	*As of 30.06.2005.*	*As of 30.09.2005.*
Net assets value, thousand rubles	*121 569 853*	*128 040 242*
Relation of debt capital to capital and reserves, %	*11,2%*	*6,6%*
Relation of short-term liabilities to capital and reserves, %	*10,2%*	*5,8%*
Cover of payments of debt service (coefficient)	-*	-*
Late debts level, %	*0,3%*	*0,7%*
Dividend share in the profit, %	*21,6%***	-
	II q. 2005	*III q. 2005*
Turnover of accounts payable (times per year)	*1,63*	*1,70*
Productivity of labour, thousand rubles per person	*760,2*	*697,3*
Depreciation to proceeds volume, %	*1,7%*	*1,9%*

* *as of 30.09.2005 NLMK had no loans and credits*

** *The indices have been calculated as a result of the complete 2004 after approval of the annual dividend amount (taking into account the interim dividend for 9 months of 2004) by NLMK's General Shareholders' Meeting.*

For calculation of the a/m indices methods recommended by the Provision on information disclosure by Issuers of securities approved by Resolution Nr. 05-5/пз-н dd. March 16, 2005 of Federal Committee of Central Bank.

Analysis of the a/m indices movement attests the stable financial state and solvency of the Issuer in view of stable net assets growth, low level of the Issuer's dependence on loan funds.

Net assets amount as of 30.09.2005 increased by 5.3% as compared to the respective indice as of 30.06.2005, which is primarily accounted for by the decrease

in the Issuer's liabilities (payment of dividends for 2004). Monetary funds and short-term financial investments as well as construction in progress and advance payments issued for non-current assets increase occurred simultaneously.

Net assets value exceeds the amount of the Company's equity (by 21.4 fold), which is an important indice of the Issuer's stable financial status.

As of 30.09.2005 the indice "relation of debt funds to capital and reserves" decreased by 4.6 % regarding the level of 30.06.2005 and accounted for 6.6%. In the structure of the Issuer's debt funds the largest share is taken by short-term liabilities. Thus, the indice "relation of debt funds to capital and reserves" changed in the same way as the previous one (decrease by 4.4%).

The level of these indices attests to NLMK's low dependence on loan funds.

Accounts receivable turnover

In Q III, 2005 accounts receivable turnover ratio (including long-term accounts receivable) increased slightly regarding Q II and accounted for 1.70. It was caused by the decrease in the average amount of accounts receivable (-11.9%) at a higher rate than sales proceeds decrease (-8%).

Decrease in sales proceeds in Q III, 2005 (-8%) regarding Q II, 2005 caused a decrease in labour productivity by 8.3%.

Depreciation to proceeds ratio

In Q III the indice of depreciation to proceeds ratio increased slightly regarding Q III (from 1.7% to 1.9%), which is accounted for by sales proceeds decrease by 8%.

2.2. The Issuer's market capitalization.

The Issuer's total shares outstanding – 5 993 227 240.

Starting from November 23, 2004 common stock of NLMK listed on "OAO RTS Exchange Market"(ticker symbol - NLMKG).

The value of NLMK capitalization calculated on the basis of the Exchange data as of 30.09.2005 amounted to 197 954 258 040.

Starting from January 14, 2005 NLMK's common stock (ticker symbol – NLMK) was included into quotation list "B"of Securities List ("Classical shares market") admitted to trading at NP "RTS Stock Exchange".

The value of NLMK capitalization calculated on the basis of the Partnership data as of 30.09.2005 amounted to 7 028 137 720 USD (determined upon RTS data on the price of shares traded at the Exchange and calculated according to Russian Central Bank Financial Committee (FKZB) Decree Nr. 05-5/пз-н dd. March 16, 2003 "On approval of the provision on information disclosure by securities issuers").

It should be noted that information on indicative quoting of the Issuer's common stock starting from November 5, 200 to January 28, 2005 is reflected in «RTS Board» (ticker symbol – nlmk), as these data are not official quotations of securities, they cannot be used for calculation of market capitalization of the Company.

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

The total of NLMK's accounts payable as of 30.09.2005 amounts to 7 347 301 thousand rubles, including overdue – 62 027 thousand rubles.

The structure of NLMK's accounts payable as of 30.09.2005

rubles

Liabilities	*Maturity date*	
	To one year	*Over one year*
Accounts payable to suppliers and contractors	*2 239 733 752*	–
inclusive: overdue	*61 369 219*	–
Salaries and wages	*268 828 573*	–
inclusive: overdue	–	–
Arrears to the budget and extra-budget funds	*866 744 501*	–
inclusive: overdue	–	–
Credits	–	–
inclusive: overdue	–	–
Loans, total	–	–
inclusive: overdue	–	–
inclusive: bonded loans	–	–
inclusive: overdue bonded loans	–	–
Other accounts payable	*3 966 779 682*	*5 214*
inclusive: overdue	*657 986*	–
Total	*7 342 086 508*	*5 214*
inclusive: total overdue	*62 027 205*	–

NLMK's accounts payable for the last complete five financial years and as of 30.09.2005 do not incorporate creditors whose share amounts to not less than 10 per cent of the total accounts payable.

Overdue accounts payable as of the reporting year end represents accounts payable to certain contractors which arose in the course of commercial relations and was being repaid within the terms agreed by the parties.

The risk of imposing of fines and sanctions as well as interest on default obligations is estimated as low by the Issuer.

2.3.2. The Issuer's credit history.

Over the last 5 complete financial years and as of the reporting quarter end credit facilities agreements were not entered. Borrowings were not taken.

2.3.3. The Issuer's commitments on security to third parties.

There were no liabilities for security to third parties in the reporting quarter inclusive of guarantee or pawn.

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the date of reporting quarter end.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not attract funds by distribution of securities.

2.5. Risks related to acquisition of distributed (being distributed) issuing securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's main activity and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as a producer and seller of the diversified metal products mix. The situation in the industry can worsen due to worsening of situation both in raw materials purchasing markets and steel products sales markets.

<u>Industry risks at raw materials markets</u>

NLMK is one of the major consumers of the main steelmaking raw materials at the domestic raw materials market. Raw materials supplies are subject to risks formed depending on the peculiarities and specific features formed in every segment of the raw materials market.

The main risks pertaining to the supplies of the main steelmaking raw materials incorporate:

- *The risk of increase of the prices for the raw materials being purchased caused by deterioration of the market conditions of this market segment, increase in the raw materials deficit in the domestic market as well as a result of increase in the delivery tariffs of natural monopolies.*
- *The risk of breach of obligations on the composition and quality of the raw materials being purchased on the part of raw materials suppliers.*
- *The risk of breach of obligations on delivery timeliness including the complete disruption of delivery on the part of raw materials suppliers.*

To minimize the risks of drastic prices fluctuations at the domestic raw materials market the Issuer is conducting operational monitoring of the major operators of this market segment, is concluding contracts with the prices and volumes agreed for a certain period, fixed payment schedules, is attracting alternative suppliers including importers.

To minimize the risks of increase in the tariffs of natural monopolies on the raw materials transportation the Issuer attracts alternative transport and forwarding firms.

To minimize the risks of breach of obligations on the part of suppliers regarding the composition and quality of the raw materials being purchased the Issuer concludes contracts for delivery with the suppliers being long-time partners who have gone through the procedure of appraisal and approval in accordance with the current NLMK's Quality Management Systems certified under ISO 9001. Penalties for breach of quality of the raw materials to be delivered are included in contracts with suppliers.

To minimize the impact of the risks of partial or complete disruption of deliveries the Issuer makes up the sound insurance stock of the main kinds of raw materials which enables to ensure the production cycle continuity. The delivery of the main material resources is effected as per the agreed schedules ensuring smooth delivery for a continuous finished products production process. The Company has entered into agreements with several suppliers for the delivery of one kind of material resources. Penalties for the breach of delivery terms and qualitative features of the raw materials are included in agreements with suppliers.

Risks at the coal concentrate and coke markets.

Over the reporting period the coal concentrate and coke market has been characterized by the excess of supply due to the recession at the world steel market. This fact has decreased the impact of the risk of prices change caused by adverse market conditions and coking coals deficit.

Risks at iron ore markets

The risks pertaining to iron ore markets over the reporting period are the same as the risks of coal concentrate and coke market. However the influence of the risks of prices increase, deficit, fluctuations of composition and quality as well as breach of obligations regarding iron ore supply on iron ore raw materials is slightly reduced due to supply of this material from the Company's subsidiaries providing about 90% of the Company's need in iron ore.

Risks at scrap markets

The main risk of the domestic scrap market which has influenced the Company over the reporting period apart from prices increase under the influence of export price is the risk of fluctuation of smoothness and the amount of supplied scrap caused by the seasonal factor. To minimize this risk the Company establishes a sound autumn-winter stock of this material ensuring the continuity of production cycle in case of deliveries hold-up.

Risks at ferroalloys markets

Over the reporting period besides the main risks of the ferroalloys market the Company has been influenced by the risk of unstable political situation in the Ukraine where the main producers of ferroalloys being purchased are located. To minimize the influence of this risk the Company is expanding the sources of ferroalloys supplies within the RF territory. In particular, in September 2005 ferroalloys produced by LLC "Alapaevsky Iron and Steel Works" were supplied.

Industry risks at sales markets

The risks at the foreign markets related to the possible changes of prices for the Issuer's products and their influence on the Issuer's activity and fulfillment of its securities obligations.

Macroeconomic risks

The forecast rates of economic growth for 2005 indicate not quite favourable outlook of metal-consuming industries in the main ferrous metals consuming regions: the world real GDP growth is anticipated to be at the level of 4.4% against 5.0% in 2004, industrial production growth will account to 5.0% against 6.6% in 2004.

After the record growth of the world consumption of finished products produced from ferrous metals by 9.2% in 2004 regarding the level of 2003 and the respective increase in steel production at the beginning of 2005 at several major world markets the conditions for

reduction of finished steel products consumption have been created: economic growth rates in the EC countries and Japan turned out to be slower than expected. The central government of the Chinese People's Republic is continuing to take measures of macroeconomic regulation aimed at containing investments in steelmaking and construction industries.

As a result finished steel products consumption in 2005 in the world except the Chinese People's Republic can decrease by 0.2%. Besides, the third quarter is associated with the seasonal recession of finished steel products consumption during the period of mass leaves (in July- August) in industrial production.

The a/m factors produced a descending influence on the prices of the Issuer's products.

Change of supply and demand ratio at the world market of ferrous metals

Consumption decrease resulted in accumulation of excess stock at the key distribution chain stages: from trade companies to ultimate consumers. Thus, depending on the country and region the volume of steel products stock in the first quarter of 2005 exceeded the last year indice by 17-25%. In the second and third quarters of 2005 a significant order volume decrease (and prices respectively) was marked at all major world ferrous metals markets. Trying to restore the balance of supply and demand to the level of the second half of 2004 a number of European companies (Arcelor, ThyssenKrupp Stahl, Corus, Salzgitter, Riva, Rautarukki) primarily reduced the output of finished flats. A number of American steelmaking companies (Mittal Steel divisions, U.S. Steel) selectively stopped their production facilities for prescheduled repairs. As a result steel production in the second half of 2005 will decrease by 3.5% regarding the same period of 2004 (against the growth by 7.6% in the first half year).

Steel production in the EC countries in January-September 2005 decreased by 4.2% regarding the same period of 2004, in the USA – by 6.2%.

By the end of July prices recession slowed down, at a number of markets (Europe, the Chinese People's Republic, USA) stabilization of prices was marked. In the third quarter of the current year at the US markets stabilization gave place to moderate growth. In October a number of European companies announced prices increase starting from November. market stagnation at the Chinese People's Republic influenced the whole Asian region where the recession continued in the third quarter.

Stock liquidation, economic reactivation after the leaves period and production reduction can facilitate supply restriction at the world market and formation of assumptions for starting the increase in prices in the fourth quarter of 2005 and in the first quarter of 2006. It can produce an ascending influence on the Issuer's prices in the short-term outlook.

Industry structure changes

As a result of consolidation processes conducted in the world ferrous metallurgy in 1999-2004 the degree of production concentration increased: while in 2000 20 major enterprises produced 33.7% of the world steel output, in 2004 they produced 38.7%.

Consolidation processes will continue in 2005 and 2006. China can be especially active here: the government intends to make two companies of annual capacity of not less than 30 mln. tpy each leaders of the industry.

Industry mergers and takeovers reinforced steelmakers' position by narrowing the competition and have a positive influence on prices for the Issuer's products.

Growth of investments in the fixed assets

Favourable market conditions of the world ferrous metals market in 2002-2004 and increase in profit of steelmaking companies stimulated investments in new steelmaking facilities. China is the leader in the growth rate of new steelmaking capacities: in 2003 it increased its capacities regarding 2002 by 20.1% while the rest of the world – by 2.7%. In 2005 China will increase its steelmaking capacities by 16.3% regarding 2004 while other

countries – by 5.1%. In the first half of 2005 alone China put in operation 40 new CCM, total capacity of 28 mln. tpy.

This factor facilitates the increase in steel supply at the global market. It can produce a depressive influence on the price for the Issuer's products at foreign markets especially in the long-term outlook.

Aggravating competition of steelmakers from developing countries

Increase in production capacities in case of limited domestic demand creates conditions for the growth of steel products export by such countries as China, India, Brazil. In the first half of 2005 Chinese export amounted to 11.6 mln. tons of steel products, which is 154% higher than the level of the same period of 2004. In the current year the aggregate volume of export from China is estimated to be 24 mln. tons against 10 mln. tons in 2004 and 6 mln. tons in 2003.

Taking into account low costs and a vast raw materials base (in Brazil and India) products originating from these countries can immediately compete with the Issuer's products at the global markets, which can restrict its possibilities of increasing the products prices in the medium-term and long-term outlook.

Transportation risks

Shipping rates for international sea shipping decrease in April 2005 under the influence of decreasing iron ore shipping volumes in China and a large number of new ships. By the beginning of the fourth quarter of 2005 a slight seasonal shipping cost increase can be brought about by activation of utilities shipping before the beginning of winter and by the start of new harvest grain-crops transportation in Northern hemisphere.

Shipping rates increase causes the price for ultimate consumption goods to increase as well and under certain conditions (high level of stock, industrial production recession) can negatively influence the prices for steel products.

Risks at the domestic market related to the possible change of prices for the Issuer's products and their influence on the Issuer's activity and fulfillment of obligations on securities.

Russian iron and steel industry is an export-oriented industry: the RF steelmaking capacities significantly exceed the needs of the domestic market. As a rule, the growth of domestic market prices facilitates the increase in exports of Russian plants, which leads to a decrease in flats supply at the domestic market and growth of domestic prices for it. On the contrary, if foreign market conditions worsen steel products shipment to the domestic market increases and in a number of cases and prices for it decrease.

Thus, prices dynamics at the domestic market will be primarily determined by the change of global prices. It should be noted, however, that under the conditions of relatively high development rates of Russian economy demand for steel products will remain stable. Domestic market share in steel products consumption is likely to increase thus slowing down the landslide of prices at the foreign market in the near future. It is indirectly confirmed by the fact that the current domestic prices for steel products often exceed export ones. In the medium-term outlook (5-7 years), however, this situation may change: the level and dynamics of domestic market prices will be closer to the changes being underway in the world. The forecast growth of import shipments share in the RF consumption will increase the price pressure of the global market conditions on the domestic market. As a result we can forecast to a high degree of probability that by 2010 the dependence of domestic market prices on the global prices will increase. Russia's joining the World Trade Organization will also speed up adjustment of domestic and foreign market prices.

2.5.2. Country and regional risks

NLMK is an export-oriented Company. In the first half of 2005 the main export regions which bring 10% and more of sales proceeds are as follows: Russia, South-East Asia, the EC countries, other European countries and Turkey.

In case of negative situation in some regions NLMK possesses vast possibilities of re-orienting its products to more attractive markets and minimization of possible financial damages.

The main industrial activity of the Issuer is pursued within the Russian Federation. The activity of metal products manufacturing and exporting in Russia entails a number of risks.

Political risks

The political system of Russia is in the stage of formation and constant restructuring, that is why it is not stable yet, which causes the following risks for NLMK:

- *possibility of foreign and domestic policy change can fundamentally affect the investment attractiveness of the country as a whole and NLMK in particular;*
- *possibility of negative legislation alteration, inclusive of tax legislation, aimed at budget receipts maximization from export-oriented industries.*

Economic risks

Russian economy is poorly diversified and essentially dependent upon world prices on raw materials, oil and gas in the first place. Continuous and significant landslide of world prices for raw materials can lead to proceeds decrease of raw materials companies. It, in its turn, can further entail economic recession of the Russian economy, which will undoubtedly affect the Issuer's activity.

In order to minimize the economic and financial risks NLMK tries to diversify its funding sources, expands its sales geography and product mix.

2.5.3. Financial risks

Being an export-oriented company, NLMK confronts currency risks, as well as interest escalation risks which can fundamentally affect its financial performance.

Currency risks

Taking into account the situation at the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) dynamics of the main currencies. Actions are taken to diversify export proceeds currency structure.

Provisions are made for proportional distribution of payments on long-term import contracts and use of letters of credit for settlements with receipt of interest income from placing these operations cover in deposits.

Since the major part of NLMK's expenses are in rubles, there is risk of business profitability reduction due to considerable ruble exchange rate fluctuations with respect to

foreign currency. In order to minimize these risks, the Company takes the following measures:

- *concluding agreements with banks for conducting sales of large foreign currency amounts for rubles at a fixed rate of exchange with minimal commission;*

- *allocation of temporarily surplus foreign currency and ruble funds which allows to reduce dependency on exchange rate fluctuations and maintain profitability.*

In the reporting period the currency risks hedging with forward contract application, options were not effected due to the following reasons:

- *absence of legislation which regulates this kind of transactions;*

- *divergence of the world's leading experts' forecasts concerning perspectives of foreign currency rates with respect to US dollar.*

Interest escalation risk

NLMK may act as borrower both in the international and domestic capital markets. The Company may use borrowed funds for current activity financing and for investment projects.

On the other hand, NLMK's high solvency appear to be important factors of borrowings value decrease for the Company in the future.

Risk of liquidity deterioration

At NLMK liquidity risk is closely associated with cash inflow under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. The ratio of the Company's highly liquid assets to liabilities attests to high solvency and a correspondingly low liquidity risk.

2.5.4. Legal risks

Risks related to currency regulation changes

The new law "On currency regulation and control" dd. 10.12.2003 Nr. 173-F3 (took effect 17.06.2004 with the exception of separate provisions for which another effective term is established) (hereinafter – "New law on currency regulation") provides for reservation necessity by residents of the RF currency monetary funds on a separate account in an authorized bank prior to effecting a number of currency transactions defined by the present law, which will induce outflow of monetary funds for reservation purposes and their temporary exclusion from the Company's current settlements. It can hinder fulfillment of the Company's obligations upon agreements with contractors.

Risks related to tax legislation alteration

Income tax

As per federal law No. 58-ФЗ "On entering changes to the second part of the RF Tax Code and some other legislative acts of the RF on taxes and fees" dd. 06.06.2005 a number of changes have been introduced in chapter 25 of "Income tax" which can produce an impact on the amount of NLMK's tax liabilities.

Changes that have produced a negative impact on NLMK's performance:

Starting from 01.01.2006 a new cost type is introduced in Article 254 of the RF Tax Code: inventories value represented by surpluses revealed during stock-taking and/or by the property left after fixed assets dismantling or putting out of operation. It is defined as the tax amount calculated on the basis of income envisaged by clauses 13 and 20, Article 250 of the RF Tax Code (clause 2, Article 254 of the RF Tax Code in the revision of Law No. 58-ФЗ).

The estimated annual tax increase can amount to 150 mln. rubles.

<u>VAT</u>

As per federal laws No. 117-ФЗ, 118-ФЗ, 119-ФЗ dd. 22.07.2005 starting from 01.01.2006 a number of changes were introduced in Chapter 21 of the RF Tax Code "VAT" which can influence the amount of NLMK's tax liabilities.

Changes that have produced a negative impact on NLMK's performance:

1) *NLMK loses the right to choose its tax base determination as determination method "by payment size" has been cancelled. Now shipping date is taken as the moment of tax base determination. (Article 167 of Tax Code)*
2) *VAT amounts for deduction are subject to restitution in case of transference of property as an investment in charter capital as well as in case of usage in operations which envisage reference of tax amounts to production costs (Article 170 of the RF Tax Code).*

<u>Risks related to changes in demands on licensing the Issuer's main activity</u>

As per federal law No. 80-ФЗ "On entering changes into the Federal Law "On licensing separate kinds of activity", Federal Law "On protection of the rights of legal persons and individual entrepreneurs during conduction of state control (supervision)" and the RF Code of administrative offenses" dd. 02.07.2005 a number of changes has been introduced in the legislative acts regulating licensing issues. The list of activities subject to licensing has been reduced significantly.

The a/m legislation changes will not produce a negative impact on NLMK's performance and will not incur any legal risks related to NLMK's activity.

<u>Risks related to alteration of judicial practice on the issues related to the Issuer's activity</u>

As per Article 113 of the RF Tax Code limitation period of penalties for tax offenses is three years. Upon the request of the Federal Tax Service it has been inspected if this regulation complies with the Constitution as well as if any exceptions from this rule for individual taxpayers declared careless are possible. On 14.07.2005 the Constitutional Court confirmed the lawfulness of the disputed Article of the Code by Decree No. 9-П. At that the Constitutional Court has decided that in case a taxpayer counteracts the inspection activity of tax authorities the court may ignore the prohibition of impleading the Company after expiration of the three-year period of limitation.

In the Russian legislation, however, there is no term "counteraction", therefore this definition can be applied to any situation.

In judicial practice regulating legal relationship in licensing there were no changes, which could produce a negative impact on the Company's performance.

The Company hasn't been involved in legal procedures which could produce a negative impact on the Company's licensing performance.

There are no risks related to prolongation of the Issuer's license for a particular kind of activity or for use of facilities whose number in circulation is limited.

2.5.5. Risks related to the Issuer's activity

For the last three years and now NLMK has not been participating in any legal procedures in which plaintiffs' claims are significant (more than 5% of the Issuer's assets book value).

The main part of the Issuer's licenses on activities important for the Issuer is valid till 2006 and further on. Risk related to failure to prolong these licenses is extremely low.

Subsidiaries and affiliated companies of NLMK are liable for their financial performance and risk management.

III. Detail information on the Issuer.

3.1. History of the Issuer's Company.

3.1.1. Information on the Issuer's name.

Full name of the Issuer.

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-stock Company "Novolipetsk Steel"

Abbreviated name.

ОАО "НЛМК"
NLMK

The Company has the right for trade mark "STINOL" registered as stated by the Russian Law (information on trade mark registration is given in clause 4.4. of the present report).

Information on changes in the Issuer's name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order
NLMK
Introduced on: *14.03.1984*
Basis for changes: *Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR «On perpetuation the memory of Yury V. Andropov».*

2. Novolipetsk Iron & Steel Corporation
NLMK
Introduced on: *28.01.1993*
Basis for changes: *Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 «On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation».*

3. Current name was introduced on 12.08.1998
Basis for changes: *Decision made at Annual Shareholders' Meeting dd. August 1, 1998*

(Minutes No. 9) on approval of the Company's Statute in a new edition.

3.1.2. Information on state registration of the Issuer.

Number of state registration: *5-Г*
Date of state registration: *28.01.1993*
Registrar: *Administration of Levoberezhny district of the city of Lipetsk*

State registration number of a legal person: *1024800823123*
Date of registration: *09.07.2002*
Registrar: *Inspection of MNS of Russia in Central district of the city of Lipetsk*

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 «On measures aimed at conversion of state enterprises, voluntary associations of state enterprises into joint stock companies» state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by decision of Lipetsk region state property management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of Lipetsk No. 50 dd. 28.01.1993.

The Company was registered for uncertain period of time.

The purpose of enterprise privatization is to increase efficiency of national economics by transfer from planned economy to market economy. In transition to a market economy the following decisions have been made by the Company:

- *on optimization of organizational structure and management system of production and auxiliary divisions;*
- *on improvement of system of raw material, fuel procurement, product sales and marketing services;*
- *on development and approval of Technical Reconstruction and Development Program.*

Today NLMK is a large advanced company with highly developed and coordinated production, the products of which are exported to dozens countries of the world.

Plans of NLMK cover steady increase of high-end production, solution of various environmental problems at all production stages, production of high value added products which meet constantly raising demands from customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***

Domicile of the Issuer's executive body:
2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:
Tel: ***(0742)-445-010***
Fax: ***(0742)-441-111***
E-mail: ***info@nlmk.ru***
Web-site with information on the Issuer and his securities issued and/or being issued: **www.nlmk.ru**

Domicile of key accounts division - *Division on property and securities management: 2, pl. Metallurgov, Lipetsk 398040 Russia*

Tel: *(0742)-444-989*

Fax: *(0742)-442-255*

E-mail: *loskutov_va@nlmk.ru*

Web-site: *none*

3.1.5. Taxpayer Identification Number

4823006703

3.1.6. The Issuer's branches and representative offices.

In the reporting quarter of the current year there were no changes in the list of NLMK's branches and representative offices.

3.2. The Issuer's core activity.

3.2.1. The Issuer's industry.

Codes of the Issuer's activity within the industry according to All-Russian code of foreign – economic activity:

Code	*Description*
27.17	*Production of cold rolled steel flats without and with protective coatings*
23.10	*Coke production*
24.14.2	*Production of other organic chemical products which are not entered into any other group of products*
24.15	*Production of fertilizers and nitrogen compounds*
27.11	*Production of pig iron and blast furnace ferroalloys*
27.14	*Production of steel*
27.15	*Production of semi-finished (slabs) products for further rolling*
27.16.2	*Production of hot rolled steel flats*
27.22	*Production of steel pipes and fittings*
27.33	*Production of roll-formed steel sections*
28.63	*Production of locks and hinges*
28.71	*Production of metal drums and similar reservoirs*
29.51	*Manufacture of machinery and equipment for steel industry*
31.62.9	*Services rendered for erection, repair and maintenance of other electric equipment which is not entered into any other group of products*
34.30	*Production of parts and components of cars and motors to them*
36.22.1	*Production of parts for technical application from precious metals*
37.10.1	*Waste and ferrous scrap processing*
40.10	*Production, supply and distribution of electrical power*
40.10.5	*Activity on assurance of electric mains serviceability*

40.20.2	*Distribution of gas fuel*
40.30	*Production, supply and distribution of steam and hot water (heat energy)*
45.21.1	*Civil works on buildings construction*
45.31	*Wiring operations*
51.70	*Other wholesale trade*
52.11	*Retail trade in non-specialized stores principally by foodstuffs, including beverage food and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
52.31	*Retail trade of pharmaceutical products*
55.12	*Activity of hotels having no restaurants*
55.51	*Activity of canteens located at the territory of plants and institutions*
60.10.2	*Activity of industrial railroad transport*
60.23	*Activity of other inland passenger transportation*
60.24	*Activity of motor transport*
63.11	*Transport processing of cargoes*
63.12	*Storage and warehousing*
63.21.1	*Other auxiliary activity of railway transport*
64.20.1	*Activity in the area of phone and document communications*
70.32.1	*Management of housing stock*
74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
74.60	*Investigations and accidents prevention*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*
85.11	*Activity of patient care institutions*
85.13	*Dental practice*
85.20	*Veterinary activity*
92.13	*Movies demonstration*

3.2.2. The Issuer's main activity.

The Issuer carries out its activity in the territory of the Russian Federation.

NLMK's main industrial activity is ferrous metals production and selling. The Company is oriented at producing high-quality hot-rolled and cold-rolled flats. Besides the Company produces semi-finished products (slabs).

Profit share from such activity constitutes almost 100% of the total profit from sales of products, goods, works.

In quarter III, 2005 profit share from sales of ferrous metals in the Company's total profit amounted to 95.7% (quarter II, 2005 – 95.4%).*

Proceeds from sales of ferrous metals:

in quarter II, 2005 – 28 040 945 thousand rubles,

in quarter III, 2005 – 25 859 385 thousand rubles, decrease by 7.8%.

The Issuer's activity has slight seasonal nature related to decrease of metal products consumption in winter. However the influence of this seasonal nature upon the Issuer's financial performance is not significant.

Note: The share of the Issuer's profit from its main activity in the total sales proceeds is calculated by the formula: page 011, f. 2/ page 010, f.2 over the quarter (non-progressive total).

3.2.3. Main types of products (works, services).

Products	*Amount, million rubles*	*Share, %*
Slabs	*5 161.1*	*19.4*
Hot-rolled stock	*6 645.7*	*25.0*
Cold-rolled stock	*6 102.3*	*23.0*
Others	*8 663.7*	*32.6*
Total sales (profit) volume	26 572.7	100%

Cost items designation	*Reporting period*
Raw materials and materials, %	*67.803*
Acquired component parts, semi-finished products, %	–
Works and services of production nature rendered by outside organizations, %	*3.125*
Fuel, %	*6.960*
Power, %	*4,453*
Salaries and wages, %	*7.678*
Interests on credits, %	–
Rent, %	*0,011*
Single social tax, %	*1.933*
Fixed assets depreciation, %	*2.838*
Taxes included into the products cost value, %	*0,255*
Other costs, %	*4.944*
depreciation on intangible assets, %	*0.001*
rewards for rationalization proposals, %	*0.073*
mandatory insurance payments, %	*0.175*
representative expenses, %	*0.003*
other, %	*4.692*
Total: costs for products manufacturing and sales (works, services), %	*100*

Products (works, services) cost value, thousand rubles	*17 888 799*
For reference: profit from sales of products (works, services), % to the cost value	*150*

Information on new significant types of products (works, services) as well as on their development is not available to the public for the purpose of maintaining the Issuer's competitive advantages.

The Issuer's cost value structure is determined in accordance with Accounting Rule 10/99 "The Company's expenses" (Decree No. 33н dd. May 6, 1999 of the RF Ministry of Finance), methodical recommendations on planning, formation and accounting of expenses on production and sales of products (works, services) of iron and steel companies, and NLMK's accounting policy.

3.2.4. The Issuer's raw materials and suppliers.

For its production (to support production technologies) NLMK purchases the following raw materials: iron ore, coal concentrate (coking grades), coke, scrap, ferroalloys, non-ferrous metals and fluxes.

The Company's own raw materials base

NLMK is a vertically integrated holding which incorporates mining enterprises to a significant degree providing for the Company's needs of iron and steel raw materials.

NLMK is the major shareholder of the mining company OJSC "Stoilensky GOK" which is the third largest iron ore raw materials producer in Russia by extraction volumes and explored reserves. NLMK's advantageous geographical location regarding the main Russian iron ore deposit (Kursk Magnetic Anomaly) allows to minimize the costs of transportation of iron ore raw materials to the Company.

To eliminate the risks related to coking coals and coal concentrate supply in 2005 NLMK won the auction for the right to use the subsoil area Zhernovsky-1 of Kuznetsk coal basin. The preparation stage of the deposit development is underway, which will allow to provide about 50% of the Company's needs in coal concentrate.

NLMK's needs in coke is satisfied by its own Coke Plant by 80-90%.

NLMK's need in fluxes is fully satisfied by its subsidiaries – OJSC "Stagdok" (Lipetsk) and OJSC "Dolomite" (Lipetsk region, Dankov).

Other raw materials sources and suppliers

The sources of coal concentrate for the Company are Kuznetsky, Pechersky and Yuzhno-Yakutsky coal basins.

The remaining 10-20% of the coke demand is satisfied by the Company's purchase of raw materials from such producers as Altaisky KHZ, Kemerovsky KHZ, Moskovsky KGZ and Yasinovsky KHZ (Ukraine).

The main iron ore source is ferruginous quartzites deposit of Kursk Magnetic Anomaly. Sinter ore and iron ore concentrate is supplied by OJSC "Stoilensky GOK" and OJSC "Kombinat KMAruda". OJSC "Stoilensky GOK" supplies about 80-90% of all concentrate supplies. Pellets are purchased at the Russian free domestic market, in

particular from OJSC "Lebedinsky GOK".

The Company's scrap demand is satisfied mainly by Secondary Non-ferrous Metals of the RF central region.

The Company's demand for main type of ferroalloys is covered mainly for account of OJSC "Zaporozhsky plant of ferroalloys"" (the Ukraine), OJSC "Nikolsky plant of ferroalloys" as well as OJSC "Alapaevsky Iron and Steel Works" (Russia).

The dominant non-ferrous metals used in steel-making process are aluminum and zinc. The demand for aluminum is satisfied by OJSC "Bratsky aluminium plant" (Russia, Irkutsk region), demand for secondary aluminum is satisfied by enterprises of secondary metals of the Central Region of the Russian Federation. Zinc being supplied is produced by OJSC "Chelyabinsk zinc plant", OJSC "Electrozinc"(Russia, Vladikavkaz).

The main price tendencies in quarter III, 2005

Iron ore. Quarterly increase in iron ore purchase prices in quarter III, 2005 regarding the level of quarter III, 2004 accounted for about 5% on average. In spite of the decrease in domestic prices for iron ore in quarter III, 2005 (compared with the level of prices in the first half of 2005) caused by iron ore excess at the domestic market and aggravation of the market conditions of the world steel market the prices level didn't go down to reach the level of the respective period of 2004. Iron ore prices at the domestic market were increasing during the whole 2004 under the influence of high prices of the global iron ore market caused by the growing global, especially Chinese, demand for iron ore. Prices for iron ore were constantly growing from the beginning of 2005, and they reached their peak in April 2005 due to a 71.5 % increase in prices under long-term contracts at the global iron ore market. Decrease in steel output in Russia on the whole and, as a consequence, decrease in demand for iron ore since May 2005 resulted in monthly decrease in purchase prices, which in September reached their minimum over the first nine months of 2005.

Coal concentrate. In quarter III, 2005 purchase price for coking coal and coal concentrate slightly (by 2%) exceeded the respective price of quarter III, 2004. At that while 2004 saw an ascending trend of prices for this kind of raw materials through the whole period, in quarter III, 2005 the price was going down consistently after its drastic increase at the beginning of 2005 and quite high level during the first half of 2005. The situation at the domestic coal market is in many respects determined by the global market tendencies. Thus, as the price fixed for financial year 2005 by the world community exceeded the respective price of 2004 by 2.2 fold, a drastic increase in domestic prices regarding the beginning of 2005 occurred. Decrease in prices for coal in quarter III, 2005 was caused by the aggravation of the situation at the global and domestic markets of finished products, increase in coal supply (against the background of demand for it of ultimate consumers) as well as excess coke demand.

Coke. In quarter III, 2005 the average NLMK's purchase price for coke decreased by 46% regarding the price of quarter III, 2004. As in 2004 the growth rate of global prices for coke was higher than that of coking coal prices, which was caused by export restrictions introduced in China, price for coke in 2004 grew extremely high. However, from the beginning of 2005 Chinese coke solution advantageous for global steel producers caused the prices including domestic

ones to decrease during the whole a/m period. Besides, coke price is traditionally determined by the coking coal market situation and price tendencies which were characterized by a significant decrease in domestic prices in quarters II and III, 2005, which caused a descending coke price tendency. The global market of that period was characterized by excessive demand for coke against the background of a decreased need for this kind of raw materials.

Scrap. *The average NLMK's purchase price for scrap in quarter III, 2005 was slightly lower (by 3%) than the respective price of quarter III, 2004. The tendency of domestic purchase prices for scrap is in many respects determined by the situation dictated by the two competing consumers of this kind of raw materials – exporters and domestic iron and steel companies. In spite of certain adjustment of prices for scrap in the descending direction caused by demand decrease against the background of the excessive scarp supply in quarter II, 2005, quarter III saw another increase in prices. It was caused by a significant decrease in domestic demand for scrap at the beginning of 2005 because of a low activity of consumers in the respective period of the previous year, and increase in foreign demand for scrap (as a consequence of activation of domestic exporters) as well as by the necessity to replenish both the existing scrap stock and scrap stored for winter by domestic enterprises. Thus, as a result of quarter III the level of prices for scrap remain high as registered in the last two years.*

Ferroalloys. *In quarter III NLMK's average purchase prices for ferroalloys significantly exceeded (by 27%) the level of purchase prices for ferroalloys of quarter III, 2004. At the beginning of 2005 a consistent decrease in prices for ferroalloys was driven by the situation at the Russian and Ukrainian markets of manganese ferroalloys in which there was a significant supply with a simultaneous decrease of demand for this type of ferroalloys in the conditions of overproduction. In quarter III, 2005 the situation changed and prices increase was caused the increase in prices for manganese alloys at the Russian market. Besides, due to process needs the share of expensive light ferroalloy (ferromolybdenum) increased in NLMK's structure of ferroalloy purchase.*

Non-ferrous metals. *Russian producers of non-ferrous metals are mainly oriented at the global market as Russian non-ferrous metallurgy is an export-oriented industry. As in 2004 there was a consistent growth of prices for non-ferrous metals at the global market (due to a high level of demand for them and a favourable situation in iron and steel production), quotation of prices for non-ferrous metals during the a/m period were maintained at the maximum level at least over the last 5 years. Starting from quarter II, 2005 global prices for aluminum were slightly adjusted in the descending direction, and in quarter III they were almoststable, n the reporting period NLMK's average purchase price for aluminum turned to be a bit lower than the price of the respective period of 2004 (about 7%).*

During 2005 a high level of prices for zinc was registered at London Metals Exchange (LME). High prices at LME are mainly maintained by the deficit at the global zinc market. Besides, at the end of quarter III zinc price at LME was influenced by the absence of information on the condition of zinc stock in New Orleans, USA, which were not damaged as was discovered later.

In quarter III, 2005 NLMK's average purchase prices for zinc increased by 8% on average regarding quarter III, 2004.

Change of prices for the main raw materials purchased by NLMK in quarter III, 2005 regarding quarter III, 2004*

Raw materials	Average prices, rubles per ton, over quarter III, 2004	Average prices, rubles per ton, over quarter III, 2005	Change, %
Coal concentrate	*2 673*	*2 728*	*2.0*
Coke	*8 494*	*4 599*	*-45.9*
Iron ore concentrate	*1 241*	*1 302*	*4.9*
Scrap	*4 965*	*4 840*	*-2.5*
Ferroalloys	*37 435*	*47 392*	*26.6*
Aluminum	*55 427*	*51 669*	*-6.8*
Zinc	*44 691*	*48 209*	*7.9*

** VAT and delivery included*

3.2.5. The Issuer's sales (works, services) markets

As a result of nine months of 2005 NLMK's supply to motor-car plants decreased by 12.4% as compared with the respective period of 2004. It was caused mainly by the decrease of supply volume of cold-rolled stock by 13.2%. It is related to the decrease in supply of this product to "AvtoVAZ" by 28.0%. Cold-rolled steel sales to "Polisteel" decreased by 8.3%, thus its share in the total supplies accounted for 30.7 against 29.3 in 2004. In the reporting period cast iron supply to motor-car plants increased by 13.7% as compared with 2004. It is related to the increase in cast iron supply to "AvtoVAZ" by 7.0%, and to "AMO ZIL" by 29.8%. Thus, taking into account that the ultimate consumer of steel shipped to "Polisteel" (Lysvensky Iron and Steel Works) is "AvtoVAZ", we can say over two-thirds of the rolled stock shipped to motor-car plants is supplied to "AvtoVAZ". Over the nine months of 2005 hot-rolled stock supplies decreased by 4.4% regarding the level of 2004.

Hot-rolled stock sales to the domestic market within the period between January and September 2005 increased by 5.1% as compared to the previous year. There were no changes in the regional supply as compared to the previous year. The main consumer of hot-rolled stock is the Central region whose consumption share amounts to 35.1%. Hot-rolled stock was still supplied to the historical zones of NLMK's influence – Povolzhsky region (15.3% in the total supply to the domestic market), North-Caucasus region (15.8%) and Central-Chernozemny region (9.6%). The main consumers of hot-rolled stock are trade organizations supplies to which decreased by 7.5% as compared to the respective period of the last year; as a result their share in the shipment accounted for 60.2%. Shipment to tube producers increased almost by 3 times, as a result of which their sales share increased from 5.2% to 15.3%.

As a result of January-September the total cold-rolled stock volume supplied to the domestic market decreased by 12.8% as compared to the respective period of 2004. The share of motor-car industry decreased from 27.1% in 2004 to 26.0 in 2005. Sales volumes to machine-building enterprises decreased as a result of which its share in 2005 decreased and accounted for 1.2%. The share of supply to trade

companies increased to 30.2%. The main consumers of NLMK's cold-rolled stock remain the Central region, Povolzhsky region and the Urals region. As a result of January-September, 2004 Povolzhsky region was the major consumer (its share in the total supplies accounted for 28.0%), the Central region share accounted for 25.4% of the cold-rolled stock shipped to the domestic market. The Urals region still holds the third place, its share being 17.9%.

Over nine months of 2005 cast iron supply to the domestic market decreased by 47.3% in the reporting period of 2005 against the respective period of 2004. From January to September 2004 over half of the total cast iron supply volume was supplied to Volgo-Vyatsky region (36.4) and The Central region (24.5%). In the same period of 2005 supplies to these regions accounted for 15.8% and 47.4% respectively. The share of Povolzhsky region in 2005 amounted to 26.3% of the total volume of supplies.

Over nine months of 2005 galvanized rolled stock supplies to the domestic market decreased by 20.9% compared to 2004. As a result of January- September 2005 there were no significant changes in the structure of industrial consumption of galvanized rolled-stock. galvanized rolled stock was in the highest demand with commercial enterprises (43.7%) and steel structures producers (40.0%). The share of supply to the machine-building industry decreased from 8.6% in 2004 to 7.9% in 2005.

In the reporting period the structure of regional consumption of galvanized rolled stock remained almost unchanged. The share of supply to the Central region slightly decreased: from 65.3 in January – September 2004 to 63.8% in 2005. The share of supply to the Cental-Chernozem region increased from 11.9% to 13.8%, to the North-Caucasus region – from 8.2% to 11.0%, to Povolzhsky region – from 3.6% to 4.4%.

Sales of prepainted rolled stock to the domestic market in January – September 2005 increased by 18.2% compared to the respective period of the last year. Regarding the domestic geography of prepainted rolled stock sales NLMK's priority economic regions are Central (42.8%), North Caucasus (21.8%) and the Urals (13.2%). The bulk of the prepainted rolled stock to be supplied is still represented by galvanized substrate, the share of this kind of products in 2005 accounted for 91.4% of the total sales of prepainted rolled stock. The most popular gauge of prepainted flats is 0.5 mm (70.9% of the total sales).

In the reporting period the volume of orders for NLMK's anisotropic rolled stock from the main consuming regions increased, in particular:

- *Povolzhsky region: increase in supplies by 4.1 fold;*
- *Central-Chernozem region: increase by 28.2%;*
- *Central region: increase by 15.9%.*

The share of anisotropic rolled stock supplies to West Siberia region and the Urals region decreased (-7.5% and –13.5% to the level of nine months of 2004 respectively).

The priority grades of anisotropic rolled stock sold in January-September were grades 3407 and 3408 (26.4% and 28.8% of the total suppliers to the domestic market respectively). The share of wide GO electrical steel accounted for 72.8%.

Over nine months of 2005 isotropic rolled stick supplies to the domestic market in natural terms decreased by 10.6% regarding the respective level of 2004. Among the major consumers of this product there were Central region (45.3% of the total

supplies of NGO electrical steel over nine months of 2005), East Siberia (8.1%), Volgo-Vyatsky (7.4%) and the Urals region (12.2%).

__Foreign market__

In January – September 2005 the main buyers of NLMK's products were the following:

- *"Steelco Mediterranean Trading Ltd.",*
- *"Tuscany Intertrade (UK)",*
- *"Moorfield Commodities Company",*
- *"Stinol AG".*

As in the last year NLMK's main export direction were South-east Asia and the EC countries whose share in total supplies amounted to 33.1% and 26.4% respectively.

NLMK's major Asian markets in January-September in 2005 were the following:

- *Cbina: 10.4% of NLMK's total exports;*
- *Thailand: 7.9%;*
- *Taiwan: 7.8%.*

Almost all supplies to Taiwan are represented by slabs (93.9%).

In the reporting period there was a significant increase in sales to India and Indonesia compared to 2004 – by 3.2 and 2.1 fold respectively. The share of these sales markets in the Company's total exports as a result of January – September of the current year accounted for 4.0% and 2.1% respectively.

In January-September 2005 the Company's trade with the EC countries was effected in accordance with autonomous quotas.

Over nine months of the current year the largest volume of products was sold to Denmark (8.8% of the total exports, the share in the supplies to the EC – 33.4%) and Italy (5.8% and 22.1% respectively). Slabs for "Dansteel" account for 96.7% of products shipped to Denmark.

As a result of January –September 2005 exports to European countries which are not the EC members decreased by 9.7% regarding the respective indice of 2004 and accounted for 18.0% of NLMK's total exports. Export to Turkey which is the major consumer of this region accounts for 98.9% of the total exports.

Over nine months of 2005 the Company's export to North America decreased by 53.5% regarding January-September 2004. It was caused mainly by the reduction of slabs export.

In the reporting period the Company's hot-rolled stock trade with the USA was effected as per the quotas fixed in accordance with "Agreement on suspension of antidumping investigation regarding certain kinds of hot-rolled carbon steel flat products from the RF".

There were no restrictions on supply of semi-finished products to the USA.

In January-September of the current year NLMK's supplies to the Middle East decreased by 18.4% compared to the respective indice of 2004. Sales to Iran (the main sales market in that region) decreased by 40.7%.

Over nine months of the current year NLMK's supplies to the CIS decreased by 18.4% compared to the respective period of 2004. As a result of the reporting period sales to this region accounted for 4.1% of NLMK's total export.

Sales of NLMK's products to Africa and Latin America are insignificant. In the reporting period the share of sales in each of these directions accounted for less than 1.2% of NLMK's total exports.

3.2.6. Information on the Issuer's licenses.

Licenses:

Number: ***ЛПЦ №04995 ВЭ***
Issue date: ***22.04.1998***
Validity: ***till 1.03.2008***
Licenser: ***Territorial Administration of Geology and Subsoil use in the Lipetsk region***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise.***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not performed)***

Number: ***A 000590 Registration No. 4084***
Issue date: ***12.04.1996***
Validity: ***till 12.04.2006***
Licenser: ***RF Ministry of Communications***
Activity: ***Rendering of local telecommunications services.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 07811 ВЭ***
Issue date: ***1.06.2000***
Validity: ***till 1.06.2010***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise (Health center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 08883 ВЭ***
Issue date: ***18.05.2001***
Validity: ***till 1.01.2011***
Licenser: ***Lipetsk region Natural Resources Committee.***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise (Health Center «Prometheus»)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***006101 ЦО-03-209-1152***
Issue date: ***9.10.2001***
Validity: ***till 1.11.2006***
Licenser: ***Central interregional territorial district of State nuclear supervision of Russia.***
Activity: ***Operation of radiation sources (products containing radioactive substances).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 07349 ВЭ***

Issue date: *24.04.2000*
Validity: *till 1.12.2009*
Licenser: *Lipetsk region Natural Resources Committee*
Activity: *Draft of fresh underground waters for state farm "Novolipetsky" water supply.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *A 051789 34TO №004164*
Issue date: *8.02.2002*
Validity: *till 1.02.2007*
Licenser: *State engineering supervision of Russia, Verkhne-Donskoy county*
Activity: *Unloading, loading and transportation of hazardous cargoes by railway transport*
Possibility of license prolongation *The license will not be prolonged (received as a part of license Register No. 00-ЭВ-002192, 00-ЭХ-002233)*

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard (functioning as a builder-customer)*
Possibility of license prolongation: *The license will not be prolonged (activity is not subject to licensing)*

Number: *Г 603433 Registration No. 119*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Veterinary preventive and diagnostic activity.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *ГС-1-48-02-22-0-4823006703-000182-1*
Issue date: *8.05.2002*
Validity: *till 8.05.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ГС-1-48-02-21-0-4823006703-000308-4*
Issue date: *29.08.2002*
Validity: *till 29.08.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*
Activity: *Designing of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (Activity is not*

subject to licensing)

Number: *ГС-1-48-02-27-0-4823006703-000390-1*
Issue date: *19.12.2002*
Validity: *till 8.05.2007*
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Д 314039 Registration No. 1***
Issue date: *7.10.2002*
Validity: *till 7.10.2007*
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Pharmaceutical activity at NLMK's medical unit.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No. 14***
Issue date: *19.12.2002*
Validity: *till 19.12.2007*
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Activity related to the circulation of drugs and psychotropic substances included in List II in accordance with the Federal Act "On drugs and psychotropic substances".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No. 20***
Issue date: *30.12.2002*
Validity: *till 30.12.2007*
Licenser: ***Medical Activity Licensing Commission of the Health Department of the Lipetsk region Administration.***
Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of territorially distant plants (Appendices No. 2-34).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051382 Registration No. 392***
Issue date: *18.06.2003*
Validity: *till 18.06.2006*
Licenser: ***Education and science department of the Lipetsk region Administration***
Activity: ***Educational activity according to curriculum specified in appendices to the license.***
Possibility of license prolongation: ***The license will be prolonged***

Number: *004918 НВГ №00526-К*
Issue date: *18.04.2003*
Validity: *till 18.04.2008*

Licenser: *Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision*
Activity: *Cartographical activity*
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: *004917 НВГ №00525-Г*
Issue date: *18.04.2003*
Validity: *till 18.04.2008*
Licenser: *Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision*
Activity: *Geodesic activity*
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: *Д 293036 Registration No. 37*
Issue date: *23.05.2003*
Validity: *till 23.05.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity in the Health Center "Prometheus". Address: Lipetsk, camp "Prometheus".*
Possibility of license prolongation: ***The license will be prolonged***

Number: *ЛПЦ Registration No.54085 ВЭ*
Issue date: *20.05.2003*
Validity: *till 1.03.2012*
Licenser: *Natural Resources Committee of the Lipetsk Region*
Activity: *Draft of fresh underground water for industrial purposes and drinking water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)*
Possibility of license prolongation: ***The license will be prolonged***

Number: *007085 ЛПЦ 00122 БРЭЗХ*
Issue date: *3.07.2003*
Validity: *till 3.07.2006*
Licenser: *The RF Ministry of natural resources. Donskoy water basin bureau*
Activity: *Draft, discharge of sewage, aqueduct, use of water area (river of Voronezh, Matyra water storage basin, Silikatny lakes)*
Possibility of license prolongation: ***The license will be changed (except the use of waters of Matyra water storage basin)***

Number: *МК №002125 Registration No. 585*
Issue date: *11.06.2003*
Validity: *till 11.06.2008*
Licenser: *Ministry of culture. The state department on protection of cultural heritage in the Lipetsk region.*
Activity: *Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)*
Possibility of license prolongation: ***The license will be prolonged***

Number: *Б 318290 Registration No. 178*
Issue date: *9.07.2003*
Validity: *till 9.07.2008*
Licenser: *Department of Federal security in the Lipetsk region*
Activity: *Operations with use of information being an official secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 293062 Registration No. 75*
Issue date: *25.08.2003*
Validity: *till 25.08.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity under Appendix No. 1 (health center "Parus")*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 382503 Registration No. 50012615*
Issue date: *3.09.2003*
Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Electric network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *Д 382502 Registration No. 60012614*
Issue date: *3.09.2003*
Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Heat network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ГСЭН №002340 ГСЭН.1.34.012*
Issue date: *9.10.2003*
Validity: *till 9.10.2008*
Licenser: *RF Ministry of Healthcare*
Activity: *Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 411485 Registration No. 30014386*
Issue date: *10.10.2003*
Validity: *till 9.10.2008*
Licenser: *Ministry of energy of the Russian Federation*
Activity: *Storage of oil, gas and products of their processing*
Possibility of license prolongation: *The license will not be prolonged (Activity is not*

subject to licensing)

Number: ***0008679 Registration No. 2/04818***
Issue date: ***24.10.2003***
Validity: ***till 24.10.2008***
Licenser: ***Central administrative board of the State Fire Fighting service with Ministry of Emergency Situations of the Russian Federation***
Activity: ***Erection, repair and servicing of devices which provide fire safety of buildings***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***012545 Registration No. 48M03/0042/Л***
Issue date: ***05.12.2003***
Validity: ***till 5.12.2008***
Licenser: ***Central administrative board of natural resources and environmental protection with MPR of Russia in the Lipetsk region.***
Activity: ***Handling of dangerous wastes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051220 Registration No. 523***
Issue date: ***10.12.2003***
Validity: ***till 10.12.2007***
Licenser: ***Department of Education and Science in the Lipetsk region Administration***
Activity: ***Educational activities in the area of secondary vocational training (dental prothetists***
training)
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 235109 Registration No. 716***
Issue date: ***17.12.2003***
Validity: ***till 14.11.2006***
Licenser: ***Department of consumer market in the Lipetsk region Administration***
Activity: ***Retail sales of alcoholic spirits***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 413045 Registration No. 30017363***
Issue date: ***23.12.2003***
Validity: ***till 22.12.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Б 013868 Registration No. 00-ЭВ-002192***
Issue date: ***29.01.2004***
Validity: ***till 29.01.2009***

Licenser: ***Federal mining supervision of Russia***
Activity: ***Explosive production units running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***Б 013818 Registration No. 00-ЭХ-002233***
Issue date: ***04.02.2004***
Validity: ***till 04.02.2009***
Licenser: ***Federal mining supervision of Russia***
Activity: ***Chemically dangerous production units running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***Д №00397 Registration No. 001119-P***
Issue date: ***27.02.2004***
Validity: ***till 27.02.2009***
Licenser: ***Gosstandart of Russia***
Activity: ***Repair of measuring devices***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***А 0653 ПРД No. 02313***
Issue date: ***01.03.2004***
Validity: ***till 01.03.2009***
Licenser: ***Ministry of communications***
Activity: ***Railway handling***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 339099 Registration No. 135***
Issue date: ***17.03.2004***
Validity: ***till 17.03.2009***
Licenser: ***Department of consumer market with Administration of the Lipetsk Region***
Activity: ***Activity related to psychotropic agents circulation from List III according to Federal Law***
«On drugs u psychotropic agents» under extraction from the Register to the license
Possibility of license prolongation: ***The license will be prolonged***

Number: ***0012022 Registration No. 3/00212***
Issue date: ***30.03.2004***
Validity: ***till 30.03.2009***
Licenser: ***Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations***
Activity: ***Fire risk production sites running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***0012485 Registration No. 2/06892***
Issue date: ***30.03.2004***

Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged unless Technical regulations take effect*

Number: *Д 235444 Registration No. 28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audiovisual pieces in cinemas of Sukhoborje health center and Prometeus health center located at: village Sukhoborje, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian Federation*
Possibility of license prolongation: *The certificate will be prolonged*

Number: *Б 339904 Registration No. 1423M*
Issue date: *07.06.2004*
Validity: *till 09.07.2008*
Licenser: *Federal Security Department in the Lipetsk region*
Activity: *Measures and services on protection of state secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235702 Registration No. 44*
Issue date: *03.09.2004*
Validity: *till 03.09.2009*
Licenser: *Department of consumer market with Lipetsk region administration*
Activity: *Procurement, preparation and sale of ferrous scrap at address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 013562 Registration No. 34-XB-001027(Г)*
Issue date: *25.10.2004*
Validity: *till 25.10.2009*
Licenser: *Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)*
Activity: *Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)*
Possibility of license prolongation: *The license will be prolonged*

Number: *МГ№006673 МКГ-48-113421*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial freight by motor transport.*
Possibility of license prolongation: *The license will be prolonged*

Number: *МП №008115 МКП-48-113422*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial conveyance of passengers by motor transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012044 ЛСС-48-113416*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Commercial conveyance of passengers by motor cars*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ВА №012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight by motor transport of passengers by motor cars with the capacity of 3.5 tons*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ВА №012043 АСС-48-113415*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Conveyance of passengers by motor cars equipped for conveyance of more than 8 people*
Possibility of license prolongation: *The license will be prolonged*

Number: *А №025805 ПВ-13-000003(В)*
Issue date:*24.02.2005*
Validity: *till 23.02.2010*
Licenser: *Federal service on environmental, technological and atomic supervision (Rostechnadzor)*
Activity: *Operations with industrial explosives*
Possibility of license prolongation: *The license will be prolonged*

Number: *КЕМ Reg. No. 13269 ТЭ*

Issue date:*30.08.2005*
Validity: *till 20.08.2025*
Licenser: *Ministry of natural resources of Russia, Federal agency of subsoils usage*
Activity: *Right of subsoils usage (survey and extraction of coal at Zhernovsky-1 area of Zhernovsky coal field)*
Possibility of license prolongation: ***The license will be prolonged***

Number: *77.99.15.002.Л.001157.09.05*
Issue date: *21.09.2005*
Validity: *till 21.09.2010*
Licenser: *Federal service on control of protection of consumers' rights and human welfare*
Activity: *Usage of ionizing radiation sources (generating) at the location of territorially isolated facilities*
Possibility of license prolongation: ***The license will be prolonged***

Number: *ЛПР Reg. No. 0014910*
Issue date: *09.08.2005*
Validity: *till 09.02.2006*
Licenser: *Ministry of Internal Affairs of the RF, Administration of Internal Affairs of Lipetsk region*
Activity: *Acquisition of weapons (cartridges) at the RF territory.*
Possibility of license prolongation: ***The license will be prolonged***

Number: *РХИ Reg. No. 0048683*
Issue date: *23.08.2004*
Validity: *till 14.07.2008*
Licenser: *Ministry of Internal Affairs of the RF, Administration of Internal Affairs of Lipetsk region*
Activity: *Storage and usage of weapons and cartridges for them*
Possibility of license prolongation: ***The license will be prolonged***

Number: *ТС 4801312 ДА 000802*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Maintenance and repair of technical means used in railway transport*
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: *ПС 4801305 ДА 000801*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Maintenance and repair of railway transport rolling stock*
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: *ПГ 4801314 ДА 000071*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Carriage of cargoes by railway transport*
Possibility of license prolongation: *The license will be prolonged*

3.2.7. Joint activity of the Issuer.

At present there is no joint activity of NLMK with any other companies.

As of 30.09.2005 Agreement No. 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) for joint activity was in force. Investments of NLMK accounted for 1,487,250.0 rubles. The purpose of investments is consortium establishment for construction and commissioning of a sector which will specialize in production of high-quality centrifugal rolls on the basis of Lutugin association on rolls production.

There is no information on financial performance of joint activity for 2004 and 9 months of 2005 due to failure of a partner to a joint activity to present statements.

3.2.8. Additional requirements to Issuers being stock investment funds or insurance companies.

The information is not presented as the Issuer is not a stock investment fund or insurance company.

3.2.9. Additional requirements to Issuers specialized on mining operations.

The information on NLMK's subsidiaries and affiliated companies specialized on mining operations is provided.

I. Studenovskaya Open Joint-stock Mining Company (OJSC «Stagdok»)

a) Mineral reserves:

According to the license received Stagdok has the right for subsoil of Sitov area of Sokol-Sitov field of fluxed limestone located at the territory of the Lipetsk region (3 km to the north from the city of Lipetsk and 0.5 km to the west from village Voskresenovka of the Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ
Issue date: May 30, 2002.
Expiry date: 31.12.2028.
The basis for licensing:
- supplementary exploration and revaluation of reserves in the period of 1995-2000;
- change of field contour.

Subsoil area given for use has the status of mining lease. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200901 thousand tons as of 01.01.2000, inclusive of 34095 thousand tons of quality A, 166806 thousand tons of quality C1, approved by (taking into account supplementary exploration and revaluation of the field) Territorial Commission on mineral reserves (Minutes No. 51 dd. June 29, 2000).

In Q III of 2005 limestone extraction volume amounted to 996 thousand tons.

As of 01.01.2005 the reserve residue of Sitov area of Sokol-Sitov field constitutes 177 896 thousand tons, inclusive of 11 090 thousand tons of quality A and 166 806 thousand tons of quality Cl.

Within the given mining lease the company has the right for geological survey on translation of limestone reserves from low industrial qualities to high qualities.

The main liabilities of the Company.

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan (the volume of limestone extraction in 2005 was planned as 4359 thousand tons);

- to agree the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for use of subsoil according to norms being in force:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

To effect double payments for mineral loss infringement. To effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "FGA" and to Federal Geological Administration "Geological Fund of the Central regions of Russia" and to Lipetsk branch of FGA "Centergeolfund" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use Stagdok is liable to constantly monitor groundwater through the existing observation network.

The liabilities described in the license are being fulfilled by the company in the established order.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are:

- crushers and mills, excavators, BELAZ cars, drilling rigs, bulldozers, diesel locomotives.

c). Sales:

Limestone from Sitov area is suitable as a raw material for production of the products which are in conformity with the following requirements:

- TU 0750-005-00186855-97 " Limestone of industrial quality. Specifications ";

- TU 0750-004-00186855-95 "Limestone of industrial quality extracted by Studenovskaya joint-stock company. Specifications ".

Limestone crushed rock for construction purposes, limestone of industrial quality are not covered by "Product mix and services (works) to be mandatorily certified according to the Russian Law" approved by Decree No. 64 dd. 30.07.2002 of the RF State Standard.

II. Open Joint-stock Company «Dolomite» (OJSC «Dolomite»)

a) Mineral reserves:

Dolomite has the right to use subsoil for dolomite extraction at Dankov field within Bigildin and Prikarjerny areas under the license received.

Mineral resources are metallurgical dolomite, construction quality crushed rock and limestone (dolomite) flour.

As of 01.10.2005 the areas for which licenses were granted had 400706 thousand tons of balance sheet reserves of dolomite, inclusive of 245964 thousand ton in Bigildin area and 154742 thousand tons in Prikarjerny area. Dankov field covers (all areas) 669183 thousand tons of dolomite balance sheet reserves in total.

In 2004 extraction volume amounted to 3339 thousand tons.

Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Committee on Mineral Reserves (GKZ).

Dolomite has the license No. ЛПЦ 54112 ТЭ for subsoil use for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture raw materials for steel-making process and construction materials. Subsoil areas have the status of mining lease.

The license was granted on: October 1, 2003.

Expiry date: 01.01.2029.

The basis for licensing was redrawing up of the valid license due to change of legal person name - subsoil user.

Validity of the licenses can be prolonged upon initiative of subsoil user.

Allocated subsoil areas are located 3-7 km to the north-east from the city of Dankov and railway station with the same name – Dankov UVJD, 95 km to the north-west of the city of Lipetsk. The relief is relatively plain with ravine beam type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters from daylight.

Liabilities of the company:

1. To pay tax on dolomite extraction for construction materials manufacture in the amount of 5.5% of extracted mineral value;

2. To pay tax on dolomite extraction as metallurgical raw materials in the amount of 6,0% of mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To redraw up papers for mining leases in areas under mining in the State Engineering Supervision of the Russian Federation in Verkhne - Donskoy county before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare an annual plan of mining works development for forthcoming year and to agree it with State engineering supervision of the Russian Federation in Verkhne-Donskoy county before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

The stated liabilities: all liabilities stated above are fulfilled within established time. Liabilities under clause 5 (redrawing up of papers for mining lease) are being fulfilled about which a notification letter was sent to the corresponding controlling authorities.

b) Mineral processing:

Electric full-rotary excavators manufactured by UZTM of ЭКГ–5а and ЭКГ–4,6Б type with 5 m^3 and 4.6 m^3 bucket capacity respectively and max. digging height of 10.3 m which corresponds to height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by drilling rig of roller-bit drilling of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180 m^3/h and 550 m^3/h respectively. The material is additionally crushed in cone secondary crushers of КСД–1750ГР and КСД–2200ГР of 200 m^3/h and 500 m^3/h capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

в) Product sales:

Permissions for dolomite products sales and export quotas allocated by the Federal Law are not provided for.

III. Open Joint-stock Company «Kombinat KMAruda» (OJSC «Kombinat KMAruda»)

a) Mineral reserves:

1). Kombinat KMAruda is granted the right to use the subsoil for deep-mined extraction of Korobkov field of ferruginous quartzite (inclusive of Stretensky area).

Type of minerals - ferruginous quartzite.

Reserves of the field were approved by Minutes (on reserves approval):

No. 6640 dd. September 22, 1972 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 9770 dd. July 19, 1985 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 12 dd. February 10, 2000 of the Territorial Commission on mineral reserves with Department of natural resources for Central Region of Mineral Ministry of the Russian Federation.

Extraction volume from the beginning of operations in the field as of 01.10.2005 is 156373 thousand tons (151682 thousand tons of air dried weight).

Rated annual capacity of the plant regarding processing of dry ore amounts to 3395 thousand tons.

Kombinat KMAruda was granted a license of ТЭ type series БЕЛ No. 08586 for the right to use subsoil for extraction of ferruginous quartzites at Korobkov field for further processing into iron-ore concentrate. The license was registered by Central region Department of natural resources of the RF Ministry of Natural Resources in the register No. 8586/БЕЛ 08586ТЭ.

Issue date of the license: 19.02.2001.

Expiry date of the license: 01.01.2026 г. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases stipulated in the Russian Law "On subsoil").

The license was granted on the basis of application and license documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 110/461 dd. 12.01.2001 of Belgorod Region Administration Government and Department of Mineral Resources in Central region of the RF Ministry of Mineral Resources.

The Korobkov field of ferruginous quartzites is located in proximity to the city of Gubkin, Belgorod region, and belongs to the central part of north-east part of the Kursk Magnetic Anomaly.

The field geological structure consists of Precambrian complex dislocated metamorphized rock broken in some places through by intrusions and dykes as well as water-bearing sedimentary deposits of Devonian and Mesocainozoic age, which unconformably and almost horizontally overlap crystal thickness. The capacity of sedimentary rock in average amounts to 116 meters. Iron-ore assise is considered as productive where ferruginous quartzites form two sub-assises of different capacity - 100-200 and 180-320 meters.

Ferruginous quartzites are covered everywhere by residual soil with average capacity of 18,3 meters, represented by oxidized and semi-oxidized quartzites and small deposits of high grade ore.

Under terms and conditions of the license Kombinat KMAruda shall within its validity:

- effect payments for extraction of ferruginous quartzites and for use of land lots;

- observe the rules of safe operations, environment protection, mineral resources conservation , subsoil protection.

Under special conditions of the license Kombinat KMAruda is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of acting legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- redrawing up of the valid license due to change of legal person name or status of the plant.

The liabilities stated in the license are being fulfilled by the company in full.

2). Kombinat KMAruda has the right to use subsoil for groundwater operations of aquiferous stratum of Alb-senoman and Archaean Proterozoic aquiferous stratum on site of Korobkov field of ferruginous quartzites.

Kombinat KMAruda was granted a license of series БЕЛ No. 07479 for subsoil use for the purpose of fresh groundwater extraction in amount of 625 m^3/day for potable water and industrial water supply of the plant and outside consumers; extraction of groundwater for protection of mine opening from watering in case of Korobkov field development.

Issue date of the license: 15.05.2000.

Due to the changes dd. 30.03.2005 entered by the authorized bodies the license validity was prolonged till 01.04.2015.

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 49/399 dd. 14.03.2000 of Belgorod Region Administration Government

and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved. (In accordance with the changes to the license dd. 30.03.2005 (inclusive of the clause concerning subsoil usage conditions) groundwater reserves estimation of Korobkov field of ferruginous quartzites development should be conducted till 01.11.2007 with their approval in the established order).

Aquiferous stratum of Alb-senoman lies in depth intervals of 70-100 m and consists of different granular sands which are overlapped by thickness of chalk, sand and loams. It is separated from ore-crystalline massif by thickness of Jurassic clays. Groundwater is under pressure, depth of occurrence of groundwater level is 46-55 m. Aquiferous stratum is used by two water wells located within mining lease of the plant.

Archaean Proterozoic aquiferous stratum of 150-200 m capacity is referred to cracked area of crystalline rock, confining bed of which lies at depth of 120-150 m.

Archaean Proterozoic groundwater is draught by draining of mine opening with the following pumping out by mine drainage.

According to terms and conditions of the license Kombinat KMAruda effects payments within the license validity for use of water bodies and land lot in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the company in the established order.

3) Kombinat "KMAruda" has the right to use subsoil for groundwater operations of quaternary Alb-senoman aquiferuos stratum in the vicinity of Kaplino village, Stary Oskol region.

Kombinat "KMAruda" was issued a license for subsoil right: extraction of fresh groundwaters for economic and potable needs of recreation centre "Gornyak". License ВЭ series БЕЛ number 50108. The license was registered No. 108/БЕЛ 5010837 in the register by the Mineral Committee of Belgorod region 07.06.2002.

License issue date – 07.06.2002.

License expiry date – 01.03.2012 (License validity can be prolonged in the established order).

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 279/630 dd. 07.06.2002 of Belgorod Region Administration Government and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved.

Groundwater is intaken by the water well located in Stariy Oscol region, north of Kaplino village on the left bank of the Oskol river in the area of Stariy Oskol water storage basin at the recreation centre of Kombinat "KMAruda".

The groundwater body is located in the northern part of Voronezh crystalline massif. The geological structure is made up of Pre-Cambrian metamorphic rocks and sedimentary rocks consisting of Devonian, Jura, chalk.

For water supply purposes quaternary Alb-senoman aquiferuos stratum is used as the most water-abundant and the first thick stratum from the surface. The water well 38 m deep was drilled in 1987. The bearing strata of the aquiferous stratum under operation are made up of various granular sands up to 31 m thick. The aquiferous stratum is overlapped by small-granular sands 6 m thick. The stratum toe is made up of water-proof Jurassic clays.

In accordance with the license conditions "Kombinat KMAruda":

- *effects regular payments for groundwater extraction, for the subsoil area located in the Don river basin in accordance with the effective legislation;*
- *effects payments for the land lot granted for usage by Stary Oskol Administration in the order and within the terms established by the effective land legislation;*

- *in case of the respective legislation changes groundwater extraction conditions, payments for their usage and the order of information submission specified in the license are subject to additional agreement with the issuing bodies.*

In accordance with special conditions "Kombinat KMAruda"is liable:

- *to submit information on suboil usage conditions observation to Mineral Committee of Belgorod region annually till January, 10; information on groundwater monitoring to "Belgorodgeomonitoring" quarterly not later than the 10th day of the month following the reporting quarter;*
- *in case of significant deviations of well production values, lowering of water level and chemical composition indexes from the typical values as of the license issuance period, Mineral Committee of Belgorod region and "Belgorodgeomonitoring" should be quickly informed;*
- *in case of reorganizing or changing of the legal person's name or loss of the license application for reissuance of the license should be submitted. License is reissued in the order established for its issuance.*
- *to ensure observation of all environmental and nature-conservation measures in the course of activities related to subsoil usage envisaged by provisions of the authorized environmental bodies.*

Obligations specified in the license are fulfilled by the plant in the established order.

b) Mineral processing:

The main mining equipment used in mining roadheading:
drilling machines ЛКР-Т3, ЛКРУ, punchers ПП-63, ПП-80НВ,ПТ-48, loading machines 1 ППН-5, loading – hauling machines ПТ-4, scraper winches 55АС-2СМ.

Rocks are transported from funnel and breakage mining faces by electric locomotives 10 КР and 14 КР in bogies of УВБ-4 and ВГ-4,5.

Blast holes are drilled by machine НКР-100 М. Blast holes are loaded by machines МЗКС-160.

Extracted ore is preliminary crushed in crushers СМД-118 1Б and ДСД –1017 in underground crushing complexes. Crushed ore is transported to processing plant along shaft equipped with 2 skips of 4 tons capacity each and hoist engine 2 Ц-4х1,8 and along shaft equipped with 2 skips of 13 tons each with hoist engine 2 Ц5-2,3. Ventilation of mine opening is done by fans ВЦД-47 У and ВЦД –31,5.

All ore extracted is processed into concentrate in processing plant which is technologically connected with skip shafts.

The main crushing – milling and mineral processing equipment of the plant:

- *Cone crusher – КСД-1750, КМД-1750, КСД-2200, КМД-2200;*
- *Unbalanced-throw screen – ГИТ-52 Э, ГИТ-31;*
- *Ball mill – МШР 32-31;*
- *Sizing screen – К-СН-24;*
- *Hydrocyclone – ГЦ-500;*
- *Magnetic separators - ПБМ-90/250, ПБМ-120/300;*
- *Vacuum pumps – ВВН2-50;*
- *Vacuum filters – ДОО 150;*
- *Gravel pump – 6 НП.*
- *Stationary belt conveyor of different types.*

c) Product sales:

Finished products (iron ore concentrate) are sold on the basis of agreements with consumers.

Permissions by the State authorities for sales of the above mentioned products are not required.

IV. Open Joint-stock Company «Stoilensky Mining Company» (OJSC «Stoilensky GOK»)

a) Mineral reserves:

1) According to the license received Stoilensk Mining Company has the right for digging of Sloilensk iron ore and nonmetallics field.

The field was explored by Belgorod geological surveillance expedition.

State Commission on minerals reserves with Ministry of Ecology and Natural Resources of the Russian Federation for quarry operations (500 meters to daylight) approved reserves of the following minerals (Minutes No. 1, No. 2 dd. January 24, 1992):

- *high grade iron ore;*
- *magnetite quartzites;*
- *oxidized quartzites;*
- *clay and loam;*
- *chalk;*
- *marl;*
- *sand;*
- *decayed slate;*
- *crystalline slate;*
- *quartzitic sandstone;*
- *granite gneiss.*

The balance sheet reserves remainder as of 01.10.2005:

- *high grade iron ore of category B+Cl – 57 613 thousand tons; of category C2 - 11991 thousand tons;*
- *magnetite quartzites of category B+Cl – 4 940 209 thousand tons; of category C2 – 1563565 thousand tons;*

Extraction volume starting from the field excavation beginning on 01.10.2005 accounted for:

- *high grade iron ore – 104430,8 thousand tons;*
- *magnetite quartzites – 315 176 thousand tons;*

Annual design capacity of the Company on high grade iron ore excavation is 1200 thousand tons and 25440 thousand tons on magnetite quartzites.

Stoilensky GOK was granted a license of series БЕЛ №13030 ТЭ registered by Russian Mineral Ministry No. 3955 dd. 24.03.2005 for subsoil right– excavation of iron ore, ferruginous quartzites of Stoilensky field, as well as co-nonmetallics located in stripping and special dumps. Marketable products produced from processing of iron ore are sintering ore and iron ore concentrate. Co-excavated nonmetallics, finished products from their processing are used in-house or in other companies.

Issue date of the license: March 24, 2005.

License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of a subsoil user as well as in other cases set forth in the Russian Law "On subsoils").

The license was granted on the basis of application and licensing documents submitted by OJSC "Stoilensky GOK".

Under terms and conditions of the license OJSC "Stoilensky GOK" shall within its validity:

- effect payments for extraction of minerals and for use of land lots;

- observe the rules of safe operations, environmental protection, mineral resources conservation , subsoil protection.

Under special conditions of the license OJSC "Stoilensky GOK" is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of existing legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- reissuance of the license due to change of legal person's name or status of the plant.

The obligations stated in the license are being fulfilled by the Company in the established order.

2) Stoilensky GOK has a right under license of series БЕЛ No. 50162 ВЭ to extract drainage groundwater in order to dewater quarry of Stoilensk ferruginous quartzites field.

Issue date of the license: 13.01. 2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by Stoilensky GOK.

Drainage groundwater reserves of Stoilensky field were approved upon Turonian Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex of 79 thousand m^3/day for category B (Minutes No. 3 GKZ dd. January 24, 1992г.)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at 75-100 meters depth, quarry is drained.

Stoilensky GOK drains groundwater by 111 draining rise wells drilled from ring system of horizontal quarry of 35 km total length. Underground water intake covers 24 rise drain holes and mine drainage from shaft No. 3.

Mine drainage in Q III, 2005 accounted for 10 488 065 m^3 in total inclusive of chemically treated water 1 450 990 m^3 per annum.

Area of water intake refers to Don river basin.

"Subsoil user" is permitted to continuously intake groundwater in order to drain quarry with decrease of groundwater level till depth of drainage working laying and in quantity providing for safe mining operations.

On the territory of "subsoil user" there is a network of observation wells by which subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the zone of a mining company influence.

In 2005 – 2006 OJSC "Stoilensky GOK" plans to reevaluate groundwater reserves under category B with their approval by GKZ.

According to license conditions OJSC "Stoilensk GOK" shall effect payments for use of water bodies in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the Company in the established order.

b) Minerals processing:

1. Main technologies used:

The field is being quarried: opened by a networks of trenches. Opening system is with outside refuse disposal. Quarry depth is 300 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzites are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore is removed from the quarry by trucks, railway and conveyor belts.

Technological scheme of high grade ore processing covers three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzites (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, deslimation, dehydration of concentrate in vacuum filters. Hydrotransport of processing tailings is pressure - self floating. Water recycling is used.

2. The following equipment is used:

2.1. Mining operations:
- drillings rigs СБШ –250 МН;
- charge machine "Akvatol", M3-4;
- cyclic excavators ЭКГ-10, ЭКГ-8И, ЭКГ-4,6(4У, 5У, 5А), ЭШ10/70;
- rotor complex KU-800.

2.2 Transportation of mining mass:
- dump trucks BelAZ 7513, 7548, 7555;
- electric locomotives ОПЭ-1, diesel locomotive ЧМЭ-3, ТЭМ-2, М-62;
- boxcars 2ВС-105;
- conveyor belts in rotor complex KU-800.

2.3 Crushing and benefication equipment:
- crushers – ЩКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП;
- screens ГИСТ-72, ГИТ-52Н;
- classifiers 2КСН 3,0х17,2;
- mills МШЦУ5,5х65, МШЦ 5,5х6,5;
- separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;
- deslimers МД-12;
- vacuum filters ДШ 100/2,5;
- pumps ГРК, ГРТ 1250/71, ГРК 1600/56,
- stationary, reverse conveyor belts.

c) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

Federal Law does not provide for any permissions from state bodies for sale of the above mentioned products.

3.2.10. Additional requirements to the Issuers the core activity of whom is communication services rendering.

The information is not submitted due to the fact that the Issuer does not render communication services.

3.3. Plans for future activity.

In 2005 NLMK will finish the first stage of Technical Reconstruction and Development Program which covers years 2000-2005, which is basically aimed at renewal of production facilities, increase in high value-added products output, improving of quality and diversification of the product mix, improving of production environmental purity and safety).

In 2005 NLMK plans to conduct major overhauls and revamping of a number of main metallurgical lines within Technical Reconstruction and Development Program, which will lead to a certain decrease in the Company's production indices regarding the 2004 level. Upstream products output will be reduced. In strips production, however, it is planned to increase the output of high value-added products – prepainted rolled stock and anisotropic steel.

In 2005 domestic sales of steel products both in physical terms and value will increase regarding the 2004 level.

The Company continues taking measures aimed at improvement of management structure and labour productivity.

3.4. The Issuer's equity holding in industrial, bank and financial groups, holdings, concerns and associations.

The Issuer does not hold any equity in industrial, bank and financial groups, holdings, concerns and associations.

3.5. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***LLC LIC "Shans"***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Elena I. Vlasova, year of birth – 1961, doesn't hold any share in the Issuer's equity.

2. Full name: ***Limited-liability company «Stahl»***

Abbreviated name: *LLC "Stahl"*
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***supply of raw materials and materials, scrap for iron and steel industry.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg A. Schetnikov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

3. Full name: ***Limited-liability company «Novolipetskoye»***
Abbreviated name: ***OOO Novolipetskoye***
Domicile: ***Village Tuishevka, Lipetsk region, 398052 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Yuliya V. Grebenschikova, year of birth – 1976, doesn't hold any share in the Issuer's equity.***
2. ***Elena V. Kantsir, year of birth – 1979, doesn't hold any share in the Issuer's equity.***
3. ***Tatiyana V. Lyapina, year of birth – 1973,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Valery A.Mamyshev , year of birth – 1941,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir N. Semenov, year of birth – 1958, doesn't hold any share in the Issuer's equity.

4. Full name: ***Limited-liability company «Karamyshevskoye»***
Abbreviated name: ***LLC "Karamyshevskoye"***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***

Information on the personal structure of the Company's Board:
Chairman: ***Alexey M. Postnikov, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Olga D. Grechishkina, year of birth – 1964, doesn't hold any share in the Issuer's equity.***
2. ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya A. Kolycheva, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir V. Elizarov, year of birth – 1948, doesn't hold any share in the Issuer's equity.

5. Full name: ***Limited-liability company "NLMK Trading House"***
Abbreviated name: ***LLC "NLMK Trading House"***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading of ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Dmitry A. Baranov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
2. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Alexey S. Smolyansky, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.

6. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Iron & Steel Corporation***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;

The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities organization, complex of services for persons on vacation, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Andrey V. Dementyev, year of birth – 1960, doesn't hold any share in the Issuer's equity.

7. Full name: ***Limited-liability company «Larmet»***
Abbreviated name: ***LLC "Larmet"***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of steel and steel products***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Pavel V. Lizogub , year of birth – 1966, doesn't hold any share in the Issuer's equity.

8. Full name: ***Limited-liability company «VIMET»***
Abbreviated name: ***LLC "VIMET"***
Domicile: ***35a, pr. Mira Lipetsk, 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of raw material for steel-making production, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor Petrovich Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.

9. Full name: ***Open joint stock company «Stoilensky Mining Company»***
Abbreviated name: ***OJSC "Stoilensky GOK"***
Domicile: ***Russian Federation***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the Company's voting shares***;

The Issuer's share in subsidiary's equity: ***96.98 %***
The Issuer's share of common stock of the subsidiary: ***96.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961, share in the Issuer's equity:0.00017% share in the Issuer's common stock: 0.00017%;***
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Alexander I. Kravchenko, year of birth – 1955, share in the Issuer's equity:0.00018% share in the Issuer's common stock: 0.00018%;***
4. ***Denis E. Samsikov , year of birth – 1973, doesn't hold any share in the Issuer's equity.***
5. ***Igor Y. Yurgens, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
6. ***Mariya N. Starostina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
7. ***Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.

10. Full name: ***Open joint-stock company «Dolomite»***
Abbreviated name: ***OJSC "Dolomite"***
Domicile: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***92.74 %***
The Issuer's share of common stock of the subsidiary: ***92.74%***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Fedor V. Korlyhanov , year of birth – 1936, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vasily V. Grekov, year of birth – 1946, share in the Issuer's equity:0.00017% share in the Issuer's common stock: 0.00017%;***
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969, share in the Issuer's equity:0.00017% share in the Issuer's common stock: 0.00017%;***
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

5. *Gennady P. Uvarov, year of birth – 1952, doesn't hold any share in the Issuer's equity.*
6. *Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.*

Information on the staff of the Company's corporate executive body (the Management):

1. *Lyubov P. Bodunova, year of birth – 1955, doesn't hold any share in the Issuer's equity.*
2. *Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.*
3. *Yury V. Kleymenov, year of birth – 1950, doesn't hold any share in the Issuer's equity.*
4. *Viktoriya N. Nikitina, year of birth – 1974, doesn't hold any share in the Issuer's equity.*
5. *Mariya V. Pankova, year of birth – 1949, doesn't hold any share in the Issuer's equity.*

Information on the Company's single executive body:
Director General – Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.

11. Full name: ***Open joint-stock company «Studenovskaya Mining Company»***
Abbreviated name: ***OJSC "Stagdok"***
Domicile: ***4, ul Gaidara, Lipetsk 398008 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***88.62 %***
The Issuer's share of common stock of the subsidiary: ***88.62 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Gennady V. Liznev, year of birth – 1956,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
4. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
5. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
6. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.

12. Full name: *Limited-liability company «Vtormetsnab NLMK»*
Abbreviated name: *LLC "Vtormetsnab NLMK"*
Domicile: *2, pl. Metallurgov, Lipetsk 398040 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sale of iron-an-steel scrap***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***hasn't been elected***
Members:

1. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
2. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.***
5. ***Igor A. Frolov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.

13. Full name: ***Limited-liability company «Independent Transport Company »***
Abbreviated name: ***LLC "NTK"***
Domicile: ***32, Leninsky prospect, Moscow 119991 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's equity***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***freight and other forwarding services***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander I. Shenkman, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
4. ***Alexander S. Smagin, year of birth – 1961, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity.

14 Full name: *Open joint stock company «Tuapse trade sea port»*
Abbreviated name: ***OJSC "TMTP"***
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***69.41 %***
The Issuer's share of common stock of the subsidiary: ***69.41 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***handling, servicing of domestic and foreign vessels.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Nikolay A. Gagarin, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Alexey Y. Klyavin, year of birth – 1954, doesn't hold any share in the Issuer's equity.***
2. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity***
3. ***Alexander N. Olshevsky, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
5. ***Alexander I. Kravchenko, year of birth – 1955, share in the Issuer's equity:0.00018% share in the Issuer's common stock: 0.00018%;***
6. ***Dmitry V. Muhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
7. ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
8. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Alexander S. Gabedava, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
2. ***Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Fatima M. Nibo, year of birth – 1960, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

15. Full name: ***Open joint-stock company "Northern Oil and Gas Company"***
Abbreviated name: ***OJSC "Severneftegas"***
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***62.00 %***
The Issuer's share of common stock of the subsidiary: ***62.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***hasn't been elected***

Members:

1. ***Alexey I. Glumov, year of birth – 1969, doesn't hold any share in the Issuer's equity;***
2. ***Dmitry V. Nikiforov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Alexander G. Vedernikov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity.

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***LLC "LGEK"***
Domicile: ***4-a, Pyotr Velikiy square, Lipetsk 398001 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***generation, transmission and distribution of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Valery P. Fedorov , year of birth – 1960, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Nikolay F. Korvyakov, year of birth – 1953, doesn't hold any share in the Issuer's equity;***
2. ***Alexander G. Starchenko, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
3. ***Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.

17. Full name: ***Open joint-stock company bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OJSC "Lipetskcombank"***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.07 %***

The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961, share in the Issuer's equity:0.00017% share in the Issuer's common stock: 0.00017%;***
2. ***Valeriya V. Aynulova, year of birth – 1971, doesn't hold any share in the Issuer's equity.***
3. ***Antonina M. Kopaeva, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955, share in the Issuer's equity:0.00018% share in the Issuer's common stock: 0.00018%;***
5. ***Evgeniy P. Sulimov, year of birth – 1962, share in the Issuer's equity:0.00023% share in the Issuer's common stock: 0.00023%;***
6. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Svetlana Y. Zubenkova, year of birth – 1965, doesn't hold any share in the Issuer's equity.***
2. ***Galina A. Zurkanaeva , year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Elena M. Ilyuhina, year of birth – 1960, doesn't hold any share in the Issuer's equity.***
4. ***Andrey I. Kornev, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
5. ***Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Lyudmila A. Haritonova, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
7. ***Alexey A. Tereschuk, year of birth – 1975, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.

18. Full name: ***Open joint-stock company «Lipetsky Gipromez»***
Abbreviated name: ***OJSC "Lipetsky Gipromez"***
Domicile: ***1, ul. Kalinina, Lipetsk 398600 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***
The Issuer's share of common stock of the affiliated: ***43.44 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Gennady V. Ushakov , year of birth – 1937,***

share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;

Members:

1. ***Alexey V. Barkov, year of birth – 1956,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander P. Konshin, year of birth – 1954,***
   share in the Issuer's equity:0.00084%
   share in the Issuer's common stock: 0.00084%;
3. ***Larisa N. Saenko, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
5. ***Svetlana M. Bezrukavnikova, year of birth – 1946, doesn't hold any share in the Issuer's equity.***
6. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Anatoly V. Boldyrev, year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Anatoly A. Budyukin, year of birth – 1950,***
   share in the Issuer's equity:0.00013%
   share in the Issuer's common stock: 0.00013%;
3. ***Yury N. Medvedev, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Ovchinnikov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
5. ***Nina P. Makarova, year of birth – 1953, doesn't hold any share in the Issuer's equity.***
6. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
7. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OJSC "Kombinat KMAruda"***
Domicile:***2, ul. Artema, Gubkin, Belgorod region 309182 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***32.89 %***
The Issuer's share of common stock of the affiliated: ***32.89 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***ore extraction and dressing***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin , year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Members:

1. ***Vladimir A. Artemenko, year of birth – 1946, doesn't hold any share in the Issuer's equity;***

2. *Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.*
3. *Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.*
4. *Nikolay V. Hudyakov, year of birth – 1939, doesn't hold any share in the Issuer's equity.*
5. *Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.*
6. *Sergey Y. Shuvalov, year of birth – 1968, doesn't hold any share in the Issuer's equity.*

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***LLC "Neptune"***
Domicile: ***office No. 35, 1 «v», ul. Adm. Makarov, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Margarita G. Bekasova, year of birth – 1965, doesn't hold any share in the Issuer's equity.

3.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.6.1. Fixed assets.

Information on initial (replacement) value of fixed assets and value of accrued amortization and depreciation as of 30.09.2005.

(rubles)

No.	*Description of fixed assets group*	*Initial (replacement) value*	*Accrued amortization*
1	**Buildings**	**9 153 377 758**	**4 043 393 236**
2	**Structures**	**6 466 072 948**	**4 837 456 346**
3	**Machinery and equipment**	**20 319 054 633**	**8 991 294 999**
4	**Transport vehicles**	**2 256 232 446**	**571 075 594**

5	Industrial tools	81 714 538	39 706 199
6	Perennial plants	181 948	178 660
7	Plough cattle	48 527	4 486
8	Other fixed assets	80 627 033	36 719 133
9	Land lots	1 044 204 685	0
Total		39 401 514 516	18 519 828 653

Fixed assets depreciation is effected by accrual of amortized deductions in a linear way on the assumption of the assets book value and depreciation rates calculated on the basis of the term of the assets beneficial use. The term of beneficial use is determined taking account of the Classification approved by Decree No. 1 dd. 01.01.2002 of the RF Government by the commissions appointed by the decrees issued by heads of divisions.

On the fixed assets acquired in 2001 referred to the group of capital assets "Agricultural tractors" and "Agricultural machines and equipment" accrual of amortized deductions is effected by value writing off the based on the sum of numbers of the years making up beneficial use term.

Accrual of amortized deductions is suspended if the fixed assets are put to conservation for a 3-month term or longer upon the decision of the Company's Director General a well as during the period of the assets reconstruction lasting for over 12 months.

Results of fixed assets revaluation for 5 complete financial years proceeding the reporting quarter.

(rubles)

No.	Description of fixed assets group	Full value before revaluation	Depreciated (less amortization) value before revaluation	Date of revaluation	Full value after revaluation	Depreciated (less amortization) value after revaluation
1	Buildings	8 589 009 953	5 165 822 645	01.01.2000	9 302 537 696	5 806 606 286
2	Structures	3 460 601 374	1 132 241 642	01.01.2000	3 525 041 387	1 185 883 818
3	Transfer mechanisms	1 977 805 733	351 328 423	01.01.2000	2 008 767 057	375 557 675
4	Power machinery and equipment	1 160 938 102	194 514 879	01.01.2000	1 168 345 411	199 454 903
5	Material-working machinery and equipment	7 109 910 914	1 715 243 377	01.01.2000	7 396 969 682	1 819 674 311
6	Measurement instrumentation	162 382 650	54 615 869	01.01.2000	167 671 763	56 176 302
7	Computing machinery	56 530 396	28 703 468	01.01.2000	73 626 328	32 971 912
8	Other machinery and equipment	17 874 210	5 118 046	01.01.2000	19 404 861	5 162 913
9	Transport vehicles	490 401 095	118 063 290	01.01.2000	493 910 942	119 202 641
10	Tools	7 730 602	5 060 759	01.01.2000	7 770 095	5 060 759
11	Industrial inventory and household equipment	35 652 548	11 017 458	01.01.2000	40 071 637	13 502 659
12	Furniture	7 611 744	3 893 383	01.01.2000	7 666 192	3 918 885
13	Plough, productive cattle	6 897 098	6 879 148	01.01.2000	6 897 098	6 879 148
14	Perennial plants	181 948	14 608	01.01.2000	181 948	14 608
15	Other funds of core activity	2 281 033	2 273 225	01.01.2000	2 281 033	2 273 225

	Total	23 085 809 400	8 794 790 220		24 221 143 130	9 632 340 045

Method of fixed assets revaluation:

The Issuer revalued the property on the basis of expert report.

Separate groups of fixed assets of NLMK were revaluated for the stated period by Closed joint-stock company "Center of professional appraisal" (Moscow).

According to the submitted report on the Company's fixed assets revaluation all calculations have been done by appraisers in full conformity with the Russian Law, standards, letters, explanations and other guides on fixed assets revaluation, published by the RF Government, the State Statistics Committee of the Russian Federation, the RF Ministry of Economics, the RF Ministry of Finance.

Method of revaluation:

Fixed assets of the Company were revaluated by direct translation of their book values as applies to prices for corresponding types of fixed assets on the date of revaluation (01.01.2000), confirmed by expert judgments of appraisers on market value of the stated assets.

Depending on fixed assets group and nature of object under assessment different evaluation techniques of fixed assets replacement value definition were applied based on the following methods of fixed assets revaluation – comparative and cost estimation approaches. These approaches are based on the principle of replacement according to which costs related to formation, acquisition and commissioning of object under assessment (for cost method) are necessary to be calculated to define the value of observed depreciation or substitution value being the basis for calculation and find an object having similar functional and design parameters.

Observed depreciation of fixed assets object stands for either value of reproduction of its complete replica in current prices as of the date of assessment, or acquisition value of new object completely identical to the evaluated one upon functional, design and other parameters in current prices.

Substitution value of fixed assets object stands for minimum acquisition value of similar new object, very close to the evaluated one on the basis of all functional, design and operational parameters in current prices.

Full replacement cost of buildings, structures and transfer mechanisms was calculated on the basis of cost-is-no-object approach to property revaluation on the assumption of actual components – negotiated prices, estimations for civil works and erection, wholesale prices for construction materials, fuel, energy, machinery, equipment, tools, freight tariffs, etc. At that component division method and resource method were applied.

Full replacement value of equipment and machinery was revaluated by index method.

Replacement value of vehicles was defined according to the following methods:

- *similar object price method;*
- *cost component method;*
- *index method;*
- *direct comparison method.*

Plans on acquisition, replacement, retirement of fixed assets the amount of which accounts for 10 percent and more of their total value:

In the 2nd quarter of 2005 NLMK does not plan to acquire, purchase, replace of retire fixed assets the amount of which accounted for 10 percent and more of their total value.

Information on fixed assets charge as of the date of the reporting period end:
Charged assets: ***fixed assets of NLMK (real assets, transport means, machinery and equipment, agricultural machinery, furniture, office equipment, commercial equipment, sport tools), original (replacement) cost of which amounts to 161 709 thousand rubles.***
Nature of charging: ***granted on lease and transferred to free temporary use***
Date of charging: ***starting from the date of transfer***
Validity of charging: ***up to one year under agreements***
Other terms of charging: ***none***

IV. Information on financial performance of the Issuer.

4.1. Results of the Issuer's financial performance.

4.1.1. Income and losses.

Indices dynamics characterizing the Issuer's profitability/ unprofitability:

Indice	*2Q05*	*3Q05*	*Changes*	
			+/-	*%*
Proceeds, thousand rubles	*29 377 934*	*27 035 067*	*-2 342 867*	*-8%*
Gross profit, thousand rubles	*13 525 452*	*9 832 831*	*-3 692 621*	*-27%*
Net profit (retained profit), thousand rubles	*9 920 098*	*6 467 805*	*-3 452 293*	*-35%*
ROE, %*	*32.7%*	*20.3%*	*-12.4%*	
ROA, %*	*30.5%*	*19.0%*	*-11.5%*	
Net profitability ratio, %	*33.8%*	*23.9%*	*-9.9%*	
Products (sales) profitability, %	*41.3%*	*32.0%*	*-9.3%*	
Capital (net assets)turnover ratio , once per quarter	*0.25*	*0.22*	*-0.03*	
Amount of retained loss as of the reporting date, thousand rubles	-	-	*x*	*x*
Ratio of retained loss as of the reporting date to the balance currency	-	-	*x*	*x*

The stated indices have been calculated according to the methods recommended in the Provision on information disclosure by securities issuers approved by the Decree No. 05-5/пз-н of the FSFR dd. March 16, 2005.

*Notes *: ROE = (Net profits) / (Capital and provisions – purpose-oriented financing and earnings + deferred income – own stocks bought out from shareholders + debt to participators (founders) on income payment).*

ROE and ROA are given on the basis of additional calculation up to annual values.

In 3Q05 unfavorable situation on steel sales markets had a negative impact on the Company's financial performance. A value of sales proceeds decreased by 8% as compares to 2Q2005.

Sales proceeds going down (-8%) with simultaneous cost of sales growth (+8.5%) in 3Q05 as compared 2Q05 conditioned decrease of gross profit by 27%.

A value of net profit (retained profit) in 3Q05 shinkaged by 35% as compared to 2Q05. The main cause of net profit going down was decrase of sales proceeds mainly due to market conditions worsening.

ROE and ROA

In 3Q05 ROE and ROA of the Company went down as compared to 2Q05 which was attested by dynamics of ROE and ROA. Decrease in net profit of the Issuer (by –35% as to 2Q level) was the main factor for worsening of the stated above values:

- ***net profit per each rouble of own funds decreased from 32.7 kopecks to 20.3 kopecks;***
- ***net profit pereach rouble of assets decreased from 30.5 kopecks to 19 kopecks.***

Net profitability ratio

In 3Q05 significant decrease in the Issuer's net profits (-35%) as compared to 1Q05 encouraged net profit ratio decrease from 33.8% to 23.9%.

Cost of sales

In 3Q05 decrease in sales proceeds (-8%) and cost of sales (+8.5%) caused decrease cost of sales, i.e. cost of sales in each rouble of sales proceeds accounted to 32 kopecks v.41.3 kopecks in 2Q05.

Capital turnover in 3Q05 slightly went down as compared to respective indice in 2Q05 due to decrease of sales proceees with net assets growth.

4.1.2. Factors which influenced sales proceeds of the Issuer and income (losses) from the Issuer's operations.

Indice	*3Q05 to 2Q05*
Changes of sales proceeds (decrease -, increase +)	*-8.0%*
Sales profit change (decrease -, increase +)	*-28.7%*

In 3Q05 sales proceeds decreased by 8% as compared to 2Q05.

The main factor (higher upon influence degree) which had an impact on decrease of proceeds was decrease in priced for steel products shipped from NLMK due to unfavourable situation in sales markets. Mainly exported products were affecte whereas

their share was the largest in total shipments.

Besides, worsening of sales structure (low influence degree) also influenced decrease of proceeds.

A slight increase in sales (average influence degree) and growth of US Dollar exchange rate (low influence degree) did not compensate for negative impact of all stated above factors.

Sales profit in 3Q05 shrinked by 28/7% as compared to 2Q05 which was caused by both decrease in sales proceeds and growth of cost of sales (free of trade and administrative expenses) by 8.5%. Increase in cost of sales took place mainly due to growth of absolute costs (naterials and spares, services of third parties, changes in construction – in – progress).

4.2. The Issuer's liquidity.

Indice	*as of 30.06.2005*	*as of 30.09.2005*
Own current assets, thousand rubles*	*70 958 566*	*69 494 776*
*Permanent assets index***	*0.45*	*0.47*
*Current ratio factor****	*10.40*	*40.54*
*Quick liquidity factor*****	*8.19*	*8.53*
Own funds autonomy factor	*0.90*	*0.94*

*Notes: * - **own current assets** = current assets – other current assets – own stocks bought out from shareholders – long-term accounts receivable – short-term liabilities + debt to participators (founders) on income payment + deferred income + other short-terms liabilites.*

*** - **fixed asset index** = (current assets + long-term accounts receivable) / (Capital and provisions – purpose-oriented financing and earnings + deferred income – own stocks bought out from shareholders + debt to participators (founders) on income payment).*

**** - **current ratio factor** = (Current assets – long-term accounts receivable - own stocks bought out from shareholders – other current assets) / (short-term liabilities – deferred income - debt to participators (founders) on income payment).*

***** - **quick liquidity factor** = (Current assets – long-term accounts receivable - own stocks bought out from shareholders – other current assets – inventories) / (short-term liabilities – deferred income - debt to participators (founders) on income payment).*

<u>Own current assets</u>

As of 30.09.05 own current assets value decreased (by 1,464 miln. roubles or 2%) as compared to 30.06.05 level. This was caused, first of all, by short-term liabilities decrease (2004 dividend payments). Besides, current assets went down (due to decrease of short-term accounts receivable and inventories).

Permanent assets factor

Permanent assets factor did not change significantly in 3Q05. It met recommended fixed assets factor of <=0.9.

Current ratio factor and quick liquidity factor

Current ratio and quick liquidity factors as of 30.09.05 were sufficiently high (10.54 and 8.53 respectively).

Current ratio factors dynamics attests to the complete short-term debts self-sufficiency by current assets for economic activity pursuance and to a high degree of the Company's solvency.

Apart from it quick liquidity factors attest to the Company's ability to completely repay short-term liabilities without sales of inventories.

Own funds autonomy factor.

This factor indicates own capital share in the assets and characterizes the degree of the issuer's financial independence of creditors. Own funds autonomy factor as of 30.09.05 accountee for 0.94. This factor allows to assume low degree of financial dependence of the issuer on creditor.

4.3. Amount, structure of capital and current assets of the Issuer.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

thousand rubles

Capital and reserves	as of 30.06.2005		as of 30.09.2005	
	value	share	value	share
Equity	*5 993 227* [1]	*4.9%*	*5 993 227*[1]	*4.7%*
Total value of the Issuer's shares bought out by the Issuer for further on-selling (transfer)	*0**	*0%***	*0**	*0%***
Capital reserves	*299 661*	*0.2%*	*299661*	*0.2%*
Paid-in capital	*4 337 080*	*3.6%*	*4369166*	*3.4%*
Retained (net) profit	*110 879 193*	*91.2%*	*117 354913*	*91.7%*
Purpose financing and takings	*-*	*x*	*-*	*x*
*Total capital ****	*121 549 161*	*100%*	*128016 967*	*100%*

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of Issuer's outstanding shares*

**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

[1] – Corresponds to NLMK's Statute approved by Extraordinary Meeting of Shareholders dd. 3.12.2004 (Minutes No. 20) registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 09.12.2004.

- *with amendments dd. 20.05.2005 (Minutes No. 21) approved by Annual General Meeting of Shareholders registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 03.06.2005.*
- *with amendments dd. 14.06.2005 (Minutes No. 128) approved by NLMK's Board of Directors registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 01.07.2005.*

As of 30.09.2005 equity appreciation accounted for 5.3% to level of 30.06.2005. Capital value grew due to accumulated profit of the Company.

Amount and structure of NLMK's current assets

thousand rubles

Current assets	*as of 30.06.2005*		*as of 30.09.2005*	
	value	*share*	*value*	*share*
Inventory	*16 693 025*	*21.2%*	*14 619 047*	*19.0%*
VAT on acquired valuables	*1 557 902*	*2.0%*	*2 132 379*	*2.8%*
Accounts receivable (due in more than 1 year)	*89 775*	*0.1%*	*90 334*	*0.1%*
Accounts receivable (due within 1 year)	*17 598 776*	*22.4%*	*13 991 252*	*18.2%*
Short-term financial investments	*40 593 006*	*51.6%*	*42 647 507*	*55.5%*
Cash and its equivalents	*2 063 124*	*2.6%*	*3392361*	*4.4%*
Other current assets	*17 688*	*0.02%*	*17 600*	*0.02%*
*TOTAL**	*78613 296*	*100%*	*76 890 490*	*100%*

** Total for "Current Assets" Section in Balance Sheet (form No. 1).*

The main source for the Company's current assets financing is own funds. As of 30.09.05 value of current assets went down by 2.2% as compared to the level of 30.06.05 due to decrease in short-term accounts receivables (-20.5%) and inventories (-12.4%).

Structure of NLMK's total capital

thousand roubles

	as of 30.06.2005		as of 30.09.2005	
	value	*share*	*value*	*share*
Capital and reserves	*121 549 161*	*90.0%*	*128 016 967*	*93.8%*
Long-term liabilities	*1 237 678*	*0.9%*	*1 141 549*	*0.8%*
Short-term borrowings	*0*	*0%*	*0*	*0%*
Accounts payable	*7 547 267*	*5.6%*	*7 287 770*	*5.3%*
Debt to participators (founders) on income payments	*4 772 448*	*3.5%*	*54 317*	*0.04%*
Other sources	*20 692*	*0.02%*	*23275*	*0.02%*
Total:	*135 127246*	*100%*	*136 523 878*	*100%*

The Issuer's policy in financing of current assets

On the basis of analysis made to financial status only stable banks are selected. For each of the banks NLMK defines limit of funds placement required for current activity as well as spare cash.

In case of market conditions worsening and the Company's investment plans changes residual cash and its equivalent which accounted for 46.0 bln. roubles as of 30.09.2005 could be used.

Taking into account stable performance of the Company during a long period of time as well as high share of equity in the Company's capital (94%), NLMK has a possibility to attract significant funds on favorabe terms by bank credits and bond offering.

4.3.2. The Issuer's financial investments.

NLMK's financial investments which are 10% and more of all its financial investments as of the date of the reporting period closure.

1. Financial investments into issuing securities:

Type of securities: ***common stock***

Full name of Issuer: ***Open joint-stock company «Stoilensk GOK»***

Abbreviated name of Issuer: ***OAO «Stoilensky GOK»***

Domicile: ***Russian Federation***

State registration number for securities issue: ***1-01-00154-A***

Date of state registration of securities issue: ***28.11.2003***

State registrar of securities issue: ***Russian Federal Committee of Securities***

Quantity of securities belonged to NLMK (pieces): ***3 020 337***

Total par value of securities belonged to NLMK (thousand rubles): ***3 020.337***

Total book value of securities belonged to NLMK (thousand rubles): ***18 896 155***

Dividends on common stock in 2005 upon results of 2004 performance (per 1 share) (rubles): ***122***

Repayment period: ***July 22, 2005***

2. Other financial investments:

Type of financial investment: ***deposits***

2.1. Full name of lending agency: ***Bank of Foreign Trade (open joint-stock company), Additional Office No. 6***

Abbreviated name of lending agency: ***OAO Vneshtorgbank, Additional Office No. 6***

Domicile: ***43, ul. Vorontsovskaya, Moscow 109044***

Main deposit debt (thousand rubles): ***10 034 173*** (Deposits placed with OAO Vneshtorgbank, Additional Office No. 6, in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***31 054***

2.2. Full name of lending agency: ***Closed joint-stock company "International Moscow Bank"***

Abbreviated name of lending agency: ***ZAO International Moscow Bank***

Domicile: ***9, Prechistenskaya naberezhnaya, Moscow 119034 Russia***

Main deposit debt (thousand rubles): ***7 153 088*** (Deposits placed with ZAO International Moscow Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***13 548***

2.3. Full name of lending agency: ***Deutsche Bank Ltd.***

Abbreviated name of lending agency: ***OOO Deutsche Bank***

Domicile: ***4, ul. Schepkina, Moscow 129090***

Main deposit debt (thousand rubles): ***9 964 613*** (Deposits placed with OOO Deutsche Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***1 593***

2.4. Full name of lending agency: ***Closed joint-stock company "ABN AMRO Bank A.O."***

Abbreviated name of lending agency: ***«ABN AMRO Bank A.O"***

Domicile: ***17-1, ul. Bolshaya Nikitskaya, Moscow 125009 Russia***

Main deposit debt (thousand rubles): ***7 338 098*** (Deposits placed with ABN AMRO Bank A.O., in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***650***

There are no other financial investments inclusive of the same to any other non-issuing securities as well as to chartered capital of limited liability companies amounting to 10 and more percent of all financial investments of NLMK as of 31.09.2005.

Financial investments are accounted at NLMK according to Provision on accounting "Accounting of financial investment" PBU 19/02, approved by Order of the RF Ministry of Finance No. 126n dd. 10.12.2002 as well as by Provision on accounting policy of NLMK for accounting approved by Order of the Company No. 838 dd. 31.12.2004.

4.3.3. Intangible assets of the Issuer.

Provisional information on composition of intangible assets, initial (replacement) value of intangible assets and value of accumulated depreciation.

(rubles)

No	*Description of intangible assets group*	*Initial (replacement) value*	*Accumulated depreciation*
As of 30.09.2005			
1	Sole rights for PC applications and databases	12 474 713	12 193 827
2	Sole rights for inventions	3 982 578	555 647
3	Sole rights for production prototypes	200 000	200 000
4	Sole rights for utility models	650 666	453 010
5	Sole rights for trade marks and service marks	209 521	49 429
6	Sole rights for artwork, science work, literature publications	39 167	12 226
7	Other rights	309 032	309 032
Total		17 865 677	13 773 171

There were neither intangible assets entered to chartered capital nor received free of charge.

Information on intangible assets of the Company is generated and reflected in the financial statements in conformity with Provisions of accounting «Accounting of intangible assets» PBU 14/2000, approved by Order of the RF Ministry of Finance No. 91n. dd. 16.10.2000, as well as provision on NLMK's accounting policy, approved by the Company's Order No. 838 dd. 31.12.2004.

4.4. Information on policy and expenses of the Issuer in the area of technological progress, as regards to licenses and patents, new developments and investigations.

The Issuer's policy in the area of technological progress in the reporting period was defined by NLMK's quality management policy.

One of approaches of the policy in the area of technological development is acquisition of rights for intellectual property by patent protection of new technical solutions developed at NLMK.

In 3Q05 4 patents for inventions and 1 patent for utility models were received. They are enlisted below.

List of patents for inventions and utility models received in 3Q05.

No.	*Description of an invention, utility model*	*Issue date*	*Validity of patent*
1.	*Electrostatic device for dielectric fluid application onto stell strip*	*27.06.2005*	*20 years*
2.	*Method of fine oiled roll scale disposal*	*27.06.2005*	*20 years*
3.	*Dustduster*	*27.06.2005*	*20 years*
4.	*Method of in-line determination of rolling stand springing parameters*	*20.08.2005*	*20 years*
5.	*Unit for conveyor belt catching*	*27.07.2005*	*5 years*

List of Certificates for trade marks of NLMK valid as of 31.03.2005

No.	Description	Issue date	Validity
1	*Pictorial trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Pictorial trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Pictorial trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Pictorial trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 3.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Pictorial trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*
12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*
21	*Trademark "НЛМК"*	*19.07.2005*	*10 years*

Constant control over prompt payment of all patent fees on inventions and utility models, over prolongation of trade mark registration validity, over submission of applications on registration of trade mark in case of the Company's product mix diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D according to agreements in force for 3Q05 accounted for 4,219 thousand roubles, of them 181 thousand roubles related to patents and licenses obtaining.

4.5. Analysis of trends in the Issuer's core activity.

After headlong growth of world steel production in 2004 wold steel market conditions changed in 2005. 3Q05 showed all components of world steel market crisis more distinctly. Achived overproduction of steel in the world caused significant decrease in prices. In order to keep the prices steel companies in many regions of the world were forced to shrink steel output.

These tendencies reflected on development of Russian steel sector. Production results of majority steel companies and in the industry as a whole practically fell to the level of the last year. However in 3Q05 HM, steel, flats production grew at three leading steel companies (Severstal, MMK, NLMK) as compared to 2Q05. That allowed to maintain the same level of main production production in 3Q05 as compared to the previous quarter in the industry as a whole. So, in July – September 2005 industry-wise output of HM and steel

did not change and accounted for 11.7 mln. tons and 16.3 tons, respectively. Flats output accounted for 13.3 mln. tons which was a little higher (by 1.1%) than in 2Q05 (source: "Chermet" Corporation).

Contrary to industry results main steel product production at NLMK kept ascending tendency : in 3Q05 HM production increased by 12.3%, steel – by 10.5%, flats – by 9.2% as compared to 2Q05.

In the reporting period general world market conditions worsened – overproduction of steel products in China caused decrease in demand and prices. Many Russian steel companies reoriented their deliveries to domestic market. Domestic Russian prices for flats starting from August even made an (unsuccessful) attempt to grow but failed to compensate export price falling down. Financial performance of Russian steel holdings upon 3Q05 results decreased.

NLMK is an export oriented company and a corresponding negative situation in the external market influence financial performance of the Company. In 3Q05 situation in the domestic market turned to be more favorable for NLMK as higher prices for the Company's steel products in the domestic marketas compared to export prices allowed NLMK to increase cost of sales in the domestic market as compared to 2Q05. However, on the whole NLMK as many other Russian steel companies reduced output of products for sale in value terms by 14% as compared to 2Q05.

In 4Q05 NLMK anticipates price conditions on sales markets to improve as compared to 3Q05.

Despite existing situation upon 8 months of 2005 results the Company had the lowest costs per 1 rouble of products for sale and the highest profit before taxation in the industry.

<u>*Main competitors of the Issuer*</u>

The main competitors of NLMK in the domestic market are OJSC "MMK" and OJSC "Severstal".

These companies are characterized by the following strong competitive advantages:

- *diversification of production process. NLMK is an integrated steel company with production along the whole chain starting from hot metal to coated steel;*
- *geographical location. The Company is located in close proximity to main steel-consuming regions of Russia as compared to its competitiors.*
- *priority in development of high value-added products. NLMK was the first in Russia to master production of prepainted steel and is the only producer of electrical steelof high grades and cold rolled structural quality flats.*
- *high stable quality remains the main requirement to products in any market. Startin from 2000 a program of technical upgrade has been implementing to improvy quality of products.*
- *demand for products in the world market. NLMK ships its products to actually all industrially developed countries, is a leading slab exporter from Russia.*
- *fast reaction to market tendencies.*

As compared to competitors the Company's position remains unchanged both in near-term and remote outlook because their technology and equipment are comparable to that of NLMK by the highest standards. All the three company invest much into reconstruction and upgrading of equipment. Against a general background of capacity increase and quality improvement any qualitative overtaking is hardly possible.

Following world tendencies NLMK is commissioning Hot Dip Galvanizing Line. Output of this type of products will allow NLMK to hold and expand its position in world market of coated steel.

NLMK exports its products to several dozens countries of the world. There are producers of the same products practically in each country – importer. Besides NLMK steel companies from other countries supply their product to these markets. So, NLMK

experiences multiple competitions and it seems impracticle to single out specific competitors in the world market.

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on employees of the Issuer.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out the general management of the Company activity excluding those issues, which fall under the exclusive competence of the Shareholders' Meeting.

The Board of Directors consists of 9 persons.

The management of the routine business of the Company is exercised by the Company's single executive body – Director General and by the Company's corporate executive body – the Management Board.

The competence of Director General and Management Board covers all the issues related to the management of the Company's routine business except the matters of exclusive competence of the General Shareholders' Meeting and the Board of Directors.

The Director General and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The Director General also fulfils the functions of the Company's Management Board Chairman.

The Management Board is a corporate executive body of the Company, which acts with the authority of the Federal Act "On the joint-stock companies", the Company Statute and Regulations on the Management Board of the Company approved by the General Shareholders' Meeting.

The organization and membership of the Management Board are approved by the Board of Directors upon presentation by the Director General.

The competence of the general meeting of the issuer's stockholders (participants) in accordance with its statute (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Statute):

1) changes and additions to the Statute or approval of the Statute in new revisions;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the interim and final liquidation balances;

4) establishment of the quantitative staff of the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of declared shares and rights given by these shares;

6) increase in the Company's chartered capital through share par value increase;increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes

more than 25% of the common shares earlier placed by the Company;increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not realized within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of Director General and premature termination of its authority;

9) election of the Auditing Committee members and premature termination of their authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of 1Q, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including income statements of the Company, as well as distribution of Company's profits (including payments (declaration) of dividends with exclusions of profits distributed as dividends upon reults of 1Q, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Meeting;

13) appointment of the Accounts Committee members and premature termination of their authorit in case of the Company's Registrar functions as the Accounts Committee according to requirements to Federal Law "On joint-stock companies";

14) split-up and consolidation of the shares;

15) making decisions on approval of transactions in cases stipulated in Article 83 of the Federal Law «On Joint-stock Companies»;

16) making decisions on approval of major transactions in cases stipulated in Article 79 of the Federal Law "On Joint-stock Companies";

17) acquisition of the subscribed shares by the Company in cases, stipulated in the Federal Law "On Joint-stock Companies";

18) involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

21) decision-making on other matters stipulated by the Federal Law "On Joint-stock Companies" and / or the present Statute.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to the competence of executive bodies of the Company.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to competence of the Board of Directors of the Company except in cases stipulated in the Federal Act "On the joint-stock Companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Statute (constituent documents):

The following matters fall within the competence of the Board of Directors (Chapter 5, Article 30 of the Company Statute):

1) definition of priority activities of the Company;

2) convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases, when in accordance with the Federal Law "On Joint-stock Companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the General Shareholders' Meeting agenda;

4) definition of the date of list of the shareholders who are entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Statute and the Federal Law "On Joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) preliminary approval of annual reports, annual financial statements, including income statements of the Company for a financial year;

6) increase of the Company's chartered capital by placement of additional shares by the Company out of its property within the quantity of declared shares.

7) increase of the Company's chartered capital by placement of additional shares by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

8) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On the joint-stock Companies";

9) approval of decisions on offering, prospectus, report on offering results, their amending and revising.

10) placement of bonds and other securities issued by the Company in cases provided for by the Federal Law "On Joint-stock companies";

11) determination of price (pecuniary valuation) of the property, price of offering and redemption of the securities issued in cases provided for by the Federal Law "On Joint-stock Companies";

12) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On the joint-stock companies";

13) constitution of the Management Board and early termination of its authorities; determination of rewards and compensations paid to its members; conclusion of contracts with the Director General and members of the Management Board on behalf of the Company;

14) determination of terms and conditions of contracts with the Director General and members of the management board;

15) recommendations to the General Shareholders' Meeting on amount of reward and compensation paid to members of the Auditing Committee and determination of payment amount for Auditor's services;

16) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;

17) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;

18) use of reserve and other funds of the Company;

19) approval of internal papers of the Company excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Statute and Federal Law "On Joint-stock Companies", or other internal documents of the Company which fall within the competence of the Director General and Management Board in accordance with the present Statute;

20) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and expanding of these provisions;

21) approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-stock Companies";

22) approval of transactions provided for by Chapter XI of the Federal Law "On Joint-stock companies";

23) approval of the Company Registrar and terms of agreement with him/her, as

well as cancellation of agreement;

24) suspension of the Director General's activity;

25) appointment of temporary acting Director General;

26) decision on Company's participation in other organizations, excluding participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;

27) establishment of Committees under the Board of Directors, approval of internal documents, which regulate activities of these Committees;

28) other matters provided for by the Federal Law "On Joint-stock Companies" and the present Statute.

The matters that fall within the competence of the Company's Board of Directors cannot be transferred to the executive body of the Company for decision.

Competence of the individual and corporate executive bodies of the issuer in accordance with its Statute (constituent documents):

The Competence of the Director General (Chapter 6, Article 37 of the Company Statute).

The competence of the Director General includes all issues of routine Company activities management excluding those in the exclusive authority of the General Shareholders' Meeting and the Board of Directors.

The Director General acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company's activities;

- has the right of the first signature in financial documents;

- represents the Company both in the RF and outside it;

- approves staff list, concludes employment agreements with employees of the Company, fires, applies incentive measures to employees and imposes penalties on them;

- governs the activities of the Management Board and presides at its meetings;

- presents for the Board of Directors' approval an individual list of the members of the Management Board;

- conducts transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On the Joint-Stock Companies" and this Statute;

- issues power of attorney on behalf of the Company;

- opens the Company's accounts with banks;

- makes provisions for the Company's accounting and book-keeping conduction;

- issues orders and gives instructions which are binding for all employees of the Company;

- defines a list of data representing commercial secret of the Company, and means of such data protection in accordance with the effective legislation;

- approves internal documents of the Company, which regulate the Company's routine activities, excluding those in the exclusive authority of the Management Board.

The Director General is entitled to appoint acting Director General for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 38 of the Company Statute).

The exclusive competence of the Company's Management Board includes:

- development and submission to discussion by the Board of Directors of the Company's

development concept;

- securing of contracts concluding by Company assets when the amount due or the subject goods value exceeds 10 per cent of the balance value of the Company's assets, excluding transactions performed in the normal course of business;

- approval of internal routine Rules and other local regulations according to the list specified by the Director General;

- signing the Collective Agreement with the Company staff (authorized body);

- other issues regarded as those in the competence of the Company Management Board under the effective legislation of the RF.

Availability of Corporate Behaviour Code or any other similar document:

The Extraordinary General Shareholders' Meeting, which took place on December 3, 2004, (Minutes No. 20) approved the Corporate Governance Code of OJSC "Novolipetsk Steel".

Address in the Internet with free access to full text of Issuer's Corporate Management Code:
www.nlmk.ru/rus/company/docs.php3

Information on any changes to the Issuer's Statute made during the reporting period as well as on any internal documents which govern the Issuer's bodies activity:

The Company Statute, as well as internal documents, governing the Company activity, have not been changed within the reporting period.

Address in Internet with free access to full text of current Statute of the Company and internal documents which regulate the Company activity:
www.nlmk.ru/rus/company/docs.php3

5.2. Information on members of the Issuer's authorities.

Board of Directors:

Chairman: ***Vladimir S. Lisin***

Members of the Board:
Oleg V. Bagrin
Year of birth: ***1974***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – 2002***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Director of Treasury***

Period: ***2002 – 2003***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Deputy Chairman***

Period: ***2003 – 2005***
Organization: ***OOO "Rumelko"***
Title: ***Director of Financial Assets Management***

Period: ***2005 – up to now***
Organization: ***ZAO IK "Libra Capital"***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolay A. Gagarin
Year of birth: ***1950***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2003***
Organization: ***Moscow State Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Executive Partner***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin & Partners"***
Title: ***Chairman of the Council***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Dmitry A. Gindin
Year of birth: ***1946***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***Open joint-stock Moscow Plant "Sapphire"***

Title: ***Director General***

Period: ***2001 – 2005***
Organization: ***Limited-liability company "Management holding company "Metalloinvest""***
Title: ***President (pluralistically)***

Period: ***2004 – up to now***
Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***
Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies

Oleg V. Kisilev
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2001 – up to now***
Organization: ***OOO "Mosexpo - Metall"***
Title: ***Director***

Period: ***2002 – 2002***
Organization: ***ZAO "The 6th television channel"***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***Scientific company "Media-Socium "***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***OOO "Renaissance Capital – Financial Consultant "***
Title: ***Advisor on investments, directorate***

Period: ***2005 – up to now***
Organization: ***OOO "Mosexpo-Metall"***
Title: ***Director (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***OOO "Rumelko"***
Title: ***Director General***

Period: ***2001 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***General Counsel***

Period: ***2000 - up to now***
Organization: ***Academy of National economy with Government of the Russian Federation***
Title: ***Professor of Market issues and Economic mechanisms faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolai P. Lyakishev
Year of birth: ***1929***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***
Title: ***Director***

Period: ***2004 – up to now***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***

Title: ***Scientific adviser***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Randolph Reynolds
Year of birth: ***1941***
Education: ***graduate of Bellarmin College***

Titles for the last 5 years:
Period: ***2000 - 2002***
Organization: ***Industrial Advisors, Inc.***
Title: ***Director***

Period: ***2002 – up to now***
Organization: ***Industrial Advisors Services, Inc.***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Vladimir N. Skorokhodov
Year of birth: ***1951***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***Deputy Director General***

Period: ***2000 - up to now***
Organization: ***Lipetsk State Technical University***
Title: ***Professor at "Rolling Production" faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to

buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor P. Fedorov
Year of birth: ***1966***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2003***
Organization: ***Moscow state Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Lawyer of the Moscow state Lawyers Bar***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin &Partners"***
Title: ***Lawyer of the Moscow state Lawyers Bar***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Issuer's individual executive body and members of the corporate executive body:

Vladimir P. Nastich
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***"NLMK"***
Title: ***Director on Metallurgy***

Period: ***2000 - 2004***
Organization: ***"NLMK"***
Title: ***Technical Director – First Deputy Director General***

Period: ***2004 – up to now***
Organization: ***"NLMK"***
Title: ***Director General***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey A. Rakitin
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***"NLMK"***
Title: ***Deputy Head of Production on mechanical and power equipment of Cold Rolling Production***

Period: ***2000 - 2002***
Organization: ***"NLMK"***
Title: ***Head of Cold Rolling Production***

Period: ***2002 - 2004***
Organization: ***"NLMK"***
Title: ***Head of Hot Rolling Shop No.3***

Period: ***2004 – 2005***
Organization: ***"NLMK"***
Title: ***Chief Engineer***

Period: ***2005 – up to now***
Organization: ***"NLMK"***
Title: ***Technical Director - Chief Engineer***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Head of Economics Department***

Period: ***2000 - 2002***
Organization: ***NLMK***
Title: ***Director for Economics***

Period: ***2003 - up to now***
Organization: ***NLMK***
Title: ***Director for Economics and Finance***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Economics and Finance***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Deputy Purchase Director, Head of Equipment and Import Purchases Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Purchase Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Sales Director***

Period: ***2000 - 2005***
Organization: ***NLMK***
Title: ***Deputy Production Director***

Period: ***2005 – up to now***
Organization: ***NLMK***
Title: ***Production Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Pavel P. Gorodilov
Year of birth: ***1957***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Sales Director***

Share in the Issuer's stockholders' equity: ***0.00022%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Anatoly N. Koryshev
Year of birth: ***1944***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***

Organization: ***NLMK***
Title: ***Director of the Repairs Plant***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander I. Kravchenko
Year of birth: ***1955***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Head of Legal Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Legal Issues Director***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey P. Melnik
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Military service in Russian Army.

Period: ***2001 - 2001***
Organization: ***OOO "Larmet"***
Title: ***Manager***

Period: ***2001 - 2003***
Organization: ***OOO "Vimet"***

Title: *Manager*

Period: ***2003 - 2003***
Organization: ***NLMK***
Title: ***Security Division Consultant (pluralistically)***

Period: ***2003 - 2004***
Organization: ***NLMK***
Title: ***Security Division Consultant***

Period: ***2004 – up to now***
Organization: ***NLMK***
Title: ***Personnel and General Issues Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey V. Perekatov
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Director of Construction and Repair Complex***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladislav A. Smirnov
Year of birth: ***1949***
Education: ***higher vocational***

Titles for the last 5 years:
Period: *2000 - 2004*
Organization: *NLMK*
Title: *Power Division Director*

Period: *2004 - up to now*
Organization: *NLMK*
Title: *Deputy Director General for Power*

Period: *2004 - up to now*
Organization: *Limited-liability company "Lipetsk City Electric Company"*
Title: *Director General (pluralistically)*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander A. Sokolov
Year of birth: ***1961***
Education: ***higher vocational***

Period: *2000 - 2000*
Organization: *NLMK*
Title: *Director for Accounting, Accountability and Audit – Chief Accountant*

Period: *2000 – up to now*
Organization: *NLMK*
Title: *Accounting Director – Chief Accountant*

Period: *2004 – up to now*
Organization: *Lipetsk branch of All-Russian Correspondence Finance & Economy Institute*
Title: *part time senior tutor (pluralistically)*

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir A. Tretyakov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***Lipetsk State Technical University***
Title: ***Professor of "Rolling Production" Faculty***

Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***IT Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Victor V. Khripunkov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Security Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Stanislav E. Tsyrlin
Year of birth: ***1968***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – 2000***
Organization: ***The Boston Consulting Group***
Title: ***Project Leader***

Period: *2000 – 2003*
Organization: ***The Boston Consulting Group***
Title: ***Deputy Director***

Period: *2003 – 2004*
Organization: ***OOO "Rumelko"***
Title: ***Assistant of General Counsel***

Period: *2004 – up to now*
Organization: ***NLMK***
Title: ***Director for Strategy and Management System***

Share in the Issuer's stockholders' equity: ***no***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The person acting as the Issuer's single executive body: ***Vladimir P. Nastich***

5.3. Information on remuneration, privileges and / or refund of charges to each Management body of the Issuer.

Remuneration paid to members of Board of Directors and Management Board for 2004

(rubles)

No.	Remuneration type	Board of Directors	Management Board
1.	*Remuneration*	*13 243 523*	-
2.	*Salary*	-	*19 314 844*
3.	*Premium, welfare*	-	*12 295 618*
4.	*Presents*	*4 800*	*20 400*
5.	*Dividends*	-	*3 419 851*
6.	*Author's royalty*	*3 196 129*	*3 558 253*
	Total	**16 444 452**	**39 308 966**

Remuneration can be paid and charges related to performance of Management Board members' functions can be refunded to Management Board members within the period of their duties execution. The rate, conditions and procedure of remuneration payment and charges refund to members of the Board of Directors are established by the Regulations on remuneration of the Company's Board of Directors members approved by General Shareholders' Meeting.

Remuneration can be paid and charges can be refunded to Members of the Board of

Directors within the period of their duties execution. Conditions and procedure of remuneration payment and charges refund are established by a contract concluded with members of the Management Board, in accordance with the Regulations on remuneration of the Company's Management Board members' labor, approved by the Company's Board of Directors upon presentation by the Personnel and Remuneration Committee.

5.4. Information on structure and competence of controlling authorities over financial performance of the Issuer.

The Auditing Committee and Internal Audit Service exercise control over the financial and economic activities of the Company.

Auditing Committee

The Auditing Committee consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Regulations on the Auditing Committee approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Regulations on the Auditing Committee regulate the Auditing Committee procedures, the authority of its members, the rate and procedure of remuneration payment and expenses reimbursement to members of the Auditing Committee

The Company's Auditing Committee Members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on the yearly-based business results and is conducted at any time on initiative of the Auditing Committee of the Company and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Auditing Committee audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity auditing the Committee makes a report on authenticity of data contained in the Company's annual report, balance sheets, income statement.

Internal Audit Department

The Internal Audit Service – Audit Division, established sine die under Director General's Order dd. 17.04.1997, is administratively subordinated to the Director General.

Key staff: Valery S. Kulikov; Igor A. Matsak.

The competence of the Internal Audit Department covers:

- *auditing of financial and economic, commercial and production activity of the Company's divisions;*
- *evaluation of process related to acquisition, storage, protection and conservation of the Company's resources;*
- *detection of possible delinquencies, frauds and abuses on part of the Company's officials and reporting to the Company's managers on results;*
- *evaluation of internal control system as regards to efficiency of operations in the normal course of business.*

Management Board Members are informed on the results of the auditing upon their competency. The Board of Directors is informed in case of any material breach.

In process of its activity the Internal Audit Division cooperates with auditing firms working for the Company on contract basis.

Information on any inside document with the Issuer establishing rules aimed at prevention of inside information deployment:

A Provision on information policy ofNLMK which establishes also rules aimed at prevention of inside information deployment was approved by the Board of Directors on September 12, 205 (Minutes # 133) (see Appendix).

5.5. Information on members of controlling authorities over financial performance of the Issuer.

__Members of the Company's Auditing Committee:__

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***

Title: *Chief economist, Head of Department*

Period: ***2001 - up to now***
Organization: *NLMK*
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: *NLMK*
Title: ***Chief economist, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: *NLMK*
Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to

buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Natalia V. Kurasevich
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Auditor of the 1st category, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Officers of Internal Audit:

Total number of employees of Audit Division, NLMK: 112

Key staff of Audit Division, NLMK:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

5.6. Information on bonuses, privileges and / or expenses reimbursement to each controlling body over financial performance of the Issuer.

Bonuses paid to members of the Company's Auditing Committee for the last closed financial year:
Wages (rubles): ***1 975 811***
Bonuses (rubles): ***1 388 400***
Remuneration (rubles): ***289 933***
Commissions (rubles): ***0***
Privileges and / or refund of charges: ***0***
Other real estate provisions (rubles): ***0***

The amount and procedure of remuneration and compensation payment to the Auditing Committee is established by Provision on remuneration and compensation payment tomembers of the Auditiong Committee approved by Extraordinary Shareholders' Meeting held onDecember 3, 2004 (Minutes # 20).

5.7. Information on staff and generalized data on education and personnel (employees) of the Issuer, as well as on changes in personnel (employees) of the Issuer.

Average number of employees (staff) of the Issuer inclusive of employees (staff) in his branches and representative offices as well as allocations to wages and social support for the last 5 completed financial years and 3Q of the current year:

Description of the index	*3Q05*
Average staff, men	**38 770**
Share of the Issuer's staff with higher education, %	**22.57**
Amount of cash allocated to remuneration of labor, rubles	**1 587 362 045**
Amount of cash allocated to social security, rubles	**17 341 255**

Changes in personnel size of NLMK in the reporting period are not crucial for the Company.

NLMK's employees established a Trade Union branch of Mining and Steel-making trade union of Russia.

5.8. Information on any commitments of the Issuer to personnel (employees) related to possibility of their share interest in stockholders' capital (unit fund) of the Issuer.

There are no agreements or commitments of the Issuer related to possibility of its employees having a share in its stockholders' capital.

The Issuer did not give an option to his employees.

The possibility of granting such option was not considered by the Company.

VI. Information on shareholders of the Issuer and interested party transaction made.

6.1. Information on total number of shareholders of the Issuer.

Number of persons registered in shareholders register as of the date of the reporting quarter end – ***10 145***,

inclusive:

nominal holders – *8*.

6.2. Information on shareholders of the Issuer having not less than 5 per cent of its stockholders' capital (unit fund) and not less than 5 per cent of its common stock as well

as information on shareholders having not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders having not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: ***SILENER MANAGEMENT LIMITED***
Abbreviated name: ***SILENER MANAGEMENT LIMITED***
TIN: ***no***
Address: ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***18.98%***
Share of the Issuer's common stock: ***18.98%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share in the Issuer's common stock: ***no***

6.2.2. Full name: ***ULTIMEX TRADING LIMITED***
Abbreviated name: ***ULTIMEX TRADING LIMITED***
TIN: ***no***
Address: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***18.15%***
Share of the Issuer's common stock: ***18.15%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.3. Full name: ***VEFT ENTERPRISES LIMITED***
Abbreviated name: ***VEFT ENTERPRISES LIMITED***
TIN: ***no***
Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***16.31%***
Share of the Issuer's common stock: ***16.31%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.4. Full name: ***CASTELLA INVESTMENTS LIMITED***
Abbreviated name: ***CASTELLA INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***15.94%***
Share of the Issuer's common stock: ***15.94%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.5. Full name: ***MEROBEL INVESTMENTS LIMITED***
Abbreviated name: ***MEROBEL INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***18.70%***
Share of the Issuer's common stock: ***18.70%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.6. Full name: ***Closed joint-stock company «LKB-INVEST»***

Abbreviated name: *ZAO «LKB-INVEST»*
TIN: *4825018983*
Address: *15, ul. Kedrova, Moscow 117036 Russia*
Share in the Issuer's chartered capital: *7.52%*
Share of the Issuer's common stock: *7.52%*
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: *Closed joint-stock company "RUMELKO"*
Abbreviated name: *OOO "RUMELKO"*
TIN: *7727160666*
Address: *15, ul. Kedrova Moscow 117036 Russia*
Share in the Issuer's shareholder chartered capital: *99%*
Share of the Issuer's shareholder common stock: *99%*
Share in the Issuer's chartered capital: *no*
Share of the Issuer's common stock: *no*

6.3. Information on the state stake or municipal share in stockholders' capital of the Issuer (unit fund) and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in stockholders' capital equals to: *0.000267%*
Name of the state stake administrator: *Lipetsk Region Property Fund*
Legal address of the state stake administrator: *2, ul. Skorokhodova, Lipetsk 398019 Russia*

Availability of special right for stake of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share):
not provided for

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on stake in the Issuer's chartered capital, inclusive of quantity and/or total value of the Issuer's shares, expressed in the Company Statute.

There are no limitations related to stake in the Issuer's capital.

6.5. Information on changes in structure and shares of shareholders of the Issuer having not less than 5 per cent of its chartered capital (unit fund) or not less than 5 per cent of its common stock.

Shareholders having not less than 5 per cent of NLMK's chartered capital as of the date of list with persons having the right to participate in each General Shareholders' Meeting conducted for 5 last completed financial years:

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 3, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – April 18, 2000):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*BANQUE SCS ALLIANCE SA*	*19,99*
2.	*OMNISPECT LIMITED*	*18,42*
3.	*BOWLAND INVESTMENTS LIMITED*	*17,10*
4.	*BRIGHTWOOD VENTURES LIMITED*	*17,10*
5.	*S.M.U. HOLDING SA*	*10,62*
6.	*RAGON ENTERPRISES LIMITED*	*6,62*
7.	*TRADALCO SA*	*5,05*

Shareholders having the right to participate in Annual Shareholders' Meeting as of July 09, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – May 24, 2000):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*BANQUE SCS ALLIANCE SA*	*19,99*
2.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
3.	*OMNISPECT LIMITED*	*18,42*
4.	*S.M.U. HOLDING SA*	*10,62*
5.	*NORILSK MINING COMPANY*	*9,00*
6.	*RAGON ENTERPRISES LIMITED*	*6,62*
7.	*VALUE TRADING LIMITED*	*5,20*
8.	*TRADALCO SA*	*5,05*

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of October 21, 2000 (date of list with persons having the right to participate in General Shareholders' Meeting – August 31, 2000):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
2.	*SILENER MANAGEMENT LTD*	*18,42*
3.	*S.M.U. HOLDING SA*	*14,43*
4.	*VEFT ENTERPRISES LIMITED*	*10,59*
5.	*NORILSK MINING COMPANY*	*9,00*
6.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
7.	*RADLEY ENTERPRISES LIMITED*	*5,51*
8.	*VALUE TRADING LIMITED*	*5,20*
9.	*PROSUN CO LIMITED*	*5,03*

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 30, 2001 (date of list with persons having the right to participate in General Shareholders' Meeting – May 14, 2001):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,42*
2.	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*14,43*
3.	*CLAYTON IMPORT & EXPORT S.A.*	*11,90*
4.	*VEFT ENTERPRISES LIMITED*	*10,74*
5.	*BOWLAND INVESTMENTS LIMITED*	*9,08*
6.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
7.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
8.	*RADLEY ENTERPRISES LIMITED*	*5,51*
9.	*PROSUN CO. LIMITED*	*5,03*

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 06, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – February 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	KM TECHNOLOGIES (OVERSEAS) LIMITED	19,99
2.	SILENER MANAGEMENT LTD	18,98
3.	STAHL-UND METALLUNTERNEHMENSHOLDING S.A.	14,43
4.	VEFT ENTERPRISES LIMITED	10,81
5.	MINING & SMELTING COMPANY "NORILSK NICKEL"	9,00
6.	CASTELLE INVESTMENTS LIMITED	6,62
7.	RADLEY ENTERPRISES LIMITED	5,51
8.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 28, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – May 13, 2002):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	10,81
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	9,01
6.	ULTIMEX TRADING LIMITED	8,29
7.	RADLEY ENTERPRISES LIMITED	8,23
8.	OMNILAX HOLDINGS LIMITED	7,59
9.	AHERON INVESTMENTS LIMITED	7,59
10	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 27, 2003 (date of list with persons having the right to participate in General Shareholders' Meeting – May 12, 2003):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LTD	18,98
2.	VEFT ENTERPRISES LIMITED	12,30
3.	CASTELLA INVESTMENTS LIMITED	10,05
4.	LIMTAN INVESTMENTS LIMITED	9,99
5.	ULTIMEX TRADING LIMITED	8,28
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	OMNILAX HOLDINGS LIMITED	7,59
8.	AHERON INVESTMENTS LIMITED	7,59
9.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,51
10.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 23, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – February 24, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15

4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 25, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – May 07, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of December 3, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – October 15, 2004):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	MEROBEL INVESTMENTS LIMITED	15,54
4.	ULTIMEX TRADING LIMITED	15,15
5.	VEFT ENTERPRISES LIMITED	12,31
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders having the right to participate in Annual Shareholders' Meeting as of May 20, 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – April 04, 2005):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	ULTIMEX TRADING LIMITED	18,15
3.	VEFT ENTERPRISES LIMITED	16,31
4.	CASTELLA INVESTMENTS LIMITED	15,94
5.	MEROBEL INVESTMENTS LIMITED	14,70
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of September 26, 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – August 23, 2005):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	MEROBEL INVESTMENTS LIMITED	18,70
3.	ULTIMEX TRADING LIMITED	18,15
4.	VEFT ENTERPRISES LIMITED	16,31

5.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
6.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*

6.6. Information on interested party transactions made by the Issuer.

Total interested party transactions approved by each management body upon results of the last reporting quarter:

Reporting period	**NLMK's Management body that approved a transaction**	
	General Shareholder's Meeting	**Board of Directors**
3 Q 2005	-	*7 317.3 thousand rubles*

Information on interested party transaction concluded by the Issuer within the last reporting period, the price of which was 5 and more percent of the Company's assets book value defined upon financial statements as of the last reporting date before the transaction conclusion:

In 3Q05 among intereted party transactions on the basis of which it could be possible to determine transaction price at approval date there were no transactions, the price of which was 5 and more percent of the Company's assets book value as of the last reporting date before the transaction.

Information on interested party transactions (a group of related transactions), and an approval decision by the Board of Directors (supervisory board) or by General Shareholders' Meeting was not made in cases when it was obligatory according to the Russian Law:

There were no such transactions.

6.7. Information on amount of accounts receivable.

Structure of the Issuer's accounts receivable as of 31.12.2004

thousand rubles

Type of accounts receivable	*Maturity date*						*Total*
	less than 30 days	*from 30 to 60 days*	*from 60 to 90 days*	*from 90 to 180 days*	*from 180 days to 1 year*	*over 1 year*	
Accounts receivable, total, inclusive of:	*2 749 378*	*4 536 824*	*5 234 848*	*694 137*	*325 612*	*109 316*	*13 650 115*
buyers and customers	*414 233*	*3 999 174*	*5 023 282*	*1 899*	*10 095*	*19 158*	*9 467 841*
bills receivable	-	-	-	-	-	-	-
debt of affiliated persons of the Issuer	*164 833*	*95 527*	*14 010*	*14 700*	*5 586*	*36 065*	*330 721*

debt of participants (founders) upon contributions to chartered capital	-	-	-	-	-	-	-
*advance payments made**	*103 345*	*257 061*	*69 689*	*525 723*	*294 118*	*31 950*	*1 281 886*
other debtors	*2 066 967*	*185 062*	*127 867*	*151 815*	*15 813*	*22 143*	*2 569 667*

) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.

Structure of the Issuer's accounts receivable as of 31.03.2005

Type of accounts receivable	*Maturity date*	
	Up to one year	*Over one year*
Accounts receivable of buyers and customers	*10 121 479 743*	*41 322 674*
inclusive of past-due	*139 042 649*	-
Accounts receivable upon bills receivable	-	-
inclusive of past-due	-	-
Accounts receivable of participants (founders) upon contributions to chartered capital	-	-
inclusive of past-due	-	-
*Accounts receivable of advance payments made**	*2 759 734 789*	*1 326 975 287*
inclusive of past-due	*13 080 328*	-
Other accounts receivable	*2 842 605 772*	*45 746 849*
inclusive of past-due	*19 188 964*	-
Total	*15 723 820 304*	*1 414 044 810*
inclusive of total past-due	*171 311 941*	-

) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.

Debtors with a share of not less than 10% of total accounts receivable as of 13.09.2005

1. Name: ***STEELCO MEDITERIAN TRADING LTD***
   Address: ***Orpheos street, 10A-C, Nicosia, Cyprus***
   Accounts receivable: ***2 895 407 thousand rubles***
   inclusive of:
   past-due accounts receivable: ***no***

2. Name: ***TUSCANY INTERTRADE (UK)***
   Address: ***24, Great King Street, Edinburgh, H3 6QN, Great Britain***
   Accounts receivable: ***2 570 018 thousand rubles***
   inclusive of:
   past-due accounts receivable: ***no***

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

NLMK's annual financial statements for the last completed financial year prepared under the Russian Law is enclosed to the Quarterly Report for the 1st quarter of this year.

7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

NLMK's quarterly financial statements for the last completed financial quarter, prepared according to the Russian Law, are attached to the present Quarterly Report.

Quarterly financial statements cover:

- *Balance Sheet – Form No.1;*
- *Income Statement – Form No. 2.*

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

The Company does not prepare consolidated financial statements according to legal requirements of the Russian Federation.

Moreover, the Company prepares Consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP). NLMK's consolidated financial statements for year 2004, prepared according to US Generally Accepted Accounting Principles, has been published on NLMK's site in the Internet.

Web-site where Consolidated Financial Statements of the Issuer prepared under US GAAP is published:

www.nlmk.ru/about/figures/category-3.html

7.4. Information on the Accounting policy of the Issuer

Provision on Accounting Policy in the purpose of accounting approved by NLMK's Order No. 838 dd. 31.12.004 "On accounting policy of NLMK" is attahed to the present Report.

7.5. Information on total export as well as on share of export in total sales.

Index name	*2Q05*	*3Q05*	*Change, %*
Sales proceeds (mln. rubles) - total	*29 377.9*	*27 035.0*	*-8%*
Export sales proceeds (mln. rubles)	*17 836.2*	*13 765.3*	*-22.8%*

Export share in total sales proceeds (%)	*60.7%*	*50.9%*	*x*

7.6. Information on material changes in the Issuer's property after the date of the complete financial year end.

As of the reporting quarter end:

- *total initial value of buildings, structures, land lots as well as property in process of state registration accounted on NLMK's balance accounted for 17 347 671 562 roubles;*
- *amortization charged – 8 904 896 176 roubles.*

Within 12 months from the date of reporting quarter end NLMK evaluated some objects of property for sale without reflection of evaluation results in Balance Sheets.

There were no significant changes in the Company's property after evaluation.

There were no significant changes in the Company's propertty related to acquisition of disposal of property after 31.12.2004.

7.7. Information on the Issuer participation in any legal procedures if this participation could have significantly affected his financial performance.

Within three last years there were no legal procedures the Company's participation in which could affect its financial performance.

VIII. Additional information on the Issuer and on issued securities placed by him.

8.1. Additional information on the Issuer.

8.1.1. Information on amount, structure of stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: *5 993 227 240*

Breakdown of stockholders' capital as of the date of the reporting quarter closure:

Common stock:

Total at par value (rubles): *5 993 227 240*

Share in stockholders' capital: *100 %*

Privileged stock:

Total at par value (rubles): *0*

Share in stockholders' capital: *0 %*

As of 30.09.2005 the Issuer's shares did not circulate outside of the Russian Federation.

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Within the period from January 1, 2000 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.

In the 2nd quarter 2004 stockholders' capital of the Company was changed due to placement of additional common stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:

Common stock:

Total at par value (rubles): ***5 987 240***

Share in stockholders' capital: ***100 %***

Privileged stock:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***

Date and number of Minutes of Management body meeting on which a decision to change stockholders' capital was taken: ***05.02.2004, Minutes No. 106.***

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:

Common stock:

Total at par value (rubles): ***5 993 227 240***

Share in stockholders' capital: ***100 %***

Privileged stock:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

The amount of stockholders' capital did not change starting from 30.06.2004 till now.

8.1.3. Information on generation and use of reserve fund as well as other Issuer's funds.

In accordance with the Company Statute NLMK generates a reserve fund of not less than 5 per cents of its stockholders' equity. Size of the reserve fund shall be determined by decision made by the Board of Directors. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, defined by the Board of Directors of the Company according to the Company's Statute.

As of the date of the reporting quarter end the size of NLMK's reserve fund accounted for 299 661 362 roules or 5% of its chartered capital.

Within the reporting quarter the reserve fund was not used.

There were no other funds to be generated at NLMK out of its net profit.

8.1.4. Information on procedure of convocation and conduction of the Issuer's supreme management body meeting:

The Issuer's management body:

The Supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the information in newspaper «Gazeta», newspaper «Metallurg» and in NLMK's web-site in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more per cent of the Company's shares as well as nominal shareholders are informed of the meeting in written. The written notifications are sent by the registered mail not later the date stated in this clause.

Persons (bodies) having the right to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Committee, Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Committee, Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda to the Extraordinary Shareholders' Meeting as well as in case the Board of Directors liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Law "On joint-stock companies" to elect the Board members this Shareholders' Meeting should be held within 70 days from the date of corresponding demand or decision of the Board to hold the Meeting.

A request for holding of Extraordinary Meeting shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and to change offered form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owner of not less than 10 per cent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requiring the convocation, the quantity and type (category) of the shares belonging to them (him/her).

Request for the Extraordinary Meeting shall be signed by persons (person) who require Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares can be made in case:

- *the procedure of the request submission on convocation of the General Shareholders' Meeting has been violated;*
- *shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;*
- *none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Law «On joint-stock companies» and other legal acts of the Russian Federation.*

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who have required its convocation by registered mail with notice of receipt not later than 3 days from the date of the decision – making.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Regular Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the end of a financial year. Extraordinary Shareholders' Meeting can be summoned along with a regular annual meeting.

Date, time and place of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company Statute and Rules of Shareholders' Meeting conduction.

Persons entitled to make proposals to agenda of the Issuer's management body meeting as well as the procedure of these offers submission:

Shareholders (a shareholder), owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to make proposals to agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Committee and Returning board, the number of which cannot exceed the number of respective body members as well as candidate Director General. Such proposals must be received by the Company not later than in 30 days after the date of a financial year end.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. Such proposals must be received by the Company not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

A proposal on issues inclusion into the agenda of the General Shareholders' Meeting

and a proposal on candidates shall be made in written, shall indicate the name of shareholders (shareholder), demanding it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed.

A proposal to enter issues into the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them into the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company's Statute for inclusion of proposals into the agenda of the Annual General Shareholders' Meeting and Extraordinary General Shareholders' Meeting. An issue proposed by shareholders (a shareholder) is subject to entering the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to entering a slate for voting on election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company's Statute;*
- *shareholders (a shareholder) do not own the relevant number of the Company's voting shares as stated in the Company's Statute;*
- *a proposal is not in conformity with the requirements of the Company's Statute;*
- *an issue proposed for agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Act «On the joint-stock companies» and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue into the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues of the General Shareholders' Meeting.

Besides issues proposed to be included into agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form corresponding body, the Board of Directors has the right to include issues into the agenda or candidates into the slate of the General Shareholders' Meeting at its discretion.

Persons which have the right to get acquainted with information (materials) presented for Supreme Management Body Meeting preparation and conduction as well as procedure of getting acquainted with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (material) subject to presentation during preparation of General Shareholders' Meeting for getting acquainted in the room of the Company's executive body and at places the addresses of which are stated in announcement on General Shareholders' Meeting holding within 20 days and in case of General Shareholders' Meeting the agenda of which includes an issue on the Company's reorganization, within 30 days prior to the General Shareholders' Meeting as well as during the Meeting itself at place of its holding.

Persons having the right to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in written to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 per cent of stockholders' equity (unit fund) or not less than 5 per cent of common stock.

1. Full name: ***Limited liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***OOO LSO «Shans»***
Legal address: ***30, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

2. Full name: ***Limited liability company «Stahl»***
Abbreviated name: ***OOO «Stahl»***
Legal address: ***1, ul. Lenina, Uglich, Yaroslavl area 152620 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

3. Full name: ***Limited liability company «Novolipetskoye»***
Abbreviated name: ***OOO «Novolipetskoe»***
Legal address: ***village Tuishevka, Lipetsk region, Lipetsk area 398052 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

4. Full name: ***Limited liability company «Karamyshevskoye»***
Abbreviated name: ***OOO «Karamyshevskoe»***
Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

5. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Steel***
Abbreviated name: ***no***
Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

6. Full name: ***Limited-Liability Company «NLMK Trading House»***
Abbreviated name: ***OOO "NLMK Trading House"***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

7. Full name: ***Limited liability company «Larmet»***
Abbreviated name: ***OOO «Larmet»***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.98 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

8. Full name: ***Limited liability company «VIMET»***
Abbreviated name: ***OOO «VIMET»***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.97 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

9. Full name: ***Open joint-stock company «Stoilensky GOK»***
Abbreviated name: ***OAO «Stoilensky GOK»***

Legal address: *Stariy Oskol, Belgorod area, 309530 Russia*
Issuer's share in the profit-making organization's charter capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

10. Full name: ***Open joint-stock company «Dolomit»***
Abbreviated name: ***OAO «Dolomit»***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's charter capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

11. Full name: ***Joint-stock company «Studenovskaya mining company»***
Abbreviated name: ***OAO «Stagdok»***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's charter capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

12. Full name: ***Limited liability company "INDEPENDENT TRANSPORT COMPANY"***
Abbreviated name: ***OOO "NTK"***
Legal address: ***32A, Leninsky prospect, Moscow 119991 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

13. Full name: ***Limited liability company «Vtormetsnab NLMK»***
Abbreviated name: ***OOO «Vtormetsnab NLMK»***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

14. Full name: ***Open Joint-stock company «Tuapse Trading Sea Port »***
Abbreviated name: ***OAO «TMTP»***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
Issuer's share in the profit-making organization's charter capital: ***69.41 %***
Share of the Issuer's common stock in profit-making organization: ***69.41 %***

15. Full name: ***Open joint-stock company "North Oil and Gas Company"***
Abbreviated name: ***OAO "Severneftegas"***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's charter capital: ***62.00 %***
Share of the Issuer's common stock in profit-making organization: ***62.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***OOO «LGEK»***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's charter capital: ***51.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

17. Full name: ***Joint-stock bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OAO «Lipetskcombank»***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***50.07 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***no***

18. Full name: ***Joint-stock Company «Lipetsky Gripromez»***
Abbreviated name: ***OAO «Lipetsky Gripromez»***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OOO «KMAruda»***
Legal address: ***2, ul. Artema, Gubkin, Belgorod area, 309182 Russia***
Issuer's share in the profit-making organization's charter capital: ***32.89 %***
Share of the Issuer's common stock in profit-making organization: ***32.89 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***OOO «Neptune»***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

21. Full name: ***Open joint-stock company on gasification and operation of gas equipment of Lipetsk region «Lipetskoblgas»***
Abbreviated name: ***OAO «Lipetskoblgas»***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

22. Full name: ***Open joint-stock company of energy and electrification «Lipetskenergo»***
Abbreviated name: ***OAO "Lipetskenergo"***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

23. Full name: ***Open joint-stock company «Lipetsk Generating Company»***
Abbreviated name: ***OAO "Lipetsk Generation Company"***
Legal address: ***8A, ul. Moskovskaya, Lipetsk 398600, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

24. Full name: ***Open joint-stock company «Lipetsk Energy Sales Company»***
Abbreviated name: ***OAO "Lipetsk Energy Sales Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

25. Full name: ***Open joint-stock company «Lipetsk Energy Management Company»***
Abbreviated name: ***OAO "Lipetsk Energy Management Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***

Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

26. Full name: ***Open joint-stock company «Lebedinsky mining company»***
Abbreviated name: ***OAO «Lebedinsky GOK»***
Legal address: ***Gubkin, Belgorod area 309510 Russia***
Issuer's share in the profit-making organization's charter capital: ***11.96 %***
Share of the Issuer's common stock in profit-making organization: ***11.96 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

27. Full name: ***Open joint-stock company «Tulametalloobespechenie»***
Abbreviated name: ***OAO «Tulametalloobespechenie»***
Legal address: ***36, Alexinskoye shosse, Tula 300056 Russia***
Issuer's share in the profit-making organization's charter capital: ***5.6 %***
Share of the Issuer's common stock in profit-making organization: ***5,6 %***

8.1.6. Information on material transactions of the Issuer.

No material transactions with liabilities in each transaction over 10 and more per cents of NLMK's assests book value were noted upon the data taken from its financial statements for the last completed period preceeding the reporting quarter.

8.1.7. Information on the Issuer's credit ratings

As of 30.09.2005 the following credit ratings were conferred to the Company:

#	*Company*	*Rating*	*Description*	*Date of rating*
1.	***Credit rating Agency "Standard & Poor's", USA http://www.standardsandpoors.ru/***	***BB (stable)***	***Beyond danger in short-term outlook, however higher sensibility to influence of negative changes in commercial, financial and economic conditions.***	***26.05.2005***

8.2. Information on each category (type) of the Issuer's shares.

Share category: ***common***
Par value of each share (rubles): ***1***
Shares in circulation: ***5 993 227 240***
Quantity of additional shares in the process of offering: ***0***
Quantity of stated shares: ***0***
Quantity of shares on balance of the Issuer: ***0***
Quantity of additional shares which could be placed due to conversion of placed securities to be converted into shares or in result of discharge of obligations upon the Issuer's options: ***0***

State registration numbers of share issues: ***1-01-00102-A***

Date of state registration: ***09.04.2004***

Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the stated above issue of NLMK's securities.

Rights given by shares to their shareholders:

Each common stock of the Company gives a stockholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General stockholders' meeting with the right to vote on all the issues within its competence both personally and through a representative;

b) to receive dividends and to get part of its property in case the Company is liquidated;

c) to sell or alienate in other way all the stocks or part thereof to other persons according to the procedure established by the current legislation;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Statute.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the stockholders – owners of the Company voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks belonging to them.

Additionally placed shares give the right to vote only after their full payment and approval of the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues the securities of which are repaid (cancelled).

There are no issues the securities of which are repaid (cancelled).

8.3.2. Information on issues the securities of which are still in circulation.

There are no issues of bonds and options the securities of which are still circulating.

8.3.3. Information on default issues.

There are no issues of securities with the Issuer's default.

8.4. Information on a person (persons), presenting (having presented) security for bond issue.

The Issuer did not place secured bonds.

8.5. Conditions of security of the Issuer's obligations in respect of bond issue.

The Issuer did not place bonds with securities.

8.6. Information on organizations which register securities of the Issuer.

Registrar:
Full name: *Limited liability company "R-Stinol"*
Abbreviated name: *OOO "R-Stinol"*
Legal address: *10b, ul. 9th of May, Lipetsk, Russia*
The license for activity as a registrar of shareholders:
License No.: *10-000-1-00-292*
Issue date: *30.12.2003*
Validity: *till 30.12.2006*
Licenser: *Federal Securities Market Commission of the Russian Federation*
The date on which the register of shareholders started to be kept by the stated registrar: *04.03.2004*

8.7. Information on legislative acts regulating import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian Federation (part one) No. 146-FZ dd. 31.07.1998 (revision dd. 02.11.2004), Tax Code of the Russian Federation (part two) No. 117-FZ dd. 05.08.2000 (revision dd. 30.12.2004), Federal Law No. 173-FZ dd. 10.12.2003 "On currency control" (revision dd. 29.06.2004), Federal Law No. 39-FZ dd. 22.04.1996 (revision dd. 07.03.2004) "On securities market", Federal Law No. 208-FZ dd. 26.12.1995 (revision dd. 29.12.2004) "On joint-stock companies" are considered as legislative acts which regulate import and export of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed and being placed Issuer's securities.

Owners of the Company's stocks can receive income as dividends and income from stocks sale. Organization's income is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 «Natural persons' income tax».

Dividends.

In case of dividend payment to natural persons and organizations the Company acts as Fiscal agents, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal persons.

Organization's profit from dividends is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian tax payers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (RF nationals) income tax is 9% and 30 % for non-RF nationals.

Income from stocks sales.

Legal persons.

A feature for tax base for RF nationals in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article. 284 of Tax Code of the Russian Federation).

Procedure of taxation of non-RF nationals is controlled by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon stocks sale of Russian companies, where more than 50% of assets consist of real estate at the territory of the Russian Federation as well as financial instruments being derivatives of these shares. At that income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from stocks sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF tax payers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses of acquisition, sale and storage of securities actually incurred by a tax payer or assessed tax deduction taken to decrease securities sales income. Assessed tax deduction is not provided for natural persons being non-RF residents.

Assessed tax deduction is granted to a tax payer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer less than 3 years, then amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of natural persons being RF residents is 13 percent.

Tax rate for stated income of natural persons being non-RF residents is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to tax payer before expiration of successive tax period.

Should it be impossible to withhold calculated amount of tax from a tax payer, a Fiscal agent shall inform tax authorities in written within one month from the date of this event occurrence on impossibility to withhold and on amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states residents (natural persons or organizations) of which obtain income of the Company's shares, laid down other taxation rules and standards as compared to the same of the Russian Law, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: ***common stock***

Dividends for shares of the a/m category:

Reporting period: ***2000***

The Company did not make a decision on payment (announcement) of dividends.

Reporting period: ***2001***

The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2002.***

Dividends announced (accrued) per a share (rubles): ***312.5***

Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***

Deadline of announced dividends payment: ***up to September 25, 2003.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***1 867 074 460***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***

Dividends announced (accrued) per a share (rubles): ***0.6045***

Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends

payment (announcement) has been made: ***June 25, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***

Deadline of announced dividends payment: ***up to September 23, 2004.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***3 611 152 951***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***up to March 03, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 974 930 827***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***2004.***

Dividends announced (accrued) per a share (rubles): ***1.8 (Additionally 0.8 rubles per one common share will be paid taking into account announced interim dividends for 9 months of 2004 of 1.0 ruble)***

Total dividends announced (accrued) for shares of this category (rubles): ***10 787 809 032 (Additionally 4 794 581792 rubles will be paid taking into account announced interim dividends for 9 months of 2004 of 5 993 227 240 rubles)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***May 20, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***May 25, 2005, No. 21***

Deadline of announced dividends payment: ***up to August 18, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***4 774 251 883 (from additional payments)***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***6 months of 2005.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***September 26, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***September 27, 2005, No. 22***

Deadline of announced dividends payment: ***up to December 25, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***0***

The Company did not issue bonds.

8.10. Other information.

None.

APPENDIX to clause 5.4 "Information on structure and competence of the Issuer's management bodies"

Approved:

by the Board of Directors

Open Joint-Stock Company

«Novolipetsk Steel»

September 12, 2005

Minutes No. 133

The Provision
on INFORMATION POLICY OF NLMK

Lipetsk

1. GENERAL PROVISIONS

1.1. Regulations on Information Policy (hereinafter referred to as "Regulations") of Open Joint-Stock Company "Novolipetsk Steel" (hereinafter referred to as "the Company") have been drawn in accordance with the existing legislation of the Russian Federation, listing rules of Russian and foreign stock exchanges, Corporate Management Code of the Company, as well as other internal documents of the Company.
1.2. The objective of the Company's information policy is the provision of complete and reliable information on the Company and its activities to shareholders, potential investors, security dealers (hereinafter referred to as "Interested parties")
1.3. The Company's information policy is aimed at full execution of shareholders' rights to receive information essential for making investment and managing decisions, as well as the Company's confidential information protection, the divulgation of which may cause damage to the Company and its shareholders.
1.4. The procedure of the obligatory disclosure (gaining) of information, representing the State secret, is established and maintained in accordance with legislation of the Russian Federation.

2. BASIC PRINCIPLES OF THE COMPANY'S INFORMATION POLICY

2.1. The basic principles of the Company's information policy are the following: regularity, efficiency, availability, reliability, completeness, balanced nature, equality, information resources security.
2.2. The principle of regularity means that the Company intends to provide regularly the information on the Company to the Interested parties by means of available communication media.
2.3. The principle of efficiency means that the Company intends to inform the Interested parties as promptly as possible of the most significant events and facts related to their interests and the Company's activities.
2.4. The principle of availability means that the ways to provide the significant information on the Company to the Interested parties will ensure free and easy access to this information.
2.5. The principle of reliability means that the Company intends to provide to the Interested parties the information which represents the facts, and to see to it that the submitted information is not distorted and is not wrong.
2.6. The principle of completeness means that the Company intends to provide the sufficient information on itself to the Interested parties, for them to get the clearest idea of the issue they are interested in.
2.7. The principle of balanced nature means that the Company is guided by the reasonable balance of openness and transparency on the one hand, and confidentiality – on the other hand. The reasonable balance is achieved due to intention to execute fully the shareholders' rights related to gaining information, subject to rigorous protection of the shareholders' interests related to restriction of access to commercially valuable and other significant information.
2.8. The principle of equality means that the Company maintains equal rights of all shareholders related to obtaining information, taking into consideration the requirements of existing legislation of the Russian Federation.
2.9. The principle of security means that the Company will apply the ways and means of information protection, permitted by Russian law, to secure the information representing State secret, as well as official and commercial secret of the Company.

3. PUBLIC DISCLOSURE OF INFORMATION

3.1. The content of information, which is publicly disclosed by the Company in accordance with requirements of the existing legislation of the Russian Federation, as well as resulting from the Company's liabilities, related to circulation of its securities in stock exchanges.

In accordance with norms and requirements of the existing legislation the Company publicly discloses the following information:

- Quarterly Reports of the Issuer;
- Annual Reports of the Company;
- Annual Financial Statements of the Company;
- Announcements of significant facts (events, actions) related to the Company's financial and economic activity (including but not limited by: on the Company restructuring, on its associated and controlled companies, on facts which entailed a non-recurrent increase or decrease in the Company's net assets value) that exceeded 10%, on facts which entailed a non-recurrent increase (decrease) in the Company's net profit (loss) that exceeded 10%, on individual transactions of the Company the value of which or property value of which amounts to 10% or more of the Company's asset value as of transaction date; on securities issue by the Company; on accrued and/or paid out proceeds on the Company's securities, on decisions taken at General Meetings, on decision taken by the Company's authorized body regarding securities issue;
- Information which can significantly affect the value of the Company's securities (including, but not limited by: expiration of authorities of single executive and/or members of corporate executive bodies of the Company; on initiation of bankruptcy proceedings or one of the bankruptcy procedures against the Company and/or its associated and controlled companies, on the contract concluded by the Company with a Stock Exchange for listing of the Company's securities; on inclusion of the Company's securities in the list of securities, admitted to the securities market; on exclusion of the Company's shares from the above mentioned list; on the Company's receipt of the permit for circulation/distribution of a public company's securities outside of the Russian Federation, issued by the federal executive body);
- List of the Company's affiliated persons;
- The Company's issue prospectus (additional securities issue);
- Notifications of the securities issue (additional issue) state registration;
- The Statute, amendments and addendums to it, as well as provisions and regulations, which govern the activities of the Company's management bodies, the Company's General Shareholders' Meeting, the Board of Directors, the Company's Management Board, with all the amendments and additions to them.

3.2. The Company's liabilities related to additional disclosure of information on its activities

The Company prepares and discloses the following information on its activities (apart from the information required by the Russian legislation, as well as resulting from the Company's liabilities related to circulation of its securities in stock exchanges):

- On the principles of the Company's corporate management;
- On the Company's strategies and development projects;

- Members of the Company's Board of Directors, including information on changes within the reporting year, as well as short biography of the Company's Board of Directors;
- Information on the Company's General Director and members of the Management Board, as well as their short biography;
- Periodical information on the Company's production, financial, economic and intracorporate activities;
- On important events and results of the Company;
- On the Company's social policy;
- On the Company's ecological activities;
- On mass-media statements of the General Director, the Company's Board of Directors Chairman, the Company's press-releases.

3.3. Information disclosure procedure, forms and methods

3.3.1 The Company discloses information according to the extent, procedure and forms established by the existing legislation of the Russian Federation (including disclosure of information in the news coverage of authorized agencies; publication in mass media, publication of information on the Company's web-site (www.nlmk.ru) in the Internet, etc.)

3.3.2 The Company, in the effort to guarantee the shareholders' information rights and to ensure efficiency and availability of significant information, uses the following media:

- Sending (forwarding) of documentary data (hard copy).
- Submission of information on a magnetic medium (in cases established by law).
- Disclosure of information by way of mass media.
- Publication on the Company's web-site in the Internet.
- In the course of public statements, as well as group and personal meetings with the Company's Interested parties.

3.3.3 The information subject to obligatory disclosure is periodically submitted in accordance with the existing legislation of the Russian Federation and the Company's liabilities, related to circulation of its securities in stock exchanges, within the time-limits established by law and the relevant liabilities.
3.3.4 The Company conducts planned meetings with Interested parties, in order to discuss significant events of the Company, find out what they think about important issues related to the Company's development and activity (including the period of securities issue preparation).
3.3.5 The Company organizes briefings (press-conferences) in connection with publication of periodic financial statements, conducting of Shareholders' Meetings and other significant corporate events.
3.3.6 The Company publishes all the most significant announcement and materials on its web-site, if necessary it publishes brochures and booklets for distribution.
3.3.7 When the Company issues securities, it discloses information on motives of securities issue, on persons intending to purchase the issued shares, including blocks of shares (if this information is available).

4. THE PROCEDURE OF INFORMATION PROVISION TO SHAREHOLDERS

4.1. Information is furnished to shareholders by the Company's Corporate Secretary, who is responsible for contacts with the Company's shareholders.
4.2. Documents are provided to shareholders upon submission of a written request to the Company's General Director. In the request it is necessary to mention the person's mane (for legal entities – name and domicile), number of shares belonging to this person and the title of the requested document.

4.3. Before the requested documents or their copies are provided, it is checked if the person who has submitted the request owns shares as stated.
4.4. Documents are provided by the Company within seven days from the date of the relevant request submission on the premises of the Company's executive body (address: 2 pl. Metallurgov, Lipetsk, Russia). Upon request of persons who have the right of access to documents, the Company provides copies of the mentioned documents (including by mail, by registered letter with notification). The fee the Company collects for these copies shall not exceed costs of their making.

4.5. The list of documents and materials provided to shareholders for them to make decisions on the issues on the agenda of the Annual General Shareholders' Meeting, is annually approved by the Company's Board of Directors. It includes:

- the Company's Annual Report;
- Annual Financial Statements, including Profit and Loss Statement;
- recommendations of the Company's Board of Directors on distribution of the Company's profits, including distribution of dividends, and grounds for these recommendations;
- report of the Company's Auditing Commission;
- report of the Company's auditing organization based on the results of annual control of the Company's financial and economic activity;
- information on candidates to the Company's Board of Directors and Auditing Committee;
- information on candidates to the Company's Auditor.

4.6. If the agenda of the Annual Shareholders' Meeting includes an issue related to the Company restructuring, the following documents are provided to shareholders (apart from those required by law):

- grounds of the Company restructuring,
- report of a security dealer,
- annual reports and annual financial statements of all organizations, which take part in the restructuring, for the last 3 financial years,
- quarterly reports drawn at least 6 months prior to the meeting, at which restructuring is discussed, in case more than 6 months have passed from the end of the last financial year.

4.7. If the agenda of the Annual General Shareholders' Meeting includes a matter of additional securities issue and the draft decision on this point envisages shares paying up by nonmonetary funds, shareholders are furnished with the list of property that can be used for such payments, and the property assessment report.
4.8. The content of the Annual Report provided to shareholders prior to the Annual General Shareholders' Meeting shall correspond to the requirements of the existing legislation of the Russian Federation, that governs the procedure of preparation, calling and conducting of Shareholders' Meetings.
4.9. The Annual Report is signed by the Company's General Director and Chief Accountant after the preliminary approval by the Board of Directors. If one member of the Board of Directors expresses disagreement with information contained in the Annual Report, he shall present his disagreement in written form (present individual opinion). The individual opinion is submitted to the Company's shareholders along with the Annual Report.

5. INFORMATION REPRESENTING COMMECIAL OR OFFICIAL SECRET

5.1. Information representing the Company's commercial secret includes scientific and technical, process, production, financial and economic and other information, which has actual or potential value due to being unknown to third parties, to which there is no legal access and which the Company (its owner) regards as a commercial secret.

5.2. The Company, represented by the General Director and information security services, takes measures to secure confidentiality of information, establishes access procedures and lists the materials which represent the Company's commercial secret, maintaining the reasonable balance of the Company's transparency and determination not to infringe on its interests.
5.3. The list of materials representing the Company's commercial or official secret and operational procedure for such materials are specified in the Company's internal documents.
5.4. The data confidentiality conditions are obligatorily included in the labour contract with the Company's officials and employees.

6. INSIDER INFORMATION

6.1. Insider information is the significant information on the Company's activities, shares, other securities and transactions with them, which is not open to public, and the disclosure of which can fundamentally affect the market price of shares and other securities of the Company.
Unauthorized use of such information can do substantial damage to the Company's shareholders and result in significant adverse consequences for the Company's financial condition and its business reputation.
Characteristics of this information are the following:

- its direct relation to the Company and/or the Company's associated companies, as well as the Company's business perspectives and/or associate companies;
- specific and precise nature;
- it is not open to the public;
- in case of publication it is likely to affect sufficiently the price of shares or other securities of the Company and/or the Company's associated companies.

6.2. Insider information also includes information subject to disclosure in accordance with the existing legislation of the Russian Federation and the Company's internal documents until the moment of its disclosure, in case such disclosure can significantly affect the market price of shares and other securities of the Company.
6.3. Significant information includes materials, facts and data on activities or securities of the Company or any of its associated companies, in relation to which there is a substantial possibility that a reasonable investor could consider this information important for making a decision on purchasing, selling or saving a security, in case the mentioned materials, facts and data can significantly affect the security market price.
6.4. The insider information carriers (Insiders) are shareholders, members of the Board of Directors, members of Committees under Board of Directors, General Director and members of the Company's Management Board, members of Auditing Committee, managers and employees of the Company's departments, whose positions enable them to have documents, materials and actual data which have not been disclosed and are likely, if so, to affect significantly the Company's securities value.
6.5. The insider information carriers are also other natural persons and legal entities, which were granted access to the insider information on the basis of civil contracts (auditors, specialized depositaries, security dealers)
6.6. Other natural persons and/or legal entities can also be acknowledged to be carriers of insider information, if they got access to it legally or illegally.

7. USE OF INSIDER INFORMATION

7.1 Insiders are forbidden to divulge insider information available to them or information based on it.
7.2 Persons who have the right of access to insider information are not entitled to use insider information to their own advantage or the advantage of the third parties, as well as perform any actions with insider information for purposes contrary to objectives and interests of the

Company and its associate and controlled companies, which may cause harm/losses to the above companies, inclusive of (but not limited by):

- effect transaction with any securities of the Company on the basis of insider information;
- submit illegally insider information or information based on it to third parties or make it available to third parties;
- give recommendations to third parties on transactions with securities based on insider information;
- publish or distribute insider information by other means.

7.3 Persons mentioned in items 6.4. - 6.6. of these Regulations, who have divulged insider information, are held liable in accordance with the existing legislation of the Russian Federation.

7.4 The Company's officials and employees assume responsibility not to divulge insider information in their labour contracts.

8. PROCEDURE OF INFORMATION DISCLOSURE BY THE COMPANY'S REPRESENTATIVES

8.1. The Chairman of Board of Directors, taking into consideration the opinion of Board of Directors, officially comments and interprets decisions taken by the Board of Directors, as well as expresses its opinion on issues discussed at its meetings.

8.2. The Chairman of Board of Directors is entitled to delegate its powers, mentioned in item 8.1 of these Regulations, to members of Board of Directors.

8.3. Chairmen of Committees under Board of Directors are entitled to inform the Interested parties on decisions taken at the Committees meetings and comment this information.

9. CONTROL OF REGULATIONS OBSERVATION

9.1. The observation of norms of the existing legislation of the Russian Federation and special requirements envisaged by the Company's internal documents, in order to avoid the conflict of interests and misuse of insider information by employees and departments of the Company, is controlled by:

- regarding the members of Board of Directors and General Director – by the Chairman of Board of Directors;
- regarding the members of Management Board – by the Chairman of Board of Directors;
- regarding other officials and the Company's employees – by the General Director.

10. FINAL PROVISIONS

10.1. These regulations are approved by the Company's Board of Directors.

10.2. If as a result of changes in the Russian legislation some articles of these Regulations are in conflict with it, these articles become void, and, until the Regulations are amended, the Company is governed by the existing legislation of the Russian Federation.

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **September 30, 2005**	Date (year, month, date)	2005 | 03 | 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	0384
Address: 2, pl. Metallurgov, Lipetsk		

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 092
Fixed assets	120	20 733 524	21 560 691
Construction in progress	130	4 808 654	7 856 298
Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 005 442
Deferred tax assets	145	49 567	16 611
Advace payments granted for non-current assets	149	777 251	3 056 269
Other non-current assets	150	29 706	1 136 985

TOTAL for Section I	190	52 907 516	59 633 388
II. CURRENT ASSETS			
Inventories	210	13 762 674	14 619 047
inclusive: raw materials and other similar valuables	211	9 435 769	9 530 541
animals in breeding and feeding	212	781	1 151
expenses on work in progress (distribution costs)	213	3 810 675	3 999 878
finished products and goods for reselling	214	353 690	818 945
goods shipped	215	167	6 636
deferred expenses	216	144 340	176 129
other inventories and expenses	217	17 252	85 767
VAT for valuables acquired	220	2 584 111	2 132 379
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	90 344
inclusive: buyers and customers	231	55 223	41 323
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	13 991 252
inclusive: buyers and customers	241	9 470 682	10 121 479
Short-term financial investments	250	29 389 712	42 647 507
Cash and cash equivalents	260	2 590 278	3 392 361
Other current assets	270	17 722	17 600
TOTAL for Section II	290	61 217 361	76 890 490
BALANCE (sum of line 190 + 290)	300	114 124 877	136 523 878

LIABILITIES	**Line code**	**At reporting period beginning**	**At reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity (85)	410	5 993 227	5 993 227
Additional paid-in capital (87)	420	4 423 266	4 369 166
Reserved capital (86)	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	117 354 913
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
retained profit (retained loss) of the reporting period	472	X	27 495 507
TOTAL for Section III	490	105 370 142	128 016 967
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 136 335
Other long-term liabilities	520	95 628	5 214
TOTAL for Section IV	590	921 261	1 141 549
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 287 770
inclusive: suppliers and contractors	621	2 334 129	2 239 734
debts to organization personnel	622	8 957	268 829
arrears to the state extra-budget funds	623	94 816	110 239
tax debt	624	1 879 377	756 505
other creditors	625	343 532	168 333
advance payments received	627	2 969 713	3 744 130
Debts to participants (founders) for revenues pay-off	630	182 602	54 317
Deferred income	640	20 348	23 275
TOTAL for Section V	690	7 833 474	7 365 362
BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	136 523 878

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	**Line**	**At reporting**	**At reporting**

	code	period beginning	period end
1	2	3	4
Fixed assets leased	910	454 218	437 082
Inventories accepted for storage	920	7 176	7 033
Equipment accepted for erection	925	439 402	-
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	371 109	2 647 690
Security of liabilities and payments made	960	91 100	845
Depreciation of housing facilities	970	9 403	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	788
Intangible assets received for usage	990	17 643	30 042

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
For **9 months 2005**	Date (year, month, date)	2005 | 03 | 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	Line code	For the reported period	For the similar period of the last year
1	2	3	4
1. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	89 813 803	90 173 197
including sales of ferrous metals	011	86 279 503	86 946 426
Sales cost of goods, products, works, and services	020	(50 582 090)	(43 252 153)
including ferrous metals sold	021	(48 346 218)	(41 289 722)
Gross profit	029	39 231 713	46 921 044
Commercial expenses	030	(1 817 565)	(964 263)
Administrative expenses	040	(1 632 976)	(1 429 618)
Sales income (loss) (lines	050	35 781 172	44 527163
Other income and losses			
Interest receivable	060	1358 575	624 828
Income on stakes in other enterprises	080	531 540	22 559
Other operating income	090	34 950 360	51 798 025
Other operating expenses	100	(35 227 615)	(51 291665)
Extra-sales income	120	2 942 027	1 701 302
Extra-sales expenses	130	(4 178 960)	(2 333 291)
Extraordinary income	135	160	-
Extraordinary expenses	136	(167)	-
Profit (loss) before taxation	**140**	**36 157 092**	**45 048 921**
Deferred tax assets	141	(32 956)	12 503
Deferred tax liabilities	142	(310 702)	(400 135)
Current profit tax	150	(8 372 028)	(10 524 515)
Net profit (loss) of the reporting period	**190**	**27 441 406**	**34 136 774**
FOR REFRENECE Permanent tax liabilities	200	37 984	100 406

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	Line code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	19 089	(9 896)	15 057	(7 972)

Profits (loss) of the previous years	220	14 929	(68 650)	34 127	(242 116)
Payment of damages caused by failure or undue fulfillment of liabilities	230	95	-	76	(281)
Exchange differences in currency operations	240	2 851 031	(3 514 490)	1 631 969	(1 804 049)

APPENDIX to item 7.4. "Information on the Issuer's accounting policy"

ORDER No. 838 dd. 31.12.2004

Accounting policy of NLMK for accounting

According to Federal Law No. 129-ФЗ dd. November 21, 1996 "Accounting" (in revision No. 86-ФЗ dd. 30.06.2003)

IT IS ORDERED to:

1. Approve:
1.1. Provision on NLMK's accounting policy (Appendix No. 1);
1.2. Working chart of accounts (Appendix No. 2) (is not presented);
1.3. Procedure of Financial Statements preparation (Appendix No. 3) (is not presented);
1.4. List of NLMK's subdivisions having petty-cashes (Appendix No. 4) (is not presented);
1.5. List of subdivisions being transferred to a separate balance (Appendix No. 5) (is not presented);
1.6. Procedure of preparation and presentation of source documents to be reflected in accounting (Appendix No. 6) (is not presented);
1.7. Procedure and deadlines for inventory of real estate, property and financial obligations (Appendix No. 7) (is not presented);
1.8. List of source accounting documents used for completion of financial and economic operations for which typical forms of source documents are not provided for (Appendix No. 8) (is not presented).
1.9. Procedure of control over economic operations (Appendix No. 9) (is not presented).

2. Recognize Order No. 842 dd. 31.12.2003 "NLMK's accounting policy" as stale.

3. The present Order shall come into force on January 1, 2005.

4. The person in charge for this Order implementation shall be Director for Accounting – Chief Accountant, Sokolov A.A.

Director General *V.P. Nastich*

Appendix No. I
to Order No. 838 dd. 31.12.2004

PROVISIONS
on accounting policy for accounting

I. General

1.1. The present Provisions have been developed according to the basic normative documents:
- Federal Law No. 129-ФЗ dd. 21.11.96 "Accounting " (in revision dd. 30.06.2003).
- RF Ministry of Finance Order No. 34-н dd. 29.07.98 "Approval of Provisions on accounting and financial statements in the Russian Federation ".
- RF Ministry of Finance Order No. 60н dd. 09.12.98 (in revision dd. 30.12.1999) "Approval of Provisions on accounting "Accounting policy of an enterprise" PBU 1/98.
- RF Ministry of Finance Order No. 167 dd. 20.12.94 "Approval of Provisions on accounting. Accounting of agreements (contracts) on capital construction " PBU 2/94.
- RF Ministry of Finance Order No. 2н dd. 10.01.2000 "Approval of Provisions on accounting " Accounting of assets and liabilities the value of which is denominated in foreign currency " PBU 3/2000.
- RF Ministry of Finance Order No43н dd. 06.07.99 "Approval of Provisions on accounting. Financial Statements of an enterprise " PBU 4/99.
- RF Ministry of Finance Order No. 44н dd. 09.06.2001 "Approval of Provisions on accounting "Inventory accounting" PBU 5/01.
- RF Ministry of Finance Order No. 26н dd. 30.03.2001 "Approval of Provisions on accounting "Accounting of non-current assets" PBU 6/01.
- RF Ministry of Finance Order No. 56н dd. 25.11.1998 "Approval of Provisions on accounting " Events after balance date" PBU 7/98.
- RF Ministry of Finance Order No. 96н dd. 28.11.2001 "Approval of Provisions on accounting " Conditional facts of financial and economic activity " PBU 8/01.
- RF Ministry of Finance Order No. 32н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provisions on accounting " Income of an enterprise " PBU 9/99.
- RF Ministry of Finance Order No. 33н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provisions on accounting " Expenses of an enterprise " PBU 10/99.
- RF Ministry of Finance Order No. 5н dd. 13.01.2000 (in revision dd. 30.03.2001) "Approval of Provisions on accounting " Information on affiliated companies " PBU 11/2000.
- RF Ministry of Finance Order No. 11н dd. 27.01.2000 "Approval of Provisions on accounting "Information on segments" PBU 12/2000.
- RF Ministry of Finance Order No. 92н dd. 16.10.2000 "Approval of Provisions on accounting "Accounting of national assistance" PBU 13/2000.
- RF Ministry of Finance Order No. 91н dd. 16.10.2000 "Approval of Provisions on accounting " Accounting intangible assets" PBU 14/2000.
- RF Ministry of Finance Order No. 60н dd. 02.08.2001 "Approval of Provisions on accounting " Accounting of loans and credits and expenses on their servicing" PBU 15/2001.
- RF Ministry of Finance Order No. 66N dd. 02.07.2002 "Approval of Provisions on accounting"Information on closed activity" PBU 16/2002
- RF Ministry of Finance Order No. 115N dd. 19.11.2002 "Approval of Provisions on accounting "Accounting of R&D expenses"" PBU 17/2002
- RF Ministry of Finance Order No. 114N dd. 19.11.2002 "Approval of Provisions on

accounting "Accounting of expenses on profit tax"" PBU 18/2002

- RF Ministry of Finance Order No. 126N dd. 10.121.2002 "Approval of Provisions on accounting "Accounting of financial investments"" PBU 19/2002

- RF Ministry of Finance Order No. 105N dd. 24.11.2003 "Approval of Provisions on accounting "Information on interest joint ventures "" PBU 20/2003

- RF Ministry of Finance Order No. 119N dd. 28.12.2001 "Approval of Methodical instructions on accounting of inventories"

- RF Ministry of Finance Order No. 91N dd. 13.10.2003 "Approval of Methodical instructions on accounting of non-current assets"

- RF Ministry of Finance Order No. 67н dd. 22.07.2003 "Forms of Financial Statements of an enterprise ".

- RF Ministry of Finance Order No. 94н dd. 31.10.2000 (in revision of 07.05.2003) "Approval of Chart of accounts for financial and economic activity and instructions to it".

- RF Ministry of Finance Order No. 49 dd. 13.06.1995 "Approval of methodical directives on inventory of real estate, property and financial obligations ".

- RF Ministry of Finance Order No. 44n dd. 20.05.2003 "Approval of methodical directives on generation of financial statements during reorganization of an enterprise ".

- RF Ministry of Finance Order No. 15 dd. 17.02.1997 (in revision dd. 23.01.2001) "Reflection of operations under a leasing agreement in accounting ".

- RF Ministry of Finance Letter No. 160 dd. 30.12.1993 "Provisions on accounting of long-term investments ".

- Methodical recommendations on procedure of financial statements values preparation approved by RF Ministry of Finance Order No. 60 н dd. 28.06.2000.

- Methodical instructions on planning, accounting and calculating of production costs at steel-making companies approved by RF Committee on steel industry on 08.10.2004.

- Other normative documents applied in the field of accounting regulation.

1.2. According to Articles 6 and 7 of Law No. 129-ФЗ persons in charge are:

1.2.1. Director General of a Company – for organization of accounting and observance of legislation for financial and economic operations.

1.2.2. Chief Accountant of a Company – for development of accounting policy, maintaining of accounting, in-time presentation of complete and authentic financial statements.

1.2.3. Managers of a corresponding subdivision is in charge for organization of accounting in their subdivisions transferred to a separate balance, observance of legislation for financial and economic operations, in-time presentation of complete and authentic financial statements.

1.3. Accounting of the Company is maintained by Accounting Department arranged as a self-dependent subdivision headed by Director of Accountin – Chief Accountant.

1.4. Amount is recognized as significant for reflection of values in balance sheets and income statement of the Company if the ratio of it to total of corresponding values for the reporting year is not less than 5 percent.

1.5. Automated form of accounting is used in the Company.

1.6. Taking in account complex company's structure of organization and production, NLMK shall introduce additional subaccounts on its own by Order of Director for Accounting with adherence to basic methodological principles of accounting maintenance established by Chart of accounts in case of financial and economic operations, correspondence upon which is not provided for by typical Chart of Accounts.

2. Provisions on accounting policy for accounting

2.1. Accounting of non-current assets

2.1.1. A part of real estate and property of value under RUR 10000 per a unit with useful life more than 12 months are accounted according to the order set forth in 2.5.9. of these Provisions, at that the data on balance of the stated real estate and property shall be shown in financial and statistics statements, Form No. 1 in line 120, Form No. 5 in line 370, Form No. 11 in line 01.

2.1.2. Special tools, advices and equipment shall be accounted in the order established for non-current assets accounting according to Provision on accounting "Non-current assets accounting" PBU 6/01.

2.1.3. Real estate and property taken into operation and actually used and being in process of state registration shall be included into non-current assets and depreciable groups starting from the moment of documented fact of documents filing for registration of the stated rights.

2.1.4. Historical cost of non-current assets is accounted in integral roubles. Differences resulted from rounding of actual costs on acquisition, installation or manufacture of non-current assets to integral roubles shall be accounted as operating income (expenses).

2.1.5. Travelling expenses over norms related to acquisition and manufacture of non-current assets are reflected in extra-sales expenses.

2.1.6. Historical cost of non-current assets, received upon contracts and agreements stipulating fulfilment of obligations (payment) by non-monetary means, is recognized as the price of valuables handed over or subject to be handed over established on the basis of the price which is taken by NLMK as the basic one for determination of a price for similar valuables in comparable circumstances.

Should it be impossible to define value of valuables handed over or subject to be handed over by the company, value of above mentioned non-current assets is defined on the assumptions of value of acquisition of similar non-current assets in comparable circumstances.

2.1.7. Value of non-current assets received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income during useful life at the rate of charged depreciation.

2.1.8. Non-current assets are amortized and depreciated by charging of depreciation by linear method on the assumptions of their book value and norms of depreciation, calculated on the basis of their useful life. Useful life for non-current assets is defined by Committees assigned by Orders of Managers of shops and subdivision according to Classification No. 1 approved by Provisions of the RF Government dd. 01.01.2002.

2.1.9. For non-current assets acquired in 2001 relevant to group of fixed assets "Agricultural tractors "and "Agricultural Machinery and equipment" depreciation is charged by writing-off of value upon sum of years of useful life.

2.1.10. Charging of depreciation and amortization is suspended in case of preservation of non-current assets for over three months upon the decision taken by director General of the Company as well as during the period of recovery the duration of which exceeds 12 months.

2.1.11. To take into account operation on sales and other retirement of non-current assets a separate subaccount "Retirement of non-current assets" to account 01 "Fixed assets" is opened. Value of retired assets is reflected in debit of this subaccount, while amount of accumulated depreciation is shown in credit. The residual value of the object, revealed in this subaccount, shall be written-off to account 91 "Other income and expenses ".

2.1.12. Income and expenses related to retirement of non-current assets shall be reflected in accounting for the reporting period to which they relate and are accounted in income statement as operating income and expenses.

2.2. Accounting of intangible assets

2.2.1. Within intangible assets exclusive rights for results of intellectual activity being in compliance with Provisions on accounting "Accounting of intangible assets" PBU 14/2000 are accounted.

2.2.2. Amortization and depreciation of intangible assets are charged by linear method of depreciation pro rata (on monthly basis) by carrying of historical cost to costs of production upon norms defined by NLMK itself on the assumption of their useful life.

2.2.3. Useful life of intangible fixed assets is calculated either on the assumption of term of patent, certificate or other limitation of intellectual property use according to the Russian Law or on the assumption of expected life of this object during which NLMK could gain profit (income), or on the assumption of products quantity or any other natural exponent of volume of work resulted from this object use.

2.2.4. Norms of depreciation charges for intangibles fixed assets upon which it is impossible to define useful life are established in anticipation of twenty years (but not more than the period of company's activity).

2.2.5. Amortization and depreciation of intangible assets are reflected in accounting by accumulation of corresponding sums on account 05 "Amortization and depreciation of intangible assets" in that reporting Period, during which they took place.

2.2.6. In case of payment of acquired intangible assets by non-monetary means their value is taken for accounting on the assumption of price of products (works, services), handed over or subject to handing over by the company.

In case of necessity to define the value of valuables handed over or subject to handing over by the company, the value of the abovementioned intangible assets shall be calculated on the assumption of the value upon which similar intangible assets are acquired in comparable circumstances.

2.3. Accounting of financial investments

2.3.1. Accounting of financial investments is to be performed according to Provisions on accounting "Financial investments accounting" PBU 19/02.

2.3.2. A unit of financial investments accounting is:

a share – in shares accounting;

a bond – in bond accounting;

a share – in shares to stockholders' equity;

series, number – in certificates of deposits accounting;

an agreement – in accounting of loans, deposits, cession contracts and society in participation.

2.3.3. Debenture securities, upon which the current market value is not defined, are not revaluated within the period of circulation in case of difference between the sum of actual expenses and par value.

2.3.4. Financial investments, upon which the current market value is defined in the set order, shall be reflected at the reporting year end upon their current market value. In case of listing availability at several stocks, quotation of Stock Exchange RTS is to be considered as priority.

2.3.5. Estimation of debenture securities and loans granted assessment upon their discounted value shall not be performed.

2.3.6. Formation of provisions for devaluation of financial investments upon which no market value is defined shall be performed as of December 31 of the reporting year involving signs of devaluation.

2.3.7. Securities (shares, bonds), upon which no current market value is defined, shall be evaluated during retirement upon average historical costs.

2.3.8. Securities (with exception of shares, bonds), investments to stockholders' capitals of others organizations, deposits under agreement of society in participation,

loans granted to other organizations, deposits in credit institutions, accounts receivable formed on the basis of assignments, shall be evaluated upon acquisitions costs of each unit of accounting upon its retirement".

2.3.9. In case of assets transfer to charter capital of the Company by non-monetary funds, difference between money evaluation of assets being transferred defined by an independent appraiser or agreed by the parties and their residual value shall be reflected within other operating income (expenses).

2.3.10. In analytical accounting of state securities and securities of other organizations the following information shall be generated: Issuer's name, security name, number, series, par value, acquisition price, expenses related to securities acquisition, total number, acquisition date, selling date or any other retirement date, storage place.

2.3.11. Expenses related to acquisition of securities being less than five per cent of amount to be paid according to agreement to the Seller shall be recognized as other operating expenses.

2.3.12. Actual expenses on acquisition of financial investments shall be defined (increased or decreased) taking into account sum differences appeared before putting assets as financial investments on accounting.

2.3.13. Financial investments with maturity over a year and not being long-term investments at time of acquisition shall be accounted as short-term ones.

2.3.14. Interest income upon securities (bonds, deposit certificates, bills) is recognized at time of interest payment.

2.4. Accounting of investments into non-current assets

2.4.1. Accounting of non-current assets shall be performed according to Provisions on accounting"Accounting of agreements (contracts) on capital construction" PBU 2/94 and "Provisions on accounting of long-term investments" approved by RF Ministry of Finance No. 160 dd. 30.12.1993 as well as by Provisions on accounting "R&D expenses accounting" PBU 17/02.

2.4.2. Settlements between NLMK (Builder) and Contractor are performed on monthly basis according to agreement on construction and Certificate on value of works done (Form No. KC-3) prepared on the basis of Report on works done (Form KC-2) after step-by-step acceptance by the Builder of works done. Information on value of works done contained in Forms KC-2 and KC-3 is considered as basis for reflection of expenses related to construction of non-current assets on account 08 "investments into non-current assets".

2.4.3. Expenses related to R&D the results of which will be used in production process or for management needs of the Company shall be accounted on account 08 "Investments into non-current assets" and shall be written-off in amount of actual expenses to account 04 "Intangible assets" in the month in which the R&D works implementation report is approved.

2.4.4. The Company's expenses on R&D the results of which are used in production process or for management needs shall be accounted in account 04 "Intangible assets" separately and shall be written-off to expenses on common activity by linear method within three years starting from the first day of a month following the month in which the R&D results start to be used.

2.5. Accounting of inventories

2.5.1. Accounting of inventories acquired subject to payment is peformed upon

supplier's invoice price with adding of a part of actual costs related to inventory purchasing generated during the period of formation of their value till the moment of posting to a specific nomenclature number.

A unit of inventory accounting shall be a nomenclature number.

2.5.2. A part of actual expenses on acquisition of materials generated after formation of materials on the specific nomenclature number as well as sum differences shall be reflected (accounted) on account 16 "Deviations in inventory value".

2.5.3. Deviations accounted on account 16 "Deviations in inventory value" the specific weight of which does not exceed five perent to invoice value shall be written-off in full on monthly basis to debet of accounts on which materials consumption is reflected pro rata value of purchased materials spent.

2.5.4. Value of inventories received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income at the rate of costs attributed to production

2.5.5. Actual value of inventories acquired under agreements which provide for payment by non-monetary means is calculated on the assumption of goods (valuables) value handed over or subject to be handed over by the company.The value of goods (valuables) handed over or subject to be handed over is defined on the assumption of the value upon which the company usually defined value of similar goods (valuables) in comparable circumstances.

2.5.6. Inventories arrived with no commercial invoices received yet from suppliers shall be debited from non-invoiced deliveries upon prices taken from contracts.

2.5.7. Inventories belonged to the company but being en route or handed over to a buyer in pledge shall be accounted upon evaluation, provided for in contract, with further adjustments of actual value.

2.5.8. While putting inventories into production or taking any other retirement, their evaluation shall be done upon an average price, which includes amount and value of inventories as of the reporting month beginning and all takings for the reporting month.

2.5.9. Property with value of not more than RUR 10000 for a unit with useful life of over 12 months as well as acquired books, brochures and other publications is accounted on account 10 "Materials" and written-off to costs of production as they are put into operations.

Analytical accounting of their movements is performed on off-balance account. To reflect real estate and property that transferred from category of low value assets uniformed forms No. МБ-2, МБ-4, МБ-7, МБ-8 are applied.

2.5.10. Evaluation of in-house waste products and co-products is performed upon prices approved by Division of Economics and Finance.

2.5.11. Evaluation of coke breeze and coke nuts produced while screening of metallurgical grade coke in blast furnaces shall be done upon their actual production costs of the previous month.

2.5.12. Parts, nodes and other materials collected during disassembling (demounting) of repaired non-current assets, and suitable for further use as well as other materials are debited upon current market value in correspondence with account 91 "Other income".

2.5.13. Expenses on repair of parts, nodes, spares and other materials being in use shall be included into their value.

2.5.14. Travelling expenses over norms related to acquisition of materials are reflected in extra-sales expenses.

2.5.15. Value of containers received from suppliers and included into price of valuables shall be debited in correspondence with account 91 "Other income" upon price of possible use or sales in case of containers use or sales.

2.6. Accounting of goods

2.6.1. Goods for retail trade shall be evaluated upon selling (retailing) prices on account 42 "Mark up".

2.6.2. Accounting of expenses on provisions and transportation of goods from company's retailing warehouses to retail traders is performed within distribution costs on account 44 "Trade expenses".

Expenses on transportation shall be distributed between goods sold and goods balance as of the month end and shall be debited on account 90 "Sales".

2.6.3. A part of expenses for sale in OPC related to free of charge serving of milk and prophylactic nutrition to employees employed in positions with hazardous working conditions shall be included into production costs.

Sum of expenses shall be defined upon ratio which is calculated as quotient of dividing of total distribution costs by sum of retail and wholesale trade turnover (free of VAT and trade mark up) to be multiplied by value of milk and prophylactic nutrition served.

2.7. Accounting of costs of production and sales of products, works, services

2.7.1. Account 20 "Core production" is applied to account costs on production, where expenses of core and non-core production are accounted.

For calculation of costs of products (works, services) methods of calculation by production stand and by orders are applied.

2.7.2. The following expense items are established for accounting:

- *raw materials and main materials;*
- *purchased items, semi-finished products;*
- *wastes (including carbon monoxide);*
- *rejected products;*
- *additional products;*
- *auxiliary materials;*
- *auxilliary materials for technology;*
- *process fuel;*
- *energy cost for technology;*
- *remuneration of labour;*
- *repair of fixed assets;*
- *maintenance of fixed assets;*
- *amortization and depreciation of fixed assets;*
- *expenses of intracompany transportation of cargos;*
- *other expenses in a shop;*
- *expenses on preparation and mastering of processes;*
- *losses due to rejected products;*
- *co-products;*
- *construction in progress.*

2.7.3. General expenses shall be recognized in full in costs of sales for the reporting period as expenses on common activity.

2.7.4. Deferred expenses irrespective of their type are subject to attribution to corresponding accounts on monthly basis by equal portions in amounts based on contracts or the Company's calculations within the time to which they refer.

2.7.5. Expenses on voluntary property and personal insurance shall be included into cost of goods sold in that reporting period in which payment was effected according to the contract. If insurance fee was paid as nonrecurring amount according to the insurance contract, expenses are recognized equally within the insurance contract validity time when they are concluded for over one reporting

period.

2.7.6. Expenses related to transportation of material resources (inclusive of handling) in the territory of the Company by vehicles and personnel of the Company are subject to inclusion into production stage expenses of corresponding subdivision.

2.7.7. Actual expenses related to all repais of production fixed assets (current, midterm, overhauls) are directly included into costs of products (works, services) upon their completion.

2.7.8. While calculating losses due to rejected products in case of negative yield in rolling, BOF shops, actual costs of products for the previous month are applied.

2.7.9. Losses due to rejected products revealed in rolling shops due to faults of BOF shops shall be attributed to BOF shops. Should rejected products be revealed on the first production stage, losses on rejection are calculated on the assumption of actual expenses on production stage for the previous month. Should rejected products be revealed at later production stages, losses on rejection are calculated upon actual production costs of the previous month less value of rejected products upon established prices. Calculation of losses due to rejected products shall be performed for each product mix of rejected products. For calculation of losses from rejected products in rolling shops packing value should be excluded.

2.7.10. Indirect expenses of main production shops are distributed according to specific character defined in industry-wise methodical recommendations on planning, accounting and claculation of production costs at steel-making companies.

2.7.11. Item "Labor remuneration in a shop" reflects labor remuneration of production personnel as well as expenses on labor remuneration of employees of servicing shops (shop repair personnel, etc.) and managers of a shop.

2.7.12. Expenses of labor remuneration of employees which couldn't be attributed to direct purpose should be distributed pro rata direct expenses on labor remuneration.

2.7.13. Amortization and depreciation of fixed assets of general applicationin rolling shops shall be distributed pro rata replacement value of main facilities at reporting period (year) beginning.

2.7.14. Items "Maintenance of non-current assets", "Other expenses in a shop", "Repair of non-current assets" for rolling shops, which cannot be attributed upon their direct assignment, shall be distributed pro rata wages and salaries attributed to a specific production facility.

2.7.15. Consumption of materials for manufacture of specific products in Cold Rolling Shop 5 shall be included into a separate item "Auxilliary materials".

2.7.16. Packing expenses in rolling shopd shall be included into a separate line in item "Auxilliary materials".

As regards to product types packing expenses shall be distributed pro rata a quantity of packed material.

2.7.17. Consumption of conservative oil in Cold Rolling Shop 4 shall be included into a separate item "Auxilliary materials for technology" and shall be attributed to a specific type of rolled products without coating pro rata volumes of yield steel.

2.7.18. Consumption of lubricants for production of pickled steel in Hot Rolling Shop shall be distributed pro rata yield volume at corresponding center of calculation.

2.7.19. Iron vitriol and iron oxide formed during pickling in rolling shops shall be debited out of expenses decrease under item "Auxilliary materials".

2.7.20. General shop expenses shall be distributed pro rata salaries attributed to direct assignment besides coke division, shop of autospares, pipes and steel items, shop of repair preparation, shop of protective coatings, power division, shop of metallurgical slag processing which expenses shall be distributed pro rata salaries and amortization.

2.7.21. Expenses on production stage shall be distributed between types of products

pro rata output transferred to weight or any other units taking into account labor intensiveness ratio.

2.7.22. Construction in progress as of the end of reporting period on each production stage shall be evaluated by average value, summed up from construction in progress value as of the reporting period beginning and production costs for the reporting period

2.7.23. Construction in progress in case of order-wise method of calculation shall be evaluated upon actually incurred expenses.

2.7.24. Cost of structural products is formed on the assumption of actual expenses, inclusive of expenses related to registration of proprietary rights on real estate.

Expenses related to apartment sales shall be attributed to account 44 "Expenses on sales ".

2.7.25. In construction expenses related to content of object being constructed shall be distributed upon construction sites pro rata estimates of works done at those sites.

2.7.26. Travelling expenses over norms related to production and sales of products, fulfillment of works and rendering of services shall be reflected within extra-sales expenses.

2.7.27. Expenses related to sales are recognized in full in costs of goods sold within the reporting period as expenses on common activity. Analytical accounting of trading expenses shall be maintained separately of products shipped to the domestic market, foreign countries, CIS countries.

2.8. Accounting of finished products (works, services)

2.8.1. Finished products are accounted upon actual production costs of each type of products. Finished export products are reflected separately in accounting.

2.8.2. Finished products shipped to customers and subdivisions of the company are accounted upon actual production costs which are defined for each type of products by multiplying quantity of products shipped by average costs of one ton (piece, etc.). Average costs are computed while dividing costs for specific type of product by quantity resuolted correspondingly from production costs and residual quantity at the month beginning and output of products in the reporting month.

2.8.3. Production costs of products (works, services) the title for which transferred to buyers and the title for which did not transferred to buyers as of the end of reporting period shall be defined dy direct calculation on the assumption of types of product and their actual costs separately for products shipped to the domestic market and export.

2.9. Accounting of sales proceeds

2.9.1. Sales proceeds shall be defined upon date of title transfer for the products, results of works done, services rendered (on onerous basis) on the basis of submitted shipping documents to buyers (customers).

2.9.2. Income from giving assets, rights from patents for innovations, industrial models and other types of intellectual peoperty into temporary use, from stake in charter capitals of other organizations, interest received for granting loans and other income on securities not related to activity of the organization are related to operating income.

2.9.3. Translation of income expressed in foreign currency forming financial results from acitivity beyond the territory of the Russian Federation into roubles shall be done upon exchange rate of the RF Central Bank quoted on the corresponding date of operation in foreign currency.

2.10. Loans and Credit Facilities accounting

2.10.1. Amount of debt under loans or credit facilities received shall be accounted according to the terms and conditions of contract of debt or of credit in sum of actually received cash or in value terms of other funds provided for by agreement.

2.10.2. Transfer of long-term arreas of loans and credit facilities received into short-term is done in the moment when 365 days or less are left before repayment of loans and credit facilities principal under contract of debt or of credit.

2.10.3. Expenses on loans and credit facilities received shall be recognized as income of the period in which they took place amounting to payments due under concluded contracts.

2.10.4. Additional expenses related to making loans and credit facilities, issuing and placement of borrowings include expenses referred to:

- rendering of legal and consulting services to borrower;
- copying;
- payment of taxes and duties (in cases provided for the acting legislation);
- performance of technical appraisals;
- use of communications;
- other costs directly related to loans and credit facilities, placement of borrowings.

Extra expenses related to loans and credit facilities receipt, placement of borrowings, shall be included in reporting period in which they incurred.

2.10.5. Discount on drawn bills and placed bonds is reflected within operating expenses without preliminary accounting on account "Deferred expenses ".

2.10.6. Interest on loans granted is charged according to the procedure established in contract of debt.

2.11. Provisions for doubtful debt

2.11.1. Provisions on doubtful debts upon settlements with other organizations are charged every year on the basis of results of account receivable inventory with attribution of provisions onto operating expenses. Amount of provision shall be calculated separately upon each doubtful debt depending on financial position of debtor and evaluation of probability of debt repayment fully or partially.

2.11.2. During repayment of doubtfull debt by debtor the provision formed shall be attributed to operating income.

2.11.3. Non-used amount of the provision shall be reconsidered annually and in case of necessity be carried forward.

RECEIVED
2006 AUG 22 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT

Open Joint-stock Company "Novolipetsk Steel"

The Issuer's code: 00102-A

for IV quarter of 2005

Domicile: Russian Federation

Postal address: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation

Director General ____________________ **Vladimir P. Nastich**
(signature)

Date "13" February 2006

Director for Accounting - Chief Accountant ____________________ Alexander A. Sokolov
(signature)

Date "13" February 2006

Contact person: *Valery A. Loskutov*
Director for Properties and Securities Management
Phone: *(4742)-440-405*
Fax: *(4742)-442-255*
E-mail: *loskutov_va@nlmk.ru*
Web-site where this Quarterly Report is published: *www.nlmk.ru/rus/index/quarterindex.php3*

CONTENTS

Introduction

a) Full name of the Issuer:

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-stock Company "Novolipetsk Steel"

Abbreviation of the name:

ОАО "НЛМК"
NLMK

OJSC "Novolipetsk Steel" hereinafter referred to as "the Issuer" or "the Company".

б) Domicile:

Russian Federation

в) Contact information:

Tel: ***(4742)-445-010***
E-mail: ***info@nlmk.ru***

г) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

д) Information on the Issuer's securities distributed:

Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***undocumentary***
Number of securities distributed: ***5 993 227 240***
Par value (ruble): ***1***

e) Other information:

There is no other information.

The present quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and doings occurrence. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future can differ from forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in the present Quarterly Report.

Financial information included in the present quarterly report is based on the Issuer's accounting statements compiled in accordance with the Russian accounting principles, and therefore, some discrepancy with the statements compiled as per international standards is possible.

In compiling the present quarterly report the Issuer followed solely the accounting principles and regulations applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:
а) The General Shareholders' Meeting;
б) The Board of Directors;
в) Collective executive body – the Management;
е) Single executive body – General Director.

Members of the Issuer's Board of Directors are:

Oleg V. Bagrin
Year of birth: *1974*

Nikolay A. Gagarin
Year of birth: *1950*

Dmitry A. Gindin
Year of birth: *1946*

Oleg V. Kiselev
Year of birth: *1953*

Vladimir S. Lisin
Year of birth: *1956*

Nikolay P. Lyakishev
Year of birth: *1929*

Randolf Reynolds
Year of birth: *1941*

Vladimir N. Skorokhodov
Year of birth: *1951*

Igor P. Fyodorov
Year of birth: *1966*

Members of Management are:

Galina A. Aglyamova
Year of birth: *1961*

Igor N. Anisimov
Year of birth: *1965*

Vyacheslav I. Vorotnikov
Year of birth: ***1954***

Pavel P. Gorodilov
Year of birth: ***1957***

Anatoly N. Koryshev
Year of birth: ***1944***

Alexander I. Kravchenko
Year of birth: ***1955***

Sergey P. Melnik
Year of birth: ***1961***

Vladimir P. Nastich
Year of birth: ***1953***

Sergey V. Perekatov
Year of birth: ***1959***

Sergey A. Rakitin
Year of birth: ***1954***

Vladislav A. Smirnov
Year of birth: ***1949***

Alexander A. Sokolov
Year of birth: ***1961***

Vladimir A. Tretyakov
Year of birth: ***1960***

Viktor V. Hripunkov
Year of birth: ***1960***

Stanislav E. Tsyrlin
Year of birth: ***1968***

The Issuer's Director General is:
Vladimir P. Nastich
Year of birth: ***1953***

1.2. Information on the Issuer's bank accounts.

Information on NLMK's main bank accounts as of 31.12.2005.

No.	Full (abbreviated) name, location, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702978300005037751	settlement account USD running account EUR running account
2	OOO «Deutsche Bank»; 4, ul. Schepkina 129090 Moscow; INN 7702216772; BIC 44525101; Correspondent account 30101810100000000101	40702810400000000132 40702840200000000234 40702978800000000014	settlement account USD running account EUR running account
3	Closed joint-stock company «International Moscow Bank »; ZAO International Moscow Bank; 9, Prechistinskaya nab. 119034 Moscow; INN 7710030411; BIC 44525545; Correspondent account 30101810300000000545	40702810500010236805 40702840100010236806 40702978500010236802	settlement account USD running account EUR running account
4	Bank of foreign trade (open joint-stock company), Additional office No. 6; OAO Vneshtorgbank, Additional office No. 6, 43, ul. Vorontsovskaya, Moscow, 109044; INN 7702070139; BIC 44525187; Correspondent account 30101810700000000187	40702840100150000039 40702978700150000039 40702810000150000156	USD running account EUR running account settlement account
5	Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company); JSB "Gazprombank" (closed joint-stock company); bldg. 1, 16, ul. Nametkina, Moscow, 117420; INN 7744001497; BIC 44525823; Correspondent account: 30101810200000000823	40702810400000002531	settlement account
6	Joint-stock commercial bank «ROSBANK» (open joint-stock company); OJSC JSB «ROSBANK»; 11, ul M. Poryvaeva 107078 Moscow; INN 7730060164; BIC 44525256; Correspondent account 30101810000000000256	40702810500000114727 40702840900000014727 40702978500000014727	settlement account USD running account EUR running account
7	Open joint-stock company Bank of social development and construction «Lipetskcombank»; OJSC «Lipetskcombank»; 8, ul. Internatsionalnaya 398600 Lipetsk; INN 4825005381; BIC 44206704; Correspondent account 30101810700000000704	40702810500000000772 40702810900000000770 40702810300000000309 40702810800000000317 40702840500000000056 40702978100000000056	settlement account settlement account settlement account settlement account USD running account EUR running account
8	Moscow branch of OAO «Lipetskcombank»; 2, 2nd Avtozavodskoy proezd 109004 Moscow; INN 4825005381; BIC 44579254; Correspondent account 30101810500000000254	40702810102000000015 40702840402000000015 40702978002000000015	settlement account USD running account EUR running account

9	***Bank ZENIT (open joint-stock company);*** ***Bank ZENIT;*** ***9, Banny pereulok 129110 Moscow;*** ***INN 7729405872;*** ***BIC 44525272;*** ***Correspondent account 30101810000000000272***	*40702810800000002393* *40702840100000002393* *40702978700000002393*	*settlement account* ***USD running account*** ***EUR running account***
10	*Closed joint-stock company "BNP PARIBA Bank";* *CJSC"BNP PARIBA Bank";* *bldg 2, 1, Bolshoy Gneznikovsky pereulok, Moscow 125009;* *INN 7744002405;* *BIC 44525185;* *Correspondent account 30101810100000000185*	*40702810500000303001* *40702840100000303002* *40702978300000303004*	*settlement* *USD running account* *EUR running account*

1.3. Information on auditor (auditors) of the Issuer.

An Auditor who renders services on independent auditing of accounting and financial statements prepared under the legal requirements of the Russian Federation as well as of consolidated financial statements prepared under US GAAP:

Full name: ***Closed joint-stock company «PricewaterhouseCoopersAudit»***
Abbreviated name: ***CJSC "PricewaterhauseCoopersAudit"***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(095)-967-60-00***
Fax: ***(095)-967-60-01***
E-mail: ***webmaster@pwc.com***

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***within 5 years***
Licenser: ***the Finance Ministry of the RF***

The auditor has audited the Financial Statements for the following financial years:

1. ***Auditing of the Issuer's consolidated financial statements prepared under US GAAP: 2003, 2004, 2005.***
2. ***Auditing of individual financial statements compiled under the requirements of the RF legislation: 2005.***

Factors that could affect Auditor's independence from the Issuer and information on any material interests, which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers):
There are no factors that could affect Auditor's independence from the Issuer or interests, which bind Auditor (Auditor's officers) with the Issuer (the Issuer's officers), in particular:

- ***Auditor (Auditor's officers) does not have any share in the Issuer's stockholder capital;***
- ***the Issuer did not grant any loans to Auditor (Auditor's officers);***
- ***there are no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***

- *there are no Issuer's officers being simultaneously Auditor's officers.*

Procedure of Auditor appointment:
An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Preparation of recommendations on the Company's Auditor for the Board of Directors is effected by the Commission on Auditing. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Commission on Auditing.

Information on projects executed by Auditor within special auditorial tasks:
Auditor did not execute any projects apart of his direct functions.

Procedure of Auditor fee definition:
The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for services rendered by Auditor:
There are no deferred and late payments for services rendered by Auditor.

1.4. Information on appraiser.

The Issuer did not enlist services of an Appraiser (Appraisers) regarding securities issue, information on which is presented in this Quarterly Report.

Information on appraiser being involved by NLMK for fixed assets revaluation as of 01.01.2000:
Full name: ***Closed joint-stock company «Center of professional appraisals»***
Abbreviated name: ***CJSC «Center of professional appraisals»***
Domicile ***49, Leningradsky prospekt 125468 Moscow Russia***
Tel: ***(095)-943-95-40***
Fax: ***(095)-943-93-28***
E-mail: ***no data***
Data on appraiser's license:
License No.: ***series ЦЛСС Registration No. 000004 code ОЦ***
Issue date: ***June 30, 1999.***
Validity: ***June 30, 2000.***
Licenser: ***Licensing Chamber with Moscow Government***
Information on services rendered by the appraiser: ***appraisal of fixed assets full replacement cost has been performed as of 01.01.2000***

1.5. Information on the Issuer's advisers.

Financial adviser who renders consulting services in securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***CJSC "Renaissance Capital"***
Domicile: ***4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia***
Tel: ***(095)-258-77-77***
Fax: ***(095)-258-77-78***
Web-site in Internet where the financial adviser discloses information on the Issuer: ***www.rencap.com***

Data on licenses of professional activity in securities market:

License of securities market participant for brokerage
License No.: *177-05370-100000*
Issue date: *July 12, 2001*
Validity: *unlimited*
Licenser: *Federal Committee on securities market*

License of securities market participant for dealer activity
License No.: *177-05386-010000*
Issue date: *July 12, 2001*
Validity: *unlimited*
Licenser: *Federal Committee on securities market*

Services rendered (having been rendered) by the Adviser:

- *assistance to the Issuer in preparation of Offering Prospectus;*
- *verification of authenticity and completeness of all information from Offering Prospectus, with exception of the audited one;*
- *attestation of Offering Prospectus as well as documentation that might deem necessary for the Issuer in order to arrange circulation of shares with traders;*
- *consultations on issues related to preparation of Offering Prospectus, any other documentation pertained to arrangement of shares circulation and the Issuer going through listing procedure;*

Services rendered by a consultant:

- *consultations on issues related to disclosure by the Issuer of information in securities market and monitoring over discharge by the Issuer of his liabilities pertaining to disclosure of information in securities market according to requirements of Federal authority on securities market.*

1.6. Information on other persons who signed this Quarterly Report.

There are no such persons.

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indices of the Issuer's activity.

This information is not submitted in this Quarterly Report.

2.2. The Issuer's market capitalization.

Total NLMK's shares outstanding – 5 993 227 240.

Starting from 23.11.2004 NLMK's common stock listed on включены в систему "Stock Market OJSC "Exchange Market RTS" (ticker symbol – NLMKG).

The value of NLMK's capitalization as of 30.12.2005 calculated on the basis of the Stock data as multiplication of common stock by average weighted price of one common share taken from 10 largest transactions held in December 2005 amounted to RR 254 524 449 823.

The value of NLMK's capitalization as of 30.12.2005 calculated on the basis of the Stock data as multiplication of common stock by market price of one common share defined according to the Market price calculation procedure of securities and investment shares of unit investment trusts admitted to circulation through trading organizers approved by Provision of the Russian Federal Committee on Securities 03-52/nc dd. 24.12.2003 amounted to RR 245 446 388 657.

Starting from 14 January 2005 common stock of Novolipetsk Steel (ticker symbol – NLMK) was included to Quote List "B" of Securities List ("Classic Share Market"), admitted to trading in Non-Profit Partnership "Stock Exchange "Russian Trading System".

Value of NLMK's capitalization as of 30.12.2005 calculated on the basis of the Partnership's information as multiplication of common stock by average weighted price of one common share taken from 10 largest transactions held in December 2005 amounted to USD 8 676 694 737.

The value of NLMK's capitalization as of 30.12.2005 calculated on the basis of the Partnership's data as multiplication of common stock by market price of one common share defined according to the Market price calculation procedure of securities and investment shares of unit investment trusts admitted to circulation through trading organizers approved by Provision of the Russian Federal Committee on Securities 03-52/nc dd. 24.12.2003 amounted to RR 256 375 577 920.

Between 5 November 2003 and 28 January 2005 "RTS Board" reflected information on indicative quotes of NLMK's common stock (ticker symbol – nlmk), but as these data are unofficial quotes of securities they cannot be used for calculation of the Company's market capitalization.

In December 2005 NLMK's common stock was admitted to trading in the London Exchange Stock as Global Depositary Shares (GDS).

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

This information is not presented for the disclosed period.

2.3.2. The Issuer's credit history.

Over the last 5 complete financial years and as of the reporting quarter end credit facilities agreements were not entered. Borrowings were not taken.

2.3.3. The Issuer's commitments on security to third parties.

There were no liabilities for security to third parties in the reporting quarter inclusive of guarantee or pawn.

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the date of reporting quarter end.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not attract funds by distribution of securities.

2.5. Risks related to acquisition of distributed (being distributed) issuing securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's main activity and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as a producer and seller of the diversified metal products mix. The following refers to industry risks:

Industry risks in raw materials markets:

- *Volatility of prices for purchased materials which could entail rise in prices of metal products;*
- *Risk of breach of obligations by suppliers as regards to composition and quality of raw materials purchased;*

Industry risks in sales markets:

- *Cyclic nature of demand for products of ferrous industry;*
- *Price risks characterized by high volatility of prices for products of ferrous industry in global and domestic markets;*
- *Intra-sector competition conditioned by high concentration of steel-making companies;*
- *Macroeconomic risks in foreign markets and CIS domestic market inclusive of economic growth rate, inflation expectations and price in utilities market;*
- *Introduction of higher tariffs, quotes and other trading restrains in main export markets;*
- *Intensification of competition on the part of producers in markets of developing countries inclusive of steel-making companies of PRC, Brazil, and India;*
- *Risks related to changes in industry structure due to tendential industry consolidation;*

In case of listed risks occurrence the Company will be forced to adjust its activity in line with changes taken place.

2.5.2. Country and regional risks

Industrial activity of the Issuer is pursued within the Russian Federation. Country risks for Novolipetsk Steel taking into account the current economic and political situation in Russia are insignificant.

Novolipetsk Steel and its subsidiaries have outlined clear system of interaction between all participants from mining, steel and transport segments. Main production facilities are located within 1500 km from key customers of NLMK's products in Russia, in close vicinity from key transport lines.

There are practically no risks related to possible military conflicts, introduction of the state of emergency, and strikes as the Issuer carries out its activity in economically and socially stable regions.

There are no geographical risks for Novolipetsk Steel.

2.5.3. Financial risks

<u>Currency risks</u>

Being an export-oriented company, NLMK confronts currency risks which can affect its financial performance.

Taking into account the situation at the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) dynamics of the main currencies. Actions are taken to diversify export proceeds currency structure.

<u>Interest escalation risk</u>

A share of borrowings in NLMK's structure at present is insignificant. So, risks related to interest escalation are insignificant. Should Novolipetsk Steel make a decision to attract borrowings for current activity and investment projects financing, its high solvency will allow decreasing borrowings value for the Company in the future.

<u>Risk of liquidity deterioration</u>

In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. The highest credit rating of Novolipetsk among Russian steel-making companies has positive influence on level of risks related to the Issuer's liquidity.

2.5.4. Legal risks

Risks related to currency control and tax legislation alteration and changes in customs control and duty rules which could significantly impact the Issuer's activity,

Within the reported period there were no changes in legislation, judiciary laws, which regulate legal relationships in area of licensing, in particular, licensing of core activity of the Issuer or licensing of usufruct of objects with limited circulation and which could significantly impact the Issuer's activity.

There are no actions, which could negatively impact the Company's activity in the area of licensing.

There are no risks related to prolongation of Issuer's licenses validity on specific activity or on usufruct of objects with limited circulation.

2.5.5. Risks related to the Issuer's activity

The main part of the Issuer's licenses on activities important for the Issuer is valid till 2006 and further on. Risk related to failure to prolong these licenses is extremely low.

Subsidiaries and affiliated companies of NLMK are liable for their financial performance and risk management.

III. Detail information on the Issuer.

3.1. History of the Issuer's Company.

3.1.1. Information on the Issuer's name.

Full name of the Issuer.
Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-stock Company "Novolipetsk Steel"

Abbreviated name.
ОАО "НЛМК"
NLMK

The Company has the right for trade mark "STINOL" registered as stated by the Russian Law (information on trade mark registration is given in clause 4.4. of the present report).

Information on changes in the Issuer's name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order
NLMK
Introduced on: *14.03.1984*
Basis for changes: *Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR «On perpetuation the memory of Yury V. Andropov».*

2. Novolipetsk Iron & Steel Corporation
NLMK
Introduced on: *28.01.1993*
Basis for changes: *Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 «On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation».*

3. Current name was introduced on 12.08.1998
Basis for changes: *Decision made at Annual Shareholders' Meeting dd. August 1, 1998 (Minutes No. 9) on approval of the Company's Statute in a new edition.*

3.1.2. Information on state registration of the Issuer.

Number of state registration: ***5-Г***
Date of state registration: ***28.01.1993***
Registrar: ***Administration of Levoberezhny district of the city of Lipetsk***

State registration number of a legal person: ***1024800823123***
Date of registration: ***09.07.2002***
Registrar: ***Inspection of MNS of Russia in Central district of the city of Lipetsk***

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 «On measures aimed at conversion of state enterprises, voluntary associations of state enterprises into joint stock companies» state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by decision of Lipetsk region state property management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of Lipetsk No. 50 dd. 28.01.1993.

The Company was registered for uncertain period of time.

The purpose of enterprise privatization is to increase efficiency of national economics by transfer from planned economy to market economy. In transition to a market economy the following decisions have been made by the Company:

- ***on optimization of organizational structure and management system of production and auxiliary divisions;***
- ***on improvement of system of raw material, fuel procurement, product sales and marketing services;***
- ***on development and approval of Technical Reconstruction and Development Program.***

Today NLMK is a large advanced company with highly developed and coordinated production, the products of which are exported to dozens countries of the world.

Plans of NLMK cover steady increase of high-end production, solution of various environmental problems at all production stages, production of high value added products which meet constantly raising demands from customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***

Domicile of the Issuer's executive body:
2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:
Tel: ***(0742)-445-010***
Fax: ***(0742)-441-111***
E-mail: ***info@nlmk.ru***
Web-site with information on the Issuer and his securities issued and/or being issued: **www.nlmk.ru**

Domicile of key accounts division - *Division on property and securities management:* ***2, pl. Metallurgov, Lipetsk 398040 Russia***
Tel: ***(0742)-444-989***

Fax: *(0742)-442-255*
E-mail: *duniicb@nlmk.ru*
Web-site: ***none***

3.1.5. Taxpayer Identification Number

4823006703

3.1.6. The Issuer's branches and representative offices.

A list of NLMK's branches and representative offices was given in Quarterly Report for the 1st quarter 2005 according to the Company's Statute.

In the reporting quarter the following changes in NLMK's branches and representative offices took place:

- ***Igor N. Kostyukov was appointed Director of Fast East branch NLMK-DV since 05.11.2005 by Order of NLMK # 397 лс dd. 10.11.2005.***
- ***a power of attorney with validity till 31.12.2006 was issued for Igor N. Kostyukov.***

3.2. The Issuer's core activity.

3.2.1. The Issuer's industry.

Codes of the Issuer's activity within the industry according to All-Russian code of foreign – economic activity:

Code	***Description***
27.17	***Production of cold rolled steel flats without and with protective coatings***
23.10	***Coke production***
24.14.2	***Production of other organic chemical products which are not entered into any other group of products***
24.15	***Production of fertilizers and nitrogen compounds***
27.11	***Production of pig iron and blast furnace ferroalloys***
27.14	***Production of steel***
27.15	***Production of semi-finished (slabs) products for further rolling***
27.16.2	***Production of hot rolled steel flats***
27.22	***Production of steel pipes and fittings***
27.33	***Production of roll-formed steel sections***
28.63	***Production of locks and hinges***
28.71	***Production of metal drums and similar reservoirs***
29.51	***Manufacture of machinery and equipment for steel industry***
31.62.9	***Services rendered for erection, repair and maintenance of other electric equipment which is not entered into any other group of products***
34.30	***Production of parts and components of cars and motors to them***
36.22.1.	***Production of parts for technical application from precious metals***
37.10.1	***Waste and ferrous scrap processing***
40.10	***Production, supply and distribution of electrical power***
40.10.5	***Activity on assurance of electric mains serviceability***

40.20.2	*Distribution of gas fuel*
40.30	*Production, supply and distribution of steam and hot water (heat energy)*
45.21.1	*Civil works on buildings construction*
45.31	*Wiring operations*
51.70	*Other wholesale trade*
52.11	*Retail trade in non-specialized stores principally by foodstuffs, including beverage food and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
52.31	*Retail trade of pharmaceutical products*
55.12	*Activity of hotels having no restaurants*
55.51	*Activity of canteens located at the territory of plants and institutions*
60.10.2	*Activity of industrial railroad transport*
60.23	*Activity of other inland passenger transportation*
60.24	*Activity of motor transport*
63.11	*Transport processing of cargoes*
63.12	*Storage and warehousing*
63.21.1	*Other auxiliary activity of railway transport*
64.20.1	*Activity in the area of phone and document communications*
70.32.1	*Management of housing stock*
74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
74.60	*Investigations and accidents prevention*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*
85.11	*Activity of patient care institutions*
85.13	*Dental practice*
85.20	*Veterinary activity*
92.13	*Movies demonstration*

3.2.2. The Issuer's main activity.

This information is not submitted for this reporting period.

3.2.3. Main types of products (works, services).

This information is not submitted for this reporting period.

3.2.4. The Issuer's raw materials and suppliers.

This information is not submitted for this reporting period.

3.2.5. The Issuer's sales (works, services) markets.

Domestic market

Main domestic metal consumers in 2005 were:

- *car manufacturers;*
- *trading companies;*
- *civil engineering companies;*
- *steel sector.*

Upon results of 2005 supplies of NLMK to car manufacturers decreased by 7% as compared to 2004. It was caused mainly by shrinkage in demand of AvtoVAZ for cold-rolled stock by 8%. As compared to 2004 supplies of cast iron to car manufacturers in 2005 increased (by 16.4%), while supplies of hot-rolled flats went down (by 1.6%). From total metal supplies to car manufacturers shipments to AvtoVAZ accounted for 70% (75% in 2004).

There were no changes in the regional supply as compared to the previous year. The main consumer of hot-rolled stock was the Central region with consumption share of 34%. Hot-rolled stock was still supplied to the historical zones of NLMK's influence – Povolzhsky region (15.6% in total domestic supplies), North-Caucasus region (16.1%), and Central-Chernozemny region (9.1%).

The main consumers of hot-rolled stock are trade companies supplies to which decreased by 9.1% as compared to the last year; as a result their share in the shipment accounted for 56.7%. Shipment to tube producers increased almost 3.5 times, as a result their sales share increased from 5.6% to 18.1%.

In 2005 a share of shipments to pipe plant went up from 1.6% to 3.9% in total domestic supplies of cold-rolled flats. A share of car manufacturers remained almost the same and accounted for 27.6%. Shipments to civil-engineering companies decreased and share of cold-rolled flats consumption by this sector in 2005 went down and accounted for 11%. A share of agricultural companies increased and accounted to 2.9%. A share of shipments to trading companies went up as compared to 2004 and accounted for 27.4%. The main consumers of NLMK's cold-rolled stock remained the Central region, Povolzhsky region, and the Urals region. As a result of 2005 Povolzhsky region was the major consumer (its share in the total supplies accounted for 26.5%) and the Central region (26.4%). The Urals region still holds the third place with 16.6% share.

From January to December 2004 over half of the total cast iron volume was supplied to Volgo-Vyatsky region (51%) and the Central region (18,1%). In 2005 shipments to these regions were 13.5% and 43.9%, respectively. The share of Povolzhsky region in 2005 amounted to 28.5% of total supplies.

As a result of January - December 2005 there were no significant changes in the structure of industrial consumption of galvanized rolled-stock. Galvanized rolled stock was in the highest demand with commercial enterprises (44%) and steel structures producers (39%). The share of supply to the civil-engineering industry decreased from 8.6% in 2004 to 7.0% in 2005.

In the reporting period the structure of regional consumption of galvanized rolled stock remained almost unchanged. The share of supply to the Central region slightly decreased: from 65.4% to 62.3%. The share of supply to the Central-Chernozem region increased from 12.6% to 14.,9%, to the North-Caucasus region from 8.3% to 11.3%, to Povolzhsky region – from 3.8% to 4.3%.

Regarding the domestic geography of prepainted rolled stock sales NLMK's priority economic regions were Central (42.6%), North Caucasus (22.4%) and the Urals (12.8%). The bulk of the prepainted rolled stock to be supplied is still represented by galvanized substrate, the share of this kind of products in 2005 accounted for 91.9% of total sales of prepainted rolled stock. The most popular gauge of prepainted flats was 0.5 mm (70.9% of total sales).

In the reporting period the volume of orders for NLMK's GO flats from the main consuming regions increased, in particular:

- *Povolzhsky region: 2 fold increase in supplies;*
- *West-Siberian region: increase by 7.9%;*
- *Central-Chernozem region: increase by 24.8%;*
- *Central region: increase by 8.3%.*

GO flats shipments to the Urals region went down (-16.1%).

3407 and 3408 grades of GO flats prevailed in product mix sold in 2005 (31.6% and 26.6% respectively of total domestic supplies). A share of wide GO electrical steel stock accounted for 70.5%.

In 2005 Central region (45.5% of total shipments of NGO electrical steel flats during 12 months of 2005), East-Siberian (7.5%), Volgo-Vyatsky (7.8%), and the Urals region (11.9%) were the largest consumers of NGO steel flats.

Foreign market

In 2005 the main buyers of NLMK's products were the following:
– "Steelco Mediterranean Trading Ltd.",
– "Tuscany Intertrade (UK)",
– "Moorfield Commodities Company",
– "Stinol AG".

Due to unfavorable conditions of global steel market in major part of 2005 total shipments of NLMK upon results of the year shrank 13.6%.

Main export directions of NLMK's supplies were Asian countries, EC and non-EC countries. Their share in total supplies accounted for 29.9%, 25.2% and 17.9% respectively.

Major Asian markets for NLMK's sales in 2005 included:
– Taiwan: 9.5% of total NLMK's export,
– PRC: 8.7%,
– Thailand: 6.5%.

In the reporting period there was a significant increase in sales to India as compared to 2004 – 2.1 fold. A share of this market in the Company's total exports upon results of 2005 accounted for 3.0%.

Almost all supplies to Thailand and Taiwan were represented by slabs (99.7% and 96.4% respectively).

In 2005 the Company's trade with the EC countries was effected in accordance with autonomous quotas.

The largest volumes were sold by the Company within the reporting period to Denmark (8.6% of total exports, a share of shipments to EC – 33.9%) and Italy (5.3% and 21.2% respectively). Slabs for Dansteel represented 96.1% of shipments to Denmark.

Upon results of 2005 export of non-EC countries decreased 10.2% as compared to 2004 and accounted for 17.9% of all NLMK's exports. Export to Turkey which is the major consumer of this region accounts for 98.8% of the total exports.

Upon results of the reporting quarter the Company shipped to North America 43.0% of steel products less than the last year.

In 2005 the Company's hot-rolled stock trade with the USA was effected as per the quotas fixed in accordance with "Agreement on suspension of antidumping investigation regarding certain kinds of hot-rolled carbon steel flat products from the RF".

There were no restrictions on supply of semi-finished products to the USA.

In 2005 NLMK's supplies to the Middle East increased 7.7% as compared the last year. At the same time sales to Iran (the main sales market of that region) increased 52.8%.

Within the reporting period shipments of NLMK to CIS countries increased 4.6% as compared with 2004. Upon results of 2005 sales to this region accounted for 4.7% of total exports of the Company.

Sales of NLMK's products to Africa and Latin America are insignificant. In 2005 the share of sales in each of these directions accounted for less than 1.0% of NLMK's total exports.

3.2.6. Information on the Issuer's licenses.

Licenses:

Number: ***ЛПЦ №04995 ВЭ***
Issue date: ***22.04.1998***
Validity: ***till 1.03.2008***
Licenser: ***Territorial Administration of Geology and Subsoil use in the Lipetsk region***
Activity: ***Draft of fresh underground water for the production and drinking water supply of an enterprise.***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not performed)***

Number: *A 000590 Registration No. 4084*
Issue date: *12.04.1996*
Validity: *till 12.04.2006*
Licenser: *RF Ministry of Communications*
Activity: *Rendering of local telecommunications services.*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 07811 ВЭ*
Issue date: *1.06.2000*
Validity: *till 1.06.2010*
Licenser: *Lipetsk region natural resources committee*
Activity: *Draft of fresh underground water for the production and drinking water supply of an enterprise (Health center "Parus")*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 08883 ВЭ*
Issue date: *18.05.2001*
Validity: *till 1.01.2011*
Licenser: *Lipetsk region Natural Resources Committee.*
Activity: *Draft of fresh underground water for the production and drinking water supply of an enterprise (Health Center «Prometheus»)*
Possibility of license prolongation: *The license will be prolonged*

Number: *006101 ЦО-03-209-1152*
Issue date: *9.10.2001*
Validity: *till 1.11.2006*
Licenser: *Central interregional territorial district of State nuclear supervision of Russia.*
Activity: *Operation of radiation sources (products containing radioactive substances).*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 07349 ВЭ*
Issue date: *24.04.2000*
Validity: *till 1.12.2009*
Licenser: *Lipetsk region Natural Resources Committee*
Activity: *Draft of fresh underground waters for state farm "Novolipetsky" water supply.*
Possibility of license prolongation: *The license will not be prolonged (Activity is not performed)*

Number: *A 051789 34TO №004164*
Issue date: *8.02.2002*
Validity: *till 1.02.2007*
Licenser: *State engineering supervision of Russia, Verkhne-Donskoy county*
Activity: *Unloading, loading and transportation of hazardous cargoes by railway transport*
Possibility of license prolongation *The license will not be prolonged (received as a part of license Register No. 00-ЭВ-002192, 00-ЭХ-002233)*

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.*

Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard (functioning as a builder-customer)***
Possibility of license prolongation: ***The license will not be prolonged (activity is not subject to licensing)***

Number: ***Г 603433 Registration No. 119***
Issue date: ***7.03.2002***
Validity: ***till 7.03.2007***
Licenser: ***Licensing Department of the Lipetsk region Administration***
Activity: ***Veterinary preventive and diagnostic activity.***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not performed)***

Number: ***ГС-1-48-02-22-0-4823006703-000182-1***
Issue date: ***8.05.2002***
Validity: ***till 8.05.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***ГС-1-48-02-21-0-4823006703-000308-4***
Issue date: ***29.08.2002***
Validity: ***till 29.08.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Designing of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***ГС-1-48-02-27-0-4823006703-000390-1***
Issue date: ***19.12.2002***
Validity: ***till 8.05.2007***
Licenser: ***Lipetsk branch of the Federal Licensing Center of the Gosstroy of Russia.***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Д 314039 Registration No. 1***
Issue date: ***7.10.2002***
Validity: ***till 7.10.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Pharmaceutical activity at NLMK's medical unit.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No. 14***
Issue date: ***19.12.2002***
Validity: ***till 19.12.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Activity related to the circulation of drugs and psychotropic substances included in List II in***

accordance with the Federal Act "On drugs and psychotropic substances".
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No. 20***
Issue date: ***30.12.2002***
Validity: ***till 30.12.2007***
Licenser: ***Medical Activity Licensing Commission of the Health Department of the Lipetsk region Administration.***
Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of territorially distant plants (Appendices No. 2-34).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051382 Registration No. 392***
Issue date: ***18.06.2003***
Validity: ***till 18.06.2006***
Licenser: ***Education and science department of the Lipetsk region Administration***
Activity: ***Educational activity according to curriculum specified in appendices to the license.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***004918 НВГ №00526-К***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision***
Activity: ***Cartographical activity***
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: ***004917 НВГ №00525-Г***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic supervision***
Activity: ***Geodesic activity***
Possibility of license prolongation: ***The license will be prolonged in case Technical regulations will not take effect***

Number: ***Д 293036 Registration No. 37***
Issue date: ***23.05.2003***
Validity: ***till 23.05.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity in the Health Center "Prometheus". Address: Lipetsk, camp "Prometheus".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ Registration No.54085 ВЭ***
Issue date: ***20.05.2003***
Validity: ***till 1.03.2012***
Licenser: ***Natural Resources Committee of the Lipetsk Region***
Activity: ***Draft of fresh underground water for industrial purposes and drinking water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)***
Possibility of license prolongation: ***The license will be prolonged***

Number: *007085 ЛПЦ 00122 БРЭЗХ*
Issue date: *3.07.2003*
Validity: *till 3.07.2006*
Licenser: *The RF Ministry of natural resources. Donskoy water basin bureau*
Activity: *Draft, discharge of sewage, aqueduct, use of water area (river of Voronezh, Matyra water storage basin, Silikatny lakes)*
Possibility of license prolongation: *The license will be changed (except the use of waters of Matyra water storage basin)*

Number: *MK №002125 Registration No. 585*
Issue date: *11.06.2003*
Validity: *till 11.06.2008*
Licenser: *Ministry of culture. The state department on protection of cultural heritage in the Lipetsk region.*
Activity: *Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 318290 Registration No. 178*
Issue date: *9.07.2003*
Validity: *till 9.07.2008*
Licenser: *Department of Federal security in the Lipetsk region*
Activity: *Operations with use of information being an official secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 293062 Registration No. 75*
Issue date: *25.08.2003*
Validity: *till 25.08.2008*
Licenser: *Health Department of the Lipetsk region Administration*
Activity: *Medical activity under Appendix No. 1 (health center "Parus")*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 382503 Registration No. 50012615*
Issue date: *3.09.2003*
Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Electric network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *Д 382502 Registration No. 60012614*
Issue date: *3.09.2003*
Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Heat network operation (excluding the cases when the stated activity is performed to satisfy own demands of a legal person or demands of an individual person)*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ГСЭН №002340 ГСЭН.1.34.012*
Issue date: *9.10.2003*
Validity: *till 9.10.2008*
Licenser: *RF Ministry of Healthcare*
Activity: *Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 411485 Registration No. 30014386*
Issue date: *10.10.2003*
Validity: *till 9.10.2008*
Licenser: *Ministry of energy of the Russian Federation*
Activity: *Storage of oil, gas and products of their processing*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *0008679 Registration No. 2/04818*
Issue date: *24.10.2003*
Validity: *till 24.10.2008*
Licenser: *Central administrative board of the State Fire Fighting service with Ministry of Emergency Situations of the Russian Federation*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged unless Technical regulations take effect*

Number: *012545 Registration No. 48M03/0042/Л*
Issue date: *05.12.2003*
Validity: *till 5.12.2008*
Licenser: *Central administrative board of natural resources and environmental protection with MPR of Russia in the Lipetsk region.*
Activity: *Handling of dangerous wastes*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 051220 Registration No. 523*
Issue date: *10.12.2003*
Validity: *till 10.12.2007*
Licenser: *Department of Education and Science in the Lipetsk region Administration*
Activity: *Educational activities in the area of secondary vocational training (dental prothetists training)*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235109 Registration No. 716*
Issue date: *17.12.2003*
Validity: *till 14.11.2006*
Licenser: *Department of consumer market in the Lipetsk region Administration*
Activity: *Retail sales of alcoholic spirits*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 413045 Registration No. 30017363*
Issue date: *23.12.2003*
Validity: *till 22.12.2008*

Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (Activity is not subject to licensing)***

Number: ***Б 013868 Registration No. 00-ЭВ-002192***
Issue date: ***29.01.2004***
Validity: ***till 29.01.2009***
Licenser: ***Federal mining supervision of Russia***
Activity: ***Explosive production units running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***Б 013818 Registration No. 00-ЭХ-002233***
Issue date: ***04.02.2004***
Validity: ***till 04.02.2009***
Licenser: ***Federal mining supervision of Russia***
Activity: ***Chemically dangerous production units running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***Д №00397 Registration No. 001119-P***
Issue date: ***27.02.2004***
Validity: ***till 27.02.2009***
Licenser: ***Gosstandart of Russia***
Activity: ***Repair of measuring devices***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: ***A 0653 ПРД No. 02313***
Issue date: ***01.03.2004***
Validity: ***till 01.03.2009***
Licenser: ***Ministry of communications***
Activity: ***Railway handling***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 339099 Registration No. 135***
Issue date: ***17.03.2004***
Validity: ***till 17.03.2009***
Licenser: ***Department of consumer market with Administration of the Lipetsk Region***
Activity: ***Activity related to psychotropic agents circulation from List III according to Federal Law «On drugs и psychotropic agents» under extraction from the Register to the license***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***0012022 Registration No. 3/00212***
Issue date: ***30.03.2004***
Validity: ***till 30.03.2009***
Licenser: ***Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations***
Activity: ***Fire risk production sites running***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take***

effect

Number: *0012485 Registration No. 2/06892*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central administrative board of the State Fire-fighting service with RF Ministry of Emergency Situations*
Activity: ***Erection, repair and servicing of devices which provide fire safety of buildings***
Possibility of license prolongation: ***The license will be prolonged unless Technical regulations take effect***

Number: *Д 235444 Registration No. 28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audiovisual pieces in cinemas of Sukhoborje health center and Prometeus health center located at: village Sukhoborje, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian Federation*
Possibility of license prolongation: *The certificate will be prolonged*

Number: *Б 339904 Registration No. 1423M*
Issue date: *07.06.2004*
Validity: *till 09.07.2008*
Licenser: *Federal Security Department in the Lipetsk region*
Activity: *Measures and services on protection of state secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235702 Registration No. 44*
Issue date: *03.09.2004*
Validity: *till 03.09.2009*
Licenser: *Department of consumer market with Lipetsk region administration*
Activity: *Procurement, preparation and sale of ferrous scrap at address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 013562 Registration No. 34-XB-001027(Г)*
Issue date: *25.10.2004*
Validity: *till 25.10.2009*
Licenser: *Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)*
Activity: *Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)*
Possibility of license prolongation: *The license will be prolonged*

Number: *МГ№006673 МКГ-48-113421*

Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial freight by motor transport.*
Possibility of license prolongation: *The license will be prolonged*

Number: *МП №008115 МКП-48-113422*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial conveyance of passengers by motor transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012044 ЛСС-48-113416*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Commercial conveyance of passengers by motor cars*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ВА №012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight by motor transport of passengers by motor cars with the capacity of 3.5 tons*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ВА №012043 АСС-48-113415*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Conveyance of passengers by motor cars equipped for conveyance of more than 8 people*
Possibility of license prolongation: *The license will be prolonged*

Number: *А №025805 ПВ-13-000003(В)*
Issue date:*24.02.2005*
Validity: *till 23.02.2010*
Licenser: *Federal service on environmental, technological and atomic supervision (Rostechnadzor)*
Activity: *Operations with industrial explosives*
Possibility of license prolongation: *The license will be prolonged*

Number: *KEM Reg. No. 13269 ТЭ*
Issue date:*30.08.2005*
Validity: *till 20.08.2025*
Licenser: *Ministry of natural resources of Russia, Federal agency of subsoils usage*
Activity: *Right of subsoils usage (survey and extraction of coal at Zhernovsky-1 area of Zhernovsky coal field)*
Possibility of license prolongation: *The license will be prolonged*

Number: *77.99.15.002.Л.001157.09.05*
Issue date: *21.09.2005*
Validity: *till 21.09.2010*
Licenser: *Federal service on control of protection of consumers' rights and human welfare*
Activity: *Usage of ionizing radiation sources (generating) at the location of territorially isolated facilities*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПР Reg. No. 0014910*
Issue date: *09.08.2005*
Validity: *till 09.02.2006*
Licenser: *Ministry of Internal Affairs of the RF, Administration of Internal Affairs of Lipetsk region*
Activity: *Acquisition of weapons (cartridges) at the RF territory.*
Possibility of license prolongation: *The license will be prolonged*

Number: *РХИ Reg. No. 0048683*
Issue date: *23.08.2004*
Validity: *till 14.07.2008*
Licenser: *Ministry of Internal Affairs of the RF, Administration of Internal Affairs of Lipetsk region*
Activity: *Storage and usage of weapons and cartridges for them*
Possibility of license prolongation: *The license will be prolonged*

Number: *ТС 4801312 ДА 000802*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Maintenance and repair of technical means used in railway transport*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ПС 4801305 ДА 000801*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Maintenance and repair of railway transport rolling stock*
Possibility of license prolongation: *The license will not be prolonged (Activity is not subject to licensing)*

Number: *ПГ 4801314 ДА 000071*
Issue date: *08.02.2005*
Validity: *till 08.02.2010*
Licenser: *Federal service on control in the field of transport, the RF Ministry of Transport*
Activity: *Carriage of cargoes by railway transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *P/2005/0069/100/Л 1690034*
Issue date: *09.11.2005*
Validity: *till 09.11.2010*
Licenser: *Federal Service on hydrometeorology and ecological monitoring*
Activity: *Activity in the area of hydrometeorology and adjacent areas*

Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 00189 БРЭЗХ № 007163***
Issue date: ***30.11.2005***
Validity: ***till 01.12.2008***
Licenser: ***Don river basin administration with Federal Agency of Water Resources***
Activity: ***Water use (technical water supply, discharge of sewage, operations of эксплуатация GTS on the Voronezh river)***
Possibility of license prolongation: ***The license will be prolonged***

3.2.7. Joint activity of the Issuer.

At present there is no joint activity of NLMK with any other companies.

As of 31.12.2005 Agreement # 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) for joint activity was in force. Investments of NLMK accounted for RR 1,487,250.0. The purpose of investments is consortium establishment for construction and commissioning of a sector, which will specialize in production of high-quality centrifugal rolls on the basis of Lutugin association on rolls production.

There is no information on financial performance of joint activity for 2005 due to failure of a partner to a joint activity to present statements.

3.2.8. Additional requirements to Issuers being stock investment funds, insurance or credit company, real security agent.

The information is not presented as the Issuer is not a stock investment fund, insurance or credit companu, real security agent.

3.2.9. Additional requirements to Issuers specialized on mining operations.

The information on NLMK's subsidiaries and affiliated companies specialized on mining operations is provided.

I. Studenovskaya Open Joint-stock Mining Company (OJSC «Stagdok»)

a) Mineral reserves:

According to the license received Stagdok has the right for subsoil of Sitov area of Sokol-Sitov field of fluxed limestone located at the territory of the Lipetsk region (3 km to the north from the city of Lipetsk and 0.5 km to the west from village Voskresenovka of the Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ

Issue date: May 30, 2002.

Expiry date: 31.12.2028.

The basis for licensing:

- supplementary exploration and revaluation of reserves in the period of 1995-2000;

- change of field contour.

Subsoil area given for use has the status of mining lease. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200901 thousand tons as of 01.01.2000, inclusive of 34095 thousand tons of quality A, 166806 thousand tons of quality C1,

approved by (taking into account supplementary exploration and revaluation of the field) Territorial Commission on mineral reserves (Minutes No. 51 dd. June 29, 2000).

In Q IV of 2005 limestone extraction volume amounted to 1056 thousand tons.

As of 01.01.2006 the reserve residue of Sitov area of Sokol-Sitov field constitutes 176,779.8 thousand tons, inclusive of 9,973.8 thousand tons of quality A and 166,806 thousand tons of quality C1.

Within the given mining lease the company has the right for geological survey on translation of limestone reserves from low industrial qualities to high qualities.

The main liabilities of the Company:

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan;

- to agree the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for use of subsoil according to norms being in force:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

To effect double payments for mineral loss infringement. To effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "Geological Fund of the Central regions of Russia" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use Stagdok is liable to constantly monitor groundwater through the existing observation network.

The liabilities described in the license are being fulfilled by the company in the established order.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are:

- crushers and mills, excavators, BELAZ cars, drilling rigs, bulldozers, diesel locomotives.

в). Sales:

Limestone from Sitov area is suitable as a raw material for production of the products which are in conformity with the following requirements:

- TU 0750-005-00186855-97 " Limestone of industrial quality. Specifications ";

- TU 0750-004-00186855-95 "Limestone of industrial quality extracted by Studenovskaya joint-stock company. Specifications ".

Limestone crushed rock for construction purposes, limestone of industrial quality are not covered by "Product mix and services (works) to be mandatorily certified according to the Russian Law" approved by Decree No. 64 dd. 30.07.2002 of the RF State Standard.

II. Open Joint-stock Company «Dolomite» (OJSC «Dolomite»)

a) Mineral reserves:

Dolomite has the right to use subsoil for dolomite extraction at Dankov field within Bigildin and Prikarjerny areas under the license received.

Mineral resources are metallurgical dolomite, construction quality crushed rock and limestone (dolomite) flour.

As of 01.01.2005 the areas for which licenses were granted had 399,771 thousand tons of balance sheet reserves of dolomite, inclusive of 245,487 thousand ton in Bigildin area and 154,284 thousand tons in Prikarjerny area. Dankov field covers (all areas) 668,248 thousand tons of dolomite balance sheet reserves in total.

In 2005 extraction volume amounted to 3198 thousand tons.

Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Committee on Mineral Reserves (GKZ).

Dolomite has the license No. ЛПЦ 54112 ТЭ for subsoil use for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture raw materials for steel-making process and construction materials. Subsoil areas have the status of mining lease.

The license was granted on: October 1, 2003.

Expiry date: 01.01.2029.

The basis for licensing was redrawing up of the valid license due to change of legal person name - subsoil user.

Validity of the licenses can be prolonged upon initiative of subsoil user.

Allocated subsoil areas are located 3-7 km to the north-east from the city of Dankov and railway station with the same name – Dankov UVJD, 95 km to the north-west of the city of Lipetsk. The relief is relatively plain with ravine beam type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters from daylight.

Liabilities of the company:

1. To pay tax on dolomite extraction for construction materials manufacture in the amount of 5.5% of extracted mineral value;

2. To pay tax on dolomite extraction as metallurgical raw materials in the amount of 6,0% of mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To redraw up papers for mining leases in areas under mining in the State Engineering Supervision of the Russian Federation in Verkhne - Donskoy county before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare an annual plan of mining works development for forthcoming year and to agree it with State engineering supervision of the Russian Federation in Verkhne-Donskoy county before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

The stated liabilities: all liabilities stated above are fulfilled within established time. Liabilities under clause 5 (redrawing up of papers for mining lease) are being fulfilled about which a notification letter was sent to the corresponding controlling authorities.

b) Mineral processing:

Electric full-rotary shovels manufactured by UZTM of ЭКГ –5а and ЭКГ –4,6Б type with 5 m^3 and 4.6 m^3 bucket capacity respectively and max. digging height of 10.3 m which corresponds to height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by drilling rig of roller-bit drilling of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180 m^3/h and 550 m^3/h respectively. The material is additionally crushed in cone secondary crushers of КСД –1750ГР and КСД –2200ГР of 200 m^3/h and 500 m^3/h capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

в) Product sales:

Permissions for dolomite products sales and export quotas allocated by the Federal Law are not provided for.

III. Open Joint-stock Company «Kombinat KMAruda» (OJSC «Kombinat KMAruda»)

a) Mineral reserves:

1). Kombinat KMAruda is granted the right to use the subsoil for deep-mined extraction of Korobkov field of ferruginous quartzite (inclusive of Stretensky area).

Type of minerals - ferruginous quartzite.

Reserves of the field were approved by Minutes (on reserves approval):

No. 6640 dd. September 22, 1972 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 9770 dd. July 19, 1985 of the State Commission on mineral reserves with USSR Council of Ministers;

No. 12 dd. February 10, 2000 of the Territorial Commission on mineral reserves with Department of natural resources for Central Region of Mineral Ministry of the Russian Federation.

Extraction volume from the beginning of operations in the field as of 31.12.2005 was 157,389.7 thousand tons (152,668 thousand tons of air dried weight).

Rated annual capacity of the plant regarding processing of dry ore amounts to 3395 thousand tons.

Kombinat KMAruda was granted a license of ТЭ type series БЕЛ No. 08586 for the right to use subsoil for extraction of ferruginous quartzites at Korobkov field for further processing into iron-ore concentrate. The license was registered by Central region Department of natural resources of the RF Ministry of Natural Resources in the register No. 8586/БЕЛ 08586ТЭ.

Issue date of the license: 19.02.2001.

Expiry date of the license: 01.01.2026 г. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases stipulated in the Russian Law "On subsoil").

The license was granted on the basis of application and license documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 110/461 dd. 12.01.2001 of Belgorod Region Administration Government and Department of Mineral Resources in Central region of the RF Ministry of Mineral Resources.

The Korobkov field of ferruginous quartzites is located in proximity to the city of Gubkin, Belgorod region, and belongs to the central part of north-east part of the Kursk Magnetic Anomaly.

The field geological structure consists of Precambrian complex dislocated metamorphized rock broken in some places through by intrusions and dykes as well as water-bearing sedimentary deposits of Devonian and Mesocainozoic age, which unconformably and almost horizontally overlap crystal thickness. The capacity of sedimentary rock in average amounts to 116 meters. Iron-ore assise is considered as productive where ferruginous quartzites form two sub-assises of different capacity - 100-200 and 180-320 meters.

Ferruginous quartzites are covered everywhere by residual soil with average capacity of 18,3 meters, represented by oxidized and semi-oxidized quartzites and small deposits of high grade ore.

Under terms and conditions of the license Kombinat KMAruda shall within its validity:

- effect payments for extraction of ferruginous quartzite and for use of land lots;

- observe the rules of safe operations, environment protection, mineral resources conservation, subsoil protection.

Under special conditions of the license Kombinat KMAruda is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of acting legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- redrawing up of the valid license due to change of legal person name or status of the plant.

The liabilities stated in the license are being fulfilled by the company in full.

2). *Kombinat KMAruda has the right to use subsoil for groundwater operations of aquiferous stratum of Alb-senoman and Archaean Proterozoic aquiferous stratum on site of Korobkov field of ferruginous quartzites.*

Kombinat KMAruda was granted a license of series БЕЛ No. 07479 for subsoil use for the purpose of fresh groundwater extraction in amount of 625 m^3/day for potable water and industrial water supply of the plant and outside consumers; extraction of groundwater for protection of mine opening from watering in case of Korobkov field development.

Issue date of the license: 15.05.2000.

Due to the changes dd. 30.03.2005 entered by the authorized bodies the license validity was prolonged till 01.04.2015.

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 49/399 dd. 14.03.2000 of Belgorod Region Administration Government and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved. (In accordance with the changes to the license dd. 30.03.2005 (inclusive of the clause concerning subsoil usage conditions) groundwater reserves estimation of Korobkov field of ferruginous quartzites development should be conducted till 01.11.2007 with their approval in the established order).

Aquiferous stratum of Alb-senoman lies in depth intervals of 70-100 m and consists of different granular sands which are overlapped by thickness of chalk, sand and loams. It is separated from ore-crystalline massif by thickness of Jurassic clays. Groundwater is under pressure, depth of occurrence of groundwater level is 46-55 m. Aquiferous stratum is used by two water wells located within mining lease of the plant.

Archaean Proterozoic aquiferous stratum of 150-200 m capacity is referred to cracked area of crystalline rock, confining bed of which lies at depth of 120-150 m.

Archaean Proterozoic groundwater is draught by draining of mine opening with the following pumping out by mine drainage.

According to terms and conditions of the license Kombinat KMAruda effects payments within the license validity for use of water bodies and land lot in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the company in the established order.

3) Kombinat "KMAruda" has the right to use subsoil for groundwater operations of quaternary Alb-senoman aquiferuos stratum in the vicinity of Kaplino village, Stary Oskol region.

Kombinat "KMAruda" was issued a license for subsoil right: extraction of fresh groundwaters for economic and potable needs of recreation center "Gornyak". License ВЭ series БЕЛ number 50108. The license was registered No. 108/БЕЛ 5010837 in the register by the Mineral Committee of Belgorod region 07.06.2002.

License issue date – 07.06.2002.

License expiry date – 01.03.2012 (License validity can be prolonged in the established order should the conditions of the Agreement be met).

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoils area was granted on the basis of Decree No. 279/630 dd. 07.06.2002 of Belgorod Region Administration Government and Committee of Mineral Resources in Belgorod region of the RF Ministry of Mineral Resources.

Groundwater reserves were not approved.

Groundwater is intaken by the water well located in Stariy Oscol region, north of Kaplino village on the left bank of the Oskol river in the area of Stariy Oskol water storage basin at the recreation centre of Kombinat "KMAruda".

The groundwater body is located in the northern part of Voronezh crystalline massif. The geological structure is made up of Pre-Cambrian metamorphic rocks and sedimentary rocks consisting of Devonian, Jura, chalk.

For water supply purposes quaternary Alb-senoman aquiferuos stratum is used as the most water-abundant and the first thick stratum from the surface. The water well 38 m deep was drilled in 1987. The bearing strata of the aquiferous stratum under operation are made up of various granular sands up to 31 m thick. The aquiferous stratum is overlapped by small-granular sands 6 m thick. The stratum toe is made up of water-proof Jurassic clays.

In accordance with the license conditions "Kombinat KMAruda":

- effects regular payments for groundwater extraction, for the subsoil area located in the Don river basin in accordance with the effective legislation;

- effects payments for the land lot granted for usage by Stary Oskol Administration in the order and within the terms established by the effective land legislation;

- in case of the respective legislation changes groundwater extraction conditions, payments for their usage and the order of information submission specified in the license are subject to additional agreement with the issuing bodies.

In accordance with special conditions "Kombinat KMAruda"is liable:

- to submit information on suboil usage conditions observation to Mineral Committee of Belgorod region annually till January, 10; information on groundwater monitoring to "Belgorodgeomonitoring" quarterly not later than the 10th day of the month following the reporting quarter;

- in case of significant deviations of well production values, lowering of water level and chemical composition indexes from the typical values as of the license issuance period, Mineral Committee of Belgorod region and "Belgorodgeomonitoring" should be quickly informed;

- in case of reorganizing or changing of the legal person's name or loss of the license application for reissuance of the license should be submitted. License is reissued in the order established for its issuance.

- to ensure observation of all environmental and nature-conservation measures in the course of activities related to subsoil usage envisaged by provisions of the authorized environmental bodies.

Obligations specified in the license are fulfilled by the plant in the established order.

b) Mineral processing:

The main mining equipment used in mining roadheading:

drilling machines ЛКР-Т3, ЛКРУ, punchers ПП-63, ПП-80НВ,ПТ-48, loading machines 1 ППН-5, loading – hauling machines ПТ-4, scraper winches 55АС-2СМ, drilling unit BOOMER-104, rock removing machine – EST-2D.

Rocks are transported from funnel and breakage mining faces by electric locomotives 10 КР and 14 КР in bogies of УВБ-4 and ВГ-4,5.

Blast holes are drilled by machine НКР-100 М. Blast holes are loaded by machines М3КС-160.

Extracted ore is preliminary crushed in crushers СМД-118 1Б and ДСД –1017 in underground crushing complexes. Crushed ore is transported to processing plant along shaft equipped with 2 skips of 4 tons capacity each and hoist engine 2 Ц-4×1,8 and along shaft equipped with 2 skips of 13 tons each with hoist engine 2 Ц5-2,3. Ventilation of mine opening is done by fans ВЦД-47 У and ВЦД –31,5.

All ore extracted is processed into concentrate in processing plant which is technologically connected with skip shafts.

The main crushing – milling and mineral processing equipment of the plant:

- Cone crusher – КСД-1750, КМД-1750, КСД-2200, КМД-2200;
- Unbalanced-throw screen – ГИТ-52 Э, ГИТ-31;
- Ball mill – МШР 32-31;
- Sizing screen – К-СН-24;
- Hydrocyclone – ГЦ-500;
- Magnetic separators - ПБМ-90/250, ПБМ-120/300;

- Vacuum pumps – ВВН2-50;
- Vacuum filters – ДОО 150;
- Gravel pump – 6 НП.
- Stationary belt conveyor of different types.

c) Product sales:

Finished products (iron ore concentrate) are sold on the basis of agreements with consumers.
Permissions by the State authorities for sales of the above-mentioned products are not required.

IV. Open Joint-stock Company «Stoilensky Mining Company» (OJSC «Stoilensky GOK»)

a) Mineral reserves:

1) According to the license received Stoilensk Mining Company has the right for digging of Sloilensk iron ore and nonmetallics field.
The field was explored by Belgorod geological surveillance expedition.
State Commission on minerals reserves with Ministry of Ecology and Natural Resources of the Russian Federation for quarry operations (500 meters to daylight) approved reserves of the following minerals (Minutes No. 1, No. 2 dd. January 24, 1992):
- high grade iron ore;
- magnetite quartzite;
- oxidized quartzite;
- clay and loam;
- chalk;
- marl;
- sand;
- decayed slate;
- crystalline slate;
- quartzitic sandstone;
- granite gneiss.

The balance sheet reserves remainder as of 01.01.2006:
- *high grade iron ore of category B+C1 – 57,318 thousand tons; of category C2 – 11,991 thousand tons;*
- *magnetite quartzites of category B+C1 – 4,934,264 thousand tons; of category C2 – 1,563,565 thousand tons.*

Extraction volume starting from the field excavation beginning as of 01.01.2006 accounted for:
- high grade iron ore – 104,758 thousand tons;
- magnetite quartzite – 321,216 thousand tons.
Annual design capacity of the Company on high grade iron ore excavation is 1,200 thousand tons and 25,440 thousand tons on magnetite quartzite.
Stoilensky GOK was granted a license of series БЕЛ №13030 ТЭ registered by Russian Mineral Ministry No. 3955 dd. 24.03.2005 for subsoil right– excavation of iron ore, ferruginous quartzites of Stoilensky field, as well as co-nonmetallics located in stripping and special dumps. Marketable products produced from processing of iron ore are sintering ore and iron ore concentrate. Co-excavated nonmetallics, finished products from their processing are used in-house or in other companies.
Issue date of the license: March 24, 2005.
License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of a subsoil user as well as in other cases set forth in the Russian Law "On subsoils").
The license was granted on the basis of application and licensing documents submitted by OJSC "Stoilensky GOK".

Under terms and conditions of the license OJSC "Stoilensky GOK" shall within its validity:

- effect payments for extraction of minerals and for use of land lots;

- observe the rules of safe operations, environmental protection, mineral resources conservation , subsoil protection.

Under special conditions of the license OJSC "Stoilensky GOK" is liable to:

- additionally agree upon payment terms or procedures for subsoil use in case of existing legislation change with the bodies which have issued the license;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which have granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- reissuance of the license due to change of legal person's name or status of the plant.

The obligations stated in the license are being fulfilled by the Company in the established order.

2) Stoilensky GOK has a right under license of series БЕЛ No. 50162 ВЭ to extract drainage groundwater in order to dewater quarry of Stoilensk ferruginous quartzites field.

Issue date of the license: 13.01. 2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by Stoilensky GOK.

Drainage groundwater reserves of Stoilensky field were approved upon Turonian Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex of 79 thousand m^3/day for category B (Minutes No. 3 GKZ dd. January 24, 1992г.)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at 75-100 meters depth, quarry is drained.

Stoilensky GOK drains groundwater by 132 draining rise wells and 12 through filters drilled from ring system of horizontal quarry of 28 km total length. Underground water intake covers 23 rise drain holes and mine drainage from shaft No. 3.

Mine drainage in Q IV in total in 2005 accounted for 4,3774,553 m^3, inclusive of chemically treated water 5,701,760 m^3 per annum.

Area of water intake refers to Don river basin.

"Subsoil user" is permitted to continuously intake groundwater in order to drain quarry with decrease of groundwater level till depth of drainage working laying and in quantity providing for safe mining operations.

On the territory of "subsoil user" there is a network of observation wells by which subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the zone of a mining company influence.

In 2005 – 2006 OJSC "Stoilensky GOK" plans to reevaluate groundwater reserves under category B with their approval by GKZ.

According to license conditions OJSC "Stoilensk GOK" shall effect payments for use of water bodies in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are being fulfilled by the Company in the established order.

b) Minerals processing:

1. *Main technologies used:*

The field is being quarried: opened by a networks of trenches. Opening system is with outside refuse disposal. Quarry depth is 300 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzites are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore is removed from the quarry by trucks, railway and conveyor belts.

Technological scheme of high grade ore processing covers three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzites (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, deslimation, dehydration of concentrate in vacuum filters. Hydrotransport of processing tailings is pressure - self floating. Water recycling is used.

2. The following equipment is used:
2.1. Mining operations:
- drillings rigs СБШ –250 МН;
- charge machine "Akvatol", МЗ-4;
- cyclic excavators ЭКГ-10, ЭКГ-8И, ЭКГ-4,6(4У, 5У, 5А), ЭШ10/70;
- rotor complex KU-800.

2.2. Transportation of mining mass:
- dump trucks BelAZ 7513, 7548, 7555;
- electric locomotives ОПЭ-1, diesel locomotive ЧМЭ-3, ТЭМ-2, М-62;
- boxcars 2ВС-105;
- conveyor belts in rotor complex KU-800.

2.3 Crushing and benefication equipment:
- crushers – 1ЦКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП;
- screens ГИСТ-72, ГИТ-52Н;
- classifiers 2КСН 3,0x17,2;
- mills МШЦУ5,5x65, МШЦ 5,5x6,5;
- separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;
- deslimers МД-12;
- vacuum filters ДШ 100/2,5;
- pumps ГРК, ГРТ 1250/71, ГРК 1600/56,
- stationary, reverse conveyor belts.

c) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

Federal Law does not provide for any permissions from state bodies for sale of the above mentioned products.

3.2.10. Additional requirements to the Issuers the core activity of whom is communication services rendering.

The information is not submitted due to the fact that the Issuer does not render communication services.

3.3. Plans for future activity.

In 2006 NLMK is going to continue implementation of measures aimed at fulfillment of the Technical Upgrade Program which covers years 2000-2010. In 2006 the second stage starts with an objective to further increase efficiency and improvement of product quality.

The second stage of the Program provides for measures aimed at:

- ***completeness of existing facilities reconstruction and construction of new ones to facilitate the Company to keep and further strengthen its competitive positions;***
- ***increase of high value added product share;***
- ***improvement of quality and diversification of product mix;***
- ***increase of ecological purity and safety of the processes.***

Production Program of NLMK for 2006 has been compiled taking into account the maximum degree of capacity utilization of main facilities and market conditions.

3.4. The Issuer's equity holding in industrial, bank and financial groups, holdings, concerns and associations.

The Issuer does not hold any equity in industrial, bank and financial groups, holdings, concerns and associations.

3.5. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***LLC LIC "Shans"***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Elena I. Vlasova, year of birth – 1961, doesn't hold any share in the Issuer's equity.

2. Full name: ***Limited-liability company «Stahl»***
Abbreviated name: ***LLC "Stahl"***
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***supply of raw materials and materials, scrap for iron and steel industry.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:

The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg A. Schetnikov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

3. Full name: ***Limited-liability company «Novolipetskoye»***
Abbreviated name: *OOO Novolipetskoye*
Domicile: ***Village Tuishevka, Lipetsk region, 398052 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Yuliya V. Grebenschikova, year of birth – 1976, doesn't hold any share in the Issuer's equity.***
2. ***Elena V. Kantsir, year of birth – 1979, doesn't hold any share in the Issuer's equity.***
3. ***Tatiyana V. Lyapina, year of birth – 1973,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Valery A.Mamyshev , year of birth – 1941,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir N. Semenov, year of birth – 1958, doesn't hold any share in the Issuer's equity.

4. Full name: ***Limited-liability company «Karamyshevskoye»***
Abbreviated name: ***LLC "Karamyshevskoye"***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***growth and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexey M. Postnikov, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Olga D. Grechishkina, year of birth – 1964, doesn't hold any share in the Issuer's equity.***
2. ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity;***
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya A. Kolycheva, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Vladimir V. Elizarov, year of birth – 1948, doesn't hold any share in the Issuer's equity.

5. Full name: ***Limited-liability company "NLMK Trading House"***
Abbreviated name: ***LLC "NLMK Trading House"***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***

The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading of ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Dmitry A. Baranov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
2. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Alexey S. Smolyansky, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.

6. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Iron & Steel Corporation***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities organization, complex of services for persons on vacation, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Andrey V. Dementyev, year of birth – 1960, doesn't hold any share in the Issuer's equity.

7. Full name: ***Limited-liability company «Larmet»***
Abbreviated name: ***LLC "Larmet"***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of steel and steel products***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Pavel V. Lizogub , year of birth – 1966, doesn't hold any share in the Issuer's equity.

8. Full name: ***Limited-liability company «VIMET»***
Abbreviated name: ***LLC "VIMET"***
Domicile: ***35a, pr. Mira Lipetsk, 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of raw material for steel-making production, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.

9. Full name: ***Open joint stock company «Stoilensky Mining Company»***
Abbreviated name: ***OJSC "Stoilensky GOK"***
Domicile: ***Russian Federation***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the Company's voting shares***;
The Issuer's share in subsidiary's equity: ***96.98 %***
The Issuer's share of common stock of the subsidiary: ***96.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity;***
3. ***Victor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity;***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Denis E. Samsikov , year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Igor Y. Yurgens, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
7. ***Mariya N. Starostina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
8. ***Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.

10. Full name: ***Open joint-stock company «Dolomite»***
Abbreviated name: ***OJSC "Dolomite"***
Domicile: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;

The Issuer's share in subsidiary's equity: ***92.74 %***
The Issuer's share of common stock of the subsidiary: ***92.74%***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Fedor V. Korlyhanov , year of birth – 1936, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vasily V. Grekov, year of birth – 1946,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00012%
   share in the Issuer's common stock: 0.00012%;
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Gennady P. Uvarov, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
6. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Lyubov P. Bodunova, year of birth – 1955, doesn't hold any share in the Issuer's equity.***
2. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Yury V. Kleymenov, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya N. Nikitina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Mariya V. Pankova, year of birth – 1949, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.

11. Full name: ***Open joint-stock company «Studenovskaya Mining Company»***
Abbreviated name: ***OJSC "Stagdok"***
Domicile: ***4, ul Gaidara, Lipetsk 398008 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***88.62 %***
The Issuer's share of common stock of the subsidiary: ***88.62 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
Members:

1. ***1. Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Gennady V. Liznev, year of birth – 1956,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
4. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity: 0.00012%
   share in the Issuer's common stock: 0.00012%;
5. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
6. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.

12. Full name: ***Limited-liability company «Vtormetsnab NLMK»***
Abbreviated name: ***LLC "Vtormetsnab NLMK"***
Domicile: ***2, pl. Metallurgov, Lipetsk 398040 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sale of iron-an-steel scrap***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Yu. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity***
Members:
1. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity;***
3. ***Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.***
4. ***Igor A. Frolov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.

13. Full name: ***Limited-liability company «Independent Transport Company »***
Abbreviated name: ***LLC "NTK"***
Domicile: ***32, Leninsky prospect, Moscow 119991 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's equity***
The Issuer's share in subsidiary's equity: *70.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***freight and other forwarding services***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander I. Shenkman, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity;***
4. ***Alexander S. Smagin, year of birth – 1961, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity.

14. Full name: ***Open joint stock company «Tuapse trade sea port»***
Abbreviated name: ***OJSC "TMTP"***
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***

The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: *69.41 %*
The Issuer's share of common stock of the subsidiary: *69.41 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***handling, servicing of domestic and foreign vessels.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Nikolay A. Gagarin, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Alexey Y. Klyavin, year of birth – 1954, doesn't hold any share in the Issuer's equity.***
2. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity***
3. ***Alexander N. Olshevsky, year of birth – 1951, doesn't hold any share in the Issuer's equity;***
4. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
5. ***Alexander I. Kravchenko, year of birth – 1955,***
6. ***share in the Issuer's equity:0.00018%***
7. ***share in the Issuer's common stock: 0.00018%;***
8. ***Dmitry V. Muhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
9. ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
10. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Alexander S. Gabedava, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
2. ***Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Fatima M. Nibo, year of birth – 1960, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

15. Full name: ***Open joint-stock company "Northern Oil and Gas Company"***
Abbreviated name: ***OJSC "Severneftegas"***
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: *62.00 %*
The Issuer's share of common stock of the subsidiary: *62.00 %*
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***hasn't been elected***
Members:

1. ***Alexey I. Glumov, year of birth – 1969, doesn't hold any share in the Issuer's equity;***
2. ***Dmitry V. Nikiforov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity: 0.00012%
   share in the Issuer's common stock: 0.00012%;
4. ***Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Alexander G. Vedernikov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity.

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***LLC "LGEK"***
Domicile: ***4-a, Pyotr Velikiy square, Lipetsk 398001 Russia***

The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***generation, transmission and distribution of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Valery P. Fedorov , year of birth – 1960, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Nikolay F. Korvyakov, year of birth – 1953, doesn't hold any share in the Issuer's equity;***
2. ***Alexander G. Starchenko, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
3. ***Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.

17. Full name: ***Open joint-stock company bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OJSC "Lipetskcombank"***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.07 %***
The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Vyacheslav P. Fedorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Agiyamova , year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Valeriya V. Aynulova, year of birth – 1971, doesn't hold any share in the Issuer's equity.***
3. ***Antonina M. Kopaeva, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Evgeniy P. Sulimov, year of birth – 1962,***
   share in the Issuer's equity:0.00023%
   share in the Issuer's common stock: 0.00023%;
6. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Svetlana Y. Zubenkova, year of birth – 1965, doesn't hold any share in the Issuer's equity.***
2. ***Galina A. Zurkanaeva , year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Elena M. Ilyuhina, year of birth – 1960, doesn't hold any share in the Issuer's equity.***
4. ***Andrey I. Kornev, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
5. ***Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Lyudmila A. Haritonova, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
7. ***Alexey A. Tereschuk, year of birth – 1975, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.

18. Full name: *Open joint-stock company «Lipetsky Gipromez»*
Abbreviated name: *OJSC "Lipetsky Gipromez"*
Domicile: *1, ul. Kalinina, Lipetsk 398600 Russia*
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***
The Issuer's share of common stock of the affiliated: ***43.44 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Gennady V. Ushakov, year of birth – 1937,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
Members:
1. ***Alexey V. Barkov, year of birth – 1956,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
2. ***Alexander P. Konshin, year of birth – 1954,***
share in the Issuer's equity:0.00084%
share in the Issuer's common stock: 0.00084%;
3. ***Larisa N. Saenko, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
5. ***Svetlana M. Bezrukavnikova, year of birth – 1946, doesn't hold any share in the Issuer's equity.***
6. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
1. ***Anatoly V. Boldyrev, year of birth – 1961,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
2. ***Anatoly A. Budyukin, year of birth – 1950,***
share in the Issuer's equity:0.00013%
share in the Issuer's common stock: 0.00013%;
3. ***Yury N. Medvedev, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Ovchinnikov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
5. ***Nina P. Makarova, year of birth – 1953, doesn't hold any share in the Issuer's equity.***
6. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
7. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
Director General – Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.

19. Full name: *Open joint-stock company «Kombinat KMAruda»*
Abbreviated name: *OJSC "Kombinat KMAruda"*
Domicile: *Gubkin, Belgorod region, Russia*
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the subsidiary's voting shares***
The Issuer's share in affiliated company's equity: ***32.89 %***
The Issuer's share of common stock of the affiliated: ***32.89 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***ore extraction and dressing***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:

*Chairman: **Alexander N. Saprykin , year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vladimir A. Artemenko, year of birth – 1946, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Hudyakov, year of birth – 1939, doesn't hold any share in the Issuer's equity.***
5. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
6. ***Sergey Y. Shuvalov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director General – Vladimir K. Tomaev, year of birth – 1951, doesn't hold any share in the Issuer's equity.

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***LLC "Neptune"***
Domicile: ***office No. 35, 1 «v», ul. Adm. Makarov, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company's Statute.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company's Statute.
Information on the Company's single executive body:
Director – Margarita G. Bekasova, year of birth – 1965, doesn't hold any share in the Issuer's equity.

3.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.6.1. Fixed assets.

The information is not submitted for this reporting period.

IV. Information on financial performance of the Issuer.

4.1. Results of the Issuer's financial performance.

4.1.1. Income and losses.

The information is not submitted for this reporting period.

4.1.2. Factors which influenced sales proceeds of the Issuer and income (losses) from the Issuer's operations.

The information is not submitted for this reporting period.

4.2. The Issuer's liquidity, sufficiency of capital and working capital.

The information is not submitted for this reporting period.

4.3. Amount, structure of capital and current assets of the Issuer.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

thousand rubles

Capital and reserves	as of 30.09.2005		as of 30.11.2005	
	value	share	value	share
Equity	*5 993 227*[1]	*4,7%*	*5 993 227*[1]	*4,7%*
Total value of the Issuer's shares bought out by the Issuer for further on-selling (transfer)	*0* *	*0%* **	*0* *	*0%* **
Capital reserves	*299 661*	*0,2%*	*299 661*	*0,2%*
Paid-in capital	*4 369 166*	*3,4%*	*4 366 691*	*3,4%*
Retained (net) profit	*117 354 913*	*91,7%*	*116 523 571*	*91,7%*
Total capital ***	*128 016 967*	*100%*	*127 183 150*	*100%*

** - nominal value of bought-out shares is stated*
*** - percentage of bought-out shares of Issuer's outstanding shares*
**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

[1] – ***Corresponds to NLMK's Statute approved by Extraordinary Meeting of Shareholders dd. 3.12.2004 (Minutes No. 20) registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 09.12.2004.***

- ***with amendments dd. 20.05.2005 (Minutes No. 21) approved by Annual General Meeting of Shareholders registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 03.06.2005.***
- ***with amendments dd. 14.06.2005 (Minutes No. 128) approved by NLMK's Board of Directors registered with Inspection with Ministry of Taxes and Collections of Russia in Levoberezhny District of Lipetsk dd. 01.07.2005.***

Amount and structure of NLMK's current assets

thousand rubles

Current assets	*as of 30.09.2005*		*as of 30.11.2005*	
	value	*share*	*value*	*share*
Inventory	*14 619 047*	*19,0%*	*14 769 738*	*19,5%*
VAT on acquired valuables	*2 132 379*	*2,8%*	*2 345 248*	*3,1%*
Accounts receivable (due in more than 1 year)	*90 344*	*0,1%*	*93 204*	*0,1%*
Accounts receivable (due within 1 year)	*13 991 252*	*18,2%*	*14 629 252*	*19,3%*
Short-term financial investments	*42 647 507*	*55,5%*	*41 950 876*	*55,3%*
Cash and its equivalents	*3 392 361*	*4,4%*	*2 018 687*	*2,7%*
Other current assets	*17 600*	*0,02%*	*17 599*	*0,02%*
*TOTAL**	*76 890 490*	*100%*	*75 824 604*	*100%*

* - Total for "Current Assets" Section in Balance Sheet (form No. 1).

Structure of NLMK's total capital

thousand rubles

	as of 30.09.2005		as of 30.11.2005	
	value	*share*	*value*	*share*
Capital and reserves	*128 016 967*	*93,8%*	*127 183 150*	*93,4%*
Long-term liabilities	*1 141 549*	*0,8%*	*1 171 610*	*0,9%*
Short-term borrowings	*0*	*0%*	*0*	*0%*
Accounts payable	*7 287 770*	*5,3%*	*7 702 524*	*5,7%*
Debt to participators (founders) on income payments	*54 317*	*0,04%*	*96 793*	*0,1%*
Other sources	*23 275*	*0,02%*	*21 064*	*0,02%*
Total:	*136 523 878*	*100%*	*136 175 141*	*100%*

The Issuer's policy in financing of current assets.

On the basis of analysis made to financial status only stable banks are selected. For each of the banks NLMK defines limit of funds placement required for current activity as well as spare cash.

In case of market conditions worsening and the Company's investment plans changes residual cash and its equivalent which accounted for 44.0 bln. roubles as of 30.11.2005 could be used.

Taking into account stable performance of the Company during a long period of time as well as high share of equity in the Company's capital (94%), NLMK has a possibility to attract significant funds on favorabe terms by bank credits and bond offering.

4.3.2. The Issuer's financial investments.

This information is not submitted for this reporting period.

4.3.3. Intangible assets of the Issuer.

This information is not submitted for this reporting period.

4.4. Information on policy and expenses of the Issuer in the area of technological progress, as regards to licenses and patents, new developments and investigations.

The Issuer's policy in the area of technological progress in the reporting period was defined by NLMK's quality management policy.

One of approaches of the policy in the area of technological development is acquisition of rights for intellectual property by patent protection of new technical solutions developed at NLMK.

In 4Q05 3 patents for inventions and 1 patent for utility models were received. They are enlisted below.

A list
of patents for inventions and utility models received in 4Q05

No.	*Description of an invention, utility model*	*Issue date*	*Validity of patent*
1	*Liquid self-harding mixture for manufacture of casting form and rods*	*20.10.2005*	*20 years*
2	*Method of production of NGO electrical steel grade with higher induction*	*20.12.2005*	*20 years*
3	*Method of thermal treatment (improvement) of compound roller bandage*	*20.12.2005*	*20 years*
4	*Conveyor for hot cargoes*	*27.10.2005*	*5 years*

List of Certificates for trade marks of NLMK valid as of 31.12.2005

No.	**Description**	**Issue date**	**Validity**
1	*Pictorial trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Pictorial trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Pictorial trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Pictorial trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 03.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Pictorial trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*
12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*
21	*Trademark "НЛМК"*	*19.07.2005*	*10 years*

Constant control over prompt payment of all patent fees on inventions and utility models, over prolongation of trade mark registration validity, over submission of applications on registration of trade mark in case of the Company's product mix diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D according to agreements in force for 4Q05 accounted for 4,825.8 thousand rubles, of them 83.9 thousand rubles related to patents and licenses obtaining.

4.5. Analysis of trends in the Issuer's core activity.

After headlong growth of world steel production in 2004 wold steel market conditions changed in 2005. 3Q05 showed all components of world steel market crisis more distinctly. Achived overproduction of steel in the world caused significant decrease in prices. In order to keep the prices steel companies in many regions of the world were forced to shrink steel output.

These tendencies reflected on development of Russian steel sector. In 3Q05 production results of majority steel companies went down. Due to output growth at three leading steel companies (Severstal, MMK, NLMK) industry-wise output maintained on the level of the previous quarter. In 4Q05 the situation slightly changed. The majority of Russian steel-making companies increased their output in natural terms. Production in the industry as a whole resulted in increase as compared with 3Q: pig iron – 9.7%, steel – 5.7%, finished flats – 8.5% (source: "Chermet" Corporation).

In the reporting quarter 2005 similar to industry-wise performance Novolipetsk Steel increased its production of the main products as compared with the previous quarter: pig iron – 12.8%, steel – 9.1%, finished flats – 12%.

2005 became a turning-point for the steel industry: after over two-year growth global prices for steel significantly dropped. General worsening of price conditions in global market was caused, first of all, by overproduction of steel products in China. Decrease of prices, n the one part, and growth of costs, on the other resulted in decrease of steel-making process profitability which entailed price competition.

Many Russian steel-making companies reoriented their shipments to the domestic market. Russian prices for steel flats even (unsuccessfully) attempted to grow in August but couldn't compensate export prices fall. Financial performance of the largest Russian steel-making holdings decreased upon results of 3Q.

At the end of 3Q and beginning of the 4Q05 flats market demonstrated balanced demand and supply and relative stabilization of prices was noted.

In 4Q05 in steel industry output in money terms grew 8.1% compared to level of 3Q05 and accounted over RR 314 bln. (source: "Chermet" Corporation). Of 9 largest Russian steel-making companies only two companies decreased output (NTMK and the Urals Steel), the remainder demonstrated growth of output as compared with the previous quarter.

NLMK is an export oriented company and a corresponding negative situation in the external market influence financial performance of the Company. In 3Q05 NLMK like many steel-making companies of Russia decreased output in money terms (-14% to 2Q05). Stabilization of prices in 4Q05 allowed Novolipetsk Steel increasing production as compared to 3Q by 12%.

Despite difficult situation of 2005 NLMK remains the most effective and profitable steel-making company in the background of other Russian steel-making companies.

<u>Main competitors of the Issuer</u>

The main competitors of NLMK in the domestic market are OJSC "MMK" and OJSC "Severstal".

These companies are characterized by the following strong competitive advantages:

- *diversification of production process. NLMK is an integrated steel company with production along the whole chain starting from hot metal to coated steel;*
- *geographical location. The Company is located in close proximity to main steel-consuming regions of Russia as compared to its competitors.*

- *priority in development of high value-added products. NLMK was the first in Russia to master production of prepainted steel and is the only producer of electrical steel of high grades and cold rolled structural quality flats.*
- *high stable quality remains the main requirement to products in any market. Start in from 2000 a program of technical upgrade has been implementing to improve quality of products.*
- *demand for products in the world market. NLMK ships its products to actually all industrially developed countries, is a leading slab exporter from Russia.*
- *fast reaction to market tendencies.*

As compared to competitors the Company's position remains unchanged both in near-term and remote outlook because their technology and equipment are comparable to that of NLMK by the highest standards. All the three company invest much into reconstruction and upgrading of equipment. Against a general background of capacity increase and quality improvement any qualitative overtaking is hardly possible.

Following world tendencies NLMK is commissioning Hot Dip Galvanizing Line. Output of this type of products will allow NLMK to hold and expand its position in world market of coated steel.

NLMK exports its products to several dozens countries of the world. There are producers of the same products practically in each country – importer. Besides NLMK steel companies from other countries supply their product to these markets. So, NLMK experiences multiple competitions and it seems impracticle to single out specific competitors in the world market.

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on employees of the Issuer.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out the general management of the Company activity excluding those issues, which fall under the exclusive competence of the Shareholders' Meeting.

The Board of Directors consists of 9 persons.

The management of the routine business of the Company is exercised by the Company's single executive body – Director General and by the Company's corporate executive body – the Management Board.

The competence of Director General and Management Board covers all the issues related to the management of the Company's routine business except the matters of exclusive competence of the General Shareholders' Meeting and the Board of Directors.

The Director General and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The Director General also fulfils the functions of the Company's Management Board Chairman.

The Management Board is a corporate executive body of the Company, which acts with the authority of the Federal Act "On the joint-stock companies", the Company Statute and Regulations on the Management Board of the Company approved by the General Shareholders' Meeting.

The organization and membership of the Management Board are approved by the Board of Directors upon presentation by the Director General.

The competence of the general meeting of the issuer's stockholders (participants) in accordance with its statute (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Statute):

1) changes and additions to the Statute or approval of the Statute in new revisions;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the

interim and final liquidation balances;

4) establishment of the quantitative staff of the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of declared shares and rights given by these shares;

6) increase in the Company's chartered capital through share par value increase;increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes more than 25% of the common shares earlier placed by the Company;increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not realized within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of Director General and premature termination of its authority;

9) election of the Auditing Committee members and premature termination of their authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of 1Q, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including income statements of the Company, as well as distribution of Company's profits (including payments (declaration) of dividends with exclusions of profits distributed as dividends upon reults of 1Q, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Meeting;

13) appointment of the Accounts Committee members and premature termination of their authorit in case of the Company's Registrar functions as the Accounts Committee according to requirements to Federal Law "On joint-stock companies";

14) split-up and consolidation of the shares;

15) making decisions on approval of transactions in cases stipulated in Article 83 of the Federal Law «On Joint-stock Companies»;

16) making decisions on approval of major transactions in cases stipulated in Article 79 of the Federal Law "On Joint-stock Companies";

17) acquisition of the subscribed shares by the Company in cases, stipulated in the Federal Law "On Joint-stock Companies";

18) involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

21) decision-making on other matters stipulated by the Federal Law "On Joint-stock Companies" and / or the present Statute.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to the competence of executive bodies of the Company.

The matters falling under the competence of the General Meeting of Shareholders cannot be transferred to competence of the Board of Directors of the Company except in cases stipulated in the Federal Act "On the joint-stock Companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Statute (constituent documents):

The following matters fall within the competence of the Board of Directors (Chapter 5, Article 30 of the Company Statute):

1) *definition of priority activities of the Company;*
2) *convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases,*

when in accordance with the Federal Law "On Joint-stock Companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the General Shareholders' Meeting agenda;

4) definition of the date of list of the shareholders who are entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Statute and the Federal Law "On Joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) preliminary approval of annual reports, annual financial statements, including income statements of the Company for a financial year;

6) increase of the Company's chartered capital by placement of additional shares by the Company out of its property within the quantity of declared shares.

7) increase of the Company's chartered capital by placement of additional shares by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

8) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On the joint-stock Companies";

9) approval of decisions on offering, prospectus, report on offering results, their amending and revising.

10) placement of bonds and other securities issued by the Company in cases provided for by the Federal Law "On Joint-stock companies";

11) determination of price (pecuniary valuation) of the property, price of offering and redemption of the securities issued in cases provided for by the Federal Law "On Joint-stock Companies";

12) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On the joint-stock companies";

13) constitution of the Management Board and early termination of its authorities; determination of rewards and compensations paid to its members; conclusion of contracts with the Director General and members of the Management Board on behalf of the Company;

14) determination of terms and conditions of contracts with the Director General and members of the management board;

15) recommendations to the General Shareholders' Meeting on amount of reward and compensation paid to members of the Auditing Committee and determination of payment amount for Auditor's services;

16) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;

17) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;

18) use of reserve and other funds of the Company;

19) approval of internal papers of the Company excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Statute and Federal Law "On Joint-stock Companies", or other internal documents of the Company which fall within the competence of the Director General and Management Board in accordance with the present Statute;

20) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and expanding of these provisions;

21) approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-stock Companies";

22) approval of transactions provided for by Chapter XI of the Federal Law "On Joint-stock companies";

23) approval of the Company Registrar and terms of agreement with him/her, as well as cancellation of agreement;

24) suspension of the Director General's activity;

25) appointment of temporary acting Director General;

26) decision on Company's participation in other organizations, excluding participation in

holding companies, financial and industrial groups, associations and other unions of commercial organizations;

27) establishment of Committees under the Board of Directors, approval of internal documents, which regulate activities of these Committees;

28) other matters provided for by the Federal Law "On Joint-stock Companies" and the present Statute.

The matters that fall within the competence of the Company's Board of Directors переданы на решение исполнительному органу Общества.

Competence of the individual and corporate executive bodies of the issuer in accordance with its Statute (constituent documents):

The Competence of the Director General (Chapter 6, Article 37 of the Company Statute).

The competence of the Director General includes all issues of routine Company activities management excluding those in the exclusive authority of the General Shareholders' Meeting and the Board of Directors.

The Director General acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company's activities;

- has the right of the first signature in financial documents;

- represents the Company both in the RF and outside it;

- approves staff list, concludes employment agreements with employees of the Company, fires, applies incentive measures to employees and imposes penalties on them;

- governs the activities of the Management Board and presides at its meetings;

- presents for the Board of Directors' approval an individual list of the members of the Management Board;

- conducts transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On the Joint-Stock Companies" and this Statute;

- issues power of attorney on behalf of the Company;

- opens the Company's accounts with banks;

- makes provisions for the Company's accounting and book-keeping conduction;

- issues orders and gives instructions which are binding for all employees of the Company;

- defines a list of data representing commercial secret of the Company, and means of such data protection in accordance with the effective legislation;

- approves internal documents of the Company, which regulate the Company's routine activities, excluding those in the exclusive authority of the Management Board.

The Director General is entitled to appoint acting Director General for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 38 of the Company Statute).

The exclusive competence of the Company's Management Board includes:

- development and submission to discussion by the Board of Directors of the Company's development concept;

- securing of contracts concluding by Company assets when the amount due or the subject goods value exceeds 10 per cent of the balance value of the Company's assets, excluding transactions performed in the normal course of business;

- approval of internal routine Rules and other local regulations according to the list specified by the Director General;

- signing the Collective Agreement with the Company staff (authorized body);

- other issues regarded as those in the competence of the Company Management Board

Availability of Corporate Behaviour Code or any other similar document:

The Extraordinary General Shareholders' Meeting, which took place on December 3, 2004, (Minutes No. 20) approved the Corporate Governance Code of OJSC "Novolipetsk Steel".

Address in the Internet with free access to full text of Issuer's Corporate Management Code:

www.nlmk.ru/rus/company/docs.php3

Information on any changes to the Issuer's Statute made during the reporting period as well as on any internal documents which govern the Issuer's bodies activity:

The Company Statute, as well as internal documents, governing the Company activity, have not been changed within the reporting period.

Address in Internet with free access to full text of current Statute of the Company and internal documents which regulate the Company activity:
www.nlmk.ru/rus/company/docs.php3

5.2. Information on members of the Issuer's authorities.

Board of Directors:
Chairman: ***Vladimir S. Lisin***

Members of the Board:

Oleg V. Bagrin
Year of birth: *1974*
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – 2002***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Director of Treasury***

Period: ***2002 – 2003***
Organization: ***Joint-stock commercial bank "Autobank "***
Title: ***Deputy Chairman***

Period: ***2003 – 2005***
Organization: ***OOO "Rumelko"***
Title: ***Director of Financial Assets Management***

Period: ***2005 – up to now***
Organization: ***ZAO IK "Libra Capital"***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no***

options
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolay A. Gagarin
Year of birth: ***1950***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2003***
Organization: ***Moscow State Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Executive Partner***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin & Partners"***
Title: ***Chairman of the Council***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Dmitry A. Gindin
Year of birth: ***1946***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***Open joint-stock Moscow Plant "Sapphire"***
Title: ***Director General***

Period: ***2001 – 2005***
Organization: ***Limited-liability company "Management holding company "Metalloinvest""***
Title: ***President (pluralistically)***

Period: ***2004 – up to now***
Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***
Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies

Oleg V. Kisilev
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2001 – up to now***
Organization: ***OOO "Mosexpo - Metall"***
Title: ***Director***

Period: ***2002 – 2002***
Organization: ***ZAO "The 6th television channel"***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***Scientific company "Media-Socium "***
Title: ***Director General***

Period: ***2002 – 2004***
Organization: ***OOO "Renaissance Capital – Financial Consultant "***
Title: ***Advisor on investments, directorate***

Period: ***2005 – up to now***
Organization: ***OOO "Mosexpo-Metall"***
Title: ***Director (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***OOO "Rumelko"***
Title: ***Director General***

Period: ***2001 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***General Counsel***

Period: ***2000 - up to now***
Organization: ***Academy of National economy with Government of the Russian Federation***
Title: ***Professor of Market issues and Economic mechanisms faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolai P. Lyakishev
Year of birth: ***1929***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***
Title: ***Director***

Period: ***2004 – up to now***
Organization: ***A.A. Baikanov Institute of metallurgy and materials science with Russian Academy of Science***
Title: ***Scientific adviser***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Randolph Reynolds
Year of birth: ***1941***
Education: ***graduate of Bellarmin College***

Titles for the last 5 years:
Period: ***2000 - 2002***
Organization: ***Industrial Advisors, Inc.***
Title: ***Director***

Period: ***2002 – up to now***
Organization: ***Industrial Advisors Services, Inc.***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Vladimir N. Skorokhodov
Year of birth: ***1951***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***OOO "Rumelko"***
Title: ***Deputy Director General***

Period: ***2000 - up to now***
Organization: ***Lipetsk State Technical University***
Title: ***Professor at "Rolling Production" faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor P. Fedorov
Year of birth: ***1966***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2003***
Organization: ***Moscow state Lawyers Bar, Lawyers Bureau "Reznik, Gagarin & Partners"***
Title: ***Lawyer of the Moscow state Lawyers Bar***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Lawyers Bureau "Reznik, Gagarin, Abushakhmin &Partners"***
Title: ***Lawyer of the Moscow state Lawyers Bar***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Issuer's individual executive body and members of the corporate executive body:

Vladimir P. Nastich
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:

Period: ***2000 - 2000***
Organization: *"NLMK"*
Title: ***Director on Metallurgy***

Period: ***2000 - 2004***
Organization: *"NLMK"*
Title: ***Technical Director – First Deputy Director General***

Period: ***2004 – up to now***
Organization: *"NLMK"*
Title: ***Director General***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey A. Rakitin
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: *"NLMK"*
Title: ***Deputy Head of Production on mechanical and power equipment of Cold Rolling Production***

Period: ***2000 - 2002***
Organization: *"NLMK"*
Title: ***Head of Cold Rolling Production***

Period: ***2002 - 2004***
Organization: *"NLMK"*
Title: ***Head of Hot Rolling Shop No.3***

Period: ***2004 – 2005***
Organization: *"NLMK"*
Title: ***Chief Engineer***

Period: ***2005 – up to now***
Organization: *"NLMK"*
Title: ***Technical Director - Chief Engineer***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Head of Economics Department***

Period: ***2000 - 2002***
Organization: ***NLMK***
Title: ***Director for Economics***

Period: ***2003 - up to now***
Organization: ***NLMK***
Title: ***Director for Economics and Finance***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Economics and Finance***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Deputy Purchase Director, Head of Equipment and Import Purchases Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Purchase Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Deputy Sales Director***

Period: ***2000 - 2005***
Organization: ***NLMK***
Title: ***Deputy Production Director***

Period: ***2005 – up to now***
Organization: ***NLMK***
Title: ***Production Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Pavel P. Gorodilov
Year of birth: ***1957***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Sales Director***

Share in the Issuer's stockholders' equity: ***0.00022%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Anatoly N. Koryshev
Year of birth: ***1944***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***

Organization: *NLMK*
Title: ***Director of the Repairs Plant***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander I. Kravchenko
Year of birth: ***1955***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: *NLMK*
Title: ***Head of Legal Department***

Period: ***2001 - up to now***
Organization: *NLMK*
Title: ***Legal Issues Director***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey P. Melnik
Year of birth: ***1961***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Military service in Russian Army.

Period: ***2001 - 2001***
Organization: ***OOO "Larmet"***
Title: ***Manager***

Period: ***2001 - 2003***
Organization: ***OOO "Vimet"***
Title: ***Manager***

Period: ***2003 - 2003***
Organization: *NLMK*

Title: ***Security Division Consultant (pluralistically)***

Period: ***2003 - 2004***
Organization: ***NLMK***
Title: ***Security Division Consultant***

Period: ***2004 – up to now***
Organization: ***NLMK***
Title: ***Personnel and General Issues Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey V. Perekatov
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Director of Construction and Repair Complex***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladislav A. Smirnov
Year of birth: ***1949***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2004***
Organization: ***NLMK***
Title: ***Power Division Director***

Period: ***2004 - up to now***
Organization: ***NLMK***
Title: ***Deputy Director General for Power***

Period: ***2004 - up to now***
Organization: ***Limited-liability company "Lipetsk City Electric Company"***

Title: ***Director General (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander A. Sokolov
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Director for Accounting, Accountability and Audit – Chief Accountant***

Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Accounting Director – Chief Accountant***

Period: ***2004 – up to now***
Organization: ***Lipetsk branch of All-Russian Correspondence Finance & Economy Institute***
Title: ***part time senior tutor (pluralistically)***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir A. Tretyakov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***Lipetsk State Technical University***
Title: ***Professor of "Rolling Production" Faculty***

Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***IT Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Victor V. Khripunkov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: *NLMK*
Title: ***Security Director***

Share in the Issuer's stockholders' equity: *0.00017%*
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Stanislav E. Tsyrlin
Year of birth: ***1968***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – 2000***
Organization: ***The Boston Consulting Group***
Title: ***Project Leader***

Period: ***2000 – 2003***
Organization: ***The Boston Consulting Group***
Title: ***Deputy Director***

Period: ***2003 – 2004***
Organization: ***OOO "Rumelko"***
Title: ***Assistant of General Counsel***

Period: ***2004 – up to now***
Organization: *NLMK*
Title: ***Director for Strategy and Management System***

Share in the Issuer's stockholders' equity: ***no***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The person acting as the Issuer's single executive body: *Vladimir P. Nastich*

5.3. Information on remuneration, privileges and / or refund of charges to each Management body of the Issuer.

Remuneration paid to members of Board of Directors and Management Board for 2004

rubles

No.	Remuneration type	Board of Directors	Management Board
1.	*Remuneration*	*13 243 523*	-
2.	*Salary*	-	*19 314 844*
3.	*Premium, welfare*	-	*12 995 618*
4.	*Presents*	*4 800*	*20 400*
5.	*Dividends*	-	*3 419 851*
6.	*Author's royalty*	*3 196 129*	*3 558 253*
	Total	16 444 452	39 308 966

Remuneration can be paid and charges related to performance of Management Board members' functions can be refunded to Management Board members within the period of their duties execution. The rate, conditions and procedure of remuneration payment and charges refund to members of the Board of Directors are established by the Regulations on remuneration of the Company's Board of Directors members approved by General Shareholders' Meeting.

Remuneration can be paid and charges can be refunded to Members of the Board of Directors within the period of their duties execution. Conditions and procedure of remuneration payment and charges refund are established by a contract concluded with members of the Management Board, in accordance with the Regulations on remuneration of the Company's Management Board members' labor, approved by the Company's Board of Directors upon presentation by the Personnel and Remuneration Committee.

5.4. Information on structure and competence of controlling authorities over financial performance of the Issuer.

The Auditing Committee and Internal Audit Service exercise control over the financial and economic activities of the Company.

Auditing Committee

The Auditing Committee consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Regulations on the Auditing Committee approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Regulations on the Auditing Committee regulate the Auditing Committee procedures, the authority of its members, the rate and procedure of remuneration payment and expenses reimbursement to members of the Auditing Committee

The Company's Auditing Committee Members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on the yearly-based business results and is conducted at any time on initiative of the Auditing Committee of the Company and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Auditing Committee audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity auditing the Committee makes a report on authenticity of data contained in the Company's annual report, balance sheets, income statement.

Internal Audit Department

The Internal Audit Service – Audit Division, established sine die under Director General's Order dd. 17.04.1997, is administratively subordinated to the Director General.
Key staff: Valery S. Kulikov; Igor A. Matsak.

The competence of the Internal Audit Department covers:

- *auditing of financial and economic, commercial and production activity of the Company's divisions;*
- *evaluation of process related to acquisition, storage, protection and conservation of the Company's resources;*
- *detection of possible delinquencies, frauds and abuses on part of the Company's officials and reporting to the Company's managers on results;*
- *evaluation of internal control system as regards to efficiency of operations in the normal course of business.*

Management Board Members are informed on the results of the auditing upon their competency. The Board of Directors is informed in case of any material breach.

In process of its activity the Internal Audit Division cooperates with auditing firms working for the Company on contract basis.

Information on any inside document with the Issuer establishing rules aimed at prevention of inside information deployment:

A Provision on information policy ofNLMK which establishes also rules aimed at prevention of inside information deployment was approved by the Board of Directors on September 12, 205 (Minutes # 133).

Internet address where full text of internal document of the Issuer which establishes the right to prevent inside information deployment is published:

www.nlmk.ru/rus/company/docs.php3

5.5. Information on members of controlling authorities over financial performance of the Issuer.

Members of the Company's Auditing Committee:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***
Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Chief economist, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member

of the Board of Directors, any member of corporate body, any person being a

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 – up to now***
Organization: ***NLMK***
Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Natalia V. Kurasevich
Year of birth: ***1961***
Education: ***higher vocational***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Auditor of the 1st category, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

<u>Officers of Internal Audit:</u>

Total number of employees of Audit Division, NLMK: 112

<u>Key staff of Audit Division, NLMK:</u>

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2000***
Organization: ***NLMK***

Title: ***Head of Internal Audit Department***

Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles for the last 5 years:
Period: ***2000 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

5.6. Information on bonuses, privileges and / or expenses reimbursement to each controlling body over financial performance of the Issuer.

Bonuses paid to members of the Company's Auditing Committee for the last closed financial year:

Wages (rubles): ***1 975 811***
Bonuses (rubles): ***1 388 400***
Remuneration (rubles): ***289 933***
Presents (rubles): ***2 666***
Commissions (rubles): ***0***
Privileges and / or refund of charges: ***0***
Other real estate provisions (rubles): ***0***

The amount and procedure of remuneration and compensation payment to the Auditing Committee is established by Provision on remuneration and compensation payment to members of the

Auditing Committee approved by Extraordinary Shareholders' Meeting held on December 3, 2004 (Minutes # 20).

5.7. Information on staff and generalized data on education and personnel (employees) of the Issuer, as well as on changes in personnel (employees) of the Issuer.

This information is not submitted for this reporting period.

5.8. Information on any commitments of the Issuer to personnel (employees) related to possibility of their share interest in stockholders' capital (unit fund) of the Issuer.

There are no agreements or commitments of the Issuer related to possibility of its employees having a share in its stockholders' capital.

The Issuer did not give an option to his employees.

The possibility of granting such option was not considered by the Company.

VI. Information on shareholders of the Issuer and interested party transaction made.

6.1. Information on total number of shareholders of the Issuer.

Number of persons registered in shareholders register as of the date of the reporting quarter end – ***10 082***, inclusive:
nominal holders – *9.*

6.2. Information on shareholders of the Issuer having not less than 5 per cent of its stockholders' capital (unit fund) and not less than 5 per cent of its common stock as well as information on shareholders having not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders having not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: ***SILENER MANAGEMENT LIMITED***
Abbreviated name: ***SILENER MANAGEMENT LIMITED***
TIN: ***no***
Address: ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***18.98%***
Share of the Issuer's common stock: ***18.98%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***

Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share in the Issuer's common stock: ***no***

6.2.2. Full name: ***ULTIMEX TRADING LIMITED***
Abbreviated name: ***ULTIMEX TRADING LIMITED***
TIN: ***no***
Address: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***14.91%***
Share of the Issuer's common stock: ***14.91%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Доля принадлежащих обыкновенных акций эмитента: ***не имеет***

6.2.3. Full name: ***VEFT ENTERPRISES LIMITED***
Abbreviated name: ***VEFT ENTERPRISES LIMITED***
TIN: ***no***
Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***8.25%***
Share of the Issuer's common stock: ***8.25%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.4. Full name: ***CASTELLA INVESTMENTS LIMITED***
Abbreviated name: ***CASTELLA INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***15.94%***
Share of the Issuer's common stock: ***15.94%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.5. Full name: ***MEROBEL INVESTMENTS LIMITED***
Abbreviated name: ***MEROBEL INVESTMENTS LIMITED***
TIN: ***no***
Address: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: *16.19%*
Share of the Issuer's common stock: *16.19%*
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place Marlborough & Queen Streets Nassau, the Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.6. Full name: ***Closed joint-stock investment-financing company "LKB-INVEST"***
Abbreviated name: ***CJSC "LKB-INVEST"***
TIN: ***4825018983***
Address: ***15, ul. Kedrova, Moscow 117036 Russia***
Share in the Issuer's chartered capital: *7.52%*
Share of the Issuer's common stock: *7.52%*
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***Limited Liability Company "RUMELKO"***
Abbreviated name: ***OOO "RUMELKO"***
TIN: ***7727160666***
Address: ***15, ul. Kedrova Moscow 117036 Russia***
Share in the Issuer's shareholder chartered capital: *99%*
Share of the Issuer's shareholder common stock: *99%*
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

Nominal holder to whose name issuer's shares being not less than 5% of charter capital or not less than 5% of his common shares are registered as of the date of the reporting quarter end:

Full name: ***Limited Liability Company "DEUTSCHE BANK "***
Abbreviated name: ***ООО "ДОЙЧЕ БАНК"***
Address: ***4, ul. Schepkina, Moscow 129090 Russia***
Tel.: ***(495)-797-50-00***
Fax: ***(495)-797-50-17***

E-mail: *db.moscow@db.com*
There are no data on license for professional activity in securities market:

License of a professional player of securities market for depositary activity
License #: ***177-05616-000100***
Issue date: ***4 September 2001***
Validy: ***not limited***
Licenser: ***Federal Commission on Securities Market***

Number of Issuer's common shares registered in Shareholders' Register for the name of a nominal holder (pcs): ***461 112 000***

6.3. Information on the state stake or municipal share in stockholders' capital of the Issuer (unit fund) and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in stockholders' capital equals to: ***0.000267%***
Name of the state stake administrator: ***Lipetsk Region Property Fund***
Legal address of the state stake administrator: ***2, ul. Skorokhodova, Lipetsk 398019 Russia***

Availability of special right for stake of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share):
not provided for

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on stake in the Issuer's chartered capital, inclusive of quantity and/or total value of the Issuer's shares, expressed in the Company Statute.
There are no limitations related to stake in the Issuer's capital.

6.5. Information on changes in structure and shares of shareholders of the Issuer having not less than 5 per cent of its chartered capital (unit fund) or not less than 5 per cent of its common stock.

Shareholders having not less than 5 per cent of NLMK's chartered capital as of the date of list with persons having the right to participate in each General Shareholders' Meeting conducted for 5 last completed financial years:

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 30, 2001 (date of list with persons having the right to participate in General Shareholders' Meeting – May 14, 2001):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,42*
2.	*Stahl-und Metallunternehmensholding S.A.*	*14,43*
3.	*CLAYTON IMPORT & EXPORT S.A.*	*11,90*
4.	*VEFT ENTERPRISES LIMITED*	*10,74*
5.	*BOWLAND INVESTMENTS LIMITED*	*9,08*

6.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
7.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
8.	*RADLEY ENTERPRISES LIMITED*	*5,51*
9.	*PROSUN CO. LIMITED*	*5,03*

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 06, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – February 13, 2002):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
2.	*SILENER MANAGEMENT LTD*	*18,98*
3.	*Stahl-und Metallunternehmensholding S.A.*	*14,43*
4.	*VEFT ENTERPRISES LIMITED*	*10,81*
5.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
6.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
7.	*RADLEY ENTERPRISES LIMITED*	*5,51*
8.	*PROSUN CO. LIMITED*	*5,03*

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 28, 2002 (date of list with persons having the right to participate in General Shareholders' Meeting – May 13, 2002):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*10,81*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*9,01*
6.	*ULTIMEX TRADING LIMITED*	*8,29*
7.	*RADLEY ENTERPRISES LIMITED*	*8,23*
8.	*OMNILAX HOLDINGS LIMITED*	*7,59*
9.	*AHERON INVESTMENTS LIMITED*	*7,59*
10	*PROSUN CO. LIMITED*	*5,03*

Shareholders having the right to participate in Annual Shareholders' Meeting as of June 27, 2003 (date of list with persons having the right to participate in General Shareholders' Meeting – May 12, 2003):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*12,30*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*ULTIMEX TRADING LIMITED*	*8,28*
6.	*RADLEY ENTERPRISES LIMITED*	*8,23*
7.	*OMNILAX HOLDINGS LIMITED*	*7,59*
8.	*AHERON INVESTMENTS LIMITED*	*7,59*
9.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,51*
10.	*PROSUN CO. LIMITED*	*5,03*

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of April 23, 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – February 24, 2004):

No.	*Name of a shareholder*	*Share in stockholders' capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
3.	*ULTIMEX TRADING LIMITED*	*15,15*
4.	*VEFT ENTERPRISES LIMITED*	*12,31*
5.	*RADLEY ENTERPRISES LIMITED*	*8,23*

6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	PROSUN CO. LIMITED	5,03

Shareholders having the right to participate in Annual Shareholders' Meeting as of 25 June 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – 07 May 2004):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders having the right to participate in Annual Shareholders' Meeting as of 03 December 2004 (date of list with persons having the right to participate in General Shareholders' Meeting – 15 October 2004):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	MEROBEL INVESTMENTS LIMITED	15,54
4.	ULTIMEX TRADING LIMITED	15,15
5.	VEFT ENTERPRISES LIMITED	12,31
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders having the right to participate in Annual Shareholders' Meeting as of 20 May 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – 04 April 2005):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	ULTIMEX TRADING LIMITED	18,15
3.	VEFT ENTERPRISES LIMITED	16,31
4.	CASTELLA INVESTMENTS LIMITED	15,94
5.	MEROBEL INVESTMENTS LIMITED	14,70
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of 26 September 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – 23 August 2005):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	MEROBEL INVESTMENTS LIMITED	18,70
3.	ULTIMEX TRADING LIMITED	18,15
4.	VEFT ENTERPRISES LIMITED	16,31
5.	CASTELLA INVESTMENTS LIMITED	15,94
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders having the right to participate in Extraordinary Shareholders' Meeting as of 16 November 2005 (date of list with persons having the right to participate in General Shareholders' Meeting – 15 October 2005):

No.	Name of a shareholder	Share in stockholders' capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	VEFT ENTERPRISES LIMITED	16,31
3.	MEROBEL INVESTMENTS LIMITED	16,19

4.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
5.	*ULTIMEX TRADING LIMITED*	*14,91*
6.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*

6.6. Information on interested party transactions made by the Issuer.

Total interested party transactions approved by each management body upon results of the last reporting quarter:

Reporting period	**NLMK's Management body that approved a transaction**	
	General Shareholder's Meeting	**Board of Directors**
4Q05	*RR1 185,030 thousand and USD 636,561,510 in total*	*RR 123,766 in total*

Information on interested party transaction concluded by the Issuer within the last reporting period, the price of which was 5 and more percent of the Company's assets book value defined upon financial statements as of the last reporting date before the transaction conclusion:

In 4Q05 among interested party transactions on the basis of which it could be possible to determine transaction price at approval date there were no transactions, the price of which was 5 and more percent of the Company's assets book value as of the last reporting date before the transaction.

Information on interested party transactions (a group of related transactions), and an approval decision by the Board of Directors (supervisory board) or by General Shareholders' Meeting was not made in cases when it was obligatory according to the Russian Law:

There were no such transactions.

6.7. Information on amount of accounts receivable.

This information is not submitted for this reporting period.

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

Annual financial statements are not included into this quarterly report.

7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

The quarterly financial statements for the 4Q are not included into this report.

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

Consolidated financial statements for the last completed financial year is not included into the Quarterly Report for 4Q.

7.4. Information on the Accounting policy of the Issuer

Provision on Accounting Policy in the purpose of accounting approved by NLMK's Order No. 838 dd. 31.12.004 "On accounting policy of NLMK" is attached to the present Report.

7.5. Information on total export as well as on share of export in total sales.

This information is not submitted for the reporting period.

7.6. Information on material changes in the Issuer's property after the date of the complete financial year end.

As of the reporting quarter end)preliminary data:

- ***total initial value of buildings, structures, land lots as well as property in process of state registration accounted on NLMK's balance accounted for RR 17 873 114 593;***
- ***amortization charged RR 8 941 896 836***

Within 12 months from the date of reporting quarter end NLMK evaluated some objects of property for sale without reflection of evaluation results in Balance Sheets.
There were no significant changes in the Company's property after evaluation.

There were no significant changes in the Company's propertty related to acquisition of disposal of property after 31.12.2004.

7.7. Information on the Issuer participation in any legal procedures if this participation could have significantly affected his financial performance.

Within three last years there were no legal procedures the Company's participation in which could affect its financial performance.

VIII. Additional information on the Issuer and on issued securities placed by him.

8.1. Additional information on the Issuer.

8.1.1. Information on amount, structure of stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: ***5 993 227 240***

Breakdown of stockholders' capital as of the date of the reporting quarter closure:
Common stock:
Total at par value (rubles): ***5 993 227 240***
Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

A part of NLMK's shares is traded outside the Russian Federation according to foreign right of foreign issuer's securities testifying the right as regards the stated shares of NLMK.

Type of shares traded outside the Russian Federation: ***common stock***
A portion of shares traded outside the Russian Federation of total shares of that type: *7%*
Name of foreign issuer whose securities testify the right as regards to issuer's securities of corresponding type: ***Deutsche Bank Trust Company Americas***
Location of foreign issuer whose securities testify the right as regards to issuer's securities of corresponding type: ***60 Wall Street, New York, NY 10005, USA; 23 Great Winchester Street, London EC2P 2AX, UK***
Brief description of the securities program which testifies the right as regards to shares of corresponding type: ***Global depositary shares issued according to Rule 144A, as well as according to Provision S of the US Law on Securities. Each Global depositary share testifies rights for 10 common shares of NLMK.***
Information on permission from Executive Federal Body for admission to trading outside the Russian Federation: ***According to Notice of FSFR of Russia on admission of NLMK's securities to trading outside the Russian Federation No. 05-ВГ-03/6941 dd. 03.05.2005 common stock of OJSC Novolipetsk Steel are admitted to trading outside the Russian Federation.***
Name of foreign trader through whom foreign issuer's securities are trading: ***London Stock Exchange plc***

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Within the period from January 1, 2000 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.

In the 2nd quarter 2004 stockholders' capital of the Company was changed due to placement of additional common stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:
Common stock:
Total at par value (rubles): ***5 987 240***
Share in stockholders' capital: ***100 %***

Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***
Date and number of Minutes of Management body meeting on which a decision to change stockholders' capital was taken: ***05.02.2004, Minutes No. 106.***

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:
Common stock:
Total at par value (rubles): ***5 993 227 240***
Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

The amount of stockholders' capital did not change starting from 30.06.2004 till now.

8.1.3. Information on generation and use of reserve fund as well as other Issuer's funds.

In accordance with the Company Statute NLMK generates a reserve fund of not less than 5 per cents of its stockholders' equity. Size of the reserve fund shall be determined by decision made by the Board of Directors. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, defined by the Board of Directors of the Company according to the Company's Statute.

As of the date of the reporting quarter end the size of NLMK's reserve fund accounted for 299 661 362 rubles or 5% of its chartered capital.

Within the reporting quarter the reserve fund was not used.

There were no other funds to be generated at NLMK out of its net profit.

8.1.4. Information on procedure of convocation and conduction of the Issuer's supreme management body meeting:

The Issuer's management body:

The Supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the information in newspaper «Gazeta», newspaper «Metallurg» and in NLMK's web-site in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more per cent of the Company's shares as well as nominal shareholders are informed of the meeting in written. The written notifications are sent by the registered mail not later the date stated in this clause.

Persons (bodies) having the right to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Committee, Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Committee, Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda to the Extraordinary Shareholders' Meeting as well as in case the Board of Directors liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Law "On joint-stock companies" to elect the Board members this Shareholders' Meeting should be held within 70 days from

A request for holding of Extraordinary Meeting shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and to change offered form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owner of not less than 10 per cent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requiring the convocation, the quantity and type (category) of the shares belonging to them (him/her).

Request for the Extraordinary Meeting shall be signed by persons (person) who require Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Committee, Auditor or shareholders (shareholder) being owners of not less than 10 per cent of the Company's voting shares can be made in case:

- *the procedure of the request submission on convocation of the General Shareholders' Meeting has been violated;*
- *shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;*
- *none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Law «On joint-stock companies» and other legal acts of the Russian Federation.*

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who have required its convocation by registered mail with notice of receipt not later than 3 days from the date of the decision – making.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Regular Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the end of a financial year. Extraordinary Shareholders' Date, time and place of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company Statute and Rules of Shareholders' Meeting conduction.

Persons entitled to make proposals to agenda of the Issuer's management body meeting as well as the procedure of these offers submission:

Shareholders (a shareholder), owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to make proposals to agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Committee and Returning board, the number of which cannot exceed the number of respective body members as well as candidate Director General. Such proposals must be received by the Company not later than in 30 days after the date of a financial year-end.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. The Company must receive such proposals not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

A proposal on issues inclusion into the agenda of the General Shareholders' Meeting and a proposal on candidates shall be made in written, shall indicate the name of shareholders (shareholder), demanding it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed.

A proposal to enter issues into the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them into the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company's Statute for inclusion of proposals into the agenda of the Annual General Shareholders' Meeting and Extraordinary General Shareholders' Meeting. An issue proposed by shareholders (a shareholder) is subject to entering the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to entering a slate for voting on election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company's Statute;*
- *shareholders (a shareholder) do not own the relevant number of the Company's voting shares as stated in the Company's Statute;*
- *a proposal is not in conformity with the requirements of the Company's Statute;*
- *an issue proposed for agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Act «On the joint-stock companies» and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue into the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues of the General Shareholders' Meeting.

Besides issues proposed to be included into agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form corresponding body, the Board of Directors has the right to include issues into the agenda or candidates into the slate of the General Shareholders' Meeting at its discretion.

Persons which have the right to get acquainted with information (materials) presented for Supreme Management Body Meeting preparation and conduction as well as procedure of getting acquainted with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (material) subject to presentation during preparation of General Shareholders' Meeting for getting acquainted in the room of the Company's executive body and at places the addresses of which are stated in announcement on General Shareholders' Meeting holding within 20 days and in case of General Shareholders' Meeting the agenda of which includes an issue on the Company's reorganization, within 30 days prior to the General Shareholders' Meeting as well as during the Meeting itself at place of its holding.

Persons having the right to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in written to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 per cent of stockholders' equity (unit fund) or not less than 5 per cent of common stock.

1. Full name: ***Limited liability company «Lipetsk insurance company «Shans»***
Abbreviated name: ***OOO LSO «Shans»***
Legal address: ***30, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

2. Full name: ***Limited liability company «Stahl»***
Abbreviated name: ***OOO «Stahl»***
Legal address: ***1, ul. Lenina, Uglich, Yaroslavl area 152620 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

3. Full name: ***Limited liability company «Novolipetskoye»***
Abbreviated name: ***OOO «Novolipetskoe»***
Legal address: ***village Tuishevka, Lipetsk region, Lipetsk area 398052 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

4. Full name: ***Limited liability company «Karamyshevskoye»***
Abbreviated name: ***OOO «Karamyshevskoe»***
Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

5. Full name: ***Subsidiary «Boarding house «Novolipetsky metallurg» of Novolipetsk Steel***
Abbreviated name: ***no***
Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

6. Full name: ***Limited-Liability Company «NLMK Trading House»***
Abbreviated name: ***OOO "NLMK Trading House"***
Legal address: ***bldg. E, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's charter capital: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***не имеет***

7. Full name: ***Limited liability company «Larmet»***
Abbreviated name: ***OOO «Larmet»***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's charter capital: ***99.98 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

8. Full name: ***Limited liability company «VIMET»***
Abbreviated name: ***OOO «VIMET»***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***

Issuer's share in the profit-making organization's charter capital: ***99.97 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

9. Full name: ***Open joint-stock company «Stoilensky GOK»***
Abbreviated name: ***OAO «Stoilensky GOK»***
Legal address: ***Stariy Oskol, Belgorod area, 309530 Russia***
Issuer's share in the profit-making organization's charter capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

10. Full name: ***Open joint-stock company «Dolomit»***
Abbreviated name: ***OAO «Dolomit»***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's charter capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

11. Full name: ***Joint-stock company «Studenovskaya mining company»***
Abbreviated name: ***OAO «Stagdok»***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's charter capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

12. Full name: ***Limited liability company "INDEPENDENT TRANSPORT COMPANY"***
Abbreviated name: ***OOO "NTK"***
Legal address: ***32A, Leninsky prospect, Moscow 119991 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

13. Full name: ***Limited liability company «Vtormetsnab NLMK»***
Abbreviated name: ***OOO «Vtormetsnab NLMK»***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's charter capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

14. Full name: ***Open Joint-stock company «Tuapse Trading Sea Port »***
Abbreviated name: ***OAO «TMTP»***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
Issuer's share in the profit-making organization's charter capital: ***69.41 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

15. Full name: ***Open joint-stock company "North Oil and Gas Company"***
Abbreviated name: ***OAO "Severneftegas"***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's charter capital: ***62.00 %***
Share of the Issuer's common stock in profit-making organization: ***62.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

16. Full name: ***Limited-liability company «Lipetsk City Energy Company»***
Abbreviated name: ***OOO «LGEK»***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's charter capital: ***51.00 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***no***

17. Full name: ***Joint-stock bank of social development and construction «Lipetskcombank»***
Abbreviated name: ***OAO «Lipetskcombank»***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***50.07 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

18. Full name: ***Joint-stock Company «Lipetsky Gripromez»***
Abbreviated name: ***OAO «Lipetsky Gripromez»***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's charter capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

19. Full name: ***Open joint-stock company «Kombinat KMAruda»***
Abbreviated name: ***OOO «KMAruda»***
Legal address: ***2, ul. Artema, Gubkin, Belgorod area, 309182 Russia***
Issuer's share in the profit-making organization's charter capital: ***32.89 %***
Share of the Issuer's common stock in profit-making organization: ***32.89 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

20. Full name: ***Limited-liability company «Neptune»***
Abbreviated name: ***OOO «Neptune»***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's charter capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

21. Full name: ***Open joint-stock company on gasification and operation of gas equipment of Lipetsk region «Lipetskoblgas»***
Abbreviated name: ***OAO «Lipetskoblgas»***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's charter capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's charter capital: ***no***

22. Full name: ***Open joint-stock company of energy and electrification «Lipetskenergo»***
Abbreviated name: ***OAO "Lipetskenergo"***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

23. Full name: ***Open joint-stock company «Lipetsk Generating Company»***
Abbreviated name: ***OAO "Lipetsk Generation Company"***
Legal address: ***8A, ul. Moskovskaya, Lipetsk 398600, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

24. Full name: ***Open joint-stock company «Lipetsk Energy Sales Company»***
Abbreviated name: ***OAO "Lipetsk Energy Sales Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***

Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

25. Full name: ***Open joint-stock company «Lipetsk Energy Management Company»***
Abbreviated name: ***OAO "Lipetsk Energy Management Company"***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

26. Full name: ***Open joint-stock company: "Lipetsk Power Supply Network"***
Abbreviated name: ***OJSC "Lipetsk Power Supply Network"***
Legal address: ***66, ul. Sovetskaya, Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's charter capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

27. Full name: ***Open joint-stock company «Lebedinsky mining company»***
Abbreviated name: ***OAO «Lebedinsky GOK»***
Legal address: ***Gubkin, Belgorod area 309510 Russia***
Issuer's share in the profit-making organization's charter capital: ***11.96 %***
Issuer's share in the profit-making organization's charter capital: ***11.96 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

8.1.6. Information on material transactions of the Issuer.

No material transactions with liabilities in each transaction over 10 and more per cents of NLMK's assests book value were noted upon the data taken from its financial statements for the last completed period preceeding the reporting quarter.

8.1.7. Information on the Issuer's credit ratings.

As of 31.12.2005 the following credit ratings were conferred to the Company:

#	*Company*	*Rating*	*Description*	*Date of rating*
1.	***Credit Rating Agency "Standard & Poor's", USA http://www.standardandpoors.ru/***	***BB (stable)***	***Beyond danger in short-term outlook, however higher sensibility to influence of negative changes in commercial, financial and economic conditions.***	***26.05.2005***

2.	*Credit Rating Agency "Moody's Investors Service", UK http://www.moodys.com/*	*Ba2 (stable)*	***Beyond danger in short-term outlook, however higher sensibility to influence of negative changes in commercial, financial and economic conditions.***	***24.10.2005***
3.	*Credit Rating Agency "Moody's Interfax", Russia http://rating.interfax.ru/*	*Aa2.ru (stable)*	***The Issuers or liabilities with rating Aa.ru are characterized by the highest credit ability as compared to other Issuers in the country.***	***24.10.2005***

8.2. Information on each category (type) of the Issuer's shares.

Share category: *common*
Par value of each share (rubles): *1*
Shares in circulation: *5 993 227 240*
Quantity of additional shares in the process of offering: *0*
Quantity of stated shares: *0*
Quantity of shares on balance of the Issuer: *0*
Quantity of additional shares which could be placed due to conversion of placed securities to be converted into shares or in result of discharge of obligations upon the Issuer's options: *0*

State registration numbers of share issues: *1-01-00102-A*
Date of state registration: *09.04.2004*
Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the stated above issue of NLMK's securities.

Rights given by shares to their shareholders:

Each common stock of the Company gives a stockholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General stockholders' meeting with the right to vote on all the issues within its competence both personally and through a representative;

b) to receive dividends and to get part of its property in case the Company is liquidated;

c) to sell or alienate in other way all the stocks or part thereof to other persons according to the procedure established by the current legislation;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Statute.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the stockholders – owners of the Company voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks belonging to them.

Additionally placed shares give the right to vote only after their full payment and approval of the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues the securities of which are repaid (cancelled).

There are no issues the securities of which are repaid (cancelled)..

8.3.2. Information on issues the securities of which are still in circulation.

There are no issues of bonds and options the securities of which are still circulating.

8.3.3. Information on default issues.

There are no issues of securities with the Issuer's default.

8.4. Information on a person (persons), presenting (having presented) security for bond issue.

The Issuer did not place bonds with securities.

8.5. Conditions of security of the Issuer's obligations in respect of bond issue.

The Issuer did not place bonds with securities.

8.6. Information on organizations, which register securities of the Issuer.

Registrar:
Full name: *Limited liability company "R-Stinol"*
Abbreviated name: *OOO "R-Stinol"*
Legal address: *10b, ul. 9th of May, Lipetsk, Russia*
The license for activity as a registrar of shareholders:
License No.: *10-000-1-00-292*
Issue date: *30.12.2003*
Validity: *till 30.12.2006*
Licenser: *Federal Securities Market Commission of the Russian Federation*
The date on which the register of shareholders started to be kept by the stated registrar: *04.03.2004*

8.7. Information on legislative acts regulating import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian Federation (part one) No. 146-FZ dd. 31.07.1998 (revision dd. 02.11.2004), Tax Code of the Russian Federation (part two) No. 117-FZ dd. 05.08.2000 (revision dd. 30.12.2004), Federal Law No. 173-FZ dd. 10.12.2003 "On currency control" (revision dd. 29.06.2004), Federal Law No. 39-FZ dd. 22.04.1996 (revision dd. 07.03.2004) "On securities market", Federal Law No. 208-FZ dd. 26.12.1995 (revision dd. 29.12.2004) "On joint-stock companies" are considered as legislative acts which regulate import and export of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed and being placed Issuer's securities.

Owners of the Company's stocks can receive income as dividends and income from stocks sale. Organization's income is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 «Natural persons' income tax».

Dividends.

In case of dividend payment to natural persons and organizations the Company acts as Fiscal agents, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal persons.

Organization's profit from dividends is taxed under Chapter 25 «Profit tax of organizations» of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian tax payers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (RF nationals) income tax is 9% and 30 % for non-RF nationals.

Income from stocks sales.

Legal persons.

A feature for tax base for RF nationals in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article. 284 of Tax Code of the Russian Federation).

Procedure of taxation of non-RF nationals is controlled by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon stocks sale of Russian companies, where more than 50% of assets consist of real estate at the territory of the Russian Federation as well as financial instruments being derivatives of these shares. At that income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from stocks sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF tax payers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses of acquisition, sale and storage of

securities actually incurred by a tax payer or assessed tax deduction taken to decrease securities sales income. Assessed tax deduction is not provided for natural persons being non-RF residents.

Assessed tax deduction is granted to a tax payer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer less than 3 years, then amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of natural persons being RF residents is 13 percent.

Tax rate for stated income of natural persons being non-RF residents is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to tax payer before expiration of successive tax period.

Should it be impossible to withhold calculated amount of tax from a tax payer, a Fiscal agent shall inform tax authorities in written within one month from the date of this event occurrence on impossibility to withhold and on amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states residents (natural persons or organizations) of which obtain income of the Company's shares, laid down other taxation rules and standards as compared to the same of the Russian Law, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: ***common stock***

Dividends for shares of the a/m category:

Reporting period: ***2000***

The Company did not make a decision on payment (announcement) of dividends.

Reporting period: ***2001***

The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2002.***

Dividends announced (accrued) per a share (rubles): ***312.5***

Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***

Deadline of announced dividends payment: ***up to September 25, 2003.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank"***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***1 867 255 397***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***

Dividends announced (accrued) per a share (rubles): ***0.6045***

Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 25, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***

Deadline of announced dividends payment: ***up to September 23, 2004.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***3 612 161 657***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***up to March 03, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 977 900 212***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***2004.***

Dividends announced (accrued) per a share (rubles): ***1.8 (Additionally 0.8 rubles per one common share will be paid taking into account announced interim dividends for 9 months of 2004 of 1.0 ruble)***

Total dividends announced (accrued) for shares of this category (rubles): ***10 787 809 032 (Additionally 4 794 581792 rubles will be paid taking into account announced interim dividends for 9 months of 2004 of 5 993 227 240 rubles)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***May 20, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***May 25, 2005, No. 21***

Deadline of announced dividends payment: ***up to August 18, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***4,779,074,924 (from additional payments due).***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***6 months of 2005.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***September 26, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***September 27, 2005, No. 22***

Deadline of announced dividends payment: ***up to December 25, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash are transferred to:***

- ***legal persons (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wage payment;***
- ***other natural persons (shareholders) – through «Lipetskcombank».***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5,965,092,316***

The Company did not issue bonds.

8.10. Other information.

None.

RECEIVED
2006 AUG 22 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUARTERLY REPORT

Open Joint-Stock Company "Novolipetsk Steel"

The Issuer's code: 00102-A

for I quarter of 2006

Domicile: Russian Federation

Postal address: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation.

General Director ____________________ **Vladimir P. Nastich**
(signature)

Date May " ", 2006

Director for Accounting - Chief Accountant ____________________ **Alexander A. Sokolov**
(signature)

Date May " ", 2006

Seal

Contact person: *Valery A. Loskutov*
Director for Properties and Securities Management
Phone: *(4742)-440-405*
Fax: *(4742)-442-255*
E-mail: *loskutov_va@nlmk.ru*
Web-site where this Quarterly Report is published: **www.nlmk.ru/rus/index/quarterindex.php3**

Contents

Introduction

a) Full name of the Issuer:

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-Stock Company "Novolipetsk Steel"

Abbreviation of the name:

ОАО "НЛМК"
NLMK

OJSC "Novolipetsk Steel" is hereinafter referred to as "the Issuer" or "the Company".

b) Domicile:

Russian Federation

c) Contact information:

Tel.: *(4742)-445-010*
E-mail: ***info@nlmk.ru***

d) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

e) Information on the Issuer's securities distributed:
Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***book-entry securities***
Number of securities distributed: ***5 993 227 240***
Par value (ruble): ***1***

f) Other information:

There is no other information.

The present quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and doings occurrence. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future may differ from the forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in the present Quarterly Report.

Financial information included in the present quarterly report is based on the Issuer's accounting statements compiled in accordance with Russian rules, and therefore, some discrepancy with the statements compiled as per international standards is possible.

In compiling the present quarterly report the Issuer followed solely the rules and regulations applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:
a) General Shareholders' Meeting;
б) Board of Directors;
в) Collective executive body – Management Board;
e) Single executive body – General Director.

Members of the Issuer's Board of Directors:

Oleg V. Bagrin
Year of birth: ***1974***

Nikolai A. Gagarin
Year of birth: ***1950***

Dmitry A. Gindin
Year of birth: ***1946***

Oleg V. Kiselyov
Year of birth: ***1953***

Vladimir S. Lisin
Year of birth: ***1956***

Nikolai P. Lyakishev
Year of birth: ***1929***

Randolph Reynolds
Year of birth: ***1941***

Vladimir N. Skorokhodov
Year of birth: ***1951***

Igor P. Fyodorov
Year of birth: ***1966***

Members of Management Board:

Galina A. Aglyamova
Year of birth: ***1961***

Igor N. Anisimov

Year of birth: ***1965***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***

Pavel P. Gorodilov
Year of birth: ***1957***

Anatoly N. Koryshev
Year of birth: ***1944***

Alexander I. Kravchenko
Year of birth: ***1955***

Sergey P. Melnik
Year of birth: ***1961***

Vladimir P. Nastich
Year of birth: ***1953***

Sergey V. Perekatov
Year of birth: ***1959***

Sergey A. Rakitin
Year of birth: ***1954***

Vladislav A. Smirnov
Year of birth: ***1949***

Alexander A. Sokolov
Year of birth: ***1961***

Vladimir A. Tretyakov
Year of birth: ***1960***

Viktor V. Khripunkov
Year of birth: ***1960***

Stanislav E. Tsyrlin
Year of birth: ***1968***

The Issuer's General Director:
Vladimir P. Nastich
Year of birth: ***1953***

1.2. Information on the Issuer's bank accounts.

Information on NLMK's main bank accounts as of 31.03.2006

№ n/n	Full (abbreviated) name, domicile, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702978300005037751	settlement account USD running account EUR running account
2	Closed joint-stock company "Deutsche Bank" OOO "Deutsche Bank"; 4, ul. Schepkina 129090 Moscow; INN 7702216772; BIC 44525101; Correspondent account 30101810100000000101	40702810400000000132 40702840200000000234 40702978800000000014	settlement account USD running account EUR running account
3	Closed joint-stock company "International Moscow Bank"; CJSC International Moscow Bank; 9, Prechistinskaya nab. 119034 Moscow; INN 7710030411; BIC 44525545; Correspondent account 30101810300000000545	40702810500010236805 40702840100010236806 40702978500010236802	settlement account USD running account EUR running account
4	Bank of Foreign Trade (open joint-stock company), Additional office OAO Vneshtorgbank, 43, ul. Vorontsovskaya, Moscow, 109044; INN 7702070139; BIC 44525187; Correspondent account 30101810700000000187	40702840100150000039 40702978700150000039 40702810000150000156	USD running account EUR running account settlement account
5	Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company); JSB "Gazprombank" (CJSC); bldg. 1, 16, ul. Nametkina, Moscow, 117420; INN 7744001497; BIC 44525823; Correspondent account: 30101810200000000823	40702810400000002531	settlement account
6	Joint-stock commercial bank "ROSBANK" (open joint-stock company); OAO JSB «ROSBANK»; 11, ul M. Poryvaevoy 107078 Moscow; INN 7730060164; BIC 44525256; Correspondent account 30101810000000000256	40702810500000114727 40702840900000014727 40702978500000014727	settlement account USD running account EUR running account
7	Open joint-stock company Bank of social development and construction "Lipetskcombank"; OAO "Lipetskcombank"; 8, ul. Internatsionalnaya 398600 Lipetsk; INN 4825005381; BIC 44206704; Correspondent account 30101810700000000704	40702810500000000772 40702810900000000770 40702810300000000309 40702810800000000317 40702840500000000056 40702978100000000056	settlement account settlement account settlement account settlement account USD running account EUR running account

8	*Moscow branch of OAO «Lipetskcombank»;* *2, 2nd Avtozavodskoy proezd 109004 Moscow;* *INN 4825005381;* *BIC 44579254;* *Correspondent account 30101810500000000254*	*40702810102000000015* *40702840402000000015* *40702978002000000015*	*settlement account* ***USD running account*** ***EUR running account***
9	*Bank ZENIT (open joint-stock company);* *Bank ZENIT;* *9, Banny pereulok 129110 Moscow;* *INN 7729405872;* *BIC 44525272;* *Correspondent account 30101810000000000272*	*40702810800000002393* *40702840100000002393* *40702978700000002393*	*settlement account* ***USD running account*** ***EUR running account***
10	*Closed joint-stock company "BNP PARIBAS Bank ";* *CJSC " BNP PARIBAS Bank ";* *Bldg 2, 1, Bolshoy Gnezdnikovsky pereulok, 125009, Moscow;* *INN 7744002405;* *BIC 44525185;* *Correspondent account 30101810100000000185*	*40702810500000303001* *40702840100000303002* *40702978300000303004*	*settlement account* ***USD running account*** ***EUR running account***

1.3. Information on Auditor (Auditors) of the Issuer.

The Auditor who renders services related to independent auditing of accounting and financial statements, prepared under legal requirements of the Russian Federation as well as of consolidated financial statements prepared under US GAAP:

Full name: ***Closed joint-stock company «PricewaterhouseCoopers Audit»***
Abbreviated name: ***CJSC "PwC Audit"***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(495)-967-60-00***
Fax: ***(495)-967-60-01***
E-mail: *webmaster@pwc.com*

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***5 years***
Licenser: ***RF Ministry of Finance***

Financial Statements for the following financial years have been audited by the auditor:

1. ***Auditing of the Issuer's consolidated financial statements prepared under US GAAP: 2003, 2004, 2005.***
2. ***Auditing of individual financial statements compiled under the requirements of RF legislation: 2005.***

Factors that could affect the Auditor's independence from the Issuer, including information on any material interests binding the Auditor (the Auditor's officers) with the Issuer (the Issuer's officers):
There are no factors that could affect the Auditor's independence from the Issuer or interests binding the Auditor (Auditor's officers) with the Issuer (the Issuer's officers), namely:

- ***the Auditor (the Auditor's officers) does (do) not have any share in the Issuer's chartered capital;***
- ***the Issuer did not grant any loans to the Auditor (the Auditor's officers);***

- *there is no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;*
- *there are no Issuer's officers being simultaneously the Auditor's officers.*

Procedure of Auditor appointment:
An Auditor is appointed by the General Shareholders' Meeting upon presentation of the Board of Directors. Recommendations on the Company's Auditor for the Board of Directors are prepared by the Audit Committee. Tender related to Auditor selection can be provided for. The main tender rules on the Company's Auditor appointment, in case such is held, are determined by the Audit Committee.

Information on projects executed by the Auditor in the framework of the special auditing tasks:
The Auditor did not execute any projects apart from his direct functions.

Procedure of Auditor fee definition:
The Company's Board of Directors shall define fee for Auditor's services and any other essential conditions of agreement.

Information on deferred and late payments for the Auditor's services:
There are no deferred and late payments for the Auditor's services.

1.4. Information on Appraiser.

The Issuer did not enlist services of an Appraiser (Appraisers) regarding securities issue, information on which is presented in this Quarterly Report.

1.5. Information on the Issuer's advisers.

The Financial Adviser who renders consulting services on securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***CJSC "Renaissance Capital"***
Domicile: ***4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia***
Tel: ***(495)-258-77-77***
Fax: ***(495)-258-77-78***
Web-site in the Internet used by the financial adviser to disclose information on the Issuer: ***www.rencap.com***

Data on licenses, permitting professional activity in the securities market:

License of the securities market participant for brokerage
License No.: ***177-05370-100000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on Securities Market***

License of the securities market participant for dealing
License No.: ***177-05386-010000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on Securities Market***

Services rendered by the Advisor:

- *assistance to the Issuer in preparation of the prospectus;*
- *verification of authenticity and completeness of all information in the Prospectus, with the exception of information, confirmed by the Auditor;*
- *attestation of the Prospectus as well as documentation that might be deemed necessary for the Issuer in order to arrange circulation of shares with traders;*
- *consultations on issues related to preparation of the Prospectus, any other documentation pertained to arrangement of shares circulation and the Issuer going through listing procedure;*

Services being rendered by the Advisor

- *consultations on issues related to the Issuer's information disclosure in the securities market and monitoring over discharge of the Issuer's liabilities pertaining to information disclosure in the securities market according to the requirements of the Federal Authority on Securities Market.*

1.6. Information on other persons who signed this Quarterly Report.

There are no such persons.

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indices of the Issuer's activity.

Indice	as of 31.12.2001	as of 31.12.2002	as of 31.12.2003	as of 31.12.2004	as of 31.12.2005	as of 31.03.2006
Net assets, thousand rubles	*29 773 467*	*44 873 649*	*65 172 684*	*105 390 490*	*129 770 059*	*144 821 322*
Debt capital to capital and reserves ratio, %	*19,3%*	*9,2%*	*9,8%*	*8,3%*	*6,9%*	*5,5%*
Short-term liabilities to capital and reserves ratio, %	*19,0%*	*9,0%*	*8,7%*	*7,4%*	*6,0%*	*4,6%*
Cover of payments of debt service (coefficient)	*4*	*6*	-*	-*	-*	-*
Outstanding debt level, %	*7,0%*	*4,4%*	*5,9%*	*2,5%*	*0,9%*	*0,9%*
	2001	2002	2003	2004	2005	Q1 2006
*Share of dividends in proceeds**, %*	-	*12,4%*	*16,1%*	*21,6%*	-	-
Short-term accounts receivable turnover (times per period)	*5,76*	*8,22*	*9,58*	*11,46*	*8,32*	*1,80*
Labour productivity, thousand rubles per person	*759,6*	*1 151,4*	*1 830,8*	*3 199,9*	*3 076,1*	*719,2*
Depreciation to proceeds ratio, %	*1,5%*	*1,5%*	*1,3%*	*1,0%*	*1,7%*	*2,1%*

Notes: * *in 2003-2005 and Q1 2006 NLMK did not have any loans or credits*

** *These indices have been calculated as a result of each complete financial year upon annual dividend amount approval by NLMK's General Shareholders' Meeting.*

For calculation of the a/m indices methods recommended by the Provision on Information Disclosure by Securities Issuers approved by RF FSFR Resolution Nr. 05-5/пз-н dd. March 16, 2005.

Analysis of the a/m indices dynamics attests the stable financial performance and solvency of the Issuer in view of stable net assets growth, growth of its equity capital and its share in funding.

<u>Net assets</u> amount as of 30.09.2005 increased by 5.3% as compared to the respective indice as of 30.06.2005, which is primarily accounted for by the decrease in the Issuer's liabilities (payment of dividends for 2004). Monetary funds and short-term financial investments as well as construction in progress and advance payments issued for non-current assets increase occurred simultaneously.

51% – as of 31.12.2002 related to the level of 31.12.2001, which is caused by:

- ***reduction of the Company's short-term liabilities (note loan repayment);***

- *growth of construction in progress, long-term financial investments as well as cash increase due to equity capital growth;*

45% – as of 31.12.2003 related to the level of 31.12.2002, which is related to short-term financial investments increase, growth of short-term accounts receivable and resources due to equity capital increase;

62% – as of 31.12.2004 related to the level of 31.12.2003, which is primarily caused by long-term financial investments increase (investments in subsidiaries), growth of short-term financial investments (short-term currency deposits) and fixed assets growth due to equity capital growth.

23% – as of 31.12.2005 related to the level of 31.12.2004, which is caused by the growth of equity capital, which is assigned to financing of fixed and current assets.

Net assets amount as of 31.03.2006 increased by 11.6% as compared to the respective index as of 31.12.2005, which is primarily caused by the increase in cash and long-term financial investments at the expense of the Company's surplus earnings of the Company.

The Company's net assets value exceeds its chartered capital value (by 24 times) with is evidence of the Company's stable financial performance.

Dynamics of the index "<u>short-term liabilities to capital and reserves ratio</u>" basically coincides with the dynamics of "<u>debt capital to capital and reserves ratio</u>", because short-term liabilities account for main debt capital amount. These indices were slowly decreasing within 2001-2005. This positive tendency results from the Company's stable equity capital increase at the expense of its surplus earnings. Moreover, the amount of loan capital (note loan repayment) decreased in 2002.

Insignificant increase of the index "debt capital to capital and reserves ratio" as of 31.12.2003 (up to 9.8%) is related to the Issuer's accounts payable increase and long-term liabilities growth. Long-term liabilities increase is caused by deferred tax liabilities reflection in the Issuer's statement in accordance with new RF Accounting Rules).

In QI 2006 the trend for decrease of the indices "debt capital to capital and reserves ratio" and "short-term liabilities to capital and reserves ratio" continued: as of 31.03.2006 they amounted to 5,5% and 4,6%, respectively. It is primarily accounted for by equity capital increase at the expense of surplus earnings and by certain decrease of short-term liabilities.

The current indices attest to low dependence of NLMK on loan funds.

<u>NLMK's outstanding debt level</u> is quite insignificant. As of 31.03.2006 the share of outstanding dept in the Company's total debt was only 0,9%, which is evidence of the Company's stable financial performance and debt repayments without delays.

<u>Short-term accounts receivable turnover</u>

Short-term accounts receivable turnover accelerated within 2001 – 2004.

Accounts receivable turnover in 2002 increased (to 8.22 fold per year) regarding the 2001 index as a result of significant sales increase (+43%).

In 2003 the index of accounts receivable turnover increased as compared to 2002 and amounted to 9.58. Accounts payable turnover ratio increase was facilitated by sales proceeds growth (+41%) outrunning the growth of the average amount of accounts receivable (+21).

The index of accounts receivable turnover in 2004 increased significantly (up to 11.46 fold per year) regarding the 2003 index as a result of significant sales proceeds growth (+68%) upon accounts receivable growth by 38%.

In 2005 accounts receivable turnover ratio decreased regarding the 2004 index (down to 8,32), which resulted from the average amount of accounts receivable growth (+30) against the background of sales proceeds decrease (-5%).

In QI 2006 accounts receivable turnover ratio amounted to 1,80, which is a lower index as compared to QIV 2005 (2,15). The turnover deceleration was caused by sales proceeds decrease (-16% as compared to QI 2005).

<u>Labor productivity</u> index for the period 2001-2004 was increasing. The main factor for labor productivity increase was sales proceeds growth. Moreover, the Company cut back its staff.

That is, in 2002 labor productivity increased by 52%;

in 2003 labor productivity increased by 59%;

in 2004 labor productivity increased by 75%.

In 2005 the labor productivity index dwindled by 4% as a result of sales proceeds decrease (-5%) as compared to 2004.

In QI 2006 the Company's personnel labor productivity amounted to 719,2 thousand ruble /person, which is lower than the level of QI 2005 by 16%. It has resulted from sales proceeds decrease (-16% as compared to QI 2005).

Depreciation to proceeds ratio

Over the period 2001 – 2005 the depreciation to proceeds ratio didn't fluctuate much and didn't exceed 1,7%.

In 2005 depreciation increased as compared to 2004 (from 1,0% to 1,7%). It is accounted for by increased amortized deductions in 2005 as a result of upgraded facilities commissioning on the one hand, and proceeds decrease (-5%) as compared to 2004, on the other part.

In QI 2006 the depreciation to proceeds ratio amounted to 2,1% (in QI 2005 – 1,4%), which is accounted for by increased amortized deductions (+22%) as compared to QI 2005 and proceeds decrease (-16% as compared to QI 2005).

2.2. The Issuer's market capitalization.

The Issuer's total shares outstanding – 5 993 227 240.

Since November 23, 2004, NLMK's common stock was listed on "OAO RTS Exchange Market"(ticker symbol - NLMKG).

The value of NLMK capitalization as of 30.12.2005 calculated on the basis of the Exchange data as the product of the common stock quantity to averaged common stock price, calculated on the basis of 10 major transactions conducted in December 2005, amounted to 254 524 449 823.

The value of NLMK capitalization calculated on the basis of the Exchange data, as the product of the common stock quantity to averaged common stock price, determined in accordance with the Calculation procedure of market price for issued securities as well as investment shares of unit investment trusts, admitted to circulation with traders, approved by Resolution of Russian Central Bank Financial Committee (FKZB) No.03-52/nc dd. 24.12.2003, amounted to:

- *as of 30.12.2005 - 245 446 388 657 rubles;*
- *as of 31.03.2006 - 357 724 226 959 rubles.*

Starting from January 14, 2005 NLMK's common stock (ticker symbol – NLMK) was included into quotation list "B" of Securities List ("Classical shares market") admitted to trading at NP "RTS Stock Exchange".

The value of NLMK capitalization as of 30.12.2005 calculated on the basis of the Partnership data as the product of the common stock quantity to averaged common stock price, calculated on the basis of 10 major transactions conducted in December 2005, amounted to USD 8 676 694 737.

The value of NLMK capitalization calculated on the basis of the Partnership data, as the product of the common stock quantity to averaged common stock price, determined in accordance with the Calculation procedure of market price for issued securities as well as investment shares of unit investment trusts, admitted to circulation with traders, approved by Russian Central Bank Financial Committee (FKZB) No.03-52/nc dd. 24.12.2003, amounted to:

- *as of 30.12.2005 - 256 375 577 920 rubles;*
- *as of 31.03.2006 – 320 453 365 602 rubles.*

From November 5, 2003 to January 28, 2005 information on indicative quoting of the Issuer's common stock was presented on "RTS Board" (ticker symbol – nlmk), though as this information is not an official securities quotation, it cannot be used for calculation of market capitalization of the Company.

In December 2005 NLMK's common stock was admitted to trading on London Stock Exchange as Global Depositary Shares.

Since April 6, 2006 NLMK's common stock began to be traded in International Interbank Stock Exchange (ticker symbol – NLMK, code ISIN– RU0009046452), included in the Unofficial List of IISE in accordance with the Rules of listing, admission to distribution and circulation of securities and the Rules of securities trading.

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

The total of NLMK's accounts payable as of 31.12.2005 amounts to 7 793 345 thousand rubles, including overdue – 79 503 thousand rubles.

The structure of NLMK's accounts payable as of 31.12.2005

rubles

Liabilities	*Maturity date*	
	To one year	*Over one year*
Accounts payable to suppliers and contractors	*2 532 996 910*	-
inclusive: overdue	*78 729 384*	-
Salaries and wages	*278 912 715*	-
inclusive: overdue	-	-
Arrears to the budget and off-budget funds	*1 223 665 855*	-
inclusive: overdue	-	-
Credits	-	-
inclusive: overdue	-	-
Loans, total	-	-
inclusive: overdue	-	-
inclusive: bonded loans	-	-
inclusive: overdue bonded loans	-	-
Other accounts payable	*3 753 675 780*	*4 093 277*
inclusive: overdue	*773 394*	-
Total	*7 789 251 260*	*4 093 277*
inclusive: total overdue	*79 502 778*	-

Creditors accounting for not less than 10 percent of the total accounts payable amount as of 31.12.2005:

1. Full company name: ***Limited-Liability Company Trade House NLMK***
Abbreviated name: ***LLC Trade House NLMK***
Domicile: ***Russia, 109240, Moscow, Kotelnicheskaya nab., 1/15, Bldg.B***
Accounts payable amount: ***875 068 thousand rubles***
incl.:
overdue accounts payable: ***none***

LLC Trade House NLMK is the Issuer's affiliated company.
Issuer's share in the affiliated company's chartered capital: ***100 %***
Affiliated Company's share in the Issuer's chartered capital: ***none***

The total of NLMK's accounts payable as of 31.03.2006 amounts to 6 637 157 thousand rubles, including overdue – 69 991 thousand rubles.

The structure of NLMK's accounts payable as of 31.03.2006

rubles

Liabilities	*Maturity date*	
	To one year	*Over one year*
Accounts payable to suppliers and contractors	*1 963 453 848*	-
inclusive: overdue	*68 735 672*	-
Salaries and wages	*282 339 036*	-
inclusive: overdue	-	-
Arrears to the budget and off-budget funds	*952 296 119*	-
inclusive: overdue	-	-
Credits	-	-
inclusive: overdue	-	-
Loans, total	-	-
inclusive: overdue	-	-
inclusive: bonded loans	-	-
inclusive: overdue bonded loans	-	-
Other accounts payable	*3 434 069 516*	*4 998 035*
inclusive: overdue	*1 254 964*	-
Total	*6 632 158 519*	*4 998 035*
inclusive: total overdue	*69 990 636*	-

NLMK's accounts payable as of 31.03.2006 do not incorporate creditors accounting for not less than 10 percent of the total accounts payable.

There are no obligations unfulfilled by the Issuer as of the date of complete reporting period end and making up 5 % or more of the Issuer's assets book value as of the end of the complete reporting quarter preceding the last reporting quarter end.

Overdue accounts payable as of 31.12.2005 and 31.03.2006 represent accounts payable to certain contractors which arose in the course of commercial relations and was being repaid within the terms agreed by the parties.

The risk of imposing of fines and sanctions as well as interest on default obligations is estimated as low by the Issuer.

2.3.2. The Issuer's credit history.

Over the latest five completed financial years and as of the reporting quarter closure, no loans were taken under the credit agreements in force. No loan agreements have been concluded, therefore no loans have been taken.

2.3.3. The Issuer's commitments on security to third parties.

thousand rubles

	For 2001	*For 2002*	*For 2003*	*For 2004*	*For 2005*	*For Q 1 2006*
Commitments on security to third parties, total	*2 720 114*	*526 941*	*1 782 194*	*1 011 632*	*415*	-

There were no liabilities for security to third parties in the reporting quarter inclusive of guarantee or pawn being not less than 5 percent of the Company's assets book value.

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the reporting quarter closure.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not raise funds by distribution of securities.

2.5. Risks related to acquisition of distributed (being distributed) issuing securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's main activity and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as metal products manufacturer and seller. Industry risk factors in this field include:

- *volatility of prices for purchased materials, which can cause rise in the prices of produced goods;*
- *breach of obligations on the part of materials suppliers – regarding the composition and quality of raw materials;*
- *intra-sector competition, caused by high concentration of steel producers;*
- *macroeconomic risks in foreign and domestic markets, including economic growth rates, investment expectations and prices in energy supply markets;*
- *higher tariffs, quotas and other trade restrictions in major export markets;*
- *aggravation of competition on the part of producers in the markets of developing countries, in including steelmaking companies of China, Brazil and India;*
- *risks associated with restructuring of the sector, caused by consolidation trends;*

In case the above listed risks appear, the Company will have to adjust its activity accordingly.

2.5.2. Country and regional risks

The Issuer operates in the Russian Federation. Taking into account the current economic and political situation in Russia, country risks are quite insignificant for NLMK.

NLMK and its subsidiaries have established an efficient system of cooperation between mining, steelmaking and transport sectors, main production facilities are located within 1,500 km from NLMK's key Russian consumers, in close vicinity from all major roads.

Risks associated with possible wars, emergencies and strikes are practically nonexistent, as the Issuer operates in economically and socially stable regions.

There are no geographical risks for NLMK as well.

2.5.3. Financial risks

Currency risks

Being an export-oriented enterprise, the Issuer faces currency risks, which can affect its performance.

Taking into account the situation at the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) dynamics of the main currencies. Actions are taken to diversify export proceeds currency structure.

Interest escalation risk

The share of borrowed funds in NLMK's structure is quite insignificant at the moment. Therefore, the risks associated with interest escalation are negligible. If NLMK decides to use borrowed funds to finance its day-to-day operation and investment projects, its high solvency will decrease borrowings value for the Company in future.

Risk of liquidity deterioration

In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. NLMK's credit rating, the highest among Russian steelmakers, has positive effect on the level of risks associated with the Issuer's liquidity.

2.5.4. Legal risks

Risks, associated with changes in currency and tax legislation and changes in customs clearance rules and duties, would significantly affect the Issuer's performance.

For the reporting period there haven't been any material changes in legislation or court practice, governing legal relationship in the field of licensing, in particular, licensing of the Issuer's principal activity or licensing of user rights for objects, the use of which is limited.

At the moment there are no legal actions, which could affect the Company's performance in the field of licensing.

There are no risks associated with prolongation of the Issuer's license for certain activities or use of objects, the use of which is limited.

2.5.5. Risks associated with the Issuer's activity

The main part of the Issuer's licenses for major activities is valid till 2006 and further on. The risk related to failure to prolong these or other licenses is extremely low.

Subsidiaries and affiliated companies of NLMK are liable for their financial performance and risk management.

III. Detail information on the Issuer.

3.1. Issuer's history and development.

3.1.1. Information on the Issuer's company name.

Full name of the Issuer.

Открытое акционерное общество "Новолипецкий металлургический комбинат"
Open Joint-Stock Company "Novolipetsk Steel"

Abbreviated name.

ОАО "НЛМК"
NLMK

The Company is entitled to use the trade mark "STINOL" registered as stated by the Russian Law (information on trade mark registration is given in clause 4.4.).

Information on changes in the Issuer's company name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order
NLMK
Introduced on: *14.03.1984*
Basis for changes: ***Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR "On perpetuation the memory of Yury V. Andropov".***

2. Novolipetsk Iron & Steel Corporation
NLMK
Introduced on: *28.01.1993*
Basis for changes: ***Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 "On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation".***

3. Current name was introduced on 12.08.1998
Basis for changes: ***Decision made at Annual Shareholders' Meeting dd. August 1, 1998 (Minutes No. 9) on approval of the redrafted Company's Charter.***

3.1.2. Information on state registration of the Issuer.

State registration number: *5-Г*
State registration date: *28.01.1993*
Registrator: ***Administration of Levoberezhny district of the city of Lipetsk***

Legal entity's state registration number: ***1024800823123***
Registration date: *09.07.2002*
Registrator: ***Inspection of MNS of Russia in Central district of the city of Lipetsk***

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 "On measures aimed at

conversion of state enterprises, voluntary associations of state enterprises into joint stock companies" state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by resolution of Lipetsk Region State Property Management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of Lipetsk No. 50 dd. 28.01.1993.

The Company has been established for uncertain period of time.

The purpose of enterprise privatization is to increase efficiency of national economy by transition from planned economy to market economy. In transition to market economy the following decisions have been made by the Company:

- *on optimization of organizational structure and management system of production and auxiliary divisions;*
- *on improvement of raw materials supply system, fuel procurement, product sales and marketing services;*
- *on development and approval of Technical Upgrade and Development Program.*

Today NLMK is a large state-of-the-art company with highly developed and coordinated production, the products of which are exported to dozens countries of the world.

NLMK's plans include steady increase of high-end production, solution of various environmental problems at all upstream and downstream production stages, production of advanced technology products which meet constantly raising demands of customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***

Domicile of the Issuer's executive body:

2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:

Tel: ***(4742)-445-010***

Fax: ***(4742)-441-111***

E-mail: ***info@nlmk.ru***

Web-site with information on the Issuer and his securities issued and/or being issued: **www.nlmk.ru**

Domicile of the Issuer's division for cooperation with shareholders and investors - *Property and Securities Management Division:* ***2, pl. Metallurgov, Lipetsk 398040 Russia***

Tel: ***(4742)-444-989***

Fax: ***(4742)-442-255***

E-mail: ***duniicb@nlmk.ru***

Web-site: ***none***

3.1.5. Taxpayer Identification Number (INN)

4823006703

3.1.6. The Issuer's branches and representative offices.

1. Name: ***Far East Branch "NLMK-DV"***

Domicile: ***111, ul. Svetlanskaya, Vladivostok, Russia***

Date of opening: ***1.08.1994***

Manager: ***Igor N. Kostyukov***

Power of Attorney validity: ***31.12.2006***

2. Name: ***Representative office of OJSC "Novolipetsk Steel" in Moscow***
Domicile: ***Bldg. B, 1/15, Kotelnicheskya naberezhnaya, Moscow***
Date of opening: ***28.02.2002***
Manager: ***Anton A. Bazulev***
Power of Attorney validity: ***31.12.2006***

3. Name: ***Representative office of OJSC "Novolipetsk Steel" in Novokuznetsk***
Domicile: ***133, ul. Kirova, Novokuznetsk, Russia***
Date of opening: ***14.07.2004***
Manager: ***Vasily I. Serdtsev***
Power of Attorney validity: ***31.12.2006***

3.2. The Issuer's core activity.

3.2.1. The Issuer's sectoral affiliation

Codes of the Issuer's activities within the sector according to All-Russian Code of Foreign–Economic Activity (OKVED):

Code	*Description*
27.17	*Production of cold rolled steel flats without and with protective coatings*
23.10	*Production of coke*
24.14.2	*Production of other organic chemical products which are not entered into any other group of products*
24.15	*Production of fertilizers and nitrogen compounds*
27.11	*Production of pig iron and blast furnace ferroalloys*
27.14	*Production of steel*
27.15	*Production of semi-finished products (slabs) for further rolling*
27.16.2	*Production of hot rolled steel flats*
27.22	*Production of steel pipes and fittings*
27.33	*Production of roll-formed steel sections*
28.63	*Manufacture of locks and hinges*
28.71	*Production of metal drums and similar reservoirs*
29.51	*Manufacture of machinery and equipment for steel industry*
31.62.9	*Services rendered for erection, repair and maintenance of other electric equipment which is not entered into any other group of products*
34.30	*Production of parts and components for cars and car motors*
36.22.1.	*Production of technical items with use of precious metals*
37.10.1	*Waste and ferrous scrap processing*
40.10	*Production, transmission and distribution of electric energy*
40.10.5	*Provision of electric mains serviceability*
40.20.2	*Distribution of gas fuel*
40.30	*Production, supply and distribution of steam and hot water (heat energy)*
45.21.1	*Civil works for buildings construction*
45.31	*Electric installation work*
51.70	*Other wholesale trade*

52.11	*Retail trade in non-specialized stores principally of foodstuffs, including beverages and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
52.31	*Retail trade of pharmaceutical products*
55.12	*Operation of hotels without restaurants*
55.51	*Operation of canteens located at the plants and institutions*
60.10.2	*Operation of industrial railroad transport*
60.23	*Operation of other inland passenger transportation*
60.24	*Operation of freight transportation*
63.11	*Logistics of cargo*
63.12	*Storage and warehousing*
63.21.1	*Other auxiliary operation of railroad transport*
64.20.1	*Operation of telephone communications and document transmittal communications*
70.32.1	*Management of housing stock*
74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
74.60	*Investigations and security services*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*
85.11	*Operation of patient care institutions*
85.13	*Dental practice*
85.20	*Veterinary activity*
92.13	*Movies demonstration*

3.2.2. The Issuer's core activity.

The Issuer operates in the Russian Federation.

NLMK's core industrial activity is production and sales of steel products. The Company is oriented at production of high-quality hot-rolled and cold-rolled flats. Moreover, the Company produces steel semi-finished products (slabs).

Profit share from such activity constitutes almost 100% of the total profit from sales of products, goods, services.

Proceeds share from the sales of steel products in the Company's total earnings amounted to:*

in 2001 – 96.8%

in 2002 – 97.1%

in 2003 – 97.2%

in 2004 – 96.5%

in 2005 – 96.1%

in 2006 – 97.0%.

Proceeds from sales of steel products (F.No.2 p.011):

in 2001 – 36 021 119 thousand rubles, decrease to 2000 – by 6%,

in 2002 – 51 755 539 thousand rubles, growth to 2001 – 44%,

in 2003 – 72 955 744 thousand rubles, growth to 2002 – 41%,

in 2004 – 121 721 093 thousand rubles, growth to 2003 – 67%,

in 2005 – 114 633 239 thousand rubles, decrease to 2004 – 6%,

in QI, 2006 – 27 086 070 thousand rubles.

Proceeds from sales of steel products in QI 2006 decreased as compared to QI 2005 by 16%. Profit decrease was mainly caused by lower prices for NLMK's products in QI 2006 as compared to QI 2005.

The Issuer's sales proceeds are affected by the following factors: physical sales volumes and sales structure, current prices in sales markets, national currency exchange rate.

The impact of these factors is described in clause 4.1.2. of this quarterly report.

The Issuer's activity has slight seasonal nature related to decrease of steel products consumption in winter. However, the influence of this seasonal nature upon the Issuer's financial performance is not significant.

---

* - *The Issuer's proceeds share from its core activity in the total earnings is calculated according to the formula: p.011 f.2 / p.010 f.2.*

3.2.3. Main types of products (works, services).

Main types of products (works, services) providing not less than 10% of NLMK's sales volume (proceeds):

Product type	*2001*	*2002*	*2003*	*2004*	*2005*	*QI 2006*
	Product-wise distribution of proceeds within the total earnings, %					
Slabs	*22,1*	*26,4*	*24,2*	*33,0*	*25,2*	*24,6*
Hot-rolled stock	*28,1*	*22,8*	*23,1*	*21,2*	*23,1*	*21,4*
Cold-rolled stock	*23,1*	*22,8*	*23,0*	*19,5*	*21,6*	*19,2*
						million rubles
Proceeds from sales of goods, products, works, services (after VAT, excises and similar obligatory payments) (p.010 Form No.2 "Profit and loss statement")	*37 221*	*53 297*	*75 026*	*126 181*	*119 345*	*27 930*

Notes:

- *hot-rolled stock includes hot-rolled pickled flats and TU 14-106-321-88;*
- *cold-rolled stock does not include electrical steel and coated flats.*

Overall cost composition of NLMK's output

Cost category	*2005*	*QI 2006*
Raw materials and materials, %	*68,418*	*65,036*
Purchased components and semi-finished products, %	*0,584*	*0,335*

Outsourcing, %	*2,867*	*2,171*
Fuel, %	*7,090*	*8,631*
Energy, %	*4,352*	*5,090*
Salaries and wages, %	*7,315*	*8,009*
Interest on credits, %	-	-
Rent, %	*0,011*	*0,034*
Social security tax, %	*1,836*	*2,064*
Fixed assets depreciation , %	*2,657*	*3,145*
Taxes included into the products cost value, %	*0,860*	*0,790*
Other costs, %	*4,010*	*4,695*
intangible assets depreciation, %	*0,001*	-
rewards for innovations, %	*0,112*	*0,161*
obligatory insurance payments, %	*0,159*	*0,172*
hospitality costs, %	*0,004*	*0,002*
other, %	*3,734*	*4,360*
Total: cost of products (works, services) production and sales, %	*100*	*100*
Products (works, services) cost, thousand rubles	*73066906*	*17787536*
For reference: proceeds from sales of products (works, services), % to cost	*162,7*	*156,4*

Information on new significant types of products (works, services) as well as on their development is not available to the public for the purpose of maintaining the Issuer's competitive advantages.

Accounting of receipts and expenditures on the common activities is effected in accordance with Accounting Rule 1/98 "The Company's accounting policy", Accounting Rule 9/99 "The Companies' profit" and Accounting Rule 10/99 "The Companies' expenses".

The cost composition of NLMK's output was determined in accordance with Accounting Rule 10/99 "The company's expenses" (the RF Ministry of Finance Order Nr. 33н dd. 6.05.1999), guidelines on planning, formation and calculation of expenditures for production and sales of products (works, services) of steelmaking enterprises, as well as accounting policy of NLMK for the purposes of accounting.

3.2.4. The Issuer's raw materials and suppliers.

For its production (to maintain production processes) NLMK purchases the following raw materials: iron ore, coal concentrate (coking grades), coke, scrap, ferroalloys, non-ferrous metals and fluxes.

The Company's own raw materials supplies

NLMK is a vertically integrated holding which incorporates mining enterprises, which to a considerable degree provide for the Company's demand for steelmaking raw materials.

NLMK is a major shareholder of the mining company OJSC "Stoilensky GOK" which is the third largest Russian iron ore producer - by extraction volumes and explored reserves. NLMK's advantageous geographical location in respect to the main Russian iron ore deposit (Kursk Magnetic

Anomaly) allows to minimize the costs of iron ore transportation to the Company.

To eliminate the risks related to coking coals and coal concentrate supply in 2005 NLMK purchased the subsoil area Zhernovsky-1 of Kuznetsk coal basin. The preparation stage of the deposit development is underway, which will enable to meet about 50% of the Company's demand for coal concentrate.

NLMK's demand for coke is satisfied by its own Coke Plant by 80-90%.

NLMK's demand for fluxes is fully satisfied by its subsidiaries – OJSC "Stagdok" (Lipetsk) and OJSC "Dolomite" (Lipetsk region, Dankov).

<u>Other raw materials sources and suppliers</u>

Coal concentrate for the Company is supplied from Kuznetsky, Pechersky and Yuzhno-Yakutsky coal basins.

The remaining 10-20% of the coke demand is satisfied by the Company's purchase of raw materials from such producers as Altaisky KHZ, Kemerovsky KHZ, Moskovsky KGZ and Yasinovsky KHZ (Ukraine). In QI 2006 the Company purchased coke from OJSC "Altai-koks".

The main iron ore source is ferruginous quartzites deposit of Kursk Magnetic Anomaly. Sinter ore and iron ore concentrate is supplied by OJSC "Stoilensky GOK" and OJSC "Kombinat KMAruda". OJSC "Stoilensky GOK" supplies about 80-90% of all concentrate.

The Company is fully self-sufficient in its supply of sintering ore and iron ore concentrate, NLMK purchases pellets in the domestic market, in particular from OJSC "Lebedinsky GOK".

The Company's scrap demand is satisfied mainly by Secondary Non-ferrous Metals of the RF central region.

The Company's demand for main types of manganese ferroalloys is mainly satisfied by OJSC "Zaporozhsky plant of ferroalloys"" (Ukraine), OJSC "Nikolsky plant of ferroalloys" as well as OJSC "Alapaevsky Iron and Steel Works" (Russia).

Major non-ferrous metals used in steel-making process are aluminum and zinc. The demand for aluminum is satisfied by OJSC "Bratsky aluminium plant" (Russia, Irkutsk region), demand for secondary aluminum is satisfied by secondary metals production enterprises of the Central Region of the Russian Federation. Zinc is supplied by OJSC "Chelyabinsk zinc plant", OJSC "Electrozinc"(Russia, Vladikavkaz).

Price trends in the reporting period

<u>Iron ore.</u>

Quarterly increase in iron ore purchase prices in 2005 as compared to the level of 2004 accounted for about 30% (yearly average).

Iron ore prices in the domestic market were increasing during the first half of 2005 and reached their maximum in the second quarter of 2005. High prices for iron ore were caused by the increased demand in the domestic and global markets, significant increase of prices under long-term contracts for supply of iron ore in the global market, as well as soaring Chinese economy. However, in the second half of 2005 the export steel products market experienced downturn and storages were overfilled with finished products of domestic iron ore producers. It resulted in surplus conditions, while the demand was also at the low level. As a result, during the second half of 2005 the prices went down to the level of QII 2004.

Over QI 2006 purchase prices for iron ore were gradually falling and reached their minimum in March 2006, as compared to QI 2005 the quarterly decrease amounted to 39%.

Price decline in Russian iron ore markets in QI 2006 was caused by stagnation in the domestic market of steel products; slight recovery n the global market of steel products at the end of QI 2006 had little effect upon the status quo in the iron ore domestic market.

In QI 2005 the situation was developing in the opposite way – the upsurge of the global steel products market, as well as high demand for iron ore on the part of domestic and foreign steelmakers, encouraged higher prices.

Coal concentrate

On the threshold of 2005 coking coals demand and supplies as a main compound of coke production became pointed. It happened due to strained situation in 2004 in world coke market (fully dictated by China as a major supplier of this raw material), as well as due to high demand and shortage of sea ships for transportation of big coal lots in the world. Because of slow growth of coking coal prices during 2004 as compared to growth of steel prices average weighted purchasing price for coal concentrate for NLMK sharply went up already at the beginning of 2005.

Step-by-step decline of domestic prices for coals started in March 2005 (due to high supply with stabilized demand) with further their sharp falling at the beginning of the second half of the year (due to worsening of finished steel market conditions and saturation of consumers with coke) adjusted greatly domestic coal purchasing prices by the end of 2005 towards their reduction. As a result by the end of 2005 average weighted purchasing prices for coal concentrate for NLMK practically reached the level of that of the 2004 end. They were significantly lower at the end of the first half of 2005.

The Russian market showed further lowering of prices for coal concentrate in the QI 2006 related to moderate activity of steel-makers and quite high supply mainly due to excess of coal supply (apart of high quality ones) in the world market in QI 2006 and high supply of cheap coke from PRC which resulted in decrease of coke export from CIS countries and respectively to decrease of demand for coking coals from domestic coke plants. The listed factors contributed to decrease of purchasing prices for coking coals for NLMK in the QI 2006 by 32% as compared with average price in the QI 2005.

Coke

During 2005 and the first quarter 2006 CIS domestic and world coke prices went down. One of the factors that caused decrease of coke prices in CIS was significant reduction of coke export from CIS in 2005 due to extremely unfavorable situation in the world steel market resulted from decrease in production of majority of steel-making companies.

In January – April 2005 the price significantly reduced. In May – July the Company did not purchase coke due to decrease in pig iron production. Within this period Novolipetsk Steel fully covered its demand for this type of raw material at the expense of in-house coke production.

In August purchases resumed (due to commissioning of BF 5 after its major overhaul), prices maintained their decline supported by descending pricing tendency for coke in the world market as a result of increased supply of coking coals.

The stated above factors results in coke price double decreasing during 2005 of the price at the end of 2004.

During the QI 2006 coke prices kept going down. One of the reasons for coke price going down in CIS was continuation of coke export from CIS during that period due to unfavorable situation in the world market (resulted from reduction in output of majority steel-making companies), as well as high level of supplies of cheaper Chinese coke.

During QI 2006 Russia showed balance of demand and supply in coke market. It was contributed by low demand in the foreign markets. As a result decrease of purchasing prices for NLMK in QI 2006 accounted for 33% of average prices of QI 2005.

Scrap

A tendency of purchasing scrap prices for NLMK repeatedly changed within 2005.

In QI 2005 purchasing scrap prices for NLMK grew over 10% as compared to the price in QI 2004 at first. At that time companies increased prices to replenish supplies spent during the winter.

During the following 3 months sheer fall in quotations took place and the quotations hit their bottom values at the beginning of the second half of 2005. Falling of prices within that period was conditioned by seasonal growth of scrap supplies and excess of scrap supply against a background of demand from steel-making companies related to unfavorable metal market conditions within the stated period.

Starting from August 2005 pricing tendency in the scrap market changed vice versa with the same up-tempo of growth as was of decline. The reason for that was increase of scrap volume purchased by the Company due to necessity to provide a winter reserve.

Long period of prices decline till the end of the year followed price growth in August – September. It was contributed both by high demand for scrap in the Russian market and uncompleted world price growth in the 4Q which wasn't typical.

The main factor that influenced scrap quotations in the domestic market in QI 2006 was seasonal change of scrap demand from steel-making companies.

Worsening of weather at the beginning of 2006 significantly reduced scrap supplies to steel-making companies. During that period they spent the major portion of accumulated supplies for the winter season. Resulted acute deficit of scrap supplies significantly increased purchasing scrap prices.

Supportive influence over domestic scrap prices was made by high level of demand for Russian scrap in foreign markets.

In aggregate the listed above factors resulted in growth of purchasing scrap prices for NLMK in QI 2006 by 12% as compared to average prices of QI 2005.

Ferroalloys

In 2005 average purchasing prices for NLMK for ferroalloys were lower 16% in average per year than purchasing prices for ferroalloys in 2004. During 2005 step-by-step decreasing of prices for ferroalloys was conditioned by the situation in the Russian and the Ukrainian markets of manganese ferroalloys, where a significant excess o supply with simultaneous falling of demand was noted in the conditions of overproduction. In 3Q05 strong growth of purchasing prices was noted but it turned out to be short and by the end of 2005 the prices backed to the same low level.

In QI 2006 average purchasing prices for NLMK went down 10.7% in average per quarter as compared to average purchasing prices in QI 2005 due to significant decline of ferroalloy prices started in 2005 and continued in QI 2006. Slight strengthening of prices for ferroalloys in Russia and in the world was demonstrated only by the end of March 2006.

Non-ferrous metals

The main reference point for pricing by manufacturers of non-ferrous metals required by NLMK for its production are quotation for corresponding metals at the London Metals Stock Exchange (LMSE).

In 2005 average purchasing prices for aluminum for NLMK exceeded the price level of 2004. It was caused by growth of aluminum purchasing prices at the end of the year against the background of rather stable situation during the first nine months of 2005.

In QI 2006 purchasing prices for NLMK exceeded purchasing prices of QI 2005 by 31 % in average for a quarter.

Main reasons for aluminum quotation growth at the LMSE were significant improvement of aluminum market conditions with drastic increase of demand for that metal from aircraft building companies as well as shortage of alumina in the world market.

Within 2005 a high level of zinc quotations was noted at the LMSE, which grew all the second half of 2005 and reached its historical maximum by the end of the year. A high level of zinc quotations at the LMSE resulted from permanent deficit of this metal in the world market and shutdown of zinc facilities by some companies.

Purchasing prices for zinc for NLMK in 2005 v. prices of 2004 grew 14% in average for the year.

During QI 2006 zinc quotation at the LMSE increased 39% reaching its historical maximum one more time. Main reasons for high quotation at the LMSE were as follows: permanent shortage of zinc in the world market and shutdown of some facilities, which supplied zinc to the world market, due to problems with deliveries of raw materials and strikes. Despite great shortage of zinc in the world market metal producers were not in a hurry to introduce new facilities being afraid of the fact that excess supply could result in sharp falling of prices.

Zinc purchasing prices for NLMK in QI 2006 v. QI 2005 grew 66% in average for the quarter.

Change of prices for key raw materials purchased by NLMK in QI 2006 as compared to similar period in 2005*

rubles/ t

Raw materials	Average prices Q1 2005	Average prices Q1 2006	Change, %
Coal concentrate	*3 784*	*2 582*	*-31,8*
Coke	*7 134*	*4 800*	*-32,7*
Iron ore concentrate	*1 815*	*1 104*	*-39,2*
Scrap	*4 290*	*4 805*	*12,0*
Ferroalloys	*35 752*	*31 934*	*-10,7*
Aluminum	*53 080*	*69 508*	*30,9*
Zinc	*49 371*	*82 107*	*66,3*

* - VAT and delivery included.

3.2.5. Sales markets of the Issuer's products (works, services)

Sales markets: 2001

Global steel products market

The main factors that had negative impact upon market development in 2001 are the following:

- *surplus of supply of metal products in the market over demand with a high stock level;*
- *the USA's investigation under Articles 201-204 of the Trade Act dd. 1974 regarding all steel products imports into the country;*
- *aggravation of competitiveness in European and Asian markets;*
- *September 11th events in New York and aggravation of the situation in unstable world regions.*

Global prices for steel products decreased within the year, in December they reached the record low level over the past few years. Prices for hot-rolled stock dropped by 2-11 USD/t depending on the region and in Latin America countries the price level went down by 55 USD/t. Slab prices in the global market dwindled by 8-25 USD/t within the year.

The markets of cold-rolled and galvanized rolled stock were even more prone to prices drop. Over 2001 prices for these products decreased by 30-60 USD/t depending on the region.

However, in spite of deteriorating market conditions in the global market of pig iron and steel, in 2001 the global pig iron output remained at the level of 2000, while crude steel output went down by 0.1% only (down to 847 mln. tons).

The greatest decrease of crude steel output occurred in North America countries (15.5 mln. tons as compared to 2000 or 11.4%) and European Union countries (4.5 mln. tons or 2.8%).

Japan reduced its production output by 3.5 mln. tons or 3.3%. On the contrary, in other Asian countries the production increased, in China, in particular, production output grew by 21.7 mln. tons or 17.1% as compared to 2000.

As of the year end the world crude steel production exceeded the consumption level by 13 mln. tons.

The leading steel producers were, as before, the following countries: China (148.9 mln. tons), Japan (102.9 mln. tons), the USA (90.1 mln. tons), Russia (59 mln. tons) and Germany (44.8 mln. tons).

Global steelmaking capacities were utilized by 91.8% in 2001 and by 92.1% in 2000.

Domestic steel products market

In 2001 Russian steel plants produced 44.9 mln. tons of pig iron and 59 mln. tons of steel, which almost corresponds to the indices of 2000. Finished rolled stock output in 2001 accounted to

47.1 mln. tons including 19.3 mln. tons of flats.

An insignificant increase in finished rolled stock production, within 1%, was a result of long products output growth by 5% with simultaneous decrease in flats output by 4%.

In Russian iron industry three major companies can be recognized: Severstal, MMK and NLMK. They produce nearly half of the overall domestic pig iron, steel, finished rolled stock and about 90% of flats. The domestic flats market is virtually controlled by these companies.

The year 2001 was less favorable for the Russian steelmaking companies. Despite the growth of outputs and annual consumption of rolled stock in Russia in 2001, the rates were slacker than those of the last year. Annual rolled stock consumption in Russia increased by 15% as compared to 2000 and amounted to 12 mln. tons.

Recession in the global market was the main cause of increase6 sales of steel products in the domestic market. The share of flats shipped by Russian plants to the domestic market increased from 47% in 2000 to 55% in 2001.

Because of unfavorable global market conditions in 2001, Russian flats exports accounted for 8.7 mln. tons, which is by 18% less than in 2000. Slabs export increased by 5% in 2001 and accounted for 12.4 mln. tons.

Flats import in 2001 accounted for 1.4 mln. tons, which is by 44% more as compared to the previous year. The major importers of rolled stock to Russia are the Ukraine and Kazakhstan. These countries account for 88% of the overall Russian imports.

The major importing regions were Moscow region, Belgorod region and Rostov region. They account for 62% in the total rolled stock imports. Russian steelmaking companies interested in increasing shipment of their products to the domestic market take measures on the governmental level for limiting the volume of imported rolled stock. Thus, in 2001 Russia started investigations related to imports of galvanized rolled stock from the Ukraine and Kazakhstan.

As a result of increased shipments to the domestic market against the background of continued recession in the global markets, prices for steel products were gradually declining: over 2001, prices for hot-rolled and cold-rolled stock dwindled by 3-10% depending on the region, for galvanized rolled stock – by 7-15%.

Sales markets: 2002

Global steel products market

The main factor which predetermined the global steel market development in 2002 was introduction of protective measures against imported steel products in the USA – under Articles 201-204 of Trade Act dd. 1974, then the European Union, China and a number of other countries adopted limitations on rolled stock imports .

Such measures entailed speculative demand for pig iron, slabs and rolled stock over the world and artificial increase in prices for steel products during the most part of the reporting year.

Improvement of market conditions in the global steel products market facilitated growth of pig iron and steel production: the global pig iron output increased from 578.5 mln. tons to 609.6 mln. tons (or by 5.4%) as compared to 2001, crude steel output – from 850.3 mln. tons to 902.8 mln. tons (or by 6.2%).

Increase in crude steel production was registered almost in all world regions: South Eastern Asia countries increased their output from 353.7 mln. tons in 2001 to 393.5 mln. tons in 2002, North America countries – from 119.9 mln. tons to 123.7 mln. tons, African countries – from 15.0 mln. tons to 15.8 mln. tons, Latin America countries – from 37.4 mln. tons to 40.8 mln. tons, European EU nonmember states – from 46.1 mln. tons to 48.2 mln. tons.

CIS countries increased crude steel production to 101.2 mln. tons against 99.6 mln. tons last year. The EU maintained its output at the level of the last year (158.6 mln. tons). As of the year end crude steel production exceeded the consumption by 18 mln. tons.

In 2002 the leading steel producers' list changed slightly. The first four places are still held by China (181.6 mln. tons), Japan (107.7 mln. tons), the USA (92.2 mln. tons) and Russia (59.8 mln. tons). In the reporting year the fifth place is held by South Korea (45.4 mln. tons of crude steel) thus moving Germany with its production output of 45.0 mln. tons to the sixth place.

Global steelmaking capacities were utilized by 95% in 2002 while in 2001 they were utilized by 92%. Apart from protective measures, significant influence on the global trade and market conditions

in the reporting year was exerted by the boom of Chinese demand for steel products.

At the moment this country is the major steel products importer in the world. In the reporting period the global trade volume was kept high due to growing Chinese consumption: in spite of closure of a number of markets, significant trade flows were re-oriented to China.

Over 2002 Chinese import prices for slabs increased by 88 USD/t, for hot-rolled stock – by 123 USD/t, for cold-rolled stock– by 168 USD/t. Import prices for galvanized rolled stock grew from 313 USD/t in January to 440 USD/t in December, 2002.

The year 2002 was advantageous for Russian exporters of steel products. Over the reporting period the CIS producers export prices for slabs increased by 80 USD/t, for hot-rolled stock – by 125 USD/t , for clod-rolled flats – by 150 USD/t.

Slab prices of Latin American producers increased over 2002 from 153 USD/t FOB in January to 245 USD/t FOB at the end of the year. Export prices for hot-rolled stock increased from 170 USD/t FOB to 288 USD/t FOB, for cold-rolled stock – from 250 USD/t FOB to 368 USD/t FOB, for galvanized rolled stock – from 350 USD/t FOB to 443 USD/t FOB respectively.

Being the country which was not subject to the protective measures of the USA and the EU, Turkey increased production and prices for steel products. Thus, over the reporting period the prices of Turkish exporters of hot-rolled stock increased by 82 USD/t, of cold-rolled stock – by 92 USD/t, of galvanized rolled stock – by 30 USD/t.

Due to successful policy of European producers aimed at flats output containment, prices for hot-rolled stock exported from the EU grew from 195 USD/t FOB at the beginning of 2002 to 305 USD/t FOB in December, 2002, for cold-rolled stock – from 265 USD/t FOB to 380 USD/t FOB, for galvanized rolled stock – from 355 USD/t FOB to 458 USD/t FOB.

The USA was the only region that experienced negative price trends in the second half of 2002. The decline in prices for rolled stock prices was not only due to general economic downturn in the country but also by accumulation of large steel products stocks by consumers.

The year 2002 was marked by a number of positive factors in solving foreign trade issues in Russia:

- *on June 9, 2002 the RF and the EU signed a new Agreement on trading in certain steel products for a three-year term . Due to this agreement Russia will remain in the EU market in the near future.*
- *The RF was acknowledged to be a market economy country first by the USA and then by the EU, which will further enable Russia to assert its rights in the course of anti-dumping investigations on equal terms with the USA, the EU and other countries.*
- *on October 16, 2002 the USA terminated the anti-dumping investigation on cold-rolled stock initiated in 2001 against 20 countries including Russia.*
- *on January 9, 2003 the association of European producers Eurofer withdrew its complaint related to dumping import of GO steel from Russia to Europe. Eurofer complaint withdrawal automatically nullified anti-dumping investigation initiated on May 8, 2002.*

<u>Domestic steel products market</u>

The year 2002 was more favourable for Russian steelmaking companies as compared to 2001. It was marked by increased production output of all main steel products.

In 2002 Russian steelmaking plants produced 46.3 mln. tons of pig iron and 59.8 tons of steel; increase of pig iron output amounted to 2.8%, steel output grew by 1.3%. Finished rolled stock output in 2002 amounted to 48.7 mln. tons (output increase by 3.9%) including flats output of 20.9 mln. tons (output increase by 8.2%).

The global market recovery in the first half of the year was the basic cause of increase in steel products export and decrease in domestic market supplies. Prices in the Russian secondary market after stabilization at the year beginning tended to increase.

Starting from the end of the first half year up to the 2002 end, prices for flats increased by 25-45% depending on the region.

Due to advantageous global market conditions in 2002 Russian flats exports amounted to 10.9

mln. tons, which exceeds the level of 2001 by 25%. The share of imported rolled stock sales in the Russian market decreased in 2002. 1.0 mln. tons of flats was imported during the year, which is by 28% more than the respective last year index.

The major importing regions in 2002 were the same as in 2001: Moscow region, Belgorod region and Rostov region. Their share in the imported rolled stock accounted for 46%. The main rolled stock exporters to Russia were the Ukraine, Kazakhstan, Finland and Germany. Their share in the Russian imports amounts to more than 90%.

While flats export by the Russian producers increased, domestic supplies of Russian enterprises decreased by 6% as a result of 2002. They amounted to 10.0 mln. tons in total. Certain production growth of the main metal-consuming industries was generally registered in 2002.

Production growth in mechanical engineering constituted 2%, in construction –3%, while tube production dwindled by 5%. Consequently, annual consumption of flats in Russia decreased by 8% as compared to 2001 – down to 11.0 mln. tons. It is accounted for by domestic unbalance between supply and demand in 2002 which was induced by steel products deficit due to growing exports, which lead to significant increase in domestic prices.

Sales markets: 2003

Global steel products market

The year 2003 can be referred to as unstable, yet favourable period for the global iron industry. Global steel market fluctuation during the year was mainly related to China. Due to steady increase of demand on the part of Chinese automotive industry, electronic industry and construction sector, steel consumption soared, which lead to the increase in global steel production and prices over the most part of 2003.

Downturn in the global market of steel products in April-May, 2003 was related to the completion of quotas on rolled stock import to China. Though the recession was short-term, the slump of world prices for steel products was so significant over these two months that some regions didn't recover from it till the end of 2003.

As a result of 2003, crude steel production in the world reached its peak and amounted to 964 mln. tons, which exceeds the respective 2002 index by 6.8%. Crude steel production increase occurred in every world region except North America where steel production hardly experienced any changes:

- *in South-East Asia – by 46.4 mln.tons (by 11.8% regarding the 2002 level);*
- *Middle East – by 1.0 mln. tons (by 7.6%);*
- *the CIS countries – by 6.4 mln. tons (by 6.3%);*
- *European EU nonmember states – by 3.7 mln. tons (by 7.6%);*
- *South America – by 2.2 mln. tons (by 5.4%);*
- *the EU – by 1.0 mln. tons (by 0.7%).*

In 2003 the major production growth (+21.2%) occurred in China which was the first country, annual crude steel output of which exceeded 200 mln. tons, which is equal to 22.8% of the global output. The five leading steel producers are:

- *China – 220.1 mln. tons;*
- *Japan – 110.5 mln. tons;*
- *the USA – 90.4 mln. tons;*
- *Russia – 62.7 mln. tons;*
- *South Korea – 46.3 mln. tons.*

As mentioned above, fluctuations of global prices for steel products in 2003 were mostly related to changes in volumes of orders for rolled stock on the part of Chinese consumers.

Apart from that, strong influence on price dynamics was exerted by growing costs of steel and rolled stock production. The most critical deficit of raw materials and steel products in the reporting period was registered in the Chinese market.

In January-April, 2003 the maximum level of Chinese import prices amounted to:

- *365 USD/t C&F for hot-rolled stock;*
- *505 USD/t C&F for cold-rolled stock;*
- *615 USD/t C&F for galvanized rolled stock.*

The drop of demand related to completion of quotas on import of metal steel products to China lead to decrease of import prices for it in QII 2003. In May transactions on hot-rolled stock were concluded at the rate of 240-290 USD/t C&F, on cold-rolled stock – at the rate of 345-400 USD/t C&F, on hot-dip galvanized stock – at the rate of 480-520 USD/t C&F.

However due to high economic development rates in China prices recovery at the local steel market started straight after imposture of new restrictions (tariffs and quotas) on rolled stock import. At the end of December the a/m products had already been imported to China at the rate of 390 USD/t C&F, 470 USD/t C&F and 570 USD/t C&F respectively.

The previous year was favourable for the CIS rolled stock exporters which supplied significant volumes of products to South-East Asia in spite of April-May decrease of prices for hot-rolled stock from 300-325 USD/t FOB the Black/ Baltic Seas to 220-260 USD/t FOB and for cold-rolled stock from 400-460 USD/t FOB to 320-360 USD/t.

In December, 2003 export prices for cold-rolled stock to foreign market were registered at the March level, prices for hot-rolled stock export amounted to 300-360 USD/t FOB.

Prices in other regions had similar dynamics, the only difference was the following: not all regional producers which reduced their prices in QII managed to restore them by the end of 2003.

European producers didn't manage to raise their export prices for rolled stock up to the level of QI after the decline in prices in April-May. In December hot-rolled coils produced in the EU were supplied to the foreign market at the rate of 295-315 USD/t FOB against 295-325 USD/t FOB in February, cold-rolled coils were supplied at the rate of 385-415 USD/t FOB against 385-430 USD/t FOB in March. Prices for galvanized rolled stock dropped more significantly: 445-485 USD/t FOB in March to 410-445 USD/t FOB in December.

As a result of the year, prices for hot-rolled and galvanized stock exported by Latin-American countries deteriorated. At the beginning of the year hot-rolled stock of Latin-American origin was exported at the rate of 295-305 USD/t FOB.

After the May decrease to 280-290 USD/t FOB at the end of the year prices level could reach only 280-300 USD/t FOB. In April galvanized coils cost 445-465 USD/t FOB, in May after the decline their price reached only 440-460 USD/t FOB.

Export prices for cold-rolled stock produced in Latin America were an exception: they had positive dynamics over the whole reporting period. By the end of the year their level increased up to 390-400 USD/t FOB or, on average, by 25 USD/t as compared to the January level.

Short-term deterioration of market conditions in the USA in April-May influenced appreciably the level of import prices in the country. In December cold-rolled and galvanized coils exported by the USA cost, on average, by 88 USD/t cheaper than in January: 386 USD/t C&F against 474 USD/t C&F and 430 USD/t C&F against 518 USD/t C&F respectively.

Price increase by 11 USD/t affected only hot-rolled stock (from 342 USD/t C&F at the beginning of the year to 353 USD/t C&F at the end of the reporting year). Because of the stock-jobbing in the steel market in 2003 related to rolled stock deficit, anti-dumping and compensation investigations in the world steel sector were hardly initiated in the reporting period. Moreover, the growing demand for steel products led to cancellation of tariffs and quotas on imports of these products first by the USA and then by the EU and China at the end of the reporting year.

<u>Domestic steel products market</u>

In 2003 Russian steel market was characterized by two main trends: first, growth of pig iron, steel and rolled stock output, second, growth of annual consumption of finished rolled stock due to the increase in supplies by foreign and domestic enterprises.

In 2003 Russia produced:

- *pig iron – 48.4 mln. tons (+3.6 as compared to the 2002 level);*
- *steel – 62.7 mln. tons (+4.7%);*

- *finished rolled stock – 51.1 mln. tons (+5.2%).*

In 2003 the structure of finished rolled stock experienced the following positive changes: the share of long products went down from 57% to 55%, the share of flats increased from 43% to 45%. Flats production growth accounted for 8.6%, the total output in 2003 amounted to 22.5 mln. tons including:

- *hot-rolled stock – 15.0 mln. tons (+5.5%);*
- *cold-rolled stock – 5.5 mln. tons (+5.7%);*
- *coated rolled stock – 2.0 mln. tons (+21.0%).*

The increase in pig iron, steel and rolled stock production was registered at almost all enterprises making up eight major Russian plants. The companies actively increased production of rolled stock with coatings (metallic and organic) which is in high demand in the domestic market.

At present domestic market is able to consume only about a half of steel products produced by domestic companies. Thus, only 117 mln. tons of the total flats output produced in Russia were supplied to the domestic market. Economic recovery, however, entails an increase in steel consumption, which facilitates sales accretion in Russia.

Increase in demand in the main metal-consuming industries: in construction, tube-rolling and mechanical engineering was the main cause of rise in strips supplies to the domestic market (+14% to the 2002 level) by Russian steelmakers in 2003.

Regarding domestic sales of Russian flats in 2003, it can be noted that hot-rolled stock supplies increased most of all: by 19%, the annual increase accounts for 7.3 mln. tons.

Coated rolled stock was on the increase (+14%), its shipments reached 1.4 mln. tons. The sales of domestic cold-rolled stock increased the least, by 4%, and amounted to 3.0 mln. tons. The global market conditions in 2003 were liable to fluctuations: significant increase in prices for steel products was registered from January to March, from April to June prices were on the decrease. In the second half-year prices were rising again. These price variations resulted in maintaining flats exports at the 2002 level – 10.8 mln. tons by domestic plants.

In spite of the increase in Russian steel sales in the domestic market, certain flats deficit which entailed increase in prices for steel and in imports developed in Russia against the background of demand increase. In 2003 flats import to the Russian market grew by 54%. The total annual imports constituted 1.6 mln. tons, including :

- *hot-rolled stock – 971 thousand tons;*
- *cold-rolled stock – 136 thousand tons;*
- *coated rolled stock – 480 thousand tons.*

The major domestic importing regions were Rostov region, Belgorod region, Moscow region and Volgograd region. They imported 60% of the overall imported rolled stock. The main suppliers of rolled stock to the Russian market were the Ukraine and Kazakhstan, which supplied mostly hot-rolled steel and coated rolled stock to Russia.

In the environment of domestic supplies and imports growth annual flats consumption in the Russian market increased as compared to 2002 by 18% - from 11.3 mln. tons to 13.3 mln. tons, including:

- *hot-rolled stock – by 24%;*
- *cold-rolled stock – by 5%;*
- *coated rolled stock – by 18%.*

Shortage of the main flats types affected prices dynamics. Thus, prices for the major Russian producers: NLMK, MMK and Severstal for hot-rolled stock increased by 26-33%, for cold-rolled stock – by 18-29%, for galvanized rolled stock – by 9-26%. Consequently, during the year prices of the Russian secondary market were on the increase.

Sales markets: 2004

<u>Global steel products market</u>

The year 2004 was a special period for the global steelmaking industry. In spite of a significant increase in prices for the main raw materials and freight rates for cargo transportation in 2004, industrial and financial indices of the majority of global steelmaking companies improved as compared to 2003.

As a result of 2004 the global crude steel output amounted to 1 056.7 mln. tons, which is 9.0% as high as the 2003 level. Performance was improving in all regions:

- *in Asia: by 57.1 mln. tons or 12.9%;*
- *in the EU-25: by 9.2 mln. tons or 5.0%;*
- *in North America – by 7.1 mln. tons or 5.6%;*
- *in the CIS – by 6.9 mln. tons or 6.5%;*
- *in South Africa – by 2.8 mln. tons or 6.6%*
- *in European countries not being the EU members – by 3.1 mln. tons or 10.6%;*
- *in the Middle East – by 0.8 mln. tons or 6.0%;*
- *in Africa – by 0.4 mln. tons or 2.5%.*

The major output increase occurred, as in the previous year, in China: +22.5% to the 2003. As a result of the reporting period, China produced 272.5 mln. tons of crude steel, which is more than a quarter of the world output (25.8%).

As before the leading steel producers are the following five countries:

- *the second place – Japan (112.7 mln. tons);*
- *the third place – the USA (98.9 mln. tons);*
- *the forth place – Russia (65.6 mln. tons);*
- *the fifth place – South Korea (47.5 mln. tons).*

In 2004 demand for steel products exceeded their output.

In 2004 the world market conditions were influenced by two main factors:

- *increased costs of steel and rolled stock production;*
- *advantageous market conditions.*

As compared to 2003, in 2004 the "Chinese factor" played a large part only at the beginning of 2004. In the second and third quarters the determining influence on the development of the global steel industry was exerted by economic upturn in the USA and Western Europe, in the forth quarter in the majority of regions the prices were changing under the influence of seasonal factor – Christmas and New Year holidays.

<u>China.</u> Because of a significant increase in demand for steel products on the part of all major industries in January-May, 2004 China saw an increase in prices for flats:

- *for hot-rolled flats – from 418 to 485 USD/t C&F;*
- *for cold-rolled flats – from 460 to 590 USD/t C&F;*
- *for galvanized flats – from 585 to 665 USD/t C&F.*

In Q II-III a certain business recession and a certain decrease in prices for steel products occurred in the Chinese market as a result of containment policy pursued by the Chinese government. As a result of August (no trade operations were conducted in September), prices for imported hot-rolled stock decreased down to 450 USD/t C&F, in April-May prices for cold-rolled stock amounted to 520-540 USD/t C&F. No transactions with imported galvanized rolled stock were registered in China in May-September.

In Q IV in spite of an increase in orders volume on the part of Chinese consumers and prices increase, the Chinese market was still one of the least attractive for foreign suppliers. In October-

December hot-rolled stock was imported to China at the rate of 615 USD/t C&F, cold-rolled stock – at the rate of 675-685 USD/t C&F, galvanized rolled stock – at the rate of 705 USD/t C&F.

United States of America. The USA market showed significant growth of prices for steel products in 2004.

In QI against the background of the general increase in prices for steel products in the world steel market, import prices for hot-rolled stock in the USA increased from 430 to 639 USD/t C&F, for cold-rolled coils – from 678 to 728 USD/t C&F, for galvanized rolled stock – by 77 USD/t to 810 USD/t C&F.

In April-May in spite of deterioration of market conditions in the Chinese market the prices for hot-rolled strips declined insignificantly – by 16 USD/t to 623 USD/t C&F, for cold-rolled coils – by only 11 USD/t to 717 USD/t C&F.

Due to rolled stock deficit, prices for the a/m products reached USD/t respectively by the end of QII. Prices were also increasing in QIII: the US market became the most expensive of all importers of steel products. In August-May prices for rolled stock imported to the USA reached their peak:

- *hot-rolled stock was imported at the rate of 766 USD/t C&F,*
- *cold-rolled stock – at the rate of 805 USD/t C&F,*
- *dynamics of prices for galvanized rolled stock imported to the USA had an ascending tendency during 9 months, in autumn the prices reached 926 USD/t C&F.*

Increased imports as well as a seasonal decrease of orders for rolled stock in the USA led to certain decrease of prices in the Chinese market in QIV. However, products prices remained high as compared to other markets.

Western Europe. Western European market was the second major after the USA market over the most part of the previous year.

Because of the growth of Euro exchange rate to dollar, dollar prices for the rolled stock imported to this region were growing.

Over the first ten months of 2004 Euro prices for hot-rolled stock increased, on average, from 320 to 535 euro/m C&F, for cold-rolled stock – from 383 to 608 euro/m C&F, for galvanized coils – from 415 to 670 euro/m C&F.

A slight decrease in import prices for hot-rolled and galvanized rolled stock in the EU was registered only in June and November-December.

CIS. The previous year was favourable for the CIS rolled stock exporters. High products competitiveness enabled Russian and the Ukrainian plants to re-orient their exports in a timely way from one market to another and thus avoid fluctuations of average prices for steel products.

Over January-September prices for hot-rolled stock exported from this region increased from 390 to 585 USD/t FOB, for cold-rolled stock – from 460 USD/t FOB in January to 640 USD/t in November. A certain decrease in prices for these products was recorded in May-July. At the end of the year due to the seasonal decrease in demand price for flats decreased to 540 USD/t FOB, for cold-rolled stock – from 630 USD/t FOB.

Prices for galvanized rolled stock of the CIS producers were growing in the reporting period: from 615 USD/t FOB at the beginning of the year to 725 USD/t FOB in December.

Latin America. In view of the fact that the USA is the main sales market for Latin-American steel producers, in 2004 prices for rolled stock exported from this region remained high.

Prices for galvanized rolled stock were increasing through the year: from 465 to 765 USD/t FOB, at the end of December hot-rolled stock was exported at the rate of 585 USD/t FOB against 305 USD/t FOB in January, at the beginning of the year cold-rolled stock was offered at the rate of 410 USD/t FOB, at the end of the year – at the rate of 675-685 USD/t FOB.

Domestic steel products market

Domestic market has been developing dynamically during the whole post-crisis period with the

exception downturn at the end of 2001 - the beginning of 2002. The year 2004 was the most favourable year for steelmaking companies. As in 2003 production output increase was registered for the main kinds of steel products. Pig iron production in Russia increased by 4.0% as compared to the previous year, steel production – by 4.6%, finished rolled stock production – by 6%.

Seasonal demand is a characteristic feature of the domestic market. The market is most active during the construction season (quarters II-III).

Apparent flats consumption in Russia in 2004 increased by 2.3% as compared to 2003. Cold-rolled stock consumption grew by 12.9% and coated rolled stock consumption – by 17.4%. Nevertheless, it should be noted that in spite of prices boom in global markets and the overall increase in finished rolled stock exports by 8.3%, flats export increase accounted only to 2.1%, but domestic supplies of these products remained almost unchanged. Thus, apparent flats consumption increase was caused by imports increase by 17%. Despite the fact that NLMK and MMK significantly increased their domestic supplies of coated rolled stock as compared to 2003 by 48%, there is still deficit of coated rolled stock in the market.

The situation in the domestic market enabled Russian producers to increase their prices for hot-rolled stock by 47-53%, cold-rolled stock – by 40-42%, for galvanized rolled stock – by 31-35%. Basically, prices increase initiated by steelmakers surpassed prices growth at the secondary market.

Production growth in mechanical engineering constituted 13%. The most rapidly developing industries were steelmaking and railway mechanical engineering (23% and 21% respectively). Output growth in motor-car construction amounted to 10%, but flats consumption by motor-car plants increased only by 3%, due to the fact that the main increase in motor-car production in the country occurred as a result of the output increase at assembly enterprises. In 2004 the sales of foreign cars in Russia exceeded in value terms those of Russian cars.

Sales markets: 2005

Global stell products market

The year 2005 was highly unstable and unbalanced for the global ferrous industry. Diversified tendencies and jumps in prices were characteristic for various regional markets over the major part of the reporting period.

Unfavorable conditions in the global flats market in 2005 resulted in reduced raw steel output in many regions of the world.

In 2005 China, which has been one of the major factors for steel products prices change over a few years already, destabilized global steel market in 2005.

Production performance

Upon results of 2005, global steel production amounted to 1 128,7 mln tons, which exceeds the 2004 result by 6,0%.

Higher raw steel output was observed:

- *in Asia: by 75,1 mln tons or 14,8% (583,9 mln tons in 2005, 508,8 mln tons in 2004);*
- *in Africa: by 1,2 mln tons or 7,4% (18,0 mln tons, 16,7 mln tons);*
- *in the Middle East: by 1,0 mln tons or 7,0% (15,3 mln tons, 14,3 mln tons),*

There was a slight increase in steel production in Oceania and European countries (EC non-member states): by 0,3 mln tons and 0,2 mln tons respectively.

Over the reporting period EC-25 countries reduced steel output by 7,2 mln tons or 3,7% (from 193,5 mln tons in 2004 down to 186,3 mln tons in 2005). Decline in production also occurred in the North and South Americas and CIS countries: by 6,3 mln tons (4,8%), 0,5 mln tons (1,1%) and 0,2 mln tons (0,2%) respectively.

Global steel production growth in 2005 was mostly predetermined by higher output in China (+24,6% to the level of 2004). Over the reporting period, this country produced 349,4 mln tons of raw steel, which is more than a quarter of the global output (31,0%).

If we don't take into account Chinese production, in 2005 the global output decreased by 1% as compared to the previous year.

Over the reporting period, the following countries took the lead in steel production:

– 2-nd place – Japan (112,5 mln tons);

– 3-rd place – USA (93,3 mln tons);
– 4-th place – Russia (66,1 mln tons);
– 5-th place – South Korea (47,8 mln tons).

Price tendencies

As it has already been mentioned, 2005 was highly unstable: sustainable prices level in the beginning of the year was followed by sharp decline, which persisted during a few months, then the prices started growing in the third quarter, and decreased again by the end of the year.

Raw materials market also faced significant price fluctuations in 2005.

In 2005 global raw materials prices increased:
- for iron ore – 71,5% (as compared to 2004);

<u>China:</u> due to sustainable demand, prices were stable here up to March. Cancellation of VAT refund rate for semi-finished products exports, dwindling customer activity and overproduction were the major prerequisites for prices drop during the rest of the year.

Upon results of 2005, prices for steel products imported in China decreased as follows:
- for hot-rolled products – from 695 USD/t cif to 455USD/t cif;
- for cold-rolled products – from 750 USD/t cif to 610 USD/t cif;
- for galvanized products – from 815 USD/t cif to 735 USD/t cif.

According to Metal Bulletin, in November-December no transactions with imported rolled products were registered in China.

<u>Western Europe:</u> due to high stocks level and low activity in the European market till the third quarter, the prices for steel products were falling. Reduction of output by many major steelmakers had positive influence upon the prices in the European market in the second half of 2005. In December the contract price for hot-rolled products was 430 USD/t cfr against 632 USD/t cfr in January; at the same time cold-rolled and galvanized products were imported in the region at the price of 540 USD/t cfr against 629 USD/t cfr and 760 USD/t cfr against 816 USD/t cfr respectively.

<u>United States of America:</u> overstocking in the American market and, as a result, shrunken demand affected prices for flats in the first half of 2005.

Since August the situation in the American market stabilized. In December hot-rolled, cold-rolled and galvanized coils were imported in the US at the price of 579 USD/t cif (-116 USD/t against the level of January), 673 USD/t cif (-121 USD/t) and 690 USD/t (-50 USD/t) respectively.

<u>Latin America:</u> due to the fact that the US is the main sales market for Latin-American steelmakers, in the first half of 2005 the prices for rolled products exported from this region decreased significantly. In August-December thanks to upturn in the American market, prices for hot-rolled products of Latin-American origin stabilized in the range 390-420 USD/t fob, for cold-rolled and galvanized products – at the level 493-510 USD/t fob and 580-600 USD/t fob respectively.

<u>CIS:</u> last year was quite unsuccessful for CIS exporters of rolled products. Over the reporting period prices for steel products, supplied in foreign markets by CIS steelmakers, decreased significantly:
- for hot-rolled products – from 540 USD/t fob Black/Baltic Sea in January to 380 USD/t fob Black/Baltic Sea;
- for cold-rolled products – from 630USD/t fob Black/Baltic Sea до 480 USD/t fob Black/Baltic Sea;
- for galvanized products – from 725USD/t fob Black/Baltic Sea до 690 USD/t fob Black/Baltic Sea

<u>Domestic market</u>

The year 2005 was quite severe for global ferrous industry. The period of high profits and prices in 2003-2004 gave place to critical deterioration in the global market, overstocking and low economic activity in many regions of the world. Naturally, this situation affected Russian

steelmaking industry. Production growth rates of many steel companies decreased. The growth of prices for raw materials and energy also affected financial performance of Russian steelmakers.

In 2005 the Russian Federation produced:

- pig iron – 48,4 mln tons (-3,8% against the previous year);

- steel – 64,9 mln tons (+0,9%);

- finished rolled products – 54,6 mln tons (+1,6%).

Flats production grew by 4,3%, totaling 23,9 mln tons in 2005.

Reduced global prices enabled Russian producers to pay more attention to the domestic market, which is a positive trend. In 2005 more than half of flats amount (54%), produced in the Russian Federation, was sold in the domestic market, deliveries to the domestic market increased by 0,8 mln tons (as compared to 2004) and amounted to 12,8 mln tons.

The major flats consumers in 2005 were Moscow and Moscow region (11%), Nizhni-Novgorod region (11%), Chelyabinsk region (9%) and Sverdlovsk region (9%).

The year 2005 saw increased imports of all flats types, as a result it amounted to 2,4 mln tons, which is by 26% more than in 2004, including:

- hot-rolled products – 0,18 mln tons (+18%);

- cold-rolled products (without coating) – 0,15 mln tons (+51%);

- cold-rolled products (with coating) – 0,15 mln tons (+27%).

The major importers of flats are still Belgorod, Rostov, Volgograd regions, as well as Moscow and Saint-Petersburg, which account for 3/4 of the total imports. The major suppliers are the Ukraine and Kazakhstan, which account for 70% of imports.

Against the background of general increase of deliveries to the domestic market and growth of imports, flats consumption also increased: by 9,5% from 13,9 mln tons to 15,2 mln tons, including:

- hot-rolled products – increase by 13%;

- cold-rolled products (without coating) – decrease by 9,3%;

- cold-rolled products (with coating) – increase by 18%.

Deterioration in the foreign markets resulted in decline of prices in the domestic market. At the end of 2005 prices in the secondary rolled products market changed as follows (as compared to the end of 2004):

- for hot-rolled products – decreased by 2,8%;

- for cold-rolled products – decreased by 3,1%;

- for galvanized products – increased by 2,8%.

Though prices in foreign markets tend to have higher influence on domestic prices, fluctuations of domestic prices are smoother than those in foreign markets.

Sales Markets: QI 2006

<u>Global steel products market</u>

Production performance

Upon results of QI 2006 global production of raw steel amounted to 285.2 million tons, which was 6.0% higher than the value of the corresponding period of 2005.

Increase in raw steel melting was caused mainly by: in Asia: by 15.6 million tons or 11.8% (147.4 million tons in QI 2006, 131.8 million tons in QI 2005);

In Africa, South America and EC-25 countries an insignificant growth of raw steel melting volume was noted.

Growth of steel production in 2005 was secured mainly by increase of steel output in China (+17.6% to QI 2005). Upon results of QI 2006 this country produced 92.2 million tons of raw steel which accounted for 1/3 of global production (32.3%).

<u>Price tendencies</u>

In February – March mainly due to improvement of PRC's domestic market conditions as well

as flats import market of South – East Asian countries world steel market prices grew in the whole. Partially ascending tendency of world prices for flats inherent for the last month of the quarter was related to significant growth of prices for zinc, which in its turn conditioned increase of prices for galvanized steel in the world.

In virtue of demand growth and supply decrease in the European market in February – beginning of March price level increased as well.

Due to import less than expected, prolonged shutdown of US Steel facilities and grow up of demand for flats and scrap market prices in the USA QI 2006 was stable. Positive price dynamics was noted also in the export flats market of CIS.

Changes in balance of demand and supply as a result of accident at Brazilian plant of CSN caused general increase of prices for semi-finished products in March.

Upon analyst estimates prices in Asian and European markets in short-term outlook will keep growing. Moreover strengthening of prices is possible in the US flats market as well.

In the world slab market further price growth is forecast for the next several months at the background of finished product regional market conditions improvement and reduction of supplies.

In January – March 2006 the main buyers of NLMK's products were the following:

– "Steelco Mediterranean Trading Ltd.",

– "Tuscany Intertrade (UK)",

– "Moorfield Commodities Company".

Upon results of 1Q of the current year export of NLMK shrank 21.3% as compared to he similar period of 2005.

Priority directions for NLMK's export were countries of North America and EC-25 – their shares in total export accounted for 32.9 and 26.3%, respectively.

For comparison in January – March 2005 the largest volumes of steel products were sold by NLMK to EC-25 countries (29.6%) and Asian countries (29.6%).

A share of shipments to North-American market accounted for 19.5%.

As the American market was noted as the most stable one in the reporting period a share of steel product shipments by the Company to this region significantly increased.

In QI 2006 the Company's hot-rolled stock trade with the USA was affected as per the quotas fixed in accordance with "Agreement on suspension of anti-dumping investigation regarding certain kinds of hot-rolled carbon steel flat products from the RF".

There were no restrictions on supply of semi-finished products to the USA.

On 3.11.05 EC-25 and Russia entered an Agreement signed between Russian Government and ESCC on trading of some steel products which effected starting from 31.12.05.

The Company traded with EC-25 countries in QI 2006 pursuant to the Agreement signed.

In January – March 2006 shipments of products to EC-25 countries decreased 29.8% as compared to the similar period of the last year.

Within the reporting period the largest volumes between countries of this region were sold by NLMK to Denmark (8.0% of total export, a share of shipments to EC-25 – 30.3%). Slabs for Dansteel represented 94.4% of products shipped to this country.

Upon results of QI 2006 export to European countries being non EC-25 decreased 28.1% as compared to similar value of 2005 and accounted for 13.7% of total NLMK's export. Export to Turkey being the major consumer of this region accounted for 96.7 % of total export.

Major Asian market for NLMK's sales in January – March 2006 included:

– Indonesia: 4.7% of total NLMK's export,

– Thailand: 6.5 %.

A share of shipments to PRC did not exceed 1%. There were no shipments to Taiwan (the leading direction to Asia in 2005) in the reporting period.

All supplies to Thailand in QI 2006 were represented by slabs.

Upon results of QI 2006 supplied of NLMK to Middle East as compared to the last year shrank 18.2%. At the same time sales to Iran (major sales market in that region) went up 3.3 fold.

Upon results of the reporting period a share of export to CIS countries accounted for 7.0% of total NLMK's export.

Shipments to countries of Central and South America increased 7.7 fold in QI 2006 as compared to QI 2005. Brazil took the lion's share (99.1%). Mainly slabs were supplied there in the reporting period.

Sales of NLMK's products to countries of Africa are traditionally insignificant. For the first three months of 2006 a share of sales of this direction accounted for less than 1.0% of total NLMK's export.

Domestic market

Situation in the domestic market of flats in QI 2006 was characterized by traditional business decline as soon as construction season ends. It became apparent more vividly in January firstly due to long длительных New Year's holidays. Nevertheless a growth of output of main ferrous products was noted as compared to the similar period of the last year.

Output of pig iron by steel-making companies of the ferrous industry for the QI 2006

For QI 2006 the Russian companies produced 12.81 million tons of pig iron, which exceeded the value of 2005 by 3.9%.

The largest producers of pig iron in Russia (upon results of 3 months 2006 performance) are:

– OJSC MMK – 2.44 million tons (industry-wise share – 19.1%);

– OJSC NLMK – 2.20 million tons (industry-wise share – 17.2%);

– OJSC Severstal – 2.27 million tons (industry-wise share – 17.7%).

A share of the three largest steel-making companies of Russia in total Russian output of pig iron accounted for 53.9%, a share of eight largest steel-making companies of Russia was 89.3%.

Output of steel by steel-making companies of the Russian ferrous industry in QI 2006

For QI 2006 the Russian steel-making companies produced 16.66 million tons of steel, which exceeded the corresponding value of 2005 by 4.1%.

The largest steel-making companies of Russia (upon results of 3 months 2006) are:

– OJSC MMK – 2.90 million tons (industry-wise share – 17.4%);

– OJSC Severstal – 2.89 million tons (industry-wise share – 17.3%);

– OAO NLMK – 2.29 million tons (industry-wise share – 13.8%).

A share of the three largest companies of Russia in total Russian steel output accounted for 48.4%, a share of eight largest companies of Russia was 82.0%.

Output of finished flats by steel-making companies of the ferrous industry for the QI 2006

For QI 2006 the Russian companies produced 13.84 million tons of finished flats, which exceeded the value of 2005 by 1.6%.

The largest producers of finished flats in Russia (upon results of 3 months 2006 performance) are:

– OJSC MMK – 2.68 million tons (industry-wise share – 19.3%);

– OJSC Severstal – 2.42 million tons (industry-wise share – 17.5%);

– OJSC NLMK – 2.13 million tons (industry-wise share – 15.4%).

A share of the three largest steel-making companies in Russia in total Russian production of flats accounted for 52.3%, a share of eight largest steel-making companies of Russia – 84.6%.

Domestic price tendencies

During the first two months some descending tendency was noted within the range of 2%-3% conditioned by traditional decreasing of demand for the winter season. In March the process of price going down stopped in anticipation of construction season and price stabilization started.

Actual shipments of steel products by NLMK to the domestic market between January –

March 2006 increased 21.5% as compared to the same period of the last year.

For the first three months of 2006 shipments to car manufacturers increased from 4.4% as compared to 2005. It was caused mainly by increase in demand for cold-rolled stock by 8.9% from main consumers of this type of products and from a new consumer – Uljyanovsk car plant (1.8 thousand tons). As before main consumers of cold-rolled stock remained OJSC AvtoVAZ and CJSC Polysteel. At that sales of cold-rolled steel to AvroVAZ grew 16.6% as compared to the level of the last year and shipment to Polysteel decreased 4.0% which was 1.3 thousand tons. A share of this company in total shipments accounted for 33.0% v. 37.4% in 2005. So, taking into account that the end consumer of steel products shipped to Polysteel (Lysvensk Steel-making Company) was AvtoVAZ, we can conclude that 83.7% was shipped to AvtoVAZ in 2005 and 82.5% in 2006 of total shipments of cold-rolled steel flats to car manufacturers. Shipments of pig iron to car manufacturers in 2006 lowered 51.7% (3.3 thousand tons) as compared to 2005. It was caused mainly by decrease of pig iron shipments to AvtoVAZ by 55.2% (2.6 thousand tons) and AMO ZIL by 41.8% (0.7 thousand tons). Supplies of hot-rolled steel flats to car manufacturers in 2006 decreased 6.8% as compared to 2005 and accounted for 2.9 thousand tons.

Domestic sales of hot rolled stock in January – March 2006 grew 15.2% as compared to the last year. A main consumer of hot-rolled stock remained Central region despite the fact that its share in shipments shrank 13,8 percent points of the last year level to 27.7%. Hot-rolled stock was still supplied to the historical zones of NLMK's influence – Povolzhsky region (11,1%), North-Caucasus region (20,9%) and Central-Chernozemny region (6,1%). In January – March 2006 shipments of hot-rolled stock to the Urals region significantly grew and a share of this regain increased from 5.6% in January 2005 to 19.1% in 2006. Main consumers of hot rolled stock are trading organizations. However shipments to them decreased 21.2% as compared to the last year. As a result their share in shipments accounted for 44.5%. Deliveries to pipe plants went up 3.5 fold resulted in increase of their share in shipments from 7.6% to 23.6%.

Total volume of cold-rolled stock shipped to the domestic market in January – March 2006 grew 25.6%. A share of car manufacturers decreased from 27.4% in 2005 to 26.4% in 2006. Despite the fact that shipments to civil-engineering companies increased 21.6%, their share in 2006 corresponds to the level of the last year and accounted for 9.9%. A share of shipments to pipe plants increased from 2.1% in 2005 to 4.5% in 2006. A share of shipments to trading companies went up 3.5% as compared to 2005 and accounted for 28.6%. The main consumers of NLMK's cold-rolled stock remained the Central region, Povolzhsky region, and the Urals region. As a result of three months 2005 performance Povolzhsky region was the major consumer (its share in the total supplies accounted for 27.6%) and the Central region (24.7%). In 2006 deliveries to Central region were less that those to Povolzhsky region and they accounted for 25.2% and 29.9%, respectively. The Urals region still holds the third place with 21.0% and 17.5% in 2005 and 2006, respectively.

Shipments of pig iron during the first three months of 2006 in Russia accounted for 5.6 thousand tons which was 77.1% less than in 2005. In January – March 2005 over half of the total cast iron volume was supplied to Povolzhsky region (32.1%) and Central region (47.4%). In 2006 shipments to these regions for the same period accounted for 40.3% and 41.5% respectively.

Between January and March 2006 domestic shipments of galvanized steel went up 39.0% as compared to 2005. For the reporting period of 2006 there were no significant changes in the structure of industrial consumption of galvanized rolled-stock. Galvanized rolled stock was in the highest demand with commercial enterprises (38.3%) and steel structures producers (46.2%). The share of supply to the civil-engineering industry decreased from 8.1% in 2005 to 4.6% in 2006. As before galvanized steel was of low demand by car manufacturers.

The structure of regional consumption of galvanized steel for the reporting period slightly changed as compared to the last year. So, a share of shipments to Central region went down from 63.6% in January – March 2005 to 56.8% in 2006. A share of shipments to the Urals region went up from 0.8% to 7.4%. A share of shipments to Central – Chernozem region slightly grew from 13.3% to 13.9%, and to North Caucasus from 11.3% to 12.4%.

Domestic sales of prepainted steel in January – March 2006 increased 83.7% as compared to the same period of the last year. Regarding the domestic geography of prepainted rolled stock sales NLMK's priority economic regions were Central (39.9%), North Caucasus (24.7%) and the Urals (14.8%). The bulk of the prepainted rolled stock to be supplied is still represented by galvanized substrate, the share of this kind of products in 2006 accounted for 93.3%. The most popular gauge of prepainted flats was 0.5 mm (69.7% of total sales).

In the reporting period the volume of orders (19.2%) for NLMK's GO flats from the main consuming regions increased, in particular:

- Povolzhsky region: growth by 106.3%;

- West-Siberian region: growth by 18.3%;

- Central-Chernozem region: decrease by 13.2%;

- Central region: growth by 40.7%.

3407 and 3408 grades of GO flats prevailed in product mix sold in 2006 (30.9% and 29.3% respectively of total domestic supplies). A share of wide GO electrical steel stock accounted for 61.8%.

In January – March 2006 domestic shipments of NGO electrical steel in natural terms grew 14.6% as compared to the same level of 2005. Central region (46.9% of total shipments of NGO electrical steel flats during three months of 2006), East-Siberian (8.3%), Central Chernozem (7.9%) and the Urals region (11.3%) were the largest consumers of NGO steel flats.

3.2.6. Information on the Issuer's licenses

Licenses:

Number: ***ЛПЦ №04995 ВЭ***
Issue date: ***22.04.1998***
Validity: ***till 1.03.2008***
Licenser: ***Territorial Administration of Geology and Subsoil use in the Lipetsk region***
Activity: ***Draft of fresh underground water for the Company's production and potable water supply.***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not performed)***

Number: ***A 000590 Registration No. 4084***
Issue date: ***12.04.1996***
Validity: ***till 12.04.2006***
Licenser: ***RF Ministry of Communications***
Activity: ***Rendering of local telecommunications services.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 07811 ВЭ***
Issue date: ***1.06.2000***
Validity: ***till 1.06.2010***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the Company's production and potable water supply (Health center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 08883 ВЭ***
Issue date: ***18.05.2001***
Validity: ***till 1.01.2011***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the production and potable water supply of an enterprise (Health Center "Prometey")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***006101 ЦО-03-209-1152***
Issue date: ***9.10.2001***

Validity: *till 1.11.2006*
Licenser: *Central interregional territorial district of State nuclear inspectorate of Russia.*
Activity: *Operation of radiation sources (products containing radioactive substances).*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 07349 ВЭ*
Issue date: *24.04.2000*
Validity: *till 1.12.2009*
Licenser: *Lipetsk region natural resources committee*
Activity: *Draft of fresh underground waters for state farm "Novolipetsky" water supply.*
Possibility of license prolongation: *The license will not be prolonged (the activity is not performed)*

Number: *A 051789 34TO №004164*
Issue date: *8.02.2002*
Validity: *till 1.02.2007*
Licenser: *State engineering inspectorate of Russia, Verkhne-Donskoy region*
Activity: *Unloading, loading and transportation of hazardous cargoes by railway transport*
Possibility of license prolongation *The license will not be prolonged (received as a part of licenses Reg. No. 00-ЭВ-002192, 00-ЭХ-002233)*

Number: *Г 603433 Registration No. 119*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Licensing Department of the Lipetsk region Administration*
Activity: *Veterinary preventive and diagnostic activity.*
Possibility of license prolongation: *The license will not be prolonged (the activity is not performed)*

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center under the State Construction Office of Russia.*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

Number: *ГС-1-48-02-22-0-4823006703-000107-1*
Issue date: *7.03.2002*
Validity: *till 7.03.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center under the State Construction Office of Russia.*
Activity: *Designing of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

Number: *ГС-1-48-02-27-0-4823006703-000390-1*
Issue date: *19.12.2002*
Validity: *till 8.05.2007*
Licenser: *Lipetsk branch of the Federal Licensing Center under the State Construction Office of*

Russia.
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***Д 314039 Registration No. 1***
Issue date: *7.10.2002*
Validity: *till 7.10.2007*
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Pharmaceutical activity at NLMK's medical unit.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No. 14***
Issue date: ***19.12.2002***
Validity: ***till 19.12.2007***
Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration.***
Activity: ***Activity related to circulation of drugs and psychotropic substances included in List II in accordance with the Federal Act "On drugs and psychotropic substances".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No. 20***
Issue date: ***30.12.2002***
Validity: ***till 30.12.2007***
Licenser: ***Health Department of the Lipetsk region Administration.***
Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of geographically distant facilities (Appendices No. 2-34).***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051382 Registration No. 392***
Issue date: ***18.06.2003***
Validity: ***till 18.06.2006***
Licenser: ***Education and science department of the Lipetsk region Administration***
Activity: ***Educational activity according to programs specified in the appendices to the license.***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***004918 НВГ №00526-К***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic inspectorate***
Activity: ***Cartographical activity***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***004917 НВГ №00525-Г***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic inspectorate***
Activity: ***Geodesic activity***

Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Д 293036 Registration No. 37***
Issue date: ***23.05.2003***
Validity: ***till 23.05.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity in the Health Center "Prometey". Address: Lipetsk, camp "Prometey".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ Registration No.54085 ВЭ***
Issue date: ***20.05.2003***
Validity: ***till 1.03.2012***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for industrial purposes and potable water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***007085 ЛПЦ 00122 БРЭЗХ***
Issue date: ***3.07.2003***
Validity: ***till 3.07.2006***
Licenser: ***The RF Ministry of natural resources. Donskoy water basin bureau***
Activity: ***Draft, discharge of sewage, aqueduct, use of water area (river of Voronezh, Matyra water storage basin, Silikatny lakes)***
Possibility of license prolongation: ***The license will be amended (Matyra water storage basin is to be excluded).***

Number: ***МК №002125 Registration No. 585***
Issue date: ***11.06.2003***
Validity: ***till 11.06.2008***
Licenser: ***Ministry of culture. The State department for protection of cultural heritage in the Lipetsk region.***
Activity: ***Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Б 318290 Registration No. 178***
Issue date: ***9.07.2003***
Validity: ***till 9.07.2008***
Licenser: ***Department of Federal security service in the Lipetsk region***
Activity: ***Operations with the use of State secret information***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 293062 Registration No. 75***
Issue date: ***25.08.2003***
Validity: ***till 25.08.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity under Appendix No. 1 (Health Center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 382503 Registration No. 50012615***
Issue date: ***3.09.2003***

Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Electric mains operation (excluding the cases when this activity is performed for the own needs of a legal entity or a sole proprietor)*
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: *Д 382502 Registration No. 60012614*
Issue date: *3.09.2003*
Validity: *till 2.09.2008*
Licenser: *Ministry of energy of the Russian Federation.*
Activity: *Heat networks operation (excluding the cases when this activity is performed for the own needs of a legal entity or a sole proprietor)*
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: *ГСЭН №002340 ГСЭН.1.34.012*
Issue date: *9.10.2003*
Validity: *till 9.10.2008*
Licenser: *Health Ministry of the Russian Federation*
Activity: *Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes*
Possibility of license prolongation: ***The license will be prolonged***

Number: *Д 411485 Registration No. 30014386*
Issue date: *10.10.2003*
Validity: *till 9.10.2008*
Licenser: *Ministry of energy of the Russian Federation*
Activity: *Storage of oil, gas and products of their processing*
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: *0008679 Registration No. 2/04818*
Issue date: *24.10.2003*
Validity: *till 24.10.2008*
Licenser: *Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: *012545 Registration No. 48M03/0042/Л*
Issue date: *05.12.2003*
Validity: *till 5.12.2008*
Licenser: *Central Office of natural resources and environmental protection with MPR of Russia in the Lipetsk region.*
Activity: *Handling of dangerous wastes*
Possibility of license prolongation: ***The license will be prolonged***

Number: *A 051220 Registration No. 523*
Issue date: *10.12.2003*

Validity: *till 10.12.2007*
Licenser: ***Department of Education and Science in the Lipetsk region Administration***
Activity: ***Educational activities in the area of secondary vocational training (dental mechanics' training)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 235109 Registration No. 716***
Issue date: *17.12.2003*
Validity: ***till 14.11.2006***
Licenser: ***Department of consumer market in the Lipetsk region Administration***
Activity: ***Retail sales of alcoholic spirits***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 413045 Registration No. 30017363***
Issue date: ***23.12.2003***
Validity: ***till 22.12.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***Б 013868 Registration No. 00-ЭВ-002192***
Issue date: ***29.01.2004***
Validity: ***till 29.01.2009***
Licenser: ***Federal mining and industrial inspectorate of Russia***
Activity: ***Operation of explosive production facilities***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Б 013818 Registration No. 00-ЭХ-002233***
Issue date: ***04.02.2004***
Validity: ***till 04.02.2009***
Licenser: ***Federal mining and industrial inspectorate of Russia***
Activity: ***Operation of chemically dangerous production facilities***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Д №00397 Registration No. 001119-Р***
Issue date: *27.02.2004*
Validity: ***till 27.02.2009***
Licenser: ***State Standard of Russia (Gosstandart)***
Activity: ***Manufacture and repair of measuring devices***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***А 0653 ПРД No. 02313***
Issue date: ***01.03.2004***
Validity: ***till 01.03.2009***
Licenser: ***Ministry of communications***
Activity: ***Railway handling***
Possibility of license prolongation: ***The license will be prolonged***

Number: *Д 339099 Registration No. 135*
Issue date: *17.03.2004*
Validity: *till 17.03.2009*
Licenser: *Pharmacy and medical equipment committee of the Lipetsk region Administration.*
Activity: *Activity related to circulation of psychotropic agents in List III according to Federal Law "On drugs u psychotropic agents" under the extract from the Register to the license*
Possibility of license prolongation: *The license will be prolonged*

Number: *0012022 Registration No. 3/00212*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation*
Activity: *Operation of fire-hazardous facilities*
Possibility of license prolongation: *The license will be prolonged in case the Technical Regulations do not come into force.*

Number: *0012485 Registration No. 2/06892*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged in case the Technical Regulations do not come into force.*

Number: *Д 235444 Registration No. 28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audio-visual pieces in cinemas of Health Center "Sukhoborje" and Health Center "Prometey" located at: village Sukhoborje, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian Federation*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 339904 Registration No. 1423M*
Issue date: *07.06.2004*
Validity: *till 09.07.2008*
Licenser: *Federal Security Department in the Lipetsk region*
Activity: *Measures and services aimed at protection of State secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235702 Registration No. 44*

Issue date: *03.09.2004*
Validity: *till 03.09.2009*
Licenser: *Department of consumer market with Lipetsk region administration*
Activity: *Procurement, preparation and sales of ferrous scrap at the address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 013562 Registration No. 34-XB-001027(Г)*
Issue date: *25.10.2004*
Validity: *till 25.10.2009*
Licenser: *Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)*
Activity: *Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)*
Possibility of license prolongation: *The license will be prolonged*

Number: *МГ№006673 МКГ-48-111421*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial freight by motor transport.*
Possibility of license prolongation: *The license will be prolonged*

Number: *МП №008115 МКП-48-113422*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *International commercial conveyance of passengers by motor transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *ВА №012044 ЛСС-48-113416*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Commercial conveyance of passengers by motor cars*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

Number: *ВА №012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight of passengers by motor transport with the capacity of 3.5 tons*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

Number: *ВА №012043 АСС-48-113415*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Conveyance of passengers by motor cars equipped for conveyance of more than 8 people*

Possibility of license prolongation: ***The license will be prolonged***

Number: ***A №025805 ПВ-13-000003(B)***
Issue date:***24.02.2005***
Validity: ***till 23.02.2010***
Licenser: ***Federal service on environmental, technological and atomic supervision (Rostechnadzor)***
Activity: ***Operations with industrial explosives***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***KEM Reg. No. 13269 ТЭ***
Issue date:***30.08.2005***
Validity: ***till 20.08.2025***
Licenser: ***Ministry of natural resources of Russia, Federal agency of subsoil usage***
Activity: ***Right of subsoil usage (exploration and extraction of coal at Zhernovsky-1 area of Zhernovsky coal field)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***77.99.15.002.Л.001157.09.05***
Issue date: ***21.09.2005***
Validity: ***till 21.09.2010***
Licenser: ***Federal supervisory service for consumers protection and human welfare***
Activity: ***Usage of ionizing radiation (generating) sources in geographically isolated facilities***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***РХИ Reg. No. 0020021***
Issue date: ***28.12.2005***
Validity: ***till 14.07.2008***
Licenser: ***Ministry of Internal Affairs of the RF***
Activity: ***Storage and usage of weapons and cartridges for them***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***TC 4801312 ДА 000802***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***
Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***
Activity: ***Maintenance and repair of used in railway technical means***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ПС 4801305 ДА 000801***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***
Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***
Activity: ***Maintenance and repair of railway rolling stock***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ПГ 4801314 ДА 000071***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***
Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***

Activity: *Transportation of goods by railway transport*
Possibility of license prolongation: *The license will be prolonged*

Number: *P/2005/0069/100/Л 1690034*
Issue date: *09.11.2005*
Validity: *till 09.11.2010*
Licenser: *Federal service for hydrometeorology and environment monitoring*
Activity: *Activity in the field of hydrometeorology and related areas*
Possibility of license prolongation: *The license will be prolonged*

Number: *ЛПЦ 00189 БРЭЗХ № 007163*
Issue date: *30.11.2005*
Validity: *till 01.12.2008*
Licenser: *Donskoy basin administration under Federal water resources agency*
Activity: *Water consumption (industrial water consumption, waste water discharge, usage of river Voronezh waterways)*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 677407 ГС-1-48-02-27-0-4823006703-001775-1*
Issue date: *26.12.2005*
Validity: *till 07.03.2007*
Licenser: *Federal Agency for construction, housing and communal services*
Activity: *Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

3.2.7. Joint activity of the Issuer.

At present there is no joint activity of NLMK with any other companies.

As of 31.03.2006 Agreement No. 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) for joint activity was in force. Investments of NLMK amounted to 1 487 250,0 rubles. The investments are aimed at consortium establishment for construction and commissioning of a production sector for high-quality centrifugal rolls on the basis of Lutugin Rolls Production Association.

There is no information on financial performance of the joint activity for 2005 and QI 2006 due to failure of a partner to the joint activity to present statements.

3.2.8. Additional requirements to Issuers being stock investment funds, insurance or credit companies, mortgage agencies.

The information is not presented as the Issuer is not a stock investment fund, insurance company, credit company or mortgage agency.

3.2.9. Additional requirements to Issuers, specialized in mining operations.

The information on NLMK's subsidiaries and affiliated companies specialized in mining operations is provided.

I. Studenovskaya Open Joint-Stock Mining Company (OJSC Stagdok)

a) Mineral reserves:

According to the obtained license, OJSC Stagdok has the right for Sitov area subsoil of Sokol-Sitov fluxed limestone field located in the Lipetsk region (3 km north of Lipetsk and 0.5 km west of village Voskresenovka of the Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ

Issue date: May 30, 2002.

Expiry date: 31.12.2028.

The basis for licensing:

- supplementary exploration and revaluation of reserves in the period of 1995-2000;

- change of field contour.

The subsoil area given for use has a mining lease status. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above the groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200901 thousand tons as of 01.01.2000, inclusive of 34095 thousand tons of quality A, 166806 thousand tons of quality C1, confirmed by (taking into account supplementary exploration and revaluation of the field) the Territorial Mining Reserves Commission (Minutes No. 51 dd. June 29, 2000).

In QI 2006 limestone extraction volume amounted to 1006,9 thousand tons.

As of 01.04.2006 the reserve residue of Sitov area constitutes 175772,9 thousand tons, inclusive of 8966,9 thousand tons of quality A and 166806 thousand tons of quality Cl.

Within the given mining lease the company has the right for geological survey for conversion of limestone reserves from low industrial grades to high grades.

Main liabilities of the Company.

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan;

- to coordinate the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for subsoil use according to the norms being in force:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

The Company must make double payments for mineral loss infringement, effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "Geological Fund of the Central regions of Russia" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use OJSC Stagdok must constantly monitor groundwater through the existing observation network.

The liabilities described in the license are fulfilled by the company in accordance with established procedure.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are:

- crushers and mills, excavators, BELAZ cars, drilling rigs, bulldozers, diesel locomotives.

c). Sales:

Limestone from Sitov area is suitable as raw material for the products which are in conformity with the following requirements:

- TU 0750-005-00186855-97 " Limestone of industrial grade. Specifications ";

- TU 0750-004-00186855-95 "Limestone of industrial grade extracted by Studenovskaya joint-stock company. Specifications ".

Limestone crushed rock for construction purposes, limestone of industrial grade are not covered by "Product mix to be mandatorily certified according to the Russian Law" approved by Decree No. 64 dd. 30.07.2002 of the RF State Standard (Gosstandart RF).

II. Open Joint-Stock Company Dolomit (OJSC Dolomit)

a) Mineral reserves:

Under the obtained license, OJSC Dolomit has the right to use subsoil for dolomite extraction in Bigildin and Prikarjerny areas of Dankov field.

Mineral resources are metallurgical dolomite, construction grade crushed rock and limestone (dolomite) flour.

As of 01.04.2006 the areas for which licenses were granted had 399036 thousand tons of balance sheet reserves of dolomite, inclusive of 245198 thousand tons in Bigildin area and 153838 thousand tons in Prikarjerny area. Dankov field contains (all areas) 6675133 thousand tons of dolomite balance sheet reserves in total.

In 2005 extraction volume amounted to 3198 thousand tons.

Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Mineral Reserves Committee (GKZ).

License No. ЛПЦ 54112 ТЭ for subsoil use was obtained by OJSC Dolomit for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture metallurgical raw materials and construction materials. Subsoil areas have the mining lease status.

The license was granted on: October 1, 2003.

Expiry date: 01.01.2029.

The basis for licensing was renewal of the valid license due to change of legal entity's (subsoil user's) name .

Validity of the licenses can be prolonged upon initiative of the subsoil user.

Allocated subsoil areas are located 3-7 km north-east of Dankov and railway station with the same name – Dankov UVJD, 95 km north-west of Lipetsk. The relief is relatively plain with ravine beam type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters.

Liabilities of the Company:

1. To pay tax on dolomite extraction for construction materials in the amount of 5.5% of the extracted mineral value;

2. To pay tax on dolomite extraction for metallurgical raw materials in the amount of 6,0% of the mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To renew documents for the mining leases in areas under mining in the State Engineering Inspectorate of the Russian Federation in Verkhne - Donskoy region before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare the annual mining development plan for the forthcoming year and to coordinate it with State Engineering Inspectorate of the Russian Federation in Verkhne-Donskoy region before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

All the above liabilities are fulfilled within established time. Liabilities under clause 5 (renewal of papers for mining lease) are being fulfilled about which a notification letter was sent to the corresponding controlling authorities.

b) Mineral processing:

Electric full-rotary excavators manufactured by UZTM of ЭКГ–5а and ЭКГ–4,6Б type with 5 m^3 and 4.6 m^3 bucket capacity respectively and max. digging height of 10.3 m which corresponds to

height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by drilling rig of roller-bit drilling of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180 m^3/h and 550 m^3/h respectively. The material is additionally crushed in cone secondary crushers of КСД –1750ГР and КСД –2200ГР of 200 m^3/h and 500 m^3/h capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

c) Product sales:

Permissions for dolomite products sales and export quotas allocated by the Federal Law are not provided for.

III. Open Joint-Stock Company Kombinat KMAruda (OJSC Kombinat KMAruda)

a) Mineral reserves:

1). OJSC Kombinat KMAruda obtained the right of subsoil use for deep-mined extraction of Korobkov ferruginous quartzite field (including Stretensky area).

Type of minerals - ferruginous quartzite.

Reserves of the field were approved by Minutes (on reserves approval):

No. 6640 dd. September 22, 1972 of the State Mineral Reserves Commission with USSR Council of Ministers;

No. 9770 dd. July 19, 1985 of the State Mineral Reserves Commission with USSR Council of Ministers;

No. 12 dd. February 10, 2000 of the Territorial Mineral Reserves Commission with Natural Resources Department for Central Region of Minerals Ministry of the Russian Federation.

Extraction volume from the beginning of field operations to 31.03.2006 is 158020 thousand tons (153279 thousand tons of air dried weight).

Rated annual capacity of the dry ore processing plant amounts to 3395 thousand tons.

OJSC Kombinat KMAruda was granted a license of ТЭ type series БЕЛ No. 08586 for the right to use subsoil for extraction of ferruginous quartzites at Korobkov field for further processing into iron-ore concentrate. The license was registered by Central region Natural Resources Department of the RF Natural Resources Ministry in its register under No. 8586/БЕЛ 08586ТЭ.

Issue date of the license: 19.02.2001.

Expiry date of the license: 01.01.2026 г. (Validity of the license can be prolonged upon the initiative of the subsoil user as well as in other cases stipulated in the Russian Law "On subsoils").

The license was granted on the basis of application and license documents submitted by OJSC Kombinat KMAruda. The right to use the subsoil area was granted on the basis of Decree No. 110/461 dd. 12.01.2001 of Belgorod Region Administration Government and Central region Mineral Resources Department of the RF Mineral Resources Ministry.

The Korobkov ferruginous quartzite field is located in proximity to the city of Gubkin, Belgorod region, and belongs to the central part of north-east zone of the Kursk Magnetic Anomaly.

The field geological structure consists of Precambrian complex dislocated metamorphosed rock broken in some places by intrusions and dykes as well as water-bearing sedimentary deposits of Devonian and Mesocainozoic age, which unconformably and almost horizontally overlap the crystal thickness. The average capacity of sedimentary rock amounts to 116 meters. Iron-ore assise is considered as productive where ferruginous quartzites form two sub-assises of different capacity - 100-200 and 180-320 meters.

Ferruginous quartzites are covered everywhere by residual soil with average capacity of 18,3 meters, represented by oxidized and semi-oxidized quartzites and small deposits of high grade ore.

Under terms and conditions of the license OJSC Kombinat KMAruda shall:

- effect payments for ferruginous quartzites extraction and land lots use;

- observe the rules of safe operations, nature conservation, mineral resources conservation , subsoil protection.

Under special conditions of the license OJSC Kombinat KMAruda is liable to:

- additionally coordinate payment terms or subsoil use procedures with the bodies with the bodies which have issued the license - in case acting legislation changes;

- should any unknown mineral types and accompanying valuable components be found at the moment of license granting, the bodies which granted the license have the right to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use under the license for the previous year not later than on January 15 of the year following the reporting one;

- renewal of the license due to change of the legal person's name or enterprise status.

The liabilities stated in the license are fulfilled by the company in full.

2). OJSC Kombinat KMAruda has the right to use subsoil for groundwater operations of aquiferous stratum of Alb-senoman and Archaean Proterozoic aquiferous stratum on site of Korobkov ferruginous quartzites field.

OJSC Kombinat KMAruda was granted the subsoil use license of series БЕЛ No. 07479 for the purpose of fresh groundwater extraction in amount of 625 m^3/day for potable water and industrial water supply of the plant and outside consumers; extraction of groundwater for protection of mine opening from watering in case of Korobkov field development.

Issue date of the license: 15.05.2000.

Due to the changes dd. 30.03.2005 entered by the authorized bodies the license validity was prolonged till 01.04.2015.

The license was granted on the basis of application and licensing documents submitted by OJSC Kombinat KMAruda. The right to use the subsoil area was granted on the basis of Decree No. 49/399 dd. 14.03.2000 of Belgorod Region Administration Government and Belgorod region Mineral Resources Committee of the RF Mineral Resources Ministry.

Groundwater reserves were not approved. (In accordance with the changes to the license dd. 30.03.2005 (inclusive of the clause concerning subsoil usage conditions) groundwater reserves estimation of Korobkov ferruginous quartzite field should be conducted till 01.11.2007 with their approval according to the established procedure).

Aquiferous stratum of Alb-senoman lies in depth intervals of 70-100 m and consists of different granular sands which are overlapped by thickness of chalk, sand and loams. It is separated from ore-crystalline massif by thickness of Jurassic clays. Groundwater is under pressure, depth of occurrence of groundwater level is 46-55 m. Aquiferous stratum is used by two water wells located within mining lease of the plant.

Archaean Proterozoic aquiferous stratum of 150-200 m capacity is referred to cracked area of crystalline rock, confining bed of which lies at depth of 120-150 m.

Archaean Proterozoic groundwater is draught by draining of mine opening with the following pumping out by mine drainage.

According to terms and conditions of the license OJSC Kombinat KMAruda effects payments within the license validity for use of water bodies and land lots in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are fulfilled by the company in the established order.

3) OJSC Kombinat KMAruda has the right to use subsoil for groundwater operations of quaternary Alb-senoman aquiferuos stratum in the vicinity of Kaplino village, Stary Oskol region.

OJSC Kombinat KMAruda was granted the license for subsoil use: extraction of fresh groundwater for economic and potable needs of recreation centre "Gornyak". License No. 50108, ВЭ type, БЕЛ series. The license was registered under No. 108/БЕЛ 5010837 in the register by the Belgorod region Mineral Committee on 07.06.2002.

License issue date – 07.06.2002.

License expiry date – 01.03.2012 (License validity can be prolonged in the established order).

The license was granted on the basis of application and licensing documents submitted by Kombinat KMAruda. The right to use the subsoil area was granted on the basis of Decree No. 279/630

dd. 07.06.2002 of Belgorod Region Administration Government and Belgorod region Mineral Resources Committee of the RF Mineral Resources Ministry.

Groundwater reserves were not approved.

Groundwater is taken through the water well located in Stary Oscol region, north of Kaplino village on the left bank of the Oskol river in the area of Stary Oskol water storage basin at the recreation centre of OJSC Kombinat KMAruda.

The groundwater body is located in the northern part of Voronezh crystalline massif. The geological structure is composed of Pre-Cambrian metamorphic rocks and sedimentary rocks consisting of Devonian, Jura, chalk.

For water supply purposes quaternary Alb-senoman aquiferuos stratum is used as the most water-abundant and the first thick stratum from the surface. The water well 38 m deep was drilled in 1987. The bearing strata of the aquiferous stratum are made of various granular sands up to 31 m thick. The aquiferous stratum is overlapped by small-granular sands 6 m thick. The stratum toe is made of water-proof Jurassic clays.

In accordance with terms and conditions of the license, OJSC Kombinat KMAruda:

- *effects regular payments for groundwater extraction, for the subsoil area located in the Don river basin in accordance with the effective legislation of the Russian Federation and legislative acts of the Belgorod Region Administration Government;*
- *effects payments for the land lot granted for usage by Stary Oskol Administration in the order and within the terms established by the effective land legislation;*
- *in case the respective legislation changes, groundwater extraction conditions, payments for their usage and the procedure of information submission specified in the license are subject to additional coordination with the issuing bodies.*

In accordance with special conditions, OJSC Kombinat KMAruda is liable:

- *to submit information on observation of suboil usage conditions to Belgorod region Mineral Committee annually by January, 10; information on groundwater monitoring to "Belgorodgeomonitoring" quarterly not later than on the 10th day of the month following the reporting quarter;*
- *in case of significant deviations of well production values, lowering of water level and chemical composition indexes from the typical values as of the license issuance period, Belgorod region Mineral Committee and "Belgorodgeomonitoring" should be promptly informed;*
- *in case of legal entity's restructuring, change of its name or loss of the license, application for the license renewal should be submitted within 15 days. License is renewed according to the procedure established for its issuance.*
- *to ensure observation of all environmental and nature-conservation measures in the course of activities related to subsoil usage envisaged by provisions of the authorized environmental bodies.*

Obligations specified in the license are fulfilled by the plant according to the established procedure.

b) Mineral processing:

Main mining equipment used for mining roadheading: drilling machines ЛКР-Т3, ЛКРУ, punchers ПП-63, ПП-80НВ,ПТ-48, loading machines 1 ППН-5, loading – hauling machines ПТ-4, scraper winches 55АС-2СМ, drilling unit BOOMER-104, mucking machine – EST-2D.

Rocks are transported from funnel and breakage mining faces by electric locomotives 10 KP and 14 KP in bogies of УВБ-4 and ВГ-4,5.

Blast holes are drilled by machines НКР-100 М. Blast holes are loaded by machines МЗКС-160.

Extracted ore is preliminary crushed in crushers СМД-118 1Б and ДСД – 1017 in underground crushing complexes. Crushed ore is transported to the processing plant through the shaft equipped with 2 skips of 4 tons capacity each and hoist engine 2 Ц-4×1,8 and through the shaft equipped with 2 skips of 13 tons each with hoist engine 2 Ц5-2,3. Ventilation of mine opening is carried out by by fans ВЦД-47 У and ВЦД –31,5.

All ore extracted is processed into concentrate in the processing plant which is connected to the skip shafts.

The main crushing – milling and mineral processing equipment of the plant:

- Cone crusher – КСД-1750, КМД-1750, КСД-2200, КМД-2200;
- Unbalanced-throw screen – ГИТ-52 Э, ГИТ-31;
- Ball mill – МШР 32-31;
- Sizing screen – К-СН-24;
- Hydrocyclone – ГЦ-500;
- Magnetic separators - ПБМ-90/250, ПБМ-120/300;
- Vacuum pumps – ВВН2-50;
- Vacuum filters – ДОО 150;
- Gravel pump – 6 НП.
- Stationary belt conveyor of different types.

c) Product sales:

Finished products (iron ore concentrate) are sold on the basis of agreements with consumers.

Permissions by the State authorities for sales of the above mentioned products are not required.

IV. Open Joint-Stock Company Stoilensky GOK (OJSC Stoilensky GOK)

a) Mineral reserves:

1) According to the obtained license, OJSC Stoilensky GOK has the right for quarry operation at the Sloilensk iron ore and nonmetallics field.

The field was explored by Belgorod geological surveillance expedition.

State Minerals Reserves Commission with the Ecology and Natural Resources Ministry of the Russian Federation approved the following reserves for quarry operations (500 meters to daylight) (Minutes No. 1, No. 2 dd. January 24, 1992):

- high grade iron ore;
- magnetite quartzites;
- oxidized quartzites;
- clay and loam;
- chalk;
- marl;
- sand;
- decayed slate;
- crystalline slate;
- quartzitic sandstone;
- granite gneiss.

The balance sheet reserves remainder as of 01.04.2006:

- high grade iron ore of category B+Cl – 57082 thousand tons; of category C2 – 11991 thousand tons;

- magnetite quartzites of category B+Cl – 4928373 thousand tons; of category C2 – 1563565 thousand tons;

Extraction volume starting from the field excavation beginning on 01.04.2006 accounted for:

- high grade iron ore – 105020 thousand tons;
- magnetite quartzites – 327227 thousand tons;

Annual design capacity of the Company on high grade iron ore excavation is 1200 thousand tons, magnetite quartzites - 25440 thousand tons.

Stoilensky GOK was granted the license of series БЕЛ №13030 ТЭ for subsoil usage – excavation of iron ore, ferruginous quartzites of Stoilensky field, as well as associated nonmetallics located in stripping and special dumps; the license was registered by Natural Resources Ministry of

Russia under No. 3955 dd. 24.03.2005. Marketable products produced by iron ore processing are sintering ore and iron ore concentrate. Associated nonmetallics and finished products from their processing are used in-house or in other companies.

Issue date of the license: March 24, 2005.

License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases set forth in the Federal Act "On subsoils").

The license was granted on the basis of application and licensing documents submitted by OJSC Stoilensky GOK.

Under terms and conditions of the license and within its validity, OJSC Stoilensky GOK shall:

- effect payments for extraction of minerals and for the use of land lots;

- observe the rules of safe operation, environmental protection, mineral resources conservation , subsoil protection.

Under special conditions of the license, OJSC Stoilensky GOK is liable to:

- additionally coordinate payment terms or procedures for subsoil use with the issuing bodies - in case existing legislation changes;

- should any unknown mineral types and associated valuable components be found at the moment of license granting, the issuing bodies are entitled to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use conditions under this license for the previous year not later than on January 15 of the year following the reporting one;

- renewal of the license due to change of legal person's name or status of the plant.

- renewal of the license due to change of the legal person's name or enterprise status.

The obligations stated in the license are fulfilled by the Company according to the established procedure.

2) Under license of series БЕЛ No. 50162 ВЭ, OJSC Stoilensky GOK is entitled to extract drainage groundwater in order to dewater the quarry of Stoilensk ferruginous quartzites field.

Issue date of the license: 13.01.2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by OJSC Stoilensky GOK.

Drainage groundwater reserves of Stoilensk field were approved according to Turonian Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex in the amount of 79 thousand m^3/day under category B (Minutes No. 3 GKZ dd. January 24, 1992)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at the depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at the depth of 75-100 meters, the quarry is drained.

OJSC Stoilensky GOK drains groundwater through 132 draining rise wells and 12 filters drilled from ring-type horizontal quarry system of 28 km total length. Underground water intake includes 23 rise upward boreholes and mine drainage from shaft No. 3.

Mine drainage in QI 2006 accounted for 10 866 529 m^3, including household and potable water - 1 451 303 m^3.

Area of water intake belongs to Don river basin.

The subsoil user is permitted to take groundwater continuously in order to drain the quarry with the decrease of groundwater level to the drainage working and in quantity providing for safe mining operations.

In the subsoil user's territory there is a network of observation wells by which the subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the affected zone.

In 2006 OJSC Stoilensky GOK plans to reevaluate groundwater reserves under category B with

their approval by GKZ.

According to the license terms and conditions OJSC Stoilensk GOK shall effect payments for the use of water bodies in accordance with the existing legislation of the Russian Federation.

The liabilities stated in the license are fulfilled by the Company according to the established procedure.

b) Minerals processing:

1. Main technologies used:

The field is excavated, i.e. opened by a networks of trenches. Excavation system includes external refuse disposal. Quarry depth is 330 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzites are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore mass is taken out of the quarry by trucks, railway and conveyor belts.

High grade ore processing includes three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzites (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, desliming, dehydration of concentrate in vacuum filters. Hydrotransportation of processing tailings is pressure - self flowing. Water recycling is used.

2. The following equipment is used:

2.1. Mining operations:

- *drillings rigs СБШ –250 МН;*
- *charge machine "Akvatol", МЗ-4;*
- *cyclic excavators ЭКГ-10, ЭКГ-8И, ЭКГ-4,6(4У, 5У, 5А), ЭШ10/70;*
- *rotor complex KU-800.*

2.2 Transportation of mining mass:

- *dump trucks BELAZ 7513, 7548, 7555;*
- *electric locomotives ОПЭ-1, diesel locomotive ЧМЭ-3, ТЭМ-2, М-62;*
- *boxcars 2ВС-105;*
- *conveyor belts in rotor complex KU-800.*

2.3 Crushing and benefication equipment:

- *crushers – ЩКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП;*
- *screens ГИСТ-72, ГИТ-52Н;*
- *classifiers 2КСН 3,0x17,2;*
- *mills МШЦУ5,5x65, МШЦ 5,5x6,5;*
- *separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;*
- *deslimers МД-12;*
- *vacuum filters ДШ 100/2,5;*
- *pumps ГРК, ГРТ 1250/71, ГРК 1600/56,*
- *stationary, reverse conveyor belts.*

c) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

No authorization of state bodies is required for the sales of these products.

3.2.10. Additional requirements to the Issuers the core activity of whom is communication services rendering.

The information is not submitted due to the fact that the Issuer does not render communication services.

3.3. The Issuer's prospects

In 2006 NLMK will continue to implement its large-scale Technical Upgrade and Development *Program 2000-2010. The second stage of this Program, which starts in 2006, is aimed at further production efficiency increase and product improvement. The second Program stage includes: completion of existing facilities modernization and construction of new ones, which will enable the Company to strengthen its competitiveness; increase of downstream production, enhancement of product quality and diversification of product mix, reduction of production impact upon environment and improvement of industrial safety.*

NLMK's production schedule for 2006 is aimed at the increase of output, enhancement of quality and expansion of product mix, which would fully meet customers' requirements.

In 2005 NLMK completed the first stage of the Technical Upgrade and Development Program 2000-2010. Modernizations and major overhauls of the existing facilities, construction of new ones and the development of IT technologies strengthened the Company's technological potential. It will enable the Company to increase the production of core products as compared to 2005, as well as reduce production costs.

The Company expects to extend the output of high value-added products within its flats production structure.

The steel products sales schedule for 2006 is oriented at thorough analysis of foreign and domestic markets; the Company's shipments will be highly diversified geographically.

The Company will proceed with activities aimed at management structure improvement and labour productivity increase.

3.4. The Issuer's share in industrial, banking and financial groups, holdings, concerns and associations.

The Issuer does not have any share in industrial, bank and financial groups, holdings, concerns and associations.

3.5. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-Liability Company Lipetsk insurance company Chance***
Abbreviated name: ***LLC Lipetsk insurance company Chance***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Elena I. Vlasova, year of birth – 1961, doesn't hold any share in the Issuer's equity.

2. Full name: ***Limited-Liability Company Steel***
Abbreviated name: ***LLC Steel***
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***supply of raw materials and materials, scrap for ferrous metallurgy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Oleg A. Schetnikov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

3. Full name: ***Limited-Liability Company Novolipetskoye***
Abbreviated name: ***LLC Novolipetskoye***
Domicile: ***Village Tyushevka, Lipetsk region, 398052 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Yuliya V. Grebenschikova, year of birth – 1976, doesn't hold any share in the Issuer's equity.***
2. ***Elena V. Kantsir, year of birth – 1979, doesn't hold any share in the Issuer's equity.***
3. ***Tatiyana V. Lyapina, year of birth – 1973,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
4. ***Valery A.Mamyshev , year of birth – 1941,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Vladimir N. Semenov, year of birth – 1958, doesn't hold any share in the Issuer's equity.

4. Full name: ***Limited-Liability Company Karamyshevskoye***
Abbreviated name: ***LLC Karamyshevskoye***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexey M. Postnikov, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Olga D. Grechishkina, year of birth – 1964, doesn't hold any share in the Issuer's equity.***
2. ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***

3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya A. Kolycheva, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Vladimir V. Elizarov, year of birth – 1948, doesn't hold any share in the Issuer's equity.

5. Full name: ***Limited-Liability Company Trade House NLMK***
Abbreviated name: ***LLC Trade House NLMK***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading of ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Dmitry A. Baranov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***
2. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Alexey S. Smolyansky, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.

6. Full name: ***DanSteel A/S***
Abbreviated name: ***DanSteel A/S***
Domicile: ***Havnevej 33, 3300 Frederiksvaerk Denmark***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of steel products***
Importance for the Issuer: ***production of high value-added steel products***
Information on the personal structure of the Company's Board:
Chairman: ***Petr D. Golitsyn, year of birth – 1955, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Alexey A. Lapshin, year of birth – 1947, doesn't hold any share in the Issuer's equity.***
2. ***Irina Volovick, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Yuri A. Taranov, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
4. ***Benny Mortensen, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Poul Martin Valter, year of birth – 1956, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Alexey A. Lapshin, year of birth – 1947, doesn't hold any share in the Issuer's equity.***
2. ***Igor G. Sarkits, year of birth – 1961, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
General Director – Alexey A. Lapshin, year of birth – 1947, doesn't hold any share in the Issuer's equity.

7. Full name: ***Holiday Hotel Novolipetsky Metallurg***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the***

equity;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities, services for holiday-makers, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Andrey V. Dementyev, year of birth – 1960, doesn't hold any share in the Issuer's equity.

8. Full name: ***Limited-Liability Company Larmet***
Abbreviated name: ***LLC Larmet***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of steel and steel products***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by Company Charter.
Information on the Company's single executive body:
General Director – Pavel V. Lizogub, year of birth – 1966, doesn't hold any share in the Issuer's equity.

9. Full name: ***Limited-Liability Company Vimet***
Abbreviated name: ***LLC Vimet***
Domicile: ***35a, pr. Mira Lipetsk, 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of steel-making raw materials, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.

10. Full name: ***Open Joint Stock Company Stoilensky GOK***
Abbreviated name: ***OJSC Stoilensky GOK***
Domicile: ***Russian Federation***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the Company's voting shares***;
The Issuer's share in subsidiary's equity: ***96.98 %***
The Issuer's share of common stock of the subsidiary: ***96.98 %***
The subsidiary's share in the Issuer's equity: ***no***

Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova, year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
6. ***Igor Y. Yurgens, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
7. ***Maria N. Starostina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
8. ***Vladimir K. Tomayev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.

11. Full name: ***Open Joint Stock Company Dolomite***
Abbreviated name: ***OJSC Dolomite***
Domicile: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***92.74 %***
The Issuer's share of common stock of the subsidiary: ***92.74%***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Fedor V. Korlykhanov, year of birth – 1936, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vasily V. Grekov, year of birth – 1946,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov, year of birth – 1969,***
   share in the Issuer's equity:0.00012%
   share in the Issuer's common stock: 0.00012%;
4. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
5. ***Gennady P. Uvarov, year of birth – 1952, doesn't hold any share in the Issuer's equity.***
6. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (Management Board):

1. ***Lyubov P. Bodunova, year of birth – 1955, doesn't hold any share in the Issuer's equity.***
2. ***Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Yury V. Kleymenov, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
4. ***Viktoriya N. Nikitina, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Maria V. Pankova, year of birth – 1949, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
General Director – Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.

12. Full name: ***Open Joint Stock Company Studenovskaya Mining Company***

Abbreviated name: *OJSC Stagdok*
Domicile: ***4, ul Gaidara, Lipetsk 398008 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***88.62 %***
The Issuer's share of common stock of the subsidiary: ***88.62 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
2. ***Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity.***
3. ***Gennady V. Liznev, year of birth – 1956,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
4. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00012%
   share in the Issuer's common stock: 0.00012%;
5. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
6. ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.

13 Full name: *Open Joint Stock Company Kombinat KMAruda*
Abbreviated name: *OJSC Kombinat KMAruda*
Domicile: ***Gubkin, Belgorod region, Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the company's voting shares***
The Issuer's share in affiliated company's equity: ***76.26 %***
The Issuer's share of common stock of the affiliated: ***76.26 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***ore extraction and dressing***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin , year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Vladimir A. Artemenko, year of birth – 1946, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
3. ***Vladimir K. Tomayev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Hudyakov, year of birth – 1939, doesn't hold any share in the Issuer's equity.***
5. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
6. ***Sergey Y. Shuvalov, year of birth – 1968, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Vladimir K. Tomayev, year of birth – 1951, doesn't hold any share in the Issuer's equity.

14. Full name: ***Limited-Liability Company Vtormetsnab NLMK***
Abbreviated name: ***LLC Vtormetsnab NLMK***
Domicile: ***2, pl. Metallurgov, Lipetsk 398040 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***70.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sales of ferrous scrap***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Sergey A. Matytsin, year of birth – 1971,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
3. ***Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.***
4. ***Igor A. Frolov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.

15. Full name: ***Limited-Liability Company Independent transport company***
Abbreviated name: ***LLC NTK***
Domicile: ***32, Leninsky prospect, Moscow 119991 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's equity***
The Issuer's share in subsidiary's equity: ***70.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***freight and other forwarding services***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander I. Shenkman, year of birth – 1961, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;***
2. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
4. ***Alexander S. Smagin, year of birth – 1961, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity.

16 Full name: ***Open Joint Stock Company Tuapse Commercial Seaport***
Abbreviated name: ***OJSC TMTP***
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***69.41 %***
The Issuer's share of common stock of the subsidiary: ***69.41 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***handling, servicing of domestic and foreign vessels.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:

Chairman: Nikolai A. Gagarin, year of birth – 1950, doesn't hold any share in the Issuer's equity.
Members:

1. ***Alexey Y. Klyavin, year of birth – 1954, doesn't hold any share in the Issuer's equity.***
2. ***Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity***
3. ***Alexander N. Olshevsky, year of birth – 1951, doesn't hold any share in the Issuer's equity.***
4. ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
5. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
6. ***Dmitry V. Mukhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
7. ***Vyacheslav P. Fyodorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
8. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body (the Management):

1. ***Alexander S. Gabedava, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
2. ***Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Fatima M. Nibo, year of birth – 1960, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
General Director – Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

17. Full name: ***Open Joint-Stock Company North Oil and Gas Company***
Abbreviated name: ***OJSC Severneftegas***
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***62.00 %***
The Issuer's share of common stock of the subsidiary: ***62.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
*Chairman: **hasn't been elected***

Members:

1. ***Alexey I. Glumov, year of birth – 1969, doesn't hold any share in the Issuer's equity;***
2. ***Dmitry V. Nikiforov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
3. ***Valery A. Loskutov , year of birth – 1969,***
   share in the Issuer's equity:0.00012%
   share in the Issuer's common stock: 0.00012%;
4. ***Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
5. ***Alexander G. Vedernikov, year of birth – 1967, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity.

18. Full name: ***Limited-Liability Company Lipetsk Municipal Energy Company***
Abbreviated name: ***LLC LGEK***
Domicile: ***4-a, Pyotr Velikiy square, Lipetsk 398001 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***generation, transmission and distribution of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
*Chairman: **Alexander G. Starchenko, year of birth – 1968, doesn't hold any share in the Issuer's equity***
Members:

1. ***Nikolay F. Korvyakov, year of birth – 1953, doesn't hold any share in the Issuer's equity;***
2. ***Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
3. ***Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
4. ***Valery P. Fyodorov, year of birth – 1973, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.

19. Full name: ***Open joint-stock bank of social development and construction Lipetskcombank***
Abbreviated name: ***OJSC Lipetskcombank***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.07 %***
The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Vyacheslav P. Fyodorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Galina A. Aglyamova , year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Valeria V. Aynulova, year of birth – 1971, doesn't hold any share in the Issuer's equity.***
3. ***Antonina M. Kopayeva, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity:0.00018%
   share in the Issuer's common stock: 0.00018%;
5. ***Evgeny P. Salimov, year of birth – 1962,***
   share in the Issuer's equity:0.00023%
   share in the Issuer's common stock: 0.00023%;
6. ***Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Svetlana Y. Zubenkova, year of birth – 1965, doesn't hold any share in the Issuer's equity.***
2. ***Galina A. Zurkanayeva , year of birth – 1957, doesn't hold any share in the Issuer's equity.***
3. ***Elena M. Ilyukhina, year of birth – 1960, doesn't hold any share in the Issuer's equity.***
4. ***Andrey I. Kornev, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
5. ***Olga N. Mitrokhina, year of birth – 1973, doesn't hold any share in the Issuer's equity.***
   share in the Issuer's equity:0.0002%
   share in the Issuer's common stock: 0.0002%;
6. ***Lyudmila A. Kharitonova, year of birth – 1974, doesn't hold any share in the Issuer's equity.***
7. ***Alexey A. Tereschuk, year of birth – 1975, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
General Director– Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.

20. Full name: ***Open Joint-Stock Company Lipetsky Gipromez***
Abbreviated name: ***OJSC Lipetsky Gipromez***
Domicile: ***1, ul. Kalinina, Lipetsk 398600 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the company's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***

The Issuer's share of common stock of the affiliated: ***43.44 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Gennady V. Ushakov , year of birth – 1937,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
Members:

1. ***Alexey V. Barkov, year of birth – 1956,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander P. Konshin, year of birth – 1954,***
   share in the Issuer's equity:0.00084%
   share in the Issuer's common stock: 0.00084%;
3. ***Larisa N. Sayenko, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
4. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
5. ***Svetlana M. Bezrukavnikova, year of birth – 1946, doesn't hold any share in the Issuer's equity.***
6. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:

1. ***Anatoly V. Boldyrev, year of birth – 1961,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%;
2. ***Anatoly A. Budyukin, year of birth – 1950,***
   share in the Issuer's equity:0.00013%
   share in the Issuer's common stock: 0.00013%;
3. ***Yury N. Medvedev, year of birth – 1941, doesn't hold any share in the Issuer's equity.***
4. ***Nikolay V. Ovchinnikov, year of birth – 1949, doesn't hold any share in the Issuer's equity.***
5. ***Nina P. Makarova, year of birth – 1953, doesn't hold any share in the Issuer's equity.***
6. ***Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity.***
7. ***Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the Company's single executive body:
General Director – Valery G. Haybulin, year of birth – 1951, doesn't hold any share in the Issuer's equity.

21. Full name: ***Limited-Liability Company Neptun***
Abbreviated name: ***LLC Neptun***
Domicile: ***office No. 35, 1-v, ul. Adm. Makarova, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Margarita G. Bekasova, year of birth – 1965, doesn't hold any share in the Issuer's equity.

3.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.6.1. Fixed assets.

Information on initial (replacement) value of fixed assets and value of accrued amortization and depreciation for the previous 5 years and QI of this year.

rubles

No.	*Description of fixed assets group*	*Initial (replacement) value*	*Accrued amortization*
	As of 31.12.2001		
1	**Buildings**	**8812894586**	**3820295667**
2	**Structures**	**5742242618**	**4477242841**
3	**Machinery and equipment**	**9857694628**	**6473008947**
4	**Transport vehicles**	**737231209**	**420719258**
5	**Industrial tools**	**51346778**	**26310852**
6	**Perennial plants**	**181948**	**171612**
7	**Plough cattle**	**123556**	**13461**
8	**Productive cattle**	**10470429**	**0**
9	**Other fixed assets**	**20238660**	**3400912**
	Total	**25232424412**	**15221163550**
	As of 31.12.2002		
1	**Buildings**	**8824334078**	**3792418357**
2	**Structures**	**5903277512**	**4627062146**
3	**Machinery and equipment**	**10520372325**	**6818470517**
4	**Transport vehicles**	**759623633**	**433922294**
5	**Industrial tools**	**53311728**	**29042975**
6	**Perennial plants**	**181948**	**173748**
7	**Plough cattle**	**119070**	**8975**
8	**Other fixed assets**	**25781159**	**7636758**
9	**Land lots**	**1044779933**	**0**
	Total	**27131781386**	**15708735770**
	As of 31.12.2003		
1	**Buildings**	**8809208458**	**3881324035**
2	**Structures**	**6086010521**	**4716560512**
3	**Machinery and equipment**	**13113601777**	**7304072563**
4	**Transport vehicles**	**766688120**	**469230392**
5	**Industrial tools**	**55766182**	**31420121**
6	**Perennial plants**	**181948**	**175884**
7	**Plough cattle**	**97052**	**8975**
8	**Other fixed assets**	**38166365**	**15075798**
9	**Land lots**	**1044779933**	**0**
	Total	**29914500356**	**16417868280**
	As of 31.12.2004		

1	Buildings	9132939711	3978510100
2	Structures	6383912583	4796394332
3	Machinery and equipment	18677335384	8098258930
4	Transport vehicles	1953525001	504635750
5	Industrial tools	75799465	34685078
6	Perennial plants	181948	177655
7	Plough cattle	70545	4486
8	Other fixed assets	62450164	24987741
9	Land lots	1044690640	0
	Total	37330905441	17437654072
	As of 31.12.2005		
1	Buildings	9513271657	4069429891
2	Structures	6518204133	4852644416
3	Machinery and equipment	21038753460	9349733340
4	Transport vehicles	2332287737	593131222
5	Industrial tools	84546131	41366979
6	Perennial plants	181948	178969
7	Plough cattle	48527	4486
8	Other fixed assets	81953733	41224514
9	Land lots	1044204685	0
	Total	40613452011	18947713817
	As of 31.03.2006		
1	Buildings	9541085987	4106971206
2	Structures	6579767638	4886551507
3	Machinery and equipment	21428637217	9724014170
4	Transport vehicles	2466825323	625043275
5	Industrial tools	85119770	43526787
6	Perennial plants	181948	179278
7	Plough cattle	48527	4486
8	Other fixed assets	84088733	45443481
9	Land lots	1044191420	0
	Total	41229946563	19431734190

Fixed assets depreciation is effected by accrual of amortized deductions in a linear way on the basis of the assets book value and depreciation rates calculated on the basis of the assets useful life. useful life is determined taking into account the Classification approved by Decree No. 1 dd. 01.01.2002 of the RF Government by the commissions appointed by the decrees issued by heads of divisions.

On the fixed assets acquired in 2001 referred to the group of capital assets "Agricultural tractors" and "Agricultural machines and equipment" accrual of amortized deductions is effected by value write-off, based on the sum of years making up their useful life.

Accrual of amortized deductions is suspended if the fixed assets are put to conservation for a 3-month term or longer upon the decision of the Company's General Director as well as during the period of assets reconstruction lasting for over 12 months.

Results of fixed assets and leased fixed assets revaluation within 5 previous completed financial years:

The Issuer has not reevaluated the fixed assets within 5 previous completed financial years.

Plans on acquisition, replacement, retirement of fixed assets, the amount of which constitutes 10 percent and more of their total value:

In the 2nd quarter of 2006 NLMK does not plan to acquire, purchase, replace or retire of the fixed assets, the amount of which constitutes 10 percent and more of their total value.

Information on fixed assets charge as of the date of the reporting period end:

Charged assets (preliminary information): ***fixed assets of NLMK (real estate, transport means, machinery and equipment, agricultural machinery, furniture, office equipment, commercial equipment, sport tools), original (replacement) cost of which amounts to 172 008 thousand rubles.***

Nature of charging: ***leased and handed over for the free use***

Date of charging: ***starting from the date of handing over***

Validity of charging: ***up to one year under agreements***

Other terms of charging: ***none***

IV. Information on the Issuer's financial performance.

4.1. Issuer's financial performance results.

4.1.1. Profit and loss.

Indices dynamics characterizing the Issuer's profitability/ unprofitability:

Index	2001	2002	2003	2004	2005	QI 2006
Proceeds, thousand rubles	*37 220 599*	*53 296 838*	*75 026 216*	*126 180 664*	*119 345 086*	*27 930 471*
Gross profit, thousand rubles	*8 956 763*	*19 947 017*	*32 470 193*	*65 560 903*	*50 778 029*	*11 735 575*
Net profit (retained profit), thousand rubles	*6 030 866*	*15 097 577*	*22 568 939*	*49 849 071*	*35 165 394*	*15 053 814**
*Return on equity**, %*	*22,2%*	*40,4%*	*41,0%*	*58,4%*	*29,9%*	*43,8%*
*Return on assets**, %*	*18,5%*	*35,7%*	*37,4%*	*53,7%*	*27,8%*	*41,3%*
Net profitability ratio, %	*16,2%*	*28,3%*	*30,1%*	*39,5%*	*29,5%*	*53,9%**
Return on products (sales), %	*22,2%*	*35,7%*	*41,8%*	*49,5%*	*38,6%*	*37,4%*
Capital (net assets) turnover ratio, times per period	*1,38*	*1,43*	*1,37*	*1,48*	*1,02*	*0,20*
Amount of retained loss as of the reporting date, thousand rubles	*737 071*	-	-	-	-	-
Ratio of retained loss to the balance currency as of the reporting date	*0,02*	-	-	-	-	-

These indices were calculated according to the methods recommended in the Provisions on information disclosure by securities issuers approved by the Decree No. 05-5/пз-н of the FSFR dd. March 16, 2005.

*Notes: * taking into account the profit from sales of shares*
***ROE and ROA are given on the basis of additional calculation up to annual values.*

ROE = Net profits / Capital and reserves + deferred revenue + debt to participators (founders) on income payment).

Over the period of 2001-2004 the major financial and economic indices of the Issuer improved: sales proceeds and net profit increased.

The major positive factors which influenced the Company's financial performance were: sales increase and rising prices for main steel products due to favourable market conditions in the domestic and foreign markets. As a result, sales proceeds grew as follows:
in 2002 – 43% as compared to 2001,
in 2003 – 41% as compared to 2002,
in 2004 – 68% as compared to 2003.

Over 2002-2004 prices were rising for main raw materials, fuel, railroad tariffs increased, as well as expenses associated with products sales. As a result, the cost of sales (taking into account commercial and management expenses) amounted to:
in 2002 – 18% as compared to 2001,
in 2003 – 27,5% as compared to 2002,
in 2004 – 46% as compared to 2003.

Lower rates of production costs, commercial and administrative expenses enabled the Company to increase its net profit::
in 2002 – by 2,5 times as compared to 2001,
in 2003 – by 49% as compared to 2002 года,
in 2004 – by 2,2 times as compared to 2003 года.

In 2005 the overall downturn in the global market affected the Company's performance. Sales proceeds decreased by 5% as compared to 2004. At the same time, the Company's production costs and sales expenses (cost of sales with commercial and management expenses) increased by 15%. It largely defined the Issuer's financial performance: in 2005 the Company's net profit dwindled by 29,5% as compared to 2004.

In QI 2006 the Company's sales proceeds were lower than that in QI 2005 by 16%. However, a significant growth of operating income as a result of shares sale in January 2006 enabled the Company to increase its net profit by 36% as compared to QI 2005.

Return on equity and total assets

Over the period from 2001 to 2004 the efficiency of the Company's assets utilization was on the increase, which is characterized by positive dynamics of ROE and ROA indices. Sustainable growth of the Issuer's net profit was the main factor of ROE and ROA increase.

In 2005 as a result of net income decrease (-29,5%) as compared to 2004, ROE declined by 29,9%, ROA – by 27,8%.

In QI 2006 the efficiency of the Company's equity and assets increased as compared to QI 2005. ROE amounted to 43,8% (39,8% - QI 2005), ROA– 41,3% (37% - QI 2005). The Company's net profit growth was the main factor of ROE and ROA improvement in QI 2006.

Return on sales and net profitability ratio

Over the period from 2001 to 2004, the return on sales and net profitability ratio indices were growing as a result of substantial sales proceeds increase, as well as cost of sales containment.

In 2005 relative to 2004 there was a reduction of sales proceeds (-26,3%) and net profit (-29,5%) as a result production and sales costs increase. Consequently, the Company's profitability indices came down: return on sales – by 38,6%, net profitability ratio – by 29,5%.

In QI 2006 as compared to QI 2005 the decrease of sales proceeds (-16%) was more substantial relative to cost of sales decrease (-5%), including commercial and administrative expenses. As a result, return on sales declined from 44,9% in QI 2005 down to 37,4% in QI 2006. However, in QI 2006 as a result of operating income growth (shares sales) the Company's net profit rose steeply (+36%) and, consequently, net profitability ratio increased – up to 53,9% (33,1% - QI 2005).

Capital (net assets) turnover ratio

Fluctuation of capital turnover ratio over the period 2001-2004 were insignificant, its average value over 4 years was 1,42.

In 2005 the Company's proceeds from sales decrease (-5% as compared to 2004) resulted in reduction of income per each item of allocated assets. Thus, in 2004 1,48 rubles of sales proceeds

corresponded to each ruble of net assets, while in 2005 this index was 1,02 rubles. It resulted from sales proceeds decrease (-16%) with simultaneous growth of the Company's average assets value (+24%) in January-March 2006 as compared to the same period in 2005.

4.1.2. Factors which influenced the Issuer's sales proceeds and income (losses) from the Issuer's core operations.

Index	2001 to 2000	2002 to 2001	2003 to 2002	2004 to 2003	2005 to 2004	QI 2006 to QI 2005
Changes of sales proceeds (decrease -, increase +)	-4%	43%	41%	68%	-5%	-16%
Changes of cost value of products sold (decrease -, increase +)	-41%	130%	65%	twice as much	-26%	-30%

In 2001 proceeds from sales of products, works, services decreased by 4% regarding 2000.

The main factors that affected the proceeds from sales were:

- reduction of average prices for the Issuer's steel products (profound effect),

- reduction of sales volumes (medium effect).

Dollar exchange rate increase (medium effect) and changes in structure of products sold (minor effect) caused a certain increase in sales proceeds, but didn't compensate for its decline.

In 2001 sales cost (including commercial and administrative expenses) increased (+17% regarding the costs level of 2000). Sales cost increase was caused by: growth of prices for raw materials and energy supply, and absolute costs increase (change of production in progress, salaries and wages and sales expenses). At that a slight economy achieved by production volume decrease as well as changes in the structure of raw materials.

As a result of reduction in sales proceeds and growth of steel products sales costs, in 2001 the Company's profit on sales decreased by 41% as compared to 2000.

In 2002 sales proceeds increased by 43% as compared to the 2001 index.

Sales proceeds increase was caused by the following factors:

– growth of the average level of prices for the products sold (profound effect);

– sales volumes increase (profound effect);

– growth of US dollar exchange rate (profound effect);

– sales structure change (medium effect).

In 2002 cost value of the products sold (including commercial and administrative expenses) increased by 18% regarding the actual costs of 2001. Sales cost value increase was caused by the following factors: production volume increase and changes in the structure of steel products shipment; increase in absolute costs (change of construction in progress, salaries and wages, taxes and sales expenses); growth of prices for raw materials and energy supply.

As a result of sales proceeds growth rates surpassing the growth of steel products sales costs, in 2002 the Company's profit on sales was twice as much as in 2001.

In 2003 proceeds from sales of products, works, services increased by 41% regarding the 2002 level.

Sales proceeds increase was caused by the following factors:

- *growth of the average level of prices for the products sold (profound effect);*
- *sales volumes increase (profound effect).*

At the same time, proceeds volume slightly decreased under the influence of the drop in US

dollar exchange rate (medium effect) and changes in the structure of the products sold (minor effect).

In 2003 the cost value of the products sold (including commercial and administrative expenses) increased by 28% regarding 2002, which was caused by the following factors: growth of prices for raw materials and energy supply, production and sales volumes increase, absolute costs increase (salaries and wages, insurance, taxes, sales costs).

As a result of sales proceeds growth rates surpassing the sales costs increase, in 2003 the Company's profit on sales rose by 65% as compared to 2002.

In 2004 proceeds from sales of products, works, services increased by 68% regarding the 2003 level.

Sales proceeds increase was caused by the following factors:

- *growth of the average level of prices for the products sold (profound effect);*
- *sales volumes increase (medium effect).*

Dollar exchange rate downward trend and change in the structure of products shipped (minor effect) causeв slight proceeds decrease.

In 2004 cost value of the products sold increased by 46% regarding 2003, which occurred under the influence of the following factors: growth of prices for raw materials and energy supply, increase in operating expenses (taxes, change in production in progress, amortization), production volumes increase.

As a result, in 2004 the Company's profit on sales exceeded that of 2003 by three times.

In 2005 the overall global steel market downturn affected the Company's performance. Sales proceeds decreased by 5% as compared to 2004, due to the following factors:

- reduction in production and sales volumes (profound effect),

- decrease of US dollar exchange rate (medium effect).

At the same time, higher prices for steel products in 2005 (medium influence) and changes in the structure of the products shipped (medium effect) facilitated the growth of sales proceeds, but didn't compensate for its decrease.

Cost value of the products sold (including commercial and management expenses) increased by 15% as compared to 2004, due to increased prices for main steelmaking raw materials, materials and energy supply, as well as increased operating expenses (salaries and wages, taxes, sales expenses).

Reduction in sales proceeds in 2005 combined with the increase in the cost value of the products sold resulted in profit on sales decrease by 26% as compared to the previous year.

In QI 2006 proceeds from sales of the Issuer's products, works, services decreased by 16% regarding QI 2005 level. It has mainly resulted from lower prices for steel products shipped by NLMK (profound effect).

Improvement of sales structure (medium effect), moderate increase of sales (medium effect), growth of US dollar exchange rate (minor effect) didn't compensate for the negative impact of the above mentioned factor.

In QI 2006 cost value of the products sold went down by 5% as compared to QI 2005, which is associated with reduced prices for main types of raw materials.

Sales proceeds in QI 2006 shrank by 30% as compared to QI 2005.

4.2. The Issuer's liquidity, adequacy of capital and current assets.

Index	as of 31.12.2001	as of 31.12.2002	as of 31.12.2003	as of 31.12.2004	as of 31.12.2005	as of 31.03.2006
*Own current assets**, thousand rubles*	*14 649 353*	*23 429 120*	*43 167 898*	*53 482 542*	*69 545 942*	*77 677 665*
*Permanent assets index****	*0,51*	*0,48*	*0,35*	*0,50*	*0,47*	*0,47*

*Current ratio (Cr)****	*3,60*	*6,8*	*8,66*	*8,01*	*10,01*	*12,82*
*Quick ratio (Qr)*****	*2,27*	*5,06*	*6,99*	*6,21*	*8,05*	*10,61*
Own funds autonomy factor	*0,84*	*0,92*	*0,91*	*0,92*	*0,94*	*0,95*

*Notes: * - **own current assets** = current assets – other current assets – long-term accounts receivable – short-term liabilities + debt to participators (founders) on income payment + deferred income + other short-terms liabilities.*

*** - **permanent assets index** = (current assets + long-term accounts receivable) / (Capital and reserves + deferred income – own stocks bought out from shareholders + debt to participators (founders) on income payment).*

**** - **Cr** = (Current assets – long-term accounts receivable - other current assets) / (short-term liabilities – deferred income - debt to participators (founders) on income payment).*

***** - **Qr** = (Current assets – long-term accounts receivable – other current assets – inventories) / (short-term liabilities – deferred income - debt to participators (founders) on income payment).*

Own current assets

Over the period 2001 – 2005 own current assets value increased by 4.7 fold.

In 2002 current assets increase by 35% (at the expense of monetary funds and short-term financial investments) as well as short-term liabilities decrease by 28% regarding 2001 provided for the increase in own current assets by 1.6 fold.

In 2003 in spite of increase in the Company's short-term liabilities by 1.4 fold as compared to the 2002 level the Issuer's own current assets increased by 1.8 fold. Own funds increase was brought about by current assets increase by 1.8 fold (at the expense of short-term financial investments, short-term accounts receivable and inventories amount).

In 2004 own current assets increase (by 24%) was accounted for by a significant equity capital increase at the expense of retained profit, which made it possible to finance the non-current assets increase as well as the part of increased working capital needs.

In 2005 the amount of non-current assets grew by 30% to the level of the previous year. If was facilitated by growth of the Company's equity capital due to retained income, main part of this capital was used to finance the Company's current assets.

As of 31.03.2006 the Company's own current assets exceeded this index as of 31.12.2005 by 12%, which was largely caused by the growth of the Company's equity capital, aimed at the increase of noncurrent and current assets. At the same time, the Company's accounts payable were reduced, which facilitated the growth of NLMK's own current assets.

Permanent assets factor

Permanent assets indices in dynamics over 2000-2004 and QI 2005 satisfy the recommended value of Kip's permanent asset index <=0.9.

In 2003 the permanent assets factor went down to 0,35 regarding the level of 2002, which was caused by the significant increase of the Company's equity capital (by 1.5 fold), which was aimed mainly at financing of current assets. a significant increase in the Issuer's own funds (by 1.5 fold) was also one the main factors of the permanent asset index reduction regarding 2002.

In 2004 the factor value increased primarily due to long-term financial investments growth which is accounted for by formation of a vertically integrated group.

Permanent assets factor did not change significantly in 2005 and QIII 2006.

Current ratio and quick ratio

Current ratio and quick ratio indices showed a rising tendency over 2001-2005 and QI 2006. It was influenced by steady growth of the Issuer's equity capital, the major part of it was used for

financing of the Company's current assets.

Current ratio dynamics over the period of 2000-2005 and QI 2006 attests to the complete cover of the Issuer's short-term liabilities by current assets for economic activity pursuance and to a high degree of the Company's solvency.

Apart from it, the quick liquidity formed in the reporting period attests to the Company's ability to completely repay short-term liabilities without sales of inventories.

Own funds autonomy factor.

This factor stands for the equity capital share in the assets and characterizes the degree of the Issuer's financial independence from creditors. Over the period 2001-2005 and QI 2006 this factor was on the increase, which can be considered positive.

During 5 years and QI 2006 the stable profit, the main source of equity capital increase, facilitated a low degree of the Issuer's dependence on creditors, which is demonstrated by the dynamics of equity capital and total assets ratios.

4.3. Amount and structure of the Issuer's capital and current assets.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

thousand rubles

Capital and reserves	as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.2004		as of 31.12.2005	
	value	share	value	share	value	share	value	share	value	share
Chartered value	*5 987*[1]	*0,02%*	*5 987*[2]	*0,01%*	*5 987*[3]	*0,01%*	*5 993 227*[4]	*5,7%*	*5 993 227*[5]	*4,6%*
Total value of the Issuer's shares bought out by the Issuer for resale (transfer)	*0**	*0,0%***	*0**	*0,0%***	*0**	*0,0%***	*0**	*0,0%***	*0**	*0%***
Capital reserves	*898*	*0,003%*	*898*	*0,002%*	*898*	*0,001%*	*299 661*	*0,3%*	*299 661*	*0,2%*
Paid-in capital	*10 681 539*	*35,9%*	*10 589 911*	*23,6%*	*10 463 984*	*16,1%*	*4 423 266*	*4,2%*	*4 358 869*	*3,4%*
Retained net profit	*19 080 517*	*64,1%*	*34 269 722*	*76,4%*	*54 666 335*	*83,9%*	*94 653 988*	*89,8%*	*119 095 970*	*91,8%*
*Total capital ****	*29 768 941*	*100%*	*44 866 518*	*100%*	*65 137 204*	*100%*	*105 370 142*	*100%*	*129 747 727*	*100%*

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of Issuer's shares placed*

**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

thousand rubles

Capital and reserves	as of 31.03.2006	
	value	share
Chartered capital	*5 993 227*[5]	*4,1%*
Total value of the Issuer's shares bought out by the Issuer for resale (transfer)	*0**	*0%***
Capital reserves	*299 661*	*0,2%*
Paid-in capital	*4 356 992*	*3,0%*

Retained net profit	*134 151 661*	*92,6%*
*Total capital ****	*144 801 541*	*100%*

** - nominal value of bought-out shares is stated*
*** - percentage of bought-out shares of Issuer's shares placed*
**** - total on section «Capital and reserves» of Balance Sheet (form No. 1)*

[1] – In line with NLMK's Charter approved by General Shareholders' Meeting on August 1, 1998 (Minutes No. 9), registered by Registering Chamber with Administration of the city of Lipetsk on August 12, 1998 with:

- ***addenda dd. September 11, 1999 (Minutes No. 10) approved by the General Shareholders' Meeting of NLMK registered by Registering Chamber with Administration of the city of Lipetsk on December 6, 1999, and***
- ***changes dd. January 17, 2002 (Minutes No. 83) approved by the Board of NLMK registered by Registering Chamber with Administration of the city of Lipetsk on February 28, 2002;***

[2] - In line with NLMK's Charter approved by the General Shareholders' Meeting on June 28, 2002 (Minutes No. 16) registered by Registering Chamber with Administration of the city of Lipetsk on June 28, 2002;

[3] - In line with NLMK's Charter approved by the General Shareholders' Meeting on June 27, 2003. (Minutes No. 17), registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on July 16, 2003;

[4] - In line with NLMK's Charter approved by the Extraordinary Shareholders' Meeting on December 3, 2004. (Minutes No. 20), registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on December 9, 2004.

[5] - In line with NLMK's Charter approved by the Extraordinary Shareholders' Meeting on December 3, 2004. (Minutes No. 20), registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on December 9, 2004.

- ***with changes dd. May 20, 2005 (Minutes No. 21) approved by the General Shareholders' Meeting registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on June 3, 2005.***
- ***with changes dd. June 14, 2005 (Minutes No. 128) approved by the Board of Directors of NLMK registered by Inspection with Taxation Ministry of the RF in Levoberezhny district of the city of Lipetsk on July 1, 2005.***

A sustainable growth of capital and reserves can be seen during the whole period.

Equity capital growth rates were the following: 23% in 2001, 51% in 2002, 45% in 2003, 62% in 2004, 23% in 2005. The Issuer's capital and reserves were increasing mainly at the expense of the Company's retained profit. Paid-in capital share was decreasing with accumulated retained profit increase.

In QI 2006 equity capital was still on the increase, its amount increased by 12% regarding the end of 2005.

Structure of NLMK's total capital

thousand rubles

	as of 31.12. 2001 г.		as of 31.12.2002 г.		as of 31.12.2003 г.		as of 31.12.2004 г.		as of 31.12.2005 г.	
	value	share	value	share	value	share	value	share	value	share
Capital and reserves	*29 768 941*	*84%*	*44 866 518*	*92%*	*65 137 204*	*91%*	*105 370 142*	*92%*	*129 747 727*	*94%*
Long-term liabilities	*90 090*	*0,3%*	*94 494*	*0,2%*	*715 988*	*1%*	*921 261*	*1%*	*1 191 598*	*1%*
Short-term borrowings	*2 687 685*	*8%*	-	-	-	-	-	-	-	-
Accounts payable	*2 953 305*	*8%*	*4 041 613*	*8%*	*5 631 996*	*8%*	*7 630 524*	*7%*	*7 715 782*	*6%*
Debt to participators (founders) on income payment	-	-	-	-	*6 393*	*0,01%*	*182 602*	*0,2%*	*73 470*	*0,1%*

Other liabilities	*7 552*	*0,02%*	*9 000*	*0,02%*	*35 480*	*0,05%*	*20 348*	*0,02%*	*22 332*	*0,02%*
Total:	*35 507 483*	*100%*	*49 011 625*	*100%*	*71 527 061*	*100%*	*114 124 877*	*100%*	*138 750 909*	*100%*

thousand rubles

	as of 31.03. 2006	
	value	share
Capital and reserves	*144 801 541*	*95%*
Long-term liabilities	*1 302 581*	*1%*
Short-term borrowings	-	-
Accounts payable	*6 569 894*	*4%*
Debt to participants (founders) on income payment	*62 265*	*0,04%*
Other liabilities	*19 781*	*0,01%*
Total:	*152 756 062*	*100%*

Amount and structure of NLMK's current assets

thousand rubles

Current assets	as of 31.12.2001		as of 31.12.2002		as of 31.12.2003		as of 31.12.2004		as of 31.12.2005	
	value	share	value	share	value	share	value	share	value	share
Inventories	*7 483 830*	*36,6%*	*7 030 647*	*25,5%*	*9 436 895*	*19,3%*	*13 762 674*	*22,5%*	*14 574 667*	*20,7%*
VAT on acquired valuables	*623 841*	*3,1%*	*1 589 887*	*5,8%*	*1 761 105*	*3,6%*	*2 584 111*	*4,2%*	*2 334 226*	*3,3%*
Accounts receivable (due in more that 1 year)	*81 385*	*0,4%*	*119 511*	*0,4%*	*83 463*	*0,2%*	*86 573*	*0,1%*	*74 038*	*0,1*
Accounts receivable (due within 1 year)	*6 542 384*	*32,0%*	*6 423 849*	*23,3%*	*9 238 663*	*18,9%*	*12 786 291*	*20,9%*	*18 283 703*	*26,0%*
Short-term financial investments	*4 392 325*	*21,5%*	-	-	*21 810 666*	*44,6%*	*29 389 712*	*48,0%*	*32 500 572*	*46,2%*
Cash and its equivalents	*1 247 963*	*6,1%*	*12 426 350*	*44,9%*	*6 552 565*	*13,4%*	*2 590 278*	*4,2%*	*2 542 109*	*3,6%*
Other current assets	*53 993*	*0,3%*	*16 545*	*0,1%*	*20 722*	*0,04%*	*17 722*	*0,03%*	*17 551*	*0,02%*
Total	*20 435 721*	*100%*	*27 606 789*	*100%*	*48 904 079*	*100%*	*61 217 361*	*100%*	*70 326 866*	*100%*

thousand rubles.

Current assets	*as of 31.03.2006*	
	value	*share*
Inventories	***14 533 568***	***17,2%***
VAT on acquired valuables	***2 639 337***	***3,1%***

Accounts receivable (due in more than 12 months)	*87 091*	*0,1%*
Accounts receivable (due within 12 months)	*15 058 846*	*17,9%*
Short-term financial investments	*32 236 857*	*38,2%*
Cash and its equivalents	*19 778 951*	*23,4%*
Other current assets	*18 186*	*0,02%*
TOTAL	*84 352 836*	*100%*

The Company's current assets are financed mainly at the expense of the Company's own funds, their share increased from 84% up to 95% over the period from 31.12.2001 to 31.03.2006.

<u>The Issuer's policy in current assets financing</u>

On the basis of financial status analysis, only the most sustainable and stable banks are selected. For each of these banks NLMK determines the limit of funds placement required for day-to-day operation as well as spare cash.

In case of market deterioration and the Company's investment plans changes residual cash and its equivalents which accounted for 52,0 bln rubles as of 31.03.2006 could be used.

Taking into account stable performance of the Company during the long period of time as well as high share of own funds in the Company's capital (95%), NLMK has a possibility to attract significant funds under favorable terms.

4.3.2. The Issuer's financial investments.

NLMK's financial investments which are 10% and more of all its financial investments as of 31.12.2005

1. Financial investments in issued securities:

Type of securities: ***common stock***
Full name of the Issuer: ***Open joint-stock company Stoilensky GOK***
Abbreviated name of the Issuer: ***OJSC Stoilensky GOK***
Domicile: ***Russian Federation***
State registration number for securities issue: ***1-01-00154-A***
Date of state registration of securities issue: ***28.11.2003***
State registrar of securities issue: ***Russian Federal Committee of Securities***
Quantity of securities owned by NLMK (pieces): *3 020 337*
Total par value of securities owned by NLMK (thousand rubles): ***3 020.337***
Total book value of securities owned by NLMK (thousand rubles): ***18 896 155***
Dividends on common stock in 2005 upon results of 2004 performance (per 1 share) (rubles): ***122***
Repayment period: ***July 22, 2005***

2. Other financial investments:

Type of financial investment: ***deposits***

2.1. Full name of lending agency: ***Closed joint-stock company "International Moscow Bank"***
Abbreviated name of lending agency: ***ZAO International Moscow Bank***
Domicile: ***9, Prechistenskaya naberezhnaya, Moscow 119034 Russia***

Main deposit debt (thousand rubles): *7 274 766* (Deposits placed with ZAO International Moscow Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***1 581***

2.2. Full name of lending agency: ***Deutsche Bank Limited-Liability Company***

Abbreviated name of lending agency: ***OOO Deutsche Bank***

Domicile: ***4, ul. Schepkina, Moscow 129090***

Main deposit debt (thousand rubles): *6 469 220* (Deposits placed with OOO Deutsche Bank, in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***694***

2.4. Full name of lending agency: ***Closed joint-stock company "ABN AMRO Bank A.O."***

Abbreviated name of lending agency: ***«ABN AMRO Bank A.O"***

Domicile: ***17-1, ul. Bolshaya Nikitskaya, Moscow 125009 Russia***

Main deposit debt (thousand rubles): ***10 705 475*** (Deposits placed with ABN AMRO Bank A.O., in aggregate amounts to more than 10% of all NLMK's financial investments as of September 30, 2005 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***5 667***

There are no other financial investments inclusive of the same to any other non-issued securities as well as to chartered capital of limited liability companies amounting to 10 and more percent of all financial investments of NLMK as of 31.12.2005.

Financial investments are accounted at NLMK according to Provision on accounting "Accounting of financial investment" PBU 19/02, approved by Order of the RF Ministry of Finance No. 126n dd. 10.12.2002 as well as by Provision on accounting policy of NLMK for accounting approved by Order of the Company No. 838 dd. 31.12.2004.

Financial investments of NLMK which in aggregate amount to 10% of more of all NLMK's financial investments as of 31.03.2006.

1. Financial investments in issued securities:

Type of securities: ***common stock***

Full name of the Issuer: ***Open joint-stock company Stoilensky GOK***

Abbreviated name of the Issuer: ***OJSC Stoilensky GOK***

Domicile: ***Russian Federation***

State registration number for securities issue: ***1-01-00154-A***

Date of state registration of securities issue: ***28.11.2003***

State registrar of securities issue: ***Russian Federal Committee of Securities***

Quantity of securities owned by NLMK (pieces): ***3 020 337***

Total par value of securities owned by NLMK (thousand rubles): ***3 020.337***

Total book value of securities owned by NLMK (thousand rubles): ***18 896 155***

Dividends on common stock in 2005 upon results of 2004 performance (per 1 share) (rubles): ***122***

Repayment period: ***July 22, 2005***

1. Other financial investments:

Type of financial investment: ***deposits***

2.1. Full name of lending agency: ***Closed joint-stock company "ABN AMRO Bank A.O."***

Abbreviated name of lending agency: ***«ABN AMRO Bank A.O"***

Domicile: ***17-1, ul. Bolshaya Nikitskaya, Moscow 125009 Russia***

Main deposit debt (thousand rubles): *8 081 087* (Deposits placed with ABN AMRO Bank A.O., in aggregate amounts to more than 10% of all NLMK's financial investments as of March 31, 2006 and have different time of repayment)

Interest charged on main debt balance (thousand rubles): ***1 025***

2.2 Full name of lending agency: ***Bank of Foreign Trade (open joint-stock company)***

Abbreviated name of lending agency: ***OAO Vneshtorgbank***

Место нахождения: ***43, ul. Vorontsovskaya, Moscow 109044 Russia***

Main deposit debt (thousand rubles): ***6 359 946*** (Deposits placed in OAO Vneshtorgbank, Additional Office No.6, in aggregate amount to more than 10% of all NLMK's financial investments as of March 31, 2006.)

Interest charged on main debt balance (thousand rubles): ***33 548***

There are no other financial investments, including investments in non-issuing securities, as well as in chartered capitals of limited liability companies amounting to 10 or more percent of all financial investments of NLMK as of 31.03.2006.

Financial investments are accounted at NLMK according to Provision on accounting "Accounting of financial investment" Accounting Rules 19/02, approved by Order of the RF Ministry of Finance No. 126н dd. 10.12.2002, as well as by Provision on accounting policy of NLMK approved by the Company's Order No. 838 dd. 31.12.2004.

4.3.5. Intangible assets of the Issuer.

Provisional information on composition of intangible assets, initial (replacement) value of intangible assets and value of accumulated depreciation over the last 5 complete financial years and the first quarter of the current year.

(rubles)

No	*Description of intangible assets group*	*Initial (replacement) value*	*Accumulated depreciation*
	As of 31.12.2001		
1	**Sole rights for PC applications and databases**	**16 048 065**	**6 988 415**
2	**Sole rights for inventions**	**1 319 236**	**69 925**
3	**Sole rights for production prototypes**	**200 000**	**79 992**
4	**Sole rights for utility models**	**251 290**	**38 654**
5	**Sole rights for trade marks and service marks**	**1 235**	**120**
6	**Sole rights for artwork, science work, literature publications**	**449 752**	**251 558**
	Total	**18 269 578**	**7 428 664**
	As of 31.12.2002		
1	**Sole rights for PC applications and databases**	**15 535 413**	**9 718 079**
2	**Sole rights for inventions**	**1 705 387**	**155 423**
3	**Sole rights for production prototypes**	**200 000**	**119 988**
4	**Sole rights for utility models**	**419 916**	**109 244**
5	**Sole rights for trade marks and service marks**	**104 471**	**2 826**

6	Sole rights for artwork, science work, literature publications	39 167	2 128
7	Other rights	331 032	232 928
	Total	**18 335 386**	**10 340 616**
	As of 31.12.2003		
1	Sole rights for PC applications and databases	14 753 413	11 826 782
2	Sole rights for inventions	2 426 982	269 729
3	Sole rights for production prototypes	200 000	159 984
4	Sole rights for utility models	624 534	232 036
5	Sole rights for trade marks and service marks	118 311	17 370
6	Sole rights for artwork, science work, literature publications	39 167	5 800
7	Other rights	331 032	318 563
	Total	**18 493 439**	**12 830 264**
	As of 31.12.2004		
1	Sole rights for PC applications and databases	14 372 713	13 446 108
2	Sole rights for inventions	3 855 684	420 488
3	Sole rights for production prototypes	200 000	199 980
4	Sole rights for utility models	668 714	385 813
5	Sole rights for trade marks and service marks	143 021	34 320
6	Sole rights for artwork, science work, literature publications	39 167	9 472
7	Other rights	309 032	309 032
	Total	**19 588 331**	**14 805 213**
	As of 31.12.2005		
1	Sole rights for PC applications and databases	12 474 713	12 337 614
2	Sole rights for inventions	3 945 913	593 792
3	Sole rights for production prototypes	200 000	200 000
4	Sole rights for utility models	584 433	398 101
5	Sole rights for trade marks and service marks	209 521	56 188
6	Sole rights for artwork, science work, literature publications	39 167	13 144
7	Other rights	309 032	309 032
	Total	**17 762 779**	**13 907 871**
	As of 31.03.2006		
1	Sole rights for PC applications and databases	11 240 513	11 149 139
2	Sole rights for inventions	3 993 413	649 209
3	Sole rights for production prototypes	200 000	200 000
4	Sole rights for utility models	607 133	427 551
5	Sole rights for trade marks and service marks	276 021	64 291
6	Sole rights for artwork, science work, literature publications	39 167	14 062
7	Other rights	309 032	309 032
	Total	**16 665 279**	**12 813 284**

There were neither intangible assets entered to chartered capital nor received free of charge.

Information on intangible assets of the Company is generated and reflected in the financial

statements in conformity with the Provision on accounting "Accounting of intangible assets" Accounting Rules 14/2000, approved by Order of the RF Ministry of Finance No. 91n. dd. 16.10.2000, as well as Provision on accounting policy of NLMK approved by the Company's Order No. 838 dd. 31.12.2004.

4.4. Information on policy and expenses of the Issuer in the field of technological progress, licenses and patents, new developments and investigations.

The Issuer's policy in the field of technological progress for the period 2001 – QI 2006 is defined by Technical Upgrade and Development Program, accepted and implemented by NLMK for the period till 2005, and its quality management policy.

One of the policy guidelines is the acquisition of intellectual property rights by means of patent protection of new technical solutions developed at NLMK.

For the period 2001 – QI 2006 the following patents for inventions, certificates and patents for utility models were received:

List of patents for inventions and utility models received for the period 2000 – QI 2006.

No.	*Description of an invention, utility model*	*Issue date*	*Validity of patent*
1.	*Forming roll operation procedure*	*20.03.2001*	*20 years*
2.	*Screwdown structure of a rolling stand*	*20.03.2001*	*20 years*
3.	*Method of strip coiling*	*20.03.2001*	*20 years*
4.	*Ladle drying installation*	*20.03.2001*	*20 years*
5.	*Method of blast furnace blowing-in*	*20.03.2001*	*20 years*
6.	*Bell-type furnace for thermal treatment of metal products*	*20.03.2001*	*20 years*
7.	*Method of low-basic sinter caking*	*20.03.2001*	*20 years*
8.	*Method of high-basic sinter caking*	*20.03.2001*	*20 years*
9.	*Method of strip cold rolling*	*27.03.2001*	*20 years*
10.	*Sinter machine ignition furnace*	*27.03.2001*	*20 years*
11.	*Method of implementation and structure of ladle cover thermal insulation, made of fibrous material*	*10.04.2001*	*20 years*
12.	*Device for blast furnace tuyere distribution of fuel additions*	*10.04.2001*	*20 years*
13.	*Blast furnace air furnace*	*10.04.2001*	*20 years*
14.	*Conveyor type sinter machine*	*10.04.2001*	*20 years*
15.	*Operation procedure for four-plate mold for continuous casting*	*20.04.2001*	*20 years*
16.	*Forming roll bearing pillow block*	*27.04.2001*	*20 years*
17.	*Foundry ladle hinged gate*	*27.04.2001*	*20 years*
18.	*Method of electrical anisotropic steel hot rolling*	*10.05.2001*	*20 years*
19.	*Method of seamless hot-rolled pipes production*	*10.05.2001*	*20 years*
20.	*Device for molten metal overflow*	*10.05.2001*	*20 years*
21.	*Tundish ladle*	*20.05.2001*	*20 years*
22.	*Method of blast furnace process*	*20.05.2001*	*20 years*
23.	*Blast furnace air tuyere*	*20.05.2001*	*20 years*
24.	*Method of sintering mix caking and sinter machine for doing this*	*20.05.2001*	*20 years*

25.	*Method and device for cooling of steel teeming ladle gate*	*10.06.2001*	*20 years*
26.	*Ladle gate*	*20.07.2001*	*20 years*
27.	*Transformer with blowing*	*20.07.2001*	*20 years*
28.	*Method of renewal of blast furnace stack cooling system*	*20.07.2001*	*20 years*
29.	*Method of blast furnace process*	*10.08.2001*	*20 years*
30.	*Method of blast furnace process*	*10.08.2001*	*20 years*
31.	*Method of blast furnace process*	*10.08.2001*	*20 years*
32.	*Method of blast furnace repair*	*10.08.2001*	*20 years*
33.	*Method of ingot making*	*10.08.2001*	*20 years*
34.	*Transformer*	*20.08.2001*	*20 years*
35.	*Bulk materials feeding device for molten metal treatment during continuous casting*	*27.08.2001*	*20 years*
36.	*Method of ladle/out-of-furnace steel treatment*	*27.08.2001*	*20 years*
37.	*Method of strip rolling*	*10.09.2001*	*20 years*
38.	*Method of strip cold rolling*	*10.09.2001*	*20 years*
39.	*Method of forming rolls electroslag hard-facing*	*27.09.2001*	*20 years*
40.	*Mold for electroslag hard-facing*	*27.09.2001*	*20 years*
41.	*Method of cold rolling mill work rolls preparation*	*10.11.2001*	*20 years*
42.	*Device for wire insertion in molten metal*	*10.11.2001*	*20 years*
43.	*Slag mix for steel treatment in ladle*	*27.11.2001*	*20 years*
44.	*Thin-layer sedimentation tank*	*10.12.2001*	*20 years*
45.	*Twin-engine electric drive*	*10.12.2001*	*20 years*
46.	*Method of forming rolls repair*	*20.12.2001*	*20 years*
47.	*Cowper stove*	*20.12.2001*	*20 years*
48.	*Method of hot-rolled strips production of low-carbon steel*	*20.12.2001*	*20 years*
49.	*Method of strips production*	*20.12.2001*	*20 years*
50.	*Method of rolls cooling of continuous four-high mill*	*10.01.2002*	*20 years*
51.	*Method of anisotropic electrical steel thermal treatment in bell-type furnace*	*10.01.2002*	*20 years*
52.	*Method of cold-rolled semi-finished electrical steel production*	*10.01.2002*	*20 years*
53.	*Device for slag cutoff in converter*	*10.02.2002*	*20 years*
54.	*Method of blast furnace operation*	*27.02.2002*	*20 years*
55.	*Method of cold-rolled semi-finished electrical steel production*	*27.03.2002*	*20 years*
56.	*Gas meter*	*10.05.2002*	*20 years*
57.	*Method of work roll cooling for hot-rolling mill*	*10.06.2002*	*20 years*
58.	*Method of work rolls preparation for cold-rolling mill*	*10.06.2002*	*20 years*
59.	*Method of blast furnace hearth rinsing*	*10.06.2002*	*20 years*
60.	*Hot blast air duct equalizer*	*10.06.2002*	*20 years*
61.	*Method of blast furnace process*	*27.06.2002*	*20 years*

62.	*Blast furnace technology*	*27.06.2002*	*20 years*
63.	*Method of anisotropic electrical steel coiled stock formation before annealing in bell-type furnace*	*27.06.2000*	*20 years*
64.	*Mold for electroslag hard-facing with relative mold displacement*	*27.06.2000*	*20 years*
65.	*Method of metric characterizations measurement in the dental implantation zone*	*20.07.2002*	*20 years*
66.	*Method of converter steelmaking*	*20.07.2002*	*20 years*
67.	*Method of converter steelmaking*	*20.07.2002*	*20 years*
68.	*Method of steel treatment in ladle*	*20.07.2002*	*20 years*
69.	*Blast furnace technology*	*27.07.2002*	*20 years*
70.	*Method of open-hearth pig iron making*	*27.07.2002*	*20 years*
71.	*Method of steel ingots heating in continuous furnace*	*27.07.2002*	*20 years*
72.	*Method of steel ingots heating in continuous furnace*	*27.07.2002*	*20 years*
73.	*Method of furnace heating*	*27.07.2002*	*20 years*
74.	*Method of mold walls restoration*	*10.08.2002*	*20 years*
75.	*Blast furnace technology*	*10.08.2002*	*20 years*
76.	*Method of open-hearth pig iron making*	*10.08.2001*	*20 years*
77.	*Method of isotropic electrical steel production*	*10.08.2002*	*20 years*
78.	*Method of zinc making out of zinc recrement*	*27.08.2002*	*20 years*
79.	*Method of strip transportation along the deflecting roller table of wide-strip hot-rolling mill*	*20.09.2002*	*20 years*
80.	*Method of zinc making out of zinc waste products and line for it*	*20.09.2002*	*20 years*
81.	*Device for automatic strip flatness control*	*27.09.2002*	*20 years*
82.	*Method of high-temperature annealing of anisotropic electrical steel with thickness 0.25 – 0.5 mm*	*27.09.2002*	*20 years*
83.	*Chamber regenerative furnace*	*27.09.2002*	*20 years*
84.	*Method of strip cold-rolling in continuous multi-stand mill*	*10.10.2002*	*20 years*
85.	*Method of strip cold-rolling in continuous multi-stand mill*	*10.10.2002*	*20 years*
86.	*Method of blast furnace process*	*10.10.2001*	*20 years*
87.	*Method of ferromanganese silicon making*	*10.10.2002*	*20 years*
88.	*Cold-rolled steel for complex parts forming*	*10.10.2002*	*20 years*
89.	*Steel for flats production*	*10.10.2002*	*20 years*
90.	*Receiving apparatus for hot slabs*	*27.10.2002*	*20 years*
91.	*Receiving apparatus for hot slabs*	*27.10.2002*	*20 years*
92.	*Rolling mill exit section*	*10.12.2002*	*20 years*
93.	*Method of parts hardening*	*20.12.2002*	*20 years*
94.	*Method of parts hardening*	*20.12.2002*	*20 years*
95.	*Method of thyristor control current formation*	*10.01.2003*	*20 years*
96.	*Method of steel control*	*10.01.2003*	*20 years*
97.	*Method of hydrocarbon gases recovery*	*20.01.2003*	*20 years*

98.	*Method of polyaromatic hydrocarbons containing wastes neutralization*	*20.01.2003*	*20 years*
99.	*Device for charge drawing and loading it in blast cupola*	*20.01.2003*	*20 years*
100.	*Method of forming roll operation*	*27.01.2003*	*20 years*
101.	*Method of forming roll operation*	*27.01.2003*	*20 years*
102.	*Method of hot-rolled strip descaling*	*27.01.2003*	*20 years*
103.	*Alloy for electroslag hard-facing of iron forming roll*	*27.01.2003*	*20 years*
104.	*Direct-flow deduster*	*20.02.2003*	*20 years*
105.	*Composition for carbonate, sulphate, ferrate deposits prevention*	*20.02.2003*	*20 years*
106.	*Method of blast furnace process*	*20.02.2003*	*20 years*
107.	*Method of blast furnace technology control*	*27.02.2003*	*20 years*
108.	*Method of anisotropic electrical steel production*	*27.02.2003*	*20 years*
109.	*Method of cold-rolled electrical anisotropic steel production*	*27.02.2003*	*20 years*
110.	*Mixer blade*	*10.03.2003*	*20 years*
111.	*Continuous caster*	*20.03.2003*	*20 years*
112.	*Method of parts hardening*	*10.04.2003*	*20 years*
113.	*Method of disc knife manufacturing*	*20.04.2003*	*20 years*
114.	*Method of blast furnace process*	*20.04.2003*	*20 years*
115.	*Method of steel deoxidation and alloying*	*20.04.2003*	*20 years*
116.	*Operating procedure for four-high mill backup roll*	*27.04.2003*	*20 years*
117.	*Method of isotropic electrical steel production*	*27.04.2003*	*20 years*
118.	*Method of anisotropic electrical steel production*	*10.05.2003*	*20 years*
119.	*Forming roll*	*20.05.2003*	*20 years*
120.	*Method of initial roll space determination during rolling stand adjustment*	*20.05.2003*	*20 years*
121.	*Method of cold-rolled strip production*	*27.05.2003*	*20 years*
122.	*Method of slab continuous casting by curved process axis machines and line for it*	*20.06.2003*	*20 years*
123.	*Method of blast furnace rinsing*	*20.06.2003*	*20 years*
124.	*Method of steel treatment in a ladle*	*20.06.2003*	*20 years*
125.	*Method of sheets mechanical properties control*	*20.06.2003*	*20 years*
126.	*Method of strip thickness control*	*27.06.2003*	*20 years*
127.	*Scale sluicing chute*	*27.06.2003*	*20 years*
128.	*Beam of the continuous caster secondary cooling zone*	*27.06.2003*	*20 years*
129.	*Electrohydraulic treatment plant*	*27.06.2003*	*20 years*
130.	*Welding flux*	*27.06.2003*	*20 years*
131.	*Method of zinc white making*	*27.06.2003*	*20 years*
132.	*Roll of continuous annealing line*	*27.06.2003*	*20 years*
133.	*Electric insulation coating composition*	*27.06.2003*	*20 years*
134.	*Method of flats production*	*20.07.2003*	*20 years*

135.	*Method of continuous hot-dip strip galvanizing*	*10.08.2003*	*20 years*
136.	*Method of strip production*	*20.08.2003*	*20 years*
137.	*Caking car of sinter machine*	*20.08.2003*	*20 years*
138.	*Device for strip flatness measurement and control during rolling*	*27.08.2003*	*20 years*
139.	*Method of cold-rolled isotropic electrical steel production*	*27.08.2003*	*20 years*
140.	*Method of hot-rolled strip descaling*	*10.09.2003*	*20 years*
141.	*Thermal plant lining*	*10.09.2003*	*20 years*
142.	*Method of continuous cold rolling of strip in multi-stand rolling mill*	*20.09.2003*	*20 years*
143.	*Method of cold-rolled strip coiling*	*20.09.2003*	*20 years*
144.	*Method of parts quenching*	*20.09.2003*	*20 years*
145.	*Method of strip cold-rolling in continuous multi-stand rolling mill*	*27.09.2003*	*20 years*
146.	*Method of strip cold-rolling in continuous multi-stand rolling mill*	*27.09.2003*	*20 years*
147.	*Continuous caster with curved process axis*	*27.09.2003*	*20 years*
148.	*Method of rolls preparation of four-stand mill*	*10.10.2003*	*20 years*
149.	*Mold operating procedure*	*27.10.2003*	*20 years*
150.	*Slag forming mix*	*27.10.2003*	*20 years*
151.	*Slag forming mix*	*27.10.2003*	*20 years*
152.	*Slag forming mix*	*27.10.2003*	*20 years*
153.	*Refractory molding material*	*27.10.2003*	*20 years*
154.	*Method of blast furnace slag treatment*	*27.10.2003*	*20 years*
155.	*Method of blast furnace tuyere preparation*	*27.10.2003*	*20 years*
156.	*Steel circulation degassing unit*	*27.10.2003*	*20 years*
157.	*Method of isotropic electrical steel production*	*10.11.2003*	*20 years*
158.	*Method of flats production*	*10.11.2003*	*20 years*
159.	*Strip steel coils banding unit*	*20.11.2003*	*20 years*
160.	*Method of blast furnace blowing-in*	*20.11.2003*	*20 years*
161.	*Method of strip cold-rolling*	*27.11.2003*	*20 years*
162.	*Method of isotropic electrical steel production*	*27.11.2003*	*20 years*
163.	*Ladle lining heating station*	*10.12.2003*	*20 years*
164.	*Mold for continuous casting of ingots with slab section*	*10.12.2003*	*20 years*
165.	*Roll for continuous casters*	*10.12.2003*	*20 years*
166.	*Hoisting electromagnet control device*	*20.12.2003*	*20 years*
167.	*Method of isotropic electrical steel production*	*20.12.2003*	*20 years*
168.	*Method of hot-rolled coiled steel pickling*	*20.12.2003*	*20 years*
169.	*Current stabilizer*	*20.12.2003*	*20 years*
170.	*Roll for continuous caster*	*27.12.2003*	*20 years*
171.	*Method of isotropic electrical steel production*	*27.12.2003*	*20 years*

172.	Ladle lining heating station	10.01.2003	20 years
173.	Method of blast furnace blowing-in	10.01.2004	20 years
174.	Lighting systems voltage suppressor	10.01.2004	20 years
175.	Method of blast furnace hearth lining protection	20.01.2004	20 years
176.	Method of electrical steel strip production	20.01.2004	20 years
177.	Method of caking of iron-bearing metallurgical waste sinter with different basicity	20.01.2004	20 years
178.	Method of strip coating application	27.01.2004	20 years
179.	Blast furnace air tuyere	27.01.2004	20 years
180.	Method of continuous casting	10.02.2004	20 years
181.	Method of isotropic electrical steel production	10.02.2004	20 years
182.	Method of isotropic electrical steel production	10.02.2004	20 years
183.	Method of hot-rolled strips production	20.02.2004	20 years
184.	Method of hot-rolled strip plate production for cold-rolled anisotropic electrical steel strips production	20.02.2004	20 years
185.	Method of anisotropic electrical steel sheets production	20.02.2004	20 years
186.	Method of strip cold rolling in multi-stand rolling mill	10.03.2004	20 years
187.	Method of four-stand mill rolls preparation	27.03.2004	20 years
188.	Method of sintering mix caking	10.05.2004	20 years
189.	Method of cold-rolled isotropic electrical steel production	10.05.2004	20 years
190.	Blast furnace tuyere cooler	27.05.2004	20 years
191.	Ladle cover	27.05.2004	20 years
192.	Anisotropic electrical steel	10.05.2004	20 years
193.	Method of current doubling in six-phase rectification circuit	10.06.2004	20 years
194.	Device for molten metal stream protection during continuous casting	10.06.2004	20 years
195.	Pusher-type continuous annealing furnace	10.06.2004	20 years
196.	Operating procedure for rolls of four-high skinpassing stand	27.06.2004	20 years
197.	Method and device of measuring roll consumption	27.06.2004	20 years
198.	Convector ring for bell-type furnace annealing of cold-rolled steel strip	20.06.2004	20 years
199.	Pressure equalization device in blast furnace top charging gear	20.06.2004	20 years
200.	Fireclay castable	20.06.2004	20 years
201.	Method of isotropic electrical steel production	20.06.2004	20 years
202.	Anisotropic electrical steel	20.06.2004	20 years
203.	Method of cold rolled strip annealing	20.06.2004	20 years
204.	Method and device for brake electric motor	10.07.2004	20 years

	control of sintering grate electric drive		
205.	*Method of blast furnace gas treatment in case of increased gas pressure at furnace mouth*	*20.07.2004*	*20 years*
206.	*Oil machine*	*10.08.2004*	*20 years*
207.	*Method of thin-sheet anisotropic electrical steel production*	*10.08.2004*	*20 years*
208.	*Metallurgical furnaces stack cooler*	*27.08.2004*	*20 years*
209.	*Method of blast furnace blowing-in*	*10.09.2004*	*20 years*
210.	*Method of coiled strip production*	*27.09.2004*	*20 years*
211.	*Method of slabs charging and heating in preheating furnaces of hot-rolling mills*	*27.09.2004*	*20 years*
212.	*Method of cleaning carbonate deposit off the water –cooled roll internal face*	*10.10.2004*	*20 years*
213.	*Method of cold-rolled annealed strip uncoiling at cutting lines*	*10.10.2004*	*20 years*
214.	*Briquettes as a component of BF burden*	*10.10.2004*	*20 years*
215.	*Method of blast furnace process*	*10.10.2004*	*20 years*
216.	*Method of blast furnace charge*	*10.10.2004*	*20 years*
217.	*Method of temperature control along concast slab cross-section during heating*	*10.10.2004*	*20 years*
218.	*Method of blast furnace hearth rinsing*	*20.10.2004*	*20 years*
219.	*Method of blast furnace process*	*20.11.2004*	*20 years*
220.	*Method of waste motor oil utilization*	*20.11.2004*	*20 years*
221.	*Method of zinc removal and recovery (metallization) of ferrate waste*	*20.11.2004*	*20 years*
222.	*Cutting Line*	*27.11.2004*	*20 years*
223.	*Lump raw material preheater*	*27.12.2004*	*20 years*
224.	*Briquettes for blast furnace rinsing*	*10.12.2004*	*20 years*
225.	*Briquettes as a component of BF burden*	*10.12.2004*	*20 years*
226.	*Method of oiled scale utilization*	*10.12.2004*	*20 years*
227.	*Method of fine oiled scale utilization*	*10.12.2004*	*20 years*
228.	*Briquette for pig iron smelting*	*10.12.2004*	*20 years*
229.	*Method of work roll preparation*	*20.12.2004*	*20 years*
230.	*Briquette for metal smelting*	*10.01.2005*	*20 years*
231.	*Rolled stock cooling device*	*10.01.2005*	*20 years*
232.	*Burden for furnace hearth rinsing briquettes formation*	*10.01.2005*	*20 years*
233.	*Method of rolled stock production*	*27.01.2005*	*20 years*
234.	*Method of metal heating and rolling in hot rolling mills*	*10.03.2005*	*20 years*
235.	*Filter*	*10.05.2005*	*20 years*
236.	*Method of briquettes formation from iron-bearing waste*	*10.06.2005*	*20 years*
237.	*Electrostatic device for application of dielectric fluids on steel strip*	*27.06.2005*	*20 years*
238.	*Method of fine oiled scale utilization*	*27.06.2005*	*20 years*
239.	*Deduster*	*27.06.2005*	*20 years*
240.	*Method of on-line measurement of rolling stand elastic deformation parameters*	*20.08.2005*	*20 years*

241.	*Liquid self-harding mix for casting molds and cores production*	*20.10.2005*	*20 years*
242.	*Method of high induction isotropic steel production*	*20.12.2005*	*20 years*
243.	*Method of thermal treatment (improvement) of composite roll sleeve*	*20.12.2005*	*20 years*
244.	*Hot-rolled strip winding system*	*10.01.2001*	*5 years*
245.	*Cargo gripping device*	*10.02.2001*	*5 years*
246.	*Quenching device*	*27.03.2001*	*5 years*
247.	*Slab transportation platform*	*10.04.2001*	*5 years*
248.	*Transportation platform for coiled strip steel*	*27.05.2001*	*5 years*
249.	*Production line for metal-covered flux-cored wire*	*10.09.2001*	*5 years*
250.	*Rolling mill exit section*	*10.10.2001*	*5 years*
251.	*Device for aeration lanterns panels dismounting in industrial buildings*	*10.10.2001*	*5 years*
252.	*Caking car of sinter machine*	*10.10.2001*	*5 years*
253.	*Tank for hot-dip galvanizing of metal products*	*20.10.2001*	*5 years*
254.	*Machine for coke-oven door cleaning*	*27.10.2001*	*5 years*
255.	*Mixer blade*	*10.11.2001*	*5 years*
256.	*Blast furnace iron notch*	*20.11.2001*	*5 years*
257.	*Device for punching holes in blanks*	*10.12.2001*	*5 years*
258.	*Device for tuyere apparatus nozzle lining*	*27.01.2002*	*5 years*
259.	*Die for parts manufacturing*	*10.03.2002*	*5 years*
260.	*Device for sealing frame preparation of coke-oven doors*	*10.03.2002*	*5 years*
261.	*Rolled stock cooling station*	*10.05.2002*	*5 years*
262.	*Slitting line*	*20.05.2002*	*5 years*
263.	*Stand for hydraulic testing of nozzles*	*27.05.2002*	*5 years*
264.	*Slag-pumice gravel production line*	*27.05.2002*	*5 years*
265.	*Electrostatic oiling machine*	*20.06.2002*	*5 years*
266.	*Scale sluicing chute*	*20.06.2002*	*5 years*
267.	*Conveyor-type sinter machine*	*20.06.2002*	*5 years*
268.	*Device for grinding balls production*	*20.09.2002*	*5 years*
269.	*Oxygen blowing lance*	*27.09.2002*	*5 years*
270.	*Oxygen blowing lance*	*27.09.2002*	*5 years*
271.	*Device for target brittleness determination*	*20.10.2002*	*5 years*
272.	*Target for sporting*	*20.10.2002*	*5 years*
273.	*Oscillating chute tank of blast furnace cast house*	*10.11.2002*	*5 years*
274.	*Belt conveyor*	*20.11.2002*	*5 years*
275.	*Automatic line for targets forming and drying*	*27.11.2002*	*5 years*
276.	*Protective coating line*	*27.11.2002*	*5 years*
277.	*Installation site*	*10.12.2002*	*5 years*
278.	*Strip coating line*	*20.12.2002*	*5 years*
279.	*Belt conveyor*	*20.12.2002*	*5 years*
280.	*Tundish*	*27.01.2003*	*5 years*
281.	*Line for targets forming and painting*	*10.02.2003*	*5 years*

282.	*Hot-rolled strip cooling system*	*10.02.2003*	*5 years*
283.	*Protective coating application line*	*10.02.2003*	*5 years*
284.	*Flats production section*	*10.04.2003*	*5 years*
285.	*Blast furnace air tuyere*	*10.05.2003*	*5 years*
286.	*Flats production section*	*27.05.2003*	*5 years*
287.	*Oscillating chute tank of blast furnace cast house*	*27.05.2003*	*5 years*
288.	*Oscillating chute tank of blast furnace cast house*	*27.05.2003*	*5 years*
289.	*Pusher-type continuous annealing furnace*	*10.06.2003*	*5 years*
290.	*Tundish for continuous casting*	*20.06.2003*	*5 years*
291.	*Electrostatic oiling machine*	*10.07.2003*	*5 years*
292.	*Burned dolomite processing line for metallurgical ladles and lines refractory lining production*	*10.07.2003*	*5 years*
293.	*Blast furnace iron nozzle*	*20.08.2003*	*5 years*
294.	*Flash-butt welder for continuous rolling mill*	*27.08.2003*	*5 years*
295.	*Device for burden and furnace mouth protection contact point determination*	*27.08.2002*	*5 years*
296.	*Blast furnace bottom protection*	*20.09.2003*	*5 years*
297.	*Production line for flats with protective coating*	*20.10.2003*	*5 years*
298.	*Rotary calciner for bulk solids*	*27.10.2003*	*5 years*
299.	*Heat carrier supply system in convection type garage*	*20.12.2003*	*5 years*
300.	*Hot-rolled strip cooling device*	*10.02.2004*	*5 years*
301.	*Blast furnace bottom protection*	*20.03.2004*	*5 years*
302.	*Device for inert atmosphere creation in ladle car to transport hot metal from blast furnace cast house*	*20.03.2004*	*5 years*
303.	*Conveyor belt catching device*	*27.07.2005*	*5 years*
304.	*Hot cargoes transportation conveyor*	*27.10.2005*	*5 years*
305.	*Cutting line roll*	*27.01.2006*	*5 years*

List of Certificates for trade marks of NLMK valid as of 31.03.2006

No.	Description	Issue date	Validity
1	*Pictorial trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Pictorial trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Pictorial trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Pictorial trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 03.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Pictorial trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*

12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*
21	*Trademark "НЛМК"*	*19.07.2005*	*till 18 .03.2014*
22	*Trademark "NLMK"*	*20.12.2005*	*till 18 .03.2014*

Constant control over prompt payment of all patent fees for inventions and utility models, over prolongation of trade mark registration validity, over submission of applications for trade mark registration in case of the Company's product mix diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D for the period 2001 – QI 2006 are the following:

thousand rubles

	Amount
2001	*19 278,5*
2002	*26 361,5*
2003	*25 313,9*
2004	*17 652,2*
2005	*20 444,9*
QI 2006	*1 606,5*

4.5. Analysis of trends in the Issuer's core activity

In 2001, due to cyclical deterioration in world steel markets, many Russian companies in the steelmaking industry reduced the output of main types of products and redirected their deliveries to the domestic market.

Starting from 2002 in Russian steelmaking industry the trend towards the economical improvement of the companies in the industry has shaped. Before 2005 the major Russian steelmaking companies were increasing their production of the main types of products. Efficient utilization of production facilities, established business contacts, stable demand for the products of the industry inside the country as well as abroad enabled steel sector in Russia to increase the main production and economical performance figures. The year 2004 saw the best production and financial performance results in Russian steel sector for the recent years.

After fast growth of global production in 2004 world metals market situation changed in 2005: the achieved overproduction of steel in the world, first of all due to the growth of metal production in China, resulted in significant price decrease. In order to keep steel prices steelmaking companies from many regions of the world had to curtail the output of steel products. Those trends manifested themselves in the development of Russian steel sector. Production performance of the most Russian steel companies in 2005 decreased and remained at the level of 2004. In 12 months of 2005 pig iron production of the industry decreased by 4 %, steel production increased by 1 % and finished rolled products – by 2 % (source: Chermet Corporation).

In QI 2006 the situation in the market of steel products still remained difficult. However the largest Russian steelmaking companies embarked upon increasing the volumes of production. As a result the pig iron production in the industry increased by 4%, steel production also increased by 4%, production of finished rolled steel also increased by 1% (source: Chermet Corporation).

Open Joint Stock Company "Novolipetsk Steel" is one of the four biggest Russian steelmaking companies. NLMK's production performance in 2005 deteriorated similarly to many Russian companies. The output of the main types of products decreased in comparison to 2004: pig iron - by 12%, steel – by 7%, finished rolled products – by 7%.

In QI 2006 the growth rates for production of the basic types of NLMK products coincided with the growth rates in the industry. So for 3 months of 2006 the company increased pig iron and steel output for 4%, finished rolled products by 2% from QI 2005.

2005 became a turning point for the steel industry: after the period of growth which lasted longer than two years steel prices significantly decreased. Overall aggravation of the international market prices was caused first of all by overproduction in China. Reduction of prices on the one side and the increase of costs on the other side caused the decrease of production profitability, which in its own turn made price competition more severe.

Many Russian companies in the steelmaking industry redirected their deliveries to the domestic market. Russian prices for rolled products from August even tried to go up (unsuccessfully) but they could not compensate for the deterioration of export prices. Due to that the growth rate of Russian companies for the volume of commercial production accounted in monetary value decreased. As a result for the whole industry in 2005 the output of commercial products increased by 13% (in 2004 this indicator equaled to 65%).

Totaled financial performance, obtained in 2005 by the majority of Russian companies decreased. Sectoral income before tax decreased by 16 % in comparison to the level of 2004.

In January-March 2006 prices for steel products on the average remained low, which determined the deterioration of financial performance of the most Russian steel-making companies in comparison with the level of January-March 2005. So on the whole the industry in 3 months produced by 10 % less commodities than for 3 months of 2005. Totaled financial performance, obtained for 2 months of 2006, reduced by 21% from the level of respective period of 2005.

NLMK is an export-oriented company, and therefore the negative situation in the international market affected the Company's financial performance. Deterioration in the volumes of production and sales of steel products to the export market was the reason for decrease in the overall value of the sales. In addition production and sales cost increased in 2005. These factors were critical for financial result of the company for 2005. The output of commercial products in NLMK reduced by 4,5%, income before tax decreased by 29% from the level of 2004. However, in spite of the difficult situation in 2005, NLMK remains the most efficient and profitable steelmaking company in Russia against the background of the other Russian steel businesses.

In QI 2006 the price factor for NLMK was the main reason, which affected financial performance. So for 3 months NLMK produced commercial products in monetary representation by 15% less, and received profit from sales by 30% less, than for equivalent period of 2005. However, due to the growth of operational profit related to the sales of 12% of shares of OJSC "Lebedinsky GOK" in January, income before tax for 3 months of 2006 was received by 36% more in comparison with QI 2005.

<u>Main competitors of the Issuer</u>

Main competitors of OJSC "NLMK" in the domestic market of steel products are OJSC "MMK" and OJSC "Severstal". Data on the production volumes of these companies are given in the Appendix.

Among the significant competitive advantages of the Company the following ones can be enumerated:

- *Production diversification, NLMK is an integrated steelmaking company which produces upstream and downstream products, from pig iron to coated coils;*
- *Geographical situation. The company is closer to the main steel consuming regions and sea ports of Russia than its competitors.*
- *Priority in development of high value added products. NLMK was the first in Russia to start*

producing pre-painted rolled products, it is the only company in Russia which can produce electrical steel of the highest grades and high quality structural cold rolled sheet;

- *Stable high quality remains the main production requirement in every market. In order to provide for improvement of products quality, since 2000 NLMK has implemented the technical Upgrade and Development Program;*
- *Demand for the product in the global market. NLMK supplies its products to almost all industrially developed countries, being the leading Russian slab exporter;*
- *Fast response to the trends of the market.*

As compared to the competitors, the general status of the company remains unchanged, both in the nearest future and in the long-term perspective, because their processes and equipment are actually comparable and as they also invest a lot, similarly to NLMK, into the reconstruction and upgrading of the facilities, against the background of general improvement of the product output and quality, it is hardly possible for them to outmatch each other on a larger scale.

In the last years the following lines for production of the coated coils were commissioned:

- for production of galvanized coils: in 2001 – at NLMK, in 2002 – at MMK, in QIV 2005 - at NLMK and Severstal;

- for production of color coated coils: in QIII 2004 – at MMK, in QIV 2005 – at Severstal.

OJSC "NLMK" supplies its products to dozens of countries of the world (in 2005 – 58 countries). Practically in all of the importing countries there were domestic producers of the similar types of products. Apart from OJSC "NLMK" steelmaking companies from other countries of the world supplied their products to these markets. Hence at the export market OJSC "NLMK" undergoes multiple competition, that is why to point out particular competitors at the global market seems impossible.

The situation in the competitive environment did not change in QI 2006.

<u>Pig iron production of Russian steelmakers in 2005</u>

In 2005 Russian companies produced 48,36 million tons of pig iron, which is by 3,8% less than the respective indicator of 2004.

The major pig iron producers in Russia (by results of 12 months of 2005) are:

– OJSC "MMK" – 9,66 million tons (share in the industry – 20,0%);

– OJSC "NLMK" -- 7,89 million tons (share in the industry – 16,3%);

– OJSC "Severstal" – 7,98 million tons (share in the industry – 16,5%).

Share of the three largest Russian companies in the total amount of pig iron production of the RF made 52,8%, share of the eight largest companies of Russia – 88,7%.

Pig iron production in Russia in 2001 – 2005, million tons



60
50
40
30
20
10
0
44,94
46,24
48,33
50,28
48,36
2001
2002
2003
2004
2005

__Steel production of Russian steelmakers in 2005__

In 2005 Russian companies produced 64,87 million tons of steel, which is by 0,9% more than the respective indicator of 2004.

The major steel producers in Russia (by results of 12 months of 2005) are:

- OJSC "MMK" – 11,39 million tons (share in the industry – 17,6%);

- OJSC "Severstal" – 10,82 million tons (share in the industry – 16,7%);

- OJSC "NLMK" – 8,47 million tons (share in the industry – 13,1%).

Share of the three largest Russian companies in the total amount of steel production of the RF made 47,3%, share of the eight largest companies of Russia – 81,2%.

Steel production in Russia in 2001 – 2005, million tons



70
60
50
40
30
20
10
0
57,48
58,50
61,47
64,31
64,87
2001
2002
2003
2004
2005

__Production of finished rolled products by Russian steelmakers in 2005__

In 2005 Russian companies produced 54,57 36 million tons of finished rolled products, which is by 1,6% more than the respective indicator of 2004.

The major finished rolled producers in Russia (by results of 12 months of 2005) are:

- OJSC "MMK" – 10,37 million tons (share in the industry – 19,0%);

- OJSC "Severstal" – 9,83 million tons (share in the industry – 18,0%);

- OJSC "NLMK" – 7,98 million tons (share in the industry – 14,6%).

Share of the three largest Russian companies in the total amount of finished rolled production of the RF made 51,6%, share of the eight largest companies of Russia – 84,4%.

Production of finished rolled products in Russia in 2001 – 2005, million tons



60
50
40
30
20
10
0
46,90
48,66
50,68
53,72
54,57
2001
2002
2003
2004
2005

<u>Flats production of Russian steelmakers in 2005</u>

In 2005 Russian companies produced 23,94 million tons of flats, which is by 4,2% more than the respective indicator of 2004.

The major flats producers in Russia (by results of 12 months of 2005) are:

– OJSC "MMK"– 8,85 million tons (share in the industry – 37,0%);

– OJSC "Severstal" – 7,32 million tons (share in the industry – 30,6%);

– OJSC "NLMK" -- 4,78 million tons (share in the industry – 19,9%).

Share of the three largest Russian companies in the total amount of flats production of the RF made 87,5%, share of the eight largest companies of Russia – 94,3%.

Flats production in Russia in 2001 – 2005, million tons



30
25
20
15
10
5
0
19,34
20,92
22,70
22,96
23,94
2001
2002
2003
2004
2005

Pig iron production in Russia in QI 2001 – 2006, million tons

In QI 2006 Russian companies produced 12,81 million tons of pig iron, which is 3,9% more than the respective indicator of 2005.


14
12
10
8
6
4
2
0
10,73
11,07
11,87
12,37
12,33
12,81
2001
2002
2003
2004
2005
2006

Steel production in Russia in QI 2001 – 2006, million tons

In QI 2006 Russian companies produced 16,66 million tons of steel, which is by 4,1% more than the respective indicator of 2005.


18
16
14
12
10
8
6
4
2
0
13,83
13,16
14,82
15,67
16,00
16,66
2001
2002
2003
2004
2005
2006

Production of finished rolled products in Russia in QI 2001 – 2006, million tons

In QI 2006 Russian companies produced 13,84 million tons of finished rolled products, which is by 1,6% more than the respective indicator of 2005.


16
14
12
10
8
6
4
2
0
11,32
11,38
12,23
12,94
13,62
13,84
2001
2002
2003
2004
2005
2006

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on the Issuer's employees.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out overall management of the Company's activity excluding those issues, which fall under the exclusive competence of the General Shareholders' Meeting.

The Board of Directors consists of 9 persons.

The management of NLMK's day-to-day operation is exercised by the Company's single executive body – General Director and by the Company's corporate executive body – the Management Board.

The competence of the General Director and Management Board covers all the issues related to management of the Company's day-to-day operation except the matters of exclusive competence of the General Shareholders' Meeting and the Board of Directors.

The General Director and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The General Director also fulfils the functions of the Company's Management Board Chairman.

The Management Board is a corporate executive body of the Company, which acts on the basis of the Federal Act "On joint-stock companies", the Company Charter and Regulations on Management Board of the Company approved by the General Shareholders' Meeting.

The structure and members of the Management Board are approved by the Board of Directors upon presentation by the General Director.

The competence of the Issuer's General Shareholders' (participants') Meeting in accordance with its Charter (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Charter):

1) changes and additions to the Charter or approval of the Charter in new revisions;

2) restructuring of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the interim and final liquidation balances;

4) definition of the number of persons in the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of shares and rights granted by these shares;

6) increase of the Company's chartered capital through share par value increase; increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes more than 25% of the common shares earlier placed by the Company; increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not sold within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of the General Director and premature termination of his authority;

9) election of the Audit Committee and premature termination of its authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of the first quarter, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including the Company's profit and loss statements, as well as distribution of Company's profits (including payments (declaration) of dividends, excluding profits distributed as dividends upon results of the first quarter, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Meeting holding;

13) appointment of the Accounts Committee and premature termination of its authority in case the Accounts Committee's functions are not exercised by the Company's Registrar in accordance with the Federal Act "On joint-stock Companies";

14) split-up and consolidation of the shares;

15) transactions approval in cases stipulated in Article 83 of the Federal Act «On joint-stock companies»;

16) major transactions conclusion approval in cases stipulated in Article 79 of the Federal Act "On joint-stock companies";

17) acquisition of issued shares by the Company in cases, stipulated in the Federal Act "On joint-stock companies";

18) involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

20) decision-making on other matters stipulated by the Federal Act "On joint-stock companies" and / or the present Charter.

The matters falling under the competence of the General Shareholders' Meeting cannot be transferred to the competence of the Company's executive bodies.

The matters falling under the competence of the General Shareholders' Meeting cannot be transferred to competence of the Company's Board of Directors except in cases stipulated in the Federal Act "On joint-stock companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Charter (constituent documents):

The following matters fall within the Board of Directors' competence (Chapter 5, Article 30 of the Company Charter):

1) definition of guidelines for the Company;

2) convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases, when in accordance with the Federal Act "On joint-stock companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the Shareholders' Meeting agenda;

4) definition of the date of list of the shareholders who are entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Charter and the Federal Act "On the joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) preliminary approval of annual reports, annual financial statements, including profit and loss statements of the Company for a financial year;

6) increase of the Company's chartered capital by additional shares placement by the Company at the expense of its property within the quantity of declared shares.

7) increase of the Company's chartered capital by additional shares placement by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

8) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On joint-stock companies";

9) approval of decisions on emission of securities, prospectus, report on securities emission results, amending and revising of them.

10) placement of bonds and other securities issued by the Company in cases provided for by the Federal Act "On joint-stock companies";

11) determination of price (pecuniary valuation) of the property, price for placement and redemption

of the securities issued in cases provided for by the Federal Act "On joint-stock companies";

12) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On joint-stock companies";

13) establishment of the Management Board and early termination of its authorities; determination of rewards and compensations paid to its members; conclusion of contracts with the General Director and members of the Management Board on behalf of the Company;

14) determination of terms and conditions of contracts with the General Director and members of the Management Board;

15) recommendations to the General Shareholders' Meeting on amount of reward and compensation paid to members of the Audit Committee and determination of payment amount for Auditor's services;

16) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;

17) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;

18) use of the reserve fund and other funds of the Company;

19) approval of the Company's internal papers excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Charter and Federal Act "On joint-stock companies", or other internal documents of the Company which fall within the competence of the General Director and Management Board in accordance with the present Charter;

20) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and expanding of these provisions;

21) approval of major transactions in cases provided for by Chapter X of the Federal Act "On joint-stock companies";

22) approval of transactions provided for by Chapter XI of the Federal Act "On joint-stock companies";

23) approval of the Company Registrar, as well as terms and conditions of the contract with him/her, as well as cancellation of this contract;

24) suspension of the General Director's activity;

25) appointment of the acting General Director;

26) decision-making on Company's participation in other organizations, excluding participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;

27) establishment of Committees under the Board of Directors, approval of internal documents, which regulate activities of these Committees;

28) other matters provided for by the Federal Act "On joint-stock companies" and the present Charter.

The matters that fall within the competence of the Company's Board of Directors cannot be transferred to the executive body of the Company for decision.

Competence of the individual and corporate executive bodies of the Issuer in accordance with its Charter (constituent documents):

Competence of the General Director (Chapter 6, Article 37 of the Company Charter).

The General Director's competence includes all issues related to management of the Company's day-to-day operation, excluding those in the exclusive authority of the General Shareholders' Meeting, the Board of Directors and the Management Board.

The General Director acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company activities;

- has the right of the first signature in financial documents;

- represents the Company both in the RF and outside it;

- approves staff list, concludes employment agreements with employees of the Company, fires, applies incentive measures to employees and imposes penalties on them;

- governs the activities of the Management Board and presides at its meetings;

- presents members of the Management Board for the Board of Directors' approval;

- conducts transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On joint-stock companies" and this Charter;

- issues power of attorney on behalf of the Company;
- opens the Company's accounts with banks;
- makes provisions for the Company's accounting and book-keeping procedures;
- issues orders and gives instructions which are binding for all employees of the Company;
- defines information which is a commercial secret of the Company, and means of such information protection in accordance with the effective legislation;
- approves internal documents of the Company, which regulate the Company's day-to-day operation, excluding those in the exclusive authority of the Management Board.
The General Director is entitled to appoint acting General Director for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 38 of the Company Charter).

The exclusive competence of the Company's Management Board includes:
- development of the Company's development concept and its submission to the Board of Directors for discussion;
- approval of contracts related to the Company's assets when the amount due or the subject goods value exceeds 10 per cent of the Company's assets balance value, excluding transactions concluded in the normal course of business;
- approval of internal routine Rules and other local regulations according to the list specified by the General Director;
- signing the Collective Agreement with the Company staff (authorized body);
- other issues regarded as those in the competence of the Company Management Board under the effective legislation of the RF.

Availability of a Corporate Governance Code or any other similar document:

The Extraordinary General Shareholders' Meeting, which took place on December 3, 2004, (Minutes No. 20) approved the Corporate Governance Code of OJSC "Novolipetsk Steel".

Address in the Internet with free access to the full text of Issuer's Corporate Governance Code:

www.nlmk.ru/about/company_documents/

Information on any changes to the Issuer's Charter made during the reporting period as well as on any internal documents which govern the activities of the Issuer's bodies:

On February 1,2006 NLMK's Board of Directors approved the new revision of Regulations on Audit Committee (Minutes No. 138) The Company Charter, as well as internal documents, governing the Company activity, have not been changed.

Address in Internet with free access to full text of current Charter of the Company and internal documents which regulate the Company activity:

www.nlmk.ru/about/company_documents/

5.2. Information on members of the Issuer's authorities.

Board of Directors:

Chairman: *Vladimir S. Lisin*

Members of the Board:

Oleg V. Bagrin

Year of birth: *1974*

Education: *post-graduate vocational*

Titles over the last 5 years:
Period: ***2001 – 2002***
Organization: ***Joint-stock commercial bank "Autobank"***
Title: ***Director of Treasury***

Period: ***2002 – 2003***
Organization: ***Joint-stock commercial bank "Autobank"***
Title: ***Deputy Chairman***

Period: ***2003 – 2005***
Organization: ***LLC Rumelko***
Title: ***Director of Financial Assets Management***

Period: ***2005 – up to now***
Organization: ***CJSC IC "Libra Capital"***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolai A. Gagarin
Year of birth: ***1950***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2003***
Organization: ***Moscow State Lawyers Bar, Advocate Bureau "Reznik, Gagarin & Partners"***
Title: ***Executive Partner***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Advocate Bureau "Reznik, Gagarin, Abushakhmin & Partners"***
Title: ***Chairman of the Council***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Dmitry A. Gindin
Year of birth: ***1946***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***JSC Moscow Plant "Sapphir"***
Title: ***General Director***

Period: ***2001 – up to now***
Organization: ***"Management holding company "Metalloinvest" Ltd.***
Title: ***President (pluralistically)***

Period: ***2004 – up to now***
Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***
Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies

Oleg V. Kisilyov
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2001 – 2005***
Organization: ***"Mosexpo - Metall" Ltd.***
Title: ***Director***

Period: ***2002 – 2004***
Organization: ***Scientific company "Media-Socium "***
Title: ***General Director***

Period: ***2002 – 2002***
Organization: ***OJSC "The 6th television channel"***
Title: ***General Director***

Period: ***2005 – up to now***
Organization: ***"Renaissance Capital – Financial Consultant" Ltd.***
Title: ***Consultant on investments, directorate***

Period: ***2005 – up to now***
Organization: ***"Mosexpo - Metall" Ltd.***
Title: ***Director (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***LLC "Rumelko"***
Title: ***Chief Consultant***

Period: ***2001 - up to now***
Organization: ***Academy of National Economy with the Government of the Russian Federation***
Title: ***Professor of Market Issues and Economic Mechanisms Faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Nikolai P. Lyakishev
Year of birth: ***1929***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – 2004***
Organization: ***Baikov's Institute of Metallurgy and Materials Science, Russian Academy of Sciences***
Title: ***Director***

Period: ***2001 – up to now***
Organization: ***Baikov's Institute of Metallurgy and Materials Science, Russian Academy of Sciences***
Title: ***Research Manager***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Randolph Reynolds
Year of birth: ***1941***
Education: ***Bellarmine College***

Titles over the last 5 years:
Period: ***2001 – 2002***
Organization: ***Industrial Advisors, Inc.***
Title: ***Director***

Period: ***2002 – up to now***
Organization: ***Industrial Advisors Services, Inc.***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir N. Skorokhodov
Year of birth: ***1951***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***LLC "Rumelko"***
Title: ***Deputy General Director***

Period: ***2001 - up to now***
Organization: ***Lipetsk State Technical University***
Title: ***Professor at Rolling Production Faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor P. Fyodorov
Year of birth: ***1966***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2003***
Organization: ***Moscow State Lawyers Bar, Advocate Bureau "Reznik, Gagarin & Partners"***
Title: ***Lawyer of Moscow State Lawyers Bar***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Advocate Bureau "Reznik, Gagarin, Abushakhmin & Partners"***
Title: ***Lawyer of Moscow Advocate Chamber***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no***

options
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The Issuer's single executive body and members of the corporate executive body:

Vladimir P. Nastich
Year of birth: ***1953***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 - 2004***
Organization: ***NLMK***
Title: ***Chief Engineer – First Deputy General Director***

Period: ***2004 – up to now***
Organization: ***NLMK***
Title: ***General Director***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey A. Rakitin
Year of birth: ***1954***
Education: ***higher vocational***

Period: ***2001 - 2002***
Organization: ***NLMK***
Title: ***Head of Cold Rolling Production***

Period: ***2002 - 2004***
Organization: ***NLMK***
Title: ***Head of Hot Rolling Shop No.3***

Period: ***2004 – 2005***
Organization: ***NLMK***
Title: ***Chief Engineer***

Period: ***2005 – up to now***
Organization: ***NLMK***
Title: ***Technical Director - Chief Engineer***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2002***
Organization: ***NLMK***
Title: ***Director, Economics***

Period: ***2003 - 2005***
Organization: ***NLMK***
Title: ***Director, Economics and Finance***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Deputy General Director, Economics and Finance***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2001***
Organization: ***NLMK***
Title: ***Deputy Purchasing Director, Head of Equipment and Import Purchases Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Purchasing Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vyacheslav I. Vorotnikov
Year of birth: ***1954***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2005***
Organization: ***NLMK***
Title: ***Deputy Production Director***

Period: ***2005 - up to now***
Organization: ***NLMK***
Title: ***Production Director***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Pavel P. Gorodilov
Year of birth: ***1957***
Education: ***higher vocational***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Sales Director***

Share in the Issuer's stockholders' equity: ***0.00022%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Anatoly N. Koryshev
Year of birth: ***1944***
Education: ***post-graduate vocational***

Titles for the last 5 years:
Period: ***2000 - up to now***
Organization: ***NLMK***
Title: ***Director, Maintenance Services***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander I. Kravchenko
Year of birth: ***1955***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2001***
Organization: ***NLMK***
Title: ***Head of Legal Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Director Legal***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey P. Melnik
Year of birth: ***1961***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2001***
Organization: ***LLC "Larmet"***
Title: ***Manager***

Period: ***2001 - 2003***
Organization: ***LLC "Vimet"***
Title: ***Manager***

Period: ***2003 - 2003***
Organization: ***NLMK***
Title: ***Security Division Consultant (pluralistically)***

Period: ***2003 - 2004***
Organization: ***NLMK***
Title: ***Security Division Consultant***

Period: ***2004 – up to now***
Organization: ***NLMK***
Title: ***Director, HR & Administration***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no***

options

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Sergey V. Perekatov

Year of birth: ***1959***

Education: ***higher vocational***

Titles over the last 5 years:

Period: ***2001 - up to now***

Organization: *NLMK*

Title: ***Director, Construction & Building Maintenance***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladislav A. Smirnov

Year of birth: ***1949***

Education: ***higher vocational***

Titles for the last 5 years:

Period: ***2001 - 2004***

Organization: *NLMK*

Title: ***Director, Power & Energy Division***

Period: ***2004 - up to now***

Organization: *NLMK*

Title: ***Deputy General Director, Power & Energy***

Period: ***2004 - up to now***

Organization: ***LLC "Lipetsk Municipal Energy Company"***

Title: ***General Director (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Alexander A. Sokolov

Year of birth: ***1961***

Education: ***higher vocational***

Period: ***2001 – up to now***

Organization: *NLMK*

Title: ***Director, Accounting – Chief Accountant***

Period: ***2004 – up to now***
Organization: ***Lipetsk branch of All-Russian Correspondence Finance & Economy Institute***
Title: ***part time senior tutor (pluralistically)***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Vladimir A. Tretyakov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***NLMK***
Title: ***Director, Information Technologies***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Victor V. Khripunkov
Year of birth: ***1960***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***NLMK***
Title: ***Director, Security***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

Victor V. Khripunkov
Year of birth: ***1968***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 – 2003***

Organization: *The Boston Consulting Group*
Title: *Deputy Director*

Period: *2003 – 2004*
Organization: *LLC "Rumelko"*
Title: *Assistant of Chief Consultant*

Period: *2001 – up to now*
Organization: *NLMK*
Title: *Director, Strategy & Management System*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***no***

The person acting as the Issuer's single executive body: ***Vladimir P. Nastich***

5.3. Information on fees, privileges and / or refund of expenses to each management body of the Issuer.

Fees paid to the members of Board of Directors and Management Board for 2005

rubles

No.	Remuneration type	Board of Directors	Management Board
1.	*Fees*	-	-
2.	*Remuneration of expenses*	*728 802*	-
3.	*Salary*	-	*25 888 974*
4.	*Incapacity benefit*	-	*22 962*
5.	*Premium, welfare*	-	*6 207 560*
6.	*Presents*	*5 052*	*18 945*
7.	*Dividends*	-	*176 084*
8.	*Author's royalty*	*6 622 375*	*8 861 751*
	Total	**7 356 229**	**41 176 276**

Fees can be paid and expenses related to performance of Management Board members' functions can be refunded to Management Board members within the period of their duties execution. The rate, conditions and procedure of bonuses payment and expenses refund to the Board of Directors members are established by the Regulations on the Board of Directors members' remuneration approved by General Shareholders' Meeting.

Fees can be paid and expenses can be refunded to Members of the Board of Directors within the period of their duties execution. Conditions and procedure of fees payment and expenses refund are established by a contract concluded with members of the Management Board, in accordance with the Regulations on the Board of Directors members' remuneration, approved by the Company's Board of Directors upon presentation by the Personnel and Remunerations Committee.

5.4. Information on structure and competence of controlling authorities over the Issuer's economic activity.

The Audit Commission and Internal Audit Service exercise control over the financial and economic activities of the Company.

Audit Commission

The Audit Commission consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Regulations on Audit Commission approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Regulations on Audit Commission govern the Audit Commission's procedures, powers of its members, the rate and procedure of fees payment and expenses reimbursement to members of the Audit Commission.

The Company's Audit Commission members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on the yearly-based business results and is conducted at any time upon initiative of the Company's Audit Commission and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Audit Commission audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity audit the Commission makes a report on authenticity of data contained in the Company's annual report, balance sheet, profit and loss statement.

Internal Audit Service

Internal Audit Service – Audit Division, established under General Director's Order dd. 17.04.1997, is administratively subordinated to the General Director.

Key staff: Valery S. Kulikov; Igor A. Matsak.

The Audit Division's competence covers:

- *auditing of financial and economic, commercial and production activity of the Company's divisions;*
- *evaluation of process related to acquisition, storage, protection and conservation of the Company's resources;*
- *detection of possible delinquencies, frauds and abuses on part of the Company's officials and reporting the results to the Company's management;*
  - *evaluation of internal control system as regards to efficiency of operations in the normal course of business.*

Management Board members are informed of the audit results according to their competency. The Board of Directors is informed in case of any material breach.

In process of its activity the Internal Audit Service cooperates with auditing firms working for the Company on contract basis.

Information on any Issuer's internal document establishing rules aimed at prevention of insider information deployment:

On September 12, 2005 NLMK's Board of Directors approved the Information policy of NLMK (Minutes No.133), which contains rules of insider information deployment prevention.

Address in Internet with free access to full text of the Issuer's internal document establishing rules aimed at prevention of insider information deployment:

www.nlmk.ru/about/company_documents/

5.5. Information on members of the authorities controlling the Issuer's financial performance.

Members of the Company's Audit Commission:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak
Year of birth: ***1970***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2001***
Organization: ***NLMK***
Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Chief economist, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***NLMK***
Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Natalia V. Kurasevich
Year of birth: ***1961***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Auditor of the 1st category, chief auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no***

options

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Officers of Internal Audit Service:

Total number of employees of Audit Division, NLMK: 102

Key staff of Audit Division, NLMK:

Valery S. Kulikov

Year of birth: ***1963***

Education: ***higher vocational***

Titles over the last 5 years:

Period: ***2001 - up to now***

Organization: ***NLMK***

Title: ***Audit Director***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

Igor A. Matsak

Year of birth: ***1970***

Education: ***higher vocational***

Titles for the last 5 years:

Period: ***2001 - 2001***

Organization: ***NLMK***

Title: ***Chief economist, Head of Department***

Period: ***2001 - up to now***

Organization: ***NLMK***

Title: ***Deputy Audit Director***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***no***

5.6. Information on fees, privileges and / or expenses reimbursement to each body controlling the Issuer's financial performance.

Salary (rubles): *2 499 289*
Incapacity benefits (rubles): *61 866*
Bonuses (rubles): *1 305 480*
Fees (rubles): *0*
Presents (rubles): *1 263*
Commission (rubles): *0*
Privileges and / or reimbursement of expenses: *0*
Other material provisions (rubles): *0*

The amount and procedure of remuneration and compensation payment to the Auditing Commission is established by Regulations on Audit Commission Member's Remuneration and Compensation approved by the Extraordinary Shareholders' Meeting held on December 3, 2004 (Minutes No.20).

5.7. Information on staff and generalized data on education and personnel (employees) of the Issuer, as well as on changes in personnel (employees) of the Issuer.

Average number of employees (staff) of the Issuer inclusive of employees (staff) in his branches and representative offices, as well as allocations to salaries and social support for the last 5 completed financial years and QI of the current year:

Description	*2001*	*2002*	*2003*	*2004*	*2005*	*QI 2006*
Average staff, persons	49 001	46 289	40 981	39 433	38 798	38 836
Amount of cash allocated to remuneration of labor (salaries and wages), rubles	2 927 457 002	3 557 818 326	4 143 168 948	4 966 489 027	5 957 687 053	1 549 471 219
Amount of cash allocated to social security, rubles	37 742 155	30 919 516	41 338 631	66 661 598	104 538 547	35 740 924
	As of 01.01.2002	*As of 01.01.2003*	*As of 01.01.2004*	*As of 01.01.2005*	*As of 01.01.2006*	*As of 01.04.2006*
Percentage of the Issuer's employees who have professional education, %	19,76	21,02	21,25	22,05	22,49	22,55

Changes in staff number within the reporting period were not crucial for the Issuer.

NLMK's employees established a Trade Union branch of Mining and Steel-making trade union of Russia.

5.8. Information on any commitments of the Issuer to personnel (employees) related to possibility of their share interest in the Issuer's stockholders' capital (unit fund).

There are no agreements or commitments of the Issuer related to possibility of its employees having a share in its stockholders' capital.

The Issuer did not give an option to its employees.

The possibility of granting such option was not considered by the Company.

VI. Information on shareholders of the Issuer and transactions of the Issuer in which he expressed his interest.

6.1. Information on the total number of the Issuer's shareholders.

Number of persons registered in shareholders register as of the date of reporting quarter end – *9 997*, including:
nominal holders – *9*.

6.2. Information on the Issuer's shareholders owing not less than 5 per cent of its stockholders' capital (unit fund) and not less than 5 per cent of its common stock as well as information on shareholders owing not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders owing not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: ***SILENER MANAGEMENT LIMITED***
Abbreviated name: ***SILENER MANAGEMENT LIMITED***
TIN: ***no***
Address: ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***
Share in the Issuer' chartered capital: ***18.98%***
Share of the Issuer's common stock: ***18.98%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.2. Full name: ***ULTIMEX TRADING LIMITED***
Abbreviated name: ***ULTIMEX TRADING LIMITED***
TIN: ***no***
Address: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***

Share in the Issuer's chartered capital: ***14.91%***

Share of the Issuer's common stock: ***14.91%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: ***no***

Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.3. Full name: ***VEFT ENTERPRISES LIMITED***

Abbreviated name: ***VEFT ENTERPRISES LIMITED***

TIN: ***no***

Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***

Share in the Issuer's chartered capital: ***9.61%***

Share of the Issuer's common stock: ***9.61%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: ***no***

Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.4. Full name: ***CASTELLA INVESTMENTS LIMITED***

Abbreviated name: ***CASTELLA INVESTMENTS LIMITED***

TIN: ***no***

Address: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***

Share in the Issuer' chartered capital: ***15.94%***

Share of the Issuer's common stock: ***15.94%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: ***no***

Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***no***

Share of the Issuer's common stock: ***no***

6.2.5. Full name: ***MEROBEL INVESTMENTS LIMITED***

Abbreviated name: ***MEROBEL INVESTMENTS LIMITED***

TIN: ***no***

Address: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***
Share in the Issuer's chartered capital: ***16.19%***
Share of the Issuer's common stock: ***16.19%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***
TIN: ***no***
Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***
Share in the Issuer's shareholder chartered capital: ***100%***
Share of the Issuer's shareholder common stock: ***100%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

6.2.6. Full name: ***Limited-liability company «LKB-INVEST»***
Abbreviated name: ***LLC IFC «LKB-INVEST»***
TIN: ***7705708194***
Address: ***18-1, ul. Bakhrushina, Moscow, Russia***
Share in the Issuer's chartered capital: ***7.52%***
Share of the Issuer's common stock: ***7.52%***
Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:
Full name: ***Limited-liability company "RUMELKO"***
Abbreviated name: ***LLC "RUMELKO"***
TIN: ***7727160666***
Address: ***15, ul. Kedrova Moscow 117036 Russia***
Share in the Issuer's shareholder chartered capital: ***99%***
Share of the Issuer's shareholder common stock: ***99%***
Share in the Issuer's chartered capital: ***no***
Share of the Issuer's common stock: ***no***

Nominal holder, under the name of which the Issuer's shares are registered, constituting not less than 5 percent of the Issuer's chartered capital or not less than 5 percent of its common stock as of the reporting period end:

Full name of the nominal holder: ***"Deutsche Bank" Limited-liability company***
Abbreviated name of the nominal holder: ***LLC "Deutsche Bank"***
Domicile: ***4, ul. Shepkina, Moscow, 129090, Russia***
Tel: ***(495)-797-50-00***
Fax: ***(495)-797-50-17***
Email: ***db.moscow@db.com***
Information on the license for professional activity in the securities market :

License of a professional securities market maker for depositary activities:
License number: ***177-05616-000100***
Date of issue: ***September 4, 2001.***
Validity: ***perpetual***
License issuer: ***Federal Commission on Securities Market***

Number of the Issuer's common shares, registered in the Issuer's shareholders register under the nominal holder's name (pcs): ***457 775 470***

6.3. Information on the state stake or municipal share in stockholders' capital (unit fund) of the Issuer and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in the stockholders' capital equals to: *0.000267%*
Name of the state stake administrator: ***Territorial Administration of the Federal Agency for Federal Property Management in the Lipetsk Region***
Legal address of the state stake administrator: ***2, ul. Skorokhodova, Lipetsk 398019 Russia***

Availability of special right for stake of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share):
not provided for

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on the stake in the Issuer's chartered capital, inclusive of the quantity and/or total value of the Issuer's shares, belonging to one shareholder, as well as number of votes granted to one shareholder, expressed in the Company Charter.

There are no other limitations related to the stake in the Issuer's chartered capital.

6.5. Information on changes in structure and stake of the Issuer's shareholders owing not less than 5 percent of its chartered capital (unit fund) or not less than 5 percent of its common stock.

Shareholders owing not less than 5 percent of NLMK's chartered capital as of the date of list with persons entitled to participate in each General Shareholders' Meeting conducted over the last 5 closed financial years:

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 30, 2001 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 14, 2001):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,42*
2.	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*14,43*
3.	*CLAYTON IMPORT & EXPORT S.A.*	*11,90*
4.	*VEFT ENTERPRISES LIMITED*	*10,74*
5.	*BOWLAND INVESTMENTS LIMITED*	*9,08*
6.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
7.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
8.	*RADLEY ENTERPRISES LIMITED*	*5,51*
9.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of April 6, 2002 (date of list with persons entitled to participate in the General Shareholders' Meeting – February 13, 2002):

No.	**Name of a shareholder**	*Share in chartered capital, %*
1.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
2.	*SILENER MANAGEMENT LTD*	*18,98*

3.	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*14,43*
4.	*VEFT ENTERPRISES LIMITED*	*10,81*
5.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
6.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
7.	*RADLEY ENTERPRISES LIMITED*	*5,51*
8.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 28, 2002 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 13, 2002):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*10,81*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*9,01*
6.	*ULTIMEX TRADING LIMITED*	*8,29*
7.	*RADLEY ENTERPRISES LIMITED*	*8,23*
8.	*OMNILAX HOLDINGS LIMITED*	*7,59*
9.	*AHERON INVESTMENTS LIMITED*	*7,59*
10	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 27, 2003 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 12, 2003):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*12,30*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*ULTIMEX TRADING LIMITED*	*8,28*
6.	*RADLEY ENTERPRISES LIMITED*	*8,23*
7.	*OMNILAX HOLDINGS LIMITED*	*7,59*
8.	*AHERON INVESTMENTS LIMITED*	*7,59*
9.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,51*
10.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of June 23, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – February 24, 2004):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
3.	*ULTIMEX TRADING LIMITED*	*15,15*
4.	*VEFT ENTERPRISES LIMITED*	*12,31*
5.	*RADLEY ENTERPRISES LIMITED*	*8,23*
6.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*
7.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 25, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 07, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of December 3, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – October 15, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	MEROBEL INVESTMENTS LIMITED	15,54
4.	ULTIMEX TRADING LIMITED	15,15
5.	VEFT ENTERPRISES LIMITED	12,31
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of May 20, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – April 4, 2005):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	ULTIMEX TRADING LIMITED	18,15
3.	VEFT ENTERPRISES LIMITED	16,31
4.	CASTELLA INVESTMENTS LIMITED	15,94
5.	MEROBEL INVESTMENTS LIMITED	14,70
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of September 26, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – August 23, 2005):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	MEROBEL INVESTMENTS LIMITED	18,70
3.	ULTIMEX TRADING LIMITED	18,15
4.	VEFT ENTERPRISES LIMITED	16,31
5.	CASTELLA INVESTMENTS LIMITED	15,94
6.	CLOSED JOINT-STOCK INVESTMENT-FINANCIAL COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of November 16, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – October 15, 2005):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*16,31*
3.	*MEROBEL INVESTMENTS LIMITED*	*16,19*
4.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
5.	*ULTIMEX TRADING LIMITED*	*14,91*
6.	*CLOSED JOINT-STOCK INVESTMENT-FINANCIAL COMPANY "LKB-INVEST"*	*7,52*

6.6. Information on interested party transactions conducted by the Issuer.

Total value of the interested party transactions approved by each management body of the Issuer upon results of the last reporting quarter: ***There were no such transactions***

Information on the interested party transactions conducted by the Issuer within the last reporting period, the price for which was 5 or more percent of the Company's assets book value defined upon financial statements as of the last reporting date before the transaction conduction: ***There were no such transactions***

Information on interested party transactions (a group of related transactions), which were not approved by the Board of Directors (Supervisory Board) or by General Shareholders' Meeting in cases when it was obligatory according to the Russian Law: ***There were no such transactions.***

6.7. Information on accounts receivable amount.

The total amount of NLMK's accounts receivable as of 31.12.2005 makes 19 927 959 thousand rubles, including past-due accounts receivable - 473 874 thousand rubles.

Structure of the Issuer's accounts receivable as of 31.12.2005

rubles

Type of accounts receivable	*Maturity date*	
	less than 1 year	*over 1 year*
Accounts receivable of buyers and customers	*11 058 517 334*	*38 298 657*
including past-due	*70 342 956*	-
Accounts receivable under bills receivable	-	-
including past-due	-	-
Accounts receivable of participants (founders) upon contributions to chartered capital	-	-
including past-due	-	-
*Accounts receivable related to advance payments made**	*3 365 776 048*	*1 551 892 471*
including past-due	*402 307 705*	-
Other accounts receivable	*3 868 748 357*	*44 726 024*
including past-due	*1 222 854*	-
Total	*18 293 041 739*	*1 634 917 152*
including past-due	*473 873 515*	-

**) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.*

Debtors with a share of not less than 10% of total accounts receivable as of 31.12.2005:

1. Name: ***STEELCO MEDITERIAN TRADING LTD***
Address: ***10A-C, Orpheos street, Nicosia, Cyprus***
Accounts receivable: ***4 483 699 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

2. Name: ***TUSCANY INTERTRADE (UK)***
Address: ***24, Great King Street, Edinburgh, H3 6QN, Great Britain***
Accounts receivable: ***3 127 684 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

The total amount of NLMK's accounts receivable as of 31.03.2006 makes 19 210 895 thousand rubles, including past-due accounts receivable - 485 908 thousand rubles.

Structure of the Issuer's accounts receivable as of 31.03.2006

rubles

Type of accounts receivable	*Maturity date*	
	less than 1 year	*less than 1 year*
Accounts receivable of buyers and customers	*10 021 425 662*	*33 179 489*
including past-due	*103 559 157*	-
Accounts receivable under bills receivable	-	-
including past-due	-	-
Accounts receivable of participants (founders) upon contributions to chartered capital	-	-
including past-due	-	-
*Accounts receivable related to advance payments made**	*4 580 487 149*	*1 173 467 921*
including past-due	*381 322 770*	-
Other accounts receivable	*3 356 290 039*	*46 044 482*
including past-due	*1 026 167*	-
Total	*17 958 202 850*	*1 252 691 892*
including past-due	*485 908 094*	-

**) Taking into account advance payments effected for off-balance assets under which title is transferred in case of long-term obligations fulfillment according to contracts concluded.*

Debtors with a share of not less than 10% of total accounts receivable as of 31.03.2006:

1. Name: ***STEELCO MEDITERIAN TRADING LTD***
Address: ***10A-C, Orpheos street, Nicosia, Cyprus***
Accounts receivable: ***4 216 138 thousand rubles***
inclusive of:
past-due accounts receivable: ***no***

2. Name: ***TUSCANY INTERTRADE (UK)***
Address: ***24, Great King Street, Edinburgh, H3 6QN, Great Britain***
Accounts receivable: ***3 198 060 thousand rubles***

inclusive of:
past-due accounts receivable: ***no***

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

NLMK's annual financial statements for the last completed financial year, prepared under the requirements of the Russian Law, are enclosed to this Quarterly Report.

The annual financial statements cover:

- *Balance sheet – Form No.1*
- *Income statement (profit and loss statement) – Form No.2*
- *Statement of changes in equity – Form No.3*
- *Cash flow statement – Form No.4*
- *Attachments to balance sheet – Form No.5*
- *Explanatory note*
- *Auditor's conclusion*

7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

NLMK's quarterly financial statements for the last completed financial year, prepared according to the requirements of the Russian Law, are attached to the present Quarterly Report.

Quarterly financial statements cover:

- *Balance Sheet – Form No.1;*
- *Income Statement (profit and loss statement) – Form No. 2.*

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

The Company does not prepare consolidated financial statements according to legal requirements of the Russian Federation.

Moreover, the Company prepares Consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP). NLMK's consolidated financial statements for 2005, prepared according to US Generally Accepted Accounting Principles, can be found on NLMK's website in the Internet.

Website where Consolidated Financial Statements of the Issuer prepared under US GAAP can be found:

www.nlmk.ru/about/figures/financial/quarter

7.4. Information on the Issuer's accounting policy

Provision on Accounting Policy approved by NLMK's Order No. 838 dd. 31.12.2004 "On accounting policy of NLMK", with changes and additions, introduced in NLMK's Order No. 874 dd. 30.12.2005 "On making changes and additions in Order No. 838 dd. 31.12.2004 "On accounting policy of NLMK", is attached to the present Report.

7.5. Information on total exports as well as on the share of exports in total sales.

Index	2003	2004	2005	QI 2006
Proceeds from the sales of products, works, services (exclusive of VAT, excises and similar obligatory payments), total (thousand rubles)	*75 026 216*	*126 180 664*	*119 345 086*	*27 930 471*
Proceeds from the export sales of products, works, services (thousand rubles)	*43 634 945*	*83 216 331*	*70 872 590*	*15 900 298*
Export share in total sales proceeds (%)	*58,2*	*66,0*	*59,4*	*56,9*

7.6. Information on material changes in the Issuer's property as of the complete financial year closure.

As of the reporting quarter end:

- *total initial (replacement) value of buildings, structures, land lots as well as property in process of state registration included in NLMK's balance amounted to 18 280 000 011 rubles;*
- *accrued amortization – 9 027 289 677 rubles.*

Within 12 months from the date of reporting quarter end NLMK evaluated some objects of property for sale without reflection of evaluation results in Balance Sheets.

There were no significant changes in the Company's property related to acquisition or disposal of property after 31.12.2005.

7.7. Information on the Issuer's participation in any legal procedures if this participation could have significantly affected its financial performance.

Over the last three years there haven't been any legal procedures, the Company's participation in which could affect its financial performance.

VIII. Additional information on the Issuer and on its issued securities.

8.1. Additional information on the Issuer.

8.1.1. Information on the amount, structure of the stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: ***5 993 227 240***

Breakdown of stockholders' capital as of the date of the reporting quarter closure:

Common stock:

Total at par value (rubles): ***5 993 227 240***

Share in stockholders' capital: ***100 %***

Privileged stock:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

A part of NLMK's shares circulates outside of the Russian Federation in accordance with foreign law related to foreign Issuers' securities, representing NLMK's shares.

Category (type) of shares, circulating outside of the Russian Federation: ***common registered book-entry stock***
Proportion of shares, circulating outside of the Russian Federation, to the total quantity of shares of the corresponding category (type): *7%*
Name of the foreign Issuer, the securities of which represent NLMK's shares of a corresponding category (type): ***Deutsche Bank Trust Company Americas***
Domicile of the foreign Issuer, the securities of which represent NLMK's shares of a corresponding category (type): ***60 Wall Street, New York, NY 10005, USA; 23 Great Winchester Street, London EC2P 2AX, UK***
Summary of the emission program (type of the program) related to the foreign Issuer's securities6 representing NLMK's shares of the corresponding category (type): ***Global Depositary Shares were issued in accordance with Rule 144A, as well as Regulation S of the US Securities Act. Each Depositary Share represents 10 common shares of NLMK.***
Information on permits issued by federal executive authorities for the Issuer's shares of a corresponding category (type) admission to circulation outside of the Russian Federation: ***In accordance with Notification of Federal Securities Market Service of Russia of permit issue for NLMK's securities circulation outside of the Russian Federation dd. 03.05.2005 No.05-ВГ-03/6941, circulation of NLMK's common registered book-entry shares outside of the Russian Federation has been permitted.***
Name of the foreign trading organizer (-s), which handles circulation of a foreign Issuer's securities, representing the Issuer's shares: ***London Stock Exchange plc***

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Over the period from January 1, 2001 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.

In QII 2004 stockholders' capital of the Company changed due to additional issue of common registered book-entry stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:

Common stock:

Total at par value (rubles): ***5 987 240***

Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***
Date and number of the management body's Minutes of the meeting at which a decision to change stockholders' capital was taken: ***05.02.2004, Minutes No. 106.***

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:
Common stock:
Total at par value (rubles): ***5 993 227 240***
Share in stockholders' capital: ***100 %***
Privileged stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

Since 30.06.2004 up to now the amount of stockholders' capital did not change.

8.1.3. Information on generation and use of the Issuer's reserve fund as well as other funds.

In accordance with the Company Charter, NLMK generates the reserve fund of not less than 5 percent of its stockholders' equity. Size of the reserve fund shall be determined by the Board of Directors' decision. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, determined by the Board of Directors according to the Company's Charter.

As of the date of the reporting quarter end, NLMK's reserve fund amounted to 299 661 362 rubles or 5% of its chartered capital.

The reserve fund was not used within the reporting quarter.

NLMK doesn't generate any other funds at the expense of its net profit.

8.1.4. Information on procedure of convocation and conduction of the Issuer's supreme management body meeting:

The Issuer's management body:

The supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the information in newspaper «Gazeta», newspaper «Metallurg» and on NLMK's website in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more percent of the Company's shares as well as nominal shareholders are informed of the meeting by post. Written notifications are sent by registered mail within the period stated in this clause.

Persons (bodies) entitled to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Commission, the Company's Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Commission, the Company's Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda of the Extraordinary Shareholders' Meeting as well as in case the Board of Directors liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Act "On joint-stock companies" to elect the Board members, such a Shareholders' Meeting shall be held within 70 days from the date of corresponding demand or decision of the Board to hold the Meeting.

A request for Extraordinary Meeting holding shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and to change the suggested form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Commission, the Company's Auditor or shareholders (shareholder) owing not less than 10 percent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requesting the convocation, quantity and type (category) of the shares belonging to them (him/her).

The request for the Extraordinary Meeting shall be signed by the persons (person) who require Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Commission, the Company's Auditor or shareholders (shareholder) owing not less than 10 percent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Commission, the Company's Auditor or shareholders (shareholder) owing not less than 10 percent of the Company's voting shares can be made in case:

- *the procedure of the request submission on convocation of the General Shareholders' Meeting has been violated;*
- *shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;*
- *none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Act "On joint-stock companies" and other legal acts of the Russian Federation.*

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who requested its convocation by registered mail with notice of receipt not later than 3 days from the date of taking such a decision.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the financial year closure. Besides, Extraordinary Shareholders' Meeting can be summoned.

Date, time and venue of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company Charter

and "Regulations on holding General Meeting of Shareholders".

Persons entitled to suggest issues to be included in the agenda of the Issuer's management body meeting as well as to define the procedure of such suggestions submission:

Shareholders (a shareholder), owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to suggest issues to be included in the agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Commission and Returning board, the number of which cannot exceed the number of respective body members as well as candidate General Director. Such suggestions should be received by the Company not later than in 30 days after financial year closure.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owing not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. Such proposals must be received by the Company not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

Suggestions on issues inclusion in the General Shareholders' Meeting agenda and suggestions on candidates shall be made in writing, shall indicate the name of shareholders (shareholder), requesting it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed.

A proposal to include issues in the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them in the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company Charter for inclusion of proposals in the agenda of an Annual General Shareholders' Meeting and Extraordinary General Shareholders' Meeting. An issue proposed by shareholders (a shareholder) is subject to be included in the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to be included in the voting list for election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company Charter;*
- *shareholders (a shareholder) do not own the required number of the Company's voting shares as per the Company Charter;*
- *a proposal is not in conformity with the requirements of the Company Charter;*
- *an issue to be included in the agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Act "On joint-stock companies" and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue in the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues of the General Shareholders' Meeting.

Besides issues proposed to be included in the agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form a corresponding body, the Board of Directors has the right to include issues in the agenda or candidates in the voting list of the General Shareholders' Meeting at its discretion.

Persons entitled to get acquainted with information (materials) presented for supreme management body Meeting preparation and conduction as well as procedure of getting acquainted with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (materials) subject to presentation during preparation of General Shareholders' Meeting

for getting acquainted in the room of the Company's executive body and at places the addresses of which are stated in the announcement on General Shareholders' Meeting holding within 20 days and in case of General Shareholders' Meeting the agenda of which includes an issue on the Company's restructuring, within 30 days prior to the General Shareholders' Meeting as well as during the Meeting itself at the place of its holding.

Persons entitled to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in writing to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 percent of stockholders' equity (unit fund) or not less than 5 percent of common stock.

1. Full name: ***Limited-liability company Lipetsk Insurance Company "Chance"***
Abbreviated name: ***LLC LIC Chance***
Legal address: ***30, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

2. Full name: ***Limited-liability company Steel***
Abbreviated name: ***LLC Steel***
Legal address: ***1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

3. Full name: ***Limited-liability company Novolipetskoye***
Abbreviated name: ***LLC Novolipetskoye***
Legal address: ***village Tyushevka, Lipetsk region, 398052 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

4. Full name: ***Limited-liability company Karamyshevskoye***
Abbreviated name: ***LLC Karamyshevskoe***
Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

5. Full name: ***Holiday Hotel Novolipetsky Metallurg***
Abbreviated name: ***no***
Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

6. Full name: ***Limited-liability company Trade House NLMK***
Abbreviated name: ***LLC Trade House NLMK***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

7. Full name: ***DanSteel A/S***
Abbreviated name: ***DanSteel A/S***
Legal address: ***Havnevej 33, 3300 Frederiksvaerk, Denmark***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of the Issuer's common stock in profit-making organization: ***100 %***

Profit-making organization's share in the Issuer's chartered capital: ***no***

8. Full name: ***Limited-liability company Larmet***
Abbreviated name: ***LLC Larmet***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's chartered capital: ***99.98 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

9. Full name: ***Limited-liability company VIMET***
Abbreviated name: ***LLC VIMET***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's chartered capital: ***99.97 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

10. Full name: ***Open joint-stock company Stoilensky GOK***
Abbreviated name: ***OJSC Stoilensky GOK***
Legal address: ***Russian Federation***
Issuer's share in the profit-making organization's chartered capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

11. Full name: ***Open joint-stock company Dolomite***
Abbreviated name: ***OJSC Dolomite***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's chartered capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

12. Full name: ***Open joint-stock company Studenovskaya Mining Company***
Abbreviated name: ***OJSC Stagdok***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's chartered capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

13. Full name: ***Open joint-stock company Kombinat KMAruda***
Abbreviated name: ***OJSC Kombinat KMAruda***
Legal address: ***Gubkin, Belgorod region, 309182 Russia***
Issuer's share in the profit-making organization's chartered capital: ***76.26 %***
Share of the Issuer's common stock in profit-making organization: ***76.26 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

14. Full name: ***Limited-liability company Independent Transport Company***
Abbreviated name: ***LLC NTK***
Legal address: ***32A, Leninsky prospect, Moscow 119991 Russia***
Issuer's share in the profit-making organization's chartered capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

15. Full name: ***Limited-liability company Vtormetsnab NLMK***
Abbreviated name: ***LLC Vtormetsnab NLMK***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's chartered capital: ***70.00 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***no***

16. Full name: ***Open joint-stock company Tuapse Commercial Seaport »***
Abbreviated name: ***OJSC TMTP***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
Issuer's share in the profit-making organization's chartered capital: ***69.41 %***
Share of the Issuer's common stock in profit-making organization: ***69.41 %***

17. Full name: ***Open joint-stock company North Oil and Gas Company***
Abbreviated name: ***OJSC Severneftegas***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's chartered capital: ***62.00 %***
Share of the Issuer's common stock in profit-making organization: ***62.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

18. Full name: ***Limited-liability company Lipetsk Municipal Energy Company***
Abbreviated name: ***LLC LGEK***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's chartered capital: ***51.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

19. Full name: ***Joint-stock bank of social development and construction Lipetskcombank***
Abbreviated name: ***OJSC Lipetskcombank***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's chartered capital: ***50.07 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

20. Full name: ***Open joint-stock company Lipetsky Gripromez***
Abbreviated name: ***OJSC Lipetsky Gripromez***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's chartered capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

21. Full name: ***Limited-liability company Neptune***
Abbreviated name: ***LLC Neptune***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's chartered capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

22. Full name: ***Open joint-stock company for gasification and gas supply system in the Lipetsk region Lipetskoblgas***
Abbreviated name: ***OJSC Lipetskoblgas***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's chartered capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's chartered capital: ***no***

23. Full name: ***Open joint-stock company for energy and electrification Lipetskenergo***
Abbreviated name: ***OJSC Lipetskenergo***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***no***

24. Full name: ***Open joint-stock company Lipetsk Generating Company***
Abbreviated name: ***OJSC Lipetsk Generation Company***
Legal address: ***8A, ul. Moskovskaya, Lipetsk 398600, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

25. Full name: ***Open joint-stock company Lipetsk Energy Sales Company***
Abbreviated name: ***OJSC Lipetsk Energy Sales Company***
Legal address: ***33, ul. 50 let NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

26. Full name: ***Open joint-stock company Lipetsk Backbone Networks***
Abbreviated name: ***OJSC Lipetsk Backbone Networks***
Legal address: ***66, ul. Sovetskaya, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***no***

8.1.6. Information on material transactions of the Issuer.

Information on each material transaction (group of related transactions) with liabilities equal to 10 and more percent of NLMK's assets book value under its financial statements for the last closed financial period preceding the date of the transaction, conducted by the Issuer over the last 5 closed financial years and QI of the current year: ***There were no such transactions.***

8.1.7. Information on the Issuer's credit ratings

As of 31.03.2006 the following credit ratings were conferred to the Company:

#	Company	Rating	Description	Date of rating
1.	***Credit rating agency "Standard & Poor's", USA http://www.standardsandpoors.ru/***	***BB (stable)***	***Beyond danger in short-term outlook, however higher susceptibility to the influence of negative changes in commercial, financial and economic conditions.***	***26.05.2005***

2.	*Credit rating Agency "Moody's Investors Service", UK http://www.moodys.com/*	*Ba2 (stable)*	*Beyond danger in short-term outlook, however higher susceptibility to the influence of negative changes in commercial, financial and economic conditions.*	*24.10.2005*
3.	*Credit rating agency "Moody's Interfax", Россия http://rating.interfax.ru/*	*Aa2.ru (stable)*	*Issuers or debt instruments with Aa.ru кфeiratare characterized by higher solvency as compared to other Issuers within the country.*	*24.10.2005*

8.2. Information on each category (type) of the Issuer's shares.

Share category: *common*

Par value of each share (rubles): *1*

Shares in circulation: *5 993 227 240*

Quantity of additional shares in the process of offering: *0*

Quantity of declared shares: *0*

Quantity of shares on the Issuer's balance: *0*

Quantity of additional shares which could be placed due to conversion of placed securities, convertible into shares, or as a result of obligations discharge under the Issuer's options: *0*

State registration numbers of share issues: *1-01-00102-A*

Date of state registration: *09.04.2004*

Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the above mentioned issue of NLMK's securities.

Rights granted by shares to their holders:

Each common share of the Company grants a shareholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General Shareholders' Meeting with the right to vote on all the issues within its competence both personally and through a representative;

b) to receive dividends and to get part of the Company's property in case of its liquidation;

c) to sell or alienate in other way all the shares or part thereof to other persons according to the procedure established by the current legislation of the Russian Federation and the Company Charter;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Charter.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the shareholders – owners of the Company's voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks owned by them.

Additionally placed shares grant the right to vote only after their full payment and approval of

the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues, the securities of which were paid off (cancelled).

There were no issues, the securities of which were paid off repaid (cancelled).

8.3.2. Information on issues, the securities of which are still in circulation.

There were no issues of bonds and options, the securities of which are still circulating.

8.3.3. Information on default issues.

There were no issues of securities with the Issuer's default.

8.4. Information on a person (persons), presenting (having presented) security for bond issue.

The Issuer did not place secured bonds.

8.5. Security conditions for the Issuer's obligations in respect of bond issue.

The Issuer did not place secured bonds.

8.6. Information on organizations, which register rights for the issuer's securities.

Registrar:
Full name: ***Limited-liability company R-Stinol***
Abbreviated name: ***OJSC R-Stinol***
Legal address: ***10b, ul. 9th of May, Lipetsk, Russia***
The license for activity as a registrar of shareholders:
License No.: ***10-000-1-00-292***
Issue date: ***30.12.2003***
Validity: ***till 30.12.2006***
Licenser: ***Federal Securities Market Commission of the Russian Federation***
The date on which the register of shareholders started to be kept by the stated registrar: ***04.03.2004***

8.7. Information on legislative acts governing import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian Federation (part one) No. 146-ФЗ dd. 31.07.1998 (revision dd. 02.02.2006), Tax Code of the Russian Federation (part two) No. 117-ФЗ dd. 05.08.2000 (revision dd. 10.01.2006), Federal Act No. 173- ФЗ dd. 10.12.2003 "On currency control" (revision dd. 18.07.2005), Federal Act No. 39- ФЗ dd. 22.04.1996 (revision dd. 27.12.2005) "On securities market", Federal Act No. 208- ФЗ dd. 26.12.1995 (revision dd. 31.12.2005) "On joint-stock companies" are considered as legislative acts which regulate import and export of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed and being placed Issuer's securities.

Owners of the Company's shares can receive income as dividends and income from shares sale. Organizations' income is taxed under Chapter 25 "Profit tax of organizations" of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 "Natural persons' income tax".

Dividends.

In case of dividend payment to natural persons and organizations the Company acts as Fiscal agents, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal entities

Organizations' profit from dividends is taxed under Chapter 25 "Profit tax of organizations" of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian taxpayers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (residents) income tax is 9% and 30 % for non-residents.

Income from shares sales.

Legal entities

A feature for tax base for RF residents in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article 284 of Tax Code of the Russian Federation).

Taxation procedure for non-residents is governed by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon sales Russian companies' shares, where more than 50% of assets consist of real estate in the territory of the Russian Federation as well as financial instruments being derivatives of these shares. Furthermore, income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from shares sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF taxpayers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses for acquisition, sales and storage of securities actually incurred by a tax payer or assessed tax deduction taken to decrease securities sales income. Assessed tax deduction is not provided for non-resident natural persons.

Assessed tax deduction is granted to a taxpayer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer for less than 3 years, then the amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of resident natural persons is 13 percent.

Tax rate for stated income of non-resident natural persons is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to taxpayer before expiration of the successive tax period.

Should it be impossible to withhold calculated amount of tax from a taxpayer, a Fiscal agent shall inform tax authorities in writing within one month from the date of this event occurrence on impossibility to withhold and on the amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states, residents (natural persons or organizations) of which obtain income from the Company's shares, laid down other taxation rules and standards as compared to the same of the Russian Law, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: ***common stock***

Dividends for shares of this category:

Reporting period: ***2001***

The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2002.***

Dividends announced (accrued) per a share (rubles): ***312.5***

Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***

Deadline of announced dividends payment: ***up to September 25, 2003.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***1 867 291 960***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***

Dividends announced (accrued) per a share (rubles): ***0.6045***

Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 25, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***

Deadline of announced dividends payment: ***up to September 23, 2004.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***3 612 544 688***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***up to March 03, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 978 363 676***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***2004.***

Dividends announced (accrued) per a share (rubles): ***1.8 (Additionally 0.8 rubles per one common share will be paid taking into account announced interim dividends for 9 months of 2004 in the amount of 1.0 ruble)***

Total dividends announced (accrued) for shares of this category (rubles): ***10 787 809 032 (Additionally 4 794 581792 rubles will be paid taking into account announced interim dividends for 9 months of 2004 of 5 993 227 240 rubles)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***May 20, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***May 25, 2005, No. 21***

Deadline of announced dividends payment: ***up to August 18, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***4 781 393 252 (from additional payments)***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***6 months of 2005.***

Dividends announced (accrued) per a share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***September 26, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***September 27, 2005, No. 22***

Deadline of announced dividends payment: ***up to December 25, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 973 095 765***

The Company did not issue bonds.

8.10. Other information.

None.

APPENDIX to item 7.1. "Annual financial statements of the Issuer".

BALANCE SHEET

		Codes
	Form No. 1under OKUD	0710001
as of **December 31, 2005**	Date (year, month, date)	2005 12 31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	5757665
taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form/ property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/OKFS	47/31
Unit: **thousand rubles.**	under OKEI	0384
Address: **2, pl. Metallurgov, Lipetsk**		

ASSETS	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	3 855
Fixed assets	120	20 733 524	22 568 761
Construction in progress	130	4 808 654	8 081 524
Income-bearing investments into non-monetary items	135	6 982	--
Long-term financial investments	140	26 497 049	25 631 107
Deferred tax assets	145	49 567	15 278
Advance payments for non-current assets	149	777 251	3 946 621
Other non-current assets	150	29 706	1 138 593
TOTAL for section I	**190**	**52 907 516**	**61 385 739**
II. CURRENT ASSETS			
Inventories	210	13 762 674	15 177 790
inclusive: raw materials, materials and other similar valuables	211	9 435 769	9 879 220
animals in breeding and feeding	212	781	1 384
expenses on work in progress (distribution costs)	213	3 810 675	4 029 247
finished products and goods for reselling	214	353 690	840 227
goods shipped	215	167	5 913
deferred expenses	216	144 340	333 043
other inventories and expenses	217	17 252	88 756
VAT for acquired valuables	220	2 584 111	2 387 494
Accounts receivable (payments due for over 12 months from the balance date)	230	86 573	86 942
inclusive: buyers and customers	231	55 223	38 298
Accounts receivable (payments due for over 12 months from the balance date)	240	12 786 291	15 894 395
inclusive: buyers and customers	241	9 470 682	11 058 518
Short-term financial investments	250	29 389 712	32 419 335
Cash and cash equivalents	260	2 590 278	11 382 710
Other current assets	270	17 722	16 504
TOTAL for section II	**290**	**61 217 361**	**77 365 170**
BALANCE (sum of lines 190 + 290)	**300**	**114 124 877**	**138 750 909**

LIABILITIES	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity	410	5 993 227	5 993 227
Paid-in capital	420	4 423 266	4 358 869
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	119 095 970
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
Retained profit (retained loss) of the reporting period	472	X	29 236 564
TOTAL for section III	**490**	**105 370 142**	**129 747 727**
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 187 505
Other long-term liabilities	520	95 628	4 093
TOTAL for section IV	**590**	**921 261**	**1 191 598**
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 715 782
inclusive: suppliers and contractors	621	2 334 129	2 532 997
debts to organization personnel	622	8 957	278 913
arrears to the state extra-budget funds	623	94 816	190 885
tax debt	624	1 879 377	1 032 781
other creditors	625	343 532	294 284
advance payments received	627	2 969 713	3 385 922
Debts to participants (founders) for revenues pay-off	630	182 602	73 470
Deferred income	640	20 348	22 332
TOTAL for section V	**690**	**7 833 474**	**7 811 584**
BALANCE (sum of lines 490 + 590 + 690)	**700**	**114 124 877**	**138 750 909**

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
Fixed assets leased	910	454 218	437 036
Inventories accepted for storage	920	7 176	8 237
Equipment accepted for installation	925	439 402	--
Debt of insolvent debtors written-off to loss	940	29 618	21 840
Security of liabilities and payments received	950	371 109	3 592 701
Security of liabilities and payments made	960	91 100	--
Depreciation of housing facilities	970	9 403	9 281
Materials accepted for reprocessing	981	481	9
Document sheets of strict reporting	982	26	1 036
Intangible assets received	990	17 643	38 140

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
As of **year 2005**	Date (year, month, date)	2005 | 12 | 31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	5757665
Taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form/ property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/ OKFS	47/31
Unit: **thousand rubles.**	under OKEI	384

Index name	**Line code**	**For the reporting period**	**For the similar period of the last year**
1	2	3	4
Income and expenses on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	119 345 086	126 180 664
including sales of ferrous metals	011	114 633 239	121 721 093
Sales cost of goods, products, works and services	020	(68 567 057)	(60 619 761)
including ferrous metals sold	021	(65 560 536)	(57 973 427)
Gross profit	029	50 778 029	65 560 903
Commercial expenses	030	(2 549 177)	(1 270 564)
Administrative expenses	040	(2 203 767)	(1 809 543)
Sales profit (loss)	050	46 025 085	62 480 796
Other income and expenses			
Interest receivable	060	1 763 563	885 575
Income on stakes in other enterprises	080	543 931	111 885
Other operating income	090	46 175 763	87 442 581
Other operating expenses	100	(46 666 183)	(83 234 004)
Extra-sales income	120	4 787 394	2 465 230
Extra-sales expenses	130	(5 994 871)	(4 548 221)
Extraordinary income	135	160	1 000
Extraordinary expenses	136	(314)	(5 889)
Profit (loss) before taxation	**140**	**46 634 528**	**65 598 953**
Deferred tax assets	141	(34 289)	5 834
Deferred tax liabilities	142	(361 872)	(203 522)
current profit tax	150	(11 072 973)	(15 552 194)
Net profit (loss) of the reporting period	**190**	**35 165 394**	**49 849 071**
FOR REFERENCE Fixed tax liabilities	200	276 847	6 133
Basic profit (loss) per share (rubles)	201	5,87	8,32

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name		For the reporting period		For the similar period of the previous year	
	code	profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	23 698	(17 667)	19 828	(12 310)
Profit (loss) of the previous years	220	28 037	(114 594)	39 969	(243 622)
Payment of damages caused by failure or undue fulfillment of liabilities	230	134	--	175	(1 870)
Exchange differences in currency operations	240	4 669 719	(5 054 334)	2 351 117	(3 455 736)
Allocations to evaluation reserves	250	X	(81 090)	X	(38 137)
Writing-off of accounts receivable and payable with expired period of limitation	260	1 746	(1 912)	8 223	(5 965)

CAPITAL CHANGE STATEMENT

		Codes
	Form No. 3 under OKUD	0710003
As of **year 2005**	Date (year, month, date)	2005 | 12 | 31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	5757665
Taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form/ property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/ OKFS	47 / 31
Unit: **thousand rubles.**	under OKEI	384

I. Capital change

Index name	code	Stockholders' equity	Paid-in capital	Резервный капитал	Retained profit	Total
1	2	3	4	5	6	7
Balance as of December 31, 2003	**10**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Balance as of January 1, 2004.	**20**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Net profit	40	X	X	X	49 849 071	49 849 071
Retirement of fixed assets	45	X	(53 478)	X	53 478	--
Dividends	50	X	X	X	(9 616 133)	(9 616 133)
Allocations to reserve fund	60	X	X	298 763	(298 763)	--
Increase of stockholders' capital by additional offering	70	5 987 240	(5 987 240)	X	X	--
Balance as of December 31, 2004	**90**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**
Balance as of January 1, 2005.	**100**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**
Net profit	106	X	X	X	35 165 394	35 165 394
Retirement of fixed assets	107	X	(64 397)	X	64 397	--
Dividends	108	X	X	X	(10 787 809)	(10 787 809)
Balance as of December 31, 2005	**140**	**5 993 227**	**4 358 869**	**299 661**	119 095 970	**129 747 727**

II. Reserves

Index description	code	Balance	Received	Used	Balance
1	2	3	4	5	6
Evaluation reserves:					
Reserve for inventories value decrease (name of reserve)					
data of the previous year	181	33 963	--	(1 916)	32 047
data of the reporting year	182	32 047	--	(31 636)	411
Reserve for financial investments impairment (name of reserve)					
data of the previous year	183	63 716	858	(32 224)	32 350
data of the reporting year	184	32 350	26 851	(5)	59 196
Reserve for bad debts (name of reserve)					
data of the previous year	185	173 433	37 279	(49 904)	160 808
data of the reporting year	186	160 808	54 239	(59 153)	155 894

REFERENCES

Index: description	code	Balance as of the reporting year beginning		Balance as of the reporting year end	
1	2	3		4	
1) Net assets	200	105 390 490		129 770 059	
		From budget		From off-budget funds	
		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
expenses on common activity – total	210	53 685	37 987	2 400	--
inclusive: *medical treatment (over tariffs approved by МЭС)*	211	51 253	37 761	--	--
preparedness activity	212	300	226	--	--
acquisition of medicine and materials	212	2 132	--	--	--
protection of labour	213	--	--	2 400	--
capital investments into non-current assets- total	220	120	1 250	--	--
inclusive: *objects of nature protection*	221	--	990	--	--
medical equipment	222	120	260	--	--

CASH FLOW STATEMENT

		Codes		
	Form No. 4 under OKUD	0710004		
As of **year 2005**	Date (year, month, date)	2005	12	31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	05757665		
Taxpayer's ID	INN	4823006703		
Activity:	under OKVED	27,17		
Organizational-legal form/ property form: **Open joint-stock company / Joint federal and foreign property**	under OKOPF/ OKFS	47 / 31		
Unit: **thousand rubles.**	under OKEI	384		

Index	**code**	**For the reporting period**	**For the similar period of the previous year**
1	2	3	4
Balance of funds at the reporting year beginning	010	**2 549 532**	**6 315 373**
Current activity cash flow			
Funds received, total	100	**182 174 577**	**214 233 613**
inclusive: funds received from buyers, customers	110	127 445 195	132 222 929
funds received from currency sale	115	45 716 669	80 952 333
budget allocations and other purpose financing	120	51 673	34 499
other earnings	130	8 961 040	1 023 852
Funds directed, total	140	**(159 143 923)**	**(183 739 859)**
payment for goods, works, services, raw materials and other current assets	150	(74 716 478)	(74 343 274)
salaries and wages	160	(5 203 502)	(4 282 944)
payment of dividends, securities interest	170	(10 218 727)	(8 914 468)
payment of taxes	180	(12 980 966)	(15 096 277)
inclusive of Single social tax and other similar contributions	181	(993 225)	(826 869)
for sale of foreign currency	184	(46 450 773)	(79 395 562)
other transfers	185	(9 573 477)	(1 707 334)
Net funds from current activity	**190**	**23 030 654**	**30 493 754**
Cash flow from investment			
Cash received, total	200	**2 762 336 795**	**930 611 346**
inclusive: proceeds from fixed assets and other non-current assets sales	210	39 728	28 931
proceeds from sales of securities and other financial investments	220	2 758 861 174	929 153 234
dividends received	230	543 327	111 885
interest received	240	1 610 588	854 920
other revenues	260	1 281 978	462 376
Funds directed to, total	270	**(2 776 534 389)**	**(964 544 349)**
for purchase of fixed assets, income-bearing investments into inventories and intangible assets	290	(13 663 527)	(6 316 362)
for purchase of securities and other financial investments	300	(2 761 150 784)	(957 225 361)
loans to other organizations	310	--	(20 000)
other transfers	330	(1 720 078)	(982 626)
Net cash from investments	**340**	**(14 197 594)**	**(33 933 003)**
Cash flow from financial activity			
Funds directed to- total	450	--	**(285 880)**
inclusive: repayment of financial lease obligations	470	--	(285 880)
Net cash from financial activity	**490**	--	**(285 880)**
Net increase (decrease) of cash and its equivalents			

	500	**8 833 060**	**(3 725 129)**
Cash balance as of the end of the reporting period	**600**	**11 382 592**	**2 590 244**
FOR REFERENCE: Amount of FOREX fluctuation to ruble	700	(40 712)	X

APPENDIX TO BALANCE SHEET

		Codes
	Form No. 5 under OKUD	0710005
As of **year 2005**	Date (year, month, date)	2005 | 12 | 31
Organization: **OJSC "Novolipetsk Steel"**	по ОКПО	5757665
Taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form / property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/ OKFS	47 / 31
Unit: **thousand rubles.**	under OKEI	384

1. INTANGIBLE ASSETS

Index name	code	As of the reporting year beginning	Received	Retired	As of the reporting year end
1	2	3	4	5	6
Objects of intellectual property (exclusive rights for results of intellectual property)	**010**	**19 279**	**364**	**(2 189)**	**17 454**
inclusive: from patent holder for invention, production prototype, utility model	011	4 724	297	(291)	4 730
from patent holder for computer software, databases	012	14 373	--	(1 898)	12 475
from owner of trade marks and service marks, name of goods origin	014	143	67	--	210
from right owner for science, literature, art pieces	016	39	--	--	39
Others	**040**	**309**	--	--	**309**

Index	code	As of the reporting year beginning	As of the reporting year end
1	2	3	4
Amortization of intangible assets – total	**050**	**14 805**	**13 908**
inclusive of: exclusive rights for inventions, industrial prototypes, utility models	051	1 006	1 192
exclusive rights for computer software, databases	052	13 447	12 338
exclusive rights for trade marks and service marks	053	34	56
exclusive rights for science, literature, art pieces	054	9	13
other intangible assets	055	309	309

II. FIXED ASSETS

Index	code	As of the reporting year beginning	Received	Retired	As of the reporting year end
1	2	3	4	5	6
Buildings	060	9 706 922	548 974	(102 910)	10 152 986

Structures and transfer mechanisms	061	6 636 050	252 093	(104 020)	6 784 123
Machinery and equipment	062	18 677 375	2 710 802	(345 892)	21 042 285
Vehicles	063	1 953 525	434 320	(55 557)	2 332 288
Industrial and household equipment	064	100 382	66 384	(64 315)	102 451
Plough cattle	065	71	--	(22)	49
Perennial plants	067	182	--	--	182
Other fixed assets	068	62 450	19 759	(255)	81 954
Land lots and objects of nature	070	1 044 691	--	(486)	1 044 205
Total	**100**	**38 181 648**	**4 032 332**	**(673 457)**	**41 540 523**

Index		As of the reporting year beginning	As of the reporting year end
	code		
1	2	3	4
Depreciation of fixed assets – total	140	**17 448 124**	**18 971 762**
inclusive of: buildings and structures	141	8 785 374	8 946 122
machinery, equipment, vehicles	142	8 602 895	9 942 865
others	143	59 855	82 775
Fixed assets handed over to rent – total	150	141 236	147 262
inclusive of: buildings	151	56 922	53 750
structures	152	16 069	15 351
machinery, equipment, vehicles	153	66 796	75 420
industrial and household tools, other fixed assets	154	1 449	2 741
Fixed assets conserved	**155**	**464 435**	**458 541**
Fixed assets received for rent - total	**160**	**454 218**	**437 036**
inclusive of: buildings and structures	161	7 062	7 058
machinery and equipment	162	1 185	1 895
vehicles	163	445 941	427 929
industrial and household tools	164	30	154
Real estate being operated and undergoing state registration	**165**	**826 119**	**905 633**
FOR REFERENCE	code	As of the reporting year beginning	As of the reporting year beginning
	2	3	4
Change of fixed assets value due to fitting-out, after equipment, refurbishment, partial liquidation	180	2 667 838	3 639 129

III. INCOME-BEARING INVESTMENTS INTO NON-MONETARY ITEMS

Index		As of the reporting period beginning	Received	Retired	As of the reporting period end
	code				
1	2	3	4	5	6
Real estate for leasing	200	47 069	--	(47 069)	--
Total	**250**	**47 069**	--	**(47 069)**	--

	code	As of the reporting year beginning	As of the reporting year end
1	2	3	4
Depreciation of income-bearing investments into non-monetary items	260	40 087	--

IV. R & D EXPENSES

Type of work	code	As of the reporting period beginning	Received	Written-off	As of the reporting period end
1	2	3	4	5	6
Total	**310**	**15 455**	**12 856**	**(9 713)**	**18 598**
inclusive of : R&D	311	15 455	12 856	(9 713)	18 598

	code	As of the reporting period beginning	As of the reporting period end
FOR REFERENCE.	2	3	4
Expenses on incomplete R&D works	320	14 051	18 464

	code	For the reporting period	For the similar period of the previous year
	2	3	4
Amount of negative R&D expenses attributed to extra-sales expenses	330	1 336	1 051

V. EXPENSES ON NATURAL RESOURCES DEVELOPMENT

Type of work	code	As of the reporting period beginning	Received	Written-off	As of the reporting period end
1	2	3	4	5	6
Total	**410**	--	**1 101 507**	--	**1 101 507**
inclusive of:					
expenses related to getting a license for subsoil usage	411	--	1 101 495	--	1 101 495
expenses related to regular payments for subsoil usage for the purpose of exploration	412	--	12	--	12

	code	As of the reporting year beginning	As of the reporting year end
FOR REFERENCE.	2	3	4
Expenses on subsoil areas, exploration in progress and deposits evaluation, surveyance and (or) hydrogeological surveys and other similar works	420	--	1 101 507

VI. FINANCIAL INVESTMENTS

Index		Long-term		Short-term	
	code	as of the reporting year beginning	as of the reporting period end	as of the reporting year beginning	as of the reporting period end
1	2	3	4	5	6
Investments into stockholders' capital (unit fund) of other organizations	510	25 530 456	25 541 104	--	--
inclusive of that of subsidiaries and affiliated companies	511	25 184 360	25 195 008	--	--
State and municipal securities	515	29 993	--	--	--
Securities of other organizations **total**	520	472 621	3	554 658	1
inclusive of: debtor's securities (bonds, notes)	521	24 964	3	8 461	1
Loans granted	525	47 749	--	--	48 782
Deposits	530	416 230	90 000	28 835 054	32 370 552
Total	**540**	**26 497 049**	**25 631 107**	**29 389 712**	**32 419 335**
Financial investments with current market value	555	--	--	--	--

VII. ACCOUNTS RECEIVABLE AND PAYABLE

Index		As of the reporting year	As of the reporting year end
	code	beginning	
1	2	3	4
Accounts receivable:			
short-term – total	**600**	**12 786 291**	**15 894 395**
inclusive: settlements with buyers and customers	601	9 470 682	11 058 518
advance payments made	604	756 230	967 129
others	609	2 559 379	3 868 748
long-term -total	**610**	**86 573**	**86 942**
inclusive: settlements with buyers and customers	611	55 223	38 298
advance payments made	614	9 207	3 918
other	619	22 143	44 726
Total	**620**	**12 872 864**	**15 981 337**
Accounts payable:			
short-term – total	**650**	**7 630 524**	**7 715 782**
inclusive: settlements with buyers and customers	651	2 334 129	2 532 997
payments under arrears of wages	652	8 957	278 913
payments under arrears to state off-budget funds	653	94 816	190 885
payments of taxes and duties	654	1 879 377	1 032 781
advance payments received	658	2 969 713	3 385 922
other	659	343 532	294 284
long-term - total	**660**	**95 628**	**4 093**
Total	**670**	**7 726 152**	**7 719 875**

VIII. EXPENSES ON COMMON ACTIVITY (by cost component)

Index	code	For the reporting year	For the previous year
1	2	3	4
Material expenses - **total**	710	63 738 874	56 096 906
inclusive of: raw materials and materials	711	51 823 920	44 145 744
fuel, energy	712	8 102 377	9 922 394
industrial work and services rendered by third parties	713	3 812 577	2 028 768
Expenses on salaries and wages	720	5 630 235	4 385 707
Social allocations	730	1 414 799	1 385 396
Depreciation	740	1 984 847	1 264 483
Other costs- **total**	750	1 414 757	1 521 029
inclusive of: rent payments	751	11 988	245 928
taxes included into costs of products	752	632 212	516 458
mandatory insurance payments	753	117 739	73 278
Total by costs components	**760**	**74 183 512**	**64 653 521**
Written-off to non-industrial accounts from total costs	761	38 022	86 271
Balance change (increase [+], decrease [-]): of construction in progress, finished products, goods shipped,	765	+ 783 125	+ 1 102 674
deferred expenses	766	+ 42 941	- 127 972

IX. SECURITY

Index	code	Balance as of the reporting year beginning	Balance as of the reporting period end
1	2	3	4
Received - total	**800**	**371 109**	**3 592 701**
inclusive of: bank guarantees	810	350 225	3 582 642
mortgaged property	820	20 884	10 059
inclusive of: fixed assets	821	2 151	1 345
inventories	823	18 733	8 714
Paid- total	**850**	**91 100**	--
inclusive of: property for mortgage	870	91 100	--
inclusive of: securities and other financial investments	872	90 000	--
inventories	873	1 100	--

X. NATIONAL ASSISTANCE

Index	code	Reporting period	For the similar period of the previous year
1	2	3	4
Budget funds received in the reporting year – total	**910**	**53 805**	**39 237**
inclusive of: those to cover expenses on medical treatment in excess of tariffs approved by MЭC	911	51 253	37 761
for preparedness activity	912	300	226
for nature objects protection	913	--	990
for medical equipment	914	120	260
for medicine and materials	915	2 132	--

НЛМК

NOTES TO FINANCIAL STATEMENTS

for 2005

1. MAIN INFORMATION

1. 1 BACKGROUND

Open Joint-stock company "Novolipetsk Steel" (hereinafter referred to as "the Company") is an integrated steel-making company specializing in production of flats of a wide variety.

Originally the Company was established in 1934 as a state owned enterprise and was reorganized into a public corporation on January 28, 1993. On August 12, 1998 the Company's name was reregistered as an open joint-stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Company was registered with Uniform State Register of Legal persons on 09.07.2002 under Registration number 1024800823123.

Complete Company name in Russian language: "Открытое акционерное общество "Новолипецкий металлургический комбинат"

Abbreviated Company name: "ОАО НЛМК"

Complete Company name in the English language: OJSC Novolipetsk Steel

Abbreviated Company name: "ОАО НЛМК"

Location: Russian Federation

Legal address: 2, pl. Metallurgov Lipetsk 398040 RF.

Branches and representative offices:

- Far East Branch "NLMK-DV" in the city of Vladivostok;
- Representative office NLMK in the city of Moscow;
- Representative office NLMK in the city of Novokuznetsk.

General Shareholders' Meeting is a Supreme Executive Body of the Company.

The Board of Directors performs general management of the Company exclusive of the issues fallen to sole competency of the General Shareholders' Meeting (as per Charter).

Board of Directors as of December 31, 2005:

Vladimir S. Lisin

Vladimir N. Skorokhodov

Dmitry A. Gindin

Nikolai P. Lyakishev

Nikolai A. Gagarin

Oleg V. Kiselyov

Oleg V. Bagrin

Randolph Reynolds

Igor P. Fyodorov

The General Director and Management Board are executive bodies that have responsibility for operational

management of the Group on the basis of the Charter and Regulation on Management Board.

Management Board as of December 31, 2005:

Vladimir P. Nastich
Chairman of the Management Board and General Director

Galina A. Aglyamova

Management Board member, Deputy General Director, Economics and Finance

Igor N. Anisimov
Management Board member, Purchasing Director

Vyacheslav I. Vorotnikov
Management Board member, Production Director

Pavel V. Gorodilov
Management Board member, Sales Director

Anatoly N. Koryshev
Management Board member, Director, Maintenance Services

Alexander I. Kravchenko

Management Board member, Director Legal

Sergey P. Melnik
Management Board member, Director, HR & Administration

Sergey M. Perekatov

Management Board member, Director, Construction & Building Maintenance

Sergey A. Rakitin

Management Board member, Technical Director, Chief Engineer

Vladislav A. Smirnov
Management Board member, Deputy General Director, Power & Energy

Alexander A. Sokolov
Management Board member, Director, Accounting - Chief Accountant

Vladimir A. Tretyakov
Management Board member, Director, Information Technologies

Stanislav E. Tsyrlin
Management Board member, Director, Strategy & Management System

The Audit Commission supervises the financial and economic activity of the Company on the basis of the Charter. Members of the Audit Commission are elected for one year by General Shareholders' Meeting.

The Audit Commission as of 31.12.2005:

Valery S. Kulikov

Natalia V. Kurasevich

Igor A. Matsak

Olga N. Savushkina

Galina I. Shipilova

Core businesses of the Company are:

- production and sales of steel products;
- manufacture and sales of mechanic engineering products (equipment, tools, machinery and spare parts);
- industrial, residential and utility construction, rendering of construction and social services;
- domestic and export sales;
- generation, transmission, distribution of electrical, thermal energy;
- manufacture, erection, commissioning and repair of energy objects, electrical equipment and energy plants of customers;
- international passenger operations and freight services by motor vehicles;
- recycling, storage, transportation, placement, landfilling, disposal of industrial and other wastes (materials, substances);
- activity related to environmental work (services);

others.

The Company has all licenses for all types of licensed activities.

Information on Register Holder and Auditor:

Register Holder of the Company is LLC R-Stinol; license No. 10-000-1-00-292, issued on 30.12.2003 valid till 30.12.2006. The Registrar has been registering inscribed stock holders since March 4, 2004.

The Company's Auditor is CJSC PricewaterhouseCoopers Audit; license E 000376, issued on 20.05.2002 valid for 5 years.

1. 2 GROUP STRUCTURE

The Group consists of OJSC NLMK as parental company, its subsidiaries, associates, and organizations controlled by the Company.

The Company does not prepare consolidated financial statements according to Methodological recommendations "On preparation of consolidated financial statements", approved by Order of RF Ministry of Finance No. 112 dd. 30.12.1996.

The Company prepares financial statements under US Generally Accepted Accounting Principles (US GAAP).

Description	Place of registration	Company's interest in share capital, %
Subsidiaries		
LLC Lipetsk insurance company Chance	Lipetsk	100
LLC Steel	Yaroslavl region	100
Holiday hotel Novolipetsky Metallurg	Ukraine	100
LLC Novolipetskoye	Lipetsk region	100
LLC Karamyshevskoye	Lipetsk region	100
LLC Trade House NLMK	Moscow	100
LLC Larmet	Moscow	99,98
LLC Vimet	Lipetsk	99,97
OJSC Stoilensky GOK	Russian Federation	96,98
OJSC Dolomite	Lipetsk region	92,74
OJSC Studenovskaya joint-stock mining company	Lipetsk	88,62

LLC Independent Transport Company	Moscow	70,00
LLC Vtormetsnab NLMK	Lipetsk	70,00
OJSC Tuapse Commercial Seaport	Tuapse	69,41
OJSC North oil and gas company	Moscow	62,00
LLC Lipetskaya municipal energy company	Lipetsk	51,00
OJSC Lipetscombank	Lipetsk	50,07*

* Voting shares held by OJSC NLMK amount to 50.14 per cent.

Subsidiaries' subsidiaries		
LLC "AutoKIM-2001"	Moscow	-
LLC "IC "LKB-Finance"	Lipetsk	-
LLC "Novolipetsk Insurance Company "	Lipetsk	-
LLC "Insurance Medical Company "Novolipetskaya"	Lipetsk	-
LLC "Karavella"	Tuapse	-
LLC "Nafta (T)"	Tuapse	-
OJSC "Firm Tuapsegrazhdanstroy"	Tuapse	-
OJSC "Tuapse shipyard"	Tuapse	-
LLC "TUAPSEVNESHTRANS"	Tuapse	-
LLC Private security service "VV-Zaschita	Stary Oskol	-
LLC "Yuterra"	Belgorod region	-
Associates		
OJSC Lipetsky gipromez	Lipetsk	43,44
OJSC Kombinat KMAruda	Belgorod region	32,89
LLC Neptune	Lipetsk	25,00

1.3 MAIN EVENTS IN THE REPORTING YEAR

- On January,14th the Company's shares were listed in quotation list B of Securities list admitted to trading on Russian Trading System Stock Exchange.
- In May Annual Shareholders' Meeting was held where the Board members, General Director, Audit Commission members, were elected, the Auditor was approved, NLMK's Charter was amended and a new revision of Regulations on the Board of Directors members' remuneration was adopted.

  Upon results of 2004 a decision was made to define dividends as 1.8 rubles per share and to pay out 0.8 rubles extra per share since interim dividends paid for 9 months of 2004 were in the amount of 1 ruble per equity .
- In August at state auction the exploitation license for one of districts of coking coal deposit in Kuzbass was obtained.
- In September an Extraordinary General Shareholders' Meeting was held, where the decision was made to pay out dividends upon results of 6 months of 2005 in the amount of 1 ruble per share.
- In December 7 per cent of share capital were placed at Royal Exchange as international public offering

(IPO). There was no additional stock issue.

1. 4 MAIN PERFORMANCE INDICES

Description	Units	2001	2002	2003	2004	2005
Hot metal production*	thousand tons	7 463	8 047	8 623	8 994	7 885
Steel production*	thousand tons	7 912	8 553	8 854	9 123	8 468
Finished rolled stock production*	thousand tons	7 334	8 006	8 233	8 576	7 979
Flats production*	thousand tons	4 634	4 764	4 895	4 813	4 776
Prepainted steel production*	thousand tons	371	550	543	528	532
Sales proceeds	thousand rubles	37 220 599	53 296 838	75 026 216	126 180 664	119 345 086
Expenses on common activity	thousand rubles	28 947 334	34 268 248	43 691 636	63 699 868	73 320 001
Share of expenses on common activity in revenue	%	77.77	64.30	58.24	50.48	61.44
Sales revenue	thousand rubles	8 273 265	19 028 590	31 334 580	62 480 796	46 025 085
Net profit	thousand rubles	6 030 866	15 097 577	22 568 939	49 849 071	35 165 394
Net assets	thousand rubles	29 773 467	44 873 649	65 172 684	105 390 490	129 770 059
Labour productivity*	thousand rubles / man	760	1 151	1 831	3 199	3 076
Average personnel, * inclusive of	man	49 001	46 289	40 981	39 433	38 798
industrial personnel*	man	41 740	40 402	37 497	36 150	35 645

* *nonaudited indices*

Aggravation of global steel market conditions as a result of changes in demand and supply in main steel consuming regions led to decline of production in 2005.


Profitability index
120
100
80
60
40
20
0
%
assets
2001
2002
2003
2004
2005
assets
equity
sales
core business

Description	Formula
Return on assets	FNo.2 line190 av.FNo.1 line 300
Return on equity	FNo.2 line190 av.FNo.1 line 490
Return on sales	FNo.2 line 050 FNo.2 line010
Return on core business	FNo.2 line 050 FNo.2 p.020+line 030+line 040


Liquidity Index
12
10
8
6
4
2
0
нор-тив
2001
2002
2003
2004
2005
current
quick
absolute

Description	Formula
Current liquidity	FNo.1 line 290-line 230 FNo.1line. 690-line 640
Quick liquidity	FNo.1 line 290-line 230line .210 FNo.1 line 690-line640
Absolute liquidity	FNo.1 line 250+line 260 FNo.1 line 690-line640

1. 5 RISKS

The Company recognizes the presence of risks in the course of economic and financial activity, evaluates and works out mechanisms of their management. The purpose of risk management is to mitigate negative influence of external factors on financial performance.

Industrial and property risks

Industrial risks are defined as the danger of a reduction in income and damage to the company or third parties as a result of a disruption of the normal production process. Every year the Company adjusts and improves the technologies used to increase the reliability of production facilities. This allows the Company to reduce the output of low-quality products, the expenditure of material resources and to increase production efficiency. The number of industrial accidents is reduced through preventive maintenance procedures. In order to ensure the continuity of the production process, a reasonable amount of inventory and auxiliary materials are kept at each stage of production in case of accidents upstream.

Property risks are defined as the likelihood of the loss or damage of part of the Company's property and lost profits during production and financial operations. Property insurance, preventive personnel training, alarm systems installation and protection of property are carried out to mitigate property risks.

Environmental risks

Environmental risks are defined as the likelihood of the appearance of civil liability for environmental damage which may occur during the construction or operation of production facilities. Constant monitoring of the chemical composition of emissions and discharge of effluents, reduction of environmental impact through the introduction and use of new environmentally friendly technological equipment and withdrawal of obsolete and environmentally hazardous equipment out of operation are performed at NLMK to reduce environmental risks.

Commercial risks

Due to vertical integration development risks arising from the raw materials supply affects the Company in a smaller scale. To minimize the risk of raw materials non-delivery reserve stocks of raw material and goods are made. It is done to provide for discontinuity of production. Contracts on delivery of raw materials and goods are signed only with reliable conventional partners who guarantee regularity of deliveries and quality of the materials to be supplied.

To reduce the effect of the cycle nature of price conditions the Company aims at making products range wider and at diversification of supplies on sectorial and geographic basis. These measures make Company less dependent on negative price changes, they minimize potential losses from aggravation in certain industry or in one or several geographical segments.

The Company monitors both domestic and global market of steel products in search of new large-scale partners and sale channels. This activity decreases potential losses resulting from possible reduction of product consumption in one of the markets. When concluding contracts with new partners, the potential counterparty is always reviewed for reliability and solvency.

Geographical diversification minimizes losses from markets closing resulting from tariff regulation and quota arrangement.

Financial risks

The Company exports its products. Settlements with foreign partners are made mainly in US Dollars and Euro. The Company is able to reduce the risk of impairment of assets by placing available funds in deposits and other highly reliable financial instruments. In order to minimize foreign currency risks, deposits are made in both foreign currencies and the Russian ruble.

Liquidity risk is closely related to the receipt of funds under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned in order to identify any possible deficit in financial resources.

2. SIGNIFICANT ASPECTS OF ACCOUNTING POLICY AND BASIS OF FINANCIAL STATEMENTS PREPARATION

2. 1 BASIS OF PREPARATION

These financial statements were prepared under current legislative and regulatory documents of the Russian Federation for accounting and preparation of financial statements on a going concern basis, which contemplates the assets monetisation and fulfillment of liabilities in regular financial and economic activity.

Financial statements of OJSC NLMK were formed on the basis of the following current RF rules for accounting and reporting (without deviations):

- RF Federal Law No. 129-ФЗ "On Accounting " dd. 21.11.96 (with changes and amends);
- Order of RF Ministry of Finance No. 67н "On forms of financial statements" dd. 22.07.03;
- Order of RF Ministry of Finance No. 34н "On approval of Provision on accounting and financial statements in the Russian Federation" dd. 29.07.98 (with changes and amends);
- Regulations on accounting approved by Order of RF Ministry of Finance
- Order of RF Ministry of Finance No. 29н "Approval of methodological recommendation on disclosures of profit per share" dd. 21.03.2000;
  - Order of NLMK No. 838 "On approval of accounting policy of NLMK " dd. 31.12.2004.

Accounting policy of the Company is a code of accounting methods, i.e. primary observation, value calculation, current grouping and total generalization of economic facts used for accounting arrangement and preparation of these financial statements.

2. 2 INTANGIBLE ASSETS

Evaluation

Intangible assets are reflected in balance sheets upon actual acquisition costs, expenses on manufacture and additional expenses in order to bring assets to a state in which they could be used for their purposes, less of depreciation charged.

Depreciation

Depreciation is charged on a straight-line basis within their estimated useful lives. Useful life of intangible assets is calculated on the basis of intangible assets validity and other restrictions on time of intellectual property use according to the legislative requirements of the Russian Federation or on the basis of expected useful life within which the Company can gain revenues or on the basis of quantity of products of any other natural exponents of works expected as a result of that asset use. Should it be impossible to define useful lives for intangible assets, standard amortization charges are established on 20 years basis.

2. 3 FIXED ASSETS

Structure

When assets are put on accounting as fixed assets the Company is governed by PBU (Russian Accounting Standard) 6/01 "Accounting of fixed assets".

Property with value below 10 000 rubles per unit and useful life over 12 months, shall be accounted on account 10 "Materials" and shall be written off to production costs according to its putting into operations. Information on residuals of such property in stock shall be reflected in balance sheet in Fixed assets line.

Special tools, devices, equipment and special clothing the lifetime of which is longer than 12 months and the cost of which is less than 10 000 rubles per item are accounted as fixed assets.

Real estate put into operation, actually used and depreciable where title state registration has not been made is accounted among fixed assets.

Evaluation basis

Historical costs of fixed assets acquired by the Company subject to payment are formed upon actual costs and include expenses on construction and acquisition of fixed assets less taxes payable. Historical costs of fixed assets received under agreements which provide for fulfillment of liabilities (payments) by non-monetary funds shall be recognized as a price of valuables handed over or subject to be handed over on the basis of price upon which the Company usually defines value of similar valuables in comparable circumstances.

Value of fixed assets received free of charge is accounted as deferred income upon market value with subsequent attribution to financials as extraordinary income during their value-added use in the amount of accrued depreciation.

Expenses related to completion , additional supply of equipment, modernization and upgrading increase historical costs of fixed assets.

According to Regulations of RF Government the Company annually revaluated its fixed assets from 1992 to 1997. After that fixed assets were not revaluated.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis from book value and norms for depreciation calculated for estimated useful lives of these objects. Useful lives for new objects to be introduced on 01.02.2003 and subsequent years shall be defined by the Company on its own taking into consideration requirements of RF Government Regulations No. 1 «On classification of fixed assets to be included into depreciated groups» dd. 01.01.2002.

Fixed assets	*Estimated useful life*
Buildings	8-80 years
Facilities	3-20 years
Machinery and equipment	5-13 years
Vehicles	run
Others	4-20 years

For fixed assets put into operation before 01.01.2003 useful live depreciation is set on the basis of norms for depreciation approved by Resolution of Council of Ministers of the USSR № 1072 "On uniform norms for depreciation for complete recovery of national economy of the USSR". dd. 22.10.1990

For objects under preservation for more than three months as well as within renewal period over 12 months depreciation is not charged.

Retirement, writing-off and disposal

Retired or disposed fixed assets shall be written off balance sheet together with accrued depreciation. From the time of fixed asset retirement, amount of its additional evaluation shall be transferred from paid-in capital to retained profit of the Company remaining within shareholder ownership capital.

Any profits or losses of disposal or writing-off shall be reflected in Income Statement of the reporting period when they were made as operating earnings or expenses.

2. 4 R&D EXPENSES

In accordance with Regulations on accounting " Accounting of expenditures for scientific research, development and design works" PBU (RAS) 17/02 information on scientific research, development and design works appears in financial statements as investment into non-current assets.

Scientific research, development and design works results of which are used for production and management are accounted on 04 "Intangible assets" account separately and refer to "Other non-current assets" group. They are written off on line basis as expenses on common activities within three years starting from the first day of the next month after their actual use commencement.

2. 5 FINANCIAL INVESTMENTS

Financial investments are accounted according to Regulation on accounting PBU 19/02 .

Financial investments are accounted upon their historical costs on the basis of actual expenses on their acquisition. Only those financial investments are revaluated as of the reporting period termination for which market values are defined in the set order.

Should there be indications of impairment for financial investments where market value cannot be defined, the Company makes a reserve as of December 31 of the reporting year.

Debt securities and loans granted are not evaluated upon their discounted value.

In case of retirement securities (shares, bonds) for which current market value is not defined are evaluated upon their average historical costs.

Interest on securities is accepted as income as soon as they are mature.

2. 6 INVENTORIES

Inventories, to be acquired subject to payment, are assessed at their actual cost including all costs on acquisition up to the moment of inventories acceptance to accounting. Costs on acquisition acknowledged after value generation are accounted on account 16 "Changes in inventories value" and are written-off to expenses in full volume on a monthly basis according to inventories applications.

Inventories received without settlement documents of suppliers are debited as non-invoiced deliveries according to contract prices.

Upon inventories introduction into production and other retirement evaluation of inventories is effected on the basis of average value in the calculation of which quantity and value of materials as of the reporting month beginning and all yearly takings are included.

Finished products are accounted on the basis of its actual production cost value of each kind of products. Finished products aimed for export are accounted separately.

In the balance sheet out-dated inventories or inventories which partially lost their original qualities are accounted taking account of the accrued evaluation reserves.

2. 7 PRODUCTION IN PROGRESS

Production in progress as of the reporting period end on each stage of production is evaluated on the basis of the average value generated on the assumption of the value of production in progress as of the period beginning and production cost value of the reporting period.

Evaluation of production in progress according to order-by-order calculation method is effected on the basis of actual costs.

2. 8 REVENUES AND COSTS

Revenues and costs of the Company are classified as income and expenses on common activity, operating, non-operating and extra.

In case of income groups separation, each group accounts for 5 % and more of total income for the reporting period, a corresponding expense group shall be also foreseen.

Sales proceeds are defined upon transfer date of title for products, goods, results of works, services rendered (for value) on the basis of documents presented to buyers (customers).

Production costs of products (works, services) sold domestically or exported are defined by straight-line calculation on the basis of types of products and their actual costs.

Expenses related to products (services, works) sales are recognized in full in costs of products (services, works) sold in the reporting period as expenses on common activity.

Income and expenses of social subdivisions being on separate balances are recognized as income and expenses on common activity.

Deferred income irrespective of its group are subject to be attributable to corresponding accounts of expenses accounting on the monthly basis by equal shares stipulated by agreements or settlements of he Company within the period to which they attribute.

Expenses on voluntary property and personal insurance are included into costs of products manufactured (services rendered) within the reporting period in which the payment was effected under the agreement terms and conditions. If payment of lumpsum insurance fees is provided for by insurance agreement concluded for not more than one reporting period, expenses are recognized evenly within the agreement validity.

Expenses on repair and maintenance of fixed assets are recognized as expenses on common activity at time it is completed.

Income generated from granting of assets, rights, arising out of patents for inventions, industrial models and other kinds of intellectual property for temporary use and possession subject to payment, from holding shares in chartered capitals of other organizations, interests received from granting organization's monetary funds for use, and other income from securities not related to the organization's core activity is attributed to operating income.

Costs related to securities acquisition making up less than 5% of the amount to be paid to the seller under contract are acknowledged as other operating expenses.

The Company generates provisions for inventories impairment, for financial investments depreciation, provisions for bad debts and other provisions accrued in accordance with the standard documents of the bodies regulating accounting. Accrual of evaluation reserves is effected from operating expenses.

2. 9 OPERATIONS IN FOREIGN CURRENCY

Operations in foreign currency were initially reflected in Russian rubles according to exchange rate of the RF Central Bank published on date of the operation. Monetary items (cash and its equivalent on foreign currency and deposit accounts, short-term securities and receivables including loans granted and received), expressed in foreign currency as of the date of the balance are reflected upon the exchange rate published on the date of the reporting period end. Exchange rate differences are reflected as extraordinary income and losses separately from other income and losses inclusive of financial results on operations with foreign currency during the period when they occurred.

Exchange rate differences are calculated:

- on last day of each month;
- on date of operation completion when there is a time gap between beginning and termination of the operation;
- in case of cash flow;

Exchange rates established by the RF Central Bank as of 31.12.2005:

Forreign currency	*Exchange rate (rubles)*
1 USD	28,7825
1 EUR	34,1850

2. 10 TAXES

Profit tax

Balance profit and taxable profit are defined according to current legislative requirements of the Russian Federation by use of different methods of assessment and accounting of income and expenses. According to PBU 18/02 "Accounting of profit tax computation" the Company takes into account constant and temporary differences which are generated on the basis of analytical data by comparison of balances on accounts and tax accounts. Comparison is made by groups of similar objects accounted on corresponding accounts.

Value added tax

Moment for determination of tax base is established upon value date, i.e. the day of payment for goods shipped, services rendered.

Taxes charged for products shipped (services rendered) but not yet paid are accounted within the account payable and long-term account receivable are accounted as other long-term accounts receivable.

As soon as buyers and customers effect payments, taxes are subject to payment to the budget.

In accordance with amendments to RF Tax Code from January 1, 2006 tax base will be determined upon goods shipment date (date of works performed and services rendered).

Property tax

Objects of fixed assets for which tax benefits are provided are accounted separately.

Land tax

The Company pays land tax since it has property right to industrial area land. The Company pays rent for the rest of the land.

2. 11 CHANGES IN ACCOUNTING POLICY

Since PBU 6/01 "Fixed Assets Accounting" was amended fixed assets in the amount of 10 000 rubles, acquired books, brochures and other financial statements editions starting from 2006 will be accounted as inventory.

3. DESCRIPTIONS AND EXPLANATIONS

3. 1 STRUCTURE OF NLMK BALANCE SHEET FOR 20045 *thousand rubles*

ASSETS	code	Amount	Share	Amount	Share	Change
I. Non-current assets						
Intangible assets	110	4 783	0	3 855	0.01	-928
Fixed assets	120	20 733 524	39.19	22 568 761	36.77	1 835 237
Construction-in-progress	130	4 808 654	9.09	8 081 524	13.17	3 272 870
Interest-bearing investments to inventories	135	6 982	0.01	-	-	-6 982
Long-term financial investments	140	26 497 049	50.09	25 631 107	41.75	-865 942
Deferred tax assets	145	49 567	0.09	15 278	0.02	-34 289
Advance payments made for non-current assets	149	777 251	1.47	3 946 621	6.43	3 169 370
Other non-current assets	150	29 706	0.06	1 138 593	1.85	1 108 887
Total for Section I	190	52 907 516	100	61 385 739	100	8 478 223
II. Current assets						
Inventories	210	13 762 674	22.48	15 177 790	19.62	1 415 116
VAT	220	2 584 111	4.22	2 387 494	3.09	-196 617
Accounts receivable (payments due over 12 months from reporting date)	230	86 573	0.14	86 942	0.11	369
Accounts receivable (payments due within 12 months from reporting date)	240	12 786 291	20.89	15 894 395	20.55	3 108 104
Short-term financial investments	250	29 389 712	48.01	32 419 335	41.90	3 029 623
Cash and its equivalents	260	2 590 278	4.24	11 382 710	14.71	8 792 432
Other current assets	270	17 722	0.02	16 504	0.02	-1 218
Total for Section II	290	61 217 361	100	77 365 170	100	16 147 809
BALANCE	**300**	**114 124 877**		**138 750 909**		**24 626 032**

LIABILITIES	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
III. Capital and provisions						
Charter capital	410	5 993 227	5.69	5 993 227	4.62	-
Paid-in capital	420	4 423 266	4.20	4 358 869	3.36	-64 397
Capital reserves	430	299 661	0.28	299 661	0.23	-
Retained profit (uncovered loss)	470	94 653 988	89.83	119 095 970	91.79	24 441 982
Total for Section III	490	105 370 142	100	129 747 727	100	24 377 585
IV. Long-term liabilities						

3. 2 INTANGIBLE ASSETS

thousand rubles

Description	2004	2005	Change
Historical costs	19 588	17 763	-1 825
Accrued depreciation	(14 805)	(13 908)	-897
Residual value	4 783	3 855	-928
Received	1 564	364	-1 200
Retired	469	2 189	1 720
Depreciation (for a year)	(2 376)	(1 168)	-1 208

3. 3 FIXED ASSETS AND CAPEX

3. 3.1 Fixed assets

thousand rubles

Description	2004	2005	Change
Historical costs	38 181 648	41 540 523	3 358 875
Accrued depreciation	(17 448 124)	(18 971 762)	1 523 638
Residual value	20 733 524	22 568 761	1 835 237
Received	8 590 170	4 032 332	-4 557 838
Retired	570 297	673 457	103 160
Depreciation (per year)	(1 306 676)	(2 006 848)	700 172

Value of fixed assets with depreciated value repaid fully as of 31.12.2005 amounts to 7 614 742 thousand rubles (18,33% of historical value of fixed assets).

Upon results of 2005 the Company's expenses for overhaul and maintenance made up 6 107 161 thousand rubles.

Undepreciated fixed assets

thousand rubles

Description	Value as of 31.12.2004	Value as of 31.12.2005	Change
Land lots	1 044 691	1 044 205	-486
Objects under preservation	464 435	458 541	-5 894
Objects of residential fund	43 475	42 384	-1 091
Low value property	24 623	21 437	-3 186
Others	2 606	2 602	-4
Total	**1 579 830**	**1 569 169**	**-10 661**

Fixed assets handed over for leasing

thousand rubles

Description	Value as of 31.12.2004	Value as of 31.12.2005	Change
Fixed assets handed over for leasing	141 236	147 262	6 026
Depreciation charged	(51 841)	(62 020)	10 179
Residual value	89 395	85 242	-4 153

Fixed assets rented *thousand rubles*

Description	As of 31.12.2004	As of 31.12.2005	Change
Fixed assets rented	454 188	437 006	-17 182
Tools rented	30	30	-
Total	**454 218**	**437 036**	**-17 182**

3. 3. 2 Investments to fixed assets

In 2005 the Company continued implementation of the Technical Upgrading Program.

Capital investments by NLMK made up:

thousand rubles

Description	2001	2002	2003	2004	2005
Intangible assets	5 419	888	1 569	902	331
Acquisition of fixed assets objects	708 715	1 494 383	410 556	2 219 964	1 383 797
Acquisition of equipment for installation	1 610 035	1 753 689	2 775 610	3 946 666	2 927 217
Construction and other capital works	458 283	953 689	1 423 256	2 054 132	3 024 328
Advance payments	501 124	1 086 617	1 387 455	694 482	3 740 004
Total	**3 283 576**	**5 289 266**	**5 998 446**	**8 916 146**	**11 075 677**

Total amount of objects commissioned within implementation of Capex program of OJSC NLMK for 2005 amounted to 3 937 329 thousand rubles. Other inflows of fixed assets, inclusive of property with value below 10 000 rubles per unit and useful life over 12 months amounted to 221 120 thousand rubles in 2005.

The major facilities of capital investments programme put into operation in 2005.

CR and coated flats shop: revamping of process automation systems of Continuous Cold-rolling Mill "2030"; upgrading of equipment for strip skinpassing and leveling in line of Continuous Hot-dip Galvanizing Line No. 1; upgrading of cold-rolled strip inspection line.

BOF shop No. 2: replacement of 300 t capacity BOF No. 2 with turret drive; slabs weighing in the slabyard is organized.

Effectiveness of fixed assets utilization

Description	Formula	2001	2002	2003	2004	2005
Funds payback	Sales proceeds / Average fixed assets value	3,99	4,97	6,02	7,33	5,51
Fixed assets depreciation	Fixed assets depreciation / Original value of fixed assets	0,61	0,58	0,55	0,46	0,46
Renewal of fixed assets	Fixed assets received over the period / Original value of fixed assets as of the period end	0,08	0,10	0,11	0,22	0,10
Retirement of fixed assets	Fixed assets retired over the period / Original value of fixed assets as of the period beginning	0,03	0,03	0,02	0,02	0,02

3. 4 ADVANCE PAYMNETS MADE UNDER NON-CURRENT ASSETS

thousand rubles.

Description	as of 31.12.2004	as of 31.12.2005
To equipment suppliers	537 248	3 606 682
Contractors for construction and erection and design and study works	238 805	337 818
R& D	1 180	-
Others	18	2 121
Total	**777 251**	**3 946 621**

3. 5 OTHER NON-CURRENT ASSETS

In the structure of other non-current assets the balance sheet reflects payments in the amount of 1 101 495 thousand rubles related to obtaining a license for usage of subsoils of Zhernovsky coking coal field. The license is valid for 20 years.

3. 6 FINANCIAL INVESTMENTS

The Company has shares in its possession and equity holding in different Russian and foreign companies. Shares of these companies do not have regular listings in Russian and foreign stock exchanges and are reflected in financial statements upon acquisition costs taking into account a provision for impairment.

Short-term financial investments

Description	Value as of 31.12.2004	Received	Retired	Value as of 31.12.2005	Provision charged for impairement 31.12.2005
Securities (promissory notes)	8 461	942	9 402	1	-
Debt securities (certificates of deposit)	546 197	-	546 197	-	-
Deposits	28 835 054	2 755 176 477	2 751 640 979	32 370 552	-
Loans granted for less than 12 months	-	48 903	121	48 782	-
Total	**29 389 712**	**2 755 226 322**	**2 752 196 699**	**32 419 335**	-

Long-term financial investments

thousand rubles

Description	Value as of 31.12.2004	Received	Retired	Value as of 31.12.2005	Provision charged for impairment as of 31.12.2005	Balance value as of 31.12.2005
Investments to subsidiaries	25 116 061	37 500	-	25 153 561	57 709	25 095 852
Investments to associates	99 156	-	-	99 156	-	99 156
Investments to other companies	346 101	-	5	346 096	-	346 096
Investments to joint ventures	1 487	-	-	1 487	1 487	-
Loans granted to companies and due over 12 months	47 749	1 287	49 036	-	-	-
State debt securities (bonds)	50 003	-	50 003	-	-	-
Debt securities (certificates of deposit, notes)	452 611	-	452 608	3	-	3
Other long-term financial investments (deposits)	416 230	111 152	437 382	90 000	-	90 000
Total	**26 529 398**	**149 939**	**989 034**	**25 690 303**	**59 196**	**25 631 107**

The Company has received the following revenue on deposits:

Description	Amount, thousand rubles		Average interest rate, %	
	2004	**2005**	**2004**	**2005**
Long-term deposits in foreign currencies	28 009	27 612	6,50	6,50
Short-term deposits in rubles	73 390	189 698	6,48	5,21
Short-term deposits in foreign currencies	598 499	1 337 857	4,12	3,98
Certificate of deposits in rubles	34 596	165 929	13,63	10,82
Total	**734 494**	**1 721 096**		

Dividends received

thousand rubles

Description	2004	2005
Dividends	22 170	543 931
Interest received from bonds	2 545	2 842
Total	**24 715**	**546 773**

3. 7 INVENTORIES

The Company is constantly working at finding out morally out-dated inventories which are not in use and which lost their original quality. The Company makes up provision for inventories impairment in order to reflect actual amount of inventories in financial statements.

Structure of inventories (in balance evaluation)

thousand rubles

Description	as of 31.12.2004		as of 31.12.2005		Change
	Amount	Share, %	Amount	Share, %	
Raw materials, materials and other similar goods – total:	9 435 769	68,56	9 879 220	65,09	443 451
of them: raw materials	3 611 056		3 351 163		
fuel	562 478		429 381		
spare parts	1 703 536		1 926 930		
auxiliary materials	2 279 952		3 117 221		
integral supplements	772 738		784 881		
Costs in production-in-progress	3 810 675	27,69	4 029 247	26,55	218 572
Finished products and goods for reselling	353 690	2,57	840 227	5,54	486 537
Deferred expenses	144 340	1,05	333 043	2,19	188 703
Others	18 200	0,13	96 053	0,63	77 853
Total	**13 762 674**	**100**	**15 177 790**	**100**	**1 415 116**

Efficiency of production inventories use

Index	2001	2002	2003	2004	2005
Financial costs, thousand rubles (*Form No. 5, line 711 + line 712*)	22 943 097	26 224 391	35 274 117	54 068 138	59 926 297
Average remains of production inventories, thousand rubles (*Form No. 1, line 211*)	4 624 672	4 409 391	5 232 333	7 760 632	9 657 495
Turnover ratio (*line1/line2*)	4,96	5,95	6,74	6,97	6,21
Duration of production inventories, days (*365/ line3*)	73	61	53	52	58,0

3. 8 ACCOUNTS RECEIVABLE AND PAYABLE

3. 8. 1 Structure of accounts receivable (balance evaluation)

thousand rubles

Description	As of 31.12.2004 Amount	Share, %	As of 31.12.2005 Amount	Share, %	Change
Buyers and customers	9 525 905	69,79	11 096 816	55,68	1 570 911
Advance payments made*	1 542 688	11,30	4 917 668	24,68	3 374 980
Other debtors	2 581 522	18,91	3 913 474	19,64	1 331 952
Total accounts receivable	**13 650 115**	**100**	**19 927 958**	**100**	**6 277 843**

**Here and further information takes into account advance payments made for non-current assets.*

Provision for doubtful debts

thousand rubles

Description	as of 31.12.2002	as of 31.12.2003	as of 31.12.2004	as of 31.12.2005
Buyers and customers	54 775	29 448	41 166	65 652
Advance payments made	821	4 757	153	96
Other debtors	60 543	139 228	119 489	90 146
Total	**116 139**	**173 433**	**160 808**	**155 894**

Accounts receivable upon time of formation


1,72%
98,28%
2005
1996-2004

Accounts receivable as of 31.12.2005 upon maturity dates

thousand rubles.

Type of accounts receivable	Maturity dates according to contracts						Total
	up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 дней to 1 year	over 1 year	
Total of accounts receivable, including:	**9 855 660**	**3 605 571**	**2 709 135**	**330 717**	**1 791 959**	**1 634 916**	**19 927 958**
buyers and customers	5 388 864	3 277 532	2 381 043	1 802	9 277	38 298	11 096 816
advance payments made	839 932	252 807	310 194	180 939	1 781 904	1 551 892	4 917 668
other debtors	3 626 864	75 232	17 898	147 976	778	44 726	3 913 474
Share, %	**49,46**	**18,09**	**13,60**	**1,66**	**8,99**	**8,20**	**100**
Overdue							473 873

Other debtors

thousand rubles

Type of receivables	As of 31.12.2004 Amount of receivables	Amount of provision	Balance assessment	As of 31.12.2005 Amount of receivables	Amount of provision	Balance assessment
Other long-term accounts receivable, total inclusive:	**22 143**	**-**	**22 143**	**44 726**	**-**	**44 726**
settlements with personnel for other operations	22 143	-	22 143	44 726	-	44 726
Other short-term accounts receivable, total inclusive of:	**2 678 868**	**119 489**	**2 559 379**	**3 958 894**	**90 146**	**3 868 748**
settlements with the budget and extra-budget funds for taxes	1 373 848	-	1 373 848	2 492 201	-	2 492 201
settlements with advance holders	1 573	-	1 573	488	-	488
settlements with personnel for wages, salaries and other operations	64 713	-	64 713	47 457	-	47 457
settlements for claims	173 747	119 066	54 681	112 356	89 783	22 573
settlements for interests charged	84 582	-	84 582	62 776	-	62 776
settlements for assets management agreements	159	-	159	-	-	-
settlements with customs	450 315	-	450 315	160 008	-	160 008
settlements for financial investments	473 930	-	473 930	850 040	-	850 040
VAT on unconfirmed export	36 537	-	36 537	170 544	-	170 544
noninterest-bearing promissory notes	-	-	-	775	-	775
others	19 464	423	19 041	62 249	363	61 886

List of debtors with the largest debt as of 31.12.2005

thousand rubles

Description	Amount of debt
LLC «LIPETSKREGIONGAS», Lipetsk	101 938
«FINANCIAL CONTROL DIVISION IN LIPETSK REGION / LIPETSK CUSTOMS», Lipetsk	150 895
OJSC «KRIOGENMASH», Balashiha	178 666
«ZUNDWIG», Germany	186 238
«ANDRITZ», Austria	210 748
«COCKERILL», Belgium	212 494
LLC «NTK», Moscow	213 708
LLC «TRADE HOUSE NLMK», Moscow	239 122
«DANIELI AND C. OFFICINE MECCANICE S.P.», Italy	289 817
LLC «RPAS», Moscow	321 813
CJSC «NKMZ», Kramatorsk	476 002
«SMS DEMAG», Germany	568 702
«LINDE», Germany	585 225
«VOEST-ALPINE», Austria	770 667
CJSC «LIBRA CAPITAL», Moscow	850 000
«MOORFIELD COMMODITIES COMPANY», UK	1 889 705
«TUSCANY INTERTRADE (UK)», UK	3 127 684
«STEELCO MEDITERRANEAN TRADING LTD», Cyprus	4 483 699
Total	**14 857 123**

Dynamics of accounts receivable turnover

Index description	2001	2002	2003	2004	2005
Sales proceeds, thousand rubles	37 220 599	53 296 838	75 026 216	126 180 664	119 345 086
Average accounts receivable, thousand rubles (*Form No. 1, line 240*)	6 457 805	6 483 117	7 831 256	11 012 477	14 340 343
Accounts receivable turnover ratio (turns per year), (*line 1/ line 2*)	5,76	8,22	9,58	11,46	8,32
Average period of buyers crediting (days) (*360/ line 3*)	62	44	38	31	43

3. 8.2 Structure of accounts payable

thousand rubles

Description	As of 31.12.2004		As of 31.12.2005		Change
	Amount	Share, %	Amount	Share, %	
Suppliers and contractors	2 334 129	29,52	2 532 997	32,50	198 868
Debts to personnel	8 957	0,11	278 913	3,58	269 956
Debts to the budget and state extra-budget funds	1 974 193	24,96	1 223 666	15,70	- 750 527
Debts to shareholders *	182 602	2,31	73 470	0,94	-109 132
Advance payments received**	2 969 713	37,55	3 385 922	43,45	416 209
Other creditors	439 160	5,55	298 377	3,83	-140 783
Total accounts payable	**7 908 754**	**100**	**7 793 345**	**100**	**-115 409**

*** All procedures established by the Russian Law related to notification of shareholders of the right to dividends are fulfilled by the Company.**
**** Hereinafter advance payments received from buyers and customers are reflected as VAT-free subject to payment to the budget (594 457 thousand rubles as of 31.12.2004 and 608 037 thousand rubles as of 31.12.2005).**
Overdue accounts receivable as of 31.12.2005 amounted to 79 503 thousand rubles.

List of creditors to whom the Company has the largest accounts payable as of 31.12.2005

thousand rubles

Name	Amount of debt
OJSC «BELON», Novosibirsk	101 633
OJSC «INPROM», Taganrog	120 208
CJSC «JOINT FINANCIAL GROUP», Moscow	135 889
LLC «STEEL INDUSTRIAL COMPANY - PROCUREMENT», Ekaterinburg	136 405
«AC ASSOCIATED CONTRACTORS A.C.», Switzerland	147 666
CJSC «METALLOCOMPLECT-M», Moscow	156 719
CJSC «STALPROKAT», Moscow	165 214
LLC PKF «DIPOS», Moscow	189 739
LLC JV «CONTESSA», Moscow	197 153
LLC «INSAYUR-STAL», Gorno-Altaysk	403 974
LLC «TRADE HOUSE NLMK», Moscow	875 068
Total	**2 629 668**

Dynamics of accounts payable turnover

Index description	2001	2002	2003	2004	2005
Cost of sales, thousand rubles (*Form No. 2 line 20 + line 30 + line 40*)	28 947 334	34 268 248	43 691 636	63 699 868	73 320 001
Average accounts payable, thousand rubles (*Form No. 1 line 620*)	2 777 257	3 497 459	4 836 805	6 631 260	7 673 153
Accounts payable turnover ratio (turns per year)	10,42	9,80	9,03	9,61	9,56
Average period of crediting (days) (*360/ line 3*)	35	37	39	37	38

3. 8. 3 Ratio of accounts receivable to accounts payable (for the purpose of working capital analysis)

thousand rubles

Index description	Balance as of 31.12.2004	Balance as of 31.12.2005
Short-term accounts receivable	12 786 291	15 894 395
Short-term accounts payable	7 813 126	7 789 252
Change (+,-)	+ 4 973 165	+ 8 105 143
Long-term accounts receivable	86 573	86 942
Long-term accounts payable	95 628	4 093
Change (+,-)	-9 055	- 82 849
Ratio of accounts receivable to accounts payable	1,63	2,05

3. 9 CASH AND ITS EQUIVALENTS

thousand rubles

Description	as of 01.01.2005		as of 31.12.2005		Change
	Value	Share, %	Value	Share, %	
Petty-cash	578	0,02	503	-	-75
Settlement accounts	1 759 873	67,95	760 274	6,68	-999 599
Currency accounts	296 213	11,43	10 450 160	91,81	10 153 947
Special account of corporate cards	689	0,03	3 047	0,03	2 358
L/Cs	461 783	17,83	168 278	1,48	-293 505
Cash and its equivalents in assets management	70 658	2,73	-	-	-70 658
Other cash	484	0,01	448	-	-36
Total	**2 590 278**	**100**	**11 382 710**	**100**	**8 792 432**

Information on cash flows is disclosed in Cash Flow Statement (Form 4).

Data of Cash Flow Statement characterize changes in financial position of the Company in the context of current, investment and financial activities.

Operations related to income and expenses from common activities stipulated in the Charter are attributed to current activity.

Acquisition and sales of property, intangible assets and other non-current assets by the Company, its own construction, R&D expenses are attributed to investment activity. Besides operations with financial investments: acquisition and sales of long-term and short-term securities; contributions to charter capitals of other companies; granting of loans are included here.

In Section «Cash flows in financial activity» the Company has reflected payments of financial rent (leasing) according to Order of the RF Ministry of Finance No. 67н dd. July 22, 2003.

All indices of currency cash flows are recalculated under exchange rate of the Central Bank as of December 31, 2005.

Index «Degree of exchange rate impact as related to the Russian ruble» is a difference between incoming cash balance in reporting currency and outgoing balance of the previous year calculated according to exchange rates of the Russian Central Bank as of 31.12.2005 and 31.12.2004 respectively.

3. 10 CAPITAL

thousand rubles.

Description	as of 31.12.2004	as of 31.12.2005
Charter capital	5 993 227	5 993 227
Reserve capital	299 661	299 661
Paid-in capital, total	4 423 266	4 358 869
inclusive of: revaluation of fixed assets	*3 651 489*	*3 587 092*
profit allocated to financing of objects put into operation	*563 138*	*563 138*
other sources	*208 639*	*208 639*
Retained profit, total	94 653 988	119 095 970
inclusive of previous years	*51 043 429*	*89 859 406*
reporting year	*43 610 559*	*29 236 564*

Chartered and paid-in capitals correspond to the sizes states in the Company's Charter.

Factors	Formula	2001	2002	2003	2004	2005
Own capital turnover period	Form No. 1 line 490	4,48	2,47	2,43	1,71	3,34
Own capital concentration (financial independence)	Form No. 1 line 490 / Form No. 1 line 700	0,84	0,91	0,91	0,92	0,93

Largest shareholders of NLMK (holding over 5% of chartered capital) as of 31.12. 2005

Name	Share in charter capital, %
SILENER MANAGEMENT LTD	18,98
MEROBEL INVESTMENTS LIMITED	16,19
CASTELLA INVESTMENTS LIMITED	15,94
ULTIMEX TRADING LIMITED	14,91
VEFT ENTERPRISES LIMITED	8,25
CJSC Investment and financial company «LKB-INVEST»	7,52

Structure of retained profit of previous years as of 31.12.2005

thousand rubles.

Index	Amount
Profit directed to investments financing	63 115 012
Balance of retained profit directed to investments financing	22 729 689
Profit used for liabilities repayment	4 014 705
Total	**89 859 406**

3.11 DIVIDENDS

Dividends are paid to the shareholders of the Company out of net profit determined on the basis of the Financial Statements prepared under RF law. Dividends are paid out in cash in declared amount within 90 days from date of the respective decision of the General Shareholders' Meeting.

According to the Dividend policy the General Shareholders' Meeting is eligible to make a decision to pay interim dividends in case financial performance of the Company permits their payment without any injury to the current activity and implementation of its further development programs.

In the reporting years the following dividends for common stock were declared:

- upon results of 2004 taking into account interim dividends in the amount of 1 ruble per share, additionally 0,80 rubles per share;
- upon results of 6 months of 2005 - 1 ruble per share.

Amount of dividends charged by shareholders types

thousand rubles

Shareholders	upon results of 2003	upon results of 2004	upon results of 6 months of 2005
Legal persons	3 535 411	10 533 768	5 855 176
NLMK employees	40 272	113 288	59 336
Other natural persons	47 223	140 753	78 715
Total amount of dividends	**3 622 906**	**10 787 809**	5 993 227

As of 31.12.2005 99,7 % of dividends were paid upon results of the previous years and 99,5% upon results of 6 months of 2005.

3. 12 SALES PROCEEDS

thousand rubles

Description	For 2004	For 2005	Change
1. Export sales	81 110 441	66 489 688	-14 620 753
2. Domestic sales	41 580 730	46 863 176	5 282 446
3. Sales by subdivisions inclusive of:	2 764 534	4 901 548	2 137 014
NLMK-DV Branch (city of Vladivostok)	*2 348 537*	*4 428 213*	*2 079 676*
Other subdivisions	*415 997*	*473 335*	*57 338*
4. Sales of in-house materials	78 655	124 397	45 742
5. Sales of goods bought for reselling	417 436	598 563	181 127
6. Sales though shops of service center	74 552	84 432	9 880

7. Sales of apartments	143 450	283 282	139 832
8. Sales of leasing services	10 866	-	-10 866
Total sales proceeds	**126 180 664**	**119 345 086**	**-6 835 578**



Structure of sales proceeds for 2004-2005
100
80
60
40
20
0
%
34,05
65,95
40,61
59,39
2004
2005
domestic market
export

3. 13 OTHER OPERATING INCOME

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share, %	Amount	Share, %	
Income from rent	27 432	0,03	21 819	0,05	-5 613
From sales of fixed assets	14 383	0,02	10 280	0,02	-4 103
From liquidation of fixed assets	99 024	0,11	88 432	0,19	-10 592
From sales of foreign currency	71 429 749	81,69	45 716 669	99,00	-25 713 080
From sales of foreign currency to assets management	1 035 126	1,18	-	-	-1 035 126
From sales of securities	286 835	0,33	110 615	0,24	-176 220
From transactions with securities being in assets management	14 355 557	16,42	-	-	-14 355 557
From sales of bought inventories	14 741	0,02	28 275	0,06	13 534
Others	178 323	0,20	199 673	0,44	19 939
Total	**87 442 581**	**100**	**46 175 763**	**100**	**-41 266 818**

3. 14 OTHER OPERATING EXPENSES

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share,%	Amount	Share, %	
Expenses related to sales of fixed assets	16 280	0,02	5 118	0,01	-11 162
Expenses for giving of fixed assets to rent	13 682	0,02	9 019	0,02	-4 663
For free transfer of fixed assets	33 154	0,04	13 122	0,03	-20 032
For transfer of fixed assets to chartered capital	11 830	0,01	7	-	-11 823
For liquidation of fixed assets	112 919	0,14	207 452	0,44	94 533
For sales of currency	71 447 796	85,84	45 698 079	97,92	-25 749 717
For sales of foreign currency to assets management	1 035 830	1,24	-	-	-1 035 830
For transactions with securities	242 318	0,29	123 693	0,27	-118 625
Expenses for purchasing of foreign currency in assets management	942	-	-	-	-942
For transactions with securities being in assets management	9 843 250	11,83	-	-	-9 843 250
For sales of bought inventories	14 550	0,02	26 184	0,06	11 634
Property tax	291 602	0,35	399 625	0,86	108 023
Others	169 851	0,20	183 884	0,39	14 033
Total	**83 234 004**	**100**	**46 666 183**	**100**	**-36 567 821**

3. 15 EXTRA-SALES INCOME

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties	19 828	0,80	23 698	0,50	3 870
Profit of previous years	39 969	1,62	28 037	0,59	-11 932
Exchange difference	2 351 117	95,38	4 669 719	97,54	2 318 602
Writing-off past-due accounts payable	8223	0,33	1 746	0,03	-6 477
Surplus revealed during inventory check	11 287	0,46	25 439	0,53	14 152
Others	34 806	1,41	38 755	0,81	3 949
Total	**2 465 230**	**100**	**4 787 394**	**100**	**2 322 164**

3. 16 EXTRA-SALES EXPENSES

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties under agreements, law expenses	12 310	0,27	17 667	0,29	5 357
Loss of previous years	243 622	5,36	114 594	1,91	-129 028
Exchange difference	3 455 736	75,98	5 054 334	84,33	1 598 598
Writing-off accounts payable	5 965	0,13	1 912	0,03	-4 053
Expenses for currency conversion	2 326	0,05	491	-	-1 835
Additional payments to the personnel	516 586	11,36	280 805	4,68	-235 781
Social expenses	44 267	0,60	44 313	0,74	46
Fees to voluntary pension security of employees	75 117	1,65	77 198	1,29	2 081
Charity expenses	7 134	0,16	101 199	1,69	94 065
Tax fines	10 208	0,22	192	-	-10 016
Others	174 950	4,22	302 166	5,04	127 216
Total	**4 548 221**	**100**	**5 994 871**	**100**	**1 446 650**

3. 17 TAXES AND TAX LOAD

Name	2001	2002	2003	2004	2005
Total for taxes paid, thousand rubles	**4 237 450**	**5 827 186**	**9 253 148**	**16 608 263**	**14 206 257**
including: income tax	2 241 131	3 903 963	7 037 286	14 487 045	11 937 664
single social tax	876 839	1 044 022	1 132 289	1 268 801	1 183 281
property tax	284 264	183 662	283 133	290 084	393 647
land tax	108 300	56 620	363 913	371 114	435 973
others	726 916	638 919	436 527	191 219	255 692
Proceeds from sales of goods (works, services)	**37 220 599**	**53 296 838**	**75 026 216**	**126 180 664**	**119 345 086**
Aggregate tax load, %	11,38	10,93	12,33	13,16	11,90

The structure of taxes paid (%)

Name	2001	2002	2003	2004	2005
Income tax	52,89	66,99	76,05	87,23	84,03
Single social tax	20,69	17,92	12,24	7,64	8,33
Property tax	6,71	3,15	3,06	1,75	2,77
Land tax	2,56	0,98	3,93	2,23	3,07
Others	17,15	10,96	4,72	1,15	1,80

Income tax

In accordance with Accounting rule 18/02 "Accounting of expenses under income tax" the Company accounts permanent and temporary differences.

Permanent differences making up fixed tax liabilities are related to the difference of fact or appraisal of profit and losses acknowledgement in the accounting or tax accounting of only one reporting period and does not affect the formation of taxable profit of other reporting periods.

Temporary differences are determined by profit and losses making up accounting profit in one reporting period and taxable profit in another reporting period. Temporary differences form a deferred tax asset and deferred tax liability. Deferred tax asset and deferred tax liability reflect part of income tax by which the tax subject to payment to the budget in the following reporting periods is reduced or increased.

Income tax calculation in accordance with the requirements of Accounting rule 18/02.

thousand rubles

Name	For 2004	For 2005
Income tax under accounting date	15 743 749	11 192 287
Fixed tax liabilities	6 133	276 847
Deferred tax assets	5 834	(34 289)
Deferred tax liabilities	(203 522)	(361 872)
Income tax upon tax computations	15 552 194	11 072 973

VAT

Being a conventional exporter, the Company sells the major portion of its products at 0% tax rate.

Tax amounts paid to suppliers and contractors for buying goods (works, services) exceed the tax amount computed from the sale of goods in the domestic market. The difference is submitted for reimbursement from the budget.

thousand rubles

Name	2001	2002	2003	2004	2005
VAT reimbursed from budget	751 665	1 144 742	1 752 942	2 684 937	3 063 076

During the period of January 1, 2006 and December 31, 2007 the Company will follow a special order of transition to tax base definition "upon shipment" provided for by the legislation. In order to specify VAT amounts of transition period inventory check of accounts receivable and payable generated as of 31.12.2005 was carried out.

Description	as of 31.12.2005
VAT for reimbursement as paid	311 365
VAT for payment on products shipped but not paid	113 674

Single social tax

The Company computes single social tax under regressive scale pursuant to Tax Code of the RF.

Since 1.01.05 the rate of single social tax amounts to 26% (35,6 in 2004), regressive tax rates are applicable in case an employee's tax base exceeds 280 thousand rubles (100 thousand rubles in 2004).

Share of the employees whose taxable base corresponded to regressive scale accounted for 5% in 2005, and for 52% in 2004. Application of tax concessions to Single social tax reduced the amount of tax charged for 2005 by 4 841 thousand rubles against 6 046 thousand rubles for 2004.


Effectiveness of Single social tax regressive scale use
6000
5000
4000
3000
2000
1000
0
mln rubles
2001
2002
2003
2004
2005
tax base
SST

Name	2001	2002	2003	2004	2005
Tax rate (%)	35,6	35,6	35,6	35,6	26,0
Effective rate of single social tax	35,59	34,19	32,97	31,87	25,19

3. 18 PROFIT PER SHARE

Base profit per share is defined as the ratio of the base profit of the reporting period to the average weighted amount of common shares being in circulation during the reporting period.

Item	For 2004	For 2005
Net profit of the reporting period, thousand rubles	49 849 071	35 165 394
Average weighted amount of common stock being in circulation, pcs	5 993 227 240	5 993 227 240
Base profit per share, rubles	8,32	5,87

3. 19 INFORMATION ON AFFILIATED PERSONS

The list of NLMK's affiliated persons as of 31.12.05.

Natural persons		
№	Affiliated person	The ground for being an affiliated person
1.	***Oleg V. Bagrin*** Residence: Moscow, Russia	A member of the Company's Board
2.	***Nikolai A. Gagarin*** Residence: Moscow, Russia	A member of the Company's Board
3.	***Dmitry A. Gindin*** Residence: Moscow, Russia	A member of the Company's Board
4.	***Oleg V. Kiselyov*** Residence: Moscow, Russia	A member of the Company's Board
5.	***Vladimir S. Lisin*** Residence: Lipetsk, Russia	A member of the Company's Board
		A person belongs to the group of the Company's owners
		A person is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital
6.	***Nikolai P. Lyakishev*** Residence: Moscow, Russia	A member of the Company's Board
7.	***Randolph Reynolds*** Residence: USA, Virginia, Richmond	A member of the Company's Board
8.	***Vladimir N. Skorokhodov*** Residence: Moscow, Russia	A member of the Company's Board
9.	***Igor P. Fyodorov*** Residence: Moscow, Russia	A member of the Company's Board
10.	***Galina A. Aglyamova*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
11.	***Igor N. Anisimov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
12.	***Vyacheslav I. Vorotnikov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
13.	***Pavel P. Gorodilov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
14.	***Anatoly N. Koryshev*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
15.	***Alexander I. Kravchenko*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body

16.	***Sergey P. Melnik*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
17.	***Vladimir P. Nastich*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body A member is the Company's single executive body
18.	***Sergey V. Perekatov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
19.	***Sergey A. Rakitin*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
20.	***Vladislav A. Smirnov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
21.	***Alexander A. Sokolov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
22.	***Vladimir A. Tretyakov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
23.	***Viktor V. Khripunkov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
24.	***Stanislav E. Tsyrlin*** Residence: Moscow, Russia	A member of the Company's corporate executive body
	Legal entities	
	Affiliated person	Activity
	A legal entity is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital	
	An entity belongs to the group of the Company's owners	
25.	**FLETCHER INDUSTRIAL EQUITY FUND LIMITED** Domicile: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas	Investment activity
	An entity together with other entities is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital	
	An entity belongs to the group of the Company's owners	
26.	**SILENER MANAGEMENT LIMITED** Domicile : ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***	Investment activity
27.	**ULTIMEX TRADING LIMITED** Domicile: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***	Investment activity

28.	**VEFT ENTERPRISES LIMITED** Domicile: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***	Investment activity
29.	**CASTELLA INVESTMENTS LIMITED** Domicile: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***	Investment activity
30.	**MEROBEL INVESTMENTS LIMITED** Domicile: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***	Investment activity
31.	**LLC "RUMELKO"** Domicile: ***15, ul. Kedrova Moscow 117036 Russia***	Marketing and consultant services
32.	**LLC IFC «LKB-INVEST»** Domicile: ***18-1, ul. Bakhrushina, Moscow, Russia***	Investment activity
The Company is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the chartered capital of the entities mentioned below		
The entities belong to the Company's group		
33.	**Limited liability company "AvtoKIM-2001"** Domicile : 7-2, Bagrationovskiy proezd, Moscow, 121087 Russia	Organization of carriage of passengers, development of car assembly and repair production
34.	**Limited liability company Investment company "LKB-Finance"** Domicile: 8, ul. Internatsionalnaya, Lipetsk, 398600	Leasing activity, activity in securities market
35.	**Limited liability company "Karavella"** Domicile: 2, Morskoy boulevard, Tuapse, Krasnodarsky Krai, 352800	Provision of hotel and catering services
36.	**Limited liability company "Nafta(T)"** Domicile: 2, ul. Maksima Gorkogo, Tuapse, Krasnodarsky Krai , 352800	Treatment of ship ballast and industrial storm waters
37.	**Limited liability company "Novolipetskaya insurance company"** Domicile: 30, ul. Nedelina, Lipetsk, Russia, 398059	Compulsory and voluntary medical insurance

38.	**Limited liability company "Insurance medical company "Novolipetskaya"** Domicile: 3, ul. Voroshilova, Lipetsk, 398001, Russia	Compulsory medical insurance
39.	**Limited liability company "TUAPSEVNESHTRANS"** Domicile: 2-802, Morskoy boulevard, Tuapse, Krasnodarsky Krai, 352800	Transport and logistics services
40.	**Limited liability company Private security service "VV-Zaschita"** Domicile: Production site, Stary Oskol, Belgorod region, 309530, Russia	Security service
41.	**Limited liability company "Yuterra"** Domicile: Production site of OJSC Stoilensky GOK, Stary Oskol, Belgorod region, 309500, Russia	Agricultural production
42.	**OJSC "Tuapse Shipyard"** Domicile: 11, ul. Maksima Gorkogo, Tuapse, Krasnodarsky Krai , 352800	Repairs and maintenance of ship
43.	**OJSC "Firm "Tuapsegrazhdanstroy"** Domicile: 12, ul. Gagarina, Tuapse, Krasnodar Territory, 352800	Industrial and civil construction
The Company is entitled to manage (indirectly) more than 20% of the total votes represented by the shares (holdings), which constitute the chartered capital of the entities mentioned below		
44.	**Holiday Hotel "Novolipetsky Metallurg"** Domicile: 25, per. Chekhova, Morskoye, Sudak , Crimea, the Ukraine, 334886	Provision of social and cultural services
45.	**Limited liability company "Vimet"** Domicile: 35a, pr. Mira, Lipetsk, Russia 398005	Wholesale supplies of iron ore for steelmaking
46.	**Limited liability company "Vtormetsnab NLMK"** Location: 2, pl. Metallurgov, Lipetsk, Russia, 398040	Storage, reprocessing and sales of ferrous scrap
47.	**Limited liability company "Karamyshevskoye"** Domicile: Karamyshevo village, Gryazi area, Lipetsk region, 399077	Production and reprocessing of agricultural products

48.	**Limited liability company "Larmet"** Domicile: 44/28, ul. Studencheskaya, Moscow, Russia 121165	Purchase of raw materials for industrial process as well as trade in metal products
49.	**Limited liability company "Lipetsk municipal energy company"** Domicile: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001	Steam and hot water generation, storage of oil and gas, heat network operation
50.	**Limited liability company "Lipetsk insurance company "Chance"** Domicile: 30, ul. Nedelina, Lipetsk, Russia, 398059	Insurance activity
51.	**Limited liability company "Independent transportation company"** Domicile: 32A, Leninsky prospect, Moscow, Russia, 119991	Provsion of services on arrangement of cargoes transportation, railway transport services, forwarding services
52.	**Limited liability company "Neptune"** Location: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005	Provision of sports and health-improving services
53.	**Limited liability company "Novolipetskoye"** Domicile: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052	Production and sales of agricultural products, wholesale trade
54.	**Limited liability company "Steel"** Domicile: 1, ul. Lenina, Yaroslavl region, Uglich, Russia	Procurement and sales activity, trade and purchase activity
55.	**Limited liability company "Trade House NLMK"** Domicile : bldg. B, 1/15, Kotelnicheskaya nab., Moscow, 109240	Trade and intermidiate activity (domestic and foreign trade in non-ferrous and ferrous metals, provision of intermidiate, legal and consulting and representation services)
56.	**OJSC "Dolomite"** Domicile : 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854	Extraction, refinement and sales of furnace dolomite
57.	**OJSC "Kombinat KMAruda"** Domicile : 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510	Extraction, refinement, and sales of iron ore for steelmaking industry
58.	**OJSC "Lipetsky Gipromez"** Domicile : 1, ul. Kalinina, Lipetsk, Russia, 398600	Design and survey activities
59.	**OJSC "North oil and gas company"** Domicile : bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082	Extraction, refinement, transportation of oil and gas, mineral oil production

60.	**OJSC "Stoilensky GOK"** Domicile : Russian Federation	Extraction and beneficiation of ferrous metal ores and other minerals
61.	**OJSC "Studenovskaya mining company"** Domicile : 4, ul. Gaydara, Lipetsk, Russia, 398008	Extraction , refinement and sales of fluxing dolomite
62.	**OJSC "Tuapse Commercial Seaport"** Domicile : 2, ul. Maxima Gorkogo, Krasnodar Territory, Russia, 352800	Servicing of ships, handling operations
63.	**OJSC "Lipetskcombank"** Domicile : 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600	Provision of banking services to legal entities and natural persons

3. 19. 1 TRANSACTIONS WITH AFFILIATED PERSONS

Pricing for transactions with affiliated persons

Regulations on pricing of steel products and other products of NLMK, sold in the territory of Russia and CIS, envisage the uniform approach to the pricing of products, works, services for affiliated persons and other customers and clients.

The value of design services of OJSC "Lipetsky Gipromez" is determined on the basis of reference books and base price lists for construction designing services, with the use of price indices, recommended by the Ministry of regional Development.

Prices (tariffs) for energy services of LLC "Lipetsk municipal energy company" have been approved by the Regional Energy Commission of the Lipetsk region in accordance with Resolution of RF Government "On pricing regarding electrical and heat energy in the Russian Federation" dd 26.02.2004 No. 109.

Prices for other inventories and services, bought from affiliated persons, are determined on the basis of market prices.

Sales to affiliated persons

Because of the fact that the percentage of transactions with affiliated persons is immaterial for the appraisal of changes in the Company's financial performance, we consider it appropriate to present information grouped under transaction types.

thousand rubles

Description	2004	2005
The Company's products	1 124 171	28 389
Purchased inventories	8 105	8 052
Services	17 655	431 809
Total for affiliated persons	**1 149 931**	**468 250**
Total for the Company	**126 180 664**	**119 345 086**

Purchases from affiliated persons

thousand rubles

Affiliated person	2004			2005	
	Inventories	Services	Finance lease	Inventories	Services
Limited liability company "Larmet"	**1 653 329**	-	-	**1 470**	-
Limited liability company "Trade House NLMK"	8 533 108	-	-	32 372 571	47 839
Limited liability company "Steel"	6 292 982	-	32 256	9 533	-
OJSC "Stoilensky GOK"	26	-	-	13	-
Limited liability company "NTK"	301 084	-	-	107 601	132 891
Limited liability company "Novolipetskoye"	69	-	-	22	-
Limited liability company "Karamyshevskoye"	8 959	-	-	8 735	-
Holiday hotel "Novolipetsky Metallurg"	-	951	-	-	928
Limited liability company "Vimet"	10 511 099	-	-	625	-
OJSC "Dolomite"	140 738	-	-	151 759	-
OJSC "Stagdok"	261 211	50	-	319 930	-
Limited liability company "Lipetsk municipal energy company"	-	6 972	-	-	27 289
OJSC "Lipetsky Gipromez"	-	67 321	-	-	128 842
OJSC "Lipetskcombank"	-	5 210	-	-	11 920
Limited liability company "AvtoKIM-2001"	-	690	-	-	588
LLC "Rumelko"	-	-	-	-	17 332
Total	**27 702 605**	**81 194**	**32 256**	**32 972 259**	**367 629**
Total for affiliated persons	**27 816 055**			**33 339 888**	
Total for the Company	**77 493 251**			**80 042 136**	

Other transactions with affiliated persons

In 2001 the Company granted a subordinate loan in the amount of USD1 000 000 to OJSC "Lipetskcombank" for the term of 5 years. The loan interest is 8% per annum. Profit gained since the agreement came into force amounts to 10 444 thousand rubles including 2 266 thousand rubles in 2005.

In 2003 agency contract on dividend pay-off was concluded with OJSC "Lipetskcombank". Since the contract came into force, 271 891 thousand rubles has been transferred to shareholders, including 129 610 thousand rubles in 2005. The balance of funds transferred by the Company for dividend pay-off under this contract amounted to 45 185 thousand rubles as of 31.12.2005.

In 2005 the bank's commission was 771 thousand rubles, in 2004 - 555 thousand rubles.

The Company concludes contracts with LLC "Lipetsk insurance agency "Chance" for collective voluntary medical insurance, insurance of civil liability, overland transport, property, aircraft, as well as the Company's employees serving in the RF Army.

thousand rubles

Insurance	Insurance premium		Insurance compensation	
	2004	2005	2004	2005
Voluntary medical insurance	57 835	57 831	56 339	48 651
Voluntary civil liability insurance	12	14	-	-
Compulsory civil liability insurance	4 845	4 658	34	351
Voluntary overland transport insurance	13 153	2 322	1 540	1 000
Voluntary property insurance	27 116	121 021	1 025	-
Aircraft insurance	56	357	-	-
Insurance of RF Army recruits	26	25	-	-
Total	**103 043**	**186 228**	**58 938**	**50 002**

Share of sales to affiliated persons in the Company's sales for 2004


0,96 %
99,04 %
Продажи аффилированным лицам
Sales to other contractors

Share of sales to affiliated persons in the Company's sales for 2005г.


0,44 %
99,56 %
Продажи аффилированным лицам
Sales to other contractors

Share of purchases from affiliated persons in the Company's purchases for 2004.


36,03 %
63,97 %
Purchases from affiliated persons
Purchases from other contractors

Share of purchases from affiliated persons in the Company's purchases for 2005.


41,89%
58,11 %
Purchases from affiliated persons
Purchases from other contractors

3. 19. 2 Transactions in progress as of the reporting year end

thousand rubles

Affiliated person	Accounts receivable		Accounts payable	
	31.12.2004*	31.12.2005	31.12.2004 *	31.12.2005
OJSC "Kombinat KMAruda"	1 290	-	171	2
LLC "Vimet"	9 239	10	621	1
LLC "Larmet"	1 705	-	85 664	3 529
LLC "NLMK Trade House"	50 883	239 122	642 803	875 068
OJSC "Stoilensky GOK"	-	11	189	9
LLC "Lipetsk insurance company "Chance"	5	2 940	-	6

LLC "Novolipetskoye"	46 585	34 292	977	933
LLC "Karamyshevskoye"	5	46	359	6
LLC "Steel"	5 175	-	178 738	12 592
OJSC "Dolomite"	310	-	47	8
OJSC "Lipetsky Gipromez"	-	517	9 752	9 691
OJSC "Stagdok"	143	148	563	60
OJSC "Lipetskcombank"	86	402	1 907	91
Holiday Hotel "Lipetsky Metallurg"	-	-	88	86
LLC "NTK"	214 564	213 708	25 854	13 654
LLC "Lipetsk municipal energy company"	731	10 291	950	1 350
LLC "Neptune"	-	14	-	2
LLC "RUMELKO"	-	1 978	-	-
LLC "Novolipetskaya insurance company"	-	11 572	-	-
LLC "Avto-KIM-2001"	-	-	-	55
Total for affiliate persons	**330 721**	**515 051**	**948 683**	**917 143**
Total for the Company	**13 650 115**	**19 927 958**	**7 908 754**	**7 793 345**

* *According to affiliated persons list as of 31.12.2005.*

Accounts receivable for 2005


2,58%
97,42%
Affiliated persons' debt
Other persons' debt

Accounts payable for 2005


11,77%
88,23%
Debt to affiliated persons
Debt to other creditors

Affiliated persons' liabilities to the Company and the Company's liabilities to affiliated persons in 2004 accounted for 2,42% and 12,00% of the total amount of accounts receivable and accounts payable respectively.

3. 19. 3 Remunerations to NLMK's Board of Directors and Management Board members

Conditions and procedure of remunerations payment and expenses refund to the Board members, related to fulfillment of their duties, is established by the Regulations on the Board of Directors members' remuneration approved by the Shareholders' Meeting.

Remunerations to the Management Board members are determined by the agreement concluded with the Management Board members in accordance with the Regulations on the Management Board members' remuneration approved by the Company's Board upon the presentation of the Personnel, Remunerations and Social Policy Committee.

thousand rubles

Description	2004	2005
Payments to the Board of Directors members	14 049	18 610
including: remunerations	*10 848*	*11 254*
author's royalty	*3 196*	*6 622*
other payments	*5*	*734*
Payments to the Management Board members	41 080	39 634

3. 20 PROVISIONAL FACTS OF THE COMPANY'S ECONOMIC ACTIVITY AND OTHER POTENTIAL LOSSES

The Company's management deems it necessary to disclose possible losses arising from events acknowledged to be provisional facts:

thousand rubles

Description	Possible losses
Estimated losses from assets retirement, total	229 338
including: : fixed assets not in use	*47 145*
Matyra water storage basin	*36 938*
construction in progress	*145 255*
Cases of deficiency and loss from valuables damage under investigation	16 462
Suspended trials	4 019
Customers' claims	68 086
Total	**317 905**

Apart from it, the Company has calculated evaluation reserves for financial investments depreciation, for decrease in inventories cost and for doubtful debts.

3. 21 EVENTS AFTER THE REPORTING DATE

Implementing the strategy aimed at expansion in the foreign market and development of vertical integration ща production facilities, the Company has concluded the following transactions for the purchase of shares of Russian and foreign companies.

NLMK has purchased 100% of shares of DanSteel A/S, the Danish steelmaking enterprise. The value of share holding is 2 993 380 thousand rubles.

NLMK has purchased 111 499 shares (43,37%) of OJSC "Kombinat KMAruda" at the price of 1 710 410 thousand rubles. As a result, the Company became the owner of 76,26% of this Company's shares.

NLMK has purchased 43 492 744 shares (4,4%) of OJSC "Altai-koks", the transaction value is 664 018 thousand rubles.

These transactions were financed at the expense of the Company's equity.

In January 2006 the Company concluded the sale of share holding of OJSC "Lebedinsky ore mining and processing enterprise" in the amount of 11,96% of its chartered capital (2 236 867 shares). The proceeds amounted to 11 307 880 thousand rubles.

In March 2006 the Company reached an agreement with a group of investors related to the purchase of 82% of shares of the coke plant OJSC "Altai-koks" and 100% of shares of the holding company Kuzbass Asset Holdings Limited, Gibraltar, owing 100% of shares of Prokopievskugol group of coal companies.

General Director of NLMK **V.P. Nastich**

Director, Accounting –
Chief Accountant **A.A. Sokolov**

AUDIT REPORT ON FINANCIAL STATEMENTS

for Novolipetsk Steel shareholders:

Auditor:

Closed joint-stock company "Price WaterhouseCoopers Audit"(CJSC PwC Audit)

State Registration Certificate No. 008.890 was issued by Moscow Registration Chamber on 28.02.92.

The Company was listed in Uniform State Register of legal persons for the legal person listed before July 1, 2002. The certificate No. 1027700148431 was issued on August 22, 2002 by interdistrict inspectorate of RF Ministry of Taxation No. 39 in Moscow.

The license for auditing No. E000376 was issued by RF Ministry of Finance on April 20, 2002. The license is valid till May 20, 2007.

Company being audited:

Open Joint Stock Company "Novolipetsk Steel"

2, pl. Metallurgov, Lipetsk 398040
Russian Federation

Certificate on state registration as joint stock company No. 5-Г was issued by Lipetsk Levoberezhny District Administration on January 28, 1993.

The Company was listed in Uniform State Register of legal persons for the legal person listed before July 1, 2000. The certificate No. 1024800823123 was issued on July 09, 2002 by Tsentralny District Inspectorate of RF Ministry of Taxation No. 39 in Lipetsk.

AUDIT REPORT ON FINANCIAL STATEMENTS

of Open Joint Stock Company "Novolipetsk Steel"
for Novolipetsk Steel shareholders:

1. We have audited the attached financial statements of Open Joint Stock Company "Novolipetsk Steel (January 1, 2005 through December 31, 2005).

The financial statements of NLMK include: Balance sheets; Income statements; Report on capital changes; Cash flow statement; Appendices to Balance Sheets and Income statements; Notes to the Financial Statements (hereinafter referred to altogether as Financial Statements).

NLMK Management prepared the financial statements under Russian Federation law on preparation of financial statements. Financial statements prepared under the stated law differs greatly from the statements prepared in line with International Standards for Financial statements.

2. Executive board of the Company is responsible for preparation and submission of financial statements. Our responsibility is to express our opinion on these financial statements authenticity in all material aspects and on their conformance to the Russian Law requirements based on our audits.

3. We conducted our audits in accordance with Federal Law "On auditing"; Federal standards on auditing; International Auditing standards as well as our internal standards.

An audit was planned and performed to obtain reasonable assurance about whether the financial statements were free of material misstatement. An audit includes examining, on a sample basis, study of evidence supporting the amounts and disclosures in the financial statements. An audit also included accessing the accounting principles used, rules for financial statements preparation; and significant estimates made by management, as well as evaluating the overall financial statements presentation.

We believe that audit performed is sufficient ground for expressing our opinion on reliability of financial statements and conformance of accounting with Russian Federation Law.

4. In our opinion the financial statements of the Company enclosed to this audit report reflect fairly in all material aspects the financial position of the Company as of December 31, 2005 and the results of its operations from January 1 to December 31, 2004 inclusive, according to the requirements of the Russian Law on preparation of Financial Statements.

March 31, 2006

Director of Open Joint-stock Company **Mark Okes -Voysey**

Auditor V.Y. Sokolov

(qualification certificate No. K 013014 in general auditing,
for an unlimited term)

APPENDIX to item 7.2. "Quarterly financial statements of the issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **March 31, 2006**	Date (year, month, date)	2006 / 03 / 31
Organization: OJSC **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity: Production of cold -rolled flats with and without protective coating	**under OKVED**	27,17
Organizational-legal form / property form: Open joint stock company / Joint federal and foreign property	**under OKOPF/OKFS**	47/31
Units: thousand rubles	**under OKEI**	0384

Address: **2, pl. Metallurgov, Lipetsk**

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	3 855	3 852
Fixed assets	120	22 547 324	22 879 401
Construction in progress	130	8 081 524	9 250 595
Long-term financial investments	140	25 631 107	31 045 279
Deferred tax assets	145	15 278	21 781
Advance payments granted for non-current assets	149	3 946 621	4 064 957
Other non-current assets	150	1 138 593	1 137 361
TOTAL for Section I	190	61 364 302	68 403 226
II. CURRENT ASSETS			
Inventories	210	15 199 227	14 533 568
inclusive: **raw materials and other similar valuables**	211	9 900 657	9 001 465
animals in breeding and feeding	212	1 384	1 462
expenses on work in progress (distribution costs)	213	4 029 247	4 012 393
finished products and goods for reselling	214	840 227	987 638
goods shipped	215	5 913	245 658
deferred expenses	216	333 043	194 896
other inventories and expenses	217	88 756	90 056
VAT for valuables acquired	220	2 387 494	2 639 337
Accounts payable (payments due for over 12 months from the balance date)	230	86 942	87 091
inclusive: **buyers and customers**	231	38 298	33 179
Accounts receivable (payments due within 12 months from the balance date)	240	15 894 395	15 058 846
inclusive: **buyers and customers**	241	11 058 518	10 021 426
Short-term financial investments	250	32 419 335	32 236 857
Cash assets	260	11 382 710	19 778 951
Other current assets	270	16 504	18 186
TOTAL for Section II	290	77 386 607	84 352 836
BALANCE (sum of lines 190 + 290)	300	138 750 909	152 756 062

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	5 993 227	5 993 227
Additional paid-in capital	420	4 358 869	4 356 992
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	119 095 970	134 151 661
inclusive: retained profit (retained loss) of previous years	471	119 095 970	119 095 970
retained profit (retained loss) of the reporting period	472	X	15 055 691
TOTAL for Section III	490	129 747 727	144 801 541
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	1 187 505	1 297 583
Other long-term liabilities	520	4 093	4 998
TOTAL for Section IV	590	1 191 598	1 302 581
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 715 782	6 569 894
inclusive: suppliers and contractors	621	2 532 997	1 963 454
debts to organization personnel	622	278 913	282 339
arrears to the state extra-budget funds	623	190 885	146 228
tax and due debt	624	1 032 781	806 068
other creditors	625	294 284	148 560
advance payments received	627	3 385 922	3 223 245
Debts to participants (founders) for revenues pay-off	630	73 470	62 265
Deferred income	640	22 332	19 781
TOTAL for Section V	690	7 811 584	6 651 940
BALANCE (sum of lines 490 + 590 + 690)	700	138 750 909	152 756 062

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	437 036	445 367
Inventories accepted for storage	920	8 237	6 704
Debt of insolvent debtors written off to loss	940	21 840	21 840
Security of liabilities and payments received	950	3 592 701	3 574 350
Depreciation of housing facilities	970	9 281	9 281
Materials accepted for reprocessing	981	9	75
Document sheets of strict reporting	982	1 036	814
Intangible assets received for usage	990	38 140	42 272

INCOME STATEMENT

	Codes
Form No. 2 under OKUD	0710002
Date (year, month, date)	2006 | 03 | 31
under OKPO	5757665
INN	4823006703
under OKVED	27,17
under OKOPF/OKFS	47/31
under OKEI	384

As of **the 1st quarter of 2006**
Organization: **OJSC Novolipetsk Steel**
ID of taxpayer
Activity: Production of cold -rolled flats with and without protective coating

Organizational-legal form / property form: Open joint stock company / Joint federal and foreign property

Units: thousand rubles

Index name	**Line code**	**For the reported period**	**For the similar period of the last year**
1	2	3	4
Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	27 930 471	33 400 802
including sales of ferrous metals	011	27 086 070	32 379 173
Sales cost of goods, products, works, and services	020	(16 194 896)	(17 527 372)
including ferrous metals sold	021	(15 664 850)	(16 953 205)
Gross profit	029	11 735 575	15 873 430
Commercial expenses	030	(752 719)	(513 842)
Administrative expenses	040	(544 606)	(361 624)
Sales income (loss) (lines	050	10 438 250	14 997 964
Other income and losses			
Interest receivable	060	448 460	358 076
Other operating income	090	27 928 935	15 458 182
Other operating expenses	100	(17 174 260)	(15 532 786)
Extra-sales income	120	977 381	539 437
Extra-sales expenses	130	(2 720 390)	(1 239 194)
Profit (loss) before taxation	**140**	**19 898 376**	**14 581 679**
Deferred tax assets	141	6 504	8 455
Deferred tax liabilities	142	(110 079)	(141 003)
Current profit tax	150	(4 740 987)	(3 395 628)
Net profit (loss) of the reporting period	**190**	**15 053 814**	**11 053 503**
FOR REFRENECE			
Permanent tax liabilities	200	68 952	28 573

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	Line code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	1 880	(19 902)	4 035	(2 972)
Profits (loss) of the previous years	220	5 255	(46 742)	4 549	(27 127)
Payment of damages caused by failure or undue fulfillment of liabilities	230	16	--	81	--
Exchange differences in currency operations	240	963 366	(2 527 536)	516 445	(1 104 829)

APPENDIX to item 7.4 "information about issuer's accounting policy"

Appendix № 1
to order No. 838 dd. 31.12.2004
(with amendments and additions made by order No. 874 dd. 30.12.2005)

PROVISION

on accounting policy for accounting

I. General

1.1. The present Provision has been developed according to the basic normative documents:
- Federal Law No. 129-ФЗ dd. 21.11.96 "Accounting " (in revision dd. 30.06.2003).
- RF Ministry of Finance Order No. 34-н dd. 29.07.98 "Approval of Provisions on accounting and financial statements in the Russian Federation ".
- RF Ministry of Finance Order No. 60н dd. 09.12.98 (in revision dd. 30.12.1999) "Approval of Provisions on accounting "Accounting policy of an enterprise" PBU 1/98.
- RF Ministry of Finance Order No. 167 dd. 20.12.94 "Approval of Provision on accounting. Accounting of agreements (contracts) on capital construction " PBU 2/94.
- RF Ministry of Finance Order No. 2н dd. 10.01.2000 "Approval of Provision on accounting " Accounting of assets and liabilities the value of which is denominated in foreign currency " PBU 3/2000.
- RF Ministry of Finance Order No43н dd. 06.07.99 "Approval of Provision on accounting. Financial Statements of an enterprise " PBU 4/99.
- RF Ministry of Finance Order No. 44н dd. 09.06.2001 "Approval of Provision on accounting "Inventory accounting" PBU 5/01.
- RF Ministry of Finance Order No. 26н dd. 30.03.2001 "Approval of Provision on accounting "Accounting of non-current assets" PBU 6/01.
- RF Ministry of Finance Order No. 56н dd. 25.11.1998 "Approval of Provision on accounting " Events after balance date" PBU 7/98.
- RF Ministry of Finance Order No. 96н dd. 28.11.2001 "Approval of Provision on accounting " Conditional facts of financial and economic activity " PBU 8/01.
- RF Ministry of Finance Order No. 32н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Income of an enterprise " PBU 9/99.
- RF Ministry of Finance Order No. 33н dd. 06.05.1999 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Expenses of an enterprise " PBU 10/99.
- RF Ministry of Finance Order No. 5н dd. 13.01.2000 (in revision dd. 30.03.2001) "Approval of Provision on accounting " Information on affiliated companies " PBU 11/2000.
- RF Ministry of Finance Order No. 11н dd. 27.01.2000 "Approval of Provision on accounting "Information on segments" PBU 12/2000.
- RF Ministry of Finance Order No. 92н dd. 16.10.2000 "Approval of Provision on accounting "Accounting of national assistance" PBU 13/2000.
- RF Ministry of Finance Order No. 91н dd. 16.10.2000 "Approval of Provision on accounting " Accounting of intangible assets" PBU 14/2000.
- RF Ministry of Finance Order No. 60н dd. 02.08.2001 "Approval of Provision on accounting " Accounting of loans and credits and expenses on their servicing" PBU 15/2001.
- RF Ministry of Finance Order No. 66N dd. 02.07.2002 "Approval of Provision on accounting" Information on closed activity" PBU 16/2002
- RF Ministry of Finance Order No. 115N dd. 19.11.2002 "Approval of Provision on accounting "Accounting of R&D expenses"" PBU 17/2002

- RF Ministry of Finance Order No. 114N dd. 19.11.2002 "Approval of Provision on accounting "Accounting of expenses on profit tax"" PBU 18/2002

- RF Ministry of Finance Order No. 126N dd. 10.12.2002 "Approval of Provision on accounting "Accounting of financial investments"" PBU 19/2002

- RF Ministry of Finance Order No. 105N dd. 24.11.2003 "Approval of Provision on accounting "Information on interest joint ventures "" PBU 20/2003

- RF Ministry of Finance Order No. 119N dd. 28.12.2001 "Approval of Methodical instructions on accounting of inventories"

- RF Ministry of Finance Order No. 91N dd. 13.10.2003 "Approval of Methodical instructions on accounting of non-current assets"

- RF Ministry of Finance Order No. 67н dd. 22.07.2003 "Forms of Financial Statements of an enterprise".

- RF Ministry of Finance Order No. 94н dd. 31.10.2000 (in revision of 07.05.2003) "Approval of Chart of accounts for financial and economic activity and instructions to it".

- RF Ministry of Finance Order No. 49 dd. 13.06.1995 "Approval of methodical directives on inventory of real estate, property and financial obligations ".

- RF Ministry of Finance Order No. 44n dd. 20.05.2003 "Approval of methodical directives on generation of financial statements during reorganization of an enterprise ".

- RF Ministry of Finance Order No. 15 dd. 17.02.1997 (in revision dd. 23.01.2001) "Reflection of operations under a leasing agreement in accounting ".

- RF Ministry of Finance Letter No. 160 dd. 30.12.1993 "Provision on accounting of long-term investments ".

- Methodical instructions on planning, accounting and calculating of production costs at steel-making companies approved by RF Committee on steel industry on 08.10.2004.

- Other normative documents applied in the field of accounting regulation.

1.2. According to Articles 6 and 7 of Law No. 129-ФЗ persons in charge are:

1.2.1. Director General of a Company – for organization of accounting and observance of legislation for financial and economic operations.

1.2.2. Chief Accountant of a Company – for development of accounting policy, maintaining of accounting, in-time presentation of complete and authentic financial statements.

1.2.3. Managers of a corresponding subdivision is in charge for organization of accounting in their subdivisions transferred to a separate balance, observance of legislation for financial and economic operations, in-time presentation of complete and authentic financial statements.

1.3. Accounting of the Company is maintained by Accounting Department arranged as a self-dependent subdivision headed by Director of Accounting – Chief Accountant.

1.4. Amount is recognized as significant for reflection of values in balance sheets and income statement of the Company if the ratio of it to total of corresponding values for the reporting year is not less than 5 percent.

1.5. Automated form of accounting is used in the Company.

1.6. Taking in account complex company's structure of organization and production, NLMK shall introduce additional subaccounts on its own by Order of Director for Accounting with adherence to basic methodological principles of accounting maintenance established by Chart of accounts in case of financial and economic operations, correspondence upon which is not provided for by typical Chart of Accounts.

2. Provision on accounting policy for accounting

2.1. Accounting of fixed assets

2.1.1. A part of real estate and property of value under RUR 10000 per unit with useful life of more than 12 months is accounted according to the order set forth in 2.5.9. of the present Provision, at that the data on balance of the stated real estate and property shall be shown in financial and statistics statements, Form No. 1 in line 120, Form No. 5 in line 370, Form No. 11 in line 01.

2.1.2. Special tools, devices and equipment shall be accounted in the order established for fixed assets accounting according to Provision on accounting "Fixed assets accounting" PBU 6/01.

2.1.3. Real estate and property taken into operation and actually used and being in process of state registration shall be included into non-current assets and depreciable groups starting from the moment of documented fact of documents filing for registration of the stated rights.

2.1.4. Historical cost of fixed assets is accounted in integral rubles. Differences resulting from rounding of actual costs on acquisition, installation or manufacture of non-current assets to integral rubles shall be accounted as operating income (expenses).

2.1.5. Travelling expenses over norms related to acquisition and manufacture of non-current assets are reflected in extra-sales expenses.

2.1.6. Historical cost of fixed assets, received upon contracts and agreements stipulating fulfillment of obligations (payment) by non-monetary means, is recognized as the price of valuables handed over or subject to be handed over established on the basis of the price which is taken by NLMK as the basic one for determination of a price for similar valuables in comparable circumstances.

Should it be impossible to define value of valuables handed over or subject to be handed over by the company, value of above mentioned fixed assets is defined on the assumptions of value of acquisition of similar fixed assets in comparable circumstances.

2.1.7. Value of fixed assets received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income during useful life at the rate of charged depreciation.

2.1.8. Fixed assets are amortized and depreciated by charging of depreciation by linear method on the assumptions of their book value and norms of depreciation, calculated on the basis of their useful life. Useful life of fixed assets is defined by Committees assigned by Orders of Managers of shops and subdivision according to Classification No. 1 approved by Provision of the RF Government dd. 01.01.2002.

2.1.9. For fixed assets acquired in 2001 relevant to group of fixed assets "Agricultural tractors "and "Agricultural Machinery and equipment" depreciation is charged by writing-off of value upon sum of years of useful life.

2.1.10. Charging of depreciation and amortization is suspended in case of preservation of fixed assets for over three months upon the decision made by Director General of the Company as well as during the period of recovery the duration of which exceeds 12 months.

2.1.11. To take into account operation on sales and other retirement of fixed assets a separate subaccount "Retirement of fixed assets" to account 01 "Fixed assets" is opened. Value of retired assets is reflected in debit of this subaccount, while amount of accumulated depreciation is shown in credit. The residual value of the object, revealed in this subaccount, shall be written-off to account 91 "Other income and expenses ".

2.1.12. Income and expenses related to retirement of fixed assets shall be reflected in accounting for the reporting period to which they relate and are accounted in income statement as operating income and expenses.

2.2. Accounting of intangible assets

2.2.1. Within intangible assets exclusive rights for results of intellectual activity being in compliance with Provision on accounting "Accounting of intangible assets" PBU 14/2000 are accounted.

2.2.2. Amortization and depreciation of intangible assets are charged by linear method of depreciation pro rata (on monthly basis) by carrying of historical cost to costs of production upon norms defined by NLMK itself on the assumption of their useful life.

2.2.3. Useful life of intangible fixed assets is calculated either on the assumption of term of patent, certificate or other limitation of intellectual property use according to the Russian Law or on the assumption of expected life of this object during which NLMK could gain profit (income), or on the assumption of products quantity or any other natural exponent of volume of work resulted from use of this object.

2.2.4. Norms of depreciation charges for intangibles fixed assets upon which it is impossible to define useful life are established in anticipation of twenty years (but not more than the period of company's activity).

2.2.5. Amortization and depreciation of intangible assets are reflected in accounting by

accumulation of corresponding sums on account 05 "Amortization and depreciation of intangible assets" in that reporting Period, during which they took place.

2.2.6. In case of payment of acquired intangible assets by non-monetary means their value is taken for accounting on the assumption of price of products (works, services), handed over or subject to handing over by the company.

In case it is impossible to define the value of valuables handed over or subject to be handed over by the company, the value of the above mentioned intangible assets shall be calculated on the assumption of the value upon which similar intangible assets are acquired in comparable circumstances.

2.3. Accounting of financial investments

2.3.1. Accounting of financial investments is to be performed according to Provisions on accounting "Financial investments accounting" PBU 19/02.

2.3.2. A unit of financial investments accounting is:

a share – in shares accounting;

a bond – in bond accounting;

a share – in shares to stockholders' equity;

series, number – in certificates of deposits accounting;

an agreement – in accounting of loans, deposits, cession contracts and society in participation.

2.3.3. Debenture securities, upon which the current market value is not defined, are not revaluated within the period of circulation in case of difference between the sum of actual expenses and par value.

2.3.4. Financial investments, upon which the current market value is defined in the set order, shall be reflected at the reporting year end upon their current market value. In case of listing availability at several stocks, quotation of Stock Exchange RTS is to be considered as priority.

2.3.5. Estimation of debenture securities and loans granted assessment upon their discounted value shall not be performed.

2.3.6. Formation of provisions for devaluation of financial investments upon which no market value is defined shall be performed as of December 31 of the reporting year involving signs of devaluation.

2.3.7. Securities (shares, bonds), upon which no current market value is defined, shall be evaluated during retirement upon average historical costs.

2.3.8. Securities (with exception of shares, bonds), investments to stockholders' capitals of others organizations, deposits under agreement of society in participation, loans granted to other organizations, deposits in credit institutions, accounts receivable formed on the basis of assignments, shall be evaluated upon acquisitions costs of each unit of accounting upon its retirement.

2.3.9. In case of assets transfer to charter capital of the Company by non-monetary funds, difference between money evaluation of assets being transferred defined by an independent appraiser or agreed by the parties and their residual value shall be reflected within other operating income (expenses).

2.3.10. In analytical accounting of state securities and securities of other organizations the following information shall be generated: Issuer's name, security name, number, series, par value, acquisition price, expenses related to securities acquisition, total number, acquisition date, selling date or any other retirement date, storage place.

2.3.11. Expenses related to acquisition of securities being less than five per cent of amount to be paid according to agreement to the Seller shall be recognized as other operating expenses.

2.3.12. Actual expenses on acquisition of financial investments shall be defined (increased or decreased) taking into account sum differences appearing before putting assets as financial investments on accounting.

2.3.13. Financial investments with maturity over a year and not being long-term investments at time of acquisition shall be accounted as short-term ones.

2.3.14. Interest income upon securities (bonds, deposit certificates, bills) is recognized at time of interest payment.

2.4. Accounting of investments into non-current assets

2.4.1. Accounting of non-current assets shall be performed according to Provisions on accounting "Accounting of agreements (contracts) on capital construction" PBU 2/94 and "Provision on accounting of long-term investments" approved by RF Ministry of Finance No. 160 dd. 30.12.1993 as well as by Provision on accounting "R&D expenses accounting" PBU 17/02.

2.4.2. Settlements between NLMK (Builder) and Contractor are performed on monthly basis according to agreement on construction and Certificate on value of works done (Form No. KC-3) prepared on the basis of Report on works done (Form KC-2) after step-by-step acceptance by the Builder of works done. Information on value of works done contained in Forms KC-2 and KC-3 is considered as basis for reflection of expenses related to construction of non-current assets on account 08 "Investments into non-current assets".

2.4.3. Expenses related to R&D the results of which will be used in production process or for management needs of the Company shall be accounted on account 08 "Investments into non-current assets" and shall be written-off in amount of actual expenses to account 04 "Intangible assets" in the month in which the R&D works implementation report is approved.

2.4.4. The Company's expenses on R&D the results of which are used in production process or for management needs shall be accounted in account 04 "Intangible assets" separately and shall be written-off to expenses on common activity by linear method within three years starting from the first day of a month following the month in which the R&D results start to be used.

2.5. Accounting of inventories

2.5.1. Accounting of inventories acquired subject to payment is performed upon supplier's invoice price with adding of a part of actual costs related to inventory purchasing generated during the period of formation of their value till the moment of posting to a specific nomenclature number.

A unit of inventory accounting shall be a nomenclature number.

2.5.2. A part of actual expenses on acquisition of materials generated after formation of materials on the specific nomenclature number as well as sum differences shall be reflected (accounted) on account 16 "Deviations in inventory value".

2.5.3. Deviations accounted on account 16 "Deviations in inventory value" the specific weight of which does not exceed five per cent to invoice value shall be written-off in full on monthly basis to debit of accounts on which materials consumption is reflected pro rata value of purchased materials spent.

2.5.4. Value of inventories received gratis, inclusive of upon agreement of gift, shall be accounted as deferred income upon the market value with further attribution to financial performance as extra-sales income at the rate of costs attributed to production.

2.5.5. Actual value of inventories acquired under agreements which provide for payment by non-monetary means is calculated on the assumption of goods (valuables) value handed over or subject to be handed over by the company. The value of goods (valuables) handed over or subject to be handed over is defined on the assumption of the value upon which the company usually defined value of similar goods (valuables) in comparable circumstances.

2.5.6. Inventories arrived with no commercial invoices received yet from suppliers shall be debited from non-invoiced deliveries upon prices taken from contracts.

2.5.7. Inventories belonged to the company but being en route or handed over to a buyer in pledge shall be accounted upon evaluation, provided for in contract, with further adjustments of actual value.

2.5.8. While putting inventories into production or taking any other retirement, their evaluation shall be done upon an average price, which includes amount and value of inventories as of the reporting month beginning and all takings for the reporting month.

2.5.9. Property with value of not more than RUR 10000 for a unit with useful life of over 12 months as well as acquired books, brochures and other publications is accounted on account 10 "Materials" and written-off to costs of production as they are put into operations.

Analytical accounting of their movements is performed on off-balance account. To reflect real

estate and property that transferred from category of low value assets uniformed forms No. МБ-2, МБ-4, МБ-7, МБ-8 are applied.

2.5.10. Evaluation of in-house waste products and co-products is performed upon prices approved by Division of Economics and Finance.

2.5.11. Evaluation of coke breeze and coke nuts produced while screening of metallurgical grade coke in blast furnaces shall be done upon their actual production costs of the previous month.

2.5.12. Parts, nodes and other materials collected during disassembling (demounting) of repaired non-current assets, and suitable for further use as well as other materials are debited upon current market value in correspondence with account 91 "Other income".

2.5.13. Expenses on repair of parts, nodes, spares and other materials being in use shall be included into their value.

2.5.14. Travelling expenses over norms related to acquisition of materials are reflected in extra-sales expenses.

2.5.15. Value of containers received from suppliers and included into price of valuables shall be debited in correspondence with account 91 "Other income" upon price of possible use or sales in case of containers use or sales.

2.6. Accounting of goods

2.6.1. Goods for retail trade shall be evaluated upon selling (retailing) prices on account 42 "Mark up".

2.6.2. Accounting of expenses on provisions and transportation of goods from company's retailing warehouses to retail traders is performed within distribution costs on account 44 "Trade expenses".

Expenses on transportation shall be distributed between goods sold and goods balance as of the month end and shall be debited on account 90 "Sales".

2.6.3. A part of expenses for sale in OPC related to free of charge serving of milk and prophylactic nutrition to employees employed in positions with hazardous working conditions shall be included into production costs.

Sum of expenses shall be defined upon ratio which is calculated as quotient of dividing of total distribution costs by sum of retail and wholesale trade turnover (free of VAT and trade mark up) to be multiplied by value of milk and prophylactic nutrition served.

2.7. Accounting of costs of production and sales of products, works, services

2.7.1. Account 20 "Core production" is applied to account costs on production, where expenses of core and non-core production are accounted.

For calculation of costs of products (works, services) methods of calculation by production stand and by orders are applied.

2.7.2. The following expense items are established for accounting:

- *raw materials and main materials;*
- *purchased items, semi-finished products;*
- *wastes (including carbon monoxide);*
- *rejected products;*
- *additional products;*
- *auxiliary materials;*
- *auxiliary materials for technology;*
- *process fuel;*
- *energy cost for technology;*
- *remuneration of labour;*
- *repair of fixed assets;*
- *maintenance of fixed assets;*
- *amortization and depreciation of fixed assets;*

- expenses of intracompany transportation of cargoes;
- other expenses in a shop;
- expenses on preparation and mastering of processes;
- losses due to rejected products;
- co-products;
- construction in progress.

2.7.3. General expenses shall be recognized in full in costs of sales for the reporting period as expenses on common activity.

2.7.4. Deferred expenses irrespective of their type are subject to attribution to corresponding accounts on monthly basis by equal portions in amounts based on contracts or the Company's calculations within the time to which they refer.

2.7.5. Expenses on voluntary property and personal insurance shall be included into cost of goods sold in that reporting period in which payment was effected according to the contract. If insurance fee was paid as nonrecurring amount according to the insurance contract, expenses are recognized equally within the insurance contract validity time when they are concluded for over one reporting period.

2.7.6. Expenses related to transportation of material resources (inclusive of handling) in the territory of the Company by vehicles and personnel of the Company are subject to inclusion into production stage expenses of corresponding subdivision.

2.7.7. Actual expenses related to all repairs of production fixed assets (current, midterm, overhauls) are directly included into costs of products (works, services) upon their completion.

2.7.8. While calculating losses due to rejected products in case of negative yield in rolling, BOF shops, actual costs of products for the previous month are applied.

2.7.9. Losses due to rejected products revealed in rolling shops due to faults of BOF shops shall be attributed to BOF shops. Should rejected products be revealed on the first production stage, losses on rejection are calculated on the assumption of actual expenses on production stage for the previous month. Should rejected products be revealed at later production stages, losses on rejection are calculated upon actual production costs of the previous month less value of rejected products upon established prices. Calculation of losses due to rejected products shall be performed for each product mix of rejected products. For calculation of losses from rejected products in rolling shops packing value should be excluded.

2.7.10. Indirect expenses of main production shops are distributed according to specific character defined in industry-wise methodical recommendations on planning, accounting and calculation of production costs at steel-making companies.

2.7.11. Item "Labor remuneration in a shop" reflects labor remuneration of production personnel as well as expenses on labor remuneration of employees of servicing shops (shop repair personnel, etc.) and managers of a shop.

2.7.12. Expenses of labor remuneration of employees which couldn't be attributed to direct purpose should be distributed pro rata direct expenses on labor remuneration.

2.7.13. Amortization and depreciation of fixed assets of general application in rolling shops shall be distributed pro rata replacement value of main facilities at reporting period (year) beginning.

2.7.14. Items "Maintenance of non-current assets", "Other expenses in a shop", "Repair of non-current assets" for rolling shops, which cannot be attributed upon their direct assignment, shall be distributed pro rata wages and salaries attributed to a specific production facility.

2.7.15. Consumption of materials for manufacture of specific products in Cold Rolling Shop No. 5 shall be included into a separate item "Auxiliary materials".

2.7.16. Packing expenses in rolling shops shall be included into a separate line in item "Auxiliary materials".

As regards to product types packing expenses shall be distributed pro rata quantity of packed material.

2.7.17. Consumption of conservative oil in Cold Rolling Shop No. 4 shall be included into a separate item "Auxiliary materials for technology" and shall be attributed to a specific type of uncoated rolled products pro rata volumes of yield steel.

2.7.18. Consumption of lubricants for production of pickled steel in Hot Rolling Shop shall be

distributed pro rata yield volume at corresponding center of calculation.

2.7.19. Iron vitriol and iron oxide formed during pickling in rolling shops shall be debited out of expenses decrease under item "Auxiliary materials".

2.7.20. General shop expenses shall be distributed pro rata salaries attributed to direct assignment besides coke division, shop of autospares, pipes and steel items, shop of repair preparation, shop of protective coatings, power division, shop of metallurgical slag processing whose expenses shall be distributed pro rata salaries and amortization.

2.7.21. Expenses on production stage shall be distributed between types of products pro rata output transferred to weight or any other units taking into account labor intensiveness ratio.

2.7.22. Construction in progress as of the end of reporting period on each production stage shall be evaluated by average value, summed up from construction in progress value as of the reporting period beginning and production costs for the reporting period.

2.7.23. Construction in progress in case of order-wise method of calculation shall be evaluated upon actually incurred expenses.

2.7.24. Cost of structural products is formed on the assumption of actual expenses, inclusive of expenses related to registration of proprietary rights on real estate.

Expenses related to apartment sales shall be attributed to account 44 "Expenses on sales ".

2.7.25. In construction expenses related to content of object being constructed shall be distributed upon construction sites pro rata estimates of works done at those sites.

2.7.26. Travelling expenses over norms related to production and sales of products, fulfillment of works and rendering of services shall be reflected within extra-sales expenses.

2.7.27. Expenses related to sales are recognized in full in costs of goods sold within the reporting period as expenses on common activity. Analytical accounting of trading expenses shall be maintained separately of products shipped to the domestic market, foreign countries, CIS countries.

2.7.28. Semi-finished products are accounted on the basis of their actual production cost value for each kind of products.

Unit of semi-finished products accounting is a nomenclature number.

When putting semi-finished products in production they are evaluated on the basis of the average cost value which is calculated on the assumption of semi-finished products quantity and cost value as of the month beginning and the output in the reporting month.

2.8. Accounting of finished products (works, services)

2.8.1. Finished products are accounted upon actual production costs of each type of products. Finished export products are reflected separately in accounting.

2.8.2. Finished products shipped to customers and subdivisions of the company are accounted upon actual production costs which are defined for each type of products by multiplying quantity of products shipped by average costs of one ton (piece, etc.). Average costs are computed while dividing costs for specific type of product by quantity resulted correspondingly from production costs and residual quantity at the month beginning and output of products in the reporting month.

2.8.3. Production costs of products (works, services) the title for which transferred to buyers and the title for which did not transferred to buyers as of the end of reporting period shall be defined by direct calculation on the assumption of types of producs and their actual costs separately for products shipped to the domestic market and export.

2.9. Accounting of sales proceeds

2.9.1. Sales proceeds shall be defined upon date of title transfer for the products, results of works done, services rendered (on onerous basis) on the basis of submitted shipping documents to buyers (customers).

2.9.2. Income from giving assets, rights from patents for innovations, industrial models and other types of intellectual property into temporary use, from stake in charter capitals of other organizations, interest received for granting loans and other income on securities not related to

activity of the organization are related to operating income.

2.9.3. Translation of income expressed in foreign currency forming financial results from activity beyond the territory of the Russian Federation into rubles shall be done upon exchange rate of the RF Central Bank quoted on the corresponding date of operation in foreign currency.

2.10. Loans and Credit Facilities accounting

2.10.1. Amount of debt under loans or credit facilities received shall be accounted according to the terms and conditions of contract of debt or of credit in sum of actually received cash or in value terms of other funds provided for by agreement.

2.10.2. Transfer of long-term arrears of loans and credit facilities received into short-term is done in the moment when 365 days or less are left before repayment of loans and credit facilities principal under contract of debt or of credit.

2.10.3. Expenses on loans and credit facilities received shall be recognized as income of the period in which they took place amounting to payments due under concluded contracts.

2.10.4. Additional expenses related to making loans and credit facilities, issuing and placement of borrowings include expenses referred to:

- rendering of legal and consulting services to borrower;

- copying;

- payment of taxes and duties (in cases provided for the acting legislation);

- performance of technical appraisals;

- use of communications;

- other costs directly related to loans and credit facilities, placement of borrowings.

Extra expenses related to loans and credit facilities receipt, placement of borrowings, shall be included in reporting period in which they incurred.

2.10.5. Discount on drawn bills and placed bonds is reflected within operating expenses without preliminary accounting on account "Deferred expenses ".

2.10.6. Interest on loans granted is charged according to the procedure established in contract of debt.

2.11. Provisions for doubtful debt

2.11.1. Provisions on doubtful debts upon settlements with other organizations are charged every year on the basis of results of account receivable inventory with attribution of provisions onto operating expenses. Amount of provision shall be calculated separately upon each doubtful debt depending on financial position of debtor and evaluation of probability of debt repayment fully or partially.

2.11.2. During repayment of doubtful debt by debtor the provision formed shall be attributed to operating income.

2.11.3. Non-used amount of the provision shall be reconsidered annually and in case of necessity be carried forward.

Director, Accounting - Chief Accountant **Sokolov A.A.**

RECEIVED
2005 AUG 22 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFFILIATED PARTIES LIST

The Novolipetsk Iron and Steel Corporation

(Issuer's code: 00102-A)

as of 31.12.2004

The Directed General

Nastich Vladimir Petrovich

seal:

Affiliated parties list

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Bagrin Name: Oleg Patronymic name: Vladimirovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Gagarin Name: Nikolay Patronymic name:Alexeyevich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Gindin Name: Dmitriy Patronymic name:Aronovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Kiselev Name: Oleg Patronymic name:Vladimirovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Lisin Name: Vladimir Patronymic name: Sergeyevich Place of residence: Russia, Lipetsk Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Sagalov Name: Mikhail Patronymic name:Mironovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Skorohodov Name: Vladimir Patronymic name:Nikolayevich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Fedorov Name: Vyacheslav Patronymic name:Petrovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Fedorov Name: Igor Patronymic name: Petrovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—

Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.0017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00022%
Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground:25.06.2004	0.00018%
Surname: Rakitin Name: Sergey Patronymic name: Alexandrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—

Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED*** Location: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Postal Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Party is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Company's equity.** The effective date of the ground: ***31.12.2004***	—
Name: Limited Liability Company "Auto Kim-2001" Location: Russia, 121087, Moscow, Bagrationovsky projezd, 7 Postal Address: Russia, 121087, Moscow, Bagrationovsky projezd, 7 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***24.01.2002***	
Name: Limited Liability Company "Investment Company" LKB-Finance" Location: Russia, 398600, Lipetsk, st.Internatsionalnaya,8 Postal Address: Russia, 398600, Lipetsk, st.Internatsionalnaya,8 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***20.11.2002***	

Name: Limited Liability Company "Karavella" Location: Russia, Krasnodarsky region,352800, Tuapse, Morskoy Bulvar, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, Morskoy Bulvar, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: Limited Liability Company "Nafta(T)" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: Limited Liability Company "Novolipetsk Insurauce Company" Location: Russia, 398059, Lipetsk, st.Nedelina, 30 Postal Address: Russia, 398059, Lipetsk, st.Nedelina, 30 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***27.11.2000***	
Name: Limited Liability Company "Insurance Medial Company"Argo-Chance" Location: Russia, 398001, Lipetsk, st.Sovetskaya, 7 Postal Address: Russia, 398001, Lipetsk, st.Sovetskaya, 7 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***25.06.1999***	
Name: The Public Corporation "Tuapsinskiy sudoremontny zavod" Location: Russia, Krasnodarsky region,352800, Tuapse, Maxim Gorky, 11 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 11 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: The Public Corporation "Tuapsegrazhdanstroy" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Gagarina, 12 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Gagarina, 12 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	

Name: The Branch Establishment "Pansionat" Novolipetsk Metallurgist" of "Novolipetsk Iron and Steel Corporation" Location: 334886, the Ukraine, Autonomous republic Krym, Sudak, v.Morskoye, lane Chekhova,25 Postal Address: 334886, the Ukraine, Autonomous republic Krym, Sudak, v.Morskoye, lane Chekhova,25 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***06.08.1996***	
Name: Limited Liability Company "Vimet" Location: Russia, 398005, Lipetsk, a.Mira, 35a Postal Address: Russia, 398005, Lipetsk, a.Mira, 35a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.02.2002***	
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Limited Liability Company "Karamyshevskoye" Location: Russia, 399077, Lipetsk region, Gryazinsky district, v.Karamyshevo Postal Address: Russia, 398040, 399077, Lipetsk region, Gryazinskiy district, v.Karamyshevo Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***30.12.2002***	
Name: Limited Liability Company "Larmet" Location: Russia, 121165, Moscow, st.Studencheskaya, 44/28 Postal Address: Russia, 121165, Moscow, st.Studencheskaya, 44/28 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***24.01.2002***	
Name: Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company" Location: Russia, 398001, Lipetsk, sq.Petra Velikogo, 4a Postal Address: Russia, 398001, Lipetsk, sq.Petra Velikogo, 4a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***21.05.2004***	

Name: Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans " Location: Russia, 398059, Lipetsk, st.Nedelina, 30 Postal Address: Russia, 398059, Lipetsk, st.Nedelina, 30 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***19.12.1997***	
Name: Limited Liability Company "Nezavisimaya Transportnaya Kompaniya " Location: Russia, 119991,Moscow, Leninsky prospect, 32a Postal Address: Russia, 119991,Moscow, Leninsky prospect, 32a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Limited Liability Company "Neptun " Location: Russia, 398005, Lipetsk, st.Adm. Makarova, 1"v", office №35 Postal Address: Russia, 398005, Lipetsk, st.Adm. Makarova, 1"v", office №35 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***23.03.2004***	
Name: Limited Liability Company "Novolipetskoye " Location: Russia, 398052, Lipetsk region, Lipetsk distict, v.Tushevka Postal Address: Russia, 398052, Lipetsk region, Lipetsk distict, v.Tushevka Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***17.07.2002***	
Name: Limited Liability Company "Stal" Location: Russia, 152620, Uglich, Yaroslav region, st.Lenina, 1 Postal Address: Russia, 152620, Uglich, Yaroslav region, st.Lenina, 1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***15.07.1998***	
Name: Limited Liability Company "Torgoviy Dom NLMK" Location: Russia, 109240,Moscow, Kotelnicheskaya quay, 1/15 building "B" Postal Address: Russia, 109240,Moscow, Kotelnicheskaya quay, 1/15 building "B" Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***02.07.2004***	
Name: Joint-Stock Company "Dolomit " Location: Russia, 399854, Lipetsk region, Dankov, st.Sverdlova,1 Postal Address: Russia, 399854, Lipetsk region, Dankov, st.Sverdlova,1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***23.07.1999***	

Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000*** Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Joint-Stock Company "Lipetsky Gipromez " Location: Russia, 398600, Lipetsk, st.Kalinina, 1 Postal Address: Russia, 398600, Lipetsk, st.Kalinina, 1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***28.12.1995***	
Name: Joint-Stock Company "Severnaya Neftegazovaya Kompaniya" Location: Russia, 105082, Moscow, sq.Spartakovskaya, 14/1 Postal Address: Russia, 105082, Moscow, sq.Spartakovskaya, 14/1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***16.09.2004***	
Name: Joint-Stock Company "Stoylensky Gornoobogatitelny Kombinat " Location: Russia, 309530, Belgorod region, Stariy Oskol Postal Address: Russia, 309530, Belgorod region, Stariy Oskol Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***05.05.2004***	
Name: Joint-Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya " Location: Russia, 398008, Lipetsk, st.Gaydara, 4 Postal Address: Russia, 398008, Lipetsk, st.Gaydara, 4 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***14.04.2000***	
Name: Joint-Stock Company "Tuapsinsky morskoy torgoviy port" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, Morskoy b., 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	

Name: Joint-Stock Company bank of social development and construction "Lipetskcombank " Location: Russia, 398600, Lipetsk, st.Internatsionalnaya, 8 Postal Address: Russia, 398600, Lipetsk, st.Internatsionalnaya, 8 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***07.06.2000***	

Information of Affiliated Parties List's changes in the reported quarter:

1)Change date:05.11.2004

Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***06.01.2004***	

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition of the Branch Establishment's share in the Limited Liability Company's equity "Vtormetsnab NLMK"

2) Change date: 05.11.2004
Before Change Information: the Company was entitled to handle less than 20 % of the total vote cast which account for the shares making up Limited Liability Company's equity "Nezavisimaya Transportnaya Kompaniya "

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Nezavisimaya Transportnaya Kompaniya " Location: Russia, 119991,Moscow, Leninsky prospect, 32a Postal Address: Russia, 119991,Moscow, Leninsky prospect, 32a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition of the Branch Establishment's share in the Limited Liability Company's equity "Nezavisimaya Transportnaya Kompaniya"

3) Change date:05.11.2004
Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000***	

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000*** Ground: **the Company is entitled to handle more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition more than 20% of shares making up Joint-Stock Company "Kombinat KM Aruda " equity

4) Change date: 24.12.2004
Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.09.2001	0.00017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00022%
Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 14.02.2001	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.02.2002	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.02.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.04.2002 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground: 25.06.2004	0.00018%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.04.2002	—

Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 14.02.2001	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.02.2003	—
Surname: Frantsenuk Name: Ivan Patronymic name: Vasilievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.05143%
Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.02.2002	0.00017%

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.0017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00022%

Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground: 25.06.2004	0.00018%
Surname: Rakitin Name: Sergey Patronymic name: Alexandrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—

Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%

The content of the stated change: the changes related to the Management structure and Staff approval at the Board meeting as well as due to the change of the common stock interest belonging to a member of the Board Anisimov Igor Nikolayevich.

5) Change date: 24.01.2005

Before Change Information: Information was absent.

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED*** Location: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Postal Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Party is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Company's equity.** The effective date of the ground: ***31.12.2004***	—

The content of the stated change: the changes were made due to the received official inquiry answer.

6) Change date: 31.01.2005

Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Close Corporation "Stalkonverst " Location: Russia, 121019,Moscow, st.Gritsevetskaya, 8/12, building 4, r.Government Postal Address: Russia, 109428,Moscow, mail-box 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***20.12.1995***	
Name: Joint-Stock Company with foreign investments "Avron " Location: Russia, 113054, Moscow, st.Dubininskaya, 11/17 Postal Address: No information Ground: **the Company is entitled to handle more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: 10.04.1995	

After Change Information: Close Corporation "Stalkonverst " and Joint-Stock Company with foreign investments "Avron " are excluded from the Company's Affiliated Parties List due to the foundations stoppage in accordance with the Russian Federation's legislation.

The content of the stated change: The Company's financial investments into Close Corporation "Stalkonverst " and Joint-Stock Company "Avron " are copied according to the inventory results of the Company's financial investments.

LIST OF ASSOCIATES

Novolipetsk Iron & Steel Corporation
(Issuer code: 00102-A)

as of 31.03.2005

Director General
Vladimir P. Nastich

М.П.

List of Associates

Associate	Associate's share of the Company's common stock
Name: ***Oleg V. Bagrin*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Nikolay A. Gagarin*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Dmitry A. Gindin*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Oleg V. Kiselev*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Vladimir S. Lisin*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Mikhail M. Sagalov*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Vladimir N. Skorokhodov*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Vyacheslav P. Feodorov*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Igor P. Feodorov*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Board (supervisory board)*** Date of grounds commencement: ***25.06.2004***	-
Name: ***Galina A. Aglyamova*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00017%***
Name: ***Igor N. Anisimov*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.0017%***
Name: ***Pavel V. Gorodilov*** Place of abode: ***Lipetsk, Russia***	***0.00022%***

Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	
Name: ***Anatoly N. Koryshev*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	-
Name: ***Alexander I. Kravchenko*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00018%***
Name: ***Valery A. Mamyshev*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00017%***
Name: ***Sergey P. Melnik*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	-
Name: ***Vladimir P. Nastich*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004*** Grounds: ***The Company's single executive*** Date of grounds commencement: ***25.06.2004***	***0.00018%***
Name: ***Sergey A. Rakitin*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00017%***
Name: ***Vladislav A. Smirnov*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	-
Name: ***Alexander A. Sokolov*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00017%***
Name: ***Valery F. Sukhanov*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00018%***
Name: ***Vladimir A. Tretyakov*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	-
Name: ***Sergey V. Chelyadin*** Place of abode: ***Lipetsk, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	-
Name: ***Pavel P. Chernov*** Place of abode: ***Moscow, Russia*** Grounds: ***A member of the Company's Management board*** Date of grounds commencement: ***23.12.2004***	***0.00017%***

Name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED*** Place of performance: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Mailing address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to control over 50% of total votes for shares being the Company's charter capital*** Date of grounds commencement: ***31.12.2004***	-
Name: ***SILENER MANAGEMENT LIMITED*** Place of performance: ***20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus*** Mailing address: ***20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***18.98%***
Name: ***ULTIMEX TRADING LIMITED*** Place of performance: ***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*** Mailing address: ***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***18.15%***
Name: ***VEFT ENTERPRISES LIMITED*** Place of performance: ***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*** Mailing address: ***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***16.31%***
Name: ***CASTELLA INVESTMENTS LIMITED*** Place of performance: ***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*** Mailing address: ***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***15.94%***

Name: *MEROBEL INVESTMENTS LIMITED* Place of performance: ***1066 20 Vas. Fridericis Street, El Greco House, 1st floor, office 104, Nicosia, Cyprus*** Mailing address: ***1066 20 Vas. Fridericis Street, El Greco House, 1st floor , office 104, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	*14.70%*
Name: ***AutoKIM-2001*** Place of performance: ***bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*** Mailing address: ***bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***24.01.2002***	-
Name: ***Investment company "LKB-Finance"*** Place of performance: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia*** Mailing address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***20.11.2002***	-
Name: ***OOO Karavella*** Place of performance: ***2, ul. Morskoy bulvar, Tuapse, Krasnodarsky krai 352800 Russia*** Mailing address: ***2, ul. Morskoy bulvar, Tuapse, Krasnodarsky krai 352800 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***11.06.2004***	-
Name: ***OOO Nafta (T)*** Place of performance: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*** Mailing address: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***11.06.2004***	-
Name: ***OOO Novolipetsk Insurance Company*** Place of performance: ***30, ul. Nedelina, Lipetsk 398059 Russia*** Mailing address: ***30, ul. Nedelina, Lipetsk 398059 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***27.11.2000***	-

Name: ***OOO Insuarance medical company "Argo-Chance "*** Place of performance: ***7, ul. Sovetskaya, Lipetsk 398001 Russia*** Mailing address: ***7, ul. Sovetskaya, Lipetsk 398001 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***25.06.1999***	-
Name: ***OOO Private Guard Company "VV-Defence "*** Place of performance: ***Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*** Mailing address: ***Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***31.03.2005***	-
Name: ***OOO Tuapse Shipyard*** Place of performance: ***11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*** Mailing address: ***11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Joint stock company has the right to indirectly control over 50% of total votes for shares being the Company's charter capital*** Date of grounds commencement: ***11.06.2004***	-
Name: ***JSC Tuapsegrazhdanstroy*** Place of performance: ***12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*** Mailing address: ***12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Joint stock company has the right to indirectly control over 50% of total votes for shares being the Company's charter capital*** Date of grounds commencement: ***11.06.2004***	-
Name: ***NLMK's Subsidiary "Novolipetsk steel-maker Guesthouse"*** Place of performance: ***25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*** Mailing address: ***25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***06.08.1996***	-
Name: ***OOO Vimet*** Place of performance: ***35a, pr. Mira, Lipetsk 398005 Russia*** Mailing address: ***35a, pr. Mira, Lipetsk 398005 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***04.02.2002***	-

Name: *OOO Vtormetsnab NLMK"* Place of performance: *2, pl. Metallurgov, Lipetsk 398040 Russia* Mailing address: *2, pl. Metallurgov, Lipetsk 398040 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *04.11.2004*	-
Name: *OOO Karamyshevskoe* Place of performance: *village Karamyshevo, Gryazy area, Lipetsk region 399077 Russia* Mailing address: *village Karamyshevo, Gryazy area, Lipetsk region 399077 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *30.12.2002*	-
Name: *OOO Larmet* Place of performance: *44/28, ul. Studencheskaya, Moscow 121165 Russia* Mailing address: *44/28, ul. Studencheskaya, Moscow 121165 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *24.01.2002*	-
Name: *OOO Lipetsk City Energy Company* Place of performance: *4a, Peter the Great sq., Lipetsk 398001 Russia* Mailing address: *4a, Peter the Great sq., Lipetsk 398001 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *21.05.2004*	-
Name: *OOO "Lipetsk Insurance company "Chance"* Place of performance: *30, ul. Nedelina, Lipetsk 398059 Russia* Mailing address: *30, ul. Nedelina, Lipetsk 398059 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *19.12.1997*	-
Name: *OOO "Independent transport company "* Place of performance: *32A, Leninsky prospect, Moscow 119991 Russia* Mailing address: *32A, Leninsky prospect, Moscow 119991 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *04.11.2004*	-
Name: *OOO "Neptune"* Place of performance: *Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia* Mailing address: *Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *23.03.2004*	-
Name: *OOO "Novolipetskoe"* Place of performance: *village Tuishevka, Lipetsk area, Lipetsk region 398052 Russia* Mailing address: *village Tuishevka, Lipetsk area, Lipetsk region 398052 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *17.07.2002*	-

Name: ***OOO "Stal"*** Place of performance: ***1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*** Mailing address: ***1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***15.07.1998***	-
Name: ***OOO "Trading House NLMK "*** Place of performance: ***bldg. Б, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*** Mailing address: ***bldg. Б, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital***	-
Name: ***JSC "Dolomit"*** Place of performance: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*** Mailing address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***23.07.1999***	-
Name: ***JSC "Combinat KMA-ruda "*** Place of performance: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Mailing address: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***04.11.2004***	-
Name: ***JSC "Lipetsk Gipromez "*** Place of performance: ***1, ul. Kalinina, Lipetsk 398600 Russia*** Mailing address: ***1, ul. Kalinina, Lipetsk 398600 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***28.12.1995***	-
Name: ***JSC "Severnaya Neftegazovaya Company "*** Place of performance: ***bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*** Mailing address: ***bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***16.09.2004***	-
Name: ***JSC "Stoilensk GOK "*** Place of performance: ***Stary Oskol, Belgorod region 309530 Russia*** Mailing address: ***Stary Oskol, Belgorod region 309530 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***05.05.2004***	-
Name: ***JSC "Studenovskaya mining company "*** Place of performance: ***4, ul. Gaidara, Lipetsk 398008 Russia*** Mailing address: ***4, ul. Gaidara, Lipetsk 398008 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***14.04.2000***	-

Name: *JSC "Tuapse sea trading port "* Place of performance: *2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia* Mailing address: *2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *11.06.2004*	-
Name: *JSC Bank of social development and construction "Lipetskcombank"* Place of performance: *8, ul. Internatsionalnaya, Lipetsk 398600 Russia* Mailing address: *8, ul. Internatsionalnaya, Lipetsk 398600 Russia* Grounds: *Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital* Date of grounds commencement: *07.06.2000*	-

Information on changes taken place in the List of Associates in the reporting quarter:

1). Date of change: *28.04.2005 г.*

Information before change: *No information.*

Information after change:

Associate	Associate's share of the Company's common stock
Name: *SILENER MANAGEMENT LIMITED* Place of performance: *20 Gregoriu Abksentiu street, Aios Dometios, Nicosia, Cyprus* Mailing address: *20 Gregoriu Abksentiu street, Aios Dometios, Nicosia, Cyprus* Grounds: *Associate belongs to the same group as the Company* Reason for associate to belong to the same group as the Company: *Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates* Date of grounds commencement: *31.03.2005*	*18.98%*

Name: *ULTIMEX TRADING LIMITED* Place of performance: ***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*** Mailing address: ***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***18.15%***
Name: *VEFT ENTERPRISES LIMITED* Place of performance: ***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*** Mailing address: ***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***16.31%***
Name: *CASTELLA INVESTMENTS LIMITED* Place of performance: ***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*** Mailing address: ***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***15.94%***
Name: *MEROBEL INVESTMENTS LIMITED* Place of performance: ***1066 20 Vas. Fridericis Street, El Greco House, 1st floor, office 104, Nicosia, Cyprus*** Mailing address: ***1066 20 Vas. Fridericis Street, El Greco House, 1st floor , office 104, Nicosia, Cyprus*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with other associates*** Date of grounds commencement: ***31.03.2005***	***14.70%***

Content of change: ***Changes were entered on the grounds of official answers to requests.***

2). Date of change: ***05.05.2005.***

Information before change: ***No information.***

Information after change:

Associate	Associate's share of the Company's common stock

Name: *OOO Private Guard Company "VV-Defence "* Place of performance: ***Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*** Mailing address: ***Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Associate has the right to indirectly control over 50% of total votes for share fractions being the Company's charter capital*** Date of grounds commencement: ***31.03.2005***	-

Content of change: ***Changes were entered on the grounds of official answer to request***

3). Date of change: ***11.05.2005.***

Information before change:

Associate	Associate's share of the Company's common stock
Name: ***JSC "Combinat KMA-ruda "*** Place of performance: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Mailing address: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Grounds: ***Associate belongs to the same group as the Company*** Reason for associate to belong to the same group as the Company: ***Joint stock company has the right to indirectly control over 50% of total votes for shares being the Company's charter capital together with its subsidiary*** Date of grounds commencement: ***29.05.2000*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***04.11.2004***	-

Information after change:

Associate	Associate's share of the Company's common stock
Name: ***JSC "Combinat KMA-ruda "*** Place of performance: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Mailing address: ***2, ul. Artema, Gubkin, Belgorod region 309182 Russia*** Grounds: ***Joint stock company has the right to control over 20% of total votes for shares (deposits, fractions) being the Company's charter capital*** Date of grounds commencement: ***04.11.2004***	-

Content of change: ***Changes were entered on the grounds of official answer to request***

AFFILIATED PARTIES LIST

The Novolipetsk Iron and Steel Corporation

(Issuer's code: 00102-A)

as of 31.12.2004

The Directed General

Nastich Vladimir Petrovich

seal:

Affiliated parties list

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Bagrin Name: Oleg Patronymic name: Vladimirovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Gagarin Name: Nikolay Patronymic name:Alexeyevich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Gindin Name: Dmitriy Patronymic name:Aronovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Kiselev Name: Oleg Patronymic name:Vladimirovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Lisin Name: Vladimir Patronymic name: Sergeyevich Place of residence: Russia, Lipetsk Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Sagalov Name: Mikhail Patronymic name:Mironovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Skorohodov Name: Vladimir Patronymic name:Nikolayevich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Fedorov Name: Vyacheslav Patronymic name:Petrovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—
Surname: Fedorov Name: Igor Patronymic name: Petrovich Place of residence: Russia, Moscow Ground: the Party is a Member of the Board (Supervisory Board) of the Company The effective date of the ground:25.06.2004	—

Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.0017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00022%
Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground:25.06.2004	0.00018%
Surname: Rakitin Name: Sergey Patronymic name: Alexandrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—

Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED*** Location: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Postal Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Party is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Company's equity.** The effective date of the ground: ***31.12.2004***	—
Name: Limited Liability Company "Auto Kim-2001" Location: Russia, 121087, Moscow, Bagrationovsky projezd, 7 Postal Address: Russia, 121087, Moscow, Bagrationovsky projezd, 7 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***24.01.2002***	
Name: Limited Liability Company "Investment Company" LKB-Finance" Location: Russia, 398600, Lipetsk, st.Internatsionalnaya,8 Postal Address: Russia, 398600, Lipetsk, st.Internatsionalnaya,8 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***20.11.2002***	

Name: Limited Liability Company "Karavella" Location: Russia, Krasnodarsky region,352800, Tuapse, Morskoy Bulvar, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, Morskoy Bulvar, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: Limited Liability Company "Nafta(T)" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: Limited Liability Company "Novolipetsk Insurauce Company" Location: Russia, 398059, Lipetsk, st.Nedelina, 30 Postal Address: Russia, 398059, Lipetsk, st.Nedelina, 30 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***27.11.2000***	
Name: Limited Liability Company "Insurance Medial Company"Argo-Chance" Location: Russia, 398001, Lipetsk, st.Sovetskaya, 7 Postal Address: Russia, 398001, Lipetsk, st.Sovetskaya, 7 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***25.06.1999***	
Name: The Public Corporation "Tuapsinskiy sudoremontny zavod" Location: Russia, Krasnodarsky region,352800, Tuapse, Maxim Gorky, 11 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 11 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	
Name: The Public Corporation "Tuapsegrazhdanstroy" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Gagarina, 12 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, st.Gagarina, 12 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	

Name: The Branch Establishment "Pansionat" Novolipetsk Metallurgist" of "Novolipetsk Iron and Steel Corporation" Location: 334886, the Ukraine, Autonomous republic Krym, Sudak, v.Morskoye, lane Chekhova,25 Postal Address: 334886, the Ukraine, Autonomous republic Krym, Sudak, v.Morskoye, lane Chekhova,25 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***06.08.1996***	
Name: Limited Liability Company "Vimet" Location: Russia, 398005, Lipetsk, a.Mira, 35a Postal Address: Russia, 398005, Lipetsk, a.Mira, 35a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.02.2002***	
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Limited Liability Company "Karamyshevskoye" Location: Russia, 399077, Lipetsk region, Gryazinsky district, v.Karamyshevo Postal Address: Russia, 398040, 399077, Lipetsk region, Gryazinskiy district, v.Karamyshevo Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***30.12.2002***	
Name: Limited Liability Company "Larmet" Location: Russia, 121165, Moscow, st.Studencheskaya, 44/28 Postal Address: Russia, 121165, Moscow, st.Studencheskaya, 44/28 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***24.01.2002***	
Name: Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company" Location: Russia, 398001, Lipetsk, sq.Petra Velikogo, 4a Postal Address: Russia, 398001, Lipetsk, sq.Petra Velikogo, 4a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***21.05.2004***	

Name: Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans " Location: Russia, 398059, Lipetsk, st.Nedelina, 30 Postal Address: Russia, 398059, Lipetsk, st.Nedelina, 30 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***19.12.1997***	
Name: Limited Liability Company "Nezavisimaya Transportnaya Kompaniya " Location: Russia, 119991,Moscow, Leninsky prospect, 32a Postal Address: Russia, 119991,Moscow, Leninsky prospect, 32a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Limited Liability Company "Neptun " Location: Russia, 398005, Lipetsk, st.Adm. Makarova, 1"v", office №35 Postal Address: Russia, 398005, Lipetsk, st.Adm. Makarova, 1"v", office №35 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***23.03.2004***	
Name: Limited Liability Company "Novolipetskoye " Location: Russia, 398052, Lipetsk region, Lipetsk distict, v.Tushevka Postal Address: Russia, 398052, Lipetsk region, Lipetsk distict, v.Tushevka Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***17.07.2002***	
Name: Limited Liability Company "Stal" Location: Russia, 152620, Uglich, Yaroslav region, st.Lenina, 1 Postal Address: Russia, 152620, Uglich, Yaroslav region, st.Lenina, 1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***15.07.1998***	
Name: Limited Liability Company "Torgoviy Dom NLMK" Location: Russia, 109240,Moscow, Kotelnicheskaya quay, 1/15 building "B" Postal Address: Russia, 109240,Moscow, Kotelnicheskaya quay, 1/15 building "B" Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***02.07.2004***	
Name: Joint-Stock Company "Dolomit " Location: Russia, 399854, Lipetsk region, Dankov, st.Sverdlova,1 Postal Address: Russia, 399854, Lipetsk region, Dankov, st.Sverdlova,1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***23.07.1999***	

Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000*** Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	
Name: Joint-Stock Company "Lipetsky Gipromez " Location: Russia, 398600, Lipetsk, st.Kalinina, 1 Postal Address: Russia, 398600, Lipetsk, st.Kalinina, 1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***28.12.1995***	
Name: Joint-Stock Company "Severnaya Neftegazovaya Kompaniya" Location: Russia, 105082, Moscow, sq.Spartakovskaya, 14/1 Postal Address: Russia, 105082, Moscow, sq.Spartakovskaya, 14/1 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***16.09.2004***	
Name: Joint-Stock Company "Stoylensky Gornoobogatitelny Kombinat " Location: Russia, 309530, Belgorod region, Stariy Oskol Postal Address: Russia, 309530, Belgorod region, Stariy Oskol Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***05.05.2004***	
Name: Joint-Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya " Location: Russia, 398008, Lipetsk, st.Gaydara, 4 Postal Address: Russia, 398008, Lipetsk, st.Gaydara, 4 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***14.04.2000***	
Name: Joint-Stock Company "Tuapsinsky morskoy torgoviy port" Location: Russia, Krasnodarsky region,352800, Tuapse, st.Maxim Gorky, 2 Postal Address: Russia, Krasnodarsky region,352800, Tuapse, Morskoy b., 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***11.06.2004***	

Name: Joint-Stock Company bank of social development and construction "Lipetskcombank " Location: Russia, 398600, Lipetsk, st.Internatsionalnaya, 8 Postal Address: Russia, 398600, Lipetsk, st.Internatsionalnaya, 8 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***07.06.2000***	

Information of Affiliated Parties List's changes in the reported quarter:

1)Change date:05.11.2004
Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***06.01.2004***	

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Vtormetsnab NLMK" Location: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Postal Address: Russia, 398040, Lipetsk, sq.Metallurgov, 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition of the Branch Establishment's share in the Limited Liability Company's equity "Vtormetsnab NLMK"

2) Change date: 05.11.2004
Before Change Information: the Company was entitled to handle less than 20 % of the total vote cast which account for the shares making up Limited Liability Company's equity "Nezavisimaya Transportnaya Kompaniya "

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Limited Liability Company "Nezavisimaya Transportnaya Kompaniya " Location: Russia, 119991,Moscow, Leninsky prospect, 32a Postal Address: Russia, 119991,Moscow, Leninsky prospect, 32a Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition of the Branch Establishment's share in the Limited Liability Company's equity "Nezavisimaya Transportnaya Kompaniya"

3) Change date:05.11.2004
Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000***	

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Joint-Stock Company "Kombinat KM Aruda " Location: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Postal Address: Russia, 309182, Belgorod region, Gubkin, st.Artema, 2 Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Company is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up this Party's equity.** The effective date of the ground: ***29.05.2000*** Ground: **the Company is entitled to handle more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***04.11.2004***	

The content of the stated change: The change due to the Company's acquisition more than 20% of shares making up Joint-Stock Company "Kombinat KM Aruda " equity

4) Change date: 24.12.2004
Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.09.2001	0.00017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00022%
Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 14.02.2001	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.02.2002	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.02.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.04.2002 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground: 25.06.2004	0.00018%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.04.2002	—

Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 14.02.2001	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 04.02.2003	—
Surname: Frantsenuk Name: Ivan Patronymic name: Vasilievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	0.05143%
Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 17.04.2000	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 12.02.2002	0.00017%

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Surname: Aglyamova Name: Galina Patronymic name:Alexandrovna Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00017%
Surname: Anisimov Name: Igor Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.0017%
Surname: Gorodilov Name: Pavel Patronymic name:Viktorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00022%

Surname: Koryshev Name: Anatoliy Patronymic name: Nikolayevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	—
Surname: Kravchenko Name: Alexandr Patronymic name:Ivanovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00018%
Surname: Mamyshev Name: Valeriy Patronymic name:Andreyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	0.00017%
Surname: Melnik Name: Sergey Patronymic name: Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004	—
Surname: Nastich Name: Vladimir Patronymic name:Petrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground: 23.12.2004 Ground: the Party exercises authority of the Company's single Executive Body The effective date of the ground: 25.06.2004	0.00018%
Surname: Rakitin Name: Sergey Patronymic name: Alexandrovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Smirnov Name: Vladislav Patronymic name:Anatolievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Sokolov Name: Alexandr Patronymic name: Alexeyevich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%
Surname: Sukhanov Name: Valeriy Patronymic name: Fedorovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00018%
Surname: Tretiakov Name: Vladimir Patronymic name: Arkadievich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—

Surname: Chelyadin Name: Sergey Patronymic name: Valentinovich Place of residence: Russia, Lipetsk Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	—
Surname: Chernov Name: Pavel Patronymic name: Pavlovich Place of residence: Russia, Moscow Ground: the Party is a member of the Company's Corporate Executive Body The effective date of the ground:23.12.2004	0.00017%

The content of the stated change: the changes related to the Management structure and Staff approval at the Board meeting as well as due to the change of the common stock interest belonging to a member of the Board Anisimov Igor Nikolayevich.

5) Change date: 24.01.2005

Before Change Information: Information was absent.

After Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED*** Location: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Postal Address: ***Winterbotham Place Marlborough & Queen Streets P.O.Box N-3026 Nassau, the Bahamas*** Ground: The Party belongs to the Company's Group. The reason by virtue of which this Party belongs to the Company's Group: **the Party is entitled to handle indirectly more than 50 % of the total vote cast which account for the shares making up the Company's equity.** The effective date of the ground: ***31.12.2004***	—

The content of the stated change: the changes were made due to the received official inquiry answer.

6) Change date: 31.01.2005

Before Change Information:

Affiliated party	The Company's equity shares interest held by affiliated parties
Name: Close Corporation "Stalkonverst " Location: Russia, 121019,Moscow, st.Gritsevetskaya, 8/12, building 4, r.Government Postal Address: Russia, 109428,Moscow, mail-box 2 Ground: **the Company is entitled to handle indirectly more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: ***20.12.1995***	
Name: Joint-Stock Company with foreign investments "Avron " Location: Russia, 113054, Moscow, st.Dubininskaya, 11/17 Postal Address: No information Ground: **the Company is entitled to handle more than 20 % of the total vote cast which account for the shares (investments) making up this Party's equity.** The effective date of the ground: 10.04.1995	

After Change Information: Close Corporation “Stalkonverst ” and Joint-Stock Company with foreign investments “Avron ” are excluded from the Company’s Affiliated Parties List due to the foundations stoppage in accordance with the Russian Federation’s legislation.

The content of the stated change: The Company’s financial investments into Close Corporation “Stalkonverst ” and Joint-Stock Company “Avron ” are copied according to the inventory results of the Company’s financial investments.

AFFILIATED PARTIES LIST

Open Joint Stock Company "Novolipetsk Steel"

Issuer's code: 0 0 1 0 2 - A

as of 3 0 | 0 6 | 2 0 0 5

Location: **Russian Federation**

Address of standing executive body: **2, Metallurgov sq., Lipetsk 398040 Russia**

Information contained in this affiliated parties list is subject to disclosure in accordance with securities legislation of the Russian Federation

Internet address: **www.nlmk.ru/rus/index/quarterindex.php3**

Director General	______________ signature	**V. P. Nastich**
Date: August "04", 2005	Stamp.	

Issuer's codes	
INN	4823006703
OGRN	1024800823123

I. Affiliated parties as of 30 06 2005

№	Full company name (name for non-commercial organisations) or first, middle and last name of an affiliated person	Location of a legal entity or place of residence of a natural person (provided subject to person's agreement)	Ground (grounds) on which a party is recognised as affiliated	Effective date of the ground (grounds)	The Joint Stock Company's equity shares interest held by an affiliated party, %	The Joint Stock Company's common shares interest held by an affiliated party, %
1	2	3	4	5	6	7
1	*Mr. Oleg Bagrin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
2	*Mr. Nikolai Gagarin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
3	*Mr. Dmitry Gindin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
4	*Mr. Oleg Kiselyov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
5	*Mr. Vladimir Lisin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
6	*Mr. Nikolai Lyakishev*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
7	*Mr. Randolph Reynolds*	*Richmond, Virginia, USA*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
8	*Mr. Vladimir Skorokhodov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
9	*Mr. Igor Fyodorov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-

10	*Ms. Galina Aglyamova*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
11	*Mr. Igor Anisimov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.0017%*	*0.0017%*
12	*Mr. Vyacheslav Vorotnikov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
13	*Mr. Pavel Gorodilov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00022%*	*0.00022%*
14	*Mr. Anatoly Koryshev*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
15	*Mr. Alexander Kravchenko*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
16	*Mr. Sergey Melnik*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
17	*Mr. Vladimir Nastich*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
			The Party exercises the authority of the Joint Stock Company's sole executive body	*20.05.2005*		
18	*Mr. Sergey Perekatov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
19	*Mr. Sergey Rakitin*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
20	*Mr. Vladislav Smirnov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
21	*Mr. Alexander Sokolov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
22	*Mr. Vladimir Tretyakov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate*	*11.05.2005*	-	-

			Executive Body			
23	***Mr. Viktor Khripunkov***	***Lipetsk, Russia***	***The Party is a member of the Joint Stock Company's Corporate Executive Body***	***11.05.2005***	***0.00017%***	***0.00017%***
24	***Mr. Stanislav Tsyrlin***	***Lipetsk, Russia***	***The Party is a member of the Joint Stock Company's Corporate Executive Body***	***11.05.2005***	-	-
25	***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***	***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.***	***31.12.2004***	-	-
26	***SILENER MANAGEMENT LIMITED***	***20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***18.98%***	***18.98%***
27	***ULTIMEX TRADING LIMITED***	***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***18.15%***	***18.15%***
28	***VEFT ENTERPRISES LIMITED***	***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:**	***31.03.2005***	***16.31%***	***16.31%***

			the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity			
29	*CASTELLA INVESTMENTS LIMITED*	*1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*15.94%*	*15.94%*
30	*MEROBEL INVESTMENTS LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*14.70%*	*14.70%*
31	*Limited Liability Company "Auto Kim-2001"*	*bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
32	*Limited Liability Company "Investment Company" LKB-Finance"*	*8,Internatsionalnaya st. 398600 Lipetsk, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*20.11.2002*	-	-
33	*Limited Liability Company*	*2, ul. Morskoy bulvar,*	*The Party belongs to the Company's*	*11.06.2004*	-	-

	"Karavella"	*Tuapse, Krasnodarsky krai 352800 Russia*	*Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***			
34	*Limited Liability Company "Nafta(T)"*	*2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*11.06.2004*	-	-
35	*Limited Liability Company "Novolipetsk Insurance Company"*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*27.11.2000*	-	-
36	*Limited Liability Company "Insurance Medical Company "Novolipetskaya"*	*3, Voroshilova st., Lipetsk 398001 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*25.06.1999*	-	-
37	*Limited Liability Company "TUAPSEVNESHTRANS"*	*2, Morskoy bulvar, Tuapse, Krasnodarsky krai 352800, office 802*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*06.04.2005*	-	-

38	*Limited Liability Company "Private Guard Company "VV - Defense "*	*Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*31.03.2005*	-	-
39	*Limited Liability Company "Uterra"*	*village of Dolgaya Polyana, Stary Oskol district, Belgorod region, 309532 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*19.05.2005*	-	-
40	*Open Joint Stock Company "Tuapsinskiy sudoremontny zavod"*	*11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
41	*Open Joint Stock Company "Tuapsegrazhdanstroy"*	*12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
42	*Subsidiary "Pansionat" Novolipetsk Metallurgist" of OJSC "Novolipetsk Steel"*	*25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*	*The Company is entitled to handle more than 20 % of the total votes which account for the contributions making up this Party's equity*	*06.08.1996*	-	-
43	*Limited Liability Company "Vimet"*	*35a, pr. Mira, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.02.2002*	-	-

44	*Limited Liability Company "Vtormetsnab NLMK"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
45	*Limited Liability Company "Karamyshevskoye"*	*village of Karamyshevo, Gryazy area, Lipetsk region 399077 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*30.12.2002*	-	-
46	*Limited Liability Company "Larmet"*	*44/28, ul. Studencheskaya, Moscow 121165 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
47	*Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company"*	*4a, Peter the Great sq., Lipetsk 398001 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*21.05.2004*	-	-
48	*Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans "*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*19.12.1997*	-	-
49	*Limited Liability Company "Nezavisimaya Transportnaya Kompaniya "*	*32A, Leninsky prospect, Moscow 119991 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
50	*Limited Liability Company "Neptune"*	*Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.03.2004*	-	-
51	*Limited Liability Company "Novolipetskoye "*	*Village of Tuishevka, Lipetsk area, Lipetsk region 398052 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*17.07.2002*	-	-
52	*Limited Liability Company "Stal"*	*1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*15.07.1998*	-	-
53	*Limited Liability Company "NLMK Trading House"*	*bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*02.07.2004*	-	-

54	*Open Joint Stock Company "Dolomit"*	*1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.07.1999*	-	-
55	*Open Joint Stock Company "Kombinat KMAruda"*	*Gubkin, Belgorod region 309182 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
56	*Open Joint Stock Company "Lipetsky Gipromez "*	*1, ul. Kalinina, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*28.12.1995*	-	-
57	*Open Joint Stock Company "Severnaya Neftegazovaya Kompaniya"*	*bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*16.09.2004*	-	-
58	*Open Joint Stock Company "Stoylensky Gornoobogatitelny Kombinat "*	*The Russian Federation*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*05.05.2004*	-	-
59	*Open Joint Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya "*	*4, ul. Gaidara, Lipetsk 398008 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*14.04.2000*	-	-
60	*Open Joint Stock Company "Tuapsinsky Sea Trade Port"*	*2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
61	*Open Joint Stock Company bank of social development and construction "Lipetskcombank "*	*8, ul. Internatsionalnaya, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*07.06.2000*	-	-

II. Changes in the Affiliated Parties List for the period from 01 04 2005 **to** 30 06 2005

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
1	*Approval of NLMK Management Board structure and members by NLMK Board of Directors at the session which took place on 11.05.2005*	*14.05.2005*	*14.05.2005*

Before change information:

2	3	4	5	6	7
Ms. Galina Aglyamova	*Lipetsk, Russia*	*The Party was a member of the Company's Corporate Executive Body*	*23.12.2004*	*0.00017%*	*0.00017%*

After change information:

2	3	4	5	6	7
Ms. Galina Aglyamova	*Lipetsk, Russia*	*The Party is a member of the Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*

Before change information:

2	3	4	5	6	7
Mr. Igor Anisimov	*Lipetsk, Russia*	*The Party was a member of the Company's Corporate Executive Body*	*23.12.2004*	*0.0017%*	*0.0017%*

After change information:

2	3	4	5	6	7
Mr. Igor Anisimov	*Lipetsk, Russia*	*The Party is a member of the Company's Corporate Executive Body*	*11.05.2005*	*0.0017%*	*0.0017%*

Before change information:

2	3	4	5	6	7
Mr. Vyacheslav Vorotnikov	*The Party was not the Company's Affiliated Party*				

After change information:

2	3	4	5	6	7
Mr. Vyacheslav Vorotnikov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00017%***	***0.00017%***

Before change information:

2	3	4	5	6	7
Mr. Pavel Gorodilov	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00022%***	***0.00022%***

After change information:

2	3	4	5	6	7
Mr. Pavel Gorodilov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00022%***	***0.00022%***

Before change information:

2	3	4	5	6	7
Mr. Anatoly Koryshev	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Anatoly Koryshev	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Alexander Kravchenko	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00018%***	***0.00018%***

After change information:

2	3	4	5	6	7
Mr. Alexander Kravchenko	*Lipetsk, Russia*	*The Party is a member of the Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*

Before change information:

2	3	4	5	6	7
Mr. Valery Mamyshev	*Lipetsk, Russia*	*The Party was a member of the Company's Corporate Executive Body*	*23.12.2004*	*0.00017%*	*0.00017%*

After change information:

2	3	4	5	6	7
Mr. Valery Mamyshev	*The Party is not the Company's Affiliated Party*				

Before change information:

2	3	4	5	6	7
Mr. Sergey Melnik	*Lipetsk, Russia*	*The Party was a member of the Company's Corporate Executive Body*	*23.12.2004*	-	-

After change information:

2	3	4	5	6	7
Mr. Sergey Melnik	*Lipetsk, Russia*	*The Party is a member of the Company's Corporate Executive Body*	*11.05.2005*	-	-

Before change information:

2	3	4	5	6	7
Mr. Vladimir Nastich	*Lipetsk, Russia*	*The Party was a member of the Company's Corporate Executive Body*	*23.12.2004*	*0.00018%*	*0.00018%*
		The Party exercises authority of the Company's sole executive body	*25.06.2004*		

After change information:

2	3	4	5	6	7

Mr. Vladimir Nastich	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00018%***	***0.00018%***
		The Party exercises authority of the Company's sole executive body	***25.06.2004***		

Before change information:

2	3	4	5	6	7
Mr. Sergey Perekatov	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Mr. Sergey Perekatov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Sergey Rakitin	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00017%***	***0.00017%***

After change information:

2	3	4	5	6	7
Mr. Sergey Rakitin	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00017%***	***0.00017%***

Before change information:

2	3	4	5	6	7
Mr. Vladislav Smirnov	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	-	-

After change information:

2	3	4	5	6	7

Mr. Vladislav Smirnov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Alexander Sokolov	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00017%***	***0.00017%***

After change information:

2	3	4	5	6	7
Mr. Alexander Sokolov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00017%***	***0.00017%***

Before change information:

2	3	4	5	6	7
Mr. Valery Sukhanov	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00018%***	***0.00018%***

After change information:

2	3	4	5	6	7
Mr. Valery Sukhanov	***The Party is not the Company's Affiliated Party***				

Before change information:

2	3	4	5	6	7
Mr. Vladimir Tretyakov	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Vladimir Tretyakov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Viktor Khripunkov	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Mr. Viktor Khripunkov	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00017%***	***0.00017%***

Before change information:

2	3	4	5	6	7
Mr. Stanislav Tsyrlin	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Mr. Stanislav Tsyrlin	***Moscow, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Sergey Chelyadin	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	-	-

After change information :

2	3	4	5	6	7
Mr. Sergey Chelyadin	***The Party is not the Company's Affiliated Party***				

Before change information:

2	3	4	5	6	7
Mr. Pavel Chernov	***Moscow, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***23.12.2004***	***0.00017%***	***0.00017%***

After change information:

2	3	4	5	6	7
Mr. Pavel Chernov	***The Party is not the Company's Affiliated Party***				

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
2	*Acquisition of over 50% of interest in the equity of Limited Liability Company "TUAPSEVNESHTRANS" by NLMK's subsidiary.*	*06.04.2005*	*14.05.2005*

Before change information:

2	3	4	5	6	7
Limited Liability Company "TUAPSEVNESHTRANS"	*The Party was not the Company's Affiliated Party*				

After change information:

2	3	4	5	6	7
Limited Liability Company "TUAPSEVNESHTRANS"	*Russia, Krasnodarsky region, 352800 Tuapse, Morskoy Bulvar, 2, office 802*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*06.04.2005*	-	-

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
3	*Election of NLMK's Board of Director's members and Director General at the annual shareholders' meeting dedicated to 2004 results, which took place on 20.05.2005*	*25.05.2005*	*26.05.2005*

Before change information:

2	3	4	5	6	7
Mr. Oleg Bagrin	*Moscow, Russia*	*The Party was a member of the Company's Board of Directors*	*25.06.2004*	-	-

After change information:

2	3	4	5	6	7

Mr. Oleg Bagrin	*Moscow, Russia*	*The Party is a member of the Company's Board of Directors*	*20.05.2005*	-	-

Before change information:

2	3	4	5	6	7
Mr. Nikolai Gagarin	*Moscow, Russia*	*The Party was a member of the Company's Board of Directors*	*25.06.2004*	-	-

After change information:

2	3	4	5	6	7
Mr. Nikolai Gagarin	*Moscow, Russia*	*The Party is a member of the Company's Board of Directors*	*20.05.2005*	-	-

Before change information:

2	3	4	5	6	7
Mr. Dmitry Gindin	*Moscow, Russia*	*The Party was a member of the Company's Board of Directors*	*25.06.2004*	-	-

After change information:

2	3	4	5	6	7
Mr. Dmitry Gindin	*Moscow, Russia*	*The Party is a member of the Company's Board of Directors*	*20.05.2005*	-	-

Before change information:

2	3	4	5	6	7
Mr. Oleg Kiselyov	*Moscow, Russia*	*The Party was a member of the Company's Board of Directors*	*25.06.2004*	-	-

After change information:

2	3	4	5	6	7
Mr. Oleg Kiselyov	*Moscow, Russia*	*The Party is a member of the Company's Board of Directors*	*20.05.2005*	-	-

Before change information:

2	3	4	5	6	7
Mr. Vladimir Lisin	***Lipetsk, Russia***	***The Party was a member of the Company's Board of Directors***	***25.06.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Vladimir Lisin	***Lipetsk, Russia***	***The Party is a member of the Company's Board of Directors***	***20.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Nikolai Lyakishev	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Mr. Nikolai Lyakishev	***Lipetsk, Russia***	***The Party is a member of the Company's Board of Directors***	***20.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Randolph Reynolds	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Mr. Randolph Reynolds	***Richmond, Virginia, USA***	***The Party is a member of the Company's Board of Directors***	***20.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Mikhail Sagalov	***Moscow, Russia***	***The Party was a member of the Company's Board of Directors***	***25.06.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Mikhail Sagalov	***The Party is not the Company's Affiliated Party***				

Before change information:

2	3	4	5	6	7
Mr. Vladimir Skorokhodov	***Moscow, Russia***	***The Party was a member of the Company's Board of Directors***	***25.06.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Vladimir Skorokhodov	***Moscow, Russia***	***The Party is a member of the Company's Board of Directors***	***20.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Vyacheslav Fyodorov	***Moscow, Russia***	***The Party was a member of the Company's Board of Directors***	***25.06.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Vyacheslav Fyodorov	***The Party is not the Company's Affiliated Party***				

Before change information:

2	3	4	5	6	7
Mr. Igor Fyodorov	***Moscow, Russia***	***The Party was a member of the Company's Board of Directors***	***25.06.2004***	-	-

After change information:

2	3	4	5	6	7
Mr. Igor Fyodorov	***Moscow, Russia***	***The Party is a member of the Company's Board of Directors***	***20.05.2005***	-	-

Before change information:

2	3	4	5	6	7
Mr. Vladimir Nastich	***Lipetsk, Russia***	***The Party was a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00018%***	***0.00018%***
		The Party exercised authority of the Company's sole executive body	***25.06.2004***		

After change information:

2	3	4	5	6	7
Mr. Vladimir Nastich	***Lipetsk, Russia***	***The Party is a member of the Company's Corporate Executive Body***	***11.05.2005***	***0.00018%***	***0.00018%***
		The Party exercises authority of the Company's sole executive body	***20.05.2005***		

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
4	***Acquisition of over 50% of interest in the equity of Limited Liability Company "Uterra" by NLMK's subsidiary***	***19.05.2005***	***30.06.2005***

Before change information:

2	3	4	5	6	7
Limited Liability Company "Uterra"	***The Party was not the Company's Affiliated Party***				

After change information:

2	3	4	5	6	7
Limited Liability Company "Uterra"	***Russia 309532 Belgorod region, Stary Oskol district, village of Dolgaya Polyana***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***19.05.2005***	-	-

AFFILIATED PARTIES LIST

Open Joint Stock Company “Novolipetsk Steel”

Issuer’s code: 0 0 1 0 2 - A

as of 3 0 0 9 2 0 0 5

Location: **Russian Federation**

Address of standing executive body: **2, Metallurgov sq., Lipetsk 398040 Russia**

Information contained in this affiliated parties list is subject to disclosure in accordance with securities legislation of the Russian Federation

Internet address: **www.nlmk.ru/rus/index/quarterindex.php3**

Acting Director General	____________________ signature	**I.N. Anisimov**
Date: October “03”, 2005	Stamp.	

Issuer's codes	
INN	**4823006703**
OGRN	**1024800823123**

I. Affiliated parties as of 30 09 2005

№	Full company name (name for non-commercial organisations) or first, middle and last name of an affiliated person	Location of a legal entity or place of residence of a natural person (provided subject to person's agreement)	Ground (grounds) on which a party is recognised as affiliated	Effective date of the ground (grounds)	The Joint Stock Company's equity shares interest held by an affiliated party, %	The Joint Stock Company's common shares interest held by an affiliated party, %
1	2	3	4	5	6	7
1	***Mr. Oleg Bagrin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
2	***Mr. Nikolai Gagarin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
3	***Mr. Dmitry Gindin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
4	***Mr. Oleg Kiselyov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
5	***Mr. Vladimir Lisin***	***Lipetsk, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
6	***Mr. Nikolai Lyakishev***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
7	***Mr. Randolph Reynolds***	***Richmond, Virginia, USA***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
8	***Mr. Vladimir Skorokhodov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
9	***Mr. Igor Fyodorov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-

10	*Ms. Galina Aglyamova*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
11	*Mr. Igor Anisimov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.0017%*	*0.0017%*
12	*Mr. Vyacheslav Vorotnikov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
13	*Mr. Pavel Gorodilov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00022%*	*0.00022%*
14	*Mr. Anatoly Koryshev*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
15	*Mr. Alexander Kravchenko*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
16	*Mr. Sergey Melnik*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
17	*Mr. Vladimir Nastich*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
			The Party exercises the authority of the Joint Stock Company's sole executive body	*20.05.2005*		
18	*Mr. Sergey Perekatov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
19	*Mr. Sergey Rakitin*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
20	*Mr. Vladislav Smirnov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
21	*Mr. Alexander Sokolov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
22	*Mr. Vladimir Tretyakov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate*	*11.05.2005*	-	-

			Executive Body			
23	*Mr. Viktor Khripunkov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
24	*Mr. Stanislav Tsyrlin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
25	*FLETCHER INDUSTRIAL EQUITY FUND LIMITED*	*Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.*	*31.12.2004*	-	-
26	*SILENER MANAGEMENT LIMITED*	*20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.98%*	*18.98%*
27	*ULTIMEX TRADING LIMITED*	*2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.15%*	*18.15%*
28	*VEFT ENTERPRISES LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:**	*31.03.2005*	*16.31%*	*16.31%*

			the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity			
29	*CASTELLA INVESTMENTS LIMITED*	*1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*15.94%*	*15.94%*
30	*MEROBEL INVESTMENTS LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.70%*	*18.70%*
31	*Limited Liability Company "Auto Kim-2001"*	*bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
32	*Limited Liability Company "Investment Company" LKB-Finance"*	*8,Internatsionalnaya st. 398600 Lipetsk, Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*20.11.2002*	-	-
33	*Limited Liability Company*	*2, ul. Morskoy bulvar,*	*The Party belongs to the Company's*	*11.06.2004*	-	-

	"Karavella"	*Tuapse, Krasnodarsky krai 352800 Russia*	*Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***			
34	*Limited Liability Company "Nafta(T)"*	*2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*11.06.2004*	-	-
35	*Limited Liability Company "Novolipetsk Insurance Company"*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*27.11.2000*	-	-
36	*Limited Liability Company "Insurance Medical Company "Novolipetskaya"*	*3, Voroshilova st., Lipetsk 398001 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*25.06.1999*	-	-
37	*Limited Liability Company "TUAPSEVNESHTRANS"*	*2, Morskoy bulvar, Tuapse, Krasnodarsky krai 352800, office 802*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*06.04.2005*	-	-

38	*Limited Liability Company "Private Guard Company "VV - Defense "*	*Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*31.03.2005*	-	-
39	*Limited Liability Company "Uterra"*	*village of Dolgaya Polyana, Stary Oskol district, Belgorod region, 309532 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*19.05.2005*	-	-
40	*Open Joint Stock Company "Tuapsinskiy sudoremontny zavod"*	*11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
41	*Open Joint Stock Company "Tuapsegrazhdanstroy"*	*12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
42	*Subsidiary "Pansionat" Novolipetsk Metallurgist" of OJSC "Novolipetsk Steel"*	*25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*	*The Company is entitled to handle more than 20 % of the total votes which account for the contributions making up this Party's equity*	*06.08.1996*	-	-
43	*Limited Liability Company "Vimet"*	*35a, pr. Mira, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.02.2002*	-	-

44	*Limited Liability Company "Vtormetsnab NLMK"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
45	*Limited Liability Company "Karamyshevskoye"*	*village of Karamyshevo, Gryazy area, Lipetsk region 399077 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*30.12.2002*	-	-
46	*Limited Liability Company "Larmet"*	*44/28, ul. Studencheskaya, Moscow 121165 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
47	*Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company"*	*4a, Peter the Great sq., Lipetsk 398001 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*21.05.2004*	-	-
48	*Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans "*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*19.12.1997*	-	-
49	*Limited Liability Company "Nezavisimaya Transportnaya Kompaniya "*	*32A, Leninsky prospect, Moscow 119991 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
50	*Limited Liability Company "Neptune"*	*Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.03.2004*	-	-
51	*Limited Liability Company "Novolipetskoye "*	*Village of Tuishevka, Lipetsk area, Lipetsk region 398052 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*17.07.2002*	-	-
52	*Limited Liability Company "Stal"*	*1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*15.07.1998*	-	-
53	*Limited Liability Company "NLMK Trading House"*	*bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*02.07.2004*	-	-

54	*Open Joint Stock Company "Dolomit"*	*1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.07.1999*	-	-
55	*Open Joint Stock Company "Kombinat KMAruda"*	*Gubkin, Belgorod region 309182 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
56	*Open Joint Stock Company "Lipetsky Gipromez "*	*1, ul. Kalinina, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*28.12.1995*	-	-
57	*Open Joint Stock Company "Severnaya Neftegazovaya Kompaniya"*	*bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*16.09.2004*	-	-
58	*Open Joint Stock Company "Stoylensky Gornoobogatitelny Kombinat "*	*The Russian Federation*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*05.05.2004*	-	-
59	*Open Joint Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya "*	*4, ul. Gaidara, Lipetsk 398008 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*14.04.2000*	-	-
60	*Open Joint Stock Company "Tuapsinsky Sea Trade Port"*	*2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
61	*Open Joint Stock Company bank of social development and construction "Lipetskcombank "*	*8, ul. Internatsionalnaya, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*07.06.2000*	-	-

II. Changes in the Affiliated Parties List for the period from 01 07 2005 to 30 09 2005

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
1	*Change of affiliated partyrs stake in NLMK's share capital (NLMK's shares belonged to affiliated person)*	*02.09.2005*	*02.09.2005*

Before change information:

2	3	4	5	6	7
MEROBEL INVESTMENTS LIMITED	***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***14.70%***	***14.70%***

After change information:

2	3	4	5	6	7
MEROBEL INVESTMENTS LIMITED	***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***18.70%***	***18.70%***

AFFILIATED PARTIES LIST

Open Joint Stock Company "Novolipetsk Steel"

Issuer's code: 0 0 1 0 2 - A

as of 3 1 1 2 2 0 0 5

Location: **Russian Federation**

Address of standing executive body**: 2, Metallurgov sq., Lipetsk 398040 Russia**

Information contained in this affiliated parties list is subject to disclosure in accordance with securities legislation of the Russian Federation

Internet address: **www.nlmk.ru/rus/index/quarterindex.php3**

Director General	________________ signature	**V.P. Nastich**
Date: January "11", 2006	Stamp.	

Issuer's codes	
INN	**4823006703**
OGRN	**1024800823123**

I. Affiliated parties as of 31 12 2005

№	Full company name (name for non-commercial organisations) or first, middle and last name of an affiliated person	Location of a legal entity or place of residence of a natural person (provided subject to person's agreement)	Ground (grounds) on which a party is recognised as affiliated	Effective date of the ground (grounds)	The Joint Stock Company's equity shares interest held by an affiliated party, %	The Joint Stock Company's common shares interest held by an affiliated party, %
1	2	3	4	5	6	7
1	***Mr. Oleg Bagrin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
2	***Mr. Nikolai Gagarin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
3	***Mr. Dmitry Gindin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
4	***Mr. Oleg Kiselyov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
5	***Mr. Vladimir Lisin***	***Lipetsk, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
			The Party belongs to the Company's Group Grounds on which this Party belongs to the Company's Group: ***the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.***	***23.11.2005***		
6	***Mr. Nikolai Lyakishev***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-

7	*Mr. Randolph Reynolds*	*Richmond, Virginia, USA*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
8	*Mr. Vladimir Skorokhodov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
9	*Mr. Igor Fyodorov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
10	*Ms. Galina Aglyamova*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
11	*Mr. Igor Anisimov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.0017%*	*0.0017%*
12	*Mr. Vyacheslav Vorotnikov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
13	*Mr. Pavel Gorodilov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00022%*	*0.00022%*
14	*Mr. Anatoly Koryshev*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
15	*Mr. Alexander Kravchenko*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
16	*Mr. Sergey Melnik*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
17	*Mr. Vladimir Nastich*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
			The Party exercises the authority of the Joint Stock Company's sole executive body	*20.05.2005*		
18	*Mr. Sergey Perekatov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-

19	*Mr. Sergey Rakitin*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
20	*Mr. Vladislav Smirnov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
21	*Mr. Alexander Sokolov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
22	*Mr. Vladimir Tretyakov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
23	*Mr. Viktor Khripunkov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
24	*Mr. Stanislav Tsyrlin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
25	*FLETCHER INDUSTRIAL EQUITY FUND LIMITED*	*Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.*	*31.12.2004*	-	-
26	*SILENER MANAGEMENT LIMITED*	*20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.98%*	*18.98%*

27	*ULTIMEX TRADING LIMITED*	*2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*14.91%*	*14.91%*
28	*VEFT ENTERPRISES LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*8.25%*	*8.25%*
29	*CASTELLA INVESTMENTS LIMITED*	*1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*15.94%*	*15.94%*
30	*MEROBEL INVESTMENTS LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*16.19%*	*16.19%*

31	*Limited Liability Company "RUMELKO"*	*15, Kedrova st., 117036 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*23.11.2005*	-	-
32	*Closed Joint Stock Company "Investment and Finance Company "LKB-Invest"*	*15, Kedrova st., 117036 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*23.11.2005*	7.52%	7.52%
33	*Limited Liability Company "Auto Kim-2001"*	*bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
34	*Limited Liability Company "Investment Company" LKB-Finance"*	*8,Internatsionalnaya st. 398600 Lipetsk, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*20.11.2002*	-	-
35	*Limited Liability Company "Karavella"*	*2, ul. Morskoy bulvar, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-

36	*Limited Liability Company "Nafta(T)"*	*2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
37	*Limited Liability Company "Novolipetsk Insurance Company"*	*30, Nedelina st., Lipetsk 398059 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*27.11.2000*	-	-
38	*Limited Liability Company "Insurance Medical Company "Novolipetskaya"*	*3, Voroshilova st., Lipetsk 398001 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*25.06.1999*	-	-
39	*Limited Liability Company "TUAPSEVNESHTRANS"*	*2, Morskoy bulvar, Tuapse, Krasnodarsky krai 352800, office 802*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*06.04.2005*	-	-
40	*Limited Liability Company "Private Guard Company "VV - Defense "*	*Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*31.03.2005*	-	-

41	*Limited Liability Company "Uterra"*	*Fabrichnaya ploschadka OJSC "Stoylenskyi GOK", Stary Oskol , Belgorod region, 309500 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*19.05.2005*	-	-
42	*Open Joint Stock Company "Tuapsinskiy sudoremontny zavod"*	*11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
43	*Open Joint Stock Company "Tuapsegrazhdanstroy"*	*12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
44	*Subsidiary "Pansionat" Novolipetsk Metallurgist" of OJSC "Novolipetsk Steel"*	*25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*	*The Company is entitled to handle more than 20 % of the total votes which account for the contributions making up this Party's equity*	*06.08.1996*	-	-
45	*Limited Liability Company "Vimet"*	*35a, pr. Mira, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.02.2002*	-	-
46	*Limited Liability Company "Vtormetsnab NLMK"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
47	*Limited Liability Company "Karamyshevskoye"*	*village of Karamyshevo, Gryazy area, Lipetsk region 399077 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*30.12.2002*	-	-

48	*Limited Liability Company "Larmet"*	*44/28, ul. Studencheskaya, Moscow 121165 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
49	*Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company"*	*4a, Peter the Great sq., Lipetsk 398001 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*21.05.2004*	-	-
50	*Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans "*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*19.12.1997*	-	-
51	*Limited Liability Company "Nezavisimaya Transportnaya Kompaniya "*	*32A, Leninsky prospect, Moscow 119991 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
52	*Limited Liability Company "Neptune"*	*Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.03.2004*	-	-
53	*Limited Liability Company "Novolipetskoye "*	*Village of Tuishevka, Lipetsk area, Lipetsk region 398052 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*17.07.2002*	-	-
54	*Limited Liability Company "Stal"*	*1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*15.07.1998*	-	-
55	*Limited Liability Company "NLMK Trading House"*	*bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*02.07.2004*	-	-
56	*Open Joint Stock Company "Dolomit"*	*1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.07.1999*	-	-
57	*Open Joint Stock Company "Kombinat KMAruda"*	*Gubkin, Belgorod region 309182 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-

58	*Open Joint Stock Company "Lipetsky Gipromez "*	*1, ul. Kalinina, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*28.12.1995*	-	-
59	*Open Joint Stock Company "Severnaya Neftegazovaya Kompaniya"*	*bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*16.09.2004*	-	-
60	*Open Joint Stock Company "Stoylensky Gornoobogatitelny Kombinat "*	*The Russian Federation*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*05.05.2004*	-	-
61	*Open Joint Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya "*	*4, ul. Gaidara, Lipetsk 398008 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*14.04.2000*	-	-
62	*Open Joint Stock Company "Tuapsinsky Sea Trade Port"*	*2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
63	*Open Joint Stock Company bank of social development and construction "Lipetskcombank "*	*8, ul. Internatsionalnaya, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*07.06.2000*	-	-

II. Changes in the Affiliated Parties List for the period from 01 10 2005 to 31 12 2005

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
1	*Change of affiliated party's stake in NLMK's share capital (share of NLMK's common stocks belonging to affiliated parties)*	*26.10.2005*	*26.10.2005*

Before change information:

2	3	4	5	6	7
MEROBEL INVESTMENTS LIMITED	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.70%*	*18.70%*

After change information:

2	3	4	5	6	7
MEROBEL INVESTMENTS LIMITED	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*16.19%*	*16.19%*

Before change information:

2	3	4	5	6	7
ULTIMEX TRADING LIMITED	***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***18.15%***	***18.15%***

After change information:

2	3	4	5	6	7
ULTIMEX TRADING LIMITED	***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***14.91%***	***14.91%***

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
2	***Revision of grounds for the recognition of NLMK's affiliated party***	***23.11.2005***	***24.11.2005***

Before change information:

2	3	4	5	6	7
Mr. Vladimir Lisin	***Lipetsk, Russian***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-

After change information:

2	3	4	5	6	7
Mr. Vladimir Lisin	***Lipetsk, Russian***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***20.05.2005***	-	-
		The Party belongs to the Company's Group Grounds on which this Party belongs to the Company's Group: ***the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.***	***23.11.2005***		

Before change information:

2	3	4	5	6	7
Limited Liability Company "RUMELKO"	*15, Kedrova st., 117036 Moscow, Russia*	-	-	-	-

After change information:

2	3	4	5	6	7
Limited Liability Company "RUMELKO"	*15, Kedrova st., 117036 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*23.11.2005*		

Before change information:

2	3	4	5	6	7
Closed Joint Stock Company "Investment and Finance Company "LKB-Invest"	*15, Kedrova st., 117036 Moscow, Russia*	-	-	*7.52%*	*7.52%*

After change information:

2	3	4	5	6	7
Closed Joint Stock Company "Investment and Finance Company "LKB-Invest"	*15, Kedrova st., 117036 Moscow, Russia*	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***23.11.2005***	*7.52%*	*7.52%*

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
3	*Change of affiliated party's stake in NLMK's share capital (share of NLMK's common stocks belonging to affiliated parties)*	*10.01.2006*	*10.01.2006*

Before change information:

2	3	4	5	6	7
VEFT ENTERPRISES LIMITED	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*16.31%*	*16.31%*

After change information:

2	3	4	5	6	7
VEFT ENTERPRISES LIMITED	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*8.25%*	*8.25%*

AFFILIATED PARTIES LIST

Open Joint Stock Company "Novolipetsk Steel"

Issuer's code: 0 0 1 0 2 - A

as of 3 1 0 3 2 0 0 6

Location: **Russian Federation**

Address of standing executive body**: 2, Metallurgov sq., Lipetsk 398040 Russia**

Information contained in this affiliated parties list is subject to disclosure in accordance with securities legislation of the Russian Federation

Internet address: **www.nlmk.ru/rus/index/quarterindex.php3**

Director General	____________________ signature	**V.P. Nastich**
Date: April "05", 2006	Stamp.	

Issuer's codes	
INN	4823006703
OGRN	1024800823123

I. Affiliated parties as of 31 03 2006

№	Full company name (name for non-commercial organisations) or first, middle and last name of an affiliated person	Location of a legal entity or place of residence of a natural person (provided subject to person's agreement)	Ground (grounds) on which a party is recognised as affiliated	Effective date of the ground (grounds)	The Joint Stock Company's equity shares interest held by an affiliated party, %	The Joint Stock Company's common shares interest held by an affiliated party, %
1	2	3	4	5	6	7
1	*Mr. Oleg Bagrin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
2	*Mr. Nikolai Gagarin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
3	*Mr. Dmitry Gindin*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
4	*Mr. Oleg Kiselyov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
5	*Mr. Vladimir Lisin*	*Lipetsk, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company* *The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*20.05.2005* *23.11.2005*	-	-
6	*Mr. Nikolai Lyakishev*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-

7	*Mr. Randolph Reynolds*	*Richmond, Virginia, USA*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
8	*Mr. Vladimir Skorokhodov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
9	*Mr. Igor Fyodorov*	*Moscow, Russia*	*The Party is a Member of the Board of Directors of the Joint Stock Company*	*20.05.2005*	-	-
10	*Ms. Galina Aglyamova*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
11	*Mr. Igor Anisimov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.0017%*	*0.0017%*
12	*Mr. Vyacheslav Vorotnikov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
13	*Mr. Pavel Gorodilov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00022%*	*0.00022%*
14	*Mr. Anatoly Koryshev*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
15	*Mr. Alexander Kravchenko*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
16	*Mr. Sergey Melnik*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
17	*Mr. Vladimir Nastich*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00018%*	*0.00018%*
			The Party exercises the authority of the Joint Stock Company's sole executive body	*20.05.2005*		
18	*Mr. Sergey Perekatov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-

19	*Mr. Sergey Rakitin*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
20	*Mr. Vladislav Smirnov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
21	*Mr. Alexander Sokolov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
22	*Mr. Vladimir Tretyakov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
23	*Mr. Viktor Khripunkov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	*0.00017%*	*0.00017%*
24	*Mr. Stanislav Tsyrlin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*11.05.2005*	-	-
25	*FLETCHER INDUSTRIAL EQUITY FUND LIMITED*	*Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity.*	*31.12.2004*	-	-
26	*SILENER MANAGEMENT LIMITED*	*20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*18.98%*	*18.98%*

27	*ULTIMEX TRADING LIMITED*	*2035 Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment/Office 601, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*14.91%*	*14.91%*
28	*VEFT ENTERPRISES LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*9.61%*	*9.61%*
29	*CASTELLA INVESTMENTS LIMITED*	*1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*15.94%*	*15.94%*
30	*MEROBEL INVESTMENTS LIMITED*	*1066 20, Vas. Fridericis Street, El Greco House, 1st floor, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2005*	*16.19%*	*16.19%*

31	*Limited Liability Company "RUMELKO"*	*15, Kedrova st.,117036 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*23.11.2005*	-	-
32	*Closed Joint Stock Company "Investment and Financial Company" LKB-Invest*	*15, Kedrova st.,117036 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*23.11.2005*	*7.52%*	*7.52%*
33	*Closed Joint Stock Company "Investment Company" Libra Capital*	*24/27, Sadovaya-Samotechnaya, 127051 Moscow, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity*	*31.03.2006*	*0.0007%*	*0.0007%*
34	*Limited Liability Company "Auto Kim-2001"*	*bldg. 2, 7, Bagrationovsky proezd, Moscow 121087 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-

35	*Limited Liability Company "Investment Company" LKB-Finance"*	*8,Internatsionalnaya st. 398600 Lipetsk, Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*20.11.2002*	-	-
36	*Limited Liability Company "Karavella"*	*2, ul. Morskoy bulvar, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
37	*Limited Liability Company "Nafta(T)"*	*2, Maxim Gorky st., Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
38	*Limited Liability Company "Novolipetsk Insurance Company"*	*30, Nedelina st., Lipetsk 398059 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*27.11.2000*	-	-
39	*Limited Liability Company "Insurance Medical Company "Novolipetskaya"*	*3, Voroshilova st., Lipetsk 398001 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*25.06.1999*	-	-

40	*Limited Liability Company "TUAPSEVNESHTRANS"*	***2, Morskoy bulvar, Tuapse, Krasnodarsky krai 352800, Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***06.04.2005***	-	-
41	*Limited Liability Company "Private Guard Company "VV - Defense "*	***Fabrichnaya ploschadka, Stary Oskol, Belgorod region 309530 Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***31.03.2005***	-	-
42	*Limited Liability Company "Uterra"*	***Fabrichnaya ploshadka, OJSC "Stoylenskiy GOK", Stary Oskol , Belgorod region, 309500 Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***19.05.2005***	-	-
43	*Limited Liability Company "Gorodskaya energosbitovaya company"*	***23-a, Tolstoy st., Lipetsk 398001 Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***19.01.2006***	-	-
44	*Open Joint Stock Company "Tuapsinskiy sudoremontny zavod"*	***11, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***11.06.2004***	-	-

45	*Open Joint Stock Company "Tuapsegrazhdanstroy"*	*12, ul. Gagarina, Tuapse, Krasnodarsky krai 352800 Russia*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*11.06.2004*	-	-
46	*Dansteel Traiding Ltd.*	*32, Addison Grove,W4 1ER, London*	*The Party belongs to the Company's Group* **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	*27.01.2006*	-	-
47	*Subsidiary "Pansionat" Novolipetsk Metallurgist" of OJSC "Novolipetsk Steel"*	*25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*	*The Company is entitled to handle more than 20 % of the total votes which account for the contributions making up this Party's equity*	*06.08.1996*	-	-
48	*Limited Liability Company "Vimet"*	*35a, pr. Mira, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.02.2002*	-	-
49	*Limited Liability Company "Vtormetsnab NLMK"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
50	*Limited Liability Company "Karamyshevskoye"*	*village of Karamyshevo, Gryazy area, Lipetsk region 399077 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*30.12.2002*	-	-
51	*Limited Liability Company "Larmet"*	*44/28, ul. Studencheskaya, Moscow 121165 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*24.01.2002*	-	-
52	*Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company"*	*4a, Peter the Great sq., Lipetsk 398001 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*21.05.2004*	-	-

53	*Limited Liability Company "Lipetskoye strakhovoe obshestvo"Shans "*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*19.12.1997*	-	-
54	*Limited Liability Company "Nezavisimaya Transportnaya Kompaniya "*	*32A, Leninsky prospect, Moscow 119991 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
55	*Limited Liability Company "Neptune"*	*Office 35, 1в, ul. Adm. Makarova, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.03.2004*	-	-
56	*Limited Liability Company "Novolipetskoye "*	*Village of Tuishevka, Lipetsk area, Lipetsk region 398052 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*17.07.2002*	-	-
57	*Limited Liability Company "Stal"*	*1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*15.07.1998*	-	-
58	*Limited Liability Company "NLMK Trading House"*	*bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*02.07.2004*	-	-
59	*Open Joint Stock Company "Dolomit"*	*1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*23.07.1999*	-	-
60	*Open Joint Stock Company "Kombinat KMAruda"*	*Gubkin, Belgorod region Russian Federation*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*04.11.2004*	-	-
61	*Open Joint Stock Company "Lipetsky Gipromez "*	*1, ul. Kalinina, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*28.12.1995*	-	-

62	*Open Joint Stock Company "Severnaya Neftegazovaya Kompaniya"*	*bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*16.09.2004*	-	-
63	*Open Joint Stock Company "Stoylensky Gornoobogatitelny Kombinat "*	*The Russian Federation*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*05.05.2004*	-	-
64	*Open Joint Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya "*	*4, ul. Gaidara, Lipetsk 398008 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*14.04.2000*	-	-
65	*Open Joint Stock Company "Tuapsinsky Sea Trade Port"*	*2, ul. Maxim, Gorky, Tuapse, Krasnodarsky krai 352800 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*11.06.2004*	-	-
66	*Open Joint Stock Company bank of social development and construction "Lipetskcombank "*	*8, ul. Internatsionalnaya, Lipetsk 398600 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*07.06.2000*	-	-
67	*DanSteel A/S*	*33 Havnevey, Frederiksverk 3300 Denmark*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity*	*27.01.2006*	-	-

II. Changes in the Affiliated Parties List for the period from 01 01 2006 to 31 03 2006

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
1	*Acquisition of OJSC NLMK over 20% common equities being authorized capital of DanSteel A/S.*	*27.01.2006*	*27.01.2006*

Before change information:

2	3	4	5	6	7
DanSteel A/S	*33, Havnevey, Frederiksverk 3300 Denmark*	-	-	-	-

After change information:

2	3	4	5	6	7
DanSteel A/S	*33, Havnevey, Frederiksverk 3300 Denmark*	***The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's equity***	*27.01.2006*	-	-

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
2	***Establishment of Limited Liability Company "Gorodskaya energosbitovaya company" according to the decision of OJSC NLMK subsidiary - Limited Liability Company "Lipetskaya gorodskaya energeticheskaya company"***	***03.03.2006***	***03.03.2006***

Before change information:

Limited Liability Company "Gorodskaya energosbitovaya company" is recognized as OJSC NLMK affiliated party since the entering date of registration to Unified state register of legal persons.

After change information:

2	3	4	5	6	7
Limited Liability Company "Gorodskaya energosbitovaya company"	***23-a, Tolstoy st., Lipetsk 398001 Russia***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***19.01.2006***	-	-

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
3	***Adjustment of parties list belonging to OJSC NLMK company group on the grounds of information received by Company***	***31.03.2006***	***31.03.2006***

Before change information:

2	3	4	5	6	7
Dansteel Trading Ltd.	*32, Addison Grove, W4 1ER, London*	-	-	-	-

After change information:

2	3	4	5	6	7
Dansteel Trading Ltd.	*32, Addison Grove, W4 1ER, London*	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity***	***27.01.2006***	-	-

Before change information:

2	3	4	5	6	7
Closed Joint Stock Company "Investment Company" Libra Capital	*24/27, Sadovaya-Samotechnaya, 127051 Moscow, Russia*	-	-	*0.0007%*	*0.0007%*

After change information:

2	3	4	5	6	7
Closed Joint Stock Company "Investment Company" Libra Capital	*24/27, Sadovaya-Samotechnaya, 127051 Moscow, Russia*	*The Party belongs to the Company's Group* Grounds on which this Party belongs to the Company's Group: *the Company is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up this Party's equity*	*31.03.2006*	*0.0007%*	*0.0007%*

№	Change description	Effective date of change	Date of change entering into Affiliated Parties List
4	*Change of affiliated partyrs stake in NLMK's share capital (NLMK's shares belonged to affiliated person)*	*31.03.2006*	*31.03.2006*

Before change information:

2	3	4	5	6	7
VEFT ENTERPRISES LIMITED	***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***8.25%***	***8.25%***

After change information:

2	3	4	5	6	7
VEFT ENTERPRISES LIMITED	***1066 20, Vas. Fridericis Street, El Greco House, office 104, Nicosia, Cyprus***	***The Party belongs to the Company's Group*** **Grounds on which this Party belongs to the Company's Group:** ***the Party, jointly with other parties, is entitled to indirectly handle more than 50 % of the total votes which account for the shares making up the Company's equity***	***31.03.2005***	***9.61%***	***9.61%***

Переводчик Волокитина А.В.

Appendix to RF Ministry of Finance Order No. 10n, RF
Federal Security Market Commission Order No. 03-6/pz dd
January 29, 2003

RECEIVED
2006 AUG 22 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OJSC "NLMK"

Net Assets Valuation
as at March 31, 2006

(balance sheet valuation)

Description	Balance sheet line number	As at beginning of accounting period	As at end of accounting period
1. Assets			
1. Intangible assets	110	3,855	3,852
2. Fixed assets	120	22,547,324	22,879,401
3. Construction in progress*	130+149	12,028,145	13,315,552
4. Investments in tangible assets	135	--	--
5. Long-term and short-term investments*	140+250	58,050,442	63,282,136
6. Other non-current assets**	145+150	1,153,871	1,159,142
7. Inventories	210	15,199,227	14,533,568
8. Value added tax in assets acquired	220	2,387,494	2,639,337
9. Accounts receivable***	(230+240) минус 244	15,981,337	15,145,937
10. Cash and cash equivalents	260	11,382,710	19,778,951
11. Other current assets	270	16,504	18,186
12. Total assets (total of items 1-11)		**138,750,909**	**152,756,062**
2. Liabilities			
13. Non-current loan and credit liabilities	510	--	--
14. Other long-term liabilities****	515+520	1,191,598	1,302,581
15. Current loan and credit liabilities	610	--	--
16. Accounts payable	620	7,715,782	6,569,894
17. Income payable to participants (founders)	630	73,470	62,265
18. Future expense and payment reserves	650	--	--
19. Other current liabilities	660	--	--
20. Total liabilities valued (total of items 13-19)		**8,980,850**	**7,934,740**
21. Value of joint-stock company net assets (total assets valued (line 12), minus liabilities valued (line 20))		**129,770,059**	**144,821,322**

* - including advances secured by non-current assets
** - including deferred tax benefits
*** - excluding charter capital contributions receivable from participants (founders)
**** - including deferred tax liabilities

General Manager **I. N. Anisimov**

Chief Accountant **A. A. Sokolov**

Appendix to RF Ministry of Finance Order No. 10n, RF
Federal Security Market Commission Order No. 03-6/pz dd
January 29, 2003

OJSC "NLMK"

Net Assets Valuation
as at December 31, 2005

(balance sheet valuation)

Description	Balance sheet line number	As at beginning of accounting period	As at end of accounting period
1. Assets			
1. Intangible assets	110	4,783	3,855
2. Fixed assets	120	20,733,524	22,568,761
3. Construction in progress*	130+149	5,585,905	12,028,145
4. Investments in tangible assets	135	6,982	--
5. Long-term and short-term investments*	140+250	55,886,761	58,050,442
6. Other non-current assets**	145+150	79,273	1,165,111
7. Inventories	210	13,762,674	15,177,790
8. Value added tax in assets acquired	220	2,584,111	2,387,494
9. Accounts receivable***	minus 244	12,872,864	15,981,337
10. Cash and cash equivalents	260	2,590,278	11,382,710
11. Other current assets	270	17,722	16,505
12. Total assets (total of items 1-11)		**114,124,877**	**138,762,150**
2. Liabilities			
13. Non-current loan and credit liabilities	510	--	--
14. Other long-term liabilities****	515+520	921,261	1,202,839
15. Current loan and credit liabilities	610	--	--
16. Accounts payable	620	7,630,524	8,765,972
17. Income payable to participants (founders)	630	182,602	73,470
18. Future expense and payment reserves	650	--	--
19. Other current liabilities	660	--	--
20. Total liabilities valued (total of items 13-19)		**8,734,387**	**10,042,281**
21. Value of joint-stock company net assets (total assets valued (line 12), minus liabilities valued (line 20))		**105,390,490**	**128,719,869**

* - including advances secured by non-current assets
** - including deferred tax benefits
*** - excluding charter capital contributions receivable from participants (founders)
**** - including deferred tax liabilities

General Manager **V. P. Nastich**

Chief Accountant **A. A. Sokolov**

Appendix to RF Ministry of Finance Order No. 10n, RF
Federal Security Market Commission Order No. 03-6/pz dd
January 29, 2003

OJSC "NLMK"

Net Assets Valuation
as at September 30, 2005

(balance sheet valuation)

Description	Balance sheet line number	As at beginning of accounting period	As at end of accounting period
1. Активы			
1. Intangible assets	110	4,783	4,092
2. Fixed assets	120	20,733,524	21,560,691
3. Construction in progress*	130+149	5,585,905	10,909,567
4. Investments in tangible assets	135	6,982	--
5. Long-term and short-term investments*	140+250	55,886,761	68,652,949
6. Other non-current assets**	145+150	79,273	1,153,596
7. Inventories	210	13,762,674	14,619,047
8. Value added tax in assets acquired	220	2,584,111	2,132,379
9. Accounts receivable***	(230+240) minus 244	12,872,864	14,081,596
10. Cash and cash equivalents	260	2,590,278	3,392,361
11. Other current assets	270	17,722	17,600
12. Total assets (total of items 1-11)		**114,124,877**	**136,523,878**
2. Liabilities			
13. Non-current loan and credit liabilities	510	--	--
14. Other long-term liabilities****	515+520	921,261	1,141,549
15. Current loan and credit liabilities	610	--	--
16. Accounts payable	620	7,630,524	7,287,770
17. Income payable to participants (founders)	630	182,602	54,317
18. Future expense and payment reserves	650	--	--
19. Other current liabilities	660	--	--
20. Total liabilities valued (total of items 13-19)		**8,734,387**	**8,483,636**
21. Value of joint-stock company net assets (total assets valued (line 12), minus liabilities valued (line 20))		**105,390,490**	**121,569,853**

* - including advances secured by non-current assets
** - including deferred tax benefits
*** - excluding charter capital contributions receivable from participants (founders)
**** - including deferred tax liabilities

General Manager — **V. P. Nastich**

Chief Accountant — **A. A. Sokolov**

Appendix to RF Ministry of Finance Order No. 10n, RF
Federal Security Market Commission Order No. 03-6/pz dd
January 29, 2003

OJSC "NLMK"

Net Assets Valuation
as at June 30, 2005

(balance sheet valuation)

Description	Balance sheet line number	As at beginning of accounting period	As at end of accounting period
1. Assets			
1. Intangible assets	110	4,783	4,199
2. Fixed assets	120	20,733,524	20,775,985
3. Construction in progress*	130+149	5,585,905	9,236,374
4. Investments in tangible assets	135	6,982	--
5. Long-term and short-term investments*	140+250	55,886,761	66,998,234
6. Other non-current assets**	145+150	79,273	92,164
7. Inventories	210	13,762,674	16,693,025
8. Value added tax in assets acquired	220	2,584,111	1,557,902
9. Accounts receivable***	(230+240) minus 244	12,872,864	17,688,551
10. Cash and cash equivalents	260	2,590,278	2,063,124
11. Other current assets	270	17,722	17,688
12. Total assets (total of items 1-11)		**114,124,877**	**135,127,246**
2. Liabilities			
13. Non-current loan and credit liabilities	510	--	--
14. Other long-term liabilities****	515+520	921,261	1,237,678
15. Current loan and credit liabilities	610	--	--
16. Accounts payable	620	7,630,524	7,547,267
17. Income payable to participants (founders)	630	182,602	4,772,448
18. Future expense and payment reserves	650	--	--
19. Other current liabilities	660	--	--
20. Total liabilities valued (total of items 13-19)		**8,734,387**	**13,557,393**
21. Value of joint-stock company net assets (total assets valued (line 12), minus liabilities valued (line 20))		**105,390,490**	**121,569,853**

* - including advances secured by non-current assets
** - including deferred tax benefits
*** - excluding charter capital contributions receivable from participants (founders)
**** - including deferred tax liabilities

General Manager **V. P. Nastich**

Chief Accountant **A. A. Sokolov**

Appendix to RF Ministry of Finance Order No. 10n, RF
Federal Security Market Commission Order No. 03-6/pz dd
January 29, 2003

OJSC "NLMK"

Net Assets Valuation
as at March 31, 2005

(balance sheet valuation)

Description	Balance sheet line number	As at beginning of accounting period	As at end of accounting period
1. Assets			
1. Intangible assets	110	4,783	4,511
2. Fixed assets	120	20,733,524	20,614,554
3. Construction in progress*	130+149	5,585,905	7,317,314
4. Investments in tangible assets	135	6,982	--
5. Long-term and short-term investments*	140+250	55,886,761	58,929,075
6. Other non-current assets**	145+150	79,273	89,684
7. Inventories	210	13,762,674	14,574,667
8. Value added tax in assets acquired	220	2,584,111	2,334,226
9. Accounts receivable***	(230+240) minus 244	12,872,864	18,357,741
10. Cash and cash equivalents	260	2,590,278	2,542,109
11. Other current assets	270	17,722	17,551
12. Total assets (total of items 1-11)		**114,124,877**	**124,781,432**
2. Liabilities			
13. Non-current loan and credit liabilities	510	--	--
14. Other long-term liabilities****	515+520	921,261	1,061,965
15. Current loan and credit liabilities	610	--	--
16. Accounts payable	620	7,630,524	7,159,851
17. Income payable to participants (founders)	630	182,602	115,306
18. Future expense and payment reserves	650	--	--
19. Other current liabilities	660	--	--
20. Total liabilities valued (total of items 13-19)		**8,734,387**	**8,337,122**
21. Value of joint-stock company net assets (total assets valued (line 12), minus liabilities valued (line 20))		**105,390,490**	**116,444,310**

* - including advances secured by non-current assets
** - including deferred tax benefits
*** - excluding charter capital contributions receivable from participants (founders)
**** - including deferred tax liabilities

General Manager **V. P. Nastich**

Chief Accountant **A. A. Sokolov**

INFORMATION ON SIGNIFICANT EVENT
"INFORMATION ON CHARGED AND (OR) PAID DIVIDENDS OF THE ISSUER"

1. General

1.1. Full name of the Issuer: ***Open Joint-stock company "Novolipetsk Steel"***
1.2. Abbreviation of the Issuer: ***NLMK***
1.3. Location of the Issuer: ***the Russian Federation***
1.4. OGRN of the Issuer: ***1024800823123***
1.5. ID number of tax payer: ***4823006703***
1.6. Unique code of the issuer assigned by a registering body: ***00102-A***
1.7. Web-site where significant information is disclosed:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Name of periodicals used by the Issuer for publication of its information on significant events: ***newspaper "Gazeta MG", "Supplement to Federal Service on Securities Markets Bulletin"***
1.9. Code of a significant event: ***0600102A06062006***

2. Content

2.1. Type, series and other IDs of securities: ***common stock***
2.2. State registration number of securities issue (extra issue), date of state registration: ***1-01-00102-A dd. 09.04.2004.***
2.3. Name of registrar: ***Federal Commission on Securities Market***
2.4. Issuer's management body, which made a decision on payment of dividends: ***Annual General Shareholders' Meeting of Novolipetsk Steel upon 2005 performance***
2.5. Date of a decision to pay dividends: ***06.06.2006.***
2.6. Date of the Minutes of Issuer's authorized management body meeting at which a decision on payment of dividends was made: ***06.06.2006.***
2.7. Total dividends charged for shares of a certain type: ***17,979,681,720 (Seventeen billion nine hundred seventy nine million six hundred eighty one thousand seven hundred and twenty) rubles for common stock of the Company. Taking into account intermediary dividends of 5,993,227,240 (Five billion nine hundred ninety three million two hundred twenty seven thousand two hundred and forty) rubles paid for the first six months of 2005, 11,986,454,480 (Eleven billion nine hundred eighty six million four hundred fifty four thousand four hundred and eighty) rubles are to be paid additionally.***
Dividends per one Issuer's share of a certain type: ***RR 3 per common share. Taking into account intermediary dividends of RR 1 per a common share for the first six months of 2005, RR 2 per one common share should be paid additionally.***
2.8. Form of payment: ***cash.***
2.9. Date on which liability to pay dividends is due, and should a liability to pay dividends be due within a certain period, then expiry date of that period: ***before 4 September 2006.***
2.10. Total dividends paid for Issuer's shares of a certain type: ***5,974,541,149 (Five billion nine hundred seventy four million five hundred forty one thousand one hundred and forty nine) rubles.***

3. Signature

3.1. ***Authorized representative of NLMK on the basis of Power of Attorney # 8 dd. 10.01.2006***

______________________ (signature) ***Loskutov V.A.***

3.2. ***Date "07" June 2006***

Stamp

STATEMENT OF MATERIAL FACT
"INFORMATION ON GENERAL MEETINGS' DECISIONS"

1. General Information

1.1. Full name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. Abbreviated name of the issuer: ***OJSC "NLMK"***
1.3. Domicile: ***Russian Federation***
1.4. OGRN (Principal State Registration Number) of the issuer: ***1024800823123***
1.5. INN (Taxpayer's Identification Number): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website used by the issuer for information disclosure purposes: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Periodical(s) used by the issuer to publish information: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Code of material fact: ***1000102A06062006***

2. Statement Content

2.1. Type of the general meeting: ***annual***
2.2. Way of holding the general meeting: ***meeting***
2.3. Date and venue of the general meeting: ***June 06, 2006; Headquarters of OJSC "NLMK", 2, pl. Metallurgov, 398040 Lipetsk, Russia.***
2.3. Quorum of the general meeting: ***The total number of votes possessed by the persons on the list of persons entitled to participate in the general shareholders' meeting of the Company (as of April 18, 2006) - 5 993 227 240. The number of votes of the meeting participants – 5 792 813 575, which makes 96,656% of the total number of Company's voting shares. The meeting of the shareholders is authorized to take decisions on all issues of the agenda without exception.***

2.4. Issues put to vote and voting results:

1. On approval of the Company's 2005 Annual Report, annual financial statement including P&L statement, as well as distribution of the Company's profit (incl. dividend payment) and loss in the financial year 2005.

1.1. To approve the Company's 2005 Annual Report, annual financial statement, P&L statement, distribution of the Company's profit and loss in the financial year 2005.

Voting results:
"For" - 5 315 939 769 votes, which makes 91,77% of the total number of votes of the meeting participants.
"Against" – 0 votes, which makes 0,00% of the total number of votes of the meeting participants.
"Abstained" - 467 326 votes, which makes 0,01% of the total number of votes of the meeting participants.

1.2. To declare payment of dividends on placed common shares for the year of 2005 by

monetary funds in the amount of 3 rubles per common share. Considering the interim dividends paid for Q1 2005 in the amount of 1 ruble per common share, to pay additionally 2 rubles per common share. The dividends shall be paid till September 4, 2006 by funds transfer:

- *for legal entities (shareholders) – by cashless transfer of funds according to payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;*
- *for individuals – employees of OJSC "NLMK" (shareholders) – by cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;*
- *for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to bank account details specified in the questionnaire of the registered individual kept by the Company's Registrar or in cash at the cash desk of OJSC "Lipetskcombank").*

Voting results:
"For" - 5 431 554 454 votes, which makes 93,76% of the total number of votes of the meeting participants.
"Against" – 1001 votes, which makes 0,00% of the total number of votes of the meeting participants.
"Abstained" - 261 261 votes, which makes 0,00% of the total number of votes of the meeting participants.

2. On approval of the Company documents in new revision.

2.1. On approval of the Company Charter in new revision.

Voting results:
"For" - 5 427 257 898 votes, which makes 93,69% of the total number of votes of the meeting participants.
"Against" – 641 063 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 4 030 840 votes, which makes 0,07% of the total number of votes of the meeting participants.

2.2. On approval of the Regulations on the Company Board of Directors in new revision.

Voting results:
"For" - 5 423 698 803 votes, which makes 93,63% of the total number of votes of the meeting participants.
"Against" – 648 070 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 7 437 809 votes, which makes 0,13% of the total number of votes of the meeting participants.

2.3. On approval of the Regulations on the Company Management Board in new revision.

Voting results:
"For" - 5 423 640 194 votes, which makes 93,63% of the total number of votes of the meeting participants.

"Against" – 1 832 064 votes, which makes 0,03% of the total number of votes of the meeting participants.
"Abstained" - 6 408 976 votes, which makes 0,11% of the total number of votes of the meeting participants.

2.4. On approval of the Corporate Governance Code of the Company in new revision.

Voting results:
"For" - 5 424 157 215 votes, which makes 93,64% of the total number of votes of the meeting participants.
"Against" – 672 094 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 7 007 400 votes, which makes 0,12% of the total number of votes of the meeting participants.

2.5. On approval of the Company Dividend Policy in new revision.

Voting results:
"For" - 5 408 190 140 votes, which makes 93,36% of the total number of votes of the meeting participants.
"Against" – 611 033 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 6 897 961 votes, which makes 0,12% of the total number of votes of the meeting participants.

3. On election of the members of the Company Board of Directors.
(cumulative voting)

Voting results:
"Against all nominees" - 1 199 196 votes, which makes 0,002% of the total number of votes of the meeting participants.
"Abstained" – 30 470 940 votes, which makes 0,058% of the total number of votes of the meeting participants.
Affirmative votes were distributed in the following way:

1). Oleg Vladimirovich Bagrin – 5 841 211 484 votes, which makes 11,20% of the total number of votes of the meeting participants.

2). Nikolai Alexeevich Gagarin – 5 190 708 333 votes, which makes 9,96% of the total number of votes of the meeting participants.

3). Dmitry Aronovich Gindin – 4 370 210 652 votes, which makes 8,38% of the total number of votes of the meeting participants.

4). Karl Doering
– 4 094 305 578 votes, which makes 7,85% of the total number of votes of the meeting participants.

5). Oleg Vladimirovich Kiselyov – 73 034 504 votes, which makes 0,14% of the total number of votes of the meeting participants.

6). Alexey Alexeevich Lapshin – 84 311 824 votes, which makes 0,16% of the total number of votes of the meeting participants.

7). Vladimir Sergeevich Lisin – 9 388 317 309 votes, which makes 18,01 of the total number of votes of the meeting participants.

8). Nikolai Pavlovich Lyakishev – 4 371 889 721 votes, which makes 8,39% of the total number of votes of the meeting participants.

9). Randolph Reynolds – 4 459 788 084 votes, which makes 8,55% of the total number of votes of the meeting participants.

10). Vladimir Nikolayevich Skorokhodov – 5 329 778 215 votes, which makes 10,22% of the total number of votes of the meeting participants.

11). Vyacheslav Petrovich Fyodorov – 70 685 518 votes, which makes 0,14% of the total number of votes of the meeting participants.

12). Igor Petrovich Fyodorov – 5 243 184 322 votes, which makes 10,06% of the total number of votes of the meeting participants.

4. On election of President (Chairman of Management Board) of the Company.

Voting results:
"For" - 5 425 949 567 votes, which makes 93,667% of the total number of votes of the meeting participants.
"Against" - 408 612 votes, which makes 0,007% of the total number of votes of the meeting participants.
"Abstained" - 6 288 350 votes, which makes 0,109% of the total number of votes of the meeting participants.

5. On election of the members of the Company Audit Commission.

1). Valery Serafimovich Kulikov
Voting results:
"For" - 5 423 492 500 votes, which makes 93,62% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 116 319 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 5 065 566 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

2). Natalia Vladimirovna Kurasevich
Voting results:
"For" - 5 422 737 745 votes, which makes 93,61% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 289 294 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.

"Abstained" – 5 153 857 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

3). Igor Alexandrovich Matsak
Voting results:
"For" - 201 773 436 votes, which makes 3,48% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 4 265 675 176 votes, which makes 73,64% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 960 676 222 votes, which makes 16,58% of the total number of votes of the meeting participants, entitled to vote on the issue.

4). Olga Nikolayevna Savushkina
Voting results:
"For" - 5 423 709 470 votes, which makes 93,63% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 147 152 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 4 992 490 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

5). Galina Ivanovna Shipilova
Voting results:
"For" - 5 422 952 076 votes, which makes 93,62% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 153 158 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 4 979 477 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

6. On approval of the Company Auditor.

6.1. To approve CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, as OJSC "NLMK" Auditor.

Voting results:
"For" - 5 427 759 707 votes, which makes 93,70% of the total number of votes of the meeting participants.
"Against" - 714 137 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" – 2 260 475 votes, which makes 0,04% of the total number of votes of the meeting participants.

6.2. To entrust CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP).

Voting results:

"For" - 5 428 861 605 votes, which makes 93,72% of the total number of votes of the meeting participants.
"Against" - 751 177 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" – 2 413 603 votes, which makes 0,04% of the total number of votes of the meeting participants.

7. On payment of remunerations to the members of the Company Board of Directors.

Voting results:
"For" - 5 421 150 053 votes, which makes 93,584% of the total number of votes of the meeting participants.
"Against" - 1 833 287 votes, which makes 0,032% of the total number of votes of the meeting participants.
"Abstained" – 9 402 920 votes, which makes 0,162% of the total number of votes of the meeting participants.

8. On participation of the Company as a member of the international association "International Iron and Steel Institute".

Voting results:
"For" - 5 431 460 733 votes, which makes 93,762% of the total number of votes of the meeting participants.
"Against" - 66 066 votes, which makes 0,001% of the total number of votes of the meeting participants.
"Abstained" – 1 009 603 votes, which makes 0,017% of the total number of votes of the meeting participants.

2.5. Decisions taken by the General Meeting:

On issue No. the following decisions have been made:
1.1. To approve the Company's 2005 Annual Report, annual financial statement, P&L statement, distribution of the Company's profit and loss in the financial year 2000;
1.2. To declare dividends on placed common shares for the year of 2005 by monetary funds in the amount of 3 rubles per common share. Considering the interim dividends paid for Q1 2005 in the amount of 1 ruble per common share, to pay additionally 2 rubles per common share. The dividends shall be paid till September 4, 2006 by funds transfer:

- *for legal entities (shareholders) – by cashless transfer of funds according to payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;*
- *for individuals – employees of OJSC "NLMK" (shareholders) – by cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;*
- *for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to bank account details specified in the questionnaire of the registered individual kept by the Company's Registrar or in cash at the cash desk of OJSC "Lipetskcombank").*

On issue No. 2 the following decisions have been made:

2.1. To approve the Charter of OJSC "NLMK" in new revision.
2.2. To approve the Regulations on the Board of Directors of OJSC "NLMK" in new revision.
2.3. To approve the Regulations on the Management Board of OJSC "NLMK" in new revision.
2.4. To approve the Corporate Governance Code of OJSC "NLMK" in new revision.
2.5. To approve the Dividend Policy of OJSC "NLMK" in new revision.

On issue No. 3:
The following members of OJSC "NLMK" Board of Directors have been elected:

1. *Vladimir Sergeevich Lisin*
2. *Oleg Vladimirovich Bagrin*
3. *Vladimir Nikolayevich Skorokhodov*
4. *Igor Petrovich Fyodorov*
5. *Nikolai Alexeevich Gagarin*
6. *Randolph Reynolds*
7. *Nikolai Pavlovich Lyakishev*
8. *Dmitry Aronovich Gindin*
9. *Karl Doering*

On issue No. 4 the following decision has been made:
To elect Alexey Alexeevich Lapshin President (Chairman of the Management Board) of the Company.

On issue No. 5:
The following members of the Company Audit Commission have been elected: Valery Serafimovich Kulikov, Natalia Vladimirovna Kurasevich, Olga Nikolayevna Savushkina, Galina Ivanovna Shipilova.

On issue No. 6 the following decisions have been made:
6.1. To approve CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, as OJSC "NLMK" Auditor.
6.2. To entrust CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP).

On issue No.7 the following decision has been made:
To uphold the decision of remunerations payment to the members of the Board of Directors of OJSC "NLMK".

On issue No. 8 the following decision has been made:
To uphold the decision of participation of OJSC "NLMK" as a member of the international association "International Iron and Steel Institute".

3. Signature

3.1. ***Authorized proxy***
OJSC "NLMK"
dd. 10.01.2006 No. 8

____________________ ***V.A. Loskutov***
(signature)

3.2. ***Date June 07, 2006.***

MATERIAL FACT STATEMENT
"DATA ON FACTS THAT LED TO A ONE-OFF INCREASE (DECREASE) IN THE ISSUER'S NET PROFIT OR NET LOSS BY MORE THAN 10 %"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0300102A28042006***

2. Content of Statement

2.1. Facts that led to a one-off increase in the issuer's net profit by more than 10%: ***Net profit of OJSC "NLMK" has increased mainly due to the sale of its shareholding in OJSC "Lebedinsky GOK".***
2.2. Date of facts that led to a one-off increase in the issuer's net profit by more than 10%: ***28.04.2006***
2.3. Net profit of the issuer in the reporting period (quarter, year) preceding the reporting period, when the respective facts occurred: ***Q4 2005 – 7,724 m rubles.***
2.4. Net profit of the issuer in the reporting period (quarter, year), when the respective facts occurred: ***Q1 2006 – 15,053.8 m rubles.***
2.5. Change of the issuer's net profit in absolute and percentage terms: ***Net profit in Q1 2006 has increased against net profit in Q4 2005 by 7,329.8 m rubles or by 94.9%.***

For the purposes of calculation the net profit (net loss) value "for the reporting period" (quarter, year) for the 1st reporting period shall be equal to the amount shown in the line "Net profit (retained earnings (loss)) for the reporting period" of Profit and Loss Account (form No.2 of accounting statements), and for further reporting periods, respectively – to the difference between the amounts shown in lines "Net profit (retained earnings (loss)) for the reporting period" of Profit and Loss Account (form No.2 of accounting statements) for the reporting period and the previous one.

3. Signatures

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" _________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "02" May 2006*** Stamp

3.3. ***Director for Accounting – Chief Accountant***
Open Joint-Stock Company
"Novolipetsk Steel" _________________________ ***A.A. Sokolov***
(signature)

3.3. ***Date "02" May 2006***

MATERIAL FACT STATEMENT
"DATA ON FACTS THAT LED TO A ONE-OFF INCREASE (DECREASE) IN THE ISSUER'S ASSET VALUE BY MORE THAN 10 %"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0200102A28042006***

2. Content of Statement

2.1. Fact that led to a one-off increase in the issuer's asset value by more than 10%: ***The main factor of the increase in asset value of OJSC "NLMK" has been the increase in equity due to net profit obtained in Q1 2006.***
2.2. Date of fact that resulted in a one-off increase or decrease in the issuer's asset value by more than 10%: ***28.04.2006.***
2.3. Asset value of the issuer as at the end of the reporting period (quarter, year) preceding the reporting period, when the respective fact occurred: ***as at 31.12.2005 – 138,750.9 m rubles.***
2.4. Asset value of the issuer as at the end of the reporting period (quarter, year), when the respective fact occurred: ***as at 31.03.2006 – 152,756.1 m rubles.***
2.5. Change in the issuer's asset value in absolute and percentage terms: ***Asset value of OJSC "NLMK" as at 31.03.2006 has increased against the level of 31.12.2005 by 14,005.2 m rubles or by 10.1%.***

3. Signatures

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***V.P. Nastich***
(signature)

3.2. ***Date "02" May 2006*** Stamp

3.3. ***Director for Accounting – Chief Accountant***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***A.A. Sokolov***
(signature)

3.3. ***Date "02" May 2006***

MATERIAL FACT STATEMENT
"CLOSING DATES OF THE ISSUER'S REGISTER"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0800102A17042006***

2. Content of Statement

2.1. Kind, category (type), series and other identifications of registered securities: ***common registered book-entry shares.***
State registration number: ***1-01-00102-A***
Date of state registration: ***09.04.2004***
2.2. Objective of compiling a list of registered security holders: ***for the purpose of the annual general shareholders' meeting of Open Joint-Stock Company "Novolipetsk Steel", which will take place on 6 June 2006 in the form of a meeting.***
2.3. Effective date of the list of registered security holders: ***00:00, 18 April 2006.***
2.4. Date of compiling and number of the Minutes of the issuer's authorized body meeting (session), where the decision on the date of compiling a list of registered security holders of the issuer was taken: ***17 April 2006, Minutes No.141 of the Board of Directors meeting of OJSC "NLMK".***

3. Signature

3.1. ***Acting Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________ ***I.N. Anisimov***
(signature)

3.2. ***Date "18" April 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

Decisions taken by the Board of Directors (Supervisory Board) of the joint-stock company:

2.1. Date of meeting of the joint-stock company's Board of Directors (Supervisory Board), where the respective decisions were taken: ***17.04.2006.***
2.2. Date and number of the Minutes of the joint-stock company's Board of Directors (Supervisory Board) meeting, where the respective decisions were taken: ***17.04.2006, Minutes No. 141.***
2.3. Content of decisions taken by the joint-stock company's Board of Directors (Supervisory Board):

I). To approve the decision on convocation of the annual general shareholders' meeting of OJSC "NLMK" on the results of 2005 on 6 June 2006 in the form of a meeting.

II). To compile a list of persons entitled to participate in the general shareholders' meeting of OJSC "NLMK" based on the Register of Registered Security Holders of OJSC "NLMK" as at 00:00, 18 April 2006.

III). To approve the agenda of the annual general shareholders' meeting of OJSC "NLMK" on the results of 2005 in the proposed revision.

1. On approval of the Company's 2005 Annual Report, annual accounting statements, including the Company's profit and loss account, as well as distribution of the Company's profit (including dividend payment) and loss based on the results of 2005.
2. On approval of the Company's documents in new revision.
2.1. On approval of the Company Charter in new revision.
2.2. On approval of Regulations on the Company's Board of Directors in new revision.
2.3. On approval of Regulations on the Company's Management Board in new revision.
2.4. On approval of the Company's Corporate Governance Code in new revision.
2.5. On approval of the Company's Dividend Policy in new revision.
3. On election of members of the Company's Board of Directors.

4. On election of President (Chairman of the Management Board) of the Company.
5. On election of members of the Company's Audit Commission.
6. On approval of the Company's Auditor.
7. On remunerations to the members of the Company's Board of Directors.
8. On the Company's participation in the international association "International Iron and Steel Institute" ("IISI") as its member.

IV). To recommend to the general shareholders' meeting to approve the decision on declaration of dividends for the year of 2005 on placed common shares in cash in the amount of 3 rubles per common share. Considering the interim dividends in the amount of 1 ruble per common share paid for 1H 2005, to make an additional payment of 2 rules per common share.
Distribution of dividends shall be effected before 4 September 2006 by transfer of funds:
- for legal entities (shareholders) – cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;
- for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;
- for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").

V). To approve draft documents and arrangements related to the annual general shareholders' meeting of OJSC "NLMK" on the results of 2005 and preparation thereto.

3. Signature

3.1. *Acting Director General*
Open Joint-Stock Company
"Novolipetsk Steel" ________________ *I.N. Anisimov*
(signature)

3.2. *Date "18" April 2006* Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On disclosure of annual consolidated financial (accounting) statements, issued in line with the generally accepted accounting principles of the USA (US GAAP):

2.1. Type of financial (accounting) statements of the issuer and underlying reporting period: ***consolidated financial statements issued in line with the generally accepted accounting principles of the USA, 2005.***
2.2. Date of sending (providing) the financial (accounting) statements to the respective authority (organization), regulating the foreign security market, foreign organizer of trade in the security market and/or other organizations in accordance with foreign law for the purpose of their disclosure to the general public: ***18 April 2006.***
2.3. Financial accounting standards used in the preparation of the issuer's financial (accounting) statements: ***US GAAP***
2.4. Full trade name of the auditing organization: ***Closed Joint-Stock Company "PricewaterhouseCoopers Audit"***
Location of the auditor: ***bld.5, 52, Kosmodamianskaya naberezhnaya, 115054 Moscow.***

Information on the auditing license:
License No.: ***E000376***
Date of issue: ***20.05.2002***
Validity: ***5 years***
Licensing authority: ***Ministry of Finance of the Russian Federation***

3. Signature

3.1. ***Acting Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ______________ ***I.N. Anisimov***
(signature)

3.2. ***Date "18" April 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "Altay – Koks"***
2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Zarinsk, Altay Area, Russia***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***4.40%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***4.40%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***86.95%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***86.95%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***03.04.2006.***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***V.P. Nastich***
(signature)

3.2. ***Date "04" April 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, whose common shares have been purchased by the joint-stock company: ***Kuzbass Asset Holdings Limited***
2.2. Location of the commercial organization, whose common shares have been purchased by the joint-stock company: ***offices 41/42, Victoria House, 26, Main Street, Gibraltar***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***0%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***0%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***100%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***100%***
2.7. Date of changing the shareholding of the joint-stock company in the authorized capital of the a/m organization: ***03.04.2006.***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "04" April 2006*** Stamp

MATERIAL FACT STATEMENT
"DATA ON FACTS THAT LED TO A ONE-OFF INCREASE (DECREASE) IN THE ISSUER'S NET PROFIT OR NET LOSS BY MORE THAN 10 %"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0300102A31032006***

2. Content of Statement

2.1. Facts that led to a one-off increase in the issuer's net profit by more than 10%: ***improvement of profit on sales mainly due to lower raw material prices and a better situation in the world steel market.***
2.2. Date of facts that led to a one-off increase in the issuer's net profit by more than 10%: ***31.03.2006.***
2.3. Net profit of the issuer in the reporting period (quarter, year) preceding the reporting period, when the respective facts occurred: ***Q3 2005 – 6,467.8 m rubles.***
2.4. Net profit of the issuer in the reporting period (quarter, year), when the respective facts occurred: ***Q4 2005 – 7,724 m rubles.***
2.5. Change of the issuer's net profit in absolute and percentage terms: ***Net profit in Q4 2005 has increased against net profit in Q3 2005 by 1,256.2 m rubles or by 19.4%.***

For the purposes of calculation the net profit (net loss) value "for the reporting period" (quarter, year) for the 1st reporting period shall be equal to the amount shown in the line "Net profit (retained earnings (loss)) for the reporting period" of Profit and Loss Account (form No.2 of accounting statements), and for further reporting periods, respectively – to the difference between the amounts shown in lines "Net profit (retained earnings (loss)) for the reporting period" of Profit and Loss Account (form No.2 of accounting statements) for the reporting period and the previous one.

3. Signatures

3.1. *Director General*
Open Joint-Stock Company
"Novolipetsk Steel" ________________________ *V.P. Nastich*
(signature)

3.2. *Date "03"April 2006* Stamp

3.3 *Director for Accounting – Chief Accountant*
Open Joint-Stock Company
"Novolipetsk Steel" __________________ *A.A. Sokolov*
(signature)

3.3. *Date "03"April 2006*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "KMAruda"***
2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Gubkin, Belgorod Region, Russia***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***58.26%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***58.26%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***76.26%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***76.26%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***16.03.2006***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***V.P. Nastich***
(signature)

3.2. ***Date "17"March 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "Lipetsk Energy Managing Company" (the organization has been liquidated in accordance with the decision of its general shareholders' meeting).***
2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***33, ul. 50 let NLMK, 398001 Lipetsk, Russia***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***14.11%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***14.11%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***0%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***0%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***07.02.2006*** (Date, when OJSC "NLMK" received a copy of the Certificate of making an entry in the Unified State Register of Legal Entities on liquidation of a legal entity: ***21.02.2006***).

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ______________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "22" February 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "KMAruda"***
2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Gubkin, Belgorod Region, Russia***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***32.89%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***32.89%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***58.26%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***58.26%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***20.02.2006***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "21" February 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, whose common shares have been purchased by the joint-stock company: ***DanSteel A/S***
2.2. Location of the commercial organization, whose common shares have been purchased by the joint-stock company: ***Havneveg 33, 3300 Frederiksvaerk, Denmark***
2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***0%***
2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***0%***
2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***100%***
2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***100%***
2.7. Date of changing the shareholding of the joint-stock company in the authorized capital of the a/m organization: ***27.01.2006***

3. Signature

3.1. ***Acting Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ______________________ ***I.N. Anisimov***
(signature)

3.2. ***Date "27" January 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "Lebedinsky Mining and Processing Plant"***

2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Gubkin, 309510 Belgorod Region, Russia***

2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***11.96%***

2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***11.96%***

2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***0%***

2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***0%***

2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***18.01.2006***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ______________________ ***V.P. Nastich***
(signature)

3.2. ***Date "19" January 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder owning not less than 5% of the joint-stock company's common shares and on changing the percentage of the joint-stock company's common shares held by such shareholder, if this percentage becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of his/her common shares:

2.1. Full trade name (for legal entities – commercial organizations) of the joint-stock company's shareholder: ***VEFT ENTERPRISES LIMITED***
2.2. Common shares of the joint-stock company held by the a/m entity before the change: ***16.31%***
2.3. Common shares of the joint-stock company held by the a/m entity after the change: ***8.25%***
2.4. Date, when the joint-stock company was informed of the change in percentage of common shares held by the a/m entity: ***10.01.2006***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***V.P. Nastich***
(signature)

3.2. ***Date "11" January 2006*** Stamp

INFORMATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID INCOME ON ISSUER'S SECURITIES" and
" DATA ON THE PERIOD OF OBLIGATION FULFILLMENT OF THE ISSUER TO OWNERS OF SECURITIES"

1. General information

1.1. The Issuer's full name: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. The Issuer's abbreviated name: ***NLMK***
1.3. Domicile: ***the Russian Federation***
1.4. The Issuer's OGRN: ***1024800823123***
1.5. The Issuer's INN: ***4823006703***
1.6. The Issuer's unique code assigned by the registering authority: ***00102-A***
1.7. Internet web-site used by the Issuer to disclose information: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Titles of periodicals used by the Issuer to publish information: ***newspaper "MG Newspaper", "Supplement to Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0600102A25122005, 0900102A25122005***

2. Content

2.1. Kind, category (type), series and other identification features of the securities: ***common registered non-documentary shares.***
2.2. The State registering number of the issue (additional issue) of securities, the date of the state registration: ***1-01-00102-A dd 09.04.2004.***
2.3. The name of the registering authority performed the state registration of the securities issue (additional issue): ***Federal Commission on securities market.***
2.4. The Issuer's management authority taken a decision to pay (declare) dividends on the Issuer's shares: Extraordinary ***General Meeting of shareholders of Open Joint Stock Company "Novolipetsk Steel"***
2.5. The decision making date for dividend payment (declaration) on the Issuer's shares: ***26.09.2005.***
2.6. The date of the Protocol on the meeting (session) of the Issuer's management authority taken decision about dividend payment (declaration) on the Issuer's shares: ***27.09.2005.***
2.7. Total amount of dividend accrued on the Issuer's shares of a certain category (type):
5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) rubles per common shares of the Company.
Divided amount accrued on the Issuer's shares of a certain category (type):
1 (one) ruble per one common share of the Company.
2.8. Form of income paid on the Issuer's securities: ***monetary funds.***
2.9. The date of obligation fulfillment on the Issuer's securities income payment, and in case if obligation on the securities income payment is to be fulfilled by the Issuer within a specified period (period of time), - the expire date of this period: ***before December 25 of 2005.***
2.10. The Issuer's contents of obligation, and in case of monetary obligation or other type of obligation which may be expressed in money terms, - the amount of such obligation in money

terms: ***To pay dividends according to the results of the first six months of 2005 on distributed common shares of OJSC "NLMK" by cash means in a quantity of 1 ruble per one common share. Dividends shall be paid before December 25 of 2005 by transfer of the money:***

- for legal persons (the shareholders) – on their Bank's account;

-for physical persons – the employees of OJSC "NLMK" (the shareholders) – concurrently with the salary payment;

- for other physical persons (the shareholders) – through OJSC "Lipetskcombank".

2.11. A fact of obligation fulfillment or obligation violation (default) of the Issuer:

As for December 25 of 2005 the amount of the dividends paid on the common shares of the Company in accordance with the results of the first half of 2005 totals 5 961 825 426 (five billion nine hundred sixty one million eight hundred twenty five thousand four hundred twenty six) rubles.

2.12. In case if the Issuer fails to fulfill its obligation – show the reason of the default, and as regards monetary obligation or other obligations which may be expressed in money terms, - show the amount of such obligations in money terms, in which it is not executed:

The amount of accrued dividends but not paid on the common shares of the Company according to the results of the first half of 2005 is 31 401 814 (thirty one million four hundred and one thousand eight hundred fourteen) rubles.

The reason of dividend unpaid: Persons included in a List of persons having the right to get dividends without cash transfer did not give information about the Bank's details to OJSC "NLMK"'s Register of the shareholders; besides some of the shareholders did not come to receive the dividends in cash to OJSC "Lipetskcombank".

3. Signature

3.1. ***Director General***
Open Joint Stock Company
«Novolipetsk Steel» ________________ ***V. P. Nastich***
(signature)

3.2. ***Date December «26», 2005.*** *Stamp*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes: **www.nlmk.ru/rus/index/quarterindex.php3**

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization whose common shares the joint-stock company has purchased: ***Open Joint-Stock Company "Lipetsk Power Supply Lines" (as a result of reorganization of Open Joint-Stock Energy and Electrification Company "Lipetskenergo" there occurred a detachment of Open Join-Stock Company "Lipetsk Power Supply Lines". 14,11% of common nominal non-documentary shares thereof were distributed in favour of OJSC "NLMK" being the owner of the same part of shares in the authorized capital of OJSC "Lipetskenergo").***

2.2. Location of the commercial organization whose common shares have been purchased by the joint-stock company: ***66, ul. Sovetskaya, Lipetsk 398001, Russia.***

2.3. Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***0%***

2.4. Common shares of the a/m organization held by the joint-stock company before the change: ***0%***

2.5. Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***14,11%***

2.6. Common shares of the a/m organization held by the joint-stock company after the change: ***14,11%***

2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***10.11.2005*** (the date of receipt of the documents confirming the registration of issue and report on the results of an issue of common nominal non-documentary shares of Open Joint-Stock Company "Lipetsk Power Supply Lines": ***19.12.2005).***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel"

____________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "20" December, 2005***

Stamp

STATEMENT OF MATERIAL FACT
«INFORMATION ON ACCRUED AND (OR) DISTRIBUTED INCOME ON ISSUER'S SECURITIES »

1. General information

1.1 Full name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2 Abbreviated name of the issuer: ***OJSC "NLMK"***
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 INN of the issuer: ***4823006703***
1.6 Unique code of the issuer assigned by the registering body: ***00102-A***
1.7 Web-address in the Internet used by the issuer to disclose information: *www.nlmk.ru/rus/index/quarterindex.php3*
1.8 Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to the Bulletin of Federal Service on Financial Markets"***
1.9 Code of material fact: ***0600102A27092005***

2. Statement content

2.1 Sort, category (type), series and other identification criteria of securities: ***nominal non-documentary common stock***
2.2 State registration number of securities issue (additional issue), state registration date: ***1-01-00102-A dd. 09.04.2004***
2.3 Name of registering body that carried out securities issue (additional issue): ***Federal Committee for Securities Market***
2.4 Issuer's managing body that made a decision to distribute (declare) dividends on the issuer's shares: ***Extraordinary General Shareholders' Meeting of Open Joint Stock Company "Novolipetsk Steel"***
2.5 Date of decision on distribution (declaration) of dividends on the issuer's shares: ***26.09.2005***
2.6 Date of the issuer's authorized body meeting Minutes where a decision to distribute (declare) dividends was made: ***27.09.2005***
2.7 Total dividend amount accrued on securities of a certain category (type) is ***5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) rubles for the Company's equities.***

Dividend accrued per equity of a certain category (type) is **1 ruble per equity.**

2.8 Form of income payment: ***cash***
2.9 Date on which liabilities of the issuer to pay dividends should be discharged, and in case of a limited period for this liability discharge - the expiry date: ***by December 25, 2005***
2.10 Total dividends amount, paid out on securities of a certain category (type): ***0***

3. Signature

3.1. *Acting General Director*
of Open Joint Stock Company

"Novolipetsk Steel"	____________________ (signature)	*I.N. Anisimov*

3.2. ***Date: November 28, 2005.*** *Seal*

STATEMENT OF MATERIAL FACT
«INFORMATION ON GENERAL MEETINGS' DECISIONS»

1. General information

1.1 Full name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2 Abbreviated name of the issuer: ***OJSC "NLMK"***
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 INN of the issuer: ***4823006703***
1.6 Unique code of the issuer assigned by the registering body: ***00102-A***
1.7 Web-address in the Internet used by the issuer to disclose information: www.nlmk.ru/rus/index/quarterindex.php3
1.8 Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to the Bulletin of Federal Service on Financial Markets"***
1.9 Code of material fact: ***1000102A25112005***

2. Sta

Minutes 13(ii)

2.1. General meeting type: ***extraor***

2.2. Form of general meeting holdi

2.3. Date of general meeting h ... allots): ***Property & Securities Management Division, ... Russia***

2.3. General meeting quorum: ***7 ... he list of persons entitled to participate in the Cor ... rs' meeting (as of 15.10.2005) – 5 993 227 2 ... submitting voting ballots), the Company has receiv ... gate 5 760 319 241 votes, which makes 96,11% of ... oting shares (the extraordinary general shareholde ... n the agenda).***

2.4. Issues brought to vote and voting results:

1. Approval of interested party transactions:

1.1. To approve sales contract for 351 641 common shares of OJSC "Coal Company Kuzbassugol" between NLMK (Seller) and IMMENSO ENTERPRISES LIMITED (Buyer) as an interested party transaction. The price of all shares as per this contract - 1 185 030 170 (one billion one hundred eighty five million thirty thousand one hundred seventy) rubles.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:

"For" – 367 157 063 votes, which makes 60,590 % of disinterested parties' votes.
"Against" - 3 867 390 votes, which makes 0,638 % of disinterested parties' votes.
"Abstained" - 2 535 545 votes, which makes 0,418% of disinterested parties' votes.

1.2. To approve sales contract for 1 861 109 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and LIMTAN INVESTMENTS LIMITED (Company A), AHERON INVESTMENTS LIMITED (Company B), OMNILAX HOLDINGS LIMITED (Company C) as an interested party transaction. The price of all shares as per this contract – USD 510 000 000 (five hundred ten million), including:

- company A - USD 168 640 627,72;
- company B - USD 170 679 686,14;
- company C - USD 170 679 686,14.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 367 904 068 votes, which makes 60,713% of disinterested parties' votes.
"Against" - 3 765 544 votes, which makes 0,621% of disinterested parties' votes.
"Abstained" - 1 862 858 votes, which makes 0,307% of disinterested parties' votes.

1.3. To approve sales contract for 891 769 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (first Seller), ANCASTERO LIMITED (second Seller) as an interested party transaction. The price of all shares as per this contract – USD 115 929 970 (one hundred fifteen million nine hundred twenty nine nine hundred seventy), including:
- to the first Seller – USD 48 855 560;
- to the second Seller – USD 67 074 410.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 367 899 561 votes, which makes 60,712% of disinterested parties' votes.
"Against" - 3 747 526 votes, which makes 0,618% of disinterested parties' votes.
"Abstained" - 1 778 771 votes, which makes 0,294% of disinterested parties' votes.

1.4. To approve sales contract for 77 858 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (Seller) as an interested party transaction. The price of all shares as per this contract – USD 10 121 540 (ten million one hundred twenty one

thousand five hundred forty).

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 368 743 966 votes, which makes 60,852% of disinterested parties' votes.
"Against" - 3 657 436 votes, which makes 0,604% of disinterested parties' votes.
"Abstained" - 1 741 709 votes, which makes 0,287% of disinterested parties' votes.

1.5. To approve the following related transactions within the framework of the project for admitting Global Depositary Shares representing common shares of NLMK to the UKLA (UK Listing Authority) Official list and admission of such Global Depositary Shares to trading on the London Stock Exchange:

1. *Depositary agreement under Rule 144A between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Rule 144A and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
2. *Depositary agreement under Regulation S between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Regulation S and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses, which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
3. *Listing agreement on the admittance of NLMK's Global Depositary Shares to the Official List and trading on the EEA Regulated Market of the London Stock Exchange between NLMK and UBS Limited, Merrill Lynch International and other managers specified in the agreement (hereinafter "Managers") covering services related to the admittance of Global Depositary Shares representing NLMK common shares to the Official List of the UK Listing Authority (UKLA) and trading of such Global Depositary Shares on the EEA Regulated Market of the London Stock Exchange, as well as NLMK's obligation to hold the Managers harmless in respect of any losses which the Managers could incur in connection with work under the Agreement. NLMK is required under the Agreement to furnish a number of representations and warranties in relation to various aspects of OJSC "NLMK" and OJSC "Stoilensky GOK" operations and to confirm that the information contained in the Prospectus prepared by NLMK for the purposes of this project is true, as well as undertake to provide information and perform other obligations in relation to the listing. The Agreement provides for an obligation on the part of NLMK to reimburse the Managers for certain expenses incurred.*

The beneficiaries under the above agreements are NLMK shareholders who sell shares in accordance with an Agreement between Managers and selling shareholders.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.

In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 365 065 726 votes, which makes 60,245% of disinterested parties' votes.
"Against" - 4 497 281 votes, which makes 0,742% of disinterested parties' votes.
"Abstained" - 3 548 589 votes, which makes 0,586% of disinterested parties' votes.

2.5. Wordings of decisions, taken by the General meeting:
Regarding the issue No. 1, the following has been decided:

1.1. To approve sales contract for 351 641 common shares of OJSC "Coal Company Kuzbassugol" between NLMK (Seller) and IMMENSO ENTERPRISES LIMITED (Buyer) as an interested party transaction. The price of all shares as per this contract - 1 185 030 170 (one billion one hundred eighty five million thirty thousand one hundred seventy) rubles.

1.2. To approve sales contract for 1 861 109 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and LIMTAN INVESTMENTS LIMITED (Company A), AHERON INVESTMENTS LIMITED (Company B), OMNILAX HOLDINGS LIMITED (Company C) as an interested party transaction. The price of all shares as per this contract – USD 510 000 000 (five hundred ten million), including:
- company A - USD 168 640 627,72;
- company B - USD 170 679 686,14;
- company C - USD 170 679 686,14.

1.3. To approve sales contract for 891 769 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (first Seller), ANCASTERO LIMITED (second Seller) as an interested party transaction. The price of all shares as per this contract – USD 115 929 970 (one hundred fifteen million nine hundred twenty nine nine hundred seventy), including:
- to the first Seller – USD 48 855 560;
- to the second Seller – USD 67 074 410.

1.4. To approve sales contract for 77 858 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (Seller) as an interested party transaction. The price of all shares as per this contract – USD 10 121 540 (ten million one hundred twenty one thousand five hundred forty).

1.5. To approve the following related transactions within the framework of the project for admitting Global Depositary Shares representing common shares of NLMK to the UKLA (UK Listing Authority) Official list and admission of such Global Depositary Shares to trading on the London Stock Exchange:

1. *Depositary agreement under Rule 144A between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Rule 144A and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*

2. *Depositary agreement under Regulation S between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Regulation S and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses, which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
3. *Listing agreement on the admittance of NLMK's Global Depositary Shares to the Official List and trading on the EEA Regulated Market of the London Stock Exchange between NLMK and UBS Limited, Merrill Lynch International and other managers specified in the agreement (hereinafter "Managers") covering services related to the admittance of Global Depositary Shares representing NLMK common shares to the Official List of the UK Listing Authority (UKLA) and trading of such Global Depositary Shares on the EEA Regulated Market of the London Stock Exchange, as well as NLMK's obligation to hold the Managers harmless in respect of any losses which the Managers could incur in connection with work under the Agreement. NLMK is required under the Agreement to furnish a number of representations and warranties in relation to various aspects of OJSC "NLMK" and OJSC "Stoilensky GOK" operations and to confirm that the information contained in the Prospectus prepared by NLMK for the purposes of this project is true, as well as undertake to provide information and perform other obligations in relation to the listing. The Agreement provides for an obligation on the part of NLMK to reimburse the Managers for certain expenses incurred.*

The beneficiaries under the above agreements are NLMK shareholders who sell shares in accordance with an Agreement between Managers and selling shareholders.

3. Signature

3.1. ***Acting General Director of Open Joint Stock Company "Novolipetsk Steel"*** _________________ ***I.N. Anisimov***

(signature)

3.2. ***Date: November 25, 2005.*** *Seal*

/

NOTIFICATION
ON SIGNIFICANT EVENTS
«INFORMATION ON EVENTS WHICH ENTAILED NONRECURRING INCREASE (DECREASE) OF ISSUER'S NET PROFIT OR NET LOSS BY MORE THAN 10 PERCENT»

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2 Abbreviated name of the Issuer: *NLMK*
1.3 Location of the Issuer: ***the Russian Federation***
1.4 OGRN of the Issuer: ***1024800823123***
1.5 INN of the Issuer: ***4823006703***
1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***
1.7 Web-site used by the Issuer for information disclosure: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8 Name of periodicals used by the Issuer for publication of its information on significant events: ***newspaper «Gazeta MG», «Supplement to Federal Service on Financial Markets Bulletin».***
1.9. Significant event code: ***0300102A28102005***

2. Notification content

2.1. Event which entailed the Issuer's nonrecurring net profit decrease by more than 10 percent: ***sales income decrease mainly due to sales markets deterioration.***

2.2. Starting date of event which entailed the Issuer's nonrecurring net profit decrease by more than 10 percent: ***28.10.2005.***

2.3. The Issuer's net profit value for the reporting period (quarter, year), preceding the reporting period of the event occurrence: ***for Quarter II 2005 – 9920,1 million rubles.***

2.4. The Issuer's net profit value for the reporting period (quarter, year) of the event occurrence: ***for Quarter III 2005 – 6467,8 million rubles.***

2.5. The Issuer's net profit change – percentage wise and absolute: ***net profit value in Quarter III of 2005 has decreased relative to net profit of Quarter II of 2005 by 3452,3 mln. rubles, or by 34,8%.***

For calculation purposes, the net profit value for "the reporting period" (quarter, year) of the first reporting period is equal to the amount presented under "Net profit (surplus profit (loss)) for the reporting period" of the Profit and Loss Statement (account form No.2), and for the subsequent reporting periods respectively – differences of the amounts presented under "Net profit (surplus profit (loss) for the reporting period)" of the Profit and Loss Statement (account form No.2) for the reporting period and the period preceding it.

3. Signatures

3.1. ***General Director***
of Open Joint Stock Company
"Novolipetsk Steel" _______________ ***Vladimir Nastich***
(signature)

3.2. ***Date October 28, 2005***

3.3. ***Director for Accounting – Chief Accountant***
of Open Joint Stock Company
"Novolipetsk Steel" _______________ ***Alexandr Sokolov***
(signature)

3.3. ***Date October 28, 2005***

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder owning not less than 5% of the joint-stock company's common shares and on changing the percentage of the joint-stock company's common shares held by such shareholder, if this percentage becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of his/her common shares:

2.1. Full trade name (for legal entities – commercial organizations) of the joint-stock company's shareholder: ***ULTIMEX TRADING LIMITED***
2.2. Common shares of the joint-stock company held by the a/m entity before the change: ***18.15%***
2.3. Common shares of the joint-stock company held by the a/m entity after the change: ***14.91%***
2.4. Date, when the joint-stock company was informed of the change in percentage of common shares held by the a/m entity: ***26.10.2005.***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ____________________ ***V.P. Nastich***
(signature)

3.2. ***Date "26" October 2005*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

Decisions taken by the Board of Directors (Supervisory Board) of the joint-stock company:

2.1. Date of meeting of the joint-stock company's Board of Directors (Supervisory Board), where the respective decisions were taken: ***14.10.2005.***
2.2. Date and number of the Minutes of the joint-stock company's Board of Directors (Supervisory Board) meeting, where the respective decisions were taken: ***14.10.2005, Minutes No. 134.***
2.3. Content of decisions taken by the joint-stock company's Board of Directors (Supervisory Board):

I). To convoke an extraordinary general shareholders' meeting of OJSC "NLMK" in the form of an absentee vote on November 16, 2005 (the date of final submission of voting ballots) with the following agenda:

1. On approval of transactions of interest.

II). To make the list of persons entitled to participate in the extraordinary general shareholders' meeting of OJSC "NLMK" based on the data from OJSC "NLMK" nominal security owners register as of 00-00 hrs. on October 15, 2005.

III). To approve the List of documents and arrangements related to the extraordinary general shareholders' meeting of OJSC "NLMK" and preparation thereto.

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________ ***V. P. Nastich***
(signature)

3.2. ***Date "14" October 2005*** Stamp

SIGNIFICANT FACT NOTICE
"INFORMATION ON CLOSING DATES OF THE ISSUER'S REGISTER"

1. General

1.1. Full corporate name of the issuer: ***Open joint-stock company "Novolipetsk Steel"***
1.2. Abbreviated corporate name of the issuer: ***OJSC "NLMK"***
1.3. Issuer's location: ***Russian Federation***
1.4. Issuer's Primary State Registration Number (OGRN): ***1024800823123***
1.5. Issuer's Taxpayer Identification Number (INN) : ***4823006703***
1.6. Issuer's unique code assigned by the registering authority: ***00102-A***
1.7. Website used by the issuer for information disclosure: **www.nlmk.ru**
1.8. Periodicals used by the issuer for information publication: ***newspaper "MG", "Appendix to the Bulletin of Federal Financial Markets Service"***

1.9. Significant fact code: ***0800102A14102005***

2. Message Content

2.1. Class, category (type), series and other identification characteristics of registered securities: ***common nominal non-documentary shares.***
State registration number: ***1-01-00102-A***
Date of state registration: ***09.04.2004.***
2.2. Purpose of compiling the shareholders' register: ***To hold an extraordinary general shareholders' meeting of open joint-stock company «Novolipetsk Steel" by way of absentee voting ballots on November 16, 2005 (final date of voting ballots submission).***
2.3. Date of compiling the shareholders' register: ***October 15, 2005, 00:00 a.m.***
2.4. Compilation date and number of minutes of the issuer's authority meeting (session), where the decision on compiling the shareholders' register was taken: ***October 14, 2005, Minutes No.134 of NLMK's Board of Directors meeting.***

3. Signature

3.1. ***General Director***
Open Joint-Stock Company
"Novolipetsk Steel"

________________ ***Vladimir Nastich***
(signature)

3.2. ***Date: October "14", 2005***

Stamp

SUBSTANTIAL FACT MESSAGE
"INFORMATION ON GENERAL MEETINGS DECISIONS"

1. General

1.1 Full name of the issuer: ***Open Joint Stock Company Novolipetsk Steel***
1.2 Abbreviated name of the issuer: *NLMK*
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 INN of the issuer: ***4823006703***
1.6 Unique issuer code assigned by the registering body: ***00102-A***
1.7 URL used for publishing issuer relevant information:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to Federal Service Bulletin on Financial Markets"***
1.9 Code of substantial fact: ***1000102A27092005***

2. Message content

2.1. Type of general meeting: ***extraordinary***.
2.2. Form of conducting the general meeting: ***absentee ballot.***
2.3. Date of general meeting (closing date of voting ballots admission): ***26.09.2005***.
Postal address to which filled-out ballots were sent:
Real Estate and Securities, NLMK, 2 pl. Metallurgov, 398040 Lipetsk, Russia.
2.4. General meeting quorum: ***Total number of votes to which persons listed as having the right to participate in Company's general shareholder's meetings are entitled (as of 23.08.2005) – 5,993,227,240. Through September 26, 2005, the Company received ballots from shareholders owing in aggregate 5,788,974,115 votes, which accounts for 96.59% of total Company's voting shares, i.e. the meeting is in a position to render decisions on all issues of the agenda.***
2.5. Issues for voting and respective voting results:
1. On paying out (declaring) dividends on NLMK's issued common shares by the results of first six months of 2005.

Voting results:
"Affirmative" – 5,786,151,691 votes or 99.951% of total meeting participants' votes.
"Negative" – 8,008 votes or 0.0001% of total meeting participants' votes.
"Abstained" – 156,156 votes or 0.003% of total meeting participants' votes.
2.6. Decisions made by the general meeting:
The decision on issue No.1:

It is decided to pay out dividends on NLMK's issued common shares by the results of first six month of 2005 in cash at 1 ruble per common share. Dividends shall be distributed till December 25, 2005 by way of:
- transfer to bank accounts of legal entities (shareholders);
- payment with salary – for natural persons employed by NLMK (shareholders);
- via OJSC "Lipetskcombank" – for other persons (shareholders).

3. Signature

3.1. ***Acting General Director***
Open Joint Stock Company
Novolipetsk Steel

	______________________	***Igor Anisimov***
	(signature)	
3.2. ***Date: September 28, 2005***	*(Stamp)*	

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder owning not less than 5% of the joint-stock company's common shares and on changing the percentage of the joint-stock company's common shares held by such shareholder, if this percentage becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of his/her common shares:

2.1. Full trade name (for legal entities – commercial organizations) of the joint-stock company's shareholder: ***MEROBEL INVESTMENTS LIMITED***
2.2. Common shares of the joint-stock company held by the a/m entity before the change: ***14.70%***
2.3. Common shares of the joint-stock company held by the a/m entity after the change: ***18.70%***
2.4. Date, when the joint-stock company was informed of the change in percentage of common shares held by the a/m entity: ***02.09.2005.***

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________________ ***V.P. Nastich***
(signature)

3.2. ***Date "02" September 2005*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

Decisions taken by the Board of Directors (Supervisory Board) of the joint-stock company:

2.1. Date of meeting of the joint-stock company's Board of Directors (Supervisory Board), where the respective decisions were taken: ***22.08.2005.***
2.2. Date and number of the Minutes of the joint-stock company's Board of Directors (Supervisory Board) meeting, where the respective decisions were taken: ***22.08.2005, Minutes № 132.***
2.3. Content of decisions taken by the joint-stock company's Board of Directors (Supervisory Board):

I). To convoke an extraordinary general shareholders' meeting of OJSC "NLMK" in the form of an absentee vote on September 26, 2005 (the date of final submission of voting ballots) with the following agenda:
1. On payment (announcement) of dividends on floated common shares of OJSC "NLMK" based on the results of the fist half of 2005.

II). To compile a list of persons entitled to participate in the extraordinary general shareholders' meeting of OJSC "NLMK" based on the Register of Nominal Security Holders of OJSC "NLMK" as at 00:00, August 23, 2005.

III). To recommend to the general shareholders' meeting to approve the decision on payment of dividends based on the results of the fist half of 2005 on placed common shares in cash in the amount of 1 ruble per common share. Payment of dividends shall be effected before December 25 2005 by transfer of funds:
- for legal entities (shareholders) – to their settlement bank accounts;
- for individuals – employees of OJSC "NLMK" (shareholders) – simultaneously with salary payment;
- for other individuals (shareholders) – via OJSC "Lipetskcombank".

IV). To approve the form and wording of the ballot for voting on agenda items of the extraordinary general shareholders' meeting of OJSC "NLMK" in the form of absentee vote.

V). To approve the list of documents and arrangements related to the extraordinary general shareholders' meeting of OJSC "NLMK" and preparation thereto.

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" _______________ ***V. P. Nastich***
(signature)

3.2. ***Date "23" August, 2005*** Stamp

INFORMATION ON MATERIAL FACT
"INFORMATION ON DATES OF THE ISSUER REGISTER CLOSING"

1. General information

1.1. The Issuer's full name: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. The Issuer's abbreviated name: ***NLMK***
1.3. Domicile: ***the Russian Federation***
1.4. The Issuer's OGRN: ***1024800823123***
1.5. The Issuer's INN: ***4823006703***
1.6. The Issuer's unique code assigned by the registering authority: ***00102-A***
1.7. Internet web-site used by the Issuer to disclose information: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Titles of periodicals used by the Issuer to publish information: ***newspaper "MG Newspaper", "Supplement to Bulletin of the Federal Financial Markets Service"***
1.9. Material fact code: ***0800102A22082005***

2. Content

2.1. Kind, category (type), series and other identification features of the securities: ***common registered non-documentary shares.***
The State registering number: ***1-01-00102-A***
The date of the state registration: ***09.04.2004.***

2.2. Target of compiling a list of registered securities owners: ***To hold Extraordinary General Meeting of shareholders of Open Joint Stock Company "Novolipetsk Steel"in a form of absentee voting on September 26 of 2005 (the expire date of bulletins acceptance for voting).***
2.3. The date of compiling the list of registered securities owners: ***August 23 of 2005.***
2.4. The date of compiling and the number of Protocol of the meeting (session) of the Issuer's management authority taken decision about the date of compiling the List of owners of the Issuer's registered securities: ***August 22 of 2005, Protocol No. 132 of OJSC "NLMK"'s the Director Board Meeting.***

3.Signature

3.1. ***Director General***
Open Joint Stock Company
«Novolipetsk Steel» ________________ ***V. P. Nastich***
(signature)

3.2. ***Date August "23", 2005 .*** *Stamp*

INFORMATION ON MATERIAL FACT
"FACTS RESULTING IN NON-RECURRENT INCREASE (DECREASE)
OF THE ISSUER'S NET PROFIT OR NET LOSS
BY MORE THAN 10 PERCENT "

1. General information

1.1. The Issuer's full name: ***Open Joint Stock Company «Novolipetsk Steel"***
1.2. The Issuer's abbreviated name: *NLMK*
1.3. Domicile: ***the Russian Federation***
1.4. The Issuer's OGRN: ***1024800823123***
1.5. The Issuer's INN: ***4823006703***
1.6. The Issuer's unique code assigned by the registering authority: ***00102-A***
1.7. Internet web-site used by the Issuer to disclose information: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Titles of periodicals used by the Issuer to publish information: ***newspaper «MG Newspaper", «Supplement to Bulletin of the Federal Financial Markets Service»***

1.9. Material fact code: ***0300102A01082005***

2. Content

2.1. The fact resulting in non-recurrent decrease of the Issuer's net profit by more than 10 percent: ***decrease of sales profit as a result of production volume reduction and market situation deterioration.***
2.2. The date of occurrence of the fact resulting in non-recurrent decrease of the Issuer's net profit by more than 10 percent: ***01.08.2005 г.***
2.3. The Issuer's net profit in the reporting period (quarter, year) preceding the reporting period when the fact occurred: ***I quarter 2005 – 11053.5 mln. rubles.***
2.4. The Issuer's net profit in the reporting period (quarter, year) preceding the reporting period when the fact occurred: ***II quarter 2005 – 9920.1 mln. rubles.***
2.5. Variation of the Issuer's net profit, absolute and percentage-wise: ***Net profit value for II quarter 2005 decreased compared to net profit for I quarter 2005 by 1133.4 mln. rubles or by 10.3%.***

For calculation purpose the value of net profit (net loss) in the "reporting period" (quarter, year) for the first reporting period shall be equal to the amount stated in the line "Net profit (retained profit (loss)) of reporting period" of the "Profit and Loss Statement" (form No. 2 of accounting documents), and for the following reporting periods it shall be equal to the difference between amounts stated in the lines "Net profit (retained profit (loss)) of reporting period" of the "Profit and Loss Statement" (form No. 2 of accounting documents) for the reporting period and the preceding period.

3. Signature

3.1. ***Director General***
Open Joint Stock Company
«Novolipetsk Steel» ________________ ***Mr. Vladimir Nastich***
(signature)

3.2. ***Date August «01», 2005.*** *Stamp*

3.3. ***Director for Accounting – Chief Accountant***
Open Joint Stock Company
«Novolipetsk Steel» ________________ ***Mr. Alexander Sokolov***
(signature)

3.3. ***Date August «01», 2005.***

INFORMATION ON SIGNIFICANT EVENT
«INFORMATION ON DECISIONS MADE BY GENERAL MEETING OF SHAREHOLDERS»

1. General information

1.1. Full name of the Issuer: ***Open Joint-stock company "Novolipetsk Steel"***
1.2. Abbreviation of the Issuer: *NLMK*
1.3. Location of the Issuer: ***the Russian Federation***
1.4. OGRN of the Issuer: ***1024800823123***
1.5. ID number of tax payer: ***4823006703***
1.6. Unique code of the issuer assigned by registering body: ***00102-A***
1.7. Web-site where significant information is disclosed: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Name of periodicals used by the Issuer for publication of its information on significant events: ***newspaper «Gazeta MG», «Supplement to Federal Service on Financial Markets Bulletin».***

1.9. Code of significant event: ***1000102A25052005***

2. Content

2.1. Type of General Meeting: ***annual***
2.2. Form of General Meeting: ***meeting***
2.3. Date and place of General Meeting: ***20.05.2005; Conference hall, Head office of NLMK, 2, pl. Metallurgov, Lipetsk***
2.3. Quorum of General Meeting: ***Total votes being in possession of participants of the Company's Annual General Meeting of Shareholders (as of 04.04.2005) – 5,993,227,240. Votes of participants registered at time of the Meeting opening – 5,836,571,093, which accounted for 97.,39% of total voting shares of the Company, i.e. the General Meeting of Shareholders is authorized.***
2.4. Agenda and summary of voting:

1. Approval of the Company's Annual Report for 2004, Annual Financial Statements, inclusive of Income Statement, as well as Allocation of Profits (inclusive of dividends payment) and Losses resulted from financial year of 2004.

1.1. Approval of the Company's Annual Report for 2004, Annual Financial Statements, Income Statement, Allocation of Profits and Losses resulted from financial year of 2004.

Summary of voting:
«Pros» - 5,801,978,841 votes, being 99.,41% of total votes of the participants.
«Cons» – 0 votes, being 0.00% of total votes of the participants.
«Abstained» - 4,054,410 votes, being 0.07% of total votes of the participants.

1.2. To announce payment of dividends for 2004 for common stock of NLMK of 1.8 rouble per one common share. Taking into account intermediatory dividends paid for 9 months of 2004 of 1

rouble per one common share, 0.8 rouble per one common share will be additionally paid out. Dividends shall be paid out till August 18, 2005 by transfer of dividends:

- *to settlements accounts with banks – for legal persons (shareholders);*
- *at the same time as wages and salaries payments – for employees of NLMK (shareholders);*
- *through OAO Lipetskcombank – for other natural persons (shareholders).*

Summary of voting:
«Pros» - 5,803,430,277 votes, being 99.43% of total votes of the participants.
«Cons» – 0 votes, being 0.00% of total votes of the participants.
«Abstained» - 9,273,046 votes, being 0.16% of total votes of the participants.

2. Election of Board members.
(cumulative voting)

Summary of voting:
«Con all the candidates» - 0 votes, being 0.00% of total votes of the participants.
«Abstained» – 91,817,802 votes, being 0.175% of total votes of the participants.
«Pros» distributed as follows:

1). Oleg V. Bagrin – 5,734,243,433 votes, being 10.92% of total votes of the participants.

2). Nikolay A. Gagarin – 5,734,289,015 votes, being 10.92% of total votes of the participants.

3). Dmitry A. Gindin – 5,762,133,943 votes, being 10.97% of total votes of the participants.

4). Oleg V. Kiselev – 5,734,267,124 votes, being 10.92% of total votes of the participants.

5). Alexey A. Lapshin – 981,058 votes, being 0.00% of total votes of the participants.

6). Vladimir S. Lisin – 6,001,899,771 votes, being 11.43% of total votes of the participants.

7). Nikolay P. Lyakishev – 5,735,920,072 votes, being 10.92% of total votes of the participants.

8). Raynolds Ranfold – 5,733,980,818 votes, being 10.92% of total votes of the participants.

9). Vladimir N. Skorokhodov – 5,979,920,974 votes, being 11.38% of total votes of the participants.

10). Vyacheslav P. Feodorov – 859,326 votes, being 0.00% of total votes of the participants.

11). Igor P. Feodorov – 5,733,917,096 votes, being 10.92% of total votes of the participants.

3. Election of the Company's Director General.

Summary of voting:
«Pros» - 5,799,903,753 votes, being 99.3718% of total votes of the participants.
«Cons» - 134,134 votes, being 0.0023% of total votes of the participants.
«Abstained» - 9,619,393 votes, being 0.1648% of total votes of the participants.

4. Election of the Company's Audit Committee members.

1). Valery S. Kulikov
Summary of voting:
«Pros» - 5,795,061,071 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 122,122 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

2). Nataliya V. Kurasevich
Summary of voting:
«Pros» - 5,794,912,923 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 143,143 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

3). Igor A. Mastak
Summary of voting:
«Pros» - 5,794,797,808 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 258,258 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Воздержался» – 1,521526 votes, being 0.03% of total votes of the participants having voting right for this issue.

4). Olga N. Savushkina
Summary of voting:
«Pros» - 5,794,899,910 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 122,122 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,555,560 votes, being 0.03% of total votes of the participants having voting right for this issue.

5). Galina I. Shipilova
Summary of voting:
«Pros» - 5,794,963,974 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 115,115 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

5. Approval of the Company's Auditor.
5.1. To approve ZAO PricewaterhouseCoopers Audit as the Company's Auditor.
Summary of voting:
«Pros» - 5,797,716,562 votes, being 99.334% of total votes of the participants.
«Cons» - 134,134 votes, being 0.002% of total votes of the participants.
«Abstained» – 5,644,993 votes, being 0.10% of total votes of the participants.

5.2. ZAO PricewaterhouseCoopers Audit is entrusted with audit of the Financial Statements under US GAAP.
Summary of voting:
«Pros» - 5,799,712,563 votes, being 99.368% of total votes of the participants.
«Cons» - 134,134 votes, being 0.002% of total votes of the participants.
«Abstained» – 9,795,562 votes, being 0.17% of total votes of the participants.

6. Entering of changes to the Company's Statute:
«Pros» - 5,797,116,962 votes, being 99.3240% of total votes of the participants.
«Cons» - 994,039 votes, being 0.0170% of total votes of the participants.
«Abstained» – 11,546,279 votes, being 0.1978% of total votes of the participants.

7. Approval of Regulations on emoluments to the Company's Board members in a new edition.
Summary of voting:
«Pros» - 5,797,602,448 votes, being 99.3323% of total votes of the participants.
«Cons» - 1,280,325 votes, being 0.0219% of total votes of the participants.
«Abstained» – 10,774,507 votes, being 0.1846% of total votes of the participants.

8. Approval of transactions in which interest has been expressed.
8.1. To approve conclusion of depositary agreements between NLMK and Lipetskcombank No.: 02-9; without registration number in which interet has been expressed for up to 1,500,000,000 roubles and up to 50,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,819,237,636 votes, being 99.7034% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 3,691,688 votes, being 0.0633% of votes of the disinterested participants.

8.2. To approve conclusion of depositary agreements between NLMK and OAO Rosbank No.: RDK/03/002; RDK/03/074; RDK/03/124; RDK/03/125; VDK/03/034; VDK/03/035; VDK/03/073; VDK/03/074; VDK/2004/EUR/041; VDK/2004/EUR/042; VDK/2004/EUR/043; VDK/2004/EUR/044, in which interest has been expressed for up to 1,500,000,000 roubles and up to 150,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,822,392,788 votes, being 99.7571% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 534,534 votes, being 0.0092% of votes of the disinterested participants.

8.3. To approve conclusion of depositary agreement between NLMK and OAO Bank ZENIT No. 001-20/NLMK in which interest has been expressed for up to 1,500,000,000 roubles and up to 75,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,819,109,506 votes, being 99.7010% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 3,829,826 votes, being 0.0656% of votes of the disinterested participants.

8.4. To approve conclusion of credit facilities agreement between NLMK and OAO Rosbank in which interest has been expressed for up to 150,000,000 USD.
Summary of voting:

«Pros» - 5,822,220,615 votes, being 99.7541% of votes of the disinterested participants.
«Cons» - 200,201 votes, being 0.0034% of votes of the disinterested participants.
«Abstained» – 629,629 votes, being 0.0108% of votes of the disinterested participants.

8.5. To approve sales agreement for 351,641 common shares of OAO Coal mining company Kuzbassugol between NLMK (the Seller) and IMMENSO ENTERPRISES LIMITED (the Buyer) in which interest has been expressed.

There was no quorum to make a decision.

8.6. To approve conclusion of sales agreement between NLMK (the Buyer) and companies:
- *LIMTAN INVESTMENTS LIMITED (Company A) for purchasing of 615,409 common shares of Stoilensky GOK;*
- *AHERON INVESTMENTS LIMITED (Company B) for purchasing of 622,850 common shares of Stoilensky GOK;*
- *OMNILAX HOLDINGS LIMITED (Company C) for purchasing of 622,850 common shares of Stoilensky GOK,*

in which interest has been expressed.

There was no quorum to make a decision.

8.7. To approve conclusion of sales agreement between NLMK (the Buyer) and companies:
- *SCANTOUS LIMITED (the first Seller) for purchasing of 375,812 common shares of Stoilensky GOK;*
- *ANCASTERO LIMITED (the second Seller) for purchasing of 515,957 common shares of Stoilensky GOK,*

in which interest has been expressed.

There was no quorum to make a decision.

8.8. To approve conclusion of sales agreement between NLMK (the Buyer) and SCANTOUS LIMITED (the Seller) for purchasing of 77,858 common shares of Stoilensky GOK in which interest has been expressed.

There was no quorum to make a decision.

9. To pay emoluments to the Company's Board members.
Summary of voting:
«Pros» - 5,798,720,697 votes, being 99.3515% of total votes of the participants.
«Cons» - 320,320 votes, being 0.0055% of total votes of the participants.
«Abstained» – 10,546,263 votes, being 0.1807% of total votes of the participants.

2.5. Decisions made by the General Meeting of Shareholders:

The following decision has been made for issue 1:
1.1. To approve the Company's Annual Report for 2004, Annual Financial Statements, Income Statement, Allocation of Profits and Losses resulted from financial year of 2004;

1.2. To announce payment of dividends for 2004 for common stock of NLMK of 1.8 rouble per one common share. Taking into account intermediatory dividends paid for 9 months of 2004 of 1 rouble per one common share, 0.8 roubles per one common share will be additionally paid out. Dividends shall be paid out till August 18, 2005 by transfer of dividends:

- *to settlements accounts with banks – for legal persons (shareholders);*
- *at the same time as wages and salaries payments – for employees of NLMK (shareholders);*
- *through OAO Lipetskcombank – for other natural persons (shareholders).*

Issue 2:

The Board of Directors has been elected as follows:

1. *Vladimir S. Lisin;*
2. *Vladimir N. Skorokhodov;*
3. *Dmitry A. Gindin;*
4. *Nikolay P. Lyakishev;*
5. *Nikolay A. Gagarin;*
6. *Oleg V. Kiselev;*
7. *Oleg V. Bagrin;*
8. *Raynolds Randolf;*
9. *Igor P. Feodorov.*

Issue 3:

Vladimir P. Nastich has been elected Director General of the Company.

Issue 4:

The Audit Committee has been elected as follows: Valery S. Kulikov, Nataliya V. Kurasevich, Igor A. Matsak, Olga N. Savushkina, Galina I. Shipilova.

Issue 5:

5.1. To approve ZAO PricewaterhouseCoopers Audit as the Company's Auditor;

5.2. ZAO PricewaterhouseCoopers Audit has been entrusted with auditing of Financial Statements under US GAAP.

Issue 6:

To approve changes to clause 1.1 of Article 1 of NLMK's Statute.

Issue 7:

To approve Regulations on Emoluments of NLMK's Board members in a new edition.

Issue 8:

8.1. To approve conclusion of depositary agreements between NLMK and OAO Lipetskcombank No.: 02-9; without registration number, in which interest has been expressed, for up to 1,500,000,000 roubles and up to 50,000,000 in foreign currencies (equivalent to USD).

8.2. To approve conclusion of depositary agreements between NLMK and OAO Rosbank No.: RDK/03/002; RDK/03/074; RDK/03/124; RDK/03/125; VDK/03/034; VDK/03/035; VDK/03/073; VDK/03/074; VDK/2004/EUR/041; VDK/2004/EUR/042; VDK/2004/EUR/043; VDK/2004/EUR/044, in which interest has been expressed, for up to 1,500,000,000 roubles and up to 150,000,000 in foreign currencies (equivalent to USD).

8.3. To approve conclusioin of depositary agreement between NLMK and OAO Bank ZENIT No. 001-20/NLMK, in which interest has been expressed, for up to 1,500,000,000 roubles and up to

75,000,000 in foreign currencies (equivalent to USD).
8.4. To approve conclusion of credit facilities agreement between NLMK and OAO Rosbank, in which interest has been expressed, for up to 150,000,000 USD.

Issue 9:
To approve payment of emoluments to NLMK's Board members.

3. Signature

3.1. ***General Director of***
OJSC Novolipetsk Steel ________________ ***Nastich V.P.***
(signature)

3.2. ***Date «26» May 2005***

SUBSTANTIAL FACT MESSAGE 'INFORMATION ON ACCRUED AND (OR) PAID OUT ISSUER'S SECURITIES INCOMS'

1.General

1.1 Full name of the issuer: ***Open Joint Stock Company Lipetsk Steel***
1.2 Abbreviated name of the issuer: ***NLMK***
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 TIN of the issuer: ***4823006703***
1.6 Unique issuer code assigned by the registering body: ***00102-A***
1.7 Web-address in the Internet used by the issuer to disclose information: ***www.nlmk.ru/rus/index/quarterindex.php3***
1.8 Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to Federal Service on Financial Markets Bulletin"***
1.9 Code of substantial fact: **0600102A25052005**

2. Message content

2.1 Sort, category (type), series and other identification criteria of securities*:* ***nominal non-documentary common stock***
2.2 State registration number of securities emission (additional emission), state registration date: ***1-01-00102-A dd. 09.04.2004***
2.3 Name of registering body that has carried out securities emission (additional emission): ***Securities Market Federal Committee***
2.4 Issuer's management body that has made up a decision on issuer shares dividend payment (declaration): ***annual general meeting of Open Joint Stock Company Novolipetsk Steel share-holders upon work results of 2004***
2.5 Date of decision making on issuer's securities dividend payment (declaration): ***20.05.2005***
2.6 Date of meeting (session) minutes issue by the issuer's authorized management body during which the decision has been made concerning securities dividend payment (declaration): ***25.05.2005***
2.7 Total dividend amount accrued for certain category (type) of securities is ***10 787 809 032 (ten billion seven hundred eighty seven million eight hundred nine thousand thirty two) rubles for the Company common stock. Taking into account interim dividend declared for 9 months of 2004 in the amount of 5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven hundred two hundred forty) rubles 4 794 581 792 (four billion seven hundred ninety four million five hundred eighty one thousand seven hundred ninety two) rubles are to be paid additionally.***
Dividend accrued per one equity is ***1,8 rubles. Taking into account interim dividends declared for 9 months of 2004 in the amount of 1 ruble per equity 0,8 rubles per equity are to be paid out.***
2.8 Form of income payment based on securities is ***monetary funds.***
2.9 Date when obligations on payment of issuer's securities income are to be fulfilled, in case obligation on payment of issuer's securities income is to be fulfilled by the issuer during certain term (period of time) date of this period termination is ***August, 18 2005.***
2.10 Total amount of dividend paid out based on issuer's securities of a certain category (type): ***5 920 715 200 (Five billion nine hundred twenty million seven hundred fifteen thousand two hundred) rubles.***

3. Signature

3.1 Director General
Open Joint Stock Company
Novolipetsk Steel _________________ ***V. P. Nastich***
(signature)

3.2 Date May, 26 2005 M. P.

INFORMATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID INCOME ON ISSUER'S SECURITIES" and
" DATA ON THE PERIOD OF OBLIGATIONS FULFILLMENT OF THE ISSUER TO OWNERS OF SECURITIES"

1. General information

1.1. The Issuer's full name: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. The Issuer's abbreviated name: ***NLMK***
1.3. Domicile: ***the Russian Federation***
1.4. The Issuer's OGRN: ***1024800823123***
1.5. The Issuer's INN: ***4823006703***
1.6. The Issuer's unique code assigned by the registering authority: ***00102-A***
1.7. Internet web-site used by the Issuer to disclose information: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Titles of periodicals used by the Issuer to publish information: ***newspaper "MG Newspaper", "Supplement to Bulletin of the Federal Financial Markets Service"***
1.9. Material fact code: ***0600102A18082005, 0900102A18082005***

2. Content

2.1. Kind, category (type), series and other identification features of the securities: ***common registered non-documentary shares.***
2.2. The State registering number of the issue (additional issue) of securities, the date of the state registration: ***1-01-00102-A dd 09.04.2004.***
2.3. The name of the registering authority performed the state registration of the securities issue (additional issue): ***Federal Commission on securities market.***
2.4. The Issuer's management authority taken a decision to pay (declare) dividends on the Issuer's shares: ***Annual General Meeting of shareholders of Open Joint Stock Company "Novolipetsk Steel" regarding results of work for 2004.***
2.5. The decision making date for dividend payment (declaration) on the Issuer's shares: ***20.05.2005.***
2.6. The date of the Protocol on the meeting (session) of the Issuer's management authority taken decision about dividend payment (declaration) on the Issuer's shares: ***25.05.2005.***
2.7. Total amount of dividend accrued on the Issuer's shares of a certain category (type):
10 787 809 032 (ten billion seven hundred eighty seven million eight hundred and nine thousand thirty two) rubles per common shares of the Company. Taking into account intermediate dividends declared for 9 months of 2004 in quantity of 5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) rubles it is required to pay additionally 4 794 581 792 (four billion seven hundred ninety four million five hundred eighty one thousand seven hundred ninety two) rubles.

Divided amount accrued on the Issuer's shares of a certain category (type):
1, 8 (one) ruble per one common share. Taking into account intermediate dividends declared for 9 months of 2004 in quantity of 1 ruble per one common share it is required to pay additionally 0.8 ruble per one common share.

2.8. Form of income paid on the Issuer's securities: ***monetary funds.***

2.9. The date of obligation fulfillment on the Issuer's securities income payment, and in case if obligation on the securities income payment is to be fulfilled by the Issuer within a specified period (period of time), - the expire date of this period: ***before August 18 of 2005.***

2.10. The Issuer's contents of obligation, and in case of monetary obligation or other type of obligation which may be expressed in money terms, - the amount of such obligation in money terms: ***To declare dividends for 2004 on distributed common shares of OJSC "NLMK" in a quantity of 1,8 ruble per one common share. Taking into account intermediate dividends paid for 9 months of 2004 in quantity of 1.8 ruble per one common share it is required to pay additionally 0.8 ruble per one common share.***

Dividends shall be paid before August 18 of 2005 by transfer of the money:

- for legal persons (the shareholders) – on their Bank's account;

-for physical persons – the employees of OJSC "NLMK" (the shareholders) – concurrently with the salary payment;

- for other physical persons (the shareholders) – through OJSC "Lipetskcombank".

2.11. A fact of obligation fulfillment or obligation violation (default) of the Issuer:

As for August 18 of 2005 the amount of the dividends paid on the common shares of the Company for 2004 totals 10 787 809 032 (ten billion seven hundred eighty seven million eight hundred and nine thousand thirty two) rubles per common shares of the Company. Taking into account intermediate dividends declared for 9 months of 2004 in quantity of 5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) rubles it is required to pay additionally 4 794 581 792 (four billion seven hundred ninety four million five hundred eighty one thousand seven hundred ninety two) rubles.

2.12. In case if the Issuer fails to fulfill its obligation – show the reason of the default, and as regards monetary obligation or other obligations which may be expressed in money terms, - show the amount of such obligations in money terms, in which it is not executed:

The amount of accrued dividends but not paid on the common shares of the Company for 2004 is 49 951 905 (forty nine million ninety hundred fifty one thousand nine hundred and five) rubles, including intermediate dividends paid for 9 months of 2004 in quantity of 19 203 847 (nineteen million two hundred and three thousand упре hundred forty seven) rubles.

The reason of dividend unpaid: Persons included in a List of persons having the right to get dividends without cash transfer did not give information about the Bank's details to OJSC "NLMK"`s Register of the shareholders; besides some of the shareholders did not come to receive the dividends in cash to OJSC "Lipetskcombank".

2. Signature

3.1. ***Director General***
Open Joint Stock Company
«Novolipetsk Steel» ________________ ***V. P. Nastich***
(signature)

MESSAGE

«Information about the Decisions Made by the Board of Directors (Supervisory Board) of the Issuer»

1. Full company name of the issuer: *"Novolipetsk Iron and Steel Corporation"(NLMK)*
2. Location of the issuer: ***the Russian Federation***
3. Taxpayer identification number designated by authorities to the issuer: ***4823006703***
4. Unique issuer code given by the registering body: ***00102-A***
5. URL used for publishing issuer's relevant information: **www.nlmk.ru/rus/index/quarterindex.php3**
6. Date of the meeting of the Board of Directors (Supervisory Board) of the issuer where the relevant decisions were made: ***11.05.2005.***
7. Date of issue and the protocol number of the Board of Directors' meeting (Supervisory Board) of the issuer where the relevant decisions were made: ***14.05.2005., Protocol No. 127***
8. The decisions taken by the Board of Directors (Supervisory Board) of the issuer:
   1. Approval of the proposed frame of NLMK Management.
   2. Approval of the proposed members of NLMK Management.

9. ***The approved members of NLMK Management:***

1) ***Vladimir Petrovich Nastich***

The individual's interest in the issuer's authorized capital: ***0,00018%***

The individual's interest in the issuer's ordinary shares: ***0,00018%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

2) ***Sergey Aleksandrovich Rakitin***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

3) ***Vladislav Anatolyevich Smirnov***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

4) ***Sergey Vladimirovich Perekatov***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased

by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

5) ***Galina Aleksandrovna Aglyamova***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

6) ***Igor Nikolayevich Anisimov***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

7) ***Pavel Viktorovich Gorodilov***

The individual's interest in the issuer's authorized capital: ***0,00022%***

The individual's interest in the issuer's ordinary shares: ***0,00022%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

8) ***Anatoly Nikolaevich Koryshev***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

9) ***Aleksandr Ivanovich Kravchenko***

The individual's interest in the issuer's authorized capital: ***0,00018%***

The individual's interest in the issuer's ordinary shares: ***0,00018%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

10) ***Vyacheslav Ivanovich Vorotnikov***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

11) ***Sergey Petrovich Melnik***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

12) ***Aleksandr Alekseyevich Sokolov***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

13) ***Vladimir Arkadyevich Tretyakov***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

14) ***Viktor Vasilyevich Khripunkov***

The individual's interest in the issuer's authorized capital: ***0,00017%***

The individual's interest in the issuer's ordinary shares: ***0,00017%***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

15) ***Stanislav EduardovichTsyrlin***

The individual's interest in the issuer's authorized capital: ***none***

The individual's interest in the issuer's ordinary shares: ***none***

The individual's interest in the issuer's subsidiary and affiliate authorized capital: ***none***

The individual's interest in the authorized capital of the issuer's subsidiary or affiliated company: ***none***

The interest in the issuer and / or its subsidiaries and affiliates ordinary shares which can be purchased by the individual in the course of exercising the rights given to the individual by the options of the issuer and / or its subsidiaries and affiliates: ***none***

Director General
"Novolipetsk Iron and Steel Corporation"(NLMK) *V.P. Nastich*

Date: 14 May 2005. *Seal*

MESSAGE

On obtaining by the issuer Federal Service permission for issuer's securities circulation outside the Russian Federation (in accordance with RF Securities Market Federal Commission Resolution № 03-49/pc dd. December 24th, 2003)

1. Issuer's full firm-name: *"Novolipetsk Iron & Steel Corporation"*
2. Issuer's location: ***Russian Federation***
3. Issuer's Taxpayer Identification Number assigned by rating authorities: ***4823006703***
4. Issuer's unique code assigned by registering authority: ***00102-A***
5. Web site address used by the issuer for publishing appropriate information: **www.nlmk.ru/rus/index/quarterindex.php3**
6. Kind, category, type and quantity of issuer's securities, with respect to which Federal Service permission for their circulation outside the Russian Federation was issued: ***1 498 306 811 (one billion four hundred ninety eight million three hundred six thousand eight hundred eleven)of common nominal book-entry stock.***
7. Quantity of securities of the same kind (category, type) already circulating outside the Russian Federation: *N/A*

Director General
"Novolipetsk Iron & Steel Corporation" *V.P. Nastich*

Date: May 3rd, 2005 M.P.

This message is not an offer to sale securities in the USA. Securities cannot be offered or sold in the USA without registration or exemption from registration according to the USA Securities Act, 1933 (as amended). Any public offering of securities in the USA will be made by means of a prospectus containing Company and its management details, as well as financial accounting, which may be received from the issuer or a selling shareholder. This message is not intended for distribution in the USA, Australia, Canada or Japan.

REPORT

on purchase by an issuer of a participation share in the authorized (joint) capital (unit fund) of another commercial organization equal to no less than 5 %, or a fraction of ordinary shares of another commercial organization equal to no less than 5 %, as well as about changes of the fraction divisible by 5 %

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's country: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Full firm-name of the commercial organization, equities of which have been purchased by the Issuer: ***"Lipetskaya Energosbytovaya Companya" (ordinary nominal non-documentary shares of the stock-company set up by separation, have been distributed among shareholders of the stock-company, reorganized by the separation).***
7. Address of the commercial organization, equities of which have been purchased by the Issuer: ***33, 50 let NLMK Str., Lipetsk, 398001, Russia.***
8. Participation share of the Issuer in the authorized capital of the stated organization prior to change-over: ***0 %.***
9. Fraction of the stated organization ordinary shares which belonged to the Issuer prior to change-over: ***0 %.***
10. Participation share of the Issuer in the authorized capital of the stated organization after change-over: ***14,11 %.***
11. Fraction of the stated organization ordinary shares which belong to the Issuer after change-over: ***14,11 %.***
12. The date, since which the Issuer's participation share in the authorized capital of the stated organization has been changed: ***19.04.2005.***

Acting Director General,
Novolipetsk Iron and Steel Corporation ***I.N. Anisimov***

Date: April 21, 2005 (Stamp)

REPORT

on purchase by an issuer of a participation share in the authorized (joint) capital (unit fund) of another commercial organization equal to no less than 5 %, or a fraction of ordinary shares of another commercial organization equal to no less than 5 %, as well as about changes of the fraction divisible by 5 %

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's country: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Full firm-name of the commercial organization, equities of which have been purchased by the Issuer: ***"Lipetskaya Energeticheskaya Upravlyayushaya Companya" (ordinary nominal non-documentary shares of the stock-company set up by separation, have been distributed among shareholders of the stock-company, reorganized by the separation).***
7. Address of the commercial organization, equities of which have been purchased by the Issuer: ***33, 50 let NLMK Str., Lipetsk, 398001, Russia.***
8. Participation share of the Issuer in the authorized capital of the stated organization prior to change-over: ***0 %.***
9. Fraction of the stated organization ordinary shares which belonged to the Issuer prior to change-over: ***0 %.***
10. Participation share of the Issuer in the authorized capital of the stated organization after change-over: ***14,11 %.***
11. Fraction of the stated organization ordinary shares which belong to the Issuer after change-over: ***14,11 %.***
12. The date, since which the Issuer's participation share in the authorized capital of the stated organization has been changed: ***19.04.2005.***

Acting Director General,
Novolipetsk Iron and Steel Corporation ***I.N. Anisimov***

Date: April 21, 2005 (Stamp)

REPORT

on purchase by the Issuer of a participation share in the authorized (joint) capital (unit fund) of another commercial organization equal to no less than 5 %, or a fraction of ordinary shares of another commercial organization equal to no less than 5 %, as well as about changes of the fraction divisible by 5 %

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's address: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Full firm-name of the commercial organization, ordinary shares of which have been purchased by the Issuer: ***"Lipetskaya Generiruyuschaya Kompanya" (ordinary nominal non-documentary shares of the stock-company set up by separation, have been distributed among shareholders of the stock-company, reorganized by the separation).***
7. Address of the commercial organization, ordinary shares of which have been purchased by the Issuer: ***8 A, Moskovskaya Str., Lipetsk, 398600, Russia.***
8. Share of the Issuer in the authorized capital of the stated organization prior to change-over: ***0 %.***
9. Fraction of the stated organization ordinary shares which belonged to the Issuer prior to change-over: ***0 %.***
10. Participation share of the Issuer in the authorized capital of the stated organization after change-over: ***14,11 %.***
11. Fraction of the stated organization ordinary shares which belong to the Issuer after change-over: ***14,11 %.***
12. The date, since which the Issuer's participation share in the authorized capital of the stated organization has been changed: ***19.04.2005.***

Acting Director General,
Novolipetsk Iron and Steel Corporation ***I.N. Anisimov***

Date: April 21, 2005 (Stamp)

Report:

"Information on the decisions taken by the Issuer's Directors Board (Supervisory Board)"

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's address: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Date of the Issuer's Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***11.04.2005.***
7. The date and the Protocol number of the Issuer's Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***14.04.2005, Protocol No126.***

8.Contents of the decisions, taken by the Issuer's Directors Board (Supervisory Board):

I) ***To approve the agenda of the NLMK shareholders annual meeting to discuss the results of activities in 2004, in the proposed wording:***

1. ***Approval of the Corporation annual report for the year of 2004, annual accounting report, profits and losses reports, as well as profits distribution (including the dividends) and the Corporation losses for the period.***
2. ***On the election of the Corporation Directors Board members.***
3. ***On the election of the Corporation Director General.***
4. ***On the election of the Corporation Auditing Commission members.***
5. ***On the approval of the Corporation Auditor.***
6. ***On the revision of the Corporation Regulations.***
7. ***On the approval of the new wording of the Provisions on payments for the Corporation Directors board members.***
8. ***On the approval of transactions of interest for the Corporation.***
9. ***On payment of remunerations to the Corporation Directors board members.***

II) ***To approve the forms and text of voting papers on the agenda issues for the NLMK shareholders general meeting for the year of 2004.***

III) ***To approve the list of information, submitted to the shareholders when preparing the NLMK shareholders annual meeting and the order of obtaining it.***

IV) ***To approve the drafts and events related to preparing and holding the NLMK shareholders annual meeting for the year of 2004.***

V) ***To recommend the shareholders general meeting to approve "PRICEWATERHOUSECOOPERS AUDIT" as the NLMK Auditor; to charge "PRICEWATERHOUSECOOPERS AUDIT" with the finance accounting audit to be held acc. to the US GAAP.***

VI) ***To approve the draft of the annual report on the NLMK finance and economic activities for the year of 2004, annual accounting report on the Corporation profits and losses as well the distribution of its profits and losses.***

VII) ***To recommend the shareholders general meeting to approve the decision on profits distribution for the year of 2004, on the basis of 1,8 rub. per one ordinary share. Taking into account the intermediate dividends distributed for nine months of the year of 2004 on the basis of one rub. per one ordinary share, 0.8 rub. per one ordinary share are to distributed additionally.***

The profits are to be distributed before August 18, 2005 by transferring the cash means:

- *for legal entities (shareholders): onto their bank settlement accounts;*
- *for natural persons, NLMK personnel (shareholders): on the day of paying out the wages;*
- *for other natural persons (shareholders): through "Lipetskkombank".*

VIII) To recommend the shareholders general meeting to approve the decision on payment of the remunerations to the NLMK Directors Board members.

Director General,
Novolipetsk Iron and Steel Corporation *V.P. Nastich*

Date: April 14, 2005 *(Stamp)*

REPORT
on issuer's register closing dates

1. The issuer's full name: ***Novolipetsk Iron and Steel Corporation***
2. The issuer's address: ***2, Metallurgov Sq., Lipetsk, 398040, Russia***
3. The tax -- payer ID given to the issuer by tax authorities: ***4823006703***
4. The issuer's unique code given by the registering authority: ***00102-A***
5. Material fact code: ***0800102A06042005***
6. The address of the web – page used by the issuer to publish information: ***www.nlmk.ru/rus/index/quarterindex.php3***
7. Name of a periodical used by the issuer for publication of material facts reports: ***newspaper "MG", "Appendix to Federal Financial Markets Service Bulletin"***
8. Type, category, series and other identification properties of securities: ***common nominal non-documentary shares***
   State registration number: ***1-01-00102-A-001A.***
   Date of state registration***: 09.04.2004.***
9. Objective of the list of nominal securities owners compilation: ***for annual general shareholders' meeting of "Novolipetsk Iron and Steel Corporation" on the outcome of 2004, which will take place on May 20, 2005.***
10. Date as of which nominal securities owners list is compiled: ***April 04, 2005***
11. Date of protocol of the meeting (session) of the issuer's authorised governance body where the decision on the date of compilation of owners of nominal securities of the issuer was taken: ***April 06, 2005***

Acting Director General
of Novolipetsk
Iron and Steel Corporation *I. N.*
Anisimov

Date: April 07, 2005 (Stamp)

REPORT:

“Information on the decisions taken by the Issuer’s Directors Board (Supervisory Board)

1. Issuer’s full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer’s address: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer’s unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Date of the Issuer’s Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***04.04.2005.***
7. The date and the Protocol number of the Issuer’s Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***06.04.2005, Protocol No125.***
8. Contents of the decisions taken by the Issuer’s Directors Board (Supervisory Board):

I) To approve the decision to convene on May 20, 2005 the annual meeting of the Novolipetsk Iron and Steel Corporation shareholders for discussing the results of activities in 2004.

II) To establish the list of persons authorized to take part in the general meeting of the Novolipetsk Iron and Steel Corporation shareholders, based on the register data of the nominal securities owners of Novolipetsk Iron and Steel Corporation at the date of April 4, 2005 at 24.00.

Acting Director General,
Novolipetsk Iron and Steel Corporation *I.N. Anisimov*

Date: April 7, 2005 (Stamp)

REPORT
on facts resulting in one-time increase in net profit or net loss of the issuer by more than 10 percent

1. The issuer's full name: ***Novolipetsk Steel and Iron Corporation***
2. The issuer's address: ***Russian Federation***
3. The tax – payer ID given to the issuer by tax authorities: ***4823006703***
4. The issuer's unique code given by the registering authority: ***00102-A***
5. Code of the material fact: ***0300102A31032005***
6. The address of the web – page used by the issuer to publish information: ***www.nlmk.ru/rus/index/quarterindex.php3***
7. The name of the periodical used by the issuer for publication of material facts reports: ***newspaper "MG", "Appendix to Federal Financial Markets Service Bulletin".***
8. Facts resulting in one-time increase in net profit of the issuer by more than 10 percent: ***steel products price increase following raw materials and power sources price increase, shipped products, operating and non-sales income structure variation.***
9. The date of occurrence of the facts resulting in one-time increase in the issuer's net profit by more than 10 percent: ***31.03.2005.***
10. The issuer's net profit value for the report period (month, quarter, year) preceding the report period when these facts occurred***: for IV quarter of 2004 – 15 712,3 mil. rubles.***
11. Variation in net profit of the issuer, absolute value and percentage: ***net profit value in IV quarter of 2004 has increased in relation to net profit of III quarter of 2004 by 2 114,8 mln. rubles or by 15,6%.***

For calculation purposes net profit (net loss) value for "report period" (month, quarter, year) for the first report period is equal to the amount given in line "Net profit (retained earnings (loss) of report period" of "Profit and Loss Report (form 2 of accounting books) and for the subsequent report periods - difference between amounts stated in lines "Net profit (retained profit (loss) of report period" of "Profit and Loss Report" (form 2 of accounting books) for report and preceding report periods.

Director General
of Novolipetsk
Steel and Iron Corporation ***V.P.Nastich***

Accounting Director – Chief Accountant
of Novolipetsk
Steel and Iron Corporation ***A. A. Sokolov***

Date: April 01, 2005 (Stamp)

INFORMATION
ON SIGNIFICANT EVENTS
«INFORMATION ON CHARGED AND (OR) PAID INCOME
UPON ISSUER'S SECURITIES» AND
«INFORMATION ON TIME OF ISSUER'S LIABILITIES EXERCISE
TO SECURITIES HOLDERS »

1. Full name of the Issuer: *Novolipetsk Iron & Steel Corporation*
2. Location of the Issuer: ***the Russian Federation***
3. ID number assigned by tax authorities to the issuer: *4823006703*
4. Unique code of the issuer assigned by registering body: ***00102-A***
5. Code of significant event: ***0600102A03032005 and 0900102A03032005***
6. Web-site where significant event information is published: **www.nlmk.ru/rus/index/quarterindex.php3**
7. Name of periodicals used by the Issuer for publication of its information on significant events: ***newspaper «Gazeta MG», «Supplement to Federal Service on Financial Markets Bulletin».***
8. Type, class, series and other IDs of securities: ***registered common stock***
9. State registration number of issue (supplementary issue) of securities, date of state registration: ***1-01-00102-A om 09.04.2004 z.***
10. Name of registering body which made state registration of issue (supplementary issue) of securities: ***Federal Committee on Securities Market***
11. Management body of the issuer which made a decision to pay (announce) dividends on the issuer's shares: ***Extraordinary shareholders' meeting of Novolipetsk Iron & Steel Corporation held on 03.12.2004.***

Date of the stated body meeting Minutes where a decision to pay (announce) dividends was made: *07.12.2004.*

12. Total dividends charged on the issuer's shares of certain class (type):

5 993 227 240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) roubles for the Company's common stock.

Amount of dividends charged per one share of the issuer of a certain class (type): ***1 (one) rouble per one common share of the Company.***

13. Form of income payment: ***cash.***
14. Date on which liabilities of the issuer to pay dividends should be discharged, and in case of a limited period for this liability discharge- the expiry date: ***up to March 3, 2005.***
15. Content of the issuer's liability and amount in money terms for money liabilities or other liabilities which could be expressed in money terms:

To pay dividends upon results for 9 months of 2004 upon placed common stock of NLMK in cash for 1 (one) rouble per one common share. Dividends are to be paid till March 3, 2005 by transferring of monetary funds:

- to settlement accounts with banks – for legal persons (shareholders);

- together with payment of wages and salaries – for natural persons being employees of NLMK (shareholders);

- through Lipetskcombank – for other natural persons (shareholders).

16. Fact of obligation discharge or default of the issuer:

As of March 3, 2005 dividends were paid upon common shares of 5 875 718 864 (five billion eight hundred seventy five million seven hundred eighteen thousand eight hundred sixty four) roubles.

17. In case of default by the issuer, reasons for default. In case of cash default or their equivalent liabilities, value of these liabilities in monetary terms in which they are defaulted also should be stated:

Amount of charged but unpaid dividends – 117 508 376 (one hundred seventeen million five hundred eight thousand three hundred seventy six) roubles. Reasons for dividends being not paid: failure of shareholders having the right for dividends to present information on bank details to NLMK's shareholders register to receive dividends in non-cash form as well failure of shareholders to appear to Lipetskcombank to receive dividends in cash.

Vladimir P. Nastich
Chief Executive
Novolipetsk Iron & Steel Corporation

Date: March 4, 2005

REPORT

on inclusion of the Issuer's securities in the securities list admitted for auction at the equity market by the organizer of trade

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's address: ***2, Metallurgov Sq., Lipetsk, 398040, Russia.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: *www.nlmk.ru/rus/index/quarterindex.php3*
6. Full firm-name of the trade organizer at the equity market: ***The "RTS Stock Exchange" Non-Profit Partnership.***
7. Form, category and type of Issuer's securities, included into the equities list admitted for auction at the equity market by the organizer of trade: ***ordinary nominal non-documentary shares.***
8. Name of the quoted list which the Issuer's securities will be included into: ***quoted list «Б».***

Director General,
Novolipetsk Iron and Steel Corporation *V.P. Nastich*

Date: January 13, 2005 *(Stamp)*

NLMK

NOVOLIPETSK STEEL

Offering of 420,000,000 Ordinary Shares in the form of Ordinary Shares and Global Depositary Shares Offer Price: $1.45 per Ordinary Share and $14.50 per GDS

We are OJSC Novolipetsk Steel, or NLMK, one of the largest steel producers in the Russian Federation, or Russia.

The Offering

One of our principal shareholders, which we refer to as the Selling Shareholder, is offering 420,000,000 common shares of NLMK, with a nominal value of 1 ruble per share, which we refer to as Shares, in an international simultaneous offering of Shares and global depositary shares, or GDSs, with each GDS representing 10 Shares. The GDSs are being offered in the United States to qualified institutional buyers, or QIBs, as defined in and in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, or the U.S. Securities Act, provided by Rule 144A under the U.S. Securities Act, or Rule 144A, and outside the United States to certain persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act, or Regulation S. The Shares are being offered in the Russian Federation and outside the United States to certain persons in offshore transactions in reliance on Regulation S. We will not receive any proceeds from the offering of Shares and GDSs by the Selling Shareholder. The GDSs will be evidenced by global depositary receipts, or GDRs.

The Selling Shareholder has granted to the Joint Bookrunners, on behalf of the Underwriters, an over-allotment option, exercisable until 30 days after the announcement of the offer price on December 9, 2005, to purchase or procure purchasers for up to 63,000,000 additional Shares in the form of GDSs, at the offer price referred to above and on the terms and conditions of the offering and solely to cover over-allotments, if any, and to cover short positions relating to stabilization activities.

The NLMK Shares

The Shares are listed for trading on the Russian Trading System Stock Exchange, or the RTS Stock Exchange, under the symbol "NLMK". Prior to the offering described herein, there has been no market for the GDSs and only a limited public market for the Shares. The trading price of our common shares on the RTS Stock Exchange will not necessarily be related to the offering price of the Shares and the GDSs.

Listing

Applications have been made (i) to the U.K. Financial Services Authority, or the U.K. Listing Authority, in its capacity as competent authority under the Financial Services and Markets Act 2000, or the FSMA, for a listing of up to 239,729,089 GDSs, consisting of up to 42,000,000 GDSs to be issued on the Closing Date, up to 6,300,000 additional GDSs to be issued pursuant to the over-allotment option, as described herein, and up to 191,429,089 additional GDSs to be issued from time to time against the deposit of Shares with Deutsche Bank Trust Company Americas, as depositary, to be admitted to the official list of the U.K. Listing Authority, or the Official List, and (ii) to the London Stock Exchange plc, or the London Stock Exchange, for such GDSs to be admitted to trading on the London Stock Exchange's EEA Regulated Market (as defined in the Investment Services Directive 91/22/EC), to which we refer as the Regulated Market. Application has also been made to have the Rule 144A GDSs (as defined in this prospectus) listed on The PORTAL Market of the NASDAQ Stock Market, Inc., or PORTAL. Conditional trading in the GDSs on the London Stock Exchange is expected to commence on a when and if issued basis on December 9, 2005. Admission of the GDSs to the Official List and to trading on the Regulated Market is expected to take place on December 15, 2005, following closing and settlement therefor on or around December 14, 2005, which we refer to as the Closing Date. **All dealings in the GDSs prior to the commencement of unconditional dealings will be of no effect if admission does not take place and will be at the sole risk of the parties concerned.** No application is currently intended to be made for the GDSs to be admitted to listing or dealt with on any other exchange.

Risk Factors

This investment involves a high degree of risk. For a discussion of certain risk factors that should be considered in connection with an investment in the Shares and GDSs, see "Risk Factors" beginning on page 7. The GDSs are of a specialist nature and should only be bought and traded by investors who are particularly knowledgeable in investment matters.

The Shares and the GDSs have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States, except, in the case of GDSs, to QIBs in reliance on Rule 144A or, in the case of Shares and GDSs, outside the United States to certain persons in offshore transactions in reliance on Regulation S. Prospective purchasers are hereby notified that sellers of the Shares and GDSs may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. For a discussion of certain restrictions on transfers of the Shares and GDSs, see "Description of the Global Depositary Shares" and "Plan of Distribution".

Delivery and Settlement

The Shares and GDSs are offered by the Underwriters, as named in "Plan of Distribution," when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. The GDSs will be issued in global form and will be evidenced by a Master Rule 144A GDR registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC, and a Master Regulation S GDR, which, together with the Master Rule 144A GDR, we refer to as the Master GDSs, registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream. It is expected that delivery of the GDSs will be made against payment therefor in U.S. dollars in same day funds through the facilities of DTC, Euroclear and Clearstream on or about the Closing Date. See "Settlement and Delivery" for settlement details for the GDSs and the Shares.

Joint Lead Managers and Joint Bookrunners

UBS Investment Bank **Merrill Lynch International**

Co-Lead Manager
Alfa Capital Markets

Dated December 9, 2005

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is based on information provided by us and other sources believed by us to be reliable. UBS Limited and Merrill Lynch International, the other Underwriters and their affiliates and any person acting on their behalf are not responsible for, and are not making any representation or warranty, express or implied, to you concerning our future performance or the accuracy or completeness of this prospectus.

This prospectus, including the financial information and the appendices included herein, comprises a prospectus given in compliance with the prospectus rules made under Section 73A of the FSMA by the U.K. Listing Authority, or the Prospectus Rules, for the purpose of giving information with regard to NLMK and its subsidiaries and the GDSs in connection with the application for admission of the GDSs to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange's Regulated Market.

We accept responsibility for the information contained in this prospectus, and, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

In making an investment decision regarding the Shares and GDSs offered hereby, you must rely on your own examination of our company and the terms of the offering, including the merits and risks involved. You should rely only on the information contained in this prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and the information set forth in this prospectus may have changed since that date.

You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding purchasing the Shares and GDSs. We are not, and the Underwriters are not, making any representation to any offeree or purchaser of the Shares and GDSs regarding the legality of an investment in the Shares and GDSs by such offeree or purchaser under appropriate investment or similar laws.

UBS Limited and Merrill Lynch International are acting exclusively for us and the Selling Shareholder and no one else in connection with the offering and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the offering.

We obtained the market data used in this prospectus from internal surveys, industry sources and currently available information. The main sources for information on the steel industry were: (i) the International Iron and Steel Institute, an international steel industry body and a provider of statistical information on the global steel industry; (ii) the Federal Customs Service of the Russian Federation; (iii) Metall Expert, a Russian and CIS steel industry publication; (iv) Rosstat, the statistical agency of the Russian Federation; (v) Chermet Corporation, a provider of statistical information on the Russian steel industry; and (vi) OAO NIIBTMET, a Russian research institute which compiles statistical information on health and safety in the Russian metallurgical industry. We also obtained Russian macroeconomic and foreign exchange data from the Central Bank of the Russian Federation and we obtained market information on the price of our shares from RTS, a Russian stock exchange. We accept responsibility for having correctly reproduced information obtained from industry publications or public sources, and, so far as we are aware and have been able to ascertain from information published by those industry publications or public sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, you should keep in mind that we have not independently verified information we have obtained from industry and government sources. Certain market share information and other statements in this prospectus regarding the steel industry and our position relative to our competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect our best estimates based upon information obtained from trade and business organizations and associations and other contacts within the steel industry. This information from our internal estimates and surveys has not been verified by any independent sources.

The contents of our websites do not form any part of this prospectus.

The Selling Shareholder and the Underwriters reserve the right to reject any offer to purchase the Shares and GDSs in whole or in part and to sell to any prospective investor less than the full amount of the Shares and GDSs sought by such investor.

In connection with the offering, each of UBS Limited, Merrill Lynch International and any affiliate acting as an investor for its own account may take up the Shares and GDSs and in that capacity may retain, purchase or

sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the offering. Accordingly, references in this document to the Shares and GDSs being offered or placed should be read as including any offering or placement of securities to UBS Limited, Merrill Lynch International and any affiliate acting in such capacity. Neither UBS Limited nor Merrill Lynch International intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The distribution of this prospectus and the offer and sale of the Shares and GDSs may be restricted by law in certain jurisdictions. You must inform yourself about, and observe, any such restrictions. See "Description of the Global Depositary Shares" and "Plan of Distribution" elsewhere in this prospectus. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the Shares and GDSs or possess or distribute this prospectus and must obtain any consent, approval or permission required for your purchase, offer or sale of the Shares and GDSs under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales. We are not, and the Underwriters are not, making an offer to sell the Shares and GDSs or a solicitation of an offer to buy any of the Shares and GDSs to any person in any jurisdiction except where such an offer or solicitation is permitted.

The Shares and GDSs have not been approved or disapproved by the U.S. Securities and Exchange Commission, or the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Shares and GDSs or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO U.K. AND EEA INVESTORS

This prospectus and the offering are only addressed to and directed at persons in member states of the European Economic Area ("EEA"), who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Shares and the GDSs are only available to, and any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

This prospectus has been prepared on the basis that once it has been approved under the Prospectus Directive (2003/71/EC), all offers of GDSs (as well as the Shares offered hereunder) will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the EEA from the requirement to produce a prospectus for offers of GDSs (as well as offers of Shares). Accordingly any person making or intending to make any offer within the EEA of Shares and GDSs which are the subject of the placement contemplated herein should only do so in circumstances in which no obligation arises for NLMK, the Selling Shareholder or any of the Underwriters to produce a prospectus for such offer. None of NLMK, the Selling Shareholder or the Underwriters have authorised or do authorise the making of any offer of Shares or GDSs through any financial intermediary, other than offers made by Underwriters which constitute the final placement of Shares and GDSs contemplated herein.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE

SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO CANADIAN INVESTORS

The Shares and GDSs have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Shares and GDSs in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Plan of Distribution — Canada" and Ontario purchasers in particular should refer to the subsection entitled "Statutory rights of action (Ontario purchasers)".

STABILIZATION

In connection with the offering, UBS Limited or any person acting on their behalf may over-allot GDSs or effect transactions with a view to supporting the market price of the GDSs at a level higher than that which might otherwise prevail. However, there is no assurance that UBS Limited or any person acting on their behalf will undertake stabilization action. Any such stabilization may begin on the date on which adequate public disclosure of the final price of the GDSs is made and, if commenced, may be discontinued at any time, but it must end no later than 30 calendar days after the announcement of the offer price.

CURRENCIES AND EXCHANGE RATES

In this prospectus, references to "U.S. dollars" or "$" are to the currency of the United States, references to "rubles" or "RUR" are to the currency of the Russian Federation and references to "euro" or "€" are to the currency of the member states of the European Union participating in the European Monetary Union.

Prior to January 1, 2003, the Russian economy was considered hyperinflationary. In accordance with SFAS No. 52, our functional currency was the same as our reporting currency. The Russian economy ceased to be considered hyperinflationary as at January 1, 2003, resulting in a change in our functional currency to the Russian ruble. Accordingly, for the periods subsequent to January 1, 2003, the functional currency amounts (the ruble) are translated into the reporting currency (U.S. dollar) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on the official exchange rate quoted by the Central Bank of Russia. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this prospectus.

	Rubles per U.S. dollar			
For each year from January 1, 2000 to December 31, 2004 and for the nine months ended September 30, 2005	**High**	**Low**	**Average[1]**	**Period end**
2000	28.87	26.90	28.12	28.16
2001	30.30	28.16	29.17	30.14
2002	31.86	30.14	31.35	31.78
2003	31.89	29.25	30.69	29.45
2004	29.45	27.75	28.82	27.75
Nine months ended September 30, 2005	28.84	27.46	28.15	28.50

(1) The weighted average of the exchange rates on each day of each full month during the relevant period. The weighted average for the nine months ended September 30, 2005 is based on our calculation of the average of the rates quoted by the CBR in that period.

For each month from July 2005 to December 2005	Rubles per U.S. dollar High	Low
July 2005	28.84	28.57
August 2005	28.60	28.31
September 2005	28.57	28.20
October 2005	28.67	28.42
November 2005	28.88	28.50
December 2005 (up to December 8)	29.00	28.78

The exchange rate between the ruble and the U.S. dollar on December 8, 2005 was 28.93 rubles per $1.00.

No representation is made that the ruble or U.S. dollar amounts in this prospectus could have been converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the ruble.

Certain amounts that appear in this prospectus have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

All but one of our directors and executive officers named in this prospectus reside outside the United States and the United Kingdom. All or a substantial portion of their and our assets are located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, it may not be possible for you to:

- effect service of process within the United States or the United Kingdom upon any of our directors and executive officers named in this prospectus; or
- enforce, in the United States or the United Kingdom, court judgments obtained in courts of the United States or the United Kingdom, as the case may be, against us or any of our directors and executive officers named in this prospectus in any action, including actions under the civil liability provisions of federal securities laws of the United States.

In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States or the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognized by courts in Russia only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. No such treaty exists between the United States or the United Kingdom and the Russian Federation for the reciprocal enforcement of foreign court judgments and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

The Deposit Agreements for the GDSs provide for actions brought against us by any party to the Deposit Agreements to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including:

- the inexperience of Russian courts in international commercial transactions;
- official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors; and
- corruption and Russian courts' inability to enforce such orders.

For a further description of the risks relating to your ability to enforce court judgments against us or any of our directors and executive officers, see "Risk Factors — Risks Relating to the Shares, the GDSs and the Trading Market — You may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and the United Kingdom and all but one of our current directors and executive officers reside outside the United States and the United Kingdom".

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are not historical facts and are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the political and legal environment in which we operate and other information that is not historical information.

Words such as "believe," "anticipate," "estimate," "expect," "intend," "predict," "project," "could," "may," "will," "plan" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors," as well as those included elsewhere in this prospectus. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- changes in political, social, legal or economic conditions in Russia;
- the effects of, and changes in, the policies of the government of the Russian Federation, including the President and his administration, the Prime Minister, the Cabinet and the relevant ministries and state agencies;
- the prices of our steel products and the raw materials which we require;
- tariffs and other restrictions on the import or export of steel or raw materials;
- the costs of energy and transportation;
- our ability to fund our future operations and capital needs through borrowing or otherwise;
- our ability to successfully implement any of our business strategies;
- our ability to integrate our businesses, including recently acquired businesses, and to realize anticipated cost savings and operational benefits from such integration;
- an increase or decrease in demand for our products and services;
- our ability to obtain the licenses necessary for our businesses;
- the effects of competition;
- the effects of international political events;
- inflation, interest rate and exchange rate fluctuations; and
- our success in identifying other risks to our businesses and managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made. Accordingly, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise other than as required by applicable laws or the listing rules of the U.K. Listing Authority or the Prospectus Rules. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

AVAILABLE INFORMATION

For so long as any Rule 144A GDSs (or the Shares represented thereby) are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, NLMK will, during any period in which it is neither subject to Section 13 or Section 15(d) of the U.S. Securities Exchange Act of 1934, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted Rule 144A GDSs or to any prospective purchaser of such restricted Rule 144A GDSs designated by such holder or beneficial owner upon the request of such holder, beneficial owner or prospective purchaser, the information required to be delivered to such persons pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

TABLE OF CONTENTS

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PROSPECTUS SUMMARY

This summary highlights certain aspects of our business and the offering. You should read the entire prospectus, including the consolidated financial statements and related notes, before making any decision to invest in the Shares or the GDSs.

For investors in GDSs: This summary must be read as an introduction to this prospectus and any decision to invest in the GDSs should be based on a consideration of the prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area, no civil liability will attach to us in any such member state solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the European Economic Area, the plaintiff may, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

In this prospectus, unless the context otherwise requires, the terms "we," "us," "our" and other similar terms refer to the consolidated business of NLMK and its subsidiaries. You should carefully consider the information set forth under the headings "Risk Factors" and "Forward-Looking Statements".

Our Business

We are one of the world's leading steel producers and one of the four largest steel producers in Russia. We produced 9.1 million tonnes of crude steel in 2004 (6.2 million tonnes in the first nine months of 2005). In 2004, we generated 64% of our sales revenue from export markets (58% in the first nine months of 2005). We believe that our production facilities are among the most technologically advanced in Russia, producing flat products in a variety of grades and sizes.

We have a diversified portfolio of products, with a strong presence in many industry sectors in both our export and domestic markets. Our product range includes pig iron, slabs, hot- and cold-rolled steel and a variety of value-added products, such as cold-rolled steel sheet, electrical steel, coated sheet and other specialty flat products. In the nine months ended September 30, 2005, we produced 13% of the overall Russian crude steel output, 21% of the overall Russian flat products output and 45% of the overall Russian pre-painted rolled coil steel output. In the nine months ended September 30, 2005, we were the largest producer of cold-rolled steel in Russia with a 32% share of total production, and one of the largest producers of electrical steel in Europe.

Our products are exported, either directly or through three wholesale traders, to over 60 countries in South-East Asia, Europe, the Middle East and North America. The wholesale traders, which are under common ownership, are unrelated parties to NLMK. Our exported products primarily consist of slabs (49% in 2004), hot-rolled steel (16%) and cold-rolled steel (14%). In 2004, our share of the global slabs market was approximately 14%. Domestically, our most important markets are the metallurgy and metal works industry, the automotive sector (we are the main supplier to Avtovaz, the largest auto manufacturer in Russia) and the construction industry.

We seek to control our costs throughout our production cycle and believe we enjoy one of the most competitive production cost structures in the global steel industry. We are an increasingly vertically integrated steel producer, with control over many of our raw material supplies. In 2004, we acquired OJSC Stoilensky GOK, the third largest iron ore producer in Russia, which produced approximately 11 million tonnes of iron ore concentrate in 2004 (8 million tonnes in the first nine months of 2005) and has deposits under license (expiring in 2016) having up to 60 years of reserves life. Together with OJSC Kombinat KMA Ruda, or KMA Ruda, another iron ore producer in which we hold a stake, Stoilensky GOK supplies substantially all of our iron ore concentrate requirements. Stoilensky GOK and KMA Ruda are both located in the Kursk Magnetic Anomaly, the world's largest iron ore deposit, which is approximately 350 kilometers from our production facilities. In addition, in 2005, we acquired a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect this deposit to be operational in 2008 and to provide approximately 50% of our coking coal requirements from 2009. We also internally supply other raw material and energy requirements, including, in the nine months ended September 30, 2005, producing 35% of our steel segment's electricity needs.

Our production facilities are concentrated in the City of Lipetsk, located in the center of the European part of Russia and close to transportation routes. In 2004, we acquired a controlling interest in the principal operator of the Black Sea port of Tuapse, Russia's fifth largest seaport. Our relative proximity to the Baltic and Black Sea ports and our main customers in Russia, most of which are located within 1,500 kilometers of Lipetsk, helps to reduce the costs of transporting our products.

In 2000, we embarked on a significant technical upgrading program, which was designed to upgrade our production equipment and implement advanced technologies in order to increase production levels, improve the quality and range of our products, reduce production costs and lessen the environmental impact of our operations. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program; from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program; during the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program; and we expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program. In 2006, we will commence the second phase of this program, focusing on achieving continued improvements in the efficiency, capacity and quality of our operations, as well as further significant expansion of our mining operations to further increase the level of vertical integration. We currently estimate that the total cost of the second phase of the program will be approximately $2,700 million, which we currently plan to allocate among our steel production operations ($1,640 million), Stoilensky GOK ($570 million), the Zhernovskoe-1 coal deposit ($430 million) and OJSC TMTP ($60 million). As a result of our investment in our production facilities, our productivity, measured in terms of output of steel per employee of our steel operations, increased by 43% from 2001 to 2004. We are recognized by leading certification agencies and our customers for the high quality of our products and production facilities.

We believe that our proximity to transportation links, our control over an increasing portion of our raw material and energy supplies and our production costs, our program of modernizing our production facilities and our diverse product mix has enabled us to achieve one of the highest profitability margins in the global steel industry as measured by EBITDA margin and net income margin. In 2004, we had sales revenue of $4,538.7 million, EBITDA of $2,562.8 million and EBITDA margin of 56.5% and, in the nine months ended September 30, 2005, we had sales revenue of $3,387.7 million, EBITDA of $1,627.2 million and EBITDA margin of 48.0%.

Strategy

Our mission is to be the preferred provider of flat steel products to our core customer base and to be the most profitable steel producer in the world. To achieve our mission, we plan to pursue the following strategies:

- Maintain our competitive advantage in low cost production and industry profitability by continuing to enhance the modernization and efficiency of our production facilities, pursuing self-sufficiency through vertical integration and increasing profitability through stringent cost management;
- Strengthen our market leadership in flat steel products in our core markets;
- Continue the development of our high value-added product portfolio; and
- Pursue strategic acquisition opportunities with respect to both our steel business and our underlying raw material needs.

See "Business — Strategy".

Competitive Strengths

We believe that our principal competitive strengths are the following:

- Leading Russian steel producer with a strong export position;
- World class assets with a competitive cost production structure;
- Substantial vertical integration with access to raw materials and transport infrastructure;
- Among the world's most profitable and cash generative steel companies;
- Diversified portfolio by product and geography;
- Strong balance sheet and cash flow generation providing financial flexibility;

- Strong platform for growth;
- Experienced management team with proven track record; and
- Commitment to environmental standards.

See "Business — Competitive Strengths".

Summary Consolidated Historical Financial Information

The table below shows, in summary form, our historical financial information as of and for the years ended December 31, 2002, 2003 and 2004, as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005. The consolidated statement of income and balance sheet data as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our annual consolidated financial statements included on pages F-2 to F-42 of this prospectus. Our annual consolidated financial statements as of and for the years ended December 31, 2002 and 2001 are also included in this prospectus (on pages F-43 to F-65) in accordance with the requirements of the Prospectus Directive. Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002 contain certain reclassifications and additional disclosures relating to the financial information as of and for the year ended December 31, 2002 made after initial issuance of our financial statements for the year ended December 31, 2002 and the related audit report. A description of these reclassifications and additional disclosures made to the financial statements for the year ended December 31, 2002 is set forth in Note 27 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 included in this prospectus. This information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, this interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period. Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP, since January 1, 1998. This summary financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,	
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
	(Amounts in thousands of U.S. dollars)				
Sales revenue	1,711,657	2,468,022	4,538,686	3,215,222	3,387,729
Production cost	(950,058)	(1,293,330)	(1,888,702)	(1,360,036)	(1,548,077)
Depreciation and amortization	(146,327)	(157,809)	(243,656)	(173,824)	(210,556)
Cost of sales	(1,096,385)	(1,451,139)	(2,132,358)	(1,533,860)	(1,758,633)
Gross profit	615,272	1,016,883	2,406,328	1,681,362	1,629,096
Operating income	511,913	882,274	2,222,864	1,564,953	1,432,561
Income before income tax and minority interest	466,874	881,734	2,364,002	1,716,326	1,459,623
Income tax	(129,699)	(223,035)	(572,221)	(405,665)	(394,783)
Income before minority interest	337,175	658,699	1,791,781	1,310,661	1,064,840
Equity in net earning of associates	—	—	—	—	3,601
Minority interest	1,243	(2,243)	(19,280)	(16,053)	(22,653)
Net income	338,418	656,456	1,772,501	1,294,608	1,045,788

	As of December 31,			As of September 30, 2005
	2002	2003	2004	
				(Unaudited)
	(Amounts in thousands of U.S. dollars)			
Cash and cash equivalents	382,957	729,641	1,348,615	1,932,743
Total assets	2,198,986	3,085,265	5,165,921	5,966,642
Total debt (long-term and short-term)	6,334	4,541	9,108	19,863
Total liabilities	194,917	458,705	859,643	1,087,243
Total stockholders' equity	1,991,178	2,609,908	4,220,491	4,792,982

As at September 30, 2005, our total debt was $19.9 million.

Summary production and sales information

The table below shows the production volume of our principal steel products for the periods indicated.

Product	Year ended December 31, 2003 amount	Year ended December 31, 2004 amount	Change amount	Change (%)	Nine months ended September 30, 2004 amount	Nine months ended September 30, 2005 amount	Change amount	Change (%)
	(In millions of tonnes, except for percentages)							
Pig Iron	8.6	9.0	0.4	4.7	6.7	5.7	(1.0)	(14.9)
Pig iron for sale	0.9	1.1	0.2	22.2	0.7	0.3	(0.4)	(57.1)
Finished steel products	8.0	8.5	0.5	6.3	6.4	5.7	(0.7)	(10.9)
Slabs	3.3	3.8	0.5	15.2	2.7	2.2	(0.5)	(18.5)
Rolled steel products	4.7	4.7	—	—	3.7	3.5	(0.2)	(5.4)
Hot-rolled steel	2.0	2.1	0.1	5.0	1.6	1.6	—	—
Cold-rolled steel	2.7	2.6	(0.1)	(3.7)	2.1	1.9	(0.2)	(9.5)
Coated steel	0.5	0.5	—	—	0.4	0.4	—	—
Hot dip galvanized steel	0.3	0.3	—	—	0.2	0.2	—	—
Pre-painted steel	0.2	0.2	—	—	0.2	0.2	—	—
Electrical steel	0.4	0.5	0.1	25.0	0.4	0.3	(0.1)	(25.0)
Grain oriented	0.1	0.1	—	—	0.1	0.1	—	—
Non-grain oriented	0.3	0.4	0.1	33.3	0.3	0.2	(0.1)	(33.3)

We currently expect that our total crude steel production in 2005 will be 8.5 million tonnes, of which 8.0 million tonnes will be finished steel, comprising 4.8 million tonnes of rolled steel products and 3.2 million tonnes of slabs.

The table below shows the sales attributable to our steel products for the periods indicated.

	Year ended December 31, 2002 Sales volume (mln tonnes)	2002 Amount of revenues (mln. $)	2002 % of revenues	2003 Sales volume (mln tonnes)	2003 Amount of revenues (mln. $)	2003 % of revenues	2004 Sales volume (mln tonnes)	2004 Amount of revenues (mln. $)	2004 % of revenues	Nine months ended September 30, 2005 Sales volume (mln tonnes)	2005 Amount of revenues (mln. $)	2005 % of revenues
Pig iron	0.70	59.3	3.5	0.93	115.7	4.7	1.06	267.0	6.1	0.25	64.3	2.0
Slabs	3.24	447.0	26.4	3.34	593.7	24.2	3.76	1,442.0	32.8	2.21	804.8	25.5
Hot-rolled steel	2.12	365.3	21.6	2.01	507.1	20.7	2.06	928.5	21.1	1.60	765.3	24.2
Cold-rolled steel	1.79	408.1	24.1	1.84	621.7	25.4	1.63	851.8	19.4	1.21	691.8	21.9
Hot dip galvanized steel	0.34	119.6	7.1	0.31	149.7	6.1	0.26	171.3	3.9	0.17	134.8	4.3
Pre-painted steel	0.19	102.6	6.1	0.19	134.8	5.5	0.24	195.5	4.4	0.17	165.2	5.2
Grain oriented steel	0.10	71.6	4.2	0.11	85.1	3.5	0.12	118.5	2.7	0.09	200.5	6.4
Non-grain oriented steel	0.16	46.5	2.7	0.28	109.1	4.5	0.39	217.0	4.9	0.24	174.9	5.5
Other operations(1)	N/A	72.6	4.3	N/A	133.3	5.4	N/A	208.0	4.7	N/A	158.5	5.0
Total	N/A	**1,692.6**	**100.0**	N/A	**2,450.2**	**100.0**	N/A	**4,399.6**	**100.0**	N/A	**3,160.1**	**100.0**

(1) Comprises sales revenue derived primarily from the sale of by-products, services and other steel products.

Risk Factors

An investment in the Shares or GDSs is subject to risks relating to our business and industry, economic, political, social and legal risks associated with the Russian Federation and risks arising from the nature of the Shares and GDSs and the markets upon which they are expected to be traded, including risks associated with the following matters:

- The cyclical nature of the demand and prices for our steel products;
- The highly competitive nature of the steel industry;
- The supplies and costs of the raw materials and energy that we require;
- The imposition of trade barriers or duties on our steel products;
- Foreign currency exchange rate fluctuations and Russian currency control laws;
- The acquisition and maintenance of our principal licenses;
- Our lack of insurance coverage of the type that is customary in more economically developed countries;

- Potential economic or political instability in Russia;
- Weaknesses in the Russian legal system;
- The uncertain scope and application of Russian tax laws and regulations;
- Our controlling shareholder's ability to exert significant influence over us;
- The limited protection afforded to minority shareholders under Russian law;
- The ability of holders of GDSs to exercise the rights attached to the underlying Shares;
- The ability to deposit shares into the GDS program in order to receive GDSs; and
- The offering may not result in a liquid or active market for the Shares or GDSs and their price may be highly volatile.

Prior to making a decision to invest in the Shares or GDSs, you should carefully consider the information set forth under the heading "Risk Factors".

Regulatory Matters

Our business operations are subject to regulation by the Russian authorities on a number of matters, including licensing, subsoil use, environmental protection, employee health and safety and competition. We are also subject from time to time to various international tariffs and duties on the importation of Russian steel products. See "Regulatory Matters".

Our Management; Corporate Governance

Our management team has substantial experience in the steel industry and has an established track record of successfully managing our company. Our Board of Directors currently consists of nine members, of whom four, including a U.S. citizen, are independent directors in accordance with the criteria set out in the Russian Joint Stock Companies Law and our Corporate Governance Code, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. We refer to those directors as independent directors and we intend to maintain at least three such independent directors on our Board following the offering.

On December 3, 2004, we adopted a new Corporate Governance Code. In formulating this code, we were guided both by applicable Russian laws and regulations and the principles recommended in the OECD Principles of Corporate Governance. Our Corporate Governance Code sets out principles and standards for our relations with our shareholders, the composition and proceedings of our Board of Directors, the role of our executive officers, disclosure of information and the auditing of our financial performance. Key provisions of our Corporate Governance Code include the principle of equal treatment of all our shareholders, a commitment to maintain at least three independent directors and the establishment of three board committees.

Our Corporate Governance Code also includes a commitment to transparency. In addition to our obligations under the disclosure standards established by Russian legislation and the requirements of the Federal Service for Financial Markets, we aim to ensure timely and precise public disclosure of data on all significant issues, including our operating results, financial position, ownership and corporate governance.

We believe that our Corporate Governance Code will help to ensure that we are managed and monitored in a responsible and value-driven manner and that the rights of our shareholders and investors are protected. See "Management and Corporate Governance".

Share Capital and Dividends

Our current share capital consists of 5,993,227,240 common shares, all of which are fully paid, issued and outstanding, with a nominal value of 1 ruble each. Our common shares were issued in accordance with the laws of the Russian Federation and have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".

Our dividend policy, which was approved by our shareholders on June 25, 2004, targets dividend payments of 25% of our annual net income and provides for a minimum annual dividend payment of at least 15% of our

annual net income, as determined in accordance with U.S. GAAP. We declared dividends of $338.9 million during the year ended December 31, 2004 and $382.3 million for the first nine months of 2005. See "Dividend Policy".

Summary of the Offering

Veft Enterprises Limited, a company incorporated under the laws of Cyprus which we refer to as the Selling Shareholder, intends to offer 420,000,000 Shares, in the form of Shares and GDSs, with each GDS representing 10 Shares. The offer price for the Shares is $1.45 and for the GDSs is $14.50 and the closing date is expected to be on or about December 14, 2005. The Selling Shareholder is beneficially owned by Mr. Vladimir Lisin, our controlling shareholder and the Chairman of our Board of Directors.

We will not receive any of the proceeds from the sale of the Shares and GDSs. Following the offering, our controlling shareholder will beneficially own 82.84% of our outstanding shares, or 81.79% of our outstanding shares if the Underwriters exercise their over-allotment option in full.

RISK FACTORS

An investment in the Shares and GDSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this prospectus, before you decide to buy the Shares or GDSs. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of the Shares and GDSs could also decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the Shares and GDSs.

Risks Relating to Our Business and Industry

We operate in a cyclical industry, and any local or global downturn in the steel industry may have an adverse effect on our results of operations and financial condition.

The steel industry is cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including global and regional steel consumption, worldwide production capacity, capacity utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. For example, steel prices have recently been driven to a significant extent by demand for imported steel in China and reached their highest levels in nearly 20 years during 2004. At the same time, global steel production volumes reached their highest levels in the past fifty years. Following a decline in Chinese demand for imported steel, steel prices fell significantly in the second and third quarters of 2005, and steel producers, including ourselves, responded by reducing capacity. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control. In addition, we derive a significant portion of our export revenues from the sale of slabs, the price of which is generally volatile. For example, our averaged realized prices for slabs in the third quarter of 2005 were $249 per tonne, compared to $423 per tonne in the first six months of 2005. Prolonged declines in world market steel prices would have a material adverse effect on our revenues.

We derived 42% and 36% of our total revenues from sales to customers in Russia in 2003 and in 2004, respectively, and 42% in the nine months ended September 30, 2005. The Russian economy has been unstable over the past 10 years. From 1995 to 1998, the Russian economy contracted in real terms at an average rate of 2.7% per year. After the Russian crisis in 1998, the economy recovered and grew in real terms at an average rate of 6.4% per year from 2000 to 2004 and has continued to grow at 5.7% per year in the first nine months of 2005. Russian production of steel also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 64 million tonnes in 2004 and 48.4 million tonnes in the first nine months of 2005. Further, a significant portion of our products in Russia are used in the automotive, construction and engineering industries, which are particularly vulnerable to general economic downturns. A downturn in the Russian economy, or in a particular sector of it, could result in a significantly reduced demand for our products, which would have a material adverse effect on our business and the results of our operations.

The steel industry is highly competitive, and we may not be able to compete successfully.

The Russian and international markets for steel and steel products are highly competitive. We compete primarily on the basis of price, quality, technical innovation and the ability to meet customers' product specifications and delivery schedules. Our competitors include foreign steel producers, many of which are larger, have greater capital resources, have more technologically advanced steel production facilities and, in some cases, have lower raw material costs than us. We face price-based competition from steel producers in emerging market countries, including, in particular, Ukraine. Domestic competitors may have competitive advantages in terms of access to key suppliers. Our key competitors in the domestic markets for flat products are OJSC Magnitogorsk Iron & Steel Works, or MMK, and OJSC Severstal, or Severstal. With respect to steel products sold to Europe, our principal competitors are major European steel companies, major Russian steel companies and other international steel companies. With respect to steel sold to China, our principal competitors are Chinese, other Asian, CIS and European steel companies. China has now become an exporter of certain steel products.

Our competitive position may be affected by the recent trend towards consolidation in the steel industry. While there are still a significant number of small companies operating in the steel sector worldwide, the 1990s

were marked by an active consolidation process within the steel industry, through mergers and acquisitions involving, among others, the Mittal Steel Group, Arcelor, ThyssenKrupp Stahl and JFE. These and many other large international steel companies have greater financial resources and more extensive global operations than us. Major international steel producers have begun to seek to expand their operations into emerging markets as shown by the October 2005 acquisition by Mittal Steel of Kryvorizhstal, the second largest steel producer in Ukraine. The Russian steel industry has also experienced increased conglomeration and consolidation, including the formation of the EvrazHolding Group.

Steel producers are also in competition with producers of substitute materials, particularly in the automotive, construction and packaging industries.

The highly competitive nature of the steel industry combined with excess production capacity for some steel products has resulted, and may in the future continue to result, in downward pressure on prices of some of our products. There can be no assurance that we will be able to compete successfully in the future. The intensity of competition, combined with the cyclicality of steel markets, results in significant variations in economic performance, which may lead to a decrease in our expected profits and even to losses.

Russian competition law may restrict our ability to determine the prices of our products.

As a major Russian steel and metalware producer, we appear on the register maintained for companies with a 35% share in a particular goods market in Russia. For some of the products that we sell, our market share in Russia exceeds 65%, which means that we are deemed to have a dominant position in those markets. Under the current Russian competition law, companies entered on the register and having a dominant position are subject to restrictions on their ability to set prices for their products, which may adversely affect our results of operations. See "Regulatory Matters — Regulation of Competition".

The Russian Federal Anti-Monopoly Service is currently investigating allegations of price fixing by the major Russian iron ore producers, including our subsidiary, Stoilensky GOK. If the Federal Anti-Monopoly Service concludes, as a result of these investigations, that there has been a degree of collusion in determining prices among iron ore producers, we may in the future be subject to penalties and/or restrictions on our ability to set prices for the iron ore that we sell, which may adversely affect the revenues that we derive from our mining operations.

In July 2005, the Russian parliament gave preliminary approval to a new competition law, which may, if enacted, significantly increase the regulatory powers of the competition authorities in Russia. In the event that a new competition law significantly increases the regulatory powers of the competition authorities in Russia, we may be subject to additional restrictions on our ability to set prices for some of our products, which could have a material adverse effect on our results of operations.

We are dependent on suppliers for some of the raw materials we use. A disruption in supply could have a material adverse effect on our results of operations.

We require substantial amounts of raw materials in the steel production process, in particular iron ore and coal. While our subsidiaries and affiliates supply substantially all of our iron ore concentrate requirements, we currently rely on third party suppliers to provide all our coal requirements. Our principal suppliers of coal are located at coal basins in Siberia, which are a great distance from our steel production units in Lipetsk, and, therefore, we are subject to the risk that the transportation of these supplies may be disrupted. See "— Increased transportation costs or a disruption in transportation could significantly affect our business and financial results". In August 2005, we acquired at auction a license for the exploration and development of the Zhernovskoe-1 coal deposit in Siberia. We do not currently expect, however, that commercial mining at this deposit will begin before 2008. While we may consider the acquisition of additional reserves of coal, we cannot assure you that such additional reserves will be acquired or that the terms relating to any such acquisition will be acceptable. In addition, our operations require substantial amounts of other raw materials, including limestone and dolomite (which are sourced internally), non-ferrous metal and ferro-alloys and scrap metal (which is partially sourced internally) and iron ore pellets (which are sourced externally). The availability of the raw materials that we require may be negatively affected by a number of other factors largely beyond our control, including interruptions in production by suppliers, decisions by suppliers to allocate supply of raw materials to other purchasers, price fluctuations and increasing transportation costs. The price and availability of raw materials sourced from third parties are also subject to market conditions. We have contracts, which typically are of one year's duration and which generally may be terminated on up to 60 days' notice, with many of our suppliers. Should our relationships with any of our suppliers change or these contracts terminate without renewal or replacement, our ability to operate our business may be materially affected.

We are dependent on government-controlled companies for a substantial portion of our energy needs. Increased energy costs or an interruption in our electricity or natural gas supply could materially adversely affect our business and results of operations.

Energy costs, particularly the costs of electricity and gas, comprise a significant portion of our cost of production.

In 2004, we purchased approximately 3.5 billion kWh of electricity, representing 63% of our needs, from local subsidiaries of RAO UES, the government-controlled national holding company for the Russian power sector. In the first nine months of 2005, we purchased approximately 2.6 billion kWh of electricity from subsidiaries of RAO UES, representing 65% of our steel segment's needs. The remainder was supplied by electricity generating facilities owned by us. Domestic electricity prices are regulated by the Russian government. The government is currently implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2007. In addition, while subject to doubt as to whether it will be implemented as currently written, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 cents per kWh by 2006. In 2004, our average cost of purchased electricity was 3.0 cents per kWh, increasing to 3.3 cents per kWh in the first nine months of 2005. Assuming a price of 3.6 cents per kWh in 2004, we would have incurred approximately $24.5 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

In 2004 and in the first nine months of 2005, we purchased 1.7 billion cubic meters and 1.3 billion cubic meters, respectively, of natural gas from OJSC Gazprom, or Gazprom. Gazprom is the dominant producer and monopoly transporter of natural gas within Russia, as well as a significant supplier of natural gas to Western Europe. Domestic natural gas prices are regulated by the government. These prices have been rising over the last few years. Although natural gas prices have recently risen, they are still significantly below Western European levels, which helps to provide us with a cost advantage over our competitors. Recently, in connection with Russia's potential accession to the World Trade Organization, or WTO, Russia and the European Union agreed that Russia would raise domestic gas prices to $37-42 per thousand cubic meters ($1.05-1.19 per thousand cubic feet) by 2006 and to $49-57 per thousand cubic meters ($1.39-$1.61 per thousand cubic feet) by 2010. Gazprom has proposed to set its domestic prices for industrial consumers of its natural gas at market rates beginning in 2006 and to require steel companies to purchase a portion of their gas requirements at prices above the regulated price. In 2004, our average cost for natural gas was $32 per thousand cubic meters ($0.91 per thousand cubic feet), and our average cost of natural gas increased to $46 per thousand cubic meters ($1.3 per thousand cubic feet) in the first nine months of 2005. If the price we pay for natural gas continues to increase, our costs will rise and our profitability could be materially adversely affected. We may also be affected if Gazprom further diverts its sales to foreign markets, resulting in an insufficient supply of natural gas in the Lipetsk region or in Russia.

An interruption in our electricity or natural gas supplies would have a significant effect on our business and results of operations. In the event of a failure in the electricity grid, production of our steel products could continue for only a limited time. Gas supplied by Gazprom is one of the heating fuels, in addition to coke, that we use in our blast furnaces and any interruption in supply could result in a decrease in the production levels of the blast furnaces and require us to consume significantly more coke.

Increased transportation costs or a disruption in transportation could significantly affect our business and financial results.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to our domestic customers. Although we have begun to acquire and lease railway rolling stock to provide for independent transportation of some of our raw materials and products, we are likely to continue to be dependent for most of our rail transport needs on the state-owned monopoly, OJSC Russian Railroads, or Russian Railroads. In 2003, legislation was enacted which set out the framework for the reorganization of the former Ministry of Railways into Russian Railroads, to be followed by the eventual privatization of some of its functions.

Railway tariffs for freight of our raw materials and products increased, on average, by approximately 16% in 2002, 26% in 2003, 12% in 2004 and 18% in the first nine months of 2005, resulting in significant increases in our transportation costs. Currently, the Russian government sets rail tariffs and may further increase these tariffs,

as it has done in the past. The Russian government has announced that, beginning in 2007, tariff increases will be at or below the annual inflation rate, but we cannot assure you that these limits will not be changed. A further significant increase in rail tariffs, whether implemented by the Russian government or resulting from the reorganization or privatization of Russian Railroads, or other transportation costs could adversely affect our profitability. The Russian railway system is subject to risks of disruption as a result of the declining physical condition of the facilities, a shortage of rail cars, the limited capacity of border stations and load shedding, including those due to poorly maintained rail cars and train collisions. See "Risks Relating to the Russian Federation — Economic Risks — The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity".

Equipment failures or production curtailments or shutdowns could adversely affect our sales and profitability.

Interruptions in production capacities will inevitably increase production costs and reduce sales and earnings. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events, such as fires, explosions or adverse weather conditions. Our manufacturing processes depend on critical pieces of steelmaking equipment, such as furnaces, converters, continuous casters and rolling equipment, as well as electrical equipment such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of any equipment failures. Furthermore, any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative effect on our profitability and cashflows. We do not currently maintain business interruption insurance, and any recoveries under insurance coverage that we may obtain in the future may not offset the lost revenues or increased costs resulting from the disruption of operations. A longer-term business disruption could also result in a loss of customers. If this were to occur, future sales and our profitability could be adversely affected.

In addition, the climate of the region of Russia where our production facilities are located affects our operations during various times of the year. If colder weather starts earlier or ends later in the year, then our operating capacity may be reduced or stockpiles of raw materials may be increased.

We face numerous protective trade restrictions in the export of our steel products.

We face numerous protective tariffs, duties and quotas, which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. A significant portion of our sales revenues is derived from sales of steel products that are subject to import restrictions. See "Regulatory Matters — Trade Barriers and Anti-Dumping Regulations". If countries to which our steel products are currently exported impose further restrictions on our products, our export sales could suffer, which would have a material adverse effect on our revenues and earnings.

The European Union has a quota system in place covering imports of most Russian steel products (excluding pig iron, slabs and electrical steels), and our steel products exported to other European countries that have recently joined the European Union have become subject to the European Union's quota system, as might our steel products exported to those countries who join the European Union in the future. Sales of our products to end-customers in the European Union constituted 17.3% of our sales revenues in 2004. We used 87% of our European Union steel import quota allocation during 2004. As of September 30, 2005, we had used approximately 57% of our existing European Union allocation for 2005, although the European Union has recently introduced a revised, increased quota allocation for 2005 and 2006. It is expected that the quota system will be withdrawn by the end of 2006 or, if earlier, at the time of Russia's accession to the WTO. If European Union quotas are not withdrawn, our ability to expand our sales in the European Union could be limited. In addition, we have agreed with the European Union that, in exchange for the suspension of an anti-dumping duty on our exports of grain oriented steel, we will set minimum market-referenced prices for our exports of this product into the European Union. If this agreement is terminated, our revenues from the export of grain oriented steel may be adversely affected.

The United States has a quota and reference price system in place with respect to imports of Russian hot-rolled flat carbon quality steel products. The United States introduced these measures in accordance with a Suspension Agreement on anti-dumping duty measures, and extended them on April 28, 2005 following a five-year sunset review. Imports of Russian cut-to length carbon steel plate were also subject to a quota system, which was replaced in late 2002 by a market economy-based reference price system estimated on the basis of the Russian companies' actual costs of production. Additional quotas with respect to imports of pig iron, cold-rolled

steel, slabs, galvanized sheets and some other products from Russia expired in July 2004. In December 2003, the United States also withdrew safeguard measures in the form of tariffs on most steel exports to the United States, including those from Russia, after the WTO's Appellate Body had determined them to be inconsistent with the requirements of the WTO. Sales of our steel products to end-customers in North America constituted 14.5% of our sales revenue in 2004, of which the United States accounted for the largest share. If the United States imposes new anti-dumping duties or other types of restrictions, exports of our products to the United States may decrease, which would have a material adverse effect on our revenues and earnings.

In January 2004, China imposed new anti-dumping duties on cold-rolled steel imports from Russia that were retroactive to September 2003 and were to be effective for five years. These duties were suspended indefinitely in September 2004. Sales of our steel products to end-customers in China constituted 4.6% of our sales revenue in 2004. We cannot assure you that China will not introduce similar anti-dumping measures in the future, which would limit our ability to expand our sales in China.

We benefit from Russia's tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to various steel products imported from outside of Russia, other than specified CIS countries. These tariffs generally amount to 5% of value for most of the products, increasing to 20% of value for certain high value-added steel products. In addition, Russia has imposed restrictions on the import of some steel products from Ukraine. We believe we benefit from these tariffs, duties and restrictions because they increase the cost of imported steel in Russia and prevent subsidized exports to Russia from other countries, including Ukraine, from reducing the prices we can obtain for these products in our domestic markets. These tariffs, duties and restrictions may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

Recently, Russia and the European Union agreed on terms for Russia's entry into the WTO and, according to press reports, Russia may complete its negotiations with other countries enabling it to join the WTO by 2007. Russia's accession to the WTO could negatively affect our business and prospects. In particular, Russia's entry into the WTO could result in the lowering or removing of tariffs and duties on steel products, causing increased competition in the domestic steel market from foreign producers, which could have a material adverse effect on our revenues and earnings.

We will require a significant amount of cash to fund our capital investments, including our technical upgrading program. If we are unable to generate this cash through our operations or through external sources, this program may not be completed on schedule or at all.

Our business is and will continue to be capital-intensive. In 2000, we commenced a technical upgrading program, in which we planned to expand our capacity and generally modernize our facilities throughout our operations. We estimate that the total cost of our capital expenditures, from 2000 through 2005, will be approximately $1,499 million, of which we estimate approximately $1,263 million will be for the first phase of our technical upgrading program, which commenced in 2000 and will end in 2005. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program and, from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program. During the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program, and expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program. We are planning to implement phase two of our technical upgrading program from 2006 through 2010, the total cost of which we currently estimate to be approximately $2,700 million, and we also estimate that we will require approximately $600 million for expenditure on maintenance during that period. We have not yet finalized our plans for the second phase of our technical upgrading program, however, and thus those estimates are subject to change.

In the past, we have generated substantially all of the cash necessary for these improvements and repairs through our internal operations, and expect to continue to do so in the foreseeable future. If our cash flows are reduced, and we are not able to obtain alternative sources of external financing at an acceptable cost or in the amounts required, our planned capital investments, including our technical upgrading program, may be substantially delayed or interrupted. In addition, our capital investments are subject to a variety of other uncertainties, including changes in economic conditions, delays in completion, cost overruns and defects in design or construction. We cannot assure you that our technical upgrading program will be completed on schedule or that our expected operational improvements will be fully realized as currently

envisioned. We believe that our technological improvements are a key competitive advantage and a significant contributor to our profitability. Any deferral or interruption in our planned capital investments could have a material adverse impact on our sales and results of operations.

More stringent environmental laws and regulations or stricter enforcement of existing environmental laws and regulations in Russia may have a significant negative effect on our operating results.

We are involved in an industry which may be hazardous to the environment and require compliance with stringent regulatory requirements. The operations of steelmaking plants have potential environmental problems including the generation of pollutants and the handling, storage and disposal of wastes and other hazardous materials, such as benzapiren, sulphur oxide, sulphuric acid, sulphates, phenicols and sludges (including sludges containing chrome, copper, nickel and zinc). Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable. Environmental regulations are undergoing modification in the Russian Federation and elsewhere, and we regularly evaluate our obligations relating to new and changing legislation. In the past, new and stricter environmental requirements have been imposed, and fines and other payments have been significantly increased, although environmental legislation in Russia remains generally weaker and less stringently enforced than in the European Union or the United States. New laws and regulations, the imposition of more stringent requirements in licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups and reclamation, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Although we believe that our operations are currently in compliance in all material respects with applicable regulations, we have been subject to fines and other penalties arising out of our failure to comply fully with environmental regulations in the past, and we cannot assure you that the state or regulatory authorities will not impose additional regulations or increase the levels of fines or penalties for non-compliance, which could require significant expenditure to comply with such regulations.

On November 4, 2004, Russia ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change and, as a result, on February 16, 2005 the Kyoto protocol came into force for all signatory countries. The Kyoto Protocol requires the signatory countries to make substantial reductions in "greenhouse gas" emissions. We are currently evaluating the potential consequences of the ratification by Russia of the Kyoto Protocol. We believe that it is difficult at this time to assess accurately the potential impact of the Kyoto Protocol, as the Russian government has not yet issued any specific information which indicates the base level against which permissible levels of emissions are to be measured, how quotas on greenhouse gas emissions will be distributed and how other requirements arising out of the protocol will be implemented in Russia. Any increased costs associated with the implementation of the Kyoto Protocol may materially affect our earnings and competitiveness.

In addition, we have generally not been indemnified against environmental liabilities or any required land reclamation expense of our acquired businesses that arise from activities that occurred prior to the acquisition of these businesses, and accordingly we may be responsible for the entire amount of such liabilities and expenses if they arise.

We have engaged and may continue to engage in transactions with related and other parties that may present conflicts of interest.

We have engaged in transactions with related parties, including our controlling shareholder and companies controlled by him or in which he owns an interest and other affiliates, and may continue to do so in the future. We have engaged in transactions with certain of our shareholders, directors and executive officers and companies controlled by them or in which they or we own an interest, including equity purchases and sales, purchase and sale contracts, loan arrangements and real property acquisitions. See "Transactions with Related Parties". Conflicts of interest may arise between our affiliates and ourselves, potentially resulting in the conclusion of transactions on terms not determined by market forces.

We may have difficulty integrating the businesses we acquire and gaining the benefits from our acquisitions or identifying suitable acquisition targets.

Our two significant acquisitions of businesses in 2004 were the acquisition of a controlling interest in Stoilensky GOK and in OJSC TMTP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Disposals". We continue to consider acquisitions which will help us to meet our production requirements or enhance our future growth. The acquisition and integration of new companies and businesses, including Stoilensky GOK, pose significant risks to our existing operations, such as

the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of our own business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over the acquired business, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. Furthermore, the value of any business we acquire or invest in may be less than the amount that we pay for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in the market generally.

Moreover, we may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favorable as in the past. We face significant competition for potential acquisitions, both for mining assets and, as the recent auctions of the Turkish steel producer Erdemir and the Ukranian steel producer Kryvorizhstal demonstrate, steel producing assets. When making acquisitions, it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired, due to time constraints in making the decision and other factors. We may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

Estimates of reserves are subject to uncertainties.

The estimates contained in this prospectus concerning the reserves of iron ore deposits and other raw materials that our mining segment has a license to mine are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserves estimates. In addition, it may take many years from the exploration phase before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant raw material.

In addition, some of these ore deposits have not yet been evaluated in accordance with international methodologies. Information relating to iron ore deposits in this prospectus has been prepared on the basis of Russian reserves methodologies, which differ significantly from international methodologies and the standards applied by the United States Securities and Exchange Commission, among others. See "Business — Raw Materials and Energy — Mineral reserves of Stoilensky GOK".

Our ability to develop these reserves is subject to our ability to maintain and renew the licenses to those reserves. See "— Our business could be adversely affected if we fail to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fail to comply with the terms of our licenses and permits".

We are subject to mining risks.

Our mining operations, like those of other companies engaged in mining operations, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

In particular, hazards associated with our open-pit mining operations include flooding of the open pit, collapses of the open-pit wall, accidents associated with the operation of large open-pit mining and ore handling equipment, accidents associated with the preparation and ignition of large-scale open-pit blasting operations, production disruptions due to weather and hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with our underground mining operations include underground fires and explosions, including those caused by flammable gas, cave-ins or ground falls, discharges of gases and toxic chemicals, flooding, sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for us. The liabilities resulting from any of these risks may not be adequately covered by insurance, and we cannot assure you that we will be able to obtain additional insurance coverage at rates we consider to be reasonable. We may therefore incur significant costs that could have a material adverse effect on our business, results of operations and financial condition.

Inflation, or appreciation in real terms of the ruble against the U.S. dollar or the euro, may materially adversely affect our results of operations.

Our production activities are located in Russia, and the majority of our direct costs are incurred in Russia. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0%, in 2004 was 11.7% and in the nine months ended September 30, 2005 was 8.6%, we tend to experience inflation-driven increases in some of our costs, such as salaries, that are linked to the general price level in Russia. However, we may not be able to increase the prices that we receive for our products sufficiently in order to preserve operating margins, particularly, in the case of our export sales, if that inflation is accompanied by real appreciation of the ruble against the U.S. dollar or the euro. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for domestic sales and in U.S. dollars, and, to a lesser although increasing extent, euros, for export sales, whereas the majority of our direct costs are incurred in rubles. Appreciation in real terms of the ruble against the U.S. dollar or the euro results in an increase in our costs relative to our revenues, adversely affecting our results of operations. In 2004, for example, the rate of real appreciation of the ruble against the U.S. dollar was 15.1% (12.3% in the first nine months of 2005), according to the Central Bank of the Russian Federation, or the CBR. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve our expected operating margins, and real appreciation of the ruble against the U.S. dollar or the euro may materially adversely affect our results of operations.

Russian currency control regulations may hinder our ability to conduct our business.

The CBR has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future. Furthermore, the Russian government and the CBR may impose additional requirements on cash inflows and outflows into and out of Russia or on use of foreign currency in Russia.

Notwithstanding recent significant liberalization of the Russian currency control regime, the current Russian currency control laws allow the Russian government and the CBR to regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. Currency control regulations established by the CBR and the Russian government also impose certain currency control restrictions on investments by Russian companies outside of Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. The ruble is not convertible outside Russia and the CIS, and the ability of companies operating in Russia to convert rubles into other currencies may be subject to a special account and/or mandatory reserve requirements from time to time. Because of the limited development of the foreign currency market in Russia, we may experience difficulty converting rubles into other currencies. The market in Russia for the conversion of rubles into foreign currencies is limited. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 10% of those earnings into rubles within seven business days of receipt, although Russian legislation allows the CBR to decrease this conversion requirement or increase it up to 30%. We incurred net foreign currency exchange losses of approximately $18.2 million, $43.0 million, $39.1 million and $19.0 million, respectively, in 2002, 2003, 2004 and the nine months ended September 30, 2005. Any deposits maintained in rubles will decrease in value expressed in U.S. dollars, our reporting currency, if the ruble devalues against the U.S. dollar.

Restrictions on our ability to convert currency or transfer funds could increase the cost for us of, or prevent us from carrying on, necessary business transactions, or from successfully implementing our business strategy, which could have a material adverse effect on our business or results of operations.

Our business could be adversely affected if we fail to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fail to comply with the terms of our licenses and permits.

Our mining subsidiaries, including Stoilensky GOK, do not have property rights to the deposits that they mine. Instead, they have licenses to explore and develop those deposits. Therefore, our business depends on the continuing validity of our licenses, including subsoil licenses for our mining operations, and the issuance of new licenses and our compliance with their terms. Our key licenses include the principal mining licence of Stoilensky GOK, which is due to expire on January 1, 2016, and the license to explore and develop the Zhernovskoe-1 coal deposit, which is due to expire in 2025. Regulatory authorities exercise considerable discretion in the timing of

license issuance and renewal and the monitoring of licensees' compliance with license terms. Requirements imposed by these authorities, which require us to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and quality control systems, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. In certain circumstances, state authorities in Russia may seek to interfere with the issuance of licenses, for example by initiating legal proceedings where the issuance of a licence may allegedly violate the civil rights or legal interests of a person or legal entity. Private individuals and the public at large possess rights to comment on and otherwise engage in the licensing process, including through intervention in courts and political pressure. Accordingly, the licenses we need may be invalidated and may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict our ability to conduct our operations or to do so profitably.

Our competitors may also seek to deny our rights to develop certain natural resource deposits by challenging our compliance with tender rules and procedures or compliance with license terms. Political factors can also influence whether any alleged non-compliance by us with licensing regulations and the terms of our licenses could lead to suspension or termination of our licenses and permits, and to administrative, civil and criminal liability.

The legal and regulatory basis for the licensing requirements is often unclear, and ministerial acts and instructions that attempted to clarify licensing requirements are often inconsistent with legislation, which increases the risk that we may be found in non-compliance. In addition, it is possible that licenses applied for and/or issued in reliance on acts and instructions relating to subsoil rights issued by the Ministry of Natural Resources could be challenged by the Prosecutor General's office or otherwise as being invalid if they were found to be beyond the authority of that ministry. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims. In the event that the licensing authorities discover a material violation by us, we may be required to suspend our operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on our business or results of operations.

We sell most of our exported steel products to three international wholesale traders, and any failure by these traders to satisfy their payment obligations to us, or any termination of our relationship with them, may adversely affect our business, results of operations and financial condition.

We sell to three international wholesale traders that account for most of our export sales. In 2004, Steelco Mediterranean Ltd., or Steelco, Tuscany Intertrade (UK), or Tuscany, and Moorfield Commodities Company, or Moorfield, purchased 43%, 30% and 17%, respectively, of our export sales (and 43%, 25% and 17%, respectively, in the nine months ended September 30, 2005). These three international wholesale traders are currently under common ownership, but are not related parties of NLMK. See "Business — Sales Division and Marketing — Export Sales". We typically require these traders to pay for the steel products that they purchase from us within sixty days of delivery and we do not currently receive from them any form of credit support for their payment obligations to us. Any failure by these international wholesale traders to satisfy their payment obligations to us may adversely affect our financial condition and results of operations.

Although we try to maintain direct contact with the customers of Steelco, Tuscany and Moorfield, the termination of our relationship with any of these wholesale traders may result in the termination of our relationship with some of the end-customers in the markets where our products are exported, and may adversely affect our ability to sell to certain export markets and our business and results of operations.

We are the largest employer in Lipetsk and we are responsible for maintaining part of the social and physical infrastructure in the Lipetsk area, which requires a substantial commitment of resources.

We have been responsible for establishing some of the social and physical infrastructure in and around the City of Lipetsk and currently own various social assets, including a hospital and day care clinic. Although in recent years the economy of the Lipetsk area has become more diversified with the development of other industries, the region remains economically dependent on our business to a significant degree. We are by far the largest employer in Lipetsk, and we estimate that our payments to the City of Lipetsk account for the majority of the City's total budget. We expect that the City of Lipetsk will continue to rely on us for a substantial portion of its budget and that we will continue to need to maintain our current commitments in respect of social, employment and welfare infrastructure in the Lipetsk area. In addition, our ability to effect alterations in the

number of our employees may be subject to political and social considerations. Any inability to make planned reductions in the number of our employees or other changes to our operations in Lipetsk could have an adverse effect on our financial results.

Our competitive position and future prospects depend on our senior management's experience and expertise.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team. The loss or diminution in the services of members of our senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations or prospects. Competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, and this situation seriously affects our ability to retain our existing senior management and attract additional qualified senior management personnel, which could have a significant adverse effect on our business and financial results.

Our existing arrangements with our trade union may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

As of September 30, 2005, approximately 94% of our employees were represented by a trade union. Although we have not experienced any business interruption at any of our businesses as a result of labor disputes and we consider our employee relations to be satisfactory, large union representation subjects our businesses to the threat of interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing collective bargaining agreement with our trade union is due to expire in 2007. We may not be able to renew it on terms favorable to us. In this event, our business and results of operations could be materially adversely affected.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption, freight and director and officer liability. Other coverage, such as coverage for third party liabilities for property or environmental damage, are limited. Accordingly, although we currently insure our main plant against a range of risks and substantially all of that insurance is re-insured with international re-insurers, we may be subject to claims which are not covered, or not sufficiently covered, by insurance. Any such loss or claim may have a material adverse effect on our business, results of operations and financial condition.

Our privatization or the title to any privatized company that we acquire may be challenged.

We were privatized by the state, beginning in 1993, and several of our businesses consist of privatized companies, including Stoilensky GOK, which was privatized beginning in 1992. In addition, our business strategy may involve the acquisition of additional privatized companies. Privatization legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As a result, most, if not all, privatizations are arguably deficient and vulnerable to challenge at least on formal grounds. Although the statute of limitations for challenging transactions entered into in the course of privatizations has recently been reduced from 10 years to 3 years, we cannot assure you that the statute of limitations will not be subject to further amendment.

No action has been taken towards the invalidation of our status, or the status of our subsidiaries, as privately-owned companies and, currently, there are no challenges pending to our privatization or the privatization of our subsidiaries. In the event that our privatization is successfully challenged, our controlling shareholder could lose his interests in our shares, resulting in a change in control which could materially affect our business and results of operations, and the interests of other investors in our Shares or GDSs may also be adversely affected. In the event that any title to, or our ownership stakes in, any privatized company acquired by us, is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations.

If transactions we or our predecessors have entered into are challenged for non-compliance with applicable legal requirements, the transactions could be invalidated or liabilities imposed on us.

We and our predecessors have taken a variety of actions relating to share issuances, share disposals and acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues, in respect of which we, or our predecessors, did not fully comply with applicable legal procedures and which, therefore, could be subject to a legal challenge. A successful challenge against us for not complying with applicable legal requirements could result in the invalidation of those transactions or the imposition of liabilities on us. Moreover, since applicable provisions of Russian law are subject to many different interpretations, we may not be able to successfully defend any challenge brought against similar transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. See also "Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Shares and GDSs".

In the event that our minority shareholders or the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions, including our acquisition of Stoilensky GOK, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

Approximately 10% of our shares have been, and will continue to be until the date of the offering, held by minority shareholders. In addition, we own less than 100% of the equity in many of our subsidiaries, with the remaining equity balance being held by minority shareholders. Due to the way in which the Russian law on interested party transactions is drafted, the special approval procedures that apply to interested party transactions also apply to transactions between entities within a consolidated group. The failure to obtain necessary approvals for transactions between us and our subsidiaries could result in the invalidation of these transactions and adversely affect our business. Both we and these subsidiaries have in the past carried out, and continue to carry out, numerous transactions which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. The concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons", which are subject to many different interpretations under Russian law. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. We cannot be certain that our compliance with these provisions will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business and could have a material adverse effect on our business, financial condition, results of operations or prospects. See "Principal and Selling Shareholders" and "Transactions with Related Parties".

On some occasions, interested party transactions involving members of our Group, which under Russian law require advance shareholder or board approval from the relevant companies, have not been submitted for such approval. In March and October 2004 we purchased 91% of the shares in Stoilensky GOK from related parties. See "Transactions with Related Parties". This acquisition may be considered an interested party transaction for the purposes of Russian law, requiring advance approval of our shareholders voting at a general meeting. The advance approval was not obtained. We subsequently submitted the acquisition to our shareholders for ratification at the annual general shareholders meeting in May 2005; however, the necessary quorum was not secured and it was therefore not possible to ratify the transaction at that meeting. The acquisition of shares in Stoilensky GOK was eventually approved at the general shareholders meeting in November 2005. We believe that this ratification has mitigated the risk of invalidation of the acquisition but has not completely eliminated it: Russian law requires advance approval of an interested party transaction, and is unclear as to whether ratification can cure a failure to obtain the required approval of the disinterested shareholders in advance. The statute of limitations for bringing a challenge to an interested party transaction is one year from the date on which a shareholder learned or should have learned about the violation in question. A challenge of our Stoilensky GOK acquisition, if successful, would have a material adverse effect on our business, financial condition and results of operations.

Other companies within our Group, including Stoilensky GOK, sometimes ratify interested party transactions after the event, which runs the risk of invalidation similar to that described above.

In addition, Russian law requires a three-quarters' majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions, including, for example, charter amendments, major

transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other transactions requiring supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Moreover, financial turmoil in any emerging market country tends to affect adversely prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and affect adversely the Russian economy. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt our business, as well as result in a decrease in the price of the Shares and GDSs. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. We urge you to consult with your own legal and financial advisors before making an investment in the Shares and GDSs.

Risks Relating to the Russian Federation

Economic Risks

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

- significant declines in gross domestic product and consumption;
- hyperinflation;
- an unstable currency, including periods of significant decline in the value of the ruble against foreign currencies;
- high government debt relative to gross domestic product;
- significant declines in the CBR's gold and foreign currency reserves;
- a weak banking system providing limited liquidity to domestic enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings and the use of fraudulent bankruptcy actions to take unlawful possession of property;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and gray market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable currency, increasing foreign currency reserves, strong domestic demand, rising real wages and a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed. A decline in the Russian economy would have a significant impact on our business.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. For example, many banks are still in transition to reporting in accordance with International Financial Reporting Standards or U.S. GAAP. Aided by inadequate supervision by the regulators, many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks.

Recently, there has been a rapid increase in lending by Russian banks, which may be accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of the assets of Russian banks. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, in 2004, the CBR revoked the licenses of some Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Several privately-owned Russian banks collapsed or ceased or severely limited their operations, although Russian banks owned or controlled by the government or the CBR and foreign-owned banks generally were not adversely affected by the turmoil. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

Our ability to hold foreign currency cash in foreign banks located outside Russia is subject to Russian currency control regulations, including the requirement to notify the tax authorities of the opening of any such foreign accounts, as well as reservation requirements with respect to the transfer of funds to those foreign accounts from Russia. Bank accounts in countries which are not members of the Organisation for Economic Co-operation and Development or the Financial Action Task Force are also required to be registered with the CBR prior to opening. We currently hold all of our excess ruble and foreign currency cash in Russian banks, including our subsidiary bank and subsidiaries of foreign banks. There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including our subsidiary bank, as well as subsidiaries of foreign banks. A banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity.

The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. Road and rail conditions throughout Russia are poor, with many not meeting minimum quality requirements. Some areas within Russia, particularly those surrounding ageing nuclear power plants, are potentially hazardous. The Russian government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly, for example, if the transportation of our raw materials or steel products is disrupted, or the supply of energy is interrupted. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

Fluctuations in the global economy may materially adversely affect the Russian economy and our business.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting those businesses and the Russian economy. Additionally, the Russian economy remains poorly diversified and retains a high degree of reliance on the natural resources sector. For example, as Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market, and a decline in the price of oil could slow or disrupt the Russian economy. Russia is also a major producer and exporter of metal products, and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union, countries in South-East Asia or by other principal export markets. See "Regulatory Matters — Trade Barriers and Anti-Dumping Regulations".

We are subject to the risk of expropriation and nationalization.

The Russian government has enacted legislation to protect property against expropriation and nationalization. In the event that our property is expropriated or nationalized, legislation provides for fair compensation. However, there can be no certainty that such protection would be enforced. This uncertainty is due to several factors, including the lack of state budgetary resources, an independent judiciary or sufficient mechanisms to enforce judgments and corruption among state officials. It is possible that, due to a lack of experience in enforcing these provisions or due to political change, legislative protection may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our, or our subsidiaries', assets, potentially with little or no compensation, would have a material adverse effect on us. The concept of property rights is not well developed in Russia and there is little experience in enforcing legislation enacted to protect private property against nationalization and expropriation. As a result, we may not be able to obtain proper redress in the courts, and may not receive adequate compensation if, in the future, the state decided to nationalize or expropriate some or all of our assets. If this occurs, our business, results of operations and financial condition could be significantly harmed.

Political and Social Risks

Political and governmental instability could materially adversely affect the value of the Shares and GDSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin maintained governmental stability and accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was

followed on March 12, 2004 by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. As part of this restructuring, the number of ministries was reduced from 30 to 16 and the government was divided into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, election procedures have recently been amended as a result of which the heads of sub-federal political units are no longer directly elected by population, but instead are nominated by the President of the Russian Federation and confirmed by the legislature of the relevant sub-federal political unit. Further amendments to electoral laws have eliminated individual contests in State Duma elections, so that voters may only cast ballots for political parties.

Signs of a breakdown in the consensus among key governmental officials are beginning to appear, raising questions about the direction of future economic reforms. Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms, which could lead to a deterioration in Russia's investment climate that might constrain our ability to obtain financing in the international capital markets, hinder our access to raw materials in and limit our sales in Russia, and otherwise harm our business and results of operations. For example, the Russian government has announced that it plans to introduce laws limiting foreign ownership of sectors that "ensure national security", which, subject to location and size criteria, include oil and ore deposits. It is currently expected that a revised draft of these laws will be submitted to the Russian parliament in early 2006, although the precise scope of these laws is currently uncertain.

In 2003, Russian authorities arrested Mikhail Khodorkovsky and Platon Lebedev, key shareholders and managers of OAO NK Yukos, then Russia's largest oil company by production, on tax evasion and related charges. In May 2005, Khodorkovsky and Lebedev were convicted of several of these charges and sentenced to a term of imprisonment of nine years, which was subsequently reduced to eight years. Significant back tax claims have since been brought against Yukos, resulting in the auction of its major production subsidiary, OAO Yuganskneftegaz, and the effective destruction of Yukos. Yuganskneftegaz was acquired, indirectly, by OAO NK Rosneft, a state-owned oil company, resulting in the first effective renationalisation of a significant company privatized in the 1990s. Some analysts contend that the arrests, destruction of Yukos and renationalization of Yuganskneftegaz portend a willingness on the part of the government to reverse key political and economic reforms of the 1990s, including some privatizations. Other analysts, however, believe that these arrests were isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider program of asset redistribution. In July 2005, President Putin approved new legislation which reduces the statute of limitations on privatization transactions from ten years to three years. President Putin stated that tax authorities should not "terrorize" taxpayers by repeatedly considering the same problems. It is unclear, though, what impact these actions will have on the future. For further discussion of recent activities by Russian tax authorities, see "— Legal Risks and Uncertainties — Unlawful or arbitrary government action may have a material adverse effect on our business and the value of the Shares and GDSs" and "— Legal Risks and Uncertainties — Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor tax payers, and we may therefore be subject to a greater than expected tax burden that could materially adversely affect our business and results of operations".

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment hindering our long-term planning ability and could materially adversely affect the value of investments in Russia, including the value of the Shares and GDSs.

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws, and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have, in the past, been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy. See "Risks Relating to Our Business and Industry — Our privatization or the title to any privatized company that we acquire may be challenged" and "— Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Shares and GDSs".

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of the Shares and GDSs.

Crime and corruption could disrupt our ability to conduct our business as we have in the past and could materially adversely affect our financial condition and results of operations.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organized crime, has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of the government or certain individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption may, in the future, bring negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads and, in early 2005, pensioners in cities across Russia protested against the replacement of various in-kind benefits with cash allowances. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, materially adversely affecting our operations.

Legal Risks and Uncertainties

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Shares and GDSs.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainties, many of which do not exist in countries with more developed market economies, with respect to the legal and business decisions that we make:

- inconsistencies between and among the Constitution, laws, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;
- conflicting local, regional and federal rules and regulations;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the lack of judicial and administrative guidance on interpreting legislation;
- the relative inexperience of judges and courts in interpreting legislation relating to commercial matters;
- reported corruption within the judiciary;
- the lack of judicial independence from political, social and commercial forces;

- a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and
- poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of some laws in doubt and result in ambiguities, inconsistencies and anomalies. Moreover, courts have limited experience in interpreting and applying many aspects of business and corporate law. Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Additionally, as we expand our business and partnerships beyond Russia, seek international financing for our activities and source equipment and technologies from abroad, our directors and executive officers will need to be able to travel abroad regularly and often on short notice. Unlike the European Union, the United States and certain other countries, Russia has very few, if any, bi-lateral agreements with countries allowing for visa-free travel, other than certain countries of the CIS. Our directors and executive officers, therefore, may not be able to obtain visas on a timely basis or at all to travel to certain countries. In cases where the granting of a visa is denied by the relevant authorities, the denial often is not subject to appeal or any higher review and the reasons for the denial generally are not provided.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees' compliance with their terms. We have, in the past, been subject to fines or other penalties for non-compliance with tax, environmental, labor and other laws and regulations. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions, including the suspension, amendment or termination of our licenses and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to us or our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects. See "Risks Relating to Our Business and Industry — Russian competition law may restrict our ability to determine the prices of our products".

The judiciary's lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting the value of the Shares and GDSs.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be assured. The court system in Russia is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the

government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. These uncertainties also extend to property rights. While legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our group companies, their assets or any portion thereof, potentially without adequate compensation, could have a material adverse effect on our business and prospects.

Unlawful or arbitrary government action may have a material adverse effect on our business and the value of the Shares and GDSs.

Governmental authorities have a high degree of discretion in Russia and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the government has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In 2003 and 2004, the Ministry for Taxes and Levies, the predecessor of the Federal Tax Service, took forceful measures against certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. For example, the Russian Federal Tax Service determined that Yukos owes in excess of $28 billion in back taxes and related penalties, and, as noted above, in December 2004 Yukos' major production subsidiary, Yuganskneftegaz, was auctioned in partial settlement of these obligations. In March 2005, President Putin announced that the government was considering plans to reform the system of tax collection and administration. However, in April 2005, according to press reports, a back tax claim against TNK-BP for 2001 was increased by approximately $842 million, bringing the total claim for 2001 against TNK-BP to approximately $982 million, although the claim was subsequently substantially reduced. It has also been reported that, in 2005, the oil companies, Sibneft and Lukoil, incurred liabilities for back tax claims of approximately $300 million and $163 million, respectively. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of the Shares and GDSs.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

- the Federal Service for the Financial Markets;
- the Ministry of Finance;
- the Federal Antimonopoly Service;
- the CBR; and
- various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for some corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on some types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See "Description of Share Capital and Certain Requirements of Russian Legislation — Description of Share Capital" for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. As a result, a controlling shareholder owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where a controlling shareholder effectively has 75% or more of the voting power at a shareholders' meeting, that controlling shareholder is in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of the Shares and GDSs.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of the Shares and GDSs.

While the Russian Federal Law on Joint Stock Companies, or the Joint Stock Companies Law, provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date have not had much experience with respect to such lawsuits. In addition, Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us and the Selling Shareholder may be limited, reducing the protections available to you as a holder of our Shares and GDSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation, the Joint Stock Companies Law, the Federal Law on Limited Liability Companies and the Federal Law on Insolvency (Bankruptcy) generally provide that shareholders in a Russian joint stock company and members of a Russian limited liability company are not liable for the obligations of the joint stock company and the limited liability company, respectively, and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". Under Russian legislation, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other

shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable, in some cases, for the debts of our consolidated subsidiaries. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out our mandatory instructions, could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us, which could materially adversely affect our financial condition and results of operations.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

- decisions with respect to a reorganization;
- the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth 25% or more of the gross book value of the company's assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and
- the amendment of the company's charter in a manner that limits shareholder rights.

Our (or, as the case may be, our subsidiaries') obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our results of operations and financial condition.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the Shares and the Shares underlying the GDSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the Depositary, under the terms of the Deposit Agreements, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Description of Share Capital and Certain Requirements of Russian Legislation — Description of Share Capital — Registration and Transfer of Shares" and "Description of the Global Depositary Shares — Russian Share Register" for a further discussion of the share registration system and registrars in the Russian Federation.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor tax payers, and we may therefore be subject to a greater than expected tax burden that could materially adversely affect our business and results of operations.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

- income taxes;
- value-added tax, or VAT;
- excise taxes and import duties;
- unified social tax; and
- corporate property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses and, as a result, at times, we may have taken positions that could be subject to challenge by tax authorities, but that we consider to be in compliance with current law. This uncertainty potentially exposes us to the risk of significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

As a result of the political changes that have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and corporate property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which the audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation issued a decision that provides grounds for the tax authorities to disregard the statute of limitations in relation to claims for fines, penalties and interest on underpaid amounts of tax in circumstances where the taxpayer is deemed to provide inadequate cooperation to the tax authorities. Since the term "inadequate cooperation" is not defined under Russian tax law, this decision potentially grants considerable discretion to the Russian tax authorities to disregard the statute of limitations in their tax investigations. The current draft of the 2006 state budget envisages that the amount of unpaid taxes to be claimed by the Russian tax authorities following tax inspections in 2006 will amount to approximately $1 billion.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. These risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business and the value of the Shares and GDSs. See also "— Legal Risks and Uncertainties — Unlawful or arbitrary government action may have a material adverse effect on our business and the value of the Shares and GDSs".

Burdensome Russian tax legislation and regulations may adversely affect our business and results of operations.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if distributed to Russian residents, or 15%, if distributed to foreign residents. If the company that receives the intercompany dividend is Russian and itself pays a dividend to a Russian resident, the receiving company may offset the amount of withholding tax on the dividend it received against the tax the receiving company is required to withhold on the dividend it pays to the Russian resident. These and other tax requirements impose additional burdens and costs on our operations, including management resources.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. Special transfer pricing rules have been developed for operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration

courts and their use in politically motivated investigations and prosecutions. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. We believe that the prices used by our group are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in the interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Shares, the GDSs and the Trading Market

Our controlling shareholder has the ability to exert significant influence over us, and his interests may conflict with those of other holders of our shares, including the Shares and GDSs.

Our controlling shareholder will beneficially own 82.84% of our outstanding shares following the offering (81.79% if the over-allotment option is exercised in full). As a result of his interest in us, our controlling shareholder has the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, the increase or decrease of our authorized share capital, the election of directors, the declaration of dividends, the appointment of management and other policy decisions. Moreover, we have only four directors who are independent directors in accordance with the criteria set out in the Joint Stock Companies Law and our Corporate Governance Code, which differ in some respects from the criteria for independent directors that are set out, for example, in the U.K. Combined Code. The interests of our controlling shareholder could conflict with the interests of our other shareholders, including the holders of the Shares and GDSs, and he may make decisions that materially adversely affect your investment in the Shares and GDSs.

Because the Depositary may be considered the beneficial holder of the Shares represented by the GDSs, these Shares may be arrested or seized in legal proceedings in Russia against the Depositary.

Because Russian law may not recognize GDS holders as beneficial owners of the underlying Shares, it is possible that holders of GDSs could lose all of their rights to those Shares if the Depositary's assets in Russia are seized or arrested. In that case, they would lose all the money they invested.

Russian law may treat the Depositary as the beneficial owner of the Shares underlying the GDSs. This is different from the way other jurisdictions treat GDSs. In the United States, although shares may be held in the Depositary's name or to its order, making it a "legal" owner of the shares, the GDS holders are the "beneficial," or real owners. In U.S. courts, an action against the Depositary, the legal owner of the shares, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the Depositary in whose name the Shares are held, not the rights of GDS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying GDSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary bank other than Deutsche Bank Trust Company Americas seeking the attachment of various Russian companies' shares represented by GDSs issued by that depositary. In the event that this type of suit were to be successful in the future against the Depositary, and the Shares underlying our GDSs were to be seized or arrested, the GDS holders involved would lose their rights to such underlying Shares.

Voting rights with respect to the Shares represented by the GDSs are limited by the terms of the Deposit Agreements for the GDSs and relevant requirements of Russian law.

GDS holders will have no direct voting rights with respect to the Shares represented by the GDSs. They will be able to exercise voting rights with respect to the Shares represented by GDSs only in accordance with the provisions of the Deposit Agreements relating to the GDSs and relevant requirements of Russian law. There are, therefore, practical limitations upon the ability of GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, our charter requires us to notify shareholders at least 30 days in advance of any meeting and, in relation to an extraordinary meeting to elect directors, the Joint Stock Companies Law requires at least 50 days' notice. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

GDS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the Deposit Agreements, we will provide that notice to the Depositary. The Depositary has undertaken, in turn, as soon as reasonably practicable thereafter, if requested by us in writing in a timely manner and at our expense, and provided there are no U.S., English or Russian legal prohibitions (including, without limitation, the rules of the London Stock Exchange or the rules of any Russian stock exchange on which the Shares are listed or admitted to trading), to mail to GDS holders notice of the meeting, copies of voting materials (if and as received by the Depositary from us) and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, GDS holders must then instruct the Depositary how to vote the Shares represented by the GDSs they hold. Because of this additional procedural step involving the Depositary, the process for exercising voting rights may take longer for them than for holders of the Shares and we cannot assure GDS holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. GDSs for which the Depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations expressly permit the Depositary to split the votes with respect to the Shares underlying the GDSs in accordance with instructions from GDS holders, such regulations remain untested, and the Depositary may choose to refrain from voting at all unless it receives instructions from all GDS holders to vote the Shares in the same manner. GDS holders may thus have significant difficulty in exercising voting rights with respect to the Shares underlying the GDSs. There can be no assurance that holders and beneficial owners of GDSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the Depositary, (ii) receive notice to enable the timely cancellation of GDSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions. See "Description of the Global Depositary Shares — Voting Rights" for a description of the voting rights of holders of GDSs.

Holders of GDSs will not be able to instruct the Depositary to (i) vote the Shares represented by their GDSs on a cumulative basis, (ii) introduce proposals for the agenda of shareholders' meetings or request that a shareholders' meeting be called or (iii) nominate candidates for our Board of Directors or our review commission. If you wish to take such actions, GDS holders must timely request that their GDSs be cancelled and take delivery of the Shares and thus become the owner of the Shares on our share register.

Because there has been no prior market for the GDSs and only a limited public market for the Shares, the offering may not result in an active or liquid market for the Shares or GDSs, and their price may be highly volatile.

Before the offering, there has been no prior market for the GDSs and no active public market for the Shares. Although applications have been made to the U.K. Listing Authority for the GDSs to be admitted to the Official List and to the London Stock Exchange for such GDSs to be admitted to trading on the Regulated Market, an active public market may not develop or be sustained after the offering. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for the GDSs does not develop, the price of the GDSs may become more volatile and it may be more difficult to complete a buy or sell order for the GDSs.

The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although GDS holders are entitled to withdraw the Shares underlying the GDSs from the Depositary, there is a very limited public free float for our shares (constituting approximately 4.4%) on the RTS Stock Exchange, where they are currently listed.

The trading prices of the Shares and GDSs may be subject to wide fluctuations in response to a number of factors, including:

- variations in our operating results and those of other steel and mining companies and those of other Russian companies;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations or new products or services by us or our competitors;
- changes in governmental legislation or regulation;
- general economic conditions within our business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

In addition, the Russian stock markets have experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of the Shares and GDSs. Moreover, the market price of the Shares and GDSs may decline below the offering price, which will be determined by the results of the bookbuilding exercise conducted by the Underwriters.

There may be some delay between the time at which notices published in relation to the Shares on the RTS Stock Exchange are published on the London Stock Exchange.

The Shares are traded on the RTS Stock Exchange while the GDSs will be traded on the London Stock Exchange's Regulated Market. You should be aware that the RTS Stock Exchange and the London Stock Exchange are not open for trading simultaneously at all times. As a result of the different opening times and dates of the RTS Stock Exchange, on which the Shares are listed, and the London Stock Exchange, on which we have applied to have the GDSs listed, there may be some delay between the time at which notices published in relation to the Shares on the RTS Stock Exchange are published on the London Stock Exchange.

You may be unable to repatriate your earnings from distributions made on the GDSs.

In its Information Letter of March 31, 2005 No. 2, the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. We believe that this declaration has not yet been widely tested in practice and we can give no assurance that it will not be reversed in the future. If Russian companies were again required to pay all dividends on common shares in rubles, current Russian legislation permits such ruble funds to be converted into U.S. dollars by the Depositary without restriction. The CBR has the right to introduce a 100% reserve requirement for the acquisition by residents of foreign currency for a period of up to 60 calendar days, which may impact on the timing of payment of dividends.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

Future sales of our shares or GDSs may affect the market price of the Shares or GDSs.

Sales, or the possibility of sales, of substantial numbers of our shares, or our shares in the form of GDSs, in the public markets, including the Russian stock market, following the offering could have an adverse effect on the trading prices of the Shares or GDSs or could affect our ability to obtain further capital through an offering of equity securities. Subsequent equity offerings may reduce the percentage ownership of our existing shareholders. Moreover, newly issued preferred shares may have rights, preferences or privileges senior to those of the Shares.

You may not be able to benefit from double tax treaties.

In accordance with Russian legislation, dividends paid to a non-resident holder of Shares or GDSs generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 10% for legal entities and organizations and to 10% for individuals under the United States-Russia double tax treaty for U.S. holders entitled to treaty benefits and to 10% under the United Kingdom-Russia double tax treaty for U.K. holders entitled to treaty benefits. However, the Russian tax rules applicable to GDS holders are characterized by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005, the Russian Ministry of Finance expressed an opinion that GDS holders should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the GDS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the GDS holders in this regard. Thus, in the absence of any official interpretative guidance on the concept of beneficial ownership for Russian tax purposes, we will likely withhold tax at higher rates when paying dividends to holders of the GDSs and U.S. and U.K. holders of GDSs may be unable to benefit from the relevant income tax treaties. See "Taxation — Certain Russian Tax Law Considerations" for further details.

Capital gains from the sale of GDSs may be subject to Russian income tax.

Under Russian tax legislation, gains arising from the sale, exchange or other disposition by legal entities or organizations of Russian shares and securities, such as the Shares, as well as financial instruments derived from such shares, such as the GDSs, may be subject to Russian profits tax or withholding tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from the sale, exchange or other disposition of the foregoing types of securities listed on foreign stock exchanges on such stock exchanges by non-resident holders that are legal entities are not subject to taxation in Russia. Therefore, so long as the GDSs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition on the London Stock Exchange of GDSs by non-resident legal entities or organizations should not be subject to taxation in Russia.

Gains arising from the sale, exchange or other disposition of the Shares or GDSs outside of Russia by holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from sale, exchange or other disposition of the Shares or GDSs in Russia by holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See "Taxation — Certain Russian Tax Law Considerations".

There are limits on the number of shares that can be deposited in the GDS program.

In order to increase the percentage of our issued share capital listed on the U.K. Listing Authority's Official List and admitted to trading on the Regulated Market of the London Stock Exchange above the 40% for which we have applied, we would be required to produce a further prospectus and may not be in a position to do so. In any case, Russian securities regulations currently provide that no more than 40% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Accordingly, there are significant practical and legal limitations which effectively cap the size of our GDS program at 40% of our issued share capital. At present, we have approval from the Russian securities regulatory authorities for only 25% of our shares to be circulated abroad. Upon completion of the offering and assuming exercise of the over-allotment option in full, our GDS program would have a remaining capacity of 16.9% of our outstanding shares if all the Shares offered in the offering are ultimately held in the form of GDSs. We cannot guarantee that we will be able to obtain approval for the deposit of a greater number of shares in our GDS program than we currently have approval for, and any remaining capacity may be used by our other existing shareholders. Accordingly, you may not be able to deposit shares into our GDS program in order to receive GDSs.

You may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and the United Kingdom and all but one of our current directors and executive officers reside outside the United States and the United Kingdom.

Our presence outside the United States and the United Kingdom may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. All but one of our current directors and executive officers reside outside the United States and the United Kingdom, principally in the Russian Federation. All or a substantial portion of our assets and the assets of our current directors and executive officers are located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, you may not be able to effect service of process within the United States or the United Kingdom upon us or our directors and executive officers or to enforce U.S. or U.K. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States and the United Kingdom, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States and the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the Shares and GDSs. The Deposit Agreements provide for actions brought by any party thereto against us to be settled by arbitration in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial

transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

Other Risks

We have not independently verified information regarding the metals and mining industry, nor have we independently verified official data from Russian government agencies.

We have derived substantially all of the information contained in this prospectus concerning the metals and mining industry from publicly available information, including press releases and filings under the U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this prospectus has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this prospectus must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged in connection with their misuse of economic data.

THE OFFERING

NLMK	OJSC Novolipetsk Steel.
The Selling Shareholder	Veft Enterprises Limited, a company incorporated under the laws of Cyprus. The Selling Shareholder is beneficially owned by Mr. Vladimir Lisin, our controlling shareholder and the Chairman of our Board of Directors.
The Offering	The Selling Shareholder intends to offer 420,000,000 Shares in an international simultaneous offering of Shares and GDSs, with each GDS representing 10 Shares. The Shares have been issued in accordance with the legislation of the Russian Federation. The GDSs are being offered in the United States to QIBs in reliance on Rule 144A and outside the United States to certain persons in offshore transactions in reliance on Regulation S. The Shares are being offered in the Russian Federation and outside the United States to certain persons in offshore transactions in reliance on Regulation S. The GDSs will be issued by Deutsche Bank Trust Company Americas, as depositary, which we refer to as the Depositary. We are not selling any Shares or GDSs in the offering.
The Shares	Our current share capital consists of 5,993,227,240 shares, all of which are fully paid, issued and outstanding, with a nominal value of 1 ruble each. Following the offering, Mr. Vladimir Lisin, our controlling shareholder and the Chairman of our Board of Directors, will beneficially own 82.84% of our outstanding shares, or 81.79% of our outstanding shares if the Underwriters exercise their over-allotment option in full. Our Shares have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".
The GDSs	Each GDS will represent 10 Shares on deposit with the Custodian. The GDSs will be issued by the Depositary pursuant to one of two separate deposit agreements, one relating to the Rule 144A GDSs, or the Rule 144A Deposit Agreement, and one relating to the Regulation S GDSs, or the Regulation S Deposit Agreement, among us, the Depositary and holders and beneficial owners from time to time of the relevant GDSs. The Rule 144A Deposit Agreement and the Regulation S Deposit Agreement are referred to in this prospectus to as the Deposit Agreements. The Regulation S GDSs will be evidenced initially by a Master Regulation S GDR and the Rule 144A GDSs will be evidenced initially by a Master Rule 144A GDR, each to be issued by the Depositary pursuant to the relevant Deposit Agreement. The Master Regulation S GDR and the Master Rule 144A GDR are referred to in this prospectus as the Master GDSs. Pursuant to the Deposit Agreements, the Shares represented by the GDSs will be held in Russia by Deutsche Bank Ltd., as Custodian, for the benefit of the Depositary and, for the further benefit of, the holders and beneficial owners of GDSs. Except in the limited circumstances described in this prospectus, definitive GDR certificates will not be issued to holders in exchange for interests in the GDSs represented by the Master GDSs. Subject to the terms of the Deposit Agreements, interests in the Master Regulation S GDR may be exchanged for interests in the corresponding number of GDSs represented by the Master Rule 144A GDR, and vice versa. See "Description of the Global Depositary Shares", "Settlement and Delivery — Secondary Market Trading" and "Settlement and Delivery—Registration and Form".

Offer Price	$1.45 per Share. $14.50 per GDS.
Closing Date	On or around December 14, 2005.
Over-Allotment Option	The Selling Shareholder has granted to the Joint Bookrunners, on behalf of the Underwriters, an over-allotment option, exercisable from time to time for a period of 30 days from the announcement of the offer price, to purchase or procure purchasers for up to additional Shares, in the form of GDSs, at the offer price referred to above and on the terms and conditions of the offering, solely to cover over-allotments, if any, in the offering and to cover short positions resulting from stabilization activities. See "Plan of Distribution".
Lock-up	We, the Selling Shareholder and certain of our other shareholders holding in aggregate approximately 93% of our shares prior to the offering have agreed, as part of the arrangements with the Underwriters, for a period of 180 days after the Closing Date, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (or publicly announce any such offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any of our shares or securities convertible or exchangeable into or exercisable for any of our shares or warrants or other rights to purchase our shares or any security or financial product whose value is determined directly or indirectly by reference to the price of our shares, including equity swaps, forward sales and options or GDSs representing the right to receive any of our shares, without prior written consent of the Underwriters, save as contemplated as part of the offering described herein. See "Plan of Distribution".
Transfer Restrictions	The Shares and GDSs will be subject to restrictions on transfer as described under "Description of the Global Depositary Shares" and "Plan of Distribution".
Dividend Policy	Our dividend policy targets dividend payments of 25% of our annual net income and provides for a minimum annual dividend payment of at least 15% of our annual net income, as determined under U.S. GAAP. The amount of any dividend payment for any particular period is subject to the recommendation of the Board of Directors and approval by our shareholders and restrictions under Russian law. See "Dividend Policy".
Listing and Market for the Shares and GDSs	Applications have been made to (i) the U.K. Listing Authority for a listing of up to 239,729,089 GDSs, consisting of up to 42,000,000 GDSs to be issued on the Closing Date, up to 6,300,000 additional GDSs to be issued pursuant to the over-allotment option, as described herein, and up to 191,429,089 additional GDSs to be issued from time to time against the deposit of Shares with the Depositary, to be admitted to the Official List and (ii) the London Stock Exchange for such GDSs to be admitted to trading on the Regulated Market. Application has also been made to have the Rule 144A GDSs listed on PORTAL. Our existing shares are listed on the RTS Stock Exchange. Prior to the offering, there has been no market for the GDSs and only a limited public market for the Shares. Conditional trading in the GDSs on the London Stock Exchange is expected to commence on a when and if issued basis on December 9, 2005. Admission of the GDSs to the Official List and to trading on the Regulated Market is expected to take place on December 15, 2005, following closing and settlement therefor on or around December 14, 2005.

	Upon completion of the offering and assuming exercise of the over-allotment option in full and that all Shares offered thereunder are ultimately held in the form of GDSs, an additional 1,015,306,810 Shares may be deposited, subject to the provisions set forth under "Description of the Global Depositary Shares" and in the Deposit Agreements, with the Custodian against which the Depositary shall issue GDSs representing such Shares up to the maximum aggregate number of 149,830,681 GDSs. The maximum aggregate number of GDSs that can be issued under the GDS program may be increased up to the 239,729,089 permitted under U.K. Listing Authority block listing, subject to obtaining permission therefor from the Russian Federal Service for the Financial Markets. The maximum aggregate number of GDSs may be further increased from time to time on application by us to the U.K. Listing Authority and the London Stock Exchange if and to the extent any such additional GDSs are admitted to the Official List and the Regulated Market and any necessary permission has been obtained from the Russian Federal Service for the Financial Markets. See "Risk Factors—Risks Relating to the Shares, the GDSs and the Trading Market—There are limits on the number of shares that can be deposited in the GDS program".
Settlement Procedures—GDSs	Payment for the GDSs is expected to be made in U.S. dollars in same-day funds through the facilities of DTC, Euroclear and Clearstream. The Depositary has applied to DTC to have the Rule 144A GDSs accepted into DTC's book-entry settlement system. Upon acceptance by DTC, a single Master Rule 144A GDR will be held in book-entry form and will be issued to DTC and registered in the name of Cede & Co., as nominee for DTC. The Master Regulation S GDR will be registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. Euroclear and Clearstream are expected to accept the Regulation S GDSs for settlement in their respective book-entry settlement systems. Except in limited circumstances described herein, investors may hold beneficial interests in the GDSs evidenced by the corresponding Master GDS only through DTC, Euroclear or Clearstream, as applicable. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. See "Settlement and Delivery".
Settlement Procedures—Shares	Each purchaser of the Shares in the offering will be required to pay, in U.S. dollars or rubles, as the case may be, for the Shares within two days following delivery of such Shares to the purchaser, which is expected to take place between December 20, 2005 and December 26, 2005. In order to take delivery of the Shares, potential purchasers may be required to have a depo account at one or more depositaries designated by the Managers. Upon taking delivery of the Shares, purchasers may choose to hold the Shares through a direct account with our share registrar. See "Settlement and Delivery".
Use of Proceeds	We will not receive any of the proceeds from the sale of the Share or GDSs offered by the Selling Shareholder. See "Use of Proceeds".

General Information	It is expected that the Rule 144A GDSs will be accepted for clearance through the facilities of DTC and the Regulation S GDSs will be accepted for clearance through Euroclear and Clearstream. The security numbers for the Shares and GDSs offered hereby are as follows:

Shares	ISIN: RU0009046452
Regulation S GDSs	CUSIP: 67011E 20 4 ISIN: US67011E2046 Common Code: 022035436 SEDOL: BORTNX3
Rule 144A GDSs	CUSIP: 67011E 10 5 ISIN: US67011E1055 Common Code: 022035363 SEDOL: BORT8M7
RTS Stock Exchange Share trading symbol:	NLMK
London Stock Exchange GDR trading symbol:	NLMK
PORTAL Rule 144A GDR listing symbol:	NVPSYPFP

Risk Factors	Prospective investors should carefully consider certain risks discussed under "Risk Factors".

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares and GDSs offered by the Selling Shareholder. All the net proceeds from the sale of the Shares and GDSs in the offering will be for the account of the Selling Shareholder. The offering is being conducted in order to allow the Selling Shareholder to dispose of a portion of its shareholding, while providing increased trading liquidity in our shares and raising our profile with the international investment community.

DIVIDEND POLICY

Our dividend policy, which was approved by our shareholders on June 25, 2004, targets dividend payments of 25% of our annual net income and provides for a minimum annual dividend payment of at least 15% of our annual net income, as determined in accordance with U.S. GAAP. The amount of any dividend payment for any particular period is subject to the recommendation of our Board of Directors and approval by our shareholders and will depend, among other things, on our financial position, results of operations, cash flows and future prospects, general business conditions and other factors that our Board of Directors deems relevant. We cannot assure you that we will meet our dividend policy objectives.

Under Russian law, dividends may be declared only out of net profits calculated in accordance with Russian accounting standards and as long as the following conditions have been met:

- our share capital has been paid in full;
- the value of our net assets, calculated in accordance with Russian accounting standards, is not less, and would not, as a result of the proposed dividend payment, become less, than the sum of our share capital, our reserve fund and the difference between the liquidation value and the par value of our issued and outstanding preferred shares;
- we have repurchased all shares from shareholders having the right to demand repurchase; and
- we are not, and would not become as the result of the proposed dividend payment, insolvent.

Dividends, if declared, are payable to our shareholders within 90 days of the declaration unless a shorter time period is set forth by the shareholders' decision declaring the dividends. Dividends not claimed within three years of the date of payment lapse and accrue to us. For a further description, please refer to "Description of Share Capital and Certain Requirements of Russian Legislation — Description of Share Capital — Dividends".

We anticipate that any dividends we may pay in the future in respect of the Shares represented by the GDSs will be declared and paid to the Depositary in rubles and will be converted into U.S. dollars by the Depositary and distributed to holders of the GDSs, net of the Depositary's fees and expenses. Accordingly, the value of dividends received by holders of the GDSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar.

The table below shows the dividends on our shares that we have declared during the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2002(1)	2003	2004	2005
	(Amounts in millions of U.S. dollars, except per share amounts in rubles)			
Dividend per share	—	RUR0.3(2)	RUR1.6	RUR1.8
Total amount of dividends	—	61.7	338.9	382.3

(1) No dividends were declared or paid in 2002.

(2) In May 2004, following the revaluation of fixed assets, NLMK effected an issue of 5,987,240,000 additional common shares with a par value of 1 ruble each. These shares were distributed to all existing shareholders of NLMK in proportion to their shareholding at the date of distribution such that each eligible shareholder received 1,000 additional shares for each share held. The dividend per share information for 2003 has been restated to reflect this share distribution. The average shares outstanding for the purposes of dividend per share information were 5,993,227,240 for each of 2003, 2004 and the nine month period ended September 30, 2005.

MARKET INFORMATION

The following table sets forth the high and low trading prices per common share for the periods indicated of our common shares on the RTS Stock Exchange since trading began on January 14, 2005.

Period	High	Low
	(in U.S. dollars)	
Six months ended June 30, 2005[1]	1.395	0.970
July 2005[1]	1.141	1.045
August 2005	1.215	1.127
September 2005	1.350	1.140
October 2005	1.470	1.260
November 2005	1.610	1.410
December 2005[2]	1.510	1.445

(1) Period begins on January 14, 2005

(2) Through December 8, 2005

CAPITALIZATION

The following table sets forth our consolidated capitalization at September 30, 2005, on a historical basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and our consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2005 (Unaudited)
	(Amounts in thousands of U.S. dollars, except per share amounts in U.S. dollars)
Cash and cash equivalents	**1,932,743**
Total debt[1]	19,863
Stockholders' equity	
Share capital (5,993,227,240 issued and outstanding, historical and as adjusted, each with a nominal value of 1 ruble)	221,173
Statutory reserve	10,267
Additional paid-in capital	32,143
Other comprehensive income	119,894
Retained earnings	4,409,505
Total stockholders' equity	4,792,982
Total capitalization	**4,812,845**

(1) Represents debt of our non-core subsidiaries comprising short-term debt of $5.2 million and long-term debt of $14.7 million.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The table below shows our historical consolidated financial information as of and for the years ended December 31, 2002, 2003 and 2004, as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005. The consolidated statement of income, cash flow and balance sheet data as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our annual consolidated financial statements included on pages F-2 to F-42 of this prospectus. Our annual consolidated financial statements as of and for the years ended December 31, 2002 and 2001 are also included in this prospectus (on pages F-43 to F-65) in accordance with the requirements of the Prospectus Directive. Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002 contain certain reclassifications and additional disclosures relating to the financial information as of and for the year ended December 31, 2002 made after initial issuance of our financial statements for the year ended December 31, 2002 and the related audit report. A description of these reclassifications and additional disclosures made to the financial statements for the year ended December 31, 2002 is set forth in Note 27 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 included in this prospectus. This information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, this interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period. Our financial statements consolidate Stoilensky GOK from April 1, 2004, following our acquisition of a controlling interest on March 31, 2004, and OJSC TMTP from July 1, 2004, following our acquisition of a controlling interest on June 30, 2004.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes to those financial statements, included elsewhere in this prospectus.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP since January 1, 1998. Although our results are presented in U.S. dollars, you should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all. The ruble generally is not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the ruble. See "Risk Factors — Risks Relating to Our Business and Industry — Russian currency control regulations may hinder our ability to conduct our business".

	Year ended December 31,			Nine months ended September 30,	
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
	(Amounts in thousands of U.S. dollars)				
Consolidated statement of income data					
Sales revenue	1,711,657	2,468,022	4,538,686	3,215,222	3,387,729
Production cost	(950,058)	(1,293,330)	(1,888,702)	(1,360,036)	(1,548,077)
Depreciation and amortization	(146,327)	(157,809)	(243,656)	(173,824)	(210,556)
Cost of sales	(1,096,385)	(1,451,139)	(2,132,358)	(1,533,860)	(1,758,633)
Gross profit	615,272	1,016,883	2,406,328	1,681,362	1,629,096
General and administrative expenses	(37,655)	(69,524)	(92,517)	(46,429)	(111,960)
Selling expenses	(32,072)	(40,760)	(57,839)	(45,543)	(48,003)
Taxes other than income tax	(33,632)	(24,325)	(33,108)	(24,437)	(36,572)
Operating income	511,913	882,274	2,222,864	1,564,953	1,432,561
Loss on disposals of property, plant and equipment	(8,895)	(7,949)	(12,231)	(6,050)	(6,923)
(Loss)/gain on investments	(2,675)	12,136	165,174	141,159	(1,104)
Interest income	14,218	33,633	50,069	33,713	73,043
Interest expense	(3,386)	(7,344)	(12,296)	(9,484)	(10,741)
Foreign currency exchange loss, net	(18,247)	(42,999)	(39,101)	(5,233)	(18,970)
Other (expense)/income, net	(26,054)	11,983	(10,477)	(2,732)	(8,243)
Income before income tax and minority interest	466,874	881,734	2,364,002	1,716,326	1,459,623
Income tax	(129,699)	(223,035)	(572,221)	(405,665)	(394,783)
Income before minority interest	337,175	658,699	1,791,781	1,310,661	1,064,840
Equity in net earnings of associates	—	—	—	—	3,601
Minority interest	1,243	(2,243)	(19,280)	(16,053)	(22,653)
Net income	338,418	656,456	1,772,501	1,294,608	1,045,788

	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2004 (Unaudited)	2005 (Unaudited)
	(Amounts in thousands of U.S. dollars, except per share amounts in U.S. dollars)				
Earnings per share, basic and diluted(1)					
Income from continuing operations	0.0565	0.1095	0.2958	0.2160	0.1745
Net income	0.0565	0.1095	0.2958	0.2160	0.1745
Consolidated cash flow data					
Net cash provided by operating activities	497,414	668,311	1,669,343	936,987	1,182,291
Net cash used in investing activities	(221,799)	(409,131)	(98,313)	(318,730)	(391,058)
Net cash provided by/(used in) financing activities	(81,187)	41,124	(1,025,697)	(662,127)	(163,821)

	As of December 31, 2002	2003	2004	As of September 30, 2005 (Unaudited)
	(Amounts in thousands of U.S. dollars)			
Consolidated balance sheet data				
Cash and cash equivalents	382,957	729,641	1,348,615	1,932,743
Total assets	2,198,986	3,085,265	5,165,921	5,966,642
Total debt (long-term and short-term)	6,334	4,541	9,108	19,863
Total liabilities	194,917	458,705	859,643	1,087,243
Total stockholders' equity	1,991,178	2,609,908	4,220,491	4,792,982

	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2004 (Unaudited)	2005 (Unaudited)
	(Amounts in thousands of U.S. dollars, except margins)				
Non-U.S. GAAP Measures:					
EBITDA(2)	612,507	1,018,960	2,562,836	1,855,918	1,627,211
EBITDA margin(3)	35.8	41.3	56.5	57.7	48.0
Gross profit margin(3)	35.9	41.2	53.0	52.3	48.1
Operating income margin(3)	29.9	35.7	49.0	48.7	42.3
Net income margin(3)	19.8	26.6	39.1	40.3	30.9

(1) In May 2004, following a revaluation of fixed assets, NLMK issued 5,987,240,000 additional common shares with a par value of 1 ruble each. Prior to this issue, NLMK's share capital comprised 5,987,240 common shares. These additional common shares were distributed to all existing shareholders of NLMK in proportion to their shareholding at the date of distribution such that each eligible shareholder received 1,000 additional shares for each share held. Earnings per share information for 2002, 2003 and 2004 has been restated to reflect this share distribution. The average shares outstanding for the purposes of basic and diluted earnings per share information were 5,991,642,657 for 2002 and 5,993,227,240 for each of 2003 and 2004 and for each of the nine month periods ended September 30, 2004 and September 30, 2005.

(2) EBITDA represents net income, including non-recurring items, before net interest expense, income taxes, loss on disposal of property, plant and equipment, depreciation and amortization and stock-based compensation expense. Stock-based compensation expense was $31.5 million for the nine months ended September 30, 2005 and nil for the nine months ended September 30, 2004, and the years ended December 31, 2004, 2003 and 2002. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

- EBITDA does not reflect the impact of financing costs, which can be significant and could further increase if we incur more debt, on our operating performance.
- EBITDA does not reflect the impact of income taxes on our operating performance.

- EBITDA does not reflect the impact of depreciation and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized will have to be replaced in the future and such depreciation and amortization expense may approximate the cost to replace these assets in the future. By excluding this expense from EBITDA, EBITDA does not reflect our future cash requirements for these replacements. EBITDA also does not reflect the impact of loss on disposal of property, plant and equipment.
- Other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated statements of income and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. EBITDA is not a measurement of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

(3) Margins are calculated as a percentage of sales revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2002, 2003 and 2004, as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 and of the material factors that we believe are likely to affect our financial condition and results of operations. The information as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our annual consolidated financial statements included on pages F-2 to F-42 of this prospectus. Our financial statements as of and for the years ended December 31, 2002 and 2001 are also included in this prospectus (on pages F-43 to F-65) in accordance with the requirements of the Prospectus Directive. Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002 contain certain reclassifications and additional disclosures relating to the financial information as of and for the year ended December 31, 2002 made after initial issuance of our financial statements for the year ended December 31, 2002 and the related audit report. A description of these reclassifications and additional disclosures made to the financial statements for the year ended December 31, 2002 is set forth in Note 27 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited interim condensed consolidated financial statements included on pages I-4 to I-17 in this prospectus. Our financial statements consolidate Stoilensky GOK from April 1, 2004, following our acquisition of a controlling interest on March 31, 2004, and OJSC TMTP from July 1, 2004, following our acquisition of a controlling interest on June 30, 2004. You should read this section together with our consolidated financial statements, including the notes to those financial statements, which are included elsewhere in this prospectus.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP since January 1, 1998. Although our results are presented in U.S. dollars, you should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all. The ruble generally is not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the ruble. See "Risk Factors — Risks Relating to Our Business and Industry — Russian currency control regulations may hinder our ability to conduct our business".

Overview

We are one of the world's leading steel producers and one of the four largest steel producers in Russia. We produced 9.1 million tonnes of crude steel in 2004 (6.2 million tonnes in the first nine months of 2005). In 2004, we generated 64% of our sales revenue from export markets (58% in the first nine months of 2005). We believe that our production facilities are among the most technologically advanced in Russia, producing flat products in a variety of grades and sizes. We also have significant mining operations, which have enabled us to become increasingly self-sufficient in our raw materials needs. In 2004, we had sales revenue of $4,538.7 million, operating income of $2,222.9 million, EBITDA of $2,562.8 million and EBITDA margin of 56.5%, and in the nine months ended September 30, 2005, we had sales revenue of $3,387.7 million, operating income of $1,432.5 million, EBITDA of $1,627.2 million and EBITDA margin of 48.0%.

We have organized our business into two major business segments, the steel segment and the mining segment. Our steel segment largely comprises steel operations owned directly by NLMK, while our mining segment comprises non-wholly owned subsidiaries that sell their production principally to our steel segment and, to a lesser extent, to external customers.

Our principal business segment is the steel segment, which generated sales revenue from external customers, which we define as revenues from customers other than our other operating segments or businesses, of $4,399.6 million in 2004. In the nine months ended September 30, 2005, our steel segment generated sales revenue from external customers of $3,160.1 million. Our steel segment produces and sells pig iron and semi-finished and finished steel flat products, primarily slabs, hot- and cold-rolled steel, coated sheet and electrical steel.

Our mining segment mines and processes iron ore concentrate, fluxing limestone and metallurgical dolomite, principally for use in our steel business and sells raw materials to third parties. In 2004 and in the nine months ended September 30, 2005, the principal subsidiaries in our mining segment were Stoilensky GOK, OJSC Stagdok and OJSC Dolomite, each of which were non-wholly owned subsidiaries during that period. In 2004, we also held a controlling interest in KMA Ruda, which was reduced in 2005 as part of our restructuring of that entity. In 2004, our mining segment generated sales revenue from external customers of $75.0 million ($98.6 million in the nine months ended September 30, 2005).

Sales revenue from sources other than our two business segments are primarily derived from our seaport services business, through our controlling interest in OJSC TMTP, the principal operator of the Black Sea port of Tuapse, and its subsidiaries; and our finance business, which, through our subsidiaries, provides banking and

insurance services to us and to other commercial and retail customers. In 2004, these businesses generated sales revenue from external customers of $64.1 million ($129.0 million in the nine months ended September 30, 2005).

The following table shows sales revenue from external customers for each of our segments for the periods indicated.

	Year ended December 31,			Nine months ended September 30,	
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
	(in millions of U.S. dollars)				
Sales revenue from external customers[1]					
Steel	1,692.6	2,450.2	4,399.6	3,143.6	3,160.1
Mining	19.1	17.2	75.0	49.6	98.6
All other	—	0.6	64.1	22.0	129.0
Total revenue from external customers	**1,711.7**	**2,468.0**	**4,538.7**	**3,215.2**	**3,387.7**

(1) Represents revenues from all our sales other than intersegmental sales to our other operating segments or businesses.

Intersegmental Sales and Vertical Integration

Consistent with our strategy to achieve a greater measure of vertical integration and control over our supplies of raw materials, a substantial portion of the sales of our mining segment are made to our steel segment. The following table shows for the periods indicated our sales revenue, gross profit, operating income and assets for our principal segments on a standalone basis, before giving effect to eliminations on consolidation, as well as any consolidation adjustments. For the purpose of our financial statements, we refer to these consolidation adjustments as "intersegmental operations".

	As of and for the year ended December 31,			As of and for the nine months ended September 30,	
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
	(in millions of U.S. dollars)				
Sales revenue					
Steel	1,699.2	2,451.2	4,403.0	3,146.6	3,163.4
Mining	32.0	40.3	412.3	256.0	467.2
All other	—	0.6	64.3	22.1	131.3
Intersegmental operations[1]	(19.5)	(24.1)	(340.9)	(209.5)	(374.2)
Total sales revenue	**1,711.7**	**2,468.0**	**4,538.7**	**3,215.2**	**3,387.7**
Gross profit/(loss)					
Steel	605.9	1,004.0	2,182.3	1,555.9	1,310.3
Mining	3.7	5.0	207.8	116.2	261.3
All other	(0.3)	(0.1)	20.9	8.2	42.2
Intersegmental operations[1]	6.0	8.0	(4.7)	1.1	15.3
Total gross profit	**615.3**	**1,016.9**	**2,406.3**	**1,681.4**	**1,629.1**
Operating income					
Steel	509.2	884.2	2,037.3	1,459.4	1,154.0
Mining	0.3	2.6	186.1	105.4	240.5
All other	(0.5)	(0.3)	18.1	8.2	31.0
Intersegmental operation[1]	2.9	(4.2)	(18.7)	(8.0)	7.0
Total operating income	**511.9**	**882.3**	**2,222.9**	**1,565.0**	**1,432.5**
Assets					
Steel	2,175.5	3,022.4	3,767.2	N/A	4,399.7
Mining	17.6	19.4	984.5	N/A	1,074.7
All other	86.4	125.4	654.1	N/A	695.2
Intersegmental balances[1]	(80.5)	(82.0)	(239.9)	N/A	(203.0)
Total assets	**2,199.0**	**3,085.2**	**5,165.9**	**N/A**	**5,966.6**

(1) Represent consolidation adjustments eliminating intersegmental operations and balances.

The amount of sales revenue generated by our mining segment has increased significantly over the 2002 to 2004 period, from $32.0 million in 2002 to $412.3 million in 2004. However, because a substantial portion of our mining segment sales revenue was generated through sales to our steel segment — $337.3 million, or 81.8% of

our mining segment revenue in 2004 — profit derived from such sales has been offset by increased costs (and lower margins) in our steel segment on a standalone basis. All intersegmental transactions and balances are eliminated in consolidation.

The prices for the sale and purchase of goods and services between our operating segments are determined by reference to market prices, but are not the result of an arm's length negotiation.

Non-U.S. GAAP Financial Measures

Set forth below are various non-U.S. GAAP financial measures relating to our business and financial results. These non-U.S. GAAP financial measures are not prepared in accordance with U.S. GAAP and may be different from non-U.S. GAAP financial measures used by other companies. We refer to these non-U.S. GAAP financial measures because we believe they provide meaningful supplemental information regarding our operational performance. Investors are encouraged not to put undue weight on these non-U.S. GAAP financial measures and to review their most directly comparable U.S. GAAP financial measures as provided in the financial statements included in this prospectus.

	Year ended December 31,			Nine months ended September 30,	
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
	(%, except EBITDA (in millions of U.S. dollars))				
Non-U.S. GAAP Measures					
EBITDA(1)	612.5	1,019.0	2,562.8	1,855.9	1,627.2
EBITDA margin(2)	35.8	41.3	56.5	57.7	48.0
Gross profit margin(2)	35.9	41.2	53.0	52.3	48.1
Operating income margin(2)	29.9	35.7	49.0	48.7	42.3
Net income margin(2)	19.8	26.6	39.1	40.3	30.9

(1) EBITDA represents net income, including non-recurring items, before net interest expense, income taxes, loss on disposal of property, plant and equipment, depreciation and amortization and stock-based compensation expense. Stock-based compensation expense was $31.5 million for the nine months ended September 30, 2005 and nil for the nine months ended September 30, 2004, and the years ended December 31, 2004, 2003 and 2002. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

- EBITDA does not reflect the impact of financing costs, which can be significant and could further increase if we incur more debt on our operating performance.
- EBITDA does not reflect the impact of income taxes on our operating performance.
- EBITDA does not reflect the impact of depreciation and amortization on our operating performance. The assets of our businesses which are being depreciated and/or amortized will have to be replaced in the future and such depreciation and amortization expense may approximate the cost to replace these assets in the future. By excluding this expense from EBITDA, EBITDA does not reflect our future cash requirements for these replacements. EBITDA also does not reflect the impact of a loss on disposal of property, plant and equipment.
- Other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated statements of income and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. EBITDA is not a measurement of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

(2) Margins are calculated as a percentage of sales revenue.

External Factors Affecting Our Results of Operations

Our results of operations are affected by a number of external factors, including the demand and price for steel products in the markets in which we operate, Russian macroeconomic trends, production costs (in particular, raw materials and energy costs), currency exchange fluctuations and the imposition of protective trade measures in our main export markets. See the discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 for a description of the extent to which those external factors have affected our results of operations.

Demand and price for steel in the markets in which we operate

The prices of our products are affected to a significant extent by fluctuations in the prices of steel products in the international metal trading markets. Steel prices rose in 2002, 2003 and 2004 as a result of increased global demand for steel and steel producers' greater degree of control over production capacity following the consolidation of steel producers in Western Europe and bankruptcy-related closures in North America, which, together, resulted in producers being able to exert a greater degree of control over total production levels. Following the increases of 2004, steel prices stabilized in the first quarter of 2005 prior to decreasing significantly in the second and third quarters of 2005. Steel producers, including NLMK, have generally responded to these negative price trends by reducing capacity. Steel prices have been relatively stable since the end of the third quarter of 2005.

We believe that the movement of prices in the near term will depend on a number of factors, including, primarily, the sustainability of Asian demand in the face of the Chinese government's attempts to moderate levels of growth in China through the introduction of macroeconomic measures, the rate of increase of Chinese steel production capacity, including production capacity of finished products, and the extent and pace of economic growth in Europe and the United States. We currently expect that steel prices may increase slightly in the remainder of 2005 and the start of 2006, although we expect prices overall to remain below the levels they achieved by the end of 2004. See "— Seasonality and Cyclicality" below.

Russian macroeconomic trends

Most of our operations are based in Russia and we generate a significant proportion of our sales in Russia, with 36% and 42%, respectively, of our total sales revenue being generated from Russia in 2004 and in the nine months ended September 30, 2005. As a result, Russian macroeconomic trends, including the overall growth in the economy and in the markets in which we operate, significantly influence our performance. The table below summarizes certain key macroeconomic indicators relating to the Russian economy in 2002, 2003 and 2004 and the first nine months of 2005.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2005
GDP growth	4.7%	7.3%	7.1%	5.7%
Consumer price index	15.1%	12.0%	11.7%	8.6%
Unemployment rate	8.1%	8.6%	8.2%	6.8%

Source: Central Bank of Russia

In recent years, Russia has been able to overcome the consequences of the 1998 financial crisis. GDP growth rates in Russia since 2002 have remained relatively high compared to North America and Europe. The Russian economy since 2002 has benefited from the high proportion of oil and oil products in its export revenues and high oil prices on the international markets. The growth of Russia's economy during this period has resulted in greater domestic consumption of steel and has also resulted in increases in the costs of raw materials and energy due to greater demand.

In 2004, domestic consumption of steel products rose 6.6% year-on-year. We expect domestic consumption to continue to grow approximately in line with the growth rate of Russian GDP, with auto manufacturing, engineering, construction, consumer appliances and metalware being the main drivers of domestic demand. The construction industry, in particular, is one of the most dynamically developing sectors in Russia, with an annual growth rate of approximately 10% in 2004 and the first nine months of 2005.

Costs

We require substantial amounts of raw materials in the steel production process, in particular iron ore, coal and scrap. Prices for almost all raw materials that we use increased steadily during 2002 and 2003 and sharply in 2004. Prices for these raw materials, other than scrap, have been falling since the second quarter of 2005, and we currently expect this trend to continue for the remainder of 2005. In furtherance of our vertical integration strategy, we have invested in iron ore mining and processing companies primarily to secure a supply of iron ore concentrate at competitive market rates and, to a significant extent, to largely insulate us, on a consolidated basis, from the impact of increases in prices of iron ore. More recently, we obtained a license for the exploration and development of the Zhernovskoe-1 coal deposit in Siberia in order to provide us with access to another one of our key raw materials. See "— Acquisitions and Disposals". However, we continue to rely on external suppliers for a number of our key raw materials.

We also consume large volumes of electricity and natural gas, which are largely supplied to us by monopoly providers in Russia. In the first nine months of 2005, our integrated electricity generation facilities supplied approximately 35% of the electricity requirements of our steel segment, with the remainder being purchased from local subsidiaries of RAO UES. In 2004, natural gas tariffs increased by 21.5% and electricity tariffs increased by 13.0% (in each case as compared to the average price we paid in 2003) and, in the first nine months of 2005, natural gas tariffs increased by 17.3% and electricity tariffs increased by 8.0% (in each case as compared to the average price we paid in the first nine months of 2004). These rates of increase may be higher than the rates at which we are able to increase our steel prices. In addition, railway transport is also under government ownership in Russia, and, while we have begun to acquire railway rolling stock, we are dependent on the state-owned railways for delivery of both our raw materials to us and our products to our customers. The Russian monopoly providers regularly increase prices for their services at a rate that may be higher than the rate at which we are able to increase the price of our steel products. In 2004, railway tariffs for freight of our raw materials and products increased by approximately 11% (as compared to equivalent tariffs in 2004), and, in the first nine months of 2005, increased by approximately 18% (as compared to equivalent tariffs in the first nine months of 2004).

We have instituted a cost-saving program aimed at reducing production and purchase costs, including the optimization of production processes. As a result of the measures we have undertaken under this program, raw material conversion rates for our main production assets have improved and defective or low-grade production has decreased. The cost-saving program also includes the introduction of tender systems for virtually all purchases, the consolidation of purchases to obtain bulk discounts and the use of more cost-effective suppliers or substitutes.

Currency exchange fluctuations

Our export sales generate foreign currency earnings. As we export a significant part of our production, for which we are paid in dollars and euros, we are exposed to currency exchange rate fluctuations. See "— Quantitative and Qualitative Disclosures about Market Risk — Foreign currency exchange rate risk" below and "Risk Factors — Risks Relating to Our Business and Industry — Inflation, or appreciation in real terms of the ruble against the U.S. dollar or the euro, may materially adversely affect our results of operations".

The table below shows the nominal exchange rate and real ruble appreciation against the U.S. dollar in terms of percentage in 2002 and 2003, and against both the U.S. dollar and the euro in 2004 and in the first nine months of 2005.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2005
Nominal exchange rate (rubles per U.S. dollar)(1)	31.35	30.69	28.82	28.15
Real ruble appreciation against U.S. dollar(2)	6.0%	13.6%	15.1%	12.3%
Nominal exchange rate (rubles per euro)(1)	N/A	N/A	35.81	35.62
Real ruble appreciation against euro(2)	N/A	N/A	5.6%	10.3%

Sources: Central Bank of Russia.

(1) The weighted average of the exchange rates on each day of each full month during the relevant period. The weighted average for the nine months ended September 30, 2005 is based on our calculation of the average of the rates quoted.

(2) Real ruble appreciation against the U.S. dollar or the euro, as the case may be, is consumer price index adjusted for nominal exchange rate changes over the same period. The nominal exchange rates and rates of real appreciation of the ruble against the euro for 2002 and 2003 are not available.

Protective trade restrictions

Our export sales are affected by the introduction, retention or variation to protective trade measures in our major export markets. A significant portion of our sales revenue was derived from sales of steel products that are subject to import restrictions. See "Regulatory Matters — Trade Barriers and Anti-Dumping Regulations".

Acquisitions and Disposals

An important part of our business strategy is the acquisition of businesses that we believe will help us to achieve vertical integration and otherwise serve our growth objectives. We believe the continuing vertical integration of our business will help us to control better our access to raw materials and energy sources and to lower our overall unit production costs, as well as capture some of the profits from higher raw material prices that may have otherwise been retained by third-party suppliers.

Our most significant acquisitions during the past three years were designed to secure our access to important raw material sources and transportation links. In March 2004, we acquired a 59.8% interest in Stoilensky GOK, the third largest iron ore producer in Russia and we subsequently acquired additional interests in 2004 to increase our total stake to 96.98% for a total consideration of $659.3 million. Stoilensky GOK supplied approximately 90% of our requirements in iron ore concentrate in the first nine months of 2005. See "— Liquidity and Capital Resources — Capital requirements — Recent acquisitions", "Business — Raw Materials and Energy" and "Transactions with Related Parties".

As of September 30, 2005, we held a 32.9% stake in KMA Ruda, which supplies a portion of our iron ore requirements. In 2004, we also acquired additional stakes in the mining companies, OJSC Stagdok and OJSC Dolomite, which supply us with all our requirements for limestone and metallurgical dolomite, respectively, and, at September 30, 2005, we held stakes in those companies of 88.6% and 92.7%, respectively. See "Transactions with Related Parties".

In August 2005, we acquired at auction for $38.4 million a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect the Zhernovskoe-1 deposit to be operational in 2008 and to provide approximately 50% of our annual coking coal requirements from 2009. See "— Liquidity and Capital Resources — Cash Flows — Investing Activities" and "Business — Raw Materials and Energy".

In 2004, we acquired for $189 million a 69.4% controlling interest in OJSC TMTP, the principal operator of the Black Sea port of Tuapse, Russia's fifth largest seaport. Substantially all of our products that are sold to customers in South-East Asia and the Middle East are exported from Black Sea ports, principally Novorossiysk and Tuapse, from where, according to information received from the international wholesale traders to whom we sold our products, 46% and 14%, respectively, of the total volume of our exported products were transported in 2004. We expect that the volume of exports of our products transported from Tuapse will increase, in preference to the other Black Sea ports, and, in the first nine months of 2005, 1.1 million tonnes of our steel products were exported from Tuapse, compared to 1.6 million tonnes from Novorossiysk. We also acquired, in 2004, a 60% controlling interest in the transportation services company, LLC NTK, increasing our total stake in that company to 70%. LLC NTK assists us with the supply of our raw materials and the delivery of our products. See "— Liquidity and Capital Resources — Cash Flows — Investing Activities" and "Business — Sales and Transportation of Products".

We are currently in talks to acquire more than 90% of the shares of a Russian coke producer. As part of this transaction we may also acquire a number of coal producing companies. We are currently conducting due diligence on these companies and may sign a letter of intent at some point in the near future. If completed, this acquisition would have a significant impact on our mining business and would allow us to produce a significantly greater amount of our coke production internally. We are currently in talks to acquire another Russian steel producer specializing in high value-added types of steel. We are currently conducting due diligence on this company and may soon enter into negotiations to agree share purchase documentation. If completed, this acquisition may have a significant impact on our market share in certain types of steel. We are also considering whether to acquire the Danish steel producer, Dan Steel, which is controlled by our controlling shareholder. No assurance can be made that these acquisitions will be completed or regarding the terms on which they would be completed. We plan to continue to consider acquisitions of other businesses and assets, including steel producers and suppliers of raw materials, in accordance with our development strategy.

We consolidate revenues and expenses of newly acquired entities from the date on which we obtain a controlling interest. Earnings attributable to minority interests in these entities for the portion of the year prior to the date upon which we obtained a controlling interest are included in minority interests.

We also dispose of businesses and investments that are not part of our core business, are unprofitable or otherwise do not conform with our overall business strategy. In 2003, these disposals included the sale of our 17.7% stake in the shares of OJSC Kuzbassugol, a coal mining company, to Immenso Enterprises Limited, which subsequently resold that stake to an unrelated third party. See "Transactions with Related Parties". Although coal is an important raw material for our steel business, we sold these shares in OJSC Kuzbassugol because we were unable to reach an agreement with the majority shareholders of that company on the method of operating and developing that company.

We are also negotiating to dispose of our 12% stake in Lebedinsky GOK, a producer of iron ore concentrate, as well as an acquisition of a further stake in KMA Ruda. We may make an announcement with respect to these possible transactions in the near future.

Seasonality and Cyclicality

Seasonal effects have a relatively limited impact on our results. Nonetheless, while the prices of most of our raw materials are not subject to seasonal variations, the price of scrap metal does fluctuate seasonally, typically rising in spring and autumn and falling in summer and winter, largely as a result of the creation and depletion of winter stockpiles. Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, our costs of transporting, unloading and storing raw materials in the winter months are higher. There is also usually a lower demand for coated products in the winter period.

Traditionally, the global market for semi-finished and finished steel products has been subject to cyclical variations. By the start of 2003, the duration of the average cycle (rise-fall-rise) ranged from 2 to 3.5 years. The decline in prices is usually linked to overproduction, resulting in supply exceeding demand. From the beginning of 2003 until the end of 2004, global steel prices increased as a result of the shortage of rolled steel on the world market. However, as a result of initiatives undertaken by the Chinese government to tighten credit policies and the increase in domestic steel production in China, Chinese demand for certain types of imported steel products declined in 2005, reducing prices for some types of steel products in the Chinese and other Asian markets, particularly in the second and third quarters of 2005. Steel prices in Europe also declined in the first nine months of 2005, as compared to 2004 levels, although the rate of decrease was lower than in Asia. As a result of supply and demand trends in the United States, average steel prices in North America remained relatively high in the first nine months of 2005, as compared with prices in Asia and Europe. Global steel prices have been more stable since September 2005, and we currently expect that prices may increase slightly by the end of 2005, but remain below the levels achieved by the end of 2004. See "— External Factors Affecting Our Results of Operations — Demand and price for steel in the markets in which we operate".

Inflation

Inflation in the Russian Federation was 15.1% in 2002, 12.0% in 2003, 11.7% in 2004 and 8.6% in the nine months ended September 30, 2005. Russian inflation has generally not had a material impact on our results of operations in recent years, primarily because the prices of our products and the raw materials which we use are mainly determined by global trends. In addition, the cost of energy is set according to a tariff rate determined by the government of the Russian Federation and, therefore, is only indirectly linked to inflation. While some of our costs, in particular employee salaries, are affected by inflation, they have not historically represented a substantial percentage of our production costs.

For periods prior to January 1, 2003, the Russian economy was considered hyper-inflationary for financial reporting purposes. During those periods, monetary assets and liabilities denominated in U.S. dollars were stated at their original value. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at period end exchange rates and non-monetary assets and liabilities were translated into U.S. dollars at the exchange rates in effect as of the date of the transaction. All financial statement amounts for periods prior to January 1, 2003 are stated at nominal values.

Taxation

We are subject to a variety of taxes levied in the Russian Federation, including income taxes, payroll taxes, VAT, property taxes and other taxes. We have been registered as a "major taxpayer" in the Russian Federation since May 2005, and, as a result, our compliance with Russian tax regulations is monitored by the department for major taxpayers of the Russian tax authorities.

The taxation system in Russia is subject to frequent changes, varying interpretations and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax regulations have been given retroactive effect, while under the Tax Code only laws benefiting the taxpayer may have retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business

decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and, at times, we have taken a position that may be challenged by tax authorities, but that we consider to be in compliance with current law. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than those typically found in countries with more developed tax systems. See "Risk Factors — Risks relating to the Russian Federation — Legal Risks and Uncertainties — Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favor tax payers, and we may therefore be subject to a greater than expected tax burden that could materially adversely affect our business and results of operations".

We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that the authorities could take a different position.

Income taxes

Effective January 1, 2002, the income tax rate in Russia declined to 24% for all companies and the tax loss carry-forward period was extended to ten years. The maximum amount of tax loss carry-forward that may be claimed for reduction of annual taxable profit, currently limited to 30% of annual taxable profits, will be increased to 50% of annual taxable profits with effect from January 1, 2006 and, with effect from January 1, 2007, will no longer be subject to limitation. Income tax on dividends distributed within Russia is currently 9%. The new income tax legislation also adopted a more liberal approach to tax-deductible expenses, permitting deductions so long as expenses are economically proven and justified from a business standpoint and properly documented. The elimination of investment tax credits offset some of the benefits from the reduction of income tax rates.

Value-added tax

During the years ended December 31, 2002 and 2003, the VAT rate in Russia was 20%. It decreased to 18% with effect from January 1, 2004.

Consolidated Financial Results Overview

The following table sets forth a summary of our consolidated financial results for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005. Our financial statements consolidate Stoilensky GOK from April 1, 2004, following our acquisition of a controlling interest on March 31, 2004, and OJSC TMTP from July 1, 2004, following our acquisition of a controlling interest on June 30, 2004.

	Year ended December 31,						Nine months ended September 30, (Unaudited)			
	2002	% of revenues	2003	% of revenues	2004	% of revenues	2004	% of revenues	2005	% of revenues
	(Amounts in millions of U.S. dollars, except percentages)									
Sales revenue	**1,711.7**	**100.0**	**2,468.0**	**100.0**	**4,538.7**	**100.0**	**3,215.2**	**100.0**	**3,387.7**	**100.0**
Production cost	(950.1)	(55.5)	(1,293.3)	(52.4)	(1,888.7)	(41.6)	(1,360.0)	(42.3)	(1,548.1)	(45.7)
Depreciation and amortization	(146.3)	(8.6)	(157.8)	(6.4)	(243.7)	(5.4)	(173.8)	(5.4)	(210.5)	(6.2)
Cost of sales	**(1,096.4)**	**(64.1)**	**(1,451.1)**	**(58.8)**	**(2,132.4)**	**(47.0)**	**(1,533.8)**	**(47.7)**	**(1,758.6)**	**(51.9)**
Gross profit	**615.3**	**35.9**	**1,016.9**	**41.2**	**2,406.3**	**53.0**	**1,681.4**	**52.3**	**1,629.1**	**48.1**
General and administrative expenses	(37.7)	(2.2)	(69.5)	(2.8)	(92.5)	(2.0)	(46.4)	(1.4)	(112.0)	(3.3)
Selling expenses	(32.1)	(1.9)	(40.8)	(1.7)	(57.8)	(1.3)	(45.6)	(1.4)	(48.0)	(1.4)
Taxes other than income tax	(33.6)	(1.9)	(24.3)	(1.0)	(33.1)	(0.7)	(24.4)	(0.8)	(36.6)	(1.1)
Selling, general and administrative expenses	**(103.4)**	**(6.0)**	**(134.6)**	**(5.5)**	**(183.4)**	**(4.0)**	**(116.4)**	**(3.6)**	**(196.6)**	**(5.8)**
Operating income	**511.9**	**29.9**	**882.3**	**35.7**	**2,222.9**	**49.0**	**1,565.0**	**48.7**	**1,432.5**	**42.3**
Loss on disposals of property, plant and equipment	(8.9)	(0.5)	(8.0)	(0.3)	(12.2)	(0.3)	(6.1)	(0.2)	(6.9)	(0.2)
Gain/(loss) on investments	(2.7)	(0.1)	12.1	0.5	165.2	3.7	141.1	4.4	(1.1)	(0.0)
Interest income	14.2	0.8	33.6	1.4	50.0	1.1	33.7	1.0	73.0	2.2
Interest expense	(3.4)	(0.2)	(7.3)	(0.4)	(12.3)	(0.3)	(9.5)	(0.3)	(10.7)	(0.3)
Foreign currency exchange loss, net	(18.2)	(1.1)	(43.0)	(1.7)	(39.1)	(0.9)	(5.2)	(0.2)	(19.0)	(0.6)
Other income/(expense), net	(26.0)	(1.5)	12.0	0.5	(10.5)	(0.2)	(2.7)	(0.1)	(8.2)	(0.2)
Income before income tax and minority interest	**466.9**	**27.3**	**881.7**	**35.7**	**2,364.0**	**52.1**	**1,716.3**	**53.4**	**1,459.6**	**43.2**
Income tax	(129.7)	(7.6)	(223.0)	(9.0)	(572.2)	(12.6)	(405.6)	(12.6)	(394.8)	(11.7)
Income before minority interest	**337.2**	**19.7**	**658.7**	**26.7**	**1,791.8**	**39.5**	**1,310.7**	**40.8**	**1,064.8**	**31.5**
Equity in net earnings of associates	—	—	—	—	—	—	—	—	3.6	0.1
Minority interest	1.2	0.1	(2.2)	(0.1)	(19.3)	(0.4)	(16.1)	(0.5)	(22.6)	(0.7)
Net income	**338.4**	**19.8**	**656.5**	**26.6**	**1,772.5**	**39.1**	**1,294.6**	**40.3**	**1,045.8**	**30.9**

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Sales revenue

Sales revenue comprises sales of our steel products and sales of production of our mining segment to external customers, as well as revenue from services provided by our port, transportation and finance businesses to external customers on a consolidated basis. Revenue from the sale of goods are recognized when there is a firm arrangement, the price is fixed and determinable, delivery has occurred and collectibility is reasonably assured.

Total sales revenue increased by $172.5 million, or 5.4%, to $3,387.7 million in the nine months ended September 30, 2005 from $3,215.2 million in the nine months ended September 30, 2004.

Sales revenue of our steel segment on a consolidated basis grew slightly by 0.5% to $3,160.1 million in the nine months ended September 30, 2005 from $3,143.6 million in the nine months ended September 30, 2004, representing 93.3% of our consolidated sales revenue in the first nine months of 2005, compared to 97.8% in the corresponding period of 2004.

Our mining segment's sales revenues increased on a consolidated basis by 98.8%, to $98.6 million in the nine months ended September 30, 2005 from $49.6 million for the nine months ended September 30, 2004, representing 2.9% of our consolidated sales revenue in the first nine months of 2005, compared to 1.5% in the corresponding period of 2004. Our mining segment achieved an ever greater increase in sales revenues on a standalone basis. See "—Mining segment" below.

Sales revenue of our other operations on a consolidated basis increased by $107.0 to $129.0 million in the nine months ended September 30, 2005 from $22.0 million in the nine months ended September 30, 2004, representing 3.8% of our consolidated sales revenue in the first nine months of 2005, compared to 0.7% in the corresponding period of 2004. The increase was primarily attributable to the consolidation for the first nine months of 2005 of our non-wholly owned subsidiary port operator, OJSC TMTP, which was consolidated with effect from July 1, 2004 (and therefore was only consolidated for the last three months of the nine month period ended September 30, 2004, compared to the entire nine month period ended September 30, 2005) and of our subsidiary electricity supply company that we established in the second half of 2004 as part of our social commitments in Lipetsk.

Steel segment

Sales revenue of our steel segment on a consolidated basis increased slightly by $16.5 million to $3,160.1 million in the nine months ended September 30, 2005 from $3,143.6 million in the nine months ended September 30, 2004, representing 93.3% of our consolidated sales revenue in the first nine months of 2005, compared to 97.8% in the corresponding period of 2004. Substantially all of our steel segment sales were to external customers outside of the NLMK group.

The slight increase in steel segment sales revenue in the nine months ended September 30, 2005 was attributable to overall higher averaged realized selling prices, to which we refer in our discussion of our sales revenue as prices, across our product line compared with the first nine months of 2004. These higher prices were partially offset by a decrease in our production volumes during the first nine months of 2005. Our decrease in production in that period was largely attributable to the closure of one of our blast furnaces from May until August 2005. We closed this furnace for scheduled maintenance for an initial period of two months and then decided to delay re-commissioning for a further 45 days in order to maintain a reduced level of production in response to the downward trend in global steel prices. We believe our decision was consistent with actions taken by other international steel producers in that period to reduce production in response to the decline in steel prices.

The following table shows a breakdown of our steel segment revenue from external customers, on a consolidated basis after intersegmental eliminations, by our main products for the periods indicated.

	Nine months ended September 30,					
	2004		2005		Change	
	Amount of revenues	% of steel segment revenues	Amount of revenues	% of steel segment revenues	Amount of revenues	(%)
	(Unaudited)		(Unaudited)			
	(Amounts in millions of U.S. dollars, except percentages)					
Pig iron	174.1	5.5	64.3	2.0	(109.8)	(63.1)
Slabs	969.7	30.8	804.8	25.5	(164.9)	(17.0)
Hot-rolled steel	668.4	21.3	765.3	24.2	96.9	14.5
Cold-rolled steel	670.1	21.3	691.8	21.9	21.7	3.2
Galvanized steel	130.8	4.2	134.8	4.3	4.0	3.1
Pre-painted steel	135.2	4.3	165.2	5.2	30.0	22.2
Grain oriented steel	81.1	2.6	200.5	6.4	119.4	147.2
Non-grain oriented steel	154.9	4.9	174.9	5.5	20.0	12.9
Other operations(1)	159.3	5.1	158.5	5.0	(0.8)	(0.5)
Total steel segment	**3,143.6**	**100.0**	**3,160.1**	**100.0**	**16.5**	**0.5**

(1) Comprises sales revenue derived primarily from the sale of by-products, services and other steel products.

Our three main products, in terms of sales revenue, in the first nine months of both 2005 and 2004 were slabs, hot-rolled steel and cold-rolled steel, which, in total, represented 71.6% and 73.4%, respectively, of total segment revenue.

The largest growth, in sales revenue terms, of our steel segment products was attributable to sales of grain oriented steel, which increased by $119.4 million or 147.2% in the first nine months of 2005 compared to the first nine months of 2004. This was primarily due to price increases for those products, which represented the largest rise in prices of all our steel products. Sales revenue from hot-rolled steel and pre-painted steel increased by $96.9 million, or 14.5%, and by $30.0 million, or 22.2%, respectively, in the nine months ended September 30, 2005 in comparison with the nine months ended September 30, 2004, primarily due to price increases. Sales revenue from cold-rolled steel increased by $21.7 million, or 3.2%, in the nine months ended September 30, 2005, in comparison with the nine months ended September 30, 2004, also due to price increases, partially offset by a decrease in sales volumes.

We significantly decreased production and sales of slabs and pig iron in the first nine months of 2005 compared to the first nine months of 2004, primarily as a result of plant maintenance that we extended in response to the decline in steel prices in the second and third quarters of 2005. As a result of this decrease, our sales of slabs and pig iron decreased by $164.9 million, or 17.0%, and by $109.8 million, or 63.1%, respectively, in the first nine months of 2005 compared to the first nine months of 2004.

Total export sales revenue represented 58.0% of our total consolidated sales revenue in the nine months ended September 30, 2005, compared to 63.0% in the nine months ended September 30, 2004. The decrease was primarily due to lower sales of slabs and pig iron as a result of the decrease in production in 2005.

Mining segment

Our mining segment's sales revenues increased on a consolidated basis by 98.8%, to $98.6 million in the nine months ended September 30, 2005 from $49.6 million for the nine months ended September 30, 2004, representing 2.9% of our consolidated sales revenue in the first nine months of 2005, compared to 1.5% in the corresponding period of 2004. On a standalone basis before consolidation, our mining segment sales revenue increased to $467.2 million in the nine months ended September 30, 2005 from $256.0 million in the nine months ended September 30, 2004. These increases in sales revenue were due primarily to our consolidation of Stoilensky GOK and an increase in the price of iron ore. Intersegmental sales by our mining segment to our steel segment represented 78.9% of total mining segment sales during the first nine months of 2005, a decrease from 80.6% during the first nine months of 2004.

Other

Sales revenue of our other operations on a consolidated basis increased by $107.0 to $129.0 million in the nine months ended September 30, 2005 from $22.0 million in the nine months ended September 30, 2004, representing 3.8% of our consolidated sales revenue in the first nine months of 2005, compared to 0.7% in the corresponding period of 2004. The increase was primarily attributable to the consolidation for the first nine months of 2005 of our non-wholly owned subsidiary port operator, OJSC TMTP, which was consolidated with effect from July 1, 2004, and our subsidiary electricity supply company that we established in the second half of 2004. Intersegmental sales revenue of our other operations in the nine months ended September 30, 2005 represented 1.8% of total sales revenue of our other operations on a standalone basis, an increase from 0.4% for the first nine months of 2004.

Cost of sales and gross margin

Cost of sales primarily comprises the costs of raw materials, energy costs, payroll costs and depreciation.

Our total cost of sales as a percentage of our sales revenue was 51.9% in the nine months ended September 30, 2005, compared to 47.7% in the nine months ended September 30, 2004, and consequently our gross margin decreased to 48.1% for the nine months ended September 30, 2005 as compared to 52.3% for the nine months ended September 30, 2004.

The first nine months of 2005 were characterized by a significant decrease in steel segment gross margin, from 49.4% to 41.4%, which was partially offset by an increase in mining segment gross margin, to 55.9% from 45.4%, in each case on a standalone segmental basis before consolidation. The gross margin of our other

operations in the first nine months of 2005 decreased from 37.1% to 32.1%, on a standalone segmental basis before consolidation, largely due to a lower gross margin from operations of our subsidiary electricity supply company that we established in the second half of 2004.

The following table shows the gross profit and gross margin for our steel and mining segments and other operations for the periods indicated, in each case on a standalone segmental basis.

	Nine months ended September 30,					
	2004			2005		
	Steel	Mining	Other[3]	Steel	Mining	Other[3]
	(Unaudited)			(Unaudited)		
	(Amounts in millions of U.S. dollars, except gross margin (%))					
Revenue from external customers[1]	3,143.6	49.6	22.0	3,160.1	98.6	129.0
Intersegmental revenue[2]	3.0	206.4	0.1	3.3	368.6	2.3
Production cost	(1,460.3)	(101.0)	(9.3)	(1,708.8)	(152.7)	(76.1)
Depreciation and amortization	(130.4)	(38.8)	(4.6)	(144.3)	(53.2)	(13.0)
Gross profit	**1,555.9**	**116.2**	**8.2**	**1,310.3**	**261.3**	**42.2**
Gross margin	**49.4**	**45.4**	**37.1**	**41.4**	**55.9**	**32.1**

(1) Represents sales to external customers outside of the NLMK group.
(2) Represents sales to customers within the NLMK group. Revenues attributable to these sales are eliminated on consolidation.
(3) Principally comprises our seaport services business and our finance business.

Steel segment

Gross profit of our steel segment on a standalone segmental basis decreased by 15.8% in the nine months ended September 30, 2005, as compared to the corresponding period in 2004, to $1,310.3 million. This decrease was primarily due to the lower rate of increase of our steel sales revenue in the first nine months of 2005, compared to the corresponding period in 2004, largely as a result of reduced production due to plant maintenance that we extended in response to the decline in steel prices in the second and third quarters of 2005, and the continuing increases in the price of raw materials in the period.

The table below shows the components of our cost of sales of our steel segment for the periods indicated on a standalone segmental basis, before consolidation adjustments and intersegmental eliminations.

	Nine months ended September 30,					
	2004		2005			
	Cost of sales of steel segment		Cost of sales of steel segment		Change	
		(%)		(%)		(%)
	(Unaudited)		(Unaudited)			
	(Amounts in millions of U.S. dollars, except percentages)					
Iron ore[1]	368.5	23.2	484.1	26.1	115.6	31.4
Coal and coke	413.4	26.0	445.0	24.0	31.6	7.6
Scrap	122.7	7.7	123.1	6.7	0.4	0.3
Alloying elements (including zinc and ferro-alloys)	92.7	5.8	95.2	5.1	2.5	2.7
Other materials[2]	139.5	8.8	172.4	9.3	32.9	23.6
Payroll costs	141.3	8.9	167.7	9.0	26.4	18.7
Depreciation	130.4	8.2	144.3	7.8	13.9	10.7
Electricity (external supplies)	76.9	4.8	84.8	4.6	7.9	10.3
Gas	49.2	3.1	58.1	3.2	8.9	18.1
Other costs	56.1	3.5	78.4	4.2	22.3	39.8
Total cost of sales of steel segment	**1,590.7**	**100.0**	**1,853.1**	**100.0**	**262.4**	**16.5**

(1) Figures include purchases from Stoilensky GOK, the principal subsidiary of our mining segment. Following our acquisition of Stoilensky GOK on March 31, 2004, costs incurred by our steel segment attributable to the purchase of iron ore from Stoilensky GOK are included in segmental revenues of our mining segment.
(2) Primarily comprises costs attributable to spare parts and ongoing maintenance.

The cost of sales of our steel segment primarily consists of the costs of raw materials, depreciation, payroll and energy costs. The cost of sales of our steel segment on a standalone basis before consolidation increased by

$262.4 million, or 16.5%, to $1,853.1 million in the nine months ended September 30, 2005 from $1,590.7 million in the nine months ended September 30, 2004. This increase in cost of sales was primarily attributable to an increase in the prices of our main raw materials that we purchased, including iron ore, coal and other materials, and an increase in energy prices. References in our discussion to the prices of our raw materials and energy relate to the price that we paid, unless otherwise indicated. The cost of iron ore (primarily supplies of Stoilensky GOK), coal, scrap, ferro-alloys and other materials represented 71.2% of our steel segment cost of sales in the nine months ended September 30, 2005, a decrease from 71.5% in the first nine months of 2004.

The market price of iron ore at the end of the first nine months of 2005 was higher, compared with the end of the first nine months of 2004. However, the acquisition of a controlling interest in Stoilensky GOK in March 2004 largely insulated us, on a consolidated basis, from the impact of the increases in prices of iron ore in the first nine months of 2005 as compared with the corresponding period in 2004, since substantially all costs incurred by our steel segment attributable to the purchase of iron ore from Stoilensky GOK were recorded as segmental revenues of our mining segment. See "— Intersegmental Sales and Vertical Integration" above.

The prices of all our raw materials and our energy costs increased in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, with prices of iron ore and coal rising at the highest rates during that period.

Payroll costs increased by $26.4 million or 18.7% in the nine months ended September 30, 2005, primarily as a result of planned salary increases. The depreciation expense of our steel segment increased by 10.7% from $130.4 million in the nine months ended September 30, 2004 to $144.3 million in the nine months ended September 30, 2005, primarily due to the replacement of plant equipment under our technical upgrading program.

Mining segment

The acquisition of Stoilensky GOK and its consolidation in our group from April 1, 2004 has allowed us to become self-sufficient in iron ore concentrate and to reduce our exposure to the continued increases in iron ore prices in the first nine months of 2005. On a standalone basis before consolidation, our mining segment increased its gross profit from $116.2 million in the nine months ended September 30, 2004 to $261.3 million in the nine months ended September 30, 2005, and increased its gross margin to 55.9% in the nine months ended September 30, 2005 from 45.4% in the nine months ended September 30, 2004.

Cost of sales of our mining segment primarily consists of depreciation, costs of raw materials and payroll, repair and energy costs. The depreciation of our mining segment assets, in the first nine months of 2005, was primarily attributable to licenses to develop mineral deposits.

The following table shows, for the nine months ended September 30, 2005, a cost of sales breakdown for our principal mining subsidiary, Stoilensky GOK, and total costs of sales of our other mining subsidiaries.

	Cost of sales[(1)]	
		(%)
	(Amounts in millions of U.S. dollars, except percentages)	
Materials	47.4	25.9
Payroll costs	28.4	15.5
Depletion and depreciation, including mineral rights	51.2	27.9
Electricity	29.1	15.9
Fuel	8.0	4.4
Other costs	19.1	10.4
Total cost of sales of Stoilensky GOK	**183.2**	**100.0**
Cost of sales of other mining subsidiaries	22.7	
Total cost of sales of mining segment	**205.9**	

(1) Costs attributable to repair and maintenance have been included, to the extent applicable, in the relevant cost items in the above table.

Selling, general and administrative expenses

Our total selling, general and administrative expenses increased by $80.2 million, or 68.9%, to $196.6 million in the nine months ended September 30, 2005 from $116.4 million in the nine months ended September 30, 2004.

The following table shows a breakdown of selling, general and administrative expenses for the periods indicated.

	Nine months ended September 30,		
	2004	2005	Change (%)
	(Unaudited)	(Unaudited)	
	(Amounts in millions of U.S. dollars, except percentages)		
General and administrative expenses	46.4	112.0	141.4
Selling expenses	45.6	48.0	5.3
Taxes other than income tax	24.4	36.6	50.0
Total selling, general and administrative expenses	**116.4**	**196.6**	**68.9**

General and administrative expenses consist primarily of expenses relating to management, research and development, security and consulting services. General and administrative expenses increased by $65.6 million, or 141.4%, to $112.0 million in the nine months ended September 30, 2005 from $46.4 million in the nine months ended September 30, 2004, primarily due to general and administrative expenses in our newly acquired subsidiaries, Stoilensky GOK and OJSC TMTP, which we consolidated from April 1, 2004 and July 1, 2004, respectively, and salary increases in the first nine months of 2005. Also included in general and administrative expenses for the first nine months of 2005 was a $31.5 million stock-based compensation expense in connection with the sale by our controlling shareholder in August of 2005 of our shares to companies beneficially owned by certain members of our Board of Directors and management, as described in Note 13(e) to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. See "Principal and Selling Shareholders — Recent Changes in our Principal Shareholders".

Selling expenses consist primarily of packaging, transportation (primarily external to our domestic customers and internal between our facilities and production lines and to NLMK-DV, our trading branch in the Far East of Russia), salaries attributed to our sales activities and trade tariffs. Selling expenses increased by $2.4 million, or 5.3%, to $48.0 million in the nine months ended September 30, 2005 from $45.6 million in the nine months ended September 30, 2004, primarily attributable to the increase in transportation tariffs and the resulting transport expenses of new subsidiaries in our non-steel segment operations. By contrast, since our steel segment has historically sold the majority of its products on Free Carrier, or FCA, terms, there has generally been no direct correlation between the growth of transportation tariffs and its sales costs. We have recently begun to revise arrangements for delivery of our steel products. See "Business — Sales and transportation of products — Transportation of products".

Taxes other than income tax increased by $12.2 million, or 50.0%, to $36.6 million in the nine months ended September 30, 2005 from $24.4 million in the nine months ended September 30, 2004, primarily due to property tax on increased property plant and equipment, largely in connection with our technical upgrade program, and tax expenses of our newly acquired subsidiaries, Stoilensky GOK and OJSC TMTP.

As a percentage of sales revenue, selling, general and administrative expenses increased to 5.8% of sales revenue in the nine months ended September 30, 2005, compared to 3.6% of sales revenue in the nine months ended September 30, 2004, primarily due to increases in selling, general and administrative expenses of our newly acquired subsidiary Stoilensky GOK and the stock-based compensation expense recorded in 2005.

Loss on disposals of property, plant and equipment

Loss on disposals of property, plant and equipment was $6.9 million in the nine months ended September 30, 2005, compared to $6.1 million in the nine months ended September 30, 2004, an increase of 13.1%. Loss on disposals of property, plant and equipment in the nine months ended September 30, 2005 primarily consisted of the write-off of obsolete equipment in connection with our technical upgrading program.

Gain/(loss) on investments

Gain/(loss) on investments was a $1.1 million loss in the nine months ended September 30, 2005, compared to a $141.1 million gain in the nine months ended September 30, 2004. The gain on investments in the nine

months ended September 30, 2004 was primarily attributable to gains from investments by our subsidiary bank, OJSC Lipetskcombank, in debt and equity securities. At the end of 2004 substantially all such investments were realized. The loss on investments in the nine months ended September 30, 2005 was mainly attributable to the partial disposition of our investment in KMA Ruda, as part of our restructuring of that entity in early 2005.

Interest income

Interest income increased by $39.3 million, or 116.6%, to $73.0 million in the nine months ended September 30, 2005 from $33.7 million in the nine months ended September 30, 2004, as a result of the higher amount of funds that we placed in interest-bearing deposit accounts, and an increase in interest income of our subsidiary bank, OJSC Lipetskcombank, as a result of the growth of its loan portfolio.

Interest expense

Interest expense was $10.7 million in the nine months ended September 30, 2005, compared to $9.5 million in the nine months ended September 30, 2004. The interest expense in both periods was primarily attributable to interest expenses of our subsidiary bank, OJSC Lipetskcombank.

Foreign currency exchange loss, net

Foreign currency exchange loss, net increased to $19.0 million in the nine months ended September 30, 2005, compared to $5.2 million in the nine months ended September 30, 2004. Our foreign currency exchange loss, net for both periods primarily resulted from losses generated on cash, cash equivalents and accounts receivable denominated in U.S. dollars due to the depreciation of the value of the U.S. dollar against our functional currency, the ruble, which more than offset gains in euro amounts resulting from the appreciation of the euro against the ruble.

Other expense, net

Other expense, net in the nine months ended September 30, 2005 was $8.2 million, primarily comprising social expenses, including the provision of social services in Lipetsk and contributions made to a charity fund. Other expense, net of $2.7 million in the nine months ended September 30, 2004 primarily comprised expenses of non-core subsidiaries.

Income tax

Our income tax expense in the nine months ended September 30, 2005 was $394.8 million, compared to $405.6 million in the nine months ended September 30, 2004. Our effective tax rate (total income tax expense calculated as a percentage of our reported income before income tax and minority interest) for the nine months ended September 30, 2005 was 27.0%, compared to 23.6% for the nine months ended September 30, 2004. Our effective tax rate, exclusive of the effects of deferred taxes, for these periods was 26.2% and 23.2%, respectively.

Minority interest

Minority interest in income of subsidiaries represents the share of minority shareholders in the results of operations of our non-wholly owned subsidiaries. Minority interest in income of subsidiaries amounted to $22.6 million in the nine months ended September 30, 2005, compared to $16.1 million in the nine months ended September 30, 2004. The increase in minority interest in income of subsidiaries in 2005 was primarily attributable to the increase in the net income of Stoilensky GOK and OJSC TMTP.

Net income

For the reasons set forth above, our net income decreased by $248.8 million, or 19.2%, to $1,045.8 million in the nine months ended September 30, 2005 from $1,294.6 million in the nine months ended September 30, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales revenue

Total sales revenue increased by $2,070.7 million, or 83.9%, to $4,538.7 million in 2004 from $2,468.0 million in 2003.

Sales revenue of our steel segment on a consolidated basis grew by 79.6% to $4,399.6 million in 2004 from $2,450.2 million in 2003, representing 96.9% of our consolidated sales revenue in 2004, compared to 99.3% in 2003.

Sales revenue of our mining segment on a consolidated basis grew by 336% to $75.0 million in 2004 from $17.2 million in 2003, representing 1.7% of our consolidated sales revenue in 2004, compared to 0.7% in 2003.

Sales revenue of our other operations on a consolidated basis grew to $64.1 million in 2004 from $0.6 million in 2003, representing 1.4% of our consolidated sales revenue in 2004, compared to less than 0.1% in 2003. The increase was primarily attributable to the acquisition of our non-wholly owned subsidiary port operator, OJSC TMTP, which was consolidated with effect from July 1, 2004.

Steel segment

Sales revenue of our steel segment on a consolidated basis grew by 79.6% to $4,399.6 million in 2004 from $2,450.2 million in 2003, representing 96.9% of our consolidated sales revenue in 2004, compared to 99.3% in 2003. On a segmental basis before intersegmental operations, the sales revenue of our steel segment increased by 79.6% to $4,403.0 million in 2004 from $2,451.2 million in 2003.

The increase in steel segment sales revenue in 2004 was attributable to an increase in average realized selling prices across our product line and an increase in the volume of sales of some of our steel products, including pig iron, slabs and some high value-added products, such as non-grain oriented steel and pre-painted steel, which more than offset declines in volume of sales of cold-rolled steel and galvanized steel products.

The following table shows a breakdown of our steel segment revenue from external customers, on a consolidated basis after intersegmental eliminations, by our main products for the periods indicated.

	Year ended December 31,					
	2003		2004		Change	
	Amount of revenues	% of steel segment revenues	Amount of revenues	% of steel segment revenues		(%)
	(Amounts in millions of U.S. dollars, except percentages)					
Pig iron	115.7	4.7	267.0	6.1	151.3	130.8
Slabs	593.7	24.2	1,442.0	32.8	848.3	142.9
Hot-rolled steel	507.1	20.7	928.5	21.1	421.4	83.1
Cold-rolled steel	621.7	25.4	851.8	19.4	230.1	37.0
Galvanized steel	149.7	6.1	171.3	3.9	21.6	14.4
Pre-painted steel	134.8	5.5	195.5	4.4	60.7	45.0
Grain oriented steel	85.1	3.5	118.5	2.7	33.4	39.2
Non-grain oriented steel	109.1	4.5	217.0	4.9	107.9	98.9
Other operations(1)	133.3	5.4	208.0	4.7	74.7	56.0
Total steel segment	**2,450.2**	**100.0**	**4,399.6**	**100.0**	**1,949.4**	**79.6**

(1) Comprises sales revenue derived primarily from the sale of by-products, services and other steel products.

A substantial part of our increase in steel segment revenues from external customers in 2004, as compared to 2003, was attributable to an increase in the prices of all our steel products and, to a lesser extent the growth in the volume of sales of our steel products, other than cold-rolled steel and galvanized steel. Our three main products, in terms of sales revenue and volume of sales, in both 2004 and 2003 were slabs, hot-rolled steel and cold-rolled steel. The largest growth, in terms of sales revenue of all our steel segment products in 2004 was attributable to slabs as a result of substantially increased prices in our export markets and growth in the volume of sales. Sales revenue from slabs increased by $848.3 million, or 142.9%, in comparison with 2003, followed by hot-rolled steel and cold-rolled steel, which increased by $421.4 million and $230.1 million, respectively. In addition, we achieved an increase of $151.3 million, or 130.8%, in pig iron sales revenue as a result of increased prices that on average doubled in 2004, as well as growth in sales volumes. Sales revenue from the sales of grain-oriented steel, cold-rolled steel and galvanized steel increased by 39.2%, 37.0% and 14.4%, respectively, in 2004, in comparison with 2003.

The share of our total steel segment sales revenue attributable to slabs increased to 32.8% in 2004 from 24.2% in 2003, reflecting both prices, which increased at a higher rate than the prices of any of our other steel products, and growth in volume of sales. As a result, the aggregate share of total steel segment revenues attributable to high value-added products (hot-rolled steel, cold-rolled steel, electrical and coated steels) dropped

to 56.4% in 2004 from 65.7% in 2003, notwithstanding the aggregate increase in our steel segment sales revenue attributable to coated and electrical steels of $223.6 million, or 46.7%, to $702.3 million in 2004. The increase in coated and electrical steel sales revenue was due to both price increases for those products and the higher volume of sales of pre-painted steel and electrical steel, of which non-grain oriented steel recorded the largest increase in volume of sales of all our steel products.

Total export sales revenue represented 64% of our total sales revenue in 2004, compared to 58% in 2003, as a result of the greater increase of prices of our exported steel products compared to the level of increase of prices in our domestic market. Slabs, which have historically been our major export product as a result of consistent demand in international markets and low volume of sales in Russia, continued to account for the largest share of our exports.

Mining segment

Sales revenue of our mining segment on a consolidated basis grew by 336% to $75.0 million in 2004 from $17.2 million in 2003, representing 1.7% of our consolidated sales revenue in 2004 compared to 0.7% in 2003. This significant increase in sales revenue was due primarily to our acquisition of Stoilensky GOK and an increase in the price of iron ore. On a standalone basis before consolidation, sales revenue of our mining segment increased to $412.3 million in 2004 from $40.3 million in 2003. Intersegmental sales by our mining segment to our steel segment represented 81.8% of total mining segment sales during 2004 compared to 57.3% in 2003.

Other

Sales revenue of our other operations on a consolidated basis grew to $64.1 million in 2004 from $0.6 million in 2003, representing 1.4% of our consolidated sales revenue in 2004, compared to less than 0.1% in 2003. The increase was primarily attributable to the consolidation of our non-wholly owned subsidiary port operator, OJSC TMTP, which was consolidated with effect from July 1, 2004. Sales revenue of our other operations, on a standalone basis before consolidation, was $64.3 million in 2004. In 2003, all sales revenue of our other operations was attributable to external customers. Sales revenue on a standalone basis in 2004 was due primarily to revenues derived by OJSC TMTP from our steel segment.

Cost of sales and gross margin

Our total cost of sales as a percentage of our sales revenue decreased to 47.0% in 2004 from 58.8% in 2003, increasing our gross margin to 53.0%.

The gross margin of our steel segment, on a standalone segmental basis before consolidation, increased to 49.6% in 2004 from 41.0% in 2003. The gross margin of our mining segment, on a standalone segmental basis before consolidation, also increased to 50.4% in 2004 from 12.4% in 2003. The gross margin of our other operations, on a standalone segmental basis before consolidation, was 32.5% in 2004.

The following table shows the gross profit and gross margin for our steel and mining segments and other operations for the periods indicated, in each case on a standalone segmental basis.

	Year ended December 31,					
	2003			2004		
	Steel	Mining	Other(3)	Steel	Mining	Other(3)
	(Amounts in millions of U.S. dollars, except gross margin (%))					
Revenue from external customers(1)	2,450.2	17.2	0.6	4,399.6	75.0	64.1
Intersegmental revenue(2)	1.0	23.1	—	3.4	337.3	0.2
Production cost	(1,291.8)	(33.2)	(0.4)	(2,046.1)	(144.5)	(34.4)
Depreciation and amortization	(155.4)	(2.1)	(0.3)	(174.6)	(60.0)	(9.0)
Gross profit	**1,004.0**	**5.0**	**(0.1)**	**2,182.3**	**207.8**	**20.9**
Gross margin	**41.0**	**12.4**	**(16.7)**	**49.6**	**50.4**	**32.5**

(1) Represents sales to external customers outside of the NLMK group.

(2) Represents sales to customers within the NLMK group. Revenues attributable to these sales are eliminated on consolidation.

(3) Principally comprises our seaport services business and our finance business.

Steel segment

Our steel segment more than doubled its gross profit in 2004, reaching $2,182.3 million, and increased its gross profit margin on a standalone basis to 49.6% in 2004 from 41.0% in 2003. The increase in the gross profit

margin of our steel segment was primarily attributable to the overall rate of increase in the prices of our steel products generally exceeding the rate of increase in the cost of the raw materials that we purchased, as well as to the effect of our costs saving program.

The table below shows the components of our cost of sales of our steel segment for the periods indicated on a standalone segmental basis.

	Year ended December 31,				
	2003		2004		
	Cost of sales of steel segment		Cost of sales of steel segment		Change
		(%)		(%)	(%)
	(Amounts in millions of U.S. dollars, except percentages)				
Iron ore(1)	269.2	18.6	541.6	24.4	101.2
Coal and coke	326.0	22.5	581.7	26.2	78.4
Scrap	126.0	8.7	170.2	7.7	35.1
Alloying elements (including zinc and ferro-alloys)	75.7	5.2	119.3	5.4	57.6
Other materials(2)	123.7	8.5	177.3	8.0	43.3
Payroll costs	144.6	10.0	167.9	7.6	16.1
Depreciation	155.4	10.7	174.6	7.9	12.4
Electricity (external supplies)	83.2	5.8	103.2	4.6	24.0
Gas	44.5	3.2	55.4	2.5	24.5
Other costs	98.9	6.8	129.5	5.7	30.9
Total cost of sales of steel segment	**1,447.2**	**100.0**	**2,220.7**	**100.0**	**53.4**

(1) Figures include purchases from Stoilensky GOK, the principal subsidiary of our mining segment. Following our acquisition of Stoilensky GOK on March 31, 2004, costs incurred by our steel segment attributable to the purchase of iron ore from Stoilensky GOK are included in segmental revenues of our mining segment.

(2) Primarily comprises costs attributable to spare parts and ongoing maintenance.

The cost of sales of our steel segment increased by $773.5 million, or 53.4%, to $2,220.7 million in 2004 from $1,447.2 million in 2003. This increase in cost of sales was primarily attributable to an increase in the prices of the main raw materials that we purchased, including iron ore, coal and scrap. The increased aggregate volume of sales of our steel products in 2004 was the primary factor behind the increase in cost of sales. Purchases of iron ore (primarily supplies of Stoilensky GOK in 2004), coal, scrap, ferro-alloys and other materials represented about 71.7% of our steel segment cost of sales in 2004.

The price of iron ore generally increased throughout 2004, except for a few temporary decreases, and, at the end of 2004, the price was significantly higher, as compared with the end of 2003. However, the acquisition of a controlling interest in Stoilensky GOK in March 2004 largely insulated us, on a consolidated basis, from the impact of the increases in prices of iron ore during that period, since substantially all costs incurred by our steel segment attributable to the purchase of iron ore from Stoilensky GOK were recorded as segmental revenues of our mining segment. See "— Intersegmental Sales and Vertical Integration" above.

The prices of all the other raw materials and energy increased in 2004 from 2003, with the prices of coke and ferro-alloys rising at the highest rates during 2004 of all of our raw materials after iron ore.

Payroll costs increased by approximately 16.1% in 2004, primarily as a result of the indexation of personnel salaries. The depreciation expense of our steel segment increased from $155.4 million in 2003 to $174.6 million in 2004, primarily due to the replacement of plant equipment under our technical upgrading program.

Mining segment

The acquisition of Stoilensky GOK allowed us to become self-sufficient in iron ore concentrate and to reduce our exposure to the significant increases in iron ore prices in 2004. On a standalone basis before consolidation, our mining segment increased its gross profit from $5.0 million in 2003 to $207.8 million in 2004, and increased its gross margin to 50.4% in 2004 from 12.4% in 2003, primarily due to our acquisition of Stoilensky GOK, following our consolidation of this entity from April 1, 2004.

The depletion and depreciation of our mining segment assets in 2004 was primarily attributable to depreciation of our licenses to develop mineral deposits.

The following table shows, for 2004, a cost of sales breakdown for our principal mining subsidiary, Stoilensky GOK, and total costs of sales of our other mining subsidiaries.

	Cost of sales[1]	
		(%)
	(Amounts in millions of U.S. dollars, except percentages)	
Raw materials	36.4	22.8
Payroll costs	25.7	16.1
Depletion and depreciation, including mineral rights	56.2	35.3
Electricity	27.2	17.1
Fuel	4.8	3.0
Other costs	9.1	5.7
Total cost of sales of Stoilensky GOK[2]	**159.4**	**100.0**
Cost of sales of other mining subsidiaries	45.1	
Total cost of sales of mining segment	**204.5**	

(1) Costs attributable to repair and maintenance have been included, to the extent applicable, in the relevant cost items in the above table.

(2) For the nine months, commencing April 1, 2004, after our acquisition of a controlling interest on March 31, 2004.

Selling, general and administrative expenses

Our total selling, general and administrative expenses increased by $48.8 million, or 36.3%, to $183.4 million in 2004 from $134.6 million in 2003.

The following table shows a breakdown of selling, general and administrative expenses for the periods indicated.

	Year ended December 31,		
	2003	2004	Change (%)
	(Amounts in millions of U.S. dollars, except percentages)		
General and administrative expenses	69.5	92.5	33.1
Selling expenses	40.8	57.8	41.7
Taxes other than income tax	24.3	33.1	36.2
Total selling, general and administrative expenses	**134.6**	**183.4**	**36.3**

General and administrative expenses increased by $23.0 million, or 33.1%, to $92.5 million in 2004 from $69.5 million in 2003, primarily due to general and administrative expenses in newly acquired subsidiaries (Stoilensky GOK and OJSC TMTP) and the payment of special bonus awards to employees of our steel segment.

Selling expenses increased by $17.0 million, or 41.7%, to $57.8 million in 2004 from $40.8 million in 2003, primarily attributable to the increase in trade tariffs and transport expenses of new subsidiaries. As we sold the majority of our products in 2004 and 2003 on Free Carrier, or FCA, terms, there was generally no direct correlation between our transportation tariffs and our sales costs during those periods.

Taxes other than income tax increased by $8.8 million, or 36.2%, to $33.1 million in 2004 from $24.3 million in 2003, primarily due to property tax on increased property plant and equipment, largely in connection with our technical upgrading program, and tax expenses of our newly acquired subsidiaries, Stoilensky GOK and OJSC TMTP.

As a percentage of sales revenue, selling, general and administrative expenses decreased to 4.0% in 2004, compared to 5.5% of sales revenue in 2003.

Loss on disposals of property, plant and equipment

Loss on disposals of property, plant and equipment was $12.2 million in 2004, compared to $8.0 million in 2003, an increase of 52.5%. Loss on disposals of property, plant and equipment in 2004 primarily consisted of the write-off of obsolete equipment in our main production facilities as we continued our technical upgrading program.

Gain/(loss) on investments

Gain/(loss) on investments was a $165.2 million gain in 2004, compared to a $12.1 million gain in 2003. The gain on investments in 2004 was primarily attributable to gains from investments by our subsidiary bank, OJSC Lipetskcombank, in debt and equity securities. OJSC Lipetskcombank liquidated substantially all of those investments by the end of 2004.

Interest income

Interest income increased by $16.4 million, or 48.8%, to $50.0 million in 2004 from $33.6 million in 2003, principally as a result of the higher amount of funds that we placed in interest-bearing deposit accounts, and an increase in interest income of our subsidiary bank, OJSC Lipetskcombank, as a result of the growth of its loan portfolio.

Interest expense

Interest expense was $12.3 million in 2004, compared to $7.3 million in 2003. Interest expense in 2004 and 2003 was primarily attributable to interest expenses of our subsidiary bank, OJSC Lipetskcombank, and interest expenses on a capital lease.

Foreign currency exchange loss, net

Foreign currency exchange loss, net decreased to $39.1 million in 2004, compared to $43.0 million in 2003. Our foreign currency exchange loss, net for both years primarily resulted from losses generated on cash, cash equivalents and accounts receivable denominated in U.S. dollars due to the depreciation of the value of the U.S. dollar against our functional currency, the ruble, which more than offset gains in euro amounts resulting from the appreciation of the euro against the ruble. In 2004, the U.S. dollar depreciated at a slower rate against the ruble than in 2003.

Other income/(expense), net

Other expense, net in 2004 was $10.5 million, primarily comprising social expenses, including the provision of social services in Lipetsk and contributions made to a charity fund. Other income, net of $12.0 million in 2003 primarily comprised a gain of $21.0 million that we recorded as a result of the early repayment to us by an entity controlled by our controlling shareholder of a long-term interest free loan given in 2002, for which we had recorded a loss in 2003 arising from interest imputed on that loan in accordance with U.S. GAAP treatment of interest free loans. See "Transactions with Related Parties". This gain offset expenses incurred in the provision of social services in Lipetsk.

Income tax

Our income tax expense in 2004 was $572.2 million, compared to $223.0 million in 2003. Our effective tax rate for 2004 was 24.2%, compared to 25.3% for 2003. Our effective tax rate, exclusive of the effects of deferred taxes, for these periods was 25.7% and 26.8%, respectively.

We recorded an increased deferred tax income benefit in 2004, which was attributable primarily to our acquisition of Stoilensky GOK and OJSC TMTP in 2004. We incurred a significant deferred tax liability on property, plant and equipment in respect of these acquisitions due to the difference between the U.S. GAAP carrying value of the net assets of those companies, determined at fair value upon the date of acquisition, and the tax carrying value of those net assets. The differences were subsequently reduced, resulting in deferred income tax benefit.

Minority interest

Minority interest in income of subsidiaries amounted to $19.3 million in 2004, compared to minority interest in income of subsidiaries of $2.2 million in 2003. The increase in minority interest in income of subsidiaries in 2004 was primarily attributable to the share of minority shareholders in the net income of KMA Ruda and OJSC Lipetskcombank, accounting for $9.0 million and $1.8 million, respectively, and in the net income of two subsidiaries that we acquired in 2004, Stoilensky GOK and OJSC TMTP, each accounting for $3.9 million.

Net income

For the reasons set forth above, net income increased by $1,116.0 million, or 170.0%, to $1,772.5 million in 2004 from $656.5 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales revenue

Total sales revenue increased by 44.2% to $2,468.0 million in 2003 from $1,711.7 million in 2002.

Sales of our steel segment on a consolidated basis grew by 44.8% to $2,450.2 million in 2003 from $1,692.6 million in 2002, representing 99.3% of our total consolidated sales in 2003, compared to 98.9% in 2002.

The increase in steel segment sales revenue in 2003 primarily reflected higher average realized prices for all our steel products and increased volumes of sales for pig iron, slabs and a number of high value-added products, most notably non-grain oriented steel, which more than offset the decreased volume of sales of hot-rolled steel.

The following table shows a breakdown of our steel segment revenue from external customers, on a consolidated basis after intersegmental eliminations, by our main products for the periods indicated.

	Year ended December 31,				Change	
	2002		2003			
	Amount of revenues	% of steel segment revenues	Amount of revenues	% of steel segment revenues		(%)
	(Amounts in millions of U.S. dollars, except percentages)					
Pig iron	59.3	3.5	115.7	4.7	56.4	95.1
Slabs	447.0	26.4	593.7	24.2	146.7	32.8
Hot-rolled steel	365.3	21.6	507.1	20.7	141.8	38.8
Cold-rolled steel	408.1	24.1	621.7	25.4	213.6	52.3
Galvanized steel	119.6	7.1	149.7	6.1	30.1	25.2
Pre-painted steel	102.6	6.1	134.8	5.5	32.2	31.4
Grain oriented steel	71.6	4.2	85.1	3.5	13.5	18.9
Non-grain oriented steel	46.5	2.7	109.1	4.5	62.6	134.6
Other operations(1)	72.6	4.3	133.3	5.4	60.7	83.6
Total steel segment	**1,692.6**	**100.0**	**2,450.2**	**100.0**	**757.6**	**44.8**

(1) Comprises sales revenue derived primarily from the sale of by-products, services and other steel products.

The increase in our steel segment sales revenue from external customers in 2003, as compared with 2002, was largely attributable to the increase in the prices of our steel products and, to a lesser extent, the growth in the volume of sales of our steel products. Our three main products, in terms of sales revenue and volume of sales, in both 2004 and 2003 were slabs, hot-rolled steel and cold-rolled steel. The largest growth, in terms of sales revenue, of all our steel products in 2003 was attributable to cold-rolled steel. Sales revenue from cold-rolled steel increased by $213.6 million, or 52.3%, from 2002, followed by slabs, which increased by $146.7 million, or 32.8%, and hot-rolled steel, which increased by $141.8 million, or 38.8%. Although all our steel products benefited from increased prices in 2003, the increase of sales revenue attributable to our other steel products varied from 18.9% for grain oriented steel to 134.6% for non-grain oriented steel.

Sales of high value-added products, including hot-rolled steel, cold-rolled steel, coated steel and electrical steel, represented nearly 66% of our steel segment sales revenue in both 2003 and 2002. Sales of coated and electrical steels increased, in aggregate, by 40.7% to $478.7 million in 2003 from $340.3 million in 2002, representing approximately 20% of our total steel segment sales revenue in 2003.

The largest increase in the price of our products was in the price of pig iron and hot-rolled steel, each of which increased by approximately 46% in 2003, compared to 2002. The largest increase in volume of sales was in the volume of sales of non-grain oriented steel, which increased by approximately 75% in 2003 from 2002.

Total export sales revenue represented 58% of our total sales revenue in 2003, compared to 61% in 2002, primarily as a result of the increase of prices and demand for our steel products in our domestic market, and the decline in the value of the U.S. dollar. As a result of growing domestic demand and in order to take advantage of increased prices in the domestic market, we increased our volume of domestic sales of our steel products in 2003, compared to 2002. Our volume of export sales of our steel products also increased in 2003 and slabs continued to account for the largest share. As a result of higher domestic prices for cold-rolled and galvanized steel, we reduced our volume of export sales of those products in 2003 in order to increase sales to domestic consumers.

Cost of sales and gross margin

Cost of sales increased by $354.7 million, or 32.4%, to $1,451.1 million in 2003 from $1,096.4 million in 2002. The increase in our cost of sales was primarily attributable to an increase in the prices of the raw materials that we purchased, an increase in our production of high value-added products, an increase in gas prices and an increase in the amount of energy that we purchased from external providers as a result of our overall increase in the volume of production.

Cost of sales as a percentage of sales revenue decreased to 58.8% in 2003 from 64.1% in 2002, which resulted in our gross profit margin increasing to 41.2%. This improvement in gross profit margin was primarily attributable to the rate of increase in the price of our steel products exceeding the rate of the increase in the cost of the raw materials that we purchased. As a result of the higher prices and higher production volumes of our steel products, the consolidated gross profit of our steel segment increased to $1,004.0 million in 2003 from $605.9 million in 2002.

The prices of iron ore generally increased throughout 2003, particularly in the second half of the year. The prices of scrap metal in 2003 were consistently higher than in 2002, although these prices were subject to significant fluctuations in 2003 as price increases in the first and third quarters of that year were followed by price decreases in the second and fourth quarters.

Depreciation expense of our steel segment increased to $155.4 million in 2003 from $142.9 million in 2002, primarily due to replacement of plant under our technical upgrading program.

Selling, general and administrative expenses

Our total selling, general and administrative expenses increased by $31.2 million, or 30.2%, to $134.6 million in 2003 from $103.4 million in 2002.

The following table shows a breakdown of selling, general and administrative expenses for the periods indicated.

	Year ended December 31,		
	2002	2003	Change (%)
	(Amounts in millions of U.S. dollars, except percentages)		
General and administrative expenses	37.7	69.5	84.4
Selling expenses	32.1	40.8	27.1
Taxes other than income tax	33.6	24.3	(27.7)
Total selling, general and administrative expenses	**103.4**	**134.6**	**30.2**

General and administrative expenses increased by $31.8 million, or 84.4%, to $69.5 million in 2003 from $37.7 million in 2002, primarily due to an increase in the salaries resulting from indexations, the payment of special bonus awards to employees of NLMK and an increase in insurance expenses.

Selling expenses increased by $8.7 million, or 27.1%, to $40.8 million in 2003 from $32.1 million in 2002, primarily attributable to the increase in trade tariffs and higher transportation costs as a result of a significant increase in sales by NLMK-DV, our trading branch in the Far East of Russia (resulting in increased internal transportation costs to that branch).

Taxes, other than income tax, decreased by $9.3 million, or 27.7%, to $24.3 million in 2003 from $33.6 million in 2002, primarily due to the revocation of road tax, which was previously calculated as 1% of sales revenue.

As a percentage of sales revenue, selling, general and administrative expenses decreased to 5.5% in 2003, compared to 6.0% of sales revenue in 2002.

Loss on disposals of property, plant and equipment

Loss on disposals of property, plant and equipment was $8.0 million in 2003, compared to $8.9 million in 2002, which represented a decrease of 10.1%. Loss on disposals of property, plant and equipment in 2003 and 2002 primarily consisted of the write-off of obsolete equipment in our main production facilities.

Gain/(loss) on investments

Gain/(loss) on investments was a $12.1 million gain in 2003, compared to a $2.7 million loss in 2002. The gain on investments in 2003 was primarily attributable to gains from investments by our subsidiary bank, OJSC Lipetskcombank, in debt and equity securities. The loss on investments in 2002 was primarily attributable to an accrued loss of $1.7 million on our investment in OJSC Kuzbassugol.

Interest income

Interest income increased by $19.4 million, or 136.6%, to $33.6 million in 2003 from $14.2 million in 2002, as a result of the higher amount of funds that we placed in interest-bearing deposit accounts.

Interest expense

Interest expense was $7.3 million in 2003, compared to $3.4 million in 2002. The increase in interest expense in 2003 was primarily attributable to the increased portfolio of deposits of our subsidiary bank, OJSC Lipetskcombank, and an increase in capital lease volumes.

Foreign currency exchange loss, net

Foreign currency exchange loss, net was $43.0 million in 2003, compared to $18.2 million in 2002. Our foreign currency exchange loss, net for both years primarily resulted from losses generated on cash, cash equivalents and accounts receivable denominated in U.S. dollars due to the depreciation of the value of the U.S. dollar against our functional currency, the ruble, which more than offset gains in euro-denominated amounts resulting from the appreciation of the euro against the ruble.

Other income/(expense), net

Other income, net in 2003 was $12.0 million, compared with other expense, net of $26.0 million in 2002. Other income (expense), net in 2003 and 2002 includes a gain of $21.0 million and a loss of $20.5 million, respectively, on a long-term interest free loan given in 2002. The loss on the loan was due to imputed interest calculated at the date of origination of the loan in accordance with the requirements under U.S. GAAP for accounting for an interest-free loan. In 2003, the loan was repaid and the gain on early repayment was recognized. See "Transactions with Related Parties". Other expenses also includes expenses related to the provision of social services in Lipetsk in both years.

Income tax

Our income tax expense in 2003 was $223.0 million, compared to $129.7 million in 2002. Our effective tax rate for 2003 was 25.3%, compared to 27.7% for 2002. Our effective tax rates, exclusive of the effects of deferred taxes, for these periods were 26.8% and 28.7%, respectively.

Prior to January 1, 2003, the Russian economy was considered hyperinflationary. In accordance with U.S. GAAP, our functional currency was the same as our reporting currency. The Russian economy ceased to be considered hyperinflationary as at January 1, 2003, resulting in a change in our functional currency to the Russian ruble. As a result of this change in our functional currency, we recorded a significant deferred tax liability directly in stockholders' equity. The reduction of this liability resulted in increased deferred income tax benefit, which has been recorded in our statement of income from 2003.

Minority interest

Minority interest in income of subsidiaries was $2.2 million in 2003, compared to minority interest in loss of subsidiaries of $1.2 million in 2002. Minority interest in income of subsidiaries in 2003 was primarily attributable to the share of minority shareholders in the net income of OJSC Lipetskcombank of $1.3 million and KMA Ruda of $0.6 million. Minority interest in loss of subsidiaries in 2002 was primarily attributable to the share of minority shareholders in the net losses of OJSC Lipetskcombank and KMA Ruda.

Net income

For the reasons set forth above, net income increased by $318.1 million, or 94.0%, to $656.5 million in 2003 from $338.4 million in 2002.

Liquidity and Capital Resources

Historically, our major source of cash has been cash provided by operating activities, and we expect that this will continue to be our principal source of cash in the near future. As at September 30, 2005, we had cash and cash equivalents of $1,932.7 million and total debt of $19.9 million. See "— Liquidity".

Capital requirements

Our principal financing requirements have been, and continue to be, to finance production of steel and steel products and our mining operations, and to fund the following major activities:

- Capital expenditures, including the purchase of equipment and modernization of facilities in connection with our technical upgrading program; and
- Acquisitions.

We also declared and paid substantial amounts of dividends during 2003, 2004 and the first nine months of 2005.

Historically, funding of our capital requirements has come from cash flows from our operating activities. We intend to continue to fund our capital expenditures primarily from these cash flows, as well as, if necessary, external sources of financing.

Capital expenditures

Our business is heavily dependent on plant and machinery for the production of steel and steel products and mining. Investments to maintain, expand and increase the efficiency of production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. In 2000, we embarked on a significant technical upgrading program for our steel segment, which was designed to increase the efficiency of our production process by reducing unit costs, increase the quality of our products, increase the production of high value-added products, reduce energy consumption and expand our own energy generation capacity, expand our product range and improve environmental protection and safety conditions. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program and, from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program. During the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program, and expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program. Capital expenditures in the first nine months of 2005 included capital expenditures of $64 million in Stoilensky GOK, of which we estimate $29 million was allocated to expansion and upgrading, and, in the fourth quarter of 2005, we expect to invest a total of approximately $15 million in Stoilensky GOK, of which we estimate $13 million will be allocated to expansion and upgrading.

In 2006, we will commence the second phase of our technical upgrading program, focusing on achieving continued improvements in the efficiency and quality of our operations. We currently estimate that the total cost of the second phase of the program will be approximately $2,700 million, which we currently plan to allocate among our steel production operations ($1,640 million), Stoilensky GOK ($570 million), the Zhernovskoe-1 coal deposit ($430 million) and OJSC TMTP ($60 million). See "Business — Technical Upgrading Program" for details of our capital expenditure program for our steel segment and "Business — Raw Materials and Energy" for details of our capital expenditure program for our mining segment. These plans are still under formulation, however, and it is possible that our actual expenditures will differ, perhaps to a significant extent, from these estimates. Failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop high value-added products.

Recent acquisitions

Our two significant acquisitions in 2004 were our acquisition of controlling interests in Stoilensky GOK and OJSC TMTP. We acquired an approximately 96.5% stake in Stoilensky GOK in a series of transactions for a total of $659.3 million. In addition to our initial 0.5% stake in Stoilensky GOK, a 90.9% stake was acquired by our controlling shareholder for $598.7 million and later transferred to us. We paid to our controlling shareholder a total of $636.5 million for those interests. Subsequently, we acquired an additional 5.6% interest in Stoilensky

GOK from minority shareholders for $22.8 million. The fair value of the mineral rights, property, plant and equipment and goodwill acquired in our acquisition of Stoilensky GOK was $486.9 million, $223.3 million and $95.5 million, respectively. See Note 21(c) to the consolidated financial statements for 2004 included elsewhere in this prospectus for more information on this acquisition. We acquired our controlling interest in OJSC TMTP for $189 million and the fair value of the property, plant and equipment and goodwill acquired in our acquisition of OJSC TMTP was $95.5 million and $78.2 million, respectively. See Note 21(c) to the audited consolidated financial statements for 2004 included elsewhere in this prospectus for more information on this acquisition. In August 2005, we acquired at auction for $38.4 million a license for the exploration and development of the Zhernovskoe-1 coal deposit. We continue to consider acquisitions that will help us achieve further vertical integration, better access to attractive steel markets, principally on a regional basis, and further develop our downstream capabilities and balance our production portfolio. See "— Acquisitions and Disposals".

Cash flows

The table below sets forth our summarized cash flows for the periods indicated:

	Year ended December 31,			Nine months ended September 30,	
	2002	2003	2004	2004	2005
	(Amounts in millions of U.S. dollars)				
Net income	**338.4**	**656.5**	**1,772.5**	**1,294.6**	**1,045.8**
Non-cash adjustments added-back	171.5	123.0	76.1	41.4	260.5
Changes in operating assets and liabilities	(12.5)	(111.2)	(179.3)	(399.0)	(124.0)
Net cash provided by operating activities	**497.4**	**668.3**	**1,669.3**	**937.0**	**1,182.3**
Net cash used in investing activities	**(221.8)**	**(409.1)**	**(98.3)**	**(318.7)**	**(391.1)**
Net cash provided by (used in) financing activities	**(81.2)**	**41.1**	**(1,025.7)**	**(662.1)**	**(163.8)**
Net increase/(decrease) in cash and cash equivalents	**194.4**	**300.3**	**545.3**	**(43.8)**	**627.4**

Operating activities

Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, amortization and other items, and the effect of changes in working capital. Net cash provided by operating activities increased by $245.3 million or 26.2% to $1,182.3 million for the nine months ended September 30, 2005 from $937.0 million for the corresponding period of 2004, primarily as a result of the impact of non-cash items and changes in working capital, which offset the decrease in our net income for the nine months ended September 30, 2005 compared to the corresponding period of 2004.

Net cash provided by operating activities was $497.4 million, $668.3 million and $1,669.3 million in the years ended December 31, 2002, 2003 and 2004, respectively. The increase in net cash provided by operating activities during these periods was primarily due to increased profitability of our business.

Changes in working capital items from period to period, including as a result of external factors, have had and will continue to have a significant effect on cash provided by operating activities. For example, increasing prices of purchased raw materials or the threat of disruption to the supply of those raw materials may warrant maintaining higher inventory levels in order to hedge against further price increases. Deteriorating economic conditions may result in delayed collections of accounts receivable and vendors may require more prompt payments as a condition of doing business with us. However, we have begun to mitigate this risk through the acquisition of our own supplies of raw materials, including, for example, through the acquisition of Stoilensky GOK. The increasing size of our business has required and will continue to require higher levels of working capital.

Investing activities

Net cash used in investing activities was $391.1 million for the nine months ended September 30, 2005 and was primarily attributable to net purchases and construction of property, plant and equipment of $411.9 million, partially offset by net proceeds from sales of investments of $23.9 million. Net cash used in investing activities for the nine months ended September 30, 2004 was $318.7 million and was primarily attributable to cash used in acquisitions of subsidiaries of $151.1 million, and purchases and construction of property, plant and equipment of $164.8 million.

Net cash used in investing activities for the year ended December 31, 2004 was $98.3 million and was primarily attributable to net cash used for purchases and construction of property, plant and equipment of $261.1 million and cash used in acquisitions of subsidiaries of $173.8 million, partially offset by net proceeds from sales of investments of $333.3 million. Net cash used in investing activities for the year ended December 31, 2003 was $409.1 million and was primarily attributable to net cash used for purchases and construction of property, plant and equipment of $223.6 million and net purchases of investments of $169.9 million. Net cash used in investing activities for the year ended December 31, 2002 was $221.8 million and was primarily attributable to net cash used for purchases and construction of property, plant and equipment of $152.8 million and loans given, net of loan repayments of $71.0 million. See "— Capital Requirements — Capital Expenditures".

Financing activities

Net cash used in financing activities for the nine months ended September 30, 2005 of $163.8 million was due to payment of dividends of $174.6 million, offset by net proceeds from borrowings of $10.8 million. Net cash used in financing activities for the nine months ended September 30, 2004 of $662.1 million was primarily attributable to the payments made to our controlling shareholder for common control transfer of interests in Stoilensky GOK of $509.0 million, payment of dividends of $122.3 million, repayments of borrowings of $21.3 million and capital lease payments of $9.5 million.

Net cash used in financing activities during the year ended December 31, 2004 of $1,025.7 million was due to $632.4 million in payments to our controlling shareholder for common control transfer of interests in subsidiaries, including Stoilensky GOK, $332.8 million dividend payment, repayments of borrowings of $19.6 million and capital lease payments of $40.8 million. Net cash provided by financing activities during the year ended December 31, 2003 of $41.1 million was primarily due to proceeds from repayment of loan by controlling shareholder of $71.4 million and proceeds from controlling shareholder for sale of investments of $38.1 million, partially offset by payment of dividends of $61.7 million. Net cash used in financing activities during the year ended December 31, 2002 of $81.2 million was primarily due to net repayment of borrowings of $84.3 million. See "—Capital Requirements—Recent acquisitions".

Dividends

During 2003, 2004 and the nine months ended September 30, 2005, we declared a substantial amount of dividends. During the nine months ended September 30, 2005, we declared dividends of RUR 1.8 per share, in a total amount of $382.3 million which, excluding an insignificant amount of unclaimed dividends, was paid by August 2005. During the year ended December 31, 2004 and 2003 we declared a dividend of RUR0.6045 per share in a total amount of $338.9 million and RUR 312.5 per share in a total amount of $61.7 million, respectively. No dividends on the common shares were declared in 2002.

Our dividend policy, which was approved by our shareholders on June 25, 2004, targets dividend payments of 25% of our annual net income and provides for a minimum annual dividend payment of at least 15% of our annual net income, as determined under U.S. GAAP. The amount of any dividend payment for any particular period is subject to the recommendation of the Board of Directors and approval by our shareholders and restrictions under Russian law. See "Dividend Policy" and "Description of Share Capital and Certain Requirements of Russian Legislation — Description of Share Capital — Dividends".

Liquidity

Historically, we have relied on cash from our operating activities as our main sources of liquidity.

We had cash and cash equivalents of $1,932.7 million at September 30, 2005. Of this amount, time deposits were $1,661.1 million, of which $923.6 million was held in U.S. dollars, $496.3 million was held in euros and $241.2 million was held in rubles. A majority of our cash and cash equivalents are held in several major Russian banks, including our subsidiary bank and Russian subsidiaries of foreign banks.

As of September 30, 2005, we had total debt of $19.9 million. Our subsidiary bank has credit lines available to it, although no material amounts were drawn under those lines as at September 30, 2005. We have no other credit lines available to us at present.

We believe that our cash flows from operations, combined with our cash on hand, will be adequate to satisfy our working capital requirements and capital expenditures currently in progress. Future requirements for our business needs, including those in order to implement the second phase of our technical upgrading program from

2006 through 2010, the funding of acquisitions and additional capital expenditures, and any amounts that may ultimately be paid in connection with contingencies, are expected to be financed by a combination of cash flows generated by our operating activities and cash on hand, as well as, if necessary, external sources of financing. However, our business may not generate sufficient operating cash flow and external source of financing may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. Moreover, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, our credit rating and the Russian government's policies regarding ruble and foreign currency borrowings. See "Risk Factors — Risks Relating to Our Business and Industry — Russian currency control regulations may hinder our ability to conduct our business".

Our view with respect to liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include our performance (as measured by various factors, including cash provided from operating activities), levels of inventories and accounts receivable, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, the level of our outstanding debt and credit ratings by rating agencies.

Other than as described above and elsewhere in this prospectus, no significant change has occurred to our liquidity since September 30, 2005.

The following table shows some of our liquidity ratios for the periods indicated.

Ratio	As of and for the year ended December 31, 2002	2003	2004	As of and for the nine months ended September 30, 2005
Quick ratio(1)	4.2	4.8	3.9	3.8
Inventory days(2)	75	72	75	86
Trade receivable days(3)	34	30	24	29

(1) Quick ratio is calculated as period end balances of current assets, excluding restricted cash and inventory, divided by current liabilities as of December 31 and September 30 of the relevant period.

(2) Inventory days are calculated as simple average of inventory balances as of December 31 and September 30 of the relevant period, as applicable, divided by production cost and multiplied by 365 for the annual periods and by 273 for the nine-month periods, as applicable.

(3) Trade receivable days are calculated as simple average of trade receivable balances as of December 31 and September 30 of the relevant period, as applicable, divided by sales revenue, multiplied by 365 for the annual periods and by 273 for the nine-month periods, as applicable.

Our quick ratio increased between 2002 and 2003, reflecting the significant increase in current assets due to cash flows generated from operating activities. The decline in the quick ratio from 2003 to 2004 resulted primarily from the use of cash in acquisitions, including Stoilensky GOK, as well as an increase in advances received from domestic customers in line with the increase in domestic sales, while an increase in the balance due from export wholesale traders was partly mitigated by improved turnover of trade receivables. Our quick ratio as of September 30, 2005 declined primarily due to increase in dividend payable in the current liabilities balance at September 30, 2005.

The increase in inventory days for the first nine months ended September 30, 2005 was due to the increase in prices of raw materials during 2004. Generally, we maintain relatively low levels of inventories of raw materials. Since the acquisition of Stoilensky GOK in 2004, we have reduced our iron ore concentrate inventories and we typically maintain a stock of up to nine days' supplies. Generally, we maintain a stock of 23 to 25 days' supply of coal, a period which is approximately equal to the time required to transport coal to our production unit in Lipetsk from our coal suppliers in Siberia, and we maintain one to three days' supply of coke. We typically maintain a stock of 6 days' supply of pellets in the summer period and 33 days' supply in the winter period. We typically maintain 24 days' supply of scrap in the summer period and 31 days' in the winter period. There have been no material changes to our inventory levels in the first nine months of 2005 and we do not currently expect any material changes in these levels in the fourth quarter of 2005 other than these adjustments for summer and winter periods. The gradual improvement in trade receivable days during the years ended December 31, 2002, 2003 and 2004 primarily reflected the transition of domestic customers to prepayment terms, as well as an

increase in domestic sales. The shortening of trade receivable days in 2004 also reflected improved collectibility, as well as significant payments made by the international wholesale traders to whom we sell our products before the year end to avoid cash transfer delays due to the extended New Year holidays that were introduced in Russia in December 2004. This increase in payments before year-end resulted in a lower trade receivable balance at December 31, 2004. Trade receivable days returned to a more normal level at September 30, 2005.

We seek to minimize inventory levels of spare parts for our plant and equipment and our steel products.

Off-balance Sheet Arrangements

We do not currently have off-balance sheet arrangements as defined by US GAAP, other than financial guarantees of $0.6 million issued by our subsidiary bank, OJSC Lipetskcombank as of September 30, 2005. The definition of "off-balance sheet arrangement" includes any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we, whether or not a party to the arrangement, have, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability arising out of a variable interest in an unconsolidated entity that is held by and material to us, where such entity provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or research and development services with us, to the extent that it is not fully reflected in the financial statements.

Contractual Obligations and Commercial Commitments

As at September 30, 2005, we had total capital commitments of $329.8 million related to contracts for equipment supply and construction works. We do not currently rely on long-term debt financing in our core operations. Our total long-term indebtedness of $14.7 million and customer deposits of $32.3 million at September 30, 2005 represent long-term obligations of our non-core subsidiaries, including bank OJSC Lipetskcombank.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions of conditions. Management believes that the following are the most significant judgments and estimates used in the preparation of the financial statements.

Valuation of property, plant and equipment

According to U.S. GAAP, our property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable U.S. GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which we considered as the best basis for the recognition and depreciation of such items. The appraiser provided U.S. dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which we have recorded as our property, plant and equipment balance as of January 1, 2000. As at September 30, 2005, December 31, 2004, 2003 and 2002, the net book value of these items amounted to 22%, 28%, 49% and 65% of total net book value of property, plant and equipment, respectively.

Accounting for business combinations

In the past, we have completed significant business combination transactions and expect to do so in the future to meet our strategic objectives. We accounted for all combinations using the purchase method of accounting.

The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

Goodwill represents the excess of the purchase price over the fair value of the acquired underlying identifiable net assets resulting from business acquisitions and is originally stated at cost. At the acquisition date, goodwill is allocated to the reporting units to which it relates. Annually, or earlier if conditions indicate an earlier review is necessary, the carrying value of the reporting unit is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, goodwill is impaired, and will be written down in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

Negative goodwill represents the excess of the fair value of the acquired identifiable net assets over the purchase price of the acquisition. Negative goodwill was allocated to the acquired non-current assets, except for deferred taxes and long-term investments in marketable securities, if any, until they were reduced to zero.

Deferred income tax

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted. We provide valuation allowances for deferred tax assets for which we do not consider realization of such assets to be more likely than not.

Prior to January 1, 2003, when the Russian economy was deemed to be hyperinflationary and as a result of remeasuring our financial statements, we did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52, Foreign Currency Translation, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates and indexing for tax purposes. This treatment was in accordance with the requirements of SFAS 109, Accounting for Income Taxes.

The deferred tax effect associated with the temporary differences that arose from the change in our functional currency (from the U.S. dollar to the ruble) when the Russian economy ceased to be considered hyper-inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income in the stockholders' equity on January 1, 2003.

New Accounting Pronouncements

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005. We believe that the adoption of this interpretation in 2005 will not have a material impact on our consolidated financial statements.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005. We cannot estimate the effect that this standard will have relative to the future adoption of any accounting standards that will be applied retroactively.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities ("FIN 46"), which revised Interpretation No. 46, issued on January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains and losses from changes in the value of the variable interest entity's assets and liabilities.

Variable interests may arise from financial instruments, service contracts and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

We adopted the Interpretation in 2004. The adoption of FIN46 had no material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of market risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates, commodity prices and equity prices.

We have not historically entered into hedge transactions to manage the risks specified above.

We have not historically held or issued derivative financial instruments for trading purposes.

Foreign currency exchange rate risk

Our functional currency is the Russian ruble and our reporting currency is the U.S. dollar.

Our exports in monetary terms in the nine months ended September 30, 2005 were 58% of our total sales, compared to 64%, 58% and 61% in 2004, 2003 and 2002, respectively. We rely on export sales to generate foreign currency earnings. As we export a significant portion of our production, we are exposed to foreign currency risk as well as global economic and political risks.

Due to our foreign currency denominated assets and liabilities, we are subject to the risk arising from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The following table sets forth our net foreign currency position as at December 31, 2004.

	U.S. dollar	Euro	Other currencies
	(amounts in millions of U.S. dollars)		
Cash and cash equivalents	710.5	312.2	—
Accounts receivable	233.1	115.1	—
Other current assets	15.6	—	—
Investments	19.3	—	—
Other non-current assets	17.6	—	—
Accounts payable and other liabilities	(70.4)	(20.2)	(1.9)
Other long-term liabilities	(1.0)	—	—

Prior to January 1, 2003, the Russian economy was considered hyperinflationary for financial reporting purposes. In accordance with SFAS No. 52's requirements applicable to hyperinflationary market economies, monetary assets and liabilities originally denominated in U.S. dollars were stated at their original U.S. dollar amounts. Monetary assets and liabilities denominated in other currencies were translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities, which were denominated in currencies other than U.S. dollars, were translated into U.S. dollars at the exchange rates in effect as at the date of the transaction. Income and expenses, which were earned or incurred in currencies other than U.S. dollars, were translated into U.S. dollars using a basis that approximates the rate of exchange prevailing at the date of the transaction. Gains and losses arising from the translation of assets and liabilities into U.S. dollars were reflected in the consolidated statement of income as foreign currency exchange gains and losses.

The Russian economy ceased to be considered hyperinflationary for financial reporting purposes as of January 1, 2003. At January 1, 2003, our monetary and non-monetary assets and liabilities as well as the related stockholders' equity balance were translated into rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for us. For periods subsequent to January 1, 2003, the functional currency of the consolidated financial statements (rubles) are translated into the reporting currency (U.S. dollars), utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52, Foreign Currency Translation. As a result of these translation procedures, a cumulative translation adjustment of $214.6 million and $171.5 million as at December 31, 2004 and 2003, respectively, which accounts for such translation gains and losses, was recorded directly in stockholders' equity. No cumulative translation adjustment was recorded for the period during which the Russian economy was considered hyperinflationary.

The ruble is generally not convertible outside Russia and, as a result, our ability to hedge against devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and the payment in foreign currencies are allowed.

Interest rate risk

We currently have no material outstanding borrowings or long-term debt obligations (other than with respect to the activities of our non-core subsidiaries, including OJSC Lipetskcombank). Therefore, our direct exposure to interest rate risk is limited to the cash amounts which we invest from time to time in interest bearing deposit accounts and other interest bearing investments. Income from these investments is currently not material to our results of operations. However, we may in the future incur significant debt obligations and become more exposed to interest rate fluctuations, in particular to fund our acquisitions or capital expenditure requirements. See "— Liquidity" above.

Commodity price risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke, iron ore and other products.

We do not use commodity derivatives or long-term sales or supply agreements to manage our commodity price risks. The prices of our products under our sales contracts are typically determined on a monthly basis although, in relation to certain products, we may agree to fix prices for periods of three to five months.

Equity price risk

In 2003 and 2004, we invested some of our funds through our subsidiary bank, OJSC Lipetskcombank. The funds were invested in debt and equity securities. These investments were, therefore, partially exposed to market risk of fluctuations in equity prices. Substantially all of these investments were liquidated by the end of 2004. We currently have no material exposure to equity price risk.

STEEL INDUSTRY

Global Steel Industry Overview

Steel is one of the most important, multi-functional and adaptable materials in use today, and is considered to be a backbone of industrial development. The versatility of steel is attributable to the fact that it is hot and cold formable, weldable, hard, resistant to corrosion, water and heat, 100% recyclable and has good machinability. Among the myriad industries in which steel is used are the automotive, consumer appliances, construction, packaging and engineering industries.

The steel industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, steel imports and protective trade measures. Steel prices respond to supply and demand and have fluctuated in response to general and industry-specific economic conditions.

While steel production has been historically concentrated in the European Union, North America, Japan and the former Soviet Union, steel production in China and the rest of Asia has grown in importance over the past decade, as a result of rising domestic consumption and low manufacturing costs. In 2004, China was the largest single producer of crude steel at 272.5 million tonnes, as well as the largest consumer of crude steel at 265 million tonnes, according to data published by the International Iron and Steel Institute. In the first nine months of 2005, China was again the largest producer of crude steel at 255.3 million tonnes. The European Union, Japan and the United States were the next largest producers and consumers of steel. Russian steel production substantially declined between 1990 and 1998, but has steadily recovered since then. The following table sets forth crude steel production data by country or region for the years 1998 to 2004 and for the nine months ended September 30, 2005.

	Year ended December 31,							Nine months ended September 30,
	1998	1999	2000	2001	2002	2003	2004	2005
	(in millions of tonnes)							
China	114.6	124	127.2	150.9	182.2	220.1	272.5	255.3
European Union	159.9	155.2	163.4	158.5	158.7	160.7	192.9(1)	138.8
Japan	93.5	94.2	106.4	102.9	107.7	110.5	112.7	84.6
United States	98.7	97.4	101.8	90.1	91.6	93.7	98.9	69.4
Russia	43.8	51.5	59.1	59.0	59.8	62.7	65.6	48.4
Other Asia	89.8	90.6	98.3	100.1	105	109.6	113.1	77.2
Other Europe	47.9	43.1	47	46.6	48.7	52.6	32.1	21.3
Other	129.1	133	144.4	142.2	150.1	158.4	167.0	124.0
Total	777.3	789.0	847.6	850.3	903.8	968.3	1054.8	819.0

Source: International Iron and Steel Institute.

(1) Includes the ten countries who acceded to the European Union on May 1, 2004.

Historically, the steel industry had been dominated by steel producers in industrialized countries. Producers in Western Europe and Japan had limited export markets due to the high cost of transporting steel relative to the low value of commodity steel grades. In the second half of the last century, producers in emerging markets began to compete with industrialized country steel producers as they took advantage of the lower manufacturing costs in their countries to offset high transportation costs. Despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs, duties and quotas, global imports and exports increased during the last decade. In response, producers in Western Europe and Japan invested heavily in new technology and capacity to produce high value-added steel grades in order to differentiate their product portfolio and protect their margins by reducing their exposure to commodity steel prices. However, these similar and simultaneous investments resulted in a build-up of production overcapacities and have put pricing pressures on the value-added segments.

More recently, the industry has been characterized by the globalization of the competitive landscape mainly due to the ability of low-cost emerging market producers to overcome entry barriers, including quality thresholds, reliability of supply, transportation costs and quotas. The increasing pressure on manufacturing companies' costs has also prompted a growing globalization of production towards emerging markets. The

globalization of end-customers is triggering a reduction of steel making capacity in mature markets. In Europe, for instance, some high-cost blast furnaces have been closed and a new attractive export market for slabs has been created. At the same time, the globalization has boosted local consumption of value-added grades in emerging markets.

The increasing bargaining power of raw materials suppliers led many steel producers to seek to acquire mining companies in order to obtain greater control over raw material supplies and retain increased mining profits internally.

Recently, the growth and consolidation of both steel consumers and raw material suppliers has weakened the bargaining power of steel producers and put further pressure on their margins. Steel producers have responded with a phase of industry consolidation: Usinor, Arbed and Aceralia in Europe merged to form Arcelor, now the world's second largest steel company, Kawasaki Steel and NKK of Japan merged, creating JFE, Nucor acquired Birmingham Steel and ISG acquired Acme, LTV and Bethlehem Steel in the United States and subsequently merged with LNM Holdings and Ispat International to form Mittal Steel Group, the world's largest steel company in terms of production in 2004. Consolidation enables steel companies to lower their production costs and allows for a more stringent supply-side discipline, including through selective capacity closures. Global steel makers such as Arcelor and Mittal Steel Group are seeking growth in emerging markets in order to respond to increasing consumption of steel in those emerging markets, lower their production costs and optimize the size of their mature market operations and follow their global customers. Arcelor is expanding in Brazil, while Mittal Steel Group has recently made a significant expansion into Eastern Europe and has begun to develop its interests in China. In October 2005, Mittal acquired a 93% stake in the formerly state-owned Kryvorizhstal, the second largest steel producer in Ukraine, for $4.8 billion at auction. In addition, in October 2005, Arcelor, Mittal Steel Group and other steel producers, including NLMK, participated in the auction by the Turkish state of its 46.12% stake in Erdemir, the largest Turkish flat steel producer, at which Erdemir was sold for $2.8 billion to a group of Turkish financial investors.

Russian Steel Industry Overview

Following the collapse of the Soviet Union, the Russian steel industry suffered a substantial decline in production from over 77 million tonnes in 1991 to 44 million tonnes in 1998. Since then, output has increased by nearly 46%, and, in 2004, Russia produced over 65 million tonnes of crude steel, or 6% of world production, making it the world's fourth largest single producer of crude steel. Russia's overall steel output in 2004 included 53.8 million tonnes of finished steel products, representing about 90% of installed capacity. In the first nine months of 2005, Russia maintained its position as the world's fourth largest single producer of crude steel, producing 48.4 million tonnes of crude steel, or approximately 6% of world production. Russia's finished steel products output in the first nine months of 2005 amounted to 40.2 million tonnes.

Overall, in 2004, the Russian steel industry exported over 28 million tonnes of finished steel products, or 53% of its total output of finished steel products and benefited from healthy global markets, particularly in Asia, which was the most important market for Russian producers during that year. In 2004, Russian exports of finished steel products comprised 8% of all global exports for finished steel products, making Russia the number two exporter of such products after Japan. In the first six months of 2005, the Russian steel industry exported 15.6 million tonnes of finished steel products, or 58% of its total output of finished steel products.

Domestic consumption is also on the rise, driven by economic growth in Russia. Consumption of finished steel products in the Russian economy in 2004 remained relatively low at 198 kilograms per capita, down from nearly 309 kilograms in 1992 and substantially less than in such countries as Japan, which consumed 603 kilograms per capita, the United States, which consumed 404 kilograms per capita, and countries in the European Union, which consumed on average 390 kilograms per capita.

Russian steel producers tend to focus on vertical integration, as a result of Russia's large reserves of natural resources, which enables them to secure a stable supply of certain raw materials, such as iron ore and coking coal for pig iron. In addition, Russian companies are modernizing former state-owned steel production facilities, achieving significant reductions in manufacturing costs, and placing their costs well below those of Western European and North American producers, and improving product quality and technology. The share of open-hearth furnaces in total Russian crude steel production has decreased from 53% in 1990 to 21% in the first nine months of 2005, whereas the share of continuous casting has increased from 23% to 68% during the same period.

Domestic market

As a result of the general economic decline in Russia from 1991 through 1998, demand for steel in Russia, including from the construction and engineering industries and the military sector, which had been historically the principal steel consumers, declined during that period. Total consumption of finished steel products in Russia, which amounted to 66 million tonnes in 1990, declined in the course of the following eight years to a total of 16 million tonnes in 1998.

However, the devaluation of the ruble in 1998 resulted in economic growth and a sharp increase in domestic demand for steel products. Consumption of finished steel products grew by 14.7% in 1999, which was followed by 38.1% additional growth in 2000, outpacing both GDP and industrial production growth. Consumption of finished steel products was approximately 28 million tonnes in 2004, an increase of 7% from 2003.

The major consumers of steel in Russia include the metallurgical industry, the engineering and automotive sectors, the construction industry and metal wholesalers, which together accounted for 93% of the total steel products sold in Russia in 2004. The growth in consumption of finished steel products in 2004 was primarily driven by the increase in consumption of higher value-added products. Whereas overall consumption of rolled steel products grew by 2.3% in 2004, consumption of cold-rolled coils and coated steel grew by 14.6% and 17.4%, respectively.

Russia does not import significant quantities of steel. Imported steel comprised only approximately 11% of total steel consumed in Russia during 2004.

Export market

Exports of finished steel products gradually gained importance during the 1990s, increasing from 12 million tonnes in 1991 to 28.7 million tonnes in 2004. The abolition of steel export duties in 2002 by the Russian government has also improved the export market. The total volume of exports of finished steel products represented 53% of overall Russian steel production in 2004 (48% in the first six months of 2005). In 2004, Russian producers exported 28.7 million tonnes of finished steel products (15.6 million tonnes in the first six months of 2005). Semi-finished products (including slabs and billets) accounted for 45% of exports of finished steel products (46% in the first six months of 2005), and rolled steel products accounted for the remaining 55% (54% in the first six months of 2005). The majority of exports of rolled steel products in 2004 and the first six months of 2005 comprised flat products (40% and 36%, respectively, of total volume of exports and 73% and 66%, respectively, of volume of exports of rolled steel products) and long products (15% and 18%, respectively, of total volume of exports and 27% and 33%, respectively, of volume of exports of rolled steel products). The European Union, Asia, North America and the Middle East are the main export destinations for Russian steel producers.

The following table sets forth by percentage the export destinations for Russian flat-rolled steel products for the periods indicated.

Region	Year ended December 31, 2004	Six months ended June 30, 2005
Europe	24.3	25.9
Asia	26	38
North and South America	14	8
Middle East, including Turkey	17.7	17.1
Other	18	11
Total	100	100

Source: Metall Expert

Producers

The Russian steel industry is characterized by a relatively high concentration of production, with the five largest steel companies accounting for 80% of Russia's total steel production in 2004. These five companies can be divided into two groups by product type. NLMK, MMK and Severstal focus mainly on flat products, and, in 2004, together accounted for 51.6% of total Russian steel output, while EvrazHolding Group and Mechel produce primarily long products, and together accounted for 28.7% of total Russian steel output in 2004.

Recently, EvrazHolding Group has also started to produce merchant slabs. As a result of the specialization of plants in the domestic flat products market, further reducing the number of competitors, we have for most of our products no more than two competitors and, in some instances, none at all (for example, in the case of ultra thin sheets). The geographical location of the main production facilities of the major Russian producers are also an important factor when considering regional market shares within Russia due to the significant transportation costs that result from the great distances between producers and potential customers located in another region of Russia.

The following table provides information on our share, for the periods indicated, of total production of flat rolled steel in Russia, together with the names of our key competitors in these product areas.

Product	Our share of production in Russia in: Year ended December 31, 2004	Nine months ended September 30, 2005	Key Russian Competitors
	(%)		
Cold-rolled steel	34	32	Severstal, MMK
Pre-painted steel	56	45	MMK
Electrical steel	45	47	Severstal, VIZ-Stal
Hot-rolled steel	15	13	MMK, Severstal
Galvanized steel	17	18	Severstal, MMK

Sources: Metall Expert (for 2004) and our market analysis (for the nine months ended September 30, 2005)

The fall in our share of pre-painted steel production in Russia in the first nine months of 2005 compared to 2004 was primarily due to an increase in the production of this product by MMK.

Types of Steel

Steel products are broadly subdivided into two categories — flat and long products. Flat products are sold as slabs, hot-rolled or cold-rolled coils and/or coated sheets. Long products include blooms, billets, wire and bars. We do not produce any long products. Flat products are used primarily in manufacturing industries, such as the consumer appliances and automotive industries, and for construction applications (for example, roofing sheets).

Global Iron Ore Industry Overview

The iron ore industry is characterized by a high degree of consolidation, with 70% of the seaborne iron ore trade controlled by Rio Tinto, CVRD and BHP Billiton. The major producing countries are Brazil, China and Australia. Since 2003, China has been the largest importer of iron ore. In the first nine months of 2005, China imported 198.9 million tonnes of iron ore.

Global prices for iron ore increased substantially in the first nine months of 2005, as compared with the first nine months of 2004, although prices did decline slightly in the second quarter of 2005 due to reduced global demand, which was partly attributable to the growth of Chinese iron ore inventory levels. Iron ore producers have also reported increasing costs of production in that period as a result of an increase in the costs of energy and mining equipment.

Russian Iron Ore Industry Overview

In 2004 and in the nine months ended September 30, 2005, Russia produced 95 million tonnes of iron ore and 71.6 million tonnes of iron ore, respectively, accounting in each period for 8% of global production. Russia, however, has higher production costs than other large producing countries such as Australia and Brazil due to more complex extraction processes.

Russia was the fifth largest producer of iron ore in the world in 2004 and in the first nine months of 2005, and accounts for approximately 16% of the world's iron ore reserves. Production is primarily targeted at domestic steel producers, which consumed 79% of domestic ore production in the first nine months of 2005. In mid-2005, Russian iron ore producers began to reduce their capacity in response to lower domestic demand. In 2004 and in the first nine months of 2005, exports accounted for 16 million tonnes and 14 million tonnes, respectively, of total iron ore production in Russia.

The Russian iron ore market is dominated by the five largest producers: Lebedinsky GOK (27% share of total Russian iron ore production in the first nine months of 2005), Mikhailovsky GOK (17%), Stoilensky GOK (12%), Karelsky Okatysh (9%) and Kachkanarsky GOK (9%). Lebedinsky GOK and Mikhailovsky GOK are

currently under common ownership. The top three producers are located in Russia's largest deposit, Kursk Magnetic Anomaly, which is located in the center of the European part of Russia and approximately three hundred and fifty kilometers from Lipetsk, where we are located.

Total iron ore feed consumption of Russian steel mills, in the first nine months of 2005, comprised concentrate (64%), pellets (26%), and sinter (8%).

BUSINESS

Overview

We are one of the world's leading steel producers and one of the four largest steel producers in Russia. We produced 9.1 million tonnes of crude steel in 2004 (6.2 million tonnes in the first nine months of 2005). In 2004, we generated 64% of our sales revenue from export markets (58% in the first nine months of 2005). We believe that our production facilities are among the most technologically advanced in Russia, producing flat products in a variety of grades and sizes.

We have a diversified portfolio of products, with a strong presence in many industry sectors in both our export and domestic markets. Our product range includes pig iron, slabs, hot- and cold-rolled steel and a variety of value-added products, such as cold-rolled steel sheet, electrical steel, coated sheet and other specialty flat products. In the nine months ended September 30, 2005, we produced 13% of the overall Russian crude steel output, 21% of the overall Russian flat products output and 45% of the overall Russian pre-painted rolled coil steel output. In the nine months ended September 30, 2005, we were the largest producer of cold-rolled steel in Russia with a 32% share of total production, and one of the largest producers of electrical steel in Europe.

Our products are exported, either directly or through wholesale traders, to over 60 countries in South-East Asia, Europe, the Middle East and North America. The wholesale traders, which are under common ownership, are unrelated parties to NLMK. Our exported products primarily consist of slabs (49% in 2004), hot-rolled steel (16%) and cold-rolled steel (14%). In 2004, our share of the global slabs market was approximately 14%. Domestically, our most important markets are the metallurgy and metal works industry, the automotive sector (we are the main supplier to Avtovaz, the largest auto manufacturer in Russia) and the construction industry.

We seek to control our costs throughout our production cycle and believe we enjoy one of the most competitive production cost structures in the global steel industry. We are an increasingly vertically integrated steel producer, with control over many of our raw material supplies. In 2004, we acquired OJSC Stoilensky GOK, the third largest iron ore producer in Russia, which produced approximately 11 million tonnes of iron ore concentrate in 2004 (8 million tonnes in the first nine months of 2005) and has deposits under license (expiring in 2016) having up to 60 years of reserves life. Together with KMA Ruda, another iron ore producer in which we hold a stake, Stoilensky GOK supplies substantially all of our iron ore concentrate requirements. Stoilensky GOK and KMA Ruda are both located in the Kursk Magnetic Anomaly, the world's largest iron ore deposit, which is approximately 350 kilometers from our production facilities. In addition, in 2005, we acquired a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect this deposit to be operational in 2008 and to provide approximately 50% of our coking coal requirements from 2009. We also internally supply other raw material and energy requirements, including, in the nine months ended September 30, 2005, producing 35% of the electricity needs of our steel segment.

Our production facilities are concentrated in the City of Lipetsk, located in the center of the European part of Russia and close to transportation routes. In 2004, we acquired a controlling interest in the principal operator of the Black Sea port of Tuapse, Russia's fifth largest seaport. Our relative proximity to the Baltic and Black Sea ports and our main customers in Russia, most of which are located within 1,500 kilometers of Lipetsk, helps to reduce the costs of transporting our products.

In 2000, we embarked on a significant technical upgrading program, which was designed to upgrade our production equipment and implement advanced technologies in order to increase production levels, improve the quality and range of our products, reduce production costs and lessen the environmental impact of our operations. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program; from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program; during the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program; and we expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program. In 2006, we will commence the second phase of this program, focusing on achieving continued improvements in the efficiency, capacity and quality of our operations, as well as further significant expansion of our mining operations to further increase the level of vertical integration. We currently estimate that the total cost of the second phase of the program will be approximately $2,700 million, which we currently plan to allocate among our steel production operations ($1,640 million), Stoilensky GOK ($570 million), the Zhernovskoe-1 coal deposit ($430 million) and OJSC TMTP ($60 million). As a result of our investment in our production facilities, our productivity, measured in terms of output of steel per employee of our steel operations, increased by 43% from 2001 to 2004. We are recognized by leading certification agencies and our customers for the high quality of our products and production facilities.

We believe that our proximity to transportation links, our control over an increasing portion of our raw material and energy supplies and our production costs, our program of modernizing our production facilities and our diverse product mix has enabled us to achieve one of the highest profitability margins in the global steel industry as measured by EBITDA margin and net income margin. In 2004, we had sales revenue of $4,538.7 million, EBITDA of $2,562.8 million and EBITDA margin of 56.5% and, in the nine months ended September 30, 2005, we had sales revenue of $3,387.7 million, EBITDA of $1,627.2 million and EBITDA margin of 48.0%.

History and Development

Our predecessor, Novolipetsk Iron and Steel Works, a state-owned enterprise, first began construction of an iron and steel plant at the Lipetsk iron ore mine in 1931 and produced its first pig iron in 1934. After the plant was dismantled during World War II, Novolipetsk Iron and Steel Works began reconstruction of the iron and steel plant at Lipetsk in 1947 and, during the next four decades, continued to develop its production facilities and product range, including the introduction of cold-rolled non-grain orientated steel in 1960 and cold-rolled carbon steel in 1980.

In accordance with the Russian government's program of the privatization of Russian industry in the early 1990s, NLMK was formed as an open joint stock company on December 31, 1992, and was privatized in stages from 1993, initially through a distribution to its employees of vouchers that could be exchanged for shares in NLMK. By the middle of the 1990s, several investors, including Sputnik Group, CCM, Interros and TransWorld Group, had acquired significant stakes in NLMK. Between 2000 and 2004, our current controlling shareholder, Mr. Vladimir Lisin, had, through a series of transactions, acquired a controlling interest in NLMK from this group of investors and NLMK management.

NLMK is the parent company of our group and holds the main assets of our steel operations. In addition, we have acquired a number of businesses, including mining companies that produce raw materials used in our steel production operations. In 1997, we acquired OJSC Dolomite, which mines and processes metallurgical dolomite and, in 1999, we acquired OJSC Stagdok, which mines and processes fluxing limestone. Both of these companies are located in the Lipetsk region. We have become substantially self-sufficient in supplies of iron ore through the acquisition of approximately 97% of the shares of Stoilensky GOK in 2004. In addition, we acquired a stake in KMA Ruda, which, following a restructuring in early 2005, currently stands at 32.9%. Both Stoilensky GOK and KMA Ruda are located in the Belgorod region of the Kursk Magnetic Anomaly, which is approximately 350 kilometers from Lipetsk. In 2004, Stoilensky GOK and KMA Ruda together supplied substantially all our iron ore concentrate requirements. In 2005, we acquired the license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect this deposit to be operational in 2008 and to provide approximately 50% of our coking coal requirements from 2009. We currently expect that, from 2010, we will sell 50% of our coking coal production at this deposit to third parties since we require additional grades of coking coal that are not available at Zhernovskoe-1.

We have invested in transportation services in order to facilitate the delivery of supplies and products. In 2004, we acquired a controlling interest in OJSC TMTP, the principal operator of the Black Sea port of Tuapse. This company provides marine cargo loading, unloading and storage services at the port of Tuapse. See "—Sales and Transportation of Products" below.

The chart below shows the structure of the main operating companies within our group, including the percentage ownership held by NLMK as at September 30, 2005.



NLMK
Steel
Mining
Transport
Finance
Stoilensky GOK (96.98%)
OJSC Dolomite (92.71%)
OJSC Stagdok (88.62%)
OJSC TMTP (69.40%)
LLC NTK (70.0%)
LLC LIS Chance (100%)
OJSC Lipetsk-combank (50.14%)

Strategy

Our mission is to be the preferred provider of flat steel products to our core customer base and to be the most profitable steel producer in the world. To achieve our mission, we plan to pursue the following strategies:

Maintain our competitive advantage in low cost production and industry profitability

We believe we are one of the world's most profitable and cash generative major steel producers. We intend to build on this position by:

- *Continuing to enhance the modernization and efficiency of our production facilities.* In 2006, we will begin the implementation of the second phase of our technical upgrading program, focusing on increasing our production capacity and quality, decreasing our operating costs, aligning raw material supplies with our plant's needs and increasing our value-added product range.
- *Pursuing self sufficiency through vertical integration.* We perceive vertical integration as of key importance to us in order to achieve our aims of providing high-quality products to our customers together with a reliable customer service and efficient logistics. We believe that the continued vertical integration of our business will help us to better control our access to raw materials and energy requirements and to lower our production costs, as well as capture some of the profits from higher raw material prices that would have been otherwise retained by third-party suppliers. We are currently self-sufficient with respect to our iron ore concentrate requirements and intend to develop the Zhernovskoe-1 coal deposit in order to become 50% self-sufficient in our coking coal requirements by 2009, as well as to continue to increase our self-sufficiency in electricity needs.
- *Increasing profitability through stringent cost management.* We have a stringent cost management system to monitor our cost development on a product basis. We will continue to seek opportunities to reduce purchase costs of raw materials and transportation expenses.

Strengthen our market leadership in flat steel products in our core markets

We believe our diversified product base and access to export markets, in addition to our domestic market, will enable us to strengthen our market leading position in flat products. We believe there is significant potential for strong growth in demand for steel products in Russia and Asia, where steel consumption per capita remains below levels in more industrially developed countries, and stable demand for value-added flat products in mature markets. We have a strong position in key Russian industries, including the metallurgy and metal works, automotive, construction and engineering industries, where steel consumption is expected to grow.

Continue the development of our high value-added product portfolio

We will continue to develop our high value-added product portfolio range to meet the needs of our customers in our core markets. A key goal of our technical upgrading program is to expand our product range by introducing new products into the market and improving product quality. We believe this will enable us to capture opportunities for increasing demand for high value-added products in emerging markets, as well as new opportunities in mature markets. For instance, we will seek to add, as customers, non-Russian producers of consumer appliances and machinery entering the domestic market and to build on sales of our value-added products to complement our already strong position in sales of slab products internationally.

Pursue strategic acquisition opportunities

Following our acquisition of Stoilensky GOK and a license to mine the Zhernovskoe-1 coal deposit, we will continue to seek acquisition opportunities that will help us achieve further vertical integration, in particular, coal deposits or facilities; better penetrate attractive steel markets, principally in countries close to Russia; and further develop our downstream capabilities and balance our production capacity between finished and semi-finished products. Our strong balance sheet and cash generation capabilities provide us with substantial financial capacity to pursue acquisition opportunities.

Competitive Strengths

We believe that we benefit from the following principal competitive strengths:

Leading Russian steel producer with a strong export position

We are the third largest flat steel producer in Russia in terms of production volume. We have a leading domestic market position in rolled flat steel products and, in 2004, had an approximately 14% share of the global

slabs market. We believe that the strength of our domestic and export market positions allows us to take advantage of the most attractive opportunities in both markets and enables us to meet our strategic objective to grow our business with both existing and new customers.

World class assets with a competitive cost production structure

We believe we have world class steel assets and a competitive production cost structure. Our steel plant is the third-largest single-site steel plant in Russia, which allows us to achieve significant economies of scale. We have devoted substantial resources to improve our facilities. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program and, from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program. During the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program, and expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program.

In addition to the high quality of our assets, we also enjoy an advantageous location close to both our suppliers and customers. Our iron ore concentrate suppliers are located approximately 350 kilometers from Lipetsk, resulting in lower transportation costs as compared to some of our competitors. Our production facilities are located close to the major steel consuming regions in the center of the European part of Russia and the Volga region. Our relative proximity to the Baltic and Black Sea ports and our main customers in Russia, most of which are located within 1,500 kilometers of Lipetsk, helps to reduce the costs of transporting our products. Finally, as a Russian-based producer, we also have access to lower cost labor, energy and transportation resources relative to some of our international competitors.

Substantial vertical integration with access to raw materials and transport infrastructure

Vertical integration is a key element of our strategy to control our access to raw materials and energy requirements and to lower our overall unit production costs. In 2004, we acquired approximately 97% of Stoilensky GOK, Russia's third largest iron ore producer, which, together with KMA Ruda, an iron ore producer in which we currently hold a 32.9% stake, supplies substantially all of our iron ore concentrate requirements. In 2005, we acquired a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect this deposit to be operational in 2008 and to provide approximately 50% of our coking coal requirements from 2009. We also internally supplied 35% of the electricity needs of our steel segment in the first nine months of 2005, and have acquired a controlling stake in the principal operator of the Black Sea port of Tuapse, the fifth largest seaport in Russia.

Among the world's most profitable and cash generative steel companies

We believe that we are one of the most profitable major steel producers in the world, as measured by EBITDA margin and net income margin. As a result of our proximity to transportation links, our control over an increasing portion of our raw material and energy supplies, our relatively low unit production costs, our program of modernizing our production facilities and our diverse product mix, we have achieved a level of profitability which we believe enables us to maintain a strong financial position despite fluctuations in steel prices. Based on our 2004 EBITDA margin of 56.5%, the highest that we have ever achieved, and available information for global steel producers, we rank as one of the most profitable major steel producers in the world. In the nine months ended September 30, 2005, we had an EBITDA margin of 48.0%.

Diversified portfolio by product and geography

We offer a broad range of products to a wide variety of industry sectors in domestic markets and our products are offered to a diverse geographic spread of export customers. The diversity of our products and export strength gives us the flexibility to focus on the most attractive markets and helps to protect us from downturns in a particular customer segment or geography. Our ability to offer a wide range of high quality steel products supported by comprehensive technical and customer service has helped us to achieve preferred supplier status with several of our core customers.

Strong balance sheet and cash flow generation providing financial flexibility

We believe we have sufficient financial resources to implement the second stage of our technical upgrading program, execute our corporate growth strategy and maintain our dividend policy. The cash provided from

operations, our minimal amount of debt and our substantial cash balance give us a significant degree of financial flexibility. As of September 30, 2005, we had $1,932.7 million of cash available and a minimal amount of debt.

Strong platform for growth

We believe we are well positioned to pursue our growth strategy as a result of our industry leadership in Russia and globally and our substantial financial resources. We expect consolidation in the global steel industry to continue and to provide us with attractive opportunities to grow our steel business and enhance our access to raw materials. For instance, in the first nine months of 2005, following our acquisition, in 2004, of Stoilensky GOK, Russia's third largest iron ore producer, we were self-sufficient in iron ore concentrate requirements.

Experienced management team with proven track record

Our management team has substantial experience in the steel industry and has an established track record of successfully managing our company. They have introduced a corporate culture focused on the development of technological excellence and human resources as key factors in increasing productivity and profitability.

Commitment to environmental standards

We believe that our emphasis on sustainable development is a critical element of our future success. We are highly committed to the environment and have developed strict policies throughout our operations in order to minimize both the environmental impact of our operations on our local communities and the costs we would bear from non-compliance. For instance, we have developed an Environment Management System, which was re-certified in 2005 for conforming to international standards.

Our Steel Products

Our steel product line currently includes pig iron and a wide range of flat steel products, ranging from low carbon, carbon and low alloy grades of steel with various chemical compositions, strength and stamping properties to cold-rolled grain oriented and cold-rolled non-grain oriented steel grades. We do not currently produce long steel products, such as bars and rods. Our products comply with most of the main Russian and international quality standards.

The table below shows the production volume of our principal steel products for the periods indicated.

Product	Year ended December 31, 2003	Year ended December 31, 2004	Change		Nine months ended September 30, 2004	Nine months ended September 30, 2005	Change	
	Amount	Amount	Amount	(%)	Amount	Amount	Amount	(%)
	(in millions of tonnes, except for percentages)							
Pig Iron	8.6	9.0	0.4	4.7	6.7	5.7	(1.0)	(14.9)
Pig iron for sale	0.9	1.1	0.2	22.2	0.7	0.3	(0.4)	(57.1)
Finished steel products	8.0	8.5	0.5	6.3	6.4	5.7	(0.7)	(10.9)
Slabs	3.3	3.8	0.5	15.2	2.7	2.2	(0.5)	(18.5)
Rolled steel products	4.7	4.7	—	—	3.7	3.5	(0.2)	(5.4)
Hot-rolled steel	2.0	2.1	0.1	5.0	1.6	1.6	—	—
Cold-rolled steel	2.7	2.6	(0.1)	(3.7)	2.1	1.9	(0.2)	(9.5)
Coated steel	0.5	0.5	—	—	0.4	0.4	—	—
Hot dip galvanized steel	0.3	0.3	—	—	0.2	0.2	—	—
Pre-painted steel	0.2	0.2	—	—	0.2	0.2	—	—
Electrical steel	0.4	0.5	0.1	25.0	0.4	0.3	(0.1)	(25.0)
Grain oriented	0.1	0.1	—	—	0.1	0.1	—	—
Non-grain oriented	0.3	0.4	0.1	33.3	0.3	0.2	(0.1)	(33.3)

The table below shows the sales attributable to our steel products for the periods indicated.

	Year Ended December 31,									Nine months ended September 30, 2005		
	2002			2003			2004					
	Sales volume (mln tonnes)	Amount of revenues (mln. $)	% of revenues	Sales volume (mln tonnes)	Amount of revenues (mln. $)	% of revenues	Sales volume (mln tonnes)	Amount of revenues (mln. $)	% of revenues	Sales volume (mln tonnes)	Amount of revenues (mln. $)	% of revenues
Pig iron	0.70	59.3	3.5	0.93	115.7	4.7	1.06	267.0	6.1	0.25	64.3	2.0
Slabs	3.24	447.0	26.4	3.34	593.7	24.2	3.76	1,442.1	32.8	2.21	804.8	25.5
Hot-rolled steel	2.12	365.3	21.6	2.01	507.1	20.7	2.06	928.5	21.1	1.60	765.3	24.2
Cold-rolled steel	1.79	408.1	24.1	1.84	621.7	25.4	1.63	851.8	19.4	1.21	691.8	21.9
Hot dip galvanized steel	0.34	119.6	7.1	0.31	149.7	6.1	0.26	171.3	3.9	0.17	134.8	4.3
Pre-painted steel	0.19	102.6	6.1	0.19	134.8	5.5	0.24	195.5	4.4	0.17	165.2	5.2
Grain oriented steel	0.10	71.6	4.2	0.11	85.1	3.5	0.12	118.5	2.7	0.09	200.5	6.4
Non-grain oriented steel	0.16	46.5	2.7	0.28	109.1	4.5	0.39	217.0	4.9	0.24	174.9	5.5
Other operations[(1)]	N/A	72.6	4.3	N/A	133.3	5.4	N/A	208.0	4.7	N/A	158.5	5.0
Total	N/A	**1,692.6**	**100.0**	N/A	**2,450.2**	**100.0**	N/A	**4,399.6**	**100.0**	N/A	**3,160.1**	**100.0**

(1) Comprises sales revenue derived primarily from the sale of by-products, services and other steel products.

In 2004, we produced 9.1 million tonnes of crude steel (6.2 million tonnes in the first nine months of 2005). We currently expect that our total crude steel production in 2005 will be 8.5 million tonnes, of which 8.0 million tonnes will be finished steel, comprising 4.8 million tonnes of rolled steel products and 3.2 million tonnes of slabs. Our estimated total crude steel production in 2005 is slightly lower than our actual production in 2004, largely as a result of the closure of blast furnace no. 5 from May until August 2005. We closed this furnace for scheduled maintenance for an initial period of two months, and then decided to delay re-commissioning for a further 45 days in order to maintain a reduced level of production in response to the downward trend in global steel prices. As a result of our technical upgrading program, as currently planned, we estimate that our total crude steel production capacity in 2010 will be approximately 10.5 million tonnes, of which 10.0 million tonnes will be finished steel, comprising 6.8 million tonnes of rolled steel products and 3.2 million tonnes of slabs. Actual production levels will depend on several factors, including our ability to implement our capital expenditure program, and may vary significantly from these estimates.

Pig iron

We sell pig iron for use in steel production. We use the majority of our pig iron output (approximately 89% in 2004) to produce crude steel. The pig iron that we produce contains 4.0% to 5.0% of carbon, 0.4% to 1.0% of silicon, 0.03% or less of sulfur and 0.15% or less of phosphorus. See "—Steel Production Process" below.

Slabs

We sell slabs to other steel and metallurgical businesses in our export markets, where the slabs are further processed into other forms of finished steel. In 2004, we refined approximately 56% of the slabs (64% in the first nine months of 2005), which we processed into other products at our production facilities.

Hot-rolled steel

We produce hot-rolled steel for use in the construction of oil and gas pipelines, including those operating under low temperatures and high pressure, the hulls of ships, building structures and high-pressure vessels. Our hot-rolled steel has a width of up to 1,850 millimeters and a thickness range of 1.5 to 16 millimeters. In addition to our standard commercial quality hot-rolled steel, we also produce hot-rolled steel with varying strength characteristics, ranging from a minimum of 300 to 550 Mega Pascals, or MPa.

Cold-rolled steel

We produce cold-rolled steel for cold drawing, enameling, painting and film coating, and also produce structural rolled steel. Our cold-rolled steel is used in the manufacture of automobiles, tractors and combine bodies and in metal structures, stamped goods, casings for household appliances, roofing and facing materials. We produce cold-rolled steel with a width of up to 1,800 millimeters and a thickness range of 0.35 to 2.5 millimeters.

Hot dip galvanized steel

The hot dip galvanized steel that we produce is used in the manufacture of roll-formed sections, building structures, car parts, casings and components for household appliances. We produce galvanized steel with a width of up to 1,800 millimeters and a thickness range of 0.35 to 4.0 millimeters. We also produce titanium micro-alloyed steel, which is used, for example, by the automotive industry in the manufacture of extra deep drawing parts.

Pre-painted steel

We produce pre-painted steel sheet for use in the manufacture of building structures, casings for instruments, household appliances, roofing tiles and other goods. The technical capabilities of our equipment and the high quality of the materials that we use allow us to apply various types of coatings to cold-rolled and galvanized steel of various strengths. We believe that our pre-painted steel is a high-quality construction material with high atmospheric corrosion resistance, decorative qualities and a combination of strength and plasticity.

Electrical steel

We believe that we have the most modern electrical steel production complex of any company in Russia and the CIS and that, in 2004, we were, in terms of volume of production, one of the largest producers of electrical steel in Europe.

We are one of only a few enterprises in the world which specialize in the production of grain oriented steel. The cold-rolled grain oriented steel which we produce is used in the manufacturing of a wide range of transformer cores. We produce cold-rolled grain oriented steel with a heat-resistant insulation coating of the Carlite type in a thickness range of 0.15, 0.20, 0.23, 0.27, 0.30, 0.35, 0.50, 0.70 and 0.80 millimeters and a width of up to 960 millimeters. In addition, we produce commercial quality steel and steel with lower specific losses. Approximately 60% of the grain oriented steel that we produce is covered by steel of highest grades, including grades 3409 to 3408 under Russian industry standard GOST 21427.1, and is used in the manufacture of technologically advanced twisted power and distribution transformer cores. We have also started to produce steel grades with a higher permeability, conforming to Hi-B class.

We specialize in the production of cold-rolled non-grain oriented steel for use in the manufacture of stators and rotors of electric motors and generators of different capacity and in ballast transformers and other electrical equipment. We produce this steel in different alloying groups, ranging from non-alloyed silicon-free non-grain oriented steel to high-alloyed non-grain oriented steel, to both a fully-processed and semi-processed standard. We produce electrical steel in a thickness range of 0.27 to 1.00 millimeters and a width of up to 1,200 millimeters. We also produce semi-processed electrical steel for foreign customers with and without guaranteed magnetic properties. We do not currently sell this steel grade in Russia.

We produce commercial quality steel grades and steel grades with lower specific losses, which are limited by the ratio of hardness and yield strength to tensile strength, for high-speed gapless dies. We have started the trial manufacture of electrical grain oriented steel with high permeability for high efficiency cores.

Quality Control

We have implemented a comprehensive set of measures to enhance the quality of our products, which we are continuing to develop in order to meet the requirements of our customers. Our quality control system extends from management level to our production plant floor. Our Technical Inspection Division supervises our quality control system. As at September 30, 2005, our Technical Inspection Division consisted of 1,013 employees, including 67 engineers. In 2004, our Technical Inspection Division spent $4.8 million in accordance with its budget for that year. Our budget for the Technical Inspection Division in 2005 is $6.2 million, and we spent $4.0 million of this budget in the nine months ended September 30, 2005. The principal objectives of our Technical Inspection Division are to control the quality levels of our products and to oversee technological advances in our production process to increase quality levels and our competitiveness. In order to maintain and improve the consistency and quality of our output, we have developed a detailed set of company standards, technical instructions and operating procedure manuals.

Our quality control system has recently been re-certified by the German certification agency TÜV CERT for compliance with the international standards ISO 9001: 2000 and ISO/TU 16949:2002. In 2005, TÜV CERT also re-certified our quality control system for compliance with the requirements of European Council Directive 97/23/EG relating to hot-rolled steel production from steel grades DIN 17100 and DIN EN 10025.

The quality of our products has been recognized by many international companies that use our products and by several leading industry bodies, including Germanischer Lloyd of Germany and the American Bureau of Shipping.

Steel Production Process

The following diagram illustrates the principal steps in the production process of our main steel products. These steps are explained in more detail below.



Volumes, thousand TPY (2004)
Scrap
Iron Ore Concentrate
Ferruginous Wastes
Flux
Sinter Plant
1 2 3 4
Sinter
Blast Furnace Plant
Pellets
Purchased Coke
Dry coke
Coke Plant
Coal Concentrate
Steelmaking Plant
BOF Shop 1
BOF Shop 2
Hot Rolling Plant
Hot Strip Finishing
Grain-Oriented Steel Plant
Non-Grain-Oriented Steel Plant
Cold Rolling& Coating Plant
119
650
2,203
Hot rolled steel
1,721
Slabs for sale
3,763
Pig iron for sale
1,058
- 10 -

Sintering

The primary process involves the agglomeration, or sintering, of prepared raw materials, including iron ore concentrate, iron-bearing tailings and flux, or limestone, followed by crushing, to produce particles of at least 40 millimeters in size. The finished product is referred to as agglomerate, or sinter, and is one of the main raw materials used in the blast furnace process. In 2004, we produced approximately 13.8 million tonnes of sinter (9.4 million tonnes in the first nine months of 2005).

Production of coke and by-products

Coke is obtained from coal concentrate and is one of the main raw materials used in the blast furnace process. The primary process involves non-oxidation heating of a prepared coal mixture to a temperature of 900°C to 1100°C for a period of 15 to 17 hours. Our operational coke batteries had a total capacity of approximately 4.3 million tonnes per annum as of January 1, 2005, based on seven operational coke batteries, as coke battery No. 1 was being renovated at that time. Coke battery No. 1 returned to operation in November 2005. Since January 15, 2005, we have been renovating coke battery No. 2, which we currently expect will be operational again by the end of 2006. In 2004, we produced approximately 4.4 million tonnes of coke (2.8 million tonnes in the first nine months of 2005). The coking distillation process is integrated with a by-product plant, which uses coal screenings and other by-products for the production of different types of chemicals, including ammonium sulphate, crude benzol, naphthalene and coke pitch. Five of our seven operational coking batteries are equipped with dry quenching units. Dry quenching technology is used to regenerate a portion of the heat, improve coke quality and reduce pollution. After being screened, coke is transported on a conveyor to blast furnaces, where it is both combusted as a source of heat and acts as a reducing agent to smelt the iron ore. Gas produced by the coke oven is captured and re-used to heat the coke ovens and, secondly, in our own electricity generation facilities.

Blast furnace process

To smelt pig iron, iron ore products, principally comprising sinter, and coke and natural gas, are fed in the blast furnaces. In the resulting combination, the charge is smelted and produces a mixture of pig iron, a carbonized ferro-alloy, and slag. The smelted product is released from the furnace between 15 and 20 times per

day. The pig iron is poured into hot-metal ladle cars and taken to the oxygen converter plant for making into steel, while the slag is poured into slag ladle cars and taken to the slag plant for processing. In 2004, we produced approximately 9.0 million tonnes of pig iron (5.7 million tonnes in the first nine months of 2005).

Steel making

Molten pig iron is the main component of the metal charge used in the production of steel in our basic oxygen converters, which are also referred to simply as oxygen converters. We produce all the steel that we sell in our oxygen converters. The molten pig iron is transported to the basic oxygen converter shop in hot-metal ladle caps. The pig iron is poured into charging ladles and then into the converter. In addition to pig iron, the metal charge consists of scrap metal. The basic oxygen steel making process is exothermic, which requires the use of scrap as a cooling agent. Oxygen, in a form which is over 99.5% pure, is blown into the oxygen converter. This oxidizes the carbon and silicon contained in the molten pig iron. The combustion of carbon monoxide as it exits the oxygen converter vessel also transmits heat. During this melting process, impurities, including sulfur and phosphorus, are removed from the charge. The finished product at this stage is crude steel, ready for further processing at the refining stands. During this processing stage, relatively small quantities of deoxidizers and ferroalloys (for example, aluminum, vanadium and molybdenum) may be added to the crude steel to adjust the quality of the liquid steel to the specific grades required by customers. Depending on the targeted content of carbon, the liquid steel may undergo a further processing stage, referred to as vacuum degassing, before casting. Vacuum degassing is used to achieve ultra-low carbon grades, which are particularly useful for automotive applications.

The molten steel is fed into continuous casting machines and gradually cooled in a copper mold until it acquires the specified dimensions of a slab, and then the slab is withdrawn from the mold and cooled by the application of water until it is fully solidified.

Following this stage of the process, the slabs may be sold or processed further, initially by being rolled into sheet and coils at the hot rolling plant, to produce the required dimensions or metallurgical properties in accordance with one or more of the methods described below. In 2004, we produced approximately 9.1 million tonnes of crude steel (6.2 million tonnes in the first nine months of 2005).

Hot-rolled production

In order to produce hot-rolled steel, slabs from the steelmaking plant are re-heated in a methodical furnace to a temperature of around 1250°C and rolled in a 2000 mill. Slabs are reduced in a set of 12 consecutive stands to a thickness of 1.5 to 16 millimeters. We send part of the product to the finishing plant for cutting and dispatch, while the rest is further processed into cold-rolled product.

Cold-rolled production

In the cold rolling plant, the hot-rolled product is de-scaled by acid pickling and the product is then rolled with no preheating. The rolled metal is then annealed to obtain the required mechanical, electrical and magnetic characteristics (depending on the type of steel). At the final stage, the metal is then cut into the required size and packed.

Galvanizing

During the galvanizing process, cold-rolled steel receives a coating treatment to improve its resistance to corrosion. The steel is passed through a molten zinc bath which deposits a thin layer of zinc on the surface of the sheet after cooling. The steel is recoiled at the end of the process. Hot-dip galvanized sheets are a key product for the automotive, construction and consumer appliances industry. Hot-dip galvanizing has replaced electro-galvanizing as the preferred coating process for volume-driven flat products.

Pre-painting

During the organic coating process, steel passes first through a unit of chemical preparation, then through a paint application appliance and then receives a heat treatment to set the color and give a uniform coating to the sheet. This process presents the technological challenge of ensuring a perfect application of paint during a short painting process, a uniformity of sheet surface and the required thinness of the applied layer.

Steel Production Facilities

Our steel production facilities are concentrated in the City of Lipetsk, which is located approximately 500 kilometers from Moscow in the center of the European part of Russia.

Our integrated steel making facility occupies approximately 27 square kilometers. We own the facility and the land on which it is constructed. The facility comprises:

- a sinter plant (with four agglomerators);
- a coke plant (with eight coke batteries, seven of which are currently operational);
- a blast furnace plant, comprising two blast furnace shops and in total, five blast furnaces;
- a steelmaking plant, comprising two BOF shops (comprising two converters, each with a capacity of 300 tonnes and three converters, each with a capacity of 160 tonnes, respectively);
- nine continuous casting lines (comprising six curvilinear, one radial-curved and two vertical);
- one hot strip finishing plant; and
- three cold-rolling plants (a cold rolling plant, a non-grain oriented steel plant and a grain-oriented steel plant).

The following table shows the capacity and the capacity utilization rate of each of our principal production units as at and for the year ended December 31, 2004 and the nine months ended September 30, 2005.

	Year ended December 31, 2004			Nine months ended September 30, 2005		
Production Area	Capacity at December 31, 2004	Output	Capacity Utilization Rate(1)	Capacity at September 30, 2005(2)	Output	Capacity Utilization Rate(1)
	(thousand tonnes per year)		(%)	(thousand tonnes per nine months)		(%)
Sinter plant	13,700	13,834	101.0	10,056.6	9,448.4	94.0
Coke plant	4,405	4,403	100.0	3,225.9	2,841.3	88.1
Batteries no. 2-4(2)	1,236	1,223	99.0	914.7	609.9	66.7
Batteries no. 5-8	3,169	3,180	100.3	2,311.2	2,231.4	96.5
Pig Iron	9,378	8,994	95.9	6,368.9	5,731.0	90.0
Blast furnace shop no. 1(3)	6,478	6,088	94.0	4,200.0	3,544.1	84.4
Blast furnace shop no. 2(4)	2,900	2,906	100.2	2,168.9	2,186.9	100.8
Steel(5)	9,300	9,074	97.6	6,811.0	6,157.5	90.4
BOF shop no. 1	3,800	3,788	99.7	2,865.9	2,612.2	91.1
BOF shop no. 2	5,500	5,286	96.1	3,945.1	3,545.3	89.9
Rolling	8,450	8,251	97.6	6,374.7	6,011.6	94.3
Hot strip finishing plant	5,300	5,212	98.3	4,041.6	3,874.3	95.9
Cold rolling plant no. 2	130	119	91.4	106.8	95.1	89.0
Cold rolling and coating plant (6)	2,350	2,269	96.5	1,716.8	1,569.4	91.4
Galvanized	390	365	93.5	276.7	253.6	91.7
Pre-painted	195	179	91.5	295.4	181.3	61.4
Cold rolling plant no. 5	670	652	97.3	509.5	472.7	92.8
Galvanized	160	159	99.1	115.9	110.2	95.1

(1) Capacity utilization is calculated as the ratio of actual production to installed capacity. Capacity at September 30, 2005 denotes capacity for nine months only.

(2) Battery no. 1 was not in operation in 2004 and the nine months ended September 30, 2005 due to renovation work. Battery no. 2 was in operation in 2004 but has been closed for renovation since January 15, 2005.

(3) Contains four blast furnaces, including blast furnace no. 5, which was not operational from March 2005 to August 2005 while we performed extended renovation work.

(4) Contains one blast furnace.

(5) Our capacity and volume of production of steel was reduced in 2005 as a result of maintenance and in response to market conditions.

(6) Capacity decrease in the first nine months of 2005 was attributable to the shortage of pickled hot rolled steel due to the shutdown of continuous pickling line no. 2 for renovation from November 2004 to July 2005.

Technical Upgrading Program

Our technical upgrading program for our steel operations in Lipetsk is a key component of our strategy. We commenced our technical upgrading program in 2000, with the objective to:

- increase the efficiency of our production process by reducing unit costs;
- increase production levels;
- improve the quality and range of our products;
- increase the production of high value-added products;
- reduce energy consumption and increase our own energy generation capacity range; and
- lessen the environmental impact of our operations.

We generally analyze the economic efficiency of each of our major investment projects under the technical upgrading program on the basis of whether that project has an internal rate of return, which exceeds its estimated weighted-average cost of capital, which we currently estimate to be 14.5%. Depending on the purpose of the investment, we may set a higher return criterion of up to 25%. We do not apply these criteria to our projects which aim to lessen the environmental impact of our operations and, in relation to other projects, we cannot assure you that we will always strictly adhere to these criteria.

We are currently nearing the end of the first phase of our technical upgrading program, covering the period from 2000 to 2005. From 2000 to 2002, we made capital expenditures of $468 million, of which we estimate $368 million was for the technical upgrading program and, from 2003 to 2004, we made capital expenditures of $509 million, of which we estimate $461 million was for the technical upgrading program. During the first nine months of 2005, we made capital expenditures of $421 million, of which we estimate $367 million was for the technical upgrading program, and expect to make an additional $109 million in capital expenditures in the final quarter of 2005, of which we estimate $71 million will be for the technical upgrading program. A portion of our capital expenditure in 2005 was allocated to the operations of our subsidiary Stoilensky GOK. See "Raw Materials and Energy—Iron ore concentrate and pellets".

The table below shows details of the key projects of our technical upgrading program for our steel operations in Lipetsk for the years 2002 to 2005.

Year	Key Projects
2002	Construction of a closed-cycle, coke-oven gas final cooling unit in our coking division Construction of radial-curved continuous casting line no. 4 in BOF shop no. 1 Construction of a slitting line for hot-rolled coils in our strip finishing shop Installation of a unit for electric erosion texturing of rollers in our strip finishing shop Construction of an air separation station in our oxygen division
2003	Reconstruction of an RH-degasser in BOF shop no. 1 Reconstruction of reheating furnace no. 5 in our hot strip mill Construction of a cold-rolled coils preparation and inspection unit in our strip finishing shop Expansion of a co-generation plant with the installation of boiler no. 13 Completion of construction of our plant for the production of aerated concrete items
2004	Expansion of our coal concentrate ground warehouse Construction of a desulferization station in BOF shop no. 2 Replacement of the flash butt-welding machines on continuous pickling line no. 1 and on the cold-rolling mill in our strip finishing shop Construction of a color-coating unit with color-coating line no. 2 in our strip finishing shop Construction of hydrogen station no. 3
2005	Construction of a hot dip galvanizing unit and hot dip galvanizing line no. 3 in our strip finishing shop (October 2003 to September 2005), which has been operational from November 2005 Reconstruction of coke battery no. 1 (March 2002 to November 2005) Construction of the desulferization unit in BOF shop no. 1 (January 2004 to December 2005) Reconstruction of our water treatment units (June 2004-July 2006) Reconstruction of coke battery no. 2 (January 2005-January 2007) Reconstruction of reheating furnace no. 4 in our hot strip mill (July 2003 to March 2007) Reconstruction of the aspiration system in the casting floor of blast furnace no. 5 (April 2003 to August 2005) Reconstruction of the pickling solution regeneration section in cold strip mill no. 5 (September 2005 to December 2006) Construction of two air separation stations in our oxygen division (October 2004 to September 2007)

We have financed the first phase of our technical upgrading program primarily out of cash flows from operating activities and existing cash balances, and we plan to continue to finance the second phase of our technical upgrading program from these sources, as well as external sources of financing as appropriate.

We are in the process of formulating the second phase of our technical upgrading program, which is scheduled for the period from 2006 to 2010. We currently estimate the total cost of this second phase to be $2,700 million, of which approximately $1,640 million is expected to be allocated to our steel operations. We currently expect that the second phase of the program will pursue the following principal objectives for our steel operations:

- increasing crude steel capacity by 1.4 million tonnes and expanding hot rolling capacity up to 6.8 million tonnes;
- improving production quality control systems;
- increasing our cold-rolled sheet production and our production of high value-added products, including hot-dip galvanized sheets;
- reducing our unit operating costs by reducing our consumption of specific raw materials and energy, including coke, natural gas, electrical energy, particularly during the production of pig iron, steel and rolled sheet;
- increasing the capacity of our electricity generation facilities;
- achieving a balance between the production capacity of our facilities and our raw materials supply capacity;
- ensuring that our products continue to conform to international quality standards;
- completing the renovation of our plant's basic production assets; and
- continuing our program of environmental and safety improvements.

See "— Sales and Transportation of Products — Transportation of Products" and "— Raw Materials and Energy" for details of other estimated expenditure under the second phase of our technical upgrading program.

These plans are still under formulation, however, and it is possible that our actual expenditures and production output will differ, perhaps to a significant extent, from these estimates. See "Risk Factors — Risks Relating to Our Business and Industry — We will require a significant amount of cash to fund our capital investments, including our technical upgrading program. If we are unable to generate this cash through our operations or through external sources, this program may not be completed on schedule or at all".

Environment

We regard sustainable development as one of our key objectives. In 1975, we began to develop an Environmental Management System, or EMS, in order to monitor our environmental policy. We continued to modify and expand our EMS and, in 2002, it was certified for compliance with ISO 14001 standards by the German certification agency, TÜV CERT. Our EMS was re-certified by the same agency in 2005. Our EMS monitors current Russian and international environmental regulations, in order to enable us to comply with current regulations and implement any necessary remedial actions. We seek to anticipate potential issues, and, if we conclude that action is necessary, we are generally able to implement measures to address the problem at a relatively early stage. We also regularly hire international experts and auditing firms to assist us at various stages in this process.

As a result of our EMS, we have implemented programs to reduce the impact of our operations on the environment. For example, we have reduced our atmospheric emissions from 46 kilograms per tonne of steel in 1999 to 36 kilograms per tonne of steel in the first nine months of 2005, and, during that same period, we reduced discharges of fluid industrial waste from 7 to 6 cubic meters per tonne of steel.

Our EMS is currently evaluating the potential consequences of the recent ratification by Russia of the Kyoto Protocol. We believe that it is difficult at this time to assess accurately the potential impact of the Kyoto Protocol, as the Russian government has not yet issued any specific guidance to indicate how quotas on greenhouse gas emissions will be distributed and how other requirements arising out of the protocol will be implemented in Russia. See "Risk Factors — Risks Relating to Our Business and Industry — More stringent

environmental laws and regulations or stricter enforcement of existing environmental laws and regulations in Russia may have a significant negative effect on our operating results" and "Regulatory Matters — Environmental".

Sales and Transportation of Products

We sell our steel products through two main channels:

- to three international wholesale traders, which are unrelated parties to NLMK and are under common ownership, for onward sale to industrial customers in our overseas markets; and
- directly to primarily Russian domestic industrial customers and Russian wholesalers.

Our products are sold in over 60 countries in South-East Asia, Europe, the Middle East and North America, in addition to customers in a range of industrial sectors in Russia. In 2004, export markets accounted for 64% of our sales revenue (58% in the nine months ended September 30, 2005).

The following table shows, as percentage of our total sales revenue, the regions in which our steel products were sold for the periods indicated:

Region[(1)]	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2005
		(%)		
Russia	38.7	42.3	35.9	41.7
European Union[(2)]	15.8	15.6	17.3	13.2
North America	8.6	1.9	14.5	6.1
Middle East, including Turkey	10.2	14.1	14.0	11.2
Asia and Oceania	19.8	21.6	13.8	22.6
Other regions	7.0	4.5	4.5	5.2

(1) The regional breakdown of sales is based on the geographic location of purchasers who purchased our products from the international wholesale traders to whom we sell our products, according to information received from those wholesale traders, and/or from us. It does not reflect the geographic location of those international wholesale traders.

(2) On May 1, 2004, ten additional countries acceded to the European Union (Hungary, Poland, the Czech Republic, Slovenia, Estonia, Latvia, Lithuania, Slovakia, Malta and Cyprus). Our sales to these ten new member states of the European Union represented 3.9% of our total sales revenue to the 25 members of the European Union in 2004, compared to 5.9% in 2003. Our sales revenue for these ten countries in 2002 and 2003 in the above table is included in "Other regions".

Sales Division and marketing

Our Sales Division is responsible for the development and implementation of our pricing, sales and marketing policies, with 443 employees in total as at September 30, 2005. Our Sales Division is divided into several departments, each of which is responsible for a designated area, including export sales, domestic sales, logistics and customs clearance and marketing. Our Sales Division includes our branch, NLMK - DV, which is located in the Far East of Russia. NLMK - DV manages relations with our customers based in that part of Russia and in China. We also have a wholesale trading unit in Lipetsk, which is responsible for sales to local wholesale customers, and a trading office in Moscow.

We base our marketing strategy on the development of close, long-term relationships with the customers for our products, including end-customers who purchase our products through international wholesale traders, by seeking to provide them with a consistent quality of product, competitive pricing and timely delivery of orders. We also seek to respond to our end-customers' individual requirements, ranging from packing or delivery requirements to the development of new products. We conduct customer satisfaction surveys from time to time and also arrange meetings with customers to discuss our products and services and their specific requirements. Due to the specialized nature of our products, we do not conduct general advertising campaigns, although we publish our price lists in steel industry and other relevant trade journals. We also attend the major steel industry conventions to maintain and raise our profile, and our press service issues regular press releases in various publications to publicize significant developments in our business.

We sell our products primarily pursuant to sales contracts with our customers, including our international wholesale trading partners, typically based on standard terms and conditions. We typically agree to provide our

customers with an agreed quantity of products during the course of a 12-month period. We determine prices with our customers on a monthly basis in order to allow adjustments in line with our price lists, which we revise each month, although, in the case of some of our major customers, we may agree to fix prices for a period of three to six months. Our prices are established largely by references to price trends in the international steel market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — External Factors Affecting Our Results of Operations — Demand and price for steel in the markets in which we operate". We may in some circumstances, including, for example, for large purchase orders, offer discounted prices. Generally, we require our Russian customers to pay us in advance of the delivery of our products. We permit the international wholesale traders to whom we export our products to pay us within 60 days of delivery.

Export sales

We have long-term strategic partnerships for our export sales with three principal independent wholesale traders, Steelco, Tuscany and Moorfield, which, in 2004, purchased 43%, 30% and 17%, respectively, of our total export sales (43%, 25% and 17%, respectively, in the nine months ended September 30, 2005). Our arrangement with these three wholesale traders does not operate on an exclusive basis although, to the best of our knowledge, we have become, and currently remain, the principal customer of each international wholesale trader. In October 2004, we entered into a strategic partnership agreement with Steelco, Tuscany and Moorfield (which is scheduled to expire in December 2007), under which they agree to purchase from us in aggregate at least 70% of our total export production during the term of that agreement (40% as to Steelco, 20% as to Tuscany and 10% as to Moorfield). Under the agreement, they also provide us with market analysis, develop potential new markets for our products and cooperate with us in monitoring the requirements and feedback of our end-customers. In addition to the strategic partnership agreement, we sign specific sales contracts with each of these three wholesale traders under which we sell them an agreed volume of our products at an agreed market price, which is usually determined on a monthly basis, although prices for electrical steel products may be fixed for a period of up to six months. We typically require the wholesale traders to pay us for our steel products within 60 days of delivery. We do not determine the prices at which the wholesale traders sell the steel products that they purchase from us.

The three international wholesale traders, which are under common ownership, are unrelated parties to NLMK. These wholesale traders do not currently have any contractual relations with us or our controlling shareholder other than the strategic partnership agreement and the sale contracts for steel products. We believe that the use of the international wholesale traders allows us to access export markets at relatively low distribution costs, in return for the retention by the wholesale traders of any amount by which the purchase price paid by the end-customers of our products exceeds the purchase price that the wholesale traders paid to us for those products. We also retain the flexibility under these arrangements to continue to develop our sales strategy since we continue to maintain direct relations with the end-customers for our products, and we cooperate closely with the wholesale traders to exercise control over standards of quality and customer service and enhance our market profile. See "Risk Factors — Risks Relating to Our Business and Industry — We sell most of our exported steel products to three international wholesale traders, and any failure by these traders to satisfy their payment obligations to us, or any termination of our relationship with them, may adversely affect our business, results of operations and financial condition". The common shareholder of the wholesale traders beneficially owns approximately 1.199% of our outstanding shares. See "Principal and Selling Shareholders — Recent Changes in our Principal Shareholders".

The table below shows the proportion of our total export sales revenue attributable to our principal products for the periods indicated.

Product	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2005
Pig iron	4.2	6.6	7.8	2.6
Slabs	42.6	41.7	49.5	40.8
Hot rolled steel	18.9	16.9	15.8	17.9
Cold rolled steel	20.1	19.7	14.2	17.8
Galvanized steel	2.4	1.6	0.5	0.4
Pre-painted steel	1.3	1.8	1.3	1.4
Grain oriented steel	5.9	5.0	3.3	9.2
Non-grain oriented steel	2.8	5.6	5.9	7.0

In 2004, based on information received from the international wholesale traders to whom we sell our products, the two largest markets for our products in the European Union, as a percentage of total export sales of

our products, were Denmark (8.7%) and Italy (7.0%) (8.8% and 5.8%, respectively, in the first nine months of 2005). The principal end-customer for our products in Europe in these periods was the steel producer Dan Steel, which, in 2002, 2003 and 2004, purchased a total of 96,000 tonnes, 574,000 tonnes and 642,000 tonnes of our steel products, respectively (293,000 tonnes in the first nine months of 2005). We are currently considering whether to acquire Dan Steel, which is controlled by our controlling shareholder. Turkey was the largest market for our products in the Middle East in 2004, equivalent to 16.8% of total export sales of our products (17.8% in the first nine months of 2005). The increase of sales of our products to North America in 2004, in comparison with other markets, was largely due to the removal by the United States of certain restrictions on the import of steel. See "Regulatory Matters — Trade Barriers and Anti-Dumping Regulations". In 2004, the three largest markets for our products in South-East Asia, as a percentage of total export sales, were Taiwan (7.6%), China (4.6%) and Thailand (4.6%) (7.8%, 10.4% and 7.9%, respectively, in the first nine months of 2005).

Domestic sales

Our domestic sales generated $1,628 million of sales revenue, or 36% of our total sales revenue, in 2004 and $1,422.8 million of sales revenue, or 42% of our total sales revenue, for the nine months ended September 30, 2005. We believe we enjoyed the largest market share of sales of cold-rolled coil, pre-painted steel and electrical steel in Russia in 2004, and we were the third largest supplier in Russia, in terms of volume, of hot-rolled coil and galvanized rolled coil.

The table below shows the percentage of our domestic sales revenue that we derived from each of our principal products for the periods indicated.

Product	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2005
Pig iron	2.2	2.1	2.5	1.0
Hot rolled steel	25.2	25.5	28.7	29.1
Cold rolled steel	29.8	32.7	27.0	24.1
Galvanized steel	14.3	12.2	9.7	9.0
Pre-painted steel	13.4	10.5	9.6	9.7
Grain oriented steel	1.4	1.4	1.3	1.4
Non-grain oriented steel	2.6	2.8	2.7	2.5

In general, we sell directly to our domestic customers through our Sales Division, without using agents or trading partners. We focus on sectors, such as the automotive industry and the consumer appliances industry, which are currently enjoying strong growth in Russia.

The following table shows, as a percentage of our total sales revenue from sales of steel products in Russia, a breakdown of our sales by industry in Russia for the periods indicated.

Industry	Year ended December 31, 2002	2003	2004	Nine months ended September 30, 2005
			(%)	
Wholesale and retail traders	36	41	39	39
Metallurgy and metalworks	20	12	18	13
Automotive industry	18	15	16	17
Construction	12	15	13	15
Electric and instrument engineering	2	3	3	4
Other engineering	9	10	7	8
Consumer appliances production	3	4	4	4

The automotive sector was one of our largest single customer bases in Russia in 2004 and the nine months ended September 30, 2005. Avtovaz, Russia's largest automotive manufacturer, represented 7.1% and 5.6%, respectively, of our total volume of domestic sales in those periods.

The majority of our domestic sales are made to customers located in the European part of Russia, including the Central region, the Volga region, the North-Caucasian region and Central Black-Earth region, to which we made 37%, 17%, 10% and 9%, respectively, of our total volume of domestic sales in 2004 (33%, 15%, 10% and 8%, respectively, in the nine months ended September 30, 2005).

Transportation of products

Our relative proximity to the Baltic and Black Sea ports and our main customers in Russia, most of which are located within 1,500 kilometers of Lipetsk, helps to reduce the costs of transporting our products.

In relation to export sales, the three international wholesale traders to whom we sell our products, Steelco, Tuscany and Moorfield, typically take possession of, and take title to, the products that they purchase from us upon loading of those products into rail wagons at Lipetsk. Generally, in return for a fee which is determined by reference to market rates, we arrange transportation of these products. We are currently restructuring our transportation arrangements with the aim of providing delivery of our exported steel products on a "free on board," or FOB, basis to the international wholesale traders. Our non-wholly owned subsidiary transportation company, LLC NTK, which we acquired in 2004, manages our relations with Russian Railroads and, in relation to our exported products, the port authorities. Utilizing LLC NTK, our specialist transportation company, allows us to benefit from LLC NTK's industry knowledge of transportation and its logistical technology. We are currently implementing, as part of our technical upgrading program, a program of reconstruction at Novolipetsk railway junction in order to increase the maximum load capacity at those facilities.

From Lipetsk, we enjoy rail access to the Baltic and Black Sea ports, from where, in 2004, 95% of our exported products were transported by sea (94% in the nine months ended September 30, 2005). Our products are currently exported from the Baltic Sea ports (for our end-customers in Europe and North America) of Kaliningrad and, to a lesser extent, St. Petersburg, which is controlled by our controlling shareholder, and Novorossiysk, Tuapse and Port Yuzhny on the Black Sea (for our end-customers in the Middle East and South-East Asia). The remaining portion of our exported products is transported by rail, mainly to customers in other CIS countries.

For domestic sales, title to the products normally transfers upon loading of products into railway wagons at Lipetsk. We deliver substantially all of our domestic products by rail. Generally, in return for a fee which is determined by reference to market rates, we arrange transportation of these products. We have convenient rail access to the major steel consuming regions located in the center of the European part of Russia and the Volga region.

In order to secure more reliable access to port operations for our products and, in anticipation of the change to our delivery arrangements with our international wholesale trading partners to a FOB basis, in accordance with our policy of vertical integration, we acquired a controlling interest in the principal operator of the Black Sea port of Tuapse, Russia's fifth largest port, in 2004. We expect to transport an increasing proportion of the Black Sea exports of our traders through Tuapse, from where, in the nine months ended September 30, 2005, 1.1 million tonnes of our steel products were exported. We currently estimate that, as part of the second phase of our technical upgrading program, we will allocate approximately $60 million to the development of our port operations at Tuapse. Plans relating to the development of the Tuapse port are still being formulated, and it is possible that actual expenditures will differ, even to a significant degree, from these estimates.

Raw Materials and Energy

A significant objective of our corporate strategy is resource independence. We have pursued vertical integration opportunities to enable us to secure internal sourcing of our raw material needs. Together with KMA Ruda, Stoilensky GOK, following its acquisition by us in 2004, provided us with substantially all of our iron ore concentrate requirements in 2004 and the nine months ended September 30, 2005. In August 2005, we acquired a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. Based on our current estimates, we expect this deposit to be operational in 2008 and to provide approximately 50% of our coking coal requirements from 2009. We also internally supply other raw material and energy requirements, including, in the nine months ended September 30, 2005, producing 35% of our steel segment's electricity needs.

The principal raw materials which we use to produce steel include iron ore concentrate, pellets, coking coal, limestone and dolomite, non-ferrous metal and ferro-alloys and scrap metal. Our production operations also require water, gas, electricity, heat power and ancillary raw materials.

Almost all of the raw materials that we require for our operations are provided by suppliers located in Russia and, to a lesser extent, Ukraine and Kazakhstan. In formulating our purchase policy, we concentrate on the price and, through our Technical Control Division, the quality of our raw materials. For external suppliers outside of our group, we generally select our suppliers through a competitive tender process and then seek to establish long-term relationships with them. Generally, we sign our supply contracts for a term of one year, although some of these contracts may be terminated on up to sixty days' notice, and the prices of the raw

materials supplied by us are determined on a monthly basis. We generally pay for our supplies of raw materials following delivery, although our contract arrangements typically provide for price adjustments depending on the quality of the delivered product.

Iron ore concentrate and pellets

In 2004, we purchased a total of approximately 13.8 million tonnes of iron ore concentrate, sinter ore and pellets (8.9 million tonnes in the nine months ended September 30, 2005).

Our non-wholly owned subsidiary, Stoilensky GOK, which we acquired in 2004, supplied approximately 84.8% of our iron ore concentrate requirements in 2004 (90.0% in the nine months ended September 30, 2005). We decided to purchase the remainder of our requirements in 2004 and the first nine months of 2005 from KMA Ruda, in which we currently hold a 32.9% stake, and Lebedinsky GOK as a result of trends in the market prices for iron ore in those periods, although the total iron ore concentrate and sinter ore production of Stoilensky GOK exceeded our internal requirements in those periods. We sold approximately 14% of the total production of iron ore concentrate of Stoilensky GOK in the first nine months of 2005 to third parties. The table below shows the raw materials supplied by Stoilensky GOK and KMA Ruda for the periods indicated.

		Year ended December 31,			Nine months ended September 30,
	Fe.%	2002	2003	2004	2005
		(thousands of tonnes, except for Fe.%)			
Sinter ore	52.09	510.8	519.3	652.6	293.6
Iron ore concentrate	N/A	10,300.3	10,561.7	10,923.1	7,675.8
Stoilensky GOK	66.39	6,501.7	6,393.5	9,476.5	6,905.1
KMA Ruda	66.07	1,448.7	1,801.7	691.2	477.5
Other	N/A	2,349.9	2,366.5	755.4	293.2
Pellets	N/A	1,479.0	2,033.0	2,207.7	893.1
Blast furnace ore	41.46	23.4	35.7	40.0	20.0
Total	**N/A**	**12,315.5**	**13,149.7**	**13,823.4**	**8,882.5**

Stoilensky GOK is a conventional open-pit operation. Following a drilling and blasting stage, ore is hauled via rail to the concentrator plant. At the concentrator, the ore is crushed and ground to a fine particle size, then separated into an iron concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded from approximately 34% iron to a concentrate that contains approximately 66% iron. The current production facilities comprise an iron ore concentrate plant and a sinter ore plant.

In 2004 and the first nine months of 2005, Stoilensky GOK was the third largest iron ore producer in Russia in terms of volume. In 2004, Stoilensky GOK produced 11.0 million tonnes of ore concentrate (compared to KMA Ruda's 1.8 million tonnes) and 1.6 million tonnes of sinter ore, representing 14.6% of the total Russian iron ore production in that year. In the first nine months of 2005, Stoilensky GOK produced 8.0 million tonnes of iron ore concentrate (compared to KMA Ruda's 1.4 million tonnes) and 0.8 million tonnes of sinter ore. We expect that total volume of production of Stoilensky GOK for 2005 will be lower than in 2004, largely due to a decrease in the quality of crude ore being processed and the reconstruction of production facilities. We currently estimate that, in 2006, Stoilensky GOK will produce 11.3 million tonnes of iron ore concentrate and 1.3 million tonnes of sinter ore. Actual production levels will depend on several factors, including our ability to implement our capital expenditure program, and may vary significantly from these estimates.

In 2004, Stoilensky GOK's production costs before depreciation were $10.6 per tonne of iron ore concentrate and $4.1 per tonne of sinter ore. In the first nine months of 2005, its production costs before depreciation were $14.6 per tonne of iron ore concentrate and $6.5 per tonne of sinter ore. This increase in production costs was largely attributable to an increase in the prices of raw materials and energy that we purchased, increases in payroll costs and a decrease in production due to repair work. In the first nine months of 2005, we made, as part of our capital expenditure program, capital expenditures of $64 million in Stoilensky GOK, of which we estimate $29 million was allocated to expansion and upgrading, and, in the fourth quarter of 2005, we expect to invest a total of approximately $15 million in Stoilensky GOK, of which we estimate $13 million will be allocated to expansion and upgrading. From 2006 through 2010, we currently plan to invest a total of $570 million in Stoilensky GOK expansion and upgrading of production facilities as part of the second phase of our technical upgrading program. This investment program will include replacing existing equipment, investing in the fourth section of the processing factory and constructing a new pelletizing plant with a planned annual capacity of three million tonnes, which, based on current estimates, would make us self-sufficient in pellets. These plans are still under formulation, however, and it is possible that our actual expenditures and production output will differ, perhaps to a significant extent, from these estimates.

As at September 30, 2005, Stoilensky GOK employed approximately 5,900 personnel, of whom approximately 96% were employed in production-related functions.

In 2004, we purchased approximately 2.2 million tonnes of pellets (0.9 million tonnes in the first nine months of 2005). All of our pellet requirements were sourced externally from Russian suppliers, including Lebedinsky GOK, in which we acquired a 12% stake in 2000. We are currently considering whether to divest our stake in Lebedinsky GOK. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Disposals".

Mineral reserves of Stoilensky GOK

In accordance with Soviet methodology, which remains common practice in Russia, but differs in many respects from the methodology commonly used for open pit mines located elsewhere, the calculation of the mineral reserves Stoilensky GOK is licensed to extract is based on a cross-sectional estimate made in 2002, from which tonnage of reserves has been deducted. As a result, the reserves Stoilensky GOK is licensed to extract do not reflect any adjustments in the grade of the remaining reserve to reflect the grade of ore mined since 2002. Although Stoilensky GOK makes periodic re-estimations of the grade of the remaining reserves, the estimated tonnage and grade forecast is assumed to hold for subsequent years, which could result in inaccuracies.

We retained the international engineering firm, IMC E&E Consulting Ltd., or IMC, to conduct an independent review of the mineral reserves Stoilensky GOK is licensed to extract. The results of that review for Stoilensky GOK as at January 1, 2005 are summarized in the following table.

Ore type	Category(1)	Pit Base	Tonnes	Fe (total) %(2)	Fe (magnetic) %(2)
High Grade	B	-250m level	27,216,953	53.24	
Primary	B	-250m level	661,867,600		
Primary	C1	-250m level	776,975,080		
Total Primary	B+C1	250m level	1,438,842,680	34.20	27.68
High Grade	B+C1	-500m level	58,683,953	54.71	
Primary	B+C1	-500m level	4,962,825,180	34.72	28.45

(1) Russian categories B and C1 are generally regarded as being equivalent to Proved Reserves and Probable Reserves, respectively, in most Western resource classification systems.
(2) Not available for all categories of ore.

Although insufficient information is available to determine what proportion of these mineral reserves is economically recoverable, IMC concluded that the reserve classifications of Stoilensky GOK are prudent and cautious. On the basis of the Australasian Code for Reporting of Mineral Resources and Ore Reserves, or the JORC Code, which is increasingly used as an international industry standard, the deposits that Stoilensky GOK is licensed to mine have 1,438 million tonnes of reserves of primary ore to the –250m level. This is sufficient to sustain production at current levels for more than 60 years. As Stoilensky GOK operates on the basis of long-term licenses to extract mineral resources, in particular, a principal mining license which is due to expire on January 1, 2016, and does not have any property rights in these resources, these reserves may not be directly comparable to the reserves of the competitors of Stoilensky GOK, who may have direct ownership of the mineral resources estimated in their reserves. The principal mining license requires that Stoilensky GOK submit to the licensing authorities each year information on its compliance with the license terms and, in the event of non-compliance and a failure by Stoilensky GOK to remedy those breaches, the license may be terminated, suspended or limited upon three months' notice. See "Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fail to comply with the terms of our licenses and permits".

Coal and coke

We purchased approximately 5.5 million tonnes of coal in each of 2002, 2003 and 2004, respectively (3.8 million tonnes in the nine months ended September 30, 2005). We purchased all our coal requirements from Russian suppliers in the Kuznetsky, Vorkutinsky and Yuzhno-Yakutsky coal basins. The majority of our supplies, comprising approximately 73% of our total requirements in the first nine months of 2005, comes from the Kuznetsky basin. We have long-standing relationships with our key coal suppliers.

Although the reserves of coal in Siberia are among the largest in the world, the quality of some of the supplies which are available is variable. In accordance with our policy of vertical integration to secure our own supplies of the raw materials which we require, in August 2005, we acquired a license for the exploration and development of the Zhernovskoe-1 coal deposit in the Kemerovo region, Siberia. This license expires in 2025 and requires us to undertake exploration and development works at this deposit. According to information published by the Federal Agency for Subsoil Use at the time of the announcement of the auction, which we have not verified, the Zhernovskoe-1 deposit has estimated reserves of coking coal of 240 million tonnes (B+C1 category). We currently estimate that, from 2006 to 2010, we will invest approximately $430 million in the development of the Zhernovskoe-1 coal deposit as part of the second phase of our technical upgrading program. We currently expect that the Zhernovskoe-1 deposit will be operational in 2008. Based on our current estimates, we expect that the deposit will have an initial annual capacity of at least three million tonnes of coking coal by 2009 and will provide approximately 50% of our coking coal requirements. We currently estimate that the annual capacity of the Zhernovskoe-1 deposit will increase to six million tonnes of coking coal from 2010, and, as a result of our requirements for grades of coking coal that are not available at this deposit, we expect to sell approximately half of its output to third parties. These plans are still under formulation, however, and it is possible that our actual expenditures and production output will differ, perhaps to a significant extent, from these estimates. We may consider further acquisitions of our own coal reserves, including through participation in the auction of licenses to exploit deposits, or alliances with coal producers.

We currently produce approximately 85% to 90% of our total coke requirements from our own coke batteries. We purchase the remainder of our coke requirements (approximately 0.2 million tonnes in the first nine months of 2005) from three Russian suppliers and one Ukrainian supplier, each of whom supplies an approximately equal amount. We plan to be substantially self-sufficient in coke production following the refurbishment of our coke batteries. See "—Technical Upgrading Program" above. We are currently in talks to acquire more than 90% of the shares of a Russian coke producer. As part of this transaction, we may also acquire a number of coal producing companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Disposals".

Scrap

In 2004, we processed approximately 2.3 million tonnes of scrap, of which we purchased 1.4 million tonnes from third parties and sourced internally 0.9 million tonnes. In the first nine months of 2005, we processed approximately 1.6 million tonnes of scrap, of which we purchased 0.9 million tonnes. We have our own scrap processing facilities that allow us to utilize a wide range of sizes of steel scrap. These facilities include special cutting and packaging lines for processing the scrap so that it is ready for use in the smelting process. We source scrap both externally from companies which collect scrap metal and internally, by utilizing amortization scrap and production waste. We use scrap in all steel melting processes. The average proportion of scrap metal in the metal charge used in the smelting process is approximately 22%.

Other raw materials

We obtain limestone from our non-wholly owned subsidiary, OJSC Stagdok, whose mines are located close to Lipetsk. The estimated reserves of the deposits were 178 million tonnes as at September 30, 2005, although approximately 28% of those reserves are not currently accessible due to their location under residential property. OJSC Stagdok produced 3.15 million tonnes of limestone in 2004, of which we consumed 2.6 million tonnes. In the first nine months of 2005, OJSC Stagdok produced 2.2 million tonnes of limestone, of which we consumed 1.7 million tonnes. Assuming that the current levels of production are maintained and that our reserve estimates are accurate, we estimate that these reserves should be sufficient to meet our limestone needs for approximately 30 years. OJSC Stagdok mines the deposit under a license which is scheduled to expire in 2028.

We obtain metallurgical dolomite from our subsidiary OJSC Dolomite, whose operations are located in Dankov, close to our operations in Lipetsk. OJSC Dolomite produced 2.1 million tonnes of dolomite in 2004 and 1.4 million tonnes in the first nine months of 2005, of which we consumed approximately 57% in both periods. As of September 30, 2005, the estimated dolomite reserves of the deposits for which OJSC Dolomite holds licenses were 401 million tonnes. Assuming that the current levels of production are maintained and that our reserve estimates are accurate, we estimate that the reserves of OJSC Dolomite should be sufficient to meet our limestone needs for approximately 120 years. OJSC Dolomite mines that deposit under a license which is scheduled to expire in 2029.

We also require a wide range of ferro-alloys for our steelmaking process. We purchase most of our ferro-alloy requirements from third party suppliers, generally under annual contracts. We also require a range of

non-ferrous metals, including zinc, manganese and aluminium, for use primarily in our production of higher value-added steel products, including, for example, galvanized sheet.

Energy

The steel making process which we operate requires significant amounts of electricity and heat energy to power the blast furnaces, steel melting and rolling facilities. During 2004, we consumed 5,483 million kilowatt-hours of power energy (3,977 million kilowatt hours in the first nine months of 2005).

Our on-site power stations provided approximately 37% of our electricity requirements in 2004, (approximately 35% in the nine months ended September 30, 2005). These power stations generate electricity by burning natural gas and waste by-products, including blast-furnace gas and coke oven gas. By recycling waste by-products, we can make significant cost savings. We do not use coal to generate electricity.

We purchased approximately 63% of our electricity needs in 2004 from OJSC Lipetskenergo, a subsidiary of RAO Unified Energy Systems of Russia, the national power grid monopoly. We currently hold a 14.1% stake in OJSC Lipetskenergo. In the first nine months of 2005, we purchased approximately 65% of our electricity needs from OJSC Lipetsk Energy Sale Company, also a subsidiary of RAO Unified Energy Systems of Russia. Our current supply agreement with OJSC Lipetsk Energy Sale Company expires on January 1, 2006, although the agreement may be extended on an annual basis. We are currently negotiating the renewal of this agreement. Our supply agreement employs a dual-tariff structure, under which we pay for both available capacity and actual consumption of electricity. These tariffs are currently determined by the Regional Energy Commission of the Lipetsk region.

The cost of electricity which we produce is less than that of electricity purchased from third party suppliers. Prices for electricity in the Russian market have continued to increase and we expect further increases as a result of the significant capital expenditure requirements of the Russian electricity industry and the restructuring of that industry. See "Risk Factors — Risks Relating to Our Business and Industry — We are dependent on government-controlled companies for a substantial portion of our energy needs. Increased energy costs or an interruption in our electricity or natural gas supply could materially adversely affect our business and results of operations". We are planning to increase our self-sufficiency in electricity generation. See "— Technical Upgrading Program" above.

To generate heat, we use coking and blast furnace gases, and, during the winter period, natural gas. We use natural gas as a heat source in our reheating lines and power plants. We also use natural gas in our blast furnaces. We purchase all our natural gas supplies, including those which we use in our electricity generation plants, from Gazprom, the national gas supplier of Russia. In 2004, we purchased 1.7 billion cubic meters of natural gas (1.3 billion cubic meters in the first nine months of 2005).

Transportation of raw materials

In 2004, we received by rail substantially all our raw materials. Our principal supplier of rail transportation services is the state-owned rail monopoly, Russian Railways. Our subsidiary LLC NTK arranges on our behalf the transportation of our supplies of raw materials and, in this capacity, manages our relations with Russian Railways. See "— Sales and Transportation of Products" above.

Our suppliers of coal are located in Siberia at the Kuznetsky, Vorkutinsky and Yuzhno-Yakutsky coal basins, which are a great distance from our steel production operations in Lipetsk. The requirement to transport our coal supplies over such a distance increases both our costs of coal and the risk of disruption to these supplies. See "Risk Factors — Risks Relating to Our Business and Industry — Increased transportation costs or a disruption in transportation could significantly affect our business and financial results". Our iron ore suppliers are located within approximately 350 kilometers of Lipetsk and, therefore, our unit costs of transporting iron ore are significantly less than our unit costs of transporting coal.

In order to reduce the risks related to a failure by Russian Railroads to deliver rolling stock, we have been implementing a program of acquiring or leasing our own rolling stock. In the nine months ended September 30, 2005, our own rolling stock transported substantially all of our supplies of pellets, dolomite and lime, as well as 37% of our iron ore concentrate supplies.

Research and Development

We maintain specialist departments to carry out basic research and applied technology development activities, primarily focusing on the improvement of existing technologies and products in accordance with our

end customers' requirements, new product and equipment development and increasing production efficiency by reducing costs through changes in working practices and operational methods. Our research program is coordinated by our Engineering Center, our Technical Upgrading Center and our Resource Savings Center, which, as at September 30, 2005, employed, in aggregate, 296 researchers. We also contract with third-party consultants from the metallurgical industry to conduct reviews of our operations and feasibility studies. We have developed a working culture where our employees are encouraged to contribute ideas concerning the development of our products or production processes.

As a result of these programs and policies, in 2004, we introduced 280 modifications to our production processes and obtained 66 patents for inventions and 4 patents for design. See "— Our Steel Products" above. We spent approximately $0.5 million, $0.7 million and $0.5 million on research and development in 2002, 2003 and 2004, respectively ($0.5 million in the nine months ended September 30, 2005).

Industry Association Membership

In 2005, we became a member of the International Iron and Steel Institute, or IISI. The IISI is a non-profit research organization which aims to serve as a world forum for the international steel industry. Founded in 1967, the IISI currently has a membership from more than 50 countries, comprising approximately 115 steel producing companies, including substantially all of the world's major steel producers, and over 60 national and regional steel federations and steel research organizations.

Employees and Health and Safety

Our management considers our employees to be one of the most important assets of the organization and has implemented a personnel policy which focuses on:

- developing motivation schemes to increase labor productivity;
- ensuring a high level of industrial safety and appropriate working conditions;
- optimizing staff numbers and responsibilities to increase production efficiency; and
- increasing the level of employee skills.

Our relations with our employees, including working hours, health and safety, disputes, termination of employment, vacations and benefits, are governed, in accordance with Russian labor law, by a collective bargaining agreement, which was approved in May 2002. The collective bargaining agreement was renewed on substantially the same terms in June 2005 for a term of two years.

The number of employees of our steel operations at Lipetsk totaled approximately 46,300, 41,000 and 39,400 as at December 31, 2002, 2003 and 2004, respectively, and approximately 38,800 as at September 30, 2005. The reduction in employees from 2002 to September 30, 2005 largely resulted from our decision to introduce substantial restrictions on hiring new employees, although we also offered some voluntary redundancy settlements. As at September 30, 2005, approximately 36,300 personnel, or 91.7% of our total personnel, were employed in steel production operations. As at September 30, 2005, our personnel at Lipetsk comprised workers (75.6%), specialists (13.5%), management (9.5%) and administrative staff (1.4%).

In addition, as at September 30, 2005, we employed 7,625 personnel in total in our mining operations, including 5,904 at Stoilensky GOK, 984 at OJSC Stagdok and 737 at OJSC Dolomite. As at September 30, 2005, we also employed 1,702 personnel at OJSC TMTP and 151 personnel at LLC NTK.

From 2001 to 2004, our productivity per employee increased, in terms of output of steel per employee in our steel operations, from 162 tonnes in 2001 to 231 tonnes in 2004, an increase of 43%. In the nine months ended September 30, 2005, our productivity per employee decreased, on an annualized basis, to 218 tonnes of steel per employee in our steel operations, largely as a result of reduced production due to plant maintenance that we extended in response to the decline in steel prices in the second and third quarters of 2005.

Our staff remuneration structure consists of a base component, calculated according to the qualifications and experience of the employee, and a performance-related bonus. We increased wage levels at an annual rate of between 20% and 25%, between 2001 and 2005. The remuneration package that we offer our employees also includes mandatory and voluntary medical insurance, dental care and membership of a non-state pension fund scheme. See "— Pension Fund" below.

We regard the professional development of our staff as a key area of our human resources policy and employ a system of staff mentorship. We organize training programs for our personnel with our qualified team of instructors at our own training facilities, our scientific-research institute and state educational institutions. In addition, we have agreements with Lipetsk State Technical University to train engineers and specialists for us in accordance with our requirements and we also provide scholarships to selected students.

In 2004, we invested approximately $11.3 million in our industrial health and safety program, an increase of approximately $8.1 million from 2003, and, in the nine months ended September 30, 2005, we invested $3.8 million in that program. We have reduced the number of industrial accidents at our facilities from 70 in 1999 to 26 in 2004 (27 in the first nine months of 2005), of which the number of industrial accidents which resulted in serious injury or death was 8 in 2004 (5 in the first nine months of 2005). As a result of this program, we believe our safety record has been better than the average reported in the Russian steel industry from 2002 through the first nine months of 2005.

We also construct approximately 30,000 square meters of apartments each year for our employees. See also "Social Responsibility" below.

Pension Fund

We have established our non-state pension fund program, Sotsialnoye Razvitie NPF, in cooperation with various other organizations and enterprises. As of September 30, 2005, 29,086 of our employees were members of the pension fund.

In 2004 and in the nine months ended September 30, 2005, we paid $2.6 million and $2.1 million, respectively, into the fund. As of September 30, 2005, the fund's pension reserves were $34.2 million.

Our Other Businesses

In 1994, we acquired a controlling interest in the insurance company, LLC LIS Chance, which is based in Lipetsk. This company provides various types of insurance, including property, casualty, life, medical, vehicle and civil liability, both to third parties and to ourselves. See "— Insurance" below.

In 2000, we acquired a controlling interest in the commercial bank, OJSC Lipetskcombank, which is based in Lipetsk. The bank provides general banking services for corporate and retail customers in accordance with its general license from the CBR, a license for foreign currency operations and a license for brokerage activity. As at September 30, 2005, we had deposits and accounts of approximately $68.1 million with OJSC Lipetskcombank and, in 2003 and 2004, we used this bank to invest excess cash generated by our operating activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Equity Price Risk".

In addition, the NLMK group includes a number of other businesses, including an electricity supply company for the town of Lipetsk, agricultural producers, catering enterprises and a sports club, none of which, individually or in the aggregate, materially affect our financial condition or results of operations. We currently have no plans to expand significantly any of our non-core businesses.

Social Responsibility

In 2004, according to published figures of the Lipetsk city and regional authorities, our tax payments contributed 67% of the total tax revenues of the budget of the city of Lipetsk and 58% of the total tax revenues of the consolidated budget of the Lipetsk region. In the nine months ended September 30, 2005, our tax payments contributed 47% of the total budget of the city of Lipetsk and 57% of the consolidated budget of the Lipetsk region.

We have implemented a social responsibility program, under which we provide medical, health and recreational services to the community of Lipetsk. As part of these services, we operate a medical complex for use both by our employees and the other residents of the Lipetsk region. In 2004, we spent approximately $2.1 million on the provision of healthcare services ($2.0 million in the first nine months of 2005), in addition to our tax payments to municipal and state authorities.

Insurance

The insurance industry is not yet well developed in Russia, and many forms of insurance protection that are common in more economically developed countries are not yet available in Russia on comparable terms,

including coverage for business interruption. At present, we insure the main plant items at our steel production operations in Lipetsk against a range of risks, including fire, explosion and acts of nature, and we also insure against machinery and equipment breakdown. We insure this property for the cost of reconstruction. We maintain this insurance with our subsidiary, LLC LIS Chance and substantially all of this insurance is currently re-insured with international insurers, including Swiss Re, AIG and Munich Re, as well as the Russian insurer, OJSE SK Progress Garant.

We also maintain, in accordance with the requirements of Russian law, insurance against third-party liability for injuries and losses, including environmental damage, caused by dangerous substances and accidents on our production sites. In 2004, we paid, in total, premiums of approximately $5.6 million ($4.3 million in the first nine months of 2005), of which approximately $3.1 million ($2.1 million in the first nine months of 2005) was paid, directly or through reinsurance premiums, to third party insurers.

We do not currently have business interruption insurance, although we are developing plans to acquire insurance against this risk. We are also currently finalizing arrangements with the Russian subsidiary of an international insurer and international re-insurers for the provision of insurance for our directors and officers.

See "Risk Factors -- Risks Relating to Our Business an Industry — We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in a substantial property loss and inability to rebuild in a timely manner or at all".

Litigation

We have been and continue to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, enquiries and actions regarding tax, labor, anti-dumping and other matters, which, in the past, have resulted in damage awards, settlements or administrative sanctions, including fines.

On November 27, 2005, after we publicly announced our intention to float, reports appeared in the press indicating that David and Simon Reuben may commence legal proceedings relating to shares in NLMK. While we are not aware of any such legal proceedings having been commenced as of the date hereof, to the extent such proceedings are commenced in the future, we are not aware of any legal basis for a claim against us or our controlling shareholder that may be brought by those persons.

We are not, nor have we been, involved in any governmental, legal or arbitration proceedings during the 12 months preceding the date of this prospectus that may have, or have had in the recent past, significant effects on our financial position or profitability nor are we aware that any such proceedings are pending or threatened.

Due to uncertainties in the legal and regulatory process, we cannot assure you that we will not become subject to proceedings or adjudications in the future that could have a material adverse effect on us, our results of operations or our financial condition. See "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Shares and GDSs" and "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect our business, financial condition, results of operations and prospects".

MANAGEMENT AND CORPORATE GOVERNANCE

Board of Directors

The Board of Directors is responsible for general management matters, with the exception of those matters designated by law and our charter as being the exclusive responsibility of the General Meeting of Shareholders. For a more detailed discussion of the responsibilities of the Board of Directors, see "Description of Share Capital and Certain Requirements of Russian Legislation".

Our Board of Directors currently consists of nine members. Four members of our Board of Directors, including Mr. Randolph Reynolds, a U.S. citizen, are independent directors in accordance with the criteria set out in the Joint Stock Companies Law and our Corporate Governance Code, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. We refer to those directors as independent directors and we intend to maintain at least three such independent directors on our Board following the offering.

The table below shows the current members of our Board of Directors. All of our current directors were elected on May 20, 2005 and their terms expire on the date of our next annual shareholders' meeting. The business address for all our directors is Pl. Metallurgov 2, Lipetsk 398040, Russian Federation.

Name	Year of Birth	Position
Mr. Vladimir Lisin	1956	Chairman of the Board of Directors and head of Strategic Planning Committee
Mr. Vladimir Skorokhodov	1951	Director and Deputy Chairman
Mr. Oleg Bagrin	1974	Director
Mr. Igor Fedorov	1966	Director
Mr. Nikolai Gagarin	1950	Director
Mr. Dmitriy Gindin	1946	Director (Independent) and acting head of Remuneration, Nomination and Social Policy Committee
Mr. Oleg Kiselyev(1)	1953	Director (Independent)
Mr. Nikolai Lyakishev	1929	Director (Independent)
Mr. Randolph Reynolds	1941	Director (Independent) and head of Audit Committee

(1) Mr. Kiselyev submitted his resignation from the Board of Directors on November 23, 2005.

Mr. Vladimir Lisin has been a member of our Board of Directors since 1996 and has been the Chairman of our Board of Directors since 1998. Since 2001, Mr. Lisin has been the chairman of the board of directors of LLC Rumelco, one of our shareholders, having served as its general director in 2000. He was a member of the board of directors of OJSC Zenit Bank from 2001 to 2003 and a member of the board of directors of OJSC GMK Norilsk Nickel from 2002 to 2003. Since 2003, Mr. Lisin has been a member of the board of directors of CJSC Chernomorneftegaz. Mr. Lisin is a bureau member of the Russian Union of Industrialists and Entrepreneurs (Employers) and the head of its Lipetsk branch. Since June 2005, he has been the chairman of the supervisory board of the non-profit partnership Russian Steel Consortium, previously having served as its president. He holds various patents in metallurgy processes and has published numerous articles on, economics metallurgy and ecology. Mr. Lisin holds various positions in a number of sports organizations. Mr. Lisin is a professor of the Academy of National Economy (since 1999) and a director on the board of the International Iron and Steel Institute. He is a holder of the Council of Ministers' award in the science and engineering field, the Honorary Metallurgist of Russia, the Knight of the Order of Honor of the Russian Federation and the Knight of Order of Sergiy Radonezhsky. Mr. Lisin graduated from the Siberian Metallurgical Institute in 1979 and, in 1992, obtained a degree in economics and management at the Academy of National Economy under the Government of Russia.

Mr. Vladimir Skorokhodov has been a member of our Board of Directors since 1996. Since 2003, Mr. Skorokhodov has been the Deputy Chairman of our Board of Directors and since 1999, a Deputy General Director of Rumelco Ltd. Since 2003, Mr. Skorokhodov has been a professor at the Lipetsk State Technical University. Mr. Skorokhodov graduated as a metallurgical engineer from the Moscow State Steel and Alloys Institute.

Mr. Oleg Bagrin has been a member of our Board of Directors since 2004. Mr. Bagrin worked in AKB Autobank from 2000 to 2002 as the Head of the Treasury and, from 2002 to 2003, as the Deputy Chairman. From 2003 to

2005, Mr. Bagrin was the Director for Financial Asset Management of LLC Rumelco. He has been the General Director of CJSC IC Libra Capital since 2005. Mr. Bagrin has a graduate and post-graduate degree in economics from the State Management University and a degree in business administration from the University of Cambridge.

Mr. Igor Fedorov has been a member of our Board of Directors since 2002. Mr. Fedorov has been an advocate and partner with the Advocate Bureau Reznik, Gagarin, Abushakhmin and Partners since 2000. Mr. Fedorov has been a Chairman of the board of directors of OJSC Sea Port of St. Petersburg since November 2004. Mr. Fedorov graduated in law from Moscow State University.

Mr. Nikolai Gagarin has been a member of our Board of Directors since 2001. Since 2003, Mr. Gagarin has been Chairman of the Council of the Advocate Bureau Reznik, Gagarin, Abushakhmin and Partners having served as its Managing Partner from 1999 to 2003. Mr. Gagarin has been a member of the board of directors of CJSC Chernomorneftegaz (since 2002) and its Chairman (since 2003). Since 2004, he has been a member and the Chairman of the board of directors of OJSC TMTP. Mr. Gagarin graduated in law from Moscow State University.

Mr. Dmitriy Gindin has been a member of our Board of Directors since 2004 and was the President of LLC Management Holding Company Metalloinvest from 2001 to 2005. Mr. Gindin has been the President of the association Agroindustrial Corporation Stoylenskaya Niva since 2004 and a General Director of OJSC Moscow Plant Sapfir since 1997. Mr. Gindin graduated as a metallurgical engineer from the Moscow State Steel and Alloys Institute.

Mr. Oleg Kiselyev has been a member of our Board of Directors since 2004. Since 2001, Mr. Kiselyev has been a director of Mosexpo-Metall LLC. Mr. Kiselyev was the General Director of CJSC Shestoi Kanal in 2002 and the non-commercial partnership Media Socium from 2002 to 2004. From June 2004 to October 2005 Mr. Kiselyev was the President, and a member of the management board and board of directors, of Renaissance Holdings Management Limited, and he was also a member of the board of directors of Renaissance Capital Holdings Limited in that period. From February to October 2005, Mr. Kiselyev was an Investment Counsel and a director of Renaissance Capital — Financial Consultant LLC. Mr. Kiselyev graduated as a metallurgical engineer from the Moscow State Steel and Alloys Institute. On November 23, 2005, Mr. Kiselyev submitted to the Board of Directors his letter of resignation, in which he relinquished his duties as a Board member with immediate effect. As a matter of Russian corporate law, he will remain a director and his termination as director will become effective only when the whole Board of Directors is re-elected during the next annual shareholders meeting.

Mr. Nikolai Lyakishev has been a member of our Board of Directors since 2005. From 1987 to 2004, Mr. Lyakishev was the director of the Baikov's Institute of Metallurgy and Materials Science of the Russian Academy of Sciences, where he currently holds the post of research manager. Mr. Lyakishev graduated as a metallurgical engineer and has a doctorate in technical sciences from the Moscow State Steel and Alloys Institute.

Mr. Randolph Reynolds has been a member of our Board of Directors since 2005. Mr. Reynolds was Vice-Chairman and Executive Officer of Reynolds Metal Company and a member of its board of directors until 2000. From 2000 to 2002, Mr. Reynolds was the President and owner of Industrial Advisors, Inc. Since 2002, he has been the President and owner of Industrial Advisors Services, Inc. and Reynolds Development. Mr. Reynolds is a member of the board of directors of the American Red Cross — Greater Richmond Chapter, USA, a member of the board of directors of the Carpenter Company, and the Chairman of the Defense Enterprise Fund. Mr. Reynolds graduated with a degree in business from Bellarmine College, Kentucky, United States.

Management Board

The Management Board is our collective executive body and is appointed by the Board of Directors. The Management Board is principally responsible for the day-to-day management of our business. The General Director exercises executive authority over all activities, except for issues assigned to the exclusive competence of the General Meeting of Shareholders or the Board of Directors.

The table below shows the current members of our Management Board. The business address for all members of the Management Board is Ploshad Metallurgov, 2, Lipetsk 398040, Russian Federation.

Name	Year of Birth	Position
Mr. Vladimir Nastich	1953	Chairman of the Management Board — General Director
Ms. Galina Aglyamova	1961	Deputy General Director for Economics and Finance
Mr. Igor Anisimov	1965	Director for Purchasing
Mr. Pavel Gorodilov	1957	Director for Sales
Mr. Anatoly Koryshev	1944	Director of the Repair Plant
Mr. Alexander Kravchenko	1955	Director for Legal Issues
Mr. Viktor Khripunkov	1960	Director for Security
Mr. Sergey Melnik	1961	Director for Human Resources and Administration
Mr. Sergei Perekatov	1959	Director for Construction and Building Maintenance
Mr. Sergey Rakitin	1954	Technical Director and Chief Engineer
Mr. Vladislav Smirnov	1949	Deputy General Director, Power and Energy
Mr. Alexander Sokolov	1961	Director for Accounting — Chief Accountant
Mr. Vladimir Tretyakov	1960	Director for Information Technologies
Mr. Stanislav Tsyrlin	1968	Director for Strategy and Management System
Mr. Vyacheslav Vorotnikov	1954	Director for Production

Mr. Vladimir Nastich has been a member of our Management Board since 1996. In 2004, Mr. Nastich was elected our General Director, having served as our Chief Engineer — First Deputy Director General from 2000 to 2004. From 1988 to 2000, Mr. Nastich was our Metallurgy Director and has previously held various positions since joining us after graduating in 1975. Mr. Nastich is also a member of the supervisory boards of the Charity Fund of Social Security Miloserdije and the private pension fund Sotsialnoye Razvitie NPF as well as a member of the founders' council of the Autonomous Non-Commercial Sports Organization Sports Club Lipetsky Metallurg. Mr. Nastich graduated from Donetsk Polytechnic Institute with a major in metal forming.

Ms. Galina Aglyamova has been a member of our Management Board since 2000. Since March 2005, Mrs. Aglyamova has been the Deputy General Director for Economics and Finance, having previously served as our Director for Economics and Finance (2002 to March 2005) and Director for Economics (2000 to 2002). Mrs. Aglyamova is a member of the boards of directors of OJSC Stoilensky GOK and OJSC Lipetskcombank. Mrs. Aglyamova is also a member of the presidium of the Charity Fund of Social Security Miloserdije, a member of the council of the private pension fund Sotsialnoye Razvitie NPF and a member of the founders' council of the Autonomous Non-Commercial Sports Organization Sports Club Lipetsky Metallurg. Mrs. Aglyamova graduated as an engineer-economist from the Moscow State Steel and Alloys Institute.

Mr. Igor Anisimov has been a member of our Management Board since 2001. In 2001, Mr. Anisimov was appointed our Director for Purchasing, having served as our Deputy Director for Purchasing, and Head of the Equipment and Import Purchasing Department from 1997 until 2001. Mr. Anisimov graduated in law from the Karaganda State University and qualified as an economist from the All-Russia Distance Institute of Finance and Economics.

Mr. Pavel Gorodilov has been a member of our Management Board since 1996. Since 1998, Mr. Gorodilov has been our Director for Sales. Mr. Gorodilov qualified as an engineer-system analyst from Novocherkassk Polytechnic Institute.

Mr. Anatoly Koryshev has been a member of our Management Board since 1994. Since 1993, Mr. Koryshev has served as our Director of the Repair Plant. Mr. Koryshev graduated as a mechanical engineer from Lipetsk Polytechnic Institute.

Mr. Alexander Kravchenko has been a member of our Management Board since 1996. Since 2001, Mr. Kravchenko has served as our Director for Legal Issues, having been our Head of the Legal Department from 1997 to 2001. From 2004 to August 2005, Mr. Kravchenko was the Chairman of the board of directors of OJSC North Oil and Gas Company. Mr. Kravchenko is a member of the boards of directors of OJSC Stoilensky GOK, OJSC TMTP, OJSC Bank Zenit and OJSC Lipetskcombank. Mr. Kravchenko is also a member of the presidium

of the Charity Fund of Social Security Miloserdije and a member of the council of the private pension fund Sotsialnoye Razvitie NPF. Mr. Kravchenko graduated in law from the Kharkov Legal Institute.

Mr. Viktor Khripunkov has been a member of our Management Board since 2005. Since 2000, Mr. Khripunkov has been our Director for Security. Mr. Khripunkov is a member of the founders' council of the Autonomous Non-Commercial Sports Organization Sports Club Lipetsky Metallurg. Mr. Kripunkov graduated as an engineer metallurgist from Lipetsk Metallurgical College and has a graduate (from the Saratov Legal Institute) and post-graduate degree in law.

Mr. Sergey Melnik has been a member of our Management Board since 2003. Since 2004, Mr. Melnik has been our Director for Human Resources and Administration, having previously served as our Security Division Consultant between 2003 and 2004. From 2001 to 2003, Mr. Melnik held the position of manager at LLC Vimet and, in 2001, served as a manager at LLC Larmet following completion of his military service. Mr. Melnik is also the Chairman of the presidium of the Charity Fund of Social Security Miloserdije and the Deputy Chairman of the council of the private pension fund Sotsialnoye Razvitie NPF, as well as a member of the founders' council of the Autonomous Non-Commercial Sports Organization Sports Club Lipetsky Metallurg. Mr. Melnik graduated in military and political studies from the Lvov Higher Military-Political School. Mr. Melnik is a cousin of the Chairman of our Board of Directors, Mr. Vladimir Lisin.

Mr. Sergei Perekatov has been a member of our Management Board since 2005. Since 2000, Mr. Perekatov has served as the Director for Construction and Building Maintenance. From 2004 to 2005, Mr. Perekatov was a member of the board of directors of OJSC Lipetsky Guipromez. Mr. Perekatov is a member of the founders' council of the Autonomous Non-Commercial Sports Organization Sports Club Lipetsky Metallurg. Mr. Perekatov graduated as a mechanical engineer from the Penza Institute of Technology, which was attached to the Karaganda Steel Plant in Kazakhstan.

Mr. Sergey Rakitin has been a member of our Management Board since 2004. Since 2005, Mr. Rakitin has been our Technical Director and Chief Engineer, and he has previously held several management positions with us, including Chief Engineer (2004 to 2005), Head of Plate Rolling Unit No. 3 (2002 to 2004), Head of the Plate Rolling Production (2000 to 2002) and Deputy Head of the Mechanical and Energy Equipment of Plate Rolling Unit (1991 to 2000). Mr. Rakitin graduated as a mechanical engineer from the Magnitogorsk Institute of Mining and Metallurgy.

Mr. Vladislav Smirnov has been a member of our Management Board since 1997. Since 2004, Mr. Smirnov has served as our Deputy General Director, Power and Energy, having previously served as our Director for Power and Energy Services from 1997 to 2004. Mr. Smirnov has been a member of the board of directors of OJSC Lipetskoblgas since 2000 and, since 2004, he has held the position of the General Director and a member of the board of directors of LLC Lipetsk City Power Company. He was a member of the boards of directors of OJSC Lipetskenergo (from 2001 to June 2005) and OJSC Criogenmash (from 2000 to 2001). Mr. Smirnov graduated as a thermal physics engineer from the Moscow Energy Institute.

Mr. Alexander Sokolov has been a member of our Management Board since 1999. Since 2000, Mr. Sokolov has been our Director for Accounting — Chief Accountant, having previously served as our Accounting, Reporting and Audit Director between 1999 and 2000 and as our Head of the Internal Audit Department in 1999. Since 2004, Mr. Sokolov has also been a senior tutor at the Lipetsk branch of the All-Russian Distance Institute of Finance and Economics. Mr. Sokolov is a member of the presidium of the Charity Fund of Social Security Miloserdije and a member of the council of the private pension fund Sotsialnoye Razvitie NPF, as well as a member of the founders' council of the Sports Club Lipetsky Metallurg. Mr. Sokolov is also the Chairman of the council of the Lipetsk Regional Territorial Institute for Professional Accountants, a member of the president council of the Institute for Professional Accountants of Russia and a member of the management board of the National Council for Financial Reporting. Mr. Sokolov has qualified in mechanical engineering, economics and law from the Voronezh Forestry Engineering Institute, the Voronezh State Agronomic University and the Moscow Griboedov Institute for International Law and Economics, respectively.

Mr. Vladimir Tretyakov has been a member of our Management Board since 2003. Mr. Tretyakov has been our Director for Information Technologies since 2000, having previously been a professor at the Rolling Production Faculty of Lipetsk State Technical University. From 2004 to 2005, Mr. Tretyakov was a member of the board of directors of OJSC Lipetsky Guipromez. Mr. Tretyakov graduated as a metallurgical engineer from the Lipetsk Polytechnic Institute.

Mr. Stanislav Tsyrlin has been a member of our Management Board since 2005. Since 2004, Mr. Tsyrlin has been our Director for Strategy and Management Systems. From 1996 to 2003, Mr. Tsyrlin held positions at the Boston Consulting Group, including Deputy Director (from 2000 to 2003) and Head of Projects (in 2000). He served as an assistant to the chief consultant at LLC Rumelco between 2003 and 2004. Mr. Tsyrlin graduated as an engineer-physicist from the Moscow Physical & Engineering Institute and obtained a degree in business administration (MBA) from the University of Stanford.

Mr. Vyacheslav Vorotnikov has been a member of our Management Board since 2005. Since 2005, Mr. Vorotnikov has been our Director for Production, having previously served as our Deputy Director for Production from 2000 to 2005. Mr. Vorotnikov graduated as an economist from the All-Union Distance Institute Finances & Economics Institute.

Other Management

In addition to the members of the Management Board of NLMK, our group's senior management includes Mr. Alexander Saprikin, who has been the Chairman of the board of directors of Stoilensky GOK since 2004. From 1998 to 2002, Mr. Saprikin was the general director of LLC Rudprom. Since 2002, he has been the head of the raw materials market analysis department of LLC Rumelco. Mr. Saprikin has been the chairman of the board of directors of KMA Ruda since 2002 and a member of the board of directors of OJSC Stagdok (since 2003), OJSC Chernomorneftegaz (since 2004), OJSC Dolomite (since 2005) and LLC Trading House NLMK (since 2005). Mr. Saprikin is the brother-in-law of the Chairman of our Board of Directors, Mr. Vladimir Lisin.

Certain Proceedings Against Our Management

We refer collectively to the members of our Management Board and Mr. Saprikin, in his capacity as Chairman of the board of directors of Stoilensky GOK, as our Management. At the date of this prospectus, no member of our Board of Directors or Management for at least the previous five years:

- has any convictions in relation to fraudulent offences;
- has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies, of any company at the time of or preceding any bankruptcy, receivership or liquidation; or
- has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

In October 2005, Mr. Kiselyev was charged by the Moscow Department of the Russian Ministry of Internal Affairs (Moscow GUVD) in a criminal case relating to a conflict involving certain shares in OJSC Mikhailovsky GOK (which operates one of Russia's largest iron ore plants). An investigation is currently ongoing in this case. This case has no relation to NLMK or to Mr. Kiselyev's activities as a member of our Board of Directors. On November 23, 2005, Mr. Kiselyev submitted a letter of resignation to the Board of Directors.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by us to our Directors and our Management as a group for services as Directors of NLMK and Management, respectively, during the year ended December 31, 2004 was approximately $109,500 and $703,718, respectively, in salary and $246,667 and $468,311, respectively, in bonuses. NLMK has its own non-state pension fund program for employees, in which Directors and members of our Management Board may also participate. In 2004, we did not make any aggregate contributions to this program for the benefit of Directors and our Management. Service contracts with our directors and with the Chairman of the Board of Directors of Stoilensky GOK do not provide for special benefits upon termination of employment. Service contracts with the members of our Management provide for payment of the equivalent of five months' salary upon termination without cause.

We also pay management consultancy fees to LLC Rumelco, which is owned and controlled by the Chairman of our Board of Directors and controlling shareholder, and which indirectly holds approximately 7.5% of our shares. LLC Rumelco currently employs our Director, Mr. Skorokhodov, and the Chairman of the Board of Directors of Stoilensky GOK, Mr. Saprikin. In 2002, 2003, 2004 and the nine months ended September 30, 2005, LLC Rumelco paid to our Directors $48,000, $54,000, $60,000 and $44,000, respectively. In addition, we have granted interest-free loans to members of our Management. See "Transactions with Related Parties".

Interests of Directors and Management

The following table shows the beneficial ownership of our shares as at the date of this prospectus by the current members of our Board of Directors and Management.

Name	Number of shares held[(1)]
Mr. Vladimir Lisin	5,384,894,421
Mr. Igor Fedorov[(2)]	6,000,000
Mr. Vladimir Nastich	11,011
Ms. Galina Aglyamova	10,010
Mr. Igor Anisimov	102,010
Mr. Pavel Gorodilov	13,013
Mr. Alexander Kravchenko	11,011
Mr. Viktor Khripunkov	10,010
Mr. Sergei Rakitin	10,010
Mr. Alexander Sokolov	10,010
Mr. Vyacheslav Vorotnikov	10,010

(1) In addition, some of our directors and members of our Management may be considered to beneficially own shares held by Costen Holdings Limited. See "Principal and Selling Shareholders".

(2) Mr. Fedorov beneficially owns shares held by Akraktos Technologies Limited. See "Principal and Selling Shareholders".

None of our directors and members of our Management Board has any options over our shares.

Our controlling shareholder and the Chairman of our Board of Directors has direct and indirect interests in companies with which we have engaged in transactions, including those in the ordinary course of business. See "Transactions with Related Parties". As a result, potential conflicts of interests between his duties to us and his private interests could arise. Under Russian legislation, certain transactions defined as "interested party transactions" require approval by our disinterested directors or shareholders. See "Description of Share Capital and Certain Requirements of Russian Legislation — Interested Party Transactions".

Corporate Governance

Corporate governance of NLMK has historically been carried out in accordance with the Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, our charter and other internal documents. We comply with the corporate governance regime of the Russian Federation, although many concepts of corporate governance that are prevalent in Western Europe and the United States are considerably less developed in Russia. For example, securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties, are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in Western Europe or the United States. See "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited".

Corporate Governance Code

On December 3, 2004, we adopted a new Corporate Governance Code. In formulating this code, we were guided both by applicable Russian laws and regulations and the principles recommended in the OECD Principles of Corporate Governance. Our Corporate Governance Code sets out principles and standards for our relations with our shareholders, the composition and proceedings of our Board of Directors, the role of our executive officers, disclosure of information and the auditing of our financial performance. Key provisions of our Corporate Governance Code include the principle of equal treatment of all our shareholders, a commitment to maintain at least three independent directors and the establishment of three board committees. See "— Board committees".

Our Corporate Governance Code also includes a commitment to transparency. In addition to our obligations under the disclosure standards established by Russian legislation and the requirements of the Federal Service for Financial Markets, we aim to ensure timely and precise public disclosure of data on all significant issues, including our operating results, financial position, ownership and corporate governance.

We believe that our Corporate Governance Code will help to ensure that we are managed and monitored in a responsible and value-driven manner and that the rights of our shareholders and investors are protected.

Board committees

In February 2005, we formed three board committees, which will be responsible for supervising our audit, strategic planning and remuneration, nominations and social policy, respectively.

Our Audit Committee is headed by our independent Director, Mr. Randolph Reynolds, and also includes our Directors, Mr. Oleg Bagrin and Mr. Igor Fedorov. The purpose of this committee is to assist our Board of Directors with its oversight responsibilities regarding the quality and integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of our internal audit function and independent auditor. In addition to our Audit Committee, we maintain a Review Commission in accordance with the requirements of the Joint Stock Companies Law. See "Description of Share Capital and Certain Requirements of Russian Legislation".

Our Strategic Planning Committee is headed by the Chairman of our Board of Directors, Mr. Vladimir Lisin, and also includes our Director and Deputy Chairman of the Board of Directors, Mr. Vladimir Skorokhodov, and our Directors, Mr. Nikolai Gagarin and Mr. Nikolai Lyakishev. The purpose of this committee is to assist our Board of Directors with our strategic development and long-term planning.

Our Remuneration, Nomination and Social Policy Committee includes our independent Director, Mr. Dmitriy Gindin, who is the acting head of this committee, and the members of our Management Board, Mr. Stanislav Tsyrlin and Mr. Sergey Melnik. The purpose of this committee is to assist our Board of Directors with developing all aspects of our personnel policy, including remuneration and appointments, and formulating our social policy in our local communities.

TRANSACTIONS WITH RELATED PARTIES

The following describes transactions we have entered into with affiliates and other entities and persons known to us, in which either we or our management, directors or major shareholders have a controlling interest or over which they have a significant influence, and which we believe are material to us or to the other party. For the description of certain other transactions with related parties, see Note 24 to the financial statements included in this prospectus. In 2002, 2003, 2004 and the nine months ended September 30, 2005, the aggregate revenues from related party transactions comprised 0.9%, 1.0%, 1.0% and 0.8%, respectively, of our total consolidated revenues for those periods. We believe that the terms of these transactions were, except for the interest free loans and transactions relating to our social commitments described below, determined by reference to market prices and terms.

- We acquired a 59.8% stake in Stoilensky GOK in March 2004 and a 31.1% stake in November 2004. These two stakes were acquired by us from entities indirectly controlled by our controlling shareholder for the combined consideration of $636,453,000. In October and November 2004, we acquired 5.6% of the common shares of Stoilensky GOK at an auction for the sale of the state-owned shareholding and from other unrelated minority shareholders of Stoilensky GOK. Our acquisitions of Stoilensky GOK shares subsequent to the acquisition of a 59.8% stake in March 2004 were carried out at a substantially lower price per share than the acquisition of the 59.8% stake, as no control premium was paid. We also purchased iron ore concentrate from Stoilensky GOK prior to our acquisition of a controlling interest in that company. See "Business — Raw Materials and Energy".
- In 2004, we acquired shares in our subsidiaries OJSC Dolomite, OJSC Stagdok and LLC NTK and shares in OJSC Lipetskenergo for a total of $3.6 million. In 2004, we sold shares in OJSC Moscow Tube Plant Filit, OJSC Almetyevsky Tube Plant, OJSC Engels Tube Plant and CJSC Korpus for a total of $5.6 million. All these transactions were entered into with parties indirectly controlled by our controlling shareholder. See "Business — Raw Materials and Energy".
- In 2003, we sold our shares in OJSC Kuzbassugol to Immenso Enterprises Limited, an entity controlled by our controlling shareholder, for $38.1 million. See "Management Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Disposals".
- We are a party to an agreement for the provision of consultancy services with LLC Rumelco (the agreement was executed on February 4, 2003 and expires on January 1, 2006; prior to February 4, 2003 a similar agreement was in place). LLC Rumelco is owned and controlled by our controlling shareholder. Rumelco LLC's fee is based on an hourly rate that varies between $75 and $500 per hour. In 2002, 2003, 2004 and the nine months ended September 30, 2005, Rumelco LLC's total fees for consultancy services came to $1.9 million, $2.3 million, $2.6 million and $2.1 million, respectively. LLC Rumelco employs some of our Directors and other personnel. See "Management and Corporate Governance — Remuneration of Directors and Management". LLC Rumelco also indirectly owns 7.52% of our shares. In 2004 and the nine months ended September 30, 2005, our sales to LLC Rumelco amounted to $0.3 million and $0.4 million respectively.
- We have acquired raw materials and technological equipment from, and sold our products to, LLC Rudprom, OJSC Trubostal, LLC NLK and CJSC Englesk Pipe Works, entities indirectly controlled by our controlling shareholder. The total amount of our sales to these entities in 2002, 2003, 2004 and the nine months ended September 30, 2005 was $14.7 million, $20.1 million, $41.7 million and $21.1 million, respectively. The total amount of our purchases from these entities in 2002, 2003, 2004 and the nine months ended September 30, 2005 was $46.0 million, $74.9 million, $109.7 million and $12.3 million, respectively.
- In 2003 and during the first nine months of 2004, LLC NTK retained agency fees of $3.0 million and $7.6 million, respectively, for the transportation of raw materials and our products. We also pay railroad tariffs to LLC NTK that LLC NTK remits to Russian Railroads. Prior to November 2004, when we acquired a 60% stake in LLC NTK, LLC NTK was indirectly controlled by our controlling shareholder.
- We have acquired electricity from OJSC Lipetskenergo and its sister companies, the entity in which we hold a 14.1% stake and our controlling shareholder indirectly holds a 23.5% stake, as well as from subsidiaries of OJSC Lipetskenergo and its sister companies. The total amount of our purchases from OJSC Lipetskenergo and its sister companies in 2003, 2004 and the nine months ended September 30, 2005 was $85.7 million, $106.4 million and $106.6 million, respectively. We have also sold some of our products to OJSC Lipetskenergo. The total amount of our sales to OJSC Lipetskenergo and its sister companies in 2003, 2004 and the nine months ended September 30, 2005 was $3.2 million, $2.0 million

and $5.7 million, respectively. We continue to purchase energy from, and sell products to, OJSC Lipetskenergo. See "Business — Raw Materials and Energy".

- Our subsidiary bank has extended loans to CJSC Korpus, LLC NLK and LLC Rudprom, entities indirectly controlled by our controlling shareholder, and also OJSC Lipetskenergo. The aggregate outstanding amount of loans to those related parties in 2002, 2003, 2004 and the nine months ended September 30, 2005 was $1.3 million, $9.2 million, $7.5 million and $6.6 million, respectively.
- As of December 31, 2003, December 31, 2004 and September 30, 2005, bank deposits and other amounts in current accounts with our subsidiary bank of parties related to our controlling shareholder or our other management amounted to $8.2 million, $28.6 million and $53.0 million, respectively.
- We have leased equipment from LLC NLK, an entity indirectly controlled by our controlling shareholder. The amount of capital lease liabilities to LLC NLK incurred during 2002, 2003 and 2004 was $4.7 million, $17.0 million and $19.9 million, respectively. In the first quarter of 2005, all our capital lease transactions with LLC NLK were terminated.
- In 2002, 2003, 2004 and the nine months ended September 30, 2005, we granted interest free loans to our management in a total amount of $43,000, $40,000, $71,000, and $333,000, respectively. The aggregate amount of these loans outstanding as of December 31, 2002, 2003, 2004 and September 30, 2005 was $41,000, $38,000, $6,000 and $266,000, respectively. These loans were granted in accordance with the terms of the employment agreements with our management, which, as part of our incentive scheme, grant management the right to receive relatively small interest-free loans.
- In 2002, we granted an interest free loan of $85.0 million to CJSC LKB Invest in order to finance the acquisition of NLMK shares. In 2003, CJSC LKB Invest was acquired by LLC Rumelco, an entity owned and controlled by our controlling shareholder. In 2003, the loan was fully repaid.
- In 2002 and 2003, we issued guarantees for the obligations of our subsidiary, LLC NTK, as part of an equipment purchase financing transaction, amounting to $7.6 million and $39.0 million, respectively. In 2004, these guarantees ceased to be effective and there were no guarantees issued to related parties as of September 30, 2005.
- We have made contributions to Socialnoe Razvitie NPF, a non-governmental pension fund controlled by our management. The total amount of contributions for 2002, 2003, 2004 and the nine months ended September 30, 2005 was $1.9 million, $2.2 million, $2.6 million and $2.1 million, respectively. These contributions were made as part of our social commitments.
- In 2004, we made contributions to the charity fund controlled by our management in an aggregate amount of $6.9 million. These charity contributions were made as part of our social commitments.

In addition to the transactions described above, we enter into transactions in the regular course of business with parties who may be considered "interested" parties for the purposes of the Joint Stock Company Law, which we believe are not material to ourselves or the other party. These transactions have included bank deposits that we have made with banks whose board members include members of our management. We also from time to time engage the Advocate Bureau Reznik, Gagarin, Abushakhmin and Partners and the investment bank Renaissance Capital, each of which have partners or management who are, or have been, members of our Board of Directors. See "Management and Corporate Governance — Board of Directors".

See "Risk Factors — Risks Relating to Our Business and Industry — We have engaged and may continue to engage in transactions with related and other parties that may present conflicts of interest".

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares as of the date of this prospectus and as adjusted to reflect the offering and the exercise of the overallotment option in full by:

- each person known by us to own beneficially 3% or more of our outstanding shares; and
- the selling shareholder.

Beneficial owner	Shares Beneficially Owned Before the Offering		Shares Offered	Shares Beneficially Owned After the Offering		Shares Offered Pursuant to the Over-Allotment Option	Shares Beneficially Owned After the Offering Assuming Exercise of Over-Allotment Option	
	Number	Percent(1)		Number	Percent		Number	Percent
Mr. Vladimir Lisin(1)	5,384,894,421	89.85	420,000,000	4,964,894,421	82.84	63,000,000	4,901,894,421	81.79
Costen Holdings Limited(2)	194,100,000	3.34	—	194,100,000	3.34	—	194,100,000	3.34

(1) Calculated as a percentage of our total number of shares outstanding at the date of this prospectus (5,993,227,240).

(2) Mr. Vladimir Lisin is Chairman of our Board of Directors and his business address is Pl. Metallurgov 2, Lipetsk 398040, Russian Federation. Mr. Lisin beneficially owns the shares held by Silener Management Limited, Castella Investments Limited, Merobel Investments Limited, Ultimex Trading Limited, Veft Enterprises Limited and CJSC LKB Invest. Other than the shares held by CJSC LKB Invest, such shares are beneficially owned through Fletcher Industrial Equity Fund Ltd., an International Business Company organized under the laws of the Bahamas. Veft Enterprises Limited is the selling shareholder in this offering. As a result of his beneficial ownership of these companies, Mr. Lisin controls NLMK. See "Transactions with Related Parties".

(3) See "— Recent Changes in our Principal Shareholders".

None of our shareholders has voting rights different from any other holders of our shares. To the extent known to us, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Recent Changes in our Principal Shareholders

In August 2005, two of our shareholders, Ultimex Trading Limited and Merobel Investments Limited, sold an aggregate amount of 200,100,000 of our shares, or approximately 3.34% of our total shares outstanding, to companies beneficially owned by certain members of our Board of Directors and Management Board and by managers of some of our subsidiaries. Ultimex Trading Limited and Merobel Investments Limited are beneficially owned by Mr. Vladimir Lisin, Chairman of our Board of Directors, through Fletcher Industrial Equity Fund Ltd., an International Business Company organized under the laws of the Bahamas. In these share sale transactions, Ultimex Trading Limited sold 194,100,000 of our shares to Costen Holdings Limited, and Merobel Investments Limited sold 6,000,000 of our shares to Akraktos Technologies Limited.

The voting common stock of Costen Holdings Limited is beneficially owned in equal proportions by Mr. Vladimir Skorokhodov and Mr. Oleg Bagrin, members of our Board of Directors; Mr. Vladimir Nastich and Ms. Galina Aglyamova, members of our Management Board; Mr. Alexander Saprykin, Chairman of the Board of Directors of our subsidiary, Stoilensky GOK; and Mr. Alexander Zarapin, Chairman of the Board of Directors of our subsidiary, OOO Trading House NLMK. The holders of voting common stock of Costen Holdings Limited have an unequal economic interest in Costen Holdings Limited through the ownership of preferred shares which are distributed among them as follows: Mr. Vladimir Skorokhodov owns 10,789 preferred shares; Mr. Oleg Bagrin owns 3,589 preferred shares; Mr. Vladimir Nastich owns 359 preferred shares; Ms. Galina Aglyamova owns 359 preferred shares; Mr. Alexander Saprykin owns 3,589 preferred shares; and Mr. Alexander Zarapin owns 719 preferred shares. There are no other holders of preferred shares of Costen Holdings Limited.

The voting common stock of Akraktos Technologies Limited is beneficially owned by Mr. Igor Fedorov, currently a member of our Board of Directors. See "Management and Corporate Governance — Interests of Directors and Management".

The purchase price for the shares was based on the trading price of our shares on the RTS on the date of the relevant transaction. Under the respective terms of sale, Costen Holdings Limited and Akraktos Technologies

Limited are not obliged to pay the purchase price for these shares until December 31, 2006, and they each pledged their shares to secure their respective payment obligations. These shares are not otherwise restricted under the respective transaction agreements. Each of Costen Holdings Limited and Akraktos Technologies Limited has an option of terminating its respective share purchase agreement without paying the purchase price, upon which termination the shares return to the relevant seller.

In addition, Merobel Investments Limited sold 71,900,000 of our shares, or approximately 1.199% of our shares outstanding, to Trixton Technologies Limited in August 2005. Trixton Technologies Limited is beneficially owned by the shareholder of the wholesale traders to whom we sell substantially all of our steel export products. See "Business — Export Sales". The purchase price for the shares was based on the trading price of our shares on the RTS on the date of the transaction. Under the acquisition terms Trixton Technologies Limited is not obliged to pay the purchase price until December 31, 2006, and the acquired shares were pledged to secure the payment obligations of Trixton Technologies Limited. The shares are not otherwise restricted under the transaction agreements.

In August 2005, Merobel Investments Limited also sold 72,250,000 of our shares, or approximately 1.2% of our shares outstanding, to investors who are not affiliated to NLMK or our controlling shareholder.

REGULATORY MATTERS

We describe below certain regulatory matters that are applicable to our operations.

Regulation of the Russian Steel Industry

Russia has not enacted any specific legislation governing the operation of the steel industry and the business of steel manufacturing companies. The production, sale and distribution of steel in the Russian Federation is regulated by general civil legislation and special legislation relating to quality standards, industrial safety, environmental and other rules.

On September 5, 2002, the Russian government approved the "Plan of Measures for Development of the Russian Steel Industry until 2010," or the Plan. The Plan proposes measures supporting voluntary certification of steel products and promotion of innovation in the industry, reduction of import duties on high-tech machinery, financing of research and development in the steel industry, investing in new technologies, and professional development and social protection of the industry's workforce. The implementation of the Plan is expected to facilitate the modernization of the Russian steel industry, increase its export potential, improve the quality of steel and steel products and allow the sector to develop in a positive manner over the relevant period.

The Federal Law "On Technical Regulation" No. 184-FZ dated December 27, 2002, as amended, or the Technical Regulation Law, introduced new rules relating to the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntary standards relating to manufacturing processes, operations, storage, transportation, selling and utilization.

The Technical Regulation Law supersedes the Laws of the Russian Federation "On Certification of Goods and Services" No. 5151-1 dated June 10, 1993 and "On Standardization" No. 5154-1 dated June 10, 1993 and will be followed by the revision of existing legislation and technical rules falling within the scope of its regulation. In particular, the Federal Service for Environmental, Technological and Nuclear Supervision is responsible for developing and enacting new technical rules relating to the industrial safety of steel and iron-making facilities as well as coking and chemical facilities and safety rules relating to iron ore extraction.

Federal, regional and local regulatory authorities governing the steel industry

At the federal level, regulatory authority over the steel industry is divided primarily between the Ministry of Industry and Energy and the Ministry of Natural Resources. The Ministry of Industry and Energy is responsible for the development of governmental policy in the industry (for example, on attracting investment, foreign trade, taxation, support of scientific research and employment). The Ministry of Natural Resources is responsible for the licensing of subsoil resources and also regulates exploration and geological prospecting.

The Ministry for Economic Development and Trade of the Russian Federation regulates Russian exports and imports of steel products and coordinates inter-governmental negotiations relating to export and import regulations.

The federal ministries in Russia are not responsible for compliance control or management of state property and provision of services, which are directed by the federal services and the federal agencies, respectively. The federal services and agencies that are relevant to our activities include:

- The Federal Service for Environmental, Technological and Nuclear Supervision, which sets procedures for, and oversees compliance with, industrial safety and environmental rules and issues licenses for certain industrial activities and activities relating to safety and environmental protection.
- The Federal Agency for Subsoil Use, which organizes auctions and issues licenses for subsoil use and approves design documentation for subsoil production activities.
- The Federal Agency for Technical Regulation and Metrology, which determines and oversees levels of compliance with obligatory general and industrial standards.

Aside from the above federal executive bodies, which are directly involved in regulating and supervising the steel sector in Russia, there are a number of other federal regulators and their structural subdivisions which have authority over general issues relevant to the Russian steel industry such as defense, internal affairs, security, border services, justice, tax enforcement, rail transport and other matters.

Generally, regional authorities with jurisdiction over the specific area in which a steel producing enterprise is located have substantial authority. Regional and local authorities usually control regional and local land-use allocations.

Licensing of Operations

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law "On Licensing of Certain Types of Activities" of August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses and permits to carry out their activities, including, *inter alia*:

- the use of subsoil, which is described in more detail in "— Subsoil Licensing" below;
- the use of water resources;
- geodesic works
- the discharge of pollutants into the environment;
- the handling of hazardous waste;
- storage and use of explosive, flammable and/or dangerous materials;
- operation of hazardous industrial facilities;
- construction;
- fire control;
- medical operations;
- educational services; and
- transportation activities.

These licenses are usually issued for a period of five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. In particular, licenses for the use of surface water resources may be issued for periods of up to 25 years. Upon the expiration of a license, it may be extended upon application by the licensee. Certain types of licenses may also have unlimited terms.

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

As part of their obligations under licensing regulations and the terms of our licenses and permits, some of our companies must comply with numerous industrial standards, employ qualified personnel, maintain certain equipment and a system of quality controls, monitor operations, maintain and make appropriate filings and, upon request, submit specified information to the licensing authorities that control and inspect their activities.

Subsoil Licensing

In Russia, mining minerals requires a subsoil license from the state authorities with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

The licensing regime for use of subsoil for geological research, exploration and production of mineral resources is established primarily by the Federal Law of the Russian Federation "On Subsoil" No. 2395-1 dated February 21, 1992, as amended, or the Subsoil Law and the regulations issued thereunder. The Procedure for Subsoil Use Licensing, or the Licensing Regulation, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended, also regulates the exploration and production of mineral resources.

There are two major types of licenses: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) a production license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore, assess and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth.

There are two major types of payments with respect to the use of subsoil: (1) periodic payments for geological exploration under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment's results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2004, we incurred the minerals extraction tax in the amount of approximately $3.7 million.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendment of the Subsoil Law in January 2000, exploration licenses may still have a maximum term of five years; production licenses may have a one-year term in a limited number of special cases, but are generally granted for a term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered.

Issuance of licenses

Subsoil licenses are generally issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions.

Important amendments to the Subsoil Law, passed in August 2004, significantly changed the procedure for awarding exploration and production licenses, in particular abolishing the joint grant of licenses by federal and regional authorities. Under the 2004 amendments, production licenses and combined exploration and production licenses are awarded by tender or auction conducted by the Federal Agency for Subsoil Use. While the auction or tender commission may include a representative of the relevant region, the separate approval of regional authorities is no longer required in order to issue subsoil licenses. The winning bidder in the tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. At the auction, the success of the bid is determined by the attractiveness of the financial proposal.

The Subsoil Law allows for production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase. In those circumstances, as a matter of practice, the production license will be issued to the holder of the exploration license, but, legally, the right of the holder of the exploration license to receive the production license in the event of discovery is not guaranteed.

Regional authorities may issue production licenses for "common" mineral resources, such as clay, sand or limestone. A license recipient is also usually granted rights to use the land surrounding the license area.

Extension of licenses

The Subsoil Law permits a subsoil licensee to request an extension of a production license in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the license and the relevant regulations.

In order to extend a subsoil license, a company must file an application with the federal authorities to amend the license.

The Order of the Ministry of Natural Resources No. 439-R, dated October 31, 2002, requires that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license.

The factors that may, in practice, affect a company's ability to obtain the approval of license amendments include (1) its compliance with the license terms and conditions; (2) its management's experience and expertise relating to subsoil issues, including experience in amending licenses; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies' ability to extend their licenses, see "Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fail to comply with the terms of our licenses and permits". See also "Risk Factors — Risks Relating to the Russian Federation — Legal Risks and Uncertainties — Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Shares and GDSs".

Maintenance and termination of licenses

A license granted under the Subsoil Law is generally accompanied by a licensing agreement. The licensing agreement sets out the terms and conditions for the use of the subsoil license. Prior to the August 2004 amendments, the relevant regional authority, the Ministry of Natural Resources and the licensee were each party to a license agreement. Under the August 2004 amendments only the Federal Agency for Subsoil Use and the licensee will be party to future license agreements.

Under a licensing agreement, the licensee makes certain environmental, safety and production commitments, including extracting annually an agreed target amount of reserves; conducting agreed mining and other exploratory and development activities; protecting the environment in the license areas from damage; providing geological information and data to the relevant authorities; submitting on a regular basis formal progress reports to regional authorities; making all obligatory payments when due and commitments with respect to social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Most of the conditions set out in a license are based on mandatory rules contained in Russian law, and license agreements are generally not negotiable. We expect that we will be able to meet the commitments set forth in our licensing agreements.

The fulfillment of a license's conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license's conditions, upon notice, the license may be terminated by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be limited, suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be limited, suspended or terminated for violations of "material" license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for suspension or termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also likely constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for limiting, suspending or terminating the license.

If the licensee does not agree with a decision of the licensing authorities, including a decision relating to a license limitation, suspension or termination or the refusal to re-issue an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases of termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three-month period, no termination or other action may be taken.

Licenses may be transferred only under certain limited circumstances that are identified in the Subsoil Law, including the reorganisation or merger of the license holder or in the event that an initial license holder transfers its license to a legal entity in which it has at least a 50% ownership interest, provided that the transferee possesses the equipment and authorizations necessary to conduct the exploration or production activity that is covered by the transferred license.

Land Use Rights

Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas, and areas where other mining-related activity is occurring.

Under the Land Code of the Russian Federation of October 25, 2001, as amended, or the Code, companies generally have the rights of ownership or leasing with regard to land in the Russian Federation.

A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities, which can sell or lease land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from, or to enter into a lease agreement relating to, the land with the relevant federal, regional or municipal authority owner of the land by January 1, 2006.

Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. A lessee has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of one year or more must be registered with the relevant state authorities.

Environmental

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law "On Environmental Protection" No. 7-FZ of January 10, 2002, as amended, or the Environmental Protection Law, as well as by a number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. The Ministry of Natural Resources has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2004, we incurred such fees in the amount of $2.76 million.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law "On Ecological Expert Examination" No. 174-FZ of November 23, 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described in "Environmental Liability" below.

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control, implementation and enforcement of relevant laws and regulations. The federal government and Ministry of Natural Resources are responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organizations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines. We have, in the past, been subject to court actions and fines in relation to breaches of environmental regulations. Although none of these court actions and fines have had, individually or in aggregate, a material adverse effect on us, our business and results of operations, we cannot assure you that any such court actions or fines will not have a material effect on us in the future.

Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

Reclamation

We conduct our reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces, and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

Environmental protection programs

We have been developing and implementing environmental protection programs. Such programs include measures to aid in our adherence to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Health and Safety

Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law "On Industrial Safety of Dangerous Industrial Facilities" No. 116-FZ of July 21, 1997, as amended, or the Safety Law. The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used.

There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Environmental, Technological and Nuclear Supervision.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia effective February 1, 2002, as amended, or the Labor Code. In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Federal Service for Environmental, Technological and Nuclear Supervision of accidents and maintain these systems in good working order.

In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a license permitting the operation of a dangerous industrial facility.

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Regulation of Competition

Competition in Russia is primarily regulated by the Law "On Competition and Limiting Monopolistic Activity on the Commodities Markets" No. 948-I dated March 22, 1991, as subsequently amended, or the Competition Law. Certain regulatory powers are vested in the Federal Anti-Monopoly Service, or the FAS.

As part of its competition monitoring activities, the FAS keeps a register of companies which have more than a 35% share in a particular goods market. As a major Russian steel producer, NLMK appears on the register in relation to certain types of steel products. For some of the products that we sell, our market share in Russia exceeds 65%, which means that we are deemed to have a dominant position in those markets. Under the current Russian competition law, companies entered on the register and having a dominant position are prohibited from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods, maintaining high or low monopolistic prices and refusing without justification to sell goods to third parties. In addition, the FAS is currently investigating allegations of price fixing by the major Russian iron ore producers, including our subsidiary, Stoilensky GOK.

Where the aggregate value of the assets of the acquiring company and the target company is in excess of 30,000,000 times the monthly minimum wage in Russia (approximately $110,000,000), the consent of FAS must be obtained prior to each acquisition of more than 20% of the voting stock of a company, the assets of another company if the value of such assets exceeds 10% of the aggregate balance sheet value of the target company or the rights to control business activities of another company or perform the functions of its executive body. If the aggregate value of the assets of the merged companies is in excess of 2,000,000 times the monthly minimum wage in Russia (approximately $7,140,000), but less than 30,000,000 times, the FAS must be notified after such

an acquisition. Where either the acquiring company or the target company is entered on the register, the FAS's consent must be obtained prior to each acquisition irrespective of the aggregate value of assets of the parties to the transaction.

Trade Barriers and Anti-Dumping Regulations

Steel producing countries generally view their steel industries as strategically important and therefore requiring protection from foreign competition. In addition, the governments of some emerging economies employ non-market methods to try to protect and develop their steel industries, and, while those governments seek to achieve the desired balance in their economies between production levels and product mix and consumption, they may resort to protectionist measures against imports from third countries.

Exports of steel from Russia are primarily regulated by the Federal Law "On Fundamentals of State Regulation of Foreign Trade Activities" No. 164-FZ dated December 8, 2003 and bilateral agreements between Russia and its trading partners, including the United States, the European Union and China, which establish minimum prices and/or quotas for the export from Russia to those markets of certain types of steel products. Russian exporters of steel products to the United States and the European Union are required, in accordance with the bilateral agreements between Russia and the United States and the European Union, respectively, to obtain a license for those exports from the Russian Ministry for Economic Development and Trade.

United States

On March 6, 2002, the United States introduced safeguard measures in respect of steel imports, which resulted in the imposition of additional import duties (ranging from 8% to 30%) on steel products imported into the United States and restricted the import into the United States of most high value-added products, including those imported from Russia. These U.S. measures resulted in a 'domino' effect of similar safeguard measures in other regions, including the European Union, Czech Republic, Brazil, Canada, Mexico, Venezuela, Chile, Colombia, Argentina, Thailand, India, Iran and China, each of which introduced measures to protect their own markets from 'excessive' steel unable to enter the U.S. market and led to a substantial decrease in sales to the United States by Russian steel producers during 2002 and 2003. On December 5, 2003, the United States revoked its 2002 safeguard measures. As a result, Russian steel producers are currently able to operate in this market in accordance with the following two agreements, which limit Russian exports of metal products:

- A Suspension Agreement on hot-rolled cut-to-length steel plate, which establishes minimum prices without quotas based on information about the costs and expenses of Russian exporters. Russian exporters concluded this market economy cost-based agreement with the U.S. Department of Commerce on December 20, 2002, replacing the non-market economy agreement which had been in force since 1997, although we are not a party to this agreement;
- A Suspension Agreement on hot-rolled flat carbon steel products, which established minimum prices and quotas. The quota for 2003 was 725,000 tonnes (of which we obtained 185,770 tonnes) and the quota for 2004 was 768,500 tonnes (of which we obtained 173,952 tonnes). While these quotas have generally been enough to satisfy Russian producers' needs, we used part of our quota for 2003 and 2005 in 2004, in response to favorable market conditions, resulting in a total quota for us in 2004 of 239,019 tonnes. This agreement was extended on April 28, 2005 following a five-year sunset review.

In relation to steel products such as cold-rolled, galvanized and semi-finished steel and long products, Russian exporters have been operating in the U.S. market without any restrictions on the import of these products since the expiry of the Comprehensive Steel Agreement on July 11, 2004.

Russia was granted "market economy" status by the United States with effect from April 1, 2002.

European Union

The European Union and Russia signed an agreement on July 9, 2002, which established a quota for the export of Russian steel into the European Union. As a result of this agreement, the import restrictions on several types of steel products that the European Union introduced in September 2002 and, following the termination of U.S. safeguard measures, revoked in December 2003, did not apply to Russian steel exports. As a result of European Union enlargement, which took effect on May 1, 2004, inter-governmental consultations were conducted during 2003, which focused primarily on increasing Russian quotas to reflect imports of Russian steel made by the ten new member states prior to their accession to the European Union. As a result, Russian quotas on flat-rolled steel for 2004 increased on May 1, 2004 by 321,407 tonnes, or 28.4%, to 1,131,735 tonnes. We obtained 312,011 tonnes of this total Russian quota. In 2004, we carried over part of our unused quota from 2003, and, as a result, our total quota for 2004 was 386,466 tonnes.

The table below shows the quota for the export of Russian flat-rolled steel into the European Union for the years 2002, 2003 and 2004:

Products *(in tonnes)*	2002	2003	2004	2005(1)
Hot-rolled products	259,000	256,250	262,660	—
Hot-rolled products for rolling	485,000	497,130	509,550	—
Total	744,000	753,380	772,210	908,268
Hot-rolled sheet, thick	60,000	61,500	63,040	190,593
Other flat products	80,000	82,000	84,050	389,741
Alloyed products	90,000	92,250	94,560	97,080
Alloyed hot-rolled plate	—	—	20,500	21,509
Alloyed cold-rolled steel and coated sheet steel	—	—	97,375	100,095
Total flat products	**974,000**	**989,130**	**1,131,735**	**1,707,286**

(1) Under the agreement between Russia and the European Union of November 3, 2005.

The agreement between Russia and the European Union of July 9, 2002 expired on December 31, 2004. A new Agreement between Russia and the European Union came into force on November 3, 2005 and will be valid until the end of 2006 or, if earlier, the date of Russia's accession to the WTO. The new agreement increases quotas for Russian flat-rolled products to 1,707,286 tonnes and 1,749,969 tonnes for 2005 and 2006, respectively.

On August 28, 2005, our agreement with the European Union came into force which provides for the suspension of an anti-dumping duty of 11.5% on our exports of grain-oriented electrical steel to the European Union in exchange for our products being subject to minimum market-referenced prices and regular reporting by us to the Commission of the European Union.

Russia was granted market economy status by the European Union in November 2002.

China

On May 24, 2002, China introduced safeguard measures, comprising preliminary tariff-rate quotas for all steel imports, in particular those from Russia, for a period of six months, and, in addition, on November 20, 2002, China established tariff-rate quotas for all imports of five categories of steel for a period of two and a half years. Following the decision of the United States and the European Union, in 2003, to terminate the safeguard measures that they had introduced in 2002, China also terminated these quota restrictions on December 26, 2003.

On January 14, 2004, the Chinese government decided to impose anti-dumping duties on cold-rolled steel producers from a number of countries, including Russia, following anti-dumping proceedings. Those anti-dumping measures came into force following the revocation of the safeguard measures described above. Russian producers are subject to duties of between 7% and 18%, and we are subject to the lowest duty of 7%. The high price of steel in China, due to strong demand and low domestic supply, mitigated the effects of those duties on Russian steel producers. On September 10, 2004, China announced its decision to suspend anti-dumping duties on Russian cold-rolled steel for an indefinite period due to the shortage of the supply of steel in the Chinese market. However, the duties may be resumed if those circumstances change.

Russia and China have discussed a mechanism for resolving trade disputes which will enable them to settle mutual claims without adopting safeguard or anti-dumping measures. A further round of negotiations between Russia and China regarding access for Russian steel producers to the Chinese market took place in September 2003, which was followed by the suspension by China of anti-dumping duties on Russian steel exporters. China applies market economy methodology in calculating its anti-dumping measures.

Ukraine and Kazakhstan

On November 28, 2001, at the request of MMK, Severstal and ourselves, the Russian Government Committee on Protective Measures in Foreign Trade initiated an anti-dumping investigation relating to the import of galvanized rolled steel from Kazakhstan and Ukraine. This investigation was instigated following the increase of imported galvanized steel in Russia from 118,000 tonnes in 1998 to 173,700 tonnes in 2000, giving Ukraine and Kazakhstan a market share in Russia in this product of approximately 40%. As a result of this investigation, Russia introduced preliminary anti-dumping duties in respect of Ukrainian and Kazakhstan exports at a rate of 31.8% and 36.9%, respectively, for the period from August 5, 2002 until December 4, 2002. On May 8, 2003, Russia introduced a further anti-dumping duty in relation to the import of galvanized steel from Ukraine at a rate of 24.3% for a period of two and a half years. Following inter-governmental consultations, a Suspension Agreement was concluded, which established quotas and minimum prices in relation to imports from Ukraine. No measures were applied against Kazakhstan.

In addition, as a result of Ukraine providing specific subsidies to Ukrainian producers of wire rod, rebars and round bars, OAO Mechel initiated, on June 21, 2001, an investigation into the subsidized export of these types of products from Ukraine. Following this investigation, compensation duties were imposed at the rate of 21% from August 14, 2002 for a period of three years. These protective measures resulted in a decrease of 33% of the aggregate volume of imported rolled products into Russia in 2002, compared to 2001.

General

In general, the recent trend worldwide has been for the relaxation of import restrictions. The largest importers of our products are the European Union countries, North America and South-East Asia. Restrictive measures on imported steel introduced by certain Latin American countries have not affected our business adversely, as our exports have, for geographical reasons, been principally directed at markets in the European Union, North America and South-East Asia. We believe that, due to Russia being granted market economy status by the European Union and various countries, including the United States, South Africa and Brazil, it has become relatively easier for Russian steel producers to defend their interests in the course of anti-dumping and other trade proceedings, and we expect this trend to continue if Russia accedes to the WTO.

Anti-Dumping Proceedings

The most significant anti-dumping proceedings against Russian steel exporters were initiated between 1996 and 2001 by the United States in respect of a wide range of hot-rolled and cold-rolled steel products. We actively participated, along with other Russian steel producers, in all those proceedings. In general, the granting of market economy status to Russia by the United States in April 2002 has led to a reduction in the anti-dumping measures imposed in the U.S. market, benefiting, in particular, the ferrous metal industries. For example, the United States terminated the anti-dumping proceedings against imports of cold-rolled steel products, which it initiated on June 21, 1999 and October 18, 2001, and, since April 2002, we have incurred lower rates of duty in anti-dumping proceedings, recording an average rate of 34%, compared to previous periods, such as, for example, the 184% anti-dumping duty for Russian hot-rolled steel that the United States imposed in 1999. During 2004 and 2005, we participated in the sunset review of anti-dumping duty measures against Russian hot-rolled steel in the United States. Following this review, the United States decided, on April 14, 2005, to retain these measures.

Since 2000, we have participated in total in ten anti-dumping proceedings in total, five of which we consider to have been successful, on the basis that we either obtained the lowest rate of duty in those proceedings (7%) or the proceedings were terminated without any measures being introduced. In addition to the U.S. proceedings described above, we participated during 2003-2004 in two five-year sunset reviews of anti-dumping measures introduced in Canada in 1999, which concluded that no harm had been caused to Canadian steel industry by Russian imports. As a result, Canada terminated the anti-dumping duty measures on Russian hot-rolled steel in June 2004, which had been set at a rate of 42% for us and 77% for other Russian steel producers, and, on August 27, 2004, terminated anti-dumping duty measures on Russian cold-rolled steel, which had been set at a rate of 29% for us and 40% for other Russian steel producers.

Meanwhile, a number of anti-dumping duty measures against Russian steel products expired after being in force for five years, including measures relating to grain-oriented electrical steel in China and cold-rolled steel in Colombia.

In 2004, we participated in one ongoing anti-dumping investigation in the European Union on grain-oriented electrical steel, which resulted in the imposition of an anti-dumping duty of 11.5%. This duty is currently suspended. See "— Trade Barriers and Anti-Dumping Regulations — European Union".

We have participated in five other anti-dumping proceedings in total since 2000. These investigations were conducted in Egypt (a 38% duty on hot-rolled steel and a 36% duty on cold-rolled steel), in the European Union (grain-oriented silicon-electrical steel wider than 600 mm with 40.1% duty) and in Thailand (a 24.2% duty for hot-rolled steel and a 35.8% duty for cold-rolled steel). However, these proceedings did not have a material effect on our business.

We, along with other Russian steel producers, continue to participate in those proceedings, proceedings and reviews that we regard as important to our business. We intend to continue to participate actively in all inter-governmental consultations relating to Russian steel exports to the United States, the European Union and other international markets.

Employment and Labor

Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Federal Law "On Collective Contracts and Agreements" of March 11, 1992, as amended; the Federal Law "On the Procedure of Settlement of Collective Labor Disputes" of November 23, 1995, as amended; the Federal Law "On Employment in the Russian Federation" of April 20, 1996, as amended; the Federal Law "On the Fundamentals of Protection of Labor in the Russian Federation" of July 17, 1999, as amended.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

- liquidation of the enterprise or downsizing of staff;
- failure of the employee to comply with the position's requirements due to incompetence or health problems;
- systematic failure of the employee to fulfill his or her duties;
- any single gross violation by the employee of his or her duties;
- provision by the employee of false documents or misleading information prior to entry into the employment contract; and
- certain other grounds.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labor Code also provides protections for specified categories of employees. For example, except for a limited number of circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or other persons caring for a child under the age of 14 without a mother.

Any termination by an employer that is inconsistent with the Labor Code requirements may be invalidated by a court, and the employee maybe reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labor Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate.

Annual paid vacation leave under the law is generally four weeks. Our employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and is currently 800 rubles (currently approximately $28). Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

Strikes

The Labor Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labor dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

Trade Unions

Although recent Russian labor regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, our management routinely interacts with trade unions in order to ensure the appropriate treatment of our employees and the stability of our business.

The activities of trade unions are generally governed by the Federal Law "On Trade Unions, Their Rights and Guaranties of Their Activity" No. 10-FZ of January 12, 1996, as amended, or the Trade Union Law. Other applicable legal acts include the Labor Code of Russia, the Federal Law on Collective Contracts and Agreements of March 11, 1992, as amended, and the Federal law on the Procedure for Settlement of Collective Labor Disputes of November 23, 1995, as amended, which provide for more detailed regulations relating to activities of trade unions.

The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;
- monitor compliance with labor laws, collective contracts and other agreements;
- access work sites and offices, and request information relating to labor issues from the management of companies and state and municipal authorities;
- represent their members and other employees in individual and collective labor disputes with management;
- participate in strikes; and
- monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

- legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;
- protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;
- retention of job positions for those employees who stop working due to their election to the management of trade unions;
- protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and
- provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labor inspectors and prosecutors to ensure that an employer does not violate Russian labor laws. Trade unions may also initiate collective labor disputes, which may lead to strikes.

To initiate a collective labor dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labor disputes are generally referred to mediation or labor arbitration.

The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Code of the Russian Federation on Administrative Misdemeanors of December 30, 2001, nor the Criminal Code of the Russian Federation of June 13, 1996, currently has provisions specifically relating to the these violations, general provisions and sanctions may be applicable.

DESCRIPTION OF SHARE CAPITAL AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION

We describe below our registered common shares, the material provisions of our charter in effect on the date of this prospectus and certain requirements of Russian legislation.

Our Purpose

Article 3 of our charter provides that our primary purpose is to earn profit by conducting entrepreneurial activity.

Description of Share Capital

General

Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities.

In the years ended December 31, 2002 and 2003, our share capital consisted of 5,987,240 issued common shares with a par value of 1 ruble each. In May 2004, following a revaluation of fixed assets, NLMK issued 5,987,240,000 additional common shares with a par value of 1 ruble each. These shares were distributed to all existing shareholders of NLMK in proportion to their shareholding at the date of distribution such that each eligible shareholder received 1,000 additional shares for each share held. Following the issue of those additional shares, our share capital consisted of 5,993,227,240 common shares, each with a nominal value of 1 ruble, all of which were fully paid, issued and outstanding, and, as at the date of this prospectus, there have been no further changes to our share capital.

Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. No preferred shares are authorized or outstanding. Additional common or any preferred shares may only be issued if amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

We are an open joint stock company with more than 1,000 holders of voting shares for purposes of certain provisions of the Joint Stock Companies Law described below.

Rights attaching to common shares

Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint Stock Companies Law and our charter, all of our common shares have the same nominal value and grant identical rights to their holders. Each fully paid common share, except for treasury shares, gives its holder the right to:

- freely transfer the shares without the consent of other shareholders;
- receive dividends;
- participate in shareholders' meetings and vote on all matters of shareholders' competence;
- transfer voting rights to its representative on the basis of a power of attorney;
- through participation in general meetings of shareholders, elect and dismiss the General Director, members of the Board of Directors and the Audit Commission;
- if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the annual shareholders' meeting and propose candidates to the Board of Directors and the Audit Commission;
- if holding, alone or with other holders, 10% or more of the voting stock, demand from the Board of Directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the Audit Commission;
- demand the repurchase by us of all or some of the shares owned by such holder, as long as the holder voted against or did not participate in the voting on the decision approving the following action (and provided that we may not use more than 10% of our net assets to repurchase such shares):
    - a reorganization;

- the approval by shareholders of a major transaction, as defined under Russian law; and
- the amendment of our charter in a manner that limits shareholders' rights;

- upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;
- have free access to certain company documents, receive copies for a cost-based fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and
- exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meetings approved in accordance with its competence.

Preemptive rights

Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders, provided that each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to their existing holdings of such securities.

Dividends

The Joint Stock Companies Law, our charter and our dividend policy set forth the procedure for determining the dividends that we distribute to our shareholders. According to our charter, we may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the Board of Directors, and approved by the shareholders' meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends within 90 days of the date of the shareholder resolution to approve the dividends. See "— General Meetings of Shareholders — Notice and participation" below. Dividends are not paid on treasury shares, as defined under Russian law.

The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

- the charter capital of the company has been paid in full;
- the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the excess of the liquidation value over the par value of the issued and outstanding preferred shares of the company;
- the company has repurchased all shares tendered by shareholders having the right to demand repurchase; and
- the company is not, and would not become as the result of the proposed dividend payment, insolvent.

Distributions to shareholders on liquidation

Under Russian legislation, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allows us to be liquidated by a three-quarters majority vote of a shareholders' meeting or by a court order.

Following a decision to liquidate the company, the right to manage our affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

- individuals owed compensation for injuries or deaths;
- employees;
- secured creditors;
- federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and
- other creditors in accordance with Russian legislation.

The Federal Law on Insolvency (Bankruptcy) provides for a somewhat different order of priority of creditors' claims in the event of insolvent liquidation.

The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders which demand the repurchase of their shares in accordance with the Joint Stock Companies Law;
- payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
- payments to holders of common and preferred shares on a pro rata basis.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and
- the effective parent gives binding instructions to the effective subsidiary.

Accordingly, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the willful action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Charter capital increase

We may increase our charter capital by issuing new shares, or increasing the nominal value of already issued shares using the company's property.

Generally, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. A decision to increase the charter capital by (1) issuing, by open subscription, additional common shares up to 25% of the previously issued and outstanding common shares; (2) issuing, by open subscription, additional preferred shares convertible into up to 25% of the previously issued and outstanding common shares; or (3) issuing additional common or preferred shares using the company's property, requires a unanimous vote of our entire Board of Directors. A decision to increase the charter capital by (i) issuing, by open subscription, additional common shares exceeding 25% of the previously

issued and outstanding common shares; (ii) issuing, by open subscription, additional preferred shares convertible into more than 25% of the previously issued and outstanding common shares; or (iii) issuing common or preferred shares by closed subscription, requires three-quarters majority vote of a shareholders' meeting. Our charter does not provide for authorized and non-issued common shares or preferred shares and sets forth the nominal value of our shares. Consequently, any issuance of additional common or preferred shares or increase of the nominal value of our shares would necessitate a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

The Joint Stock Companies Law requires that newly issued shares be sold at market value, except in limited circumstances where (1) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The Board of Directors and an independent appraiser value any in-kind contributions for new shares.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures include:

- prior registration of a share issuance with the Federal Service for the Financial Markets;
- public disclosure of information relating to the share issuance; and
- following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Capital decrease; share buy-backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, accelerated performance or termination of all obligations owed to them, as well as compensation for damages.

The Joint Stock Companies Law allows our shareholders or our Board of Directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market price within one year of their repurchase, otherwise the shareholders must decide to cancel such shares and decrease the charter capital.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

- our charter capital has been paid in full;
- we are not and would not become, as a result of the repurchase, insolvent;
- the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the excess of the liquidation value over par value of our issued and outstanding preferred shares; and
- we have repurchased all shares tendered by shareholders having the right to demand repurchase of their shares, as described immediately below.

Russian legislation and our charter provide that our shareholders may demand the repurchase by us of all or some of their shares so long as the shareholder demanding such repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

- a reorganization;
- the approval by shareholders of a major transaction, as defined under Russian law; and
- the amendment of our charter in a manner that limits shareholders' rights.

We may spend for a share redemption demanded by shareholders no more than 10% of our net assets calculated under Russian accounting standards as of the date of the general meeting of shareholders which approved one of the decisions above. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro rata basis.

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Our shareholder register is maintained by R-Stinol LLC, whose registered office is located at 10B, 9 May Street, Lipetsk 398017, Russian Federation.

The purchase, sale or other transfer of shares are accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a licensed Russian depositary if shares are held by such depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, may be challenged in court.

Reserve fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of at least 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the 5% requirement.

General Meetings of Shareholders

Procedure

The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

- charter amendments;
- reorganization or liquidation;
- election and removal of the members of the Board of Directors;
- appointment and removal of the General Director;
- determination of the number, nominal value and type of authorized shares and rights granted by such shares;
- changes in the company's charter capital except for the issuance of (i) common shares by open subscription up to 25% of the previously issued and outstanding common shares, (ii) preferred shares, by open subscription, convertible into up to 25% of the previously issued and outstanding common shares, and (iii) common or preferred shares using the company's assets;
- appointment and removal of an external auditor and the members of the company's review commission and counting commission;
- approval of certain interested party transactions and major transactions;
- distribution of profits; and
- redemption by the company of issued shares in cases provided for by the Joint Stock Companies Law.

Voting at a shareholders' meeting is generally on the principle of one vote per common share, with the exception of the election of the Board of Directors, which is done through cumulative voting. See "—Board of Directors" below. Decisions are generally passed by a majority vote of the holders of voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve the following:

- charter amendments;
- reorganization or liquidation;
- major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;
- determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

- repurchase by the company of its issued shares;
- any issuance of shares or securities convertible into common shares by closed subscription; or
- issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting more than 25% of the number of issued and outstanding common shares.

The quorum requirement for our shareholders' meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders' meeting must be convened by the Board of Directors between March 1 and June 30 of each year, and the agenda must include the following items:

- determination of the number and election of members of the Board of Directors;
- approval of the annual statutory report, balance sheet and profit and loss statement;
- approval of distribution of profits, including approval of annual dividends, if any;
- approval of an independent auditor for statutory accounts; and
- approval of the review commission.

The shareholders' meeting also approves compensation for members of our Board of Directors. A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates for the Board of Directors and the review commission. Any agenda proposals or nominations must be provided to the company no later than January 30.

Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues on the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders' meeting by absentee ballot:

- election of directors;
- election of the review commission;
- approval of a company's independent auditor for statutory accounts; and
- approval of the annual report, balance sheet, profit and loss statement under Russian law, and any distributions of profits, including approval of annual dividends, if any.

Notice and participation

All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if the meeting is an extraordinary shareholders' meeting to elect the Board of Directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders' meeting.

The list of persons entitled to participate in a general shareholders' meeting is compiled on the basis of data in our shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders' meeting to elect the Board of Directors by cumulative vote, not more than 65 days before the date of the meeting).

The right to participate in a general shareholders' meetings may be exercised by a shareholder as follows:

- by personally participating in the discussion of agenda items and voting thereon;
- by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;
- by absentee ballot; or
- by delegating the right to fill out the absentee ballot to an authorized representative.

Board of Directors

The Board of Directors is responsible for general management matters, with the exception of those matters that are designated by law and our charter as being the exclusive responsibility of the General Meeting of Shareholders.

Our charter provides that our entire Board of Directors must be elected at each annual general shareholders' meeting and that our Board of Directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our Board of Directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting. If our shareholders sought to dismiss one of our directors, our shareholders would be required to dismiss the entire Board of Directors and then re-appoint at a general meeting those directors whom they wished to retain.

The Joint Stock Companies Law requires all joint stock companies with 50 or more shareholders to have at least a five-member board of directors, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or by a decision of the shareholders' meeting. Our charter provides that the number of members on our Board of Directors is determined by the shareholders. Currently, our Board of Directors consists of nine members. See "Management and Corporate Governance — Board of Directors".

The Joint Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our Board of Directors has the power to direct the general management of the company, and to decide the following issues:

- determination of our business priorities;
- convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Joint Stock Companies Law;
- approval of the agenda of the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;
- placement of our bonds and other securities as provided for by the Joint Stock Companies Law;
- determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;
- repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;
- formation of our executive bodies, except for the appointment and removal of the General Director, and early termination of their powers and the establishment of their compensation and other contracts with them;
- recommendations in respect of the amount of a dividend, distributions and the payment procedure;
- recommendations in respect of the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;
- the use of our reserve fund and other funds;
- the creation of branches and representative offices;

- approval of internal documents, except for those documents whose approval falls within the competence of the company's shareholders or General Director;
- approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;
- the increase of our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;
- approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;
- decision on our participation in other organizations, with the exception of participation in holding companies, commercial or industrial groups, or other associations of commercial entities, where shareholders' vote is required by our charter;
- approval of our share registrar; and
- other issues, as provided for by the Joint Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. In the absence of the requisite number of directors for actions requiring a unanimous vote or majority vote of disinterested and independent directors, some of these actions may be submitted to a general meeting of shareholders for approval. A board meeting is considered duly assembled and legally competent to act when a majority of the number of directors provided for in our charter are present.

General Director and Management Board

The General Director exercises executive authority over all of our activities, except for issues assigned to the exclusive competence of the General Meeting of Shareholders and the Board of Directors. The Managemént Board is our collective executive body and is appointed by the Board of Directors. The main goal of our Management Board is to manage professionally our operations with the aim of ensuring our stable profitability.

Review Commission

The Review Commission, whose activities are governed by our Charter and Review Commission Regulations, oversees and coordinates audits of our financial and economic activity. The principal duties of the Review Commission are to ensure that our activities comply with applicable legislation and do not infringe shareholders' rights, and that our accounting and reporting do not contain any material misstatements. The General Meeting of Shareholders elects its members for one year. Members of our Board of Directors and our Management Board may not be appointed to the Review Commission.

The Review Commission currently consists of five members:

Name	Year of Birth	Position
Valery S. Kulikov	1963	Member of the Review Commission
Igor A. Matsak	1970	Member of the Review Commission
Olga N. Savushkina	1957	Member of the Review Commission
Galina I. Shipilova	1959	Member of the Review Commission
Natalia V. Kuracevich	1961	Member of the Review Commission

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or a member of any executive body of the company, any shareholder that owns, together with any affiliates, at least 20% of a company's issued voting stock or any person who is able to direct the actions of the company, if that person, or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

- a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

The Joint Stock Companies Law requires that an "interested party transaction" by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

- the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;
- the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company's issued voting stock;
- the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or
- all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

The approval of interested party transactions is not required in the following instances:

- the company has only one shareholder that simultaneously performs the functions of the executive body of the company;
- all shareholders of the company are deemed interested in such transactions;
- the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;
- the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or
- where the company is merging with another company, when the latter owns more than three-fourths of the voting share capital of the company.

Major Transactions

The Joint Stock Companies Law defines a "major transaction" as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders' meeting.

Change in Control

Anti-takeover protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company having more than 1,000 holders of common shares must give at least 30, but no more than 90, days' prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person acquiring either individually, or together with its affiliates, 30% or more (including, for such

purposes, the shares already owned by this person or its affiliates) of the common shares of a company with more than 1,000 holders of common shares, within 30 days of acquiring the shares, must offer to buy all of the common shares or securities that are convertible into common shares of that company at a market price which shall not be lower than the weighted average price of the common shares over the six months before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common shares of a company by a person already holding (together with its affiliates) over 30% of the issued common shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company's charter or by a resolution adopted by a majority vote of a shareholders' meeting, excluding the votes of the person (and its affiliates) acquiring shares. However, new Russian securities regulations prohibit, with effect from January 1, 2006, Russian listed companies from waiving the buy-out requirement starting from the listing date or not later than one year following listing. Our charter does not contain a waiver of this requirement.

Approval of the Russian Federal Antimonopoly Service

Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of assets that (under Russian accounting standards) exceeds a certain threshold (3,000 million rubles) or companies registered as having more than a 35% share of the market in a particular commodity, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting share capital of the company must be approved in advance by the Federal Antimonopoly Service.

Exchange Controls

The Federal Law on Currency Regulation and Currency Control, which came into effect on June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including GDSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

Capital Import and Export Restrictions

Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

- investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;
- the acquisition of Russian securities by foreign investors and foreign securities by Russian investors;
- the grant or receipt of loans and credits between residents and non-residents of Russia; and
- payments for export-import transactions with settlement over 180 days (and in limited cases, from three to five years) following completion.

Restrictions that can be introduced include:

- a requirement to perform the operations listed above through special bank accounts with authorized Russian banks, or the requirement to use a special account; and
- a requirement to deposit in a special non-interest bearing account with an authorized Russian bank, prior to the performance of the operations listed above, a monetary sum in rubles of:
    - up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days;
    - up to 50% of the amount of the foreign currency operation in question for a period of time not exceeding two years; or
    - up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

- the receipt by residents of Russia of foreign currency loans and credits with maturities of less than three years granted by non-residents of Russia;
- the acquisition of foreign securities (such as GDSs) by Russian investors from non-residents of Russia; and
- the acquisition of Russian securities (such as our shares) by foreign investors from residents of Russia.

As of the date hereof, the deposit requirement has been introduced, in particular, in respect of:

- the receipt by residents of Russia of foreign currency loans and credits with maturities of less than three years in the amount of 2% of the loan/credit for one year granted by non-residents of Russia; and
- the acquisition of foreign securities (such as GDSs) for foreign currency consideration by Russian investors from non-residents of Russia in the amount of 25% of the sum paid for the securities for 15 days.

While restrictions imposed on foreign currency operations are currently limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

- increase or decrease the amount and/or time period of the deposit requirements; and/or
- extend the deposit requirements and other restrictions to other types of foreign currency operations specified by the Federal Law on Currency Regulation and Currency Control.

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions covering, in particular, certain types of secured financing) and convert 10% of export receivables in foreign currency into rubles within seven business days of the date on which they were received. Furthermore, certain types of cross-border operations are required to be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia.

Provisions on the remittance of dividends, interest or other payments to Non-residents

In its Information Letter of March 31, 2005 No. 2, the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. We believe that this declaration has not yet been widely tested in practice and we can give no assurance that it will not be reversed in the future. If Russian companies were again required to pay all dividends on common shares in rubles, current Russian legislation permits such ruble funds to be converted into U.S. dollars by the Depositary without restriction. The CBR has the right to introduce a 100% reserve requirement for the acquisition of foreign currency for a period of up to 60 calendar days.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities, that acquire shares in a Russian joint-stock company may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear. Other than this notification requirement, there are no requirements or restrictions with respect to the foreign ownership of our shares.

DESCRIPTION OF THE GLOBAL DEPOSITARY SHARES

Deutsche Bank Trust Company Americas has agreed to act as the depositary for the GDSs. The Depositary's principal New York offices are located at 60 Wall Street, New York, New York 10005, United States and its principal London offices are located at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. In this summary, we use the term "GDSs" to refer to the Rule 144A GDSs and to the Regulation S GDSs. GDSs are represented by certificates that are commonly known as "Global Depositary Receipt Certificates" or "GDR Certificates". The GDSs we are selling in the United States are referred to and will be issued as Rule 144A GDS and the GDSs we are selling outside the United States are referred to and will be issued as the Regulation S GDSs. GDSs represent ownership interests in securities, cash or other property on deposit with the Depositary.

The Depositary has appointed Deutsche Bank Ltd. as the custodian for the safekeeping of the securities, cash or other property on deposit, or the Custodian. The Custodian's principal office is at 4 Shepkina Street, Moscow 129090, Russia.

We have appointed the Depositary pursuant to two separate deposit agreements, one for the Rule 144A GDSs (hereinafter, the Rule 144A Deposit Agreement), and one for the Regulation S GDSs (hereinafter, the Regulation S Deposit Agreement). Copies of the Deposit Agreements are available for inspection by any holder of the GDSs at the principal offices of the Depositary during business hours, provided that the inspection shall not be for the purpose of communicating with GDS holders in the interest of a business or object other than our business or a matter related to the Deposit Agreements or the GDSs. This is a summary description of the material terms of the GDSs and of your material rights as an owner of the GDSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of GDSs will be determined by reference to the terms of the applicable Deposit Agreement and not by this summary.

Each GDS represents the right to receive 10 Shares on deposit with the Custodian. Each GDS will also represent the right to receive cash or any other property received by the Depositary or the Custodian on behalf of the owner of the GDS but that has not been distributed to the owners of GDSs because of legal restrictions or practical considerations.

If you become an owner of GDSs, you will become a party to the applicable Deposit Agreement and therefore will be bound by its terms and by the terms of the GDR Certificate that represents your GDSs. The applicable Deposit Agreement and the GDR Certificate specify our rights and obligations as well as your rights and obligations as owner of GDSs and those of the Depositary. As a GDS owner you appoint the Depositary as your attorney-in-fact, with full power to delegate, to act on your behalf and to take any and all actions contemplated in the applicable Deposit Agreement, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the applicable Deposit Agreement.

Presently, you may hold your GDSs only through a brokerage or safekeeping account. As such, you must rely on the procedures of your broker or bank to assert your rights as GDS owner. Please consult with your broker or bank to determine what those procedures are. In this section "Description of the Global Depositary Shares", when we refer to "you" or "your", we assume the reader owns GDSs and will own GDSs at the relevant time, and, when we refer to a "holder", we assume the person owns GDSs and such person's agent (*i.e.*, broker, custodian, bank or trust company) is the holder of the applicable GDS.

No temporary Master GDSs or other temporary documents of title have been or will be issued in connection with the Offering.

Distinctions between Rule 144A GDSs and Regulation S GDSs

The Rule 144A GDSs and the Regulation S GDSs are similar in many ways but are different primarily on account of the requirements of the U.S. securities laws. The Rule 144A GDSs are "restricted securities" under the U.S. securities laws and as such are subject to limitations on their issuance, transfer and cancellation. The Regulation S GDSs are not *per se* "restricted securities" under the U.S. securities laws, but we have imposed certain contractual restrictions on the Regulation S GDSs in an effort to prevent the transfer of Regulation S GDSs in violation of the U.S. securities laws.

The differences between the Regulation S GDSs and the Rule 144A GDSs and the restrictions imposed on the Rule 144A GDSs and the Regulation S GDSs cover primarily the following:

- The restrictions on the transfers, deposits and withdrawals of the Shares represented by the GDSs. See "— Transfer Restrictions".
- The eligibility for book-entry transfer. See "— Settlement and Safekeeping."
- Special restrictions on deposits and withdrawals apply to our affiliates. See "— Ownership of GDSs by our affiliates" below.

These distinctions and the requirements of the U.S. securities laws may require us and the Depositary to treat the Regulation S GDSs and the Rule 144A GDSs differently at any time in the future. There can be no guarantee that holders of Rule 144A GDSs will receive the same entitlements as holders of Regulation S GDSs and vice versa.

Settlement and Safekeeping

Rule 144A GDSs

The Depositary has made arrangements with DTC to act as securities depository for the Rule 144A GDSs. All Rule 144A GDSs issued in the offering will be registered in the name of Cede & Co. (DTC's nominee). One Master Rule 144A GDR Certificate will represent all Rule 144A GDSs that will be issued to and registered in the name of Cede & Co. Transfers of ownership interests in Rule 144A GDSs are to be accomplished by entries made on the books of DTC and participants in DTC acting on behalf of Rule 144A GDS owners. Owners of Rule 144A GDSs will not receive certificates representing their ownership interests in the Rule 144A GDSs, except in the event that a successor securities depository cannot be appointed.

DTC may discontinue providing its services as securities depository with respect to the Rule 144A GDSs at any time by giving reasonable notice to the Depositary. Under such circumstances and in the event a successor securities depository cannot be appointed, individual Rule 144A GDR Certificates representing the applicable number of Rule 144A GDSs held by each owner of Rule 144A GDSs will be printed and delivered to the relevant Rule 144A GDS owners.

Regulation S GDSs

The Depositary has made arrangements with Euroclear and Clearstream to act as securities depositories for the Regulation S GDSs. All Regulation S GDSs issued in the offering will be registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. One Master Regulation S GDR will represent all Regulation S GDSs issued to and registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch. Euroclear and Clearstream will hold the Regulation S GDSs on behalf of their participants (any such participant of Euroclear or Clearstream, a "Participant"), and, transfers will be permitted only within Euroclear and Clearstream in accordance with usual rules and operating procedures of the relevant system. Transfers of ownership interests in Regulation S GDSs are to be accomplished by entries made on the books of Euroclear and Clearstream and of participants in Euroclear and Clearstream, acting in each case on behalf of Regulation S GDS owners. Owners of Regulation S GDSs will not receive certificates representing their ownership interests in the Regulation S GDSs, except in the event that use of the Euroclear and Clearstream book-entry system for the Regulation S GDSs is discontinued.

If at any time Euroclear or Clearstream, as the case may be, ceases to make its respective book-entry settlement systems available for the Regulation S GDSs, we and the Depositary will attempt to make other arrangements for book-entry settlement. If alternative book-entry settlement arrangements cannot be made, the Depositary will make available Regulation S GDSs in physical certificated form.

Transfer Restrictions

The GDSs may be reoffered, resold, pledged or otherwise transferred only in compliance with the U.S. securities laws and are subject to the following restrictions:

Restrictions upon the transfer of GDSs

Rule 144A GDSs

The Rule 144A GDSs may be reoffered, resold, pledged or otherwise transferred only:

(i) outside the United States in accordance with Regulation S;

or

(ii) to a QIB in a transaction meeting the requirements of Rule 144A;

or

(iii) pursuant to Rule 144 under the U.S. Securities Act, if available;

or

(iv) pursuant to an effective registration statement under the U.S. Securities Act.

Regulation S GDSs

Regulation S GDSs may be reoffered, resold, pledged or otherwise transferred only in compliance with the Securities Act and applicable laws of the states, territories and possessions of the United States governing the offer and sale of securities.

Please also see "— Ownership of GDSs by our affiliates" below.

Restrictions upon the deposit of Shares

Rule 144A GDSs

Shares will be accepted for deposit under the Rule 144A Deposit Agreement only if delivered by, or on behalf of, a person that is:

(i) not NLMK or an affiliate of NLMK or a person acting on behalf of NLMK or an affiliate of NLMK;

and

(ii) a QIB or a person outside the United States that is not a U.S. Person (as defined in Regulation S).

Regulation S GDSs

Shares will be accepted for deposit under the Regulation S Deposit Agreement only if delivered by, or on behalf of, a person that is:

(i) not NLMK or an affiliate of NLMK or a person acting on behalf of NLMK or an affiliate of NLMK;

and

(ii) not in the business of buying or selling securities, or if such person is in the business of buying or selling securities, such person did not acquire the Shares to be deposited from NLMK or an affiliate of NLMK;

and

(iii) is a person outside the United States that is not a U.S. person (as defined in Regulation S).

Shares withdrawn from deposit under the Rule 144A Deposit Agreement will not be accepted for deposit pursuant to the Regulation S Deposit Agreement unless such shares are not and may not be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

The Depositary and NLMK will waive deposit certifications by the Selling Shareholder with respect to Shares to be sold in the form of GDSs pursuant to the offering and the exercise, if any, of the over-allotment option. Please also see "— Ownership of GDSs by our affiliates" below.

Restrictions upon the withdrawal of Shares

Rule 144A GDSs

Shares may be withdrawn from the Rule 144A Deposit Agreement only by:

(i) a person other than a U.S. person (as defined in Regulation S) outside the United States who will be the beneficial owner of the Shares upon withdrawal;

or

(ii) a QIB who:

(a) has sold the Rule 144A GDSs to another QIB in a transaction meeting the requirements of Rule 144A, or to a person other than a U.S. person (as defined in Regulation S) outside the United States in accordance with Regulation S; or

(b) will be the beneficial owner of the Shares and agrees to observe the transfer restrictions applicable to Rule 144A GDSs in respect of the Shares so withdrawn.

Regulation S GDSs

Shares may be withdrawn from the Regulation S Deposit Agreement by the holders of Regulation S GDSs.

Please also see "— Ownership of GDSs by our affiliates" below.

We may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding the limits applicable to the Shares under applicable law or our charter. We may also restrict transfers of the GDSs where such transfer may result in the total number of Shares represented by the GDSs owned by a single holder or beneficial owner to exceed any such limits. We may, in our sole discretion, but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any holder or beneficial owner in excess of the limits set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer of GDSs, the removal or limitation of voting rights or the mandatory sale or disposition on behalf of a holder or beneficial owner of the Shares represented by the GDSs held by such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and our charter.

The registration of transfer of GDR certificates in particular instances may be refused, or the registration of transfers generally may be suspended, during any period when the transfer books of the Depositary, us, the registrar or the Russian share registrar are closed, or if any such action is deemed necessary or advisable by us or the Depositary, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the GDSs or Shares are listed, or under any provision of the Deposit Agreements or provisions of, or governing, the Shares, or any meeting of our shareholders or for any other reason.

The Depositary may close the transfer books with respect to GDR certificates, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at our reasonable request.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the Custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the Deposit Agreements in proportion to the number of GDSs held as of a specified GDS record date, which the Depositary will use reasonable efforts to establish as close as possible to the record date set by us for the Shares.

Distributions of cash

Whenever we make a cash distribution in respect of securities on deposit with the Custodian, we will deposit the funds with the Custodian. Upon receipt of confirmation from the Custodian of the deposit of the requisite funds, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution

of the U.S. dollars to the holders, if in the reasonable judgment of the Depositary it is practicable and lawful. See "— Foreign Currency Conversion" below for actions the Depositary is entitled to take if conversion, transfer and distribution cannot be so made by the Depositary.

The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. The Depositary will apply the same method for distributing any distribution received upon our liquidation or the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of the securities on deposit. It is possible that, in the event of our liquidation, the Deposit Agreements will have been terminated prior to the receipt by the Depositary of any distributions arising upon that liquidation. See "— Amendments and Termination".

Distributions of shares

Whenever we make a free distribution of shares in respect of the Shares on deposit with the Custodian, we will deposit the applicable number of Shares with the Custodian. Upon receipt of confirmation of such deposit from the Custodian, the Depositary will either distribute to holders additional GDSs representing the Shares deposited or modify, to the extent permissible by law, the GDS-to-Shares ratio, in which case each GDS you hold will represent rights and interests in the additional Shares so deposited. Only whole new GDSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new GDSs or the modification of the GDS-to-Shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Shares so distributed.

No such distribution of new GDSs will be made if it would violate U.S. law (*i.e.*, the U.S. securities laws). If the Depositary does not distribute new GDSs as described above, it may sell the Shares received and will distribute the proceeds of the sale as in the case of a distribution of cash. The Depositary will hold and/or distribute any unsold balance of such property in accordance with the provisions of the applicable Deposit Agreement.

Distributions of rights

Whenever we intend to distribute rights to purchase additional Shares, we will give timely prior notice to the Depositary and state whether or not we wish such rights to be made available to you. If we wish such rights to be made available to you, we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional GDSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional GDSs to holders and to enable such holders to exercise such rights only if the Depositary has received our request to make such distribution in a timely manner, and the Depositary shall have determined that it is lawful and reasonably practicable to make the rights available to holders of GDSs, and we have provided all of the documentation contemplated in the applicable Deposit Agreement (such as opinions to address the lawfulness of the transaction). You will have to pay fees, expenses, and any taxes and other governmental charges to subscribe for the new GDSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of GDSs.

The Depositary will not distribute the rights to you if:

- we do not request that the rights be distributed to you in a timely manner, or we request that the rights not be distributed to you; or
- we fail to deliver satisfactory documents to the Depositary;
- it determines that it is not reasonably practicable to distribute the rights; or
- any rights made available are not exercised and appear to be about to lapse.

The Depositary will sell the rights that are not exercised or not distributed if it determines that such sale is lawful and reasonably practicable in a riskless principal capacity, at such place and upon terms (including public and private sale) as it may deem practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

The Depositary shall not be responsible for (i) any failure to determine whether it may be lawful or practicable to make such rights available to holders in general or to you in particular, (ii) any foreign exchange exposure or loss incurred in connection with any sale or exercise, or (iii) the content of any materials forwarded to the holders on our behalf in connection with the rights distribution. There can be no assurance that holders in general or you in particular will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional Shares, we will give timely prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it has received timely prior notice from us, if it is reasonably practicable and if we have provided all of the documentation contemplated in the applicable Deposit Agreement (such as opinions to address the lawfulness of the transaction). In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional GDSs, in each case as described in the Deposit Agreements.

If the election is not made available to you, you will, to the extent permitted by law, receive either cash or additional GDSs, depending on what a shareholder in Russia would receive upon failing to make an election, as more fully described in the corresponding Deposit Agreement.

The Depositary is not obligated to make available to holders a method to receive the elective dividend in the Shares rather than in the form of GDSs. There can be no assurance that holders of GDSs or beneficial interests therein generally, or you in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of the Shares.

Other distributions

Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will timely notify the Depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If the Depositary has received timely prior notice from us, it is reasonably practicable to distribute such property to you and if we have provided all of the documentation contemplated in the Deposit Agreements (such as opinions to address the lawfulness of the transaction), the Depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. In order to pay such taxes and governmental charges, the Depositary may, after consultation with us to the extent reasonably practicable, sell all or a portion of the property received.

The Depositary will not distribute the property to you and will sell the property if:

- we do not request that the property be distributed to you or we do not make such request in a timely manner or we ask that the property not be distributed to you;
- we fail to deliver satisfactory documents to the Depositary; or
- the Depositary determines that all or a portion of the distribution to you is not lawful or reasonably practicable.

The proceeds of any such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems

practicable under the circumstances. The same procedure would be applied to any distribution in a form other than cash received by the Depositary in the event of our liquidation. It is possible that, in the event of our liquidation, the Deposit Agreements will have been terminated prior to the receipt by the Depositary of any distribution arising upon that liquidation. See "— Amendments and Termination".

Redemption

Whenever we decide to redeem any of the securities on deposit with the Custodian, we will give timely prior notice to the Depositary in advance. If the Depositary has received timely prior notice from us, determined that such redemption is practicable and received from us all of the documentation contemplated in the Deposit Agreements (such as opinions to address the lawfulness of the transaction), the Depositary will mail notice of the redemption to the holders.

The Depositary will instruct the Custodian to surrender the Shares being redeemed against payment of the applicable redemption price. The Depositary will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreements and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their GDSs to the Depositary. (See "— Foreign Currency Conversion" below for actions the Depositary is entitled to take if conversion, transfer and distribution of funds by the Depositary is not practicable or lawful.) You will have to pay fees and charges of, and the expenses incurred by, the Depositary, and any taxes and governmental charges upon the redemption of your GDSs. If less than all GDSs are being redeemed, the GDSs to be redeemed will be selected by lot or on a *pro rata* basis, as the Depositary may determine.

Changes Affecting Shares

The Shares held on deposit for your GDSs are subject to change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets affecting us.

If any such change were to occur, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion, replacement or otherwise in respect of, such Shares shall, to the extent permitted by law, be treated as new Shares under the Deposit Agreements, and the GDR certificates shall, subject to the terms of the Deposit Agreements and applicable law, evidence the GDSs representing the right to receive such replacement securities, the Depositary in such circumstances may with our approval, and shall if we so request and provide to the Depositary a satisfactory opinion of counsel that such action is not in violation of applicable laws or regulations, execute and deliver additional GDR certificates to you or make appropriate adjustments in its records, or call for the exchange of your existing GDSs for new GDSs. If the Depositary may not lawfully distribute such securities to you, the Depositary may with our approval sell such securities and distribute the proceeds to you as in the case of a cash distribution, and shall do so if we so request and provide to the Depositary a satisfactory opinion of counsel that such action is not in violation of applicable laws or regulations. You will have to pay fees and charges of, and the expenses incurred by, the Depositary, and any taxes and governmental charges upon the redemption of your GDSs.

The Depositary shall not be responsible for (i) any failure to determine that it is lawful or practicable to make such securities available to holders of GDSs in general or to you in particular, (ii) any foreign exchange exposure or loss incurred in connection with such a sale, or (iii) any liability to the purchaser of such securities.

Issuance of GDSs upon Deposit of Shares

Subject to limitations set forth in the Deposit Agreements and the GDSs, the Depositary may create GDSs on your behalf if you or your broker deposit Shares with the Custodian. The Depositary will deliver these GDSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the Custodian and you provide the applicable deposit certification. Your ability to deposit Shares and receive GDSs may be limited by U.S., English and Russian legal considerations applicable at the time of deposit.

The Depositary will refuse to accept Shares for deposit whenever it is notified in writing by us that such deposit would result in any violation of applicable laws, including ownership restrictions under Russian laws. The Depositary will also refuse to accept certain Shares for deposit under the Rule 144A Deposit Agreement if notified in writing by us that the Shares are listed on a U.S. securities exchange or quoted on a U.S. automated

inter-dealer quotation system, unless accompanied by evidence satisfactory to the Depositary that (i) neither the Shares nor the Rule 144A GDSs to be deposited were, when issued, of the same class (within the meaning of Rule 144A(d)(3)(i)), as the securities so listed or quoted and (ii) any Shares presented for deposit are eligible for resale pursuant to Rule 144A. The Depositary shall also, upon receipt of written notice from us, limit at any time the number of Shares accepted for deposit under the terms of the Deposit Agreements so as to enable us to comply with ownership restrictions imposed by applicable law or our charter or otherwise imposed by us in our discretion, or otherwise to comply with applicable law.

The issuance of GDSs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the Custodian. The Depositary will only issue GDSs in whole numbers.

When you make a deposit of Shares, you will be responsible for transferring good and valid title to the Depositary, as evidenced by documents satisfactory to the Depositary or the Custodian. As such, you will be deemed to represent and warrant that:

- the Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;
- all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised;
- you are duly authorized to deposit the Shares;
- the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim;
- in the case of a deposit of Shares under the Regulation S Deposit Agreement, the Shares are not, and the Regulation S GDSs issuable upon such deposit will not be, "Restricted Securities" (as defined in the Regulation S Deposit Agreement), except in the case of deposits of a kind described in "— Ownership of GDSs by our affiliates" below;
- the Shares presented for deposit have not been stripped of any rights or entitlements;
- the Shares are not subject to any unfulfilled requirements of Russian law; and
- except as provided in the Deposit Agreements and summarized under "— Ownership of GDSs by our affiliates" below, you are not, and you shall not become while holding GDSs, one of our affiliates.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

When you deposit Shares to receive Rule 144A GDSs, you will be required to provide the Depositary with a deposit certification stating, inter alia, that:

- you acknowledge that the Shares and the Rule 144A GDSs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States and that the Shares and the Rule 144A GDSs may not be offered sold, pledged, or otherwise transferred except in accordance with the restrictions on transfer set forth thereon;
- you are not an affiliate of NLMK and you are not acting on behalf of NLMK or one of its affiliates;
- you are (i) a QIB or (ii) a person (other than a U.S. person, as defined in Regulation S) outside the United States and acquired or have agreed to acquire and will acquire the Shares to be deposited outside the United States; and
- you agree, as the owner of the Rule 144A GDSs, to offer, sell, pledge and otherwise transfer the Rule 144A GDSs or the Shares represented by the Rule 144A GDSs in accordance with the applicable U.S. state securities laws and only:
    - to a QIB in a transaction meeting the requirements of Rule 144A; or
    - outside the United States to a person (other than a U.S. person, as defined in Regulation S) outside the United States in accordance with Regulation S; or
    - in accordance with Rule 144 under the U.S. Securities Act, if available; or
    - pursuant to an effective registration statement under the U.S. Securities Act.

A copy of the form of deposit certification for Rule 144A GDSs is attached to the Rule 144A Deposit Agreement and may be obtained from the Depositary upon request.

When you deposit Shares to receive Regulation S GDSs, you will be required to provide the Depositary with a deposit certification stating, inter alia, that:

- you acknowledge that the Shares and the Regulation S GDSs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States and that the Shares and the Regulation S GDSs may not be offered sold, pledged, or otherwise transferred except in accordance with the restrictions on transfer set forth thereon;
- you are not an affiliate of NLMK and you are not acting on behalf of NLMK or one of its affiliates;
- you are, or at the time the Shares are deposited you will be, the beneficial owner of the Shares in the form of GDSs to be issued upon deposit of such Shares;
- you are a person (other than a U.S. person, as defined in Regulation S) outside the United States and acquired or have agreed to acquire and will acquire the Shares to be deposited outside the United States; and
- you are not in the business of buying and selling securities or, if you are in such business, you did not acquire the Shares presented for deposit from us or any of our affiliates.

A copy of the form of deposit certification for Regulation S GDSs is attached to the Regulation S Deposit Agreement and may be obtained from the Depositary upon request.

Withdrawal of Shares Upon Cancellation of GDSs

Subject always to the withdrawal of deposited property being permitted under applicable laws and the terms of the applicable Deposit Agreement, as a holder you will be entitled to present your GDSs to the Depositary for cancellation and then receive the corresponding number of underlying Shares at the Custodian's offices. Your ability to withdraw the Shares may be limited by U.S. and Russian law considerations applicable at the time of withdrawal.

In order to withdraw the Shares represented by your GDSs, you will be required to pay to the Depositary the fees for cancellation of the GDSs and any charges and taxes payable upon the transfer of the Shares being withdrawn and you will be required to provide to the Depositary the applicable withdrawal certification. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the GDSs will not have any rights under the corresponding Deposit Agreement.

If you hold a GDS registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your GDSs. The withdrawal of the Shares represented by your GDSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that if GDSs representing fractional securities are presented for cancellation, the Depositary shall be entitled to sell such fractional securities and remit the proceeds of such sale to you net of fees, expenses, charges and taxes.

When you request the withdrawal of the Shares represented by your Rule 144A GDSs, you will be required to provide the Depositary with a withdrawal certification stating, *inter alia*, that:

(A) you acknowledge that the Shares represented by your Rule 144A GDSs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States and that the Shares and the Rule 144A GDRs may not be offered sold, pledged, or otherwise transferred except in accordance with the restrictions on transfer set forth thereon; and

(B) you certify that:

(1) you are a QIB, acting for your own account or for the account of one or more other QIBs, who is the beneficial owner of the Rule 144A GDSs presented for cancellation; and

(a) either:

- you have sold or agreed to sell the Shares to a person (other than a U.S. person, as defined in Regulation S) outside the United States in accordance with Regulation S;
- you have sold or agreed to sell the Shares to a QIB in a transaction meeting the requirements of Rule 144A; or

- you will be the beneficial owner of the Shares upon withdrawal and:
  - you (or the person on whose behalf you are acting) will sell the Shares only to another QIB in a transaction meeting the requirements of Rule 144A; to a person (other than a U.S. person, as defined in Regulation S) outside the United States in accordance with Regulation S; in accordance with Rule 144A, if available; or pursuant to an effective registration statement under the U.S. Securities Act; and
  - you will not deposit the Shares in any depositary receipts facility that is not a "restricted" depositary receipts facility;

OR

(2) you are a person (other than a U.S. person, as defined in Regulation S) located outside the United States and acquired or agreed to acquire the Shares outside the United States and will be the beneficial owner of the Shares upon withdrawal.

Holders of Regulation S GDSs are not required to provide the Depositary with a withdrawal certification under the Regulation S Deposit Agreement, except in the case of an exchange of Rule 144A GDSs for sale of Regulation S GDSs by one of our affiliates. See "— Ownership of GDSs by our affiliates" below.

Proofs, Certificates and Other Information

You may be required (i) to provide to the Depositary and the Custodian proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approvals, legal or beneficial ownership of GDSs, compliance with all applicable laws and the terms of the Deposit Agreements, and (ii) to execute certifications and to make representations and warranties and to provide such other information and documentation as the Depositary or the Custodian may deem necessary or proper or as we may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreements. The Depositary may withhold the execution or delivery or registration of transfer or cancellation of any GDR certificate, or the distribution or sale of any dividend or distribution of rights, until such proof or other information is filed or such certifications are executed, or such representations are made, or such other documentation or information is provided, in each case, to the Depositary's, the Registrar's (as defined in the Deposit Agreements) and our reasonable satisfaction.

Ownership of GDSs by Our Affiliates

We permit our affiliates to deposit Shares against the issuance of Rule 144A GDSs, so long as they satisfy the requirements, including delivery of the requisite certifications (which differ in certain respects from certifications for non-affiliates) to the Depositary as required by the Rule 144A Deposit Agreement. We also permit our affiliates to exchange their Rule 144A GDSs for Regulation S GDSs solely to allow them to sell their GDSs in transactions meeting the requirements of Regulation S, so long as each exchanging affiliate delivers the requisite certifications to the Depositary and otherwise satisfies the requirements of the Deposit Agreements. We do not otherwise permit our affiliates to deposit Shares against the issuance of Regulation S GDSs unless they certify to the Depositary that they have sold or irrevocably agreed to sell the Regulation S GDSs to be issued in respect of the Shares so deposited in a transaction meeting the requirements of Regulation S, and deliver the other requisite certifications to the Depositary.

The requirements for such deposits and exchanges of GDSs by our affiliates are more fully described in the Deposit Agreements.

Voting Rights

As a holder, you generally have the right under the Deposit Agreements to instruct the Depositary to exercise the voting rights for the Shares represented by your GDSs. The voting rights of holders of Shares are described in "Description of Share Capital and Certain Requirements of Russian Legislation".

Upon our timely written request, and provided no U.S., Russian or English legal prohibitions (including the rules of the London Stock Exchange or the rules of Russian stock exchanges on which the Shares are listed or admitted to trading) exist, the Depositary will distribute to you any notice of shareholders' meetings or solicitation of consents or proxies from holders of Shares received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the Shares represented by the GDSs.

If the Depositary timely receives voting instructions from a holder of GDSs in the manner specified by the Depositary, it will endeavor — insofar as practicable and permitted under applicable law, the provisions of the applicable Deposit Agreement, our charter and the terms of our Shares — to vote or cause the Custodian to vote the Shares represented by the holder's GDSs in accordance with such voting instructions. Russian securities

regulations expressly permit a Depositary to split the vote of Shares registered in its name in accordance with the instructions from GDS holders. However, because the Depositary does not have express statutory authority to split the vote with respect to the Shares in accordance with instructions from GDS holders, and given the untested nature of such securities regulations, the Depositary may refrain from voting at all unless all GDR holders have instructed it to vote the Shares in the same manner. Consequently, you may have significant difficulty in exercising voting rights with respect to the underlying Shares. See "Risk Factors — Risks Relating to the Shares, the GDSs and the Trading Market — Voting rights with respect to the Shares represented by the GDSs are limited by the terms of the Deposit Agreements for the GDSs and relevant requirements of Russian law".

Neither the Depositary nor the Custodian will, under any circumstances, exercise any discretion as to voting, vote any number of Shares other than an integral number thereof or vote Shares in a manner that would be inconsistent with any applicable law, and neither the Depositary nor the Custodian will vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares except pursuant to and in accordance with instructions from holders of the GDSs. If the Depositary timely receives voting instructions from a holder of GDSs which fail to specify the manner in which the Depositary is to vote the Shares represented by such holder's GDSs, the Depositary will deem the holder to have instructed the Depositary not to vote the Shares with respect to the items for which no instruction was given. Securities for which no specific voting instructions are received by the Depositary shall not be voted.

Notwithstanding anything else contained in the Deposit Agreements, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of the Shares if the taking of such action would violate U.S., Russian or English legal prohibitions, including the rules of the London Stock Exchange or the rules of Russian stock exchanges on which the Shares are listed or admitted to trading. We have agreed in the Deposit Agreements that we shall not establish internal procedures that would prevent the Depositary from complying with, or that are inconsistent with, the terms and conditions of the sections of the Deposit Agreements which deal with voting.

The ability of the Depositary to carry out voting instructions may be limited by practical, legal and regulatory limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received from GDS holders will not be voted. See "Risk Factors — Risks Relating to the Shares, the GDSs and the Trading Market — Voting rights with respect to the Shares represented by the GDSs are limited by the terms of the Deposit Agreements for the GDSs and relevant requirements of Russian law".

Fees and Charges

Service	Fees
Issuance of GDSs*	Up to $0.05 per GDS issued
Cancellation of GDSs	Up to $0.05 per GDS cancelled
Distribution of cash dividends or other cash distributions	Up to $0.02 per GDS held
Distribution of GDSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per GDS issued
Distribution of securities other than GDSs or rights to purchase additional GDSs	Up to $0.05 per Share (or Share equivalent) distributed
Annual Depositary Services Fee	Annually up to $0.02 per GDS held at the end of each calendar year except to the extent of any cash dividend fee charged during such calendar year
Transfer of GDSs	$1.50 per GDR certificate presented for transfer
Inspection of share Register	Up to $0.01 per GDS held as of the applicable record date to cover expenses incurred by the Depositary, the Custodian or their respective agents in connection with the inspection of the share register maintained by the Russian share registrar, provided that such fee will be charged to any GDS holder not more frequently than once in any calendar year

* No fee shall be incurred or charged in connection with the deposit of Shares in the initial offering.

As a GDS holder you will also be responsible to pay the following charges incurred by the Depositary:

- taxes (including applicable interest and penalties) and governmental charges;
- fees for the transfer and registration of Shares charged by the share registrar (*i.e.*, upon deposit and withdrawal of Shares);
- fees and expenses incurred for converting foreign currency into U.S. dollars and compliance with exchange control regulations;
- expenses for cable, telex and fax transmissions and for delivery of securities; and
- fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

We have agreed to pay certain other charges and expenses of the Depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. Holders of GDSs will receive prior notice of such changes.

Amendments and Termination

We may agree with the Depositary to modify the Deposit Agreements at any time without your prior consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreements or that shall impose or increase fees or charges (other than charges in connection with foreign exchange control regulations and taxes and other governmental charges, delivery expenses and other such expenses). We will not consider to be materially prejudicial to your substantial rights, among other things, any amendments or supplements that are reasonably necessary for the GDSs to be settled solely in book-entry form, in each case without imposing or increasing the fees and charges you are required to pay.

You will be bound by the modifications to the Deposit Agreements if you continue to hold your GDSs after the modifications to the applicable Deposit Agreements become effective.

The Deposit Agreements cannot be amended to prevent you from withdrawing the Shares represented by your GDSs. Notwithstanding any such restriction on amendments or supplements to the Deposit Agreements, we and the Depositary may at any time amend or supplement the Deposit Agreements or the GDR Certificates in order to comply with mandatory provisions of applicable laws, rules or regulations, and such amendments or supplements may become effective before notice thereof is given to holders or within any other period required to comply with such laws, rules or regulations.

We have the right to direct the Depositary to terminate the Deposit Agreements. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreements. In addition, the Depositary may resign, with such resignation to take effect upon the earlier of 30 days notice or the acceptance of appointment by a successor depositary, or we may remove the Depositary, with such removal to take effect upon the later of 30 days notice or the acceptance of appointment by a successor depositary, and if in either such case no successor depositary shall have accepted appointment by us, then the Depositary may terminate the Deposit Agreements. In either case, the Depositary must give notice to the holders of the GDSs at least 30 days before termination.

Upon termination, the following will occur under the Deposit Agreements:

- for a period of six months after termination, you will be able to request the cancellation of your GDSs and the withdrawal of the Shares represented by your GDSs and the delivery of all other property held by the Depositary in respect of those Shares on the same terms as prior to the termination, including the payment of any applicable taxes or governmental charges. During such six months' period the Depositary will continue to collect all distributions received on the Shares on deposit (*i.e.*, dividends) but will not distribute any such property to you until you request the cancellation of your GDSs.
- after the expiration of such a six-month period, the Depositary may sell the securities held on deposit. The Depositary will hold the proceeds from such a sale and any other funds then held for the holders of GDSs in an unsegregated, non-interest bearing account, without liability for interest. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of GDSs still outstanding, net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements.

Books of Depositary

The Depositary will maintain GDS holder records at its principal office in New York and, if no book-entry settlement system is available for the relevant GDSs, at its principal office in London as well. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the GDSs and the Deposit Agreements.

The Depositary will maintain facilities in New York and London to record and process the issuance, cancellation, combination, split-up and transfer of GDSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices to Shareholders

We will promptly transmit to the Depositary those communications that we make generally available to our shareholders. If those communications were not originally in English, we will translate them. Upon our request and at our expense, the Depositary will arrange for the mailing of copies of such communications to all GDS holders and will make a copy of such communications available for inspection at its principal offices in New York and London.

Limitations on Obligations and Liabilities

The Deposit Agreements limit our obligations and the Depositary's obligations to you. Please note the following:

- We and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreements without negligence or bad faith.
- Neither we nor the Depositary, nor any of our or their respective controlling persons or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Shares or in respect of the GDR certificates, which in our or their respective opinion may involve us or them (as the case may be) in expense or liability, unless an indemnity satisfactory to us or them (as the case may be) against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).
- The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts without negligence and in good faith and in accordance with the terms of the Deposit Agreements.
- The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of GDSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreements or for the failure or timeliness of any of our notices.
- The Depositary and the Custodian disclaim any liability with respect to Russia's system of share registration and custody, including any liability in respect of the unavailability of the Shares or other deposited securities (or any distribution in respect thereof).
- The Depositary disclaims any liability for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided the Depositary performed its obligations as Depositary without negligence or bad faith.
- We and the Depositary and any of our or the Depositary's respective directors, employees, agents or affiliates will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreements.
- We and the Depositary and any of our or the Depositary's respective directors, employees, agents or affiliates disclaim any liability if we are prevented or forbidden from or delayed in acting on account of any law or regulation, any provision of our charter, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, revolutions, rebellions, explosions and computer failure).

- We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreements or in our charter or in any provisions of securities on deposit.
- We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of GDSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
- We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the Deposit Agreements, made available to you.
- We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
- We and the Depositary also disclaim any liability for consequential or punitive damages for any breach of the terms of the applicable Deposit Agreement.
- The Depositary disclaims liability for any actions taken in accordance with our instructions to take action with respect to the ownership interest of any holder or beneficial owner in excess of the limits applicable to the Shares under applicable law or our Charter.

Indemnification

The Depositary has agreed to indemnify us and our directors, officers, employees, agents and affiliates against, and hold each of us harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary or the Custodian, provided, that the Custodian is a branch or subsidiary of Deutsche Bank AG at the time of such act or omission, under the Deposit Agreements due to the negligence or bad faith of the Depositary or the Custodian.

We have agreed to indemnify the Depositary, the Custodian and any of their respective directors, officers, employees, agents and affiliates against, and hold each of them harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including the reasonable fees and expenses of counsel) that may arise, *inter alia*, (i) out of any offer or sale of the GDSs or the Shares, (ii) out of any offering document in respect thereof, except to the extent relating to any information provided by the Depositary, or (iii) out of acts performed or omitted in accordance with the provisions of the Deposit Agreements, in any such case by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and affiliates, except to the extent such loss, liability, tax, charge or expense is due to the negligence or bad faith of any of them, or by us or any of our directors, officers, employees, agents and affiliates.

Pre-Release Transactions

The Depositary may, in certain circumstances, issue GDSs before receiving a deposit of Shares or release Shares before receiving GDSs for cancellation. These transactions are commonly referred to as "pre-release transactions". The Deposit Agreements limit the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (*i.e.* the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the GDSs and the securities represented by the GDSs. We, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all Shares on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue GDSs, to deliver, transfer, split and combine GDSs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the Custodian are not obligated to take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence and such other information as the Depositary and the Custodian may require to fulfill legal obligations.

The Depositary is under no obligation to provide you with any information about our tax status. The Depositary shall not incur any liability for any tax consequences that may be incurred by you on account of your ownership of the GDSs, including without limitation by virtue of our tax status.

By purchasing GDSs, you agree to indemnify the Depositary, us, the Custodian and any of their or our agents, officers, employees and affiliates for, and to hold each of them and us harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you as a GDS holder.

Disclosure of Interests

By purchasing GDSs, you agree to comply with requests from us or the Depositary pursuant to Russian law, the rules and requirements of the Russian stock exchanges, any other stock exchange on which the Shares are, or may be, registered, traded or listed, or our charter, which are made to provide information, *inter alia*, as to the capacity in which you hold or own a beneficial interest in the GDSs (and the Shares, as the case may be) and regarding the identity of any other person interested in such GDSs, the nature of such interest and various related matters, whether or not you are a holder or owner of a beneficial interest in the GDSs at the time of such a request.

Foreign Currency Conversion

The Depositary will arrange for the conversion into U.S. dollars of all foreign currency received if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreements. You will have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

The Depositary may, but is not obliged to, make any filing with any governmental authority required to obtain an approval or license necessary for any conversion of any foreign currency into or distribution of U.S. dollar funds. If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or, in the reasonable opinion of the Depositary, not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

- Convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable.
- Distribute the foreign currency to holders for whom the distribution is lawful and practicable.
- Hold the foreign currency (without liability for interest) for the applicable holders.

The Depositary will not invest the currency it cannot convert and it will not be liable for any interest thereon. If exchange rates fluctuate during a time when the Depositary cannot convert the rubles, you may lose some or all of the value of the distribution.

Governing Law and Arbitration of Disputes

Although New York law has been chosen to govern the construction and interpretation of the Deposit Agreements and the GDSs, the rights of holders of the Shares and other deposited securities and our obligations and duties in respect of such holders shall be governed by the laws of Russia (or such other jurisdiction's laws as may govern the deposited securities).

Under the terms of the Deposit Agreements owners of GDSs agree that any dispute, controversy or cause of action against us and/or the Depositary arising out of the GDSs, the Deposit Agreements, the Shares or other deposited securities will be referred to and resolved by arbitration in accordance with the rules of the London Court of International Arbitration in proceedings in London, England, as more fully described in the Deposit Agreements.

EACH PARTY TO THE DEPOSIT AGREEMENTS, INCLUDING EACH HOLDER AND BENEFICIAL OWNER OF GDSs, IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY AND/OR THE DEPOSITARY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE SHARES, THE DEPOSITED SECURITIES, THE GDSs, THE DEPOSIT AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED UNDER THE DEPOSIT

AGREEMENTS, OR THE BREACH THEREOF, INCLUDING WITHOUT LIMITATION ANY QUESTION REGARDING EXISTENCE, VALIDITY OR TERMINATION, (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY TO THE DEPOSIT AGREEMENTS (INCLUDING FOR AVOIDANCE OF DOUBT EACH HOLDER AND BENEFICIAL OWNER) IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO ASSERT ANY RIGHT IT MAY HAVE TO COMMENCE, MAINTAIN OR SEEK TO MAINTAIN ANY CLASS ACTION, CLASS SUIT OR CLASS PROCEEDING, IN ANY COURT OR ARBITRATION, ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, GDSs OR THE DEPOSIT AGREEMENTS, OR ANY TRANSACTION CONTEMPLATED THEREIN, OR THE BREACH THEREOF, INCLUDING WITHOUT LIMITATION ANY QUESTION REGARDING EXISTENCE, VALIDITY OR TERMINATION.

Russian Share Register

We have appointed R-Stinol LLC as the registrar of our Shares in Russia and we have agreed to continue such appointment so long as the GDSs remain outstanding or any of the Deposit Agreements remain in force.

We have agreed in the Deposit Agreements to:

- take any and all actions reasonably necessary to ensure the accuracy and completeness of all of the information contained in the register of shareholders maintained by the share registrar;
- provide or use our reasonable efforts to cause the share registrar to provide unrestricted access by the Depositary and the Custodian to the register of shareholders during ordinary business hours in Moscow (and not less than monthly) so as to permit verification of the registration of Shares represented by the GDSs in the name of the Depositary or the Custodian or their respective nominees;
- use our reasonable efforts to cause the share registrar to promptly notify the Depositary (i) of any material and uncured breaches by the share registrar of the terms of the Deposit Agreements, and (ii) any time the share registrar will no longer be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the Deposit Agreements relating to it;
- use our reasonable efforts to cause the share registrar to promptly (and, in any event, within 3 business days in Moscow, Russia of receipt by the share registrar of such documentation as may be required by applicable law and regulation and the reasonable and customary internal regulations of the share registrar as soon as practicable thereafter) re-register the Shares being deposited into or withdrawn from the GDR facilities; and
- use our reasonable efforts to cause the share registrar to promptly notify the Depositary in writing (i) of any alleged unlawful elimination of shareholders from the shareholder register (or any alleged unlawful alteration of shareholder records), (ii) of any alleged unlawful refusal to register shares, and (iii) any time the share registrar holds the Shares for its own account.

In the Deposit Agreements, we have agreed to assume sole liability for:

- any act or failure to act of the share registrar (other than as a result of any act or failure to act by the Depositary or the Custodian or their respective directors, employees, agents or affiliates);
- unavailability of Shares on deposit under the terms of the Deposit Agreements; and
- failure of the Depositary to make any distributions contemplated by the Deposit Agreements as a result of our actions or those of our agents, the actions of the share registrar (other than as a result of any act or failure to act by the Depositary or the Custodian or their respective directors, employees, agents or affiliates), and actions of our present or future charter (or other instrument governing the deposited securities), and any provisions of any securities we issue or distribute and any related distribution or offering.

The Depositary has agreed, for the benefit of the owners of GDSs, to confirm not less frequently than monthly, the number of Shares identified on the share register as being on deposit pursuant to the terms of the Deposit Agreements. We have agreed with the Depositary that the Custodian shall maintain in custody duplicate share register extracts (or other evidence of verification) provided to the Depositary, the Custodian or their

respective agents, and that any known material discrepancies between the records of the Depositary and the Custodian, on the one hand, and the records of the share registrar, on the other hand, will be brought to our attention promptly. We will use our reasonable efforts to cause the share registrar to reconcile any discrepancies and to effectuate the requisite corrections to the share register. In the event we are unable to obtain such reconciliation of records and the discrepancy exceeds 0.5% of the number of Shares identified on the records of the Depositary or the Custodian as being on deposit under the terms of any one of the Deposit Agreements, we will give notice thereof to the owners of GDSs (through the Depositary) and the Depositary shall cease issuance of new GDSs until the records have been appropriately reconciled.

U.S. Securities Act and Other Legends

Legends for Rule 144A GDSs

NEITHER THIS RULE 144A GDR CERTIFICATE, NOR THE RULE 144A GDSs EVIDENCED HEREBY, NOR THE SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY EACH IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND THE BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS RULE 144A GDR CERTIFICATE AND THE RULE 144A GDSs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH RULE 144A GDR CERTIFICATE, THE RULE 144A GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND AGREE FOR THE BENEFIT OF NLMK AND THE DEPOSITARY THAT THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE HOLDER AND THE BENEFICIAL OWNER REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT.

THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GDS MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR THE RULE 144A GDSs.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS RULE 144A GDR CERTIFICATE OR A BENEFICIAL INTEREST IN THE RULE 144A GDSs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF NLMK IN THE NAME OF DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE NOT REQUIRED TO RECOGNIZE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

Legends for Regulation S GDSs

NEITHER THIS REGULATION S GDR CERTIFICATE, NOR THE REGULATION S GDSs EVIDENCED HEREBY, NOR THE SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS REGULATION S GDR CERTIFICATE, THE REGULATION S GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY IS EACH SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND THE BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS REGULATION S GDR CERTIFICATE AND THE REGULATION S GDSs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH REGULATION S GDR CERTIFICATE, THE REGULATION S GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF NLMK AND THE DEPOSITARY THAT THIS REGULATION S GDR CERTIFICATE, THE REGULATION S GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS REGULATION S GDR CERTIFICATE OR A BENEFICIAL INTEREST IN THE REGULATION S GDSs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF NLMK IN THE NAME OF DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE NOT REQUIRED TO RECOGNIZE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

TAXATION

The following discussion describes the material Russian federal tax, U.S. federal income tax and United Kingdom tax consequences of the acquisition, ownership and disposition of Shares and GDSs by a beneficial owner. This discussion addresses only beneficial owners that acquire Shares or GDSs in this offering. This discussion does not cover all aspects of Russian, U.S. or United Kingdom taxation that may be relevant to the acquisition, ownership or disposition of Shares or GDSs by prospective investors in light of their particular circumstances or to persons subject to special rules such as dealers and tax-exempt investors. This discussion is based on the Russian federal tax, U.S. federal income tax and United Kingdom tax laws and regulations as currently in effect and all subject to change, possibly with retroactive effect. This discussion does not address any tax consequences arising under the laws of any other jurisdiction.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISERS PRIOR TO INVESTING AS TO THE PARTICULAR RUSSIAN FEDERAL TAX, U.S. FEDERAL INCOME TAX AND UNITED KINGDOM INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OR GDSs, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN RUSSIA AND THEIR COUNTRY OF RESIDENCE, IN LIGHT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL AND OTHER LOCAL TAXES AND FOREIGN TAX LAWS.

Certain Russian Tax Law Considerations

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the GDSs and Shares and to the purchase, ownership and disposition of GDSs and Shares by their Russian resident and non-resident holders. The summary is based on the laws of Russia in effect on the date of this prospectus. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective investors should consult their own advisers regarding the tax consequences of investing in the Shares and GDSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The Russian tax rules applicable to GDSs are characterised by uncertainties and by an absence of interpretative guidance. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets and more developed taxation systems. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purposes of this summary, a "non-resident holder" means (i) a physical person, actually present in the Russian Federation for less than 183 days in a given calendar year (excluding days of arrival into Russia, but including days of departure from Russia) or (ii) a legal person or organisation, in each case not organised under Russian law, that holds and disposes of GDSs otherwise than through a permanent establishment in Russia.

For the purposes of this summary, a "Russian resident holder" means (i) a physical person, actually present in the Russian Federation for 183 days or more in a given calendar year (excluding days of arrival into Russia, but including days of departure from Russia) or (ii) a legal person or organization, in each case organized under Russian law, or (iii) a legal person or organization, in each case organized under a foreign law, that holds and disposes of GDSs or Shares through its permanent establishment in Russia.

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. However, the applicable withholding tax rate will depend on the status of the dividend's recipient.

Russian resident holders

Shares

Dividends paid to a holder of our Shares that is a Russian legal entity or who is an individual and Russian tax resident will be subject to Russian withholding tax at the rate of 9%.

It is not clearly stated in the Russian Tax Code which rate of withholding tax should apply to dividends payable to a holder of our Shares that is a permanent establishment of a foreign legal entity (or organization). According to the recommendations issued by the Russian tax authorities, withholding tax at the rate of 9% should apply to dividends paid to a Russian permanent establishment of a foreign legal entity (or organization), provided that there is a double tax treaty between Russia and the country of tax residency of the respective foreign legal entity and that treaty contains non-discrimination provisions. Otherwise, a 15% tax rate should apply. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate, no assurance can be given that the application of a 9% tax rate on dividends paid to residents of the treaty jurisdictions would not be challenged by the Russian tax authorities.

GDSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of GDSs. In the absence of any official interpretative guidance on the beneficial ownership concept in Russia and the fact that the Depositary (and not the holders of the GDSs) is the legal holder of the shares under Russian law, we will likely withhold tax at applicable domestic rates on dividends payable to non-resident holders (as described below). There is also no established procedure for refund of tax withheld from dividends payable through the Depositary to Russian resident holders of GDSs.

In view of the foregoing, we urge Russian residents to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDSs.

Non-resident holders

Shares

Dividends paid to a non-resident holder of our common shares generally will be subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity (or organization) or an individual. Dividends paid to a non-resident holder that is a legal entity (or organization) generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individual holders will be subject to Russian withholding tax at a rate of 30%.

Withholding tax on dividends may be reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of the non-resident holder of our common shares. For example, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "U.S.-Russia Tax Treaty"), provides for reduced withholding rates on dividends paid to U.S. holders who are beneficial owners of the dividends. For example, a 10% rate applies to dividends paid to U.S. holders that own less than 10% of the entity's outstanding shares and a 5% rate applies to dividends paid to U.S. holders that are companies and that own 10% or more of the entity's outstanding shares. The Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the "U.K.-Russia Tax Treaty"), also provides for a 10% withholding rate on dividends paid to U.K. holders who are beneficial owners of the dividends and are subject to taxation with respect to these dividends in the United Kingdom.

GDSs

Notwithstanding the foregoing, treaty relief may not be available to non-resident holders of GDSs because of the absence of any official interpretative guidance on the beneficial ownership concept in Russian taxation and the fact that the Depositary (and not the holders of the GDSs) is the legal holder of the shares under Russian law.

In the absence of any official clarification from the Russian tax authorities on the application of relevant double tax treaties, we likely will not be able to apply the reduced rates and will likely withhold tax at applicable domestic rates on dividends payable on common shares represented by GDSs. Although non-resident holders of GDSs may apply for a refund of a portion of the withholding tax under an applicable double tax treaty, we cannot assure you that the Russian tax authorities will grant a refund. See "Tax treaty procedures".

Taxation of capital gains

Russian resident holders

Legal entities and organizations

Capital gains arising from the sale of Shares or GDSs by any non-individual Russian resident holder will be taxable at the regular Russian tax rate of 24%. Russian tax legislation contains a requirement that profit arising from operations with securities quoted on a stock exchange must be calculated and accounted for separately from profit from operations with securities that are not quoted on a stock exchange and from operating profit. Therefore, Russian resident holders that are not individuals may be able to apply losses arising in respect of the Shares or GDSs only to offset capital gains, or as a carry forward to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange. Special tax rules apply to Russian legal entities that hold a dealer license.

Individuals

Capital gains arising from the sale, exchange or other disposition of Shares or GDSs by individuals who are Russian resident holders must be declared on the holder's annual tax declaration and are subject to personal income tax at a rate of 13%.

The tax base in respect of sale of the securities by an individual is calculated as sale proceeds less documentary confirmed expenses related to purchase of these securities (including cost of securities and expenses associated with purchase, keeping and sale of these securities). If it is impossible to confirm the expenses with the appropriate documents then such individual can decrease the tax base with the property deduction: (i) if the individual owned the securities for less than three years, the property deduction is provided to the extent of income from the sale of those securities, but cannot exceed RUR125,000: and (ii) if the ownership period is more than three years the property deduction is provided to the extent of income from the securities sale. However, practical application of these provisions is currently rather unclear and investors should take independent tax advice with respect to tax consequences of receipt of proceeds from a source within Russian in respect of a disposal of the shares.

As the Russian legislation related to taxation of income derived by Russian resident holders (including legal entities, organizations and individuals) from sale, exchange or other disposition of GDSs is not entirely clear, we urge Russian residents to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDSs.

Non-resident holders

Legal entities and organizations

Under current Russian legislation, capital gains arising from the sale, exchange or other disposition of Shares or GDSs by non-resident holders (legal entities or organizations) should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. We believe that immovable property located in Russia does not currently, and will not, constitute more than 50 % of our assets. However, because the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis, and because the relevant legislation and regulations are not entirely clear, there can be no assurance that immovable property located in Russia does not currently, or will not, constitute more than 50% of our assets.

If more than 50% of our assets were to consist of immovable property located in Russia, non-resident holders (legal entities or organizations) of our Shares or GDSs (except as described below) will be subject to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of GDSs or 24% withholding tax on the capital gain realized from sale, exchange or other disposal, being the difference between the sales price and acquisition costs of Shares or GDSs. However, as far as the GDSs are concerned, so long as the GDSs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition of GDSs on the London Stock Exchange by non-resident holders (legal entities or organizations) should not be subject to taxation in Russia.

Individuals

Under Russian personal income tax law, the sale, exchange or other disposal of Shares or GDSs by non-resident holders who are individuals outside of Russia will not be considered Russian source income and will not be taxable in Russia. The sale, exchange or other disposal of Shares or GDSs by non-resident holders who are individuals in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and acquisition value of GDSs or underlying Shares. However, the acquisition price can only be deducted at the source of payment if the sale was made by a non-resident holder through a professional dealer or broker that is a Russian legal entity or a foreign company with a permanent establishment in Russia. Otherwise, no withholding needs to be made and the non-resident holder will have an obligation to file an annual tax return, report his or her income realized and apply for a deduction of acquisition expenses (which includes filing of support documentation). If the sale, exchange or other disposition of Shares or GDSs occurs in Russia, the purchaser will be required to report to the Russian tax authorities on the income realized by the non-resident individual upon the sale, exchange or other disposition of Shares or GDSs by April 1 of the year following the reporting year.

A non-resident holder may be exempt from Russian withholding tax on the sale, exchange or other disposition of Shares or GDSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, under the U.S.-Russia Tax Treaty, U.S. holders are exempt from the withholding tax on capital gains unless 50% or more of the assets of the issuer are represented by immovable property. The U.K.- Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by U.K. holders unless the gains relate to shares that: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange. See "—Tax Treaty Procedures".

Tax treaty procedures

The Profits Tax Chapter of the Tax Code does not provide for the requirement that a non-resident holder that is a legal entity or organization must obtain tax treaty clearance from Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, in connection with a tax audit, the Russian tax authorities may still dispute the non-resident's eligibility for the double tax treaty relief and require the tax agent (i.e. the company paying dividends or the Russian purchaser of the shares) to pay tax. A non-resident legal entity seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax treaty residence that complies with the applicable double tax treaty in advance of receiving income.

In accordance with the Tax Code, a non-resident holder who is an individual must present to the tax authorities a document confirming the income received and the tax paid off-shore, confirmed by the foreign tax authorities. Technically, such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence.

If a non-resident does not obtain double tax treaty relief at the time that income or gains are realized and tax is withheld by a Russian payer, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld, if the recipient is a legal entity or organization, or within the one-year period from the end of the tax period in which the tax was withheld, if the recipient is an individual. To process a claim of a refund, the Russian tax authorities require (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012DT for dividends and interest and 1011DT for other income is designed to combine (i) and (ii) for foreign legal entities). The Russian tax authorities may require a Russian translation of some documents. The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds. See "Risk Factors—Risks Relating to the Shares, the GDSs and the Trading Market—You may not be able to benefit from double tax treaties".

The above-mentioned procedures may be more complicated with respect to GDSs, due to separation of legal ownership and beneficial ownership to the Russian shares, underlying the GDSs. Russian tax legislation does not provide for clear guidance regarding availability of double tax treaty relief for GDS holders. Therefore, we cannot assure you that the relief will be available under the applicable tax treaty in respect of Russian taxes payable or withheld in respect of dividends on common shares represented by GDSs.

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Shares or GDSs by a U.S. holder (as defined below). This discussion addresses only U.S. holders that acquire Shares or GDSs in this offering and hold Shares or GDSs as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, the Treasury Regulations promulgated thereunder, administrative and judicial pronouncements with respect thereto, the U.S.-Russia Tax Treaty, all as currently in effect and all subject to change, possibly with retroactive effect. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of Shares or GDSs by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, persons that own (actually or constructively) 10% or more of our common shares or capital, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers, traders in securities that elect to mark-to-market their securities, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, investors that hold Shares or GDSs as part of a straddle, hedging transaction or conversion transaction for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). This discussion does not address any tax consequences arising under the laws of any state or other political subdivision of the United States.

As used herein, the term "U.S. holder" means a beneficial owner of Shares or GDSs that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income tax without regard to its source; or
- a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all of its substantial decisions or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

If a partnership holds Shares or GDSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the status and activities of the partnership. We urge prospective investors that are partnerships (or entities treated as partnerships for U.S. federal income tax purposes) to consult their own tax advisers regarding the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of Shares or GDSs.

For U.S. federal income tax purposes, a U.S. holder of a GDS should be treated as the owner of the underlying common shares represented by that GDS, and the discussion below assumes such treatment.

The U.S. Treasury has expressed concerns that parties to whom GDSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. persons, could be affected by future actions that may be taken by the U.S. Treasury.

This discussion is for general information only. The discussion is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under U.S. federal tax law. The discussion was written to support the promotion or marketing of the Shares and GDSs. Each prospective investor should consult an independent tax adviser as to the U.S. federal, state, and local income and other tax consequences relating to the acquisition, ownership and disposition of the Shares or GDSs, including their eligibility for the benefits of the U.S.-Russia Tax Treaty, based on the investor's particular circumstances.

Taxation of dividends

A U.S. holder will be required to include in gross income the gross amount of any distribution, including any Russian withholding taxes, paid on the Shares or common shares represented by the GDSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted tax basis in the Shares or GDSs and thereafter will be treated as a gain from the sale of Shares or GDSs. We have not maintained and do not plan to maintain calculations of our earnings and profits for U.S. federal income tax purposes. We urge U.S. holders to consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

Dividends paid on the Shares or common shares represented by the GDSs generally will constitute income from sources outside the United States and be categorized as "passive income" or, in the case of some U.S. holders, as "financial services income" for U.S. foreign tax credit purposes (or, for tax years beginning after December 31, 2006, as "passive category income" or, in the case of some U.S. holders, as "general category income" for U.S. foreign tax credit purposes). Dividends paid on the Shares or common shares represented by the GDSs will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. In general, a U.S. holder may elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Russian tax withheld from dividends received in respect of the Shares or common shares represented by GDSs. If Russian tax is withheld at a rate in excess of the rate applicable to a U.S. holder under the U.S.-Russia Tax Treaty, the U.S. holder may not be entitled to a foreign tax credit for the excess amount. A U.S. holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Russian tax withheld, but only for a taxable year in which the U.S. holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to the foreign tax credit are very complex. We urge each U.S. holder to consult its own tax adviser regarding whether it should elect to claim U.S. foreign tax credits or deductions with respect to foreign income taxes paid or accrued and whether and to what extent it is entitled to claim any U.S. foreign tax credit.

The U.S. dollar value of any ruble (or other non-U.S. currency) distribution will be the U.S. dollar value of the payment, before reduction for Russian withholding taxes, calculated by reference to the exchange rate in effect on the day the payment is received, or treated as received, by the U.S. holder, regardless of whether the rubles (or other non-U.S. currency) are in fact converted into U.S. dollars. If the rubles (or other non-U.S. currency) so received are converted by the U.S. holder or Depositary into U.S. dollars on the day they are received, or treated as received, the U.S. holder generally will not be required to recognize foreign currency gain or loss upon such conversion. If the rubles (or other non-U.S. currency) so received are not converted by the U.S. holder or Depositary into U.S. dollars on the date of receipt, such U.S. holder will have a basis in the rubles (or other non-U.S. currency) equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the rubles (or other non-U.S. currency) generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Generally, U.S. holders that are accrual basis taxpayers must translate Russian income taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar amount of the credits for Russian taxes relative to the U.S. holder's U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, U.S. holders that are accrual basis taxpayers may elect to translate Russian income taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. The election will apply to any foreign income taxes the liability for which is denominated in any non-U.S. currency for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the U.S. Internal Revenue Service. We urge U.S. holders that are accrual basis taxpayers to consult their own tax advisers with respect to the advisability and U.S. federal income tax consequences of making this election.

Legislation enacted on May 28, 2003, as subsequently amended (the "2003 Tax Legislation"), reduces to 15% the maximum tax rate for specified dividends received by non-corporate U.S. holders through taxable years beginning on or before December 31, 2008, if the relevant holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a passive foreign investment company) generally will be considered to be a qualified foreign corporation if it is eligible for the

benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines is satisfactory for purposes of this provision and which includes an exchange of information program (a "Qualifying Treaty"). For this purpose, the U.S.-Russia Tax Treaty as currently in effect is considered a Qualifying Treaty and we believe that we are currently eligible for the benefits of such treaty. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is considered to be eligible for the benefits of a Qualifying Treaty and because this conclusion is a factual determination that may be subject to change, no assurance can be given that the reduced rate will apply to dividends paid by us. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. holder to consult its own tax adviser regarding the possible applicability of the reduced rate under the 2003 Tax Legislation and the related restrictions and special rules.

Taxation on sale, exchange or other disposition of Shares or GDSs

A U.S. holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares or GDSs in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. holder's adjusted tax basis in the Shares or GDSs. This capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the Shares or GDSs exceeds one year. Net long-term capital gains of a non-corporate U.S. holder recognized in a tax year beginning before January 1, 2009, are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

A U.S. holder generally will not recognize gain or loss for U.S. federal income tax purposes upon the withdrawal or deposit of common shares in the Company in exchange for GDSs.

Gain or loss from the sale, exchange or other disposition of Shares or GDSs will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes and U.S. holders may be limited in their ability to use foreign tax credits for any Russian tax imposed on the sale, exchange or disposition of Shares or GDSs or on the withdrawal of the common shares represented by the GDSs from the Depositary. In addition, if Russian tax is withheld on gain from the sale, exchange or disposition of Shares or GDSs at a rate in excess of the rate applicable to a U.S. holder under the U.S.-Russia Tax Treaty, or if Russian tax is withheld on the withdrawal of the common shares from the Depositary, the U.S. holder may not be entitled to foreign tax credits for the excess amount. The rules relating to the foreign tax credit are very complex. We urge each U.S. holder to consult its own tax adviser regarding whether and to what extent it is entitled to claim any U.S. foreign tax credit.

A U.S. holder that receives rubles (or other non-U.S. currency) upon the sale, exchange or other disposition of Shares or GDSs generally will realize an amount equal to the U.S. dollar value of such rubles (or other non-U.S. currency) on the date of disposition (or if Shares or GDSs are traded on an established securities market, the settlement date, in the case of cash-basis and electing accrual basis taxpayers). If the amount realized is based on the U.S. dollar value of such rubles (or other non-U.S. currency) on the date of disposition, the U.S. holder generally will recognize U.S. source ordinary income or loss on the settlement date in an amount equal to the difference between the U.S. dollar value of such rubles (or other non-U.S. currency) on the settlement date and the U.S. dollar value of such rubles (or other non-U.S. currency) on the date of disposition. Any gain or loss realized by a U.S. holder on a subsequent conversion of such rubles (or other non-U.S. currency) into U.S. dollars generally will be ordinary income or loss and will be income or loss from sources within the United States for foreign tax credit purposes.

U.S. passive foreign investment company status

We believe that we are not currently a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, and the discussion above assumes that we are not a PFIC. However, because our business is highly cash generative and because an actual determination of PFIC status is factual in nature and made annually, there can be no assurance that we will not become a PFIC for U.S. federal income tax purposes in the future. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of specified types of "passive" income or (ii) 50% or more of the average percentage of its assets (by value) produce or are held for the production of passive income.

In general, a U.S. holder of shares in a PFIC is subject to a special tax and an interest charge at the time of the sale of (or receipt of an "excess distribution" with respect to) its shares. A shareholder generally is treated as

having received an "excess distribution" if the amount of the distribution was more than 125% of the average distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the shares, was earned in equal portions throughout the holder's period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax for the period. In addition, a non-corporate U.S. holder of shares in a non-U.S. corporation is not eligible for the 15% maximum tax rate applicable to dividends from a "qualified foreign corporation", described above, under "— Taxation of dividends", if the non-U.S. corporation is in, or was in the year prior to, the year in which the dividend is paid, a PFIC.

In the event we are treated as a PFIC for any taxable year, a U.S. holder may be able to mitigate the adverse tax consequences summarized above if a "mark-to-market" election is available and the U.S. holder validly makes such an election. If a U.S. holder makes a mark-to-market election, the U.S. holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Shares or GDSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of the Shares or GDSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income). A mark-to-market election is only available for "marketable stock". Generally shares will be considered "marketable stock" for any calendar year if they are traded in more than de minimis quantities on a "qualified exchange," on at least 15 days during each calendar quarter. A non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the U.S. Treasury Regulations. We do not know whether our Shares or GDSs will be treated as "marketable stock" for these purposes. If we are treated as a PFIC, we do not intend to comply with the requirements necessary to permit a U.S. holder to make a "qualified electing fund" election in respect of its Shares or GDSs.

The rules concerning PFICs and PFIC elections are highly technical and complex. Therefore, we urge each U.S. holder to consult its own tax adviser regarding the potential application of the PFIC rules and elections to the ownership of Shares or GDSs.

Information reporting and backup withholding

Dividends on Shares or common shares represented by GDSs and proceeds from the sale of Shares or GDSs may be subject to U.S. information reporting and/or backup withholding, unless the U.S. holder is a corporation or otherwise establishes a basis for exemption. A credit can be claimed against the U.S. holder's U.S. federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable if the required information is provided to the U.S. Internal Revenue Service.

Reportable transactions

Under recently promulgated U.S. Treasury Regulations, U.S. holders that participate in "reportable transactions" (as defined in the regulations) must attach to their tax returns a disclosure statement on Form 8886. We urge U.S. holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any rubles (or other foreign currency) received as a dividend or as proceeds from the sale of Shares or GDSs.

United Kingdom Tax Consequences

The following discussion describes the material United Kingdom tax consequences relating to the purchase, ownership and disposition of Shares or GDSs. The comments below are of a general nature based on current United Kingdom law and practice. They do not necessarily apply to all categories of investor. Prospective investors are urged to consult their own tax advisers prior to investing with respect to their own particular circumstances. In particular, these comments do not apply to the following:

- investors who are not the beneficial owner of the Shares or GDSs;
- investors who do not hold their Shares or GDSs as capital assets;
- special classes of investor such as dealers and tax-exempt investors; or
- investors that own (or are deemed to own) 10% or more of our voting rights, Shares or GDSs.

Taxation of dividends

Dividend payments in respect of Shares or GDSs may be made without withholding or deduction for or on account of United Kingdom income tax. As discussed in the paragraphs headed "— Russian Federation Tax Considerations — Taxation of dividends," such dividends will be subject to Russian withholding taxes.

Dividends received by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom or carrying on a trade through a permanent establishment in the United Kingdom to which the Shares or GDSs are attributable), will be subject to United Kingdom corporation tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes. Credit may be given for Russian tax withheld subject to the United Kingdom tax rules regarding calculation and availability of such credit including taking all reasonable steps to minimize the amount of Russian tax on the dividends. See "— Certain Russian Tax Law Considerations — Tax Treaty Procedures".

Dividends received by an individual investor who is resident and domiciled in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Shares or GDSs are attributable, will generally be subject to United Kingdom income tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes. Higher rate tax payers are currently subject to United Kingdom tax on such dividends at 32.5%. Credit may be given for Russian tax withheld subject to the United Kingdom tax rules regarding calculation and availability of such credit including taking all reasonable steps to minimize the amount of Russian tax on the dividends. See "— Certain Russian Tax Law Considerations — Tax Treaty Procedures".

An individual investor who is resident but not domiciled in the United Kingdom, and who does not carry on a trade in the United Kingdom, and persons who are not ordinarily resident and who fall into certain categories of person, will generally be subject to United Kingdom income tax on dividends received to the extent that such dividends are remitted or deemed to be remitted to the United Kingdom. A dividend is remitted if it is paid to the United Kingdom or transmitted or brought to the United Kingdom in any way. A dividend may also be treated as remitted to the United Kingdom under certain anti-avoidance legislation.

Taxation of disposals

For the purposes of United Kingdom taxation on chargeable gains, the disposal of GDSs by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom or carrying on a trade through a permanent establishment in the United Kingdom to which the Shares or GDSs are attributable), may depending on the investor's circumstances give rise to a chargeable gain or allowable loss.

A disposal of Shares or GDSs by an investor who is an individual who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Shares or GDSs are attributable, may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. Any chargeable gains may, depending on the individual's personal circumstances, be reduced or offset by available exemptions or reliefs from capital gains tax, including the annual exemption and taper relief (although taper relief at enhanced business assets rates will not generally be available).

An individual investor who is resident or ordinarily resident, but not domiciled, in the United Kingdom, and who does not carry on a trade in the United Kingdom, will be liable for United Kingdom capital gains tax only to the extent that the chargeable gains made on the disposal of Shares or GDSs are remitted or deemed to be remitted to the United Kingdom. Dealings in the Shares or GDSs on the London Stock Exchange may give rise to remitted profits that would, therefore, give rise to a United Kingdom capital gains tax liability.

An individual investor who is neither resident nor ordinarily resident in the United Kingdom for tax purposes and who does not return to the United Kingdom within five years of disposal will not normally be liable for United Kingdom taxation on chargeable gains realized on the disposal of such Shares or GDSs unless, at the time of disposal, such investor carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Shares or GDSs are attributable.

As discussed in the paragraphs headed "— Certain Russian Tax Law Considerations — Taxation of the Proceeds from Sale of Shares," certain capital gains may be subject to Russian withholding taxes. Credit against

United Kingdom tax may be given for Russian tax withheld subject to the United Kingdom tax rules regarding calculation and availability of such credit including taking all reasonable steps to minimize the amount of Russian tax on the dividends. See "— Certain Russian Tax Law Considerations — Tax Treaty Procedures".

Stamp duty

No liability to United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Shares or GDSs to investors. United Kingdom stamp duty will not normally be payable in connection with a transfer of Shares or GDSs provided that the instrument of transfer is executed and retained outside the United Kingdom, the shareholder register, the GDS register and the GDR register are not held in the United Kingdom and no other action is taken in the United Kingdom by the transferor or transferee.

No United Kingdom stamp duty reserve tax will be payable in respect of any agreement to transfer Shares or GDSs provided that the Shares or GDSs are not registered in a register kept in the United Kingdom by or on behalf of the Company.

PLAN OF DISTRIBUTION

Description of the Distribution

The offering consists of a simultaneous international offering of Shares and GDSs. The GDSs are being offered in the United States to QIBs in reliance on Rule 144A and outside the United States to certain persons in offshore transactions in reliance on Regulation S. The Shares are being offered in the Russian Federation and outside the United States to certain persons in offshore transactions in reliance on Regulation S.

The Selling Shareholder and the underwriters named below (hereinafter, the Underwriters) have entered into a selling shareholder agreement dated December 9, 2005 (hereinafter, the Selling Shareholder Agreement) with respect to the Shares and the GDSs being offered. We and the Underwriters have entered into a listing agreement dated December 9, 2005 (hereinafter, the Listing Agreement) with respect to the admission of the GDSs to the Official List and to trading on the Regulated Market. Subject to the satisfaction of certain conditions set out in the Selling Shareholder Agreement, each Underwriter has agreed, severally but not jointly, to procure subscribers for, and failing which to subscribe for, the Shares in the form of GDSs and to purchase the Shares, and pay for such number of Shares as are set forth opposite its name in the following table.

Name of Underwriter	Address	Number of Shares
UBS Limited	1 Finsbury Avenue, London EC2M 2PP, United Kingdom	199,500,000
Merrill Lynch International	2 King Edward Street, London EC1A 1HQ, United Kingdom	199,500,000
Alfa Capital Holdings (Cyprus) Limited, acting through its London branch, Alfa Capital Markets	21st Floor, City Tower, 40 Basinghall Street, London EC2V 5DE, United Kingdom	21,000,000
Total		**420,000,000**

The GDSs will be represented by a Master Rule 144A GDR and a Master Regulation S GDR, and will be subject to certain restrictions as further discussed in "Description of the Global Depositary Shares."

We estimate that our and the Selling Shareholder's total expenses of the offering, other than commissions, will be approximately $6,300,000.

The offer price is $1.45 per Share, equating to $14.50 per GDS. The Underwriters will deduct from the proceeds of the offering:

(i) costs and expenses incurred by the Underwriters in connection with the offering; and

(ii) certain commissions, including an incentive fee, payable by the Selling Shareholder, of up to a maximum of 3% of the amount equal to the offer price multiplied by the number of Shares. Such commissions will equate to a maximum total of $18,270,000 with respect to the number of Shares sold in the form of Shares and GDSs indicated in the table above and, with respect to any additional Shares in the form of GDSs acquired by the Underwriters as a result of the exercise of the over-allotment option, a maximum total of $2,740,500 (on the assumption that the over-allotment option is exercised in full).

The Selling Shareholder has granted to the Joint Bookrunners, on behalf of the Underwriters, an over-allotment option, exercisable until 30 days after the announcement of the offer price, to purchase or procure purchasers for up to 63,000,000 additional Shares, comprising up to 6,300,000 additional GDSs. The Selling Shareholder and we have provided the Underwriters with customary representations and warranties under the Selling Shareholder Agreement and the Listing Agreement, respectively, in relation to, inter alia, its title to the Shares it is selling in the offering, in the case of the Selling Shareholder, and in relation to our business, in the case of both the Selling Shareholder and ourselves.

The Selling Shareholder Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. In addition, the Joint Bookrunners, on behalf of the Underwriters, may terminate the Selling Shareholder Agreement and the Listing Agreement in certain circumstances prior to the Closing Date. If any of the above-mentioned conditions are not satisfied (or waived, where capable of being waived) by, or the Selling Shareholder Agreement is terminated prior to, admission, then the offering will lapse. We and the Selling Shareholder have each agreed to give customary indemnities to the Underwriters against certain liabilities in respect of the offering.

In connection with the offering, each Underwriter and any affiliate thereof acting as an investor for its own account may take up the Shares or the GDSs and in that capacity may retain, purchase or sell for its own account such securities and any securities of NLMK or related investments and may offer or sell such securities or other investments otherwise than in connection with the offering. Accordingly, references in this prospectus to the Shares or GDSs being offered or placed should be read as including any offering or placement of securities to any Underwriter and any affiliate thereof acting in such capacity. The Underwriters do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Lock up Arrangements

We, the Selling Shareholder and certain of our other shareholders holding in aggregate 93% of our shares prior to the offering have agreed, as part of the arrangements with the Underwriters, for a period of 180 days after the Closing Date, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (or publicly announce any such offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any of our shares or securities convertible or exchangeable into or exercisable for any of our shares or warrants or other rights to purchase our shares or any security or financial product whose value is determined directly or indirectly by reference to the price of our shares, including equity swaps, forward sales and options or GDSs representing the right to receive any of our shares, without prior written consent of the Underwriters, save as contemplated as part of the offering described herein.

Selling Restrictions

The following is a summary of the selling restrictions applicable to the Shares and the GDSs. See "Description of the Global Depositary Shares".

The Shares and the GDSs have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

The Shares and the GDSs have not been and will not be marketed or made available in whole or in part to the public in conjunction with the application for the GDSs to be admitted to the Official List and to trading on the Regulated Market.

In addition, until 40 days after the commencement of the offering of the Shares and the GDSs, an offer or sale of Shares and GDSs within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

The Underwriters propose to offer the Shares (i) in the form of Shares and GDSs to institutional investors outside the United States in accordance with Regulation S and in the form of Shares to investors in the Russian Federation, and (ii) in the form of GDSs through the U.S. selling agents of certain of the Underwriters, only to QIBs in the United States in accordance with Rule 144A. Each of the Underwriters has agreed that, except as permitted in the Selling Shareholder Agreement, it will not offer, sell or deliver Shares or the GDSs within the United States.

Each of the Underwriters has represented and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Shares or GDSs in circumstances in which section 21(1) of the FSMA does not apply to NLMK; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares or GDSs in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any Shares or GDSs which are the subject of the offering contemplated herein may not be made to the public in that Relevant Member State, except that an offer of Shares and GDSs may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Joint Bookrunners for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by NLMK or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquired any Shares or GDSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of any Shares or GDSs to the public" in relation to any Shares or GDSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares or GDSs to be offered so as to enable an investor to decide to purchase any Shares or GDSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In the case of any Shares or GDSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares or GDSs acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Shares or GDSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Joint Bookrunners has been obtained to each such proposed offer or resale. NLMK, the Selling Shareholder, the Underwriters and their affiliates, and others will rely (and the Selling Shareholder and NLMK each acknowledges that the Underwriters and their affiliates and others will rely) upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Bookrunners of such fact in writing may, with the consent of the Joint Bookrunners be permitted to subscribe for or purchase Shares or GDSs.

The Underwriters may rely on the truth and accuracy of the foregoing representations, acknowledgements and agreements and will not be responsible for any loss occasioned by such reliance.

Each of the Underwriters has represented and agreed that the GDSs will only be offered or sold, directly or indirectly, in Canada only in the Canadian provinces of British Columbia, Manitoba, Ontario and Québec and in compliance with applicable Canadian securities laws and accordingly, any sales of GDSs will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Each of the Underwriters has acknowledged that no Russian issue prospectus has been registered or is intended to be registered with respect to the GDSs and the GDSs have not been and are not intended to be registered in the Russian Federation, and, consequently, it has represented, warranted and agreed that it has not offered or sold or otherwise transferred, and will not offer or sell or otherwise transfer as part of their initial distribution or at any time thereafter, any GDSs to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law; it being understood and agreed that the Underwriters or their affiliates may distribute the Prospectus to persons in the Russian Federation in a manner that does not constitute an "advertisement" (as defined in Russian law) of GDSs and may sell GDSs to Russian persons in a manner that does not constitute "placement" or "public circulation" of the GDSs in the Russian Federation (as defined in Russian law).

Neither we nor the Underwriters, nor any person acting on our or the Underwriters' behalf, have taken or will take any action in any jurisdiction that would permit a public offering of the Shares or the GDSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Shares in the form of GDSs, in any jurisdiction where action for such purpose is required. Accordingly, the Shares in the form of GDSs may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with such securities be distributed or published, in or from any country or

jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us or any Underwriter. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained in this prospectus is correct as of a date after its date.

Canada

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The offering is being made in the provinces of British Columbia, Manitoba, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of GDSs. The offering in the Private Placement Provinces is being made pursuant to this document through the Underwriters named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Representations and agreements by purchasers

Confirmations of the acceptance of offers to purchase any GDSs will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of GDSs in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of GDSs will, by the purchaser's receipt thereof, be deemed to have represented to NLMK, the Selling Shareholder and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such GDSs without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning NLMK or the offering, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

- where the purchaser is purchasing in British Columbia, Manitoba or Québec, such purchaser is purchasing GDSs with the benefit of the prospectus exemption and dealer registration exemption provided by Section 2.3 of National Instrument 45-106 — *Prospectus and Registration Exemptions* ("NI 45-106") (that is, such purchaser is purchasing as principal and is an "accredited investor" within the meaning of Section 1.1 of NI 45-106);
- where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of Section 204 of the Regulation to the *Securities Act* (Ontario) purchasing from a person or company registered as an "international dealer" under the *Securities Act* (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the GDSs with the benefit of the prospectus exemption provided by Section 2.3 of NI 45-106 (that is, such purchaser is purchasing the GDSs as a principal and is an "accredited investor" within the meaning of Section 1.1 of NI 45-106);
- if the purchaser is not an individual or an investment fund, the purchaser had a pre-existing purpose and was not established solely or primarily for the purpose of acquiring GDSs in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;
- such purchaser is either purchasing GDSs as principal for its own account, or is deemed to be purchasing GDSs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (a) a designated trust company; (b) a designated insurance company; (c) a portfolio manager; or (d) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;
- such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

- such purchaser acknowledges and agrees that the offer and sale of GDSs was made exclusively through this document and was not made through an advertisement of the GDSs in any printed media of general and regular paid circulation, radio or television or any other form of advertising;
- acknowledges that the GDSs are being distributed in Canada on a private placement basis only and that any resale of GDSs must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions; and
- the purchaser acknowledges and agrees that its name and other specified information, including the number of GDSs purchased, will be disclosed to the relevant Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable securities and freedom of information laws. The purchaser consents to the disclosure of such information. If required by applicable securities laws, the purchaser agrees to execute, deliver and file or assist the dealers in obtaining and filing such reports, undertakings and other documents relating to the purchase of GDSs by the purchaser as may be required by any securities commission or other regulatory authority.

Language of document

Each purchaser of GDSs in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such GDSs be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des GDSs soient rédigés uniquement en anglais.*

Canadian resale restrictions

The distribution of the GDSs in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the GDSs must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of GDSs are advised to seek legal advice prior to any resale of GDSs.

Statutory rights of action (Ontario purchasers)

Subsection 6.2(1) of Ontario Securities Commission Rule 45-501- Ontario Prospectus and Registration Exemption ("OSC Rule 45-501") provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in Section 2.3 of NI 45-106, the right of action referred to in Section 130.1 of the *Securities Act* (Ontario) ("Section 130.1") is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling securityholder for rescission or damages in the event that the offering memorandum and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Despite subsection 6.2(1) of OSC Rule 45-501, the rights referred to in Section 130.1 do not apply in respect of an offering memorandum delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus exemption in Section 2.3 of NI 45-106 if the prospective purchaser is:

(a) a Canadian financial institution or a Schedule III bank;

(b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada); or

(c) a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Where this document, together with any amendment to it, is delivered to an eligible prospective purchaser of GDSs in connection with a trade made in reliance on Section 2.3 of NI 45-106, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the GDSs, the purchaser will have a statutory right of action against NLMK and the Selling Shareholder for damages or, while still the owner of

GDSs, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the GDSs with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the GDSs as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of NLMK and the Selling Shareholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, NLMK shall not be liable where it is not receiving any proceeds from the distribution of the GDSs being distributed and the misrepresentation was not based on information provided by NLMK, unless the misrepresentation,

- was based on information that was previously publicly disclosed by NLMK;
- was a misrepresentation at the time of its previous public disclosure; and
- was not subsequently publicly corrected or superseded by NLMK prior to the completion of the distribution of the GDSs.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the GDSs were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the *Securities Act* (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

Enforcement of legal rights

All of the directors and officers (or their equivalents) of NLMK and the Selling Shareholder, as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon NLMK, the Selling Shareholder or such experts. All or a substantial portion of the assets of NLMK, the Selling Shareholder and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against NLMK, the Selling Shareholder or such experts in Canada or to enforce a judgment obtained in Canadian courts against NLMK, the Selling Shareholder or such experts outside of Canada.

Canadian tax considerations and eligibility for investment

This document does not address the Canadian tax consequences of ownership of the GDSs. Prospective purchasers of GDSs should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the GDSs for investment by purchasers under relevant Canadian legislation.

Other

UBS Limited and Merrill Lynch International and their respective affiliates have engaged in transactions with and performed various investment banking, financial advisory and other services for the Selling Shareholder and NLMK and their respective affiliates, for which they received customary fees, and UBS Limited and Merrill Lynch International and their respective affiliates may provide such services for the Selling Shareholder and NLMK and their respective affiliates in the future.

SETTLEMENT AND DELIVERY

Clearing and Settlement of GDSs

Custodial and depositary links have been established between Euroclear, Clearstream and DTC to facilitate the initial issue of the GDSs and cross-market transfers of the GDSs associated with secondary market trading.

The Clearing Systems

Euroclear and Clearstream

Euroclear and Clearstream each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Indirect access to Euroclear or Clearstream is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDSs held through Euroclear or Clearstream will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream participants in accordance with the relevant system's rules and procedures.

DTC

DTC has advised NLMK as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerized book-entry changes in DTC participants' accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders of book-entry interests in the GDSs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDSs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. See "Taxation — United States Federal Income Tax Considerations".

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the GDSs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the GDSs, may be limited.

Registration and Form

Book-entry interests in the GDSs held through Euroclear and Clearstream will be represented by the Master Regulation S GDR registered in the name of BT Globenet Nominees Limited as nominee of Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. Book-entry interests in the GDSs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co., as nominee for DTC, which will be held by the Depositary as custodian for DTC. As necessary, the Registrar will adjust the amounts of GDSs on the relevant register for the accounts of the common nominee and nominee, respectively, to reflect the amounts of GDSs held through Euroclear, Clearstream and DTC, respectively. Beneficial ownership in the GDSs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream and DTC.

The aggregate holdings of book-entry interests in the GDSs in Euroclear, Clearstream and DTC will be reflected in the book-entry accounts of each such institution. Euroclear, Clearstream and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the GDSs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDSs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDSs registered in the name of the common nominee for Euroclear and Clearstream and the nominee for DTC. The Depositary will be responsible for ensuring that payments received by it from NLMK for holders holding through Euroclear and Clearstream are credited to Euroclear or Clearstream, as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from NLMK for holders holding through DTC are received by DTC. The address for DTC is P.O. Box 5020, New York, NY 10274, United States of America. The address for Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address for Clearstream is 42 Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg.

NLMK will not impose any fees in respect of the GDSs; however, holders of book-entry interests in the GDSs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreements.

If DTC, or Euroclear or Clearstream, as the case may be, cease to make their respective book-entry settlement systems available for the GDSs, and it is impracticable without undue effort or expense to continue to have the GDSs available in book-entry form, GDR Certificates will be made available in physical, certificated form to the beneficial owners of book-entry interests in the respective Master GDSs. GDR Certificates may be delivered by the holder thereof or its duly authorized attorney to the Depositary at either its principal New York office or its principal London office for the purpose of effecting a transfer thereof and of the GDSs represented thereby, and the Depositary shall register such transfer on the books maintained by it for such purpose at its principal New York office, on the terms and conditions set forth in the relevant deposit agreement.

Settlement and Delivery of Shares

Each purchaser of the Shares in the offering will be required to pay, in U.S. dollars or rubles, as the case may be, for the Shares within two days following delivery of such Shares to the purchaser, which is expected to take place between December 20, 2005 and December 26, 2005. In order to take delivery of the Shares, potential purchasers may be required to have a depo account at one or more depositaries designated by the Managers. Upon taking delivery of the Shares, purchasers may choose to hold the Shares through a direct account with our share registrar.

Global Clearance and Settlement Procedures

Initial settlement

The GDSs will be in global form evidenced by the two Master GDSs. Purchasers electing to hold book-entry interests in the GDSs through Euroclear and Clearstream accounts will follow the settlement procedures applicable to depositary receipts. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the GDSs through DTC will follow the delivery practices applicable to depositary receipts.

Secondary Market Trading

Transfer restrictions

For a description of the transfer restrictions relating to the Shares and GDSs, see "Description of the Global Depositary Shares — Transfer Restrictions" and "Plan of Distribution — Selling Restrictions".

Trading between Euroclear and Clearstream participants

Secondary market sales of book-entry interests in the GDSs held through Euroclear or Clearstream to purchasers of book-entry interests in the GDSs through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the normal procedures applicable to depositary receipts.

Trading between DTC participants

Secondary market sales of book-entry interests in the GDSs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream purchaser

When book-entry interests in the GDSs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date. DTC will in turn transmit such instruction to Euroclear or Clearstream, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant. On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, as the case may be, to credit the relevant account of the Euroclear or Clearstream participant, as the case may be. In addition, on the settlement date, DTC will instruct the Depositary to (i) decrease the amount of book-entry interests in the GDSs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR and (ii) increase the amount of book-entry interests in the GDSs registered in the name of the common nominee for Euroclear and Clearstream and represented by the Master Regulation S GDR.

Trading between Clearstream/Euroclear seller and DTC purchaser

When book-entry interests in the GDSs are to be transferred from the account of a Euroclear or Clearstream participant to the account of a DTC participant, the Euroclear or Clearstream participant must send to Euroclear or Clearstream a delivery free of payment instruction at least one business day prior to the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant, as the case may be. On the settlement date, Euroclear or Clearstream, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct DTC to credit the relevant account of Euroclear or Clearstream, as the case may be, and will deliver such book-entry interests in the GDSs free of payment to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, as the case may be, shall on the settlement date instruct the Depositary to (i) decrease the amount of the book-entry interests in the GDSs registered in the name of the common nominee and evidenced by the Master Regulation S GDR and (ii) increase the amount of the book-entry interests in the GDSs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR.

General

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the GDSs among participants of Euroclear, Clearstream and DTC, none of Euroclear, Clearstream or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of NLMK, the Underwriters, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of GDSs will be made against payment therefor on the Closing Date thereof, which could be more than three business days following the date of pricing of the GDSs. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade GDSs in the United States on the date of pricing or the next succeeding business days until three days prior to the relevant Closing Date will be required, by virtue of the fact the GDSs initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of GDSs may be affected by such local settlement practices and purchasers of GDSs between the date of pricing and the relevant Closing Date should consult their own adviser.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas was incorporated on March 5, 1903 as a bank with limited liability in the State of New York and is an indirect wholly-owned subsidiary of Deutsche Bank AG. The Depositary operates under the laws of the State of New York and is subject to regulation and supervision by the New York State Banking Department, the Federal Reserve Board and the Federal Deposit Insurance Corporation. The registered office of the Depositary is located at 60 Wall Street, New York, NY 10005 and the registered number is BR1026. A copy of the Depositary's By-laws, as amended, together with copies of the most recent financial statements and annual report of the Depositary will be available for inspection at the principal administrative establishment of the Depositary located at 60 Wall Street, DR Department, 27th Floor, New York, NY 10005 and at the office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Such information will be updated as long as the GDSs are admitted to listing on the Official List.

LEGAL MATTERS

Certain legal matters with respect to the offering will be passed upon for us by Debevoise & Plimpton LLP. Certain legal matters under Russian law will be passed upon for us by Reznik, Gagarin, Abushahmin & Partners, Moscow, Russian Federation. Certain Russian tax matters will be passed upon for us and the Underwriters by ZAO PricewaterhouseCoopers Audit, Moscow, Russian Federation. Certain legal matters with respect to the offering will be passed upon for the Underwriters by Linklaters, London, England and Linklaters CIS, Moscow, Russian Federation.

INDEPENDENT AUDITORS

The consolidated financial statements of NLMK and its subsidiaries as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004, included in this prospectus, have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, Kosmodamianskaya Nab. 52, Bldg. 5, Moscow 15054, Russian Federation, as stated in their report appearing herein (which contains a qualification with respect to accounting for property, plant and equipment as described in Note 10 to the consolidated financial statements). ZAO PricewaterhouseCoopers Audit is a member of the Russian Chamber of Auditors (*Auditorskaya Palata Rossii*) and The Institute of Professional Accountants of Russia (*Institut Professionalnih Buhgalterov Rossii*).

The consolidated financial statements of NLMK and its subsidiaries as of December 31, 2002 and 2001 and for each of the two years then ended, included in this prospectus, have been audited by KPMG Limited, independent auditors, 11 Gogolevsky Boulevard, Moscow 119019, Russian Federation, as stated in their report appearing herein. KPMG Limited is registered with the Public Company Accounting Oversight Board (PCAOB).

The consolidated financial statements of Stoilensky GOK as of and for the years ended December 31, 2002 and 2003, included in this prospectus, have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, Kosmodamianskaya Nab. 52, Bldg. 5, Moscow 15054, Russian Federation, as stated in their report appearing herein.

LISTING AND GENERAL INFORMATION

1. It is expected that the GDSs will be admitted to the Official List on or about December 15, 2005. Application has been made for the GDSs to be traded on the Regulated Market of the London Stock Exchange. Prior to admission to the Official List, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

2. NLMK was incorporated in the Russian Federation on January 28, 1993, as a joint stock company for an unlimited duration, and it operates under the laws of the Russian Federation. NLMK is registered at the Central Region (Lipetsk) Department of the Ministry of Taxes and Duties of the Russian Federation, with registration number 1024800823123. NLMK's main administrative office and its registered office are located at Pl. Metallurgov 2, Lipetsk 398040, Russian Federation and its telephone number is +7 4742 44-00-41.

3. Copies of the following will be available for inspection and may be obtained free of charge, during normal business hours on any weekday, at the office of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the duration of the offering:

   - the charter of NLMK (English translation);
   - the Deposit Agreements;
   - copies of NLMK's audited consolidated financial statements as of December 31, 2002, 2003 and 2004 and for the years then ended, together with the auditors' reports relating thereto, and copies of NLMK's unaudited consolidated interim financial statements as of September 30, 2004 and 2005 and for the nine months then ended; and
   - copies of Stoilensky GOK's audited consolidated financial statements as of December 31, 2002 and 2003 and for the years then ended, together with the auditors' report relating thereto.

4. If definitive certificates are issued in exchange for the Master GDSs, NLMK will appoint an agent in the United Kingdom.

5. The Rule 144A GDSs will be accepted for clearance through the facilities of DTC and the Regulation S GDSs will be accepted for clearance through Euroclear and Clearstream. The Common Code for the Regulation S GDSs is 022035436, the ISIN for the Regulation S GDSs is US67011E2046, the CUSIP number for the Regulation S GDSs is 67011E 20 4 and the SEDOL is BORTNX3. The Common Code for the Rule 144A GDSs is 022035363, the ISIN for the Rule 144A GDSs is US67011E1055, the CUSIP number for the Rule 144A GDSs is 67011E 10 5 and the SEDOL is BORT8M7. The ISIN for the Shares is RU0009046452.

6. There has been no significant change in our financial or trading position since September 30, 2005 (the date of the latest unaudited interim financial statements).

7. The following table sets forth details of NLMK's significant subsidiary, OJSC Stoilensky GOK, which mines and processes iron ore.

Subsidiary	Jurisdiction of Incorporation	Beneficial Ownership(1)	Voting Interest(2)	Registered office
OJSC Stoilensky GOK	Russia	96.98%	96.98%	Stariy Oskol, Belgorod Oblast, 309530, Russian Federation

(1) "Beneficial ownership" represents the percentage of ownership interests of this entity that are beneficially owned by NLMK, directly or indirectly, based on NLMK's proportionate ownership of this entity through its consolidated subsidiaries. NLMK's ownership interests in the subsidiary presented above are calculated based on shares owned by NLMK as well as shares owned by certain companies affiliated but not owned by NLMK, which NLMK is required to consolidate under U.S. GAAP. There are currently no ownership interests of these affiliated companies in the subsidiary listed above.

(2) "Voting interest" represents the percentage of ownership interests of the relevant entity that NLMK or any of its consolidated subsidiaries has the power to vote.

8. The GDSs are not denominated in any currency and have no nominal or par value. The offer price was determined based on the results of the bookbuilding exercise conducted by the Underwriters. The prospectus and the results of the offering will be made available to the public by us at the offices in London of UBS Limited and Merrill Lynch International and at the registered office of NLMK upon the closing of the offering.

9. Holders of GDSs may contact Deutsche Bank Trust Company Americas, as depositary in the United Kingdom for the GDSs (Attn: Broker Services, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, tel +44 207 547 6500) with questions relating to the transfer of GDSs on the books of the Depositary, which shall be maintained at the Depositary's corporate trust office at 60 Wall Street, New York, New York 10005 (tel +1 212 250 9100).

10. We have set forth below summaries of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding publication of this prospectus, or any other contracts, other than contracts entered into in the ordinary course of business, entered into by us, which contain any provisions under which we have any obligation or entitlement material to us at the date of this prospectus.

10.1 Material Share Purchase Agreements

10.1.1 Share Purchase Agreement dated October 12, 2004, between us and the Russian Federal Property Fund, pursuant to which we purchased from the Russian Federal Property Fund 2.735% of shares in Stoilensky GOK for approximately $7.0 million.

10.1.2 Share Purchase Agreement dated October 6, 2004, between us and Scantous Limited Company, pursuant to which we purchased from Scantous Limited Company 2.5% of shares in Stoilensky GOK for approximately $10.1 million.

10.1.3 Share Purchase Agreement dated October 6, 2004, between us, Scantous Limited Company and Ancastero Limited, pursuant to which we purchased from Scantous Limited Company and Ancastero Limited 28.634% of shares in Stoilensky GOK. See "Transactions with Related Parties".

10.1.4 Share Purchase Agreement dated September 24, 2004, between us and LLC Stalh, pursuant to which we purchased from LLC Stalh 80,889 shares in KMA Ruda for approximately $3.2 million.

10.1.5 Share Purchase Agreement dated May 28, 2004, between us and Smartnet Trade Limited, pursuant to which we purchased from Smartnet Trade Limited 39.5% of shares in OJSC TMTP for approximately $150.6 million.

10.1.6 Share Purchase Agreement dated May 25, 2004, between us and Leverret Holding GmbH, pursuant to which we purchased from Leverret Holding GmbH 29.91% of shares in OJSC TMTP for approximately $38.6 million.

10.1.7 Share Purchase Agreement dated March 2, 2004, between us, Limtan Investments Limited, Aheron Investments Limited and Omnilax Holdings Limited, pursuant to which we purchased from Limtan Investments Limited, Aheron Investments Limited and Omnilax Holdings Limited 59.8% of shares in Stoilensky GOK. See "Transactions with Related Parties".

10.2 Other Material Agreements

10.2.1 Surety Agreement dated March 31, 2004, between us and OAO AKB Rosbank, pursuant to which we guaranteed obligations of LLC Independent Leasing Company under Credit Agreement No. RK/019/04 of March 31, 2004 for a credit facility of up to approximately $35.1 million in ruble equivalent, at an annual interest rate of no more than 25%, to be repaid by March 31, 2014. This agreement was terminated on December 31, 2004.

10.2.2 Surety Agreement dated December 24, 2003, between us and Bank Zenit, pursuant to which we guaranteed obligations of LLC Independent Leasing Company under Agreement No. 003/07/NLK of December 24, 2003 for a credit facility of up to approximately $8.3 million in ruble equivalent at a 12.11% annual interest rate and 22.4% annual penalty, to be repaid by December 31, 2013. This agreement was terminated in 2004.

10.2.3 Trust Management Agreement dated June 19, 2003, between us and Lipetskcombank, pursuant to which Lipetskcombank undertook to manage approximately $170 million of our assets for an annual fee of 0.3% of average assets amount, but not less than $50,000 or $80,000. This agreement was terminated in 2004.

GLOSSARY

2000 Mill .... A mill, used to roll steel, which has a 2000 millimeter barrel width.

Billet .... A semi-finished steel form that is used for steel long products such as bars, channels or other structural shapes. A billet is different from a slab because of its outer dimensions; billets are normally five to 18 centimeters square, while slabs are 75-225 centimeters wide and 18-25 centimeters thick. Both shapes are generally continuously cast, but they may differ greatly in their chemistry.

Blast furnace .... A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the "blast" of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Bloom .... Semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process.

BOF .... A basic oxygen furnace, which is a pear-shaped furnace, lined with refractory bricks that refines molten iron from the blast furnace and scrap into steel.

Carbon steel .... Type of steel generally having no specified minimum quantity of any alloying element and containing only an incidental amount of any element other than carbon, silicon, manganese, copper, sulphur and phosphorus.

Carlite .... An inorganic insulating coating for grain-oriented electrical steels, typically a phosphate, chromate, or silicate coating, or combination thereof, which corresponds to a C-5-type insulating coating under the A976 ASTM classification.

Coating .... The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

Coils .... Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Coke .... The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal. About 450 kilograms of coke are needed to process a tonne of hot metal, an amount which constitutes more than 50% of an integrated steel mill's total energy use. Coke is used because metallurgical coal burns sporadically and reduces into a sticky mass. Processed coke, however, burns steadily inside and out, and is not crushed by the weight of the iron ore in the blast furnace. It is produced inside the narrow confines of a coke oven, in which coal is heated without oxygen for 18 hours to drive off gases and impurities.

Coking coal .... Bituminous coal used in the production of steel in basic oxygen furnaces, generally low in sulphur and phosphorous.

Cold-rolling .... Changes in the structure and shape of steel achieved through rolling the steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel. It is effected by the application of forces to the steel which causes

change in the composition, enhancing certain properties. In order for these improvements to be sustained, the temperature must be below a certain range because the structural changes in the steel are eliminated by higher temperatures.

Continuous casting .... A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms or slabs. Continuous casting avoids the need for large mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes, versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

Crude steel .... Steel in primary form of hot molten metal.

Finished steel products .... Steel that has been processed from crude steel into semi-finished steel products, such as slabs, or into rolled steel products.

Flat-rolled steel/Flat products .... Category of steel that includes sheet, strip and tin plate, among others.

Galvanized steel .... Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire, etc. Sheet steel normally must be cold-rolled prior to galvanizing. Galvanized steel is subdivided into hot-dipped galvanized and electrogalvanized steel. Electrogalvanizing equipment is more expensive to build and operate than hot-dipping equipment, but it gives the el maker more precise control over the weight of the zinc coating.

Hi-B .... The term Hi-B is used to describe high grade grain-oriented electrical steels with high permeability and low incremental no-load magnetic losses.

Hot-rolling mill .... The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still red).

Hot-rolled .... Product that is sold in its "as-produced" state off the hot-rolling mill with no further reduction or processing steps, aside from being pickled and oiled (if specified).

Indicated Mineral Resources .... An Indicated Mineral Resource is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Iron-ore .... Mineral containing enough iron to be a commercially viable source of the element for use in steel making.

Iron ore concentrate .... Iron ore containing the valuable minerals of an ore from which most of the waste material has been removed by undergoing treatment.

Long products .... Classification of steel products that includes bars, rods and structural products that are "long" rather than "flat".

Magnetic separator .... A device used in a process when magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field.

Mineral Resource .... A concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Open-pit mining .... A surface mining operation in which blocks of earth are dug from the surface to extract the ore contained in them.

Pig Iron .... An alloy of iron and carbon, with a carbon content in excess of 2.14%, that is produced in a blast furnace.

Probable reserve .... The economically mineable part of an Indicated Mineral Resource.

Profiles .... See "Sections".

Rebar or Reinforcement bar .... A commodity-grade steel used to strengthen concrete in highway and building construction.

Reserve .... That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rolled steel (products) .... Steel produced from a semi-finished steel to a desired thickness by being passed through a set of rollers. In relation to NLMK, it refers to the various flat-rolled steel products that we produce, including hot-rolled steel, cold-rolled steel, galvanized steel and electrical steels.

Scrap (Ferrous) .... Ferrous (iron-containing) material that generally is remelted and recast into new steel in electric arc furnaces. Integrated steel mills also use scrap for up to 25% of their basic oxygen furnace charge. Scrap includes waste steel generated from within the steel mill, through edge trimming and rejects, as well as excess steel trimmed by auto and appliance stampers, which is auctioned to scrap buyers as factory bundles.

Sections .... Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, "L" "U" "T" or "I" shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries. These are also known as "profiles".

Semi-finished steel .... Steel shapes — for example, blooms, billets or slabs — that may later be processed into more finished "rolled" products such as sheet.

Sheet steel .... Thin, flat-rolled steel created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions. The malleable steel lengthens to several thousand feet as it is squeezed by the rolling mill. The most common differences among steel bars, strip, plate and sheet are merely their physical dimensions of width and gauge (thickness).

Sintering .... A process that combines iron-bearing particles into small chunks. Previously, these materials were too fine to withstand the air currents of the smelting process and were thrown away. The iron is now conserved because the chunks can be charged into the blast furnace.

Slab .... The most common type of semi-finished steel. Traditional slabs measure 18-25 centimeters thick, 75-225 centimeters wide and are usually about 6-12 meters long, while the output of the recently

developed "thin slab" casters is approximately five centimeters thick. After casting, slabs sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Strip .... Thin, flat steel that resembles hot-rolled sheet, but it is normally narrower (up to 30 centimeters wide) and produced to more closely control thicknesses. Strip also may be cut from steel sheet by a slitting machine (see Sheet steel).

Tonne .... A metric tonne, equal to 1,000 kilograms.

Underground mining .... Mining for extracting the ore below the surface.

Wire rod .... Round, thin, semi-finished steel length that is rolled from a billet and coiled for further processing. Wire rod is commonly drawn into wire products or used to make bolts and nails. Wire rod trains (rolling facilities) can run as fast as 6,000 meters per minute.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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OJSC NOVOLIPETSK STEEL

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

OJSC Novolipetsk Steel

Interim condensed consolidated financial statements (unaudited)
as at September 30, 2005 and December 31, 2004 and
for the nine months ended September 30, 2005 and 2004

CONTENTS

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OJSC Novolipetsk Steel

We have reviewed the accompanying condensed consolidated balance sheet of OJSC Novolipetsk Steel and its subsidiaries ("the Group") as of September 30, 2005, and the related condensed consolidated statements of income and cash flows and stockholders' equity and comprehensive income for each of the nine-month periods ended September 30, 2005 and September 30, 2004. These interim financial statements are the responsibility of the Group's management.

We conducted our review in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed in Note 6 to the interim condensed consolidated financial statements, the carrying value of certain property, plant and equipment was determined with the assistance of an independent appraiser, who provided US dollar estimates of the fair value of the Group's property, plant and equipment.

Based on our review, except for the effects of using the appraisal to determine the carrying value for certain property, plant and equipment as discussed in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Group as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated April 15, 2005, we expressed an unqualified opinion on such financial statements, except for the same matter discussed in the third paragraph of this report. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers

Moscow, Russian Federation
November 23, 2005

OJSC Novolipetsk Steel

Interim condensed consolidated balance sheets
as at September 30, 2005 and December 31, 2004 (unaudited)
(All amounts in thousands of US dollars, except for share data)

	Note	As at September 30, 2005	As at December 31, 2004
ASSETS			
Current assets			
Cash and cash equivalents	2	1,932,743	1,348,615
Short-term investments		18,600	21,153
Accounts receivable, net	3	624,756	588,562
Inventories, net	4	500,028	475,303
Other current assets, net	5	178,884	148,748
Restricted cash		7,897	5,094
		3,262,908	**2,587,475**
Non-current assets			
Long-term investments		46,831	51,425
Property, plant and equipment, net	6	2,375,278	2,257,628
Intangible assets, net		17,872	21,594
Goodwill		175,082	179,815
Other non-current assets, net	5	88,671	67,984
		2,703,734	**2,578,446**
Total assets		**5,966,642**	**5,165,921**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and other liabilities	7	704,355	455,042
Current income tax liability		26,192	78,638
Short-term capital lease liability		—	232
		730,547	**533,912**
Non-current liabilities			
Deferred income tax liability		309,626	305,472
Other long-term liabilities	8	47,070	19,946
Long-term capital lease liability		—	313
		356,696	**325,731**
Total liabilities		**1,087,243**	**859,643**
Commitments and contingencies	14	—	—
Minority interest		**86,417**	**85,787**
Stockholders' equity			
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at September 30, 2005 and December 31, 2004		221,173	221,173
Statutory reserve		10,267	10,267
Additional paid-in capital		32,143	680
Other comprehensive income		119,894	242,387
Retained earnings		4,409,505	3,745,984
		4,792,982	**4,220,491**
Total liabilities and stockholders' equity		**5,966,642**	**5,165,921**

The interim condensed consolidated financial statements as set out on pages I-4 to I-17 were approved on November 23, 2005.

General Director	**Chief accountant**
Nastich V.P.	**Sokolov A.A.**

The accompanying notes constitute an integral part of these interim condensed consolidated financial statements

OJSC Novolipetsk Steel

Interim condensed consolidated statements of income
for the nine months ended September 30, 2005 and 2004 (unaudited)
(All amounts in thousands of US dollars, except for earnings per share amounts)

	Note	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004
Sales revenue	11	**3,387,729**	**3,215,222**
Cost of sales			
Production cost		(1,548,077)	(1,360,036)
Depreciation and amortization		(210,556)	(173,824)
		(1,758,633)	**(1,533,860)**
Gross profit		**1,629,096**	**1,681,362**
General and administrative expenses		(111,960)	(46,429)
Selling expenses		(48,003)	(45,543)
Taxes other than income tax		(36,572)	(24,437)
Operating income		**1,432,561**	**1,564,953**
Loss on disposals of property, plant and equipment		(6,923)	(6,050)
(Loss) / gain on investments		(1,104)	141,159
Interest income		73,043	33,713
Interest expense		(10,741)	(9,484)
Foreign currency exchange loss, net		(18,970)	(5,233)
Other expenses, net		(8,243)	(2,732)
Income before income tax and minority interest		**1,459,623**	**1,716,326**
Income tax		(394,783)	(405,665)
Income before minority interest		**1,064,840**	**1,310,661**
Equity in net earnings of associate		3,601	—
Minority interest		(22,653)	(16,053)
Net income		**1,045,788**	**1,294,608**
Income from continuing operations per share (US dollars) basic and diluted	9	0.1745	0.2160
Net income per share (US dollars) basic and diluted	9	0.1745	0.2160

The accompanying notes constitute an integral part of these condensed consolidated financial statements

OJSC Novolipetsk Steel

Interim condensed consolidated statements of cash flows
for the nine months ended September 30, 2005 and 2004 (unaudited)
(thousands of US dollars)

	Note	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		1,045,788	1,294,608
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest		22,653	16,053
Depreciation and amortization		210,556	173,824
Loss on disposals of property, plant and equipment		6,923	6,050
Loss/(gain) on investments		1,104	(141,159)
Equity in net earnings of associate		(3,601)	—
Deferred income tax expense		12,716	6,992
Stock-based compensation	13(e)	31,463	—
Other movements		(21,228)	(20,345)
Changes in operating assets and liabilities			
Increase in accounts receivables		(54,577)	(333,679)
Increase in inventories		(40,712)	(78,683)
Increase in other current assets		(10,817)	(72,091)
Increase in loans provided by the subsidiary bank		(45,056)	(11,708)
Increase in customers' deposits in subsidiary bank		33,966	20,657
Increase in accounts payable and other liabilities		42,311	56,018
(Decrease)/increase in current income tax payable		(49,198)	20,450
Net cash provided by operating activities		**1,182,291**	**936,987**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		8,973	7,841
Purchases and construction of property, plant and equipment		(420,908)	(172,611)
Proceeds from sale of investments		54,617	163,385
Purchase of investments		(30,766)	(170,238)
Acquisition of subsidiaries, net of cash acquired of $38,109	10	—	(151,063)
Movement of restricted cash		(2,974)	3,956
Net cash used in investing activities		**(391,058)**	**(318,730)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings and notes payable		17,045	352
Repayment of borrowings and notes payable		(6,223)	(21,664)
Capital lease payments		—	(9,467)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary, net of cash of $1,070 received in transferred subsidiary	10	—	(509,005)
Dividends to shareholders		(174,643)	(122,343)
Net cash used in financing activities		**(163,821)**	**(662,127)**
Net increase / (decrease) in cash and cash equivalents		**627,412**	**(43,870)**
Effect of exchange rate changes on cash and cash equivalents		(43,284)	8,539
Cash and cash equivalents at the beginning of the period	2	1,348,615	729,641
Cash and cash equivalents at the end of the period	2	**1,932,743**	**694,310**

The accompanying notes constitute an integral part of these condensed consolidated financial statements

OJSC Novolipetsk Steel

Interim condensed consolidated statements of stockholders' equity and comprehensive income for the nine months ended September 30, 2005 and 2004 (unaudited)
(thousands of US dollars)

	Note	Common stock	Statutory reserve	Additional paid-in capital	Other comprehensive income	Retained earnings	Total stockholders' equity
Balance as at December 31, 2003	—	**14,440**	**32**	**680**	**27,672**	**2,567,084**	**2,609,908**
Net income		—	—	—	—	1,294,608	1,294,608
Stock split		206,733	—	—	—	(206,733)	—
Increase in statutory reserve		—	10,235	—	—	(10,235)	—
Dividends to shareholders		—	—	—	—	(124,834)	(124,834)
Transfers of subsidiary interests from controlling shareholders	10(a)	—	—	—	—	598,735	598,735
Payments to controlling shareholders for common control transfer of subsidiary interests	10(a)	—	—	—	—	(510,075)	(510,075)
Other comprehensive income:							
Net unrealized loss on a change in valuation of investments		—	—	—	(26)	—	(26)
Cumulative translation adjustment	—	—	—	—	3,737	—	3,737
Balance as at September 30, 2004	—	**221,173**	**10,267**	**680**	**31,383**	**3,608,550**	**3,872,053**
Balance as at December 31, 2004	—	**221,173**	**10,267**	**680**	**242,387**	**3,745,984**	**4,220,491**
Net income		—	—	—	—	1,045,788	1,045,788
Stock-based compensation	13(e)	—	—	31,463	—	—	31,463
Dividends to shareholders		—	—	—	—	(382,267)	(382,267)
Other comprehensive income:							
Net unrealized gain on a change in valuation of investments		—	—	—	9	—	9
Cumulative translation adjustment	—	—	—	—	(122,502)	—	(122,502)
Balance as at September 30, 2005	—	**221,173**	**10,267**	**32,143**	**119,894**	**4,409,505**	**4,792,982**

The accompanying notes constitute an integral part of these condensed consolidated financial statements

(thousands of US dollars)

1 BASIS OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARATION

These unaudited interim condensed consolidated financial statements should be read in conjunction with the open joint stock company Novolipetsk Steel (the "Parent Company", or NLMK) and its subsidiaries (together – the "Group") audited consolidated financial statements as of and for the year ended December 31, 2004. The December 31, 2004 condensed consolidated balance sheet information has been derived from audited consolidated financial statements, however, since it is presented on a condensed basis it does not include all the disclosures required by accounting principles generally accepted in the United States of America for annual consolidated financial statements.

In the opinion of the Group's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the period reported herein. All such adjustments are of a normal recurring nature. The financial results of the period reported herein is not necessarily indicative of future financial results.

Functional and reporting currency

The Group's functional currency, which is considered to be the Russian ruble, was translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52.

The Central Bank of the Russian Federation's closing rates of exchange ruling at September 30, 2005, December 31, 2004, September 30, 2004 and December 31, 2003 were 1 US dollar to 28.4989, 27.7487, 29.2171 and 29.4545 Russian rubles, respectively. The period weighted average exchange rates were 28.1455 and 28.9116 Russian rubles to 1 US dollar for the nine months ended September 30, 2005 and September 30, 2004, respectively.

Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*. The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005. The Group believes that the adoption of this interpretation in 2005 will not have a material impact on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*, which replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005. The Group can not estimate the effect that this standard will have related to future adoption of accounting standards that will be applied retroactively.

(thousands of US dollars)

2 CASH AND CASH EQUIVALENTS

	As at September 30, 2005	As at December 31, 2004
Cash – Russian rubles	265,900	269,860
Cash – foreign currency	4,846	2,437
Deposits – Russian rubles	241,232	39,822
Deposits – US dollars	923,614	709,457
Deposits – Euro	496,343	310,782
Other cash equivalents	808	16,257
	1,932,743	**1,348,615**

3 ACCOUNTS RECEIVABLE

	As at September 30, 2005	As at December 31, 2004
Trade accounts receivable	373,981	357,948
Advances given to suppliers	60,447	57,260
Taxes receivable	183,117	157,736
Accounts receivable from employees	1,610	1,192
Other accounts receivable	18,622	22,765
	637,777	596,901
Allowance for doubtful debts	(13,021)	(8,339)
	624,756	**588,562**

As at September 30, 2005 and December 31, 2004, the Group had accounts receivable from Steelco Mediterranean Trading Ltd., Cyprus, Tuscany Intertrade, UK, and Moorfield Commodities Company, UK, each of which exceeded 10% of the gross trade accounts receivable balances. The outstanding balances owed by these debtors totaled $102,065, $90,335 and $45,962 at September 30, 2005 and $140,265, $102,908 and $50,342 at December 31, 2004, respectively.

4 INVENTORIES

	As at September 30, 2005	As at December 31, 2004
Raw materials	343,632	333,414
Work in process	118,357	102,692
Finished goods and goods for resale	45,942	47,054
	507,931	483,160
Provision for obsolescence	(7,903)	(7,857)
	500,028	**475,303**

(thousands of US dollars)

5 OTHER CURRENT AND NON-CURRENT ASSETS

	As at September 30, 2005	As at December 31, 2004
Other current assets		
Short-term loans provided by subsidiary	158,374	131,267
Other current assets	25,312	20,047
	183,686	151,314
Allowance for doubtful loans	(4,802)	(2,566)
Total other current assets	178,884	148,748
Other non-current assets		
Long-term loans provided by subsidiary	56,334	37,500
Other non-current assets	32,337	30,484
Total other non-current assets	**88,671**	**67,984**

The loans are provided to customers and other banks by the subsidiary bank of the Group. The interest rates on outstanding loans to customers as at September 30, 2005 range from 7% per annum to 22% per annum for loans denominated in Russian rubles and from 8% per annum to 16% per annum for foreign currency loans.

6 PROPERTY, PLANT AND EQUIPMENT

	As at September 30, 2005	As at December 31, 2004
Land	56,126	46,466
Mineral rights	527,618	500,996
Buildings	690,926	715,759
Land and buildings improvements	765,231	798,892
Machinery and equipment	4,247,165	4,320,088
Vehicles	217,676	205,297
Construction in progress and advances for construction and acquisition of property, plant and equipment	432,481	254,271
Leased assets	—	862
Other	37,807	38,787
	6,975,030	6,881,418
Accumulated depreciation	(4,599,752)	(4,623,790)
Net book value	**2,375,278**	**2,257,628**

According to US GAAP, the Group's property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable US GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which management considers provided the best basis for the recognition and depreciation of such items. The appraiser provided US dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which the Group has recorded as its property, plant and equipment balance as of January 1, 2000. As at September 30, 2005 and December 31, 2004, the net book value of these items amounted to 22% and 28% of total net book value of property, plant and equipment, respectively.

7 ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at September 30, 2005	As at December 31, 2004
Trade accounts payable	91,304	78,651
Advances received	137,402	127,776
Customers' deposits and accounts in the subsidiary bank	168,949	156,176
Taxes payable other than income tax	23,841	19,044
Accounts payable and accrued liabilities to employees	56,224	51,628
Dividends payable	212,223	6,332
Notes payable	5,178	5,312
Other accounts payable	9,234	10,123
	704,355	**455,042**

8 OTHER LONG-TERM LIABILITIES

	As at September 30, 2005	As at December 31, 2004
Customers' deposits in the subsidiary bank	32,385	16,150
Notes and loans payable	14,685	3,796
	47,070	**19,946**

9 EARNINGS PER SHARE

	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004
Average number of shares		
before restatement	5,993,227,240	3,261,822,131
after restatement	5,993,227,240	5,993,227,240
Net income (thousands of US dollars)	**1,045,788**	**1,294,608**
Basic and diluted net income per share (US dollars)	**0.1745**	**0.2160**

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period.

The Parent Company does not have potentially dilutive shares outstanding.

In May 2005 the Parent Company declared dividends for the year ended December 31, 2004 of 1.8 Russian ruble per share for the total $385,556, including interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share ($214,081).

In September 2005 the Parent Company declared interim dividends for the six months ended June 30, 2005 of 1 Russian ruble per share for the total of $210,792. Dividends payable amount to $212,223 at September 30, 2005 (Note 7).

10 BUSINESS COMBINATIONS

(a) OJSC Stoilensky GOK

In March 2004 companies under the common control of the controlling shareholders of the Parent Company transferred to the Parent Company 59.8% and in November 2004 – 31.1% of the outstanding common shares of

(thousands of US dollars)

10 BUSINESS COMBINATIONS (continued)

OJSC Stoilensky GOK. In these interim condensed consolidated financial statements, the Group accounted for these transfers retrospectively, in a manner similar to pooling by reflecting the controlling shareholders' book value of their acquisition cost in such transfers of $598,735 as capital contributions. During the nine months ended September 30, 2004, the Group transferred cash consideration to such control parties of $510,075 for the transfer of 59.8% of OJSC Stoilensky GOK, which was reflected as distributions to controlling shareholders. The remaining part of the consideration, $126,378, was transferred to the control parties in December 2004. The Group's ownership of the common shares of OJSC Stoilensky GOK as at September 30, 2005 and December 31, 2004 is 96.98%.

(b) OJSC TMTP

In June 2004 the Group acquired 69.4% of the common stock of OJSC TMTP for a consideration of $189,172 paid in cash to unrelated parties. The Group also obtained control over its subsidiaries OJSC Tuapse Dockyard, OJSC Tuapsegrazhdanstroi, LLC Nafta-T and LLC Karavella. The agreement contains no future contingent payments or commitments.

11 SEGMENTAL INFORMATION

The Group has two reportable business segments: steel and mining. These segments are combinations of subsidiaries, have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and management.

Revenue from segments that does not exceed the quantitative thresholds is attributable to two operating segments of the Group. Those segments include the trade seaport services business, represented by OJSC TMTP and its subsidiaries, and finance business, comprising banking and insurance services to commercial and retail customers. None of these segments has met any of the quantitative thresholds for determining reportable segments.

The Group accounts for intersegmental sales and transfers as if the sales or transfers were to third parties.

The Group's management evaluates performance of the segments based on segment revenues, gross profit, operating income and income before minority interest.

Information on segmental transactions for the nine months ended September 30, 2005 and their assets as at September 30, 2005 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	3,160,099	98,595	129,035	3,387,729	—	3,387,729
Intersegmental revenue	3,281	368,620	2,337	374,238	(374,238)	—
Gross profit	**1,310,266**	**261,324**	**42,228**	**1,613,818**	**15,278**	**1,629,096**
Operating income	**1,154,001**	**240,497**	**31,056**	**1,425,554**	**7,007**	**1,432,561**
Income before minority interest	**847,832**	**195,058**	**30,350**	**1,073,240**	**(8,400)**	**1,064,840**
Segment assets, including goodwill	4,399,753	1,074,743	695,165	6,169,661	(203,019)	5,966,642

(thousands of US dollars)

11 SEGMENTAL INFORMATION (continued)

Information on segmental transactions for the nine months ended September 30, 2004 and their assets as at December 31, 2004 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	3,143,589	49,567	22,066	3,215,222	—	3,215,222
Intersegmental revenue	2,958	206,424	85	209,467	(209,467)	—
Gross profit	**1,555,905**	**116,198**	**8,205**	**1,680,308**	**1,054**	**1,681,362**
Operating income	**1,459,434**	**105,404**	**8,142**	**1,572,980**	**(8,027)**	**1,564,953**
Income before minority interest	**1,223,124**	**78,947**	**12,112**	**1,314,183**	**(3,522)**	**1,310,661**
Segment assets, including goodwill	3,767,196	984,495	654,131	5,405,822	(239,901)	5,165,921

12 RISKS AND UNCERTAINTIES

(a) Operating environment of the Group

The Russian Federation's economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Russian Government, together with tax, legal and political developments.

(b) Convertibility of Russian ruble

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Group is required to convert 10% of its hard currency earnings into Russian rubles starting 2005 (25% before 2005). Future movements in the exchange rate between the Russian ruble and the US dollar will affect the reported US dollar amounts related to the Russian ruble carrying values of the Group's assets and liabilities. Such movements may also affect the Group's ability to realize assets presented in US dollars in these interim condensed consolidated financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

(c) Commercial risks

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation on one or more sales markets on the basis of an analysis of the existing and prospective markets.

The Group's exports in monetary terms for the nine months ended September 30, 2005 and September 30, 2004 were 58% and 63% of the total sales, respectively.

The Group relies on export sales to generate foreign currency earnings. As the Group exports a significant portion of its production, it is exposed to foreign currency risk as well as global economic and political risks. Due to its foreign currency denominated assets and liabilities, the Group is subject to the risk arising from foreign exchange rate fluctuations. The Group's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes.

(thousands of US dollars)

12 RISKS AND UNCERTAINTIES (continued)

The Group sells to three international traders that account for the majority of its export sales. During the nine months ended September 30, 2005 Steelco Mediterranean Ltd., Cyprus, Tuscany Intertrade, UK, and Moorfield Commodities Company, UK, purchased 43%, 25% and 17% of the Group's export sales, respectively (44%, 31% and 16% during the nine months ended September 30, 2004, respectively). Price fluctuations of sales to these companies are in line with general trends in global prices fluctuations. The Group's export prices are comparable to the prices of Russian competitors. In August 2005, 1.199% of the share capital of the Parent Company was acquired by a company beneficially owned by shareholders of these traders.

The Group's future profitability and overall performance is strongly affected by the prices of ferrous metal products set in the international metal trading market that are subject to significant fluctuations.

13 RELATED PARTY TRANSACTIONS

Related party relationships are determined with reference to SFAS No. 57, *Related Party Disclosures*. Balances as at September 30, 2005 and December 31, 2004 and transactions for the nine months ended September 30, 2005 and September 30, 2004 with related parties of the Group consist of the following:

(a) Sales to and purchases from related parties

Sales

Sales to related parties, either the companies under common control of the controlling shareholders of the Parent Company ("the Companies under common control"), or companies under control or significant influence of the Group's management, were $28,084 and $42,040 for the nine months ended September 30, 2005 and September 30, 2004, respectively. Related accounts receivable equaled $4,420 and $6,501 as at September 30, 2005 and December 31, 2004, respectively.

Purchases and services

Purchases of raw materials, technological equipment, energy and management services from related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $124,335, and $177,674 for the nine months ended September 30, 2005 and September 30, 2004, respectively.

During the nine months ended September 30, 2004, the Group made payments to one of the Companies under common control, acting as an agent between the Group and railroad companies, for the transportation of raw materials and the Group's products. The payments included both railroad tariff (transferred to railroad companies) and agent fee, retained by the agent. The agent fee and purchases of other materials amounted to $7,585 for the nine months ended September 30, 2004.

Accounts payable to the related parties were $4,309 and $2,044 as at September 30, 2005 and December 31, 2004, respectively.

(b) Financial transactions

The subsidiary bank of the Group had loans receivable from Companies under common control or companies under the control or significant influence of the Group's management of $6,632 and $7,538 as at September 30, 2005 and December 31, 2004, respectively.

Deposits and current accounts of related parties, either the Companies under common control or companies under the control or significant influence of the Group's management, in the subsidiary bank amounted to $53,006 and $28,642 as at September 30, 2005 and December 31, 2004, respectively.

Deposits and current accounts of Group companies in a bank under significant influence of the Group's management amounted to $62,992 as at September 30, 2005 (nil at December 31, 2004). Related interest income from these deposits and current accounts for the nine months ended September 30, 2005 amounted to $9,499.

(thousands of US dollars)

13 RELATED PARTY TRANSACTIONS (continued)

In 2004 the Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the nine months ended September 30, 2004 was $19,920. The capital lease liabilities to the related party as at December 31, 2004 amounted to $545. As at September 30, 2005 all capital lease transactions with related party were discontinued and liabilities were settled.

The Group granted interest-free loans to management, in the total amount of $330 and $70 for the nine months ended September 30, 2005 and September 30, 2004, respectively. The aggregate amount of such loans outstanding as at September 30, 2005 and December 31, 2004 was $266 and $60, respectively.

(c) Acquisition and investments

During the nine months ended September 30, 2004 the Companies under common control transferred to the Group a controlling stake in OJSC Stoilensky GOK, and the Group transferred cash consideration to such control parties (Note 10(a)).

(d) Contributions to non-governmental pension fund

Total contributions to a non-governmental pension fund amounted to $2,060 and $1,931 for the nine months ended September 30, 2005 and September 30, 2004, respectively. The Group has the right to appoint and dismiss top management of the fund as the major contributor to its capital. The Group has no long-term commitments to provide funding, guarantees, or other support to the fund.

(e) Stock-based compensation

In August 2005, the controlling shareholder of the Parent Company effectively sold 200,100,000 of NLMK shares to companies beneficially owned by certain members of its Board of Directors and management of the Group. The purchase price of these shares was based on the Russian Trade System ("RTS") trading price at the date of the transaction. This purchase price is payable by December 31, 2006 with no interest charged on the outstanding debt. The respective shares were pledged to secure the payment. There were no shares under such arrangements at the beginning of the year or in the nine months ended September 30, 2004 or at December 31, 2004. The only movements which took place in the nine month period ended September 30, 2005 were as described above.

This transaction was achieved through contractual arrangements between companies owned by the controlling shareholder of the Parent Company and companies beneficially owned by certain members of NLMK's Board of Directors and management of the Group, and therefore there was no cash outflow to the Group as a result of this transaction.

The Group applied SFAS No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123") for the purposes of accounting for this transaction, and recorded an expense of $31,463 in general and administrative expenses in the nine months ended September 30, 2005, with a corresponding increase in stockholders' equity. The terms of such stock sale by the controlling shareholder resulted in variable accounting for such awards in the Group's financial statements. The arrangement effectively represents the granting of options, at zero consideration, to buy shares at the RTS trading price of the shares on the grant date (in August 2005), the option expiring on December 31, 2006.

The following assumptions were made in applying the Black-Scholes model in estimating the fair values of the options for the purposes of applying SFAS No. 123: risk-free interest rate on Russian dollar-denominated bonds of 4.5%, expected life of 1.33 years, expected volatility of 25.91%, and expected dividend yield of 4.24%.

14 COMMITMENTS AND CONTINGENCIES

(a) Anti-dumping investigations

The Group's export trading activities are subject to, from time to time, compliance reviews of importers' regulatory authorities and considered within anti-dumping investigation frameworks. The Group takes steps to addressing negative effects of the current and potential anti-dumping investigations and participates in the settlement efforts coordinated through the Russian authorities.

14 COMMITMENTS AND CONTINGENCIES (continued)

No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying interim condensed consolidated financial statements.

(b) Litigation

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the interim condensed consolidated financial statements.

(c) Environmental matters

The enforcement of environmental regulations in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognized immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Group has met the federal and regional authorities' requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

(d) Insurance

The Russian insurance market is in a developing stage and some forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has entered into insurance contracts to insure property, plant and equipment; land transport; an aircraft and purchased accident and health insurance; inter-city motor vehicle passenger insurance and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

(e) Capital commitments

Outstanding agreements in connection with equipment supply and construction works amounted to approximately $328,803 and $52,000 as at September 30, 2005 and December 31, 2004, respectively.

(f) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. The Group has transferred certain assets to local authorities, however, management expects that the Group will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(g) Tax contingencies

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal

14 COMMITMENTS AND CONTINGENCIES (continued)

periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at September 30, 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these interim condensed consolidated financial statements.

(h) Financial guarantees issued

As at September 30, 2005 and December 31, 2004 the Group has issued guarantees to third parties amounting to $583 and $1,365. No amount has been accrued in the interim condensed consolidated financial statements for the Group's obligation under these guarantees as the projected outflows from such guarantees are immaterial.

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OPEN JOINT STOCK COMPANY
NOVOLIPETSK STEEL

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(WITH REPORTS OF INDEPENDENT AUDITORS THEREON)

Consolidated financial statements
as at and for the years ended December 31, 2004, 2003 and 2002

CONTENTS

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Open Joint Stock Company Novolipetsk Steel

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Novolipetsk Steel and its subsidiaries (the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Group as of December 31, 2002 and for the year then ended, excluding the effects of the reclassifications and disclosures set out in Note 27, were audited by other independent auditors whose report dated June 9, 2003, included in page F-44, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the cost of certain property, plant and equipment was determined with the assistance of an independent appraiser, who provided US dollar estimates of the fair value of the Group's property, plant and equipment.

In our opinion, except for the effects of using the appraisal to determine the carrying value for certain property, plant and equipment as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
April 15, 2005

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Consolidated balance sheets
as at December 31, 2004, 2003 and 2002
(All amounts in thousands of US dollars, except for share data)

	Note	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
ASSETS				
Current assets				
Cash and cash equivalents	4	1,348,615	729,641	382,957
Short-term investments	6	21,153	180,797	44,487
Accounts receivable, net	7	588,562	377,746	266,199
Inventories, net	8	475,303	301,303	210,628
Other current assets, net	9	148,748	63,336	32,242
Restricted cash	5	5,094	23,104	7,515
		2,587,475	**1,675,927**	**944,028**
Non-current assets				
Long-term investments	6	51,425	39,925	71,164
Property, plant and equipment, net	10	2,257,628	1,332,579	1,167,714
Intangible assets, net	11	21,594	—	—
Goodwill	11	179,815	—	—
Other non-current assets, net	9	67,984	36,834	16,080
		2,578,446	**1,409,338**	**1,254,958**
Total assets		**5,165,921**	**3,085,265**	**2,198,986**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and other liabilities	12	455,042	251,687	154,105
Current income tax liability		78,638	23,032	17,106
Short-term capital lease liability		232	6,114	1,727
		533,912	**280,833**	**172,938**
Non-current liabilities				
Long-term capital lease liability		313	11,563	2,468
Deferred income tax liability	16	305,472	159,716	15,523
Other long-term liabilities	13	19,946	6,593	3,988
		325,731	**177,872**	**21,979**
Total liabilities		**859,643**	**458,705**	**194,917**
Commitments and contingencies	25	—	—	—
Minority interest	14	**85,787**	**16,652**	**12,891**
Stockholders' equity				
Common stock, 1 Russian ruble par value—5,993,227,240, 5,987,240 and 5,987,240 shares issued and outstanding at December 31, 2004, 2003 and 2002	15	221,173	14,440	14,440
Statutory reserve	15	10,267	32	32
Additional paid-in capital		680	680	680
Other comprehensive income		242,387	27,672	3,723
Retained earnings		3,745,984	2,567,084	1,972,303
		4,220,491	**2,609,908**	**1,991,178**
Total liabilities and stockholders' equity		**5,165,921**	**3,085,265**	**2,198,986**

The consolidated financial statements as set out on pages F-5 to F-42 were approved on April 15, 2005.

General Director	**Chief accountant**
Nastich V.P.	**Sokolov A.A.**

The accompanying notes constitute an integral part of these consolidated financial statements

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Consolidated statements of income
for the years ended December 31, 2004, 2003 and 2002
(All amounts in thousands of US dollars, except for earnings per share amounts)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002 (See Note 27)
Sales revenue	22	**4,538,686**	**2,468,022**	**1,711,657**
Cost of sales				
Production cost		(1,888,702)	(1,293,330)	(950,058)
Depreciation and amortization		(243,656)	(157,809)	(146,327)
		(2,132,358)	**(1,451,139)**	**(1,096,385)**
Gross profit		**2,406,328**	**1,016,883**	**615,272**
General and administrative expenses		(92,517)	(69,524)	(37,655)
Selling expenses		(57,839)	(40,760)	(32,072)
Taxes other than income tax		(33,108)	(24,325)	(33,632)
Operating income		**2,222,864**	**882,274**	**511,913**
Loss on disposals of property, plant and equipment		(12,231)	(7,949)	(8,895)
Gain / (loss) on investments		165,174	12,136	(2,675)
Interest income		50,069	33,633	14,218
Interest expense		(12,296)	(7,344)	(3,386)
Foreign currency exchange loss, net		(39,101)	(42,999)	(18,247)
Other income / (expense), net		(10,477)	11,983	(26,054)
Income before income tax and minority interest		**2,364,002**	**881,734**	**466,874**
Income tax	16	(572,221)	(223,035)	(129,699)
Income before minority interest		**1,791,781**	**658,699**	**337,175**
Minority interest	14	(19,280)	(2,243)	1,243
Net income		**1,772,501**	**656,456**	**338,418**
Income from continuing operations per share (US dollars) basic and diluted		0.2958	0.1095	0.0565
Net income per share (US dollars) basic and diluted	17	0.2958	0.1095	0.0565

The accompanying notes constitute an integral part of these consolidated financial statements

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Consolidated statements of cash flows
for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002 (See Note 27)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income		**1,772,501**	**656,456**	**338,418**
Adjustments to reconcile net income to net cash provided by operating activities:				
Minority interest	14	19,280	2,243	(1,243)
Depreciation and amortization		243,656	157,809	146,327
Loss on disposals of property, plant and equipment		12,231	7,949	8,895
(Gain) / loss on investments		(165,174)	(12,136)	2,675
Deferred income tax benefit	16	(35,945)	(13,498)	(4,257)
Other movements		2,096	(19,342)	19,116
Changes in operating assets and liabilities				
Increase in accounts receivables		(158,628)	(86,853)	(25,098)
Increase in inventories		(132,375)	(71,038)	(5,646)
Decrease / (increase) in other current assets		331	328	(19,717)
Increase in loans provided by the subsidiary bank		(86,501)	(44,357)	(12,420)
Increase in accounts payable and other liabilities		146,731	86,360	43,524
Increase in current income tax payable		51,140	4,390	6,840
Net cash provided by operating activities		**1,669,343**	**668,311**	**497,414**
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisitions of subsidiaries, net of cash acquired of $38,109	21	(173,856)	—	—
Proceeds from sale of property, plant and equipment		8,352	15,677	846
Purchases and construction of property, plant and equipment		(269,459)	(239,279)	(153,632)
Loans given	6	—	—	(85,000)
Repayments of loans given	6	—	—	13,987
Proceeds from sale of investments		518,866	17,650	15,121
Purchase of investments		(185,594)	(187,590)	(7,106)
Movement of restricted cash		3,378	(15,589)	(6,015)
Net cash used in investing activities		**(98,313)**	**(409,131)**	**(221,799)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from borrowings and notes payable		2,545	470	3,576
Repayment of borrowings and notes payable		(22,161)	(930)	(87,925)
Proceeds from issuance of additional stock in subsidiaries to minority stockholders		—	388	3,727
Capital lease payments		(40,818)	(6,648)	(565)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary, net of cash of $1,070 received in transferred subsidiary	21	(635,383)	—	—
Payments to controlling shareholders for common control transfers of interests in existing subsidiaries	24	(2,617)	—	—
Repayment of loan by controlling shareholders	24	—	71,415	—
Proceeds from controlling shareholders for sale of investments	24	5,554	38,104	—
Dividends to shareholders		(332,817)	(61,675)	—
Net cash provided by / (used in) financing activities		**(1,025,697)**	**41,124**	**(81,187)**
Net increase in cash and cash equivalents		**545,333**	**300,304**	**194,428**
Effect of exchange rate changes on cash and cash equivalents		73,641	46,380	—
Cash and cash equivalents at the beginning of the year	4	729,641	382,957	188,529
Cash and cash equivalents at the end of the year	4	**1,348,615**	**729,641**	**382,957**

The accompanying notes constitute an integral part of these consolidated financial statements

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Consolidated statements of cash flows
for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Income tax		479,732	190,810	107,667
Interest		12,002	7,369	3,025
Non cash operating activities:				
Offset of income tax payable with VAT receivable		76,251	41,333	18,820
Non cash investing activities:				
Capital lease liabilities incurred	18	19,920	17,059	4,760
Reclassification of restricted cash to long-term investments	5	15,000	—	—
Non cash investing and financing activities as a result of:				
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	21	597,665	—	—
Fair value of net assets acquired from third parties in new subsidiaries, net of cash acquired of $38,109 in OJSC TMTP and its subsidiaries	21	173,856	—	—

The accompanying notes constitute an integral part of these consolidated financial statements

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Consolidated statements of stockholders' equity and comprehensive income for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	Common stock	Statutory reserve	Preferred stock	Additional paid-in capital	Other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2001		**14,435**	**32**	**5**	**680**	**2,986**	**1,633,885**	**1,652,023**
Net income		—	—	—	—	—	338,418	338,418
Conversion of preferred shares into ordinary shares		5	—	(5)	—	—	—	—
Other comprehensive income:								
Net unrealized gain on a change in valuation of investments		—	—	—	—	737	—	737
Balance at December 31, 2002 (See Note 27)		**14,440**	**32**	**—**	**680**	**3,723**	**1,972,303**	**1,991,178**
Net income		—	—	—	—	—	656,456	656,456
Dividends to shareholders	15	—	—	—	—	—	(61,675)	(61,675)
Other comprehensive income:								
Net unrealized loss on a change in valuation of investments		—	—	—	—	(2,390)	—	(2,390)
Deferred income tax liability effect	2(b)	—	—	—	—	(145,133)	—	(145,133)
Cumulative translation adjustment	2(b)	—	—	—	—	171,472	—	171,472
Balance at December 31, 2003		**14,440**	**32**	**—**	**680**	**27,672**	**2,567,084**	**2,609,908**
Net income		—	—	—	—	—	1,772,501	1,772,501
Stock split	15	206,733	—	—	—	—	(206,733)	—
Increase in statutory reserve	15	—	10,235	—	—	—	(10,235)	—
Dividends to shareholders	15	—	—	—	—	—	(338,915)	(338,915)
Transfers of subsidiary interests from controlling shareholders	21	—	—	—	—	—	598,735	598,735
Payments to controlling shareholders for common control transfer of subsidiary interests	21	—	—	—	—	—	(636,453)	(636,453)
Other comprehensive income:								
Net unrealized gain on a change in valuation of investments		—	—	—	—	66	—	66
Cumulative translation adjustment	2(b)	—	—	—	—	214,649	—	214,649
Balance at December 31, 2004		**221,173**	**10,267**	**—**	**680**	**242,387**	**3,745,984**	**4,220,491**

The accompanying notes constitute an integral part of these consolidated financial statements

1 BACKGROUND

Open joint stock company Novolipetsk Steel (the "Parent Company") and its subsidiaries (together—the "Group") is one of the largest iron and steel holdings in the Russian Federation with facilities that allow the Group to operate an integrated steel production cycle. The Parent Company is a Russian Federation open joint stock company in accordance with the Civil Code of the Russian Federation. The Parent Company was originally established as a State owned enterprise in 1934 and was privatized in the form of an open joint stock company on January 28, 1993. On August 12, 1998 the Parent Company's name was re-registered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Group's principal activity is the production and sale of ferrous metals, primarily consisting of pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings. These products are sold both in the Russian Federation and abroad. The Group also operates in the mining and has relatively insignificant interests in the financial and seaport segments (Note 22).

The Group's main operations are in the Lipetsk region of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Lipetsk regional authorities.

The Group's primary subsidiaries, located in Lipetsk and other regions of the Russian Federation, comprise:

- Mining companies OJSC Stoilensky GOK (acquired in 2004), OJSC Combinat KMAruda, OJSC StAGDoK and OJSC Dolomite. The principal activity of these companies is mining and processing of iron-ore raw concentrate, fluxing limestone and metallurgical dolomite.
- Transport company OJSC Tuapse Trade Seaport ("OJSC TMTP") and its subsidiaries (acquired in 2004). The principal business activity of OJSC TMTP is cargo loading and unloading, transshipment of cargo to sea transport and vice versa.
- Trading companies LLC Stahl, LLC Vimet, LLC Larmet and LLC Trading House NLMK. The principal activity of the trading companies is the purchase of raw materials for the Group's metallurgical production and the sale of metal products.
- The commercial bank OJSC Lipetskcombank. The bank possesses a general banking license issued by the Central Bank of the Russian Federation, a license for foreign currency operations and a license for brokerage activity. The bank provides banking services to commercial and retail customers and other Group companies.
- The insurance company LLC LIS Chance and its subsidiaries. The principal business activities of these companies are corporate property insurance, voluntary medical insurance, vehicle insurance and public liability insurance to commercial and retail customers and other Group companies.

2 BASIS OF PREPARATION

(a) Statement of compliance

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(b) Functional and reporting currency

The accounting records of the Group are maintained in Russian rubles and the Parent Company prepares its statutory financial statements and reports in that currency to its stockholders in accordance with the laws of the Russian Federation.

The Group's functional currency is considered to be the Russian ruble. The accompanying consolidated financial statements have been prepared using the US dollar as the Group's reporting currency. The translation into US dollars has been performed in accordance with the provisions of SFAS No. 52, *Foreign Currency Translation.*

(thousands of US dollars)

2 BASIS OF PREPARATION (continued)

Prior to January 1, 2003, the Russian economy was considered hyperinflationary. In accordance with SFAS No. 52's requirements applicable to hyperinflationary market economies, monetary assets and liabilities originally denominated in US dollars were stated at their original US dollars amounts. Monetary assets and liabilities denominated in other currencies were translated into US dollars using the exchange rate ruling at the balance sheet date. Non-monetary assets and liabilities, which were denominated in currencies other than US dollars, were translated into US dollars at the exchange rates in effect as at the date of the transaction. Income and expenses, which were earned or incurred in currencies other than US dollars, were translated into US dollars using a basis that approximates the rate of exchange ruling at the date of the transaction. Gains and losses arising from the translation of assets and liabilities into US dollars were reflected in the consolidated statement of income as foreign currency exchange gains and losses.

The Russian economy ceased to be considered hyperinflationary as of January 1, 2003. At January 1, 2003, the monetary and non-monetary assets and liabilities of the Group as well as the related stockholders' equity balance were translated into Russian rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for the Group. For periods subsequent to January 1, 2003, the functional currency of the consolidated financial statements (Russian rubles) are translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52. As a result of these translation procedures, a cumulative translation adjustment of $214,649 and $171,472 as at December 31, 2004 and 2003, respectively, which accounts for such translation gains and losses, recorded directly in stockholders' equity. No cumulative translation adjustment was recorded for the period during which the Russian economy was considered hyperinflationary.

The deferred income tax effect of $145,133 resulting from the change in functional currency was recorded directly in stockholders' equity as at January 1, 2003.

The Central Bank of the Russian Federation's closing rates of exchange at December 31, 2004, 2003 and 2002 were 1 US dollar to 27.7487, 29.4545 and 31.7844 Russian rubles, respectively. The annual weighted average exchange rates were 28.8150, 30.6877 and 31.3474 Russian rubles to 1 US dollar for the years ended December 31, 2004, 2003 and 2002, respectively.

(c) Consolidation principles

These consolidated financial statements include all majority-owned and controlled subsidiaries of the Group. All significant intercompany accounts and transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied by the Group from one reporting period to another with the exception of newly adopted accounting pronouncements.

(a) Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as allowances for doubtful accounts; employee compensation programs; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; goodwill; assets and liabilities assumed in a purchase business combinations and deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months.

(c) Restricted cash

Restricted cash comprise funds legally or contractually restricted as to withdrawal.

(d) Accounts receivable

Receivables are stated at cost less an allowance for doubtful debts. Management quantifies this allowance based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

(e) Value added tax

Value added tax related to sales and services rendered is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. VAT related to sales / purchases and services rendered / used which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where allowance has been made for doubtful debts, loss is recorded for the gross amount of the debtor, including VAT.

(f) Inventories

Inventories are stated at the lower of acquisition cost inclusive of completion expenses or market value. Inventories are released to production or written off otherwise at average cost. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads.

The provision for obsolescence is calculated on the basis of slow-moving and obsolete inventories analysis. Such items are provided for in full.

(g) Investments in marketable debt and equity securities

Marketable debt and equity securities consist of investments in corporate debt and equity securities where the Group does not exert control or significant influence over the investee. The Group classifies marketable debt and equity securities using three categories: trading, held-to-maturity and available-for-sale. The specific identification method is used for determining the cost basis of all such securities.

Trading securities

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are carried in the consolidated balance sheet at their fair value. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income.

Held-to-maturity securities

Held-to-maturity securities are those securities which the Group has the ability and intent to hold until maturity. Such securities are recorded at amortized cost.

Premiums and discounts are amortized and recorded in the consolidated statement of income over the life of the related security held-to-maturity, as an adjustment to yield using the effective interest method.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale securities

All marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive income in the stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities, less tax, are determined on a specific identification basis. Dividend and interest income are recognized when earned.

(h) Investments in associates and non-marketable securities

Investments in associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Investments in non-marketable securities

Investments in non-marketable securities where the Group does not exercise control or significant influence over the investee are carried at cost less provisions for any other than temporary diminution in value. Provisions are calculated for the investments in companies which are experiencing significant financial difficulties for which recovery is not expected within a reasonable period in the future, or under bankruptcy proceedings.

(i) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment losses (Note 3(k)). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

Property, plant and equipment also includes assets under construction and plant and equipment awaiting installation.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases that meet the definition of capital leases under the requirements of SFAS No. 13, *Accounting for Leases*, are classified accordingly. Plant and equipment acquired by way of capital lease are stated at the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer below) and impairment losses (Note 3(k)).

Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized with the carrying amount of the component subject to depreciation. Other subsequent expenditures are capitalized only when they increase the future economic benefits embodied in an item of property, plant and equipment. All other expenditures are recognized as expenses in the consolidated statement of income as incurred.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized interest

Interest is capitalized in connection with the construction of major production facilities. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's useful life.

Mineral rights

Mineral rights acquired in business combinations are recorded in accordance with provisions of SFAS No. 141, *Business Combinations*, at their fair values at the date of acquisition, based on their appraised fair value. The Group reports mineral rights as a separate component of property, plant and equipment in accordance with the consensus reached by Emerging Issues Task Force on Issue No. 04-2, *Whether Mineral Rights Are Tangible or Intangible Assets.*

Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of the individual assets. Plant and equipment under capital leases and subsequent capitalized expenses are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation commences from the time an asset is put into operation. Depreciation is not charged on assets to be disposed of or land. The range of estimated useful lives is as follows:

Buildings and land and buildings improvements	20 – 45 years
Machinery and equipment	2 – 40 years
Vehicles	5 – 25 years

Mineral rights are amortized using the straight-line basis over the license term given approximately even production during the period of license.

(j) Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are no longer amortized as they were prior to 2002, but are instead subject to impairment test at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The group determines fair value by utilizing discounted cash flows. The impairment test required by SFAS No. 142 includes a two-step approach. Under the first step, companies must compare fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, step two is required to determine if goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount, if any, that the reporting unit's goodwill carrying value exceeds its "implied" fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit (both recognized and unrecognized) from the fair value of the reporting unit (as determined in the first step).

The Group performs the required annual goodwill impairment test at the end of each calendar year.

The excess of the fair value of net assets acquired over purchase cost is determined as negative goodwill, and is allocated to the acquired non-current assets, except for deferred taxes, if any, until they are reduced to zero.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, mineral rights and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset, generally determined by reference to the discounted future cash flows. Assets held for sale that meet certain criteria are measured at the lower of their carrying amount or fair value less cost to sell.

(l) Pension and post retirement benefits other than pensions

The Group follows the Pension and Social Insurance legislation of the Russian Federation, which requires contributions to the Russian Federation Pension Fund by the employer calculated as a percentage of current gross salaries. Such contributions are expensed as incurred.

The Parent Company and some other Group companies have an agreement with a non-Government pension fund (the "Fund") in accordance with which contributions are made on a monthly basis. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are charged to expense as incurred. Accordingly, the Group has no long-term commitments to provide funding, guarantees, or other support to the Fund.

In addition, lump sum benefits are paid to employees of a number of the Group's companies on retirement depending on the employment period and the salary level of the individual employee. The scheme is considered as a defined benefit plan. The expected future obligations to the employees are assessed by the Group's management and accrued in the consolidated financial statements, however these are not material.

(m) Asset retirement obligations

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is measured on the basis of its present value for each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Group's land, buildings and equipment are subject to the provisions of this statement. Based on the current requirements under the laws of the Russian Federation and various contractual agreements associated with these assets, the Group has no material commitments related to the retirement of its long-lived assets.

(n) Long-term borrowings

Long-term borrowings are recognized initially at cost. Subsequent to the initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings.

When borrowings are repurchased or settled before maturity, any difference between the amount received and the carrying amount is recognized immediately in the consolidated statement of income.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Commitments and contingencies

Contingent liabilities, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability can be assessed and the amount of the assessment and / or remediation can be reasonably estimated.

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change.

(p) Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

Pursuant to the provisions of SFAS No. 109, *Accounting For Income Taxes*, the Group provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Prior to January 1, 2003, when Russia was deemed to be hyperinflationary and as a result of remeasuring its financial statements the Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates and indexing for tax purposes. This treatment was in accordance with the requirements of SFAS No. 109.

The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group (from the US dollar to the Russian ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

(q) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(r) Revenue recognition

Goods sold

Revenue from the sale of goods is recognized in the consolidated statement of income when there is a firm arrangement, the price is fixed and determinable, delivery has occurred, and collectibility is reasonably assured.

Interest income

Interest income is recognized in the consolidated statement of income as it is earned.

(s) Expenses

Operating lease payments

Operating leases are recognized as an expense in the consolidated statement of income as incurred.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest expense

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of interest expense, except for interest which is incurred on construction projects and capitalized (Note 3(i)).

(t) Non-cash transactions

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without exchange of cash.

The related sales and purchases are recorded in the same manner as cash transactions. The fair market value for such transactions is based on the value of similar transactions in which monetary consideration is exchanged with a third party.

Purchases of property, plant and equipment under capital lease arrangements are also recognized as non-cash transactions.

(u) Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*. The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005 and early adoption is encouraged. The Group believes that the adoption of this interpretation in 2005 will not have a material impact on its consolidated financial statements.

Consolidation of variable interest entities

In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities*, which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains and losses from changes in the value of the variable interest entity's assets and liabilities.

Variable interests may arise from financial instruments, service contracts and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

The Group adopted the Interpretation in 2004. The adoption of FIN 46R had no material impact on the Group's consolidated financial statements.

(v) Segment reporting

According to SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, segment reporting follows the internal organizational and reporting structure of the Group. The Group's organization comprises two reportable segments:

- Steel segment, comprising production and sales of steel products, primarily pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings,
- Mining segment, comprising mining, processing and sales of iron ore, fluxing limestone and metallurgical dolomite, which supplies raw materials to the steel segment and third parties,

and other segments, not reported separately in the consolidated financial statements.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(w) Reclassifications

Certain amounts in previously issued consolidated financial statements have been reclassified to conform to the current period presentation.

4 CASH AND CASH EQUIVALENTS

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Cash—Russian rubles	269,860	26,927	38,056
Cash—foreign currency	2,437	164,659	841
Deposits—Russian rubles	39,822	98,457	13,552
Deposits—US dollars	709,457	435,601	128,500
Deposits—Euro	310,782	3,000	—
Cash in trust—foreign currency	—	—	197,900
Other cash equivalents	16,257	997	4,108
	1,348,615	**729,641**	**382,957**

Other cash equivalents as at December 31, 2004 include a deposit of $16,217 made as a mandatory condition of participation in a privatization tender and recovered by the Group on the completion of the tender in February 2005.

Cash in trust as at December 31, 2002 represents cash transferred by the Group in 2002 into a cash management account in a Russian bank with foreign shareholders. This cash was available at the Group's call.

Long-term irrevocable letters of credit in the amount of $16,642 and $51,747 as at December 31, 2004 and 2003, respectively, issued for the construction and acquisition of property, plant and equipment, were included in non-current assets and classified as advances for construction and acquisition of property, plant and equipment (Note 10).

5 RESTRICTED CASH

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Obligatory cash reserves	5,094	8,104	7,515
Long-term bank deposit	—	15,000	—
	5,094	**23,104**	**7,515**

Restricted cash balances as at December 31, 2004, 2003 and 2002 include obligatory cash reserves, placed with the Central Bank of the Russian Federation by the subsidiary bank in accordance with statutory requirements applicable to credit institutions.

Restricted cash balance as at December 31, 2003 includes a US dollar denominated 6.5% bank deposit with a maturity date of October 2006. The Group pledged this deposit as a guarantee for a related party obligation to a third party (Note 24). In 2004 the contract of pledge was discontinued due to the termination of the underlying obligation. The deposit was recorded within long-term investments as at December 31, 2004 (Note 6(f)).

(thousands of US dollars)

6 INVESTMENTS

Balance sheet classification of investments:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Short-term investments and current portion of long-term investments	21,153	180,797	44,487
Long-term investments	51,425	39,925	71,164
Total investments	**72,578**	**220,722**	**115,651**

(a) Trading securities

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Investments in shares	—	158,280	—
Corporate bonds	—	3,378	—
Eurobonds	—	9,630	—
Other	1,469	1,146	1,232
	1,469	**172,434**	**1,232**

Investments in shares are represented by the securities of companies which are listed on the Russian Trade System.

The income generated from trading securities for the years ended December 31, 2004, 2003 and 2002 amounts to $162,874, $8,436 and nil, respectively. The Group's return on such investments is affected by the operating environment of the Group (Note 23(a)).

(b) Available-for-sale securities

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Russian government and other bonds with annual coupon rates ranging from 3% to 9.4%			
Acquisition cost	2,216	905	921
Gross unrealized gains	1,784	1,718	3,723
Deposit certificates with interest rates ranging from 5.2% p.a. to 20% p.a.	35,817	29,304	6,844
Fair value	**39,817**	**31,927**	**11,488**

The maturities of debt securities classified as available-for-sale as at December 31, 2004, 2003 and 2002 are presented below.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Due within one year	19,684	8,363	5,151
Due in one to five years	18,619	20,898	4,018
Due after five years	1,514	2,666	2,319
	39,817	**31,927**	**11,488**

Russian Government bonds with a face value of $2,908, $2,908 and $3,180 as at December 31, 2004, 2003 and 2002, respectively, are pledged to secure the redemption of the Parent Company's promissory notes issued in 2000. These promissory notes are denominated in Russian rubles and mature in 2008.

(thousands of US dollars)

6 INVESTMENTS (continued)

(c) Investments in associates

	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2002 Ownership	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
CJSC Korpus	—	40.00%	40.00%	—	3,232	3,042
CJSC Stalconverst	—	36.80%	36.80%	—	2,130	1,974
OJSC AKB Lipetskcredit	—	22.19%	22.19%	—	1,116	1,034
OJSC Avron	—	26.70%	26.70%	—	406	376
OJSC Lipetsky Gipromez	43.44%	43.44%	43.44%	8	8	7
				8	6,892	6,433
Provision for other than temporary diminution in value				—	(3,652)	(3,384)
				8	**3,240**	**3,049**

During the year ended December 31, 2004 the Group sold its share in CJSC Korpus to a related party for the consideration of $3,124 (Note 24).

During the year ended December 31, 2004 the Group's associates CJSC Stalconverst, OJSC AKB Lipetskcredit and OJSC Avron were recognized as bankrupts and liquidated. The Group's investments in these associates were fully provided at December 31, 2003 and 2002.

(d) Non-marketable securities

	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2002 Ownership	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Non-marketable securities, net of current portion:						
OJSC Lebedinsky GOK	11.96%	11.96%	11.96%	9,808	9,240	8,546
OJSC Yakovlevsky rudnik	—	9.48%	9.48%	—	5,797	5,372
OJSC Lipetskenergo	14.11%	12.21%	12.21%	3,388	2,268	2,102
OJSC Lipetskoblgaz	19.40%	19.40%	19.40%	738	695	644
OJSC Almetievsky Pipe Plant	—	14.53%	14.53%	—	557	516
OJSC Moscow Pipe Plant Filit	—	12.00%	12.00%	—	423	392
Other				1,686	708	1,659
				15,620	19,688	19,231
Provision for other than temporary diminution in value				(336)	(6,567)	(6,144)
				15,284	**13,121**	**13,087**
Current portion of non-marketable securities:						
OJSC Coal Mining Company Kuzbassugol	—	—	17.70%	—	—	39,787
Provision for other than temporary diminution in value				—	—	(1,683)
				—	—	**38,104**
Total non-marketable securities				**15,284**	**13,121**	**51,191**

During the year ended December 31, 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to a related party. During the year ended December 31, 2004 the

(thousands of US dollars)

6 INVESTMENTS (continued)

Group sold its share in OJSC Moscow Pipe Plant Filit and OJSC Almetievsky Pipe Plant to related parties for the consideration of $466 and $1,301, respectively. In 2004 the Group also sold its investments in other non-marketable securities for the total consideration of $663 to related parties (Note 24).

In 2004 the Group acquired 1.9% of OJSC Lipetskenergo from a related party for the consideration of $944 (Note 24).

During the year ended December 31, 2004 OJSC Yakovlevsky rudnik was recognized as a bankrupt and liquidated. The respective Group's investment was fully provided at December 31, 2003 and 2002.

(e) Loans given

The balance of the long-term loan of $48,691 as at December 31, 2002 represented the amortized cost of a Russian ruble denominated interest free loan originally payable before December 31, 2004. The loan was provided to the third party for the acquisition of shares of the Parent Company.

At the date of issue the long-term loan of $85,000 was accounted for at its fair value. The fair value of the loan was calculated based on an annual commercial interest rate of 19% at the date of issue and an assumption that the loan will be repaid at the end of 2004.

The difference between the face value of the loan and its fair value of $56,348 in the amount of $28,652 (representing interest income to be recognized in future periods) and current period interest income of $8,108 were recognized in the consolidated statement of income for the year ended December 31, 2002. In 2002, a portion of the loan of $13,987 was repaid.

In 2002 the borrower became a minority shareholder of the Parent Company. In 2003 the borrower was acquired by the controlling shareholders of the Parent Company and the loan was fully repaid. A gain on the early repayment of the loan in the amount of $20,984 was recognized in the consolidated statement of income for the year ended December 31, 2003.

(f) Long-term bank deposits

Long-term bank deposits amounted to $16,000 as at December 31, 2004. The long-term bank deposit of $15,000 was recorded within restricted cash as at December 31, 2003 (Note 5). There were no long-term bank deposits as at December 31, 2002.

7 ACCOUNTS RECEIVABLE

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Trade accounts receivable	357,948	245,404	165,293
Advances given to suppliers	57,260	23,834	15,225
Taxes receivable	157,736	95,634	74,825
Accounts receivable from employees	1,192	896	968
Other accounts receivable	22,765	18,556	16,377
	596,901	384,324	272,688
Allowance for doubtful debts	(8,339)	(6,578)	(6,489)
	588,562	**377,746**	**266,199**

As at December 31, 2004, 2003 and 2002, the Group had accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus, and Tuscany Intertrade (UK), each of which exceeded 10% of the gross trade accounts receivable balances. The outstanding balances owed by these debtors totaled $140,265 and $102,908 at December 31, 2004, $121,658 and $87,272 at December 31, 2003 and $47,093 and $54,290 at December 31, 2002, respectively.

(thousands of US dollars)

7 ACCOUNTS RECEIVABLE (continued)

In addition, accounts receivable from Moorfield Commodities Company, UK, at December 31, 2004 and 2002 exceeded 10% of the gross trade accounts receivable balances and totaled $50,342 and $28,590, respectively. At December 31, 2003, accounts receivable from this company did not exceed 10% of the gross trade accounts receivable balance.

8 INVENTORIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Raw materials	333,414	201,610	130,735
Work in process	102,692	64,326	54,475
Finished goods and goods for resale	47,054	37,813	26,564
	483,160	303,749	211,774
Provision for obsolescence	(7,857)	(2,446)	(1,146)
	475,303	**301,303**	**210,628**

9 OTHER CURRENT AND NON-CURRENT ASSETS

	As at December 31, 2004	As at December 31, 2003
Other current assets		
Short-term loans provided by OJSC Lipetskcombank	131,267	53,904
Other current assets	20,047	12,781
	151,314	66,685
Allowance for doubtful loans	(2,566)	(3,349)
Total other current assets	**148,748**	**63,336**
Other non-current assets		
Long-term loans provided by OJSC Lipetskcombank	37,500	21,851
Other non-current assets	30,484	14,983
Total other non-current assets	**67,984**	**36,834**

The loans are provided to customers and other banks by the subsidiary bank of the Group. The interest rates on outstanding loans as at December 31, 2004 range from 10% p.a. to 23% p.a. for loans denominated in Russian rubles and from 9% p.a. to 16% p.a. for foreign currency loans. A disclosure of other current and non-current assets as at December 31, 2002 is set out in Note 27.

(thousands of US dollars)

10 PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Land	46,466	35,442	32,844
Mineral rights	500,996	—	—
Buildings	715,759	550,005	507,486
Land and buildings improvements	798,892	686,332	633,344
Machinery and equipment	4,320,088	3,831,976	3,485,774
Vehicles	205,297	105,027	99,531
Construction in progress and advances for construction and acquisition of property, plant and equipment	254,271	270,574	168,717
Leased assets	862	21,819	4,760
Other	38,787	7,011	6,099
	6,881,418	5,508,186	4,938,555
Accumulated depreciation	(4,623,790)	(4,175,607)	(3,770,841)
Net book value	**2,257,628**	**1,332,579**	**1,167,714**

According to US GAAP, the Group's property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable US GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which management considers provided the best basis for the recognition and depreciation of such items. The appraiser provided US dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which the Group has recorded as its property, plant and equipment balance as of January 1, 2000. As at December 31, 2004 and 2003, the net book value of these items amounted to 28% and 49% of total net book value of property, plant and equipment, respectively.

Construction in progress as at December 31, 2004 and 2003 includes long-term irrevocable letters of credit issued for acquisition and construction of property, plant and equipment, amounting to $16,642 and $51,747, respectively.

The Group acquired all of its mineral rights through a business combination (Note 21) at the date of which acquired company was in the production stage. The Group's mineral rights expire in 2015 and management believes that it will be extended at the initiative of the Group.

11 GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Goodwill

	Goodwill
Balance as at January 1, 2004	—
Acquired in new subsidiaries (Note 21)	173,677
Cumulative translation adjustment (Note 2(b))	6,138
Balance as at December 31, 2004	**179,815**

Goodwill arising on acquisitions was allocated to the appropriate business segment in which each acquisition took place. Goodwill arising from the acquisition of a controlling interest in OJSC Stoilensky GOK amounted to $95,501 was allocated to the mining segment. Goodwill related to the acquisition of OJSC TMTP and its subsidiaries of $78,176 was allocated to other non-reportable segments (Note 21).

Negative goodwill of $110,837 generated on acquisitions of minority interest in OJSC Stoilensky GOK was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

The Group performed a test for impairment of goodwill at December 31, 2004 which indicated no impairment at that date.

(thousands of US dollars)

11 GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

(b) Other intangible assets

	Total useful life, months	Gross book value as at December 31, 2004	Accumulated amortization as at December 31, 2004
Customers relationships OJSC TMTP (oil)	66	11,270	(1,025)
Customers relationships OJSC TMTP (dry cargo)	66	12,484	(1,135)
Total intangible assets		**23,754**	**(2,160)**

The intangible assets were acquired in a business combination (Note 21) and met the criteria for separate recognition outlined in SFAS No. 141. They were recorded under provisions of SFAS No. 141 at fair values at the date of acquisition, based on their appraised fair value.

	Amortization expense
Aggregate amortization expense	
For the year ended December 31, 2004	(2,080)
Estimated amortization expense	
For the year ended December 31, 2005	(4,159)
For the year ended December 31, 2006	(4,159)
For the year ended December 31, 2007	(4,159)
For the year ended December 31, 2008	(4,159)
For the year ended December 31, 2009	(4,159)

12 ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002 (See Note 27)
Trade accounts payable	78,651	65,606	36,727
Advances received	127,776	81,447	52,917
Customers' deposits and accounts in the subsidiary bank	156,176	55,704	16,912
Taxes payable other than income tax	19,044	6,166	15,933
Accounts payable and accrued liabilities to employees	51,628	33,356	20,933
Dividends payable	6,332	—	—
Notes payable	5,312	2,803	3,346
Other accounts payable	10,123	6,605	7,337
	455,042	**251,687**	**154,105**

13 OTHER LONG-TERM LIABILITIES

	As at December 31, 2004	As at December 31, 2003
Customers' deposits in the subsidiary bank	16,150	4,855
Notes payable	3,796	1,738
	19,946	**6,593**

A disclosure of other long-term liabilities as at December 31, 2002 is set out in Note 27.

(thousands of US dollars)

14 MINORITY INTEREST

Balance as at December 31, 2002	**12,891**
Minority's share in subsidiaries' income from continuing operations	2,243
Issuance of additional stock by subsidiaries to minority stockholders	388
Cumulative translation adjustment (Note 2(b))	1,130
Balance as at December 31, 2003	**16,652**
Minority's share in subsidiaries' income from continuing operations	19,280
Acquisitions of new subsidiaries (Note 21)	49,147
Purchase of the minority interest in existing subsidiaries	(2,289)
Cumulative translation adjustment (Note 2(b))	2,997
Balance as at December 31, 2004	**85,787**

Movements in minority interest for the year ended December 31, 2002 are set out in Note 27.

15 STOCKHOLDERS' EQUITY

(a) Stock

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each. These shares were distributed to all existing shareholders of the Parent Company in proportion to their interest held at the date of additional shares distribution. One share held makes the shareholder eligible to 1,000 additional shares. In accordance with legal requirements stock split was followed by the transfer from cumulative retained earnings to capital stock at par value totaling to $206,733.

As at December 31, 2004, 2003 and 2002, the Parent Company's share capital consisted of 5,993,227,240, 5,987,240 and 5,987,240 issued common shares (5,993,227,240 at all the dates given the retrospective effect of the stock split), respectively, with a par value of 1 Russian ruble each. For each common share held, the stockholder has the right to one vote at the annual stockholders' meeting.

In August 2004, the Group increased the statutory reserve of the Parent Company up to the amount of $10,267 following the change in common stock value.

(b) Dividends

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual Stockholders' Meeting, subject to certain limitations as determined by Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company. At December 31, 2004, 2003 and 2002 the retained earnings of the Parent Company, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $3,411,114, $1,855,959 and $1,078,193, respectively, converted into US dollars using exchange rate at December 31, 2004, 2003 and 2002, respectively.

The dividend policy, which was approved by the General Shareholders' Meeting on June 25, 2004, provides for a minimum annual dividend payment of at least 15% of annual net income and sets an objective of making dividend payments of 25% of annual net income, as determined in accordance with US GAAP.

In December 2004 the Parent Company declared interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share for the total of $214,081. Dividends payable amount to $6,332 at December 31, 2004 (Note 12). In 2004 and 2003 the Parent Company declared dividends of 0.6 and 312.5 Russian rubles per share based on the results of 2003 and 2002, respectively, for a total of $124,834 and $61,675. At the dates dividends were declared, owners of 5,993,227,240, 5,993,227,240 and 5,987,240 shares were eligible to receive dividends for the nine months ended September 30, 2004, year 2003 and year 2002, respectively (Note 15(a)). No dividends on common stock were declared or paid in 2002.

(thousands of US dollars)

16 INCOME TAX

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Current tax expense	608,166	236,533	133,956
Deferred tax benefit:			
origination and reversal of temporary differences	(35,945)	(13,498)	(8,271)
foreign exchange differences	—	—	(976)
change in tax loss carry forwards	—	—	4,990
	(35,945)	(13,498)	(4,257)
Total income tax expense	**572,221**	**223,035**	**129,699**

The corporate income tax rate in Russia applicable to the Group was 24% in 2004, 2003 and 2002.

Income before income tax is reconciled to the income tax expense as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Income before tax	2,364,002	881,734	466,874
Income tax at applicable tax rate	567,360	211,616	112,050
Increase in income tax resulting from:			
Non-deductible expenses	4,861	11,419	17,649
Total income tax expense	**572,221**	**223,035**	**129,699**

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Deferred tax assets			
Accounts payable and other liabilities	6,948	8,659	3,158
Non-current liabilities	222	2,455	541
Accounts receivable	1,129	1,572	2,573
Investments	—	—	5,332
Allowance	(28)	—	(1 827)
	8,271	12,686	9,777
Deferred tax liabilities			
Property, plant and equipment	(302,529)	(160,021)	(18,602)
Intangible assets	(5,183)	—	—
Inventories	(6,031)	(11,145)	(6,698)
Other	—	(1,236)	—
	(313,743)	(172,402)	(25,300)
Total deferred tax liability	**(305,472)**	**(159,716)**	**(15,523)**

Deferred tax assets have not been recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available and therefore realization of these tax assets is doubtful.

The deferred tax effect of establishing a new functional currency basis at January 1, 2003 (Note 2(b)) was recorded within the cumulative translation adjustment directly in other comprehensive income within stockholders' equity.

(thousands of US dollars)

16 INCOME TAX (continued)

At December 31, 2004, $155,663 of the deferred tax liability on property, plant and equipment totalling $302,529 relate to differences between the US GAAP and tax carrying values of property, plant and equipment of the acquired subsidiaries. As noted in Note 21(c), the US GAAP carrying value was recorded at fair value on acquisition.

17 EARNINGS PER SHARE

	Year ended December 31, 2004	Year ended December 31, 2003
Average number of shares		
before restatement	3,948,404,836	5,987,240
after restatement	5,993,227,240	5,993,227,240
Net income	1,772,501	656,456
Basic and diluted net income per share (US dollars)	**0.2958**	**0.1095**

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period, after giving retroactive effect to any stock splits.

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each (Note 15(a)). Earnings per share data for 2004, 2003 and 2002 (Note 27) have been restated to reflect this share distribution.

The average shares outstanding for purposes of basic and diluted earnings per share information were 5,993,227,240 for the years ended December 31, 2004 and 2003. Basic and diluted net income per share information for the year ended December 31, 2002 is set out in Note 27.

The Parent Company does not have potentially dilutive shares outstanding.

18 NON-CASH TRANSACTIONS

Approximately $4,400 and $3,000 of the Group's 2004 and 2003 revenues, respectively, were settled in the form of mutual offset against the liability to pay for raw materials supplied. Disclosure of such non-cash transactions for 2002 is set out in Note 27.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

In 2004, 2003 and 2002, the Group acquired equipment and vehicles under capital lease arrangements with the right to buy out leased assets upon completion of the underlying agreements. The amount of capital lease liabilities incurred during the years ended December 31, 2004, 2003 and 2002, was $19,920, $17,059 and $4,760, respectively. In 2004, the majority of capital lease liabilities were settled (Note 20).

In 2004, the Group acquired assets and liabilities as a result of acquisitions of new subsidiaries (Note 21).

19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

Management believes, that the carrying amounts of financial assets and liabilities approximate to a reasonable estimate of their fair value.

The fair values of available-for-sale securities are based on quoted market prices for these or similar instruments.

(thousands of US dollars)

20 CAPITAL AND OPERATIONAL LEASES

At December 31, 2004, 2003 and 2002, net book value of the machinery, equipment and vehicles held under the capital lease arrangements with a related party was:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Machinery and equipment	198	4,620	1,858
Vehicles	664	17,199	2,902
	862	21,819	4,760
Accumulated depreciation	(87)	(1,067)	(160)
Net value of property, plant and equipment obtained under capital lease arrangements	**775**	**20,752**	**4,600**

In September 2004, the Group cancelled the majority of its capital lease arrangements and bought out leased assets. The capital lease liability in the amount of $30,625 at the date of cancellation was settled. The difference of $6,656 between the carrying amount of the capital lease liability settled and purchase price was accounted as an adjustment of the carrying value of the assets. At the date of these consolidated financial statements, the capital lease arrangements with the related party were cancelled.

The discount rates used for the calculation of the present value of net minimum lease payments was 14%, 14% and 19% for assets received in 2004, 2003 and 2002, respectively. Capital lease charges of $3,155, $3,405 and $909 were recorded in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, respectively.

The Group incurred expenses in respect of operational leases of $6,595 and $5,584 in 2004 and 2003, respectively. Disclosure of such operating lease expenses for 2002 is set out in Note 27.

21 BUSINESS COMBINATIONS

(a) OJSC Stoilensky GOK

In March 2004 the companies under common control of the controlling shareholders of the Parent Company ("the Companies under common control") transferred to the Parent Company 59.8% and in November 2004—31.1% of the outstanding common shares of OJSC Stoilensky GOK. In these consolidated financial statements, the Group accounted for these transfers retrospectively, in a manner similar to pooling by reflecting the controlling shareholders' book value of their acquisition cost in such transfers of $598,735 as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders.

A part of the primary acquisition cost in the amount of $60,761 represents transaction related fees paid for by the Companies under common control. The acquisition agreements contain no material future contingent payments or commitments. The acquisitions resulted in the Group's ownership of 91.4% of the voting shares of the company. Prior to March 2004 the Group's 0.5% interest in OJSC Stoilensky GOK was accounted for at cost.

This transaction was consummated to acquire one of the largest iron-ore concentrate and agglomerated ore producers in Russia in order to secure long-term supplies of raw materials for the Group.

The acquisition of OJSC Stoilensky GOK by the control party was accounted for using the purchase method of accounting. The entity was consolidated by the Group for the first time as at the effective date of obtaining control by the control party which management considers to be March 31, 2004. The results of operations of the acquired entity were included in the consolidated statement of income starting from April 1, 2004.

In October and November 2004 the Group acquired, at an auction for sale of a state-owned shareholding and from other minority shareholders, an additional 5.6% of the common stock of OJSC Stoilensky GOK for a consideration of $22,793 paid in cash.

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

The Group generated positive goodwill of $95,501 on acquisition of the controlling stock (59.8%) and negative goodwill $110,837 on subsequent acquisitions. Negative goodwill was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

(b) OJSC TMTP

In June 2004, the Group acquired 69.4% of the common stock of OJSC TMTP for a consideration of $189,172 paid in cash to unrelated parties. The Group also obtained control over its subsidiaries OJSC Tuapse Dockyard, OJSC Tuapsegrazhdanstroi, LLC Nafta-T and LLC Karavella. The agreement contains no future contingent payments or commitments.

This transaction was consummated to provide smooth transportation of the Group's products within the respective area of export sales.

The acquisition of OJSC TMTP and its subsidiaries was accounted for using the purchase method of accounting. OJSC TMTP and its subsidiaries were consolidated for the first time as of the effective date of obtaining control which management considers to be June 30, 2004. The results of operations of the acquired entities were included in the consolidated statement of income starting from July 1, 2004.

(c) Fair values of the assets acquired and liabilities assumed

The following table summarizes the fair values of the assets acquired and liabilities assumed in the business combinations, determined in accordance with SFAS No. 141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were established by independent appraisers:

	OJSC Stoilensky GOK	OJSC TMTP and its subsidiaries	Total acquisitions
Current assets	29,197	56,270	85,467
Mineral rights	486,880	—	486,880
Other property, plant and equipment	223,307	95,545	318,852
Intangible assets	—	22,712	22,712
Other non-current assets	616	1,000	1,616
Goodwill (Note 11(a))	95,501	78,176	173,677
Total assets acquired	**835,501**	**253,703**	**1,089,204**
Current liabilities	(49,577)	(5,969)	(55,546)
Non-current liabilities	(4,139)	(1,208)	(5,347)
Deferred income tax liability	(154,280)	(14,184)	(168,464)
Total liabilities assumed	**(207,996)**	**(21,361)**	**(229,357)**
Minority interest	(5,977)	(43,170)	(49,147)
Fair value of net assets acquired	**621,528**	**189,172**	**810,700**
Less: cash acquired	(1,070)	(38,109)	(39,179)
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	597,665	—	597,665
Fair value of net assets acquired from third parties, net of cash acquired of $38,109 at OJSC TMTP and its subsidiaries	22,793	151,063	173,856
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

The transfers of subsidiary interests were recorded in the statement of stockholders' equity as capital contributions of $598,735, comprising $597,665 of non-cash contributions and $1,070 of cash owned by the subsidiary at the dates of contributions. The payments to the common control parties for the transfer of the shares in OJSC Stoilensky GOK of $636,453 were recorded as a reduction in stockholders' equity.

(d) Other acquisitions

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in other Group's subsidiaries and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from related parties for the total consideration of $2,617 (Note 24).

(e) Pro forma financial statements

The following unaudited pro forma statements of income are presented relating to the acquisitions by the Group of OJSC Stoilensky GOK and OJSC TMTP and its subsidiaries (together—"TMTP Group") in the transactions accounted for as purchases. The unaudited pro forma statements of income are based on the consolidated statements of income of the Group and TMTP Group and individual statements of income of OJSC Stoilensky GOK.

The unaudited pro forma statements of income combine the results of operations of the Group, OJSC Stoilensky GOK (acquired by the Group as of March 31, 2004) and TMTP Group (acquired by the Group as of June 30, 2004) for the years ended December 31, 2004 and 2003 as if the acquisitions occurred on January 1, 2004 and 2003, respectively. These unaudited pro forma statements of income should be read in conjunction with the consolidated financial statements of the Group.

Unaudited proforma income statement data for the year ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Sales revenue	4,620,124	2,720,714
Operating income	2,217,107	841,781
Income before income tax and minority interest	2,354,558	815,623
Income before minority interest	1,781,686	605,035
Net income	1,760,792	602,621
Net income per share (US dollars)	0.2938	0.1006

The above statements give effect to the following pro forma adjustments necessary to reflect the acquisitions:

(a) A depreciation charge and respective deferred tax effect for the periods preceding business combinations was calculated on the basis of appraised fair value of property and equipment, including mineral rights, acquired in new subsidiaries.

(b) An amortization charge and respective deferred tax effect for the periods preceding business combination was calculated on the basis of appraised fair value of intangible assets identified and separated from goodwill in the process of TMTP Group's purchase price allocation.

(c) Minority interest in net income of acquired subsidiaries for the periods preceding business combinations was calculated on the basis of interest owned by the Group at December 31, 2004.

The unaudited proforma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

(thousands of US dollars)

22 SEGMENTAL INFORMATION

The Group has two reportable business segments: steel and mining. These segments are combinations of subsidiaries, have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and management.

Revenue from segments that does not exceed the quantitative thresholds is primarily attributable to the two operating segments of the Group. Those segments include the trade seaport services business, represented by OJSC TMTP and its subsidiaries, and finance business, comprising banking and insurance services to commercial and retail customers. None of these segments has met any of the quantitative thresholds for determining reportable segments.

The Group accounts for intersegmental sales and transfers as if the sales or transfers were to third parties.

The Group's management evaluates performance of the segments based on segment revenues, gross profit, operating income and income before minority interest.

Segmental information for the year ended December 31, 2004 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	4,399,606	74,965	64,115	4,538,686	—	4,538,686
Intersegmental revenue	3,365	337,344	204	340,913	(340,913)	—
Depreciation and amortization	(174,646)	(59,972)	(9,038)	(243,656)	—	(243,656)
Gross profit	**2,182,293**	**207,805**	**20,873**	**2,410,971**	**(4,643)**	**2,406,328**
Operating income	**2,037,325**	**186,105**	**18,084**	**2,241,514**	**(18,650)**	**2,222,864**
Interest income	31,110	2,382	17,236	50,728	(659)	50,069
Interest expense	(3,326)	(443)	(9,186)	(12,955)	659	(12,296)
Income tax	(530,694)	(40,818)	(4,238)	(575,750)	3,529	(572,221)
Income before minority interest	**1,639,276**	**140,813**	**17,322**	**1,797,411**	**(5,630)**	**1,791,781**
Segment assets, including goodwill	3,767,196	984,495	654,131	5,405,822	(239,901)	5,165,921
Capital expenditures	(219,673)	(44,541)	(5,245)	(269,459)	—	(269,459)

Segmental information for the year ended December 31, 2003 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenues from external customers	2,450,193	17,179	650	2,468,022	—	2,468,022
Intersegmental revenues	1,017	23,099	—	24,116	(24,116)	—
Depreciation and amortization	(155,439)	(2,054)	(316)	(157,809)	—	(157,809)
Gross profit / (loss)	**1,004,013**	**4,973**	**(55)**	**1,008,931**	**7,952**	**1,016,883**
Operating income / (loss)	**884,209**	**2,598**	**(289)**	**886,518**	**(4,244)**	**882,274**
Interest income	23,820	—	10,394	34,214	(581)	33,633
Interest expense	(3,151)	(691)	(4,083)	(7,925)	581	(7,344)
Income tax	(221,372)	(435)	(1,228)	(223,035)	—	(223,035)
Income before minority interest	**653,775**	**2,193**	**3,504**	**659,472**	**(773)**	**658,699**
Segment assets	3,022,399	19,431	125,427	3,167,257	(81,992)	3,085,265
Capital expenditures	(232,955)	(2,803)	(3,521)	(239,279)	—	(239,279)

Segmental information for the year ended December 31, 2002 is set out in Note 27.

(thousands of US dollars)

22 SEGMENTAL INFORMATION (continued)

The allocation of total revenue by territory is based on the location of end customers who purchased the Group's products from international traders (Note 23(c)) and the Group. It does not reflect the geographical location of the international traders. The Group's total revenue from external customers by geographical area for the years ended December 31, 2004, 2003 and 2002, were as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Russia	1,628,242	1,043,880	662,079
Asia and Oceania	628,238	533,987	338,245
European Union	783,014	384,139	269,687
Middle East, including Turkey	636,044	348,743	174,359
North America	657,427	46,354	147,875
Other regions	205,721	110,919	119,412
	4,538,686	2,468,022	1,711,657

Geographically, all assets, production and administrative facilities of the Group are located in Russia.

As disclosed in Note 23(c), the Group sells to three international traders that accounted for a majority of the Group's export sales in 2004, 2003 and 2002. LLC Insaur-Stal accounted for in excess of 10% of the Group's 2004, 2003 and 2002 domestic sales.

23 RISKS AND UNCERTAINTIES

(a) Operating environment of the Group

The Russian Federation economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal and political developments.

(b) Convertibility of Russian ruble

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Group is required to convert 10% of its foreign currency earnings into Russian rubles starting 2005 (25% before 2005). Future movements in the exchange rate between the Russian ruble and the US dollar will affect the carrying value of the Group's US dollar denominated monetary assets and liabilities. Such movements may also affect the Group's ability to realize non-monetary assets presented in US dollars in these consolidated financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

(c) Commercial risks

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation on one or more sales markets on the basis of an analysis of the existing and prospective markets.

The Group's exports in monetary terms in 2004 were 64% (2003: 58%, 2002: 61%) of the total sales.

(thousands of US dollars)

23 RISKS AND UNCERTAINTIES (continued)

The Group relies on export sales to generate foreign currency earnings. As the Group exports a significant portion of its production, it is exposed to foreign currency risk as well as global economic and political risks.

Due to its foreign currency denominated assets and liabilities, the Group is subject to the risk arising from foreign exchange rate fluctuations. The Group's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The net foreign currency position as at December 31, 2004 is as follows:

	US Dollar	EURO	Other currencies
Cash and cash equivalents	710,503	312,173	—
Accounts receivable	233,097	115,094	—
Other current assets	15,619	—	—
Investments	19,279	—	—
Other non-current assets	17,622	—	—
Accounts payable and other liabilities	(70,361)	(20,214)	(1,933)
Other long-term liabilities	(1,006)	—	—

The Group sells to three international traders that account for the majority of its export sales. In 2004, Steelco Mediterranean Trading Ltd., Cyprus, Tuscany Intertrade (UK), and Moorfield Commodities Company, UK, purchased 43%, 30% and 17% of the Group's export sales, respectively (2003: 45%, 33% and 9%). These companies were indirect shareholders of the Parent Company during 2003 and 2002. The maximum shareholdings during 2003 were 7.59%, 9.99% and 7.59%, and at December 31, 2003 were 4.16%, 4.11% and 4.16%, respectively. In 2004 these companies ceased to be indirect shareholders of the Parent Company. Price fluctuations of sales to these companies are in line with general trends in global prices fluctuations. The Group's export prices are comparable to the prices of Russian competitors. Information for the year ended December 31, 2002 is set out in Note 27.

In 2004, the relationships with these international traders were based on a general framework agreement and metals sales agreements. Under the general framework agreement the Group is committed to sell and the international traders are committed to purchase in aggregate at least 70% of the Group's total export volumes of metal products during the period ended December 31, 2007. Prices, however, are determined periodically and are subject to individual pricing agreements.

International prices for products which the Group sells fluctuated during the three years ended December 31, 2004, although a general upward trend existed during this period. The Group's future profitability and overall performance is strongly affected by the prices of ferrous metal products set in the international metal trading market that are subject to significant fluctuations.

24 RELATED PARTY TRANSACTIONS

Related parties relationships are determined with reference to SFAS No. 57, *Related Party Disclosures*. Balances as at December 31, 2004, 2003 and 2002 and transactions for the years ended December 31, 2004, 2003 and 2002 with related parties of the Group consist of the following (Additional balances and transactions with related parties for 2002 are set out in Note 27).

(a) Sales to and purchases from related parties

Sales

Sales to related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $45,715 and $24,502 for the years ended December 31, 2004 and 2003, respectively, which accounts for 1% and 1% of the total sales revenue. Related accounts receivable equaled $6,501, $7,397 and $898 as at December 31, 2004, 2003 and 2002, respectively.

(thousands of US dollars)

24 RELATED PARTY TRANSACTIONS (continued)

Purchases and services

Purchases of raw materials, technological equipment, energy and management services from related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $220,632 and $162,951 for the years ended December 31, 2004 and 2003, respectively.

In 2004 and 2003, the Group made payments to one of the Companies under common control, acting as an agent between the Group and railroad companies, for the transportation of raw materials and the Group's products. The payments include both railroad tariff (transferred to railroad companies), and agent fee, retained by the agent. The agent fee and purchases of other materials from this Company under common control amounted to $8,452 and $2,979 for the years ended December 31, 2004 and 2003, respectively.

Accounts payable to the related parties were $2,044, $7,689 and $5,362 as at December 31, 2004, 2003 and 2002, respectively.

(b) Financial transactions

The subsidiary bank of the Group had loans receivable from related parties, either associates or companies under control or significant influence of the Group's management, of $7,538 and $9,221 as at December 31, 2004 and 2003, respectively.

Deposits and current accounts of related parties, either the Companies under common control or companies under control or significant influence of the Group's management, in the subsidiary bank amounted to $28,642 and $8,217 as at December 31, 2004 and 2003, respectively.

The Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the years ended December 31, 2004 and 2003, was $19,920 and $17,059, respectively. The capital lease liabilities to this related party as at December 31, 2004 and 2003 amounted to $545 and $17,677, respectively. As at the date of these consolidated financial statements, all capital lease transactions with the related party were discontinued (Note 20).

The Group granted interest free loans to management in the total amount of $71 and $40 for the years ended December 31, 2004 and 2003, respectively. The aggregate amount of such loans outstanding as at December 31, 2004 and 2003 was $60 and $38, respectively.

As at December 31, 2003, the Group had issued guarantees to the Companies under common control amounting to $38,980 in respect of borrowings from non-group companies (Note 25(h)). There were no guarantees issued to related parties as at December 31, 2004.

In 2003 the Parent Company's shareholders repaid remaining portion of the long-term interest free loan in the amount of $71,415 (Note 6(e)).

(c) Acquisitions and investments

In 2004 the Companies under common control transferred to the Parent Company 91.4% of the outstanding common shares of OJSC Stoilensky GOK. Such transfers of $598,735 were recorded as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders (Note 21(a)).

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in the Group's companies OJSC Dolomit, OJSC StAGDoK, and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from the Companies under common control in the total amount of $2,617 (Note 21(d)); acquired non-marketable securities, shares in OJSC Lipetskenergo, for $944 from one of the Companies

(thousands of US dollars)

24 RELATED PARTY TRANSACTIONS (continued)

under common control, and sold non-marketable securities, shares in OJSC Moscow Pipe Plant Filit, OJSC Almetyevsky Pipe Plant and CJSC Engels Pipe Plant, for the total consideration of $2,430 to the Companies under common control (Note 6(d)). The Group sold an investment in associate CJSC Korpus to one of the Companies under common control for the consideration of $3,124 (Note 6(c)). In 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to one of the Companies under common control (Note 6(d)).

(d) Contributions to non-governmental pension fund and charity fund

Total contributions to a non-governmental pension fund amounted to $2,607, $2,216 and $1,876 in 2004, 2003 and 2002, respectively. The Group has the right to appoint and dismiss top management of the fund as the major contributor to its capital. The Group has no long-term commitments to provide funding, guarantees, or other support to the fund.

Contributions to the charity fund controlled by the Group's management were $6,941 in 2004. There were no such contributions in 2003 and 2002.

25 COMMITMENTS AND CONTINGENCIES

(a) Anti-dumping investigations

The Group's export trading activities are subject to from time to time compliance reviews of importers' regulatory authorities. The Group's export sales were considered within several anti-dumping investigation frameworks. The Group takes steps to address negative effects of the current and potential anti-dumping investigations and participates in the settlement efforts coordinated through the Russian authorities. No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying consolidated financial statements.

(b) Litigation

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the consolidated financial statements.

(c) Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Group has met the Government's federal and regional requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

(d) Insurance

The Russian insurance market is in a developing stage and some forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has entered into insurance contracts to insure property, plant and equipment, land transport, an aircraft and purchased accident and health insurance, inter-city motor vehicle passenger insurance and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

(thousands of US dollars)

25 COMMITMENTS AND CONTINGENCIES (continued)

(e) Capital commitments

Management estimates the outstanding agreements in connection with equipment supply and construction works amounted to $52,230 as at December 31, 2004.

(f) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. The Group has transferred certain social operations and assets to local authorities, however, management expects that the Group will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(g) Tax contingencies

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these consolidated financial statements.

(h) Financial guarantees issued

As at December 31, 2004, the Group has issued guarantees to third parties amounting to $1,365. As at December 31, 2003, the Group had issued guarantees to related parties amounting to $38,980 in respect of borrowings from non-group companies (Note 24). In 2004, these guarantees ceased to be effective. No amount has been accrued in the consolidated financial statements for the Group's obligation under these guarantees as the projected outflows from such guarantees are immaterial.

26 SUBSEQUENT EVENTS

In March 2005 the Group sold 18% of the outstanding voting shares of OJSC Combinat KMAruda ("KMAruda"), a Group's subsidiary included in the mining segment, to a third party for a cash consideration of $1,958. The transaction resulted in the Group's ownership being reduced to 32.9% and changed the KMAruda's status to an associate. The assets, liabilities and net income of KMAruda as at and for the year ended December 31, 2004, calculated on a stand-alone basis, amounted to $31,457, $3,662 and $18,268, respectively.

In April 2005, the Board of Directors of the Parent Company proposed dividends for the year ended December 31, 2004 of 1.8 Russian ruble per share in the total amount of Russian rubles 10,787,809 thousand ($388,768 at the exchange rate as at December 31, 2004). The amount of dividends proposed include interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share, declared in December 2004 (Note 15(b)). The final amount of dividends is subject to the approval by the annual General Stockholders' Meeting.

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited)

Reclassifications

The following reclassifications have been made to the financial statements as of and for the year ended December 31, 2002 after the initial issuance of those financial statements and the related audit report. The "Previously reported and audited" column was derived from the previously reported financial statements that were audited by independent auditors, before reclassifications.

Data from the consolidated balance sheet as at December 31, 2002

	Previously reported and audited	Reclassification	As reclassified
ASSETS			
Current assets			
Cash and cash equivalents	390,472	(7,515)	382,957
Short-term investments	43,255	1,232	44,487
Accounts receivable, net	305,004	(38,805)	266,199
Inventories, net	198,978	11,650	210,628
Other current assets, net	9,618	22,624	32,242
Restricted cash	—	7,515	7,515
	947,327	**(3,299)**	**944,028**
Non-current assets			
Other non-current assets	23,537	(7,457)	16,080
Total non-current assets	**1,262,415**	**(7,457)**	**1,254,958**
Total assets	**2,209,742**	**(10,756)**	**2,198,986**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Short term borrowings	3,346	(3,346)	–
Accounts payable and other liabilities	164,242	(10,137)	154,105
Short-term capital lease liability	—	1,727	1,727
Total current liabilities	**184,694**	**(11,756)**	**172,938**
Non-current liabilities			
Long-term borrowings	2,988	1,000	3,988
Total non-current liabilities	**20,979**	**1,000**	**21,979**
Total liabilities	**205,673**	**(10,756)**	**194,917**
Stockholders' equity			
Statutory reserve	—	32	32
Retained earnings	1,972,335	(32)	1,972,303
Total stockholders' equity	**1,991,178**	**—**	**1,991,178**
Total liabilities and stockholders' equity	**2,209,742**	**(10,756)**	**2,198,986**

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited) (continued)

Data from consolidated statement of income for the year ended December 31, 2002

	Previously reported and audited	Reclassification	As reclassified
Operating income	**511,913**	—	**511,913**
Gain / (loss) on investments	(31,327)	28,652	(2,675)
Net interest income	18,940	(18,940)	—
Interest income	—	14,218	14,218
Interest expense	—	(3,386)	(3,386)
Other expense	(5,510)	(20,544)	(26,054)
Operating income before income tax and minority interest	**466,874**	—	**466,874**

Data from consolidated statement of cash flows for the year ended December 31, 2002

	Previously reported and audited	Reclassification	As reclassified
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**338,418**	—	**338,418**
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) / loss on investments	31,327	(28,652)	2,675
Other movements	(9,536)	28,652	19,116
Changes in operating assets and liabilities			
Increase in accounts receivables	(63,902)	38,804	(25,098)
Increase in other current assets	(4,089)	(15,628)	(19,717)
Increase in loans provided by the subsidiary bank	—	(12,420)	(12,420)
Increase in accounts payable and other liabilities	54,280	(10,756)	43,524
Net cash provided by operating activities	**497,414**	—	**497,414**
CASH FLOWS FROM INVESTING ACTIVITIES			
Loans given	—	(85,000)	(85,000)
Proceeds from loans given	—	13,987	13,987
Proceeds from sale of investments	29,108	(13,987)	15,121
Purchase of long-term investments	(7,055)	7,055	—
Purchase of short-term investments	(85,051)	77,945	(7,106)
Movement in restricted cash	—	(6,015)	(6,015)
Net cash used in investing activities	**(215,784)**	**(6,015)**	**(221,799)**
Net increase in cash and cash equivalents	**200,443**	**(6,015)**	**194,428**
Cash and cash equivalents at beginning of the year	190,029	(1,500)	188,529
Cash and cash equivalents at end of the year	**390,472**	**(7,515)**	**382,957**
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income tax	126,482	(18,815)	107,667
Interest	790	2,235	3,025
Non cash operating activities:			
Offset of income tax payable with VAT receivable	—	18,820	18,820
Non cash investing activities:			
Capital lease liabilities incurred	—	4,760	4,760

Cash and cash equivalents balance as at December 31, 2002 has been changed due to the reclassification of restricted cash balance in a separate line in the balance sheet.

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited) (continued)

Data from consolidated statement of stockholders' equity and comprehensive income for the year ended December 31, 2002

Balance at December 31, 2002	Common stock	Statutory reserve	Preferred stock	Additional paid-in capital	Other comprehensive income	Retained earnings	Total stockholders' equity
Previously reported amounts in audited financial statements	14,440	—	—	680	3,723	1,972,335	**1,991,178**
Reclassification	—	32	—	—	—	(32)	—
As reclassified	14,440	32	—	680	3,723	1,972,303	**1,991,178**

As a result of the reclassifications set out above, the following modifications or additions were also made to the corresponding footnote disclosures:

Modified footnote disclosures

	As at December 31, 2002		
	Previously reported and audited	Reclassification	As reclassified
Cash and cash equivalents			
Cash—Russian rubles	45,571	(7,515)	38,056
Restricted cash			
Obligatory cash reserves	—	7,515	7,515
Trading securities			
Other	—	1,232	1,232
Accounts receivable			
Taxes receivable	85,581	(10,756)	74,825
Other accounts receivable	46,277	(29,900)	16,377
Allowance for doubtful debts	(8,340)	1,851	(6,489)
Inventories			
Raw materials	119,085	11,650	130,735
Accounts payable and other liabilities			
Advances received	63,673	(10,756)	52,917
Customers' deposits and accounts in the subsidiary bank	—	16,912	16,912
Accounts payable and accrued liabilities to employees	18,441	2,492	20,933
Notes payable	—	3,346	3,346
Current portion of lease obligation	1,727	(1,727)	—
Accrued expenses	2,492	(2,492)	—
Other accounts payable	25,249	(17,912)	7,337

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited) (continued)

Additional footnote disclosures

	As at December 31, 2002
Other current and non-current assets	
Other current assets	
Short-term loans provided by OJSC Lipetskcombank	25,707
Other current assets	8,386
	34,093
Allowance for doubtful loans	(1,851)
Total other current assets	**32,242**
Other non-current assets	
Long-term loans provided by OJSC Lipetskcombank	4,193
Other non-current assets	11,887
Total other non-current assets	**16,080**

	As at December 31, 2002
Other long-term liabilities	
Customers' deposits in the subsidiary bank	1,000
Notes payable	2,988
	3,988

Additional and modified disclosures other than resulting from reclassifications

The following additional disclosures relate to the year ended December 31, 2002 that were not included in the 2002 financial statements when they were initially issued with the related audit report.

Segmental information for the year ended December 31, 2002 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenues from external customers	1,692,552	19,105	—	1,711,657	—	1,711,657
Intersegmental revenues	6,603	12,867	—	19,470	(19,470)	—
Depreciation and amortization	(142,923)	(3,129)	(275)	(146,327)	—	(146,327)
Gross profit / (loss)	**605,923**	**3,659**	**(275)**	**609,307**	**5,965**	**615,272**
Operating income / (loss)	**509,204**	**255**	**(458)**	**509,001**	**2,912**	**511,913**
Interest income	9,847	—	4,679	14,526	(308)	14,218
Interest expense	(812)	(428)	(2,454)	(3,694)	308	(3,386)
Income tax	(129,045)	(155)	(499)	(129,699)	—	(129,699)
Income / (loss) before minority interest	**343,392**	**(1,760)**	**(2,282)**	**339,350**	**(2,175)**	**337,175**
Segment assets	2,175,478	17,643	86,354	2,279,475	(80,489)	2,198,986
Capital expenditures	(152,186)	(456)	(990)	(153,632)	—	(153,632)

Minority interest movements were as follows:

	Minority interest
Balance as at January 1, 2002	10,407
Minority's share in subsidiaries' loss from continuing operations	(1,243)
Issuance of additional stock by subsidiaries to minority stockholders	3,727
Balance as at December 31, 2002	**12,891**

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited) (continued)

The following disclosures reflect the retroactive effect of the stock split referred to in Note 17 that were not included in the financial statements for the year ended December 31, 2002 when they were initially issued with the related audit report:

Earnings per share

	Year ended December 31, 2002
Average number of shares:	
before restatement	5,985,657
after restatement (Note 17)	5,991,642,657
Net income	338,418
Basic and diluted net income per share (US dollars)	**0.0565**

The average shares outstanding for purposes of basic and diluted earnings per share information were 5,991,642,657 for the year ended December 31, 2002. Based on this, income from continuing operations per share for the year ended December 31, 2002 was US dollar 0.0565 per share.

Related parties

Sales to related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $14,748 for the year ended December 31, 2002, which accounts for 0.9% of the total sales revenue (previously reported amounts included in audited footnotes: $12,821. This was equal to 0.7% of the total sales revenue).

Purchases of raw materials and management services from related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $47,861 for the year ended December 31, 2002 (previously reported amount included in audited footnotes: $46,003).

The following related party transactions have been additionally disclosed:

- The subsidiary bank of the Group had loans receivable from related parties, either associates or companies under control or significant influence of the Group's management, of $1,311 as at December 31, 2002.
- The Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the years ended December 31, 2002, was $4,760. The capital lease liabilities to this related party as at December 31, 2002 amounted to $4,195.
- The Group granted interest free loans to management in the total amount of $43 for the year ended December 31, 2002. The aggregate amount of such loans outstanding as at December 31, 2002 was $41.
- As at December 31, 2002, the Group had issued guarantees to the Companies under common control amounting to $7,649 in respect of borrowings from non-group companies.

Non-cash transactions

Approximately $2,000 (previously reported amount included in audited footnotes: $5,000) of the Group's 2002 revenues were settled in the form of mutual offset against the liability to pay for raw materials supplied.

Operational leases

The Group incurred expenses in respect of operational leases in 2002 of $5,341 (previously reported amount included in audited footnotes: $6,626).

(thousands of US dollars)

27 RECLASSIFICATIONS AND ADDITIONAL DISCLOSURES FOR THE YEAR ENDED DECEMBER 31, 2002 (unaudited) (continued)

Risks and uncertainties—commercial risks

In 2002, Steelco Mediterranean Trading Ltd., Cyprus; Tuscany Intertrade (UK); and Moorfield Commodities Company, UK, purchased 25%, 55% and 11% of the Group's export sales, respectively (previously reported percentages included in audited footnotes: 27%, 55% and 10%, respectively). These companies were indirect shareholders of the Parent Company during 2002. Price fluctuations of sales to these companies are in line with general trends in global prices fluctuations. The Group's export prices are comparable to the prices of Russian competitors.

Property, plant and equipment

As at December 31, 2002, the net book value of property, plant and equipment determined with the assistance of an independent appraiser (Note 10) amounted to 65% of total net book value of property, plant and equipment.

Our consolidated financial statements as of and for the years ended December 31, 2002 and 2001 are included in this Prospectus in accordance with the requirements of the Prospectus Directive. Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002 (also included in this prospectus on pages F-5 to F-42) contain certain reclassifications and additional disclosures relating to the financial information as of and for the year ended December 31, 2002 made after initial issuance of our financial statements for the year ended December 31, 2002 and the related audit report. A description of these reclassifications and additional disclosures made to the financial statements for the year ended December 31, 2002 is set forth in Note 27 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 included in this prospectus.

**OPEN JOINT STOCK COMPANY
NOVOLIPETSK STEEL**

CONSOLIDATED FINANCIAL STATEMENTS

**PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA**

**AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001**

(WITH REPORTS OF INDEPENDENT AUDITORS THEREON)

Independent Auditor's Report

To the Board of Directors
Open joint stock company Novolipetsk Iron and Steel Corporation

We have audited the accompanying consolidated balance sheets of open joint stock company Novolipetsk Iron and Steel Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of open joint stock company Novolipetsk Iron and Steel Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

KPMG Limited
Moscow, Russian Federation
June 9, 2003

Consolidated balance sheets
at December 31, 2002 and 2001
(All amounts in thousands of US dollars, except for share data)

	As at December 31, 2002	As at December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	390,472	190,029
Short term investments	43,255	—
Accounts receivable, net of allowance for doubtful debts	305,004	241,102
Inventories, net	198,978	180,030
Other current assets	9,618	5,529
	947,327	**616,690**
Non-current assets		
Investments, net of current portion	71,164	74,212
Property, plant and equipment, net book value	1,167,714	1,174,682
Other non-current assets	23,537	29,659
Intangible assets	—	997
	1,262,415	**1,279,550**
Total assets	**2,209,742**	**1,896,240**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short term borrowings	3,346	92,367
Accounts payable and accrued expenses	164,242	108,235
Income tax	17,106	10,266
	184,694	**210,868**
Non-current liabilities		
Long term borrowings	2,988	3,162
Obligation under capital lease, net of current portion	2,468	—
Deferred income tax	15,523	19,780
	20,979	**22,942**
Total liabilities	**205,673**	**233,810**
Minority interest	**12,891**	**10,407**
Stockholders' equity		
Common stock, 1 RUB par value—5,987,240 and 5,985,241 shares authorized, issued and outstanding at December 31, 2002 and 2001, respectively	14,440	14,435
Preferred stock, 1 RUB par value—1,999 shares authorized, issued and outstanding at December 31, 2001	—	5
Additional paid-in capital	680	680
Accumulated other comprehensive income	3,723	2,986
Retained earnings	1,972,335	1,633,917
	1,991,178	**1,652,023**
Total liabilities and stockholders' equity	**2,209,742**	**1,896,240**

Commitments and contingencies (refer note 21)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of income
for the years ended December 31, 2002 and 2001
(All amounts in thousands of US dollars, except for earnings per share amounts)

	For the year ended December 31, 2002	For the year ended December 31, 2001
Net sales	1,711,657	1,322,431
Cost of sales	(1,096,385)	(1,048,635)
Gross profit	**615,272**	**273,796**
Selling, general and administrative expenses	(103,359)	(68,432)
Operating income	**511,913**	**205,364**
Loss on disposals of property, plant and equipment and impairment	(8,895)	(15,600)
(Loss) / gain from sale and permanent diminution in value of investments	(31,327)	651
Net interest income	18,940	6,315
Foreign currency exchange loss, net	(18,247)	(21,428)
Other expense	(5,510)	(12,710)
Income before income tax and minority interest	**466,874**	**162,592**
Income tax expense	(129,699)	(75,515)
Income before minority interest	**337,175**	**87,077**
Minority interest	1,243	455
Net income	**338,418**	**87,532**
Earnings per share of common stock (US dollars)		
Basic and diluted	56.54	14.62

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of cash flows
for the years ended December 31, 2002 and 2001
(thousands of US dollars)

	For the year ended December 31, 2002	For the year ended December 31, 2001
OPERATING ACTIVITIES		
Net income	**338,418**	**87,532**
Adjustments to reconcile net income to net cash provided by operating activities		
Minority interest	(1,243)	(455)
Depreciation and amortization	146,327	159,688
Loss on disposals of property, plant and equipment and impairment	8,895	15,600
Loss / (gain) from sale and permanent diminution in the value of investments	31,327	(651)
Deferred income tax benefit	(4,257)	(8,177)
Other movements, net	(9,536)	946
Changes in operating assets and liabilities		
Increase in accounts receivables	(63,902)	(3,860)
Increase in inventories	(5,646)	(16,048)
Increase in other current assets	(4,089)	(2,453)
Increase / (decrease) in accounts payable and accrued expenses	54,280	(21,833)
Increase in income tax payable	6,840	4,468
Net cash provided by operating activities	**497,414**	**214,757**
INVESTING ACTIVITIES		
Proceeds from sales of property, plant and equipment	846	3,284
Purchase of property, plant and equipment and other non-current assets	(153,632)	(140,579)
Proceeds from sale of investments	29,108	1,494
Purchase of investments	(85,051)	(54,071)
Purchase of short-term investments	(7,055)	(427)
Net cash used in investing activities	**(215,784)**	**(190,299)**
FINANCING ACTIVITIES		
Proceeds from issuance of debt	3,576	4,645
Repayment of borrowings	(87,925)	(1,666)
Proceeds from issuance of stock in subsidiaries to minority holders	3,727	3,316
Payments under capital lease	(565)	—
Proceeds from sale of treasury stock	—	80
Net cash (used in) / provided by financing activities	**(81,187)**	**6,375**
Net increase in cash and cash equivalents	**200,443**	**30,833**
Cash and cash equivalents at beginning of year	190,029	159,196
Cash and cash equivalents at end of year	**390,472**	**190,029**
Supplemental disclosures of cash flow information:		
Income taxes paid	126,482	99,756
Interest paid	790	901

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of stockholders' equity and comprehensive income for the years ended December 31, 2002 and 2001
(thousands of US dollars)

	Common stock	Preferred stock	Additional paid-in capital	Other comprehensive income	Retained earnings	Treasury stock	Total
Balance at December 31, 2000	**14,435**	**5**	**680**	**1,699**	**1,546,385**	**(68)**	**1,563,136**
Net income	—	—	—	—	87,532	—	87,532
Net unrealized gain on available for sale securities	—	—	—	1,287	—	—	1,287
Sale of treasury stock	—	—	—	—	—	68	68
Balance at December 31, 2001	**14,435**	**5**	**680**	**2,986**	**1,633,917**	**—**	**1,652,023**
Net income	—	—	—	—	338,418	—	338,418
Net unrealized gain on available for sale securities	—	—	—	737	—	—	737
Converting preferred shares into ordinary shares	5	(5)	—	—	—	—	—
Balance at December 31, 2002	**14,440**	**—**	**680**	**3,723**	**1,972,335**	**—**	**1,991,178**

The accompanying notes are an integral part of these consolidated financial statements

(thousands of US dollars)

1. BACKGROUND

(a) Organization and operations

Open joint stock company Novolipetsk Iron and Steel Corporation (the "Company" or the "Parent company") and its subsidiaries (together the "Group") is one of the largest iron and steel holdings in the Russian Federation with an entire steel production cycle. The Company is a Russian Federation open joint stock company in accordance with the Civil Code of the Russian Federation. The Parent company was originally established as a State owned enterprise in 1934 and was privatized on January 28, 1993. On August 12, 1998 the Company's name was reregistered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Company's principal activity is the production and sale of ferrous metals, primarily consisting of pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings. These products are sold both in the Russian Federation and abroad.

The Group's main operations are in the Lipetsk region of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Lipetsk regional authorities.

The Company's primary subsidiaries, located in Lipetsk and other regions of the Russian Federation, are:

- Commercial bank OJSC Lipetskcombank, Lipetsk. A controlling interest was acquired by the Group in 2000. The bank possesses a general license from the Central Bank of the Russian Federation, a license for foreign currency operations and a license for brokerage activity. The bank provides general banking services for commercial and retail customers.
- Trading company Stahl Ltd., Uglich, Yaroslavhl region, was established in 1998 as a 100% subsidiary of the Company. The principal activity of this company is the purchase of raw materials for the Group's metallurgical production and sales of metal products.
- Trading company Vimet Ltd., Lipetsk. A controlling interest was acquired by the Group in 2002. The principal activity of this company is the purchase of raw materials for the Group's metallurgical production and sales of metal products.
- Mining company OJSC Combinat KMAruda, Gubkin, Belgorod region, was purchased by the Group in 2000. The principal activity of the company is mining, processing of iron-ore raw concentrate for the metallurgical production.
- Insurance company LIS Chance Ltd., Lipetsk. A controlling interest was acquired by the Group in 1994. The principal business activities of the Company are property and casualty, life, medical insurance, vehicle insurance, civil liability insurance.
- Trading company Larmet Ltd., Moscow. A controlling interest was acquired by the Group in 2002. The principal activity of this company is the purchase of raw materials for the Group's metallurgical production and sales of metal products.
- Mining company OJSC Studenovskaya joint stock mining company, Lipetsk. A controlling interest was acquired by the Group in 1999. The principal activity is mining and processing of fluxing limestone.
- Mining company OJSC Dolomite, Dankov, Lipetsk region. A controlling interest by the Group was acquired in 1997. The principal activity is mining and processing of metallurgical dolomite.

(b) Russian business environment

The Russian Federation has been experiencing political and economic change which has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

(thousands of US dollars)

2. BASIS OF PREPARATION

(a) Statement of compliance

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(b) Functional and reporting currency

The accounting records of the Group are maintained in Russian rubles and the Company prepares its statutory financial statements and reports in that currency to its shareholders in accordance with the laws of the Russian Federation.

As the Russian economy was considered to be hyperinflationary, the US dollar is the functional and reporting currency of the Group in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation.*

Monetary assets and liabilities have been measured into US dollars at the exchange rates prevailing at each balance sheet date. Non-monetary assets including fixed assets and liabilities have been measured into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at weighted average rates for the periods of the transactions. Foreign currency gains and losses are included in the consolidated income statement.

The Central Bank of the Russian Federation closing rates of exchange ruling at December 31, 2002 and 2001 were 1 US dollar to 31.78 Russian rubles and 1 US dollar to 30.14 Russian rubles, respectively. The annual weighted average exchange rates were 31.35 and 29.16 Russian rubles to the US dollar for the years ended December 31, 2002 and 2001, respectively.

(c) Convertibility of the Russian ruble

The Russian ruble is not a convertible currency outside the Commonwealth of Independent States. Accordingly, any conversion of Russian ruble amounts to US dollars should not be construed as a representation that Russian ruble amounts have been, could be, or will be in the future, convertible into US dollars at the exchange rate shown or at any other exchange rate.

(d) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operation of the Group, may be significantly affected by the current and future economic environment (refer note 1(b)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

(e) Consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. All significant intercompany transactions have been eliminated upon consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

(a) Use of estimates

Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash on deposit and other highly liquid short-term investments with original maturities of less than three months.

(c) Accounts receivable

Receivables are stated at cost less allowance for doubtful debts. Management quantifies this provision based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

(d) Inventories

Inventories are stated at the lower of cost or market value. The cost of inventories is based on the weighted average principle and includes expenditures incurred in acquiring inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads.

(e) Investments in marketable debt and equity securities

Marketable debt and equity securities consist of investments in corporate debt and equity securities where the Group does not exert control or significant influence over the investee. The Group classifies marketable debt and equity securities in one of three categories: trading, held to maturity and available for sale. The specific identification method is used for determining the cost basis of all such securities.

(i) Trading securities

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are carried in the consolidated balance sheet at their fair value. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income.

(ii) Held to maturity securities

Held to maturity securities are those securities in which the Group has the ability and intent to hold until maturity. Held to maturity securities are recorded at amortized cost.

Premiums and discounts are amortized to the consolidated statement of income over the life of the related security held to maturity, as an adjustment to yield using the effective interest method.

(iii) Available for sale securities

All marketable securities not included in trading or held to maturity are classified as available for sale.

Available for sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available for sale securities, less tax, are determined on a specific identification basis.

Premiums and discounts on available for sale securities are amortized to the consolidated statement of income over the life of the related available for sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

(f) Investments in affiliates and non-marketable securities

(i) Investments in affiliates

Affiliates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. Investments in affiliates are accounted for using the equity method of accounting

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

and the consolidated financial statements include the Group's share of the total recognized gains and losses of affiliates from the date that significant influence effectively commences until the date that significant influence effectively ceases.

(ii) Investments in non-marketable securities

Investments in non-marketable securities where the Group does not exercise control or significant influence over the investee are carried at cost less provision for any permanent diminution in value.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (refer note 3(i)). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

Property, plant and equipment also includes assets under construction and the equipment for installation.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as capital leases. Plant and equipment acquired by way of capital lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer below) and impairment losses (refer note 3(i)).

Payments for operating leases, under which the Group does not assume substantially all the risks and rewards of ownership, are expensed in the period they are incurred.

(iii) Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized with the carrying amount of the component subject to depreciation. Other subsequent expenditures are capitalized only when they increase the future economic benefits embodied in an item of property, plant and equipment. All other expenditures are recognized in the consolidated statement of income as incurred.

(iv) Capitalized interest

Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates, and is amortized over the asset's useful life.

(v) Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of the individual assets. Plant and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the individual assets. Depreciation commences from the time an asset is put into operation. Land is not depreciated. Depreciation is not charged on assets to be disposed of. The range of estimated useful lives are as follows:

Buildings	20 – 45 years
Machinery and equipment	2 – 40 years
Vehicles	5 – 25 years
Software	6 – 12 years

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are no longer amortized as they were prior to 2002, but are instead tested for impairment at least annually.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

(i) Impairment

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset, generally determined by reference to the discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Pension and post retirement benefits other than pensions

The Group follows the Pension and Social Insurance legislation of the Russian Federation, which requires contributions to the Russian Federation Pension Fund by the employer calculated as a percentage of current gross salaries. Such contributions are expensed as incurred.

The Company also sponsors other post retirement benefits for its employees. All of these benefits are part of an annually negotiated Trade Union agreement. These benefits do not vest and may be cancelled when the Trade Union agreement is negotiated annually.

The Parent company and some other Group companies have an agreement with a non-Government pension fund (the "Fund") in accordance with which contributions are made on a monthly basis. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund afterwards. As such, all abovementioned benefits are considered as made under a defined contribution plan and are charged to expense as incurred.

In addition, lump sum benefits are paid on retirement depending on the employment period and the salary level of the individual employee. The expected future obligations to the employees are assessed by the Company's management and accrued in the consolidated financial statements. The scheme is considered as a defined benefit plan.

(k) Long-term borrowings

Long-term borrowings are recognized initially at cost, net of any transaction costs incurred. Subsequent to initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings.

When borrowings are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognized immediately in the consolidated statement of income.

(l) Commitments and contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and / or remediation can be reasonably estimated.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

(m) Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences, unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Stockholders' equity

(i) Treasury stock

When shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are presented as a deduction from total equity.

(ii) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(o) Revenue recognition

(i) Goods sold

Revenue from the sale of goods is recognized in the consolidated statement of income when the significant risks and rewards of ownership have been transferred to the buyer.

(ii) Interest income

Interest income is recognized in the consolidated statement of income on an accrual basis.

(p) Expenses

(i) Operating lease payments

Payments made under operating leases are recognized in the consolidated statement of income as expenses as incurred.

(ii) Interest expense

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of interest expense, except for interest which is incurred on construction projects and is capitalized (refer note 3(g)).

(q) Non-cash settlement arrangements

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without physical movement of cash.

The related sales and purchases are recorded in the same manner as cash transactions.

(thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Related parties

The following are considered to be related parties:

- affiliates of the Group;
- the Group's principal owners and their immediate families;
- enterprises and trusts for the benefit of the employees, including pension and profit sharing trusts that are managed by or under the trusteeship of the Group's management;
- directors and officers of the Group and their immediate families;
- enterprises in which principal shareholders, officers and directors and their immediate families have control or significant influence;
- other parties with which the Group deals if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

4. CASH AND CASH EQUIVALENTS

	As at December 31, 2002	As at December 31, 2001
Cash—Russian rubles	45,571	10,164
Cash—foreign currency	841	32,741
Deposits—Russian rubles	13,552	—
Deposits—foreign currency	128,500	145,397
Cash in trust—foreign currency	197,900	—
Other cash equivalents	4,108	1,727
	390,472	**190,029**

Cash in Russian rubles as at December 31, 2002 and 2001 includes the amounts of obligatory reserve, placed with the Central Bank of the Russian Federation by a subsidiary bank in accordance with statutory requirements for credit institutions of $7,515 and $1,500, respectively.

Other cash equivalents as at December 31, 2002 and 2001 include the amounts of letters of credit amounting to $3,352 and $1,517, respectively.

In 2002 the Company transferred surplus cash into a cash management account with a Russian bank with international share in equity. This cash is available at the Company's call.

5. INVESTMENTS

(a) Available for sale securities

Available for sale securities as at December 31, 2002 and 2001 consist of Russian Government bonds: OVGVZ and OFZ securities, and deposit certificates.

	As at December 31, 2002	As at December 31, 2001
Government bonds		
Cost	921	1,200
Gross unrealized holding gains	3,723	2,986
Deposit certificates	6,844	—
Fair value	**11,488**	**4,186**

(thousands of US dollars)

5. INVESTMENTS (continued)

Maturities of debt securities classified as available for sale as at December 31, 2002 are presented below.

	Fair value
Due within one year	5,151
Due in one to five years	4,018
Due after five years	2,319
	11,488

Russian Government OVGVZ securities with a face value of $3,180 are pledged to secure the redemption of the Company's promissory notes issued in 2000 for the purchase of shares in CJSC Korpus (refer note 9). These promissory notes are denominated in Russian rubles and mature in 2008.

Unrealized gains and losses, determined as a difference at the balance sheet date between purchase price and fair value of the securities, are taken directly to equity and included in accumulated other comprehensive income.

(b) Investments in affiliates

	For the year 2002 Ownership	For the year 2001 Ownership	As at December 31, 2002	As at December 31, 2001
CJSC Korpus	40.00%	40.00%	3,042	3,042
CJSC Stalconverst	36.80%	36.80%	1,974	1,974
OJSC AKB Lipetskcredit	22.19%	22.19%	1,034	1,034
OJSC Avron	26.70%	26.70%	376	376
OJSC Lipetsky Gipromez	43.44%	43.44%	7	7
OJSC Bank ZENIT	—	20.00%	—	13,714
OJSC Bryanskmetallresources	—	28.30%	—	21
			6,433	20,168
Provision for permanent diminution in value			(3,384)	(3,405)
			3,049	16,763

(c) Non-marketable securities

	For the year 2002 Ownership	For the year 2001 Ownership	As at December 31, 2002	As at December 31, 2001
OJSC Coal Mining Company Kuzbassugol	17.70%	17.70%	39,787	39,787
OJSC Lebedinsky GOK	11.96%	11.96%	8,546	8,546
OJSC Yakovlevsky rudnik	9.48%	9.48%	5,372	5,372
OJSC Lipetskenergo	12.21%	12.21%	2,102	2,102
OJSC Lipetskoblgaz	19.40%	19.40%	644	644
OJSC Almetievsky pipe plant	14.53%	14.53%	516	516
OJSC Moscow pipe plant Filit	12.00%	12.00%	392	392
Other	—	—	1,659	1,497
			59,018	58,856
Provision for permanent diminution in value			(7,827)	(5,593)
			51,191	53,263

(thousands of US dollars)

5. INVESTMENTS (continued)

(d) Loans given

	As at December 31, 2002	As at December 31, 2001
Long-term loan	48,691	—
	48,691	—

The balance of the long-term loan represents an amortized cost of a Russian ruble denominated interest free loan payable before December 31, 2004. At the date of issue the long term loan of $85,000 was accounted for at its fair value. The difference between face and fair value of $28,652 was accounted for as a loss from investments in the consolidated statement of income. Interest income of $8,108 was recognized in the consolidated statement of income. In 2002 an amount of $13,987 was repaid by the borrower.

The fair value of the loan is calculated based on an annual commercial interest rate of 19% at the date of issue and an assumption that the loan will be repaid at the end of 2004.

	As at December 31, 2002	As at December 31, 2001
Total investments	**114,419**	**74,212**
Less current portion	43,255	—
Long term investments, net	**71,164**	**74,212**

6. ACCOUNTS RECEIVABLE AND ADVANCES GIVEN

	As at December 31, 2002	As at December 31, 2001
Trade accounts receivable	165,293	153,093
Advances given to suppliers	15,225	20,738
Taxes receivable other than income tax	85,581	51,021
Accounts receivable from employees	968	902
Other accounts receivable	46,277	27,053
	313,344	252,807
Allowance for doubtful debts	(8,340)	(11,705)
	305,004	**241,102**

As at December 31, 2002 and 2001 the Group had receivables from Tuscany Intertrade, Great Britain, which exceeded 10% of the gross accounts receivable balances. The outstanding balances owed by this debtor totaled $54,290 and $107,100 at December 31, 2002 and 2001, respectively.

As at December 31, 2002 receivables from Steelco Mediterranean Trading Ltd., Cyprus, and Moorfield Commodities Company, Great Britain, also exceeded 10% of the gross accounts receivable balances and totaled $47,093 and $28,590, respectively.

7. INVENTORIES

	As at December 31, 2002	As at December 31, 2001
Finished goods and goods for resale	26,564	31,152
Work in process	54,475	42,908
Raw materials	119,085	119,735
	200,124	193,795
Provision for obsolescence	(1,146)	(13,765)
	198,978	**180,030**

(thousands of US dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2002	As at December 31, 2001
Land	32,844	—
Buildings	507,486	508,777
Machinery and equipment	3,485,774	3,508,192
Vehicles	99,531	97,761
Construction in progress	168,717	89,952
Land improvement	633,344	621,089
Leased assets	4,760	—
Other	6,099	12,442
	4,938,555	4,838,213
Accumulated depreciation	(3,770,841)	(3,663,531)
	1,167,714	**1,174,682**

In 2002 the Parent company has reclassified the cost of certain property, plant and equipment previously included in machinery and equipment into other groups. This reclassification has no depreciation effect.

A reclassification table of property, plant and equipment at cost is shown below:

	As at December 31, 2001	Reclassification	As at December 31, 2001 adjusted
Buildings	506,579	2,198	508,777
Machinery and equipment	3,936,362	(428,170)	3,508,192
Vehicles	96,166	1,595	97,761
Land improvement	198,480	422,609	621,089
Other	10,674	1,768	12,442
	4,748,261		**4,748,261**

The cost of property, plant and equipment purchased or constructed prior to 1992 was determined with the assistance of an independent appraiser. The valuer provided US dollar estimates of historical cost and depreciated historical cost of the Company's property, plant and equipment. These historical cost estimates were necessary due to the absence of reliable US GAAP accounting records and impairment calculations.

During 2002 the Parent company has bought property rights on land under its production units.

Starting from second quarter 2002 until the moment of acquisition the Parent company had been renting land and paid rental payments, including land tax. After acquisition the Company pays land tax.

The Company also pays rental payments and land tax for other estate property beyond its production units.

9. BORROWINGS

	As at December 31, 2002	As at December 31, 2001
Short-term borrowings		
8% US dollar promissory notes at nominal cost	—	76,966
Promissory notes	3,008	—
US dollar denominated loan	—	12,207
Other short-term debts	338	3,194
	3,346	**92,367**
Long-term borrowings		
Interest free own promissory notes	2,832	2,986
Other long-term debts	156	176
	2,988	**3,162**

(thousands of US dollars)

9. BORROWINGS (continued)

As of December 31, 2001 the 8% interest bearing promissory notes of $76,966 (at nominal cost) represented ordinary promissory notes, issued by the Company under a loan novation agreement with related party, signed in 2001. During 2002 these promissory notes were completely settled with a discount of $4,535 that was recorded in net interest income.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	As at December 31, 2002	As at December 31, 2001
Accounts payable	36,727	44,053
Advances received	63,673	22,300
Taxes payable other than income tax	15,933	7,207
Accrued expenses	2,492	3,060
Accounts payable to employees	18,441	15,962
Current portion of lease obligation	1,727	—
Short term loans	—	2,186
Other payables	25,249	13,467
	164,242	**108,235**

11. STOCKHOLDERS' EQUITY

(a) Stock

The Company has 5,987,240 issued shares with a par value of 1 Russian ruble. As of December 31, 2001 the Company had 5,985,241 common stock and 1,999 preferred stock. The holder of the preferred stock was the Russian Federal Property Fund.

According to the Federal Law *On Privatization of Federal and Municipal Property* of December 21, 2001 #178-FZ, these preferred stock were converted into common stock. The Russian Federal Property Fund's preferred stock were converted into common stock on October 16, 2002.

(b) Voting rights, privileges and liquidation

All common stock have voting rights. Upon liquidation of the Company all creditors' requests are to be satisfied, property is to be sold through auction and any remaining proceeds should be distributed proportionally between stockholders.

(c) Dividends

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual stockholders' meeting, subject to certain limitations as determined by Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined to by reference to the statutory financial statements of the Parent company. At December 31, 2002 and 2001 the retained earnings, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $1,078,193 (unaudited) and $633,063 (unaudited) respectively, converted into US dollars using the year-end exchange rate. No dividends on common stock were declared in either 2002 or 2001.

12. COST OF SALES

	For the year ended December 31, 2002	For the year ended December 31, 2001
Production cost	950,058	888,947
Depreciation and amortization	146,327	159,688
	1,096,385	**1,048,635**

(thousands of US dollars)

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31, 2002	For the year ended December 31, 2001
Taxes other than income tax	33,632	25,297
Selling expenses	32,072	21,999
Employee costs	13,638	11,194
Penalties and fines	96	1,666
Net movement in the allowance for doubtful debts	(1,747)	(15,261)
Other	25,668	23,537
	103,359	**68,432**

14. INCOME TAX EXPENSE

	For the year ended December 31, 2002	For the year ended December 31, 2001
Current tax expense	133,956	83,692
Deferred tax benefit		
Origination and reversal of temporary differences	(8,271)	(936)
Foreign exchange differences	(976)	(2,581)
Change in tax rate	—	(11,353)
Change in tax loss carry forwards	4,990	6,693
	(4,257)	(8,177)
Total income tax expense	**129,699**	**75,515**

The corporate income tax rate was 24% and 35% in 2002 and 2001, respectively. The rate used for measuring deferred tax as at December 31, 2002 and 2001 was 24% (the rate effective from January 1, 2002).

Reconciliation of effective tax rate:

	For the year ended December 31, 2002	For the year ended December 31, 2001
Profit before tax	466,874	163,047
Income tax at applicable tax rate	112,050	57,067
Increase / (decrease) in income tax resulting from:		
Non-deductible expenses and non taxable income	17,649	29,801
Change in tax rate	—	(11,353)
	129,699	**75,515**

(thousands of US dollars)

14. INCOME TAX EXPENSE (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	As at December 31, 2002	As at December 31, 2001
Deferred tax assets		
Investments	5,332	555
Accounts payables and accrued liabilities	2,812	2,085
Accounts receivable	2,573	—
Other current liabilities	346	—
Other non-current liabilities	541	—
Other current assets	3	999
Inventories	—	30,147
Valuation allowance	(1,830)	(480)
	9,777	**33,306**
Deferred tax liabilities		
Property, plant and equipment	(18,602)	(38,617)
Inventories	(6,696)	—
Short term loans	(2)	—
Accounts receivable	—	(19,459)
	(25,300)	(58,076)
Net deferred tax liability on temporary differences	(15,523)	(24,770)
Tax loss carry forwards	—	4,990
Total deferred tax	**(15,523)**	**(19,780)**

Deferred tax assets have not been recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available against which the Group can utilize the benefit there from.

As at December 31, 2001 the Group had tax loss carry forwards of $20,791, which were due to expire in 2003. In 2002 the Group fully utilized this tax loss carried forward.

15. EARNINGS PER SHARE

Basic income per share of common stock is calculated by dividing net income by the average number of shares of common stock outstanding during the applicable period.

The calculation of diluted income per share of common stock takes into account the effect of obligations, such as convertible preferred stock, considered to be potentially dilutive.

	Income for the year ended December 31, 2002	Shares 2002	Income for the year ended December 31, 2001	Shares 2001
Net income and shares	338,418	5,985,657	87,532	5,985,241
Preferred stock dividend requirements	—		—	
Income and shares	**338,418**	**5,985,657**	**87,532**	**5,985,241**
Basic and diluted earnings per share (US dollars)	**56.54**		**14.62**	

16. NON-CASH TRANSACTIONS

Management estimates that approximately $5,000 and $10,000 of the Group's 2002 and 2001 revenues, respectively, were settled in the form of mutual offset with the Group receiving raw materials and other related production materials for finished goods shipments.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

(thousands of US dollars)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amount of cash and cash equivalents, loans given, accounts receivable, amounts due to / from employees, affiliated companies and other related parties, accounts payable and accrued expenses, short term debts approximate fair value.

The fair values of available for sale securities are based on quoted market prices for these or similar instruments.

18. OBLIGATIONS UNDER CAPITAL AND OPERATIONAL LEASES

	Capital leases
Future minimum lease payments:	
2003	3,153
2004	2,043
2005	1,111
2006	594
2007	305
Remainder	156
Total minimum lease payments	**7,362**
Less: amount representing estimated executory costs, including profit thereon, included in total minimum lease payments	(1,455)
Net minimum lease payments	**5,907**
Less: amount representing interest (at 19%)	(1,712)
Present value of net minimum lease payments	**4,195**
Less: current portion	(1,727)
Long-term capital lease obligations	**2,468**

In 2002 the Group acquired machinery, equipment and vehicles under capital leases with right of acquisition on the expiry of the lease term.

In 2002 $909 was recognized as interest expense in the consolidated statement of income in respect of these capital leases.

Machinery, equipment and vehicles at year end includes the following amounts in respect of capital leases:

	As at December 31, 2002
Machinery and equipment	1,858
Vehicles	2,902
	4,760
Accumulated depreciation	(160)
Net property, plant and equipment under capital leases	**4,600**

The Company has incurred expenses in respect of operational leases of $6,626 and $3,135 in 2002 and 2001, respectively. The contract expires in 2003.

(thousands of US dollars)

19. CONCENTRATION OF SIGNIFICANT RISKS

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation of one or more sales markets. The Group uses executive analysis of the existing and prospective markets.

The Group's exports in monetary terms in 2002 were around 61% (2001: 56%) of the total metal production sales.

The Group has three international traders that account for the majority of its export sales in 2002 in 2001. In 2002, the major dealers Tuscany Intertrade (UK), Steelco Mediterranean Ltd. and Moorfield Commodities Company purchased 55%, 27% and 10% of the Group's export sales, respectively. In 2001, these companies purchased 84%, 6% and 7% of the Group's export sales, respectively.

The Group's major export markets are Asia—32% (2001: 29%), the European Union—26% (2001: 27%), North America—14% (2001: 18%) and other Middle East countries including Turkey—17% (2001: 13%). The Group relies on export sales to generate foreign currency earnings. As the Group exports the majority of its production, it is exposed to global economic and political events.

Insaur-Slal Ltd. accounted for in excess of 10% of the Group's 2002 domestic sales, Metraznotorg Ltd., Procatpostavka Ltd., OJSC AVTOVAZ accounted for in excess of 10% of the Group's domestic sales in 2001. No other individual customer accounted for in excess of 10% of the Group's export or domestic sales during 2002 or 2001.

The majority of the Group's workers are covered by a Trade Union agreement, which is negotiated annually. Significant disagreements with the Trade Union and industrial action have been historically rare and management does not consider disruption caused by labor disputes to be a significant risk to the Group.

20. RELATED PARTY TRANSACTIONS

(a) Sales to and purchases from related parties

During 2002 and 2001 the Group had the following transactions with related parties:

(i) Sales and accounts receivable

Sales to a related party controlled by the Group's management were $12,821 and $19,710 for the years ended December 31, 2002 and 2001, respectively. Related accounts receivable equaled $898 and $180 as at December 31, 2002 and 2001, respectively.

(ii) Purchases and accounts payable

Purchases of raw materials and services from a related party controlled by Company's management were $46,003 and $27,014 for the years ended December 31, 2002 and 2001, respectively. Accounts payable to the related party were $5,362 and $362 as at December 31, 2002 and 2001, respectively.

(b) Financing activities

As at December 31, 2001 the Company had an outstanding US dollar loan of $89,173 to a stockholder, which was settled in 2002 (refer note 9).

In 2001 the Group obtained short-term finance from a related party that is controlled by the Group's management, amounting to $1,001 of which $345 was repaid before December 31, 2001. The remaining debt was repaid in 2002.

(c) Transactions with funds under Group control

Total contributions to the pension fund, controlled by the Company's management amounted to $1,876 and $1,571 in 2002 and 2001, respectively.

Contributions to the charity fund under trusteeship of the Company were $5,999 in 2001. There were no such contributions in 2002.

(thousands of US dollars)

21. COMMITMENTS AND CONTINGENCIES

(a) Anti-dumping actions against the Group

The Group's export trading activities are subject to compliance reviews of importers' regulatory authorities. The Company's exports of rolled steel were considered within several anti-dumping investigation frameworks. The Company has taken steps to address anti-dumping investigations and participates in the settlement of such trade disputes as coordinated through the Russian authorities.

No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying consolidated financial statements.

(b) Litigation

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from legal action will not significantly affect its financial position or results of operations, and no amount has been accrued in the consolidated financial statements.

(c) Environmental matters

Management is of the opinion that the Group has met the Government's federal and regional requirements concerning environmental matters, and therefore believes that the Group does not have any current material environmental liabilities.

Currently, there is no material legislation in Russia regarding environmental damages or restrictions on the Group's activities as a result of environmental concerns.

The Company was subject to an environmental audit in 2001. As a result, the Company has committed itself to carrying out certain environmental activities and to acquire assets of $101,000 to decrease environmental pollution. These investments are part of the Company's Technical Re-equipment Program from 2002 to 2005 (refer note 21(e)).

(d) Insurance matters

The Russian insurance industry is in a developing stage and many forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has purchased coverage for buildings, property, plant and equipment, environmental pollution as a result of accidents in workshops and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

Until the Group obtains adequate insurance coverage, there is a risk that uninsured losses could have a certain adverse effect on the Group's operations.

(e) Capital, sale and purchase commitments

In the normal course of business the Group enters into long-term purchase contracts for raw materials and long-term sale contracts. These contracts allow for variations in the quantities and types of goods, as well as for periodic adjustments in prices dependent on prevalent market conditions.

To minimize financial losses resulting from disruption of supplies, the Group, first, creates stocks of inventories and, second, maintains relations with reliable suppliers only.

The Company has been carrying out a Technical Re-equipment Program since 2000. According to this Program, the projected investments from 2003 to 2005 in assets for the main production and environmental programs amount to approximately $674,000.

21. COMMITMENTS AND CONTINGENCIES (continued)

(f) Social commitments

The Company makes contributions to mandatory and voluntary social programs. The Company's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Company's employees. The Company has transferred certain social operations and assets to local authorities, however, management expects that the Company will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(g) Taxation

The taxation system in the Russian Federation is relatively new and is characterized by numerous taxes and frequently changing legislation, which is often unclear, contradictory and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges.

These facts may create tax risks in the Russian Federation substantially more significant than in other countries. Management believes that it has adequately provided for tax liabilities based on its interpretation of tax legislation.

(h) Guarantees granted

As of December 31, 2002 and 2001, the Group had issued guarantees to third parties amounting to $7,649 and $138, respectively, in respect of borrowings of non-group companies. No amount has been accrued in the consolidated financial statements for the Group's obligation under these guarantees.

OPEN JOINT STOCK COMPANY
STOILENSKY GOK

FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

(WITH REPORT OF INDEPENDENT AUDITORS)

OJSC Stoilensky GOK

Financial statements
as at and for the years ended December 31, 2003 and 2002

CONTENTS

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of OJSC Stoilensky GOK

We have audited the accompanying balance sheets of OJSC Stoilensky GOK (the "Company") as of December 31, 2003 and 2002, and the related statements of income, cash flows and stockholders' equity and comprehensive loss for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 19, during 2002 and 2003, the Company had extensive transactions with related parties including its previous controlling shareholders and its management. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would have result from transactions with unrelated parties.

PricewaterhouseCoopers

Moscow, Russian Federation
May 16, 2005

OJSC Stoilensky GOK

Balance sheets
(thousands of US dollars)

	Note	As at December 31, 2003	As at December 31, 2002
ASSETS			
Current assets			
Cash and cash equivalents		2,145	252
Short-term investments, net	5	2,480	2,841
Accounts receivable, net	6	23,160	18,445
Inventories, net	7	8,820	7,813
		36,605	29,351
Non-current assets			
Long-term investments, net	5	685	437
Property, plant and equipment, net	8	45,781	42,970
Deferred tax asset	15	4,171	6,644
		50,637	50,051
Total assets		**87,242**	**79,402**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Short-term borrowings	9	24,371	20,009
Accounts payable and other liabilities	10	29,812	26,646
Current income tax liability		1,152	833
Deferred tax liability	15	1,040	1,322
		56,375	48,810
Non-current liabilities			
Long-term borrowings	9	1,194	3,146
Other long-term liabilities		4,700	5,162
		5,894	8,308
Total liabilities		**62,269**	**57,118**
Stockholders' equity			
Common stock, 1 RUB par value—3,114,331 shares issued and outstanding at December 31, 2003 and 2002	11	2,112	2,112
Share premium		1,141	1,141
Other comprehensive loss		(1,838)	—
Loans given to affiliates	19(e)	(15,005)	(15,005)
Retained earnings		38,563	34,036
		24,973	22,284
Total liabilities and stockholders' equity		**87,242**	**79,402**

The financial statements as set out on pages 4 to 20 were approved on May 16, 2005.

General Director
Gorshkov A.Y.

Chief accountant
Gruzdenkova V.K.

The accompanying notes constitute an integral part of these financial statements

OJSC Stoilensky GOK

Statements of income
(thousands of US dollars, except for per share amounts)

	Note	For the year ended December 31, 2003	For the year ended December 31, 2002
Sales revenue	12	185,299	153,298
Cost of sales	13	(104,280)	(95,464)
Gross profit		**81,019**	**57,834**
Selling, general and administrative expenses	14	(72,726)	(48,934)
Operating income		**8,293**	**8,900**
Gain / (loss) on disposals of property, plant and equipment		58	(465)
Gain / (loss) on investments		94	(38)
Net interest expense		(2,339)	(2,320)
Foreign currency exchange gain, net		981	504
Income before income tax		**7,087**	**6,581**
Income tax	15	(2,444)	(1,569)
Net income		**4,643**	**5,012**
Net income per share (US dollars)			
Basic and diluted	16	1.49	1.61

The accompanying notes constitute an integral part of these financial statements

OJSC Stoilensky GOK

Statements of cash flows
(thousands of US dollars)

	Note	For the year ended December 31, 2003	For the year ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		**4,643**	**5,012**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depletion and depreciation		5,873	5,235
(Gain) / loss on disposals of property, plant and equipment		(58)	465
(Gain) / loss on investments		(94)	38
Net unrealized foreign exchange (gains) / losses		(278)	59
Deferred income tax benefit	15	(994)	(548)
Other adjustments to profit		2,264	3,543
Changes in operating assets and liabilities:			
(Increase) / decrease in accounts receivables		(3,909)	3,675
Increase in inventories		(1,377)	(2,363)
(Increase) / decrease in other current assets		(1,204)	3,619
Decrease in accounts payable and other liabilities		(1,530)	(3,703)
Increase in current income tax liability		319	523
Net cash provided by operating activities		**3,655**	**15,555**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		49	354
Purchase and construction of property, plant and equipment		(5,765)	(8,359)
Repayment of loans given	19(e)	—	362
Purchase of long-term investments		(228)	(388)
Purchase of short-term investments		(323)	(2,028)
Proceeds from sale of short-term investments		1,122	—
Net cash used in investing activities		**(5,145)**	**(10,059)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		86,128	54,006
Repayment of borrowings		(85,281)	(44,858)
Proceeds from promissory notes issue		4,035	980
Repayment of promissory notes issue		(1,453)	(15,764)
Dividends to the stockholders		(28)	(144)
Net cash provided by/(used in) financing activities		**3,401**	**(5,780)**
Effect of exchange rate changes on cash		(18)	13
Net change in cash and cash equivalents balance		**1,893**	**(271)**
Cash and cash equivalents at beginning of the year		252	523
Cash and cash equivalents at end of the year		**2,145**	**252**
Supplemental disclosures of cash flow information:			
Income taxes paid		3,119	1,594
Interest paid		2,479	2,320

The accompanying notes constitute an integral part of these financial statements

OJSC Stoilensky GOK

Statements of stockholders' equity and comprehensive loss

(thousands of US dollars)

	Note	Common stock	Share premium	Other comprehensive loss	Loans given to affiliates	Retained earnings	Total stockholders' equity
Balance at January 1, 2002		**2,112**	**1,141**	**—**	**(15,367)**	**29,127**	**17,013**
Net income		—	—	—	—	5,012	5,012
Repayment of loans given to affiliates	19(e)	—	—	—	362	—	362
Dividends to the stockholders	11(b)	—	—	—	—	(103)	(103)
Balance at December 31, 2002		**2,112**	**1,141**	**—**	**(15,005)**	**34,036**	**22,284**
Deferred income tax effect of the change in functional currency	2	—	—	(3,392)	—	—	(3,392)
Net income		—	—	—	—	4,643	4,643
Cumulative translation adjustment	2	—	—	1,554	—	—	1,554
Dividends to the stockholders	11(b)	—	—	—	—	(116)	(116)
Balance at December 31, 2003		**2,112**	**1,141**	**(1,838)**	**(15,005)**	**38,563**	**24,973**

The accompanying notes constitute an integral part of these financial statements

(thousands of US dollars)

1 BACKGROUND

Open joint stock company "Stoilensky GOK" (the "Company") is one of the Russia's largest iron ore producers. The Company was originally established as a State owned enterprise in 1961 in Stary Oskol (Belgorod region) and was privatized in the form of a joint stock company on November 3, 1992. On April 24, 1998 the Company was registered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The company mines ores of the Kursk magnetic anomaly (KMA), Russia's main iron ore basin. Its iron ore reserves are located at the central part of north-eastern area of KMA. The main product is iron-ore concentrate. This product is sold both in the Russian Federation and abroad.

The Company's main operations are the Belgorod region (Stary Oskol city) of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Belgorod regional authorities.

In March 2004, a controlling interest in the Company was purchased by Novolipetsk Iron and Steel Corporation (NLMK), one of the largest vertically integrated iron and steel holdings in the Russian Federation. The Company now operates as part of the NLMK group.

2 BASIS OF PREPARATION

The Company maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

Functional and reporting currency

The accounting records of the Company are maintained in Russian rubles and the Company prepares its statutory financial statements and reports in that currency to its stockholders in accordance with the laws of the Russian Federation.

The Company's functional currency is considered to be Russian ruble. The accompanying financial statements have been prepared using the US dollar as the Company's reporting currency. The translation into US dollars has been performed in accordance with the provisions of SFAS No. 52, *Foreign currency translation*.

Prior to January 1, 2003, the Russian economy was considered hyperinflationary. In accordance with SFAS No. 52 requirements applicable to hyperinflationary market economics, monetary assets and liabilities originally denominated in US dollars were stated at their original US dollars amounts. Monetary assets and liabilities denominated in other currencies were translated into US dollars using the exchange rate ruling at the balance sheet date. Non-monetary assets and liabilities, which were denominated in currencies other than US dollars, were translated into US dollars at the exchange rates in effect as at the date of the transaction. Income and expenses, which were earned or incurred in currencies other than US dollars, were translated into US dollars using a basis that approximates the rate of exchange ruling at the date of the transaction. Gains and losses arising from the translation of assets and liabilities into US dollars were reflected in the statement of income as foreign currency exchange gains and losses.

The Russian economy ceased to be considered hyperinflationary as of January 1, 2003. Accordingly, all monetary and non-monetary assets and liabilities of the Company as well as the related equity balance were translated into Russian rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for the Company. For periods subsequent to January 1, 2003, the functional currency financial statements (Russian rubles) are translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52. As a result of these translation procedures, a cumulative translation adjustment of $1,554 which accounts for such translation gains and losses was recorded directly in stockholders' equity. The deferred income tax effect of

(thousands of US dollars)

2 BASIS OF PREPARATION (continued)

$3,392 of the change in functional currency was also recorded directly in stockholders' equity. No cumulative translation adjustment was made for the period during which the Russian economy was considered hyperinflationary.

The Central Bank of the Russian Federation closing rates of exchange at December 31, 2003 and 2002 were 1 US dollar to 29.45 Russian rubles and 1 US dollar to 31.78 Russian rubles, respectively. The annual weighted average exchange rates were 30.69 and 31.35 Russian rubles to 1 US dollar for each of the years ended December 31, 2003 and 2002.

Prior to 1992, the State set the official exchange rate for the Russian Ruble. The Ruble exchange rate in those periods may differ from rates that might have existed under market conditions. For purposes of translating fixed assets acquired prior to 1992 into US dollars, the Company has used the historic exchange rate of 1 US dollar to 0.11 Russian Rubles.

3 SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies have been applied in the preparation of the financial statements. These accounting policies have been consistently applied by the Company year-on-year.

(a) Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as allowances for doubtful accounts; employee compensation programs; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; and deferred tax assets. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash on current accounts with banks with maturity of 90 days or less.

(c) Accounts receivable

Receivables are stated at cost less an allowance for doubtful debts. Management quantifies this allowance based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

(d) Value added tax

Value added taxes related to sales and services rendered is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales / purchases and services rendered / used which have not been settled at the balance sheet date (VAT deferred) is recognized in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where allowance has been made for doubtful debts, loss is recorded for the gross amount of the debtor, including VAT.

(e) Inventories

Inventories are stated at the lower of acquisition cost inclusive of completion expenses or market value. Inventories are released to production or written off otherwise at average cost. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Provision for obsolescence is calculated on the basis of slow-moving and obsolete inventories analysis. Such items are provided for in full.

(f) Investments in securities

The Company classifies investments in securities using two categories: held-to-maturity and available-for-sale. The specific identification method is used for determining the cost basis of all such securities.

Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Such securities are recorded at amortized cost.

All other securities not included in held-to-maturity are classified as available-for-sale. Available-for-sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive loss in the stockholders' equity until realized.

Investments in non-marketable securities where the Company does not exercise control or significant influence over the investee are carried at cost less provisions for any other than temporary diminution in value. Provisions are calculated for the investments in companies which are experiencing significant financial difficulties for which recovery is not expected within a reasonable period in the future or under bankruptcy proceedings.

(g) Property, plant and equipment

Resource property, plant and equipment

Mine and mill property, plant and equipment are recorded at cost. The cost of mine and mill properties includes development costs, construction works, including administrative expenses, interest and amortization of financing costs. Mine and mill property is amortized over the life of the mine or license term, which ever is shorter, using the unit-of-production method based on proven and probable reserves.

Other property, plant and equipment

Non-mining and milling property, plant and equipment are recorded at cost. Such assets are depreciated on a straight-line basis over estimated useful lives of the individual assets. The range of estimated useful lives is as follows:

Machinery and equipment	8-15 years
Vehicles	5-12 years

Construction in progress

Costs of exploratory works and constructions to enhance the recovery of minerals are capitalized as assets under construction pending the determinants of the success of such activity.

Property evaluations

Property, plant and equipment, including mineral rights, are assessed for possible impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events that can trigger an assessment for possible impairment include write-down of mineral reserves based on field performance, a significant decrease in market value of an asset, significant change in the extent or use of or physical change in an asset, and a more-likely-than-not expectation that a long-lived asset will be disposed of significantly earlier than the end of its previously estimated useful life. The Company operates one mine and accordingly, its long-lived assets represent one cash generating unit. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. Impaired assets

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

are written down to their fair values, generally determined as their discounted future net before tax cash flows. Estimates of future cash flows are subject to uncertainty, it is reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

(h) Asset retirement obligations

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Company's land, buildings and equipment are subject to the provisions of SFAS No. 143. Based on the current requirements under the laws of the Russian Federation and various contractual agreements associated with the licenses and the expected life of the reserves, the Company has estimated its discounted obligations related to the retirement of its long-lived assets as immaterial.

(i) Pension and post retirement benefits other than pensions

Mandatory contributions to the Governmental pension scheme are calculated as a percentage of wages and salary costs and are expensed when incurred and included in cost of sales. The cost of providing other immaterial discretionary pension payments and other post-retirement obligations (including constructive) is accrued and charged to the statement of income so as to spread the regular cost over the service lives of employees.

(j) Long-term borrowings

Long-term borrowings are recognized initially at cost, net of any transaction costs incurred. Subsequent to initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

When borrowings are repurchased or settled before maturity, any difference between the amount received and the carrying amount is recognized immediately in the statement of income.

(k) Commitments and contingencies

Contingent liabilities, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability can be assessed and the amount of the assessment and / or remediation can be reasonably estimated.

(l) Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

(m) Stockholders' dividends

Dividends are recognized as a liability in the period in which they are declared.

(n) Revenue recognition

Revenue from the sale of goods is recognized in the statement of income when there is a firm arrangement, the price is fixed and determinable, delivery has occurred, and collectibility is reasonably assured.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Non-cash transactions

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without exchange of cash.

The related sales and purchases are recorded in the same manner as cash transactions. The fair market value for such transactions is based on the value of similar transactions in which monetary consideration is exchanged with a third party.

(p) Recent accounting pronouncements

FASB Statement No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4,* (FAS No. 151). In November 2004, the FASB issued FAS No. 151 which is effective on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the impact of this standard.

FASB Statement No. 153, *Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29* (FAS No. 153). In December 2004, the FASB issued FAS No. 153, which is effective for asset-exchange transactions beginning July 1, 2005. Under APB No. 29, assets received in certain types of non-monetary exchanges were permitted to be recorded at the carrying value of the assets that were exchanged (i.e., recorded on a carryover basis). As amended by FAS No. 153, assets received in some circumstances will have to be recorded instead at their fair values. In the past, the Company has not engaged in a large number of non-monetary asset exchanges for significant amounts.

4 SEGMENTS

The Company's core activity is the production of iron-ore concentrate. The Company is also involved in other activities, which are not material and do not form separate segments. Therefore, operating segments are not separately disclosed.

The Company carries out activities solely in the Russian Federation and does not form separate geographical segments, as the nature and sources of risks are similar on the territory of the Russian Federation.

5 INVESTMENTS

	As at December 31, 2003 Ownership	As at December 31, 2002 Ownership	As at December 31, 2003	As at December 31, 2002
Long-term non-marketable securities:				
Non-governmental pension fund "Promagrofond"	15%	15%	382	354
Belgorodsotsbank promissory notes			213	—
Other securities			90	83
			685	**437**
Short-term non-marketable securities:				
Held to maturity:				
Belgorodsotsbank promissory notes			337	—
Soinvest promissory notes, 7% interest			2,140	2,000
Available for sale:				
Other securities			3	841
			2,480	**2,841**

The Belgorodsotsbank promissory notes with a par value of $550 as at December 31, 2003 are pledged to secure the redemption of the loan received from the State Department of Finance and Fiscal Policy of Belgorod region Administration. Refer to Note 9.

(thousands of US dollars)

6 ACCOUNTS RECEIVABLE

	As at December 31, 2003	As at December 31, 2002
Trade accounts receivable	18,328	14,031
Taxes receivable	3,483	2,378
Advances given to suppliers	1,635	1,605
Accounts receivable from employees	339	629
Other accounts receivable	648	555
	24,433	**19,198**
Allowance for doubtful debts	(1,273)	(753)
	23,160	**18,445**

The Company has a significant concentration of credit risk. At 31 December 2003, outstanding trade balances from TK Eximtrade, Russia, IKM Ferrum Corp. Ltd, Liechtenstein and Technoruda, Russia totaled $14,536, $1,752 and zero respectively. At 31 December 2002, the outstanding balances totaled $1,724, $1,692 and $8,975 respectively. Refer to Note 19.

7 INVENTORIES

	As at December 31, 2003	As at December 31, 2002
Raw materials and supplies	5,683	3,255
Work in process	2,421	2,430
Finished goods	853	2,190
	8,957	**7,875**
Provision for obsolescence	(137)	(62)
	8,820	**7,813**

8 PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2003	As at December 31, 2002
Machinery and equipment	32,292	28,711
Mine and mill property	27,030	18,922
Vehicles	24,044	20,443
Construction in progress	7,508	12,195
Other	486	526
	91,360	**80,797**
Accumulated depletion and depreciation	(45,579)	(37,827)
	45,781	**42,970**

The Company extracts iron ore from land owned by government authorities. The Company obtains licenses and pays exploration and production taxes to explore and produce from this field. The license expires in 2016, however may be extended at the initiative of the Company provided the Company is in compliance with the terms of the license. Management intends to extend the license for properties expected to produce subsequent to their license expiration date. At 31 December 2003, 1,685 million tons out of 2,084 million tons of reserves are expected to be produced after the expiration of the license.

The Company has estimated its liability for dismantlement and site restoration based on current environmental legislation and their enforcement. Costs and technological factors may be different from those estimated at 31 December 2003, consequently the ultimate liability may differ from the recorded amounts.

(thousands of US dollars)

9 LONG-TERM AND SHORT-TERM BORROWINGS

	Interest rate, %	Due	As at December 31, 2003	As at December 31, 2002
Long-term borrowings				
Ruble denominated debts				
Sberbank Tzentralno-Chernozemniy branch	19.5	2004	904	3,146
State Department of Finance and Fiscal Policy of Belgorod region Administration	0.1	2004-2006	773	—
The Committee of Finance and Fiscal Policy of Administration of Stary Oskol	0.1	2004-2006	1,086	—
Other long-term loans			—	13
			2,763	**3,159**
Less: current portion of long-term loans and borrowings			(1,569)	(13)
			1,194	**3,146**
Short-term borrowings:				
Ruble denominated debts				
Sberbank Starooskolsky branch	19.5 – 13.5		5,772	4,138
Vneshtorgbank Belgorod branch	16.5 – 13.0		2,818	1,982
Impexbank	20.0 – 15.0		2,377	—
Citibank	12.0		2,037	—
Sberbank Tzentralno-Chernozemniy branch	22.0		—	4,719
Other short-term ruble denominated loans			848	724
Current portion of long-term ruble denominated loans and borrowings			1,569	13
			15,421	**11,576**
Foreign currency denominated debts				
Raiffeisenbank	Libor + 4.75		6,000	6,000
Citibank	Libor + 4.50		2,950	2,433
			8,950	**8,433**
			24,371	**20,009**

Long-term loans and borrowings due for repayment:

	As at December 31, 2003	As at December 31, 2002
2004	—	3,146
2005	665	—
2006	529	—
	1,194	**3,146**

At December 31, 2003 and 2002, borrowings totalling $9,052 and $11,575 respectively are secured by vehicles, machinery and equipment. In addition, further loans and borrowings totalling $8,818 and $8,142 are secured by iron-ore concentrate in warehouses and ferrous quartzite reserves. Citibank loans are secured by trade revenues from sales to Eximtrade and Technoruda.

(thousands of US dollars)

10 ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31, 2003	As at December 31, 2002
Trade accounts payable	7,418	9,024
Taxes payable other than income tax, including VAT	7,330	6,005
Wages and salaries	7,040	5,172
Promissory notes payable	3,538	2,249
Other accounts payable	4,486	4,196
	29,812	**26,646**

11 STOCKHOLDERS' EQUITY

(a) Stock

At December 31, 2003 and 2002, the Company's stock capital comprised of 3,114,331 issued and fully paid common shares with par value of 1 Russian ruble. Stock has been translated at the historic weighted average exchange rate of 1 USD to 1.47 Russian rubles.

(b) Dividends

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual stockholders' meeting, subject to certain limitations as determined by Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company. At December 31, 2003 and 2002 the retained earnings, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $5,511 and $7,714, respectively, converted into US dollars using exchange rate at December 31, 2003 and 2002, respectively. The Company paid dividends of $103 (1.00 Russian ruble per share) based on the results for 2001. The Company paid dividends of $116 (1.10 Russian rubles per share) based on the results for 2002. In 2004 and 2005 the Company declared dividends of 1.20 and 122 Russian rubles per share based on the results for 2003 and 2004, respectively.

12 SALES REVENUE

	For the year ended December 31, 2003	For the year ended December 31, 2002
Iron ore concentrate	166,293	130,993
Ferrous agglomerative ore	9,558	6,061
Other goods and services	9,448	16,244
	185,299	**153,298**

As discussed in Note 19, a significant proportion of sales are made to parties affiliated to the previous shareholders of the Company.

13 COST OF SALES

	For the year ended December 31, 2003	For the year ended December 31, 2002
Materials	57,751	50,633
Wages and employee benefits	33,301	28,112
Depletion and depreciation	5,873	5,235
Production taxes and other non-income taxes	4,260	3,367
Other production costs	3,095	8,117
	104,280	**95,464**

(thousands of US dollars)

14 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31, 2003	For the year ended December 31, 2002
Employee costs	59,107	34,124
Selling expenses	5,907	5,194
Net movement in the allowance for doubtful debts	1,002	641
Taxes other than income tax	591	3,153
Other expenses	6,119	5,822
	72,726	**48,934**

Included in Employee costs are compensation paid to four senior managers totaling $49,410 and $26,470 for the year ended 31 December 2003 and 2002, of which $38,566 and $20,720, respectively, were compensation to senior managers who were also shareholders in the Company—refer to Note 19(f). Subsequent to Novolipetsk Iron and Steel Corporation's (NLMK) acquisition of the Company in 2004, these employees are no longer employed by the Company.

15 INCOME TAX

	For the year ended December 31, 2003	For the year ended December 31, 2002
Current tax expense	3,438	2,117
Deferred tax (benefit) / expense:		
origination and reversal of temporary differences	(994)	(672)
foreign exchange differences	—	124
	(994)	(548)
Total income tax expense	**2,444**	**1,569**

The corporate income tax rate in Russia applicable to the Company was 24% in 2003 and 2002.

Reconciliation of income before income tax to income tax expense is as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2002
Income before income tax	7,086	6,581
Income tax at applicable tax rate (24%)	1,701	1,579
Increase / (decrease) in income tax resulting from:		
non-deductible expenses and non-taxable income	743	(10)
Total income tax expense	**2,444**	**1,569**

(thousands of US dollars)

15 INCOME TAX (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

	As at December 31, 2003	As at December 31, 2002
Deferred tax assets—long-term:		
Property, plant and equipment	2,847	5,681
Investments	506	521
Other long-term liabilities	818	442
	4,171	**6,644**
Deferred tax liabilities—short-term:		
Accounts receivable	(175)	(201)
Inventories	(335)	(569)
Accounts payable and other liabilities	(530)	(552)
	(1,040)	**(1,322)**
Deferred tax asset, net	**3,131**	**5,322**

Deferred tax assets have not been recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available and therefore realization of these tax assets is doubtful.

The deferred tax effect of establishing a new functional currency basis (Note 2) is recorded within the cumulative translation adjustment in other comprehensive loss.

16 EARNINGS PER SHARE

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. The Company has no dilutive securities.

	For the year ended December 31, 2003	For the year ended December 31, 2002
Net income	4,643	5,012
Number of shares	3,114,331	3,114,331
Basic and diluted net income per share (US dollars)	**1.49**	**1.61**

17 NON-CASH TRANSACTIONS

Approximately $2,879 and $4,566 of the Company's 2003 and 2002 revenues, respectively, were settled in the form of mutual offset, i.e. amounts receivable for goods dispatched were offset against the liability to pay for raw materials supplied.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

18 RISKS AND UNCERTAINTIES

(a) Operating environment of the Company

The Russian Federation economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

(thousands of US dollars)

18 RISKS AND UNCERTAINTIES (continued)

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal, regulatory, and political developments.

(b) Convertibility of Russian ruble

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Company is required to convert 25% (10% from December 2004) of its hard currency earnings into Russian rubles. Future movements in the exchange rate between the Russian ruble and the US dollar will affect the carrying value of the Company's Russian ruble denominated monetary assets and liabilities. Such movements may also affect the Company's ability to realize non-monetary assets presented in US dollars in these financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

19 RELATED PARTY TRANSACTIONS

Balances as at December 31, 2003 and 2002 and transactions for the years ended December 31, 2003 and 2002 with related parties of the Company consist of the following:

(a) Sales to and purchases from related parties

Sales

Sales to parties affiliated to the Company's previous shareholders totaled $178,073 and $146,284 for the years ended December 31, 2003 and 2002, respectively. Related accounts receivable were $16,545 and $12,384 at December 31, 2003 and 2002, respectively (refer to Note 6 and Note 12).

Purchases

Purchases of raw materials and transport services from the related parties controlled by the Company's previous shareholders were $24,919 and $13,261 for the years ended December 31, 2003 and 2002, respectively. Accounts payable to the related parties were $970 and $678 as at December 31, 2003 and 2002, respectively.

(b) Financial transactions

The Company has outstanding short-term loans payable to Impexbank of $2,377 and zero and to Belgorodsotsbank of zero and $724 as at December 31, 2003 and 2002, respectively. Both banks are affiliated to the Company's previous shareholders.

(c) Contributions to non-governmental pension fund

Total contributions to a non-governmental pension fund amounted to $2,053 and zero in 2003 and 2002, respectively. The Company has no long-term commitments to provide funding, guarantees, or other support to the fund. The fund is affiliated to the Company's previous shareholders.

(d) Financial guarantees

As of December 31, 2003 and 2002, the Company had issued guarantees to parties affiliated to the Company's previous shareholders amounting to $3,802 and $12,504, respectively, in respect of borrowings received by related parties. No amount has been accrued in the financial statements for the Company's obligation under these guarantees. Subsequent to December 31, 2003, the liabilities were settled by the related parties and the guarantees terminated.

(thousands of US dollars)

19 RELATED PARTY TRANSACTIONS (continued)

(e) Loans given

In 2000 and 2001, the Company provided loans to parties affiliated to the previous shareholders. The loans bear zero interest and have no fixed repayment date. These loans were recorded as a deduction from shareholders retained earnings upon granting the loan. During 2002, $362 was repaid.

(f) Payments to shareholders

The Company paid to members of the Board of Directors, who were also shareholders in the Company, salary and bonuses of approximately $38,566 and $20,720 for the years ended 31 December 2003 and 2002, respectively. The salary and bonuses of members of the Board of Directors is subject to approval by the General Meeting of Shareholders. Refer to Note 14.

20 COMMITMENTS AND CONTINGENCIES

(a) Litigation

The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Company believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the financial statements.

(b) Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Company periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognized immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Company has met the Government's federal and regional requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

(c) Social commitments

The Company makes contributions to mandatory and voluntary social programs. The Company's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Company's employees. The Company has transferred certain social operations and assets to local authorities, however, management expects that the Company will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(d) Tax contingencies

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation of legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2003 and 2002, management believes that its interpretation of the relevant legislation is appropriate and the Company's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued in these financial statements.

ISSUER

OJSC Novolipetsk Steel
Pl. Metallurgov 2,
Lipetsk 398040,
Russian Federation

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

CO-LEAD MANAGER

Alfa Capital Holdings (Cyprus) Limited,
acting through its London branch,
Alfa Capital Markets
21st Floor, City Tower
40 Basinghall Street
London EC2V 5DE
United Kingdom

LEGAL ADVISORS TO THE ISSUER

As to English and United States law

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

Debevoise & Plimpton LLP
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street, Bldg. 2
Moscow 125009
Russian Federation

As to Russian law

Reznik, Gagarin, Abushahmin & Partners
3, Shmitovsky proezd
Moscow 123100
Russian Federation

LEGAL ADVISORS TO THE UNDERWRITERS

As to English and United States law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Russian law

Linklaters CIS
Paveletskaya Square 2
Bldg. 2
Moscow 115054
Russian Federation

INDEPENDENT AUDITORS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5,
Moscow 15054
Russian Federation

DEPOSITARY

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
United States

Printed by RR Donnelley 75844

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NLMK

NOVOLIPETSK STEEL

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Q2 2006 Financial Results
Released	16:18 31-Jul-06
Number	0075H

Novolipetsk Steel (NLMK)
31 July 2006

Novolipetsk Steel (NLMK)

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website Q2 2006 Russian Accounting Standards (RAS) financial results for its major companies in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major companies are not indicative of the financial condition or results of these entities under US GAAP.

For further information:

NLMK Anton Bazulev	+7 495 915 1575
Financial Dynamics Andrew Lorenz	+44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	MICEX Listing
Released	16:45 25-Jul-06
Number	7173G

Novolipetsk Steel (NLMK)
25 July 2006

NOVOLIPETSK STEEL'S ORDINARY SHARES LISTED ON RUSSIA'S MICEX STOCK EX

OJSC Novolipetsk Steel (LSE: NLMK), the Russian leading steel producer, today announced that it has listed its ordinary shares on the MICEX Stock Exchange (MICEX Quotation List "B"), Russia's largest stock exchange.

Listing NLMK's shares on the MICEX Stock Exchange is aimed at further increasing the company's liquidity.

Novolipetsk Steel is also listed on the Russian Trading System (RTS) stock exchange and o

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Price Monitoring Extension
Released	15:40 19-Jul-06
Number	4534G

RNS Number:4534G
OJSC Novolipetsk Steel
19 July 2006

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide www.londonstockexchange.com

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Q2 Trading Update
Released	08:49 10-Jul-06
Number	9183F

Novolipetsk Steel (NLMK) releases trading update for Q2 2006

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update fc

1. Production

The table below shows the production volume of NLMK's principal steel products on its mair

	Q2 2006	**Q1 2006**	**Q2 2005**	**Change (%)**	
	Amount	*Amount*	*Amount*	*Q206 /Q205*	*Q206 /Q106*
	(in million of metric tonnes, except for percentages)				
Pig Iron	2.322	2.201	1.919	21.00%	5.48%
Steel	2.3	2.291	1.895	21.37%	0.41%
Slabs	0.977	0.979	0.581	68.16%	-0.15%
Hot-rolled steel	0.355	0.433	0.537	-33.89%	-18.05%
Cold-rolled steel	0.641	0.414	0.535	19.81%	54.87%
Hot dip galvanized steel	0.103	0.092	0.074	39.19%	11.71%
Pre-painted steel	0.08	0.081	0.06	33.33%	-0.99%
Non-grain-oriented steel	0.083	0.088	0.093	-10.75%	-5.14%
Grain-oriented steel	0.034	0.035	0.035	-2.86%	-3.13%

The table below shows the principal product tonnage produced at NLMK's Danish subsidiar)

	Q2 2006	**Q1 2006**	**Q2 2005**	**Change (%)**	
	Amount	*Amount*	*Amount*	*Q206 /Q205*	*Q206 /Q106*
	(in million of metric tonnes, except for percentages)				
Heavy plates	0.111	0.113	0.101	9.17%	-1.61%

The table below shows the production volume of NLMK's mining segment:

	Q2 2006	**Q1 2006**	**Q2 2005**	**Change (%)**	
	Amount	*Amount*	*Amount*	*Q206 /Q205*	*Q206 /Q106*

	(in million of metric tonnes, except for percentages)				
Iron ore					
Iron ore concentrate	3.283	2.876	2.717	20.83%	14.15%
Sinter ore	0.286	0.262	0.289	-1.04%	9.16%
Coal					
Coking coal	0.610	0.600	0.620	-1.61%	1.64%
Energy coal	0.139	0.117	0.205	-32.20%	18.80%
Other raw materials	0.201	0.245	0.260	-22.53%	-18.01%

The table below shows the principal product tonnage produced at Altai-koks:

	Q2 2006	Q1 2006	Q2 2005	Change (%)	
	Amount	Amount	Amount	Q206 /Q205	Q206 /Q106
	(in million of metric tonnes, except for percentages)				
Coke	0.644	0.593	0.717	-10.18%	8.67

* *All information on production volumes is preliminary and may be subject to change.*

2. Prices

The table below shows the average price realized for each of NLMK's main steel products**:

	USD per tonne (FCA)			Change (%)	
	Q2 2006	Q1 2006	Q2 2005		
				Q206 /Q205	Q206 /Q
Pig Iron	213	181	273	-22.05%	17.64%
Slabs	331	255	416	-20.44%	29.82%
Hot-rolled steel	510	426	503	1.31%	19.61%
Cold-rolled steel	612	509	599	2.08%	20.24%
Hot dip galvanized steel	794	745	823	-3.50%	6.59%
Pre-painted steel	933	883	930	0.34%	5.67%
Non-grain-oriented steel	686	601	779	-11.92%	14.03%
Grain-oriented steel	2652	2909	2591	2.33%	-8.83%

The table below shows the DanSteel A/S average heavy plate prices**:

	USD per tonne (FCA)			Change (%)	
	Q2 2006	Q1 2006	Q2 2005		
				Q206 /Q205	Q206 /Q
Heavy plates	681	647	879	-22.53%	5.26%

The table below shows the average price realized for each of NLMK's main mining segment

products**:

	USD per tonne (FCA)			Change (%)	
	Q2 2006	Q1 2006	Q2 2005		
				Q206 /Q205	Q206 /Q1(
Iron ore					
Iron ore concentrate	36.7	32.9	56.1	-34.59%	11.33%
Sinter ore	20.3	18.7	21.4	-5.25%	8.33%
Coal					
Coking coal	52.6	50.8	54.3	-3.11%	3.44%
Energy coal	11.6	7.8	16.6	-30.33%	48.03%

The table below shows the Altai-koks average coke prices**:

	USD per tonne (FCA)			Change (%)	
	Q2 2006	Q1 2006	Q2 2005		
				Q206 /Q205	Q206 /Q1(
Coke	114.4	115.9	143.6	-20.34%	-1.29%

*** excluding freight charge*

3. Management Boards' comments

The substantial increase in steel production during Q2 2006 compared with Q2 2005 resulted from the restoring production level after scheduled midyear maintenance at the major blast furnace and steelmaking facilities last year. In Q4 2005, we put into operation new hot dip galvanizing facilities with installed annual capacity of 340 thousand tonnes.

The change in the company's product portfolio in comparison with Q2 2005 resulted in greater volumes of high value-added products, including 39% increase in hot dip galvanized steel and 33% increase in pre-painted steel on q-o-q basis.

The slight decrease in electrical steel production is primarily attributable to scheduled maintenance of these facilities during Q2 2006. At the same time, the reduction of hot-rolled steel production volumes is explained by growing internal consumption of hot-rolled coils by NLMK's grain-oriented steel facilities, as well as by an overall increase in cold-rolled steel production.

As for NLMK's mining segment, iron ore concentrate production in Q2 2006 went up compared to Q1 2006 and Q2 2005. This increase resulted from the consolidation of KMA Ruda in March 2006. The growing output at Stoilensky GOK has also contributed to the increase in iron ore concentrate production volumes.

4. Outlook

We have been observing a strong upward trend in the world slab and flat steel market during Q2 2006. The major factors contributing to the recovery of steel prices are growing raw materials and energy prices as well as obvious shortage of supply in the flat steel market.

According to our estimates, the increase in steel prices will continue at a slower pace during the rest of the year. The market is likely to stabilize by the end of the year due to the cooling-off in demand. NLMK believes that average world steel prices in 2006 will be slightly higher than the levels seen last year.

We believe that NLMK's consolidated sales revenue will increase in Q2 2006 compared with Q1 2006 due to the growing flat steel prices. The most substantial improvement of results is expected in the steel segment. According to our estimates, the operating income in Q2 2006 will benefit from both the higher steel price and a greater proportion of higher value added products.

NLMK acquired the coke producer, Altai-koks, in April 2006. We are expecting a substantial rise in profitability at the newly acquired asset due to the reduction in selling and overhead costs.

NLMK will announce its half-yearly US GAAP results for the 6 months ended 30 June 2006 i

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Annual Report and Accounts
Released	11:46 03-Jul-06
Number	5563F

Novolipetsk Steel (NLMK)
03 July 2006

ANNUAL REPORT AND ACCOUNTS 2005

Copies of the 2005 annual report and accounts has been submitted to the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. The documents are also available on the company's web site at www.nlmksteel.com.

For further information:

NLMK
Anton Bazulev +7 495 915 1575
Financial Dynamics
Jon Simmons +44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	1Q 2006 US GAAP RESULTS
Released	12:00 20-Jun-06
Number	8781E

20.06.2006
1Q 2006 US GAAP RESULTS

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its consolidated results for the 1st Quarter 2006.

Highlights:

- Strong 1Q 2006 financial results

  - Sales revenues were USD 1,123 million
  - Cash flows from operating activities were USD 159.1 million
  - EBITDA* margin was 35%
  - Cash and cash equivalents USD 2,271 million as of 31 March, 2006

- Dynamic asset portfolio management policy

  - Building up steel rolling capacity in core markets through the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD 104 million;
  - Acquiring a controlling stake in OJSC Combinat KMAruda;
  - Disposal of minority share in OJSC Lebedinsky GOK, resulting in USD 298 million net income.

- Total amount of capital expenditures for acquisition and reconstruction of fixed assets was USD 91.2 million

- Launching the implementation of the internal restructuring plan to optimize the management structure and maximize operational efficiency as well as to optimize NLMK's structure and to focus the Company's efforts on its core business

Financial highlights for the 1st Quarter ended 31 March, 2006

USD, million	As of 31 March, 2006	As of 31 March, 2005	Change, %
Sales Revenue	1,123	1,271	-12%
Gross profit	444	654	-32%
Operating income	380	610	-38%
EBITDA	390	646	-40%
EBITDA Margin, (%)	35%	51%	
EPS (earning per share)	0.0911	0.0710	28%

NLMK's spokesman, Anton Bazulev, commented:

"The company delivered a robust first quarter performance in the face of difficult market conditions with steel prices falling significantly during most of the period. Our strategy of intensifying vertical integration, increasing the proportion of output from high value-added products and enhancing our operational effectiveness both enabled us to weather the impact from these conditions and continues to position us for further progress.

These attributes, together with the current revival in the market, lead us to expect that 2006 revenues will be approximately 15% higher than in 2005 and that comparative profit levels will recover from the first quarter downturn. Our strong management team and our successful strategy of long-term sustainable development confirm our confidence in the future."

** EBITDA = Net income (post minorities) + income tax ± net interest ± gains/(losses) on investment + depreciation*

Management Board Comments

Over recent years Novolipetsk Steel (NLMK) remains one of the most efficient steel producers in Russia and worldwide. NLMK's strategy, aimed at increasing the Company's value, creating long-term competitive advantages and reducing dependence on market conditions, underlies the NLMK's continued stable performance and allows meeting the challenges of unfavorable external factors in a flexible way.

As the prices on the steel market took a downturn in the second half of 2005, NLMK's financial results decreased in the 1st Quarter 2006 as compared with the 1st Quarter 2005. Sales revenues were USD 1,123 million, EBITDA was USD 390 million. Net cash provided by operating activities totaled USD 159 million.

Cash provided by operating activities and proceeds from the disposal of financial investments in the 1st Quarter 2006 fully covered capital expenditures and acquisitions of new subsidiaries. Growth in cash and cash equivalents was USD 347 million for 3 months of the current year resulting in the free cash of USD 2,271 million as of the end of the 1st Quarter 2006.

Production output of main steel products increased in the 1st Quarter 2006 as compared with the same period of the previous year. Thus, steel manufacturing was increased by 4.4% to 2.29 million tonnes. NLMK produced 2.12 million tonnes of finished steel products (+2.3% on 2005 level). Output of galvanized, pre-painted and grain-oriented steel increased by 55.7%, 69.2% and 19.3%, respectively, and reached 92, 81 and 35 thousand tonnes, respectively. Output of main steel products was maintained at almost the same level as in the 4th Quarter 2005.

Steel Segment

Steel segment continues to be the key segment of the Company. In the 1st Quarter 2006, this segment generated USD 1,048 million sales revenue from external customers and USD 336 million from operating activities. Steel segment includes the primary production asset - OJSC NLMK, DanSeel A/S, steel rolling subsidiary and other companies whose business is steel production procurement and sales of finished products. The share of steel segment was 93.3% in consolidated revenues and 88.6% in operating income as compared to 93.5% and 80.4%, respectively, in the 1st Quarter 2005. Consolidation of DanSeel A/S's (Danish steel-rolling company) financial results in the 1st Quarter 2006 served as a factor which to certain extent compensated for the steel segment operating income decline.

Though steel products prices increased slightly at the end of the 1st Quarter 2006, on the average, these prices were significantly lower in the reporting period as compared to 1st Quarter 2005 level, thus, bringing the decline in sales revenue from external customers by 11.8% and in operating income - by 31.4%.

1st Quarter 2006 steel segment financial results differ insignificantly from those of the 4th Quarter, 2005. The steel segment revenue increased by USD 32.9 million, or 3.2 %, gross profit increased by USD 21 million, or 5.9% and operating income went down by USD 28.5 million, or 7.8 % in the reporting period as compared to the previous quarter (results of retroactive consolidation of DanSteel A/S from December).

Mining segment

As of the 1st Quarter 2006 NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomite, OJSC Stagdok, and OJSC Combinat KMAruda that supply raw materials for NLMK' manufacturing facilities in Lipetsk and also sell a portion of raw materials to third parties.

Stoilensky GOK is the principal mining company within the Group. In the 1st Quarter 2006, it produced 2.72 million tonnes of iron-ore concentrate and 0.262 million tonnes of sinter ore. In the 1st Quarter 2006, the output of Dolomite was 0.405 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 0.72 million tonnes of fluxing limestone in the same period.

In the 1st Quarter 2006, the mining segment's revenue from external customers was USD 16.4 million, which is 48.2% lower than the level reached in 1st Quarter 2005. The segment revenue, including intersegmental transactions, was USD 109.6 million (-40.2% on the same period in 2005 and -3% on the 4th Quarter 2005). Revenue decline is attributable to the considerable decrease in iron-ore prices while the product output remained almost unchanged.

As 85% sales volume (in value terms) of the mining segment is generated by intercompany transactions, this segment's share in the 1Q 2006 consolidated sales revenue was 1.5%.

Decreased iron-ore prices led to the mining segment's operating income reduction of 71% from USD 101 million in the 1st Quarter 2005 up to USD 30 million in the same period of 2006. The segment's share in consolidated operating profit lowered by 40.8% or USD 21 million in comparison with the 4th Quarter 2005.

Starting from March 2006, OJSC Combinat KMA Ruda (KMAruda) is a member of the NLMK Group. In the 1st Quarter 2006, OJSC Combinat KMA Ruda produced 0.44 million tonnes of iron-ore concentrate. In February-March 2006, NLMK purchased 43.37% of the outstanding common shares, which resulted in an increase of NLMK's ownership up to 76.26%. Group's ownership was subsequently increased up to 84.85% in April 2006, as a result of acquisition of additional 8.59% shares from minority shareholders. Stoilensky GOK together with KMAruda fully cover NLMK's requirements for iron-ore concentrate, and concentrate surplus is sold to third parties.

Other Segments

Other segments include the financial results of OJSC Tuapse Commercial Sea Port (TMTP) – Black Sea port operator, the fifth-largest port in Russia, OJSC Lipetskcombank, LLC LIS Chance and the Lipetskaya Municipal Energy Company (LMEC) that supplies electric power to the local population.

In the 1st Quarter 2006, the other segment's revenue from external customers was USD 59.1 million, which is 15.7% higher than the level of the same period in 2005 and 29.9% higher than in the previous quarter. Such increased revenue is largely attributed to the companies' output growth. In the 1st Quarter 2006, other segments' operating income totaled USD 13.3 million, which is 4.3% lower than in the same period in 2005, as a result of the increased cost of sales of goods and services by LMEC.

Consolidated financial results

In the 1st Quarter 2006, as a result of deteriorating steel market conditions compared with the beginning of the previous year, sales decreased by 12% to USD 1,123 million despite the steel products' sales growth. NLMK managed to avoid a sharp decline in revenue thanks to its flexible sale policies. In the 1st Quarter 2006, the domestic market accounted for 42% of revenue as compared with 34% in the same period in 2005. Similar to 2005, due to the greater volumes of shipment of grain-oriented steel and pre-painted steel products, the proportion of products featuring high added value considerably increased in the structure of shipments from NLMK in the 1st Quarter 2006.

As the prices for steel products stabilized, NLMK saw the increase of USD 42 million or 3.9% in the sales revenue in the 1st Quarter 2006 as compared to the previous period.

The production cost went slightly up from USD 542 million to USD 605 million or by 11.5% in the 1st Quarter 2006 against the same period in 2005 (6.1% against the 4th Quarter 2005). As a result of higher production cost in the context of lower revenue, NLMK's operating income in the 1st Quarter 2006 decreased by 37.7% as compared the same period in 2005 and amounted to USD 380 million. In the same time, the gross profit went up by USD 6.3 million, or 1.4% as compared to the previous period and operating income was lower by 11.2% against the 4th Quarter 2005 result.

In the 1st Quarter 2006, EBITDA was USD 390 million, EBITDA margin was 35%. The decrease in EBITDA margin in 1st Quarter 2006 is primarily attributable towards substantially lower steel prices as compared to the 1st Quarter 2005 and consolidation of new assets with lower profitability. For comparison, in the 1st Quarter 2005, EBITDA was USD 646 million and EBITDA margin was 51%, while in the 4th Quarter 2005 these indicators were USD 467 million and 43%. respectively.

In the 1st Quarter 2006, depreciation charges were almost the same as in the 1st and 4th Quarters 2005 and amounted to USD 74 million.

US dollar rate decrease had a negative impact on NLMK's financial results: foreign currency exchange loss was USD 57 million in the 1st Quarter 2006.

Income before tax was USD 727 million in the 1st Quarter 2006, having increased by 20.6% against the 1Q 2005 level. The growth was 62.9% in comparison with the 4th Quarter 2005.

In the 1st Quarter 2006, net income was USD 546 million that is 28% higher than in the same period of the previous year and represented growth of 60.8% against the previous quarter. The January 2006 sale of the stake in Lebedinsky GOK served as the main driver of higher profits. If the effect of the Lebelinsky GOK share sale were eliminated, NLMK's net profit would have been USD 248 million in the 1st Quarter 2006 or 42% lower against the same period in 2005. This decrease is attributable to lower sales revenue and higher production costs.

Earnings per share (EPS) were USD 0.0911 in the 1st Quarter 2006.

Consolidated balance sheet data

In the 1st Quarter 2006, NLMK's assets increased by 10% against 31 December 2005 and reached USD 6,825 million. The Company's assets grew mostly by means of net profit.

Profitable business allows NLMK to finance its own activities and the development of the Group primarily from its own funds. A share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and exceeded 80% over the last three years; at the end of the 1st Quarter 2006, it was 84%.

Highly liquid assets of NLMK substantially exceed the amount of its debt. The NLMK's cash and cash equivalents position as at 31.03.2006 amounted to USD 2,271 million.

Over the last four years, the working capital ratio of NLMK did not drop below 4.8. At the end of the 1st Quarter 2006, it reached 7.1.

In the 1st Quarter 2006, annualized return on assets (ROA) was 34% and annualized return on equity (ROE) was 40%. These ratios are higher than in the 1st and 4th Quarters 2005 due to an increase in the Company's net profit as a result of the sale of its financial investments in the reporting quarter including divestment of interest in Lebedinsky GOK.

In the 1st Quarter 2006, the Company's current assets increased by USD 429 million or by 12% against the levels seen on 31 December 2005. Primarily this growth was achieved through a rise in cash and cash equivalents which increased by USD 347 million.

Cash flow

Net operational cash flow was USD 159 million in the 1st Quarter 2006, which is almost 74.5% more than net cash used for fixed assets construction and acquisition that amounted to USD 91.2 million.

In the 1st Quarter 2006, net cash flow from investing activities was USD 227 million. Positive result of NLMK's investing activities was due to the sale of its financial investments of USD 403 million.

Since practically no loans or borrowings are used to finance the Company's operations, the main cash outflow associated with the financial activities in the 1st Quarter 2006 was caused by the Company's merger & acquisition projects, including USD 104 million spent on acquisition of DanSteel A/S (Danish steel-rolling company).

In the 1st Quarter 2006, the net increase in cash and cash equivalents was approximately USD 275 million, and NLMK's cash balance was USD 2,271 million as of the end of the 1st Quarter 2006. In addition, US currency weakening resulted in USD 72 million increase of NLMK's cash and cash equivalents for the first quarter of 2006. Thus, the combined increase of cash and cash equivalents during the reporting period comprised USD 347 million.

The Company's sustainable financial position allows for a flexible business development strategy. Creation of additional shareholder values remains NLMK's priority, and NLMK will continue to pursue the policy based on stringent financial discipline and balanced investment projects.

Outlook

Revival of the steel market at the end of the 1st Quarter 2006 allowed steelmaking companies to increase selling prices. This recovery trend is expected to continue in the 2nd and 3rd Quarters 2006. Afterwards the market is likely to stabilize. We estimate that average prices of NLMK in 2006 will be at the levels seen last year.

NLMK plans to increase its steel output to match 2004 levels. Production of iron-ore concentrate at the Stoilensky GOK will increase.

We expect that revenues in 2006 will be approximately 15% higher than in 2005. This will be influenced by bigger sales volumes and by adding new assets to the Group. Profits from operations will remain at last year's levels.

The sale of a stake in Lebedinsky GOK in January 2006 will be the key factor driving growth of the Company's profit before tax and net profit.

NLMK's strategy for long-term sustainable development and its highly qualified team of managers allow us to make a positive forecast and look confidently into the future.

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Note	As at March 31, 2006	As at December 31, 2005
ASSETS			see Note 11(a)
Current assets			
Cash and cash equivalents	2	2,271,264	1,924,148
Short-term investments		22,892	27,040
Accounts receivable, net	3	763,653	708,515
Inventories, net	4	560,685	559,250
Other current assets, net	5	237,941	208,920
Restricted cash		8,174	7,979
		3,864,609	**3,435,852**
Non-current assets			
Long-term investments		33,775	31,470
Property, plant and equipment, net	7	2,586,216	2,415,001
Intangible assets, net		20,370	21,086
Goodwill		196,804	173,357
Other non-current assets, net	5	123,265	133,747
		2,960,430	**2,774,661**
Total assets		**6,825,039**	**6,210,513**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and other liabilities	8	510,777	571,265
Current income tax liability		29,087	40,639
		539,864	**611,904**
Non-current liabilities			
Deferred income tax liability		311,969	300,712
Other long-term liabilities	9	110,572	90,846
		422,541	**391,558**
Total liabilities		**962,405**	**1,003,462**
Commitments and contingencies	15	-	-
Minority interest		**113,111**	**92,576**
Stockholders' equity			
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at March 31, 2006 and December 31, 2005		221,173	221,173
Statutory reserve		10,267	10,267
Additional paid-in capital		1,812	1,812
Accumulated other comprehensive income		265,274	72,129
Retained earnings		5,250,997	4,809,094

	Note	For the three months ended March 31, 2006	For the three months ended March 31, 2005
		5,749,523	5,114,475
Total liabilities and stockholders' equity		6,825,039	6,210,513
Sales revenue	12	**1,122,987**	**1,270,938**
Cost of sales			
Production cost		(605,060)	(542,421)
Depreciation and amortization		(73,762)	(74,264)
		(678,822)	**(616,685)**
Gross profit		**444,165**	**654,253**
General and administrative expenses		(37,794)	(25,010)
Selling expenses		(16,155)	(14,204)
Taxes other than income tax		(10,418)	(5,098)
Operating income		**379,798**	**609,941**
Loss on disposals of property, plant and equipment		(1,492)	(904)
Gains / (losses) on investments, net	6	383,759	(5,273)
Interest income		29,300	21,445
Interest expense		(4,541)	(3,299)
Foreign currency exchange loss, net		(56,619)	(20,622)
Other (expense) / income, net		(2,728)	1,867
Income before income tax and minority interest		**727,477**	**603,155**
Income tax		(177,238)	(163,835)
Income before minority interest		**550,239**	**439,320**
Equity in net earnings of associate		483	-
Minority interest		(4,819)	(13,818)
Net income		**545,903**	**425,502**
Income from continuing operations per share (US dollars)			
basic and diluted		0.0911	0.0710
Net income per share (US dollars)			
basic and diluted	10	0.0911	0.0710

	Note	For the three months ended March 31, 2006	For the three months ended March 31, 2005
CASH FLOWS			
FROM OPERATING ACTIVITIES			
Net income		**545,903**	**425,502**
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest		4,819	13,818
Depreciation and amortization		73,762	74,264
Loss on disposals of property, plant and equipment		1,492	904
(Gains) / losses on investments		(383,759)	5,273
Equity in net earnings of associate		(483)	-
Deferred income tax (benefit) / expense		(6,857)	7,976
Other movements		14,806	(19,568)
Changes in operating assets and liabilities			
Increase in accounts receivable		(24,790)	(231,784)
Decrease / (increase) in inventories		22,158	(13,941)
Decrease / (increase) in other current assets		4,317	(3,302)
(Increase) / decrease in loans provided by the subsidiary bank		(19,673)	4,045
(Decrease) / increase in accounts payable and other liabilities		(59,742)	36,030
Decrease in current income tax payable		(12,862)	(24,258)
Net cash provided by operating activities		**159,091**	**274,959**
CASH FLOWS			
FROM INVESTING ACTIVITIES			
Acquisitions of subsidiaries, net of cash acquired of $1,264	11(b)	(59,365)	-
Proceeds from sale of property, plant and equipment		2,744	1,796
Purchases and construction of property, plant and equipment		(91,193)	(99,517)
Proceeds from sale of investments		402,728	4,233
Purchase of investments		(27,948)	(3,270)
Movement of restricted cash		96	(2,134)
Net cash provided / (used in) investing activities		**227,062**	**(98,892)**
CASH FLOWS			
FROM FINANCING ACTIVITIES			
Proceeds from borrowings and notes payable		8,096	6,403
Repayment of borrowings and notes payable		(14,870)	(1,685)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary	11(a)	(104,000)	-
Dividends to shareholders		(398)	(2,170)
Net cash (used in) / provided by financing activities		**(111,172)**	**2,548**
Net increase in cash and cash equivalents		**274,981**	**178,615**
Effect of exchange rate changes on cash and cash equivalents		72,135	(3,652)
Cash and cash equivalents at the beginning of the period	2	1,924,148	1,348,615
Cash and cash equivalents at the end of the period	2	**2,271,264**	**1,523,578**

	Note	Common stock	Statutory reserve	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2004		**221,173**	**10,267**	**680**	**242,387**	**3,745,984**	**4,220,491**
Comprehensive income:							
Net income		-	-	-	-	425,502	425,502
Other comprehensive income:							
Net unrealized gain on a change in valuation of investments		-	-	-	(39)	-	(39
Translation adjustment		-	-	-	(11,465)	-	(11,465
Comprehensive income							**413,998**
Balance at March 31, 2005		**221,173**	**10,267**	**680**	**230,883**	**4,171,486**	**4,634,489**
Balance at December 31, 2005 (see Note 11(a))		**221,173**	**10,267**	**1,812**	**72,129**	**4,809,094**	**5,114,475**
Comprehensive income:							
Net income		-	-	-	-	545,903	545,903
Other comprehensive income:							
Net unrealized gain on a change in valuation of investments		-	-	-	(1,201)	-	(1,201
Translation adjustment		-	-	-	194,346	-	194,346
Comprehensive income							**739,048**
Payments to controlling shareholders for common control transfer of subsidiary interests	11(a)	-	-	-	-	(104,000)	(104,000
Balance at March 31, 2006		**221,173**	**10,267**	**1 812**	**265,274**	**5,250,997**	**5,749,523**

For further information:

NLMK

Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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RECEIVED

2006 AUG 22 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Blocklisting Interim Review
Released	13:58 15-Jun-06
Number	6543E

Novolipetsk Steel (NLMK)
Incorporated in Russia, Lipetsk
LSE Trading Symbol: NLMK

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 15 June 2006

Name of *applicant*:		OJSC Novolipetsk Steel (the "Company")		
Name of scheme:		Global Depositary Shares ("GDSs") with each GDS representing ten ordinary shares in the Company		
Period of return:	From:	14 December 2005	To:	14 June 2006
Balance under scheme from previous return:		N/A		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		6,201,014 GDSs		
Balance under scheme not yet issued/allotted at end of period		101,629,667 GDSs		
Number and *class* of *securities* originally listed and the date of admission		42,000,000 GDSs on 15 December 2005		
Total number of *securities* in issue at the end of the period		48,201,014 GDSs on 14 June 2006		

Name of contact:	Anton Bazulev
Address of contact:	1/15 Kotelnicheskaya Nab., Stroenie B, Entrance 6, 109240 Moscow, Russia
Telephone number of contact:	+ 7 495 411 73 55

SIGNED BY Anton Bazulev ______________________
Head of External Relations
for and on behalf of

OJSC Novolipetsk Steel ______________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	17:23 09-Jun-06
Number	3869E

Novolipetsk Steel (NLMK)
9 June 2006

Novolipetsk Steel (NLMK) Agrees to Acquire 100% Interest in VIZ Stal

Novolipetsk Steel, NLMK (LSE: NLMK), the leading Russian steel producer, is pleased to announce that it has agreed to acquire 100% of the issued share capital of VIZ Stal, the second largest Russian electrical steel manufacturer, for USD 550 million. The acquisition is to be financed in full from NLMK's existing cash funds.

Based in Ekaterinburg, VIZ Stal is a rolling facility which specializes exclusively in electrical steels. VIZ Stal produces cold-rolled electrical steel sheet, and has a 56% share of the Russian grain-oriented steel market and about 11% of the world market. VIZ Stal's production capacity is approximately 200,000 tonnes of electrical steel per annum. Sales revenue of VIZ Stal for the first half of 2006 is estimated at USD 250 million. The EBITDA margin for the same period is expected to exceed 50%. NLMK has a long-standing relationship with VIZ Stal, being its supplier of hot-rolled coils. The acquisition will make NLMK number one in Russia and among the top three in the world market for electrical steel.

For NLMK, the acquisition of VIZ Stal is an important step in the development of high value-added product portfolio. NLMK's management has already identified substantial synergies with the newly acquired asset and expects to improve VIZ Stal's cost structure while enhancing the modernization and efficiency of its production facilities.

Mr. Vladimir Lisin, NLMK's Chairman and controlling shareholder, commented:
"At a time of an increasing competition for quality assets, the acquisition of VIZ Stal allows NLMK to become a major player in the electrical steel business. The electrical steel market offers one of the highest profit margins in the industry. This acquisition is in line with the key element of NLMK's strategy - our 'profits before tonnes' approach."

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Price Monitoring Extension
Released	15:40 07-Jun-06
Number	2199E

RNS Number:2199E
OJSC Novolipetsk Steel
07 June 2006

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would
pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide
www.londonstockexchange.com

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Result of AGM
Released	07:12 07-Jun-06

Novolipetsk Steel (NLMK)

07 June 2006

RESULTS OF VOTING AT THE 2006 ANNUAL GENERAL MEETING

Novolipetsk Steel (LSE: NLMK) announces the results of resolutions proposed at the Annual General Meeting held on 6 June 2006.

The following resolutions were put to NLMK's shareholders on a poll at the Annual General Meeting and the results of voting were as follows:

	Resolution	Votes For	Votes Against	Votes Abstained	Results
1.1	To approve the Company's 2005 Annual Report and annual financial statements for the 2005 financial year	5 315 939 769	0	467 326	carried
1.2	To declare the payment of dividends for 2005 totaling 3 rubles per common share. Considering that the interim dividend paid for Q1 2005 was 1 ruble per common share, to pay a final dividend of 2 rubles per common share. The final dividend shall be paid on 4 September 2006 by funds transfer	5 431 554 454	1 001	261 261	carried
2.1	To approve the revised Charter of OJSC NLMK	5 427 257 898	641 063	4 030 840	carried

2.2	To approve the revised Regulations on the Board of Directors of OJSC NLMK	5 423 698 803	648 070	7 437 809	carried
2.3	To approve the revised Regulations on the Management of OJSC NLMK	5 423 640 194	1 832 064	6 408 976	carried
2.4	To approve the revised Corporate Governance Code of OJSC NLMK	5 424 157 215	672 094	7 007 400	carried
2.5	To approve the revised Dividend Policy of OJSC NLMK	5 408 190 140	611 033	6 897 961	carried
3.	Election of members of the Board of Directors of OJSC NLMK*				
4.	To elect Mr. Alexey Lapshin President (Management Chairman) of the Company	5 425 949 567	408 612	6 288 350	carried
5.	To elect Company's Audit Committee				
5.1	Mr. Valery Kulikov	5 423 492 500	116 319	5 065 566	carried
5.2	Mrs. Natalia Kurasevich	5 422 737 745	289 294	5 153 857	carried
5.3	Mrs. Olga Savushkina	5 423 709 470	147 152	4 992 490	carried
5.4	Mrs. Galina Shipilova	5 422 952 076	153 158	4 979 477	carried
6.1	To approve CJSC "PricewaterhouseCoopers Audit"	5 427 759 707	714 137	2 260 475	carried
6.2	To entrust CJSC "PricewaterhouseCoopers Audit" with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP)	5 428 861 605	751 177	2 413 603	carried

7.	To approve the remuneration of members of OJSC NLMK Board of Directors	5 421 150 053	1 833 287	9 402 920	carried
8.	To approve the decision of OJSC NLMK to participate in the international association "International Iron and Steel Institute"	5 431 460 733	66 066	1 009 603	carried

* Cumulative voting results are presented below.

The resolution on the Board members' election is voted upon by cumulative voting, i.e. one voting share gives the number of votes equal to the number of the members in the Board of Directors. When voting, the shareholder is entitled to cast all his votes in favor of one nominee or to distribute them between several nominees. In accordance with the cumulative voting results, the following Board members were elected:

	Board Members
1.	Mr. Vladimir Lisin
2.	Mr. Vladimir Skorokhodov
3.	Mr. Oleg Bagrin
4.	Mr. Igor Fyodorov
5.	Mr. Nikolai Gagarin
6.	Mr. Dmitriy Gindin
7.	Mr. Karl Doering
8.	Mr. Nikolai Lyakishev
9.	Mr. Randolph Reynolds

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	OJSC Novolipetsk Steel
Released	10:44 03-May-06
Number	3408C

OJSC Novolipetsk Steel

3 May 2006

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website Q1 2006 Russian Accounting Standards (RAS) financial results for its major companies in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major companies are not indicative of the financial condition or results of these entities under US GAAP.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Re Tender Offer
Released	10:36 02-May-06
Number	2619C

OJSC Novolipetsk Steel
02 May 2006

OJSC Novolipetsk Steel (NLMK) Completes Tender Offer for Ordinary Shares in OJSC "KMA Ruda"

OJSC Novolipetsk Steel (NLMK) announces that it completed a tender offer for OJSC KMA Ruda ordinary shares on 27 April, 2006. As a result of the tender offer, NLMK purchased 8.59% ordinary shares increasing its ownership in KMA Ruda to 84.85%.

KMA Ruda is a mining company located within 350 kilometers of NLMK's production facilities in Lipetsk. The company holds a leading position among Russian deep-mining companies. KMA Ruda supplies NLMK with iron ore concentrate.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Trading update for Q1
Released	13:28 26-Apr-06
Number	0361C

Novolipetsk Steel (NLMK) releases trading update for Q1 2006

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update fc

The table below shows the production volume of NLMK's principal steel products on its mair

	Q1 2006	*Q1 2005*	*Change*	
	Amount	*Amount*	*Amount*	*%*
	(in million of metric tonnes, except for percentages)			
Pig Iron	2.20	2.12	0.08	4.0
Steel	2.29	2.19	0.10	4.4
Slabs	0.98	0.90	0.08	8.9
Hot-rolled steel	0.43	0.51	-0.08	-14.6
Cold-rolled steel	0.59	0.54	0.05	7.8
Hot dip galvanized steel	0.09	0.06	0.03	55.7
Pre-painted steel	0.08	0.05	0.03	69.2
Non-grain-oriented steel	0.088	0.093	0.005	-5.9
Grain-oriented steel	0.04	0.03	0.01	19.3

The table below shows principal product tonnage produced at NLMK's Danish subsidiary, D

	Q1 2006	*Q1 2005*	*Change*	
	Amount	*Amount*	*Amount*	*%*
	(in thousands of tonnes, except for percentages)			
Heavy plates	114	146	-32	-27.7

* *All information on production volumes is preliminary and may be subject to change.*

The table below shows the average price realized for each of NLMK's main steel segments** for Q1 2006:

	USD per tonne (FCA)			
	Q1 2006	Q1 2005	Change	
			USD	%
Pig Iron	181	263	-82	-31.2
Slabs	255	428	-173	-40.4
Hot-rolled steel	426	516	-90	-17.4
Cold-rolled steel	508	615	-107	-17.4
Hot dip galvanized steel	745	818	-73	-8.9
Pre-painted steel	880	926	-46	-5.0
Non-grain-oriented steel	601	818	-217	-26.5
Grain-oriented steel	2909	1769	1140	64.4

The table below shows the DanSteel A/S average heavy plate prices** for Q1 2006:

	USD per tonne (FCA)			
	Q1 2006	Q1 2005	Change	
			USD	%
Heavy plates	649	888	-239	-36.8

** *excluding freight charge*

Anton Bazulev, NLMK's spokesman, commented:

"We recently announced our new forecast of increasing steel output to 10 million tonnes by 2010. NLMK's steel production volumes for the first quarter of 2006 rose 4.4% in comparison to Q1 2005. In addition, the company substantially increased the production of high value-added products during the first quarter. Despite a slight fall in prices at the beginning of the year, we continue to maintain a stable outlook for the global steel market."

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Notice of AGM
Released	07:01 18-Apr-06
Number	5651B

OJSC Novolipetsk Steel
18 April 2006

NOTIFICATION OF ANNUAL GENERAL MEETING

OJSC Novolipetsk Steel (LSE: NLMK), the leading Russian steel producer, is holding its Ani

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Final Results
Released	07:00 18-Apr-06
Number	5650B

OJSC Novolipetsk Steel (NLMK)
18 April, 2006

For immediate release: Tuesday 18 April, 2006

OJSC Novolipetsk Steel

Preliminary Results for the Year Ended 31 December, 2005

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its preliminary results for the year ended 31 December, 2005.

HIGHLIGHTS

- Strong 2005 financial results
  - Sales revenues were USD 4,469 million
  - Cash flows from operating activities were USD 1,515 million
  - EBITDA* margin was 47%
  - Cash and cash equivalents USD 1,897 million as at 31 December, 2005
  - 65% total dividend increase to USD 0.1063 per ordinary share

- Continued dynamic development through M&A activities
  - Acquisition of a license to develop a high quality coking coal deposit, Zhernovskoe-1, scheduled to supply 50% of the company's needs by 2009
  - Building up steel rolling capacity in core markets through the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD 104 million

- Successful completion of the USD 1.26 billion first phase of the technical upgrading program, bringing NLMK to highly competitive operational level. The Company continues to implement second stage of the program estimated at USD 3.2 billion.

- Successful listing on the LSE representing 7.46%** of the existing issued ordinary share capital, global offering raised USD 609 million, resulting in a market capitalisation of USD 8.7 billion.

- Launch of an internal restructuring plan to optimise the management structure and maximise operational efficiency.

- NLMK received the highest corporate credit ratings among Russian steel companies.

- Continued M&A activity in 2006
  - Altai Koks, Prokopievskugol
  - Lebedinsky GOK, KMAruda

Financial highlights for year ended 31 December, 2005

($million, unless stated)	Year ended 31 December, 2005	Year ended 31 December, 2004	Change %
Sales Revenue	4,469	4,539	-2%
Gross Profit	2,067	2,406	-14%
Operating Income	1,860	2,223	-16%
EBITDA	2,094	2,563	-18%
EBITDA Margin	47%	56%	
Basic and diluted net income per share	0.2312	0.2958	-22%
Total Dividends (US dollars per share):	0.1063	0.0643	65%
Interim Dividend	*0.0352*	*0.0357****	
Recommend Final Dividend	*0.0711*	*0.0286*	

NLMK's Chairman, Dr. Vladimir Lisin, commented:

"I am delighted to present NLMK's strong financial results and strategic developments for the year ended 31 December, 2005. In 2005, NLMK's revenues amounted to USD 4,469 million and the company produced an EBITDA margin of 47%. The Group successfully listed on the London Stock Exchange at the end of 2005. NLMK's strong financial position allowed it to increase total dividends for the year by 65%. These results enable NLMK to maintain its position as the world's most profitable steel company. "

* EBITDA = Net income (post minorities) + income tax – interest earned + losses on disposal + depreciation

** including greenshoe option

*** dividends for 9 months of 2004

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

CHAIRMAN'S STATEMENT

I am delighted to present NLMK's strong financial results and strategic developments for the year ended 31 December, 2005. This has been an outstanding year for our company. We have made strong progress in fulfilling our strategic goals, enhancing our main competitive advantages as one of the world's most profitable steel producers and creating value for all our shareholders.

Last year, the main objectives were to bring the company to the international stock market, achieve further vertical integration through M&A activities to deliver substantial synergy benefits, and successfully accomplish the first phase of the technical upgrading program. I believe that NLMK's outstanding share price performance since the commencement of trading on the London Stock Exchange on 15 December, 2005, is a strong endorsement of our corporate strategy.

Our successful listing on the LSE raised NLMK's international profile and increased the company's global liquidity. The NLMK Global Offer comprised 7.46% of its existing issued ordinary share capital. According to analysts' reports, NLMK is now the most liquid steel stock in Russia.

Despite the fact that the market environment significantly deteriorated in the second half of the year, the company maintained a high level of revenues. In 2005, NLMK's revenues amounted to USD 4,469 million, remaining almost at the record level attained in 2004. The slight decrease in operating income from 2004 is primarily a result of the reduction of steel output caused by scheduled maintenance activities. However, it is particularly pleasing to note that in this challenging pricing and cost environment, we were able to produce a 47% EBITDA margin. This result enables NLMK to maintain its position as the world's most profitable steel company.

NLMK's continued strong cash generation, with net income at USD 1,385 million for 2005, allows us to fund an ongoing technical upgrading program. We have already spent USD 1.26 billion on the first phase of the program, targeting state-of-the art technologies to become a best in class operator. The total cost of the technical upgrading program for the next five years will be a lot more ambitious. The strong balance sheet forms the basis of NLMK's organic growth. Thus, we are planning to expand rolling capacity, focusing on the production of high value-added products, from 4.8 million tonnes at present to over 6 million tonnes by 2010.

The strong cash flows from our operations give NLMK the capacity to finance its production costs, capital expenditures and M&A activities, in full, from existing cash funds. The company has excess cash and the Board has decided that a large portion of it will now be returned to shareholders. NLMK's Board is proposing to amend the stated dividend policy so that it now targets minimum dividend payments of 20% of US GAAP net income (previously 15% of US GAAP net income) and to target an average dividend payment during a five-year period of 30% of US GAAP net income. The recommended final dividend for 2005 will be USD 0.0711 per ordinary share. Last year, we paid a single dividend of USD 0.0352 for the first six months of 2005. The total dividend for the year is therefore USD 0.1063. In addition, starting in 2006, the Board will recommend using the proceeds from divesting non-core businesses for special dividends payments. Thus, we remain committed to the strong dividend policy.

In regard to the main components of the corporate strategy, we continued to focus on strengthening vertical integration as the company's key competitive advantage. As a result of further consolidation of iron ore assets, NLMK has now achieved 100% self-sufficiency in iron ore, and used strategic acquisition opportunities in the coal-mining sector to purchase a license for the Zhernovskoe-1 coal deposits in Western Siberia. Along with the recent acquisition of coking coal and coke facilities, JSC "Altai-koks" and "Prokopievskugol" Coal Company, completed last month, this will allow us to achieve 100% self-sufficiency in coking coal by 2009.

The second pillar of the vertical integration strategy is purchasing high-quality rolling capacities in our strategic markets. In 2005, NLMK participated in the privatization auction for the stake in Erdemir to extend the company's access to the Turkish market. However, the auction price escalated to levels beyond adequate value creation opportunities. I would like to confirm, once again, that we continue to look selectively at value enhancing M&A opportunities. The acquisition of DanSteel A/S at the beginning of 2006 demonstrates that NLMK's fundamental approach is based on introducing value-added products as opposed to simply increasing capacity.

We are expecting to come back to 2004 production levels (of more than 9 million tonnes of crude steel) this year and to bring steel production to over 10 million tonnes by 2010. Our policy remains focused on improving NLMK's EBITDA, the key benchmark of our operating performance, and strengthening company's market leadership. As previously announced, the Board has approved an

internal restructuring plan aimed at centralizing key management functions in accordance with NLMK's value chain. Optimizing the company's business processes provides an upside potential for maximizing operational efficiencies and delivering organic growth.

The outlook for the global economy is positive. The core markets demonstrate stable growth and strong underlying demand for NLMK's products. We anticipate that prices and demand will continue at or near current levels throughout 2006, allowing NLMK to produce strong operating profit and margins.

We continue to ensure constant enhancement of our corporate governance practices. In 2005 we elected four independent Board members who took active part in implementing the principles of our new Corporate Governance Code. We also endeavour to ensure timely and precise disclosure of information and to provide maximum transparency of our financial and business operations.

In conclusion, I want to thank all our employees, Board members and management team who contributed to NLMK's success story in 2005. Your dedication, experience, and industry knowledge are NLMK's most valuable assets.

MANAGEMENT BOARD'S COMMENTS

Over recent years Novolipetsk Steel has shown consistently stable results, remaining a market leader in terms of cost efficiency. This was achieved within NLMK's strategy, aimed at increasing the Company's value, creating long-term competitive advantages and reducing dependence on market conditions.

Even though prices on the steel market took a downturn in the second half of 2005, it was a successful year for NLMK. Sales revenues were USD 4,469 million; EBITDA was USD 2,094 million, with an EBITDA margin of 47%. Net cash provided by operating activities reached USD 1,515 million, fully covering the Company's cash used in investing and financing activities, and contributed to the growth in cash and cash equivalents of USD 548 million (up 40.6% from 2004), which totaled USD 1,897 million at the year-end.

Production output of steel products decreased in 2005 due to major repairs of the blast furnace and converter facilities. Steel manufacturing was reduced by 7.2% to 8.47 million tonnes, finished steel products were down 7.0% to 7.98 million tonnes. Output was reduced mainly by lowering commercial slab production (-14.9% on 2004 levels), while flat-rolled steel products output was maintained at almost the same level as last year, at 4.78 million tons (-0.8%).

NLMK's production policy provides for major repairs of primary equipment in periods of poor conditions in sales markets. This policy was applied in 2005.

Steel Segment

Steel segment continues to be the key segment of the Company. In 2005, this segment generated USD 4 175 million sales revenue from external customers and USD 1 519 million from operating activities. Steel segment includes the Parent company - OJSC NLMK as well as service companies whose business is metal production procurement and sales of final products. The share of steel segment was 93.4% in consolidated revenues and 81.7% in operating profit.

In 2005, export steel prices were fluctuating: the price level was stable at the beginning of the year, dropped and remained low in the course of the second quarter. In the third quarter the prices were stable and finally in fourth quarter prices for selected products increased. Overall, in 2005 prices for the principal types of flat-rolled steel products in the major regional markets of the world dropped by 8–35% (depending upon the region and product type).

The global negative pricing environment has resulted in a price decrease on the domestic market. Despite the growing influence of world prices on domestic prices, domestic price fluctuation was not as big as world price fluctuation.

Decreased steel prices in second half of 2005 and production decline resulted in a 5.1% decline in the 2005 sales revenue from external customers and in a 25.4% drop in operating income.

The steel segment revenue decrease resulted not only from the fall in sales revenue, but also from a substantial growth of raw materials prices. Although in the second half of 2005 coal and iron ore prices went down, the average price level was higher than in 2004.

Mining segment

NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomit and OJSC Stagdok, a companies that produce metal raw materials for the Parent company.

Stoilensky GOK is the principal mining company within the Group. In 2005, it produced 10.81 million tonnes of iron-ore concentrate and 1.08 million tonnes of agglomerated ore. In 2005, the output of its subsidiary Dolomit, a dolomite producer, was 1.81 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 2.94 million tonnes of fluxing limestone in the same period.

In 2005, the mining segment's revenue from external customers was USD 119.5 million, which exceeds the level of 2004 by 59.4%. The segment revenue, including intersegmental transactions, was USD 580.1 million (+40,7% on 2004). Revenue growth is attributable to the growth of segment product prices, and to the effect of consolidation with Stoilensky GOK starting from the second quarter of 2004.

As 79.4% sales volume (in value terms) of the mining segment is generated by intercompany transactions, this segment's share in the 2005 consolidated sales revenue was 2.7%.

Increased iron-ore prices led to the mining segment's operating profit growth of 53.1% from USD 186 million in 2004 up to USD 291 million in 2005. The segment's share in consolidated operating profit was 15.6%.

Starting from the second quarter, NLMK had significant influence over OJSC Combinat KMA Ruda (KMAruda), which in 2005 produced 1.85 million tons of iron-ore concentrate. In February-March 2006, additional KMA Ruda shares were acquired, which resulted in an increase of NLMK's ownership up to 76.26%. Stoilensky GOK together with KMAruda fully cover NLMK's requirement for iron-ore concentrate, and concentrate surplus is sold to third parties.

Other Segments

Other segments include the OJSC Tuapse Commercial Sea Port (TMTP) – the fifth largest Black Sea port in Russia, OJSC Lipetskcombank, LLC LIS Chance and the Lipetskaya Municipal Energy Company (LMEC) that supplies electric power to the local population.

In 2005, these segments' revenue from external customers amounted to USD 174.5 million, or up 172% on the 2004 figure. Such significant revenue growth is largely attributed to asset consolidation, in particular, TMTP was consolidated only in July 2004, and the LMEC, after it was created in May 2004, began active operations in the second half of the year.

In 2005, other segments' operating income totalled USD 39.7 million, or 119% against the 2004 level, as a result of consolidation and increased TMTP cargo handling volumes and profit margin.

Consolidated financial result

As a result of both lower volumes of metal products shipped and worsening market conditions, in 2005 sales decreased by 1.5% to USD 4,469 million. NLMK managed to avoid a sharp decline in revenue by modifying its sale policies. NLMK rechanneled part of its export flows to the domestic market, where the price decline was of a smaller magnitude; as a result of this, in 2005 the domestic market accounted for 42% of revenue as compared with 36% in 2004. 2005 witnessed better structure of shipments from NLMK. Due to the greater volumes of shipment of grain-oriented steel and polymer-coated rolled products as well as lower volumes of raw iron and slabs, the proportion of products featuring high added value considerably increased.

NLMK has a well-developed distribution network. In 2005, NLMK's sales covered over 60 countries of the world. Its geographical proximity to clients creates additional advantages to NLMK. These are industrial regions of Russia, Europe, Turkey, Middle East and India, which account for approximately 70% of sales.

Allocation of total revenue by geographical segments in 2005 was as follows:

- Russia	USD 1,883 million,
- Asia and Oceania	USD 848 million,
- EU countries	USD 626 million,
- Middle East, including Turkey	USD 571 million,
- North America	USD 307 million,
- Other regions	USD 234 million.

The Company seeks to diversify its sales, both by product and market outlet. That strategy enables NLMK to concentrate its effort and capital expenditures on those market segments, which ensure the highest profits.

Apart from the increase in proportion of sales to Russia, in 2005 sales to Asia and Oceania rose from 14% to 19% in comparison with 2004. The proportion of sales in North America fell from 14% to 7%. Also, there was a slight decrease in the proportion of sales to EU countries (from 17% down to 14%), whereas the share of Middle East countries, including Turkey (13% in 2005) and other regions (5% in 2005) remained at the same level.

One of NLMK's priorities is to reinforce its status as a metals company with low cost of production. To this end, NLMK pursues a range of activities to ensure stringent control of operating costs.

As a result of this course of action, despite a considerable rise in prices of raw materials and energy in comparison with 2004, operating costs in 2005 only increased by 12%. (For information: prices of raw materials including transportation costs increased as follows: coking coal by 33%, natural gas by 18%, electricity by 8%).

As a result of higher production cost in the context of lower revenue, NLMK's gross profit in 2005 decreased by 14% as compared with 2004 and amounted to USD 2,067 million. A relatively insignificant decrease in gross profits as compared with both price decline rate in the metal markets and growth rate of prices of raw materials was attained due to the coordinated work of all Parent company's subdivisions (including sales & distribution, production and technical functions), and Group's mining segment.

In 2005, EBITDA was USD 2,094 million, representing 47% of sales. For comparison, in 2004, EBITDA was USD 2,563 million and EBITDA margin was 56.5%.

In 2005, depreciation charges were USD 283.6 million or 16% higher than in 2004. Higher depreciation resulted from commissioning new manufacturing facilities and expansion of the Group through acquisition of Stoilensky GOK and TMTP in 2004.

In 2005, interest expense rose by 22% up to USD 15.1 million primarily due to the growing scale of operations of the Group's subsidiary bank. An increase in interest income by 97% up to USD 98.9 million is explained by expanding operations of the subsidiary bank in addition to a rise in the deposited cash and cash equivalents.

In 2005, profit before interest and tax (EBIT) was USD 1,797 million that is 22% less than in 2004. In 2005, profit before tax and minority interest was USD 1,906 million having decreased by 19% against the 2004 level.

Income tax reported in the profit and loss statement for 2005 was USD 495.7 million that is USD 76.4 million or 13% less than in 2004. A reduction in tax is caused by lower financial results for the reporting year.

In 2005, net profit was USD 1,385 million that is 22% less than in 2004. Earnings per share (EPS) were USD 0.23 in 2005.

In spite of a decrease in profits, NLMK remains one of the most efficient steel plants in Russia and worldwide.

Consolidated balance sheet data

At the end of 2005, NLMK's assets increased by 17% and reached USD 6,051 million. The Company's assets grew mostly by means of net profit.

Profitable business allows NLMK to finance its own activities and the development of the group primarily from its own funds. A share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and exceeded 80% over the last three years; at the end of 2005, it was 84%.

Highly liquid assets of NLMK substantially exceed the amount of its debt and as a consequence NLMK has negative net debt, which amounted to USD (1,669 million) at 31.12.2005.

Over the last five years, the working capital ratio of NLMK did not drop below 4.8. At the end of 2005 it reached 6.0.

The structure of NLMK's balance sheet is evidence of high financial stability and absolute business solvency of the Company. Strong financial position is confirmed by the highest credit ratings amongst Russia's steel companies.

In 2005, return on assets (ROA) was 24% and return equity (ROE) was 29%. These indicators are lower than in 2004 due to a decrease in the Company's net profit in parallel with an increase in its assets and share capital.

In 2005, the Company's current assets increased by USD 715 million or by 28% against 2004. Primarily this growth was achieved through a rise in cash and cash equivalents which increased by USD 548 million.

Cash Flow

NLMK's operational cash flow fully covers the requirements of Investment and Financial activities. During the previous years, it ensured increased generation of the Company's cash and cash equivalents.

Net operational cash flow was USD 1,515 million in 2005, which is almost 2.6 times more than net cash used for fixed assets construction and acquisition that equaled USD 573 million.

Since practically no loans or borrowings are used to finance the Company's operations, the main cash outflow associated with financial activities is dividend payment to shareholders.

In 2005, the net increase in cash and cash equivalents was approximately USD 548.1 million, and the NLMK cash balance was USD 1,897 million as of the end of 2005, which is up 40.6% on 2004.

The Company's sustainable financial position allows for a flexible business development strategy. Creation of additional shareholder values remains NLMK's priority, and NLMK will continue to pursue the policy based on stringent financial discipline and balanced investment projects.

Capital Expenditure

In 2005, NLMK successfully completed the first phase of the Technical Upgrading Program, covering the period from 2000 to 2005. The program was developed by experts representing leading R&D centers and design institutes. In connection with the program development, the best practices of iron-and-steel companies in Europe, Asia and Americas were used.

The total costs of acquisition and construction of NLMK's fixed assets from 2000 through 2005 were USD 1,549 million.

The first phase of the Technical Upgrading Program saw reconstruction and large-scale overhauls of the existing operating facilities and construction of new ones. Renovation and expansion of its basic production assets have allowed the Company to strengthen its competitive position in the sales markets by expanding its product portfolio, increasing product quality and reducing production costs.

The total amount of capital expenditures in 2005 was USD 573 million, which is higher by USD 304 million as against the 2004 level. The considerable increase resulted from expenditures allotted to the following facilities:

- reconstruction of coke furnace battery #1,
- overhaul of Blast Furnace #5,
- reconstruction of the aspiration system of Blast Furnace #5 casting yard,
- construction of a cast iron desulphurization section in converter plant #1,
- replacement of one of the 300-ton converters in converter plant #2,
- replacement of the automated control system at the cold-rolling mill 2030,
- construction of a continuous hot galvanizing unit #3.

In addition, integration within the NLMK Group of large industrial companies in 2004 gave rise to an increase in the amount of capital expenditures in the mining and "Other" segments. Thus, in 2005 capital expenditures in the mining segment totaled USD 67.5 million, in the "Other" segment – USD 12.8 million against USD 44.5 million and USD 5.2 million respectively in 2004.

Vertical integration

The company's vertical integration allowed ensures a high level of independence from suppliers of raw materials and significantly improves the potential for long-term planning of operations.

In 2004 the company acquired shares of Stoilensky GOK, one of the largest iron-ore producers in Russia, which decreased the company's dependence on the iron-ore concentrate's price fluctuation.

In 2005 NLMK acquired a license to explore and produce coal at the Zhernovskoe-1 site of the Zhernovsky coal deposit (Kemerovskaya Oblast, Russia). Based on the current estimates, the coal production and enrichment plant will be commissioned in 2008 and starting from 2009 its output will meet 50% of NLMK's demand for coking coal.

In January 2006 NLMK acquired 100% of the shares of DanSteel A/S (Danish steel-rolling company) from its shareholders who had previously acquired this company in November 2005. The consideration totaled USD 104 million. DanSteel A/S production output of hot-rolled plate is approximately 500,000 tons per year. Since 2002 NLMK has been the leading slab supplier to DanSteel.

In February-March 2006, the company completed the deal to acquire 43.37% shares in OJSC Combinat KMA Ruda (KMAruda), provider of iron-ore raw materials, for USD 60.6 million, bringing the NLMK share in the KMAruda charter capital to 76.26%. At present, Stoilensky GOK and KMAruda supply 100% of NLMK's iron ore concentrate requirements.

In March 2006 an agreement was reached to acquire from a group of investors an 82% interest in OJSC Altai-Koks (Altai-Koks), coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in Prokopievskugol Coal Company, for a total of about USD 750 million.

In January-April 2006, another 6.18% of Altai-Koks shares were purchased from various minority shareholders. Thus, the deal will result in the total Group's ownership of Altai-Koks shares reaching 88%.

Altai-Koks is the leader among the Russian coke-chemical companies. It produces high-quality coke and chemical products. Altai-Koks has production capacity of 3.8 million tons, which is expected to increase up to five million tons by 2007. Prokopievskugol Coal Company has stable position in production and processing of high-value grades of coking coal in Kemerovskaya Oblast. Prokopievskugol Coal Company has at its disposal seven mines and three enrichment plants with the total production of five million tons per year, including three million tonnes of coking coal.

Outlook

We foresee improved market conditions in 2006: prices on principal steel products are expected to grow from current level, both on the domestic and foreign markets. Yet the average price level will be slightly lower than in 2005.

NLMK plans to increase its metals output to match 2004 levels. Production of iron-ore concentrate at the Stoilensky GOK will increase.

We expect that revenues in 2006 will be slightly higher than in 2005. This will be influenced by bigger sales volumes and by adding new assets to the Group. Profits from operations will remain at last year's levels.

NLMK's strategy for sustainable development and its highly qualified team of managers allow us to make a positive forecast and look confidently into the future.

OJSC Novolipetsk Steel (NLMK)
Preliminary results for the year ended 31 December, 2005

CONSOLIDATED BALANCE SHEETS

	Note	As at December 31, 2005	As at December31, 2004
ASSETS			
Current assets			

Cash and cash equivalents	4	1,896,741	1,348,615
Short-term investments	6	27,040	21,153
Accounts receivable, net	7	660,054	588,562
Inventories, net	8	501,556	475,303
Other current assets, net	9	208,920	148,748
Restricted cash	5	7,979	5,094
		3,302,290	**2,587,475**
Non-current assets			
Long-term investments	6	31,470	51,425
Property, plant and equipment, net	10	2,393,549	2,257,628
Intangible assets, net	11	16,655	21,594
Goodwill	11	173,357	179,815
Other non-current assets, net	9	133,747	67,984
		2,748,778	**2,578,446**
Total assets		**6,051,068**	**5,165,921**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and other liabilities	12	507,637	455,042
Current income tax liability		40,639	78,638
Short-term capital lease liability		-	232
		548,276	**533,912**
Non-current liabilities			
Long-term capital lease liability		-	313
Deferred income tax liability	16	294,337	305,472
Other long-term liabilities	13	61,675	19,946
		356,012	**325,731**
Total liabilities		**904,288**	**859,643**
Commitments and contingencies	25	-	-
Minority interest	14	**92,576**	**85,787**
Stockholders' equity			
Common stock, 1 Russian ruble par value – 5,993,227,240, 5,993,227,240 and 5,987,240 shares issued and outstanding at December 31, 2005, 2004 and 2003	15	221,173	221,173
Statutory reserve	15	10,267	10,267
Additional paid-in capital		1,812	680
Other comprehensive income		71,899	242,387
Retained earnings		4,749,053	3,745,984
		5,054,204	**4,220,491**
Total liabilities and stockholders' equity		**6,051,068**	**5,165,921**

CONSOLIDATED STATEMENTS OF INCOME

	Note	For the year ended December 31, 2005	For the year Ended December 31, 2004
Sales revenue	22	**4,468,726**	**4,538,686**
Cost of sales			
Production cost		(2,118,111)	(1,888,702)
Depreciation and amortization		(283,622)	(243,656)
		(2,401,733)	**(2,132,358)**

	Note		
Gross profit		**2,066,993**	**2,406,328**
General and administrative expenses		(107,867)	(92,517)
Selling expenses		(62,614)	(57,839)
Taxes other than income tax		(36,473)	(33,108)
Operating income		**1,860,039**	**2,222,864**
Loss on disposals of property, plant and equipment		(11,812)	(12,231)
Gain / (loss) on investments		(1,523)	165,174
Interest income		98,872	50,069
Interest expense		(15,091)	(12,296)
Foreign currency exchange loss, net		(7,900)	(39,101)
Other income / (expense), net		(16,342)	(10,477)
Income before income tax and minority interest		**1,906,243**	**2,364,002**
Income tax	16	(495,683)	(572,221)
Income before minority interest		**1,410,560**	**1,791,781**
Equity in net earnings of associate		3,701	-
Minority interest	14	(28,925)	(19,280)
Net income		**1,385,336**	**1,772,501**
Income from continuing operations per share (US dollars) basic and diluted		0.2312	0.2958
Net income per share (US dollars) basic and diluted	17	0.2312	0.2958

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	For the year ended December 31, 2005	For the year ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		**1,385,336**	**1,772,501**
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	14	28,925	19,280
Depreciation and amortization		283,622	243,656
Loss on disposals of property, plant and equipment		11,812	12,231
(Gain) / loss on investments		1,523	(165,174)
Equity in net earnings of associate		(3,701)	-
Deferred income tax (benefit) / expense	16	162	(35,945)
Stock-based compensation	24(e)	1,132	-
Other movements		(21,609)	2,096

Changes in operating assets and liabilities	
Increase in accounts receivable	(96,486)

RECEIVED
2006 AUG 22 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Notice of Results
Released	15:40 06-Apr-06
Number	1489B

OJSC Novolipetsk Steel
06 April 2006

NOTICE OF RESULTS

OJSC Novolipetsk Steel (LSE: NLMK) will be announcing US GAAP annual results for the y

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	07:00 04-Apr-06
Number	9020A

OJSC Novolipetsk Steel

04 April 2006

NOVOLIPETSK STEEL COMPLETES TWO ACQUISITIONS
82% INTEREST IN COKE PRODUCER JSC "ALTAI-KOKS"
AND 100% INTEREST IN "PROKOPIEVSKUGOL" GROUP OF COAL COMPANIES

Further to the announcement of March 29th, 2006, OJSC Novolipetsk Steel (LSE: NLMK) has completed the acquisition of an 82% interest in "Altai-koks", coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in "Prokopievskugol" Coal Company for about USD 750 million. As previously stated, the deal was financed in full from NLMK's existing cash funds.

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	RAS results
Released	16:21 03-Apr-06
Number	8933A

OJSC Novolipetsk Steel

3 April 2006

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website 2005 Russian Accounting Standards (RAS) financial results for its major companies in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major companies are not indicative of the financial condition or results of these entities under US GAAP. US GAAP consolidated results will be announced later this month.

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Internal Restructuring Plan
Released	13:00 30-Mar-06
Number	6806A

OJSC Novolipetsk Steel
30 March 2006

OJSC NOVOLIPETSK STEEL (NLMK) ADOPTS INTERNAL RESTRUCTURING PLAN

OJSC Novolipetsk Steel (LSE: NLMK) today announced that it has embarked on an internal restructuring plan aimed at:

- optimizing the asset portfolio of the Company
- strengthening vertical integration of the Company; and
- building up an efficient management structure.

The restructuing plan approved by the Board puts forward the following key steps:

- to optimize the composition of the Company through further consolidation of NLMK's core assets: steel, mining and supporting businesses
- to continue the strategy of divesting NLMK's stakes in non-core assets, including financial and auxiliary transportation assets;
- to develop a divisional management structure organized along the key segments of the Company's value chain: technology division, mining division, steel division and sales division;
- to set up a Corporate Centre consolidating the following functions: strategic planning, finance, external relations, HR, legal services, IT, environmental compliance.

NLMK's asset portfolio management strategy has a clear focus on maximizing the value of existing assets and getting the maximum return from the divestment of non-core businesses. The most recent M&A activities of the Company have included divestment of the minority interest in Lebedinsky GOK, acquisition of DanSteel A/S, consolidation of an iron ore producer KMA-Ruda, purchase of majority interest in coke producer Altai-Koks and 100% interest in Prokopievskugol Coal Company.

The management structure reorganization and creation of functional divisions is a response to the growing size and importance of the R&D, mining and sales units of the Company. These divisions significantly enhance the performance of the flagship steel division, expanding the Company's value chain.

The Corporate Centre is being set up to increase the efficiency of the Company's business processes by centralizing key management functions. This will result in the increased

quality and transparency of decision-making and greater management accountability to shareholders.

Commenting on today's announcement, Dr. Vladimir Lisin, Chairman and controlling shareholder of NLMK, said:

"Our business is successfully growing as a result of NLMK's solid strategy and strong commitment to development as a leading global steel producer. The Board believes that focusing NLMK on its core businesses and improving its management structure will further boost growth and shareholder value."

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	07:00 29-Mar-06
Number	5552A

OJSC Novolipetsk Steel
29 March 2006

NOVOLIPETSK STEEL AGREES TO ACQUIRE 82% INTEREST IN COKE PRODUCER JSC "ALTAI-KOKS" AND 100% INTEREST IN GROUP OF COAL COMPANIES "PROKOPIEVSKUGOL"

OJSC Novolipetsk Steel NLMK (LSE: NLMK) is pleased to announce that it has agreed to acquire from a group of investors an 82% interest in "Altai-koks", coke-chemical plant, and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of interest in "Prokopievskugol" Coal Company for about USD 750 million. The acquisition is to be financed in full from NLMK's existing cash funds.

JSC "Altai-koks" is the leader among coke-chemical plants in Russia. It produces high-quality coke and chemical products. JSC "Altai-koks" production of coke amounts to 3.8 million tonnes. By the end of 2006 a new coking plant with capacity of 1.14 million tonnes will be put in operation. As a result, total capacity of JSC "Altai-koks" will amount to almost 5 million tonnes per year. For the moment, NLMK has agreed to buy an additional 6.12% interest in JSC "Altai-koks" from different minority shareholders. In total, the gross share of JSC "Altai-koks" on NLMK's balance sheet will amount to over 88%.

"Prokopievskugol" Group is the leader in high-grade coking coal production and processing in the Kemerovo region. It produces more than 5 million tonnes of coal per year and has about 350 million tonnes of coal reserves including 220 million tonnes of high-grade coking coal reserves. "Prokopievskugol" Group owns seven mines and three processing plants. The total production volume of coking coal concentrate is over 3 million tpy, which is about 50% of NLMK's requirements. Together with Zhernovskoe-1 coal deposit (expected to reach the planned production capacity in 2009) that will enable NLMK to achieve total self-sufficiency in coking coal.

Dr. Vladimir Lisin, NLMK's Chairman, commented

"This acquisition is an important step in the implementation of NLMK's vertical integration strategy. It enables us to secure additional competitive advantage through the stable supply of key raw materials at lower cost. We believe that these new assets will enable NLMK to become fully self-sufficient in coke and optimize production process within the company, as well as to become an important player in the Russian coke products market".

For further information:

NLMK

Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	KMA Ruda Tender Offer
Released	16:31 27-Mar-06
Number	4697A

27 March 2006

OJSC Novolipetsk Steel (NLMK) launches a tender offer for ordinary shares in OJSC "KMA Ruda"

OJSC Novolipetsk Steel (NLMK) announces that it is launching a tender offer for the purchase from any legal holder of the OJSC KMA Ruda ordinary shares, hereinafter referred to as "Tender Shares", starting on 27 March, 2006 and ending no later than 27 April, 2006.

OJSC "KMA Ruda" ordinary shares:

State registration number of the securities issue - 26–1–P–345;

Nominal price - 0.25 RUR per ordinary share

The offer price – 10,000 RUR per ordinary share

The procedure:

1. Investment Company «Libra Capital» acts on behalf of OJSC "NLMK" as an investment intermediary for the transaction.
2. Whilst willing to sell the shares the holders should contact Investment Company «Libra Capital» starting on 27 March 2006 and ending no later than 27 April 2005 for signing of a sales contract.

2.1. For corporate customers:

Investment Company «Libra Capital»
Address: 24/27 Sadovo-Samotechnaya Str., Moscow 127051, Russia
Tel: +7 (495) 580-77-81
Fax: +7 (495) 580-77-84
Email: info@libracapital.ru

2.2. For corporate customers and individuals:

Investment Company «Libra Capital» (Lipetsk Office)
Address: 10B, Devyatogo Maya Str., Lipetsk 398017, Russia
Tel: +7 (4742) 44-34-94
Fax: +7 (4742) 44-34-96
Email: irina@stinvest.lipetsk.ru

NLMK currently owns 76.26% of OJSC KMA Ruda and intends to increase its existing stake to 100%.

For further information:
NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Trading Statement
Released	15:34 01-Feb-06
Number	7773X

OJSC Novolipetsk Steel
1 February 2006

NOVOLIPETSK STEEL (NLMK) RELEASES 2005 TRADING UPDATE

OJSC Novolipetsk Steel (LSE: NLMK) today released its trading update for Q4 2005 and for

The table below shows the production volume of NLMK's principal steel products for the per

	Q4 ended December 31,				**Year ended December 31,**		
	Q4 2004	**Q4 2005**	**Change**		**2004**	**2005**	**Change**
	Amount	**Amount**	**Amount**	**(%)**	**Amount**	**Amount**	**Amount**
			(in million of tonnes, except for percentages)				
Pig Iron	2.27	2.16	(0.12)	(5.1)	8.99	7.89	(1.11)
Steel	2.21	2.28	0.07	3.2	9.12	8.47	(0.65)
Finished steel products	2.08	2.18	0.10	4.8	8.58	7.98	(0.60)
Slabs	1.01	1.00	(0.02)	(1.8)	3.76	3.20	(0.56)
Rolled steel products	1.07	1.18	0.12	11.0	4.81	4.78	(0.04)
Hot-rolled steel	0.48	0.46	(0.02)	(4.2)	1.98	2.04	0.06
Cold-rolled steel	0.58	0.72	0.14	23.6	2.83	2.74	(0.09)

** All information on production volumes is preliminary and may be subject to change.*

Anton Bazulev, NLMK's spokesman, commented:

"We are satisfied with our overall production performance. Despite a substantial downturn in the global steel market, NLMK has achieved its production targets, taken the opportunity to undertake equipment overhauls and maintained production discipline. All these measures have helped to support our solid margins. We remain on track to implement our production goals and further technical upgrading targets in 2006. NLMK is well placed to achieve optimal results on that strong basis in 2006".

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 20 7831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition Completion
Released	15:23 27-Jan-06
Number	5760X

OJSC Novolipetsk Steel
27 January 2006

NOVOLIPETSK STEEL COMPLETES THE ACQUISITION OF 100% INTEREST IN DANSTEEL A/S

Further to the announcement of January 5th, 2006, OJSC Novolipetsk Steel (LSE: NLMK) has completed the acquisition of DanSteel A/S, the Danish steel manufacturer, for USD104 million. As previously stated, the deal was financed in full from NLMK's existing cash funds.

Mr. Anton Bazulev, NLMK's spokesman, commented

"This deal demonstrates the strong commitment of NLMK to controlled international expansion and to increase downstream production capacities."

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Disposal
Released	07:00 19-Jan-06
Number	1469X

RNS Number:1469X
OJSC Novolipetsk Steel
19 January 2006

OJSC NOVOLIPETSK STEEL (NLMK) COMPLETES THE SALE OF 12% INTEREST IN LEBEDINSKY GOK

Further to the announcement on December 30th, 2005, OJSC Novolipetsk Steel, NLMK (LSE: NLMK) has completed the sale of its 12% interest (2,336,867 ordinary shares) in Lebedinsky GOK to CJSC "OEMK-Invest". As stated earlier, the deal is valued at USD 400 million in cash.

This disposal is in line with NLMK's strategy of managing actively its asset portfolio.

For further information:
NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Exercise of Greenshoe
Released	07:00 09-Jan-06
Number	5872W

9 January 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

Exercise of Over-allotment Option Notice

OJSC Novolipetsk Steel (the "Company")

In connection with the global offering (the "Offer") of 420,000,000 ordinary shares ("Ordinary Shares") in the Company in the form of Ordinary Shares and Global Depositary Shares ("GDSs") and in relation to the following GDSs:

ISIN (144A): US67011E1055;
ISIN (Regulation S): US67011E2046

UBS Limited as stabilisation manager (the "Stabilisation Manager"), hereby announces that it has exercised the Over-allotment option over 2,730,750 GDSs granted to it by Veft Enterprises Limited in connection with the Offer. The Over-allotment Option exercised represents approximately 6.5 per cent of the number of Ordinary Shares sold under the Offer. None of the US$39.6 million proceeds arising from the exercise of the Over-allotment Option will be received by the Company.

The Offer Price of the GDSs was set at US$14.50 per GDS, with each GDS representing 10 Ordinary Shares. The Offer Price was determined on 8 December 2005.

The stabilisation period commenced at 9.00 am on 9 December 2005 and ended on 8 January 2006.

This announcement is for information purposes only and is not for distribution, directly or indirectly, in or into the United States, Australia, Canada, South Africa or Japan. This announcement does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

UBS Limited is acting exclusively for the Company and Veft Enterprises Limited in relation to the Offer and no one else and will not be responsible to anyone other than the Company and Veft Enterprises Limited for providing the protections afforded to clients of UBS Limited nor for providing any advice in relation to the Offer, the contents of this announcement or any other matter referred to herein.

Stabilisation/ FSA

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2006 AUG 22 A 9:23
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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	12:25 05-Jan-06
Number	5069W

OJSC Novolipetsk Steel (NLMK)

5 January 2005

OJSC Novolipetsk Steel (NLMK) Agrees to Acquire 100% Interest In DanSteel A/S

OJSC Novolipetsk Steel, NLMK (LSE: NLMK) today announced that it has agreed to acquire DanSteel A/S ("DanSteel"), the Danish steel manufacturer, for USD104 million. The acquisiti is to be financed in full from NLMK's existing cash funds.

DanSteel produces around half a million tonnes of hot rolled steel heavy plates and maintair up-to-date customized production facilities. NLMK has a long-standing client relationship wit DanSteel, being its major supplier of quality steel slabs since 2002.
In the first 6 months of 2005 DanSteel's gross revenues were USD$194 million, EBITDA amounted to USD$19.8 million, and total assets constituted USD$153 million.

DanSteel is currently 100% owned by Jysk Staalindustri ApS, which is controlled by NLMK's main shareholder. Before the acquisition was agreed, an independent evaluation of DanSte market value was performed by KPMG.

The acquisition is an important step in the implementation of NLMK's growth strategy in the area of high value-added products aimed at achieving market-share gain in Western Europe and sustainable value enhancement.

Mr. Vladimir Lisin, NLMK's Chairman and controlling shareholder, commented:

"The acquisition of DanSteel advances NLMK's stated strategy - to pursue acquisitions of rolling capacities in its core markets, to increase production of finished value added product and to attain additional added value."

For further information:
NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Disposal
Released	13:03 30-Dec-05
Number	3310W

OJSC Novolipetsk Steel (NLMK) Agrees to Sell 12% Interest in Lebedinsky GOK and to Acquire Additional Stake in KMA Ruda

OJSC Novolipetsk Steel, NLMK (LSE: NLMK) today announced that it has agreed to sell its entire stake of 12% (2,336,867 ordinary shares) in Lebedinsky GOK to CJSC "OEMK-Invest" for USD 400 million in cash. Lebedinsky GOK is an iron ore mining and processing enterprise in Russia.

NLMK has also agreed to acquire from the companies affiliated to the shareholders of Lebedinsky GOK an additional 25% stake in KMA Ruda, bringing its total ownership to a controlling stake of 58%. KMA Ruda is a mining company located within 350 kilometers from NLMK's production facilities in Lipetsk. The enterprise already supplies NLMK with iron ore concentrate, maintaining an annual production capacity of 1.81 million tonnes. This acquisition enables NLMK to consolidate KMA Ruda on its balance sheet and to fully control its operations.

The two transactions are implemented within the framework of NLMK's strategy of active management of its asset portfolio, in which NLMK seeks to increase control over its core mining and steel assets and to divest its non-core and portfolio investments.

Mr. Anton Bazulev, NLMK's Head of Investor Relations commented: "The active management of our asset portfolio is an integral part of NLMK's growth strategy. The well-timed adjustments of our asset positions is vitally important to strengthening our market leadership."

For further information:
NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

Andrew Lorenz +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Re New Concentrator Facility
Released	09:18 30-Dec-05
Number	3030W

NLMK'S SUBSIDIARY, STOILENSKY GOK, PUTS INTO OPERATION ADDITIONAL CAPACITIES OF IRON ORE CONCENTRATE PRODUCTION

Dec 30th, 2005 a new concentrator facility was put into operation at Stoilensky GOK, OJSC, a subsidiary of NLMK, which supplies substantially all of the Company's iron ore concentrate. The construction began in May this year and was finished as scheduled. The total investment is 492 million rubles (USD17 million), which agrees with the plans announced earlier. The implementation of this project provides for an increase in the annual production volume of iron ore concentrate by Stoilensky GOK of around 800,000 t/y (8%) compared to 2004 numbers.

For further information, please contact:

OJSC Novolipetsk Steel (NLMK)
Anton Bazulev, Head of Moscow Office Tel: +7 495 411 7355
info@nlmk.msk.ru
www.nlmksteel.com

Financial Dynamics

Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Statement re Pricing
Released	07:00 09-Dec-05
Number	4043V

THIS DOCUMENT MAY NOT BE DISTRIBUTED IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR TO A RESIDENT, NATIONAL OR CITIZEN OF AUSTRALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus to be issued in due course.

9 December, 2005

OJSC Novolipetsk Steel
Offer Price of $1.45 per Ordinary Share
Market Capitalisation of $8.7 Billion

OJSC Novolipetsk Steel (NLMK) today announces that the offer price of its secondary offering (the Global Offer) has been set at $1.45 per ordinary share ($14.50 per Global Depositary Share (GDS)), implying a market capitalisation of $8.7 billion.

The Global Offer comprises 420 million existing ordinary shares in the form of ordinary shares or GDSs (excluding the exercise of the over-allotment option), representing approximately 7.0 per cent of the Company's existing issued ordinary share capital and an offer size of $609 million. The existing shares are being offered by NLMK's controlling shareholder.

UBS Limited and Merrill Lynch International have been granted an over-allotment option, exercisable for a period of up to 30 days from today, pursuant to which the underwriters may purchase or procure purchasers for up to 63 million ordinary shares, representing 15 per cent of the offer size (an additional 1% of the existing issued ordinary share capital), for the purposes of allowing them to cover short positions arising from over-allotments and stabilisation transactions.

The ordinary shares and GDSs have been placed with a broad range of sector funds and global emerging markets investors following an international roadshow. The preliminary prospectus was published on 23 November, 2005.

Conditional dealings will commence on the London Stock Exchange at 09:00am today under the ticker symbol NLMK. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place at 09:00am on 15 December, 2005.

UBS Limited and Merrill Lynch International acted as Joint Bookrunners for the Global Offer, while Alfa Capital Markets acted as Co-Lead Manager.

Commenting on today's announcement, Vladimir Lisin, Chairman and controlling

shareholder of NLMK, said:

"We are delighted that NLMK's secondary offering has attracted such strong interest from international institutional investors. Novolipetsk Steel has a clear growth strategy and a deep commitment to continuing to create significant value for all our shareholders. Our secondary offering has been a great success.

"We intend to meet our strategic goals by maintaining our competitive advantage in low cost production, advancing our strategy of increased vertical integration, implementing further technical upgrading of our assets, strengthening our market leadership in flat steel products in our core markets, expanding sales of our high value added products and pursuing strategic acquisition opportunities. Our London listing will increase liquidity, raise NLMK's international profile and enable new shareholders to share in the benefits of successfully implementing our strategy."

For further information contact

NLMK	Anton Bazulev	+7 095 915 1575
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Andrew Lorenz	+44 207 831 3113
UBS	Louise Wilson	+44 207 567 8000
Merrill Lynch	Jayanti Bajpai	+44 207 996 1000
	Rupert Hume-Kendall	+44 207 996 1000

GLOBAL OFFER STATISTICS

Offer price per ordinary share	!
Number of ordinary shares in the Global Offer (offered as shares or GDSs)	420 n
Percentage of the existing issued ordinary share capital in the Global Offer	7.0 per
Number of ordinary shares subject to the over-allotment option	63 n
Market capitalisation	$8,689 n
Gross proceeds of the Global Offer receivable by the controlling shareholder	$609 n

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither NLMK nor any selling shareholder intends to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant

persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the Untied Kingdom, Qualified Investors, and will be engaged in only with such persons.

The Joint Bookrunners are acting for NLMK and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than NLMK and the selling shareholder for providing the protections afforded to customers of the respective Joint Bookrunners or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, Australia, Canada or Japan or to a resident, national or citizen of Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. It is intended that a prospectus will be published and made available to the public in accordance with Directive 2003/71/EC in relation to the proposed offering and admission to listing and trading and that once published such prospectus will be available free of charge during normal business hours on any weekday for the duration of the offering at the registered office of NLMK and the offices in London of UBS Limited and Merrill Lynch International. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in NLMK and the Global Depositary Shares have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDSs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDSs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

END

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Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Stabilisation Notice
Released	07:00 09-Dec-05
Number	4029V

9 December 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUST SOUTH AFRICA OR JAPAN

Stabilisation notice

OJSC Novolipetsk Steel (the "Company")
Global Offer (the "Global Offer") of 420,000,000 ordinary shares of the Company (the "Ordinary Shares") in the form of Ordinary Shares and Global Depositary Shares ("GDSs"),
with each GDS representing 10 Ordinary Shares at a price of US$14.50 per GDS
(with over-allotment arrangements in respect of up to 6,300,000 GDSs)

UBS Limited notifies you that it is the stabilising manager in respect of the Global Offer announced on 9 December 2005 and may conduct stabilising activities in relation to the GDSs in connection with the above transaction.

UBS Limited confirms the following:

1. The securities to be stabilised are the GDSs (ISIN (144A): US67011E1055; ISIN (Regulation S): US67011E2046) referred to above. There are no associated instruments that are subject to stabilisation;

2. The stabilising manager is UBS Limited (Contact: Adam Welham; Telephone: +44 (20) 7568 6342);

3. Stabilisation transactions may occur during the stabilisation period, which is expected to commence at 9.00 am on 9 December 2005 and will end on 8 January 2006;

4. The issue price of the GDSs (the "Issue Price") is US$14.50 per GDS. The Issue Price was determined on 8 December 2005.

5. In connection with the Global Offer, UBS Limited, as stabilising manager, has entered into over-allotment arrangements with a shareholder of the Company, pursuant to which UBS Limited may acquire, or procure acquirors for, up to 6,300,000 GDSs at the Issue Price, for the purpose of allowing UBS Limited to meet over-allocations in connection with the Global Offer and to cover short positions resulting from sales effected by it during the stabilisation period.

This announcement is for information purposes only and is not for distribution, directly or indirectly, in or into the United States, Australia, Canada, South Africa or Japan. This document does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

UBS Limited is acting exclusively for the Company and the selling shareholder in relation to the Global Offer and no one else and will not be responsible to anyone other than the Company and the selling shareholder for providing the protections afforded to clients of UBS Limited nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

In connection with the Global Offer, UBS Limited as stabilising manager (the ''Stabilising Manager'') may effect transactions with a view to supporting the market price of the GDSs at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the issue price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over the counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Stabilisation/ FSA

END

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RECEIVED
2006 AUG 22 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

APPENDIX to clause 7.1. "Annual Financial Statements of the Issuer."

RECEIVED
2006 AUG 22 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BALANCE SHEET

			Code		
	Form No. 1 under OKUD		0710001		
as of **December 31, 2004**	Date (year, month, date)		2004	12	31
Organization: **NLMK**	under OKPO		5757665		
Taxpayer IiD	INN		4823006703		
Activity:	under OKVED				
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS		47/31		
Units: **thousand roubles**	under OKEI		0384		

Address: **Lipetsk, pl. Metallurgov, 2**

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	5 663	4 783
Fixed assets	120	13 733 551	20 733 524
Construction in progress	130	5 592 235	4 808 654
Income-bearing investments into non-monetary items	135	13 993	6 982
Long-term financial investments	140	2 036 103	26 497 049
Deferred tax assets	145	43 733	49 567
Advance payments for non-current assets	149	1 175 235	777 251
Other non-current assets	150	22 469	29 706
TOTAL for Section I	**190**	**22 622 982**	**52 907 516**

II. CURRENT ASSETS			
Inventories	210	9 436 895	13 762 674
inclusive: raw materials and other similar valuables	211	6 085 496	9 435 769
animals in growing and feeding	212	31	781
expenses on work in progress (distribution costs)	213	2 713 672	3 810 675
finished products and goods for reselling	214	334 856	353 690
goods shipped	215	35	167
deferred expenses	216	259 811	144 340
other inventories and expenses	217	42 994	17 252
VAT for valuables acquired	220	1 761 105	2 584 111
Accounts receivable (payments due for over 12 months from the balance date)	230	83 463	86 573
inclusive: buyers and customers	231	52 850	55 223
Accounts receivable (payments due within 12 months from the balance date)	240	9 238 663	12 786 291
inclusive: buyers and customers	241	7 320 220	9 470 682
Short-term financial investments	250	21 810 666	29 389 712
Cash and cash equivalents	260	6 552 565	2 590 278
Other current assets	270	20 722	17 722
TOTAL for Section II	**290**	**48 904 079**	**61 217 361**
BALANCE (sum of line 190 + 290)	**300**	**71 527 061**	**114 124 877**

LIABILITIES	**Line code**	**At reporting period beginning**	**At reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders'equity	410	5 987	5 993 227
Additional paid-in capital	420	10 463 984	4 423 266
Reserved capital	430	898	299 661
inclusive: reserve funds established according to the law	431	898	299 661
Retained profits (retained loss)	470	54 666 335	94 653 988
inclusive: retained profits (retained loss) of the last years	471	54 666 335	51 043 429
retained profits (retained loss) of the reporting year	472	X	43 610 559
TOTAL for Section III	**490**	**65 137 204**	**105 370 142**
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	622 112	825 633
Other long-term liabilities	520	93 876	95 628
TOTAL for Section IV	**590**	**715 988**	**921 261**
V. SHORT-TERM LIABILITIES			
Accounts payable	620	5 631 996	7 630 524
inclusive: suppliers and contractors	621	2 064 812	2 334 129
wages and salaries	622	148 349	8 957
arrears to the state budget	623	90 877	94 816
tax debt	624	809 845	1 879 377
other creditors	625	148 011	343 532
advance payments received	627	2 370 102	2 969 713
Settlements in dividends	630	6 393	182 602
Deffered income	640	35 480	20 348
TOTAL for Section V	**690**	**5 673 869**	**7 833 474**
BALANCE (sum of lines 490 + 590 + 690)	**700**	**71 527 061**	**114 124 877**

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets rented	910	1 034 337	454 218
including leasing	911	624 448	-
Inventory items accepted for storage	920	98 695	7 176
Equipment accepted for installation	925	88 187	439 402
Debt of insolvent debtors written off to loss	940	93 072	29 618
Security of liabilities and payments received	950	1 501 760	371 109
Security of liabilities and payments made	960	1 335 267	91 100
Depreciation of housing facilities	970	17 796	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	32	26
Fixed assets in rent	983	28 929	-
Intangible assets received	990	5 566	17 643

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
for the year **2004**	Date (year, month, date)	2004 | 12 | 31
Organization: **NLMK**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47/31
Units: **thousand roubles**	under OKEI	384

Index		For the reported period	For the similar period of the last year
Description	**Code**		
1	2	3	4
Revenues and expenses on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	126 180 664	75 026 216
including sales of ferrous metals	011	121 721 093	72 955 744
Sales cost of goods, products, works, and services	020	(60 619 761)	(41 148 432)
including ferrous metals sold	021	(57 973 427)	(39 600 393)
Gross profit	029	65 560 903	33 877 784
Trade expenses	030	(1 270 564)	(1 135 613)
Administrative expenses	040	(1 809 543)	(1 407 591)
Sales income (loss)	050	62 480 796	31 334 580
Other income and expenses			
Interest receivable	060	885 575	700 901
Income on stakes in other enterprises	080	111 885	2 291
Other operating income	090	87 442 581	28 622 537
Other operating expenses	100	(83 234 004)	(28 909 843)
Extra-sales income	120	2 465 230	1 292 853
Extra-sales expenses	130	(4 548 221)	(3 146 042)
Extraordinary income	135	1 000	1 284
Extraordinary expenses	136	(5 889)	(1 204)
Income (loss) before taxation	**140**	**65 598 953**	**29 897 357**
Deferred tax assets	141	5 834	13 623
Deferred tax liabilitites	142	(203 522)	(164 760)
Current profit tax	150	(15 552 194)	(7 177 281)
Net income (loss) of the reporting period	**190**	**49 849 071**	**22 568 939**
FOR REFERENCE Fixed tax liabilities	200	6 133	153 052
Basic income (loss) per share	201	8,32	3,77

DESCRIPTION OF SOME PROFITS AND LOSSES

Name		For the reporting period		For the similar period of the last year	
description	**Code**	**Profits**	**Loss**	**Profits**	**Loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	19 828	(12 310)	15 962	(14 674)
Profits (loss) of the previous years	220	39 969	(243 622)	21 892	(40 257)
Payment of damages caused by failure					

or undue fulfillment of liabilities	230	175	(1 870)	98	(524)
Exchange differences in currency operations	240	2 351 117	(3 455 736)	1 180 321	(2 452 124)
Allocations to evaluation reserves	250	X	(38 137)	X	(193 351)
Writing-off of acounts receivable and payable in the established order	260	8 223	(5 965)	7 835	(75 875)

CAPITAL FLOW STATEMENT

		Codes		
	Form No. 3 under OKUD	0710003		
for the year **2004**	Date (year, month, date)	2004	12	31
Organization: **NLMK**	under OKPO	5757665		
ID of taxpayer	INN	4823006703		
Activity:	under OKVED			
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47 / 31		
Units: **thousand roubles**	under OKEI	384		

I. Capital flow

Index		Index	Additional	Reserve	Retained	Total
description	code	capital	paid-in capital	funds	profits	
1	2	3	4	5	6	7
Balance as of December 31, 2002	**10**	**5 987**	**10 589 911**	**898**	**34 269 722**	**44 866 518**
Changes in accounting policy	11	X	X	X	(427 241)	(427 241)
Balance as of January 1, 2003	**20**	**5 987**	**10 589 911**	**898**	**33 842 481**	**44 439 277**
Net profit	40	X	X	X	22 568 939	22 568 939
Retirement of fixed assets	45	X	(125 927)	X	125 927	-
Dividends	50	X	X	X	(1 871 012)	(1 871 012)
Balance as of December 31, 2003	**90**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Balance as of January 1, 2004	**100**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Net profit	106	X	X	X	49 849 071	49 849 071
Retirement of fixed assets	107	X	(53 478)	X	53 478	-
Dividends	108	X	X	X	(9 616 133)	(9 616 133)
Allocations to reserve fund	110	X	X	298 763	(298 763)	-
Increase of stockholders' capital by additional offering	121	5 987 240	(5 987 240)	X	X	-
Balance as of December 31, 2004	**140**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**

II. Reserves

Index		Index	Net profit	Net profit	Net profit
description	code				
1	2	3	4	5	6
Evaluation funds: Reserve for inventories value decrease (name of reserve)					
data of the previous year	181	-	33 963	-	33 963
data of the reporting year	182	33 963	-	(1 916)	32 047
Reserve for financial investments impairment (name of reserve)					
data of the previous year	183	58 169	49 018	(43 471)	63 716
data of the reporting year	184	63 716	858	(32 224)	32 350
Reserve for bad debt (name of reserve)					
data of the previous year	185	116 139	110 370	(53 076)	173 433
data of the reporting year	186	173 433	37 279	(49 904)	160 808

REFERENCES

Index		Balance as of the beginning	Balance as of the end
description	code	of the reporting year	of the reporting period
1	2	3	4
1) Net assets	200	65 172 684	105 390 490
		From budget	From off-budget funds

		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
ordinary expenses - total	210	37 987	29 348	-	-
inclusive: *medical treatment (over tariffs approved by МЭС)*	211	37 761	29 348	-	-
preparedness activity	212	226	-	-	-
capital investments into non-current assets	220	1 250	-	-	-
inclusive: *objects of nature protection*	221	990	-	-	-
medical equipment	222	260	-	-	-

CASH FLOW STATEMENT

		Codes
	Form No. 4 under OKUD	0710004
as of **2004**	Date (year, month, date)	2004 | 12 | 31
Organization: **NLMK**	under OKPO	05757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**	under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index description	code	For the reporting year	For the similar period of the previous year
1	2	3	4
Balance of funds at the reporting year beginning	010	**6 315 373**	**1 111 901**
Current activity cash flow			
Funds received, total	100	**214 233 613**	**107 550 066**
inclusive: funds received from buyers, customers	110	132 222 929	79 110 045
funds received from currency sale	115	80 952 333	27 699 682
budget allocations and other purpose financing	120	34 499	25 530
other earnings	130	1 023 852	714 809
Funds directed , total	140	**(183 739 859)**	**(89 691 549)**
payment for goods, works, services, raw materials and other current assets	150	(74 343 274)	(48 553 142)
salaries and wages	160	(4 282 944)	(3 782 868)
payment of dividends, securities interest	170	(8 914 468)	(1 659 531)
payment of taxes	180	(15 096 277)	(8 232 813)
inclusive of Single social tax and other similar contributions	181	(826 869)	(717 524)
for sale of foreign currency	184	(79 395 562)	(26 429 097)
other enumerations	185	(1 707 334)	(1 034 098)
Net funds from current activity	**190**	**30 493 754**	**17 858 517**
Cash flow from investment			
Cash received, total	200	**930 611 346**	**222 906 957**
inclusive: proceeds from fixed assets and other non-current sales	210	28 931	82 362
proceeds from sales of securities and other financial investments	220	929 153 234	220 441 036
dividends received	230	111 885	2 291
interest received	240	854 920	106 017
earnings from repayment of loans to other organizations	250	-	2 274 142
other revenues	260	462 376	1 109
Funds directed to - total	270	**(964 544 349)**	**(235 074 802)**
for purchase of fixed assets, income-bearing investments into inventories and intangible assets	290	(6 316 362)	(3 808 175)
for purchase of securities and other financial investments	300	(957 225 361)	(231 250 120)
loans to other organizations	310	(20 000)	-
other	330	(982 626)	(16 507)
Net cash from investments	**340**	**(33 933 003)**	**(12 167 845)**
Cash flow from financial activity			
Cash directed to, total	450	**(285 880)**	**(250 298)**
inclusive of: repayment of financial lease liabilities	470	(285 880)	(250 298)
Net cash from financial activity	**490**	**(285 880)**	**(250 298)**
Net increase (decrease) of cash and its equivalents	**500**	**(3 725 129)**	**5 440 374**
Cash balance as of the end of the reporting period	**600**	**2 590 244**	**6 552 275**

APPENDIX TO BALANCE SHEET

	Codes
Form No. 5 under OKUD	0710005
Date (year, month, date)	2004 / 12 / 31
under OKPO	5757665
INN	4823006703
under OKVED	
under OKOPF/OKFS	47 / 31
under OKEI	384

as of **2004**
Organization: **NLMK**
ID of taxpayer
Activity:
Organizational – legal form / property form: **Open joint stock company / Joint federal and foreign property**
Units: **thousand roubles**

1. INTANGIBLE ASSETS

Index		As of	Received	Retired	As of
name	code	the beginning of the reporting year			the end of the reporting year
1	2	3	4	5	6
Objects of intellectual property (exlusive rights for results of intellectual property)	**010**	**18 162**	**1 564**	**(447)**	**19 279**
inclusive of: from patent holder for invention, production prototype, utility model	011	3 252	1 539	(67)	4 724
from patent holder for computer software, databases	012	14 753	-	(380)	14 373
from owner of trade marks and service marks, name of goods origin	014	118	25	-	143
from right owner for science, literature, art pieces	016	39	-	-	39
Others	**040**	**331**	-	**(22)**	**309**

Index		As of the beginning of the reporting year	As of the end of the reporting year
name	code		
1	2	3	4
Depreciation of intangible assets – total	**050**	**12 830**	**14 805**
inclusive of: exclusive rights for inventions, industrial prototypes, utility models	051	662	1 006
exclusive rights for computer software, databases	052	11 827	13 447
exclusive rights for trade marks and service marks	053	17	34
exclusive rights for science, literature, art pieces	054	5	9
other intangible assets	055	319	309

II. FIXED ASSETS

Index		As of beginning	Received	Retired	As of end
name	code	of the reporting year			of the reporting year
1	2	3	4	5	6
Buildings	060	8 936 340	834 435	(63 853)	9 706 922
Structures and transfer mechanisms	061	6 190 003	507 293	(61 246)	6 636 050

Machinery and equipment	062	13 113 605	5 934 443	(370 673)	18 677 375
Vehicles	063	766 688	1 211 593	(24 756)	1 953 525
Industrial and household equipment	064	71 914	77 500	(49 032)	100 382
Plough cattle	065	97	-	(26)	71
Perennial planting	067	182	-	-	182
Other fixed assets	068	38 166	24 906	(622)	62 450
Land lots and objects of nature	070	1 044 780	-	(89)	1 044 691
Total	**100**	**30 161 775**	**8 590 170**	**(570 297)**	**38 181 648**

Index		**As of beginning of the reporting year**	**As of the end of the reporting year**
name	**code**		
1	2	3	4
Depreciation of fixed assets – total	140	**16 428 224**	**17 448 124**
inclusive of: buildings and structures	141	8 608 241	8 785 374
machinery, equipment, vehicles	142	7 773 303	8 602 895
others	143	46 680	59 855
Fixed assets handed over to rent - total	150	159 387	141 236
inclusive of: buildings	151	73 377	56 922
structures	152	11 087	16 069
machinery, equipment, vehicles	153	71 773	66 796
industrial and household tools, other fixed assets	154	3 150	1 449
Fixed assets conserved	**155**	**611 681**	**464 435**
Fixed assets received rented – total	**160**	**1 034 328**	**454 188**
inclusive of: buildings and structures	161	4 914	7 062
machinery and equipment	162	221 118	1 185
vehicles	163	808 296	445 941
Real estate being operated and undergoing state registration	**165**	**231 124**	**826 119**
FOR REFERENCE	code	As of the beginning of the reporting years	As of the end of the reporting year
	2	3	4
Change of fixed assets value due to fitting-out, after equipment, refurbishment, partial liquidation	180	4 574 157	5 945 367

III. INCOME-BEARING INVESTMENTS INTO NON-MONETARY ITEMS

Index		**As of the beginning of the reporting year**	**Received**	**Retired**	**As of the end of the reporting year**
name	**code**				
1	2	3	4	5	6
Real estate for leasing	200	47 069	-	-	47 069
Total	**250**	**47 069**	-	-	**47 069**

	code	As of the beginning of the reporting year	As of the end of the reporing year
1	2	3	4
Depreciation of income-bearing investments into non-monetary items	260	33 076	40 087

IV. EXPENSES ON RESEARCH ENGINEERING, DEVELOPMENT AND OPERATING WORKS

Type of work		As of the beginning of the reporting year	Received	Paid	As of the end of the reporting year
name	code				
1	2	3	4	5	6
Total	**310**	**7 323**	**14 389**	**(6 257)**	**15 455**
inclusive of: research engineering	311	7 323	14 389	(6 257)	15 455

FOR REFERENCE.	code	As of beginnning of the reporting year	As of the end of the reporting year
	2	3	4
Expenses on incomplete research engineering, development and operating works	320	14 946	14 051
	code	For the reporting year	For similar period of the previous year
	2	3	4
Expenses on negative research engineering, development and operating works attributed to extraordinary expenses	330	1 051	1 891

V. FINANCIAL INVESTMENTS

Index		Long-term		Short-term	
name	code	as of the beginning of the reporting year	as of the end of the reporting year	as of the beginning of the reporting year	as of the end of the reporting year
1	2	3	4	5	6
Investments into authorized capital of other organizations - **total**	510	918 048	25 530 456	-	-
inclusive of that of subsidiaries and affiliated companies	511	565 123	25 184 360	-	-
State and municipal securities	515	29 993	29 993	283 667	-
Securities of other organizations **total**	520	616 789	472 621	5 007 878	554 658
inclusive of debtor's securities (bonds, notes)	521	4	24 964	99 501	8 461
Loans granted	525	29 455	47 749	-	-
Deposits	530	441 818	416 230	16 519 121	28 835 054
Total	**540**	**2 036 103**	**26 497 049**	**21 810 666**	**29 389 712**
Out of total financial investments with current market value:					
State and municipal securities	555	-	-	283 647	-
Securities of other organizations, total	560	-	-	4 662 046	-
Total	**570**	**-**	**-**	**4 945 693**	**-**
FOR REFERENCE. Change of value of financial investments with current market value due to evaluation adjustment	580	-	-	+ 190 338	-

VI. ACCOUNTS RECEIVABLE AND PAYABLE

Index		Balance as of the beginning of the reporting year	Balance as of the end of the reporting year
name	code		
1	2	3	4
Accounts receivable:			
short-term – total	**600**	**9 238 663**	**12 786 291**
inclusive: trade receivable	601	7 320 220	9 470 682
advance payments made	604	483 622	756 230
others	609	1 434 821	2 559 379
long-term – total	**610**	**83 463**	**86 573**
inclusive: trade receivable	611	52 850	55 223
advance payments made	614	-	9 207
others	619	30 613	22 143
Total	620	9 322 126	12 872 864
Accounts payable:			
short-term - total	**650**	**5 631 996**	**7 630 524**
inclusive of: trade payable	651	2 064 812	2 334 129
payments under arrears of wages	652	148 349	8 957
payments under arrears to state off-budget funds	653	90 877	94 816
payments of taxes and duties	654	809 845	1 879 377
advence payments received	658	2 370 102	2 969 713
others	659	148 011	343 532
long-term – total	**660**	**93 876**	**95 628**
Total	**670**	**5 725 872**	**7 726 152**

VII. CUSTOMARY EXPENSES (by cost components)

Index		For the reporting year	For the previous year
name	code		
1	2	3	4
Materials cost – **total**	710	56 096 906	36 432 321
inclusive of: raw materials and materials	711	31 670 448	20 377 158
fuel, energy	712	22 397 690	14 896 959
industrial work and services made by third parties	713	1 640 243	1 123 686
Expenses on wages	720	4 385 707	3 816 940
Social allocations	730	1 385 396	1 247 234
Depreciation	740	1 264 483	944 401
Other expenses – **total**	750	1 510 844	2 074 993
inclusive of: rent payments	751	245 928	186 416
taxes included into costs of products	752	516 458	207 524
obligatory insurance payments	753	73 278	77 417
Total by costs components	760	**64 643 336**	**44 515 889**
Written-off to non-industrial accounts from total expenses	761	86 271	39 707

Balance change (increase [+], decrease [-]): production in progress	765	+ 1 095 898	+ 456 596
deferred expenses	766	- 138 157	+ 126 835

VIII. SECURITY

Index		**Balance as of the beginning of the reporting year**	**Balance as of the end of the reporting year**
name	**code**		
1	2	3	4
Received - total	**800**	**1 501 760**	**371 109**
inclusive of: bank guarantees	810	1 474 253	350 225
mortgaged property	820	27 507	20 884
of it : fixed assets	821	2 151	2 151
inventories	823	25 356	18 733
Paid – total	**850**	**1 335 267**	**91 100**
inclusive of: guarantees and pawns	860	1 244 297	-
property for mortgage	870	90 770	91 100
of it: securities and other financial investments	872	90 000	90 000
inventories	873	770	1 100
others	880	200	-

IX. NATIONAL ASSISTANCE

Index		**Reporting period**	**For similar period of the previous year**
name	**code**		
1	2	3	4
Budget funds received in the reporting year – total	**910**	**39 237**	**29 348**
inclusive of: those to cover expenses on medical treatment in excess of those approved tariffs by МЭС	911	37 761	29 348
for preparedeness activity	912	226	-
for nature object protection	913	990	-
for medical equipment	914	260	-

НЛМК

NOTES TO FINANCIAL STATEMENTS

for 2004

1. MAIN INFORMATION

1. 1 BACKGROUND

Open Joint-stock company "Novolipetsk Steel" (hereinafter referred to as "the Company") is an integrated steel-making company specializing in production of flats of a wide variety.

Originally the Company was established in 1934 as a state owned enterprise and was privatized on January 28, 1993. On August 12, 1998 the Company's name was reregistered as an open joint-stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.
The Company was registered with Uniform State Register of Legal persons on 09.07.2002 under Registration number 1024800823123.

Legal address: 2, pl. Metallurgov Lipetsk 398040 RF.

Branches and representative offices:

- Far East Branch "NLMK-DV" in the city of Vladivostok;
- Representative office NLMK in the city of Moscow;
- Representative office NLMK in the city of Novokuznetsk.

General Shareholders' Meeting is a Supreme Executive Body of the Company.

The Board of Directors performs general management of the Company exclusive of issues fallen to solely competency of the General Shareholders' Meeting.

Board of Directors as of December 31, 2004:

Vladimir S. Lisin

Vladimir N. Skorokhodov

Oleg V. Bagrin

Nikolay A. Gagarin

Dmitry A. Gindin

Oleg V. Kiselev

Mikhail M. Sagalov

Vyacheslav P. Feodorov

Igor P. Feodorov

The General Director and Management are executive bodies that have responsibility for operational management of the Group on the basis of the Statute and Provision on the Company's Management.

Management as of December 31, 2004:

Vladimir P. Nastich
Chairman of Management, Director General

Galina A. Aglyamova
Management member, Director for Economics and Finance

Igor N. Anisimov
Management member, Purchasing Director

Pavel V. Gorodilov
Management member, Sales Director

Anatoly N. Koryshev
Management member, Director of Repair Complex

Alexander I. Kravchenko
Management member, Director for Legal Issues

Valery A. Mamyshev
Management member, Production Director

Sergey P. Melnik
Management member, Director on Personnel and Common Issues

Sergey A. Rakitin

Management member, Technical Director

Vladislav A. Smirnov
Management member, Deputy Director General on Energy

Valery F. Sukhanov
Management member, Deputy Director General on Analysis, Forcasting and Eonomic Coordination

Alexander A. Sokolov
Management member, Auditing Director, Chief Accountant

Vladimir A. Tretyakov
Management member, IT Director

Sergey V. Chelyadin
Management member, Director for Property and Securities

Pavel P. Chernov
Management member, Director for Technologies and Quality

The Audit Committee supervises the financial and economic activity of the Company on the basis of the Statute. Members of the Audit Committee are elected for one year by General Shareholders' Meeting.

The Audit Committee as of 31.12.2004:

Valery S. Kulikov

Natalia V. Kurasevich

Igor A. Matsak

Olga N. Savushkina

Galina I. Shipilova

Core businesses of the Company are:

- production and sales of steel products;
- manufacture and sales of civil engineering products (equipment, tools, machinery and spare parts);
- industrial, residential and utility construction, rendering of construction and social services;
- domestic and export sales;
- generation, transmission, distribution of electrical, thermal energy;
- manufacture, erection, commissioning and repair of energy objects, electrical equipment and energy plants of customers;
- international passenger operations and freight services by motor vehicles;
- recycling, storage, transportation, placement, landfilling, disposal of industrial and other wastes (materials, substances);
- activity related to environmental work (services);

others.

The Company has all licenses for all types of licensed activities.

Information on Register Holder and Auditor:

Register Holder of the Company is OOO «R-Stinol»; license No. 10-000-1-00-292, issued on 30.12.2003 with validity till 30.12.2006. Registration of inscribed stock holders has been maintaining since March 4, 2004.

The Company's Auditor is ZAO AF FinEscort; license E 00004, issued on 10.04.2002 with validity till 10.04.2007.

1. 2 GROUP STRUCTURE

The Group consists of NLMK as parental company, its subsidiaries, associates, and affiliated companies, as well as a company which indirectly controls the Company.

The Company did not prepare the consolidated financial statements according to Methodological recommendations "On preparation of consolidated financial statements", approved by Order of RF Ministry of Finance No. 112 dd. 30.12.1996.

The Company prepares financial statements under US Generally Accepted Accounting Principles (US GAAP).

Description	Place of registration	NLMK's equity holding, %[1]	
		31.12.2003	31.12.2004
Subsidiaries			
OOO "Lipetsk Insurance Company "Chance"	Lipetsk	100	100
OOO "Stal"	Yaroslavl region	100	100
NLMK subsidiary "Novolipetsk Steel-maker" Guesthouse	Ukraine	100	100
OOO "Novolipetskoe"	Lipetsk region	100	100
OOO "Karamyshevskoe"	Lipetsk region	100	100
OOO «Trading House NLMK »	Moscow	-	100
OOO "Larmet"	Moscow	99,98	99,98
OOO "Vimet"	Lipetsk	99,97	99,97
OAO «Stoilensky GOK»	Stary Oskol	0,54	96,98
OAO "Dolomit"	Lipetsk region	74,84	92,74
OAO "Studenovskaya joint-stock mining company "	Lipetsk	54,67	88,62
OOO «Independent Transport Company»	Lipetsk	10,00	70,00
OOO «Vtormetsnab NLMK»	Lipetsk	-	70,00
OAO «Tuapse Sea Trading Port»	Tuapse	-	69,41
OAO «Northern Oil-and-gas Company»	Moscow	-	62,00
OOO «Lipetsk City Energy Company»	Lipetsk	-	51,00
OAO "Lipetskcombank of Social Development and Construction "	Lipetsk	50,07	50,07
Subsidiaries' subsidiaries			
OOO "AutoKIM-2001"	Moscow	-	-
OOO "IK "LKB-Finance "	Lipetsk	-	-

[1] A share of voting shares coincides with NLMK's share in the charter capital with exclusion of equity holding in OAO "Lipetskcombak of Social Development and Construction" , where a share of voting shares belonging to NLMK accounts for 50,14%.

OOO "Novolipetsk Insurance Company "	Lipetsk	-	-
OOO "Insurance Medical Company "Argo-Chance"	Lipetsk	-	-
OOO «Karavella»	Tuapse	-	-
OOO «Nafta (T)»	Tuapse	-	-
OAO «Firm Tuapsegrazhdanstroy»	Tuapse	-	-
OAO «Tuapse shipyard»	Tuapse	-	-
Associates			
OAO "Lipetsk Gipromez"	Lipetsk	43,44	43,44
OAO "Combinat KMAruda "	Belgorod region	1,42	32,89
OOO «Neptune»	Lipetsk	-	25,00
A company controlling the Company			
FLETCHER INDUSTRIAL EQUITY FUND LIMITED	Bahamas	-	-

1. 3 RELATIONS INSIDE THE GROUP

Control

Direct	Indirect
NLMK has the right to control over 50% of total votes for shares constituting charter capital of that company	Control is performed through subsidiaries by controling over 50% of total votes constituting charter capital of that company

Subsidiaries		Subsidiary's subsidiaries	
Name	**% equity holding as of 31.12.04.**	**Name**	**% equity holding as of 31.12.04.**
NLMK subsidiary "Novolipetsk Steel-maker" Guesthouse	100	*OOO "AutoKIM-2001"*	-
OOO "Karamyshevskoe"	100	OOO " IK "LKB-Finance"	-
OOO Lipetsk Insurance Company "Chance"	100	OOO " Novolipetsk Insurance Company "	-
OOO "Novolipetskoe"	100	OOO Insurance Medical Company "Argo-Chance	-
OOO "Stal"	100	OOO «Karavella»	-
OOO «Trading House NLMK»	100	OOO «Nafta (T)»	-
OOO "Larmet"	99,98	OAO «Firm Tuapsegrazhdanstroy»	-
OOO "Vimet"	99,97	OAO «Tuapse Shipyard»	-
OAO «Stoilensky GOK»	96,98		
OAO "Dolomit"	92,74		
OAO "Stagdoc"	88,62		
OOO «Independent Transport Company»	70,00		
OOO «Vtormetsnab NLMK»	70,00		
OAO «Tuapse Sea Trading Port »	69,41		
OAO «Northern Oil-and gas Company»	62,00		
OOO «Lipetsk City Energy Company»	51,00		
OAO "Lipetskcombank"	50,07		

Significant influence

NLMK has the right to control over 20% of total votes for shares contituting charter capital of that company

Associates

Name	% equity holding as of 31.12.04.
ZAO "Lipetsk Gipromez "	43,44
OAO «Kombinat KMAruda»	32,89
OOO «Neptune»	25,00

Control of other companies over the Company

Direct		**Indirect**	
A company has the right to control over 50% of total votes for shares constituting charter capital of the Company		Control is performed through shareholders possessing over 50% of total votes for shares constituting charter capital of the Company	
Name	**% equity holding as of 31.12.04.**	**Name**	**% equity holding as of 31.12.04.**
-	-	FLETCHER INDUSTRIAL EQUITY FUND LIMITED	-

1.4 MAIN EVENTS IN THE REPORTING YEAR

- In 2004 the Company increased the charter capital by paid-in capital formed from revaluation of fixed assets. Increase was done by additional placement of common shares among shareholders. Additionally, reserved capital was increased to the size stipulated in the Statute by retained profit of the current year.

- In June 2004 Annual Shareholders' Meeting was held where the Board members, Director General, Audit Committee members, Auditors were elected, NLMK's Dividend policy was approved which defined the strategy of the Company in distribution and use of net profit in order to assure stable dividen payments to shareholders.

  Upon results of 2003 a decision was made to pay out dividends of 3,623 mln. roubles on the basis of 0.6045 rouble per one share.

- The Company consolidated over 96 % shares of OAO «Stoilensky GOK». Total pricing of transactions on this holding of shares acquisition accounted for 18,896 mln. roubles.

- The Company acquired controlling interest of OAO «Tuapse Sea Trading Port» by redemption of shares from some foreign investors. Total price of acquisition accounted for 5,491 mln. roubles.

- Leasing property for total 1,274 mln. roubles was redeemed ahead of the schedule..

- In November 2004 the Federal Service on Financial Markets registered NLMK's Prospectus of Offering.

- In December an Extraordinary General Shareholders' Meeting was held, where the Code of Corporate Governance and the Provisions on emoluments and compensations to the Audit Committee members as well as new edition of the Statute, Rules of the General Meeting of Shareholders, the Provisions on the Board, Management and emoluments to the Board members. Approved documents will allow implementation of effective and transparent mechanisms of shareholders' rights and interests enforcement.

  A decision was made to pay out dividends upon results of 9 months of 2004 of 5,993 mln. roubles on the basis of 1 rouble per one share.

1. 5 MAIN PERFORMANCE INDICES

Description	Units of measure ment	2000	2001	2002	2003	2004
Hot metal production	thousand tons	7 699	7 463	8 047	8 623	8 994
Steel production	thousand tons	8 221	7 912	8 553	8 854	9 123
Finished rolled stock production	thousand tons	7 524	7 334	8 006	8 233	8 576
Flats production	thousand tons	4 687	4 634	4 764	4 895	4 813
Prepainted steel production	thousand tons	376	371	550	543	528
Sales proceeds	thousand roubles	38 619 112	37 220 599	53 296 838	75 026 216	126 180 664
Expenses on common activity	thousand roubles	24 733 643	28 947 334	34 268 248	43 691 636	63 699 868
Share of expenses on common activity in revenue	%	64,04	77,77	64,30	58,24	50,48
Sales revenue	thousand roubles	13 885 469	827 3265	19 028 590	31 334 580	62 480 796
Net profit	thousand roubles	10 487 336	6 030 866	15 097 577	22 568 939	49 849 071
Net assets	thousand roubles	24 053 358	29 773 467	44 873 649	65 172 684	105 390 490
Labour productivity	thousand roubles / man	828	760	1 151	1 831	3 199
Average personnel, inclusive of	man	46 615	49 001	46 289	40 981	39 433
industrial personnel	man	38 925	41 740	40 402	37 497	36 150



PROFITABILITY INDEX
%
00
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
assets
equity
sales
core business



Liquidity index
9
8
7
6
5
4
3
2
1
0
standard
2000
2001
2002
2003
2004
current
quick
absolute

Factors	Formula	2000	2001*	2002	2003	2004
Equity payback period	<u>Equity</u> Net profit	1,84	4,48	2,47	2,43	1,71
Equity concentration	<u>Equity</u> Total resources	0,81	0,84	0,91	0,91	0,92
Capital productivity	<u>Sales revenue</u> Fixed assets value	4,18	3,99	4,97	6,02	7,33
Fixed assets amortization	<u>Fixed assets amortization</u> Initial value of fixed assets	0,62	0,61	0,58	0,55	0,46
Renewal of fixed assets	<u>Fixed assets received during the period</u> Initial value of fixed assets as of the end of the period	0,03	0,08	0,10	0,11	0,22

Retirement of fixed assets	Fixed assets retired during the period / Initial value of fixed assets as of the beginning of the period	0,06	0,03	0,03	0,02	0,02

**Decrease in efficiency indices of the Company in 2001 was caused by low prices for metal products in external markets and simultaneous growth of costs due to increase of prices for purchased raw materials and energy.*

1. 6 RISKS

The Company recognizes the presence of risks in the course of economic and financial activity, evaluates and works out mechanisms of their management. The purpose of risk management is to mitigate negative influence of external factors on financial performance.

Industrial and property risks

Industrial risks are defined as the danger of a reduction in income and damage to the company or third parties as a result of a disruption of the normal production process. Every year the Company adjusts and improves the technologies used to increase the reliability of production facilities. This allows the Company to reduce the output of low-quality products, the expenditure of material resources and to increase production efficiency. The number of industrial accidents is reduced through timely maintenance and overhaul of equipment.. In order to ensure the continuity of the production process, a reasonable amount of inventory and auxiliary materials are maintained at each stage of production in case of accidents upstream.

Property risks are defined as the likelihood of the loss or damage of part of the Company's property and lost profits during production and financial operations. A number of preventive maintenance procedures are performed in order to preclude the damage and destruction of property, including the training of personnel, provision of occupational safety and fire fighting equipment and installation of alarm systems and devices.

Environmental risks

Environmental risks are defined as the likelihood of the appearance of civil liability for environmental damage which may occur during the construction or operation of production facilities. Constant monitoring of the chemical composition of emissions and discharge of effluents, reduction of environmetnal impact through the introduction and use of new environmetnally friendly technological equipment and withdrawal of obsolete and environmentally hazardous equipment out of operation are performed at NLMK to reduce environmental risks.

Commercial risks

Commercial risks are associated with the possible loss of profits or appearance of losses during the performance of trading operations. The Company monitors both domestic and world markets of metal products in search for new strategic partners and sale channels. This decreases the possible losses from a potential reduction in volumes of product consumption on one particular market. When concluding contracts with new partners, the potential counterparty is always reviewed for reliability and solvency.

Financial risks

The Company exports its products. Settlements with foreign partners are made mainly in US Dollars and Euro. The Company is able to reduce the risk of impairment of assets by placing available funds in deposits and other highly reliable financial instruments. In order to minimize foreign currency risks, deposits are made in both foreign currencies and the Russian rouble.

Liquidity risk is closely related to the receipt of funds under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned in order to identify any possible deficit in financial resources.

2. SIGNIFICANT ASPECTS OF ACCOUNTING POLICY AND BASIS OF FINANCIAL

STATEMENTS PREPARATION

3.

2. 1 BASIS OF PREPARATION

These financial statements were prepared under current legislative requirements of the Russian Federation for accounting and preparation of financial statements on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Financial statements of NLMK were formed on the basis of the following current RF rules for accounting and reporting without departures:

- RF Federal Law "On Accounting " No. 129-ФЗ dd. 21.11.96 (with changes and amends);
- Order of RF Ministry of Finance No. 67н dd. 22.07.03 "On forms of financial statements";
- Order of RF Ministry of Finance No. 34н dd. 29.07.98 "On approval of Provision on accounting and financial statements in the Russian Federation" (with changes and amends);
- Provision on accounting "Accounting policy of a company" (PBU 1/98), approved by Order of RF Ministry of Finance от 09.12.98 № 60н (with changes and amends);
- Provision on accounting "Accounting of agreements (contracts) on capital construction" (PBU 2/94), approved by Order of RF Ministry of Finance No. 167 dd. 20.12.1994;
- Provision on accounting "Accounting of assets and liabitities values of which are expressed in foreign currencies"" (PBU 3/00), approved by Order of RF Ministry of Finance No. 2н dd. 10.01.2000;
- Provision on accounting "Accounting of a company" (PBU 4/99), approved by Order of RF Ministry of Finance No. 43н dd. 06.07.99;
- Provision on accounting "Accounting of inventories" (PBU 5/01), approved by Order of RF Ministry of Finance No. 44н dd. 09.06.01;
- Provision on accounting "Accounting of fixed assets" (PBU 6/01), approved by Order of RF Ministry of Finance No. 26н dd. 30.03.01 (with changes and amends);
- Provision on accounting "Events after reporting date" (PBU 7/98), approved by Order of RF Ministry of Finance No. 56н dd. 25.11.98;
- Provision on accounting "Conditional facts and economic activity" (PBU 8/01), approved by Order of RF Ministry of Finance No. 96н dd. 28.11.01;
- Provision on accounting "Revenues" (PBU 9/99), approved by Order of RF Ministry of Finance No. 32н dd. 06.05.99 (with changes and amends);
- Provision on accounting "Expenses" (PBU 10/99), approved by Order of RF Ministry of Finance No. 33н dd. 06.05.99 (with changes and amends);
- Provision on accounting "Information on affiliated persons" (PBU 11/2000), approved by Order of RF Ministry of Finance No. 5н dd. 13.01.2000 (with changes and amends);
- Provision on accounting "Information on segments" (PBU 12/2000), approved by Order of RF Ministry of Finance No. 11н dd. 27.01.2000;
- Provision on accounting "Accounting of public relief" (PBU 13/2000), approved by Order of RF Ministry of Finance No. 92н dd. 16.10.2000;
- Provision on accounting "Accounting of intangible assets" (PBU 14/2000), approved by Order of RF Ministry of Finance No. 91н dd. 16.10.2000;
- Provision on accounting "Information on discontinued activity" (PBU 16/02), approved by Order of RF Ministry of Finance No. 66н dd. 02.07.02;
- Provision on accounting "Accounting of R&D expenses" (PBU 17/02), approved by Order of RF Ministry of Finance No. 115н dd. 19.11.02;
- Provision on accounting "Accounting of profit tax estimations" (PBU 18/02), approved by Order of RF Ministry of Finance No. 114н dd. 19.11.02;
- Provision on accounting "Accounting of financial investments" (PBU 19/02), approved by Order of RF Ministry of Finance No. 126н dd. 10.12.02;
- Provision on accounting «Information on Joint Ventures» (PBU 20/03), approved by Order of RF Ministry of Finance No. 105н dd. 24.11.03;

- Order of RF Ministry of Finance No. 29н dd. 21.03.2000 "Approval of methodological recommendation on disclosures of profit per a share";
- Order of NLMK No. 842 dd. 31.12.2002 "On approval of accounting policy of NLMK ".

Accounting policy of the Company is a code of accounting methods, i.e. primary observation, value calculation, current grouping and total generalization of economic facts used for accounting arrangement and preparation of these financial statements.

2. 2 INTANGIBLE ASSETS

Evaluation
Intangible assets are reflected in balance sheets upon actual acquisition costs, expenses on manufacture and additional expenses in order to bring assets to a state in which they could be used for purposes, less of depreciation charged.

Depreciation
Depreciation is charged on a straight-line basis over their estimated useful lives. Useful lives of intangible assets are calculated on the basis of intangible assets validity and other restrictions on time of intellectual property use according to the legislative requirments of the Russian Federation or on the basis of expected useful life within which the Company can gain revenues or on the basis of quantity of products of any other natural exponents of works expected as a result of that asset use. Should it be impossible to define useful lives for intangible assets, standard amortization charges are established as for 20 years.

R&D results
According to Provision on accounting "Accounting of R&D" PBU 17/02 data on R&D shall be reflected in balance sheets as investments to off-current assets.
Company's expenses on R&D results of which are used for production or administrative purposes are accounted on account 04 "Intangible assets " apart, reflected in Group financial statements "Other off-current assets" and written-off to expenses on common activity on a straight-line basis within three years starting from the first day of a month following the month in which their actual use starts.

2. 3 FIXED ASSETS

Structure
As soon as assets are put on accounting as fixed assets the Company is governed by PBU 6/01 "Accounting of fixed assets".
Property with value below 10 000 roules per a unit and useful life over 12 months, shall be accounted on account 10 "Materials" and shall be written off to production costs according to its putting into operations. Information on residuals of such property in stock shall be reflected in balance sheet in line "Fixed assets".
Real estate taken into operation and actually used starting for time of documentary proof of filing of documents for real estate registration are accounted within structure of fixed assets.

Evaluation basis
Historical costs of fixed assets acquired by the Company subject to payment are formed upon actual costs and include expenses on construction and acquisition of fixed assets less taxes payable. Historical costs of fixed assets received under agreements which provide for fulfillment of liabilities (payments) by non-monetary funds shall be recognized as a price of valuables handed over or subject to be handed

over on the basis of price upon which the Company usually define value of similar valuables in comparable circumstances. Value of fixed assets received free of charge is accounted as deferred income upon market value with subsequent attribution to financials. Expenses related to completion and additional supply of equipment increase historical costs of fixed assets.

According to Regulations of RF Government the Company annually revaluated its fixed assets from 1992 to 1997. In succeeding years fixed assets were not revaluated.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis from book value and norms for depreciation calculated for estimated useful lives of individual objects. Useful lives for new objects going to be commissioned shall be defined by the Company on its own taking into consideration requirements of Governmental Provisions No. 1 dd. 01.01.2002 «About classification of fixed assets to be included into depreciated groups».

For acquired fixed assets already being in operation depreciation shall be charged on a straight-line basis by book value and supposed their useful lives. Useful lives are defined by deduction of actual operation time documentary proven by previous owner of fixed assets from useful lives for new objects. For fixed asets acquired in 2001 related to groups of fixed assets "Agricultural tractors" and "Agricultural machinery and equipment", depreciation shall be charged on a basis of their value writing off upon full years of useful lives. For objects under preservation for over three months as well as within renewal period over 12 months depreciation is not charged.

Fixed assets	*Estimated useful lives*
Buildings	8-80 years
Facilities	3-20 years
Machinary and equipment	5-13 years
Vehicles	run
Others	4-20 years

Retirement, writing-off and disposal

Objects of fixed assets which retired or disposed shall be written off balance sheet together with accrued depreciation (if any). Any profits or losses of disposal or writing-off shall be reflected in Income Statement. As soon as fixed asset retirement, its amount of additional evaluation shall be carried from paid-in capital to retained profit of the Company maintaining within equity.

2. 4 INVENTORIES

Inventories are reflected in balance sheet on the basis of actual acquisition (production) costs with statement of their average costs in balance sheets. Warehouse value of inventories is different from that accounted on account "Materials" by a deviation value, as well as by a value of total differences, which accounted on account 16 "Deviation in inventory values". Deviation values are written-off on a monthly basis to production of products (works, services) pro rata value of inventories used.

Inventories received with no documents from suppliers shall be enetered as non-invoiced deliveries according to prices in agreements.

In case inventories are released to production or any other retirement they are evaluated upon average value. The calculation of this value includes quantity and value of materials at the beginning of the reporting period and all deliveries for the period.

Overalls independent of its life shall be accounted within current assets.

2. 5 FINANCIAL INVESTMENTS

Financial investments are accounted according to Provision on accounting PBU 19/02 .

Financial investments are accounted upon their historical costs on the basis of actual expenses on their acquisition. Only those financial investments are revaluated as of the reporting period end for which market values are defined in the set order.

In case of financial investments impairement marks for which market value cannot be defined, the Company makes a provision as of December 31 of the reporting year.

Debt securities and loans granted were not evaluated upon their discounted value.

In case of retirernent securities (shares, bonds) for which current market value is not defined are evaluated upon their historical costs of the first acquired (FIFO method).

2. 6 REVENUES AND COSTS

Revenues and costs of the Company are classified as income and expenses on common activity, operating, npn-operating and extra.

Income received from chargeable temporary use and possession of assets, rights, arising out of patents for invention, industrial models and other types of intellectual property, from stake in charter capital of other enterprises, interests receivable for lending cash and other income on securities not related to the Company's core activity shall be attributed to operating income.

In case of income groups separation, each accounts for 5 % and more of total income for the reporting period, a corresponding expense group shall be also separated.

Sales proceeds are defined upon transfer date of title for products, goods, results of works, services rendered (free of charge) on the basis of documents presented to buyers (customers).

Production costs of products (works, services) sold domestically or exported are defined by straight-line calculation on the basis of types of products and their actual costs.

Expenses related to products (services, works) sales are recognized in full in costs of products (services, works) sold in the reporting period as expenses on common activity.

Earlier general expenses were included into costs of goods produced and were distributed between costs of goods finished, semi-finished products, construction-in-progress pro rata their voumes. New procedure of their recognition was established by Provision on accounting policy for the purposes of accounting in 2004.

Income and expenses of social subdivisions being on separate balances are recognized as income and expenses on common activity.

Deferred income irrespective of its group are subject to be attributable to corresponding accounts of expenses accounting on the monthly basis by equal shares stipulated by agreements or settlements of he Company within the period to which they attribute.

Expenses on voluntary property and personal insuarance are included into costs of products manufactured (services rendered) within the reporting period in which the payment was effected under the agreement terms and conditions. If payment of lumpsum insuarance fees is provided for by insuarance agreement concluded for not more than one reporting period, expenses are revognized evenly within the agreement validity.

Expenses on repair and maintenance of fixed assets are recongnized as expenses on common activity at time it is completed. The Company creates provisions for decrease of inventories value, financial investments impairment, for doubtful debts and other provisions chargeable according to standard documents of bodies performing regulation of accounting. Evaluation provisions are charged from operating expenses.

A provision on fixed assets repair and a provision on advance payment of holidays to employees are not created.

2. 7 CONDITIONAL EVENTS OF ECONOMIC ACTIVITY AND EVENTS AFTER REPORTING DATE

A conditional event of economic activity means an event of economic activity taken place as of the reporting date in respect of which there is uncertainty as regards consequences of the event or probability of their appearance in the future, i.e. consequences formation depends on whether one or

several uncertain events take place in the future.

An event after the reporting date is identified as such of it made or could make a significant influence on financial performance, cash flows or results of the Company's activity and which took place between the reporting date and the date of financial statements signing for the reporting year.

2. 8 OPERATIONS IN FOREIGN CURRENCY

Opeations in foreign currency were initially reflected in Russian roubles according to exchange rate of the RF Central Bank published on date of the operation. Monetary items (cash and its equivalent, short-term securities), expressed in foreign currency as of the date of the balance are reflected upon the exchange rate published on the date of the reporting period end. Non-monetary items reflected upon their historical costs in foreign currency are accounted upon exchange rate published on the date of the operation. Exchange rate differences arisen from repayment of debt or from reflection of it upon exchange rate different from that upon which it was initially accountedin that period are attributed to profit and losses within other extra-sales income and expenses for the period when they occur. Exchange rate differences are reflected separately from other income and losses inclusive of financial results on operations with foreign currency. For the purpose of accounting stated recalculation into roubles is made upon exchange rate of the RF Central Bank on the date of the operation.

Exchange rate differences are calculated on:

- last day of each month;
- date of operation completion when there is a gap in time between beginning and end of the operation;
- in case of cash flow;
- upon exchange rate changes in case of balance in foreign currency petty-cash..

Exchange rates established by the RF Central Bank since 31.12.2004:

Forreign currency	*Exchange rate (roubles)*
1 USD	27,7487
1 EUR	37,8104
100 JPY	26,7509

2. 9 PRINCIPLES OF FINANCIAL STATEMENTS UPON SEGMENTS

The Company does not prepare consolidated financial statements but it believes it is important to submit information on activity segments to all concerned users of financial statements.

According to analysis of organizational and management structure as well as system of internal reporting of the Company, **information on operating segments** which are identified on the basis of differences between types of products, production and technological processes are taken as source information on segments.

Besides, according to principles of completeness and materiality the Company shows its activity aimed at transfer of its property to assets management as a separate operational segment. Risks different from risks of common activity are inherent to these operation. Financial results upon them are shown within operational income and expenses.

The following information is disclosed on operational segements: revenues, financial results, balance value of assets, depreciation charges for fixed assets and intangible assets and capex.

Information on geographical segments is disclosed by the Company on a secondary basis and only sales revenue is disclosed.

The Company has some assets which are located beyond its core business however they are insignificant and cannot be recognized as material for disclosure in the financial statements as regards to geographical segments separated upon assets location marks.

Nature of NLMK's core business and internal reporting system allow separating geographical segments upon location of sales markets.

These segments were allocated as a reporting segment on the basis of similarity in economic and political conditions in regions, proximity of operations, availability of specific risks relating to sales in particular regions.

2. 10 TAXES

Profit tax

Balance profit and taxable profit are defined according to current legislative requirements of the Russian Federation by use of different methods of assessment and accounting of income and expenses. According to PBU 18/02 "Accounting of profit tax computation" the Company takes into account constant and temporary differences which are generated on the basis of analytical data by comparison of balances on accounts and tax accounts. Comparison is made by groups of similar objects accounted on corresponding accounts.

Value added tax

Moment for determination of tax basis is established upon value date, i.e. the day of payment for goods shipped, services rendered.

Taxes charged for products shipped but not yet paid (services rendered) are accounted within the account payable. As soon as buyers and customers effect payments, taxes are subject to payment to the budget.

Property tax

Objects of fixed assets for which tax benefits are provided are accounted separately.

3. DESCRIPTION AND EXPLANATIONS

3. 1 STRUCTURE OF NLMK BALANCE SHEET for 2004 *thousand roubles*

ASSETS	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
I. Non-current assets						
Intangible assets	110	5 663	0,03	4 783	0	-880
Fixed assets	120	13 733 551	60,71	20 733 524	39,19	6 999 973
Construction-in-progress	130	5 592 235	24,72	4 808 654	9,09	-783 581
Interest-bearing investments to inventories	135	13 993	0,06	6 982	0,01	-7 011
Long-term financial investments	140	2 036 103	9,00	26 497 049	50,09	24 460 946
Deferred tax assets	145	43 733	0,19	49 567	0,09	5 834
Advance payments made for non-current assets	149	1 175 235	5,19	777 251	1,47	-397 984
Other non-current assets	150	22 469	0,10	29 706	0,06	7237
Total for Section I	**190**	**22 622 982**	**31,63**	**52 907 516**	**46,36**	**30 284 534**
II. Current assets						
Inventories	210	9 436 895	19,30	13 762 674	22,48	4 325 779
VAT	220	1 761 105	3,60	2 584 111	4,22	823 006
Accounts receivable (payments due over 12 months from reporting date)	230	83 463	0,17	86 573	0,14	3 110

Accounts receivable (payments due within 12 months from reporting date)	240	9 238 663	18,89	12 786 291	20,89	3 547 628
Short-term financial investments	250	21 810 666	44,60	29 389 712	48,01	7 579 046
Cash and its equivalents	260	6 552 565	13,40	2 590 278	4,24	-3 962 287
Other current assets	270	20 722	0,04	17 722	0,02	-3 000
Total for Section II	**290**	**48 904 079**	**68,37**	**61 217 361**	**53,64**	**12 313 282**
BALANCE	**300**	**71 527 061**	**100**	**114 124 877**	**100**	**42 597 816**

LIABILITIES	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
III. Capital and provisions						
Charter capital	410	5 987	0,01	5 993 227	5,69	5 987 240
Paid-in capital	420	10 463 984	16,06	4 423 266	4,20	-6 040 718
Capital reserves	430	898	0	299 661	0,28	298 763
Retaned profit (uncovered loss)	470	54 666 335	83,93	94 653 988	89,83	39 987 653
Total for Section III	**490**	**65 137 204**	**91,07**	**105 370 142**	**92,33**	**40 232 938**
IV. Long-term liabilities						
Deferred tax liabilities	515	622 112	86,89	825 633	89,62	203 521
Other long-term liabilities	520	93 876	13,11	95 628	10,38	1 752
Total for Section IV	**590**	**715 988**	**1**	**921 261**	**0,81**	**205 273**
V. Short-term liabilities						
Accounts payable	620	5 631 996	99,26	7 630 524	97,41	1 998 528
Debt to participants (founders) for income payment	630	6 393	0,11	182 602	2,33	176 209
Deferred income	640	35 480	0,63	20 348	0,26	-15 132
Total for Section V	**690**	**5 673 869**	**7,93**	**7 833 474**	**6,86**	**2 159 605**
BALANCE	**700**	**71 527 061**	**100**	**114 124 877**	**100**	**42 597 816**

3. 2 INTANGIBLE ASSETS

thousand roubles

Description	2003	2004	Change
1. Historical costs	18 493	19 588	1 095
2. Accrued depreciation	(12 830)	(14 805)	1 975
3. Residual value	5 663	4 783	-880
4. Received	942	1 564	622
5. Retired	784	469	-315
6. Depreciation (for a year)	(3 272)	(2 376)	-896

3. 3 FIXED ASSETS AND CAPEX

3. 3.1 Fixed assets

thousand roubles

Description	2003	2004	Change
1. Historical costs	30 161 775	38 181 648	8 019 873
2. Accrued depreciation	(16 428 224)	(17 448 124)	1 019 900
3. Residual value	13 733 551	20 733 524	6 999 973
4. Received	3 452 796	8 590 170	5 137 374
5. Retired	452 083	570 297	118 214
6. Depreciation (for a year)	(997 764)	(1 306 676)	308 912

Value of fixed assets with depreciated value repaid fully as of 31.12.2004 accounted for 7,606,518 thousand roubles (19,92% of historical value of fixed assets).
Upon results of 2004 the Company's expenses for capital and current repairs accounted for 4,010,716 thousand roubles.

Undepreciated fixed assets

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004	Change
Land lots *	1 044 780	1 044 691	-89
Objects under preservation	611 681	464 435	-147 246
Objects of residential fund	69 131	43 475	-25 656
Low value property	16 151	24 623	8 472
Others	2 587	2 606	19
Total	**1 744 330**	**1 579 830**	**-164 500**

**In 2002 the Company bought back a land lot of 2,756.6 hectare for industrial zone from the state..*

Fixed assets handed over for leasing

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004
Fixed assets handed over for leasing	159 387	141 236
Depreciation charged	(55 102)	(51 841)
Residual value	104 285	89 395

Fixed assets rented *thousand roubles*

Description	As of 31.12.2003	As of 31.12.2004
Fixed assets rented	409 880	454 188
Fixed assets being in operation received for leasing	624 448	-
Tools rented	9	30
Total	**1 034 337**	**454 218**

In the reporting year the Company bought back leasing property ahead of schedule for 1,273,814 thousand roubles.

3. 3. 2 Investments to fixed assets

In 2004 the Company continued implementation of the Technical Upgrading Program.
Capital investments by NLMK accounted for:

thousand roubles

Description	2000	2001	2002	2003	2004
Equipment for installation	521 896	1 610 035	1 753 689	2 775 610	3 946 666
Capital investments-in-progress	892 727	1 166 998	2 448 072	1 833 812	4 274 096
Advance payments	596 069	501 124	1 086 617	1 387 455	694 482
Intangible asstes	19 821	5 419	888	1 569	902
Total	**2 030 513**	**3 283 576**	**5 289 266**	**5 998 446**	**8 916 146**

Total amount of objects commissioned within implementation of Capex program of NLMK for 2004 accounted for 8,375,044 thousand roubles. Other inflows of fixed assets, inclusive of property with value below 10,000 roubles per a unit and useful life over 12 months accounted for 215,126 thousand roubles in 2004.

The biggest objects of Capex program commissioned in 2004.

Color-coating line 2 in Cold Rolling Shop 4; reconstruction of reheating furnace 5 in Hot Rolling Shop 3; Hydrogen Station in Gas Shop; Air separation unit of KAAP-30M type in Oxygen shop; HM de-sulf station in BOF shop 2.

3. 4 FINANCIAL INVESTMENTS

The Company has shares in its possession and equity holding in different Russian foreign companies. Shares of these companies do not have regular listings in Russian and foreign stock exchanges and are reflected in financial statements upon acquisition costs taking into account a provision for impairement.

Long-term financial investments *thousand roubles*

Description	Value as of 31.12.2003	Received	Retired	Value as of 31.12.2004	Provision charged for impairment as of 31.12.2004	Balance value as of 31.12.2004
Investments to subsdiaries	614 086	24 501 975	-	25 116 061	30 857	25 085 204
Investments to associates	12 049	99 101	11 994	99 156	-	99 156
Investments to other companies	352 930	22 222	29 051	346 101	5	346 096
Investments to joint ventures	2 699	-	1 212	1 487	1 487	-
Loans granted to companies and due over 12 months	29 455	20 781	2 487	47 749	-	47 749
State debt securities (bonds)	29 993	20 010	-	50 003	-	50 003
Debt securities (certificates of deposit, notes)	616 789	126 469	290 647*	452 611	-	452 611
Other long-term financial investments (deposits)	441 818	11 719	37 307	416 230	-	416 230
Total	**2 099 819**	**24 802 277**	**372 698**	**26 529 398**	**32 349**	**26 497 049**

Short-term financial investments *thousand roubles*

Description	Value as of 31.12.2003	Received	Retired	Value as of 31.12.2004	Provision charged for impairement 31.12.2004
Securities (promissory notes)	-	219 575	211 114	8 461	-
Debt securities (certificates of deposit)	246 331	591 450*	291 583	546 198	-
Deposits	16 519 121	939 710 531	927 394 599	28 835 053	-
Other short-term financial investments (НКД paid, cession)	20	-	20	-	-
Total	**16 765 472****	**940 521 556**	**927 897 316**	**29 389 712**	-

* *Amount of adjustment for long-term depositary certificates in case of their transfer to a short-term ones at time of 365 days or less remained before their repayment accounted for 234,969 thousand roubles.*
** *Besides, securities of Russian and foreign issuers for 5,045,194 thousand roubles acquired within asset management agreements are belonged to the Company.(see* ***Explanation 3.20.2****)*

Non-interest bearing notes of third parties were acquired by the Company for acceleration of settlements with buyers rather than for income deriving.

According to rules of income recognition interests on long-term certificates of deposit with maturity dates in 2005-2011 are not identified by the Company in the financial statements. Interest income as of 31.12.2004 accounts for 144,926 thousand roubles (average interest rate –13,51%).

Interests on long-term currency deposits are charged on monthly basis according to terms and conditions of agreements.

The Company has received the following revenue on deposits:

Description	Amounts, thousand roubles		Average interest rate, %	
	2003	2004	2003	2004
Short-term deposits	35 197	73 390	4,58	6,48
Short-term deposits in foreign currencies	571 670	598 499	4,73	4,12
Long-term certificate of deposits	10 130	34 596	15,20	13,63
Long-term deposits in foreign currencies	5 461	28 009	6,50	6,50

Dividens received

thousand roubles

Description	2003	2004
Dividends	2 291	22 170
Interest-bearing under OBГB3	4 588	2 545
Total	**6 879**	**24 715**

3. 5 INVENTORIES

тыс. руб.

Description	as of 31.12.2003		as of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Raw materials, materials and other similar goods – total:	*6 085 496*	64,48	9 435 769	68,56	3 350 273
of them: raw materials	2 240 592		3 611 056		
fuel	*213 303*		*562 478*		
spare parts	*1 181 075*		1 703 536		
auxiliary materials	1 785 585		2 279 952		
integral supplements	243 440		772 738		
Costs within poduction-in-progress	*2 713 672*	28,76	*3 810 675*	27,69	*1 097 003*
Finished products and goods for reselling	334 856	3,55	353 690	2,57	18 834

Deferred expenses	*259 811*	2,75	144 340	1,05	-115 471
Others	43 060	0,46	18 200	0,13	-24 860
Total	**9 436 895**	**100**	**13 762 674**	**100**	**4 325 779**

Efficiency of production inventories use

Index	2000	2001	2002	2003	2004
Financial costs, тыс. руб.	20 505 069	22 943 097	26 225 281	35 287 656	54 077 664
Average remains of production inventories, thousand roubles	3 289 737	4 624 672	4 409 391	5 232 333	7 760 632
Turnover ratio (line1/line2)	6,23	4,96	5,95	6,74	6,97
Duration of production inventories, days (365/ line3)	58	73	61	54	52

Against a background of absolute size of production inventories coused by growth of purchasing prices and increase of production yield, an acceleration of their turnover rate is witnessed. The Company monitors overstandard, old inventories and other illiquid funds on a on-going basis. To reflect realistic assessment of inventories in the statements the Company has made a provision for their value depreciation which accounts for as of 31.12.2004:

thousand roubles

Description	Amount
A provision for decrease in inventories value	696
A provision for decrease in contruction-in-progress value	31 351
Total	**32 047**

3. 6 ACCOUNTS RECEIVABLE AND PAYABLE

3. 6. 1 Structure of accounts receivable

thousand roubles

Description	As of 31.12.2003		As of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Buyers and customers	7 373 070	70,24	9 525 905	69 ,79	2 152 835
Advance payments made*	1 658 857	15,80	1 542 688	11,30	-116 169

Other debtors	1 465 434	13,96	2 581 522	18,91	1 116 088
Total accounts receivable	**10 497 361**	**100**	**13 650 115**	**100**	**3 152 754**

**Here and further information takes into account advance payments made for non-current assets.*

The Company has made a **provision for doubtful debts.** As of 31.12.2004 it accounted for 160,808 thousand roubles.

thousand roubles

Description	Amount
Buyers and customers	41 166
Advance payments made	153
Other debtors	119 489
Total	**160 808**

Other debtors

thousand roubles

Type of receivables	As of 31.12.2003			As of 31.12.2004		
	Amount of receivables	Amount of provision	Balance assessment	Amount of receivables	Amount of provision	Balance assessment
Other long-term accounts payable, total inclusive:	**30 613**	-	**30 613**	**22 143**	-	**22 1**
settlements with personnel for other operations	15 603	-	15 603	22 143	-	22 1
settlements for financial investments	15 010	-	15 010	-	-	
Other short-term accounts receivable, total inclusive of:	**1 574 050**	**139 229**	**1 434 821**	**2 678 868**	**119 489**	**2 559 3**
settlements with the budget and oxtra-budget funds for taxes	1 044 803	-	1 044 803	1 373 848	-	1 373 8
settlements with advance holders	396	-	396	1 573	-	1 5

settlements with personnel for wages, salaries and other operations	5 669	62	5 607	64 713	-	64 7
settlements for claims	166 690	115 681	51 009	173 747	119 066	54 6
settlements for interests charged	196 940	-	196 940	84 582	-	84 5
settlements for assets management agreements	-	-	-	159	-	1
settlements with customs	63 828	-	63 828	450 315	-	450 3
settlements for financial investments	53 029	23 029	30 000	473 930	-	473 9
others	42 695	457	42 238	56 001	423	55 5

List of debtors with the largest debt as of 31.12.2004

thousand roubles

Description	Amount of debt
OOO «TRADING HOUSE NLMK», Moscow	50 796
OAO «TRUBOSTAL», S.-Petersburg	74 714
OOO «UNITED COAL CONCERN», Moscow	81 134
«TRANSRESCH», Germany	83 047
ZAO «ENGELSK PIPE PLANT», Engelsk	86 107
OOO «LIPETSKREGIONGAS», Lipetsk	88 552
«GOSHA - FOM D.O.O.», Yugoslavia	107 760
OOO «NTK», Moscow	214 564
«DANIELI AND K. OFFICINE MECCANICE S.P.», Moscow	226 647
«ALSTOM POWER», Germany	303 003
MINISTRY OF PROPERTY, Yakutsk	450 000
«FINANCIAL CONTROL DIVISION IN LIPETSK REGION / LIPETSK CUSTOMS», Lipesk	460 271
«STINOL AG», Switzerland	474 485
«MURFIELD COMMODITIES COMPANY», UK	1 378 422
«TUSCANY INTERTRADE (UK)», UK	2 854 679
«STEELCO MEDITERRANEAN TRADING LTD», Cyprus	3 889 327
Total	**10 823 508**

In 2004 2,04 % of total accounts receivable was reconciliated by mutual accounts as compared to 2,39 % in 2003.

Accounts receivable upon time of formation


1,18%
1,04%
97,78%
2004
2003
1996-2002

Accounts receivable as of 31.12.2004 upon maturity dates

thousand roubles

Description of accounts receivable	Maturity dates upon agreements						
	up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 года	over 1 year	Total
Accounts receivable, total inclusive	**2 749 378**	**4 536 824**	**5 234 848**	**694 137**	**325 612**	**109 316**	**13 650 1**
buyers and customers	429 749	3 999 537	5 023 902	1 899	15 595	55 223	9 525 9(
advance payments made	240 893	352 225	83 079	540 423	294 118	31 950	1 542 6:
other debtors	2 078 736	185 062	127 867	151 815	15 899	22 143	2 581 5:
Past-due							195 4

Dynamics of accouts receivable turnover

Index description	Method of calculation	2000	2001	2002	2003	2004
Accounts receivable turnover ratio (in turns per a year)	Sales revenue / Accounts receivable (240 line of form 1) (average)	6,34	5,76	8,22	9,58	11,4
Average period of buyers crediting (days)	360 / Accounts receivable turnover ratio (in turns per a year)	56,78	62,50	43,80	37,58	31,4

3. 6. 2 Structure of accounts payable

thousand roubles

Description	As of 31.12.2003		As of 31.12.2004		Change
	Amount	Share, %	Amount	Share, %	
Suppliers and contractors	2 064 812	36,02	2 334 129	29,52	269 317
Debts to personnel	148 349	2,59	8 957	0,11	-139 392
Debts to the budget and state extra-budget funds	900 722	15,71	1 974 193	24,96	1 073 471
Debts to shareholders *	6 393	0,11	182 602	2,31	176 209
Advance payments received**	2 370 102	41,35	2 969 713	37,55	599 611
Other creditors	241 887	4,22	439 160	5,55	197 273
Total accounts payable	**5 732 265**	**100**	**7 908 754**	**100**	**2 176 489**

*** All procedures established by the Russian Law related to notification of shareholders of the right to dividends are fulfilled by the Company.**

**** Hereinafter advance payments received from buyers and customers are reflected as VAT-free subject to payment to the budget (494,119 thousand roubles as of 31.12.2003 and 594,457 thousand roubles as of 31.12.2004)**

List of creditors to whom the Company has the largest accounts payable as of 31.12.2004

thousand roubles

Name	Amount of debt
ZAO «TD «SEVERSTAL-INVEST», Cherepovets	52 250
«V.I. KOZLOV MINSK ELECTRICAL PLANT», Belorussia	55 727
OOO «MEGA-MMETALL», Moscow	56 199
OOO «TEKHSPETSUNIVERSAL», Moscow	59 964
OOO «TITAN», Moscow	69 850
OOO «RPAS», Moscow	80 248
OOO «LARMET», Moscow	85 664
AKB «TEVRUNVERSALBANK», Tver	90 000
OOO JV «CONTESSA», Moscow	93 949
ZAO Refrigerator Plant «STINOL», Lipetsk	97 233
OAO «IINPROM», Taganrog	134 315
OAO «BELON», Novosibirsk	136 611
ZAO «METALLOCOMPLECT-M», Moscow	140 993
ZAO «SIBUGLEMET», Moscow	143 125
OOO «STAL», Uglich	178 738
«AC ASSOCIATED CONTRACTORS A.C.», Switzerland	191 915
ZAO «STALPROKAT», Moscow	196 974
OOO PKF «DIPOS», Moscow	211 093
OOO «INSAYUR-STAL», Gorno-Altaysk	541 994

OOO «TRADING HOUSE NLMK», Moscow	642 803
Total	**3 259 645**

Accounts payable as of 31.12.04 upon maturity dates

thousand roubles

Description of accounts payable	Maturity date under agreements						
	up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	over 1 year	Total
Accounts payable, total, inclusive:	**4 241 201**	**510 382**	**780 843**	**6 117**	**2 274 583**	**95 628**	**7 908 7**
suppliers and contractors	1 833 769	206 071	80 666	4 280	209 343	-	2 334 1:
debts to personnel	8 957	-	-	-	-	-	8 9:
debts to shareholders	75 265	-	107 337	-	-	-	182 6(
debts to the budget and state extra-budget funds	1 974 193	-	-	-	-	-	1 974 1'
advance payments received	298 780	26 542	580 157	1 510	2 062 724	-	2 969 7
other creditors	50 237	277 769	12 683	327	2 516	95 628	439 1(
Past-due							217 8:

Dynamics of accounts payable turnover

Index description	Calculation method	2000	2001	2002	2003	200
Accounts payable turnover ratio (turnovers per a year)	Sales revenue / Accounts payable (620 line form 1) (average)	9,81	10,42	9,80	9,03	9,(
Average period of crediting by suppliers (days)	360 / Accounts payable turnover ratio (turnovers per a year)	36,70	34,55	36,73	39,87	37,4(

3. 6. 3 Ratio of accounts receivable to accounts payable (for the purpose of working capital analysis)

thousand roubles

Index description	Balance as of 31.12.2003	Balance as of 31.12.2004
Short-term accounts receivable	9 238 663	12 786 291
Short-term accounts payable	5 638 389	7 813 12€
Change (+,-)	+ 3 600 274	+ 4 973 16:
Long-term accounts receivable	83 463	86 57:

Long-term accounts payable	93 876	95 628
Change (+,-)	-10 413	- 9 055
Ratio of accounts receivable to accounts payable	1,63	1,63

3. 7 CASH AND ITS EQUIVALENTS

thousand rubles

Description	as of 01.01.2004		as of 31.12.2004		Change
	Value	Share, %	Value	Share, %	
Petty-cash	2 025	0,03	578	0,02	-1 447
Settlement accounts	89 723	1,37	1 759 873	67,95	1 670 150
Currency accounts	4 607 007	70,31	296 213	11,43	-4 310 794
L/Cs	1 524 177	23,26	461 783	17,83	-1 062 394
Cash and its equivalents in assets management	328 291	5,01	70 658	2,73	-257 633
Other cash	1 342	0,02	1 173	0,04	-169
Total	**6 552 565**	**100**	**2 590 278**	**100**	**-3 962 287**

Information on cash flows is disclosed in Cash Flows Statements (Form 4).

Data of Cash Flows Statements characterizes changes in financial position of the Company in the context of current, investment and financial activity.

Operations related to income and expenses from common activities stipulated in the Statute are attributed to current activity.

Acquisition and sales of property, intangible assets and other non-current assets by the Company, its own construction, R&D expenses are attributed to investment activity. Besides operations with financial investments: acquisition of long-term and short-term securities and their sales; contributions to charter capitals of other companies; granting of loans are included here.

In Section «Cashflows in financial activity» the Company has reflected payments of financial rent (leasing) according to Order of the RF Ministry of Finance No. 67н dd. July 22, 2003.

All indices of currency cashflows are recalculated under exchange rate of the Central Bank as of December 31, 2004.

Index «Degree of exchange rate impact as related to the Russian rouble» is a difference between incoming cash balance in reporting currency and outcoming balance of the previous year calculated according to exchange rates of the Russian Central Bank as of 31.12.2004 and 31.12.2003 respectively.

3. 8 CAPITAL

thousand roubles.

Description	as of 31.12.2003	as of 31.12.2004
Charter capital	5 987	5 993 227
Reserve capital	898	299 661

Additional capital, total	10 463 984	4 423 266
inclusive of: revaluation of fixed assets	9 692 207	3 651 489
profit allocated to financial of objects put into operation	563 138	563 138
other sources	208 639	208 639
Retained profit, total	54 666 335	94 653 988
inclusive of previous years	31 971 469	51 043 429
reporting year	22 694 866	43 610 559

In 2004 the Company increased its charter capital by additional capital generated by revaluation of fixed assets. Increase was done by additional issue of 5 987 240 000 common stock with par value of 1 rouble, distributed among shareholders. Alongside, the reserve capital was increased by 298 763 thousand roubles from retained profit to the size stipulated in the Statute.

Largest shareholders of NLMK (having over 5% of charter capital) as of December 31, 2004

Name	Share in charter capital, %
SILENER MANAGEMENT LTD	18,98
MEROBEL INVESTMENTS LIMITED	18,70
ULTIMEX TRADING LIMITED	18,15
VEFT ENTERPRISES LIMITED	16,31
CASTELLA INVESTMENTS LIMITED	15,94
Closed JSC «LKB-INVEST»	7,52

Utilization of retained profit

thousand roubles

Directions	In 2003 profits for 2002		In 2004 profits for 2003	
	directed	**used**	**directed**	**used**
Technical upgrading and investment programs	8 188 000	6 037 747	25 773 684	32 756 206
Dividends	1 871 012	1 871 012	3 622 906	3 622 906
Impact of deferred tax liabilities on retained profit	-	427 241	-	-
Total	**10 059 012**	**8 336 000**	**29 396 590**	**36 379 112**

Retained profit of the current year was partially used for dividends payment for 9 months *(see **Explanation 3.9**)* and for reserve capital replenishment.

Structure of retained profit of previous years as of December 31, 2004

thousand roubles.

Index	Amount
Profit directed to investment financing	(6 982 522)
Profit used for investment financing	54 011 246
Profit used for liabilities repayment	4 014 705
Total	**51 043 429**

3.9 DIVIDENDS

Dividends are paid to the shareholders of the Compny out of net profit determined on the basis of the Financial Statements prepared under RF law. Dividend are paid out in cash in declared amount within 90 days from date of the respective decision of the General Shareholders' Meeting.

According to the Dividend policy the General Shareholders' Meeting is eligible to make a decision to pay intermediate dividends in case financial performance of the Company permits their payment without any injury to the current activity and implementation of its further development programs.

In the reporting years th efollowing dividends were declared for common stock taking into account additional issue:

upon results of 2003 - 0,6045 roubles per share;

upon resuls of 9 months of 2004 - 1 rouble per share.

Amount of dividends charged by shareholders types

thousand roubles

Shareholders	upon results of 2002	upon results of 2003	upon results of 9 months of 2004
Legal persons	1 810 677	3 535 411	5 851 549
Natural persons – employees of NLMK	29 684	40 272	64 583
Other natural persons	30 651	47 223	77 095
Total dividends	1 871 012	3 622 906	5 993 227

As of 31.12.2004 99% of dividends were paid upon results of 2002 and 2003 and 97% upon results of 9 months of 2004.

3. 10 OTHER LONG-TERM LIABILITIES

thousand roubles

Description	Value as of 31.12.2003	Value as of 31.12.2004
Notes due	90 000	90 000
VAT due upon long-term accounts receivable	3 876	5 628
Total	**93 876**	**95 628**

Interest-free notes issued by the Company were used as security for payment of shares acquisition in an associate.

3. 11 INCOME STATEMENTS

For the purposes of comparability of Income Statements of the Company indices on common activity for 2003 were recalculated according price index of industrial manufacturers for 2004:

thousand roubles

Name of index	For 2004	For 2003	Change

		Upon financial statements	With price index (1,283)	(2-4)
1	2	3	4	5
Sales revenues	126 180 664	75 026 216	96 258 635	29 922 029
Cost of sales	(60 619 761)	(41 148 432)	(52 793 438)	7 826 323
Gross margin	65 560 903	33 877 784	43 465 197	22 095 706
Commercial expenses	(1 270 564)	(1 135 613)	(1 456 991)	-186 427
Administrative expenses	(1 809 543)	(1 407 591)	(1 805 939)	3 604
Sales profit	**62 480 796**	**31 334 580**	**40 202 267**	**22 278 529**

Amount of general expenses in residuals of construction-in-progress, finished products, semi-finished products as of 31.12.2003 accounted for 42 452 thousand roubles.

According to changes in accounting policy from 01.01.2004 cost of goods sold include all general expenses and residuals stated above. If the stated procedures were applied since 01.01.2003, sales profit fro 2003 would have decreased by 42 452 thousand roubles, and profit for 2004 would have increased by the corresonding amount.

3. 12 SALES REVENUES

thousand roubles

Description	For 2003	For 2004	Change
1. Export sales	41 976 408	81 110 441	39 134 033
2. Domestic sales	30 354 859	41 580 730	11 225 871
3. Sales by subdivisions inclusive of:	2 246 140	2 764 534	518 394
NLMK-DV Branch (city of Vladivostok)	1 901 529	2 348 537	447 008
Other subdivisions	344 611	415 997	71 386
4. Sales of in-house materials	132 336	78 655	-53 681
5. Sales of goods bought for reselling	75 263	417 436	342 173
6. Sales though shops of service center	56 954	74 552	17 598
7. Sales of appartments	161 271	143 450	-17 821
8. Sales of leasing services	22 985	10 866	-12 119
Total sales revenues	**75 026 216**	**126 180 664**	**51 154 448**

Structure of sales revenues


2003 год
41,83%
58,17%
экспорт
внутренний рынок


2004 год
34,05%
65,95%
экспорт
внутренний рынок

3. 13 OTHER OPERATING INCOME

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Income from rent	19 866	0,07	27 432	0,03	7 566
From sales of fixed assets	47 832	0,17	14 383	0,02	-33 449
From transfer of fixed assets to charter capital	7 613	0,03	-	-	-7 613
From liquidation of fixed assets	28 035	0,10	99 024	0,11	70 989
From sales of foreign currency	20 752 429	72,50	71 429 749	81,69	50 677 320
From sales of foreign currency to asset management	3 870 702	13,52	1 035 126	1,18	-2 835 576
From sales of securities	1 409 715	4,93	286 835	0,33	-1 122 880
From transactions with securities being in asset management	2 348 073	8,20	14 355 557	16,42	12 007 484
From sales of bought inventories	20 075	0,07	14 741	0,02	-5 334
Others	118 197	0,41	179 734	0,20	61 537
Total	**28 622 537**	**100**	**87 442 581**	**100**	**58 820 044**

3. 14 OTHER OPERATING EXPENSES

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Expenses related to sales of fixed assets	52 306	0,19	16 280	0,02	-36 026
Expenses for giving of fixed assets to rent	11 471	0,04	13 682	0,02	2 211
For free transfer of fixed assets	44 715	0,15	33 154	0,04	-11 561

For transfer of fixed assets to charter capital	4 494	0,02	11 830	0,01	7 336
For liquidation of fixed assets	35 967	0,12	112 919	0,14	76 952
For sales of currency	20 764 137	71,82	71 447 796	85,84	50 683 659
For sales of foreign currency to asset management	3 870 702	13,39	1 035 830	1,24	-2 834 872
For sales of securities	1 338 729	4,63	242 318	0,29	-1 096 411
Expenses for purchasing of foreign currency in asset management	-	-	942	-	942
For transaction with securitins being in asset management	2 161 637	7,48	9 843 250	11,83	7 681 613
For sales of bought inventories	19 543	0,07	14 550	0,02	-4 993
Property tax	318 830	1,10	291 602	0,35	-27 228
Tax for the police maintenance	1 465	-	-	-	-1 465
Others	285 847	0,99	169 851	0,20	-115 996
Total	**28 909 843**	**100**	**83 234 004**	**100**	**54 324 161**

3. 15 NON-OPERATING INCOME

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties	15 962	1,23	19 828	0,80	3 866
Profit of previous years	21 892	1,69	39 969	1,62	18 077
Exchange difference	1 180 321	91,30	2 351 117	95,38	1 170 796
Writing-off past-due accounts payable	7 835	0,61	8 223	0,33	388
Surplus revealed during inventory check	30 741	2,38	11 287	0,46	-19 454
Others	36 102	2,79	34 806	1,41	-1 296
Total	**1 292 853**	**100**	**2 465 230**	**100**	**1 172 377**

3. 16 NON-OPERATING EXPENSES

thousand roubles

Description	For 2003		For 2004		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties under agreements, law expenses	14 674	0,48	12 310	0,27	-2 364
Loss of previous years	40 257	1,28	243 622	5,36	203 365

Exchange difference	2 452 124	77,94	3 455 736	75,98	1 003 612
Writing-off accounts payable	75 875	2,41	5 965	0,13	-69 910
Expenses for currnecy conversion	9 274	0,29	2 326	0,05	-6 948
Additional payments to the personnel	253 886	8,07	516 586	11,36	262 700
Social expenses	38 010	1,21	27 476	0,60	-10 534
Fees to voluntary pension security of employees	68 262	2,17	75 117	1,65	6 855
Charity expenses	6 209	0,20	7 134	0,16	925
Tax fines	19 960	0,63	10 208	0,22	-9 752
Others	167 511	5,32	191 741	4,22	24 230
Total	**3 146 042**	**100**	**4 548 221**	**100**	**1 402 179**

3. 17 TAXES AND TAX LOAD

Name	2000	2001	2002	2003	2004
Total for taxes paid, thousand rubles	**7 694 135**	**4 237 450**	**5 827 186**	**9 253 148**	**16 608 263**
including: income tax	5 164 118	2 241 131	3 903 963	7 037 286	14 487 045
single social tax	639 644	876 839	1 044 022	1 132 289	1 268 801
property tax	234 081	284 264	183 662	283 133	290 084
land tax	107 941	108 300	56 620	363 913	371 114
other	1 548 351	726 916	638 919	436 527	191 219
Proceeds from sales of goods (works, services)	**38 619 112**	**37 220 599**	**53 296 838**	**75 026 216**	**126 180 664**
Aggregate tax load, %	19,92	11,38	10,93	12,33	13,16

The structure of taxes paid (%)

Name	2000	2001	2002	2003	2004
Income tax	67,12	52,89	66,99	76,05	87,23
Single social tax	8,32	20,69	17,92	12,24	7,64
Property tax	3,04	6,71	3,15	3,06	1,75
Land tax	1,40	2,56	0,98	3,93	2,23
Other	20,12	17,15	10,96	4,72	1,15

Income tax

In accordance with Accounting rule 18/02 "Accounting of expenses under income tax" the Company accounts permanent and temporary differences.

Permanent differences making up fixed tax liabilities are related to the presence of fact or appraisal of profit and losses acknowledgement in the accounting or tax accounting of only one reporting period

and does not affect the formation of taxable profit of other reporting periods.

Temporary differences are determined by profit and losses making up accounting profit in one reporting period and taxable profit in another reporting period. Temporary differences form a defered tax asset and deferred tax liability. Deferred tax asset and deferred tax liability reflect part of income tax by which the tax subject to payment to the budget in the following reporting periods is reduced or increased.

Income ta[calculation in accordance with the reqirements of Rule of accounting 18/02.

thousand rubles

Name	For 2003	For 2004
Income tax under accounting date	7 175 366	15 743 749
Fixed tax liabilities	153 052	6 133
Deferred tax assets	13 623	5 834
Deferred tax liabilities	(164 760)	(203 522)
Income tax upon tax computations	7 177 281	15 552 194

VAT

Being a conventional exporter, the Company sells the major portion of its products at 0% tax rate.

Tax amounts paid to suppliers and contractors for buying goods (works, services) exceed the tax amount computed from the sale of goods. The difference is submitted for reimbursement from the budget.

Since the change in the tax legislation in 1.01.05, 0% tax rate is set for selling products to the Republic of Belarus, which will lead to the increase in tax amounts reimbursed from the budget.

thousand rubles

Name	2000	2001	2002	2003	2004
VAT reimbursed from budget	1 833 240	751 665	1 144 742	1 752 942	2 684 937

Single social tax

The Company computes single social tax under regressive scale pursuant to Tax Code of the RF.

Share of the employees whose taxable base coreesponded to regressive scale, that is income amount exceeded 100 thd. rubles, accounted for 35% in 2003, and for 52% in 2004. Application of tax concessions to Sungle social tax reduced the amount of tax charged for 2004 by 6 046 thousand rubles against 5 253 thousand rubles for 2003.

Since 1.01.05 the rate of single social tax amounts to 26% (35,6 in 2004), regressive tax rates are applicable in case an employee's tax base exceeds 280 thousand rubles (100 thousand rubles in 2004).


Single social tax 2000-2004
mln. Rubles
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
ECH
ФОТ

Name	2000	2001	2002	2003	2004
Tax rate (%)	38,5	37,0	35,6	35,6	35,6
Effective rate of single social tax	38,16	34,89	32,84	30,80	28,35

3. 18 PROFIT PER SHARE

Base profit per share is defined as the ratio of the base profit of the reporting period to the average weighted amount of common shares being in circulation during the reporting period.

Item	For 2003	For 2004
Net (base) profit of the reporting period, thousand rubles	22 568 939	49 849 071
Average weighted amount of common stock deing in circulation, pcs	5 987 240 000*	5 993 227 240
Base profit per share, rubles	3,77	8,32

* Due to additonal common stock issue the data for 2003 are brought to conformity pursuant ro Methodical recommendations.

3. 19 INFORMATION ON AFFILIATED PERSONS

The list of NLMK's affiliated persons as of 31.12.04.

Item No.	Affiliated person	Activity of affiliated person and the ground for being an affiliated person	The date of the ground	Amount of the Company's shares belonging to the affiliated person (pcs.)	Share affiliat person the Compa equit
		Natural persons			
1.	Name :/**Bagrin Oleg Vladimirovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
2.	Name:/**Gagarin Nikolay Alekseevich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
3.	Name:/**Gindin Dmitriy Aronovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
4.	Name:/**Kiselev Oleg Vladimirovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
5.	Name:/**Lisin Vladimir Sergeevich** Residence: Lipetsk, Russia	A member of the Company's Board	25.06.04г.	-	-
6.	Name:/**Sagalov Mihail Mironovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
7.	Name:/**Skorohodov Vladimir Nikolaevich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
8.	Name:/**Fedorov Vyacheslav Petrovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
9.	Name:/**Fedorov Igor Petrovich** Residence: Moscow, Russia	A member of the Company's Board	25.06.04г.	-	-
10.	Name:/**Aglyamova Galina Alexandrovna** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00[illegible]
11.	Name:/**Anisimov Igor Nikolaevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	102 010	0,00[illegible]
12.	Name:/**Gorodilov Pavel Viktorovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	13 013	0,00[illegible]
13.	Name:/**Koryshev Anatoliy Nikolaevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
14.	Name:/**Kravchenko Alexander Ivanovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0,00[illegible]
15.	Name:/**Mamyshev Valeriy Andreevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00[illegible]
16.	Name:/**Melnik Sergey Petrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-

17.	Name:/**Nastich Vladimir Petrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0,00%
		Exercises the authority of the Company's single executive body	25.06.04г.	-	-
18.	Name:/**Rakitin Sergey Alexandrovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00%
19.	Name:/**Smirnov Vladislav Anatolievich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
20.	Name:/**Sokolov Alexander Alekseevich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0,00%
21.	Name:/**Suhanov Valeriy Fedorovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	11 011	0.00%
22.	Name:/**Tretyakov Vladimir Arkadievich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
23.	Name:/**Chelyadin Sergey Valentinovich** Residence: Lipetsk, Russia	A member of the Company's corporate executive body	23.12.04г.	-	-
24.	Name:/**Chernov Pavel Pavlovich** Residence: Moscow , Russia	A member of the Company's corporate executive body	23.12.04г.	10 010	0.00%
		Legal persons			
25.	**FLETCHER INDUSTRIAL EQUITY FUND LIMITED** Location: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas Postal address: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas	Investment activity The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	31.12.04г.	-	-
26.	**Limited liability company "AvtoKIM-2001"** Location: 7, Bagrationovskiy proezd, Moscow, 121087 Postal address: 7, Bagrationovskiy proezd, Moscow, 121087	Organization of carriage of passangers, development of car assembly and repair production The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	24.01.02г.	-	-
27.	**Limited liability company «Investment company "LKB-Finance"** Location: 8, ul. Internatsionalnaya, Lipetsk, 398600 Postal address: 8, ul. Internatsionalnaya, Lipetsk, 398600	Leasing activity, activity on securities market The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	20.11.02г.	-	-

28.	**Limited liability company "Karavella"** Location: 2, Morskoy boulevard, Tuapse, Krasnodar Territory, 352800 Postal address: 2, Morskoy boulevard, Tuapse, Krasnodar Territory, 352800	Provision of hotel and catering services The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
29.	**Limited liability company "Nafta(T)"** Location: 2, ul. Maksima Gorkogo, Tuapse, Krasnodar Territory, 352800 Postal address: 2, ul. Maksima Gorkogo, Tuapse, Krasnodar Territory, 352800	Treatment of ship ballast and industrial storm waters The person belong to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
30.	**Limited liability company "Novolipetskaya insurance company"** Location: 30, ul. Nedelina, Lipetsk, Russia, 398059 Postal address: 30, ul. Nedelina, Lipetsk, Russia, 398059	Compulsory and voluntary medical insurance The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	27.11.00г.	-	-
31.	**Limited liability company " Medical insurance company Argo-Shans"** Location: 7, ul. Sovetskaya, Lipetsk, Russia, 398001 Postal address: 7, ul. Sovetskaya, Lipetsk, Russia, 398001	Compulsory medical insurance The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	25.06.99г.	-	-
32.	**OJSC "Tuapse shipyard"** Location: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800, г. Туапсе, ул. Максима Горького, д.11 Postal address: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800,	Maintanace and repair of ships of various purposes The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-

33.	**OJSC "Firm "Tuapsegrazhdanstroy""** Location: 12, ul. Gagarina, Tuapse, Krasnodar Territory, 352800 Postal address: 11, ul. Maxima Gorkogo, Tuapse, Krasnodar Territory, 352800	Industrial and civil construction The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions being the persons charter capital	11.06.04г.	-	-
34.	**Subsidiary company "Rest house "Novolipetskiy Metallurg""** Location: 25, per. Chehova, Morskoe village, Sudak, the Crimean autonomy, the Ukraine, 334886 Postal address: 25, per. Chehova, Morskoe village, Sudak , the Crimean autonomy, the Ukraine, 334886	Provision of social and cultural services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	06.08.96г.	-	-
35.	**Limited liability company "Vimet"** Location: 35a, pr. Mira, Lipetsk, Russia 398005 Postal address: 35a, pr. Mira, Lipetsk, Russia 398005	Wholesale supplies of iron ore for steelmaking The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.02.02г.	-	-
36.	**Limited liability company "Vtormetsnab NLMK"** Location: 2, pl. Metallurgov, Lipetsk, Russia, 398040 Postal address: 2, pl. Metallurgov, Lipetsk, Russia, 398040	Storage, reprocessing and sales of ferrous scrap The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.	-	-
37.	**Limited liability company "Karamyshevskoe"** Location: Karamyshevo village, Gryazi area, Lipetsk region, 399077 Postal address: Karamyshevo village, Gryazi area, Lipetsk region, 399077	Porduction and reprocessing of agricultural products The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	30.12.02г.	-	-
38.	**Limited liability company "Larmet"** Место нахождения: 44/28, ul. Studencheskaya. Moscow, Russia 121165 Postal address: 44/28, ul. Studencheskaya. Moscow, Russia	Purchase of raw materials for industrial process as well as for trade in metal products The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	24.01.02г.	-	-

39.	**Limited liability company "Lipetsk city energy company"** Location: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001 Postal address: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001	Steam and hot water generation, staorage of oil and gas, heat network operation The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	21.05.04г.	-	-
40.	**Limited liability company "Lipetsk insurance company Shans"** Location: 30, ul. Nedelina, Lipetsk, Russia, 398059 Postal address: 30, ul. Nedelina, Lipetsk, Russia, 398059	Insurance activity The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	19.12.97г.	-	-
41.	**Limited liability company "Independent transportation company"** Location: 32A, Leninskiy prospect, Moscow, Russia, 119991 Postal address: 32A, Leninskiy prospect, Moscow, Russia, 119991	Provsion of services on arrangement of cargoes transportation, railway transport services, forwarding services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.	-	-
42.	**Limited liability company "Neptune"** Location: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005 Postal address: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005	Provision of sports and health-improving services The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	23.03.04г.	-	-
43.	**Limited liability company "Novolipetskoe"** Location: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052 Postal address: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052	Production and sales of agricultural products, wholesale trade The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	17.07.02г.	-	-
44.	**Limited liability company "Stal"** Location: 1, ul. Lenina, Yaroslavl region, Uglich Postal address: 1, ul. Lenina, Yaroslavl region, Uglich, Russia, 152620	Procurement and sales activity, trade and purchase activity The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	15.07.98г.	-	-

45.	**Limited liability company "NLMK Trading House"** Location: bldg. B, 1/15, Kotelnicheskaya nab., Moscow,109240 Postal address: bldg. B, 1/15, Kotelnicheskaya nab., Moscow,109240	Trade and intermidiate activity (domestic and foreign trade in non-ferrous and ferrous metals, provision of intermidiate, legal and consulting and representation services) The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	02.07.04г.	-	-
46.	**OJSC "Dolomite"** Location: 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854 Postal address: 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854	Extraction, refinement and sales of furnace dolomite The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	23.07.99г.	-	-
47.	**OJSC "Kombinat KMAruda"** Location: 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510 Postal address: 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510	Extraction, refinement, and sales of iron ore for iron and steel industry The person belongs to the Company's group The Company has the right to control over 50% of total votes for share fractions (deposits, shares) being the persons charter capital	29.05.00г.	-	-
		The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	04.11.04г.		
48.	**OJSC "Lipetsk Gipromez** Location: 1, ul. Kalinina, Lipetsk, Russia, 398600 Postal address: 1, ul. Kalinina, Lipetsk, Russia, 398600	Design and survey activities The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	28.12.95г.	-	-
49.	**OJSC "Severnaya Neftegazovaya Company"** Location: bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082 Postal address: bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082	Extraction, refinement, transportation of oil and gas, mineral ois production The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	16.09.04г.	-	-

50.	**OJSC "Stoylensk GOK"** Location: Stary Oskol, Belgorod region, Russia, 309530 Postal address: : Stary Oskol, Belgorod region, Russia, 309530	Digging and benefecation of ferrous metal ores and other minerals The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	05.05.04г.	-	-
51.	**OJSC "Studenovskaya mining stock company"** Location: 4, ul. Gaydara, Lipetsk, Russia, 398008 Postal address: 4, ul. Gaydara, Lipetsk, Russia, 398008	Extraction , refinement and sales of fluxing dolomite The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	14.04.00г.		
52.	**OJSC "Tuapse trade sea port"** Location: 2, ul. Maxima Gorkogo, Krasnodar Territory, Russia, 352800 Postal address: 2, ul. Morskoy Boulevard, Krasnodar Territory, Russia, 352800	Servicing of ships, handling operations The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	11.06.04г.	-	-
53.	**OJSK "Lipetskcombank"** Location: 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600 Postal address: 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600	Provision of banking services to legal and natural persons The Company has the right to control over 20% of total votes for share fractions (deposits, shares) being the persons charter capital	07.06.00г.	-	-

3. 19. 1 TRANSACTIONS WITH AFFILIATED PERSONS

Sales to affiliated persons and purchase from affiliated persons

The order of fixing prices for goods, works and services provided to NLMK's subsidiaries and associates as well as to other affiliated persons is established by "Provision on the order of fixing prices for metal products and other NLMK's products sold within the RF and the CIS countries" (single market prices for outside companies and subsidiaries).

The order is established taking into account the requirements of article 40 of the RF Tax Code.
Prices for inventories and services aquired from affiliated persons correspond to market ones.

Sales

Because of the fact that the majority of transactions with affiliated persons percentage wise to the result of transactions taken separately is immaterial for appraisal of changes in the Company's financial performance, we consider it appropriate to present information grouped under transaction types without indication of specific affiliated persons.

Sales volume *thousand rubles*

Name	As of 2003	As of 2004
The Company's products	1 086 419	1 124 171
Purchased inventories	350	8 105
Services	30 902	17 655
Total for affiliated persons	**1 117 671**	**1 149 931**
Total for the Company	**75 026 216**	**126 180 664**

Share of sales to affiliated persons in the Company's sales for 2003.


1,49%
98,51%
Sales to affiliated persons
sales to other contractors

Share of salesto affiliated persons in the Company's sales for 2004.


0,91%
99,09%
Sales to affiliated persons
Sales to other contractor

Purchases

Purchase amount *thousand rubles*

Affiliated person's name	For 2003 Inventories	For 2003 Services	For 2003 Finance lease	For 2004 Inventories	For 2004 Services	For 2004 Finance leas
Limited liability company "Larmet"	1 179 666	-	-	1 653 329	-	-
Limited liability company "NLMK Trading House"	-	-	-	8 533 108	-	-
Limited liability company "Stal"	6 056 577	-	19 638	6 292 982	-	32 256
OJSC "SGOK" Stary Oskol	-	-	-	26	-	-
Limited liability company "NTK"	-	-	-	301 084	-	-
Limited liability company "Novolipetskoe"	12 055	831	-	69	-	-
Limited liability company "Karamyshevskoe"	-	-	-	8 959	-	-
Subsidiary company Resthouse "Novolipetsky metallurg"	-	-	-	-	951	-
Limited liability company "Vimet"	9 144 448	-	-	10 511 099	-	-
OJSC "Dolomit"	111 858	-	-	140 738	-	-
OJSC "STAGDoK"	200 860	47	-	261 211	50	-
Limited liability company "Lipetsk insurance company "Shans""	-	406 699	-	-	100 677	-
Limited liability company "Lipetsk city energy company "	-	-	-	-	6 972	-

CJSC “Lipetsk Gipromez”	43 168	120	-	-	67 321	.
OJSC “Lipetskcombank”	-	-	-	-	5 210	.
Limited liability company “AvtoKIM-2001”	-	-	-	-	690	.
Total	**16 748 632**	**407 697**	**19 638**	**27 702 605**	**181 871**	**32 25(**
Total for affiliated persons		**17 175 967**			**27 916 732**	
Total for the Company		**50 149 399**			**77 493 251**	


Share of purchases from affiliaed persons in the Company's purchases for 2004.
34,25%
65,75%
Purchase from affiliated persons
Purchase from other contractors


Share of purchases from affiliated persons in the Company's purchases for 2004.
36,02%
63,98%
Purchase from affiliated persons
Purchase from other contractors

Other transactions with affiliated persons

In 2001 the Company granted a subordinate loan to OJSC “Lipetskcombank” for the term of 5 years. The rate for loan posession accounts for 8% per annum. Profit gained from the agreemnet beginning amounts to 8 178 thousand rubles including 2 298 thousand rubles in 2004.

In 2003-2004 assets management agreement with OJSC “lipetskcombank” was in force. See ***Explanation 3.20.2*** for details.

Besides, in 2003 agency contract on devidend pay-off was concluded with OJSC “Lipetskcombamk”. From the contract beginning 142 281 thousand rubles was transferred to the shareholders including 114 068 thousand rubles in 2004, 537 thousand rubles was returned for pay-off at the Company and 1 051 thousand rubles in 2003 and 2004 respectively. The balance of funds transferred by the Company for dividend pay-off under this contract amounted to 62 536 thousand rubles as of 31.12.2004.

3.19.2 Transactions in progress as of the reporting year end

thousand rubles

Affiliated person's name	Accounts receivable		Accounts payable	
	as of 31.12.2003 *	as of 31.12.2004	as of 31.12.2003 *	as of 31.12.2004
OJSC “Kombinat KMAruda”	2 777	1 290	601	171
OJSC “Vimet”	15 383	9 239	522 679	621
OJSC “Larmet”	1 878	1 705	105 066	85 664
OJSC “NLMK Trading house”	-	50 883	-	642 803
OJSC “SGOK” Stariy Oskol	-	-	-	189
Limited liability company “Lipetsk insurance company “Shans”	10	5	42	-
Limited liability company “Novolipetskoe”	46 727	46 585	5 142	977
Limited liability company “Karamyshevskoe”	38	5	378	359

Limited liability comopany "Stal"	51 513	5 175	201 737	178 738
OJSC "Dolomit"	199	310	-	47
OJSC "Lipetsk Gipromez"	-	-	4 237	9 752
OJSC "STAGDoK"	469	143	94	563
OJSC "Lipetskcombank"	2	86	1 951	1 907
Subsidiary company Resthouse "Novolipetskiy metallurg"	-	-	-	88
Limited liability company "NTK"	-	214 564	-	25 854
OJSC "Lipetsk city energy company"	-	731	-	950
Total for affiliated persons	**118 996**	**330 721**	**841 927**	**948 683**
Total for the Company	**10 497 361**	**13 650 115**	**5 732 265**	**7 908 754**

* *According to affiliated persons list as of 31.12.2004.*

Accounts receivable for 2004


2,42%
97,58%
Affiliated persons' debt
Other debtors' debt

Affiliated persons' liabilities to the Company and the Company's liabilities to affiliated persons in 2003 accounted for 1,35% and 14,69% of the total amount of accounts receivable and accounts payable respectively.

3. 19. 3 Rewarding of NLMK Board and Management members

The amount of rewards to the Board members for proper fulfillment of their duties is established by the "Provision on rewarding of the Board members of NLMK" approved by the Shareholders' Meeting.

Conditions and order of paying-off the rewards to the Management members are determined by the agreement concluded with the Management members in accordance with the Provision on remuneration of Company's Management members approved by the Company's Board upon the presentation of the Committee on personnel and remuneration.

3. 20 STATEMENT ON SEGMENTS

3. 20. 1 Information on activity segments.

The Company's main activity is ferrous metals production. Proceeds from the core activity amount to more than 96.5% of the total sales volume.

Operating segments – pig iron, slabs, hot-rolled stock, cold-rolled stock, galvanized rolled stock and coated rolled stock. The share of other products and services in Company's overall output is insignificant.

Proceeds from sales of operating segments represents income from sales of segments products. Proceeds from other transactions include information on sales of products (works, services) which are not included in reporting segments structure. In view of the fact that transference of products between

reporting segments are not referred to sales but to the consequence of stage-by-stage production technology, information on them is not disclosed.

Finacial performance is the difference between sales proceeds and production cost value of products sold. Because of accounting policy changes information on it for 2003 has been adjusted through increasing it by the amount of administrative expenses which are not included in production cost value at present.

The indice "The Company's aggregate assets" comprises the article "Segment assets book amount" and the article " The Company's retained assets".
The indice "The Company's aggregate retained liabilities" comprises data on the Company's long-term and short-term liabilities.

Information on operating segments for 2003

thousand rubles

Indice	Pig iron	Slabs	Hot-rolled stock	Cold-rolled stock	Galvanized rolled stock and coated rolled stock	Other operations	Total fo the Compan
1. Information on financial performance							
Financial performance	1 136 004	7 121 484	7 284 683	11 461 234	4 577 579	2 296 800	**33 877 7**
Sales proceeds	3 545 597	18 182 953	15 487 940	23 457 082	8 484 529	5 868 115	**75 026 2**
2. Information on assets and liabilities							
Segment assets book value	1 058 678	4 591 093	2 504 578	7 075 812		12 598 312	**27 828 4'**
Annual depreciation allocations to fixed assets and intangible assets	29 848	206 547	92 687	238 500		433 454	**1 001 0:**
Annual capital investments	19 373	415 420	305 962	1 014 936		1 674 359	**3 430 0:**
The Company's retained assets				**43 698 588**			
The Company's aggregate assets				**71 527 061**			
The Company's aggregate retained liabilities				**6 389 857**			

Information on oparating segmentd for 2004

thousand rubles

Indice	Pig iron	Slabs	Hot-rolled stock	Cold-rolled stock	Galvanized rolled stock and coated rolled stock	Other operations	Total foi the Compan
1. Information on the Cpmpany's financial performance							
Financial performance	3 092 802	22 813 597	13 021 184	17 923 934	5 218 986	3 490 400	**65 560 9**
Sales proceeds	7 576 689	41 550 294	24 350 096	34 219 844	10 446 220	8 037 521	**126 180 6**
2. Information on the Company's assets							
Segment assets book value	1 826 328	5 319 384	3 344 580	10 693 790		17 058 133	**38 242 2**

Annual depreciation allocations to fixed assets and intangible assets	30 455	256 792	165 708	317 138	538 959	**1 309 0**
Annual capital investments	328 111	581 016	106 606	2 633 376	4 574 171	**8 223 2**
The Company's retained assers				**75 882 662**		
The Company's aggregate assets				**114 124 877**		
The Company's aggregate retained liabilities				**8 754 735**		

A significant increase in retained assets amount in 2004 is related to increase in financial investments and accounts.

A large share of retained assets in "Other operations" is accounted for by the fact the Company incorporates over 100 divisions which are not segregated as operating segments because they are not involved in foregn trade or it is insignificant but their products are used domestically. Information about them is tabulated additionally.

Groups	**Assets**		**Depreciation allocations to fixed assets and intangible assets**		**Capital investments**	
	2003	**2004**	**2003**	**2004**	**2003**	**2004**
Management of the Company	1 327 179	1 390 433	8 969	10 229	14 528	3 640
Construction and repair divisions group	1 624 177	1 842 630	51 007	57 722	252 163	173 513
Power plant	2 516 450	3 382 484	110 838	124 893	268 263	787 047
Transport divisions	628 189	1 899 757	105 034	109 579	36 425	908 999
Divisions of minor activities including social and medical spheres	441 890	379 976	18 875	20 632	21 101	47 849
Information technologies and instrumentation and automation	92 465	104 964	19 643	27 662	24 754	30 750
Slag processing, sinter plant, ferroalloys shop	1 164 036	1 376 687	38 268	39 100	53 261	121 662
BOF production	1 838 118	2 873 927	40 443	59 253	484 790	740 939
Group of other production and servicing divisions, warehousing	2 965 808	3 807 275	40 377	89 889	519 074	1 759 772
Total	**12 598 312**	**17 058 133**	**433 454**	**538 959**	**1 674 359**	**4 574 171**

Geografical segments – domestic market, South-East Asia, Turkey and Middle East, the EU countries and North America.

The Company supplies its products to over 50 countries. The segregated segments are geografical segments of sales markets, information on which the Company submits on a secondary basis.

The segments have been identified on the basis of the fact that proceeds from foreign sales amounted to not less than 10% of the total proceeds amount, financial performance of the segment amounted to not less than 10% of the financial performance of all segments.

Information on geografical segments *thousand rubles*

Area	2003		2004	
	Proceeds amount	%	Proceeds amount	%
Domestic market	31 381 843	41,83	42 960 317	34,05
South-East Asis	14 912 524	19,88	16 434 063	13,02
Turkey and Middle East	10 680 382	14,24	17 526 412	13,89
EU countries	13 890 047	18,51	24 904 188	19,74
North America	1 299 612	1,73	19 779 477	15,67
Others	2 861 808	3,81	4 576 207	3,63
Total for the Company	**75 026 216**	**100**	**126 180 664**	**100**

3. 20. 2 Assets management

Within the period from June, 2003 to December, 2004 the agreement of assets management with OJSC Bank of social construction and development "Lipetskcombank" was valid, under which NLMK, being the founder and beneficiary, transferred cash assets for the amount of 170 mln. US dollars to the bank. As of 01.01.2004 the amount od cash funds transferred for assets management accounted for 7% of the balance currency, thus this operating segment has been acknowledhed as a reporting one.

The main aim of assets management was to increase their market value at the expense of medium-term investments to financial markets instruments with minimization of risks to lose the principal investment amount.

Over the validity period of the a/m agreement the Company's financial performance was the following:

thousand rubles

Indice	2003	2004
Profit, total	**2 420 756**	**15 574 265**
including :		
interest on bonds	46 283	77 085
profit from transactions with securities	2 105 282	14 355 557
dividends	-	89 715
others	269 191	1 051 908
Expenses, total	**2 217 579**	**10 954 528**
including:		
expenses on transactions with securities	2 109 184	9 843 250
others	108 395	1 111 278
Profit tax	**6 071**	**1 134 860**
Performance	**197 106**	**3 484 877**

The agreement validity has been terminated. All assets have been returned before signing this agreement and there are no liabilities to the Company under this agreement.

3. 21 PROVISIONAL FACTS OF THE COMPANY'S ECONOMIC ACTIVITY

The Company's management deems it necessary to disclose possible losses arising from events acknowledged to be provisional facts:

thousand rubles

Provisional facts of economic activity	Possible losses
Facilities construction of which has been suspended	216 815
Transfer of ownership for Matyra water storage basin	38 236
Fixed assets not in use	109 077
Cases of deficiency and loss from valuables damage under investigation	17 303
Trials and claims	58 559
Total	**439 990**

Apart from it, the Company has calculated evaluation reserves for financial investments devaluation, for decrease in inventories cost and for doubtful debts (see **Explanation 3.4, 3.5, 3.6** respectively).

NLMK's Director General **V.P. Nastich**

Director of accounting – Chief accountant **A.A. Sokolov**

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

of Novolipetsk Iron & Steel Corporation

Auditor:

Name:

Closed joint-stock company "Auditing firm "FinEscort".
Address:
legal: bldg. 1, 13/14, ul. Sadovaya Samotechnaya, Moscow 103473;
actual: 2, Dmitrovskoe shosse Moscow 127434;
State registration:
Registered with Moscow Register Chamber on 14.09.94. Certificate No. 042.074. Entered to Uniform State Register of legal persons on 02.08.2002 under main registration number 1027739035576.
License:
The license for auditing No. E000004 was issued by RF Ministry of Finance on April 10, 2002. Validity of the license - 5 years.
A member of:
Non-profit partnership «Institution of Chartered Accountants of Russia ».
Non-profit partnership «National Federation of Consultants and Auditors».
Non-profit partnership «Moscow Auditing Chamber».

Company being audited:
Name:
Novolipetsk Steel (hereinafter referred to as "NLMK")
Address: (Levoberezhny District) 2, pl. Metallurgov Lipetsk 398040..
State registration:
Certificate on state registration with Registrating Chamber of Lipetsk Administration No. 4399-и, series 07 was registered with Uniform state register on 28.01.93:
Entered with Uniform Register of legal persons under No. 1024800823123 on 09.07.2002.

We have audited the accompanying financial statements of NLMK for the period between January 1 and December 31, 2004.
The financial statements of NLMK include:

- Balance sheets;
- Statements of income;
- Appendices to Balance Sheets and Statements of income;
- Notes to the Financial Statements.

NLMK Management bears responsibility for the preparation of the financial statements. Our responsibility is to express an opinion on these financial statements authenticity in all material aspects and on their conformance to the Russian Law requirements based on our audits.
We conducted our audits in accordance with:
1. Federal Law "On auditing";
2. Federal standards on auditing;
3. Auditing standards approved by Committee on Auditing with RF President in a part which is not in conflict with the Federal standards;
4. internal standards, methods and instructions on audit.

An audit was planned and performed to obtain reasonable assurance about whether the financial statements were free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included accessing the accounting principles used, rules for financial statements preparation; and significant estimates made by management, as well as evaluating the overall financial statements presentation.
In our opinion the financial statements of Novolipetsk Iron & Steel Corporation present fairly in all material aspects the financial position as of December 31, 2004 and the results of its operatons for the period between January 1 and December 31, 2004 according to the requirements of the Russian Law in a part of preparation of Financial Statements and accepted accounting policy.

RECEIVED
2006 AUG 22 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 31, 2005
A.V. Tikhonovsky
General Director of ZAO AF "FinEscort"
Audit Leader
(qualification certificate No. K 008616,
issued on 19.11.2003 with unlimited validity)

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **March 31, 2005**	Date (year, month, date)	2005 | 03 | 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	0384

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 511
Fixed assets	120	20 733 524	20 614 554
Construction in progress	130	4 808 654	6 022 617

Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 428 503
Deferred tax assets	145	49 567	58 022
Advace payments granted for non-current assets	149	777 251	1 294 697
Other non-current assets	150	29 706	31 662
TOTAL for Section I	190	52 907 516	54 454 566
II. CURRENT ASSETS			
Inventories	210	13 762 674	14 574 667
inclusive: raw materials and other similar valuables	211	9 435 769	9 525 134
animals in breeding and feeding	212	781	892
expenses on work in progress (distribution costs)	213	3 810 675	4 213 140
finished products and goods for reselling	214	353 690	682 605
goods shipped	215	167	56
deferred expenses	216	144 340	107 055
other inventories and expenses	217	17 252	45 785
VAT for valuables acquired	220	2 584 111	2 334 226
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	74 038
inclusive: buyers and customers	231	55 223	46 019
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	18 283 703
inclusive: buyers and customers	241	9 470 682	14 519 802
Short-term financial investments	250	29 389 712	32 500 572
Cash and cash equivalents	260	2 590 278	2 542 109
Other current assets	270	17 722	17 551
TOTAL for Section II	290	61 217 361	70 326 866
BALANCE (sum of line 190 + 290)	300	114 124 877	124 781 432

LIABILITIES	**Line code**	**At reporting period beginning**	**At reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity (85)	410	5 993 227	5 993 227
Additional paid-in capital (87)	420	4 423 266	4 411 635
Reserved capital (86)	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	105 719 121
inclusive: retained profit (retained loss) of previous years	471	94 653 988	94 653 988
retained profit (retained loss) of the reporting period	472	X	11 065 133
TOTAL for Section III	490	105 370 142	116 423 644
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	966 636
Other long-term liabilities	520	95 628	95 329
TOTAL for Section IV	590	921 261	1 061 965
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 159 851
inclusive: suppliers and contractors	621	2 334 129	2 421 814
debts to organization personnel	622	8 957	256 855
arrears to the state extra-budget funds	623	94 816	95 296
tax debt	624	1 879 377	1 058 480
other creditors	625	343 532	107 332
advance payments received	627	2 969 713	3 220 074
Debts to participants (founders) for revenues pay-off	630	182 602	115 306
Deferred income	640	20 348	20 666
TOTAL for Section V	690	7 833 474	7 295 823

BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	124 781 432

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	454 218	454 457
Inventories accepted for storage	920	7 176	13 433
Equipment accepted for erection	925	439 402	439 402
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	371 109	572 858
Security of liabilities and payments made	960	91 100	91 153
Depreciation of housing facilities	970	9 403	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	29
Intangible assets received for usage	990	17 643	22 758

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
As of **the 1st quarter of 2005**	Date (year, month, date)	2005 | 03 | 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	**Line code**	**For the reported period**	**For the similar period of the last year**
1	2	3	4
I. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	33 400 802	24 294 076
including sales of ferrous metals	011	32 379 173	23 488 618
Sales cost of goods, products, works, and services	020	(17 527 372)	(12 460 610)
including ferrous metals sold	021	(16 953 205)	(11 961 697)
Gross profit	029	15 873 430	11 833 466
Commercial expenses	030	(513 842)	(290 585)
Administrative expenses	040	(361 624)	(330 103)
Sales income (loss) (lines	050	14 997 964	11 212 778
Other income and losses			
Interest receivable	060	358 076	224 545
Income on stakes in other enterprises	080	-	201
Other operating income	090	15 458 182	11 350 878
Other operating expenses	100	(15 532 786)	(11 122 754)
Extra-sales income	120	539 437	197 161
Extra-sales expenses	130	(1 239 194)	(1 369 213)
Profit (loss) before taxation	**140**	**14 581 679**	**10 493 596**
Deferred tax assets	141	8 455	(11 622)
Deferred tax liabilities	142	(141 003)	(46 248)
Current profit tax	150	(3 395 628)	(2 492 771)
Net profit (loss) of the reporting period	**190**	**11 053 503**	**7 942 955**
FOR REFRENECE Permanent tax liabilities	200	28 573	(32 178)

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	**Line code**	**For the reporting period**		**For the similar period of the previous year**	
		profit	**loss**	**profit**	**loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	4 035	(2 972)	1 163	(2 386)
Profits (loss) of the previous years	220	4 549	(27 127)	28 217	(20 379)
Payment of damages caused by failure					

or undue fulfillment of liabilities	230	81	-	21	-
Exchange differences in currency operations	240	516 445	(1 104 829)	165 808	(1 259 304)
Allocations to evaluation funds	250	X	-	X	-
Writing-off of accounts receivable and payable with expired period of limitation	260	-	-	-	-

The Company did not issue bonds.

8.10. Other information.

None.

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **June 30, 2005**	Date (year, month, date)	2005 / 06 / 30
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	27.17
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	0384
Address: 2, pl. Metallurgov, Lipetsk		

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 199
Fixed assets	120	20 733 524	20 775 985
Construction in progress	130	4 808 654	7 173 170
Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 405 228
Deferred tax assets	145	49 567	57 174
Advance payments granted for non-current assets	149	777 251	2 063 204
Other non-current assets	150	29 706	34 990
TOTAL for Section I	190	52 907 516	56 513 950
II. CURRENT ASSETS			
Inventories	210	13 762 674	16 693 025
inclusive: raw materials and other similar valuables	211	9 435 769	10 802 694
animals in breeding and feeding	212	781	953
expenses on work in progress (distribution costs)	213	3 810 675	4 514 378
finished products and goods for reselling	214	353 690	1 143 716
goods shipped	215	167	4 600

deferred expenses	216	144 340	106 776
other inventories and expenses	217	17 252	119 908
VAT for valuables acquired	220	2 584 111	1 557 902
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	89 775
inclusive: buyers and customers	231	55 223	43 935
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	17 598 776
inclusive: buyers and customers	241	9 470 682	11 422 316
Short-term financial investments	250	29 389 712	40 593 006
Cash and cash equivalents	260	2 590 278	2 063 124
Other current assets	270	17 722	17 688
TOTAL for Section II	290	61 217 361	78 613 296
BALANCE (sum of line 190 + 290)	300	114 124 877	135 127 246

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity	410	5 993 227	5 993 227
Additional paid-in capital	420	4 423 266	4 377 080
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	110 879 193
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
retained profit (retained loss) of the reporting period	472	X	21 019 787
TOTAL for Section III	490	105 370 142	121 549 161
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 232 247
Other long-term liabilities	520	95 628	5 431
TOTAL for Section IV	590	921 261	1 237 678
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 547 267
inclusive: suppliers and contractors	621	2 334 129	2 260 514
debts to organization personnel	622	8 957	318 116
arrears to the state extra-budget funds	623	94 816	105 573
tax debt	624	1 879 377	940 577
other creditors	625	343 532	133 801
advance payments received	627	2 969 713	3 788 686
Debts to participants (founders) for revenues pay-off	630	182 602	4 772 448
Deferred income	640	20 348	20 692
TOTAL for Section V	690	7 833 474	12 340 407
BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	135 127 246

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	454 218	454 488
Inventories accepted for storage	920	7 176	6 954
Equipment accepted for erection	925	439 402	359 371
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	91 100	1 185
Security of liabilities and payments made	960	91 100	845
Depreciation of housing facilities	970	9 403	9 403

Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	28
Intangible assets received for usage	990	17 643	25 070

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
For **the first half of 2005**	Date (year, month, date)	2005 | 06 | 30
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	27.17
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	**Line code**	**For the reported period**	**For the similar period of the last year**
1	2	3	4
I. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	62 778 736	55 610 470
including sales of ferrous metals	011	60 420 118	53 698 806
Sales cost of goods, products, works, and services	020	(33 379 854)	(26 840 406)
including ferrous metals sold	021	(31 959 290)	(25 668 202)
Gross profit	029	29 398 882	28 770 064
Commercial expenses	030	(1 069 406)	(641 025)
Administrative expenses	040	(1 198 646)	(1 064 946)
Sales income (loss) (lines	050	27 130 830	27 064 093
Other income and losses			
Interest receivable	060	820 337	378 202
Income on stakes in other enterprises	080	436 910	11 878
Other operating income	090	29 372 241	38 488 611
Other operating expenses	100	(29 515 480)	(37 985 088)
Extra-sales income	120	1 693 466	1 145 022
Extra-sales expenses	130	(2 388 205)	(1 993 531)
Profit (loss) before taxation	**140**	**27 550 099**	**27 109 187**
Deferred tax assets	141	7 607	(543)
Deferred tax liabilities	142	(406 614)	(88 410)
Current profit tax	150	(6 177 491)	(6 480 930)
Net profit (loss) of the reporting period	**190**	**20 973 601**	**20 539 304**
FOR REFRENECE Permanent tax liabilities	200	(35 526)	(63 678)

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	**Line code**	**For the reporting period**		**For the similar period of the previous year**	
		profit	**loss**	**profit**	**loss**
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	7 526	(6 128)	11 592	(5 509)
Profits (loss) of the previous years	220	9 927	(38 761)	28 114	(239 960)
Payment of damages caused by failure	230	91	-	31	(287)

or undue fulfillment of liabilities					
Exchange differences in currency operations	240	1 630 298	(2 059 184)	1 100 568	(1 571 879)

APPENDIX to clause 7.2. "Quarterly financial statements of the Issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes		
	Form No. 1 under OKUD	0710001		
As of **September 30, 2005**	Date (year, month, date)	2005	03	31
Organization: **Novolipetsk Steel**	under OKPO	5757665		
ID of taxpayer	INN	4823006703		
Activity:	under OKVED			
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31		
Units: **thousand roubles**	under OKEI	0384		
Address: 2, pl. Metallurgov, Lipetsk				

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	4 092
Fixed assets	120	20 733 524	21 560 691
Construction in progress	130	4 808 654	7 856 298
Income-bearing investments into non-monetary items	135	6 982	-
Long-term financial investments	140	26 497 049	26 005 442
Deferred tax assets	145	49 567	16 611
Advace payments granted for non-current assets	149	777 251	3 056 269
Other non-current assets	150	29 706	1 136 985

TOTAL for Section I	190	52 907 516	59 633 388
II. CURRENT ASSETS			
Inventories	210	13 762 674	14 619 047
inclusive: raw materials and other similar valuables	211	9 435 769	9 530 541
animals in breeding and feeding	212	781	1 151
expenses on work in progress (distribution costs)	213	3 810 675	3 999 878
finished products and goods for reselling	214	353 690	818 945
goods shipped	215	167	6 636
deferred expenses	216	144 340	176 129
other inventories and expenses	217	17 252	85 767
VAT for valuables acquired	220	2 584 111	2 132 379
Accounts payable (payments due for over 12 months from the balance date)	230	86 573	90 344
inclusive: buyers and customers	231	55 223	41 323
Accounts receivable (payments due within 12 months from the balance date)	240	12 786 291	13 991 252
inclusive: buyers and customers	241	9 470 682	10 121 479
Short-term financial investments	250	29 389 712	42 647 507
Cash and cash equivalents	260	2 590 278	3 392 361
Other current assets	270	17 722	17 600
TOTAL for Section II	290	61 217 361	76 890 490
BALANCE (sum of line 190 + 290)	300	114 124 877	136 523 878

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity (85)	410	5 993 227	5 993 227
Additional paid-in capital (87)	420	4 423 266	4 369 166
Reserved capital (86)	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	117 354 913
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
retained profit (retained loss) of the reporting period	472	X	27 495 507
TOTAL for Section III	490	105 370 142	128 016 967
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 136 335
Other long-term liabilities	520	95 628	5 214
TOTAL for Section IV	590	921 261	1 141 549
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 287 770
inclusive: suppliers and contractors	621	2 334 129	2 239 734
debts to organization personnel	622	8 957	268 829
arrears to the state extra-budget funds	623	94 816	110 239
tax debt	624	1 879 377	756 505
other creditors	625	343 532	168 333
advance payments received	627	2 969 713	3 744 130
Debts to participants (founders) for revenues pay-off	630	182 602	54 317
Deferred income	640	20 348	23 275
TOTAL for Section V	690	7 833 474	7 365 362
BALANCE (sum of lines 490 + 590 + 690)	700	114 124 877	136 523 878

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line	At reporting	At reporting

	code	period beginning	period end
1	2	3	4
Fixed assets leased	910	454 218	437 082
Inventories accepted for storage	920	7 176	7 033
Equipment accepted for erection	925	439 402	-
Debt of insolvent debtors written off to loss	940	29 618	29 618
Security of liabilities and payments received	950	371 109	2 647 690
Security of liabilities and payments made	960	91 100	845
Depreciation of housing facilities	970	9 403	9 403
Materials accepted for reprocessing	981	481	481
Document sheets of strict reporting	982	26	788
Intangible assets received for usage	990	17 643	30 042

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
For **9 months 2005**	Date (year, month, date)	2005 / 03 / 31
Organization: **Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity:	under OKVED	
Organizational-legal form / property form: **Open joint stock company / Joint federal and foreign property**	Under OKOPF/OKFS	47 / 31
Units: **thousand roubles**	under OKEI	384

Index name	Line code	For the reported period	For the similar period of the last year
1	2	3	4
I. Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	89 813 803	90 173 197
including sales of ferrous metals	011	86 279 503	86 946 426
Sales cost of goods, products, works, and services	020	(50 582 090)	(43 252 153)
including ferrous metals sold	021	(48 346 218)	(41 289 722)
Gross profit	029	39 231 713	46 921 044
Commercial expenses	030	(1 817 565)	(964 263)
Administrative expenses	040	(1 632 976)	(1 429 618)
Sales income (loss) (lines	050	35 781 172	44 527163
Other income and losses			
Interest receivable	060	1358 575	624 828
Income on stakes in other enterprises	080	531 540	22 559
Other operating income	090	34 950 360	51 798 025
Other operating expenses	100	(35 227 615)	(51 291665)
Extra-sales income	120	2 942 027	1 701 302
Extra-sales expenses	130	(4 178 960)	(2 333 291)
Extraordinary income	135	160	-
Extraordinary expenses	136	(167)	-
Profit (loss) before taxation	**140**	**36 157 092**	**45 048 921**
Deferred tax assets	141	(32 956)	12 503
Deferred tax liabilities	142	(310 702)	(400 135)
Current profit tax	150	(8 372 028)	(10 524 515)
Net profit (loss) of the reporting period	**190**	**27 441 406**	**34 136 774**
FOR REFRENECE Permanent tax liabilities	200	37 984	100 406

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	Line code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	19 089	(9 896)	15 057	(7 972)

Profits (loss) of the previous years	220	14 929	(68 650)	34 127	(242 116)
Payment of damages caused by failure or undue fulfillment of liabilities	230	95	-	76	(281)
Exchange differences in currency operations	240	2 851 031	(3 514 490)	1 631 969	(1 804 049)

APPENDIX to item 7.1. "Annual financial statements of the Issuer"

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
as of **December 31, 2005**	Date (year, month, date)	2005 / 12 / 31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	5757665
taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form/ property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/OKFS	47/31
Unit: **thousand rubles.**	under OKEI	0384

Address: **2, pl. Metallurgov, Lipetsk**

ASSETS	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	4 783	3 855
Fixed assets	120	20 733 524	22 568 761
Construction in progress	130	4 808 654	8 081 524
Income-bearing investments into non-monetary items	135	6 982	--
Long-term financial investments	140	26 497 049	25 631 107
Deferred tax assets	145	49 567	15 278
Advance payments for non-current assets	149	777 251	3 946 621
Other non-current assets	150	29 706	1 138 593
TOTAL for section I	**190**	**52 907 516**	**61 385 739**
II. CURRENT ASSETS			
Inventories	210	13 762 674	15 177 790
inclusive: raw materials, materials and other similar valuables	211	9 435 769	9 879 220
animals in breeding and feeding	212	781	1 384
expenses on work in progress (distribution costs)	213	3 810 675	4 029 247
finished products and goods for reselling	214	353 690	840 227
goods shipped	215	167	5 913
deferred expenses	216	144 340	333 043
other inventories and expenses	217	17 252	88 756
VAT for acquired valuables	220	2 584 111	2 387 494
Accounts receivable (payments due for over 12 months from the balance date)	230	86 573	86 942
inclusive: buyers and customers	231	55 223	38 298
Accounts receivable (payments due for over 12 months from the balance date)	240	12 786 291	15 894 395
inclusive: buyers and customers	241	9 470 682	11 058 518
Short-term financial investments	250	29 389 712	32 419 335
Cash and cash equivalents	260	2 590 278	11 382 710
Other current assets	270	17 722	16 504
TOTAL for section II	**290**	**61 217 361**	**77 365 170**
BALANCE (sum of lines 190 + 290)	**300**	**114 124 877**	**138 750 909**

LIABILITIES	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Stockholders' equity	410	5 993 227	5 993 227
Paid-in capital	420	4 423 266	4 358 869
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	94 653 988	119 095 970
inclusive: retained profit (retained loss) of previous years	471	94 653 988	89 859 406
Retained profit (retained loss) of the reporting period	472	X	29 236 564
TOTAL for section III	**490**	**105 370 142**	**129 747 727**
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	825 633	1 187 505
Other long-term liabilities	520	95 628	4 093
TOTAL for section IV	**590**	**921 261**	**1 191 598**
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 630 524	7 715 782
inclusive: suppliers and contractors	621	2 334 129	2 532 997
debts to organization personnel	622	8 957	278 913
arrears to the state extra-budget funds	623	94 816	190 885
tax debt	624	1 879 377	1 032 781
other creditors	625	343 532	294 284
advance payments received	627	2 969 713	3 385 922
Debts to participants (founders) for revenues pay-off	630	182 602	73 470
Deferred income	640	20 348	22 332
TOTAL for section V	**690**	**7 833 474**	**7 811 584**
BALANCE (sum of lines 490 + 590 + 690)	**700**	**114 124 877**	**138 750 909**

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	As of the reporting period beginning	As of the reporting period end
1	2	3	4
Fixed assets leased	910	454 218	437 036
Inventories accepted for storage	920	7 176	8 237
Equipment accepted for installation	925	439 402	--
Debt of insolvent debtors written-off to loss	940	29 618	21 840
Security of liabilities and payments received	950	371 109	3 592 701
Security of liabilities and payments made	960	91 100	--
Depreciation of housing facilities	970	9 403	9 281
Materials accepted for reprocessing	981	481	9
Document sheets of strict reporting	982	26	1 036
Intangible assets received	990	17 643	38 140

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
As of year **2005**	Date (year, month, date)	2005 | 12 | 31
Organization: **OJSC "Novolipetsk Steel"**	under OKPO	5757665
Taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form/ property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/ OKFS	47/31
Unit: **thousand rubles.**	under OKEI	384

Index name	Line code	For the reporting period	For the similar period of the last year
1	2	3	4
Income and expenses on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	119 345 086	126 180 664
including sales of ferrous metals	011	114 633 239	121 721 093
Sales cost of goods, products, works and services	020	(68 567 057)	(60 619 761)
including ferrous metals sold	021	(65 560 536)	(57 973 427)
Gross profit	029	50 778 029	65 560 903
Commercial expenses	030	(2 549 177)	(1 270 564)
Administrative expenses	040	(2 203 767)	(1 809 543)
Sales profit (loss)	050	46 025 085	62 480 796
Other income and expenses			
Interest receivable	060	1 763 563	885 575
Income on stakes in other enterprises	080	543 931	111 885
Other operating income	090	46 175 763	87 442 581
Other operating expenses	100	(46 666 183)	(83 234 004)
Extra-sales income	120	4 787 394	2 465 230
Extra-sales expenses	130	(5 994 871)	(4 548 221)
Extraordinary income	135	160	1 000
Extraordinary expenses	136	(314)	(5 889)
Profit (loss) before taxation	**140**	**46 634 528**	**65 598 953**
Deferred tax assets	141	(34 289)	5 834
Deferred tax liabilities	142	(361 872)	(203 522)
current profit tax	150	(11 072 973)	(15 552 194)
Net profit (loss) of the reporting period	**190**	**35 165 394**	**49 849 071**
FOR REFERENCE Fixed tax liabilities	200	276 847	6 133
Basic profit (loss) per share (rubles)	201	5,87	8,32

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name		For the reporting period		For the similar period of the previous year	
	code	profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	23 698	(17 667)	19 828	(12 310)
Profit (loss) of the previous years	220	28 037	(114 594)	39 969	(243 622)
Payment of damages caused by failure or undue fulfillment of liabilities	230	134	--	175	(1 870)
Exchange differences in currency operations	240	4 669 719	(5 054 334)	2 351 117	(3 455 736)
Allocations to evaluation reserves	250	X	(81 090)	X	(38 137)
Writing-off of accounts receivable and payable with expired period of limitation	260	1 746	(1 912)	8 223	(5 965)

CAPITAL CHANGE STATEMENT

	Codes
Form No. 3 under OKUD	0710003
Date (year, month, date)	2005 | 12 | 31
under OKPO	5757665
INN	4823006703
under OKVED	27,17
under OKOPF/ OKFS	47 / 31
under OKEI	384

As of **year 2005**
Organization: **OJSC "Novolipetsk Steel"**
Taxpayer's ID
Activity:
Organizational-legal form/ property form:
Open joint-stock company/ Joint federal and foreign property
Unit: **thousand rubles.**

I. Capital change

Index name		Stockholders' equity	Paid-in capital	Резервный капитал	Retained profit	Total
	code					
1	2	3	4	5	6	7
Balance as of December 31, 2003	**10**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Balance as of January 1, 2004.	**20**	**5 987**	**10 463 984**	**898**	**54 666 335**	**65 137 204**
Net profit	40	X	X	X	49 849 071	49 849 071
Retirement of fixed assets	45	X	(53 478)	X	53 478	--
Dividends	50	X	X	X	(9 616 133)	(9 616 133)
Allocations to reserve fund	60	X	X	298 763	(298 763)	--
Increase of stockholders' capital by additional offering	70	5 987 240	(5 987 240)	X	X	--
Balance as of December 31, 2004	**90**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**
Balance as of January 1, 2005.	**100**	**5 993 227**	**4 423 266**	**299 661**	**94 653 988**	**105 370 142**
Net profit	106	X	X	X	35 165 394	35 165 394
Retirement of fixed assets	107	X	(64 397)	X	64 397	--
Dividends	108	X	X	X	(10 787 809)	(10 787 809)
Balance as of December 31, 2005	**140**	**5 993 227**	**4 358 869**	**299 661**	119 095 970	**129 747 727**

II. Reserves

Index		Balance	Received	Used	Balance
description	code				
1	2	3	4	5	6
Evaluation reserves:					
Reserve for inventories value decrease (name of reserve)					
data of the previous year	181	33 963	--	(1 916)	32 047
data of the reporting year	182	32 047	--	(31 636)	411
Reserve for financial investments impairment (name of reserve)					
data of the previous year	183	63 716	858	(32 224)	32 350
data of the reporting year	184	32 350	26 851	(5)	59 196
Reserve for bad debts (name of reserve)					
data of the previous year	185	173 433	37 279	(49 904)	160 808
data of the reporting year	186	160 808	54 239	(59 153)	155 894

REFERENCES

Index description	code	Balance as of the reporting year beginning		Balance as of the reporting year end	
1	2	3		4	
1) Net assets	200	105 390 490		129 770 059	
		From budget		From off-budget funds	
		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
expenses on common activity – total	210	53 685	37 987	2 400	--
inclusive: *medical treatment (over tariffs approved by МЭС)*	211	51 253	37 761	--	--
preparedness activity	212	300	226	--	--
acquisition of medicine and materials	212	2 132	--	--	--
protection of labour	213	--	--	2 400	--
capital investments into non-current assets- total	220	120	1 250	--	--
inclusive: *objects of nature protection*	221	--	990	--	--
medical equipment	222	120	260	--	--

CASH FLOW STATEMENT

	Codes
Form No. 4 under OKUD	0710004
Date (year, month, date)	2005 | 12 | 31
under OKPO	05757665
INN	4823006703
under OKVED	27,17
under OKOPF/ OKFS	47 / 31
under OKEI	384

As of **year 2005**
Organization: **OJSC "Novolipetsk Steel"**
Taxpayer's ID
Activity:
Organizational-legal form/ property form:
Open joint-stock company / Joint federal and foreign property

Unit: **thousand rubles.**

Index	code	For the reporting period	For the similar period of the previous year
1	2	3	4
Balance of funds at the reporting year beginning	010	**2 549 532**	**6 315 373**
Current activity cash flow			
Funds received, total	100	**182 174 577**	**214 233 613**
inclusive: funds received from buyers, customers	110	127 445 195	132 222 929
funds received from currency sale	115	45 716 669	80 952 333
budget allocations and other purpose financing	120	51 673	34 499
other earnings	130	8 961 040	1 023 852
Funds directed, total	140	**(159 143 923)**	**(183 739 859)**
payment for goods, works, services, raw materials and other current assets	150	(74 716 478)	(74 343 274)
salaries and wages	160	(5 203 502)	(4 282 944)
payment of dividends, securities interest	170	(10 218 727)	(8 914 468)
payment of taxes	180	(12 980 966)	(15 096 277)
inclusive of Single social tax and other similar contributions	181	(993 225)	(826 869)
for sale of foreign currency	184	(46 450 773)	(79 395 562)
other transfers	185	(9 573 477)	(1 707 334)
Net funds from current activity	**190**	**23 030 654**	**30 493 754**
Cash flow from investment			
Cash received, total	200	**2 762 336 795**	**930 611 346**
inclusive: proceeds from fixed assets and other non-current assets sales	210	39 728	28 931
proceeds from sales of securities and other financial investments	220	2 758 861 174	929 153 234
dividends received	230	543 327	111 885
interest received	240	1 610 588	854 920
other revenues	260	1 281 978	462 376
Funds directed to, total	270	**(2 776 534 389)**	**(964 544 349)**
for purchase of fixed assets, income-bearing investments into inventories and intangible assets	290	(13 663 527)	(6 316 362)
for purchase of securities and other financial investments	300	(2 761 150 784)	(957 225 361)
loans to other organizations	310	--	(20 000)
other transfers	330	(1 720 078)	(982 626)
Net cash from investments	**340**	**(14 197 594)**	**(33 933 003)**
Cash flow from financial activity			
Funds directed to- total	450	--	**(285 880)**
inclusive: repayment of financial lease obligations	470	--	(285 880)
Net cash from financial activity	**490**	--	**(285 880)**
Net increase (decrease) of cash and its equivalents			

	500	**8 833 060**	**(3 725 129)**
Cash balance as of the end of the reporting period	**600**	**11 382 592**	**2 590 244**
FOR REFERENCE: Amount of FOREX fluctuation to ruble	700	(40 712)	X

APPENDIX TO BALANCE SHEET

		Codes
	Form No. 5 under OKUD	0710005
As of **year 2005**	Date (year, month, date)	2005 / 12 / 31
Organization: **OJSC "Novolipetsk Steel"**	по ОКПО	5757665
Taxpayer's ID	INN	4823006703
Activity:	under OKVED	27,17
Organizational-legal form / property form: **Open joint-stock company/ Joint federal and foreign property**	under OKOPF/ OKFS	47 / 31
Unit: **thousand rubles.**	under OKEI	384

1. INTANGIBLE ASSETS

Index name		As of the reporting year beginning	Received	Retired	As of the reporting year end
	code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights for results of intellectual property)	**010**	**19 279**	**364**	**(2 189)**	**17 454**
inclusive: from patent holder for invention, production prototype, utility model	011	4 724	297	(291)	4 730
from patent holder for computer software, databases	012	14 373	--	(1 898)	12 475
from owner of trade marks and service marks, name of goods origin	014	143	67	--	210
from right owner for science, literature, art pieces	016	39	--	--	39
Others	**040**	**309**	--	--	**309**

Index		As of the reporting year beginning	As of the reporting year end
	code		
1	2	3	4
Amortization of intangible assets – total	**050**	**14 805**	**13 908**
inclusive of: exclusive rights for inventions, industrial prototypes, utility models	051	1 006	1 192
exclusive rights for computer software, databases	052	13 447	12 338
exclusive rights for trade marks and service marks	053	34	56
exclusive rights for science, literature, art pieces	054	9	13
other intangible assets	055	309	309

II. FIXED ASSETS

Index		As of the reporting year beginning	Received	Retired	As of the reporting year end
	code				
1	2	3	4	5	6
Buildings	060	9 706 922	548 974	(102 910)	10 152 986

Structures and transfer mechanisms	061	6 636 050	252 093	(104 020)	6 784 123
Machinery and equipment	062	18 677 375	2 710 802	(345 892)	21 042 285
Vehicles	063	1 953 525	434 320	(55 557)	2 332 288
Industrial and household equipment	064	100 382	66 384	(64 315)	102 451
Plough cattle	065	71	--	(22)	49
Perennial plants	067	182	--	--	182
Other fixed assets	068	62 450	19 759	(255)	81 954
Land lots and objects of nature	070	1 044 691	--	(486)	1 044 205
Total	**100**	**38 181 648**	**4 032 332**	**(673 457)**	**41 540 523**

Index	code	As of the reporting year beginning	As of the reporting year end
1	2	3	4
Depreciation of fixed assets – total	140	**17 448 124**	**18 971 762**
inclusive of: buildings and structures	141	8 785 374	8 946 122
machinery, equipment, vehicles	142	8 602 895	9 942 865
others	143	59 855	82 775
Fixed assets handed over to rent – total	150	141 236	147 262
inclusive of: buildings	151	56 922	53 750
structures	152	16 069	15 351
machinery, equipment, vehicles	153	66 796	75 420
industrial and household tools, other fixed assets	154	1 449	2 741
Fixed assets conserved	**155**	**464 435**	**458 541**
Fixed assets received for rent - total	**160**	**454 218**	**437 036**
inclusive of: buildings and structures	161	7 062	7 058
machinery and equipment	162	1 185	1 895
vehicles	163	445 941	427 929
industrial and household tools	164	30	154
Real estate being operated and undergoing state registration	**165**	**826 119**	**905 633**
FOR REFERENCE	code	As of the reporting year beginning	As of the reporting year beginning
	2	3	4
Change of fixed assets value due to fitting-out, after equipment, refurbishment, partial liquidation	180	2 667 838	3 639 129

III. INCOME-BEARING INVESTMENTS INTO NON-MONETARY ITEMS

Index	code	As of the reporting period beginning	Received	Retired	As of the reporting period end
1	2	3	4	5	6
Real estate for leasing	200	47 069	--	(47 069)	--
Total	**250**	**47 069**	--	**(47 069)**	--

	code	As of the reporting year beginning	As of the reporting year end
1	2	3	4
Depreciation of income-bearing investments into non-monetary items	260	40 087	--

IV. R & D EXPENSES

Type of work	code	As of the reporting period beginning	Received	Written-off	As of the reporting period end
1	2	3	4	5	6
Total	**310**	**15 455**	**12 856**	**(9 713)**	**18 598**
inclusive of : R&D	311	15 455	12 856	(9 713)	18 598

	code	As of the reporting period beginning	As of the reporting period end
FOR REFERENCE.	2	3	4
Expenses on incomplete R.&D works	320	14 051	18 464

	code	For the reporting period	For the similar period of the previous year
	2	3	4
Amount of negative R&D expenses attributed to extra-sales expenses	330	1 336	1 051

V. EXPENSES ON NATURAL RESOURCES DEVELOPMENT

Type of work	code	As of the reporting period beginning	Received	Written-off	As of the reporting period end
1	2	3	4	5	6
Total	**410**	--	**1 101 507**	--	**1 101 507**
inclusive of: expenses related to getting a license for subsoil usage	411	--	1 101 495	--	1 101 495
expenses related to regular payments for subsoil usage for the purpose of exploration	412	--	12	--	12

	code	As of the reporting year beginning	As of the reporting year end
FOR REFERENCE.	2	3	4
Expenses on subsoil areas, exploration in progress and deposits evaluation, surveyance and (or) hydrogeological surveys and other similar works	420	--	1 101 507

VI. FINANCIAL INVESTMENTS

Index		Long-term		Short-term	
	code	as of the reporting year beginning	as of the reporting period end	as of the reporting year beginning	as of the reporting period end
1	2	3	4	5	6
Investments into stockholders' capital (unit fund) of other organizations	510	25 530 456	25 541 104	--	--
inclusive of that of subsidiaries and affiliated companies	511	25 184 360	25 195 008	--	--
State and municipal securities	515	29 993	--	--	--
Securities of other organizations **total**	520	472 621	3	554 658	1
inclusive of: debtor's securities (bonds, notes)	521	24 964	3	8 461	1
Loans granted	525	47 749	--	--	48 782
Deposits	530	416 230	90 000	28 835 054	32 370 552
Total	**540**	**26 497 049**	**25 631 107**	**29 389 712**	**32 419 335**
Financial investments with current market value	555	--	--	--	--

VII. ACCOUNTS RECEIVABLE AND PAYABLE

Index		As of the reporting year beginning	As of the reporting year end
	code		
1	2	3	4
Accounts receivable:			
short-term – total	**600**	**12 786 291**	**15 894 395**
inclusive: settlements with buyers and customers	601	9 470 682	11 058 518
advance payments made	604	756 230	967 129
others	609	2 559 379	3 868 748
long-term -total	**610**	**86 573**	**86 942**
inclusive: settlements with buyers and customers	611	55 223	38 298
advance payments made	614	9 207	3 918
other	619	22 143	44 726
Total	**620**	**12 872 864**	**15 981 337**
Accounts payable:			
short-term – total	**650**	**7 630 524**	**7 715 782**
inclusive: settlements with buyers and customers	651	2 334 129	2 532 997
payments under arrears of wages	652	8 957	278 913
payments under arrears to state off-budget funds	653	94 816	190 885
payments of taxes and duties	654	1 879 377	1 032 781
advance payments received	658	2 969 713	3 385 922
other	659	343 532	294 284
long-term - total	**660**	**95 628**	**4 093**
Total	**670**	**7 726 152**	**7 719 875**

VIII. EXPENSES ON COMMON ACTIVITY (by cost component)

Index	code	For the reporting year	For the previous year
1	2	3	4
Material expenses - **total**	710	63 738 874	56 096 906
inclusive of: raw materials and materials	711	51 823 920	44 145 744
fuel, energy	712	8 102 377	9 922 394
industrial work and services rendered by third parties	713	3 812 577	2 028 768
Expenses on salaries and wages	720	5 630 235	4 385 707
Social allocations	730	1 414 799	1 385 396
Depreciation	740	1 984 847	1 264 483
Other costs- **total**	750	1 414 757	1 521 029
inclusive of: rent payments	751	11 988	245 928
taxes included into costs of products	752	632 212	516 458
mandatory insurance payments	753	117 739	73 278
Total by costs components	**760**	**74 183 512**	**64 653 521**
Written-off to non-industrial accounts from total costs	761	38 022	86 271
Balance change (increase [+], decrease [-]): of construction in progress, finished products, goods shipped,	765	+ 783 125	+ 1 102 674
deferred expenses	766	+ 42 941	- 127 972

IX. SECURITY

Index	code	Balance as of the reporting year beginning	Balance as of the reporting period end
1	2	3	4
Received - total	**800**	**371 109**	**3 592 701**
inclusive of: bank guarantees	810	350 225	3 582 642
mortgaged property	820	20 884	10 059
inclusive of: fixed assets	821	2 151	1 345
inventories	823	18 733	8 714
Paid- total	**850**	**91 100**	--
inclusive of: property for mortgage	870	91 100	--
inclusive of: securities and other financial investments	872	90 000	--
inventories	873	1 100	--

X. NATIONAL ASSISTANCE

Index	code	Reporting period	For the similar period of the previous year
1	2	3	4
Budget funds received in the reporting year – total	**910**	**53 805**	**39 237**
inclusive of : those to cover expenses on medical treatment in excess of tariffs approved by МЭС	911	51 253	37 761
for preparedness activity	912	300	226
for nature objects protection	913	--	990
for medical equipment	914	120	260
for medicine and materials	915	2 132	--

NOTES TO FINANCIAL STATEMENTS

for 2005

1. MAIN INFORMATION

1. 1 BACKGROUND

Open Joint-stock company "Novolipetsk Steel" (hereinafter referred to as "the Company") is an integrated steel-making company specializing in production of flats of a wide variety.

Originally the Company was established in 1934 as a state owned enterprise and was reorganized into a public corporation on January 28, 1993. On August 12, 1998 the Company's name was reregistered as an open joint-stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.
The Company was registered with Uniform State Register of Legal persons on 09.07.2002 under Registration number 1024800823123.

Complete Company name in Russian language: "Открытое акционерное общество "Новолипецкий металлургический комбинат"
Abbreviated Company name: "ОАО НЛМК"
Complete Company name in the English language: OJSC Novolipetsk Steel
Abbreviated Company name: "ОАО НЛМК"

Location: Russian Federation
Legal address: 2, pl. Metallurgov Lipetsk 398040 RF.

Branches and representative offices:

- Far East Branch "NLMK-DV" in the city of Vladivostok;
- Representative office NLMK in the city of Moscow;
- Representative office NLMK in the city of Novokuznetsk.

General Shareholders' Meeting is a Supreme Executive Body of the Company.

The Board of Directors performs general management of the Company exclusive of the issues fallen to sole competency of the General Shareholders' Meeting (as per Charter).

Board of Directors as of December 31, 2005:

Vladimir S. Lisin

Vladimir N. Skorokhodov

Dmitry A. Gindin

Nikolai P. Lyakishev

Nikolai A. Gagarin

Oleg V. Kiselyov

Oleg V. Bagrin

Randolph Reynolds

Igor P. Fyodorov

The General Director and Management Board are executive bodies that have responsibility for operational

management of the Group on the basis of the Charter and Regulation on Management Board.

Management Board as of December 31, 2005:

Vladimir P. Nastich
Chairman of the Management Board and General Director

Galina A. Aglyamova

Management Board member, Deputy General Director, Economics and Finance

Igor N. Anisimov
Management Board member, Purchasing Director

Vyacheslav I. Vorotnikov
Management Board member, Production Director

Pavel V. Gorodilov
Management Board member, Sales Director

Anatoly N. Koryshev
Management Board member, Director, Maintenance Services

Alexander I. Kravchenko

Management Board member, Director Legal

Sergey P. Melnik
Management Board member, Director, HR & Administration

Sergey M. Perekatov

Management Board member, Director, Construction & Building Maintenance

Sergey A. Rakitin

Management Board member, Technical Director, Chief Engineer

Vladislav A. Smirnov
Management Board member, Deputy General Director, Power & Energy

Alexander A. Sokolov
Management Board member, Director, Accounting - Chief Accountant

Vladimir A. Tretyakov
Management Board member, Director, Information Technologies

Stanislav E. Tsyrlin
Management Board member, Director, Strategy & Management System

The Audit Commission supervises the financial and economic activity of the Company on the basis of the Charter. Members of the Audit Commission are elected for one year by General Shareholders' Meeting.

The Audit Commission as of 31.12.2005:

Valery S. Kulikov

Natalia V. Kurasevich

Igor A. Matsak

Olga N. Savushkina

Galina I. Shipilova

Core businesses of the Company are:

- production and sales of steel products;
- manufacture and sales of mechanic engineering products (equipment, tools, machinery and spare parts);
- industrial, residential and utility construction, rendering of construction and social services;
- domestic and export sales;
- generation, transmission, distribution of electrical, thermal energy;
- manufacture, erection, commissioning and repair of energy objects, electrical equipment and energy plants of customers;
- international passenger operations and freight services by motor vehicles;
- recycling, storage, transportation, placement, landfilling, disposal of industrial and other wastes (materials, substances);
- activity related to environmental work (services);

others.

The Company has all licenses for all types of licensed activities.

Information on Register Holder and Auditor:

Register Holder of the Company is LLC R-Stinol; license No. 10-000-1-00-292, issued on 30.12.2003 valid till 30.12.2006. The Registrar has been registering inscribed stock holders since March 4, 2004.

The Company's Auditor is CJSC PricewaterhouseCoopers Audit; license E 000376, issued on 20.05.2002 valid for 5 years.

1. 2 GROUP STRUCTURE

The Group consists of OJSC NLMK as parental company, its subsidiaries, associates, and organizations controlled by the Company.

The Company does not prepare consolidated financial statements according to Methodological recommendations "On preparation of consolidated financial statements", approved by Order of RF Ministry of Finance No. 112 dd. 30.12.1996.

The Company prepares financial statements under US Generally Accepted Accounting Principles (US GAAP).

Description	Place of registration	Company's interest in share capital, %
Subsidiaries		
LLC Lipetsk insurance company Chance	Lipetsk	100
LLC Steel	Yaroslavl region	100
Holiday hotel Novolipetsky Metallurg	Ukraine	100
LLC Novolipetskoye	Lipetsk region	100
LLC Karamyshevskoye	Lipetsk region	100
LLC Trade House NLMK	Moscow	100
LLC Larmet	Moscow	99,98
LLC Vimet	Lipetsk	99,97
OJSC Stoilensky GOK	Russian Federation	96,98
OJSC Dolomite	Lipetsk region	92,74
OJSC Studenovskaya joint-stock mining company	Lipetsk	88,62

LLC Independent Transport Company	Moscow	70,00
LLC Vtormetsnab NLMK	Lipetsk	70,00
OJSC Tuapse Commercial Seaport	Tuapse	69,41
OJSC North oil and gas company	Moscow	62,00
LLC Lipetskaya municipal energy company	Lipetsk	51,00
OJSC Lipetscombank	Lipetsk	50,07*

* Voting shares held by OJSC NLMK amount to 50.14 per cent.

Subsidiaries' subsidiaries		
LLC "AutoKIM-2001"	Moscow	-
LLC "IC "LKB-Finance"	Lipetsk	-
LLC "Novolipetsk Insurance Company "	Lipetsk	-
LLC "Insurance Medical Company "Novolipetskaya"	Lipetsk	-
LLC "Karavella"	Tuapse	-
LLC "Nafta (T)"	Tuapse	-
OJSC "Firm Tuapsegrazhdanstroy"	Tuapse	-
OJSC "Tuapse shipyard"	Tuapse	-
LLC "TUAPSEVNESHTRANS"	Tuapse	-
LLC Private security service "VV-Zaschita	Stary Oskol	-
LLC "Yuterra"	Belgorod region	-
Associates		
OJSC Lipetsky gipromez	Lipetsk	43,44
OJSC Kombinat KMAruda	Belgorod region	32,89
LLC Neptune	Lipetsk	25,00

1.3 MAIN EVENTS IN THE REPORTING YEAR

- On January,14th the Company's shares were listed in quotation list B of Securities list admitted to trading on Russian Trading System Stock Exchange.
- In May Annual Shareholders' Meeting was held where the Board members, General Director, Audit Commission members, were elected, the Auditor was approved, NLMK's Charter was amended and a new revision of Regulations on the Board of Directors members' remuneration was adopted.

  Upon results of 2004 a decision was made to define dividends as 1.8 rubles per share and to pay out 0.8 rubles extra per share since interim dividends paid for 9 months of 2004 were in the amount of 1 ruble per equity .
- In August at state auction the exploitation license for one of districts of coking coal deposit in Kuzbass was obtained.
- In September an Extraordinary General Shareholders' Meeting was held, where the decision was made to pay out dividends upon results of 6 months of 2005 in the amount of 1 ruble per share.
- In December 7 per cent of share capital were placed at Royal Exchange as international public offering

(IPO). There was no additional stock issue.

1. 4 MAIN PERFORMANCE INDICES

Description	Units	2001	2002	2003	2004	2005
Hot metal production*	thousand tons	7 463	8 047	8 623	8 994	7 885
Steel production*	thousand tons	7 912	8 553	8 854	9 123	8 468
Finished rolled stock production*	thousand tons	7 334	8 006	8 233	8 576	7 979
Flats production*	thousand tons	4 634	4 764	4 895	4 813	4 776
Prepainted steel production*	thousand tons	371	550	543	528	532
Sales proceeds	thousand rubles	37 220 599	53 296 838	75 026 216	126 180 664	119 345 086
Expenses on common activity	thousand rubles	28 947 334	34 268 248	43 691 636	63 699 868	73 320 001
Share of expenses on common activity in revenue	%	77.77	64.30	58.24	50.48	61.44
Sales revenue	thousand rubles	8 273 265	19 028 590	31 334 580	62 480 796	46 025 085
Net profit	thousand rubles	6 030 866	15 097 577	22 568 939	49 849 071	35 165 394
Net assets	thousand rubles	29 773 467	44 873 649	65 172 684	105 390 490	129 770 059
Labour productivity*	thousand rubles / man	760	1 151	1 831	3 199	3 076
Average personnel, * inclusive of	man	49 001	46 289	40 981	39 433	38 798
industrial personnel*	man	41 740	40 402	37 497	36 150	35 645

* *nonaudited indices*

Aggravation of global steel market conditions as a result of changes in demand and supply in main steel consuming regions led to decline of production in 2005.


Profitability index
120
100
80
60
40
20
0
%
2001
2002
2003
2004
2005
assets
assets
equity
sales
core business

Description	Formula
Return on assets	FNo.2 line190 / av.FNo.1 line 300
Return on equity	FNo.2 line190 / av.FNo.1 line 490
Return on sales	FNo.2 line 050 / FNo.2 line010
Return on core business	FNo.2 line 050 / FNo.2 p.020+line 030+line 040


Liquidity Index
12
10
8
6
4
2
0
нор-тив
2001
2002
2003
2004
2005
current
quick
absolute

Description	Formula
Current liquidity	FNo.1 line 290-line 230 / FNo.1line. 690-line 640
Quick liquidity	FNo.1 line 290-line 230line .210 / FNo.1 line 690-line640
Absolute liquidity	FNo.1 line 250+line 260 / FNo.1 line 690-line640

1. 5 RISKS

The Company recognizes the presence of risks in the course of economic and financial activity, evaluates and works out mechanisms of their management. The purpose of risk management is to mitigate negative influence of external factors on financial performance.

Industrial and property risks

Industrial risks are defined as the danger of a reduction in income and damage to the company or third parties as a result of a disruption of the normal production process. Every year the Company adjusts and improves the technologies used to increase the reliability of production facilities. This allows the Company to reduce the output of low-quality products, the expenditure of material resources and to increase production efficiency. The number of industrial accidents is reduced through preventive maintenance procedures. In order to ensure the continuity of the production process, a reasonable amount of inventory and auxiliary materials are kept at each stage of production in case of accidents upstream.

Property risks are defined as the likelihood of the loss or damage of part of the Company's property and lost profits during production and financial operations. Property insurance, preventive personnel training, alarm systems installation and protection of property are carried out to mitigate property risks.

Environmental risks

Environmental risks are defined as the likelihood of the appearance of civil liability for environmental damage which may occur during the construction or operation of production facilities. Constant monitoring of the chemical composition of emissions and discharge of effluents, reduction of environmental impact through the introduction and use of new environmentally friendly technological equipment and withdrawal of obsolete and environmentally hazardous equipment out of operation are performed at NLMK to reduce environmental risks.

Commercial risks

Due to vertical integration development risks arising from the raw materials supply affects the Company in a smaller scale. To minimize the risk of raw materials non-delivery reserve stocks of raw material and goods are made. It is done to provide for discontinuity of production. Contracts on delivery of raw materials and goods are signed only with reliable conventional partners who guarantee regularity of deliveries and quality of the materials to be supplied.

To reduce the effect of the cycle nature of price conditions the Company aims at making products range wider and at diversification of supplies on sectorial and geographic basis. These measures make Company less dependent on negative price changes, they minimize potential losses from aggravation in certain industry or in one or several geographical segments.

The Company monitors both domestic and global market of steel products in search of new large-scale partners and sale channels. This activity decreases potential losses resulting from possible reduction of product consumption in one of the markets. When concluding contracts with new partners, the potential counterparty is always reviewed for reliability and solvency.

Geographical diversification minimizes losses from markets closing resulting from tariff regulation and quota arrangement.

Financial risks

The Company exports its products. Settlements with foreign partners are made mainly in US Dollars and Euro. The Company is able to reduce the risk of impairment of assets by placing available funds in deposits and other highly reliable financial instruments. In order to minimize foreign currency risks, deposits are made in both foreign currencies and the Russian ruble.

Liquidity risk is closely related to the receipt of funds under settlements for products. In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned in order to identify any possible deficit in financial resources.

2. SIGNIFICANT ASPECTS OF ACCOUNTING POLICY AND BASIS OF FINANCIAL STATEMENTS PREPARATION

2. 1 BASIS OF PREPARATION

These financial statements were prepared under current legislative and regulatory documents of the Russian Federation for accounting and preparation of financial statements on a going concern basis, which contemplates the assets monetisation and fulfillment of liabilities in regular financial and economic activity.

Financial statements of OJSC NLMK were formed on the basis of the following current RF rules for accounting and reporting (without deviations):

- RF Federal Law No. 129-ФЗ "On Accounting " dd. 21.11.96 (with changes and amends);
- Order of RF Ministry of Finance No. 67н "On forms of financial statements" dd. 22.07.03;
- Order of RF Ministry of Finance No. 34н "On approval of Provision on accounting and financial statements in the Russian Federation" dd. 29.07.98 (with changes and amends);
- Regulations on accounting approved by Order of RF Ministry of Finance
- Order of RF Ministry of Finance No. 29н "Approval of methodological recommendation on disclosures of profit per share" dd. 21.03.2000;
    - Order of NLMK No. 838 "On approval of accounting policy of NLMK " dd. 31.12.2004.

Accounting policy of the Company is a code of accounting methods, i.e. primary observation, value calculation, current grouping and total generalization of economic facts used for accounting arrangement and preparation of these financial statements.

2. 2 INTANGIBLE ASSETS

Evaluation

Intangible assets are reflected in balance sheets upon actual acquisition costs, expenses on manufacture and additional expenses in order to bring assets to a state in which they could be used for their purposes, less of depreciation charged.

Depreciation

Depreciation is charged on a straight-line basis within their estimated useful lives. Useful life of intangible assets is calculated on the basis of intangible assets validity and other restrictions on time of intellectual property use according to the legislative requirements of the Russian Federation or on the basis of expected useful life within which the Company can gain revenues or on the basis of quantity of products of any other natural exponents of works expected as a result of that asset use. Should it be impossible to define useful lives for intangible assets, standard amortization charges are established on 20 years basis.

2. 3 FIXED ASSETS

Structure

When assets are put on accounting as fixed assets the Company is governed by PBU (Russian Accounting Standard) 6/01 "Accounting of fixed assets".

Property with value below 10 000 rubles per unit and useful life over 12 months, shall be accounted on account 10 "Materials" and shall be written off to production costs according to its putting into operations. Information on residuals of such property in stock shall be reflected in balance sheet in Fixed assets line.

Special tools, devices, equipment and special clothing the lifetime of which is longer than 12 months and the cost of which is less than 10 000 rubles per item are accounted as fixed assets.

Real estate put into operation, actually used and depreciable where title state registration has not been made is accounted among fixed assets.

Evaluation basis

Historical costs of fixed assets acquired by the Company subject to payment are formed upon actual costs and include expenses on construction and acquisition of fixed assets less taxes payable. Historical costs of fixed assets received under agreements which provide for fulfillment of liabilities (payments) by non-monetary funds shall be recognized as a price of valuables handed over or subject to be handed over on the basis of price upon which the Company usually defines value of similar valuables in comparable circumstances.

Value of fixed assets received free of charge is accounted as deferred income upon market value with subsequent attribution to financials as extraordinary income during their value-added use in the amount of accrued depreciation.

Expenses related to completion , additional supply of equipment, modernization and upgrading increase historical costs of fixed assets.

According to Regulations of RF Government the Company annually revaluated its fixed assets from 1992 to 1997. After that fixed assets were not revaluated.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis from book value and norms for depreciation calculated for estimated useful lives of these objects. Useful lives for new objects to be introduced on 01.02.2003 and subsequent years shall be defined by the Company on its own taking into consideration requirements of RF Government Regulations No. 1 «On classification of fixed assets to be included into depreciated groups» dd. 01.01.2002.

Fixed assets	*Estimated useful life*
Buildings	8-80 years
Facilities	3-20 years
Machinery and equipment	5-13 years
Vehicles	run
Others	4-20 years

For fixed assets put into operation before 01.01.2003 useful live depreciation is set on the basis of norms for depreciation approved by Resolution of Council of Ministers of the USSR № 1072 "On uniform norms for depreciation for complete recovery of national economy of the USSR". dd. 22.10.1990

For objects under preservation for more than three months as well as within renewal period over 12 months depreciation is not charged.

Retirement, writing-off and disposal

Retired or disposed fixed assets shall be written off balance sheet together with accrued depreciation. From the time of fixed asset retirement, amount of its additional evaluation shall be transferred from paid-in capital to retained profit of the Company remaining within shareholder ownership capital.

Any profits or losses of disposal or writing-off shall be reflected in Income Statement of the reporting period when they were made as operating earnings or expenses.

2. 4 R&D EXPENSES

In accordance with Regulations on accounting " Accounting of expenditures for scientific research, development and design works" PBU (RAS) 17/02 information on scientific research, development and design works appears in financial statements as investment into non-current assets.

Scientific research, development and design works results of which are used for production and management are accounted on 04 "Intangible assets" account separately and refer to "Other non-current assets" group. They are written off on line basis as expenses on common activities within three years starting from the first day of the next month after their actual use commencement.

2. 5 FINANCIAL INVESTMENTS

Financial investments are accounted according to Regulation on accounting PBU 19/02 .

Financial investments are accounted upon their historical costs on the basis of actual expenses on their acquisition. Only those financial investments are revaluated as of the reporting period termination for which market values are defined in the set order.

Should there be indications of impairment for financial investments where market value cannot be defined, the Company makes a reserve as of December 31 of the reporting year.

Debt securities and loans granted are not evaluated upon their discounted value.

In case of retirement securities (shares, bonds) for which current market value is not defined are evaluated upon their average historical costs.

Interest on securities is accepted as income as soon as they are mature.

2. 6 INVENTORIES

Inventories, to be acquired subject to payment, are assessed at their actual cost including all costs on acquisition up to the moment of inventories acceptance to accounting. Costs on acquisition acknowledged after value generation are accounted on account 16 "Changes in inventories value" and are written-off to expenses in full volume on a monthly basis according to inventories applications.

Inventories received without settlement documents of suppliers are debited as non-invoiced deliveries according to contract prices.

Upon inventories introduction into production and other retirement evaluation of inventories is effected on the basis of average value in the calculation of which quantity and value of materials as of the reporting month beginning and all yearly takings are included.

Finished products are accounted on the basis of its actual production cost value of each kind of products. Finished products aimed for export are accounted separately.

In the balance sheet out-dated inventories or inventories which partially lost their original qualities are accounted taking account of the accrued evaluation reserves.

2. 7 PRODUCTION IN PROGRESS

Production in progress as of the reporting period end on each stage of production is evaluated on the basis of the average value generated on the assumption of the value of production in progress as of the period beginning and production cost value of the reporting period.

Evaluation of production in progress according to order-by-order calculation method is effected on the basis of actual costs.

2. 8 REVENUES AND COSTS

Revenues and costs of the Company are classified as income and expenses on common activity, operating, non-operating and extra.

In case of income groups separation, each group accounts for 5 % and more of total income for the reporting period, a corresponding expense group shall be also foreseen.

Sales proceeds are defined upon transfer date of title for products, goods, results of works, services rendered (for value) on the basis of documents presented to buyers (customers).

Production costs of products (works, services) sold domestically or exported are defined by straight-line calculation on the basis of types of products and their actual costs.

Expenses related to products (services, works) sales are recognized in full in costs of products (services, works) sold in the reporting period as expenses on common activity.

Income and expenses of social subdivisions being on separate balances are recognized as income and expenses on common activity.

Deferred income irrespective of its group are subject to be attributable to corresponding accounts of expenses accounting on the monthly basis by equal shares stipulated by agreements or settlements of he Company within the period to which they attribute.

Expenses on voluntary property and personal insurance are included into costs of products manufactured (services rendered) within the reporting period in which the payment was effected under the agreement terms and conditions. If payment of lumpsum insurance fees is provided for by insurance agreement concluded for not more than one reporting period, expenses are recognized evenly within the agreement validity.

Expenses on repair and maintenance of fixed assets are recognized as expenses on common activity at time it is completed.

Income generated from granting of assets, rights, arising out of patents for inventions, industrial models and other kinds of intellectual property for temporary use and possession subject to payment, from holding shares in chartered capitals of other organizations, interests received from granting organization's monetary funds for use, and other income from securities not related to the organization's core activity is attributed to operating income.

Costs related to securities acquisition making up less than 5% of the amount to be paid to the seller under contract are acknowledged as other operating expenses.

The Company generates provisions for inventories impairment, for financial investments depreciation, provisions for bad debts and other provisions accrued in accordance with the standard documents of the bodies regulating accounting. Accrual of evaluation reserves is effected from operating expenses.

2. 9 OPERATIONS IN FOREIGN CURRENCY

Operations in foreign currency were initially reflected in Russian rubles according to exchange rate of the RF Central Bank published on date of the operation. Monetary items (cash and its equivalent on foreign currency and deposit accounts, short-term securities and receivables including loans granted and received), expressed in foreign currency as of the date of the balance are reflected upon the exchange rate published on the date of the reporting period end. Exchange rate differences are reflected as extraordinary income and losses separately from other income and losses inclusive of financial results on operations with foreign currency during the period when they occurred.

Exchange rate differences are calculated:

- on last day of each month;
- on date of operation completion when there is a time gap between beginning and termination of the operation;
- in case of cash flow;

Exchange rates established by the RF Central Bank as of 31.12.2005:

Forreign currency	*Exchange rate (rubles)*
1 USD	28,7825
1 EUR	34,1850

2. 10 TAXES

Profit tax

Balance profit and taxable profit are defined according to current legislative requirements of the Russian Federation by use of different methods of assessment and accounting of income and expenses. According to PBU 18/02 "Accounting of profit tax computation" the Company takes into account constant and temporary differences which are generated on the basis of analytical data by comparison of balances on accounts and tax accounts. Comparison is made by groups of similar objects accounted on corresponding accounts.

Value added tax

Moment for determination of tax base is established upon value date, i.e. the day of payment for goods shipped, services rendered.

Taxes charged for products shipped (services rendered) but not yet paid are accounted within the account payable and long-term account receivable are accounted as other long-term accounts receivable.

As soon as buyers and customers effect payments, taxes are subject to payment to the budget.

In accordance with amendments to RF Tax Code from January 1, 2006 tax base will be determined upon goods shipment date (date of works performed and services rendered).

Property tax

Objects of fixed assets for which tax benefits are provided are accounted separately.

Land tax

The Company pays land tax since it has property right to industrial area land. The Company pays rent for the rest of the land.

2. 11 CHANGES IN ACCOUNTING POLICY

Since PBU 6/01 "Fixed Assets Accounting" was amended fixed assets in the amount of 10 000 rubles, acquired books, brochures and other financial statements editions starting from 2006 will be accounted as inventory.

3. DESCRIPTIONS AND EXPLANATIONS

3. 1 STRUCTURE OF NLMK BALANCE SHEET FOR 20045 *thousand rubles*

ASSETS	code	Amount	Share	Amount	Share	Change
I. Non-current assets						
Intangible assets	110	4 783	0	3 855	0.01	-928
Fixed assets	120	20 733 524	39.19	22 568 761	36.77	1 835 237
Construction-in-progress	130	4 808 654	9.09	8 081 524	13.17	3 272 870
Interest-bearing investments to inventories	135	6 982	0.01	-	-	-6 982
Long-term financial investments	140	26 497 049	50.09	25 631 107	41.75	-865 942
Deferred tax assets	145	49 567	0.09	15 278	0.02	-34 289
Advance payments made for non-current assets	149	777 251	1.47	3 946 621	6.43	3 169 370
Other non-current assets	150	29 706	0.06	1 138 593	1.85	1 108 887
Total for Section I	190	52 907 516	100	61 385 739	100	8 478 223
II. Current assets						
Inventories	210	13 762 674	22.48	15 177 790	19.62	1 415 116
VAT	220	2 584 111	4.22	2 387 494	3.09	-196 617
Accounts receivable (payments due over 12 months from reporting date)	230	86 573	0.14	86 942	0.11	369
Accounts receivable (payments due within 12 months from reporting date)	240	12 786 291	20.89	15 894 395	20.55	3 108 104
Short-term financial investments	250	29 389 712	48.01	32 419 335	41.90	3 029 623
Cash and its equivalents	260	2 590 278	4.24	11 382 710	14.71	8 792 432
Other current assets	270	17 722	0.02	16 504	0.02	-1 218
Total for Section II	290	61 217 361	100	77 365 170	100	16 147 809
BALANCE	**300**	**114 124 877**		**138 750 909**		**24 626 032**

LIABILITIES	Line code	As of 01.01.2004		As of 31.12.2004		Change
		Amount	Share	Amount	Share	
III. Capital and provisions						
Charter capital	410	5 993 227	5.69	5 993 227	4.62	-
Paid-in capital	420	4 423 266	4.20	4 358 869	3.36	-64 397
Capital reserves	430	299 661	0.28	299 661	0.23	-
Retained profit (uncovered loss)	470	94 653 988	89.83	119 095 970	91.79	24 441 982
Total for Section III	490	105 370 142	100	129 747 727	100	24 377 585
IV. Long-term liabilities						

3. 2 INTANGIBLE ASSETS

thousand rubles

Description	2004	2005	Change
Historical costs	19 588	17 763	-1 825
Accrued depreciation	(14 805)	(13 908)	-897
Residual value	4 783	3 855	-928
Received	1 564	364	-1 200
Retired	469	2 189	1 720
Depreciation (for a year)	(2 376)	(1 168)	-1 208

3. 3 FIXED ASSETS AND CAPEX

3. 3.1 Fixed assets

thousand rubles

Description	2004	2005	Change
Historical costs	38 181 648	41 540 523	3 358 875
Accrued depreciation	(17 448 124)	(18 971 762)	1 523 638
Residual value	20 733 524	22 568 761	1 835 237
Received	8 590 170	4 032 332	-4 557 838
Retired	570 297	673 457	103 160
Depreciation (per year)	(1 306 676)	(2 006 848)	700 172

Value of fixed assets with depreciated value repaid fully as of 31.12.2005 amounts to 7 614 742 thousand rubles (18,33% of historical value of fixed assets).

Upon results of 2005 the Company's expenses for overhaul and maintenance made up 6 107 161 thousand rubles.

Undepreciated fixed assets

thousand rubles

Description	Value as of 31.12.2004	Value as of 31.12.2005	Change
Land lots	1 044 691	1 044 205	-486
Objects under preservation	464 435	458 541	-5 894
Objects of residential fund	43 475	42 384	-1 091
Low value property	24 623	21 437	-3 186
Others	2 606	2 602	-4
Total	**1 579 830**	**1 569 169**	**-10 661**

Fixed assets handed over for leasing

thousand rubles

Description	Value as of 31.12.2004	Value as of 31.12.2005	Change
Fixed assets handed over for leasing	141 236	147 262	6 026
Depreciation charged	(51 841)	(62 020)	10 179
Residual value	89 395	85 242	-4 153

Fixed assets rented *thousand rubles*

Description	As of 31.12.2004	As of 31.12.2005	Change
Fixed assets rented	454 188	437 006	-17 182
Tools rented	30	30	-
Total	**454 218**	**437 036**	**-17 182**

3. 3. 2 Investments to fixed assets

In 2005 the Company continued implementation of the Technical Upgrading Program.

Capital investments by NLMK made up:

thousand rubles

Description	2001	2002	2003	2004	2005
Intangible assets	5 419	888	1 569	902	331
Acquisition of fixed assets objects	708 715	1 494 383	410 556	2 219 964	1 383 797
Acquisition of equipment for installation	1 610 035	1 753 689	2 775 610	3 946 666	2 927 217
Construction and other capital works	458 283	953 689	1 423 256	2 054 132	3 024 328
Advance payments	501 124	1 086 617	1 387 455	694 482	3 740 004
Total	**3 283 576**	**5 289 266**	**5 998 446**	**8 916 146**	**11 075 677**

Total amount of objects commissioned within implementation of Capex program of OJSC NLMK for 2005 amounted to 3 937 329 thousand rubles. Other inflows of fixed assets, inclusive of property with value below 10 000 rubles per unit and useful life over 12 months amounted to 221 120 thousand rubles in 2005.

The major facilities of capital investments programme put into operation in 2005.

CR and coated flats shop: revamping of process automation systems of Continuous Cold-rolling Mill "2030"; upgrading of equipment for strip skinpassing and leveling in line of Continuous Hot-dip Galvanizing Line No. 1; upgrading of cold-rolled strip inspection line.

BOF shop No. 2: replacement of 300 t capacity BOF No. 2 with turret drive; slabs weighing in the slabyard is organized.

Effectiveness of fixed assets utilization

Description	Formula	2001	2002	2003	2004	2005
Funds payback	Sales proceeds / Average fixed assets value	3,99	4,97	6,02	7,33	5,51
Fixed assets depreciation	Fixed assets depreciation / Original value of fixed assets	0,61	0,58	0,55	0,46	0,46
Renewal of fixed assets	Fixed assets received over the period / Original value of fixed assets as of the period end	0,08	0,10	0,11	0,22	0,10
Retirement of fixed assets	Fixed assets retired over the period / Original value of fixed assets as of the period beginning	0,03	0,03	0,02	0,02	0,02

3. 4 ADVANCE PAYMNETS MADE UNDER NON-CURRENT ASSETS

thousand rubles.

Description	as of 31.12.2004	as of 31.12.2005
To equipment suppliers	537 248	3 606 682
Contractors for construction and erection and design and study works	238 805	337 818
R& D	1 180	-
Others	18	2 121
Total	**777 251**	**3 946 621**

3. 5 OTHER NON-CURRENT ASSETS

In the structure of other non-current assets the balance sheet reflects payments in the amount of 1 101 495 thousand rubles related to obtaining a license for usage of subsoils of Zhernovsky coking coal field. The license is valid for 20 years.

3. 6 FINANCIAL INVESTMENTS

The Company has shares in its possession and equity holding in different Russian and foreign companies. Shares of these companies do not have regular listings in Russian and foreign stock exchanges and are reflected in financial statements upon acquisition costs taking into account a provision for impairment.

Short-term financial investments

Description	Value as of 31.12.2004	Received	Retired	Value as of 31.12.2005	Provision charged for impairment 31.12.2005
Securities (promissory notes)	8 461	942	9 402	1	-
Debt securities (certificates of deposit)	546 197	-	546 197	-	-
Deposits	28 835 054	2 755 176 477	2 751 640 979	32 370 552	-
Loans granted for less than 12 months	-	48 903	121	48 782	-
Total	**29 389 712**	**2 755 226 322**	**2 752 196 699**	**32 419 335**	-

Long-term financial investments

thousand rubles

Description	Value as of 31.12.2004	Received	Retired	Value as of 31.12.2005	Provision charged for impairment as of 31.12.2005	Balance value as of 31.12.2005
Investments to subsidiaries	25 116 061	37 500	-	25 153 561	57 709	25 095 852
Investments to associates	99 156	-	-	99 156	-	99 156
Investments to other companies	346 101	-	5	346 096	-	346 096
Investments to joint ventures	1 487	-	-	1 487	1 487	-
Loans granted to companies and due over 12 months	47 749	1 287	49 036	-	-	-
State debt securities (bonds)	50 003	-	50 003	-	-	-
Debt securities (certificates of deposit, notes)	452 611	-	452 608	3	-	3
Other long-term financial investments (deposits)	416 230	111 152	437 382	90 000	-	90 000
Total	**26 529 398**	**149 939**	**989 034**	**25 690 303**	**59 196**	**25 631 107**

The Company has received the following revenue on deposits:

Description	Amount, thousand rubles		Average interest rate, %	
	2004	**2005**	**2004**	**2005**
Long-term deposits in foreign currencies	28 009	27 612	6,50	6,50
Short-term deposits in rubles	73 390	189 698	6,48	5,21
Short-term deposits in foreign currencies	598 499	1 337 857	4,12	3,98
Certificate of deposits in rubles	34 596	165 929	13,63	10,82
Total	**734 494**	**1 721 096**		

Dividends received

thousand rubles

Description	2004	2005
Dividends	22 170	543 931
Interest received from bonds	2 545	2 842
Total	**24 715**	**546 773**

3. 7 INVENTORIES

The Company is constantly working at finding out morally out-dated inventories which are not in use and which lost their original quality. The Company makes up provision for inventories impairment in order to reflect actual amount of inventories in financial statements.

Structure of inventories (in balance evaluation)

thousand rubles

Description	as of 31.12.2004		as of 31.12.2005		Change
	Amount	Share, %	Amount	Share, %	
Raw materials, materials and other similar goods – total:	9 435 769	68,56	9 879 220	65,09	443 451
of them: raw materials	3 611 056		3 351 163		
fuel	562 478		429 381		
spare parts	1 703 536		1 926 930		
auxiliary materials	2 279 952		3 117 221		
integral supplements	772 738		784 881		
Costs in production-in-progress	3 810 675	27,69	4 029 247	26,55	218 572
Finished products and goods for reselling	353 690	2,57	840 227	5,54	486 537
Deferred expenses	144 340	1,05	333 043	2,19	188 703
Others	18 200	0,13	96 053	0,63	77 853
Total	**13 762 674**	**100**	**15 177 790**	**100**	**1 415 116**

Efficiency of production inventories use

Index	2001	2002	2003	2004	2005
Financial costs, thousand rubles (*Form No. 5, line 711 + line 712*)	22 943 097	26 224 391	35 274 117	54 068 138	59 926 297
Average remains of production inventories, thousand rubles (*Form No. 1, line 211*)	4 624 672	4 409 391	5 232 333	7 760 632	9 657 495
Turnover ratio (*line1/line2*)	4,96	5,95	6,74	6,97	6,21
Duration of production inventories, days (*365/ line3*)	73	61	53	52	58,0

3. 8 ACCOUNTS RECEIVABLE AND PAYABLE

3. 8. 1 Structure of accounts receivable (balance evaluation)

thousand rubles

Description	As of 31.12.2004 Amount	Share, %	As of 31.12.2005 Amount	Share, %	Change
Buyers and customers	9 525 905	69,79	11 096 816	55,68	1 570 911
Advance payments made*	1 542 688	11,30	4 917 668	24,68	3 374 980
Other debtors	2 581 522	18,91	3 913 474	19,64	1 331 952
Total accounts receivable	**13 650 115**	**100**	**19 927 958**	**100**	**6 277 843**

**Here and further information takes into account advance payments made for non-current assets.*

Provision for doubtful debts

thousand rubles

Description	as of 31.12.2002	as of 31.12.2003	as of 31.12.2004	as of 31.12.2005
Buyers and customers	54 775	29 448	41 166	65 652
Advance payments made	821	4 757	153	96
Other debtors	60 543	139 228	119 489	90 146
Total	**116 139**	**173 433**	**160 808**	**155 894**

Accounts receivable upon time of formation


1,72%
98,28%
2005
1996-2004

Accounts receivable as of 31.12.2005 upon maturity dates

thousand rubles.

Type of accounts receivable	Maturity dates according to contracts						Total
	up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 дней to 1 year	over 1 year	
Total of accounts receivable, including:	**9 855 660**	**3 605 571**	**2 709 135**	**330 717**	**1 791 959**	**1 634 916**	**19 927 958**
buyers and customers	5 388 864	3 277 532	2 381 043	1 802	9 277	38 298	11 096 816
advance payments made	839 932	252 807	310 194	180 939	1 781 904	1 551 892	4 917 668
other debtors	3 626 864	75 232	17 898	147 976	778	44 726	3 913 474
Share, %	**49,46**	**18,09**	**13,60**	**1,66**	**8,99**	**8,20**	**100**
Overdue							473 873

Other debtors

thousand rubles

Type of receivables	As of 31.12.2004			As of 31.12.2005		
	Amount of receivables	Amount of provision	Balance assessment	Amount of receivables	Amount of provision	Balance assessment
Other long-term accounts receivable, total inclusive:	**22 143**	**-**	**22 143**	**44 726**	**-**	**44 726**
settlements with personnel for other operations	22 143	-	22 143	44 726	-	44 726
Other short-term accounts receivable, total inclusive of:	**2 678 868**	**119 489**	**2 559 379**	**3 958 894**	**90 146**	**3 868 748**
settlements with the budget and extra-budget funds for taxes	1 373 848	-	1 373 848	2 492 201	-	2 492 201
settlements with advance holders	1 573	-	1 573	488	-	488
settlements with personnel for wages, salaries and other operations	64 713	-	64 713	47 457	-	47 457
settlements for claims	173 747	119 066	54 681	112 356	89 783	22 573
settlements for interests charged	84 582	-	84 582	62 776	-	62 776
settlements for assets management agreements	159	-	159	-	-	-
settlements with customs	450 315	-	450 315	160 008	-	160 008
settlements for financial investments	473 930	-	473 930	850 040	-	850 040
VAT on unconfirmed export	36 537	-	36 537	170 544	-	170 544
noninterest-bearing promissory notes	-	-	-	775	-	775
others	19 464	423	19 041	62 249	363	61 886

List of debtors with the largest debt as of 31.12.2005

thousand rubles

Description	Amount of debt
LLC «LIPETSKREGIONGAS», Lipetsk	101 938
«FINANCIAL CONTROL DIVISION IN LIPETSK REGION / LIPETSK CUSTOMS», Lipetsk	150 895
OJSC «KRIOGENMASH», Balashiha	178 666
«ZUNDWIG», Germany	186 238
«ANDRITZ», Austria	210 748
«COCKERILL», Belgium	212 494
LLC «NTK», Moscow	213 708
LLC «TRADE HOUSE NLMK», Moscow	239 122
«DANIELI AND C. OFFICINE MECCANICE S.P.», Italy	289 817
LLC «RPAS», Moscow	321 813
CJSC «NKMZ», Kramatorsk	476 002
«SMS DEMAG», Germany	568 702
«LINDE», Germany	585 225
«VOEST-ALPINE», Austria	770 667
CJSC «LIBRA CAPITAL», Moscow	850 000
«MOORFIELD COMMODITIES COMPANY», UK	1 889 705
«TUSCANY INTERTRADE (UK)», UK	3 127 684
«STEELCO MEDITERRANEAN TRADING LTD», Cyprus	4 483 699
Total	**14 857 123**

Dynamics of accounts receivable turnover

Index description	2001	2002	2003	2004	2005
Sales proceeds, thousand rubles	37 220 599	53 296 838	75 026 216	126 180 664	119 345 086
Average accounts receivable, thousand rubles (*Form No. 1, line 240*)	6 457 805	6 483 117	7 831 256	11 012 477	14 340 343
Accounts receivable turnover ratio (turns per year), (*line 1/ line 2*)	5,76	8,22	9,58	11,46	8,32
Average period of buyers crediting (days) (*360/ line 3*)	62	44	38	31	43

3. 8.2 Structure of accounts payable

thousand rubles

Description	As of 31.12.2004		As of 31.12.2005		Change
	Amount	Share, %	Amount	Share, %	
Suppliers and contractors	2 334 129	29,52	2 532 997	32,50	198 868
Debts to personnel	8 957	0,11	278 913	3,58	269 956
Debts to the budget and state extra-budget funds	1 974 193	24,96	1 223 666	15,70	- 750 527
Debts to shareholders *	182 602	2,31	73 470	0,94	-109 132
Advance payments received**	2 969 713	37,55	3 385 922	43,45	416 209
Other creditors	439 160	5,55	298 377	3,83	-140 783
Total accounts payable	**7 908 754**	**100**	**7 793 345**	**100**	**-115 409**

*** All procedures established by the Russian Law related to notification of shareholders of the right to dividends are fulfilled by the Company.**

**** Hereinafter advance payments received from buyers and customers are reflected as VAT-free subject to payment to the budget (594 457 thousand rubles as of 31.12.2004 and 608 037 thousand rubles as of 31.12.2005).**

Overdue accounts receivable as of 31.12.2005 amounted to 79 503 thousand rubles.

List of creditors to whom the Company has the largest accounts payable as of 31.12.2005

thousand rubles

Name	Amount of debt
OJSC «BELON», Novosibirsk	101 633
OJSC «INPROM», Taganrog	120 208
CJSC «JOINT FINANCIAL GROUP», Moscow	135 889
LLC «STEEL INDUSTRIAL COMPANY - PROCUREMENT», Ekaterinburg	136 405
«AC ASSOCIATED CONTRACTORS A.C.», Switzerland	147 666
CJSC «METALLOCOMPLECT-M», Moscow	156 719
CJSC «STALPROKAT», Moscow	165 214
LLC PKF «DIPOS», Moscow	189 739
LLC JV «CONTESSA», Moscow	197 153
LLC «INSAYUR-STAL», Gorno-Altaysk	403 974
LLC «TRADE HOUSE NLMK», Moscow	875 068
Total	**2 629 668**

Dynamics of accounts payable turnover

Index description	2001	2002	2003	2004	2005
Cost of sales, thousand rubles (*Form No. 2 line 20 + line 30 + line 40*)	28 947 334	34 268 248	43 691 636	63 699 868	73 320 001
Average accounts payable, thousand rubles (*Form No. 1 line 620*)	2 777 257	3 497 459	4 836 805	6 631 260	7 673 153
Accounts payable turnover ratio (turns per year)	10,42	9,80	9,03	9,61	9,56
Average period of crediting (days) (*360/ line 3*)	35	37	39	37	38

3. 8. 3 Ratio of accounts receivable to accounts payable (for the purpose of working capital analysis)

thousand rubles

Index description	Balance as of 31.12.2004	Balance as of 31.12.2005
Short-term accounts receivable	12 786 291	15 894 395
Short-term accounts payable	7 813 126	7 789 252
Change (+,-)	+ 4 973 165	+ 8 105 143
Long-term accounts receivable	86 573	86 942
Long-term accounts payable	95 628	4 093
Change (+,-)	-9 055	- 82 849
Ratio of accounts receivable to accounts payable	1,63	2,05

3. 9 CASH AND ITS EQUIVALENTS

thousand rubles

Description	as of 01.01.2005		as of 31.12.2005		Change
	Value	Share, %	Value	Share, %	
Petty-cash	578	0,02	503	-	-75
Settlement accounts	1 759 873	67,95	760 274	6,68	-999 599
Currency accounts	296 213	11,43	10 450 160	91,81	10 153 947
Special account of corporate cards	689	0,03	3 047	0,03	2 358
L/Cs	461 783	17,83	168 278	1,48	-293 505
Cash and its equivalents in assets management	70 658	2,73	-	-	-70 658
Other cash	484	0,01	448	-	-36
Total	**2 590 278**	**100**	**11 382 710**	**100**	**8 792 432**

Information on cash flows is disclosed in Cash Flow Statement (Form 4).

Data of Cash Flow Statement characterize changes in financial position of the Company in the context of current, investment and financial activities.

Operations related to income and expenses from common activities stipulated in the Charter are attributed to current activity.

Acquisition and sales of property, intangible assets and other non-current assets by the Company, its own construction, R&D expenses are attributed to investment activity. Besides operations with financial investments: acquisition and sales of long-term and short-term securities; contributions to charter capitals of other companies; granting of loans are included here.

In Section «Cash flows in financial activity» the Company has reflected payments of financial rent (leasing) according to Order of the RF Ministry of Finance No. 67н dd. July 22, 2003.

All indices of currency cash flows are recalculated under exchange rate of the Central Bank as of December 31, 2005.

Index «Degree of exchange rate impact as related to the Russian ruble» is a difference between incoming cash balance in reporting currency and outgoing balance of the previous year calculated according to exchange rates of the Russian Central Bank as of 31.12.2005 and 31.12.2004 respectively.

3. 10 CAPITAL

thousand rubles.

Description		as of 31.12.2004	as of 31.12.2005
Charter capital		5 993 227	5 993 227
Reserve capital		299 661	299 661
Paid-in capital, total		4 423 266	4 358 869
inclusive of:	*revaluation of fixed assets*	*3 651 489*	*3 587 092*
	profit allocated to financing of objects put into operation	*563 138*	*563 138*
	other sources	*208 639*	*208 639*
Retained profit, total		94 653 988	119 095 970
inclusive of	*previous years*	*51 043 429*	*89 859 406*
	reporting year	*43 610 559*	*29 236 564*

Chartered and paid-in capitals correspond to the sizes states in the Company's Charter.

Factors	Formula	2001	2002	2003	2004	2005
Own capital turnover period	Form No. 1 line 490	4,48	2,47	2,43	1,71	3,34
Own capital concentration (financial independence)	Form No. 1 line 490 / Form No. 1 line 700	0,84	0,91	0,91	0,92	0,93

Largest shareholders of NLMK (holding over 5% of chartered capital) as of 31.12. 2005

Name	Share in charter capital, %
SILENER MANAGEMENT LTD	18,98
MEROBEL INVESTMENTS LIMITED	16,19
CASTELLA INVESTMENTS LIMITED	15,94
ULTIMEX TRADING LIMITED	14,91
VEFT ENTERPRISES LIMITED	8,25
CJSC Investment and financial company «LKB-INVEST»	7,52

Structure of retained profit of previous years as of 31.12.2005

thousand rubles.

Index	Amount
Profit directed to investments financing	63 115 012
Balance of retained profit directed to investments financing	22 729 689
Profit used for liabilities repayment	4 014 705
Total	**89 859 406**

3.11 DIVIDENDS

Dividends are paid to the shareholders of the Company out of net profit determined on the basis of the Financial Statements prepared under RF law. Dividends are paid out in cash in declared amount within 90 days from date of the respective decision of the General Shareholders' Meeting.

According to the Dividend policy the General Shareholders' Meeting is eligible to make a decision to pay interim dividends in case financial performance of the Company permits their payment without any injury to the current activity and implementation of its further development programs.

In the reporting years the following dividends for common stock were declared:

- upon results of 2004 taking into account interim dividends in the amount of 1 ruble per share, additionally 0,80 rubles per share;
- upon results of 6 months of 2005 - 1 ruble per share.

Amount of dividends charged by shareholders types

thousand rubles

Shareholders	upon results of 2003	upon results of 2004	upon results of 6 months of 2005
Legal persons	3 535 411	10 533 768	5 855 176
NLMK employees	40 272	113 288	59 336
Other natural persons	47 223	140 753	78 715
Total amount of dividends	**3 622 906**	**10 787 809**	5 993 227

As of 31.12.2005 99,7 % of dividends were paid upon results of the previous years and 99,5% upon results of 6 months of 2005.

3. 12 SALES PROCEEDS

thousand rubles

Description	For 2004	For 2005	Change
1. Export sales	81 110 441	66 489 688	-14 620 753
2. Domestic sales	41 580 730	46 863 176	5 282 446
3. Sales by subdivisions inclusive of:	2 764 534	4 901 548	2 137 014
NLMK-DV Branch (city of Vladivostok)	*2 348 537*	*4 428 213*	*2 079 676*
Other subdivisions	*415 997*	*473 335*	*57 338*
4. Sales of in-house materials	78 655	124 397	45 742
5. Sales of goods bought for reselling	417 436	598 563	181 127
6. Sales though shops of service center	74 552	84 432	9 880

7. Sales of apartments	143 450	283 282	139 832
8. Sales of leasing services	10 866	-	-10 866
Total sales proceeds	**126 180 664**	**119 345 086**	**-6 835 578**


Structure of sales proceeds for 2004-2005
100
80
60
40
20
0
%
34,05
40,61
2004
2005
domestic market
export

3. 13 OTHER OPERATING INCOME

thousand rubles

Description	For 2004 Amount	For 2004 Share, %	For 2005 Amount	For 2005 Share, %	Change
Income from rent	27 432	0,03	21 819	0,05	-5 613
From sales of fixed assets	14 383	0,02	10 280	0,02	-4 103
From liquidation of fixed assets	99 024	0,11	88 432	0,19	-10 592
From sales of foreign currency	71 429 749	81,69	45 716 669	99,00	-25 713 080
From sales of foreign currency to assets management	1 035 126	1,18	-	-	-1 035 126
From sales of securities	286 835	0,33	110 615	0,24	-176 220
From transactions with securities being in assets management	14 355 557	16,42	-	-	-14 355 557
From sales of bought inventories	14 741	0,02	28 275	0,06	13 534
Others	178 323	0,20	199 673	0,44	19 939
Total	**87 442 581**	**100**	**46 175 763**	**100**	**-41 266 818**

3. 14 OTHER OPERATING EXPENSES

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share,%	Amount	Share, %	
Expenses related to sales of fixed assets	16 280	0,02	5 118	0,01	-11 162
Expenses for giving of fixed assets to rent	13 682	0,02	9 019	0,02	-4 663
For free transfer of fixed assets	33 154	0,04	13 122	0,03	-20 032
For transfer of fixed assets to chartered capital	11 830	0,01	7	-	-11 823
For liquidation of fixed assets	112 919	0,14	207 452	0,44	94 533
For sales of currency	71 447 796	85,84	45 698 079	97,92	-25 749 717
For sales of foreign currency to assets management	1 035 830	1,24	-	-	-1 035 830
For transactions with securities	242 318	0,29	123 693	0,27	-118 625
Expenses for purchasing of foreign currency in assets management	942	-	-	-	-942
For transactions with securities being in assets management	9 843 250	11,83	-	-	-9 843 250
For sales of bought inventories	14 550	0,02	26 184	0,06	11 634
Property tax	291 602	0,35	399 625	0,86	108 023
Others	169 851	0,20	183 884	0,39	14 033
Total	**83 234 004**	**100**	**46 666 183**	**100**	**-36 567 821**

3. 15 EXTRA-SALES INCOME

thousand rubles

Description	For 2004		For 2005		Change
	Amount	Share, %	Amount	Share, %	
Fines and penalties	19 828	0,80	23 698	0,50	3 870
Profit of previous years	39 969	1,62	28 037	0,59	-11 932
Exchange difference	2 351 117	95,38	4 669 719	97,54	2 318 602
Writing-off past-due accounts payable	8223	0,33	1 746	0,03	-6 477
Surplus revealed during inventory check	11 287	0,46	25 439	0,53	14 152
Others	34 806	1,41	38 755	0,81	3 949
Total	**2 465 230**	**100**	**4 787 394**	**100**	**2 322 164**

3. 16 EXTRA-SALES EXPENSES

thousand rubles

Description	For 2004 Amount	For 2004 Share, %	For 2005 Amount	For 2005 Share, %	Change
Fines and penalties under agreements, law expenses	12 310	0,27	17 667	0,29	5 357
Loss of previous years	243 622	5,36	114 594	1,91	-129 028
Exchange difference	3 455 736	75,98	5 054 334	84,33	1 598 598
Writing-off accounts payable	5 965	0,13	1 912	0,03	-4 053
Expenses for currency conversion	2 326	0,05	491	-	-1 835
Additional payments to the personnel	516 586	11,36	280 805	4,68	-235 781
Social expenses	44 267	0,60	44 313	0,74	46
Fees to voluntary pension security of employees	75 117	1,65	77 198	1,29	2 081
Charity expenses	7 134	0,16	101 199	1,69	94 065
Tax fines	10 208	0,22	192	-	-10 016
Others	174 950	4,22	302 166	5,04	127 216
Total	**4 548 221**	**100**	**5 994 871**	**100**	**1 446 650**

3. 17 TAXES AND TAX LOAD

Name	2001	2002	2003	2004	2005
Total for taxes paid, thousand rubles	**4 237 450**	**5 827 186**	**9 253 148**	**16 608 263**	**14 206 257**
including: income tax	2 241 131	3 903 963	7 037 286	14 487 045	11 937 664
single social tax	876 839	1 044 022	1 132 289	1 268 801	1 183 281
property tax	284 264	183 662	283 133	290 084	393 647
land tax	108 300	56 620	363 913	371 114	435 973
others	726 916	638 919	436 527	191 219	255 692
Proceeds from sales of goods (works, services)	**37 220 599**	**53 296 838**	**75 026 216**	**126 180 664**	**119 345 086**
Aggregate tax load, %	11,38	10,93	12,33	13,16	11,90

The structure of taxes paid (%)

Name	2001	2002	2003	2004	2005
Income tax	52,89	66,99	76,05	87,23	84,03
Single social tax	20,69	17,92	12,24	7,64	8,33
Property tax	6,71	3,15	3,06	1,75	2,77
Land tax	2,56	0,98	3,93	2,23	3,07
Others	17,15	10,96	4,72	1,15	1,80

Income tax

In accordance with Accounting rule 18/02 "Accounting of expenses under income tax" the Company accounts permanent and temporary differences.

Permanent differences making up fixed tax liabilities are related to the difference of fact or appraisal of profit and losses acknowledgement in the accounting or tax accounting of only one reporting period and does not affect the formation of taxable profit of other reporting periods.

Temporary differences are determined by profit and losses making up accounting profit in one reporting period and taxable profit in another reporting period. Temporary differences form a deferred tax asset and deferred tax liability. Deferred tax asset and deferred tax liability reflect part of income tax by which the tax subject to payment to the budget in the following reporting periods is reduced or increased.

Income tax calculation in accordance with the requirements of Accounting rule 18/02.

thousand rubles

Name	For 2004	For 2005
Income tax under accounting date	15 743 749	11 192 287
Fixed tax liabilities	6 133	276 847
Deferred tax assets	5 834	(34 289)
Deferred tax liabilities	(203 522)	(361 872)
Income tax upon tax computations	15 552 194	11 072 973

VAT

Being a conventional exporter, the Company sells the major portion of its products at 0% tax rate.

Tax amounts paid to suppliers and contractors for buying goods (works, services) exceed the tax amount computed from the sale of goods in the domestic market. The difference is submitted for reimbursement from the budget.

thousand rubles

Name	2001	2002	2003	2004	2005
VAT reimbursed from budget	751 665	1 144 742	1 752 942	2 684 937	3 063 076

During the period of January 1, 2006 and December 31, 2007 the Company will follow a special order of transition to tax base definition "upon shipment" provided for by the legislation. In order to specify VAT amounts of transition period inventory check of accounts receivable and payable generated as of 31.12.2005 was carried out.

Description	as of 31.12.2005
VAT for reimbursement as paid	311 365
VAT for payment on products shipped but not paid	113 674

Single social tax

The Company computes single social tax under regressive scale pursuant to Tax Code of the RF.

Since 1.01.05 the rate of single social tax amounts to 26% (35,6 in 2004), regressive tax rates are applicable in case an employee's tax base exceeds 280 thousand rubles (100 thousand rubles in 2004).

Share of the employees whose taxable base corresponded to regressive scale accounted for 5% in 2005, and for 52% in 2004. Application of tax concessions to Single social tax reduced the amount of tax charged for 2005 by 4 841 thousand rubles against 6 046 thousand rubles for 2004.



Effectiveness of Single social tax regressive scale use
mln rubles
6000
5000
4000
3000
2000
1000
0
2001
2002
2003
2004
2005
tax base
SST

Name	2001	2002	2003	2004	2005
Tax rate (%)	35,6	35,6	35,6	35,6	26,0
Effective rate of single social tax	35,59	34,19	32,97	31,87	25,19

3. 18 PROFIT PER SHARE

Base profit per share is defined as the ratio of the base profit of the reporting period to the average weighted amount of common shares being in circulation during the reporting period.

Item	For 2004	For 2005
Net profit of the reporting period, thousand rubles	49 849 071	35 165 394
Average weighted amount of common stock being in circulation, pcs	5 993 227 240	5 993 227 240
Base profit per share, rubles	8,32	5,87

3. 19 INFORMATION ON AFFILIATED PERSONS

The list of NLMK's affiliated persons as of 31.12.05.

Natural persons		
No	Affiliated person	The ground for being an affiliated person
1.	***Oleg V. Bagrin*** Residence: Moscow, Russia	A member of the Company's Board
2.	***Nikolai A. Gagarin*** Residence: Moscow, Russia	A member of the Company's Board
3.	***Dmitry A. Gindin*** Residence: Moscow, Russia	A member of the Company's Board
4.	***Oleg V. Kiselyov*** Residence: Moscow, Russia	A member of the Company's Board
5.	***Vladimir S. Lisin*** Residence: Lipetsk, Russia	A member of the Company's Board A person belongs to the group of the Company's owners A person is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital
6.	***Nikolai P. Lyakishev*** Residence: Moscow, Russia	A member of the Company's Board
7.	***Randolph Reynolds*** Residence: USA, Virginia, Richmond	A member of the Company's Board
8.	***Vladimir N. Skorokhodov*** Residence: Moscow, Russia	A member of the Company's Board
9.	***Igor P. Fyodorov*** Residence: Moscow, Russia	A member of the Company's Board
10.	***Galina A. Aglyamova*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
11.	***Igor N. Anisimov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
12.	***Vyacheslav I. Vorotnikov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
13.	***Pavel P. Gorodilov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
14.	***Anatoly N. Koryshev*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
15.	***Alexander I. Kravchenko*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body

16.	***Sergey P. Melnik*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
17.	***Vladimir P. Nastich*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body A member is the Company's single executive body
18.	***Sergey V. Perekatov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
19.	***Sergey A. Rakitin*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
20.	***Vladislav A. Smirnov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
21.	***Alexander A. Sokolov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
22.	***Vladimir A. Tretyakov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
23.	***Viktor V. Khripunkov*** Residence: Lipetsk, Russia	A member of the Company's corporate executive body
24.	***Stanislav E. Tsyrlin*** Residence: Moscow, Russia	A member of the Company's corporate executive body
Legal entities		
Affiliated person		Activity
A legal entity is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital		
An entity belongs to the group of the Company's owners		
25.	**FLETCHER INDUSTRIAL EQUITY FUND LIMITED** Domicile: Winterbotham Place Marlborough & Queen Streets P.O. Box N-3026 Nassau, the Bahamas	Investment activity
An entity together with other entities is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the Company's chartered capital		
An entity belongs to the group of the Company's owners		
26.	**SILENER MANAGEMENT LIMITED** Domicile : ***20 Gregoriu Avksentiu Street, Aios Dometios, Nicosia, Cyprus***	Investment activity
27.	**ULTIMEX TRADING LIMITED** Domicile: ***2035, Diagoru, 4, KERMIA HOUSE, 6th floor, Apartment /Office 601, Nicosia, Cyprus***	Investment activity

28.	**VEFT ENTERPRISES LIMITED** Domicile: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***	Investment activity
29.	**CASTELLA INVESTMENTS LIMITED** Domicile: ***1066, Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Apartment/Office 102, Nicosia, Cyprus***	Investment activity
30.	**MEROBEL INVESTMENTS LIMITED** Domicile: ***1066, 20 Vas. Friederikis Street, EL GREKO HOUSE, 1st floor, office 104, Nicosia, Cyprus***	Investment activity
31.	**LLC "RUMELKO"** Domicile: ***15, ul. Kedrova Moscow 117036 Russia***	Marketing and consultant services
32.	**LLC IFC «LKB-INVEST»** Domicile: ***18-1, ul. Bakhrushina, Moscow, Russia***	Investment activity
The Company is entitled to manage (indirectly) more than 50% of the total votes represented by the shares, which constitute the chartered capital of the entities mentioned below		
The entities belong to the Company's group		
33.	**Limited liability company "AvtoKIM-2001"** Domicile : 7-2, Bagrationovskiy proezd, Moscow, 121087 Russia	Organization of carriage of passengers, development of car assembly and repair production
34.	**Limited liability company Investment company "LKB-Finance"** Domicile: 8, ul. Internatsionalnaya, Lipetsk, 398600	Leasing activity, activity in securities market
35.	**Limited liability company "Karavella"** Domicile: 2, Morskoy boulevard, Tuapse, Krasnodarsky Krai, 352800	Provision of hotel and catering services
36.	**Limited liability company "Nafta(T)"** Domicile: 2, ul. Maksima Gorkogo, Tuapse, Krasnodarsky Krai , 352800	Treatment of ship ballast and industrial storm waters
37.	**Limited liability company "Novolipetskaya insurance company"** Domicile: 30, ul. Nedelina, Lipetsk, Russia, 398059	Compulsory and voluntary medical insurance

38.	**Limited liability company "Insurance medical company "Novolipetskaya"** Domicile: 3, ul. Voroshilova, Lipetsk, 398001, Russia	Compulsory medical insurance
39.	**Limited liability company "TUAPSEVNESHTRANS"** Domicile: 2-802, Morskoy boulevard, Tuapse, Krasnodarsky Krai, 352800	Transport and logistics services
40.	**Limited liability company Private security service "VV-Zaschita"** Domicile: Production site, Stary Oskol, Belgorod region, 309530, Russia	Security service
41.	**Limited liability company "Yuterra"** Domicile: Production site of OJSC Stoilensky GOK, Stary Oskol, Belgorod region, 309500, Russia	Agricultural production
42.	**OJSC "Tuapse Shipyard"** Domicile: 11, ul. Maksima Gorkogo, Tuapse, Krasnodarsky Krai , 352800	Repairs and maintenance of ship
43.	**OJSC "Firm "Tuapsegrazhdanstroy"** Domicile: 12, ul. Gagarina, Tuapse, Krasnodar Territory, 352800	Industrial and civil construction
The Company is entitled to manage (indirectly) more than 20% of the total votes represented by the shares (holdings), which constitute the chartered capital of the entities mentioned below		
44.	**Holiday Hotel "Novolipetsky Metallurg"** Domicile: 25, per. Chekhova, Morskoye, Sudak , Crimea, the Ukraine, 334886	Provision of social and cultural services
45.	**Limited liability company "Vimet"** Domicile: 35a, pr. Mira, Lipetsk, Russia 398005	Wholesale supplies of iron ore for steelmaking
46.	**Limited liability company "Vtormetsnab NLMK"** Location: 2, pl. Metallurgov, Lipetsk, Russia, 398040	Storage, reprocessing and sales of ferrous scrap
47.	**Limited liability company "Karamyshevskoye"** Domicile: Karamyshevo village, Gryazi area, Lipetsk region, 399077	Production and reprocessing of agricultural products

48.	**Limited liability company "Larmet"** Domicile: 44/28, ul. Studencheskaya, Moscow, Russia 121165	Purchase of raw materials for industrial process as well as trade in metal products
49.	**Limited liability company "Lipetsk municipal energy company"** Domicile: 4-a, pl. Petra Velikogo, Lipetsk, Russia, 398001	Steam and hot water generation, storage of oil and gas, heat network operation
50.	**Limited liability company "Lipetsk insurance company "Chance"** Domicile: 30, ul. Nedelina, Lipetsk, Russia, 398059	Insurance activity
51.	**Limited liability company "Independent transportation company"** Domicile: 32A, Leninsky prospect, Moscow, Russia, 119991	Provsion of services on arrangement of cargoes transportation, railway transport services, forwarding services
52.	**Limited liability company "Neptune"** Location: office 35, 1-в, ul. Adm. Makarova, Lipetsk, Russia, 398005	Provision of sports and health-improving services
53.	**Limited liability company "Novolipetskoye"** Domicile: Tiushevka village, Lipetsk area, Lipetsk region, Russia, 399052	Production and sales of agricultural products, wholesale trade
54.	**Limited liability company "Steel"** Domicile: 1, ul. Lenina, Yaroslavl region, Uglich, Russia	Procurement and sales activity, trade and purchase activity
55.	**Limited liability company "Trade House NLMK"** Domicile : bldg. B, 1/15, Kotelnicheskaya nab., Moscow,109240	Trade and intermidiate activity (domestic and foreign trade in non-ferrous and ferrous metals, provision of intermidiate, legal and consulting and representation services)
56.	**OJSC "Dolomite"** Domicile : 1, ul. Sverdlova, Dankov, Lipetsk region, Russia, 399854	Extraction, refinement and sales of furnace dolomite
57.	**OJSC "Kombinat KMAruda"** Domicile : 2, ul. Artema, Gubkin, Belgorod region, Russia, 309510	Extraction, refinement, and sales of iron ore for steelmaking industry
58.	**OJSC "Lipetsky Gipromez"** Domicile : 1, ul. Kalinina, Lipetsk, Russia, 398600	Design and survey activities
59.	**OJSC "North oil and gas company"** Domicile : bldg. 1, 14, Spartakovskaya sq., Moscow, Russia, 105082	Extraction, refinement, transportation of oil and gas, mineral oil production

60.	**OJSC "Stoilensky GOK"** Domicile : Russian Federation	Extraction and beneficiation of ferrous metal ores and other minerals
61.	**OJSC "Studenovskaya mining company"** Domicile : 4, ul. Gaydara, Lipetsk, Russia, 398008	Extraction , refinement and sales of fluxing dolomite
62.	**OJSC "Tuapse Commercial Seaport"** Domicile : 2, ul. Maxima Gorkogo, Krasnodar Territory, Russia, 352800	Servicing of ships, handling operations
63.	**OJSC "Lipetskcombank"** Domicile : 8, ul. Internatsionalnaya, Lipetsk, Russia, 398600	Provision of banking services to legal entities and natural persons

3. 19. 1 TRANSACTIONS WITH AFFILIATED PERSONS

Pricing for transactions with affiliated persons

Regulations on pricing of steel products and other products of NLMK, sold in the territory of Russia and CIS, envisage the uniform approach to the pricing of products, works, services for affiliated persons and other customers and clients.

The value of design services of OJSC "Lipetsky Gipromez" is determined on the basis of reference books and base price lists for construction designing services, with the use of price indices, recommended by the Ministry of regional Development.

Prices (tariffs) for energy services of LLC "Lipetsk municipal energy company" have been approved by the Regional Energy Commission of the Lipetsk region in accordance with Resolution of RF Government "On pricing regarding electrical and heat energy in the Russian Federation" dd 26.02.2004 No. 109.

Prices for other inventories and services, bought from affiliated persons, are determined on the basis of market prices.

Sales to affiliated persons

Because of the fact that the percentage of transactions with affiliated persons is immaterial for the appraisal of changes in the Company's financial performance, we consider it appropriate to present information grouped under transaction types.

thousand rubles

Description	2004	2005
The Company's products	1 124 171	28 389
Purchased inventories	8 105	8 052
Services	17 655	431 809
Total for affiliated persons	**1 149 931**	**468 250**
Total for the Company	**126 180 664**	**119 345 086**

Purchases from affiliated persons

thousand rubles

Affiliated person	2004			2005	
	Inventories	Services	Finance lease	Inventories	Services
Limited liability company "Larmet"	**1 653 329**	-	-	**1 470**	-
Limited liability company "Trade House NLMK"	8 533 108	-	-	32 372 571	47 839
Limited liability company "Steel"	6 292 982	-	32 256	9 533	-
OJSC "Stoilensky GOK"	26	-	-	13	-
Limited liability company "NTK"	301 084	-	-	107 601	132 891
Limited liability company "Novolipetskoye"	69	-	-	22	-
Limited liability company "Karamyshevskoye"	8 959	-	-	8 735	-
Holiday hotel "Novolipetsky Metallurg"	-	951	-	-	928
Limited liability company "Vimet"	10 511 099	-	-	625	-
OJSC "Dolomite"	140 738	-	-	151 759	-
OJSC "Stagdok"	261 211	50	-	319 930	-
Limited liability company "Lipetsk municipal energy company"	-	6 972	-	-	27 289
OJSC "Lipetsky Gipromez"	-	67 321	-	-	128 842
OJSC "Lipetskcombank"	-	5 210	-	-	11 920
Limited liability company "AvtoKIM-2001"	-	690	-	-	588
LLC "Rumelko"	-	-	-	-	17 332
Total	**27 702 605**	**81 194**	**32 256**	**32 972 259**	**367 629**
Total for affiliated persons	**27 816 055**			**33 339 888**	
Total for the Company	77 493 251			**80 042 136**	

Other transactions with affiliated persons

In 2001 the Company granted a subordinate loan in the amount of USD1 000 000 to OJSC "Lipetskcombank" for the term of 5 years. The loan interest is 8% per annum. Profit gained since the agreement came into force amounts to 10 444 thousand rubles including 2 266 thousand rubles in 2005.

In 2003 agency contract on dividend pay-off was concluded with OJSC "Lipetskcombank". Since the contract came into force, 271 891 thousand rubles has been transferred to shareholders, including 129 610 thousand rubles in 2005. The balance of funds transferred by the Company for dividend pay-off under this contract amounted to 45 185 thousand rubles as of 31.12.2005.

In 2005 the bank's commission was 771 thousand rubles, in 2004 - 555 thousand rubles.

The Company concludes contracts with LLC "Lipetsk insurance agency "Chance" for collective voluntary medical insurance, insurance of civil liability, overland transport, property, aircraft, as well as the Company's employees serving in the RF Army.

thousand rubles

	Insurance premium		Insurance compensation	
	2004	2005	2004	2005
Voluntary medical insurance	57 835	57 831	56 339	48 651
Voluntary civil-liability insurance	12	14	-	-
Compulsory civil liability insurance	4 845	4 658	34	351
Voluntary overland transport insurance	13 153	2 322	1 540	1 000
Voluntary property insurance	27 116	121 021	1 025	-
Aircraft insurance	56	357	-	-
Insurance of RF Army recruits	26	25	-	-
Total	**103 043**	**186 228**	**58 938**	**50 002**


Share of sales to affiliated persons in the Company's sales for 2004
0,96 %
99,04 %
Продажи аффилированным лицам
Sales to other contractors


Share of sales to affiliated persons in the Company's sales for 2005г.
0,44 %
99,56 %
Продажи аффилированным лицам
Sales to other contractors


Share of purchases from affiliated persons in the Company's purchases for 2004.
36,03 %
63,97 %
Purchases from affiliated persons
Purchases from other contractors


Share of purchases from affiliated persons in the Company's purchases for 2005.
41,89%
58,11 %
Purchases from affiliated persons
Purchases from other contractors

3. 19. 2 Transactions in progress as of the reporting year end

thousand rubles

Affiliated person	Accounts receivable		Accounts payable	
	31.12.2004*	31.12.2005	31.12.2004 *	31.12.2005
OJSC "Kombinat KMAruda"	1 290	-	171	2
LLC "Vimet"	9 239	10	621	1
LLC "Larmet"	1 705	-	85 664	3 529
LLC "NLMK Trade House"	50 883	239 122	642 803	875 068
OJSC "Stoilensky GOK"	-	11	189	9
LLC "Lipetsk insurance company "Chance"	5	2 940	-	6

LLC "Novolipetskoye"	46 585	34 292	977	933
LLC "Karamyshevskoye"	5	46	359	6
LLC "Steel"	5 175	-	178 738	12 592
OJSC "Dolomite"	310	-	47	8
OJSC "Lipetsky Gipromez"	-	517	9 752	9 691
OJSC "Stagdok"	143	148	563	60
OJSC "Lipetskcombank"	86	402	1 907	91
Holiday Hotel "Lipetsky Metallurg"	-	-	88	86
LLC "NTK"	214 564	213 708	25 854	13 654
LLC "Lipetsk municipal energy company"	731	10 291	950	1 350
LLC "Neptune"	-	14	-	2
LLC "RUMELKO"	-	1 978	-	-
LLC "Novolipetskaya insurance company"	-	11 572	-	-
LLC "Avto-KIM-2001"	-	-	-	55
Total for affiliate persons	**330 721**	**515 051**	**948 683**	**917 143**
Total for the Company	**13 650 115**	**19 927 958**	**7 908 754**	**7 793 345**

** According to affiliated persons list as of 31.12.2005.*

Accounts receivable for 2005


2,58%
97,42%
Affiliated persons' debt
Other persons' debt

Accounts payable for 2005


11,77%
88,23%
Debt to affiliated persons
Debt to other creditors

Affiliated persons' liabilities to the Company and the Company's liabilities to affiliated persons in 2004 accounted for 2,42% and 12,00% of the total amount of accounts receivable and accounts payable respectively.

3. 19. 3 Remunerations to NLMK's Board of Directors and Management Board members

Conditions and procedure of remunerations payment and expenses refund to the Board members, related to fulfillment of their duties, is established by the Regulations on the Board of Directors members' remuneration approved by the Shareholders' Meeting.

Remunerations to the Management Board members are determined by the agreement concluded with the Management Board members in accordance with the Regulations on the Management Board members' remuneration approved by the Company's Board upon the presentation of the Personnel, Remunerations and Social Policy Committee.

thousand rubles

Description	2004	2005
Payments to the Board of Directors members	14 049	18 610
including: remunerations	*10 848*	*11 254*
author's royalty	*3 196*	*6 622*
other payments	*5*	*734*
Payments to the Management Board members	41 080	39 634

3. 20 PROVISIONAL FACTS OF THE COMPANY'S ECONOMIC ACTIVITY AND OTHER POTENTIAL LOSSES

The Company's management deems it necessary to disclose possible losses arising from events acknowledged to be provisional facts:

thousand rubles

Description	Possible losses
Estimated losses from assets retirement, total	229 338
including: : fixed assets not in use	*47 145*
Matyra water storage basin	*36 938*
construction in progress	*145 255*
Cases of deficiency and loss from valuables damage under investigation	16 462
Suspended trials	4 019
Customers' claims	68 086
Total	**317 905**

Apart from it, the Company has calculated evaluation reserves for financial investments depreciation, for decrease in inventories cost and for doubtful debts.

3. 21 EVENTS AFTER THE REPORTING DATE

Implementing the strategy aimed at expansion in the foreign market and development of vertical integration ша production facilities, the Company has concluded the following transactions for the purchase of shares of Russian and foreign companies.

NLMK has purchased 100% of shares of DanSteel A/S, the Danish steelmaking enterprise. The value of share holding is 2 993 380 thousand rubles.

NLMK has purchased 111 499 shares (43,37%) of OJSC "Kombinat KMAruda" at the price of 1 710 410 thousand rubles. As a result, the Company became the owner of 76,26% of this Company's shares.

NLMK has purchased 43 492 744 shares (4,4%) of OJSC "Altai-koks", the transaction value is 664 018 thousand rubles.

These transactions were financed at the expense of the Company's equity.

In January 2006 the Company concluded the sale of share holding of OJSC "Lebedinsky ore mining and processing enterprise" in the amount of 11,96% of its chartered capital (2 236 867 shares). The proceeds amounted to 11 307 380 thousand rubles.

In March 2006 the Company reached an agreement with a group of investors related to the purchase of 82% of shares of the coke plant OJSC "Altai-koks" and 100% of shares of the holding company Kuzbass Asset Holdings Limited, Gibraltar, owing 100% of shares of Prokopievskugol group of coal companies.

General Director of NLMK **V.P. Nastich**

Director, Accounting –
Chief Accountant **A.A. Sokolov**

AUDIT REPORT ON FINANCIAL STATEMENTS

for Novolipetsk Steel shareholders:

Auditor:

Closed joint-stock company "Price WaterhouseCoopers Audit"(CJSC PwC Audit)

State Registration Certificate No. 008.890 was issued by Moscow Registration Chamber on 28.02.92.

The Company was listed in Uniform State Register of legal persons for the legal person listed before July 1, 2002. The certificate No. 1027700148431 was issued on August 22, 2002 by interdistrict inspectorate of RF Ministry of Taxation No. 39 in Moscow.

The license for auditing No. E000376 was issued by RF Ministry of Finance on April 20, 2002. The license is valid till May 20, 2007.

Company being audited:

Open Joint Stock Company "Novolipetsk Steel"

2, pl. Metallurgov, Lipetsk 398040
Russian Federation

Certificate on state registration as joint stock company No. 5-Г was issued by Lipetsk Levoberezhny District Administration on January 28, 1993.

The Company was listed in Uniform State Register of legal persons for the legal person listed before July 1, 2000. The certificate No. 1024800823123 was issued on July 09, 2002 by Tsentralny District Inspectorate of RF Ministry of Taxation No. 39 in Lipetsk.

AUDIT REPORT ON FINANCIAL STATEMENTS

of Open Joint Stock Company "Novolipetsk Steel"
for Novolipetsk Steel shareholders:

1. We have audited the attached financial statements of Open Joint Stock Company "Novolipetsk Steel (January 1, 2005 through December 31, 2005).

The financial statements of NLMK include: Balance sheets; Income statements; Report on capital changes; Cash flow statement; Appendices to Balance Sheets and Income statements; Notes to the Financial Statements (hereinafter referred to altogether as Financial Statements).

NLMK Management prepared the financial statements under Russian Federation law on preparation of financial statements. Financial statements prepared under the stated law differs greatly from the statements prepared in line with International Standards for Financial statements.

2. Executive board of the Company is responsible for preparation and submission of financial statements. Our responsibility is to express our opinion on these financial statements authenticity in all material aspects and on their conformance to the Russian Law requirements based on our audits.

3. We conducted our audits in accordance with Federal Law "On auditing"; Federal standards on auditing; International Auditing standards as well as our internal standards.

An audit was planned and performed to obtain reasonable assurance about whether the financial statements were free of material misstatement. An audit includes examining, on a sample basis, study of evidence supporting the amounts and disclosures in the financial statements. An audit also included accessing the accounting principles used, rules for financial statements preparation; and significant estimates made by management, as well as evaluating the overall financial statements presentation.

We believe that audit performed is sufficient ground for expressing our opinion on reliability of financial statements and conformance of accounting with Russian Federation Law.

4. In our opinion the financial statements of the Company enclosed to this audit report reflect fairly in all material aspects the financial position of the Company as of December 31, 2005 and the results of its operations from January 1 to December 31, 2004 inclusive, according to the requirements of the Russian Law on preparation of Financial Statements.

March 31, 2006

Director of Open Joint-stock Company **Mark Okes -Voysey**

Auditor V.Y. Sokolov

(qualification certificate No. K 013014 in general auditing,
for an unlimited term)

APPENDIX to item 7.2. "Quarterly financial statements of the issuer for the last complete reporting quarter".

BALANCE SHEET

		Codes
	Form No. 1 under OKUD	0710001
As of **March 31, 2006**	Date (year, month, date)	2006 / 03 / 31
Organization: OJSC Novolipetsk Steel	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity: Production of cold -rolled flats with and without protective coating	**under OKVED**	27,17
Organizational-legal form / property form: Open joint stock company / Joint federal and foreign property	under **OKOPF/OKFS**	47/31
Units: thousand rubles	**under OKEI**	0384

Address: **2, pl. Metallurgov, Lipetsk**

ASSETS	Line code	At reporting period beginning	At reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	3 855	3 852
Fixed assets	120	22 547 324	22 879 401
Construction in progress	130	8 081 524	9 250 595
Long-term financial investments	140	25 631 107	31 045 279
Deferred tax assets	145	15 278	21 781
Advance payments granted for non-current assets	149	3 946 621	4 064 957
Other non-current assets	150	1 138 593	1 137 361
TOTAL for Section I	190	61 364 302	68 403 226
II. CURRENT ASSETS			
Inventories	210	15 199 227	14 533 568
inclusive: **raw materials and other similar valuables**	211	9 900 657	9 001 465
animals in breeding and feeding	212	1 384	1 462
expenses on work in progress (distribution costs)	213	4 029 247	4 012 393
finished products and goods for reselling	214	840 227	987 638
goods shipped	215	5 913	245 658
deferred expenses	216	333 043	194 896
other inventories and expenses	217	88 756	90 056
VAT for valuables acquired	220	2 387 494	2 639 337
Accounts payable (payments due for over 12 months from the balance date)	230	86 942	87 091
inclusive: **buyers and customers**	231	38 298	33 179
Accounts receivable (payments due within 12 months from the balance date)	240	15 894 395	15 058 846
inclusive: **buyers and customers**	241	11 058 518	10 021 426
Short-term financial investments	250	32 419 335	32 236 857
Cash assets	260	11 382 710	19 778 951
Other current assets	270	16 504	18 186
TOTAL for Section II	290	77 386 607	84 352 836
BALANCE (sum of lines 190 + 290)	300	138 750 909	152 756 062

LIABILITIES	Line code	At reporting period beginning	At reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	5 993 227	5 993 227
Additional paid-in capital	420	4 358 869	4 356 992
Reserved capital	430	299 661	299 661
inclusive: reserve funds established according to the law	431	299 661	299 661
Retained profit (retained loss)	470	119 095 970	134 151 661
inclusive: retained profit (retained loss) of previous years	471	119 095 970	119 095 970
retained profit (retained loss) of the reporting period	472	X	15 055 691
TOTAL for Section III	490	129 747 727	144 801 541
IV. LONG-TERM LIABILITIES			
Deferred tax liabilities	515	1 187 505	1 297 583
Other long-term liabilities	520	4 093	4 998
TOTAL for Section IV	590	1 191 598	1 302 581
V. SHORT-TERM LIABILITIES			
Accounts payable	620	7 715 782	6 569 894
inclusive: suppliers and contractors	621	2 532 997	1 963 454
debts to organization personnel	622	278 913	282 339
arrears to the state extra-budget funds	623	190 885	146 228
tax and due debt	624	1 032 781	806 068
other creditors	625	294 284	148 560
advance payments received	627	3 385 922	3 223 245
Debts to participants (founders) for revenues pay-off	630	73 470	62 265
Deferred income	640	22 332	19 781
TOTAL for Section V	690	7 811 584	6 651 940
BALANCE (sum of lines 490 + 590 + 690)	700	138 750 909	152 756 062

REFERENCE ON VALUES AVAILABILITY ON OFF-BALANCE ACCOUNTS

Description	Line code	At reporting period beginning	At reporting period end
1	2	3	4
Fixed assets leased	910	437 036	445 367
Inventories accepted for storage	920	8 237	6 704
Debt of insolvent debtors written off to loss	940	21 840	21 840
Security of liabilities and payments received	950	3 592 701	3 574 350
Depreciation of housing facilities	970	9 281	9 281
Materials accepted for reprocessing	981	9	75
Document sheets of strict reporting	982	1 036	814
Intangible assets received for usage	990	38 140	42 272

INCOME STATEMENT

		Codes
	Form No. 2 under OKUD	0710002
As of **the 1st quarter of 2006**	Date (year, month, date)	2006	03	31
Organization: **OJSC Novolipetsk Steel**	under OKPO	5757665
ID of taxpayer	INN	4823006703
Activity: Production of cold -rolled flats with and without protective coating	**under OKVED**	27,17
Organizational-legal form / property form: Open joint stock company / Joint federal and foreign property	**under OKOPF/OKFS**	47/31
Units: thousand rubles	**under OKEI**	384

Index name	Line code	For the reported period	For the similar period of the last year
1	2	3	4
Income and loss on common activity			
Revenues (net) on sales of goods, products, and services (net of VAT, excises and similar mandatory payments)	010	27 930 471	33 400 802
including sales of ferrous metals	011	27 086 070	32 379 173
Sales cost of goods, products, works, and services	020	(16 194 896)	(17 527 372)
including ferrous metals sold	021	(15 664 850)	(16 953 205)
Gross profit	029	11 735 575	15 873 430
Commercial expenses	030	(752 719)	(513 842)
Administrative expenses	040	(544 606)	(361 624)
Sales income (loss) (lines	050	10 438 250	14 997 964
Other income and losses			
Interest receivable	060	448 460	358 076
Other operating income	090	27 928 935	15 458 182
Other operating expenses	100	(17 174 260)	(15 532 786)
Extra-sales income	120	977 381	539 437
Extra-sales expenses	130	(2 720 390)	(1 239 194)
Profit (loss) before taxation	**140**	**19 898 376**	**14 581 679**
Deferred tax assets	141	6 504	8 455
Deferred tax liabilities	142	(110 079)	(141 003)
Current profit tax	150	(4 740 987)	(3 395 628)
Net profit (loss) of the reporting period	**190**	**15 053 814**	**11 053 503**
FOR REFRENECE Permanent tax liabilities	200	68 952	28 573

DESCRIPTION OF SOME PROFITS AND LOSSES

Index name	Line code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits acknowledged or upon which arbitration decision made about their collection	210	1 880	(19 902)	4 035	(2 972)
Profits (loss) of the previous years	220	5 255	(46 742)	4 549	(27 127)
Payment of damages caused by failure or undue fulfillment of liabilities	230	16	--	81	--
Exchange differences in currency operations	240	963 366	(2 527 536)	516 445	(1 104 829)

18-04-2006

NLMK is holding Annual General Meeting in June

On April 17, 2006 a meeting of NLMK's Board of Directors has made a decision to conduct a General Shareholders' Meeting on June 6, 2006.

The general annual meeting of the Company's shareholders will address the following agenda items:

1. Approval of the Company's 2005 annual report, annual financial statements, including statement of income, and allocation of profit (including dividend payment) and losses of financial year 2005.

2. Approval of new edition of the Company's Charter, Regulations on the Board of Directors, Regulations on Management Board, Code of Corporate Governance, Dividend Policy of NLMK.

3. Election of members to the Company's Board of Directors.

4. Election of President (Chairman of the Management Board) of the Company.

5. Election of members to the Company's Audit Commission.

6. Approval of the Auditor.

7. Payment of remuneration to the members of the Board of Directors.

8. Membership of the Company in the International Association "International Iron and Steel Institute".

The Company's Board of Directors recommended the general shareholders' meeting to approve the decision on declaring dividends on common issued shares for 2005 in cash in the amount of 3.00 Rubles (USD 0.1063) per common share. Taking into account previous interim dividend payments for the first half of 2005 of 1.00 Ruble (USD 0.0352) per common share, it is recommended to pay additionally 2 Rubles (USD 0.0711) per common share.

The list of persons entitled to participate in the general annual meeting of the Company's shareholders will be prepared on the basis of NLMK Shareholders' Register as at 12:00 a.m., April 18, 2006.

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14.10.2005

NLMK TO HOLD EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Board of Directors has taken a decision to hold the Extraordinary General Meeting of NLMK's shareholders on November 16, 2005 (the final date for receipt of voting ballots).

The Meeting will be held by way of absentee voting ballots with the following agenda: "Approval of interested party transactions".

The list of persons entitled to participate in the Extraordinary Shareholder's Meeting will be based on NLMK's shareholders register as of 00:00, October 15, 2005.

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STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

Decisions taken by the Board of Directors (Supervisory Board) of the joint-stock company:

2.1. Date of meeting of the joint-stock company's Board of Directors (Supervisory Board), where the respective decisions were taken: ***22.08.2005.***
2.2. Date and number of the Minutes of the joint-stock company's Board of Directors (Supervisory Board) meeting, where the respective decisions were taken: ***22.08.2005, Minutes № 132.***
2.3. Content of decisions taken by the joint-stock company's Board of Directors (Supervisory Board):

I). To convoke an extraordinary general shareholders' meeting of OJSC "NLMK" in the form of an absentee vote on September 26, 2005 (the date of final submission of voting ballots) with the following agenda:
1. On payment (announcement) of dividends on floated common shares of OJSC "NLMK" based on the results of the fist half of 2005.

II). To compile a list of persons entitled to participate in the extraordinary general shareholders' meeting of OJSC "NLMK" based on the Register of Nominal Security Holders of OJSC "NLMK" as at 00:00, August 23, 2005.

III). To recommend to the general shareholders' meeting to approve the decision on payment of dividends based on the results of the fist half of 2005 on placed common shares in cash in the amount of 1 ruble per common share. Payment of dividends shall be effected before December 25 2005 by transfer of funds:
- for legal entities (shareholders) – to their settlement bank accounts;
- for individuals – employees of OJSC "NLMK" (shareholders) – simultaneously with salary payment;
- for other individuals (shareholders) – via OJSC "Lipetskcombank".

IV). To approve the form and wording of the ballot for voting on agenda items of the extraordinary general shareholders' meeting of OJSC "NLMK" in the form of absentee vote.

V). To approve the list of documents and arrangements related to the extraordinary general shareholders' meeting of OJSC "NLMK" and preparation thereto.

3. Signature

3.1. ***Director General***
Open Joint-Stock Company
"Novolipetsk Steel" ________________ ***V. P. Nastich***
(signature)

3.2. ***Date "23" August, 2005*** Stamp

Report:

"Information on the decisions taken by the Issuer's Directors Board (Supervisory Board)"

1. Issuer's full firm-name: **Novolipetsk Iron and Steel Corporation.**
2. Issuer's address: ***Russia Federation.***
3. Tax-payer ID given to the Issuer by rating authorities: ***4823006703.***
4. Issuer's unique code given by registering authority: ***00102-A.***
5. Address of the Internet web-page used by the Issuer to publish relevant information: ***www.nlmk.ru/rus/index/quarterindex.php3***
6. Date of the Issuer's Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***11.04.2005.***
7. The date and the Protocol number of the Issuer's Directors Board (Supervisory Board) meeting where the relevant decisions were taken: ***14.04.2005, Protocol No126.***

8.Contents of the decisions, taken by the Issuer's Directors Board (Supervisory Board):

I) ***To approve the agenda of the NLMK shareholders annual meeting to discuss the results of activities in 2004, in the proposed wording:***

1. ***Approval of the Corporation annual report for the year of 2004, annual accounting report, profits and losses reports, as well as profits distribution (including the dividends) and the Corporation losses for the period.***
2. ***On the election of the Corporation Directors Board members.***
3. ***On the election of the Corporation Director General.***
4. ***On the election of the Corporation Auditing Commission members.***
5. ***On the approval of the Corporation Auditor.***
6. ***On the revision of the Corporation Regulations.***
7. ***On the approval of the new wording of the Provisions on payments for the Corporation Directors board members.***
8. ***On the approval of transactions of interest for the Corporation.***
9. ***On payment of remunerations to the Corporation Directors board members.***

II) ***To approve the forms and text of voting papers on the agenda issues for the NLMK shareholders general meeting for the year of 2004.***

III) ***To approve the list of information, submitted to the shareholders when preparing the NLMK shareholders annual meeting and the order of obtaining it.***

IV) ***To approve the drafts and events related to preparing and holding the NLMK shareholders annual meeting for the year of 2004.***

V) ***To recommend the shareholders general meeting to approve "PRICEWATERHOUSECOOPERS AUDIT" as the NLMK Auditor; to charge "PRICEWATERHOUSECOOPERS AUDIT" with the finance accounting audit to be held acc. to the US GAAP.***

VI) ***To approve the draft of the annual report on the NLMK finance and economic activities for the year of 2004, annual accounting report on the Corporation profits and losses as well the distribution of its profits and losses.***

VII) ***To recommend the shareholders general meeting to approve the decision on profits distribution for the year of 2004, on the basis of 1,8 rub. per one ordinary share. Taking into account the intermediate dividends distributed for nine months of the year of 2004 on the basis of one rub. per one ordinary share, 0.8 rub. per one ordinary share are to distributed additionally.***

The profits are to be distributed before August 18, 2005 by transferring the cash means:

- *for legal entities (shareholders): onto their bank settlement accounts;*
- *for natural persons, NLMK personnel (shareholders): on the day of paying out the wages;*
- *for other natural persons (shareholders): through "Lipetskkombank".*

VIII) To recommend the shareholders general meeting to approve the decision on payment of the remunerations to the NLMK Directors Board members.

Director General,
Novolipetsk Iron and Steel Corporation *V.P. Nastich*

Date: April 14, 2005 *(Stamp)*

STATEMENT OF MATERIAL FACT
"INFORMATION ON GENERAL MEETINGS' DECISIONS"

1. General Information

1.1. Full name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. Abbreviated name of the issuer: ***OJSC "NLMK"***
1.3. Domicile: ***Russian Federation***
1.4. OGRN (Principal State Registration Number) of the issuer: ***1024800823123***
1.5. INN (Taxpayer's Identification Number): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website used by the issuer for information disclosure purposes: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Periodical(s) used by the issuer to publish information: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Code of material fact: ***1000102A06062006***

2. Statement Content

2.1. Type of the general meeting: ***annual***
2.2. Way of holding the general meeting: ***meeting***
2.3. Date and venue of the general meeting: ***June 06, 2006; Headquarters of OJSC "NLMK", 2, pl. Metallurgov, 398040 Lipetsk, Russia.***
2.3. Quorum of the general meeting: ***The total number of votes possessed by the persons on the list of persons entitled to participate in the general shareholders' meeting of the Company (as of April 18, 2006) - 5 993 227 240. The number of votes of the meeting participants – 5 792 813 575, which makes 96,656% of the total number of Company's voting shares. The meeting of the shareholders is authorized to take decisions on all issues of the agenda without exception.***

2.4. Issues put to vote and voting results:

1. On approval of the Company's 2005 Annual Report, annual financial statement including P&L statement, as well as distribution of the Company's profit (incl. dividend payment) and loss in the financial year 2005.

1.1. To approve the Company's 2005 Annual Report, annual financial statement, P&L statement, distribution of the Company's profit and loss in the financial year 2005.

Voting results:
"For" - 5 315 939 769 votes, which makes 91,77% of the total number of votes of the meeting participants.
"Against" – 0 votes, which makes 0,00% of the total number of votes of the meeting participants.
"Abstained" - 467 326 votes, which makes 0,01% of the total number of votes of the meeting participants.

1.2. To declare payment of dividends on placed common shares for the year of 2005 by

monetary funds in the amount of 3 rubles per common share. Considering the interim dividends paid for Q1 2005 in the amount of 1 ruble per common share, to pay additionally 2 rubles per common share. The dividends shall be paid till September 4, 2006 by funds transfer:

- *for legal entities (shareholders) – by cashless transfer of funds according to payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;*
- *for individuals – employees of OJSC "NLMK" (shareholders) – by cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;*
- *for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to bank account details specified in the questionnaire of the registered individual kept by the Company's Registrar or in cash at the cash desk of OJSC "Lipetskcombank").*

Voting results:
"For" - 5 431 554 454 votes, which makes 93,76% of the total number of votes of the meeting participants.
"Against" – 1001 votes, which makes 0,00% of the total number of votes of the meeting participants.
"Abstained" - 261 261 votes, which makes 0,00% of the total number of votes of the meeting participants.

2. On approval of the Company documents in new revision.

2.1. On approval of the Company Charter in new revision.

Voting results:
"For" - 5 427 257 898 votes, which makes 93,69% of the total number of votes of the meeting participants.
"Against" – 641 063 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 4 030 840 votes, which makes 0,07% of the total number of votes of the meeting participants.

2.2. On approval of the Regulations on the Company Board of Directors in new revision.

Voting results:
"For" - 5 423 698 803 votes, which makes 93,63% of the total number of votes of the meeting participants.
"Against" – 648 070 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 7 437 809 votes, which makes 0,13% of the total number of votes of the meeting participants.

2.3. On approval of the Regulations on the Company Management Board in new revision.

Voting results:
"For" - 5 423 640 194 votes, which makes 93,63% of the total number of votes of the meeting participants.

"Against" – 1 832 064 votes, which makes 0,03% of the total number of votes of the meeting participants.
"Abstained" - 6 408 976 votes, which makes 0,11% of the total number of votes of the meeting participants.

2.4. On approval of the Corporate Governance Code of the Company in new revision.

Voting results:
"For" - 5 424 157 215 votes, which makes 93,64% of the total number of votes of the meeting participants.
"Against" – 672 094 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 7 007 400 votes, which makes 0,12% of the total number of votes of the meeting participants.

2.5. On approval of the Company Dividend Policy in new revision.

Voting results:
"For" - 5 408 190 140 votes, which makes 93,36% of the total number of votes of the meeting participants.
"Against" – 611 033 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" - 6 897 961 votes, which makes 0,12% of the total number of votes of the meeting participants.

3. On election of the members of the Company Board of Directors.
(cumulative voting)

Voting results:
"Against all nominees" - 1 199 196 votes, which makes 0,002% of the total number of votes of the meeting participants.
"Abstained" – 30 470 940 votes, which makes 0,058% of the total number of votes of the meeting participants.
Affirmative votes were distributed in the following way:

1). Oleg Vladimirovich Bagrin – 5 841 211 484 votes, which makes 11,20% of the total number of votes of the meeting participants.

2). Nikolai Alexeevich Gagarin – 5 190 708 333 votes, which makes 9,96% of the total number of votes of the meeting participants.

3). Dmitry Aronovich Gindin – 4 370 210 652 votes, which makes 8,38% of the total number of votes of the meeting participants.

4). Karl Doering
– 4 094 305 578 votes, which makes 7,85% of the total number of votes of the meeting participants.

5). Oleg Vladimirovich Kiselyov – 73 034 504 votes, which makes 0,14% of the total number of votes of the meeting participants.

6). Alexey Alexeevich Lapshin – 84 311 824 votes, which makes 0,16% of the total number of votes of the meeting participants.

7). Vladimir Sergeevich Lisin – 9 388 317 309 votes, which makes 18,01 of the total number of votes of the meeting participants.

8). Nikolai Pavlovich Lyakishev – 4 371 889 721 votes, which makes 8,39% of the total number of votes of the meeting participants.

9). Randolph Reynolds – 4 459 788 084 votes, which makes 8,55% of the total number of votes of the meeting participants.

10). Vladimir Nikolayevich Skorokhodov – 5 329 778 215 votes, which makes 10,22% of the total number of votes of the meeting participants.

11). Vyacheslav Petrovich Fyodorov – 70 685 518 votes, which makes 0,14% of the total number of votes of the meeting participants.

12). Igor Petrovich Fyodorov – 5 243 184 322 votes, which makes 10,06% of the total number of votes of the meeting participants.

4. On election of President (Chairman of Management Board) of the Company.

Voting results:
"For" - 5 425 949 567 votes, which makes 93,667% of the total number of votes of the meeting participants.
"Against" - 408 612 votes, which makes 0,007% of the total number of votes of the meeting participants.
"Abstained" - 6 288 350 votes, which makes 0,109% of the total number of votes of the meeting participants.

5. On election of the members of the Company Audit Commission.

1). Valery Serafimovich Kulikov
Voting results:
"For" - 5 423 492 500 votes, which makes 93,62% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 116 319 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 5 065 566 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

2). Natalia Vladimirovna Kurasevich
Voting results:
"For" - 5 422 737 745 votes, which makes 93,61% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 289 294 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.

"Abstained" – 5 153 857 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

3). Igor Alexandrovich Matsak
Voting results:
"For" - 201 773 436 votes, which makes 3,48% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 4 265 675 176 votes, which makes 73,64% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 960 676 222 votes, which makes 16,58% of the total number of votes of the meeting participants, entitled to vote on the issue.

4). Olga Nikolayevna Savushkina
Voting results:
"For" - 5 423 709 470 votes, which makes 93,63% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 147 152 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 4 992 490 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

5). Galina Ivanovna Shipilova
Voting results:
"For" - 5 422 952 076 votes, which makes 93,62% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Against" - 153 158 votes, which makes 0,00% of the total number of votes of the meeting participants, entitled to vote on the issue.
"Abstained" – 4 979 477 votes, which makes 0,09% of the total number of votes of the meeting participants, entitled to vote on the issue.

6. On approval of the Company Auditor.

6.1. To approve CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, as OJSC "NLMK" Auditor.

Voting results:
"For" - 5 427 759 707 votes, which makes 93,70% of the total number of votes of the meeting participants.
"Against" - 714 137 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" – 2 260 475 votes, which makes 0,04% of the total number of votes of the meeting participants.

6.2. To entrust CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP).

Voting results:

"For" - 5 428 861 605 votes, which makes 93,72% of the total number of votes of the meeting participants.
"Against" - 751 177 votes, which makes 0,01% of the total number of votes of the meeting participants.
"Abstained" – 2 413 603 votes, which makes 0,04% of the total number of votes of the meeting participants.

7. On payment of remunerations to the members of the Company Board of Directors.

Voting results:
"For" - 5 421 150 053 votes, which makes 93,584% of the total number of votes of the meeting participants.
"Against" - 1 833 287 votes, which makes 0,032% of the total number of votes of the meeting participants.
"Abstained" – 9 402 920 votes, which makes 0,162% of the total number of votes of the meeting participants.

8. On participation of the Company as a member of the international association "International Iron and Steel Institute".

Voting results:
"For" - 5 431 460 733 votes, which makes 93,762% of the total number of votes of the meeting participants.
"Against" - 66 066 votes, which makes 0,001% of the total number of votes of the meeting participants.
"Abstained" – 1 009 603 votes, which makes 0,017% of the total number of votes of the meeting participants.

2.5. Decisions taken by the General Meeting:

On issue No. the following decisions have been made:
1.1. To approve the Company's 2005 Annual Report, annual financial statement, P&L statement, distribution of the Company's profit and loss in the financial year 2000;
1.2. To declare dividends on placed common shares for the year of 2005 by monetary funds in the amount of 3 rubles per common share. Considering the interim dividends paid for Q1 2005 in the amount of 1 ruble per common share, to pay additionally 2 rubles per common share. The dividends shall be paid till September 4, 2006 by funds transfer:

- *for legal entities (shareholders) – by cashless transfer of funds according to payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;*
- *for individuals – employees of OJSC "NLMK" (shareholders) – by cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;*
- *for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to bank account details specified in the questionnaire of the registered individual kept by the Company's Registrar or in cash at the cash desk of OJSC "Lipetskcombank").*

On issue No. 2 the following decisions have been made:

2.1. To approve the Charter of OJSC "NLMK" in new revision.
2.2. To approve the Regulations on the Board of Directors of OJSC "NLMK" in new revision.
2.3. To approve the Regulations on the Management Board of OJSC "NLMK" in new revision.
2.4. To approve the Corporate Governance Code of OJSC "NLMK" in new revision.
2.5. To approve the Dividend Policy of OJSC "NLMK" in new revision.

On issue No. 3:
The following members of OJSC "NLMK" Board of Directors have been elected:

1. *Vladimir Sergeevich Lisin*
2. *Oleg Vladimirovich Bagrin*
3. *Vladimir Nikolayevich Skorokhodov*
4. *Igor Petrovich Fyodorov*
5. *Nikolai Alexeevich Gagarin*
6. *Randolph Reynolds*
7. *Nikolai Pavlovich Lyakishev*
8. *Dmitry Aronovich Gindin*
9. *Karl Doering*

On issue No. 4 the following decision has been made:
To elect Alexey Alexeevich Lapshin President (Chairman of the Management Board) of the Company.

On issue No. 5:
The following members of the Company Audit Commission have been elected: Valery Serafimovich Kulikov, Natalia Vladimirovna Kurasevich, Olga Nikolayevna Savushkina, Galina Ivanovna Shipilova.

On issue No. 6 the following decisions have been made:
6.1. To approve CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, as OJSC "NLMK" Auditor.
6.2. To entrust CJSC "PricewaterhouseCoopers Audit", domicile: 52, Kosmodamianskaya nab. bldg. 5, 115054 Moscow, OGRN (State Registration Number) 1027700148431, INN (Taxpayer Identification Number) 7705051102, auditing license No. E000376 dd. May 20, 2002, with financial statement audit of OJSC "NLMK" in accordance with the US Generally Accepted Accounting Principles (US GAAP).

On issue No.7 the following decision has been made:
To uphold the decision of remunerations payment to the members of the Board of Directors of OJSC "NLMK".

On issue No. 8 the following decision has been made:
To uphold the decision of participation of OJSC "NLMK" as a member of the international association "International Iron and Steel Institute".

3. Signature

3.1. ***Authorized proxy***
OJSC "NLMK"
dd. 10.01.2006 No. 8

____________________ ***V.A. Loskutov***
(signature)

3.2. ***Date June 07, 2006.***

RECEIVED
2006 AUG 22 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

STATEMENT OF MATERIAL FACT
«INFORMATION ON GENERAL MEETINGS' DECISIONS»

1. General information

1.1 Full name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2 Abbreviated name of the issuer: ***OJSC "NLMK"***
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 INN of the issuer: ***4823006703***
1.6 Unique code of the issuer assigned by the registering body: ***00102-A***
1.7 Web-address in the Internet used by the issuer to disclose information: *www.nlmk.ru/rus/index/quarterindex.php3*
1.8 Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to the Bulletin of Federal Service on Financial Markets"***
1.9 Code of material fact: ***1000102A25112005***

2. Statement content

2.1. General meeting type: ***extraordinary***

2.2. Form of general meeting holding: ***absentee vote***

2.3. Date of general meeting holding (deadline for submitting voting ballots): ***Property & Securities Management Division, NLMK, pl. Metallurgov 2, Lipetsk, 398040, Russia***

2.3. General meeting quorum: ***The total number of votes of persons on the list of persons entitled to participate in the Company's extraordinary general shareholders' meeting (as of 15.10.2005) – 5 993 227 240. By November 16, 2005 (deadline for submitting voting ballots), the Company has received ballots of shareholders, owing in aggregate 5 760 319 241 votes, which makes 96,11% of the total number of the Company's voting shares (the extraordinary general shareholders' meeting is authorized to take decisions on the agenda).***

2.4. Issues brought to vote and voting results:

1. Approval of interested party transactions:

1.1. To approve sales contract for 351 641 common shares of OJSC "Coal Company Kuzbassugol" between NLMK (Seller) and IMMENSO ENTERPRISES LIMITED (Buyer) as an interested party transaction. The price of all shares as per this contract - 1 185 030 170 (one billion one hundred eighty five million thirty thousand one hundred seventy) rubles.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:

"For" – 367 157 063 votes, which makes 60,590 % of disinterested parties' votes.
"Against" - 3 867 390 votes, which makes 0,638 % of disinterested parties' votes.
"Abstained" - 2 535 545 votes, which makes 0,418% of disinterested parties' votes.

1.2. To approve sales contract for 1 861 109 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and LIMTAN INVESTMENTS LIMITED (Company A), AHERON INVESTMENTS LIMITED (Company B), OMNILAX HOLDINGS LIMITED (Company C) as an interested party transaction. The price of all shares as per this contract – USD 510 000 000 (five hundred ten million), including:

- company A - USD 168 640 627,72;
- company B - USD 170 679 686,14;
- company C - USD 170 679 686,14.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 367 904 068 votes, which makes 60,713% of disinterested parties' votes.
"Against" - 3 765 544 votes, which makes 0,621% of disinterested parties' votes.
"Abstained" - 1 862 858 votes, which makes 0,307% of disinterested parties' votes.

1.3. To approve sales contract for 891 769 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (first Seller), ANCASTERO LIMITED (second Seller) as an interested party transaction. The price of all shares as per this contract – USD 115 929 970 (one hundred fifteen million nine hundred twenty nine nine hundred seventy), including:
- to the first Seller – USD 48 855 560;
- to the second Seller – USD 67 074 410.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 367 899 561 votes, which makes 60,712% of disinterested parties' votes.
"Against" - 3 747 526 votes, which makes 0,618% of disinterested parties' votes.
"Abstained" - 1 778 771 votes, which makes 0,294% of disinterested parties' votes.

1.4. To approve sales contract for 77 858 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (Seller) as an interested party transaction. The price of all shares as per this contract – USD 10 121 540 (ten million one hundred twenty one

thousand five hundred forty).

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.
In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 368 743 966 votes, which makes 60,852% of disinterested parties' votes.
"Against" - 3 657 436 votes, which makes 0,604% of disinterested parties' votes.
"Abstained" - 1 741 709 votes, which makes 0,287% of disinterested parties' votes.

1.5. To approve the following related transactions within the framework of the project for admitting Global Depositary Shares representing common shares of NLMK to the UKLA (UK Listing Authority) Official list and admission of such Global Depositary Shares to trading on the London Stock Exchange:

1. *Depositary agreement under Rule 144A between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Rule 144A and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
2. *Depositary agreement under Regulation S between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Regulation S and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses, which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
3. *Listing agreement on the admittance of NLMK's Global Depositary Shares to the Official List and trading on the EEA Regulated Market of the London Stock Exchange between NLMK and UBS Limited, Merrill Lynch International and other managers specified in the agreement (hereinafter "Managers") covering services related to the admittance of Global Depositary Shares representing NLMK common shares to the Official List of the UK Listing Authority (UKLA) and trading of such Global Depositary Shares on the EEA Regulated Market of the London Stock Exchange, as well as NLMK's obligation to hold the Managers harmless in respect of any losses which the Managers could incur in connection with work under the Agreement. NLMK is required under the Agreement to furnish a number of representations and warranties in relation to various aspects of OJSC "NLMK" and OJSC "Stoilensky GOK" operations and to confirm that the information contained in the Prospectus prepared by NLMK for the purposes of this project is true, as well as undertake to provide information and perform other obligations in relation to the listing. The Agreement provides for an obligation on the part of NLMK to reimburse the Managers for certain expenses incurred.*

The beneficiaries under the above agreements are NLMK shareholders who sell shares in accordance with an Agreement between Managers and selling shareholders.

As of October 15, 2005, there are 605 972 714 circulating voting shares of the Company, belonging to disinterested parties.

In all, by November 16, 2005, the Company received 1 420 ballots incorporating 375 424 820 votes, which makes 61,954% of the votes, belonging to disinterested parties.
There is quorum for taking the decision.

Voting results:
"For" – 365 065 726 votes, which makes 60,245% of disinterested parties' votes.
"Against" - 4 497 281 votes, which makes 0,742% of disinterested parties' votes.
"Abstained" - 3 548 589 votes, which makes 0,586% of disinterested parties' votes.

2.5. Wordings of decisions, taken by the General meeting:
Regarding the issue No. 1, the following has been decided:

1.1. To approve sales contract for 351 641 common shares of OJSC "Coal Company Kuzbassugol" between NLMK (Seller) and IMMENSO ENTERPRISES LIMITED (Buyer) as an interested party transaction. The price of all shares as per this contract - 1 185 030 170 (one billion one hundred eighty five million thirty thousand one hundred seventy) rubles.

1.2. To approve sales contract for 1 861 109 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and LIMTAN INVESTMENTS LIMITED (Company A), AHERON INVESTMENTS LIMITED (Company B), OMNILAX HOLDINGS LIMITED (Company C) as an interested party transaction. The price of all shares as per this contract – USD 510 000 000 (five hundred ten million), including:

- ***company A - USD 168 640 627,72;***
- ***company B - USD 170 679 686,14;***
- ***company C - USD 170 679 686,14.***

1.3. To approve sales contract for 891 769 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (first Seller), ANCASTERO LIMITED (second Seller) as an interested party transaction. The price of all shares as per this contract – USD 115 929 970 (one hundred fifteen million nine hundred twenty nine nine hundred seventy), including:

- ***to the first Seller – USD 48 855 560;***
- ***to the second Seller – USD 67 074 410.***

1.4. To approve sales contract for 77 858 common shares of OJSC "Stoilensky GOK" between NLMK (Buyer) and SCANTOUS LIMITED (Seller) as an interested party transaction. The price of all shares as per this contract – USD 10 121 540 (ten million one hundred twenty one thousand five hundred forty).

1.5. To approve the following related transactions within the framework of the project for admitting Global Depositary Shares representing common shares of NLMK to the UKLA (UK Listing Authority) Official list and admission of such Global Depositary Shares to trading on the London Stock Exchange:

1. ***Depositary agreement under Rule 144A between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Rule 144A and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.***

2. *Depositary agreement under Regulation S between NLMK and Deutsche Bank Trust Company Americas governing the development and maintenance of the program of Global Depositary Shares representing NLMK common shares under Regulation S and NLMK's obligation to hold harmless Deutsche Bank Trust Company Americas in respect of any losses, which Deutsche Bank Trust Company Americas could incur in connection with work under the Agreement.*
3. *Listing agreement on the admittance of NLMK's Global Depositary Shares to the Official List and trading on the EEA Regulated Market of the London Stock Exchange between NLMK and UBS Limited, Merrill Lynch International and other managers specified in the agreement (hereinafter "Managers") covering services related to the admittance of Global Depositary Shares representing NLMK common shares to the Official List of the UK Listing Authority (UKLA) and trading of such Global Depositary Shares on the EEA Regulated Market of the London Stock Exchange, as well as NLMK's obligation to hold the Managers harmless in respect of any losses which the Managers could incur in connection with work under the Agreement. NLMK is required under the Agreement to furnish a number of representations and warranties in relation to various aspects of OJSC "NLMK" and OJSC "Stoilensky GOK" operations and to confirm that the information contained in the Prospectus prepared by NLMK for the purposes of this project is true, as well as undertake to provide information and perform other obligations in relation to the listing. The Agreement provides for an obligation on the part of NLMK to reimburse the Managers for certain expenses incurred.*

The beneficiaries under the above agreements are NLMK shareholders who sell shares in accordance with an Agreement between Managers and selling shareholders.

3. Signature

3.1. *Acting General Director*
of Open Joint Stock Company
"Novolipetsk Steel" _________________ *I.N. Anisimov*
(signature)

3.2. *Date: November 25, 2005.* *Seal*

SUBSTANTIAL FACT MESSAGE
"INFORMATION ON GENERAL MEETINGS DECISIONS"

1. General

1.1 Full name of the issuer: ***Open Joint Stock Company Novolipetsk Steel***
1.2 Abbreviated name of the issuer: *NLMK*
1.3 Domicile: ***Russian Federation***
1.4 OGRN of the issuer: ***1024800823123***
1.5 INN of the issuer: ***4823006703***
1.6 Unique issuer code assigned by the registering body: ***00102-A***
1.7 URL used for publishing issuer relevant information:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical press used by the issuer to publish information: ***newspaper "Gazeta MG", "Appendix to Federal Service Bulletin on Financial Markets"***
1.9 Code of substantial fact: ***1000102A27092005***

2. Message content

2.1. Type of general meeting: ***extraordinary***.
2.2. Form of conducting the general meeting: ***absentee ballot***.
2.3. Date of general meeting (closing date of voting ballots admission): ***26.09.2005***.
Postal address to which filled-out ballots were sent:
Real Estate and Securities, NLMK, 2 pl. Metallurgov, 398040 Lipetsk, Russia.
2.4. General meeting quorum: ***Total number of votes to which persons listed as having the right to participate in Company's general shareholder's meetings are entitled (as of 23.08.2005) – 5,993,227,240. Through September 26, 2005, the Company received ballots from shareholders owing in aggregate 5,788,974,115 votes, which accounts for 96.59% of total Company's voting shares, i.e. the meeting is in a position to render decisions on all issues of the agenda.***
2.5. Issues for voting and respective voting results:
1. On paying out (declaring) dividends on NLMK's issued common shares by the results of first six months of 2005.

Voting results:
"Affirmative" – 5,786,151,691 votes or 99.951% of total meeting participants' votes.
"Negative" – 8,008 votes or 0.0001% of total meeting participants' votes.
"Abstained" – 156,156 votes or 0.003% of total meeting participants' votes.
2.6. Decisions made by the general meeting:
The decision on issue No.1:

It is decided to pay out dividends on NLMK's issued common shares by the results of first six month of 2005 in cash at 1 ruble per common share. Dividends shall be distributed till December 25, 2005 by way of:
- transfer to bank accounts of legal entities (shareholders);
- payment with salary – for natural persons employed by NLMK (shareholders);
- via OJSC "Lipetskcombank" – for other persons (shareholders).

3. Signature

3.1. ***Acting General Director***
Open Joint Stock Company
Novolipetsk Steel

______________________ ***Igor Anisimov***
(signature)

3.2. ***Date: September 28, 2005*** *(Stamp)*

INFORMATION ON SIGNIFICANT EVENT «INFORMATION ON DECISIONS MADE BY GENERAL MEETING OF SHAREHOLDERS»

1. General information

1.1. Full name of the Issuer: ***Open Joint-stock company "Novolipetsk Steel"***
1.2. Abbreviation of the Issuer: *NLMK*
1.3. Location of the Issuer: ***the Russian Federation***
1.4. OGRN of the Issuer: ***1024800823123***
1.5. ID number of tax payer: ***4823006703***
1.6. Unique code of the issuer assigned by registering body: ***00102-A***
1.7. Web-site where significant information is disclosed: **www.nlmk.ru/rus/index/quarterindex.php3**
1.8. Name of periodicals used by the Issuer for publication of its information on significant events: ***newspaper «Gazeta MG», «Supplement to Federal Service on Financial Markets Bulletin».***

1.9. Code of significant event: ***1000102A25052005***

2. Content

2.1. Type of General Meeting: ***annual***
2.2. Form of General Meeting: ***meeting***
2.3. Date and place of General Meeting: ***20.05.2005; Conference hall, Head office of NLMK, 2, pl. Metallurgov, Lipetsk***
2.3. Quorum of General Meeting: ***Total votes being in possession of participants of the Company's Annual General Meeting of Shareholders (as of 04.04.2005) – 5,993,227,240. Votes of participants registered at time of the Meeting opening – 5,836,571,093, which accounted for 97.,39% of total voting shares of the Company, i.e. the General Meeting of Shareholders is authorized.***
2.4. Agenda and summary of voting:

1. Approval of the Company's Annual Report for 2004, Annual Financial Statements, inclusive of Income Statement, as well as Allocation of Profits (inclusive of dividends payment) and Losses resulted from financial year of 2004.

1.1. Approval of the Company's Annual Report for 2004, Annual Financial Statements, Income Statement, Allocation of Profits and Losses resulted from financial year of 2004.

Summary of voting:
«Pros» - 5,801,978,841 votes, being 99.,41% of total votes of the participants.
«Cons» – 0 votes, being 0.00% of total votes of the participants.
«Abstained» - 4,054,410 votes, being 0.07% of total votes of the participants.

1.2. To announce payment of dividends for 2004 for common stock of NLMK of 1.8 rouble per one common share. Taking into account intermediatory dividends paid for 9 months of 2004 of 1

rouble per one common share, 0.8 rouble per one common share will be additionally paid out. Dividends shall be paid out till August 18, 2005 by transfer of dividends:

- *to settlements accounts with banks – for legal persons (shareholders);*
- *at the same time as wages and salaries payments – for employees of NLMK (shareholders);*
- *through OAO Lipetskcombank – for other natural persons (shareholders).*

Summary of voting:
«Pros» - 5,803,430,277 votes, being 99.43% of total votes of the participants.
«Cons» – 0 votes, being 0.00% of total votes of the participants.
«Abstained» - 9,273,046 votes, being 0.16% of total votes of the participants.

2. Election of Board members.
(cumulative voting)

Summary of voting:
«Con all the candidates» - 0 votes, being 0.00% of total votes of the participants.
«Abstained» – 91,817,802 votes, being 0.175% of total votes of the participants.
«Pros» distributed as follows:

1). Oleg V. Bagrin – 5,734,243,433 votes, being 10.92% of total votes of the participants.

2). Nikolay A. Gagarin – 5,734,289,015 votes, being 10.92% of total votes of the participants.

3). Dmitry A. Gindin – 5,762,133,943 votes, being 10.97% of total votes of the participants.

4). Oleg V. Kiselev – 5,734,267,124 votes, being 10.92% of total votes of the participants.

5). Alexey A. Lapshin – 981,058 votes, being 0.00% of total votes of the participants.

6). Vladimir S. Lisin – 6,001,899,771 votes, being 11.43% of total votes of the participants.

7). Nikolay P. Lyakishev – 5,735,920,072 votes, being 10.92% of total votes of the participants.

8). Raynolds Ranfold – 5,733,980,818 votes, being 10.92% of total votes of the participants.

9). Vladimir N. Skorokhodov – 5,979,920,974 votes, being 11.38% of total votes of the participants.

10). Vyacheslav P. Feodorov – 859,326 votes, being 0.00% of total votes of the participants.

11). Igor P. Feodorov – 5,733,917,096 votes, being 10.92% of total votes of the participants.

3. Election of the Company's Director General.

Summary of voting:
«Pros» - 5,799,903,753 votes, being 99.3718% of total votes of the participants.
«Cons» - 134,134 votes, being 0.0023% of total votes of the participants.
«Abstained» - 9,619,393 votes, being 0.1648% of total votes of the participants.

4. Election of the Company's Audit Committee members.

1). Valery S. Kulikov
Summary of voting:
«Pros» - 5,795,061,071 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 122,122 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

2). Nataliya V. Kurasevich
Summary of voting:
«Pros» - 5,794,912,923 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 143,143 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

3). Igor A. Mastak
Summary of voting:
«Pros» - 5,794,797,808 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 258,258 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Воздержался» – 1,521526 votes, being 0.03% of total votes of the participants having voting right for this issue.

4). Olga N. Savushkina
Summary of voting:
«Pros» - 5,794,899,910 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 122,122 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,555,560 votes, being 0.03% of total votes of the participants having voting right for this issue.

5). Galina I. Shipilova
Summary of voting:
«Pros» - 5,794,963,974 votes, being 99.29% of total votes of the participants having voting right for this issue.
«Cons» - 115,115 votes, being 0.00% of total votes of the participants having voting right for this issue.
«Abstained» – 1,521,526 votes, being 0.03% of total votes of the participants having voting right for this issue.

5. Approval of the Company's Auditor.
5.1. To approve ZAO PricewaterhouseCoopers Audit as the Company's Auditor.
Summary of voting:
«Pros» - 5,797,716,562 votes, being 99.334% of total votes of the participants.
«Cons» - 134,134 votes, being 0.002% of total votes of the participants.
«Abstained» – 5,644,993 votes, being 0.10% of total votes of the participants.

5.2. ZAO PricewaterhouseCoopers Audit is entrusted with audit of the Financial Statements under US GAAP.
Summary of voting:
«Pros» - 5,799,712,563 votes, being 99.368% of total votes of the participants.
«Cons» - 134,134 votes, being 0.002% of total votes of the participants.
«Abstained» – 9,795,562 votes, being 0.17% of total votes of the participants.

6. Entering of changes to the Company's Statute:
«Pros» - 5,797,116,962 votes, being 99.3240% of total votes of the participants.
«Cons» - 994,039 votes, being 0.0170% of total votes of the participants.
«Abstained» – 11,546,279 votes, being 0.1978% of total votes of the participants.

7. Approval of Regulations on emoluments to the Company's Board members in a new edition.
Summary of voting:
«Pros» - 5,797,602,448 votes, being 99.3323% of total votes of the participants.
«Cons» - 1,280,325 votes, being 0.0219% of total votes of the participants.
«Abstained» – 10,774,507 votes, being 0.1846% of total votes of the participants.

8. Approval of transactions in which interest has been expressed.
8.1. To approve conclusion of depositary agreements between NLMK and Lipetskcombank No.: 02-9; without registration number in which interet has been expressed for up to 1,500,000,000 roubles and up to 50,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,819,237,636 votes, being 99.7034% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 3,691,688 votes, being 0.0633% of votes of the disinterested participants.

8.2. To approve conclusion of depositary agreements between NLMK and OAO Rosbank No.: RDK/03/002; RDK/03/074; RDK/03/124; RDK/03/125; VDK/03/034; VDK/03/035; VDK/03/073; VDK/03/074; VDK/2004/EUR/041; VDK/2004/EUR/042; VDK/2004/EUR/043; VDK/2004/EUR/044, in which interest has been expressed for up to 1,500,000,000 roubles and up to 150,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,822,392,788 votes, being 99.7571% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 534,534 votes, being 0.0092% of votes of the disinterested participants.

8.3. To approve conclusion of depositary agreement between NLMK and OAO Bank ZENIT No. 001-20/NLMK in which interest has been expressed for up to 1,500,000,000 roubles and up to 75,000,000 in foreign currencies (equivalent in USD).
Summary of voting:
«Pros» - 5,819,109,506 votes, being 99.7010% of votes of the disinterested participants.
«Cons» - 100,100 votes, being 0.0017% of votes of the disinterested participants.
«Abstained» – 3,829,826 votes, being 0.0656% of votes of the disinterested participants.

8.4. To approve conclusion of credit facilities agreement between NLMK and OAO Rosbank in which interest has been expressed for up to 150,000,000 USD.
Summary of voting:

«Pros» - 5,822,220,615 votes, being 99.7541% of votes of the disinterested participants.
«Cons» - 200,201 votes, being 0.0034% of votes of the disinterested participants.
«Abstained» – 629,629 votes, being 0.0108% of votes of the disinterested participants.

8.5. To approve sales agreement for 351,641 common shares of OAO Coal mining company Kuzbassugol between NLMK (the Seller) and IMMENSO ENTERPRISES LIMITED (the Buyer) in which interest has been expressed.

There was no quorum to make a decision.

8.6. To approve conclusion of sales agreement between NLMK (the Buyer) and companies:

- *LIMTAN INVESTMENTS LIMITED (Company A) for purchasing of 615,409 common shares of Stoilensky GOK;*
- *AHERON INVESTMENTS LIMITED (Company B) for purchasing of 622,850 common shares of Stoilensky GOK;*
- *OMNILAX HOLDINGS LIMITED (Company C) for purchasing of 622,850 common shares of Stoilensky GOK,*

in which interest has been expressed.

There was no quorum to make a decision.

8.7. To approve conclusion of sales agreement between NLMK (the Buyer) and companies:

- *SCANTOUS LIMITED (the first Seller) for purchasing of 375,812 common shares of Stoilensky GOK;*
- *ANCASTERO LIMITED (the second Seller) for purchasing of 515,957 common shares of Stoilensky GOK,*

in which interest has been expressed.

There was no quorum to make a decision.

8.8. To approve conclusion of sales agreement between NLMK (the Buyer) and SCANTOUS LIMITED (the Seller) for purchasing of 77,858 common shares of Stoilensky GOK in which interest has been expressed.

There was no quorum to make a decision.

9. To pay emoluments to the Company's Board members.
Summary of voting:
«Pros» - 5,798,720,697 votes, being 99.3515% of total votes of the participants.
«Cons» - 320,320 votes, being 0.0055% of total votes of the participants.
«Abstained» – 10,546,263 votes, being 0.1807% of total votes of the participants.

2.5. Decisions made by the General Meeting of Shareholders:

The following decision has been made for issue 1:
1.1. To approve the Company's Annual Report for 2004, Annual Financial Statements, Income Statement, Allocation of Profits and Losses resulted from financial year of 2004;

1.2. To announce payment of dividends for 2004 for common stock of NLMK of 1.8 rouble per one common share. Taking into account intermediatory dividends paid for 9 months of 2004 of 1 rouble per one common share, 0.8 roubles per one common share will be additionally paid out. Dividends shall be paid out till August 18, 2005 by transfer of dividends:
- *to settlements accounts with banks – for legal persons (shareholders);*
- *at the same time as wages and salaries payments – for employees of NLMK (shareholders);*
- *through OAO Lipetskcombank – for other natural persons (shareholders).*

Issue 2:
The Board of Directors has been elected as follows:
1. *Vladimir S. Lisin;*
2. *Vladimir N. Skorokhodov;*
3. *Dmitry A. Gindin;*
4. *Nikolay P. Lyakishev;*
5. *Nikolay A. Gagarin;*
6. *Oleg V. Kiselev;*
7. *Oleg V. Bagrin;*
8. *Raynolds Randolf;*
9. *Igor P. Feodorov.*

Issue 3:
Vladimir P. Nastich has been elected Director General of the Company.

Issue 4:
The Audit Committee has been elected as follows: Valery S. Kulikov, Nataliya V. Kurasevich, Igor A. Matsak, Olga N. Savushkina, Galina I. Shipilova.

Issue 5:
5.1. To approve ZAO PricewaterhouseCoopers Audit as the Company's Auditor;
5.2. ZAO PricewaterhouseCoopers Audit has been entrusted with auditing of Financial Statements under US GAAP.

Issue 6:
To approve changes to clause 1.1 of Article 1 of NLMK's Statute.

Issue 7:
To approve Regulations on Emoluments of NLMK's Board members in a new edition.

Issue 8:
8.1. To approve conclusion of depositary agreements between NLMK and OAO Lipetskcombank No.: 02-9; without registration number, in which interest has been expressed, for up to 1,500,000,000 roubles and up to 50,000,000 in foreign currencies (equivalent to USD).
8.2. To approve conclusion of depositary agreements between NLMK and OAO Rosbank No.: RDK/03/002; RDK/03/074; RDK/03/124; RDK/03/125; VDK/03/034; VDK/03/035; VDK/03/073; VDK/03/074; VDK/2004/EUR/041; VDK/2004/EUR/042; VDK/2004/EUR/043; VDK/2004/EUR/044, in which interest has been expressed, for up to 1,500,000,000 roubles and up to 150,000,000 in foreign currencies (equivalent to USD).
8.3. To approve conclusioin of depositary agreement between NLMK and OAO Bank ZENIT No. 001-20/NLMK, in which interest has been expressed, for up to 1,500,000,000 roubles and up to

75,000,000 in foreign currencies (equivalent to USD).
8.4. To approve conclusion of credit facilities agreement between NLMK and OAO Rosbank, in which interest has been expressed, for up to 150,000,000 USD.

Issue 9:
To approve payment of emoluments to NLMK's Board members.

3. Signature

3.1. ***General Director of OJSC Novolipetsk Steel*** ________________ ***Nastich V.P.***
(signature)

3.2. ***Date «26» May 2005***